Form 10-K, Exhibit 13
period 1998-12-31
PITTSTON CO
filed 1999-03-23
CIK 78890

Pittston Brink's Group
-------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------


The following Selected Financial Data reflects the results of operations and financial position of the businesses which comprise Pittston Brink's Group ("Brink's Group") and should be read in connection with the Brink's Group's financial statements. The financial information of the Brink's Group, Pittston BAX Group ("BAX Group") and Pittston Minerals Group ("Minerals Group") supplements the consolidated financial information of The Pittston Company and Subsidiaries ("the Company") and, taken together, includes all accounts which comprise the corresponding consolidated financial information of the Company.

FIVE YEARS IN REVIEW

(In thousands, except per share amounts)     1998        1997       1996      1995       1994
===============================================================================================
SALES AND INCOME (a):
Operating revenues                   $1,451,267     1,101,434      909,813   788,395  656,993
Net income (a), (b)                      79,104        73,622       59,695    51,093   41,489
-----------------------------------------------------------------------------------------------
FINANCIAL POSITION (a):
Net property, plant and equipment      $490,727       346,672      256,759   214,653  180,930
Total assets                            977,004       692,330      551,665   484,726  426,887
Long-term debt, less current maturities  93,345        38,682        5,542     5,795    7,990
Shareholder's equity                    461,410       380,480      313,378   258,805  215,531
-----------------------------------------------------------------------------------------------
AVERAGE PITTSTON BRINK'S GROUP COMMON
SHARES OUTSTANDING (c), (d):
Basic                                    38,713        38,273       38,200    37,931   37,784
Diluted                                  39,155        38,791       38,682    38,367   38,192
===============================================================================================
PITTSTON BRINK'S GROUP COMMON SHARES
   OUTSTANDING (c)                       40,961        41,130       41,296    41,574   41,595

-----------------------------------------------------------------------------------------------
PER PITTSTON BRINK'S GROUP COMMON SHARE (b), (c):
NET INCOME (c):
Basic                                $     2.04          1.92         1.56      1.35     1.10
Diluted                                    2.02          1.90         1.54      1.33     1.09
Cash dividends                              .10           .10          .10       .09      .09
Book value (e)                            11.87          9.91         8.21      6.81     5.70

===============================================================================================

(a) See Management's Discussion  and  Analysis for discussion  of acquisitions.

(b) As of January 1, 1992, Brink's Home Security, Inc. ("BHS") elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase income before cumulative effect of accounting changes and net income of the Brink's Group by $3,852 or $0.10 per basic and diluted share in 1998, $3,213 in 1997, $2,723 in
1996, $2,720 in 1995 and $2,486 in 1994. The net income per basic and diluted share impact was $0.08 in 1997 and for 1994 through 1996 was $0.07.

(c) All share and per share data presented reflects the completion of the Brink's Stock Proposal which occurred on January 18, 1996. Shares outstanding at the end of the period include shares outstanding under the Company's Employee Benefits Trust of 2,076 shares, 2,734 shares, 3,141 shares, 3,553 shares and 3,779 shares at December 31, 1998, 1997, 1996, 1995 and 1994, respectively.
Average shares outstanding do not include these shares. The initial dividends on Brink's Stock were paid on March 1, 1996. Dividends paid by the Company on Services Stock have been attributed to the Brink's Group in relation to the initial dividends paid on the Brink's and BAX Stocks.

(d) The net income per share amounts prior to 1997 have been restated, as required, to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". For further discussion of net income per share, see Note 10 to the Brink's Group Financial Statements.

(e) Calculated based on the number of shares outstanding at the end of the period excluding shares outstanding under the Company's Employee
Benefits Trust.

Pittston Brink's Group
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

--------------------------------------------------------------------------------


The financial statements of the Pittston Brink's Group (the "Brink's Group") include the balance sheets, results of operations and cash flow of the Brink's, Incorporated ("Brink's") and Brink's Home Security, Inc. ("BHS") operations of the Pittston Company (the "Company"), and a portion of the Company's corporate assets and liabilities and related transactions which are not specifically identified with operations of a particular segment. The Brink's Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements. Corporate amounts reflected in these financial statements are determined based upon methods which management believes provide a reasonable and equitable estimate of costs, assets and liabilities attributable to the Brink's Group.

The Company provides holders of the Pittston Brink's Group Common Stock ("Brink's Stock") separate financial statements, financial reviews, descriptions of business and other relevant information for the Brink's Group in addition to consolidated financial information of the Company. Holders of Brink's Stock are shareholders of the Company, which is responsible for all its liabilities. Therefore, financial developments affecting the Brink's Group, the Pittston BAX Group (the "BAX Group") or the Pittston Minerals Group (the "Minerals Group") that affect the Company's financial condition could therefore affect the results of operations and financial condition of each of the Groups. Accordingly, the Company's consolidated financial statements must be read in connection with the Brink's Group's financial statements.

The following discussion is a summary of the key factors management considers necessary in reviewing the Brink's Group's results of operations, liquidity and capital resources. This discussion must be read in conjunction with the financial statements and related notes of the Brink's Group and the Company.




RESULTS OF OPERATIONS

                              Years Ended December 31
(In thousands)                1998        1997     1996
---------------------------------------------------------
Brink's:

   North America             $541,142   482,182   418,941
   Europe                     370,178   146,464   128,848
   Latin America              310,064   266,445   182,481
   Asia/Pacific                26,297    26,760    23,741

---------------------------------------------------------
Total Brink's               1,247,681   921,851   754,011
BHS                           203,586   179,583   155,802
---------------------------------------------------------
Total operating revenues    1,451,267 1,101,434   909,813
=========================================================
Operating profit:
Brink's:

   North America             $49,046     40,612    34,387
   Europe                     27,080     10,039     4,734
   Latin America              23,571     28,711    15,243
   Asia/Pacific               (1,277)     2,229     2,459
---------------------------------------------------------
Total Brink's                 98,420     81,591    56,823
BHS                           53,032     52,844    44,872
---------------------------------------------------------
Total segment operating
  profit                     151,452   134,435    101,695
General corporate expense     (9,178)   (6,871)    (7,457)
---------------------------------------------------------
Total operating profit       142,274   127,564     94,238
=========================================================
Depreciation and amortization
   Brink's                   $45,742    30,758     24,293
   BHS                        36,630    30,344     30,115
   General corporate             238       229        158
---------------------------------------------------------
Total depreciation and
 amortization                 82,610    61,331     54,566
---------------------------------------------------------
Cash capital expenditures
   Brink's                   $74,716    45,234     32,149
   BHS                        81,671    70,927     61,522
---------------------------------------------------------
   General corporate             204       109      2,083
---------------------------------------------------------
Total cash capital
 expenditures                156,591   116,270     95,754
=========================================================


The Brink's Group's net income amounted to $79.1 million ($2.02 per share) in 1998, compared with the $73.6 million ($1.90 per share) earned in 1997. Revenues for 1998 increased $349.8 million (32%) as compared to 1997, of which $325.8 million related to Brink's and $24.0 million to BHS. Operating profit totaled $142.3 million, $14.7 million (12%) higher than the amounted reported in 1997, due to increases in both Brink's and BHS, partially offset by higher corporate expenses.
                                       7

The Brink's Group's net income amounted to $73.6 million ($1.90 per share) in 1997, compared with the $59.7 million ($1.54 per share) earned in 1996. Revenues for 1997 increased $191.6 million (21%) as compared to 1996, of which $167.8 million related to Brink's and $23.8 million to BHS. Operating profit totaled $127.6 million, $33.3 million (35%) higher than the amounted reported in 1996, due to increases in both Brink's and BHS, along with lower corporate expenses.

BRINK'S

Brink's worldwide consolidated revenues totaled $1.2 billion in 1998 compared to $921.9 million in 1997, a 35% increase. Brink's 1998 operating profit of $98.4 million represented a 21% increase over the $81.6 million of operating profit reported in 1997.

Revenues from North American operations increased $59.0 million (12%), to $541.1 million in 1998 from $482.2 million in 1997. North American operating profit increased $8.4 million (21%) to $49.0 million in the current year from $40.6 million in 1997. The revenue and operating profit improvement for 1998 primarily resulted from improvements in its armored car operations which includes ATM services.

Revenues and operating profit from European operations in 1998 amounted to $370.2 million and $27.1 million, respectively. These amounts represented increases of $223.7 million and $17.0 million, respectively, from 1997. The 153% increase in revenue was primarily due to the acquisition of substantially all of the remaining shares (62%) of the Brink's subsidiary in France in the first quarter of 1998 (discussed below) and of its subsidiary in Germany (50%) in the second quarter of 1998. The 170% increase in operating profits primarily reflects improved results from operations in France, as well as the increased ownership. However, this improvement was partially offset by lower results in Belgium, caused by industry-wide labor unrest in that country which was resolved in the first quarter of 1998.

In 1998, Latin American revenues increased 16% to $310.1 million, while operating profit decreased 18% to $23.6 million as compared to 1997. The increased revenues were primarily attributable to operations in Venezuela. Operating profit was favorably impacted by higher results from Venezuela which were more than offset by costs associated with start-up operations in Argentina and an equity loss from Brink's 20% owned affiliate in Mexico.

Revenues from Asia/Pacific operations were $26.3 million and $26.8 million in 1998 and 1997, respectively, while the operating loss was $1.3 million in 1998 and the operating profit was $2.2 million in 1997. The lower level of profit in 1998 was primarily due to additional expenses associated with the expansion of operations in Australia.


Brink's worldwide consolidated revenues totaled $921.9 million in 1997 compared to $754.0 million in 1996, a 22% increase. Brink's 1997 operating profit of $81.6 million represented a 44% increase over the $56.8 million of operating profit reported in 1996.

Revenues from North American operations increased $63.2 million (15%), to $482.2 million in 1997 from $418.9 million in 1996. North American operating profit increased $6.2 million (18%) to $40.6 million in 1997 from $34.4 million in 1996. The revenue and operating profit improvement for 1997 primarily resulted from improvements in its armored car operations which includes ATM services.

Revenues and operating profit from European operations in 1997 amounted to $146.5 million and $10.0 million, respectively. These amounts represented increases of $17.6 million (14%) and $5.3 million (112%) from 1996. The improvement in revenues and operating profit in 1997 was due to stronger results in most European countries, partially offset by lower results from the then 38% owned affiliate in France.

In Latin America, revenues and operating profit increased 46% to $266.4 million and 88% to $28.7 million, respectively, from 1996 to 1997. These increases were primarily due to the consolidation of the results of Brink's Venezuelan subsidiary, Custodia y Traslado de Valores, C.A. ("Custravalca"), where Brink's increased its ownership from 15% to 61% in January 1997.

Revenues and operating profits from Asia/Pacific operations in 1997 were $26.8 million and $2.2 million respectively, compared to $23.7 million and $2.5 million, respectively, in 1996.

BHS

The following is a table of selected financial data for BHS on a comparative basis:

                                         Years Ended December 31
(Dollars in thousands)                  1998       1997      1996
------------------------------------------------------------------
Monitoring and service                  $73,245   63,457    48,814

Net marketing, sales and installation   (20,213) (10,613)   (3,942)

------------------------------------------------------------------
Operating profit                        $53,032   52,844    44,872

==================================================================
Monthly recurring revenues (a)           15,104   12,893    10,676

==================================================================
Number of subscribers:

   Beginning of period                  511,532  446,505   378,659
   Installations                        113,491  105,630    98,541
   Disconnects, net (b)                 (39,458) (40,603)  (30,695)

------------------------------------------------------------------
End of period                           585,565  511,532   446,505

==================================================================

(a) Monthly recurring revenues are calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for monitoring, maintenance and related services.

(b) Includes 4,281 of special limited service contracts for a large homeowners' association that were discontinued as of December 31, 1997.

                                     8

Revenues for BHS increased by $24.0 million (13%) to $203.6 million in 1998 from $179.6 million in 1997. Revenues in 1997 were $23.8 million (15%) higher than the $155.8 million earned in 1996. The increase in revenues in both years was predominantly the result of higher ongoing monitoring and service revenues caused by growth of the subscriber base (14% in 1998 and 15% in 1997), as well as higher average monitoring fees. As a result of such growth, monthly recurring revenues grew 17% and 21%, respectively, in the 1998 and 1997 periods. Installation revenue for 1998 and 1997 decreased 4% and 3%, respectively, over the earlier year. While the number of new security system installations increased, the revenue per installation decreased in response to continuing competitive pricing pressures.

Operating profit in 1998 increased $0.2 million to $53.0 million as compared to 1997. In 1997, operating profit of $52.8 million represented an $8.0 million increase over 1996. The increase in 1997 operating profit includes a $8.9 million reduction in depreciation expense resulting from a change in estimate (discussed below). Operating profit in both 1998 and 1997 was favorably impacted by increases in operating profit generated from monitoring and service activities of $9.8 million (15%) and $14.6 million (30%), respectively. The improvement during both years was due to the growth in the subscriber base combined with the higher average monitoring fees. However, growth in overall operating profit was negatively impacted by the increases in the net cost of marketing, sales and installation related to gaining new subscribers which increased $9.6 million and $6.7 million during 1998 and 1997, respectively, as compared to the earlier year. The increase in this upfront net cost in both years is due to higher levels of sales and marketing costs incurred and expensed, combined with lower levels of installation revenue. Both of these factors are a consequence of the continuing competitive environment in the residential security market. Management expects to slow the relative increases of these upfront costs during 1999 through intensified focus on marketing and sales efficiencies.

It is BHS' policy to depreciate capitalized subscriber installation expenditures over the estimated life of the security system based on subscriber retention percentages. BHS initially developed its annual depreciation rate based on information about subscriber retention which was available at the time. However, accumulated historical data about actual subscriber retention has indicated that subscribers remained active for longer periods of time than originally estimated. Therefore, in order to reflect the higher demonstrated retention of subscribers, and to more accurately match depreciation expense with monthly recurring revenue generated from active subscribers, beginning in the first quarter of 1997, BHS prospectively adjusted its annual depreciation rate from 10 to 15 years for capitalized subscriber installation costs. BHS will continue its practice of charging the remaining net book value of all capitalized subscriber installation expenditures to depreciation expense as soon as a system is identified for disconnection. This change in estimate reduced depreciation expense for capitalized installation costs in 1997 by $8.9 million. As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel and costs incurred in maintaining facilities and vehicles dedicated to the installation process. The effect of this change in accounting principle was to increase operating profit for the Brink's Group and the BHS segment for 1998, 1997 and 1996 by $6.1 million, $4.9 million and $4.5 million, respectively. The effect of this change increased diluted net income per common share of Brink's Stock by $0.10 in 1998, $0.08 in 1997 and by $0.07 in 1996.

FOREIGN OPERATIONS

A portion of the Brink's Group financial results is derived from activities in a number of foreign countries located in Europe, Asia and Latin America, each with a local currency other than the US dollar. Because the financial results of the Brink's Group are reported in US dollars, they are affected by changes in the value of the various foreign currencies in relation to the US dollar. Changes in exchange rates may also adversely affect transactions which are denominated in currencies other than the functional currency. Brink's periodically enters into such transactions in the course of its business. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency fluctuations may have in any one country on the translated results. Brink's, from time to time, uses foreign currency forward contracts to hedge transactional risks associated with foreign currencies. (See "Market Risk Exposures" below.) Translation adjustments of net monetary assets and liabilities denominated in the local currency relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains or losses for the period. A subsidiary in Venezuela and an affiliate in Mexico operate in such highly inflationary economies. Prior to January 1, 1998, the economy in Brazil, in which Brink's has a subsidiary, was also considered highly inflationary. As of January 1, 1999, the economy of Mexico will no longer be considered hyperinflationary.

The Brink's Group is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of such risks on the Brink's Group cannot be predicted.

CORPORATE EXPENSES

A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the Brink's Group based upon utilization and other methods and criteria which management believes to be an equitable and a

                             9
reasonable estimate of the cost attributable to the Brink's Group. These attributions were $9.2 million in 1998, $6.9 million in 1997 and $7.5 million in 1996.

Corporate expenses in 1998 include additional expenses of approximately $5.8 million related to a retirement agreement between the Company and its former Chairman and CEO. Approximately $2.0 million of this $5.8 million of expenses have been attributed to the Brink's Group. Corporate expenses in the 1998 period also included costs associated with a severance agreement with a former member of the Company's senior management.

Higher 1996 corporate expenses were primarily due to the relocation of the Company's corporate headquarters to Richmond, Virginia, during September 1996, which amounted to $2.9 million. Approximately $1 million of these costs were attributed to the Brink's Group.

OTHER OPERATING INCOME, NET

Other net operating income increased $0.3 million to $2.1 million in 1998 and decreased $0.6 million to $1.8 million in 1997. Other operating income principally includes the equity earnings of Brink's foreign affiliates and foreign currency exchange gains and losses. Equity earnings in 1998 decreased $0.2 million as the earnings improvement and subsequent consolidation of Brink's affiliate in France, which recorded an equity loss in 1997, was more than offset by higher equity losses of Brink's 20% owned affiliate in Mexico in 1998.

INTEREST EXPENSE, NET

Net interest expense increased $9.6 million to $18.4 million in 1998 and increased $9.7 million to $8.7 million in 1997. The increase in 1998 was due to unusually high interest rates in Venezuela associated with local currency borrowings in that country as well as higher average borrowings related to the acquisitions in France and Germany. The increase in 1997 was due to Custravalca acquisition debt and higher average interest rates in Venezuela.

OTHER INCOME/EXPENSE, NET

Other net income/expense, which principally includes foreign translation gains and losses and minority interest expense or income, was income of $1.6 million in 1998 and expense of $5.6 million and $5.4 million in 1997 and 1996, respectively. The 1998 year reflects higher foreign translation gains, lower minority interest ownership expense and higher gains on sale of investments. The higher level of expense in 1997 also reflects an increase in minority interest expense, resulting from the consolidation of the now 61% owned Custravalca (early 1997).

INCOME TAXES

The provision for income taxes was 37% in 1998, 35% in 1997 and 33% in 1996. The 1998 rate exceeded the statutory federal income tax rate of 35% primarily due to increased taxes on foreign income. In 1996 the provision for income taxes was less than the statutory federal income tax rate of 35% due to lower taxes on foreign income partially offset by additional provisions for state income taxes.

FINANCIAL CONDITION

A portion of the Company's corporate assets and liabilities has been attributed to the Brink's Group based upon utilization of the shared services from which assets and liabilities are generated. Management believes this attribution to provide a reasonable and equitable estimate of the assets and liabilities attributable to the Brink's Group.

Corporate assets which were allocated to the Brink's Group consisted primarily of pension assets and deferred income taxes and amounted to $66.9 million and $58.2 million at December 31, 1998 and 1997, respectively.

CASH FLOW REQUIREMENTS

Cash flow from operating activities increased $22.7 million to $169.7 million. The increase primarily reflects higher levels of net income, which included higher amounts for depreciation and amortization and other non-cash charges partially offset by increased funding requirements for working capital. Cash generated from operating activities was sufficient to fund investing activities, primarily capital expenditures, and acquisition of increased ownership positions in affiliates.

CAPITAL EXPENDITURES

Cash capital expenditures for 1998 totaled $156.6 million, of which $74.7 million was spent by Brink's and $81.7 million was spent by BHS. In 1998, $77.7 million (50%) of the Brink's Group's total cash capital expenditures was attributable to BHS customer installations, principally reflecting expansion of the subscriber base. Capital expenditures made by Brink's during 1998 were primarily for expansion, replacement or maintenance of assets used in ongoing business operations. Cash capital expenditures totaled $116.3 million in 1997.

Cash capital expenditures in 1999 are currently expected to approximate $165 million. The higher level of capital expenditures is expected to result largely from expenditures at BHS, reflecting continued growth of the subscriber base, and at Brink's for expansion of North America and international operations.

The foregoing amounts exclude expenditures that have been or are expected to be financed through capital and operating leases, or acquisition expenditures.

FINANCING

The Brink's Group intends to fund cash capital expenditures through cash flow from operating activities. Shortfalls, if any, will be financed through the Company's revolving credit agreements, other borrowing arrangements or repayments from the Minerals Group (as described under "Related Party Transactions").
                                 10

Total debt outstanding at December 31, 1998 was $145.2 million, $89.9 million higher than the $55.3 million at December 31, 1997. The increase in debt is largely attributable to additional borrowings associated with the acquisition of substantially all the remaining shares of Brink's subsidiary in France (discussed below).

The Company has a $350.0 million credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100.0 million term loan and permits additional borrowings, repayments and reborrowings of up to an aggregate of $250.0 million. The maturity date of both the term loan and the revolving credit portion of the Facility is May 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates. As of December 31, 1998 and 1997, borrowings of $100.0 million were outstanding under the term loan and $91.6 million and $25.9 million, respectively, of additional borrowings were outstanding under the revolving portion of the Facility. No portion of the total amount outstanding under the Facility at December 31, 1998 or at December 31, 1997 was attributed to the Brink's Group.

Under the terms of the Facility, the Company has agreed to maintain at least $400.0 million of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $398 million at December 31, 1998.

In the first quarter of 1998, in connection with its purchase of the remaining share (62%) of the Brink's French affiliate ("Brink's S.A."), the company made a note to the seller for a principal amount of US $27.5 million payable in annual installments plus interest through 2001. In addition, borrowings of approximately US $19 million and capital leases of approximately US $30 million were assumed.

In connection with its acquisition of Custravalca, Brink's entered into a borrowing arrangement with a syndicate of local Venezuelan banks. The borrowings consisted of a long-term loan denominated in the local currency equivalent to US $40.0 million and a $10.0 million short-term loan denominated in US dollars which was repaid during 1997. The long-term loan bears interest based on the Venezuelan prime rate and is payable in installments through the year 2000. As of December 31, 1998, total borrowings under this arrangement were equivalent to US $27.2 million.

RELATED PARTY TRANSACTIONS

At December 31, 1998, under an interest bearing borrowing arrangement, the Minerals Group owed the Brink's Group $20.3 million, a decrease of $6.7 million from the $27.0 million owed at December 31, 1997. At December 31, 1998 and 1997, the Brink's Group owed the Minerals Group $12.9 million and $19.4 million, respectively, for tax payments representing the Minerals Group's tax benefits utilized by Brink's Group in accordance with the Company's tax sharing policy, of which $10.0 million is expected to be paid within one year. The Brink's Group paid the Minerals Group $17.7 million for the utilization of such tax benefits during 1998.

MARKET RISK EXPOSURES

The Brink's Group has activities in a number of foreign countries located in Europe, Latin America and Asia, which expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. These financial exposures are monitored and managed by the Brink's Group as an integral part of its overall risk management program. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency rate fluctuations may have in any one country on the translated results. The Brink's Group's risk management program considers this favorable diversification effect as it measures the Brink's Group's exposure to financial markets and as appropriate, seeks to reduce the potentially adverse effects that the volatility of certain markets may have on its operating results.

Brink's primarily enters into non-derivative hedging instruments, as discussed below, to hedge its foreign currency and interest rate exposures. The risk that counterparties to such instruments may be unable to perform is minimal. Management of Brink's does not expect any losses due to such counterparty default.

The Brink's Group assesses interest rate and foreign currency risks by continually identifying and monitoring changes in interest rate and foreign currency exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Brink's Group maintains risk management control systems to monitor these risks attributable to both Brink's outstanding and forecasted transactions as well as offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates and foreign currency rates on Brink's future cash flows. Brink's does not use derivative instruments for purposes other than hedging.

The sensitivity analyses discussed below for the market risk exposures were based on several assumptions. The disclosures with respect to foreign exchange and interest rate risks do not take into account forecasted foreign exchange and interest rate transactions. Actual results will be determined by a number of factors that are not under management's control and could vary significantly from those disclosed.

Interest Rate Risk

Brink's primarily uses variable-rate debt denominated in foreign currencies, including the Venezuela bolivar and French franc, to finance its foreign operations. These debt obligations expose Brink's to variability in interest expense due to changes in the general level of interest rates in these countries. Venezuela is considered a highly inflationary economy, and therefore, the effects of increases or decreases in that country's interest rates may be partially offset by corresponding decreases or increases in the currency exchange rates which will affect the US dollar value of the underlying debt.

Brink's also has fixed-rate debt denominated in foreign currencies, primarily French francs. The fixed rate debt is subject to fluctuations in its fair value as a result of changes in interest rates.

Based on the overall interest rate level of both US dollar and foreign currency denominated variable rate debt outstanding at December 31, 1998, a hypothetical 10% change (as a percentage of interest rates on outstanding debt) in Brink's effective interest rate from year-end 1998 levels would over a 12 month period change interest expense by approximately $2.1 million. The effect on the fair value of foreign currency denominated fixed rate debt for a hypothetical 10% uniform shift (as a percentage of market interest rates) in the yield curves for interest rates in various countries from year-end 1998 levels would be immaterial.

Foreign Currency Risk

The Brink's Group has certain exposures to the effects of foreign exchange rate fluctuations on reported results in US dollars of foreign operations. Due in part to the favorable diversification effects resulting from operations in various countries within Europe, Asia and Latin America, including Canada, Australia, the United Kingdom, France, Holland, Germany, Mexico, Brazil, Venezuela, and Colombia, the Brink's Group does not generally enter into foreign exchange hedges to mitigate these exposures.

The Brink's Group is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of domestic and foreign operations. Such exposures during the period were immaterial to the results of the Brink's Group.

The Brink's Group holds net investments in a number of foreign subsidiaries which are translated at exchange rates at the balance sheet date. Resulting cumulative translation adjustments are recorded as a separate component of shareholders' equity and exposes the Brink's Group to adjustments resulting from foreign exchange rate volatility. The Brink's Group, at times, uses non-derivative financial instruments to hedge this exposure. Currency exposure related to the net assets of the Brink's subsidiary in France are managed, in part, through a foreign currency denominated debt agreement (seller financing) entered into as part of the acquisition by Brink's. Gains and losses in the net investment in subsidiaries are offset by losses and gains in the debt obligations. All other hedges of net investments in foreign subsidiaries were immaterial to the Brink's Group. The translation adjustments for hyperinflationary economies in which the Brink's Group operates (currently Mexico and Venezuela) are recorded as a component of net income and exposes the Brink's Group to adjustments resulting from foreign exchange rate volatility.

The effects of a hypothetical simultaneous 10% appreciation in the US dollar from year end 1998 levels against all other currencies of countries in which the Brink's Group operates were measured for their potential impact on 1) translation of earnings into US dollars based on 1998 results, 2) transactional exposures, and 3) translation of balance sheet net equity accounts. The hypothetical effects would be approximately $2.1 million unfavorable from the translation of earnings into US dollars, approximately $1.3 million favorable earnings effect from transactional exposures and approximately $12.9 million unfavorable for the translation of balance sheet equity accounts.

READINESS FOR YEAR 2000: SUMMARY

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. If not corrected, many date-sensitive applications could fail or create erroneous results by or in the year 2000. The Brink's Group understands the importance of having systems and equipment operational through the year 2000 and beyond and is committed to addressing these challenges while continuing to fulfill its business obligations to its customers and business partners. Both BHS and Brink's have established Year 2000 Project Teams intended to make their information technology assets, including embedded microprocessors ("IT assets"), non-IT assets, products, services and infrastructure Year 2000 compliant.

READINESS FOR YEAR 2000: STATE OF READINESS

BHS

The BHS Year 2000 Project Team has divided its Year 2000 readiness program into four phases: (i) assessment, (ii) remediation/replacement, (iii) testing and (iv) integration. As of December 31, 1998, BHS has completed the assessment and remediation/replacement phases. BHS is currently in both the testing and integration phases. BHS plans to have completed all phases of its Year 2000 readiness program on a timely basis prior to Year 2000. As of December 31, 1998, at least 90% of BHS' IT and non-IT assets systems had been tested and verified as Year 2000 ready.

Brink's

The Brink's Year 2000 Project Team has divided its Year 2000 readiness program into six phases: (i) inventory, (ii) assessment, (iii) renovation, (iv) validation/testing, (v) implementation and (vi) integration. Worldwide, Brink's is largely in the renovation, validation/testing and implementation phases of its Year 2000 readiness program.

Brink's North America

With respect to Brink's North America operations, all core IT systems have been identified, renovation has taken place and the Year 2000 project is currently in both the implementation and integration phase. The implementation phase of the core operational systems is expected to be completed by the second quarter of 1999. Non-IT systems, including armored vehicles, closed circuit televisions, videocassette recorders and certain currency processing equipment, are in the assessment phase and certain renovation/replacement has been done. The renovation and validation phases for non-IT systems are expected to continue through the second quarter of 1999. As of December 31, 1998, most of Brink's North America IT systems have been tested and validated as Year 2000 ready. Brink's believes that all its IT and non-IT systems will be Year 2000 compliant or that there will be no material adverse effect on operations or financial results due to non-compliance.

Brink's International

All international affiliates have been provided with an implementation plan, prepared by the Global Year 2000 Project Team. In addition, there is senior management sponsorship in all international countries. The implementation plan requires semi-monthly reports as to the status of each category in each country. The categories include core systems, non-core systems, hardware, facilities, special equipment, voice/data systems, etc. Countries in Europe, Latin America and Asia/Pacific are in varying phases of the Year 2000 readiness program. In Europe, core systems have been identified, some are in the remediation and validation/testing phase, with others currently in the implementation and integration phase. In both Latin America and Asia/Pacific, most countries are currently in active renovation with several completing testing and implementation on core systems. Brink's plans to have completed all phases of its Year 2000 readiness program on a timely basis prior to Year 2000.

Brink's Group

As part of their Year 2000 projects, both BHS and Brink's North America have sent comprehensive questionnaires to significant suppliers, and others with which they do business, regarding their Year 2000 compliance and both are in the process of identifying significant problem areas with respect to these business partners. The Brink's Group is relying on such third parties' representations regarding their own readiness for Year 2000. This process will be ongoing and efforts with respect to specific problems identified will depend in part upon its assessment of the risk that any such problems may have a material adverse impact on its operations.

Further, the Brink's Group relies upon government agencies, utility companies, telecommunication service companies and other service providers outside of its control. As with most companies, the companies of the Brink's Group are vulnerable to significant suppliers', customers' and other third parties' inability to remedy their own Year 2000 issues. As the Brink's Group cannot control the conduct of its suppliers or other third parties, there can be no guarantee that Year 2000 problems originating with a supplier or other third party will not occur.


READINESS FOR YEAR 2000: COSTS TO ADDRESS

The Brink's Group anticipates incurring remediation and acceleration costs for its Year 2000 readiness program. Remediation includes identification, assessment, remediation and testing phases of its Year 2000 readiness program. Remediation costs include the costs of modifying existing software and hardware as well as purchases that replace existing hardware and software that is not Year 2000 ready. Most of these costs will be incurred by Brink's. Acceleration costs include costs to purchase and/or develop and implement certain information technology systems whose implementation have been accelerated as a result of the Year 2000 readiness issue. Again, most of these costs will be incurred by Brink's but were included in the normal budget cycle. Brink's does not separately track the internal costs incurred for Year 2000, but these costs are principally the related payroll for the information systems group and are also included in the normal budget cycle. Additional IT initiatives, unrelated to Year 2000, are continuing.

Total anticipated remediation and acceleration costs are detailed in the table below:


                                            Acceleration
(In millions)                     Capitalized     Expensed      Total
---------------------------------------------------------------------
Total anticipated Year 2000 costs   $ 4.0           0.8           4.8
Incurred through December 31, 1998    1.5           0.3           1.8
---------------------------------------------------------------------
Remainder                           $ 2.5           0.5           3.0
=====================================================================
                                            Remediation
                                  Capitalized     Expensed     Total
---------------------------------------------------------------------
Total anticipated Year 2000 costs   $10.0           3.6          13.6
Incurred through December 31, 1998    5.2           1.3           6.5
---------------------------------------------------------------------
Remainder                           $ 4.8           2.3           7.1
=====================================================================
                                               Total
                                 Capitalized      Expensed      Total
---------------------------------------------------------------------
Total anticipated Year 2000 costs   $14.0           4.4          18.4
Incurred through December 31, 1998    6.7           1.6           8.3
---------------------------------------------------------------------
Remainder                           $ 7.3           2.8          10.1
=====================================================================


READINESS FOR YEAR 2000: THE RISKS OF THE YEAR 2000 ISSUE

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect results of operations, liquidity and financial condition of the Brink's Group.

BHS has begun an analysis of the operational problems and costs that would be reasonably likely to result from the failure by BHS and certain third parties to complete efforts necessary to achieve Year 2000 readiness on a timely basis. BHS believes its most reasonably likely worst case scenario is that its ability to receive alarm signals from some or all of its customers may be disrupted due to temporary regional service outages sustained by third party electric utilities, local telephone companies, and/or long distance telephone service providers. Such outages could occur regionally, affecting clusters of customers, or could occur at BHS's principal monitoring facility, possibly affecting the ability to provide service to all customers. BHS currently believes that these problems will not be overwhelming and are not likely to have a material effect on the company's operations or financial results.

Brink's believes its most reasonably likely worst case scenario is that it will experience a number of minor system malfunctions and errors in the early days and weeks of the Year 2000 that were not detected during its renovation and testing efforts. Brink's currently believes that these problems will not be overwhelming and are not likely to have a material effect on the company's operations or financial results. Brink's may experience some additional personnel expenses related to Year 2000 failures, but such expenses are not expected to be material. As noted above, the Brink's Group is vulnerable to significant suppliers', customers' and other third parties inability to remedy their own Year 2000 issues. As the Brink's Group cannot control the conduct of its suppliers or other third parties, there can be no guarantee that Year 2000 problems originating with a supplier, customer or other third party will not occur. However, Brink's program of communication with major third parties with whom they do business is intended to minimize any potential risks related to third party failures.

READINESS FOR YEAR 2000: CONTINGENCY PLAN

BHS has begun to develop a contingency plan, which is expected to be completed in the first half of 1999, for dealing with the most reasonably likely worst case scenario. This contingency planning document will address the issue of what BHS's response would be should it sustain a service outage encountered by the third party electric utility, local telephone company, and/or primary long distance telephone service provider at its principal monitoring facility. This includes, among other things, the testing of redundant system connectivity routed through multiple switching stations of the local telephone company, and testing of backup electric generators at both BHS's principal and backup monitoring facilities.

A contingency planning document, which was developed with the assistance of an external facilitator, is being finalized for Brink's North American operations. Brink's provides a number of different services to its customers and each type of service line was reviewed during the contingency planning sessions. This contingency planning document addresses the issue of what Brink's response would be should a system/device fail, as well as what preparations and actions are required beforehand to ensure continuity of services if those identified systems failed. This includes, in some cases, reverting to paper processes to track and handle packages, additional staff if required and increased supervisory presence. Brink's may experience some additional personnel expenses related to any Year 2000 failures, but they are not expected to be material. This contingency planning document is being made available to Brink's International operations to use as a guidance in developing appropriate contingency plans at each of their locations and for the specific services they provide to their customers.

READINESS FOR YEAR 2000: FORWARD LOOKING INFORMATION

This discussion of the Brink's Group companies' readiness for Year 2000, including statements regarding anticipated completion dates for various phases of the Brink's Group's Year 2000 project, estimated costs for Year 2000 readiness, the determination of likely worst case scenarios, actions to be taken in the event of such worst case scenarios and the impact on the Brink's Group of any delays or problems in the implementation of Year 2000 initiatives by the Brink's Group and/or any public or private sector suppliers and service providers and customers involve forward looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially for those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Brink's Group, include, but are not limited to, government regulations and/or legislative initiatives, variations in costs or expenses relating to the implementation of Year 2000 initiatives, changes in the scope of improvements to Year 2000 initiatives and delays or problems in the implementation of Year 2000 initiatives by the Brink's Group and/or any public or private sector suppliers and service providers and customers.

EURO CONVERSION

As part of the European Economic and Monetary Union, a single currency (the "Euro") will replace the national currencies of most of the European countries in which the Brink's Group conducts business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999, with the participating national currencies being removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coinage. The Brink's Group is able to receive Euro denominated payments and invoice in Euro as requested by vendors and suppliers as of January 1, 1999 in the affected countries. Full conversion of all affected country operations to Euro is expected to be completed by the time national currencies are removed from circulation. The effects of the conversion to the Euro on revenues, costs and various business strategies is not expected to be material.

CONTINGENT LIABILITIES

Under the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), the Company and its majority-owned subsidiaries at July 20, 1992, including certain companies of the Brink's Group are jointly and severally liable with certain companies of the Minerals Group and of the BAX Group for the costs of health care coverage provided for by that Act. For a description of the Health Benefit Act and certain of such costs, see Note 14 to the Company's consolidated financial statements. At this time, the Company expects the Minerals Group to discharge its obligations under the Act.

In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6.6 million and $11.2 million and to be incurred over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the cleanup will be conducted. The estimate of costs and the timing of payments could change as a result of changes to the remediation plan required, changes in the technology available to treat the site, unforeseen circumstances existing at the site and additional cost inflation.

The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995, the District Court ruled on various Motions for Summary Judgment. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. On appeal, the Third Circuit reversed the District Court and held that the insurers could not deny coverage for the reasons stated by the District Court, and the case was remanded to the District Court for trial. In the latter part of 1998, the Company concluded a settlement with its comprehensive general liability insurer and has settlements with three other groups of insurers. If these settlements are consummated, only one group of insurers will be remaining in this coverage action. In the event the parties are unable to settle the dispute with this group of insurers, the case is scheduled to be tried in June 1999. Management and its outside legal counsel continue to believe that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, based on estimates of potential liability, probable realization of insurance recoveries, related developments of New Jersey law and the Third Circuit's decision, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation of the Tankport site will not significantly adversely impact the Brink's Group's results of operations or financial position.

CAPITALIZATION

The Company has three classes of common stock: Brink's Stock, Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock") which were designed to provide shareholders with separate securities reflecting the performance of the Brink's Group, BAX Group and Minerals Group, respectively, without diminishing the benefits of remaining a single corporation or precluding future transactions affecting any of the Groups. The Brink's Group consists of the Brink's and BHS operations of the Company. The BAX Group consists of the BAX Global Inc. ("BAX Global") operations of the Company. The Minerals Group consists of the Pittston Coal Company ("Pittston Coal") and Pittston Mineral Ventures ("Mineral Ventures") operations of the Company. The Company prepares separate financial statements for the Brink's, BAX and Minerals Groups, in addition to consolidated financial information of the Company.

The Company has the authority to issue up to 2,000,000 shares of preferred stock, par value $10 per share. In January 1994, the Company issued $80.5 million (161,000 shares) of Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"), convertible into Minerals Stock. The Convertible Preferred Stock, which is attributable to the Minerals Group, pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available; therefore, when, as and if declared by the Board and bears a liquidation preference of $500 per share, plus an attributed amount equal to accrued and unpaid dividends thereon.

Under the share repurchase programs authorized by the Board of Directors of the Company (the "Board"), the Company purchased shares in the periods presented as follows:


                                          Years Ended December 31
(Dollars in millions, shares in thousands)     1998    1997
-----------------------------------------------------------------
Brink's Stock:
  Shares                                       150     166
  Cost                                       $ 5.6     4.3

Convertible Preferred Stock:
  Shares                                       0.4     1.5
  Cost                                       $ 0.1     0.6
  Excess carrying amount (a)                 $ 0.0     0.1
=================================================================

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years which is deducted from preferred dividends in the Company's Statement of Operations.

As of December 31, 1998, the Company had the remaining authority to repurchase an additional $24.2 million of the Convertible Preferred Stock. As of December 31, 1998, the Company had remaining authority to purchase over time 1.0 million shares of Pittston Brink's Common Stock. The aggregate purchase price limitation for all common stock was $24.7 million at December 31, 1998. The authority to repurchase shares remains in effect in 1999.

DIVIDENDS

The Board intends to declare and pay dividends, if any, on Brink's Stock based on the earnings, financial condition, cash flow and business requirements of the Brink's Group. Since the Company remains subject to Virginia law limitations on dividends, losses by the Minerals Group or the BAX Group could affect the Company's ability to pay dividends in respect of stock relating to the Brink's Group.

During 1998 and 1997, the Board declared and the Company paid dividends on Brink's Stock of $0.10 per share.

In 1998 and 1997, dividends paid on the Convertible Preferred Stock were $3.5 million and $3.6 million, respectively.

ACCOUNTING CHANGES

The Brink's Group adopted SFAS No. 130, "Reporting Comprehensive Income" in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Effective January 1, 1998, the Brink's Group implemented AICPA Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption of this standard had no material impact on the Brink's Group.

The Brink's Group implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See
Note 16.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999; the Brink's Group has elected to adopt SFAS No. 133 as of October 1, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. The adoption of SFAS No. 133 did not have a material impact on the Brink's Group balance sheet or statement of operations.

PENDING ACCOUNTING CHANGES

In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5, which provides guidance on the reporting of start-up costs and organization costs, requires that such costs be expensed as incurred. This SOP is effective for the Brink's Group for the year beginning January 1, 1999. Initial application of the SOP is required to be reported as a cumulative effect of a change in accounting principle as of the beginning of the year of adoption. Management does not expect that the implementation of the new statement will have a material effect on the Brink's Group's results of operations and/or financial position.

FORWARD LOOKING INFORMATION

Certain of the matters discussed herein, including statements regarding the ability to slow cost increases in the home security business, the readiness for Year 2000, the conversion to the Euro, the Minerals Group's ability to discharge its Health Benefit Act obligations, environmental clean-up estimates, and projected capital spending, involve forward looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Brink's Group and the Company, include, but are not limited to, overall economic and business conditions, the demand for the Brink's Group's services, pricing and other competitive factors in the industry, new government regulations and/or legislative initiatives, variations in costs or expenses, insufficient cash flow of the Minerals Group, changes in the scope of Year 2000 and/or Euro initiatives, and delays or problems in the implementation of Year 2000 and/or Euro initiatives by the Brink's Group and/or any public or private sector suppliers, service providers and customers.

Pittston Brink's Group

  STATEMENT OF MANAGEMENT RESPONSIBILITY

The management of The Pittston Company (the "Company") is responsible for preparing the accompanying Pittston Brink's Group (the "Brink's Group") financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles. Management has also prepared the other information in the annual report and is responsible for its accuracy.

In meeting our responsibility for the integrity of the financial statements, we maintain a system of internal controls designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that the accounting records provide a reliable basis for the preparation of the financial statements. Qualified personnel throughout the organization maintain and monitor these internal controls on an ongoing basis. In addition, the Company maintains an internal audit department that systematically reviews and reports on the adequacy and effectiveness of the controls, with management follow-up as appropriate.

Management has also established a formal Business Code of Ethics which is distributed throughout the Company. We acknowledge our responsibility to establish and preserve an environment in which all employees properly understand the fundamental importance of high ethical standards in the conduct of our business.

The accompanying financial statements have been audited by KPMG LLP, independent auditors. During the audit they review and make appropriate tests of accounting records and internal controls to the extent they consider necessary to express an opinion on the Brink's Group's financial statements.

The Company's Board of Directors pursues its oversight role with respect to the Brink's Group's financial statements through the Audit and Ethics Committee, which is composed solely of outside directors. The Committee meets periodically with the independent auditors, internal auditors and management to review the Company's control system and to ensure compliance with applicable laws and the Company's Business Code of Ethics.

We believe that the policies and procedures described above are appropriate and effective and do enable us to meet our responsibility for the integrity of the Brink's Group's financial statements.



  INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
The Pittston Company

We have audited the accompanying balance sheets of Pittston Brink's Group (as described in Note 1) as of December 31, 1998 and 1997, and the related statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of The Pittston Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of Pittston Brink's Group present fairly, in all material respects, the financial position of Pittston Brink's Group as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

As more fully discussed in Note 1, the financial statements of Pittston Brink's Group should be read in connection with the audited consolidated financial statements of The Pittston Company and subsidiaries.

KPMG LLP

Richmond, Virginia

January 27, 1999

Pittston Brink's Group

BALANCE SHEETS

                                                                   December 31
(In thousands)                                                   1998      1997
================================================================================
ASSETS
Current assets:
Cash and cash equivalents                                   $  52,276    37,694
Short-term investments                                          1,767     2,227
Accounts receivable:
   Trade                                                      229,976   164,527
   Other                                                       14,794     6,045
--------------------------------------------------------------------------------
                                                              244,770   170,572
   Less estimated uncollectible amounts                        14,222     9,660
--------------------------------------------------------------------------------
                                                              230,548   160,912
Receivable--Pittston Minerals Group (Note 2)                   10,321     8,003
Inventories                                                     9,466     3,469
Prepaid expenses and other current assets                      19,011    16,672

Deferred income taxes (Note 8)                                 23,541    18,147
--------------------------------------------------------------------------------
Total current assets                                          346,930   247,124
Property, plant and equipment, at cost (Note 5)               809,109   623,129
   Less accumulated depreciation and amortization             318,382   276,457
--------------------------------------------------------------------------------
                                                              490,727   346,672
Intangibles, net of accumulated amortization (Note 6)          62,706    18,510
Deferred pension assets (Note 14)                              28,818    31,713
Deferred income taxes (Note 8)                                  7,912     3,612
Other assets                                                   39,911    44,699
--------------------------------------------------------------------------------
Total assets                                               $  977,004   692,330
================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Short-term borrowings (Note 9)                             $   19,800     9,073
Current maturities of long-term debt (Note 9)                  32,062     7,576
Accounts payable                                               59,608    36,337
Accrued liabilities:
   Taxes                                                       42,250    14,350
   Workers' compensation and other claims                      19,195    17,487
   Payroll and vacation                                        53,730    38,388
   Deferred monitoring revenues                                14,641    15,351
   Miscellaneous (Note 14)                                     65,266    39,786
--------------------------------------------------------------------------------
                                                              195,082   125,362
--------------------------------------------------------------------------------
Total current liabilities                                     306,552   178,348
Long-term debt, less current maturities (Note 9)               93,345    38,682
Postretirement benefits other than pensions (Note 14)           4,354     4,097
Workers' compensation and other claims                         11,229    11,277
Deferred income taxes (Note 8)                                 53,876    45,324
Payable--Pittston Minerals Group (Note 2)                       2,943       391
Other liabilities                                              18,071     8,929
Minority interests                                             25,224    24,802
Commitments and contingent liabilities (Notes 9, 13 and
17)
Shareholder's equity (Notes 3, 11 and 12)                     461,410   380,480
--------------------------------------------------------------------------------
Total liabilities and shareholder's equity                 $  977,004   692,330
================================================================================

See accompanying notes to financial statements.

Pittston Brink's Group

 STATEMENTS OF OPERATIONS

                                                 Years  Ended December 31
 (In thousands, except per share amounts)       1998       1997      1996
--------------------------------------------------------------------------
Operating revenues                        $  1,451,267  1,101,434   909,813
--------------------------------------------------------------------------
Costs and expenses:
Operating expenses                           1,103,874    815,005   687,175
Selling, general and administrative
 expenses                                      207,256    160,676   130,833
----------------------------------------------------------------------------
Total costs and expenses                     1,311,130    975,681   818,008
Other operating income, net (Note 15)            2,137      1,811     2,433
----------------------------------------------------------------------------
Operating profit                               142,274    127,564    94,238
Interest income (Note 2)                         3,747      2,760     2,745
Interest expense (Note 2)                      (22,114)   (11,478)   (1,810)
Other income (expense), net                      1,621     (5,571)   (5,407)
----------------------------------------------------------------------------
Income before income taxes                     125,528    113,275    89,766
Provision for income taxes (Note 8)             46,424     39,653    30,071
----------------------------------------------------------------------------
Net income                                   $  79,104     73,622    59,695
============================================================================
Net income per common share (Note 10):

    Basic                                    $    2.04       1.92      1.56
    Diluted                                       2.02       1.90      1.54
===========================================================================
 Weighted average common shares outstanding (Note 10):

    Basic                                       38,713     38,273    38,200
    Diluted                                     39,155     38,791    38,682
===========================================================================

 See accompanying notes to financial statements.

Pittston Brink's Group

STATEMENTS OF SHAREHOLDER'S EQUITY

                                                      Years Ended December 31
(In thousands)                                        1998      1997     1996
------------------------------------------------------------------------------
Balance, beginning of year                          $380,480   313,378  258,805
------------------------------------------------------------------------------
Comprehensive income:

  Net income                                          79,104    73,622   59,695
  Other comprehensive income, net of tax:
    Foreign currency translation adjustments,
    net of tax effect of $488, $322 and $263          (7,188)   (8,237)  (1,423)
    Other, net of tax of ($64)                           109       --       --
--------------------------------------------------------------------------------
Comprehensive income                                  72,025    65,385   58,272
--------------------------------------------------------------------------------
Brink's stock options exercised (Note 11)              6,230     6,292    1,940
Brink's shares released from employee benefits trust
  to emp1oyee benefits plan (Note 12)                  7,531     6,369    5,633
Retirement of Brink's stock under share repurchase
 programs (Note 12)                                   (5,617)   (4,349)  (6,937)
Common dividends declared (Note 12)                   (3,874)   (3,755)  (3,902)
Cost of Brink's stock proposal (Note 11                  --        --    (1,238)
Tax benefit of Brink's stock options exercised
 (Note 8)                                              3,738     1,156      805
-------------------------------------------------------------------------------
Balance at end of period                            $461,410   380,480  313,378
================================================================================

See accompanying notes to financial statements.

Pittston Brink's Group

STATEMENTS OF CASH FLOWS

                                                          Years Ended December 31
(In thousands)                                           1998       1997      1996
---------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                             $79,104     73,622    59,695
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                        82,610     61,331    54,566
   Provision for deferred income taxes                   2,091        990        62
   Provision for pensions, noncurrent                    3,683      1,398     1,149
   Provision for uncollectible accounts receivable       8,265      6,094     4,416
   Equity in (earnings) losses of unconsolidated
    affiliates, net of dividends received                 (442)     1,996    (1,755)
   Minority interest expense                             1,360      5,432     3,902
   Gain on sales of property, plant and
    equipment and other assets and investments          (2,393)      (712)   (1,567)
   Other operating, net                                  5,511      4,596     3,304
Change in operating assets and liabilities, net
  of effects of acquisitions and dispositions:
    Increase in accounts receivable                    (19,739)   (25,259)  (15,556)
    Increase in inventories                             (3,333)      (398)     (276)
    Decrease (increase) in prepaid expenses              1,714         82    (1,300)
    Increase in accounts payable and accrued
     liabilities                                         7,516     19,341    12,989
    Increase in other assets                            (2,712)    (2,398)   (4,742)
    Increase (decrease) in other liabilities             1,047      3,025      (949)
    Other, net                                          (4,535)    (2,100)     (155)
------------------------------------------------------------------------------------
Net cash provided by operating activities              169,747    147,040   113,783
------------------------------------------------------------------------------------
Cash flows from investing activities:
Additions to property, plant and equipment            (156,591)  (116,270)  (95,754)
Proceeds from disposal of property, plant and
 equipment                                               4,662      1,007     2,798
Acquisitions, net of cash acquired, and related
 contingency payments                                   (5,686)   (55,349)       --
Other, net                                              (2,823)     5,455       843
------------------------------------------------------------------------------------
Net cash used by investing activities                 (160,438)  (165,157)  (92,113)
------------------------------------------------------------------------------------
Cash flows from financing activities:
Additions to debt                                       22,277     59,936     1,842
Reductions of debt                                     (19,877)   (15,542)   (9,375)
Payments from (to) Minerals Group                        6,681     (2,977)   (6,082)
Repurchase of common stock                              (6,346)    (4,349)   (6,936)
Proceeds from exercise of stock options
 and employee stock purchase plan                        6,230      2,297     2,072
Dividends paid                                          (3,692)    (3,566)   (3,918)
Cost of stock proposal                                     --         --     (1,238)
------------------------------------------------------------------------------------
Net cash provided (used) by financing activities         5,273     35,799   (23,635)
------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents    14,582     17,682    (1,965)
Cash and cash equivalents at beginning of period        37,694     20,012    21,977
------------------------------------------------------------------------------------
Cash and cash equivalents at end of period             $52,276     37,694    20,012
====================================================================================

See accompanying notes to financial statements.

Pittston Brink's Group
NOTES TO FINANCIAL STATEMENTS
(In thousands, except per share amounts)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As used herein, the "Company" includes The Pittston Company except as otherwise indicated by the context. The Company is comprised of three separate groups - Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The financial statements of the Brink's Group include the balance sheets, the results of operations and cash flows of the Brink's, Incorporated ("Brink's") and Brink's Home Security, Inc. ("BHS") operations of the Company, and a portion of the Company's corporate assets and liabilities and related transactions which are not specifically identified with operations of a particular segment. The Brink's Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to provide a reasonable and equitable allocation of such items (Note
2).

The Company provides to holders of Pittston Brink's Group Common Stock ("Brink's Stock") separate financial statements, financial review, descriptions of business and other relevant information for the Brink's Group in addition to the consolidated financial information of the Company. Notwithstanding the attribution of assets and liabilities (including contingent liabilities) among the Minerals Group, the Brink's Group and the BAX Group for the purpose of preparing their respective financial statements, this attribution and the change in the capital structure of the Company as a result of the approval of the Brink's Stock Proposal did not affect legal title to such assets or responsibility for such liabilities for the Company or any of its subsidiaries. Holders of Brink's Stock are common shareholders of the Company, which continues to be responsible for all its liabilities. Financial impacts arising from one group that affect the Company's financial condition could therefore affect the results of operations and financial condition of each of the groups. Since financial developments within one group could affect other groups, all shareholders of the Company could be adversely affected by an event directly impacting only one group. Accordingly, the Company's consolidated financial statements must be read in connection with the Brink's Group's financial statements.

PRINCIPLES OF COMBINATION

The accompanying financial statements reflect the combined accounts of the businesses comprising the Brink's Group and their majority-owned subsidiaries. The Brink's Group's interests in 20% to 50% owned companies are carried on the equity method unless control exists, in which case, consolidation accounting is used. All material intercompany items and transactions have been eliminated in combination. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS

Short-term investments are those with original maturities in excess of three months, but not exceeding one year, and are carried at cost which approximates market.

INVENTORIES

Inventories are stated at cost (determined under the first-in, first-out or average cost method) or market, whichever is lower.

PROPERTY, PLANT AND EQUIPMENT

Expenditures for maintenance and repairs are charged to expense, and the costs of renewals and betterments are capitalized. Depreciation is provided principally on the straight-line method at varying rates depending upon estimated useful lives.

Subscriber installation costs for home security systems provided by BHS are capitalized and depreciated over the estimated life of the assets and are included in machinery and equipment. The security system that is installed remains the property of BHS and is capitalized at the cost to bring the revenue producing asset to its intended use. When an installation is identified for disconnection, the remaining net book value of the installation is fully reserved and charged to depreciation expense.

INTANGIBLES

The excess of cost over fair value of net assets of businesses acquired is amortized on a straight-line basis over the estimated periods benefited.

The Brink's Group evaluates the carrying value of intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. The Brink's Group annually assesses the recoverability of the excess of cost over net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluation of asset value as well as periods of amortization are performed on a disaggregated basis.

INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.

See Note 2 for allocation of the Company's US federal income taxes to the Brink's Group.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Postretirement benefits other than pensions are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires employers to accrue the cost of such retirement benefits during the employees' service with the Company.

STOCK BASED COMPENSATION

The Brink's Group has implemented the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation" (Note 11). The Brink's Group continues to measure compensation expense for its stock-based compensation plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees."

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign operations have been translated at rates of exchange at the balance sheet date and related revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been included in shareholder's equity. Translation adjustments relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains and losses for the period.

A portion of the Brink's Group's financial results is derived from activities in a number of foreign countries in Europe, Asia and Latin America, each with a local currency other than the US dollar. Because the financial results of the Brink's Group are reported in US dollars, they are affected by changes in the value of various foreign currencies in relation to the US dollar. The diversity of foreign operations helps to mitigate a portion of the foreign currency risks associated with market fluctuations in any one country and the impact on translated results.

REVENUE RECOGNITION

Brink's--Revenues are recognized when services are performed.

BHS--Monitoring revenues are recognized when earned and amounts paid in advance are deferred and recognized as income over the applicable monitoring period, which is generally one year or less.

NET INCOME PER SHARE

Basic and diluted net income per share for the Brink's Group are computed by dividing net income by the basic weighted-average common shares outstanding and the diluted weighted average common shares outstanding, respectively. Diluted weighted average common shares outstanding includes additional shares assuming the exercise of stock options. However, when the exercise of stock options is antidilutive, they are excluded from the calculation. The shares of Brink's Stock held in The Pittston Company Employee Benefits Trust (the "Trust" - See
Note 12) are subject to the treasury stock method and effectively are not included in the basic and diluted net income per share calculations.

USE OF ESTIMATES

In accordance with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

ACCOUNTING CHANGES

The Brink's Group adopted SFAS No. 130, "Reporting Comprehensive Income" in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Effective January 1, 1998, the Brink's Group implemented AICPA Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption of this standard had no material impact on the Brink's Group.

The Brink's Group implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See
Note 16.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999; the Brink's Group has elected to adopt SFAS No. 133 as of October

1, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. The adoption of SFAS No. 133 did not have a material impact on the Brink's Group balance sheet or statement of operations.

2. RELATED PARTY TRANSACTIONS

The following policies may be modified or rescinded by action of the Company's Board of Directors (the "Board"), or the Board may adopt additional policies, without approval of the shareholders of the Company, although the Board has no present intention to do so. The Company allocated certain corporate general and administrative expenses, net interest expense and related assets and liabilities in accordance with the policies described below. Corporate assets and liabilities are primarily deferred pension assets and liabilities, income taxes and accrued liabilities. See Note 12 for Board policies related to disposition of properties and assets.

FINANCIAL

As a matter of policy, the Company manages most financial activities of the Brink's Group, BAX Group and Minerals Group on a centralized, consolidated basis. Such financial activities include the investment of surplus cash; the issuance, repayment and repurchase of short-term and long-term debt; the issuance and repurchase of common stock and the payment of dividends. In preparing these financial statements, transactions primarily related to invested cash, short-term and long-term debt (including convertible debt), related net interest and other financial costs have been attributed to the Brink's Group based upon its cash flows for the periods presented after giving consideration to the debt and equity structure of the Company. The Company attributes long-term debt to the Brink's Group based upon the purpose for the debt in addition to the cash requirements of the Brink's Group. At December 31, 1998 and 1997 none of the long-term debt of the Company was attributed to the Brink's Group. The portion of the Company's interest expense, net of amounts capitalized, allocated to the Brink's Group for 1998, 1997 and 1996 was $0, $123 and $106, respectively. Management believes such method of allocation to provide a reasonable and equitable estimate of the costs attributable to the Brink's Group.

To the extent borrowings are deemed to occur between the Brink's Group, the BAX Group and the Minerals Group, intergroup accounts are established bearing interest at the rate in effect from time to time under the Company's unsecured credit lines or, if no such credit lines exist, at the prime rate charged by Chase Manhattan Bank from time to time. At December 31, 1998 and 1997, the Minerals Group owed the Brink's Group $20,321 and $27,004, respectively, as the result of such borrowings. Interest income for the Brink's Group associated with such borrowings was $811 and $481 for 1998 and 1997, respectively.

INCOME TAXES

The Brink's Group and its domestic subsidiaries are included in the consolidated US federal income tax return filed by the Company.

The Company's consolidated provision and actual cash payments for US federal income taxes are allocated between the Brink's Group, BAX Group and Minerals Group in accordance with the Company's tax allocation policy and reflected in the financial statements for each Group. In general, the consolidated tax provision and related tax payments or refunds are allocated among the Groups, for financial statement purposes, based principally upon the financial income, taxable income, credits and other amounts directly related to the respective Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits and an intergroup account is established for the benefit of the Group generating the attributes. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns. In accordance with the policy, at December 31, 1998 and 1997, the Brink's Group owed the Minerals Group $12,943 and $19,391, respectively, for such tax benefits, of which $2,943 and $391, respectively, were not expected to be paid within one year from such dates. The Brink's Group paid the Minerals Group $17,667 in 1998 and $15,794 in 1997 for the utilization of such tax benefits.

SHARED SERVICES

A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the Brink's Group based upon utilization and other methods and criteria which management believes to provide a reasonable and equitable estimate of the costs attributable to the Brink's Group. These allocations were $9,178, $6,871 and $7,457 in 1998, 1997 and 1996, respectively.

PENSION

The Brink's Group's pension cost related to its participation in the Company's noncontributory defined benefit pension plan is actuarially determined based on its respective employees and an allocable share of the pension plan assets and calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions". Pension plan assets have been allocated to the Brink's Group based on the percentage of its projected benefit obligation to the plan's total projected benefit obligation. Management believes such method of allocation to provide a reasonable and equitable estimate of the assets and costs attributable to the Brink's Group.

3. SHAREHOLDER'S EQUITY

The cumulative foreign currency translation adjustment deducted from shareholder's equity is $36,892, $29,704 and $21,467 at December 31, 1998, 1997
and 1996, respectively.

4. ACQUISITIONS

All acquisitions have been accounted for as purchases. Accordingly, the costs of the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations of the businesses acquired have been included in the accompanying financial statements of the Brink's Group from their respective dates of acquisition. The excess of the purchase price over fair value of the net assets acquired is included in goodwill. Some purchase agreements provide for contingent payments based on specified criteria. Any such future payments are generally capitalized as goodwill when paid. Unless otherwise indicated, goodwill is amortized on a straight-line basis over forty years.

In the first quarter of 1998, the Brink's Group purchased 62% (representing substantially all of the remaining shares) of its Brink's affiliate in France ("Brink's S.A.") for payments aggregating US $39,000, including interest, over three years. In addition, estimated liabilities assumed approximated US $125,700 (See Note 9). The fair value of assets acquired approximated US $127,000 (including US $9,200 in cash). The acquisition was funded primarily through a note to the seller (See Note 9). Based on an estimate of fair values of assets acquired and liabilities assumed, the acquisition resulted in goodwill of approximately US $35,000. Brink's S.A. had annual revenues of approximately US $220,000 in 1997. If this acquisition had occurred on January 1, 1997, the pro forma impact on the Brink's Group's net income or net income per share would not have been material.

In addition, during 1998, the Brink's Group acquired additional interests in its Brink's subsidiaries in Bolivia and Colombia and purchased the remaining 50% interest in its Brink's affiliate in Germany. A 10% interest in the Hong Kong subsidiary was sold for an amount approximating book value. If these acquisitions and disposition had occurred on either January 1, 1997 or 1998, the pro forma impact on the Brink's Group revenues, net income or net income per share in 1997 and 1998 would not have been material.

In the first quarter of 1997, the Brink's Group increased its ownership position in its Venezuelan affiliate, Custodia y Traslado de Valores, C.A. ("Custravalca"), from 15% to 61%. The acquisition was financed through a syndicate of local Venezuelan banks (See Note 9). In conjunction with this transaction, Brink's acquired an additional 31% interest in Brink's Peru S.A. bringing its interest to 36%. If these acquisitions had occurred on January 1, 1996, the pro forma impact on the Brink's Group revenues, net income or net income per share in 1996 would not have been material.

In addition, throughout 1997, the Brink's Group acquired additional interests in several subsidiaries and affiliates. Remaining interests were acquired in the Netherlands, Hong Kong and Taiwan while ownership positions were increased in Bolivia and Chile. If these acquisitions had occurred on January 1, 1996 or 1997, the pro forma impact on the Brink's Group revenues, net income or net income per share in 1996 and 1997 would not have been material.

There were no material acquisitions in 1996.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of the following:

                                      As of December 31
                                          1998     1997
--------------------------------------------------------
Land                                  $ 16,643   11,928
Buildings                              147,651  103,482
Machinery and equipment                644,815  507,719
--------------------------------------------------------
Total                                $ 809,109  623,129
========================================================


The estimated useful lives for property, plant and equipment are as follows:

                                                  Years
--------------------------------------------------------
Buildings                                      10 to 40
Machinery and equipment                         2 to 20
========================================================


Depreciation of property, plant and equipment aggregated $80,654 in 1998, $60,119 in 1997 and $53,285 in 1996.

Changes in capitalized subscriber installation costs for home security systems included in machinery and equipment were as follows:


                               Years Ended December 31
                                 1998    1997     1996
------------------------------------------------------
Capitalized subscriber
 installation costs
 --beginning of year        $ 172,792 134,850 105,336
Capitalized cost of security
 system installations          77,460  64,993  57,194
Depreciation, including amounts
 recognized to fully depreciate
 capitalized costs for
 installations disconnected
 during the year             (32,657)(27,051)(27,680)
------------------------------------------------------
Capitalized subscriber
 installation
 costs--end of year        $ 217,595 172,792 134,850
======================================================


Based on demonstrated retention of customers, beginning in the first quarter of 1997, BHS prospectively adjusted its annual depreciation rate from 10 to 15 years for capitalized subscribers' installation costs. This change more accurately matches depreciation expense with monthly recurring revenue generated from customers. This change in accounting estimate reduced depreciation expense for capitalized installation costs in 1997 for the Brink's Group and the BHS segment by $8,915. The effect of this change increased net income of the Brink's Group in 1997 by $5,794 ($0.15 per share).

New subscribers were approximately 113,500 in 1998, 105,600 in 1997 and 98,500 in 1996.

As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security system installations. This change in accounting principle, is preferable because it more accurately reflects subscriber installation costs. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel (in the amount of $2,949 in 1998, $2,600 in 1997 and $2,517 in 1996) and costs incurred for maintaining facilities and vehicles dedicated to the installation process (in the amount of $3,165 in 1998, $2,343 in 1997 and $2,022 in 1996). The effect of this change in accounting principle was to increase operating profit of the Brink's Group in 1998, 1997 and 1996 by $6,114, $4,943 and $4,539, respectively, and net income of the Brink's Group in 1998, 1997 and 1996 by $3,852, $3,213 and $2,723, respectively, or by $0.10 per basic and diluted common share in 1998, $0.08 per basic and diluted common share in 1997 and $0.07 per basic and diluted common share in 1996. Prior to January 1, 1992, the records needed to identify such costs were not available. Thus it was impossible to accurately calculate the effect on retained earnings as of January 1, 1992. However, the Brink's Group believes the effect on retained earnings as of January 1, 1992, was immaterial.

Because capitalized subscriber installation costs for prior periods were not adjusted for the change in accounting principle, installation costs for subscribers in those years will continue to be depreciated based on the lesser amounts capitalized in prior periods. Consequently, depreciation of capitalized subscriber installation costs in the current year and until such capitalized costs prior to January 1, 1992 are fully depreciated will be less than if such prior periods' capitalized costs had been adjusted for the change in accounting. However, the Brink's Group believes the effect on net income in 1998, 1997 and 1996 was immaterial.

6. INTANGIBLES

Intangibles consist entirely of the excess of cost over fair value of net assets of businesses acquired and are net of accumulated amortization of $10,891 and $9,101 at December 31, 1998 and 1997, respectively. The estimated useful life of intangibles is generally forty years. Amortization of intangibles aggregated $1,598 in 1998, $982 in 1997 and $967 in 1996.

In the first quarter of 1998, the Brink's Group purchased 62% (representing nearly all the remaining shares) of its Brink's affiliate in France ("Brink's S.A.") for payments aggregating US $39,000 over three years and the assumption of estimated liabilities of US $125,700. Based on an estimate of assets acquired and liabilities assumed, the acquisition of the remaining 62% interest resulted in goodwill of approximately $35,000. See Note 4.

In 1997, the Brink's Group acquired the remaining 35% interest in Brink's subsidiary in the Netherlands ("Nedlloyd") for approximately $2,000 with additional contingent payments aggregating $1,100 based on certain performance criteria of Brink's-Nedlloyd, of which approximately $800 was paid in 1998 with the remainder to be paid in 1999. The original 65% acquisition in the Nedlloyd partnership resulted in goodwill of approximately $13,200. The acquisition of the remaining 35% interest resulted in a credit to goodwill of approximately $6,600 as the remaining interest was purchased for less than the book value.

7. FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Brink's Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade receivables. The Brink's Group places its cash and cash equivalents and short-term investments with high credit quality financial institutions. Also, by policy, the amount of credit exposure to any one financial institution is limited. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Brink's Group's customer base, and their dispersion across many different geographic areas.

The following details the fair values of financial instruments for which it is practicable to estimate the value:

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
The carrying amounts approximate fair value because of the short maturity of these instruments.

ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The carrying amounts approximate fair value because of the short maturity of these instruments.

DEBT
The aggregate fair value of the Brink's Group's long-term debt obligations, which is based upon quoted market prices and rates currently available to the Brink's Group for debt with similar terms and maturities, approximates the carrying amount.

HEDGING ACTIVITIES
Brink's utilizes financial instruments, from time to time, to hedge its foreign currency and other market exposures such as net investments in foreign operations. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions.

Hedges of Net Investments in Foreign Operations
The Brink's Group has net investments in a number of foreign subsidiaries, which are exposed to foreign exchange rate volatility. The Brink's Group uses non-derivative financial instruments to hedge this exposure.

Currency exposure related to the net assets of the Brink's subsidiary in France are managed in part through a foreign currency denominated debt agreement (seller financing) entered into as part of the acquisition by Brink's. Gains and losses in the net investment in subsidiaries are offset by losses and gains in the debt obligations.

For the year ended December 31, 1998, approximately $2,800 of net losses related to the foreign currency denominated debt agreements were included in the cumulative foreign currency translation adjustment in the balance sheet of the Brink's Group.

8. INCOME TAXES

The provision (credit) for income taxes consists of the following:

                      US
                 Federal   Foreign     State    Total
-------------------------------------------------------
1998:
Current          $25,821   15,312     3,200   44,333
Deferred           3,834   (2,830)    1,087    2,091
-------------------------------------------------------
Total            $29,655   12,482     4,287   46,424
=======================================================
1997:
Current          $23,694   11,820     3,149   38,663
Deferred           1,013      (42)       19      990
-------------------------------------------------------
Total            $24,707   11,778     3,168   39,653
=======================================================
1996:
Current          $18,079    8,830     3,100   30,009
Deferred           1,634   (1,760)      188       62
-------------------------------------------------------
Total            $19,713    7,070     3,288   30,071
=======================================================


The significant components of the deferred tax expense were as follows:

                                               Years Ended December 31
                                               1998    1997       1996
------------------------------------------------------------------------
Deferred tax expense (benefit), exclusive
  of the components listed below           $   7,572  (2,073)      1,479
Net operating loss carryforwards              (3,431)   (405)     (1,851)
Alternative minimum tax credits               (2,050)  3,468         434
------------------------------------------------------------------------
Total                                      $   2,091     990          62
========================================================================


The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholder's equity.


                                       27










The components of the net deferred tax liability as of December 31, 1998 and December 31, 1997 were as follows:



                                           1998    1997
--------------------------------------------------------
DEFERRED TAX ASSETS:
Accounts receivable                     $ 4,110   2,953
Postretirement benefits other than
pensions                                  2,522   2,433
Workers' compensation and other
claims                                    6,743   7,014
Other liabilities and reserves           23,749  16,935
Miscellaneous                             2,696   3,026
Net operating loss carryforwards          9,042   5,611
Alternative minimum tax credits          11,792   8,176
--------------------------------------------------------
Total deferred tax assets                60,654  46,148
--------------------------------------------------------
DEFERRED TAX LIABILITIES:
Property, plant and equipment            44,560  31,234
Pension assets                           11,349  16,037
Other assets                              1,525   2,792
Investments in foreign affiliates         6,882   9,331
Miscellaneous                            18,761  10,319
--------------------------------------------------------
Total deferred tax liabilities           83,077  69,713
--------------------------------------------------------
Net deferred tax liability             $ 22,423  23,565
========================================================


The recording of deferred federal tax assets is based upon their expected utilization in the Company's consolidated federal income tax return and the benefit that would accrue to the Brink's Group under the Company's tax allocation policy.

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory US federal income tax rate of 35% in 1998, 1997 and 1996 to the income before income taxes.


                               Years Ended December 31
                                 1998     1997    1996
------------------------------------------------------
Income before income
taxes:
United States                $ 91,597   83,179  63,569
Foreign                        33,931   30,096  26,197
------------------------------------------------------
Total                        $125,528  113,275  89,766
======================================================
Tax provision computed at
   statutory rate            $ 43,935   39,646  31,418
Increases (reductions) in
   taxes due to:
State income taxes (net of
   federal tax benefit)         2,787    2,059   2,137
Difference between total taxes
   on foreign income and the
   US federal statutory rate    (763)  (2,449) (4,149)
Miscellaneous                    465      397     665
------------------------------------------------------
Actual tax provision         $ 46,424   39,653  30,071
======================================================

It is the policy of the Brink's Group to accrue deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries and affiliates which are expected to reverse in the foreseeable future. As of December 31, 1998 and December 31, 1997, the unrecognized deferred tax liability for temporary differences of approximately $49,274 and $17,780, respectively, related to investments in foreign subsidiaries and affiliates that are essentially permanent in nature and not expected to reverse in the foreseeable future was approximately $17,246 and $6,223, respectively.

The Brink's Group and its domestic subsidiaries are included in the Company's consolidated US federal income tax return.

As of December 31, 1998, the Brink's Group had $11,792 of alternative minimum tax credits allocated to it under the Company's tax allocation policy. Such credits are available to offset future US federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

The tax benefits of net operating loss carryforwards of the Brink's Group as of December 31, 1998 were $9,042 and related to various state and foreign taxing jurisdictions. The expiration periods primarily range from 5 to 15 years.

9. LONG-TERM DEBT

Total long-term debt of the Brink's Group consists of the following:

                                    As of December 31
                                       1998    1997
--------------------------------------------------------
Senior obligations:
   5% amortizing French franc
    seller's note maturing in 2001   $ 19,646      --
   Venezuelan bolivar term loan due
    in 2000 (year-end rate 50.40%
    in 1998 and 26.40% in 1997)        18,723   31,072
   French franc notes maturing in 2002
    (year-end average rate 5.38%
    in 1998)                           12,523       --
   All other                           13,217    3,799
--------------------------------------------------------
                                       64,109   34,871
--------------------------------------------------------
Obligations under capital leases
   (average rates 7.95% in 1998 and
   8.60% in 1997)                      29,236    3,811
--------------------------------------------------------
Total long-term debt, less current
   maturities                          93,345   38,682
Current maturities of long-term debt:
   Senior obligations                  23,982    5,384
   Obligations under capital leases     8,080    2,192
--------------------------------------------------------
Total current maturities of
   long-term debt                      32,062    7,576
--------------------------------------------------------
Total long-term debt including
   current maturities                $125,407   46,258
========================================================

For the four years through December 31, 2003, minimum repayments of long-term debt outstanding are as follows:

               2000               $45,633
               2001                25,082
               2002                10,461
               2003                 3,109


The Company has a $350,000 credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100,000 term loan and permits additional borrowings, repayments and reborrowings of up to an aggregate of $250,000. The maturity date of both the term loan and the revolving credit portion of the Facility is May 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates plus applicable margin. A term loan of $100,000 was outstanding at December 31, 1998 and 1997. Additional borrowings of $91,600 and $25,900 were outstanding at December 31, 1998 and 1997, respectively under the revolving credit portion of the Facility. The Company pays commitment fees (.125% per annum at December 31, 1998) on the unused portion of the Facility. No portion of the total amount outstanding under the Facility at December 31, 1998 or December 31, 1997 was attributed to the Brink's Group.

Under the terms of the Facility, the Company has agreed to maintain at least $400,000 of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $398,000 at December 31, 1998.

In 1998, Brink's purchased 62% (representing nearly all the remaining shares) of its Brink's affiliate in France. As part of the acquisition, Brink's assumed a note to the seller denominated in French francs of approximately the equivalent of US $27,500 payable in annual installments plus interest through 2001. In addition, Brink's assumed previously existing debt approximating US $49,000, which included borrowings of US $19,000 and capital leases of US $30,000. At December 31, 1998, the long-term portion of the note to the seller was the equivalent of US $19,646 and bore a fixed interest rate of 5.00%. The equivalent of US $ 9,823 is payable in 1999 and included in current maturities. At December 31, 1998, the long-term portion of borrowings and capital leases of Brink's affiliate in France were the equivalent of US $ 12,523 and US $23,709, respectively. The equivalent of US $4,349 and US $5,805, respectively, are payable in 1999 and included in current maturities. At December 31, 1998, the average interest rates for the borrowings and capital leases were 5.38% and 4.90%, respectively.

In 1997, Brink's entered into a borrowing arrangement with a syndicate of local Venezuelan banks in connection with the acquisition of Custravalca. The borrowings consisted of a long-term loan denominated in Venezuelan bolivars equivalent to US $40,000 and a $10,000 short-term loan denominated in US dollars which was repaid during 1997. The long-term loan bears interest based on the Venezuelan prime rate and is payable in installments through the year 2000. At December 31, 1998, the long-term portion of the Venezuelan debt was the equivalent of US $18,723. The equivalent of US $8,470 is payable in 1999 and is included in current maturities of long-term debt.

Various international operations maintain lines of credit and overdraft facilities aggregating approximately $23,000 with a number of banks on either a secured or unsecured basis. At December 31, 1998, $19,800 was outstanding under such agreements and was included in short-term borrowings. Average interest rates on these lines of credit and overdraft facilities at December 31, 1998 approximated 17.6%. Commitment fees paid on the lines of credit and overdraft facilities are not significant.

At December 31, 1998, the Company's portion of outstanding unsecured letters of credit allocated to the Brink's Group was $44,634 primarily supporting the Brink's Group's obligations under its various self-insurance programs.

10. NET INCOME PER SHARE

The following is a reconciliation between the calculation of basic and diluted net income per share:

                                Years Ended December 31
                                    1998    1997   1996
-------------------------------------------------------
Numerator:
Net income-Basic and diluted net
   income per share numerator    $79,104  73,622  59,695
Denominator:
Basic weighted average common
   shares outstanding             38,713  38,273  38,200
Effect of dilutive securities:
    Stock options                    442     518     482
--------------------------------------------------------
Diluted weighted average common
   shares outstanding             39,155  38,791  38,682
========================================================


Options to purchase 356, 19 and 23 shares of Brink's Stock, at prices between $37.06 and $39.56 per share, $37.06 and $38.16 per share, and $28.63 and $29.50 per share, were outstanding during 1998, 1997 and 1996, respectively, but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

11. STOCK OPTIONS

The Company has various stock-based compensation plans as described below.

STOCK OPTION PLANS
The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than 100% of quoted market value at date of grant. The 1988 Plan options can be granted with a maximum term of ten years and can vest within six months from the date of grant. The majority of grants made in 1998, 1997 and 1996 have a maximum term of six years and vest 100% at the end of the third year. The Non-Employee Plan options can be granted with a maximum term of ten years and can vest within six months from the date of grant. The majority of grants made in 1998, 1997 and 1996 have a maximum term of six years and vest ratably over the first three years. The total number of Brink's shares underlying options authorized for grant, but not yet granted, under the 1988 Plan is 2,228. Under the Non-Employee Plan, the total number of shares underlying options authorized for grant, but not yet granted is 144.

The Company's 1979 Stock Option Plan (the "1979 Plan") and the 1985 Stock Option Plan (the "1985 Plan") terminated in 1985 and 1988, respectively.

As part of the Brink's Stock Proposal (described in the Company's Proxy Statement dated December 31, 1995 resulting in the modification of the capital structure of the Company to include an additional class of common stock), the 1988 and Non-Employee Plans were amended to permit option grants to be made to optionees with respect to Brink's Stock or BAX Stock in addition to Minerals Stock. At the time of the approval of the Brink's Stock Proposal, a total of 2,383 shares of Services Stock were subject to options outstanding under the 1988 Plan, the Non-Employee Plan, the 1979 Plan and the 1985 Plan. Pursuant to antidilution provisions in the option agreements covering such plans, the Company converted these options into options for shares of Brink's Stock or BAX Stock, or both, depending on the employment status and responsibilities of the particular optionee. In the case of optionees having Company-wide responsibilities, each outstanding Services Stock option was converted into options for both Brink's Stock and BAX Stock. In the case of other optionees, each outstanding option was converted into a new option only for Brink's Stock or BAX Stock, as the case may be. As a result, upon approval of the Brink's Stock Proposal, 1,750 shares of Brink's Stock and 1,989 shares of BAX Stock were subject to options.


The table below summarizes the related plan activity.

                                              Aggregate
                                               Exercise
                                     Shares       Price
-------------------------------------------------------
Outstanding at December 31, 1995         --    $     --
Converted in Brink's Stock Proposal1  1,750      26,865
Granted                                 369       9,527
Exercised                              (166)     (1,800)
Forfeited or expired                    (37)       (734)
-------------------------------------------------------
Outstanding at December 31, 1996      1,916     $33,858
Granted                                 428      13,618
Exercised                              (190)     (2,296)
Forfeited or expired                   (104)     (2,497)
-------------------------------------------------------
Outstanding at December 31, 1997      2,050     $42,683
Granted                                 365      13,748
Exercised                              (439)     (6,230)
Forfeited or expired                    (35)       (985)
-------------------------------------------------------
Outstanding at December 31, 1998      1,941     $49,216
=======================================================


Options exercisable at the end of 1998, 1997 and 1996, respectively, for Brink's Stock, on an equivalent basis, were 922, 905 and 1,099.

The following table summarizes information about stock options outstanding as of December 31, 1998.


                  ---------------------  --------------
                          Stock Options   Stock Options
                            Outstanding     Exercisable
-------------------------------------------------------
                      Weighted
                       Average
                     Remaining Weighted        Weighted
                   Contractual  Average         Average
Range of                  Life Exercise        Exercise
Exercise Prices Shares  (Years)   Price  Shares   Price
-------------------------------------------------------
$ 9.82 to 13.79    189    1.66  $ 10.68     189  $10.68
 16.77 to 21.34    711    2.06    19.38     711  19.38
 25.57 to 31.94    686    4.06    28.94      19  29.74
 37.06 to 39.56    355    5.68    38.22       3  39.56
-------------------------------------------------------
Total            1,941                      922
=======================================================

EMPLOYEE STOCK PURCHASE PLAN
Under the 1994 Employee Stock Purchase Plan (the "Plan"), the Company is authorized to issue up to 750 shares of Brink's Stock to its employees who have six months of service and who complete minimum annual work requirements. Under the terms of the Plan, employees may elect each six-month period (beginning January 1 and July 1), to have up to 10 percent of their annual earnings withheld to purchase the Company's stock. Employees may purchase shares of any or all of the three classes of Company common stocks. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market price. Under the Plan, the Company sold 41, 43 and 45 shares of Brink's Stock to employees during 1998, 1997 and 1996, respectively. The share amounts for Brink's Stock include the restatement for the Services Stock conversion under the Brink's Stock Proposal.

ACCOUNTING FOR PLANS
The Company has adopted the disclosure - only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the accompanying financial statements. Had compensation costs for the Company's plans been determined based on the fair value of awards at the grant dates, consistent with SFAS No. 123, the Brink's Group's net income and net income per share would approximate the pro forma amounts indicated below:


                                1998     1997      1996
-------------------------------------------------------
NET INCOME ATTRIBUTED TO
common shares
Brink's Group
   As Reported               $79,104   73,622    59,695
   Pro Forma                  76,251   71,240    58,389
NET INCOME PER COMMON SHARE
Brink's Group
   Basic, As Reported           2.04     1.92      1.56
   Basic, Pro Forma             1.97     1.86      1.53
   Diluted, As Reported         2.02     1.90      1.54
   Diluted, Pro Forma           1.95     1.84      1.51
=======================================================

Note: The pro forma disclosures shown may not be representative of the effects on reported net income in future years.


The fair value of each stock option grant used to compute pro forma net income and earnings per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model. The weighted-average assumptions used in the model are as follows:


                               1998      1997      1996
--------------------------------------------------------
Expected dividend yield        0.3%      0.3%      0.4%
Expected volatility             31%       32%       30%
Risk-Free interest rate        5.3%      6.2%      6.3%
Expected term (in years)        5.1       4.9       4.7
=======================================================

Using these assumptions in the Black-Scholes model, the weighted-average fair value of options granted during 1998, 1997 and 1996 is $4,593, $5,155 and $3,341, respectively.

Under SFAS 123, compensation cost is also recognized for the fair value of employee stock purchase rights. Because the Company settles its employee stock purchase rights under the Plan at the end of each six-month offering period, the fair value of these purchase rights was calculated using actual market settlement data. The weighted-average fair value of the stock purchase rights granted in 1998, 1997 and 1996 was $166, $366 and $224, respectively, for the Brink's Group.

12. CAPITAL STOCK

Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of Pittston Burlington Group were changed to Pittston BAX Group Common Stock and Pittston BAX Group, respectively. All rights and privileges of the holders of such Stock are otherwise unaffected by such changes.

The Company, at any time, has the right to exchange each outstanding share of BAX Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Minerals Stock) having a fair market value equal to 115% of the fair market value of one share of BAX Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the BAX Group to any person (with certain exceptions), the Company is required to exchange each outstanding share of BAX Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Minerals Stock) having a fair market value equal to 115% of the fair market value of one share of BAX Stock.

The Company, at any time has the right, to exchange each outstanding share of Minerals Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, BAX Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the Minerals Group to any person (with certain exceptions), the Company is required to exchange each outstanding share of Minerals Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, BAX Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. If any shares of the Company's Preferred Stock are converted after an exchange of Minerals Stock for Brink's Stock (or BAX Stock), the holder of such Preferred Stock would, upon conversion, receive shares of Brink's Stock (or BAX Stock) in lieu of shares of Minerals Stock otherwise issuable upon such conversion.

Shares of Brink's Stock are not subject to either optional or mandatory exchange. The net proceeds of any disposition of properties and assets of the Brink's Group will be attributed to the Brink's Group. In the case of a disposition of all or substantially all the properties and assets of any other group, the net proceeds will be attributed to the group the shares of which have been issued in exchange for shares of the selling group.

Holders of Brink's Stock at all times have one vote per share. Holders of BAX Stock and Minerals Stock have .739 and .244 vote per share, respectively, subject to adjustment on January 1, 2000, and on January 1 every two years thereafter in such a manner that each class' share of the aggregate voting power at such time will be equal to that class' share of the aggregate market capitalization of the Company's common stock at such time. Accordingly, on each adjustment date, each share of BAX Stock and Minerals Stock may have more than, less than or continue to have the number of votes per share as they have. Holders of Brink's Stock, BAX Stock and Minerals Stock vote together as a single voting group on all matters as to which all common shareholders are entitled to vote. In addition, as prescribed by Virginia law, certain amendments to the Articles of Incorporation affecting, among other things, the designation, rights, preferences or limitations of one class of common stock, or certain mergers or statutory share exchanges, must be approved by the holders of such class of common stock, voting as a group, and, in certain circumstances, may also have to be approved by the holders of the other classes of common stock, voting as separate voting groups.

In the event of a dissolution, liquidation or winding up of the Company, the holders of Brink's Stock, BAX Stock and Minerals Stock, effective January 1, 1999, share on a per share basis an aggregate amount equal to 54%, 28% and 18%, respectively, of the funds, if any, remaining for distribution to the common shareholders. In the case of Minerals Stock, such percentage has been set, using a nominal number of shares of Minerals Stock of 4,203 (the "Nominal Shares") in excess of the actual number of shares of Minerals Stock outstanding, to ensure that the holders of Minerals Stock are entitled to the same share of any such funds immediately following the consummation of the transactions as they were prior thereto. These liquidation percentages are subject to adjustment in proportion to the relative change in the total number of shares of Brink's Stock, BAX Stock and Minerals Stock, as the case may be, then outstanding to the total number of shares of all other classes of common stock then outstanding (which totals, in the case of Minerals Stock, shall include the Nominal Shares).

Dividends paid to holders of Brink's Stock are limited to funds of the Company legally available for the payment of dividends. See the Company's consolidated financial statements and related footnotes. Subject to these limitations, the Company's Board, although there is no requirement to do so, intends to declare and pay dividends on the Brink's Stock based primarily on the earnings, financial condition, cash flow and business requirements of the Brink's Group.

The Company has the authority to issue up to 2,000 shares of preferred stock, par value $10 per share. In January 1994, the Company issued $80,500 or 161 shares of Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock, which is convertible into Minerals Stock and which has been attributed to the Minerals Group, pays an annual dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available therefore, when as and if, declared by the Board. Such stock also bears a liquidation preference of $500 per share, plus an amount equal to accrued and unpaid dividends thereon.

In November 1998, under the Company's common share repurchase program, the Company's Board of Directors (the "Board") authorized the purchase, from time to time of up to 1,000 shares of Brink's Stock, not to exceed an aggregate purchase cost of $25,000 for all common stock of the Company. Such shares are to be purchased from time to time in the open market or in private transactions, as conditions warrant. In May 1997, the Board authorized additional authority which allows for the purchase, from time to time, of the Convertible Preferred Stock, not to exceed an aggregate purchase cost of $25,000.

Under the share repurchase program, the Company purchased shares in the periods presented as follows:

                                Years Ended December 31
(In thousands)                            1998     1997
-------------------------------------------------------
Brink's Stock:
   Shares                                  150      166
   Cost                                 $5,617    4,349
Convertible Preferred Stock:
   Shares                                  0.4      1.5
   Cost                                  $ 146      617
   Excess carrying amount (a)            $  23      108
=======================================================

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years is deducted from preferred dividends in the Company's Statement of Operations.


As of December 31, 1998, the Company had remaining authority to purchase over time 1,000 shares of Pittston Brink's Common Stock and an additional $24,236 of its Convertible Preferred Stock. The remaining aggregate purchase cost limitation for all common stock was $24,698 at December 31, 1998. The authority to acquire shares remains in effect in 1999.

In 1998, 1997, and 1996, dividends paid on the Convertible Preferred Stock amounted to $3,547, $3,589, and $3,795, respectively. During 1998 and 1997, the Board declared and the Company paid dividends of $3,874 and $3,755 on Brink's stock.

In December 1992, the Company formed the Pittston Company Employee Benefits Trust (the "Trust") to hold shares of its common stock (initially 4,000 shares) to fund obligations under certain employee benefits programs not including stock option plans. The trust first began funding obligations under the Company's various stock option plans in September 1995. As of December 31, 1998, 2,076 shares of Brink's Stock (2,734 in 1997) remained in the Trust, valued at market. These shares will be voted by the Trustee in the same proportion as those voted by the Company's employees participating in the Company's Savings Investment Plan. The fair market value of the shares is included in common stock and capital in excess of par.

13. LEASES

The Brink's Group's businesses lease facilities, vehicles, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options.

As of December 31, 1998, aggregate future minimum lease payments under noncancellable operating leases were as follows:


                                   Equipment
                       Facilities    & Other      Total
-------------------------------------------------------
1999                     $ 22,655     12,193     34,848
2000                       20,219      8,543     28,762
2001                       16,947      6,547     23,494
2002                       15,068      6,209     21,277
2003                       12,648      4,131     16,779
2004                       11,124        956     12,080
2005                       10,508        835     11,343
2006                        9,853        790     10,643
Later Years                33,362      1,769     35,131
-------------------------------------------------------
Total                    $152,384     41,973    194,357
========================================================


These amounts are net of aggregate future minimum non-cancelable sublease rentals of $825.

Net rent expense amounted to $35,336 in 1998, $26,414 in 1997 and $25,499 in 1996.

The Brink's Group incurred capital lease obligations of $11,792 in 1998, $3,898 in 1997 and $1,923 in 1996. In addition, in connection with the 1998 acquisition of the Brink's affiliate in France (see Note 4), capital lease obligations of US $30,000 were assumed.

Minimum future lease payments under capital leases as of December 31, 1998, for each of the next five years and in the aggregate are:


----------------------------------------------------
1999                                         $10,726
2000                                           8,669
2001                                           6,187
2002                                           3,910
2003                                           3,009
Subsequent to 2003                             8,987
----------------------------------------------------
Total minimum lease payments                  41,488
Less: Executory costs
----------------------------------------------------
Net minimum lease payments                    41,488
Less: Amount representing interest             4,172
----------------------------------------------------
Present value of net minimum lease payment   $37,316
====================================================

Interest rates on capitalized leases vary from 7.4% to 23.5% and are imputed based on the lower of the Brink's Group's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

There were no non-cancellable subleases and no contingent rental payments in 1998 or 1997.

14. EMPLOYEE BENEFIT PLANS

The Brink's Group's businesses participate in the Company's noncontributory defined benefit pension plan covering substantially all nonunion employees who meet certain minimum requirements in addition to sponsoring certain other defined benefit plans. Benefits under most of the plans are based on salary (including commissions, bonuses, overtime and premium pay) and years of service. The Brink's Group's pension cost relating to its participation in the Company's defined benefit pension plan is actuarially determined based on its respective employees and an allocable share of the pension plan assets. The Company's policy is to fund the actuarially determined amounts necessary to provide assets sufficient to meet the benefits to be paid to plan participants in accordance with applicable regulations. The net pension expense for 1998, 1997 and 1996 for all plans is as follows:


                                           Years Ended December 31
                                             1997     1996    1995
------------------------------------------------------------------
Service cost-benefits earned during year  $10,215    7,547   7,125
Interest cost on projected benefit
  obligation                               12,673   10,985   9,788
Return on assets-expected                 (17,512) (16,004)(14,842)
Other amortization, net                       243     (398)   (243)
------------------------------------------------------------------
Net pension expense                       $ 5,619    2,130   1,828
==================================================================

The assumptions used in determining the net pension expense for the Company's primary pension plan were as follows:


                                         Years Ended December 31
                                                1998   1997  1996
---------------- ------------------------------------------------
Interest cost on projected benefit obligation   7.5%   8.0%  7.5%
Expected long-term rate of return on assets    10.0%  10.0% 10.0%
Rate of increase in compensation levels         4.0%   4.0%  4.0%
=================================================================


Reconciliations of the projected benefit obligation, plan assets, funded status and prepaid pension expense at December 31, 1998 and 1997 are as follows:

                                                   Years Ended December 31
                                                         1998         1997
--------------------------------------------------------------------------
Projected benefit obligation at beginning of year   $ 167,043      142,916
Service cost-benefits earned during the year           10,215        7,547
Interest cost on projected benefit obligation          12,673       10,985
Plan participants' contribution                           574          547
Acquisitions                                            6,286         --
Benefits paid                                          (6,910)      (6,036)
Actuarial loss                                         25,131       15,090
Foreign currency exchange rate changes                    574       (4,006)
--------------------------------------------------------------------------
Projected benefit obligation at end of year         $ 215,586      167,043
--------------------------------------------------------------------------
Fair value of plan assets at beginning of year      $ 197,518      177,837
Return on assets - actual                              25,205       29,500
Plan participants' contributions                          574          547
Employer contributions                                  1,309          985
Benefits paid                                          (6,910)      (6,036)
Foreign currency exchange rate changes                   (475)      (5,315)
--------------------------------------------------------------------------
Fair value of plan assets at end of year            $ 217,221      197,518
--------------------------------------------------------------------------

Funded status                                       $   1,635       30,475
Unamortized initial net asset                            (819)      (1,428)
Unrecognized experience loss                           17,467          468
Unrecognized prior service cost                           618          805
--------------------------------------------------------------------------
Net pension assets                                  $  18,901       30,320
--------------------------------------------------------------------------
Current pension liabilities                             3,289        1,393
Noncurrent pension liabilities                          6,628           --
--------------------------------------------------------------------------
Deferred pension assets per the balance sheet       $  28,818       31,713
==========================================================================


For the valuation of the Company's primary pension obligations and the calculation of the funded status, the discount rate was 7.0% in 1998 and 7.5% in 1997. The expected long-term rate of return on assets was 10% in both years. The rate of increase in compensation levels used was 4% in 1998 and 1997.


The unrecognized initial net asset at January 1, 1986 (January 1, 1989, for certain foreign pension plans), the date of adoption of SFAS No. 87, has been amortized over the estimated remaining average service life of the employees.

The Brink's Group also provides certain postretirement health care and life insurance benefits for eligible active and retired employees in the United States and Canada.

For the years 1998, 1997 and 1996, the components of periodic expense for these postretirement benefits were as follows:

                                 Years Ended December 31
                                       1998  1997   1996
--------------------------------------------------------
Service cost--benefits earned during
the year                               $102    95     92
Interest cost on accumulated
postretirement benefit obligation       250   238    248
Amortization of gains                    --    (4)    --
--------------------------------------------------------
Total expense                         $ 352   329    340
========================================================


The actuarially determined and recorded liabilities for these postretirement benefits have not been funded. Reconciliations of the accumulated postretirement benefit obligation, funded status and accrued postretirement benefit cost at December 31, 1998 and 1997 are as follows:

                                              Years Ended December 31
                                                      1998       1997
----------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at beginning of year                 $ 3,403      3,512
Service cost-benefits earned during the year           102         95
Interest cost on accumulated postretirement
   benefit obligation                                  250        238
Benefits paid                                          (14)       (38)
Actuarial (gain) or loss                               195       (394)
Foreign currency exchange rate changes                 (61)       (10)
----------------------------------------------------------------------
Total accumulated postretirement benefit
   obligation at end of year                       $ 3,875      3,403
----------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at end of year-retirees              $ 1,555      1,291
Accumulated postretirement benefit
   obligation at end of year-active participants     2,320      2,112
----------------------------------------------------------------------
Total accumulated postretirement benefits
   obligation at end of year                       $ 3,875      3,403
----------------------------------------------------------------------
Funded status                                      $(3,875)    (3,403)
Unrecognized experience gain                          (758)      (953)
----------------------------------------------------------------------
Accrued postretirement benefit cost at
   end of year                                     $(4,633)    (4,356)
======================================================================


The accumulated postretirement benefit obligation was determined using the unit credit method and an assumed discount rate of 7.0% in 1998 and 7.5% in 1997. The postretirement benefit obligation for US salaried employees does not provide for changes in health care costs since the employer's contribution to the plan is a fixed amount. The assumed health care cost trend rate used in 1998 for employees under a foreign plan was 6.62% grading down to 5% in the year 2001.

The Brink's Group also participates in the Company's Savings-Investment Plan to assist eligible employees in providing for retirement or other future financial needs. Employee contributions are matched at rates of 75% to 125% up to 5% of compensation (subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended). Contribution expense under the plan aggregated $4,397 in 1998, $4,130 in 1997 and $3,612 in 1996.

15. OTHER OPERATING INCOME

Other operating income generally includes the Brink's Group's share of net income of unconsolidated affiliated companies carried on the equity method of $1,235, $1,471 and $1,941 for 1998, 1997 and 1996, respectively.

Summarized financial information presented includes the accounts of the following equity affiliates (a):

                                              Ownership
                                   At December 31, 1998
-------------------------------------------------------
Servicio Pan Americano De Protection,               20%
S.A. (Mexico)
Brink's Panama, S.A.                                49%
Brink's Peru, S.A.                                  36%
Security Services (Brink's Jordan), W.L.L.          45%
Brink's-Allied Limited (Ireland)                    50%
Brink's Arya India Private Limited                  40%
Brink's Pakistan (Pvt.) Limited                     49%
Brink's (Thailand) Ltd.                             40%
=======================================================

                                 1998      1997    1996
-------------------------------------------------------
Revenues                    $ 334,872   564,560 660,916
Gross profit                   53,953    92,635  73,632
Net income (loss)                 139     6,914  10,427
Current assets                 49,564   111,912 171,336
Noncurrent assets             101,088   188,358 197,642
Current liabilities            54,541   132,758 168,986
Noncurrent liabilities         38,121    79,208 109,972
Net equity                     57,990    88,304  90,020
=======================================================

(a) Also includes amounts related to equity affiliates who were either sold prior to December 31, 1998, became consolidated affiliates through increased ownership prior to December 31, 1998 (most notably Brink's S.A. France and Brink's Schenker Germany) or converted to a cost investment. All amounts for such affiliates are presented pro-rata, where applicable.


Undistributed earnings of such companies approximated $14,000 at December 31, 1998.

16. SEGMENT INFORMATION

The Brink's Group implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods.

The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

The Brink's Group includes two business units, Brink's, Inc. and Brink's Home Security. These two business units are made up of five reportable segments as follows: Brink's North America, Brink's Europe, Brink's Latin America, Brink's Asia/Pacific and Brink's Home Security. Management has determined these reportable segments based on how resources are allocated and how operational decisions are made. Brink's North America, Brink's Europe, Brink's Latin America and Brink's Asia/Pacific segments are geographic segments of Brink's providing armored transportation and related services. The BHS segment installs and monitors residential security systems in the United States and Canada. Geographic revenues and long-lived assets are attributed based on the location of the entity providing the service and the location of the asset, respectively. Segment performance is evaluated based on operating profit, excluding corporate allocations. See Note 2 for a description of such allocations.

Operating revenues by operating segment are as follows:

                                   Years Ended December 31
                                    1998      1997    1996
-----------------------------------------------------------
Brink's:
North America (United States
  and Canada)                   $541,142   482,182  418,941
Europe (a)                       370,178   146,464  128,848
Latin America (b)                310,064   266,445  182,481
Asia/Pacific                      26,297    26,760   23,741
-----------------------------------------------------------
Total Brink's                  1,247,681   921,851  754,011
BHS                              203,586   179,583  155,802
-----------------------------------------------------------
Total operating revenues (c) $ 1,451,267  1,101,434 909,813
===========================================================


(a) Revenues from operations in France were $200,821 in 1998. See Note 4.
(b)Revenues from operations in Brazil were $118,960, $121,005 and $123,237 in 1998, 1997 and 1996, respectively.
(c) Includes US revenues of $651,330, $562,748 and $482,316 in 1998, 1997 and
1996, respectively.

The Brink's Group's portion of the Company's operating profit is as follows:

                                 Years Ended December 31
                                  1998      1997    1996
--------------------------------------------------------
Brink's:
North America (United States

   and Canada)                $ 49,046    40,612  34,387
Europe (a)                      27,080    10,039   4,734
Latin America (b)               23,571    28,711  15,243
Asia/Pacific (c)                (1,277)    2,229   2,459
--------------------------------------------------------
Total Brink's                   98,420    81,591  56,823
BHS (d), (e)                    53,032    52,844  44,872
--------------------------------------------------------
Brink's Group segment
   operating profit            151,452   134,435 101,695
Allocated general corporate
    expense                     (9,178)   (6,871) (7,457)
--------------------------------------------------------
Total operating profit       $ 142,274   127,564  94,238
========================================================

(a) Includes equity in net income (loss) of unconsolidated affiliates of $405 in 1998, ($2,037) in 1997 and ($1,584) in 1996.
(b) Includes equity in net income of unconsolidated affiliates of $225 in 1998, $2,807 in 1997 and $2,965 in 1996.
(c) Includes equity in net income of unconsolidated affiliates of $605 in 1998, $701 in 1997 and $560 in 1996.
(d) As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase operating profit $6,114 in 1998, $4,943 in 1997 and $4,539 in 1996 (Note 5).
(e) BHS changed its annual depreciation rate in 1997 resulting in a reduction of depreciation expense for capitalized installation costs of $8,915 (Note 5).


The Brink's Group's portion of the Company's assets at year end is as follows:

                                        As of December 31
                                  1998      1997     1996
---------------------------------------------------------
North America (United States
   and Canada)               $ 193,497   180,135  157,957
Europe (a)                     282,812    83,779  95,176
Latin America (b)              179,836   162,479  76,450
Asia/Pacific (c)                23,573    14,745  11,339
---------------------------------------------------------
Total Brink's                  679,718   441,138  340,922
BHS                            230,357   193,027  149,992
---------------------------------------------------------
Brink's Group's portion of
   the company's assets        910,075   634,165  490,914
Brink's Group's portion of
   corporate assets             30,919    27,786   35,409
Deferred tax reclass            36,010    30,379   25,342
---------------------------------------------------------
Total assets (d)             $ 977,004   692,330  551,665
=========================================================

(a) Includes investments in unconsolidated equity affiliates of $662 in 1998, $11,831 in 1997 and $16,315 in 1996.
(b) Includes investments in unconsolidated equity affiliates of $12,310 in 1998, $13,891 in 1997 and $9,030 in 1996.
(c) Includes investments in unconsolidated equity affiliates of $2,022 in 1998, $1,519 in 1997 and $1,152 in 1996.
(d) Includes long-lived assets (property, plant and equipment) located in the US of $297,100, $240,923 and $197,022 in 1998, 1997 and 1996, respectively.


Other segment information is as follows:

                                      As of December 31
                                  1998     1997    1996
-------------------------------------------------------
Capital Expenditures:
Brink's:
   North America              $ 25,870   15,360  13,758
   Europe                       16,412    8,540   6,738
   Latin America                27,086   22,467  12,030
   Asia/Pacific                  5,348    2,765   1,546
-------------------------------------------------------
Total Brink's                   74,716   49,132  34,072
BHS                             81,420   70,927  61,522
Allocated general corporate        204      214   2,083
-------------------------------------------------------
Total capital expenditures    $156,340  120,273  97,677
=======================================================
Depreciation and Amortization:
Brink's:
   North America                14,386   12,773  11,461
   Europe                       16,762    5,248   6,273
   Latin America                13,432   11,854   6,049
   Asia/Pacific                  1,162      883     510
-------------------------------------------------------
Total Brink's                  $45,742   30,758  24,293
BHS                             36,630   30,344  30,115
Allocated general corporate
expense                            238      229     158
-------------------------------------------------------
Total depreciation and         $82,610   61,331  54,566
amortization
=======================================================


17. CONTINGENT LIABILITIES

Under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"), the Company and its majority-owned subsidiaries at July 20, 1992, including certain companies of the Brink's Group included in these financial statements, are jointly and severally liable with certain companies of the BAX Group and of the Minerals Group for the costs of health care coverage provided for by that Act. For a description of the Act and an estimate of certain of such costs, see Note 14 to the Company's consolidated financial statements. At this time, the Company expects the Minerals Group to discharge its obligations under the Act.

In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6,600 and $11,200 and to be incurred over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The estimate of costs and the timing of payments could change as a result of changes to the remediation plan required, changes in the technology available to treat the site, unforeseen circumstances existing at the site and additional cost inflation.

The Company commenced insurance coverage litigation in 1990, in the United States District of New Jersey, seeking a declaratory judgement that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995, the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. On appeal, the Third Circuit reversed the District Court and held that the insurers could not deny coverage for the reasons stated by the District Court, and the case was remanded to the District Court for trial. In the latter part of 1998, the Company concluded a settlement with its comprehensive general liability insurer and has settlements with three other groups of insurers. If these settlements are consummated, only one group of insurers will be remaining in this coverage action. In the event the parties are unable to settle the dispute with this group of insurers, the case is scheduled to be tried in June 1999. Management and its outside legal counsel continue to believe that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, based on estimates of potential liability, probable realization of insurance recoveries, related developments of New Jersey law, and the Third Circuit's decision, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation of the Tankport site will not significantly adversely impact the Brink's Group's results of operations or financial position.

18. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31, 1998, 1997 and 1996, cash payments for income taxes, net of refunds received, were $39,194, $39,476 and $33,718, respectively.

For the years ended December 31, 1998, 1997 and 1996, cash payments for interest were $20,667, $11,402 and $1,825, respectively.

During 1998, the Brink's Group recorded the following noncash investing and financing activities in connection with the acquisition of substantially all of the remaining shares of its Brink's affiliate in France: seller financing of the equivalent of US $27,500 and the assumption of borrowings of approximately US $19,000 and capital leases of approximately US $30,000.

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Tabulated below are certain data for each quarter of 1998 and 1997. The first three quarters of 1997 net income per share amounts have been restated to comply with SFAS No. 128, "Earnings Per Share."

                           1st     2nd    3rd      4th
-------------------------------------------------------
1998 QUARTERS:
Operating revenues    $310,333  359,812 381,497 399,625
Gross profit            76,901   86,289  91,619  92,584
Net income              17,037   20,570  20,008  21,489

Net income per Brink's Group
   common share:
   Basic               $   .44     .53     .52      .55
   Diluted                 .44     .52     .51      .55
-------------------------------------------------------
1997 QUARTERS:
Operating revenues    $251,384  268,775 280,075 301,200
Gross profit            63,476   71,034  72,193  79,726
Net income              15,306   17,739  19,372  21,205

Net income per Brink's Group
   common share:
   Basic               $   .40     .46     .51      .55
   Diluted                 .40     .46     .50      .54
=======================================================

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

FIVE YEARS IN REVIEW
(In thousands, except per share amounts)            1998         1997        1996         1995          1994
============================================================================================================
SALES AND INCOME (a):
Net sales and operating revenues             $ 3,746,882    3,394,398   3,091,195    2,914,441     2,667,275
Net income (b)                                    66,056      110,198     104,154       97,972        26,897
--------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION (a):
Net property, plant and equipment            $   849,883      647,642     540,851      486,168       445,834
Total assets                                   2,331,137    1,995,944   1,832,603    1,807,372     1,737,778
Long-term debt, less current maturities          323,308      191,812     158,837      133,283       138,071
Shareholders' equity                             736,028      685,618     606,707      521,979       447,815
--------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING (c), (d):
Pittston Brink's Group basic                      38,713       38,273      38,200       37,931        37,784
Pittston Brink's Group diluted                    39,155       38,791      38,682       38,367        38,192
Pittston BAX Group basic                          19,333       19,448      19,223       18,966        18,892
Pittston BAX Group diluted                        19,333       19,993      19,681       19,596        19,436
Pittston Minerals Group basic                      8,324        8,076       7,897        7,786         7,594
Pittston Minerals Group diluted                    8,324        8,102       9,884       10,001         7,594
--------------------------------------------------------------------------------------------------------------
COMMON SHARES OUTSTANDING (c):
Pittston Brink's Group                            40,961       41,130      41,296       41,574        41,595
Pittston BAX Group                                20,825       20,378      20,711       20,787        20,798
Pittston Minerals Group                            9,186        8,406       8,406        8,406         8,390
--------------------------------------------------------------------------------------------------------------
PER PITTSTON BRINK'S GROUP COMMON SHARE (c), (d):
Basic net income (b)                         $       2.04        1.92         1.56        1.35           1.10
Diluted net income (b)                               2.02        1.90         1.54        1.33           1.09
Cash dividends                                        .10         .10          .10         .09            .09
Book value (f)                                      11.87        9.91         8.21        6.81           5.70
--------------------------------------------------------------------------------------------------------------
PER PITTSTON BAX GROUP COMMON SHARE (c), (d):
Basic net income (loss)                             (0.68)       1.66         1.76        1.73           2.03
Diluted net income (loss)                           (0.68)       1.62         1.72        1.68           1.97
Cash dividends                                        .24         .24          .24         .22            .22
Book value (f)                                      15.83       16.59        15.70       14.30          12.74
--------------------------------------------------------------------------------------------------------------
PER PITTSTON MINERALS GROUP COMMON SHARE (c), (d):
Basic net income (loss) (e)                  $      (0.42)       0.09         1.14        1.45          (7.50)
Diluted net income (loss) (e)                       (0.42)       0.09         1.08        1.40          (7.50)
Cash dividends (g)                                    .24         .65          .65         .65            .65
Book value (f)                                      (9.50)      (8.94)       (8.38)      (9.46)        (10.74)
==============================================================================================================


(a) See Management's Discussion and Analysis for a discussion of Brink's acquisitions, BAX Global's additional expenses and special consulting costs and Pittston Coal's disposition of assets.
(b) As of January 1, 1992, Brink's Home Security, Inc. ("BHS") elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase income before cumulative effect of accounting changes and net income of the Company and the Brink's Group by $3,852 or $0.10 per basic and diluted share of Brink's Stock in 1998, $3,213 in 1997, $2,723 in 1996, $2,720 in 1995 and $2,486 in 1994. The net
income per basic and diluted share impact for 1994 through 1996 was $0.07 and for 1997 was $0.08.
(c) All share and per share data presented reflects the completion of the Brink's Stock Proposal which occurred on January 18, 1996. Shares outstanding at the end of the period include shares outstanding under the Company's Employee Benefits Trust. For the Pittston Brink's Group (the "Brink's Group"), such shares totaled 2,076 shares, 2,734 shares, 3,141 shares, 3,553 shares and 3,779 shares at December 31, 1998, 1997, 1996, 1995 and 1994, respectively. For the Pittston BAX Group (the "BAX Group"), such shares totaled 1,858 shares, 868 shares, 1,280 shares, 1,777 shares and 1,890 shares at December 31, 1998, 1997, 1996, 1995 and 1994, respectively. For the Pittston Minerals Group (the "Minerals Group"), such shares totaled 766 shares, 232 shares, 424 shares, 594 shares and 723 shares at December 31, 1998, 1997, 1996, 1995 and 1994, respectively. Average shares outstanding do not include these shares. The initial dividends on Brink's Stock and BAX Stock were paid on March 1, 1996. Dividends paid by the Company on Services Stock have been attributed to the Brink's Group and the BAX Group in relation to the initial dividends paid on the Brink's and BAX Stocks.
(d) The net income per share amounts prior to 1997 have been restated, as required, to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." For further discussion of net income per share, see Note 8 to the Financial Statements.
(e) For the year ended December 31, 1994, diluted net income per share is considered to be the same as basic since the effect of stock options and the assumed conversion of preferred stock was antidilutive.
(f) Calculated based on shareholder's equity, excluding amounts attributable to preferred stock, and on the number of shares outstanding at the end of the period excluding shares outstanding under the Company's Employee Benefits Trust.
(g)Cash dividends per share reflect a per share dividend of $.1625 declared in the first quarter of 1998 (based on an annual rate of $.65 per share) and three per share dividends of $.025 declared in each of the following 1998 quarters (based on an annual rate of $.10 per share).

 The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
--------------------------------------------------------------------------------


RESULTS OF OPERATIONS
 Years Ended December 31
 (In thousands)                        1998      1997        1996
-----------------------------------------------------------------
Net sales and operating revenues:
  Brink's                        $1,247,681    921,851    754,011
  BHS                               203,586    179,583    155,802
  BAX Global                      1,776,980  1,662,338  1,484,869
  Pittston Coal                     503,302    612,907    677,393
  Mineral Ventures                   15,333     17,719     19,120
-----------------------------------------------------------------
Net sales and operating
   revenues                      $3,746,882  3,394,398  3,091,195
=================================================================
Operating profit (loss):
  Brink's                        $   98,420     81,591     56,823
  BHS                                53,032     52,844     44,872
  BAX Global                           (628)    63,264     64,604
  Pittston Coal                       3,207     12,217     20,034
  Mineral Ventures                   (1,031)    (2,070)     1,619
-----------------------------------------------------------------
  Segment operating profit          153,000    207,846   187,952
  General corporate expense         (27,857)   (19,718)  (21,445)
-----------------------------------------------------------------
Operating profit                 $  125,143    188,128   166,507
=================================================================


The Pittston Company (the "Company") reported net income of $66.1 million in 1998 compared with net income of $110.2 million in 1997. Revenues in 1998 increased $352.5 million (10%) compared to 1997. Operating profit totaled $125.1 million in 1998, a decrease of $63.0 million over the prior year. Operating profit in 1998 included approximately $36 million of additional expenses at BAX Global which related to the termination or rescoping of certain information technology projects, increased provisions on existing accounts receivable and other costs primarily related to severance expenses associated with BAX Global's redesign of its organizational structure. Net income in 1998 benefited from increased operating results at the Company's Brink's, Incorporated ("Brink's"), Brink's Home Security, Inc. ("BHS") and Pittston Mineral Ventures ("Mineral Ventures") businesses. These increases were more than offset by lower operating results at the Company's BAX Global Inc. ("BAX Global") and Pittston Coal Company ("Pittston Coal") businesses, and by higher corporate expenses.

Net income for the Company for 1997 was $110.2 million compared with $104.2 million for 1996. Revenues in 1997 increased $303.2 million (10%) compared to 1996. Operating profit totaled $188.1 million for 1997, compared with $166.5 million for 1996. Net income and operating profit for 1996 included three significant items which impacted Pittston Coal: a benefit from the settlement of the Evergreen case at an amount lower than previously accrued ($35.7 million or $23.2 million after-tax), a charge related to a new accounting standard regarding the impairment of long-lived assets ($29.9 million or $19.5 million after-tax) and the reversal of excess restructuring liabilities ($11.7 million or $7.6 million after-tax). Net income in 1997 benefited from increased operating profits at Brink's and BHS, partially offset by lower operating results at BAX Global, Pittston Coal and Mineral Ventures.

The following is a discussion of the operating results for Pittston's five segments: Brink's, BHS, BAX Global, Pittston Coal and Mineral Ventures.

BRINK'S
Brink's worldwide consolidated revenues totaled $1.2 billion in 1998 compared to $921.9 million in 1997, a 35% increase. Brink's 1998 operating profit of $98.4 million represented a 21% increase over the $81.6 million of operating profit reported in 1997.

The increase in Brink's worldwide revenues and operating profits in 1998 as compared to 1997 primarily reflects growth in North America and Europe. North America experienced continued strong performance of its armored car business, which includes ATM services. The increase in European revenue was primarily due to the acquisition of substantially all of the remaining shares (62%) of the Brink's affiliate in France in the first quarter of 1998 (discussed below) and its subsidiary in Germany (50%) in the second quarter of 1998. The increase in European operating profits primarily reflects improved results from operations in France, as well as the increased ownership. Operating results during 1998 were negatively impacted by lower profits from Latin America primarily due to an equity loss from Brink's affiliate in Mexico and costs associated with start-up operations in Argentina.

Brink's worldwide consolidated revenues totaled $921.9 million in 1997 compared to $754.0 million in 1996, a 22% increase. Brink's 1997 operating profit of $81.6 million represented a 44% increase over the $56.8 million of operating profit reported in 1996.

The increase in Brink's worldwide revenues in 1997 over 1996 reflects growth across all geographic regions while operating profit increases in 1997 reflect improved results in all regions except Asia/Pacific. Increases in revenues and operating profits in North America were due to strong performance in most product lines. The improvement in European revenues and operating profits in 1997 was due to strong results in most European countries, partially offset by lower results from the then 38% owned affiliate in France. Increases in revenues and operating profit in Latin America were primarily due to the consolidation of the results of Brink's Venezuelan subsidiary, Custodia y Traslado de Valores, C.A. ("Custravalca"), where Brink's increased its ownership from 15% to 61% in January 1997.

BHS
Revenues for BHS increased by $24.0 million (13%) to $203.6 million in 1998 from $179.6 million in 1997. Revenues in 1997 were $23.8 million (15%) higher than the $155.8 million earned in 1996. The increase in revenues in both years was predominantly the result of higher ongoing monitoring and service revenues caused by growth of the subscriber base (14% in 1998 and 15% in 1997), as well as higher average monitoring fees. As a result of such growth, monthly recurring revenues grew 17% and 21%, in the 1998 and 1997 periods, respectively. Installation revenue for 1998 and 1997 decreased 4% and 3%, respectively, over the earlier year. While the number of new security system installations increased, the revenue per installation decreased in response to continuing competitive pricing pressures.

Operating profit increased $0.2 million and $8.0 in 1998 and 1997, respectively, as compared to a year earlier. The increase in 1997 operating profit over that of 1996 includes an $8.9 million reduction in depreciation expense resulting from a change in estimate (discussed below.) Operating profit in both 1998 and 1997 was favorably impacted by the monitoring and servicing revenue increases mentioned above. However, this benefit was largely offset by upfront marketing and sales costs incurred and expensed in connection with obtaining new subscribers, combined with lower levels of installation revenue. Both of these factors are a consequence of the continuing competitive environment in the residential security market. Management expects to slow the relative increase of these upfront costs during 1999 through intensified focus on marketing and sales efficiencies.

It is BHS' policy to depreciate capitalized subscriber installation expenditures over the estimated life of the security system based on subscriber retention percentages. BHS initially developed its annual depreciation rate based on information about subscriber retention which was available at the time. However, accumulated historical data about actual subscriber retention has indicated that subscribers remained active for longer periods of time than originally estimated. Therefore, in order to reflect the higher demonstrated retention of subscribers, and to more accurately match depreciation expense with monthly recurring revenue generated from active subscribers, beginning in the first quarter of 1997, BHS prospectively adjusted its annual depreciation rate from 10 to 15 years for capitalized subscriber installation costs. BHS will continue its practice of charging the remaining net book value of all capitalized subscriber installation expenditures to depreciation expense as soon as a system is identified for disconnection. This change in estimate reduced depreciation expense for capitalized installation costs in 1997 by $8.9 million. As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel and costs incurred in maintaining facilities and vehicles dedicated to the installation process. The effect of this change in accounting principle was to increase operating profit for the Brink's Group and the BHS segment for 1998, 1997 and 1996 by $6.1 million, $4.9 million and $4.5 million, respectively. The effect of this change increased diluted net income per common share of the Brink's Stock by $0.10 in 1998, $0.08 in 1997 and $0.07 in 1996.

BAX GLOBAL INC.
Operating revenues in 1998 increased by 7% to $1.8 billion from $1.7 billion in 1997. BAX Global's operating loss of $0.6 million in 1998 represented a decrease of $63.9 million from the operating profit of $63.3 million reported in 1997. Operating profit in 1998 was negatively impacted by the aforementioned additional expenses of approximately $36 million, which are discussed in more detail below. Operating profit in 1997 included $12.5 million related to consulting expenses for the redesign of BAX Global's business processes and new information systems architecture.

Operating revenues during 1998 increased across all geographic regions. Operating revenues in 1998 benefited from increases in non-expedited freight services revenue which was due to the growth of supply chain management services (formerly "logistics") abroad, along with revenues from a recently acquired airline company discussed below. In addition, expedited freight services revenues increased due to a 4% increase in pounds shipped, partially offset by a 2% decrease in yield on this volume in 1998 as compared to 1997. Lower average yields in 1998 were a function of the higher average pricing in 1997, as well as the negative impact of economic conditions in Asia resulting in less export traffic in 1998 to the higher yielding Asian markets. Pricing in 1997 was favorably impacted by shipment surcharges, as well as higher average pricing in the USA due, in part, to the effects of a strike at United Parcel Service (the "UPS Strike".)

In addition to the aforementioned additional expense of approximately $36 million, the operating loss in 1998 was negatively impacted by higher levels of transportation and operating costs in the USA associated with additional capacity in anticipation of higher volumes, coupled with higher global information technology ("IT") costs including expenditures for Year 2000 initiatives. In addition, operating profit in 1997 included benefits from the UPS Strike.

Total operating revenues in 1997 increased by 12% to $1.7 billion from $1.5 billion in 1996. BAX Global's operating profit of $63.3 million in 1997 represented a decrease of $1.3 million from the operating profit of $64.6 million reported in 1996. Operating profit in 1997 included the previously mentioned $12.5 million of special consulting expenses.

Operating revenues in 1997 increased across all geographic regions due primarily to increases in worldwide expedited freight services pounds shipped (9%), combined with an overall increase (2%) in yield on this volume. Higher average yields were impacted by shipment surcharges, as well as higher average pricing in the USA from the effects of the UPS Strike. Increases in volumes were impacted by the UPS Strike and by increases in USA exports. In addition, revenues during 1997 reflect increases in supply chain management services, primarily the result of the acquisition of an international supply chain management provider, discussed below.

Operating profit in 1997 was favorably impacted by the UPS Strike and by improved margins on USA exports, while 1996 operating profit benefited from the reduction in US Federal excise tax liabilities. These benefits in 1997 were partially offset by higher transportation expenses in the USA associated with additional capacity designed to improve on-time customer service and $12.5 million of special consulting expenses.

During early 1997, BAX Global began an extensive review of the company's IT strategy. Through this review, senior management from around the world developed a new global strategy to improve business processes with an emphasis on new information systems intended to enhance productivity and improve the company's competitive position, as well as address and remediate the company's Year 2000 compliance issues. The company ultimately committed up to $120 million to be spent from 1997 to early 2000 to improve information systems and complete Year 2000 initiatives.

However, in conjunction with priorities established by BAX Global's new president and chief executive officer, who joined the company in June 1998, senior management re-examined its global IT strategy. It was determined that the critical IT objectives to be accomplished by the end of 1999 were Year 2000 compliance and the consolidation and integration of certain key operating and financial systems, supplemented by process improvement initiatives to enhance these efforts. As a result of this re-examination, senior management determined that certain non-critical, in-process IT software development projects that were begun in late 1997 under the BAX Process Innovation ("BPI") project would be terminated. Therefore, costs relating to these projects, which had previously been capitalized, were written off during the third quarter of 1998. Also as a result of this re-examination, certain existing software applications were found to have no future service potential or value. The combined carrying amount of these assets, which were written off, approximated $16 million. It is management's belief at this time that the current ongoing information technology initiatives that originated from the previously mentioned BPI project are necessary and will be successfully completed and implemented. Such costs are included in selling, general and administrative expenses in the statement of operations for the year ended December 31, 1998.

BAX Global recorded additional provisions aggregating approximately $13 million in the third quarter of 1998 related to existing accounts receivable. These provisions were needed primarily as the result of the deterioration of the economic and operating environments in certain international markets, primarily Asia/Pacific and Latin America. As a result of a comprehensive review of accounts receivables, undertaken in response to that deterioration, such accounts receivable were not considered cost effective to pursue further and/or improbable of collection. The majority of the additional provisions were included in selling, general and administrative expenses in the statement of operations.

During the third quarter of 1998, BAX Global recorded severance and other expenses of approximately $7 million. The majority of these expenses related to an organizational realignment proposed by newly elected senior management which included a resource streamlining initiative that required the elimination, consolidation or restructuring of approximately 180 employee positions. The positions reside primarily in the USA and in BAX Global's Atlantic region and include administrative and management-level positions. The estimated costs of severance benefits for terminated employees are expected to be paid through mid-1999. At this time management has no plans to institute further organizational changes which would require significant costs related to involuntary terminations. The related charge has been included in selling, general and administrative expenses in the statement of operations for the year ended December 31, 1998.

The recent deterioration of economic conditions primarily in Latin America and Asia/Pacific have impacted the financial results of BAX Global through the accrual of additional provisions for receivables in those regions in the second, third and fourth quarters of 1998. The potential for further deterioration of the economies in those regions could negatively impact the company's results of operations in the future.

On April 30, 1998, BAX Global acquired the privately held Air Transport International LLC ("ATI") for approximately $29 million in a transaction accounted for as a purchase. ATI is a US-based freight and passenger airline which operates a certificated fleet of DC-8 aircraft providing services to BAX Global and other customers. The ATI acquisition is part of BAX Global's strategy to improve the quality of its service offerings for its customers by increasing its control over flight operations. As a result of this transaction, BAX Global suspended its efforts to start up its own certificated airline carrier operations.

In June 1997, BAX Global completed its acquisition of Cleton & Co. ("Cleton"), a leading logistics provider in the Netherlands. BAX Global acquired Cleton for the equivalent of US $10.7 million in cash and the assumption of the equivalent of US $10.0 million of debt. Additional contingent payments ranging from the current equivalent of US $0 to US $3.0 million will be paid over the next two years based on certain performance criteria of Cleton.

PITTSTON COAL
Net sales for 1998 amounted to $503.3 million compared to $612.9 million in 1997, a decrease of $109.6 million (18%). Operating profit of $3.2 million in 1998 represented a $9.0 million decrease (74%) from the $12.2 million operating profit reported in 1997. Operating profit in 1998 included the benefit of $1.5 million from the reversal of excess restructuring liabilities.

Net sales in 1998 were negatively impacted by a decrease of 3.7 million tons of coal sold (18%), primarily resulting from lower production levels caused by the disposition of certain steam coal producing assets discussed below. The disposition of these assets also created a change in the overall sales mix with steam coal sales representing 58% of total volume in 1998 as compared to 63% in 1997. This favorably impacted overall realization per ton as a higher percentage of sales were from metallurgical coal which generally has a higher realization per ton than steam coal. However, overall coal margin per ton decreased 6% from $2.23 per ton to $2.09 per ton due to the corresponding changes in the production mix which resulted in a greater proportion of deep mine production which is generally more costly, combined with a decrease in metallurgical coal margins. Metallurgical coal margins were negatively impacted by lower realizations per ton resulting from lower negotiated pricing with metallurgical contract customers caused by softened market conditions. Management does not anticipate a significant recovery of this market during 1999.

The change in operating profit during 1998 was primarily due to the negative impact of lower overall coal margin per ton. This was partially offset, however, by favorable impacts resulting from higher gains on sales of assets ($3.2 million, discussed below) and a gain on a litigation settlement ($2.6 million) recorded in 1998. Pittston Coal anticipates that certain long-term benefit obligation costs will significantly increase in 1999.

Pittston Coal anticipates that certain long-term benefit obligation costs will significantly increase in 1999.

Net sales for 1997 amounted to $612.9 million compared to $677.4 million in 1996, a decrease of $64.5 million (10%). Operating profit in 1997 of $12.2 million represented a $7.8 million decrease from the $20.0 million reported in 1996.

Net sales during 1997 decreased due to an 11% (2.5 million tons) decrease in the tons of coal sold, slightly offset by higher average realizations per ton. The reduction in tonnage was due to the expiration of certain long-term steam coal contracts coupled with reduced spot sales. Steam coal sales represented 63% and 65% of total volume in 1997 and 1996, respectively. Average steam realization per ton increased during 1998 due to price escalation provisions in existing long-term contracts, while the metallurgical coal realization per ton decreased due to lower average price settlements with metallurgical customers.

Operating profit in 1997 included a benefit of $3.1 million from the reversal of excess restructuring liabilities. Operating results in 1996 included a benefit of $35.7 million from the settlement of the Evergreen case at an amount lower than previously accrued in 1993 and a benefit from the reversal of excess restructuring liabilities of $11.7 million. These 1996 benefits were offset, in part, by a $29.9 million charge related to the adoption of a new accounting standard regarding the impairment of long-lived assets. The charge is included in cost of sales ($26.3 million) and selling, general and administrative expenses ($3.6 million). All three of these items are discussed in greater detail below.

After considering the above items, operating profit increased $6.4 million in 1997 primarily due to the higher level of coal margin per ton, which increased to $2.23 per ton in 1997 from $1.54 per ton in 1996. This was due to a combination of the increase in realization per ton discussed above and a decrease in the current production cost per ton of coal sold. Production costs in 1997 were favorably impacted by lower surface mine costs and decreases in employee benefit and reclamation liabilities. Offsetting the increase in coal margin was a decrease in other operating income which is due to the inclusion in 1996 of a one-time benefit of $3.0 million from a litigation settlement.

During 1998, Pittston Coal continued its program of disposing of idle and under-performing assets in order to improve overall returns, generate cash and reduce its reclamation activities. In connection with this, Pittston Coal disposed of certain assets and properties during 1998 that resulted in a net pre-tax gain of $3.2 million. In the second quarter of 1998, Pittston Coal sold a surface steam mine, coal supply contracts and limited coal reserves of its Elkay mining operation in West Virginia. The referenced mine produced approximately one million tons of steam coal in 1998 prior to cessation of operations in April 1998. Total cash proceeds from the sale approximated $18 million, resulting in a pre-tax loss of approximately $2.2 million. This loss includes approximately $2.0 million of inventory write-downs (included in cost of sales) related to coal which can no longer be blended with other coals produced from these disposed assets. In addition, during the third quarter of 1998, Pittston Coal sold two idle coal properties in West Virginia and a loading dock in Kentucky for a pre-tax gain totaling $5.4 million.

As earlier reported, Pittston Coal had begun to develop a major underground metallurgical coal mine on company-owned reserves in Virginia. Due to the previously discussed uncertainty in the metallurgical export market, the development of this mine has been delayed.

A controversy related to a method of mining called "mountaintop removal" that began in mid-1998 in West Virginia involving an unrelated party has resulted in a suspension in the issuance of several mining permits. Due to the broadness of the suspension, there has been a delay in Vandalia Resources, Inc., a wholly-owned subsidiary of the Company, being issued in a timely fashion a mine permit necessary for its uninterrupted mining. Vandalia Resources is actively pursuing the issuance of the permit, but the time frame of when, or if, the permit will be issued is currently unknown. In light of the inability to determine when, and if a permit will be issued, the effect of the delay in obtaining this permit cannot be predicted. During the year ended December 31, 1998, mining operations which are pursuing this permit produced approximately
2.7 million tons of coal resulting in revenues of approximately $81.8 million.

At December 31, 1998, Pittston Coal had a liability of $25.2 million for various restructuring costs which was recorded as restructuring and other charges in the Statement of Operations in years prior to 1995. Although coal production has ceased at the mines remaining in the accrual, Pittston Coal will incur reclamation and environmental costs for several years to bring these properties into compliance with federal and state environmental laws. However, management believes that the reserve, as adjusted, at December 31, 1998, should be sufficient to provide for these future costs. Management does not anticipate material additional future charges for these facilities, although continual cash funding will be required over the next several years.

The initiation, in 1996, of a state tax credit for coal produced in Virginia, along with favorable labor negotiations and improved metallurgical market conditions for medium volatile coal, led management to continue operating an underground mine and a related coal preparation and loading facility previously included in the restructuring reserve. As a result of these decisions, Pittston Coal reversed $11.7 million of the reserve in 1996. The 1996 reversal included $4.8 million related to estimated mine and plant closures, primarily reclamation, and $6.9 million in employee severance and other benefit costs. As a result of favorable workers' compensation claim development, Pittston Coal reversed $1.5 million and $3.1 million in 1998 and 1997, respectively.

The following table analyzes the changes in liabilities during the last three years for restructuring and other charges:

                                                  Employee
                                         Mine Termination,
                             Leased       and      Medical
                          Machinery     Plant          and
                                and   Closure    Severance
(In thousands)            Equipment     Costs        Costs    Total
-------------------------------------------------------------------
Balance December 31, 1995   $ 1,218    28,983       36,077   66,278
Reversals                        --     4,778        6,871   11,649
Payments (a)                    842     5,499        3,921   10,262
Other reductions (b)             --     6,267           --    6,267
-------------------------------------------------------------------
Balance December 31, 1996       376    12,439       25,285   38,100
Reversals                        --        --        3,104    3,104
Payments (c)                    376     1,764        2,010    4,150
Other                            --       468         (468)      --
-------------------------------------------------------------------
Balance December 31, 1997        --    11,143       19,703   30,846
Reversals                        --        --        1,479    1,479
Payments (d)                     --     1,238        1,917    3,155
Other reductions (b)             --       999           --      999
-------------------------------------------------------------------
Balance December 31, 1998     $  --     8,906       16,307   25,213
===================================================================

(a) Of the total payments made in 1996, $5,119 was for liabilities recorded in years prior to 1993, $485 was for liabilities recorded in 1993 and $4,658 was for liabilities recorded in 1994.
(b) These amounts represent the assumption of liabilities by third parties as a result of sales transactions.
(c) Of the total payments made in 1997, $3,053 was for liabilities recorded in years prior to 1993, $125 was for liabilities recorded in 1993 and $972 was for liabilities recorded in 1994.
(d) Of the total payments made in 1998, $2,491 was for liabilities recorded in years prior to 1993, $10 was for liabilities recorded in 1993 and $654 was for liabilities recorded in 1994.

During the next twelve months, expected cash funding of these charges will be approximately $3.0 million to $5.0 million. The liability for mine and plant closure costs is expected to be satisfied over the next eight years, of which approximately 34% is expected to be paid over the next two years. The liability for workers' compensation is estimated to be 42% settled over the next four years with the balance paid during the following five to eight years.

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund to which "signatory operators" and "related persons", including the Company and certain of its subsidiaries (collectively, the "Pittston Companies"), are jointly and severally liable for annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers ("unassigned beneficiaries"), in amounts determined on the basis set forth in the Health Benefit Act. For 1998, 1997 and 1996, these amounts, on a pretax basis, were approximately $9.6 million, $9.3 million and $10.4 million, respectively. The Company currently estimates that the annual cash funding under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue at approximately $10 million per year for the next several years and should begin to decline thereafter as the number of such assigned beneficiaries decreases.

As a result of legal developments in 1998 involving the Health Benefit Act, the Company experienced an increase in its assessments under the Health Benefit Act for the twelve month period beginning October 1, 1998, approximating $1.7 million, $1.1 million of which relates to retroactive assessments for years prior to 1998. This increase consists of charges for death benefits which are provided for by the Health Benefit Act, but which previously have been covered by other funding sources. As with all the Company's Health Benefit Act assessments, this amount is to be paid in 12 equal monthly installments over the plan year beginning October 1, 1998. The Company is unable to determine at this time whether any other additional amounts will apply in future plan years.

Based on the number of beneficiaries actually assigned by the Social Security Administration, the Company estimates the aggregate pretax liability relating to the Pittston Companies' beneficiaries remaining at December 31, 1998 at approximately $216 million, which when discounted at 7.0% provides a present value estimate of approximately $99 million. The Company accounts for its obligations under the Health Benefit Act as a participant in a multi-employer plan and the annual cost is recognized on a pay-as-you-go basis.

In addition, under the Health Benefit Act, the Pittston Companies are jointly and severally liable for certain post-retirement health benefits for thousands of retired union mine workers and their dependents. Substantially all of the Company's accumulated post-retirement benefit obligation as of December 31, 1998 for retirees of $282.7 million relates to such retired workers and their beneficiaries.

The ultimate obligation that will be incurred by the Company could be significantly affected by, among other things, increased medical costs, decreased number of beneficiaries, governmental funding arrangements and such federal health benefit legislation of general application as may be enacted. In addition, the Health Benefit Act requires the Pittston Companies to fund, pro rata according to the total number of assigned beneficiaries, a portion of health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source and for this and other reasons the Pittston Companies' ultimate obligation for the unassigned beneficiaries cannot be determined.

In 1988, the trustees of the 1950 Benefit Trust Fund and the 1974 Pension Benefit Trust Funds (the "Trust Funds") established under collective bargaining agreements with the UMWA brought an action (the "Evergreen Case") against the Company and a number of its coal subsidiaries in the United States District Court for the District of Columbia, claiming that the defendants are obligated to contribute to such Trust Funds in accordance with the provisions of the 1988 and subsequent National Bituminous Coal Wage Agreements, to which neither the Company nor any of its subsidiaries is a signatory. In 1993, the Minerals Group recognized in their financial statements the potential liability that might have resulted from an ultimate adverse judgment in the Evergreen Case.

In late March 1996, a settlement was reached in the Evergreen Case. Under the terms of the settlement the coal subsidiaries which had been signatories to earlier National Bituminous Coal Wage Agreements agreed to make various lump sum payments in full satisfaction of all amounts allegedly due to the Trust Funds through January 31, 1996, to be paid over time as follows: approximately $25.8 million upon dismissal of the Evergreen Case and the remainder of $24.0 million in installments of $7.0 million in 1996 and $8.5 million in each of 1997 and 1998. The first payment was entirely funded through an escrow account previously established by the Company. The second, third and fourth (last) payments were paid according to schedule and were funded from cash provided by operating activities. In addition, the coal subsidiaries agreed to future participation in the UMWA 1974 Pension Plan. As a result of the settlement of the Evergreen Case at an amount lower than those previously accrued, the Minerals Group recorded a benefit of approximately $35.7 million ($23.2 million after-tax) in the first quarter of 1996 in its financial statements.

In 1996, the Minerals Group adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires companies to review assets for impairment whenever circumstances indicate that the carrying amount for an asset may not be recoverable. SFAS No. 121 resulted in a pre-tax charge to 1996 earnings for Pittston Coal of $29.9 million ($19.5 million after-tax), of which $26.3 million was included in cost of sales and $3.6 million was included in selling, general and administrative expenses. Assets for which the impairment loss was recognized consisted of property, plant and equipment, advanced royalties and goodwill. These assets primarily related to mines scheduled for closure in the near term and idled facilities and related equipment. No material charges were incurred in 1998 or 1997.

The coal operating companies included within Pittston Coal are generally liable under federal laws requiring payment of benefits to coal miners with pneumoconiosis ("black lung"). The Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977 (the "1977 Act"), as amended by the Black Lung Benefits and Revenue Amendments Act of 1981 (the "1981 Act"), expanded the benefits for black lung disease and levied a tax on coal production of $1.10 per ton for deep-mined coal and $0.55 per ton for surface-mined coal, but not to exceed 4.4% of the sales price. In addition, the 1981 Act provides that certain claims for which coal operations had previously been responsible will be obligations of the government trust funded by the tax. The 1981 Act also tightened standards set by the 1977 Act for establishing and maintaining eligibility for benefits. The Revenue Act of 1987 extended the termination date of the tax from January 1, 1996 to the earlier of January 1, 2014 or the date on which the government trust becomes solvent. The Company cannot predict whether any future legislation effecting changes in the tax will be enacted. A number of the subsidiaries of the Company filed a civil action in the United States District court for the Eastern District of Virginia asking the Court to find that the assessment of the black lung tax on coal the Company subsidiaries sold to foreign customers for the first quarter of 1997 was unconstitutional. On December 28, 1998, the District court found the black lung tax, as assessed against foreign coal sales, to be unconstitutional and entered judgment for the Company's subsidiaries in an amount in excess of $0.7 million. The Company will seek a refund of the black lung tax it paid on any of its foreign coal sales for periods as far back as applicable statute of limitations will permit. The ultimate amounts and timing of such refunds, if any, cannot be determined at the present time.

MINERAL VENTURES
Net sales during 1998 were $15.3 million, a decrease of $2.4 million (13%) from the $17.7 million reported in 1997. The operating loss of $1.0 million in 1998 represents a $1.1 million improvement from the $2.1 million operating loss of 1997.

The decrease in net sales during 1998 was due to lower gold sales resulting from declining gold prices in the market, partially offset by higher levels of gold ounces sold. Operating profit during the same period was negatively impacted by lower sales levels, but benefited from reduced production costs. Production costs were lower in 1998 primarily due to a weaker Australian dollar, while costs in 1997 were negatively impacted by unfavorable ground conditions and mine repair costs. In addition, operating results in 1998 benefited from increased equity earnings in its Australian affiliate resulting from a gain on the sale of certain nickel operations.

Net sales during 1997 were $17.7 million, a decrease of $1.4 million (7%) from the $19.1 million reported in 1996. The operating loss of $2.1 million in 1997 represents a $3.7 million decrease from the $1.6 million operating profit earned in 1996. The decrease in net sales during 1997 was due to lower gold sales. While gold prices improved from 1996 to 1997, the lower level of gold ounces sold more than offset the higher pricing. The reduction in operating profit during 1997 was due to these lower sales levels combined with increases in production and other operating costs. As mentioned above, production costs in 1997 were higher due to unfavorable ground conditions and mine repair costs, while other operating costs were higher due to increased gold exploration costs.

FOREIGN OPERATIONS
A portion of the Company's financial results is derived from activities in a number of foreign countries located in Europe, Asia and Latin America each with a local currency other than the US dollar. Because the financial results of the Company are reported in US dollars, they are affected by changes in the value of the various foreign currencies in relation to the US dollar. Changes in exchange rates may also adversely affect transactions which are denominated in currencies other than the functional currency. The Company periodically enters into such transactions in the course of its business. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency fluctuations may have in any one country on the translated results. The Company, from time to time, uses foreign currency forward contracts to hedge transactional risks associated with foreign currencies. (See "Market Risk Exposures" below.) Translation adjustments of net monetary assets and liabilities denominated in the local currency relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains or losses for the period. Subsidiaries in Venezuela and an affiliate and a subsidiary in Mexico operate in such highly inflationary economies. Prior to January 1, 1998, the economy in Brazil, in which the Company has subsidiaries, was also considered highly inflationary. As of January 1, 1999, the economy of Mexico will no longer be considered hyperinflationary.

The Company is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of such risks on the Company cannot be predicted.

CORPORATE EXPENSES
In 1998, general corporate expenses totaled $27.9 million compared with $19.7 million and $21.4 million in 1997 and 1996, respectively. Corporate expenses in 1998 included costs associated with a severance agreement with a former member of the Company's senior management and $5.8 million of additional expenses relating to a retirement agreement between the Company and its former Chairman and CEO. Corporate expenses in 1996 reflect the costs associated with the relocation of the Company's corporate headquarters to Richmond, Virginia, which approximated $2.9 million.

OTHER OPERATING INCOME, NET
Other net operating income principally includes the Company's share of net income of unconsolidated foreign affiliates, royalty income, foreign currency exchange gains and losses, and gains and losses from sales of coal assets. Other net operating income for 1998 increased $7.1 million to $21.1 million and decreased $3.4 million in 1997 from the $17.4 million recorded in 1996. The higher level of other net operating income in 1998 primarily relates to higher levels of gains on the sale of coal assets, a gain on a litigation settlement by Pittston Coal and higher levels of net income of Minerals Ventures unconsolidated Australian foreign affiliate. Partially offsetting these amounts are lower foreign currency exchange gains. The lower level of other net operating income in 1997 was primarily due to a $3.0 million one-time benefit related to a Pittston Coal litigation settlement in 1996.

INTEREST EXPENSE, NET
Net interest expense totaled $33.7 million in 1998 compared with $22.7 million in 1997 and $10.6 million in 1996. The increase in 1998 was primarily due to unusually high interest rates in Venezuela associated with local currency borrowings in that country, and to a lesser extent was due to borrowings resulting from capital expenditures and from acquisitions by both Brink's and BAX to expand their operations. The increase in 1997 over 1996 is predominantly due to borrowings resulting from capital expenditures and from acquisitions by both Brink's and BAX Global to expand their operations.

OTHER INCOME/EXPENSE, NET
Other net income in 1998 of $3.8 million represented an $11.0 million increase from the $7.1 million net expense reported in 1997 which was $2.1 million lower than the net expense of $9.2 million in 1996. Other net income in 1998 reflects higher foreign translation gains, lower minority interest expense for Brink's consolidated affiliates and a gain on the sale of surplus aircraft by BAX Global. The higher level of other net operating expense in 1996 was due primarily to an increase in minority interest expense for Brink's consolidated affiliates, offset in part by lower foreign translation losses.

INCOME TAXES
In 1998, 1997 and 1996, the provision for income taxes was less than the statutory federal income tax rate of 35% primarily due to the tax benefits of percentage depletion and lower taxes on foreign income, partially offset by provisions for goodwill amortization and state income taxes.

Based on the Company's historical and expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1998.
FINANCIAL CONDITION

CASH FLOW REQUIREMENTS
Cash provided by operating activities totaled $231.8 million, a decrease of $36.3 million from the $268.1 million generated during 1997. Lower levels of net income combined with higher funding requirements for operating assets and liabilities were partially offset by higher levels of non-cash charges. Net cash provided by operating activities did not fully fund investing activities (primarily capital expenditures, acquisitions and aircraft heavy maintenance) and share activities, resulting in a net increase in debt of $107.9 million.

CAPITAL EXPENDITURES
Cash capital expenditures for 1998 totaled $256.6 million, $82.8 million higher than 1997. Of the amount of cash capital expenditures, $81.7 million (32%) was spent by BHS, $75.6 million (29%) was spent by BAX Global, $74.7 million (29%) was spent by Brink's, $20.6 million (8%) was spent by Pittston Coal and $3.4 million (1%) was spent by Mineral Ventures. Expenditures were primarily for new BHS customer installations, replacement and maintenance of assets used in current ongoing business operations and the development of new information systems. Cash capital expenditures in 1999 are currently expected to approximate $245 million.

The foregoing amounts exclude expenditures that have been or are expected to be financed through capital and operating leases and any acquisition expenditures.

FINANCING
The Company intends to fund capital expenditures through cash flow from operating activities or through operating leases if the latter are financially attractive. Shortfalls, if any, will be financed through the Company's revolving credit agreements or other borrowing arrangements.

Total debt outstanding at December 31, 1998 was $448.1 million, an increase of $204.8 million from the $243.3 million outstanding at December 31, 1997. The net increase in debt primarily relates to acquisitions by Brink's and BAX Global during the year, as well as additional cash required to fund capital expenditures. As a result of changes in certain recourse provisions during 1998, as of December 31, 1998, certain receivable financing transactions were accounted for as transfers of the receivables, resulting in the uncollected receivables balances remaining on the balance sheet with a corresponding short-term obligation of $29.7 million recognized. During 1997, these transactions were accounted for as sales of receivables, resulting in the removal of the receivables from the balance sheet.

The Company has a $350.0 million credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100.0 million term loan and also permits additional borrowings, repayments and reborrowings of up to an aggregate of $250.0 million. The maturity date of both the term loan and revolving credit portion of the Facility is May 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates. At December 31,

1998 and 1997, borrowings of $100.0 million were outstanding under the term loan portion of the Facility and $91.6 million and $25.9 million, respectively, of additional borrowings were outstanding under the remainder of the Facility.

Under the terms of the Facility, the Company has agreed to maintain at least $400.0 million of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $398 million at December 31, 1998.

In the first quarter of 1998, in connection with its acquisition of substantially all of the remaining shares (62%) of its Brink's France affiliate ("Brink's S.A."), the Company made a note to the seller for a principal amount of US $27.5 million payable in annual installments plus interest through 2001. In addition, borrowings of approximately US $19 million and capital leases of approximately US $30 million were assumed.

In connection with its acquisition of Custravalca, the Company entered into a borrowing arrangement with a syndicate of local Venezuelan banks. The borrowings consisted of a long-term loan denominated in the local currency equivalent to US $40.0 million and a $10.0 million short-term loan denominated in US dollars which was repaid during 1997. The long-term loan bears interest based on the Venezuelan prime rate and is payable in installments through the year 2000. As of December 31, 1998, total borrowings under this arrangement were equivalent to US $27.2 million.

MARKET RISK EXPOSURES
The Company has activities in a number of foreign countries located in Europe, Asia and Latin America, which expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates, and commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency rate fluctuations may have in any one country on the translated results. The Company's risk management program considers this favorable diversification effect as it measures the Company's exposure to financial markets and as appropriate, seeks to reduce the potentially adverse effects that the volatility of certain markets may have on its operating results.

The Company enters into various derivative and non-derivative hedging instruments, as discussed below, to hedge its foreign currency, interest rate, and commodity exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. Management of the Company does not expect any losses due to such counterparty default.

The Company assesses interest rate, foreign currency, and commodity risks by continually identifying and monitoring changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor these risks attributable to both the Company's outstanding and forecasted transactions as well as offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency rates and commodity prices on the Company's future cash flows. The Company does not use derivative instruments for purposes other than hedging.

The sensitivity analyses discussed below for the market risk exposures were based on several assumptions. The disclosures with respect to foreign exchange, interest rate and commodity risks do not take into account forecasted foreign exchange, interest rate or commodity transactions. Actual results will be determined by a number of factors that are not under management's control and could vary significantly from those disclosed.

Interest Rate Risk
The Company primarily uses variable-rate debt denominated in US dollars and foreign currencies, including Venezuelan bolivars, French francs, Singapore dollars, and Dutch guilders, to finance its operations. These debt obligations expose the Company to variability in interest expense due to changes in the general level of interest rates in these countries. Venezuela is considered a highly inflationary economy, and therefore, the effects of increases or decreases in that country's interest rates may be partially offset by corresponding decreases or increases in the currency exchange rates which will affect the US dollar value of the underlying debt. In order to limit the variability of the interest expense on its debt denominated in US currency, the Company converts the variable-rate cash flows on a portion of its $100 million term-loan, which is part of the Facility (see Note 7), to fixed-rate cash flows by entering into interest rate swaps which involve the exchange of floating interest payments for fixed interest payments.

In addition, to the US dollar denominated fixed interest rate swaps, the Company also has fixed-rate debt denominated in US dollars and foreign currencies (primarily French francs). The fixed rate debt and interest rate swaps are subject to fluctuations in their fair values as a result of changes in interest rates.

Based on the overall interest rate level of both US dollar and foreign currency denominated variable rate debt outstanding at December 31, 1998, a hypothetical 10% change (as a percentage of interest rates on outstanding debt) in the Company's effective interest rate from year-end 1998 levels would change interest expense by approximately $3.5 million over a twelve month period. Debt designated as hedged by the interest rate swaps has been excluded from this amount. The effect on the fair value of US and foreign currency denominated fixed rate debt (including US dollar fixed interest rate swaps) for a hypothetical 10% uniform shift (as a percentage of market interest rates) in the yield curves for interest rates in various countries from year-end 1998 levels would be immaterial.

Foreign Currency Risk
The Company has certain exposures to the effects of foreign exchange rate fluctuations on reported results in US dollars of foreign operations. Due in part to the favorable diversification effects resulting from operations in various countries located in Europe, Asia and Latin America, including Canada, Australia, the United Kingdom, France, Holland, South Africa, Germany, Mexico, Brazil, Venezuela, Colombia, Singapore, Japan, and India, the Company does not generally enter into foreign exchange hedges to mitigate these exposures.

The Company is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of domestic and foreign operations. To mitigate these exposures, the Company, from time to time, enters into foreign currency forward contracts.

Mineral Ventures has operations which are exposed to currency risk arising from gold sales denominated in US dollars while its local operating costs are denominated in Australian dollars. Mineral Ventures utilizes foreign currency forward contracts to hedge the variability in cash flows resulting from these exposures for up to two years into the future.

In addition, the Company has net investments in a number of foreign subsidiaries which are translated at exchange rates at the balance sheet date. Resulting cumulative translation adjustments are recorded as a separate component of shareholders' equity and exposes the Company to adjustments resulting from foreign exchange rate volatility. The Company, at times, uses non-derivative financial instruments to hedge this exposure. Currency exposure related to the net assets of the Brink's subsidiary in France are managed, in part, through a foreign currency denominated debt agreement (seller financing) entered into as part of the acquisition by the Company. Gains and losses in the net investment in subsidiaries are offset by losses and gains in the debt obligations. All other hedges of net investments in foreign subsidiaries were immaterial to the Company. The translation adjustments for hyperinflationary economies in which the Company operates (currently Mexico and Venezuela) are recorded as a component of net income and exposes the Company to adjustments resulting from foreign exchange rate volatility.

The effects of a hypothetical simultaneous 10% appreciation in the US dollar from year end 1998 levels against all other currencies of countries in which the Company operates were measured for their potential impact on, 1) translation of earnings into US dollars based on 1998 results, 2) transactional exposures, and
3) translation of balance sheet equity accounts. The hypothetical effects would be approximately $3.0 million unfavorable for the translation of earnings into US dollars, approximately $1.4 million unfavorable earnings effect for transactional exposures, and approximately $22.1 million unfavorable for the translation of balance sheet equity accounts.

COMMODITIES PRICE RISK
The Company consumes or sells various commodities in the normal course of its business and utilizes derivative instruments to minimize the variability in forecasted cash flows due to adverse price movements in these commodities. The contracts are entered into in accordance with guidelines set forth in the Company's hedging policies. The Company does not use derivative instruments for purposes other than hedging.

The Company utilizes forward swap contracts for the purchase of jet fuel to fix a portion of forecasted jet fuel costs at specific price levels and it utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of jet fuel. The Company utilizes forward gold sales contracts to fix the selling price on a certain portion of its forecasted gold sales from the Stawell gold mine. The Company utilizes forward swap contracts for the purchase of diesel fuel to fix a portion of its forecasted diesel fuel costs at specific price levels and it utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of diesel fuel.

The following table represents the Company's outstanding commodity hedge contracts as of December 31, 1998:

                                                      Average     Estimated
(In thousands, except                      Notional  Contract          Fair
average contract rates)                      Amount      Rate         Value
---------------------------------------------------------------------------
Forward gold sale contracts (a)           $      41  $    292     $      18
Forward swap contracts:
  Jet fuel purchases (pay fixed) (b)         16,000    0.4923        (2,133)
  Diesel fuel purchases (pay fixed) (b)       1,600    0.4180          (137)
Commodity options:
  Diesel Fuel - purchased
    call contracts (pay fixed) (b)            1,600    0.4180             7
===========================================================================

(a)     Ounces of gold.
(b)     Gallons of fuel.

READINESS FOR YEAR 2000: SUMMARY

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. If not corrected, many date-sensitive applications could fail or create erroneous results by or in the year 2000. The Company understands the importance of having systems and equipment operational through the year 2000 and beyond and is committed to addressing these challenges while continuing to fulfill its business obligations to its customers and business partners. Year 2000 project teams have been established which are intended to make information technology assets, including embedded microprocessors ("IT assets"), non-IT assets, products, services and infrastructure Year 2000 ready.

READINESS FOR YEAR 2000: STATE OF READINESS
The following is a description of the Company's state of readiness for each of its operating units.

Brink's
The Brink's Year 2000 Project Team has divided its Year 2000 readiness program into six phases: (i) inventory, (ii) assessment, (iii) renovation, (iv) validation/testing, (v) implementation and (vi) integration. Worldwide, Brink's is largely in the renovation, validation/testing and implementation phases of its Year 2000 readiness program.

Brink's North America
With respect to Brink's North American operations, all core IT systems have been identified, renovation has taken place and the Year 2000 project is currently in both the implementation and integration phases. The implementation phase of the core operational systems is expected to be completed by the second quarter of 1999. Non-IT systems, including armored vehicles, closed circuit televisions, videocassette recorders and certain currency processing equipment, are in the assessment phase and certain renovation/replacement has been done. The renovation and validation phases for non-IT systems are expected to continue through the second quarter of 1999. As of December 31, 1998, most of Brink's North America IT systems have been tested and validated as Year 2000 ready. Brink's believes that all its IT and non-IT systems will be Year 2000 compliant or that there will be no material adverse effect on operations or financial results due to non-compliance.

Brink's International
All international affiliates have been provided with an implementation plan, prepared by the Global Year 2000 Project Team. In addition, there is senior management sponsorship in all international countries. The implementation plan requires semi-monthly reports as to the status of each category in each country. The categories include core systems, non-core systems, hardware, facilities, special equipment, voice/data systems, etc. Countries in Europe, Latin America and Asia/Pacific are in varying phases of the Year 2000 readiness program. In Europe, core systems have been identified, some are in the remediation and validation/testing phase, with others currently in the implementation and integration phases. In both Latin America and Asia/Pacific, most countries are currently in active renovation with several completing testing and implementation on core systems. Brink's plans to have completed all phases of its Year 2000 readiness program on a timely basis prior to Year 2000.

BHS
The BHS Year 2000 Project Team has divided its Year 2000 readiness program into four phases: (i) assessment, (ii) remediation/replacement, (iii) testing and
(iv) integration. As of December 31, 1998, BHS has completed the assessment and remediation/replacement phases. BHS is currently in both the testing and integration phases. BHS plans to have completed all phases of its Year 2000 readiness program on a timely basis prior to Year 2000. As of December 31, 1998, at least 90% of BHS' IT and non-IT assets systems have been tested and verified as Year 2000 ready.

BAX Global
The BAX Global Year 2000 Project Team has divided its Year 2000 readiness program into five phases: (i) inventory, (ii) assess and test, (iii) renovate,
(iv) test and verify and (v) implement. At December 31, 1998, on a global basis, the inventory phase has been completed in the US and Europe and is substantially complete in Asia. During the first quarter of 1999, the inventory phase was on a global basis completed. Assessment of major systems in the Americas and Europe has been completed, with readiness testing now underway. Assessment is currently underway in Asia. Renovation activities for major systems are in process as are replacement activities for non-compliant components and systems that are not scheduled for renovation. Testing has also begun for systems that have been renovated. BAX Global plans to have completed all phases of its Year 2000 readiness program on a timely basis prior to Year 2000. As of December 31, 1998, more than 30% of the BAX Global's IT and non-IT assets systems have been tested and verified as Year 2000 ready.

Pittston Coal and Mineral Ventures
The Pittston Coal and Mineral Ventures Year 2000 Project Teams have divided their Year 2000 readiness programs into four phases: (i) assessment, (ii) remediation/replacement, (iii) testing, and (iv) integration. At December 31, 1998, the majority of the core IT assets are either already Year 2000 ready or in the testing or integration phases. Those assets that are not yet Year 2000 ready are scheduled to be remediated or replaced by the second quarter of 1999, with testing and integration to begin concurrently. Pittston Coal and Mineral Ventures plan to have completed all phases of their Year 2000 readiness programs on a timely basis prior to Year 2000. As of December 31, 1998, approximately 80% of hardware systems and embedded systems have been tested and verified as Year 2000 ready.

The Company
As part of its Year 2000 projects, the Company has sent comprehensive questionnaires to significant suppliers, and others with which it does business, regarding their Year 2000 compliance and is in the process of identifying significant problem areas with respect to these business partners. The Company is relying on such third parties' representations regarding their own readiness for Year 2000. This process will be ongoing and efforts with respect to specific problems identified will depend in part upon its assessment of the risk that any such problems may have a material adverse impact on its operations.

Further, the Company relies upon government agencies (particularly the Federal Aviation Administration and customs agencies worldwide), utility companies, telecommunication service companies and other service providers outside of its control. According to a recent General Accounting Office report to Congress, some airports will not be prepared for the Year 2000 and the problems these airports experience could impede traffic flow throughout the nation. As with most companies, the Company is vulnerable to significant suppliers', customers', and other third parties' inability to remedy their own Year 2000 issues. As the Company cannot control the conduct of its customers, suppliers or other third parties, there can be no guarantee that Year 2000 problems originating with a supplier or other third party will not occur.

READINESS FOR YEAR 2000: COSTS TO ADDRESS
The Company anticipates incurring remediation and acceleration costs for its Year 2000 readiness programs. Remediation includes the identification, assessment, remediation and testing phases of its Year 2000 readiness programs. Remediation costs include both the costs of modifying existing software and hardware as well as purchases that replace existing hardware and software that is not Year 2000 ready. Most of these costs will be incurred by Brink's Inc. and BAX Global. Acceleration costs include costs to purchase and/or develop and implement certain information technology systems whose implementation have been accelerated as a result of the Year 2000 readiness issue. Again most of these costs will be incurred by Brink's Inc. and BAX Global.

Total anticipated remediation and acceleration costs are detailed in the table below:


                                           Acceleration
(Dollars in millions)               Capitalized     Expensed      Total
-----------------------------------------------------------------------
Total anticipated Year 2000 costs    $     23.7          5.8       29.5
Incurred through December 31, 1998         13.9          1.8       15.7
-----------------------------------------------------------------------
Remainder                            $      9.8          4.0       13.8
=======================================================================

                                           Remediation
                                   Capitalized      Expensed      Total
-----------------------------------------------------------------------
Total anticipated Year 2000 costs    $    15.0          17.9       32.9
Incurred through December 31, 1998         6.5           9.8       16.3
-----------------------------------------------------------------------
Remainder                            $     8.5           8.1       16.6
=======================================================================


                                                    Total
                                  Capitalized       Expensed      Total
-----------------------------------------------------------------------
Total anticipated Year 2000 costs    $   38.7           23.7       62.4
Incurred through December 31, 1998       20.4           11.6       32.0
-----------------------------------------------------------------------
Remainder                            $   18.3           12.1       30.4
=======================================================================


READINESS FOR YEAR 2000: THE RISKS OF THE YEAR 2000 ISSUE
The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect results of operations, liquidity and financial condition of the Company.

The following is a description of the Company's risks of the Year 2000 issue for each of its operating units:

Brink's
Brink's believes its most reasonably likely worst case scenario is that it will experience a number of minor system malfunctions and errors in the early days and weeks of the Year 2000 that were not detected during its renovation and testing efforts. Brink's currently believes that these problems will not be overwhelming and are not likely to have a material effect on the Company's operations or financial results. Brink's may experience some additional personnel expenses related to Year 2000 failures, but such expenses are not expected to be material. As noted above, Brink's is vulnerable to significant suppliers', customers' and other third parties' inability to remedy their own Year 2000 issues. As Brink's cannot control the conduct of its suppliers or other third parties, there can be no guarantee that Year 2000 problems originating with a supplier, customer or other third party will not occur. However, Brink's program of communication with major third parties with whom they do business is intended to minimize any potential risks related to third party failures.

BHS
BHS has begun an analysis of the operational problems and costs that would be reasonably likely to result from the failure by BHS and certain third parties to complete efforts necessary to achieve Year 2000 readiness on a timely basis. BHS believes its most reasonably likely worst case scenario is that its ability to receive alarm signals from some or all of its customers may be disrupted due to temporary regional service outages sustained by third party electric utilities, local telephone companies, and/or long distance telephone service providers. Such outages could occur regionally, affecting clusters of customers, or could occur at BHS's principal monitoring facility, possibly affecting the ability to provide service to all customers. BHS currently believes that these problems will not be overwhelming and are not likely to have a material effect on the Company's operations or financial condition.

BAX Global
The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect results of operations, liquidity and financial condition of BAX Global. The extent to which such a failure may adversely affect operations is being assessed. BAX Global believes its most reasonably likely worst case scenario is that it will experience a number of minor system malfunctions and errors in the early days and weeks of the Year 2000 that were not detected during its renovation and testing efforts. BAX Global currently believes that these problems will not be overwhelming and are not likely to have a material effect on the company's operations or financial results. As noted above, BAX Global is vulnerable to significant suppliers', customers' and other third parties' (particularly government agencies such as the Federal Aviation Administration and customs agencies worldwide) inability to remedy their own Year 2000 issues. As BAX Global cannot control the conduct of third parties, there can be no guarantee that Year 2000 problems originating with a supplier, customer or other third party will not occur. However, BAX Global's program of communication and assessments of major third parties with whom they do business is intended to minimize any potential risks related to third party failures.

Pittston Coal and Mineral Ventures
Pittston Coal and Mineral Ventures believe that their internal information technology systems will be renovated successfully prior to year 2000. All "Mission Critical" systems have been identified that would cause the greatest disruption to the organizations. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures should have no material or significant adverse effect on the results of operations or financial condition of the Company. Pittston Coal and Mineral Ventures believe they have identified their likely worst case scenarios. The likely worst case scenarios, assuming no external failures such as power outages or delays in railroad transportation services, could be delays in invoicing customers and payment of vendors. These likely worst case scenarios, should they occur, are not expected to result in a material impact on the Company's financial statements. The production of coal and gold is not heavily dependent on computer technology and would continue with limited impact.

READINESS FOR YEAR 2000: CONTINGENCY PLAN
The following is a description of the Company's contingency plans for each of its operating units:

Brink's
A contingency planning document, which was developed with the assistance of an external facilitator, is being finalized for Brink's North American operations. Brink's provides a number of different services to its customers and each type of service line was reviewed during the contingency planning sessions. This contingency planning document addresses the issue of what Brink's response would be should a system/device fail, as well as what preparations and actions are required beforehand to ensure continuity of services if those identified systems failed. This includes, in some cases, reverting to paper processes to track and handle packages, additional staff if required and increased supervisory presence. Brink's may experience some additional personnel expenses related to any Year 2000 failures, but they are not expected to be material. This contingency planning document is being made available to Brink's International operations to use as a guidance in developing appropriate contingency plans at each of their locations and for the specific services they provide to their customers.

BHS
BHS has begun to develop a contingency plan, which is expected to be completed in the first half of 1999, for dealing with the most reasonably likely worst case scenario. This contingency planning document will address the issue of what BHS's response would be should it sustain a service outage encountered by the third party electric utility, local telephone company, and/or primary long distance telephone service provider at its principal monitoring facility. This includes, among other things, the testing of redundant system connectivity routed through multiple switching stations of the local telephone company, and testing of backup electric generators at both BHS's principal and backup monitoring facilities.

BAX Global
During the first quarter of 1999, BAX Global began developing a contingency plan for dealing with its most reasonably likely worst case scenario. The foundation for BAX Global's Year 2000 readiness program is to ensure that all mission-critical systems are renovated/replaced and tested at least six months prior to when a Year 2000 failure might occur if the program were not undertaken.

Pittston Coal and Mineral Ventures
Pittston Coal and Mineral Ventures have not yet developed contingency plans for dealing with their most likely worst case scenarios. Pittston Coal and Mineral Ventures are expected to develop contingency plans. The foundation for their Year 2000 Programs is to ensure that all mission-critical systems are renovated/replaced and tested at least three months prior to when a Year 2000 failure might occur if the programs were not undertaken. As of December 31, 1998, all mission-critical systems, with the exception of human resources-related systems, have been tested and verified as Year 2000 ready. These human resources-related systems are not Year 2000 ready and are scheduled to be replaced by mid-1999. In addition, as a normal course of business, Pittston Coal and Mineral Ventures maintain and deploy contingency plans designed to address various other potential business interruptions. These plans may be applicable to address the interruption of support provided by third parties resulting from their failure to be Year 2000 ready.

Readiness for Year 2000: Forward Looking Information
This discussion of the Company's readiness for Year 2000, including statements regarding anticipated completion dates for various phases of the Company's Year 2000 project, estimated costs for Year 2000 readiness, the determination of likely worst case scenarios, actions to be taken in the event of such worst case scenarios and the impact on the Company of any delays or problems in the implementation of Year 2000 initiatives by the Company and/or any public or private sector suppliers and service providers and customers involve forward looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, government regulations and/or legislative initiatives, variations in costs or expenses relating to the implementation of Year 2000 initiatives, changes in the scope of improvements to Year 2000 initiatives and delays or problems in the implementation of Year 2000 initiatives by the Company and/or any public or private sector suppliers and service providers and customers.

EURO CONVERSION
As part of the European Economic and Monetary Union, a single currency (the "Euro") will replace the national currencies of most of the European countries in which the Company conducts business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999, and the participating national currencies will be removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coinage. The Company is able to receive Euro denominated payments and invoice in Euro as requested by vendors and suppliers as of January 1, 1999 in the affected countries. Full conversion of all affected country operations to the Euro is expected to be completed by the time national currencies are removed from circulation. The effects of the conversion to the Euro on revenues, costs and business strategies is not expected to be material.

CONTINGENT LIABILITIES
In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6.6 million and $11.2 million and to be incurred over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the cleanup will be conducted. The estimate of costs and the timing of payments could change as a result of changes to the remediation plan required, changes in the technology available to treat the site, unforeseen circumstances existing at the site and additional cost inflation.

The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgement that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995, the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. On appeal, the Third Circuit reversed the District Court and held that the insurers could not deny coverage for the reasons stated by the District Court, and the case was remanded to the District Court for trial. In the latter part of 1998, the Company concluded a settlement with its comprehensive general liability insurer and has settlements with three other groups of insurers. If these settlements are consummated, only one group of insurers will be remaining in this coverage action. In the event the parties are unable to settle the dispute with this group of insurers, the case is scheduled to be tried in June 1999. Management and its outside legal counsel continue to believe that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, based on estimates of potential liability, probable realization of insurance recoveries, related developments of New Jersey law and the Third Circuit's decision, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation of the Tankport site will not significantly adversely impact the Company's results of operations or financial position.

CAPITALIZATION
The Company has three classes of common stock: Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock") which were designed to provide shareholders with separate securities reflecting the performance of the Brink's Group, BAX Group and Minerals Group, respectively, without diminishing the benefits of remaining a single corporation or precluding future transactions affecting any of the Groups. The Brink's Group consists of the Brink's and BHS operations of the Company. The BAX Group consists of the BAX Global operations of the Company. The Minerals Group consists of the Pittston Coal and Mineral Ventures operations of the Company. The Company prepares separate financial statements for the Brink's, BAX and Minerals Groups, in addition to consolidated financial information of the Company.

Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of the Pittston Burlington Group were changed to Pittston BAX Group Common Stock and Pittston BAX Group, respectively. All rights and privileges of the holders of such Stock are otherwise unaffected by such changes. The stock continues to trade on the New York Stock Exchange under the symbol "PZX".

The Company has the authority to issue up to 2,000,000 shares of preferred stock, par value $10 per share. In January 1994 the Company issued $80.5 million (161,000 shares) of Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"), convertible into Minerals Stock. The Convertible Preferred Stock pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available; therefore, when, as and if declared by the Board and bears a liquidation preference of $500 per share, plus an attributed amount equal to accrued and unpaid dividends thereon.

Under the share repurchase programs authorized by the Board of Directors (the "Board"), the Company purchased shares in the periods presented as follows:

                                                Years Ended December 31
(Dollars in millions, shares in thousands)              1998       1997
-----------------------------------------------------------------------
Brink's Stock:
   Shares                                                150        166
   Cost                                              $   5.6        4.3
BAX Stock:
   Shares                                              1,047        332
   Cost                                              $  12.7        7.4
Convertible Preferred Stock
   Shares                                                0.4        1.5
   Cost                                              $   0.1        0.6
   Excess carrying amount (a)                        $   0.0        0.1
=======================================================================

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years. This amount is deducted from preferred dividends in the Company's Statement of Operations.


As of December 31, 1998, the Company had the remaining repurchase authority with respect to the Convertible Preferred Stock of $24.2 million. As of December 31, 1998, the Company had remaining authority to purchase over time 1.0 million shares of Pittston Minerals Group Common Stock; 1.0 million shares of Pittston Brink's Common Stock; and 1.5 million shares of Pittston BAX Group Common Stock. The aggregate purchase price limitation for all common stock was $24.7 million at December 31, 1998. The authority to repurchase shares remains in effect in 1999.

As of December 31, 1998, debt as a percent of capitalization (total debt and shareholders' equity) was 38%, compared with 26% at December 31, 1997. The increase in the debt ratio since December 1997 was due to the 7% increase in shareholders' equity compared to the 84% increase in total debt (primarily the result of acquisitions as previously discussed).

DIVIDENDS
The Board intends to declare and pay dividends, if any, on Brink's Stock, BAX Stock and Minerals Stock based on the earnings, financial condition, cash flow and business requirements of the Brink's Group, BAX Group and the Minerals Group, respectively. Since the Company remains subject to Virginia law limitations on dividends, losses by one Group could affect the Company's ability to pay dividends in respect of stock relating to the other Group. Dividends on Minerals Stock are also limited by the Available Minerals Dividend Amount as defined in the Company's Articles of Incorporation. The Available Minerals Dividend Amount may be reduced by activity that reduces shareholder's equity or the fair value of net assets of the Minerals Group. Such activity includes net losses by the Minerals Group, dividends paid on the Minerals Stock and the Convertible Preferred Stock, repurchases of Minerals Stock and the Convertible Preferred Stock, and foreign currency translation losses. At December 31, 1998, 1997 and 1996 the Available Minerals Dividend Amount was at least $8.1 million, $15.2 million and $22.1 million, respectively.

Since its distribution of Minerals Stock in 1993 and through March 31, 1998, the Company has paid a cash dividend to its Minerals Stock shareholders at an annual rate of $0.65 per share. In May 1998, the Company reduced the annual dividend rate on Minerals Stock to $0.10 per share for shareholders as of the May 15, 1998 record date.

The Company continues its focus on the financial and capital needs of the Minerals Group companies and, as always, is considering all strategic uses of available cash, including dividend payments, with a view towards maximizing long-term shareholder value.

During 1998 and 1997, the Board declared and the Company paid dividends amounting to $0.10 per share and $0.24 per share of Brink's Stock and BAX Stock, respectively. At present, the annual dividend rate for Brink's Stock is $0.10 per share, for Minerals Stock is $0.10 per share and for BAX Stock is $0.24 per share.

In 1998 and 1997, dividends paid on the Convertible Preferred Stock amounted to $3.5 million and $3.6 million, respectively.

ACCOUNTING CHANGES
The Company adopted Statement of Financing Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Effective January 1, 1998, the Company implemented AICPA Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption of SOP No. 98-1 had no material impact on the Company.

The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See
Note 17 to the Consolidated Financial Statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999; the Company has elected to adopt SFAS No. 133 as of October 1, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net transition adjustment resulting in a loss of $3.7 million (net of related income taxes of $2.0 million) in accumulated other comprehensive income at October 1, 1998 in order to recognize at fair value all derivatives that are designated as cash-flow hedging instruments.

PENDING ACCOUNTING CHANGES
In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5, which provides guidance on the reporting of start-up costs and organization costs, requires that such costs be expensed as incurred. This SOP is effective for the Company for the year beginning January 1, 1999. Initial application of the SOP is required to be reported as a cumulative effect of a change in accounting principle as of the beginning of the year of adoption. Due to the complexity of the mining industry, the Company is still in the process of determining how this SOP will impact its results of operations for the period ending March 31, 1999. Current indications are that the implementation of the SOP could negatively impact results of operations up to $6 million.

SUBSEQUENT EVENT
Effective March 15, 1999, under the Company's preferred share purchase program, the Company purchased 0.08 million shares of the Convertible Preferred Stock at $250 per share for a total cost approximating $21 million. The excess of the carrying amount over the cash paid for the repurchase was approximately $19.2 million. In addition, on March 12, 1999, the Board authorized an increase in the remaining authority to repurchase Convertible Preferred Stock by $4.3 million.

As previously discussed, the Available Minerals Dividend Amount is impacted by activity that affects shareholders' equity or the fair value of net assets of the Minerals Group. The purchase amount noted above reduces the Available Minerals Dividend Amount as currently calculated. Accordingly, the purchase of the Convertible Preferred Stock plus recent financial performance of the Minerals Group is expected to significantly reduce or eliminate the ability to pay dividends on the Minerals Group Common Stock.

FORWARD LOOKING INFORMATION
Certain of the matters discussed herein, including statements regarding the ability to slow cost increases in the home security business, severance benefits, costs of long-term benefit obligations, effective tax rates, the continuation of information technology initiatives, projections about market risk, the economies of Latin America and Asia/Pacific, projected capital spending, environmental clean-up estimates, metallurgical market conditions, Health Benefit Act expenses, the impact of SOP 98-5 on results of operations, coal sales and the readiness for Year 2000 and the conversion to the Euro, involve forward looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, overall economic and business conditions, the demand for the Company's products and services, pricing and other competitive factors in the industry, geological conditions, new government regulations and/or legislative initiatives, variations in costs or expenses, variations in the spot prices of coal, the ability of counterparties to perform, changes in the scope of improvements to information systems and Year 2000 and/or Euro initiatives, delays or problems in the implementation of Year 2000 and/or Euro initiatives by the Company and/or any public or private sector suppliers and service providers and customers, and delays or problems in the design and implementation of improvements to information systems.

The Pittston Company and Subsidiaries
STATEMENT OF MANAGEMENT RESPONSIBILITY


The management of The Pittston Company (the "Company") is responsible for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles. Management has also prepared the other information in the annual report and is responsible for its accuracy.

In meeting our responsibility for the integrity of the consolidated financial statements, we maintain a system of internal controls designed to provide reasonable assurance that assets are safe-guarded, that transactions are executed in accordance with management's authorization and that the accounting records provide a reliable basis for the preparation of the financial statements. Qualified personnel throughout the organization maintain and monitor these internal controls on an ongoing basis. In addition, the Company maintains an internal audit department that systematically reviews and reports on the adequacy and effectiveness of the controls, with management follow-up as appropriate.

Management has also established a formal Business Code of Ethics which is distributed throughout the Company. We acknowledge our responsibility to establish and preserve an environment in which all employees properly understand the fundamental importance of high ethical standards in the conduct of our business.

The Company's consolidated financial statements have been audited by KPMG LLP, independent auditors. During the audit they review and make appropriate tests of accounting records and internal controls to the extent they consider necessary to express an opinion on the Company's consolidated financial statements.

The Company's Board of Directors pursues its oversight role with respect to the Company's consolidated financial statements through the Audit and Ethics Committee, which is composed solely of outside directors. The Committee meets periodically with the independent auditors, internal auditors and management to review the Company's control system and to ensure compliance with applicable laws and the Company's Business Code of Ethics.

We believe that the policies and procedures described above are appropriate and effective and do enable us to meet our responsibility for the integrity of the Company's consolidated financial statements.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
The Pittston Company

We have audited the accompanying consolidated balance sheets of The Pittston Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pittston Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

As more fully discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for costs of computer software developed for internal use and derivative instruments and hedging activities in 1998 and impairment of long-lived assets in 1996.


KPMG LLP


KPMG LLP
Richmond, Virginia

January 27, 1999, except as to Note 22, which is as of March 15, 1999

The Pittston Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS


                                                                                           December 31
(Dollars in thousands, except per share amounts)                                      1998              1997
============================================================================================================
ASSETS
Current assets:
Cash and cash equivalents                                                       $   83,894            69,878
Short-term investments                                                               1,767             2,227
Accounts receivable:
   Trade (Note 3)                                                                  599,550           520,817
   Other                                                                            38,916            32,485
------------------------------------------------------------------------------------------------------------
                                                                                   638,466           553,302
   Less estimated uncollectible amounts                                             32,122            21,985
------------------------------------------------------------------------------------------------------------
                                                                                   606,344           531,317
Coal inventory                                                                      24,567            31,644
Other inventory                                                                     18,203             8,530
------------------------------------------------------------------------------------------------------------
                                                                                    42,770            40,174
Prepaid expenses and other current assets                                           33,374            32,767
Deferred income taxes (Note 6)                                                      52,494            50,442
------------------------------------------------------------------------------------------------------------
Total current assets                                                               820,643           726,805

Property, plant and equipment, at cost (Notes 1 and 4)                           1,423,133         1,167,300
   Less accumulated depreciation, depletion and amortization                       573,250           519,658
------------------------------------------------------------------------------------------------------------
                                                                                   849,883           647,642
Intangibles, net of accumulated amortization (Notes 1, 5 and 11)                   345,600           301,395
Deferred pension assets (Note 14)                                                  119,500           123,138
Deferred income taxes (Note 6)                                                      63,489            47,826
Other assets                                                                       132,022           149,138
------------------------------------------------------------------------------------------------------------
Total assets                                                                    $2,331,137         1,995,944
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings (Note 7)                                                  $   88,283            40,144
Current maturities of long-term debt (Note 7)                                       36,509            11,299
Accounts payable                                                                   284,341           281,411
Accrued liabilities:
 Taxes                                                                              69,921            45,785
 Workers' compensation and other claims                                             33,140            32,048
 Payroll and vacation                                                               78,919            62,029
 Miscellaneous (Note 14)                                                           206,320           170,957
------------------------------------------------------------------------------------------------------------
                                                                                   388,300           310,819
------------------------------------------------------------------------------------------------------------
Total current liabilities                                                          797,433           643,673

Long-term debt, less current maturities (Note 7)                                   323,308           191,812
Postretirement benefits other than pensions (Note 14)                              239,550           231,451
Workers' compensation and other claims                                              93,324           106,378
Deferred income taxes (Note 6)                                                      20,615            17,157
Other liabilities                                                                  120,879           119,855
Commitments and contingent liabilities (Notes 7, 12, 13, 14, 18 and 19)
Shareholders' equity (Notes 9 and 10):
   Preferred stock, par value $10 per share,
      Authorized: 2,000,000 shares $31.25 Series C Cumulative Convertible Preferred
Stock,
      Issued: 1998 - 113,490 shares; 1997 - 113,845 shares                           1,134             1,138
   Pittston Brink's Group common stock, par value $1 per share:
      Authorized: 100,000,000 shares
      Issued: 1998 - 40,961,415 shares; 1997 - 41,129,679 shares                    40,961            41,130
    Pittston BAX Group common stock, par value $1 per share:
      Authorized: 50,000,000 shares
      Issued: 1998 - 20,824,910 shares; 1997 - 20,378,000 shares                    20,825            20,378
   Pittston Minerals Group common stock, par value $1 per share:
      Authorized: 20,000,000 shares
      Issued: 1998 - 9,186,434 shares; 1997 - 8,405,908 shares                       9,186             8,406
   Capital in excess of par value                                                  403,148           430,970
   Retained earnings                                                               401,186           359,940
   Accumulated other comprehensive income                                          (51,865)          (41,762)
   Employee benefits trust, at market value (Note 10)                              (88,547)         (134,582)
------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                         736,028           685,618
------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                      $2,331,137         1,995,944
============================================================================================================

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    Years Ended December 31
 (In thousands, except per share amounts)                                   1998            1997           1996
===============================================================================================================
 Net sales                                                           $   518,635         630,626        696,513
 Operating revenues                                                    3,228,247       2,763,772      2,394,682
---------------------------------------------------------------------------------------------------------------
 Net sales and operating revenues                                      3,746,882       3,394,398      3,091,195
---------------------------------------------------------------------------------------------------------------
 Costs and expenses:
 Cost of sales                                                           513,794         609,025        707,497
 Operating expenses                                                    2,675,537       2,270,341      1,989,149
 Selling, general and administrative expenses (including a $15,723
    write-off of long-lived assets in 1998)                              454,993         344,008        292,718
 Restructuring and other credits, including litigation accrual            (1,479)         (3,104)       (47,299)
     (Notes 15 and 18)
---------------------------------------------------------------------------------------------------------------
 Total costs and expenses                                              3,642,845       3,220,270      2,942,065
 Other operating income, net (Note 16)                                    21,106          14,000         17,377
---------------------------------------------------------------------------------------------------------------
 Operating profit                                                        125,143         188,128        166,507
 Interest income                                                           5,359           4,394          3,487
 Interest expense                                                        (39,103)        (27,119)       (14,074)
 Other income (expense), net                                               3,811          (7,148)        (9,224)
---------------------------------------------------------------------------------------------------------------
 Income before income taxes                                               95,210         158,255        146,696
 Provision for income taxes (Note 6)                                      29,154          48,057         42,542
---------------------------------------------------------------------------------------------------------------
 Net income                                                               66,056         110,198        104,154
 Preferred stock dividends, net (Notes 8 and 10)                          (3,524)         (3,481)        (1,675)
---------------------------------------------------------------------------------------------------------------
 Net income attributed to common shares                              $    62,532         106,717        102,479
===============================================================================================================
 Pittston Brink's Group (Note 1):
 Net income                                                          $    79,104          73,622         59,695
---------------------------------------------------------------------------------------------------------------
 Net income per common share (Note 8):
    Basic                                                            $      2.04            1.92           1.56
    Diluted                                                                 2.02            1.90           1.54
---------------------------------------------------------------------------------------------------------------
 Weighted average common shares outstanding (Note 8):
    Basic                                                                 38,713          38,273         38,200
    Diluted                                                               39,155          38,791         38,682
===============================================================================================================
 Pittston BAX Group (Note 1):
 Net income (loss)                                                   $   (13,091)         32,348         33,801
---------------------------------------------------------------------------------------------------------------
 Net income (loss) per common share (Note 8):
    Basic                                                            $    (0.68)            1.66           1.76
    Diluted                                                               (0.68)            1.62           1.72
---------------------------------------------------------------------------------------------------------------
 Weighted average common shares outstanding (Note 8):
    Basic                                                                 19,333          19,448         19,223
    Diluted                                                               19,333          19,993         19,681
===============================================================================================================
 Pittston Minerals Group (Note 1):
 Net income (loss) attributed to common shares                       $    (3,481)            747          8,983
---------------------------------------------------------------------------------------------------------------
 Net income (loss) per common share (Note 8):
    Basic                                                            $    (0.42)            0.09           1.14
    Diluted                                                               (0.42)            0.09           1.08
---------------------------------------------------------------------------------------------------------------
 Weighted average common shares outstanding (Note 8):
    Basic                                                                  8,324           8,076          7,897
    Diluted                                                                8,324           8,102          9,884
===============================================================================================================

 See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                    Years Ended December 31
(In thousands, except per share data)                                          1998           1997         1996
===============================================================================================================
SERIES C PREFERRED STOCK, $31.25 PER SHARE (NOTE 10)
Balance, beginning of year                                                  $ 1,138          1,154        1,362
Retirement of stock under share repurchase program (Note 10)                     (4)           (16)        (208)
----------------------------------------------------------------------------------------------------------------
Balance, end of year                                                          1,134          1,138        1,154
================================================================================================================
BRINK'S GROUP COMMON STOCK
Balance, beginning of year                                                   41,130         41,296       41,574
Retirement of stock under share repurchase program (Note 10)                   (150)          (166)        (278)
Other                                                                           (19)            --           --
----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                      40,961         41,130       41,296
================================================================================================================
BAX GROUP COMMON STOCK
Balance, beginning of year                                                   20,378         20,711       20,787
Retirement of stock under share repurchase program (Note 10)                 (1,047)          (333)         (76)
Employee benefits trust/other (Note 9)                                        1,494             --           --
----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                      20,825         20,378       20,711
================================================================================================================
MINERALS GROUP COMMON STOCK
Balance, beginning of year                                                    8,406          8,406        8,406
Employee benefits trust/other (Note 9)                                          780             --           --
----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                       9,186          8,406        8,406
================================================================================================================
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year                                                  430,970        400,135      401,633
Tax benefit of stock options exercised (Note 6)                               4,766          2,045        1,734
Cost of Brink's Stock Proposal (Note 9)                                          --             --       (2,475)
Remeasurement of employee benefits trust                                    (25,993)        42,118       20,481
Employee benefits trust (Note 9)                                             12,781             --           --
Shares released from employee benefits trust (Notes 9 and 10)               (13,675)        (7,522)      (7,659)
Retirement of stock under share repurchase programs (Note 10)                (7,024)        (5,806)     (13,579)
Other                                                                         1,323             --           --
----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                     403,148        430,970      400,135
================================================================================================================
RETAINED EARNINGS
Balance, beginning of year                                                  359,940        273,118      188,728
Net income                                                                   66,056        110,198      104,154
Retirement of stock under share repurchase programs (Note 10)               (10,212)        (6,052)      (2,096)
Cash dividends declared- Brink's Group $.10 per share, BAX Group
$.24 per share, Minerals Group $.2375 per share and Series C
Preferred Stock $31.25 per share (Note 10)                                  (14,032)       (17,324)     (17,668)
Other                                                                          (566)            --           --
----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                     401,186        359,940      273,118
================================================================================================================
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                                  (41,762)       (21,188)     (20,705)
Foreign currency translation adjustment                                      (7,125)       (20,574)        (483)
Cash flow hedges                                                             (3,309)            --           --
Other                                                                           331             --           --
----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                     (51,865)       (41,762)     (21,188)
================================================================================================================
EMPLOYEE BENEFITS TRUST
Balance, beginning of year                                                 (134,582)      (116,925)    (119,806)
Remeasurement of employee benefits trust                                     25,993        (42,118)     (20,481)
Employee benefits trust (Note 9)                                            (15,081)            --           --
Shares released from employee benefits trust (Notes 9 and 10)                35,123         24,461       23,362
----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                     (88,547)      (134,582)    (116,925)
================================================================================================================
Total shareholders' equity - end of year                                    $736,028       685,618      606,707
================================================================================================================
COMPREHENSIVE INCOME
Net income attributed to common shares                                      $62,532        106,717      102,479
Other comprehensive income, net of tax:
   Foreign currency translation adjustments, net of tax effect
 of $787, ($785) and  $365                                                   (7,125)       (20,574)        (483)
   Cash flow hedges:
     Transition adjustment, net of tax effect of $1,960                      (3,663)            --           --
     Net cash flow hedge losses, net of tax effect of $501                     (710)            --           --
     Reclassification adjustment, net of tax effect of ($617)                 1,064             --           --
   Other, net of tax effect of ($189)                                           331             --           --
----------------------------------------------------------------------------------------------------------------
Comprehensive income                                                        $52,429         86,143      101,996
================================================================================================================

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                     Years Ended December 31
(In thousands)                                                                  1998         1997          1996
===============================================================================================================
Cash flows from operating activities:
Net income                                                                $   66,056      110,198       104,154
Adjustments to reconcile net income to net cash provided
 by operating activities:
   Noncash charges and other write-offs                                       20,124           --        29,948
   Depreciation, depletion and amortization                                  154,353      128,751       114,618
   Provision for aircraft heavy maintenance                                   39,821       34,057        32,057
   (Credit) provision for deferred income taxes                               (6,165)      10,611        19,320
   Provision for pensions, noncurrent                                          4,022          243           935
   Provision for uncollectible accounts receivable                            21,426       10,664         7,687
   Equity in (earnings) losses of unconsolidated affiliates,
     net of dividends received                                                  (880)       2,927        (2,183)
   Minority interest expense                                                   1,742        5,467         3,896
   Gains on sales of property, plant and equipment and other
     assets and investments                                                   (9,809)      (2,432)       (2,835)
   Other operating, net                                                       13,262        8,646         6,105
Change in operating assets and liabilities, net of effects
   of acquisitions and dispositions:
   Increase in accounts receivable                                           (29,690)     (39,697)      (53,885)
   (Increase) decrease in inventories                                           (871)      (2,963)        9,271
   Decrease (increase) in prepaid expenses                                     2,225          325        (1,869)
   (Decrease) increase in accounts payable and accrued liabilities           (26,906)      32,562           382
   Increase in other assets                                                   (7,058)     (11,084)       (7,907)
   Decrease in workers' compensation and other claims, noncurrent            (10,886)     (11,109)       (9,002)
   Increase (decrease) in other liabilities                                   11,122       (5,859)      (53,522)
Other, net                                                                   (10,080)      (3,198)         (499)
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    231,808      268,109       196,671
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Additions to property, plant and equipment                                  (256,567)    (173,768)     (180,651)
Proceeds from disposal of property, plant and equipment                       30,489        4,064        11,310
Aircraft heavy maintenance expenditures                                      (40,466)     (29,748)      (23,373)
Acquisitions, net of cash acquired, and related contingency payments         (34,521)     (65,494)       (4,078)
Dispositions of other assets and investments                                   8,482           --            --
Other, net                                                                    (8,397)       7,589         5,181
----------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                       (300,980)    (257,357)     (191,611)
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Additions to debt                                                            218,403      158,021        28,642
Reductions of debt                                                          (110,474)    (116,030)      (14,642)
Repurchase of stock of the Company                                           (19,437)     (12,373)      (16,237)
Proceeds from exercise of stock options and employee stock purchase plan       8,098        4,708         5,487
Dividends paid                                                               (13,402)     (16,417)      (17,441)
Cost of stock proposal                                                            --           --        (2,475)
----------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                              83,188       17,909       (16,666)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          14,016       28,661       (11,606)
Cash and cash equivalents at beginning of year                                69,878       41,217        52,823
================================================================================================================
Cash and cash equivalents at end of year                                  $   83,894       69,878        41,217
================================================================================================================

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
As used herein, the "Company" includes The Pittston Company except as otherwise indicated by the context. The Company is comprised of three separate groups - Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The Pittston Brink's Group consists of Brink's, Incorporated ("Brink's") and Brink's Home Security, Inc. ("BHS") operations of the Company. The Pittston BAX Group consists of the BAX Global Inc. ("BAX Global") operations of the Company. The Pittston Minerals Group consists of the Pittston Coal Company ("Coal Operations") and Pittston Mineral Ventures ("Mineral Ventures") operations of the Company. The Company prepares separate financial information including separate financial statements for the Brink's, BAX and Minerals Groups in addition to consolidated financial information of the Company.

Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of the Pittston Burlington Group were changed to Pittston BAX Group Common Stock and Pittston BAX Group, respectively. All rights and privileges of the holders of such Stock are otherwise unaffected by such changes. The stock continues to trade on the New York Stock Exchange under the symbol "PZX".

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements reflect the accounts of the Company and its majority-owned subsidiaries. The Company's interest in 20% to 50% owned companies are carried on the equity method unless control exists, in which case, consolidation accounting is used. All material intercompany items and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS
Short-term investments are those with original maturities in excess of three months, but not exceeding one year, and are carried at cost which approximates market.

INVENTORIES
Inventories are stated at cost (determined under the first-in, first-out or average cost method) or market, whichever is lower.


PROPERTY, PLANT AND EQUIPMENT
Expenditures for maintenance and repairs are charged to expense, and the costs of renewals and betterments are capitalized. Depreciation is provided principally on the straight-line method at varying rates depending upon estimated useful lives. Depletion of bituminous coal lands is provided on the basis of tonnage mined in relation to the estimated total of recoverable tonnage in the ground.

Mine development costs, primarily included in bituminous coal lands, are capitalized and amortized over the estimated useful life of the mine. These costs include expenses incurred for site preparation and development as well as operating deficits incurred at the mines during a development stage. A mine is considered under development until all planned production units have been placed in operation.

Valuation of coal properties is based primarily on mining plans and conditions assumed at the time of the evaluation. These valuations could be impacted by actual economic conditions which differ from those assumed at the time of the evaluation.

Subscriber installation costs for home security systems provided by BHS are capitalized and depreciated over the estimated life of the assets and are included in machinery and equipment. The security system that is installed remains the property of BHS and is capitalized at the cost to bring the revenue producing asset to its intended use. When an installation is identified for disconnection, the remaining net book value of the installation is fully reserved and charged to depreciation expense.

INTANGIBLES
The excess of cost over fair value of net assets of businesses acquired is amortized on a straight-line basis over the estimated periods benefited.

The Company evaluates the carrying value of intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. The Company annually assesses the recoverability of the excess of cost over net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluation of asset value as well as periods of amortization are performed on a disaggregated basis.

Goodwill allocated to a potentially impaired asset will be identified with that asset in performing an impairment test in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121. If such tests indicate that an impairment exists, the carrying amount of the identified goodwill would be eliminated before making any reduction of the carrying amounts of impaired long-lived assets.

COAL SUPPLY CONTRACTS
Coal supply contracts consist of contracts to supply coal to customers at certain negotiated prices over a period of time, which have been acquired from other coal companies, and are stated at cost at the time of acquisition, which approximates fair market value. The capitalized cost of such contracts is amortized over the term of the contract on the basis of tons of coal sold under the contract.

STOCK BASED COMPENSATION
The Company has implemented the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation" (Note 9). The Company continues to measure compensation expense for its stock-based compensation plans using the intrinsic value based methods of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees."

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of foreign subsidiaries have been translated at rates of exchange at the balance sheet date and related revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of shareholders' equity. Translation adjustments relating to subsidiaries in countries with highly inflationary economies are included in net income, along with all transaction gains and losses for the period.

A portion of the Company's financial results is derived from activities in a number of foreign countries in Europe, Asia and Latin America, each with a local currency other than the US dollar. Because the financial results of the Company are reported in US dollars, they are affected by changes in the value of various foreign currencies in relation to the US dollar. The diversity of foreign operations helps to mitigate a portion of the foreign currency risks associated with market fluctuations in any one country and the impact on translated results.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Postretirement benefits other than pensions are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires employers to accrue the cost of such retirement benefits during the employees' service with the Company.

INCOME TAXES
Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.

PNEUMOCONIOSIS (BLACK LUNG) EXPENSE
The Company acts as self-insurer with respect to almost all black lung benefits. Provision is made for estimated benefits based on annual actuarial reports prepared by outside actuaries. The excess of the present value of expected future benefits over the accumulated book reserves is recognized over the amortization period as a level percentage of payroll. Cumulative actuarial gains or losses are calculated periodically and amortized on a straight-line basis. Assumptions used in the calculation of the actuarial present value of black lung benefits are based on actual retirement experience of the Company's coal employees, black lung claims incidence for active miners, actual dependent information, industry turnover rates, actual medical and legal cost experience and projected inflation rates. As of December 31, 1998 and 1997, the actuarially determined value of estimated future black lung benefits discounted at 6% was approximately $51,000 and $55,000, respectively, and is included in workers' compensation and other claims in the Company's consolidated balance sheet. Based on actuarial data, the amount credited to operations was $2,257 in 1998, $2,451 in 1997 and $2,216 in 1996. In addition, the Company accrued additional expenses for black lung benefits related to federal and state assessments, legal and administration expenses and other self insurance costs. These costs and expenses amounted to $1,659 in 1998, $1,936 in 1997 and $1,849 in 1996.

RECLAMATION COSTS
Expenditures relating to environmental regulatory requirements and reclamation costs undertaken during mine operations are charged against earnings as incurred. Estimated site restoration and post closure reclamation costs are charged against earnings using the units of production method over the expected economic life of each mine. Accrued reclamation costs are subject to review by management on a regular basis and are revised when appropriate for changes in future estimated costs and/or regulatory requirements.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires a review of assets for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the asset's net book value exceeds its fair market value. For purposes of assessing impairment, assets are required to be grouped at the lowest level for which there are separately identifiable cash flows.

During the third quarter of 1998, the Company recorded write-offs for software costs included in property, plant and equipment in accordance with SFAS No. 121 of approximately $16,000. These write-offs consisted of the costs associated with certain in-process software development projects that were canceled during the quarter and unamortized costs of existing software applications which were determined by management to have no future service potential or value. It is management's belief at this time that the current ongoing information technology initiatives that originated from the previously mentioned projects are necessary and will be successfully completed and implemented. Such write-offs are included in selling, general and administrative expenses in the Company's results of operations.

In 1996, the Company adopted SFAS No. 121, resulting in a pretax charge to earnings in 1996 for the Company's Coal Operations of $29,948 ($19,466 after-tax), of which $26,312 was included in cost of sales and $3,636 was included in selling, general and administrative expenses. Assets for which the impairment loss was recognized consisted of property, plant and equipment, advance royalties and goodwill. These assets primarily related to mines scheduled for closure in the near term and idled facilities and related equipment.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
All derivative instruments are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge),
(3) a foreign currency fair value or cash flow hedge ("foreign currency" hedge), or (4) a hedge of a net investment in a foreign operation. The Company does not enter into derivative contracts for the purpose of "trading" such instruments and thus has no derivative designation as "held for trading".

Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded currently in earnings. Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until the forecasted transaction affects earnings. Changes in the fair value of derivatives that are highly effective as and that are designated and qualify as foreign currency hedges are recorded either currently in earnings or other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within equity. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately.

Management documents the relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Management also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, hedge accounting is discontinued prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when and if (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is de-designated as a hedge instrument, because it is no longer probable that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or
(5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, changes are reported currently in earnings, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value and changes are reported currently on earnings, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, changes are reported currently on earnings, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized currently in earnings.

REVENUE RECOGNITION
Brink's--Revenues are recognized when services are performed.

BHS--Monitoring revenues are recognized when earned and amounts paid in advance are deferred and recognized as income over the applicable monitoring period, which is generally one year or less.

BAX Global--Revenues related to transportation services are recognized, together with related transportation costs, on the date shipments physically depart from facilities en route to destination locations. Revenues and operating results determined under existing recognition policies do not materially differ from those which would result from an allocation of revenue between reporting periods based on relative transit times in each reporting period with expenses recognized as incurred.

Coal Operations--Coal sales are generally recognized when coal is loaded onto transportation vehicles for shipment to customers. For domestic sales, this generally occurs when coal is loaded onto railcars at mine locations. For export sales, this generally occurs when coal is loaded onto marine vessels at terminal facilities.

Mineral Ventures--Gold sales are recognized when products are shipped to a refinery. Settlement adjustments arising from final determination of weights and assays are reflected in sales when received.

NET INCOME PER SHARE
Basic and diluted net income per share for the Brink's Group and the BAX Group are computed by dividing net income for each Group by the basic weighted average common shares outstanding and the diluted weighted average common shares outstanding, respectively. Diluted weighted average common shares outstanding includes additional shares assuming the exercise of stock options. However, when the exercise of stock options is antidilutive, they are excluded from the calculation.

Basic net income per share for the Minerals Group is computed by dividing net income attributed to common shares (net income less preferred stock dividends) by the basic weighted average common shares outstanding. Diluted net income per share for the Minerals Group is computed by dividing net income by the diluted weighted average common shares outstanding. Diluted weighted average common shares outstanding includes additional shares assuming the exercise of stock options and the conversion of the Company's $31.25 Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). However, when the exercise of stock options or the conversion of Convertible Preferred Stock is antidilutive, they are excluded from the calculation. The shares of Brink's Stock, BAX Stock and Minerals Stock held in the Pittston Company Employee Benefits Trust ("the Trust" - See Note 10) are subject to the treasury stock method and effectively are not included in the basic and diluted net income per share calculations.

USE OF ESTIMATES
In accordance with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

ACCOUNTING CHANGES
The Company adopted SFAS No. 130, "Reporting Comprehensive Income" in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Effective January 1, 1998, the Company implemented AICPA Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption of SOP No. 98-1 had no material impact on the Company.

The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See
Note 17.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999; the Company elected to adopt SFAS No. 133 as of October 1, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

Changes in the fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net transition adjustment resulting in a loss of $3,663 (net of related income taxes of $1,961) in accumulated other comprehensive income at October 1, 1998 in order to recognize at fair value all derivatives that are designated as cash-flow hedging instruments.

2. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

NON-DERIVATIVE FINANCIAL INSTRUMENTS
Non-derivative financial instruments, which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade receivables. The Company places its cash and cash equivalents and short-term investments with high credit quality financial institutions. Also, by policy, the Company limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographic areas. Credit limits, ongoing credit evaluation and account-monitoring procedures are utilized to minimize the risk of loss from nonperformance on trade receivables.

The following details the fair values of non-derivative financial instruments for which it is practicable to estimate the value:

Cash and cash equivalents and short-term investments
The carrying amounts approximate fair value because of the short maturity of these instruments.

Accounts receivable, accounts payable and accrued liabilities
The carrying amounts approximate fair value because of the short-term nature of these instruments.

Debt
The aggregate fair value of the Company's long-term debt obligations, which is based upon quoted market prices and rates currently available to the Company for debt with similar terms and maturities, approximates the carrying amount.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
The Company has activities in a number of foreign countries in Europe, Asia, and Latin America, which expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates, and commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The diversity of foreign operations helps to mitigate a portion of the foreign currency risks associated with market fluctuations in any one country and the impact on translated results. The Company's risk management program considers this favorable diversification effect as it measures the Company's exposure to financial markets and as appropriate, seeks to reduce the potentially adverse effects that the volatility of certain markets may have on its operating results.

The Company utilizes various derivative and non-derivative hedging instruments, as discussed below, to hedge its foreign currency, interest rate, and commodity exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. Management does not expect any losses due to such counterparty default.

The Company assesses interest rate, foreign currency, and commodity risks by continually identifying and monitoring changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor these risks attributable to both the Company's outstanding and forecasted transactions as well as offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency rates and commodity prices on the Company's future cash flows. The Company does not use derivative instruments for purposes other than hedging.

As of October 1, 1998 the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 which establishes accounting and reporting standards for derivative instruments and hedging activities, requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.

Prior to the adoption of SFAS No. 133 (prior to October 1, 1998), gains and losses on derivative contracts, designated as effective hedges, were deferred and recognized as part of the transaction hedged. Since they were accounted for as hedges, the fair value of these contracts were not recognized in the Company's financial statements. Gains and losses resulting from the early termination of such contracts were deferred and amortized as an adjustment to the specific item being hedged over the remaining period originally covered by the terminated contracts. In addition, if the underlying items being hedged were retired prior to maturity, the unamortized gain or loss resulting from the early termination of the related interest rate swap would be included in the gain or loss on the extinguishment of the obligation.

Cash-flow hedges

Interest Rate Risk Management

The Company uses variable-rate debt to finance its operations. In particular, it has variable-rate long-term debt under the $350 million credit facility (the "Facility" See Note 7). This debt obligation exposes the Company to variability in interest expense due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. Management believes it is prudent to limit the variability of a portion of its interest expense. The Company attempts to maintain a reasonable balance between fixed and floating rate debt and uses interest rate swaps to accomplish this objective. The contracts are entered into in accordance with guidelines set forth in the Company's hedging policies. The Company does not use derivative instruments for purposes other than hedging.

To meet this objective, the Company enters into interest rate swaps to manage fluctuations in interest expense resulting from interest rate risk. The Company has entered into interest rate swaps with a total notional value of $60,000. These swaps change the variable-rate cash flows on a portion of its $100,000 term-loan, which is part of the Facility, to fixed-rate cash flows by entering into interest rate swaps which involve the exchange of floating interest payments for fixed interest payments.

Changes in the fair value, to the extent effective, of interest rate swaps designated as hedging instruments of the variability of cash flows associated with floating-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the interest on the floating-rate debt obligations affects earnings. During the year ending December 31, 1999, losses of approximately $460 (pre-tax) related to the interest rate swaps are expected to be reclassified from accumulated other comprehensive income into interest expense as a yield adjustment of the hedged debt obligation.

Of the three swaps outstanding at December 31, 1998, the first fixes the interest rate at 5.80% on $20,000 in face amount of debt and matures in May 2000, the second and third fix the interest rate at 5.84% and 5.86%, respectively each on $20,000 in face amount of debt and mature in May 2001.

Foreign Currency Risk Management
The Company utilizes foreign currency forward contracts to minimize the variability in cash flows due to foreign currency risks associated with foreign operations. These items are denominated in various foreign currencies, including the Australian dollar. The contracts are entered into in accordance with guidelines set forth in the Company's hedging policies. The Company does not use derivative instruments for purposes other than hedging.

Mineral Ventures has a subsidiary which is exposed to currency risk arising from gold sales denominated in US dollars and local Australian costs denominated in Australian dollars. Mineral Ventures utilizes foreign currency forward contracts to hedge the variability in cash flows resulting from these exposures for up to two years into the future. All other currency contracts outstanding during the period were immaterial to the results of the Company.

The foreign currency forward contracts' effectiveness is assessed based on the forward rate of the contract. No material amounts related to hedge ineffectiveness were recognized in earnings during the period. Changes in the fair value of Australian dollar foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted US dollar sales of gold are reported in accumulated other comprehensive income. The gains and losses are reclassified into earnings, as a component of revenue, in the same period as the forecasted transaction affects earnings.

During the year ending December 31, 1999, losses of approximately $1,000 (pre-tax) related to Australian dollar foreign currency forward contracts are expected to be reclassified from accumulated other comprehensive income into revenue. As of December 31, 1998, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted transactions is eighteen months.

All other currency contracts outstanding during the period were immaterial to the results of the Company.

Commodities Risk Management
The Company consumes or sells various commodities in the normal course of its business and utilizes derivative instruments to minimize the variability in forecasted cash flows due to adverse price movements in these commodities. The contracts are entered into in accordance with guidelines set forth in the Company's hedging policies. The Company does not use derivative instruments for purposes other than hedging.

The Company utilizes forward swap contracts for the purchase of jet fuel to fix a portion of forecasted jet fuel costs at specific price levels. Under the swap contracts the Company receives (pays) the difference between the contract rate and the higher (lower) average market rate over the related contract period. The Company also periodically utilizes option strategies to hedge a portion of the remaining forecasted risk associated with changes in the price of jet fuel. The option contracts, which involve either purchasing call options and simultaneously selling put options (collar strategy) or purchasing call options, are designed to provide protection against sharp increases in the price of jet fuel. For purchased call options the Company pays a premium up front and receives an amount over the contract period equal to the difference by which the average market price during the period exceeds the option strike price. For collar strategies, the premiums on the purchased option and sold option net to zero. The Company receives an amount equal to the difference by which the average market price of jet fuel during the period exceeds the call option's strike price and pays an amount equal to the difference by which the average market price during the period is below the put option's strike price of jet fuel. At December 31, 1998, the outstanding notional amount of forward swap hedge contracts for jet fuel totaled 16.0 million gallons.

The Company utilizes a combination of forward gold sales contracts and currency contracts to fix in Australian dollars the selling price on a certain portion of its forecasted gold sales from the Stawell gold mine. At December 31, 1998, 41,000 ounces of gold, representing approximately 20% of the Company's share of Stawell's proven and probable reserves, were sold forward under forward gold contracts. The Company also sells call options on gold periodically and receives a premium which enhances the selling price of unhedged gold sales, the fair value of which is recognized immediately into earnings as the contracts do not qualify for special hedge accounting under SFAS No. 133.

The Company utilizes forward swap contracts for diesel fuel to fix a portion of the Company's forecasted diesel fuel costs at specific price levels. The Company also periodically utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of diesel fuel. The option contracts, which involve purchasing call options, are designed to provide protection against sharp increases in the price of diesel fuel. For purchased options, the Company pays a premium up front and receives an amount over the contract period equal to the difference by which the average market price of diesel fuel during the period exceeds the option strike price. At December 31, 1998, the outstanding notional amount of forward purchase contracts for diesel fuel totaled approximately 3.2 million gallons.

No material amounts related to hedge ineffectiveness were recognized in earnings during the period for the jet fuel and diesel fuel swap contracts, the jet fuel collar strategy option contracts and forward gold contracts. Changes in fair value related to the difference between changes in the spot and forward gold contract rates were not material.

Changes in the fair value of the commodity contracts designated and qualifying as cash flow hedges of forecasted commodity purchases and sales are reported in accumulated other comprehensive income. For jet fuel and diesel fuel, the gains and losses are reclassified into earnings, as a component of costs of sales, in the same period as the commodity purchased affects earnings. For gold contracts, the gains and losses are reclassified into earnings, as a component of revenue, in the same period as the gold sale affects earnings. During the year ending December 31, 1999, losses of approximately $2,100 (pre-tax) and $150 (pre-tax) related to jet fuel purchase contracts and diesel fuel purchase contracts, respectively, are expected to be reclassified from accumulated other comprehensive income into cost of sales. During the year ending December 31, 1999, losses of approximately $100 (pre-tax) related to gold sales contracts are expected to be reclassified from accumulated other comprehensive income into revenue.

As of December 31, 1998, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with jet fuel and diesel fuel purchases is six months. As of December 31, 1998, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with gold sales is two years.

All other commodity contracts outstanding during the period were immaterial to the results of the Company.

Hedges of Net Investments in Foreign Operations
The Company holds investments in a number of foreign subsidiaries, and the net assets of these subsidiaries are exposed to foreign exchange rate volatility. The Company uses non-derivative financial instruments to hedge this exposure.

Currency exposure related to the net assets of the Brink's subsidiary in France are managed in part through a foreign currency denominated debt agreement (seller financing) entered into as part of the acquisition by the Company. Gains and losses in the net investment in subsidiaries are offset by losses and gains in the debt obligations.

For the year ended December 31, 1998, approximately $2,800 of net losses related to the foreign currency denominated debt agreements were included in the cumulative foreign currency translation adjustment in the balance sheet.

All other hedges of net investments in foreign operations during the period were immaterial to the results of the Company.

3. ACCOUNTS RECEIVABLE--TRADE

For each of the years in the three-year period ended December 31, 1998, the Company maintained agreements with financial institutions whereby it had the right to sell certain coal receivables to those institutions. Certain agreements contained provisions for sales with recourse. In 1998 and 1997, total coal receivables of $38,373 and $23,844, respectively, were sold under such agreements. As of December 31, 1998 and 1997, receivables sold which remained to be collected totaled $29,734 and $23,844, respectively.

As a result of changes in certain recourse provisions during 1998, as of December 31, 1998, these transactions were accounted for as transfers of the receivables, resulting in the uncollected receivables balances remaining on the balance sheet with a corresponding short-term obligation of $29,734 recognized. The fair value of this short-term obligation approximates the carrying value. During 1997, these transactions were accounted for as sales of receivables, resulting in the removal of the receivables from the balance sheet.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of the following:


                                    As of December 31
                                     1998        1997
------------------------------------------------------

Bituminous coal lands       $     100,968     107,212
Land, other than coal lands        44,923      37,908
Buildings                         221,640     159,726
Machinery and equipment         1,055,602     862,454
------------------------------------------------------
Total                        $  1,423,133   1,167,300
======================================================



The estimated useful lives for property, plant and equipment are as follows:

[CAPTION]

                                               Years
-------------------------------------------------------

Buildings                                     10 to 40
Machinery and equipment                        2 to 30
=======================================================


Depreciation and depletion of property, plant and equipment aggregated $130,932 in 1998, $106,584 in 1997 and $92,805 in 1996.

Capitalized mine development costs totaled $7,093 in 1998, $9,756 in 1997 and $8,144 in 1996.

Changes in capitalized subscriber installation costs for home security systems included in machinery and equipment were as follows:


                                               Years Ended December 31
                                               1998     1997    1996
-----------------------------------------------------------------------

Capitalized subscriber installation costs--
    beginning of year                       $172,792  134,850  105,336
Capitalized cost of security system
   installations                              77,460   64,993   57,194
Depreciation, including amounts recognized
   to fully depreciate capitalized costs for
   installations disconnected during the
   year                                      (32,657) (27,051) (27,680)
-----------------------------------------------------------------------
Capitalized subscriber installation costs--
   end of year                              $217,595  172,792  134,850
=======================================================================


Based on demonstrated retention of customers, beginning in the first quarter of 1997, BHS prospectively adjusted its annual depreciation rate from 10 to 15 years for capitalized subscribers' installation costs. This change more accurately matches depreciation expense with monthly recurring revenue generated from customers. This change in accounting estimate reduced depreciation expense for capitalized installation costs in 1997 for the Brink's Group and the BHS segment by $8,915. The effect of this change increased net income of the Brink's Group in 1997 by $5,794 ($0.15 per share of Brink's Stock).

New subscribers were approximately 113,500 in 1998, 105,600 in 1997 and 98,500 in 1996.

As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security system installations. This change in accounting principle is preferable because it more accurately reflects subscriber installation costs. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel (in the amount of $2,949 in 1998, $2,600 in 1997 and $2,517 in 1996) and costs incurred for maintaining facilities and vehicles dedicated to the installation process (in the amount of $3,165 in 1998, $2,343 in 1997 and $2,022 in 1996). The effect of this change in accounting principle was to increase operating profit of the Brink's Group in 1998, 1997 and 1996 by $6,114, $4,943 and $4,539,
respectively, and net income of the Brink's Group in 1998, 1997 and 1996 by $3,852, $3,213 and $2,723, respectively, or by $0.10 per basic and diluted share in 1998, $0.08 per basic and diluted common share in 1997 and $0.07 per basic and diluted common share in 1996. Prior to January 1, 1992, the records needed to identify such costs were not available. Thus, it was impossible to accurately calculate the effect on retained earnings as of January 1, 1992. However, the Company believes the effect on retained earnings as of January 1, 1992, was immaterial.

Because capitalized subscriber installation costs for prior periods were not adjusted for the change in accounting principle, installation costs for subscribers in those years will continue to be depreciated based on the lesser amounts capitalized in prior periods. Consequently, depreciation of capitalized subscriber installation costs in the current year and until such capitalized costs prior to January 1, 1992 are fully depreciated will be less than if such prior periods' capitalized costs had been adjusted for the change in accounting. However, the Company believes the effect on net income in 1998, 1997 and 1996 was immaterial.

5. INTANGIBLES

Intangibles consist entirely of the excess of cost over fair value of net assets of businesses acquired and are net of accumulated amortization of $118,656 and $106,174 at December 31, 1998 and 1997, respectively. The estimated useful life of intangibles is generally forty years. Amortization of intangibles aggregated $12,119 in 1998, $10,518 in 1997 and $10,560 in 1996.

In the first quarter of 1998, the Company purchased 62% (representing nearly all the remaining shares) of its Brink's affiliate in France ("Brink's S.A.") for payments aggregating US $39,000 over three years and the assumption of estimated liabilities of US $125,700. Based on an estimate of fair values of assets acquired and liabilities assumed, the acquisition of the remaining 62% interest resulted in goodwill of approximately $35,000. See Note 11.

In 1997, the Company acquired the remaining 35% interest in Brink's subsidiary in the Netherlands ("Nedlloyd") for approximately $2,000 with additional contingent payments aggregating $1,100 based on certain performance criteria of Brink's-Nedlloyd, of which approximately $800 was paid in 1998 with the remainder to be paid in 1999. The original 65% acquisition in the Nedlloyd partnership resulted in goodwill of approximately $13,200. The acquisition of the remaining 35% interest resulted in a credit to goodwill of approximately $6,600 as the remaining interest was purchased for less than the book value.

6. INCOME TAXES

The provision (credit) for income taxes consists of the following:


                                  US
                              Federal     Foreign   State   Total
-----------------------------------------------------------------

1998:
Current                          $  11,194  20,625   3,500  35,319
Deferred                             2,088  (8,278)     25  (6,165)
-----------------------------------------------------------------
Total                            $  13,282  12,347   3,525  29,154
==================================================================
1997:
Current                          $  18,707  14,390   4,349  37,446
Deferred                            13,506  (3,172)    277  10,611
-----------------------------------------------------------------
Total                            $  32,213  11,218   4,626  48,057
==================================================================
1996:
Current                          $   7,721  11,201   4,300  23,222
Deferred                            22,878  (3,731)    173  19,320
-----------------------------------------------------------------
Total                            $  30,599   7,470   4,473  42,542
==================================================================


The significant components of the deferred tax expense (benefit) were as follows:



                                        Years Ended December 31
                                          1998     1997     1996
------------------------------------------------------------------

Deferred tax expense, exclusive
   of the components listed below        $ 7,681   6,950    19,171
Net operating loss carryforwards          (6,651) (4,345)   (5,065)
Alternative minimum tax credits           (7,626)  7,613     4,200
Change in the valuation allowance for
   deferred tax assets                       431     393     1,014
------------------------------------------------------------------
Total                                    $(6,165) 10,611    19,320
==================================================================

The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

The components of the net deferred tax asset as of December 31, 1998 and December 31, 1997 were as follows:


                                                  1998     1997
------------------------------------------------------------------

Deferred tax assets:
Accounts receivable                             $ 13,314     6,448
Postretirement benefits other than pensions      104,322   101,617
Workers' compensation and other claims            43,033    50,139
Other liabilities and reserves                    76,909    81,084
Miscellaneous                                      8,288    16,062
Net operating loss carryforwards                  27,664    21,013
Alternative minimum tax credits                   33,153    23,631
Valuation allowance                              (10,284)   (9,853)
------------------------------------------------------------------
Total deferred tax assets                         296,399  290,141
------------------------------------------------------------------
Deferred tax liabilities:
Property, plant and equipment                      66,307   59,787
Pension assets                                     44,077   49,431
Other assets                                       14,690   15,538
Investments in foreign affiliates                  11,382    9,331
Miscellaneous                                      64,575   74,943
------------------------------------------------------------------
Total deferred tax liabilities                    201,031  209,030
------------------------------------------------------------------
Net deferred tax asset                           $ 95,368   81,111
==================================================================


The valuation allowance relates to deferred tax assets in certain foreign and state jurisdictions.

Based on the Company's historical and expected future taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1998.


The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory US federal income tax rate of 35% in 1998, 1997 and 1996 to the income before income taxes.


                                        Years Ended December 31
                                          1998      1997    1996
------------------------------------------------------------------

Income before income taxes:
United States                           $  47,976  110,070 101,463
Foreign                                    47,234   48,185  45,233
------------------------------------------------------------------
Total                                   $  95,210  158,255 146,696
==================================================================
Tax provision computed at statutory
   rate                                 $  33,323   55,389  51,344
Increases (reductions) in taxes due to:
Percentage depletion                       (6,869)  (7,407) (7,644)
State income taxes (net of federal
   tax benefit)                             1,861    2,614   1,894
Goodwill amortization                       2,369    2,289   2,404
Difference between total taxes on
   foreign income and the US
   federal statutory rate                  (1,084)  (4,642) (6,384)
Change in the valuation allowance for
  deferred tax assets                         431      393   1,014
Miscellaneous                                (877)    (579)    (86)
------------------------------------------------------------------
Actual tax provision                    $  29,154   48,057  42,542
==================================================================


It is the policy of the Company to accrue deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries and affiliates which are expected to reverse in the foreseeable future. As of December 31, 1998 and December 31, 1997 the unrecognized deferred tax liability for temporary differences of approximately $61,040 and $29,986, respectively, related to investments in foreign subsidiaries and affiliates that are essentially permanent in nature and not expected to reverse in the foreseeable future was approximately $21,364 and $10,495, respectively.

The Company and its domestic subsidiaries file a consolidated US federal income tax return.

As of December 31, 1998, the Company had $33,153 of alternative minimum tax credits available to offset future US federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

The tax benefit of net operating loss carryforwards as of December 31, 1998 was $27,664 and related to various state and foreign taxing jurisdictions. The expiration periods primarily range from 5 to 15 years.

7. LONG-TERM DEBT

Total long-term debt consists of the following:


                                                    As of December 31
                                                     1998      1997
----------------------------------------------------------------------

Senior obligations:
US dollar term loan due 2001 (year-end
   rate 5.68% in 1998 and 6.24% in 1997)            $100,000   100,000
Revolving credit notes due 2001 (year-end
   rate 5.83% in 1998 and 5.92% in 1997)              91,600    25,900
5% amortizing French franc seller's
   note maturing in 2001                              19,646        --
Venezuelan bolivar term loan due 2000
   (year-end rate 50.40% in 1998
   and 26.40% in 1997)                                18,723    31,072
French franc term notes maturing in 2002
   (year-end average rate 5.38% in 1998               12,523        --
Netherlands guilder term loan due 2000 (year-
   end rate 3.95% in 1998 and 4.29% in 1997)          11,166    10,700
Singapore dollar term loan due 2003
   (year-end rate 3.31% in 1998)                      10,897        --
All other                                             27,755    18,859
----------------------------------------------------------------------
                                                     292,310   186,531
----------------------------------------------------------------------
Obligations under capital leases (average rate
   9.14% in 1998 and 10.43% in 1997)                  30,998     5,281
----------------------------------------------------------------------
Total long-term debt, less current maturities        323,308   191,812

Current maturities of long-term debt:
   Senior obligations                                 27,123     8,617
   Obligations under capital leases                    9,386     2,682
----------------------------------------------------------------------
Total current maturities of long-term debt            36,509    11,299
----------------------------------------------------------------------
Total long-term debt including current maturities   $359,817   203,111
======================================================================



For the four years through December 31, 2003, minimum repayments of long-term debt outstanding are as follows:


                  2000            $ 60,943
                  2001             219,324
                  2002              12,159
                  2003              15,134


The Company has a $350,000 credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100,000 term loan and permits additional borrowings, repayments and reborrowings of up to an aggregate of $250,000. The maturity date of both the term loan and the revolving credit portion of the Facility is May 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates plus applicable margin. A term loan of $100,000 was outstanding at December 31, 1998 and 1997. Additional borrowings of $91,600 and $25,900 were outstanding at December 31, 1998 and 1997, respectively under the revolving credit portion of the Facility. The Company pays commitment fees (.125% per annum at December 31, 1998) on the unused portions of the Facility.

Under the terms of the Facility, the Company has agreed to maintain at least $400,000 of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $398,000 at December 31, 1998.

The Company has three interest rate swap agreements that effectively convert a portion of the interest on its $100,000 variable rate term loan to fixed rates (See Note 2).

In 1998, the Company purchased 62% (representing substantially all the remaining shares) of its Brink's affiliate in France. As part of the acquisition, the Company assumed a note to the seller denominated in French francs of approximately the equivalent of US $27,500 payable in annual installments plus interest through 2001. In addition, the Company assumed previously existing debt approximating US $49,000, which included borrowings of US $19,000 and capital leases of US $30,000. At December 31, 1998, the long-term portion of the note to the seller was the equivalent of US $19,646 and bore a fixed interest rate of 5.00%. The equivalent of US $ 9,823 is payable in 1999 and included in current maturities. At December 31, 1998, the long-term portion of borrowings and capital leases of Brink's affiliate in France were the equivalent of US $ 12,523 and US $23,709, respectively. The equivalent of US $4,349 and US $5,805, respectively, are payable in 1999 and included in current maturities. At December 31, 1998, the average interest rates for the borrowings and capital leases were 5.38% and 4.90%, respectively.

In 1998, the Company entered into a credit agreement with a major US bank related to BAX Global's Singapore operating unit to finance warehouse facilities. The credit agreement has a revolving period extending through April 1999 at which time amounts outstanding will be converted to a term loan maturing in April 2003. The amount available for borrowing will not exceed the lesser of Singapore $32,500 and US $50,000. At December 31, 1998, the amount outstanding in Singapore dollars was the equivalent of US $10,897 which bore an interest rate of 3.31% and was included in the noncurrent portion of long-term debt. Interest on the borrowings under the agreement is payable at rates based on Alternate Base Rate, LIBOR (London Inter-Bank Offered Rate) US$ Rate, SIBOR (Singapore Inter-Bank Offered Rate) US$ Rate and Adjusted SIBOR-S$ plus the applicable margin.

In 1997, the Company entered into a borrowing agreement in connection with its acquisition of Cleton. In April 1998, the Company refinanced the 1997 acquisition borrowings with a term credit facility denominated in Netherlands guilders and maturing in April 2000. The amount outstanding under the facility at December 31, 1998, was the Netherlands guilders equivalent of US $11,166 and bore an interest rate of 3.95%. Interest on borrowings under the agreement is payable at rates based on AIBOR (Amsterdam Inter-Bank Offered Rate) plus the applicable margin.

In 1997, the Company entered into a borrowing arrangement with a syndicate of local Venezuelan banks in connection with the acquisition of Custodia y Traslado de Valores, C.A. ("Custravalca"). The borrowings consisted of a long-term loan denominated in Venezuelan bolivars equivalent to US $40,000 and a $10,000 short-term loan denominated in US dollars which was repaid during 1997. The long-term loan bears interest based on the Venezuelan prime rate and is payable in installments through the year 2000. At December 31, 1998, the long-term portion of the Venezuelan debt was the equivalent of US $18,723. The equivalent of US $8,470 is payable in 1999 and is included in current maturities of long-term debt.

Various international subsidiaries maintain lines of credit and overdraft facilities aggregating approximately $111,000 with a number of banks on either a secured or unsecured basis. At December 31, 1998, $58,549 was outstanding under such agreements and was included in short-term borrowings. Average interest rates on the lines of credit and overdraft facilities at December 31, 1998 approximated 12.0%. Commitment fees paid on the lines of credit and overdraft facilities are not significant.

At December 31, 1998, the Company had outstanding unsecured letters of credit totaling $86,301 primarily supporting the Company's obligations under its various self-insurance programs and aircraft lease obligations.

The Company maintains agreements with financial institutions under which it sells certain coal receivables to those institutions. Some of these agreements contained provisions for sales with recourse. As of December 31, 1998, these transactions were accounted for as secured financings, resulting in the recognition of short-term obligations of $29,734. The fair value of these short-term obligations approximated the carrying value and bore an interest rate of 5.72%.

8. NET INCOME PER SHARE

The following is a reconciliation between the calculations of basic and diluted net income per share:


                                                  Years Ended December 31
Brink's Group                                     1998     1997      1996
--------------------------------------------------------------------------

NUMERATOR:
Net income - Basic and diluted net
   income per share numerator               $   79,104   73,622     59,695

Denominator:
Basic weighted average common
   shares outstanding                           38,713   38,273     38,200
Effect of dilutive securities:
   Stock options                                   442      518        482
--------------------------------------------------------------------------
Diluted weighted average common
   shares outstanding                           39,155   38,791     38,682
==========================================================================


Options to purchase 356, 19 and 23 shares of Brink's Stock, at prices between $37.06 and $39.56 per share, $37.06 and $38.16 per share, and $28.63 and $29.50 per share, were outstanding during 1998, 1997 and 1996, respectively, but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.


                                                 Years Ended December 31
BAX Group                                      1998        1997       1996
--------------------------------------------------------------------------

Numerator:
Net income (loss)-Basic and diluted net
   income (loss) per share numerator      $  (13,091)    32,348     33,801

Denominator:
Basic weighted average common
   shares outstanding                         19,333     19,448     19,223
Effect of dilutive securities:
   Stock options                                  --        545        458
--------------------------------------------------------------------------
Diluted weighted average common
   shares outstanding                         19,333     19,993     19,681
==========================================================================

Options to purchase 2,588 shares of BAX Stock, at prices between $7.85 and $27.91 per share, were outstanding during 1998 but were not included in the computation of diluted net loss per share because the effect of all options would be antidilutive.

Options to purchase 7 and 30 shares of BAX Stock at $27.91 per share and at prices between $20.19 and $21.13 per share, were outstanding in 1997 and 1996, respectively, but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.


                                                     Years Ended December 31
MINERALS GROUP                                      1998       1997        1996
--------------------------------------------------------------------------------

NUMERATOR:
Net income                                       $    43      4,228       10,658
Convertible Preferred Stock
--------------------------------------------------------------------------------
   dividends, net                                 (3,524)    (3,481)      (1,675
--------------------------------------------------------------------------------
Basic net income (loss) per share numerator       (3,481)       747        8,983
Effect of dilutive securities:
   Convertible Preferred Stock
   dividends, net                                     --         --        1,675
--------------------------------------------------------------------------------
Diluted net income (loss) per
  share numerator                                $(3,481)       747       10,658

DENOMINATOR:
Basic weighted average common
   shares outstanding                              8,324      8,076        7,897
Effect of dilutive securities:
   Convertible Preferred Stock                        --         --        1,945
   Stock options                                      --         26           42
--------------------------------------------------------------------------------
Diluted weighted average common
  shares outstanding                               8,324      8,102        9,884
================================================================================



Options to purchase 789 shares of Minerals Stock, at prices between $2.50 and $25.74 per share, were outstanding during 1998 but were not included in the computation of diluted net loss per share because the effect of all options would be antidilutive.

Options to purchase 446 and 300 shares of Minerals Stock, at prices between $12.18 and $25.74 and $13.43 and $25.74 per share, were outstanding during 1997 and 1996, respectively, but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

The conversion of preferred stock to 1,764 and 1,785 shares of Minerals Stock has been excluded in the computation of diluted net income (loss) per share in 1998 and 1997, respectively, because the effect of the assumed conversion would be antidilutive.

9. STOCK OPTIONS

The Company has various stock-based compensation plans as described below.

STOCK OPTION PLANS
The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than 100% of quoted market value at the date of grant. The 1988 Plan options can be granted with a maximum term of ten years and can vest within six months from the date of grant. The majority of grants made in 1998, 1997 and 1996 have a maximum term of six years and vest 100% at the end of the third year. The Non-Employee Plan options can be granted with a maximum term of ten years and can vest within six months from the date of grant. The majority of grants made in 1998, 1997 and 1996 have a maximum term of six years and vest ratably over the first three years. The total number of shares underlying options authorized for grant, but not yet granted, under the 1988 Plan is 2,228, 2,517 and 789 in Brink's Stock, BAX Stock and Minerals Stock, respectively. Under the Non-Employee Plan, the total number of shares underlying options authorized for grant, but not yet granted, in Brink's Stock, BAX Stock and Minerals Stock is 144, 100 and 47, respectively.

The Company's 1979 Stock Option Plan (the "1979 Plan") and the 1985 Stock Option Plan (the "1985 Plan") terminated in 1985 and 1988, respectively.

As part of the Brink's Stock Proposal (described in the Company's Proxy Statement dated December 31, 1995 resulting in the modification of the capital structure of the Company to include an additional class of common stock), the 1988 and Non-Employee Plans were amended to permit option grants to be made to optionees with respect to Brink's Stock or BAX Stock, in addition to Minerals Stock. At the time of the approval of the Brink's Stock Proposal, a total of 2,383 shares of Services Stock were subject to options outstanding under the 1988 Plan, the Non-Employee Plan, the 1979 Plan and the 1985 Plan. Pursuant to antidilution provisions in the option agreements covering such plans, the Company converted these options into options for shares of Brink's Stock or BAX Stock, or both, depending on the employment status and responsibilities of the particular optionee. In the case of optionees having Company-wide responsibilities, each outstanding Services Stock option was converted into options for both Brink's Stock and BAX Stock. In the case of other optionees, each outstanding option was converted into a new option only for Brink's Stock or BAX Stock, as the case may be. As a result, upon approval of the Brink's Stock Proposal, 1,750 shares of Brink's Stock and 1,989 shares of BAX Stock were subject to options.

The table below summarizes the activity in all plans from December 31, 1995 to December 31, 1998.


                                                                     Aggregate
                                                                      Exercise
                                                            Shares       Price
------------------------------------------------------------------------------

SERVICES GROUP COMMON STOCK OPTIONS:
Outstanding at December 31, 1995                             2,399    $ 50,528
Exercised                                                      (15)       (206)
Converted in Brink's Stock Proposal(2,384)                 (50,322)
------------------------------------------------------------------------------
Outstanding at December 31, 1996                                --    $     --
==============================================================================

BRINK'S GROUP COMMON STOCK OPTIONS
Outstanding at December 31, 1995                                --    $     --
Converted in Brink's Stock Proposal1,750                    26,865
Granted                                                        369       9,527
Exercised                                                     (166)     (1,800)
Forfeited or expired                                           (37)       (734)
------------------------------------------------------------------------------
Outstanding at December 31, 1996                             1,916    $ 33,858
Granted                                                        428      13,618
Exercised                                                     (190)     (2,296)
Forfeited or expired                                          (104)     (2,497)
------------------------------------------------------------------------------
Outstanding at December 31, 1997                             2,050    $ 42,683
Granted                                                        365      13,748
Exercised                                                     (439)     (6,230)
Forfeited or expired                                           (35)       (985)
------------------------------------------------------------------------------
Outstanding at December 31, 1998                             1,941    $ 49,216
==============================================================================

BAX GROUP COMMON STOCK OPTIONS:
Outstanding at December 31, 1995                              --      $     --
Converted in Brink's Stock Proposal                          1,989      23,474
Granted                                                        440       7,972
Exercised                                                     (318)     (2,905)
Forfeited or expired                                           (64)       (952)
------------------------------------------------------------------------------
Outstanding at December 31, 1996                             2,047    $ 27,589
Granted                                                        526      12,693
Exercised                                                     (246)     (2,389)
Forfeited or expired                                           (71)     (1,223)
------------------------------------------------------------------------------
Outstanding at December 31, 1997                             2,256    $ 36,670
Granted                                                        334       4,683
Exercised                                                     (236)     (1,868)
Forfeited or expired                                          (166)     (3,393)
------------------------------------------------------------------------------
Outstanding at December 31, 1998                             2,188    $ 36,092
==============================================================================

                                                                     Aggregate
                                                                      Exercise
                                                            Shares       Price
------------------------------------------------------------------------------

MINERALS GROUP COMMON STOCK OPTIONS:
Outstanding at December 31, 1995                               598    $  9,359
Granted                                                          4          47
Exercised                                                       (3)        (45)
Forfeited or expired                                           (16)       (229)
------------------------------------------------------------------------------
Outstanding at December 31, 1996                               583    $  9,132
Granted                                                        138       1,746
Exercised                                                       (2)        (22)
Forfeited or expired                                           (67)       (921)
------------------------------------------------------------------------------
Outstanding at December 31, 1997                               652    $  9,935
Granted                                                        138         721
Exercised                                                        0           0
Forfeited or expired                                          (128)     (1,668)
------------------------------------------------------------------------------
Outstanding at December 31, 1998                               662    $  8,988
==============================================================================


Options exercisable at the end of 1998, 1997 and 1996, on an equivalent basis, for Brink's Stock were 922, 905 and 1,099, respectively; for BAX Stock were 1,081, 827 and 1,034, respectively; and for Minerals Stock were 491, 253 and 292, respectively.

The following table summarizes information about stock options outstanding as of December 31, 1998.


                                             Stock Options       Stock Options
                                               Outstanding         Exercisable
--------------------------------------------------------------------------------
                                       Weighted
                                        Average
                                      Remaining       Weighted          Weighted
                                    Contractual        Average           Average
Range of                                   Life       Exercise          Exercise
Exercise Prices            Shares        (Years)         Price   Shares    Price
--------------------------------------------------------------------------------

BRINK'S STOCK
$  9.82 to 13.79              189           1.68        $10.68     189    $10.68
  16.77 to 21.34              711           2.06         19.38     711     19.38
  25.57 to 31.94              686           4.06         28.94      19     29.74
  37.06 to 39.56              355           5.68         38.22       3     39.56
--------------------------------------------------------------------------------
Total                       1,941                                  922
--------------------------------------------------------------------------------
BAX STOCK
$  7.85 to 11.70              374           2.79        $ 9.28     266    $ 9.58
  13.41 to 16.32              851           2.74         14.78     728     14.72
  17.06 to 21.13              534           3.46         18.07      83     17.29
  23.88 to 27.91              429           4.38         24.25       4     27.91
--------------------------------------------------------------------------------
Total                       2,188                                1,081
--------------------------------------------------------------------------------
MINERALS STOCK
$  2.50 to  6.53              101           5.76        $ 4.23      31    $ 4.20
   9.50 to 11.88              243           2.91         10.24     216     10.32
  12.69 to 16.63              148           3.66         13.29      74     13.88
  18.63 to 25.74              170           1.71         24.18     170     24.18
================================================================================
Total                         662                                  491
================================================================================


EMPLOYEE STOCK PURCHASE PLAN

Under the 1994 Employee Stock Purchase Plan (the "Plan"), the Company is authorized to issue up to 750 shares of Brink's Stock, 375 shares of BAX Stock and 250 shares of Minerals Stock, to its employees who have six months of service and who complete minimum annual work requirements. Under the terms of the Plan, employees may elect each six-month period (beginning January 1 and July 1), to have up to 10 percent of their annual earnings withheld to purchase the Company's stock. Employees may purchase shares of any or all of the three classes of Company common stocks. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market price. Under the Plan, the Company sold 41, 43 and 45 shares of Brink's Stock; 48, 29 and 32 shares of BAX Stock; and 118, 46 and 30 shares of Minerals Stock, to employees during 1998, 1997 and 1996, respectively. The share amounts for Brink's Stock and BAX Stock include the restatement for the Services Stock conversion under the Brink's Stock Proposal.

In January 1999, the maximum number of Minerals shares had been issued pursuant to the Plan. At a meeting held subsequent to year end, the Company's Board of Directors adopted an amendment to increase the maximum number of shares of common stock which may be issued pursuant to the Plan to 750 shares of Brink's Stock, 375 shares of BAX Stock and 650 shares of Minerals Stock. This amendment to the Plan is subject to shareholder approval on May 7, 1999.

ACCOUNTING FOR PLANS
The Company has adopted the disclosure - only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the accompanying financial statements. Had compensation costs for the Company's plans been determined based on the fair value of awards at the grant dates, consistent with SFAS No. 123, the Company's net income and net income per share would approximate the pro forma amounts indicated below:


                                 1998     1997     1996
--------------------------------------------------------

NET INCOME (LOSS) ATTRIBUTED TO COMMON SHARES
The Company
  As Reported                $ 62,532  106,717   102,479
  Pro Forma                    57,550  101,746    99,628
Brink's Group
  As Reported                  79,104   73,622    59,695
  Pro Forma                    76,251   71,240    58,389
BAX Group
  As Reported                 (13,091)  32,348    33,801
  Pro Forma                   (15,017)  30,170    32,528
Minerals Group
  As Reported                  (3,481)     747     8,983
  Pro Forma                    (3,684)     336     8,711
========================================================


                                 1998     1997     1996
--------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE
Brink's Group
  Basic, As Reported        $    2.04     1.92      1.56
  Basic, Pro Forma               1.97     1.86      1.53
  Diluted, As Reported           2.02     1.90      1.54
  Diluted, Pro Forma             1.95     1.84      1.51
BAX Group
  Basic, As Reported            (0.68)    1.66      1.76
  Basic, Pro Forma              (0.78)    1.55      1.69
  Diluted, As Reported          (0.68)    1.62      1.72
  Diluted, Pro Forma            (0.78)    1.51      1.65
Minerals Group
  Basic, As Reported            (0.42)    0.09      1.14
  Basic, Pro Forma              (0.44)    0.04      1.10
  Diluted, As Reported          (0.42)    0.09      1.08
  Diluted, Pro Forma            (0.44)    0.04      1.05
========================================================

Note: The pro forma disclosures shown may not be representative of the effects on reported net income in future years.


The fair value of each stock option grant used to compute pro forma net income and net income per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model.

The weighted-average assumptions used in the model are as follows:



                                 1998     1997      1996
--------------------------------------------------------

Expected dividend yield:
  Brink's Stock                   0.3%     0.3%     0.4%
  BAX Stock                       1.7%     1.0%     1.2%
  Minerals Stock                  1.8%     5.4%     4.8%
Expected volatility:
  Brink's Stock                    31%      32%      30%
  BAX Stock                        50%      29%      32%
  Minerals Stock                   45%      43%      37%
Risk-Free interest rate:
  Brink's Stock                   5.3%     6.2%     6.3%
  BAX Stock                       5.3%     6.2%     6.3%
  Minerals Stock                  5.3%     6.2%     6.1%
Expected term (in years):
  Brink's Stock                   5.1      4.9      4.7
  BAX Stock                       5.1      4.8      4.7
  Minerals Stock                  5.1      4.2      3.7
========================================================



Using these assumptions in the Black-Scholes model, the weighted-average fair value of options granted during 1998, 1997 and 1996 for the Brink's Stock is $4,593, $5,155 and $3,341, for the BAX Stock is $1,928, $4,182 and $2,679 and
for the Minerals Stock is $250, $487 and $10, respectively.

Under SFAS No. 123, compensation cost is also recognized for the fair value of employee stock purchase rights. Because the Company settles its employee stock purchase rights under the Plan at the end of each six-month offering period, the fair value of these purchase rights was calculated using actual market settlement data. The weighted-average fair value of the stock purchase rights granted in 1998, 1997 and 1996 was $205, $455 and $365 for Brink's Stock, $93, $222 and $138 for BAX Stock, and $58, $247 and $95 for Minerals Stock, respectively.

10. CAPITAL STOCK

Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of Pittston Burlington Group were changed to Pittston BAX Group Common Stock and Pittston BAX Group, respectively. All rights and privileges of the holders of such Stock are otherwise unaffected by such changes.

The Company, at any time, has the right to exchange each outstanding share of BAX Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Minerals Stock) having a fair market value equal to 115% of the fair market value of one share of BAX Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the BAX Group to any person (with certain exceptions), the Company is required to exchange each outstanding share of BAX Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, Minerals Stock) having a fair market value equal to 115% of the fair market value of one share of BAX Stock.

The Company, at any time, has the right to exchange each outstanding share of Minerals Stock, for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, BAX Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the Minerals Group to any person (with certain exceptions), the Company is required to exchange each outstanding share of Minerals Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, BAX Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. If any shares of the Company's Preferred Stock are converted after an exchange of Minerals Stock for Brink's Stock (or BAX Stock), the holder of such Preferred Stock would, upon conversion, receive shares of Brink's Stock (or BAX Stock) in lieu of shares of Minerals Stock otherwise issuable upon such conversion.

Holders of Brink's Stock at all times have one vote per share. Holders of BAX Stock and Minerals Stock have .739 and .244 vote per share, respectively, subject to adjustment on January 1, 2000, and on January 1 every two years thereafter in such a manner so that each class' share of the aggregate voting power at such time will be equal to that class' share of the aggregate market capitalization of the Company's common stock at such time. Accordingly, on each adjustment date, each share of BAX Stock and Minerals Stock may have more than, less than or continue to have the number of votes per share as they have. Holders of Brink's Stock, BAX Stock and Minerals Stock vote together as a single voting group on all matters as to which all common shareholders are entitled to vote. In addition, as prescribed by Virginia law, certain amendments to the Articles of Incorporation affecting, among other things, the designation, rights, preferences or limitations of one class of common stock, or certain mergers or statutory share exchanges, must be approved by the holders of such class of common stock, voting as a group, and, in certain circumstances, may also have to be approved by the holders of the other classes of common stock, voting as separate voting groups.

In the event of a dissolution, liquidation or winding up of the Company, the holders of Brink's Stock, BAX Stock and Minerals Stock, effective January 1, 1999, share on a per share basis an aggregate amount equal to 54%, 28% and 18%, respectively, of the funds, if any, remaining for distribution to the common shareholders. In the case of Minerals Stock, such percentage has been set, using a nominal number of shares of Minerals Stock of 4,203 (the "Nominal Shares") in excess of the actual number of shares of Minerals Stock outstanding. These liquidation percentages are subject to adjustment in proportion to the relative change in the total number of shares of Brink's Stock, BAX Stock and Minerals Stock, as the case may be, then outstanding to the total number of shares of all other classes of common stock then outstanding (which totals, in the case of Minerals Stock, shall include the Nominal Shares).

The Company has authority to issue up to 2,000 shares of preferred stock, par value $10 per share. In January 1994, the Company issued $80,500 or 161 shares of its $31.25 Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available; therefore, when, as and if declared by the Board, and bears a liquidation preference of $500 per share, plus an amount equal to accrued and unpaid dividends thereon. Each share of the Convertible Preferred Stock is convertible at the option of the holder at any time, unless previously redeemed or, under certain circumstances, called for redemption, into shares of Minerals Stock at a conversion price of $32.175 per share of Minerals Stock, subject to adjustment in certain circumstances. The Company may at its option, redeem the Convertible Preferred Stock, in whole or in part, for cash at a price of $515.625 per share, effective February 1, 1999, and thereafter at prices declining ratably annually on each February 1 to an amount equal to $500.00 per share on and after February 1, 2004, plus in each case an amount equal to accrued and unpaid dividends on the date of redemption. Except under certain circumstances or as prescribed by Virginia law, shares of the Convertible Preferred Stock are nonvoting. Other than the Convertible Preferred Stock, no shares of preferred stock are presently issued or outstanding.

In November 1998, under the Company's common share repurchase program, the Company's Board of Directors (the "Board") authorized the purchase, from time to time, of up to 1,000 shares of Brink's Stock, up to 1,500 shares of BAX Stock and up to 1,000 shares of Minerals Stock, not to exceed an aggregate purchase cost of $25,000. Such shares are to be purchased from time to time in the open market or in private transactions, as conditions warrant. In May 1997, the Board authorized additional authority which allows for the purchase, from time to time, of the Convertible Preferred Stock, not to exceed an aggregate purchase cost of $25,000.

Under the share repurchase program, the Company purchased shares in the periods presented as follows:


                                 Years Ended December 31
(In thousands)                            1998      1997
--------------------------------------------------------

Brink's Stock:
Shares                                     150       166
Cost                                  $  5,617     4,349

BAX Stock:
Shares                                   1,047       332
Cost                                  $ 12,674     7,405

Convertible Preferred Stock:
Shares                                     0.4       1.5
Cost                                  $    146       617
Excess carrying amount (a)            $     23       108
========================================================


(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years is deducted from preferred dividends in the Company's Statement of Operations.


As of December 31, 1998, the Company had remaining authority to purchase over time 1,000 shares of Pittston Minerals Group Common Stock; 1,000 shares of Pittston Brink's Common Stock; 1,465 shares of Pittston BAX Group Common Stock and an additional $24,236 of its Convertible Preferred Stock. The remaining aggregate purchase cost limitation for all common stock was $24,698 at December 31, 1998. The authority to acquire shares remains in effect in 1999.

In 1998, 1997 and 1996, dividends paid on the Convertible Preferred Stock amounted to $3,547, $3,589, and $3,795, respectively. During 1998 and 1997, the Board declared and the Company paid dividends of $3,874 and $3,755 on Brink's Stock, $4,642 and $4,805 on BAX Stock, and $1,969 and $5,176 on Minerals Stock, respectively.

Under a Shareholder Rights Plan adopted by the Board in 1987 and as amended, rights to purchase a new Series A Participating Cumulative Preferred Stock (the "Series A Preferred Stock") of the Company were distributed as a dividend at the rate of one right for each share of the Company's common stock. Each Brink's Right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series A Preferred Stock at a purchase price of $26.67, subject to adjustment. Each BAX Right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series D Preferred Stock at a purchase price of $26.67, subject to adjustment. Each Minerals Right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock") at a purchase price of $40, subject to adjustment.

Each fractional share of Series A Preferred Stock and Series B Preferred Stock will be entitled to participate in dividends and to vote on an equivalent basis with one whole share of Brink's Stock, BAX Stock and Minerals Stock, respectively. Each right will not be exercisable until after a third party acquires 15% or more of the total voting rights of all outstanding Brink's Stock, BAX Stock and Minerals Stock or on such date as may be designated by the Board after commencement of a tender offer or exchange offer by a third party for 15% or more of the total voting rights of all outstanding Brink's Stock, BAX Stock and Minerals Stock.

If after the rights become exercisable, the Company is acquired in a merger or other business combination, each right will entitle the holder to purchase, for the purchase price, common stock of the surviving or acquiring company having a market value of twice the purchase price. In the event a third party acquires 15% or more of all outstanding Brink's Stock, BAX Stock and Minerals Stock, the rights will entitle each holder to purchase, at the purchase price, that number of fractional shares of Series A Preferred Stock, Series D Preferred Stock and Series B Preferred Stock equivalent to the number of shares of common stock which at the time of the triggering event would have a market value of twice the purchase price. As an alternative to the purchase described in the previous sentence, the Board may elect to exchange the rights for other forms of consideration, including that number of shares of common stock obtained by dividing the purchase price by the market price of the common stock at the time of the exchange or for cash equal to the purchase price. The rights may be redeemed by the Company at a price of $0.01 per right and expire on September 25, 2007.

The Company's Articles of Incorporation limits dividends on Minerals Stock to the lesser of (i) all funds of the Company legally available therefore (as prescribed by Virginia law) and (ii) the Available Minerals Dividend Amount (as defined in the Articles of Incorporation). The Available Minerals Dividend Amount may be reduced by activity that reduces shareholder's equity or the fair value of net assets of the Minerals Group. Such activity includes net losses by the Minerals Group, dividends paid on the Minerals Stock and the Convertible Preferred Stock, repurchases of Minerals Stock and the Convertible Preferred Stock, and foreign currency translation losses. At December 31,

1998, the Available Minerals Dividend Amount was at least $8,123. See Note 22.

In December 1992, the Company formed The Pittston Company Employee Benefits Trust (the "Trust") to hold shares of its common stock (initially 4,000 shares) to fund obligations under certain employee benefit programs not including stock option plans. The trust first began funding obligations under the Company's various stock option plans in September 1995. In November 1998, the Company sold for a promissory note of the Trust, 1,500 new shares of BAX Stock and 800 new shares of Minerals Stock at a price equal to the closing value of each stock, respectively, on the date prior to issuance. As of December 31, 1998, 2,076 shares of Brink's Stock (2,734 in 1997), 1,858 shares of BAX Stock (868 in 1997) and 766 shares of Minerals Stock (232 in 1997) remained in the Trust, valued at market. These shares will be voted by the trustee in the same proportion as those voted by the Company's employees participating in the Company's Savings Investment Plan. The fair market value of the shares is included in each issue of common stock and capital in excess of par.

11. ACQUISITIONS

All acquisitions discussed below have been accounted for as purchases. Accordingly, the costs of the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations of the businesses acquired have been included in the accompanying consolidated financial statements of the Company from their respective dates of acquisition. The excess of the purchase price over fair value of the net assets acquired is included in goodwill. Some purchase agreements provide for contingent payments based on specified criteria. Any such future payments are capitalized as goodwill when paid. Unless otherwise indicated, goodwill is amortized on a straight-line basis over forty years.

In the first quarter of 1998, the Company purchased 62% (representing substantially all of the remaining shares) of its Brink's affiliate in France ("Brink's S.A.") for payments aggregating US $39,000, including interest, over three years. In addition, estimated liabilities assumed approximated US $125,700. The acquisition was funded primarily through a note to the seller (See
Note 7.) The fair value of assets acquired approximated US $127,000 (including US $9,200 in cash). Based on an estimate of fair values of assets acquired and liabilities assumed, the acquisition resulted in goodwill of approximately US $35,000. Brink's S.A. had annual revenues of approximately US $220,000 in 1997. If this acquisition had occurred on January 1, 1997, the pro forma impact on the Company's net income or net income per share would not have been material.

On April 30, 1998, the Company acquired the privately held Air Transport International LLC ("ATI") for approximately $29,000. The acquisition was funded through the revolving credit portion of the Company's bank credit agreement. Based on a preliminary evaluation of the fair value of assets acquired and liabilities assumed, which is subject to additional review, the acquisition resulted in goodwill of approximately $1,600. If this acquisition had occurred on either January 1, 1997 or 1998, the pro forma impact on the Company's revenues, net income or net income per share in 1997 and 1998 would not have been material.

In addition, during 1998, the Company acquired additional interests in its Brink's subsidiaries in Bolivia and Colombia and purchased the remaining 50% interest in its Brink's affiliate in Germany. A 10% interest in its Brink's Hong Kong subsidiary was sold in 1998 for an amount approximating book value. If these acquisitions and disposition had occurred on either January 1, 1997 or 1998, the pro forma impact on the Company's revenues, net income or net income per share in 1997 and 1998 would not have been material.

In the first quarter of 1997, the Company increased its ownership position in its Brink's Venezuelan affiliate, Custodia y Traslado de Valores, C.A. ("Custralvalca"), from 15% to 61%. The acquisition was financed through a syndicate of local Venezuelan banks (See Note 7.) In conjunction with this transaction, Brink's acquired an additional 31% interest in Brink's Peru S.A. bringing its total interest to 36%. If these acquisitions had occurred on January 1, 1996, the pro forma impact on the Company's revenues, net income or net income per share in 1996 would not have been material.

In June 1997, the Company acquired Cleton & Co. ("Cleton"), a leading logistics provider in the Netherlands, for the equivalent of US $10,700 in cash and the assumption of the equivalent of US $10,000 of debt. Based on an estimate of fair values of assets acquired and liabilities assumed, the acquisition resulted in initial goodwill of approximately US $3,800. Additional contingent payments of approximately US $1,500 and US $1,600 were made in 1997 and 1998, respectively, increasing total goodwill associated with this acquisition to US $6,900. An additional contingent payment may be made in 1999, based on certain performance requirements of Cleton.

In addition, throughout 1997, the Company acquired additional interests in several subsidiaries and affiliates. Remaining interests were acquired in the Netherlands, Hong Kong, Taiwan and South Africa while ownership positions were increased in Bolivia and Chile. If these acquisitions had occurred on January 1, 1996 or 1997, the pro forma impact on the Company's revenues, net income or net income per share in 1996 and 1997 would not have been material.

There were no material acquisitions in 1996.

12. COAL JOINT VENTURE

The Company, through a wholly owned indirect subsidiary, has a partnership agreement, Dominion Terminal Associates ("DTA"), with three other coal companies to operate coal port facilities in Newport News, Virginia, in the Port of Hampton Roads (the "Facilities"). The Facilities, in which the Company's wholly owned indirect subsidiary has a 32.5% interest, have an annual throughput capacity of 22 million tons, with a ground storage capacity of approximately 2 million tons. The Facilities are financed by a series of coal terminal revenue refunding bonds issued by the Peninsula Ports Authority of Virginia (the "Authority"), a political subdivision of the Commonwealth of Virginia, in the aggregate principal amount of $132,800, of which $43,160 are attributable to the Company. These bonds bear a fixed interest rate of 7.375%. The Authority owns the Facilities and leases them to DTA for the life of the bonds, which mature on June 1, 2020. DTA may purchase the Facilities for one dollar at the end of the lease term. The obligations of the partners are several, and not joint.

Under loan agreements with the Authority, DTA is obligated to make payments sufficient to provide for the timely payment of the principal and interest on the bonds. Under a throughput and handling agreement, the Company has agreed to make payments to DTA that in the aggregate will provide DTA with sufficient funds to make the payments due under the loan agreements and to pay the Company's share of the operating costs of the Facilities. The Company has also unconditionally guaranteed the payment of the principal of and premium, if any, and the interest on the bonds. Payments for operating costs aggregated $3,168 in 1998, $4,691 in 1997 and $5,208 in 1996. The Company has the right to use 32.5% of the throughput and storage capacity of the Facilities subject to user rights of third parties which pay the Company a fee. The Company pays throughput and storage charges based on actual usage at per ton rates determined by DTA.

13. LEASES

The Company and its subsidiaries lease aircraft, facilities, vehicles, computers and coal mining and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options.

As of December 31, 1998, aggregate future minimum lease payments under noncancellable operating leases were as follows:


                                    Equipment
                 Aircraft Facilities  & Other    Total
--------------------------------------------------------

1999             $ 39,888   53,278    33,680  126,846
2000               32,731   42,005    26,610  101,346
2001               28,645   34,083    17,357   80,085
2002               12,698   29,826    11,541   54,065
2003                3,720   24,772     6,231   34,723
2004                   --   22,037     1,077   23,114
2005                   --   18,471       908   19,379
2006                   --   16,977       817   17,794
Later Years            --   97,409     1,780   99,189
--------------------------------------------------------
Total           $ 117,682  338,858   100,001  556,541
========================================================


These amounts are net of aggregate future minimum noncancellable sublease rentals of $3,064.

Net rent expense amounted to $126,300 in 1998, $109,976 in 1997 and $111,562 in 1996.

The Company incurred capital lease obligations of $13,307 in 1998, $4,874 in 1997 and $3,185 in 1996. In addition, in conjunction with the 1998 acquisition of the Brink's affiliate in France (see Note 11), capital lease obligations of US $30,000 were assumed.

Minimum future lease payments under capital leases as of December 31, 1998, for each of the next five years and in the aggregate are:

------------------------------------------------------
1999                                         $ 12,271
2000                                            9,943
2001                                            6,792
2002                                            3,931
2003                                            3,015
Subsequent to 2003                              8,987
------------------------------------------------------

Total minimum lease payments                   44,939
Less: Executory costs                              38
------------------------------------------------------
Net minimum lease payments                     44,901
Less: Amount representing interest              4,517
------------------------------------------------------
Present value of net minimum lease payment   $ 40,384
======================================================

Interest rates on capitalized leases vary from 5.7% to 23.5% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

There were no non-cancellable subleases and no contingent rental payments in 1998 or 1997.

The Company is in the process of negotiating certain facilities leasing agreements with terms of ten years. Aggregate future minimum lease payments under these agreements are expected to approximate $43,000.

At December 31, 1998, the Company had contractual commitments with a third party to provide aircraft usage and services to the Company. The fixed and determinable portion of the obligations under these agreements aggregate approximately $153,240 and expire from 1999 to 2003 as follows:

                 1999           $   42,720
                 2000               42,720
                 2001               37,680
                 2002               27,240
                 2003                2,880


Spending under these agreements, including any variable component, was $60,846 in 1998, $39,204 in 1997 and $18,740 in 1996.

14. EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries maintain several noncontributory defined benefit pension plans covering substantially all nonunion employees who meet certain minimum requirements, in addition to sponsoring certain other defined benefit plans. Benefits under most of the plans are based on salary (including commissions, bonuses, overtime and premium pay) and years of service. The Company's policy is to fund the actuarially determined amounts necessary to provide assets sufficient to meet the benefits to be paid to plan participants in accordance with applicable regulations.


The net pension expense for 1998, 1997 and 1996 for all plans is as follows:



                                            Years Ended December 31
                                            1998      1997      1996
---------------------------------------------------------------------

Service cost-benefits earned
  during year                           $ 19,932    15,283    14,753
Interest cost on projected benefit
  obligation                              30,181    26,978    23,719
Return on assets-expected                (45,115)  (40,894)  (37,648)
Other amortization, net                    2,156       564     1,741
---------------------------------------------------------------------
Net pension expense                     $  7,154     1,931     2,565
=====================================================================


The assumptions used in determining the net pension expense for the Company's primary pension plan were as follows:



                                            1998      1997      1996
---------------------------------------------------------------------

Interest cost on projected benefit           7.5%      8.0%      7.5%
obligation

Expected long-term rate of return           10.0%     10.0%     10.0%
on assets

Rate of increase in compensation             4.0%      4.0%      4.0%
levels

=====================================================================

Reconciliations of the projected benefit obligation, plan assets, funded status and prepaid pension expense at December 31, 1998 and 1997 are as follows:



                                                         Years Ended December 31
                                                                1998        1997
---------------------------------------------------------------------------------

Projected benefit obligation at beginning of year           $402,252     339,260
Service cost-benefits earned during the year                  19,932      15,283
Interest cost on projected benefit obligation                 30,181      26,978
Plan participants' contributions                               1,070         800
Acquisitions                                                   8,128          --
Benefits paid                                                (18,485)    (16,619)
Actuarial loss                                                54,520      40,734
Foreign currency exchange rate changes                           468      (4,184)
---------------------------------------------------------------------------------
Projected benefit obligation at end of year                 $498,066     402,252
---------------------------------------------------------------------------------

Fair value of plan assets at beginning of year              $511,245     450,430
Return on assets - actual                                     69,803      81,195
Acquisitions                                                   1,440          --
Plan participants' contributions                               1,070         800
Employer contributions                                         1,744       1,075
Benefits paid                                                (18,485)    (16,619)
Foreign currency exchange rate changes                          (645)     (5,636)
---------------------------------------------------------------------------------
Fair value of plan assets at end of year                    $566,172     511,245
---------------------------------------------------------------------------------

Funded status                                                $68,106     108,993
Unamortized initial net asset                                   (756)     (1,450)
Unrecognized experience loss                                  38,061      10,548
Unrecognized prior service cost                                1,383       1,209
---------------------------------------------------------------------------------
Net pension assets                                           106,794     119,300
---------------------------------------------------------------------------------
Current pension liabilities                                    6,078       3,838
Noncurrent pension liabilities                                 6,628          --
---------------------------------------------------------------------------------
Deferred pension assets per balance sheet                   $119,500     123,138
=================================================================================

For the valuation of the Company's primary pension obligations and the calculation of the funded status, the discount rate was 7.0% in 1998 and 7.5% in 1997. The expected long-term rate of return on assets was 10% in both years. The rate of increase in compensation levels used was 4% in 1998 and 1997.

The unrecognized initial net asset at January 1, 1986 (January 1, 1989 for certain foreign pension plans), the date of adoption of Statement of Financial Accounting Standards No. 87, has been amortized over the estimated remaining average service life of the employees.

Under the 1990 collective bargaining agreement with the United Mine Workers of America ("UMWA"), the Company agreed to make payments at specified contribution rates for the benefit of the UMWA employees. The trustees of the UMWA pension fund contested the agreement and brought action against the Company. While the case was in litigation, Minerals Group's benefit payments were made into an escrow account for the benefit of union employees. During 1996, the case was settled and the escrow funds were released (Note 18). As a result of the settlement, the Coal subsidiaries agreed to continue their participation in the UMWA 1974 pension plan at defined contribution rates. Under this plan, expense recognized in 1998, 1997 and 1996 was $574, $1,128 and $1,204, respectively.

Expense recognized in 1998, 1997 and 1996 for other multi-employer plans was $765, $640 and $843, respectively.

The Company and its subsidiaries also provide certain postretirement health care and life insurance benefits for eligible active and retired employees in the United States and Canada.

For the years 1998, 1997 and 1996, the components of periodic expense for these postretirement benefits were as follows:

                                                         Years Ended December 31
                                                       1998      1997      1996
--------------------------------------------------------------------------------

Service cost--benefits earned during the year       $  1,167    1,610      2,069
Interest cost on accumulated postretirement
   benefit obligation                                 22,412   22,112     20,213
Amortization of losses                                 2,929    1,389      1,128
--------------------------------------------------------------------------------
Total expense                                       $ 26,508   25,111     23,410
================================================================================


The actuarially determined and recorded liabilities for the following postretirement benefits have not been funded.

Reconciliations of the accumulated postretirement benefit obligation, funded status and accrued postretirement benefit cost at December 31, 1998 and 1997 are as follows:



                                                      Years Ended December 31
                                                           1998         1997
------------------------------------------------------------------------------

Accumulated postretirement benefit
   obligation at beginning of year                     $313,921       287,522
Service cost-benefits earned during the year              1,167         1,610
Interest cost on accumulated postretirement
   benefit obligation                                    22,412        22,112
Benefits paid                                           (18,463)      (18,927)
Actuarial loss                                           17,855        21,614
Foreign currency exchange rate changes                      (61)          (10)
------------------------------------------------------------------------------
Total accumulated postretirement benefit
   obligation at end of year                           $336,831       313,921
------------------------------------------------------------------------------

Accumulated postretirement benefit
   obligation at end of year-retirees                $  282,687       255,190
Accumulated postretirement benefit
   obligation at end of year-active participants         54,144        58,731
------------------------------------------------------------------------------
Total accumulated postretirement benefits
   obligation at end of year                           $336,831       313,921
------------------------------------------------------------------------------
Funded status                                         $(336,831)     (313,921)
Unrecognized experience loss                             78,173        63,247
------------------------------------------------------------------------------
Accrued postretirement benefit cost at
   end of year                                        $(258,658)     (250,674)
==============================================================================


The accumulated postretirement benefit obligation was determined using the unit credit method and an assumed discount rate of 7.0% in 1998 and 7.5% in 1997. The assumed health care cost trend rate used in 1998 was 6.62% for pre-65 retirees, grading down to 5% in the year 2001. For post-65 retirees, the assumed trend rate in 1998 was 5.95%, grading down to 5% in the year 2001. The assumed Medicare cost trend rate used in 1998 was 5.73%, grading down to 5% in the year 2001.

A percentage point increase each year in the assumed health care cost trend rate used would have resulted in an increase of approximately $3,300 in the aggregate service and interest components of expense for the year 1998, and an increase of approximately $37,900 in the accumulated postretirement benefit obligation at December 31, 1998.

A percentage point decrease each year in the assumed health care cost trend rate would have resulted in a decrease of approximately $3,100 in the aggregate service and interest components of expense for the year 1998 and a decrease of approximately $35,700 in the accumulated postretirement benefit obligation at December 31, 1998.

The Company also sponsors a Savings-Investment Plan to assist eligible employees in providing for retirement or other future financial needs. Employee contributions are matched at rates of 50% to 125% up to 5% of compensation (subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended). Contribution expense under the plan aggregated $7,745 in 1998, $7,362 in 1997 and $6,875 in 1996.

The Company sponsors other defined contribution benefit plans based on hours worked, tons produced or other measurable factors. Contributions under all of these plans aggregated $986 in 1998, $206 in 1997 and $643 in 1996.

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund to which the Company and certain of its subsidiaries (the "Pittston Companies") are jointly and severally liable for annual premiums for assigned beneficiaries, together with a pro rata share or certain beneficiaries who never worked for such employers ("unassigned beneficiaries"), in amounts determined on the basis set forth in the Health Benefit Act. For 1998, 1997 and 1996, these amounts, on a pretax basis, were approximately $9,600, $9,300 and $10,400, respectively. The Company currently estimates that the annual liability under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue at approximately $10,000 per year for the next several years and should begin to decline thereafter as the number of such assigned beneficiaries decreases. As a result of legal developments in 1998 involving the Health Benefit Act, the Company experienced an increase in its assessments under the Health Benefit Act for the twelve month period beginning October 1, 1998, approximating $1,700, $1,100 of which relates to retroactive assessments for years prior to 1998. This increase consists of charges for death benefits which are provided for by the Health Benefit Act, but which previously have been covered by other funding sources. As with all the Company's Health Benefit Act assessments, this amount is to be paid in 12 equal monthly installments over the plan year beginning October 1, 1998. The Company is unable to determine at this time whether any other additional amounts will apply in future plan years.

Based on the number of beneficiaries actually assigned by the Social Security Administration, the Company estimates the aggregate pretax liability relating to the Pittston Companies' remaining beneficiaries at approximately $216,000, which when discounted at 7.0% provides a present value estimate of approximately $99,000. The Company accounts for its obligations under the Health Benefit Act as a participant in a multi-employer plan and the annual cost is recognized on a pay-as-you-go basis.

In addition, under the Health Benefit Act, the Pittston Companies are jointly and severally liable for certain post-retirement health benefits for thousands of retired union mine workers and their dependents. Substantially all of the Company's accumulated postretirement benefit obligation as of December 31, 1998 for retirees of $282,687 relates to such retired workers and their beneficiaries.

The ultimate obligation that will be incurred by the Company could be significantly affected by, among other things, increased medical costs, decreased number of beneficiaries, governmental funding arrangements and such federal health benefit legislation of general application as may be enacted. In addition, the Health Benefit Act requires the Pittston Companies to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source and for this and other reasons the Pittston Companies' ultimate obligation for the unassigned beneficiaries cannot be determined.

15. RESTRUCTURING AND OTHER (CREDITS) CHARGES, INCLUDING LITIGATION ACCRUAL

Refer to Note 18 for a discussion of the benefit of the reversal of a litigation accrual related to the Evergreen case of $35,650 in 1996.

At December 31, 1998, Pittston Coal had a liability of $25,213 for various restructuring costs which was recorded as restructuring and other charges in the Statement of Operations in years prior to 1995. Although coal production has ceased at the mines remaining in the accrual, Pittston Coal will incur reclamation and environmental costs for several years to bring these properties into compliance with federal and state environmental laws. However, management believes that the reserve, as adjusted at December 31, 1998 should be sufficient to provide for these future costs. Management does not anticipate material additional future charges to operating earnings for these facilities, although continual cash funding will be required over the next several years.

The initiation, in 1996, of a state tax credit for coal produced in Virginia, along with favorable labor negotiations and improved metallurgical market conditions for medium volatile coal, led management to continue operating an underground mine and a related coal preparation and loading facility previously included in the restructuring reserve. As a result of these decisions, Pittston Coal reversed $11,649 of the reserve in 1996. The 1996 reversal included $4,778 related to estimated mine and plant closures, primarily reclamation, and $6,871 in employee severance and other benefit costs. As a result of favorable workers' compensation claim development, Pittston Coal reversed $1,479 and $3,104 in 1998 and 1997, respectively.

The following table analyzes the changes in liabilities during the last three years for facility closure costs recorded as restructuring and other charges:



                                                                Employee
                                                        Mine Termination,
                                            Leased       and    Medical
                                         Machinery     Plant        and
                                               and   Closure  Severance
(In thousands)                           Equipment     Costs      Costs    Total
================================================================================

Balance December 31, 1995                 $  1,218    28,983    36,077    66,278
Reversals                                       --     4,778     6,871    11,649
Payments (a)                                   842     5,499     3,921    10,262
Other reductions (b)                            --     6,267        --     6,267
--------------------------------------------------------------------------------
Balance December 31, 1996                      376    12,439    25,285    38,100
Reversals                                       --        --     3,104     3,104
Payments (c)                                   376     1,764     2,010     4,150
Other                                           --       468      (468)       --
--------------------------------------------------------------------------------
Balance December 31, 1997                 $     --    11,143    19,703    30,846
Reversals                                       --        --     1,479     1,479
Payments (d)                                    --     1,238     1,917     3,155
Other reductions (b)                            --       999        --       999
--------------------------------------------------------------------------------
Balance December 31, 1998                 $     --     8,906    16,307    25,213
================================================================================


(a) Of the total payments made in 1996, $5,119 was for liabilities recorded in years prior to 1993, $485 was for liabilities recorded in 1993 and $4,658 was for liabilities recorded in 1994.

(b) These amounts represent the assumption of liabilities by third parties as a result of sales transactions.

(c) Of the total payments made in 1997, $3,053 was for liabilities recorded in years prior to 1993, $125 was for liabilities recorded in 1993 and $972 was for liabilities recorded in 1994.

(d) Of the total payments made in 1998, $2,491 was for liabilities recorded in years prior to 1993, $10 was for payments recorded in 1993 and $654 was for liabilities recorded in 1994.


During the next twelve months, expected cash funding of these charges will be approximately $3,000 to $5,000. The liability for mine and plant closure costs is expected to be satisfied over the next eight years, of which approximately 34% is expected to be paid over the next two years. The liability for workers' compensation is estimated to be 42% settled over the next four years with the balance paid during the following five to eight years.

16. OTHER OPERATING INCOME

Other operating income generally includes royalty income, gains on sales of assets and foreign exchange transactions gains and losses. Other operating income also includes the Company's share of net income of unconsolidated affiliated companies carried on the equity method of $1,602, $539 and $2,103 for 1998, 1997 and 1996, respectively.

Summarized financial information presented includes the accounts of the following equity affiliates (a):



                                              Ownership
                                   At December 31, 1998
-------------------------------------------------------

Servicio Pan Americano De Protection, S.A.          20%
  (Mexico)
Brink's Panama, S.A.                                49%
Brink's Peru, S.A.                                  36%
Security Services (Brink's Jordan), W.L.L.          45%
Brink's-Allied Limited (Ireland)                    50%
Brink's Arya India Private Limited                  40%
Brink's Pakistan (Pvt.) Limited                     49%
Brink's (Thailand) Ltd.                             40%
BAX International Forwarding Ltd. (Taiwan)        33.3%
Mining Project Investors Limited (Australia)(b)   51.5%
MPI Gold (USA) (b)                                51.5%
=======================================================



                               1998      1997      1996
-------------------------------------------------------

Revenues                   $638,624   728,815   415,216
Gross profit                 56,471    97,976    78,900
Net income (loss)              (204)    4,427    11,160
Current assets               82,771   131,160   209,089
Noncurrent assets           113,167   215,531   217,445
Current liabilities          76,990   153,247   192,679
Noncurrent liabilities       43,138    84,170   117,952
Net equity                   75,810   109,274   115,903
=======================================================

(a) Also includes amounts related to equity affiliates who were either sold prior to December 31, 1998, became consolidated affiliates through increased ownership prior to December 31, 1998 (most notably Brink's S.A. France and Brink's Schenker Germany) or converted to cost investment. All amounts for such affiliates are presented pro-rata, where applicable.

(b) 45% ownership on a fully diluted basis.

Undistributed earnings of such companies included in consolidated retained earnings approximated $14,600 at December 31, 1998.

17. SEGMENT INFORMATION

The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods.

The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

The Company has five reportable segments: Brink's, BHS, BAX Global, Pittston Coal and Mineral Ventures. Management has determined these reportable segments based on how resources are allocated and how operational decisions are made. The Company's reportable segments are business units that offer different types of products and services. Management evaluates performance and allocates resources based on operating profit or loss excluding corporate allocations.

Brink's is a worldwide security transportation and services company and BHS installs and monitors residential security systems in the United States and Canada. BAX Global provides global expedited freight transportation services. BAX Global also provides global non-expedited freight services including supply chain management services. Pittston Coal produces and markets low sulphur steam coal used for the generation of electricity. It also mines and markets high quality metallurgical coal for steel production worldwide. Mineral Ventures is a gold production and exploration company which has interests in a gold mine in Australia and explores for gold and base metals in Australia and Nevada.


Operating segment information is as follows:


                                        Years Ended December 31
                                1998             1997             1996
------------------------------------------------------------------------

Net Sales and Operating Revenues:
BAX Global                   $1,776,980        1,662,338        1,484,869
Brink's                       1,247,681          921,851          754,011
BHS                             203,586          179,583          155,802
Pittston Coal                   503,302          612,907          677,393
Mineral Ventures                 15,333           17,719           19,120
-------------------------------------------------------------------------
Consolidated net sales
 and operating revenues(a)   $3,746,882        3,394,398        3,091,195
=========================================================================
Operating Profit (Loss)
BAX Global (b)                $   (628)          63,264           64,604
Brink's (c)                      98,420           81,591           56,823
BHS (d)                          53,032           52,844           44,872
Pittston Coal (e)                 3,207           12,217           20,034
Mineral Ventures (f)             (1,031)          (2,070)           1,619
-------------------------------------------------------------------------
Segment operating profit        153,000          207,846          187,952
General Corporate expense       (27,857)         (19,718)         (21,445
-------------------------------------------------------------------------
Consolidated operating profit $ 125,143          188,128          166,507
=========================================================================



(a)Includes US revenues of $2,256,955,  $2,246,575 and $2,128,573 in 1998, 1997
and 1996, respectively.

(b) The 1998 amounts include additional expenses of approximately $36,000 related to the termination or rescoping of certain information technology projects (approximately $16,000), increased provisions on existing accounts receivable (approximately $13,000) and approximately $7,000 primarily related to severance expenses associated with BAX Global's redesign of its organizational structure. 1997 amounts include $12,500 of consulting expenses related to the redesign of BAX Global's business processes and information systems architecture.

(c) Includes equity in net income of unconsolidated affiliates of $1,235 in 1998, $1,471 in 1997 and $1,941 in 1996.

(d) As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase operating profit by $6,114 in 1998, $4,943 in 1997 and $4,539 in 1996 (Note 4). BHS changed its annual depreciation rate in 1997 resulting in a reduction of depreciation expense for capitalized installation costs of $8,915 (Note 4).

(e) Operating profit includes a benefit from restructuring and other credits, including litigation accrual aggregating $1,479, $3,104 and $47,299 in 1998, 1997 and 1996, respectively (Note 15). Operating profit in 1996 also includes a charge of $29,948 related to the adoption of FAS 121 (Note 1).

(f) Includes equity in net income (loss) of unconsolidated affiliates of $438 in 1998, ($671) in 1997 and $302 in 1996.


                                Years Ended December 31
                                 1998      1997    1996
-------------------------------------------------------

CAPITAL EXPENDITURES:
BAX Global                  $  76,115    31,307  59,470
Brink's                        74,716    49,132  34,072
BHS                            81,420    70,927  61,522
Pittston Coal                  21,221    22,285  18,881
Mineral Ventures                4,282     4,544   3,714
General Corporate                 583       613   5,950
-------------------------------------------------------
Consolidated capital
 expenditures               $ 258,337   178,808 183,609
=======================================================
DEPRECIATION, DEPLETION AND
AMORTIZATION:
BAX Global                   $ 35,287    29,667  23,254
Brink's                        45,742    30,758  24,293
BHS                            36,630    30,344  30,115
Pittston Coal                  33,275    35,351  34,632
Mineral Ventures                2,735     1,968   1,856
General Corporate                 684       663     468
-------------------------------------------------------
Consolidated depreciation,
 depletion and amortization  $154,353   128,751 114,618
=======================================================


                                  As of December 31
                              1998      1997    1996
--------------------------------------------------------
Assets:
BAX Global                $  765,185   690,144   617,784
Brink's (a)                  679,718   441,138   340,922
BHS                          230,357   193,027   149,992
Pittston Coal                528,468   549,576   594,772
Mineral Ventures (b)          18,733    20,432    22,826
--------------------------------------------------------
Identifiable assets       $2,222,461 1,894,317 1,726,296
General Corporate
  (primarily cash,
  investments, advances
  and deferred pension
  assets)                    108,676   101,627    106,307
--------------------------- -------- ---------- ---------
Consolidated assets(c)    $2,331,137 1,995,944  1,832,603
=========================================================


(a) Includes investments in unconsolidated equity affiliates of $14,994, $27,241 and $26,497 in 1998, 1997 and 1996, respectively.

(b) Includes investments in unconsolidated equity affiliates of $5,034, $6,349 and $8,408 in 1998, 1997 and 1996, respectively.

(c) Includes long-lived assets (property, plant and equipment) located in the US of $509,349, $476,991 and $433,955 as of December 31, 1998, 1997 and 1996,
respectively.


18. LITIGATION

In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6,600 and $11,200 and to be incurred over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The estimate of costs and the timing of payments could change as a result of changes to the remediation plan required, changes in the technology available to treat the site, unforeseen circumstances existing at the site and additional cost inflation.

The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995, the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. On appeal, the Third Circuit reversed the District Court and held that the insurers could not deny coverage for the reasons stated by the District Court, and the case was remanded to the District Court for trial. In the latter part of 1998, the Company concluded a settlement with its comprehensive general liability insurer and has settlements with three other groups of insurers. If these settlements are consummated, only one group of insurers will be remaining in this coverage action. In the event the parties are unable to settle the dispute with this group of insurers, the case is scheduled to be tried in June 1999. Management and its outside legal counsel continue to believe that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, based on estimates of potential liability, probable realization of insurance recoveries, related developments of New Jersey law, and the Third Circuit's decision, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation of the Tankport site will not significantly adversely impact the Company's results of operations or financial position.

In 1988, the trustees of the 1950 Benefit Trust Fund and the 1974 Pension Benefit Trust Funds (the "Trust Funds") established under collective bargaining agreements with the UMWA brought an action (the "Evergreen Case") against the Company and a number of its coal subsidiaries claiming that the defendants are obligated to contribute to such Trust Funds in accordance with the provisions of the 1988 and subsequent National Bituminous Coal Wage Agreements, to which neither the Company nor any of its subsidiaries is a signatory. In 1993, the Company recognized in its consolidated financial statements the potential liability that might have resulted from an ultimate adverse judgment in the Evergreen Case (Notes 14 and 15).

In late March 1996, a settlement was reached in the Evergreen Case. Under the terms of the settlement, the coal subsidiaries which had been signatories to earlier National Bituminous Coal Wage Agreements agreed to make various lump sum payments in full satisfaction of all amounts allegedly due to the Trust Funds through January 31, 1996, to be paid over time as follows: approximately $25,800 upon dismissal of the Evergreen Case and the remainder of $24,000 in installments of $7,000 in 1996 and $8,500 in each of 1997 and 1998. The first payment was entirely funded through an escrow account previously established by the Company. The second, third and fourth (last) payments were paid according to schedule and were funded from cash provided by operating activities. In addition, the coal subsidiaries agreed to future participation in the UMWA 1974 Pension Plan.

As a result of the settlement of the Evergreen Case at an amount lower than those previously accrued, the Company recorded a pretax gain of $35,650 ($23,173 after-tax) in the first quarter of 1996 in its consolidated financial statements.

19. COMMITMENTS

At December 31, 1998, the Company had contractual commitments for third parties to contract mine or provide coal to the Company. Based on the contract provisions these commitments are currently estimated to aggregate approximately $202,033 and expire from 1999 through 2005 as follows:

                            1999            $ 60,563
                            2000              38,186
                            2001              38,036
                            2002              38,036
                            2003              13,814
                            2004               7,656
                            2005               5,742


Spending under the contracts was $72,086 in 1998, $91,119 in 1997 and $99,161 in 1996.

20. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31, 1998, 1997 and 1996, cash payments for income taxes, net of refunds received, were $27,745, $30,677 and $26,412, respectively.

For the years ended December 31, 1998, 1997 and 1996, cash payments for interest were $38,126, $26,808 and $14,659, respectively.

In connection with the June 1997 acquisition of Cleton & Co. ("Cleton"), the Company assumed the equivalent of US $10,000 of Cleton debt, of which the equivalent of approximately US $6,000 was outstanding at December 31, 1997.

During 1998, the Company recorded the following noncash investing and financing activities in connection with the acquisition of substantially all of the remaining shares of its Brink's affiliate in France: seller financing of the equivalent of US $27,500 and the assumption of borrowings of approximately US $19,000 and capital leases of approximately US $30,000.

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Tabulated below are certain data for each quarter of 1998 and 1997. The first three quarters of 1997 net income per share amounts have been restated to comply with SFAS No. 128,

"Earnings Per Share." Third quarter 1997 amounts have been reclassified to include $3,948 of revenues and transportation expenses from Cleton, which was acquired in June 1997.

                                                          1st           2nd            3rd              4th
--------------------------------------------------------------------------------------------------------------
1998 Quarters:

Net sales and operating
   revenues                                             $862,664       927,104       968,932           988,182
Gross profit                                             122,729       135,146       149,278           150,398
Net income(a),(b)                                         12,828        20,762           211            32,255

Net income per Brink's Group common share:
Basic                                                   $    .44           .53           .52               .55
Diluted                                                      .44           .52           .51               .55

Net income (loss) per BAX Group common share:
Basic (a)                                               $   (.15)          .05         (1.13)              .56
Diluted                                                     (.15)          .05         (1.13)              .56

Net income (loss) per Minerals Group common share:
Basic (b)                                               $   (.26)         (.20)          .14
Diluted                                                     (.26)         (.20)          .14
--------------------------------------------------------------------------------------------------------------
1997 Quarters:

Net sales and operating
   revenues                                             $781,676       826,154       874,449           912,119
Gross profit                                             109,445       118,884       143,136           143,567
Net income (b) (c)                                        21,341        14,663        36,337            37,857

Net income per Brink's Group common share:
Basic                                                   $    .40           .46           .51               .55
Diluted                                                      .40           .46           .50               .54

Net income (loss) per BAX Group common share:
Basic (c)                                               $    .26          (.10)          .82               .68
Diluted                                                      .26          (.10)          .80               .66

Net income (loss) per Minerals Group common share:
Basic (b)                                               $    .01          (.26)          .02               .32
Diluted                                                      .01          (.26)          .02               .32
==============================================================================================================


(a) The third quarter of 1998 includes additional expenses of approximately $36,000 ($22,680 after-tax; $1.17 per share) related to the termination or rescoping of certain information technology projects (approximately $16,000 pre-tax), increased provisions on existing accounts receivable (approximately $13,000 pre-tax), and approximately $7,000 (pre-tax) primarily related to severance expenses associated with BAX Global's redesign of its organizational structure.

(b) The fourth quarters of 1998 and 1997 include the reversal of excess restructuring liabilities of $1,479 ($961 after-tax; $0.11 per share) and $3,104 ($2,108 after-tax; $0.25 per share), respectively.

(c) The second quarter of 1997 includes $12,500 pre-tax ($7,900 after-tax; $0.40 per share) of consulting expenses related to the redesign of BAX Global's business processes and new information systems architecture.


22. SUBSEQUENT EVENT

Effective March 15, 1999, under the Company's preferred share purchase program, the Company purchased 84 shares of the Convertible Preferred Stock at $250 per share for a total cost approximating $21,000. The excess of the carrying amount over the cash paid for the repurchase was approximately $19,000. In addition, on March 12, 1999, the Board authorized an increase in the remaining authority to repurchase Convertible Preferred Stock by $4,300.

As discussed in Note 10, the Available Minerals Dividend is impacted by activity that affects shareholders' equity or the fair value of the net assets of the Minerals Group. The purchase amount noted above reduces the Available Minerals Dividend Amount as currently calculated. Accordingly, the purchase of the Convertible Preferred Stock plus recent financial performance of the Minerals Group is expected to significantly reduce or eliminate the ability to pay dividends on the Minerals Group Common Stock.


Common Stock
=======================================================
                              Market Price   Declared
                              High    Low    Dividends
-------------------------------------------------------
1998

BRINK'S GROUP
1st Quarter              $  42.88   37.25   $   .025
2nd Quarter                 41.44   35.56       .025
3rd Quarter                 39.13   31.31       .025
4th Quarter                 37.13   28.00       .025

BAX GROUP (a)
1st Quarter              $  25.88   15.00   $    .06
2nd Quarter                 19.13   14.75        .06
3rd Quarter                 15.69    6.44        .06
4th Quarter                 11.25    5.31        .06

MINERALS GROUP (b)
1st Quarter               $  9.75    7.63   $  .1625
2nd Quarter                  8.88    4.81       .025
3rd Quarter                  5.75    2.75       .025
4th Quarter                  3.50    1.94       .025
-------------------------------------------------------
1997

BRINK'S GROUP
1st Quarter              $  29.75   25.25   $   .025
2nd Quarter                 32.88   25.38       .025
3rd Quarter                 41.94   29.63       .025
4th Quarter                 42.13   33.44       .025

BAX GROUP (a)
1st Quarter              $  21.13   18.50   $    .06
2nd Quarter                 29.00   20.50        .06
3rd Quarter                 30.81   23.25        .06
4th Quarter                 31.00   24.31        .06

MINERALS GROUP (b)
1st Quarter              $  16.88   12.88   $  .1625
2nd Quarter                 14.63   11.00      .1625
3rd Quarter                 12.25   10.06      .1625
4th Quarter                 11.38    6.63      .1625
====================================================



(a) Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of the Pittston Burlington Group were changed to Pittston BAX Group Common Stock and Pittston BAX Group, respectively. All rights and privileges of the holders of such Stock are otherwise unaffected by such changes. The stock continues to trade on the New York Stock Exchange under the symbol "PZX".

(b) Dividends on Minerals Stock are limited by the Available Minerals Dividend Amount. See Notes 10 and 22 and Management's Discussion and Analysis.

During 1998 and 1997, Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock") traded on the New York Stock Exchange under the ticker symbols "PZB", "PZX", and "PZM", respectively.

As of March 2, 1999, there were approximately 4,800 shareholders of record of Brink's Stock, approximately 4,300 shareholders of record of BAX Stock and approximately 3,900 shareholders of record of Minerals Stock.