Form 10-K, Exhibit 13
period 1998-12-31
PITTSTON CO
filed 1999-03-23
CIK 78890

Pittston BAX Group
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

The following Selected Financial Data reflects the results of operations and financial position of the businesses which comprise Pittston BAX Group ("BAX Group") and should be read in connection with the BAX Group's financial statements. The financial information of the BAX Group, Pittston Brink's Group ("Brink's Group") and Pittston Minerals Group ("Minerals Group") supplements the consolidated financial information of The Pittston Company and Subsidiaries (the "Company") and, taken together, includes all accounts which comprise the corresponding consolidated financial information of the Company.

FIVE YEARS IN REVIEW

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         1998             1997             1996         1995          1994
======================================================================================================================
SALES AND INCOME (a):
Operating revenues                           $1,776,980        1,662,338        1,484,869    1,403,195     1,215,284
Net income (loss)                               (13,091)          32,348           33,801       32,855        38,356
----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION (a):
Net property, plant and equipment            $  205,371          128,632          113,283       72,171        44,442
Total assets                                    775,298          701,443          635,398      572,077       521,516
Long-term debt, less current maturities          98,191           37,016           28,723       26,697        41,906
Shareholder's equity                            300,270          323,710          304,989      271,853       240,880
----------------------------------------------------------------------------------------------------------------------
AVERAGE PITTSTON BAX GROUP
COMMON SHARES OUTSTANDING (b), (c):
Basic                                            19,333           19,448           19,223       18,966        18,892
Diluted                                          19,333           19,993           19,681       19,596        19,436
----------------------------------------------------------------------------------------------------------------------
PITTSTON BAX GROUP COMMON
   SHARES OUTSTANDING (b):                       20,825           20,378           20,711       20,787        20,798
----------------------------------------------------------------------------------------------------------------------
Per Pittston BAX Group Common
Share (b), (c):
Net income (loss):
Basic                                        $   (0.68)             1.66            1.76          1.73          2.03
Diluted                                          (0.68)             1.62            1.72          1.68          1.97
Cash dividends                                    0.24               .24             .24           .22           .22
Book value (d)                                   15.83             16.59           15.70         14.30         12.74
=====================================================================================================================

(a) See Management's Discussion and Analysis for discussion of additional expenses and special consulting costs.

(b) All share and per share data presented reflects the completion of the Brink's Stock Proposal which occurred on January 18, 1996. Shares outstanding at the end of the period include shares outstanding under the Company's Employee Benefits Trust of 1,858 shares, 868 shares, 1,280 shares, 1,777 shares and 1,890 shares at December 31, 1998, 1997, 1996, 1995 and 1994, respectively. Average shares outstanding do not include these shares. The initial dividends of BAX Stock were paid on March 1, 1996. Dividends paid by the Company on Services Stock have been attributed to the BAX Group in relation to the initial dividends paid on the BAX and Brink's Stocks.

(c) The net income per share amounts prior to 1997 have been restated, as required, to comply with Statement of Financial Accounting Standards, No. 128, "Earnings Per Share." For further discussion of net income per share, see Note 10 to the BAX Group Financial Statements.

(d) Calculated based on the number of shares outstanding at the end of the period excluding shares outstanding under the Company's Employee Benefits Trust.

Pittston BAX Group
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------


The financial statements of the Pittston BAX Group (the "BAX Group") include the balance sheets, results of operations and cash flows of the BAX Global Inc. ("BAX Global") operations of The Pittston Company (the "Company") and a portion of the Company's corporate assets and liabilities and related transactions which are not specifically identified with operations of a particular segment. The BAX Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements. Corporate amounts reflected in these financial statements are determined based upon methods which management believes to provide a reasonable and equitable estimate of costs, assets and liabilities attributable to the BAX Group.

The Company provides holders of the Pittston BAX Group Common Stock ("BAX Stock") separate financial statements, financial reviews, descriptions of business and other relevant information for the BAX Group in addition to consolidated financial information of the Company. Holders of BAX Stock are shareholders of the Company, which continues to be responsible for all its liabilities. Therefore, financial developments affecting the BAX Group, the Pittston Brink's Group (the "Brink's Group") or the Pittston Minerals Group (the "Minerals Group") that affect the Company's financial condition could therefore affect the results of operations and financial condition of each of the Groups. Accordingly, the Company's consolidated financial statements must be read in connection with the BAX Group's financial statements.

Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of the Pittston Burlington Group were changed to Pittston BAX Group Common Stock and Pittston BAX Group, respectively. All rights and privileges of the holders of such Stock are otherwise unaffected by such changes. The stock continues to trade on the New York Stock Exchange under the symbol "PZX".

The following discussion is a summary of the key factors management considers necessary in reviewing the BAX Group's results of operations, liquidity and capital resources. This discussion must be read in conjunction with the financial statements and related notes of the BAX Group and the Company.

RESULTS OF OPERATIONS

                                                YEARS ENDED DECEMBER 31
(IN THOUSANDS)                         1998            1997                  1996
-----------------------------------------------------------------------------------
BAX Global:
Operating revenues:
   Americas                        $1,181,274      1,142,495             1,027,950
   Atlantic                           325,975        305,598               282,299
   Pacific                            314,104        250,584               216,170
Eliminations/other                    (44,373)       (36,339)              (41,550)
                                   -----------------------------------------------
Total operating revenues           $1,776,980      1,662,338             1,484,869
                                   ===============================================
BAX Global:
Operating profit (loss):
   Americas                         $  55,936         69,124                60,505
   Atlantic                             5,564          7,333                 4,571
   Pacific                             12,787         11,553                 9,679
   Other                              (74,915)       (24,746)              (10,151)
                                   -----------------------------------------------
Segment operating profit (loss)     $    (628)        63,264                64,604
General corporate expense             (10,363)        (6,859)               (7,433)
                                   -----------------------------------------------
Total operating profit (loss)         (10,991)        56,405                57,171
                                   ===============================================
Depreciation and amortization
   BAX Global                       $  35,287         29,667                23,254
   General corporate                      240            238                   173
                                   -----------------------------------------------
Total depreciation and amortization $  35,527         29,905                23,427
                                   ===============================================
Cash capital expenditures
   BAX Global                       $  75,648         30,955                59,238
   General corporate                      166            109                 2,083
                                   -----------------------------------------------
Total cash capital expenditures     $  75,814         31,064                61,321
                                   ===============================================

BAX Global operates in three geographic regions: the Americas, which includes the domestic and export business of the United States ("USA"), Latin America and Canada; the Atlantic which includes Europe and Africa; and the Pacific which includes Asia and Australia. Each region provides both expedited and non-expedited freight services. Revenues and profits on expedited freight services are shared among the origin and destination countries on all export volumes. Accordingly, the USA, as the largest exporter, significantly impacts the trend of results in worldwide expedited freight services. Non-expedited freight services primarily includes supply chain management and ocean freight services. In addition, BAX Global operates a federally certificated airline, Air Transport International ("ATI"). ATI's results, net of intercompany eliminations, are included in the Americas region. Eliminations/other revenues primarily include intercompany revenue eliminations on shared services. Other operating loss primarily consists of global support costs including global IT costs and goodwill amortization. In 1998, other operating loss also includes additional expenses of approximately $36 million (discussed below). In 1997, other operating loss also includes special consulting expenses of $12.5 million.

The BAX Group reported a net loss of $13.1 million ($0.68 per share) in 1998 as compared to net income of $32.3 million ($1.62 per share) in 1997. Total revenues during 1998 increased $114.6 million (7%) as compared to 1997. The BAX Group reported an operating loss of $11.0 million in 1998 as compared to an operating profit of $56.4 million in 1997. Results for 1998 were adversely affected by additional expenses of approximately $36 million, discussed below, combined with a decrease in the effective tax rate which resulted in a lower tax benefit. Results in 1997 included special consulting expenses of $12.5 million related to the redesign of BAX Global's business processes and new information systems architecture, partially offset by benefits from additional volumes of freight during a Teamsters' strike against United Parcel Service (the "UPS Strike") during the year.

In 1997, the BAX Group reported net income of $32.3 million ($1.62 per share) as compared to net income of $33.8 million ($1.72 per share) in 1996. While revenues during 1997 increased $177.5 million (12%) as compared to 1996, operating profit decreased $0.8 million in 1997 to $56.4 million from $57.2 million reported in 1996. Results for 1997 were adversely impacted by the charge of $12.5 million for special consulting expenses, offset, in part, by benefits from the UPS Strike.

The following is a discussion of the $36 million of additional expenses incurred by BAX Global in 1998:

During early 1997, BAX Global began an extensive review of the company's information technology ("IT") strategy. Through this review, senior management from around the world developed a new global strategy to improve business processes with an emphasis on new information systems intended to enhance productivity and improve the company's competitive position, as well as address and remediate the company's Year 2000 compliance issues. The company ultimately committed up to $120 million to be spent from 1997 to early 2000 to improve information systems and complete Year 2000 initiatives.

However, in conjunction with priorities established by BAX Global's new president and chief executive officer, who joined the company in June 1998, senior management re-examined this global IT strategy. It was determined that the critical IT objectives needed to be accomplished by the end of 1999 were Year 2000 compliance and the consolidation and integration of certain key operating and financial systems, supplemented by process improvement initiatives to enhance these efforts. As a result of this re-examination, senior management determined that certain non-critical, in-process IT software development projects that were begun in late 1997 under the BAX Process Innovation
("BPI") project would be terminated. Therefore, costs relating to these projects, which had previously been capitalized, were written off during the third quarter of 1998. Also as a result of this re-examination, certain existing software applications were found to have no future service potential or value. The combined carrying amount of these assets, which were written off, approximated $16 million. It is management's belief at this time that the current ongoing information technology initiatives that originated from the previously mentioned BPI project are necessary and will be successfully completed and implemented. Such costs are included in selling, general and administrative expenses in the statement of operations for the year ended December 31, 1998.

The Company's BAX Global operations recorded provisions aggregating approximately $13 million related to accounts receivable in the third quarter of 1998. These provisions were needed primarily as the result of the deterioration of the economic and operating environments in certain international markets, primarily Asia/Pacific and Latin America. As a result of a comprehensive review of accounts receivables, undertaken in response to that deterioration, such accounts receivable were not considered cost effective to pursue further and/or improbable of collection. The majority of the additional provisions were included in selling, general and administrative expenses in the statement of operations for the year ended December 31, 1998.

During the third quarter of 1998, BAX Global recorded severance and other expenses of approximately $7 million. The majority of these expenses related to an organizational realignment proposed by newly elected senior management which included a resource streamlining initiative that required the elimination, consolidation or restructuring of approximately 180 employee positions. The positions reside primarily in the USA and in BAX Global's Atlantic region and include administrative and management-level positions. The estimated costs of severance benefits for terminated employees are expected to be paid through early to mid-1999. At this time management has no plans to institute further organizational changes which would require significant costs related to involuntary terminations. The related charge has been included in selling, general and administrative expenses in the statement of operations for the year ended December 31, 1998.

The recent deterioration of economic conditions primarily in Latin America and Asia/Pacific have impacted the financial results of BAX Global through the accrual of additional provisions for receivables in those regions in the second, third and fourth quarters of 1998. The potential for further deterioration of the economies in those regions could again negatively impact the company's results of operations in the future.

BAX GLOBAL

The following is a table of selected financial data for BAX Global on a comparative basis:

(Dollars in thousands-except per         Years Ended December 31
 pound/shipment amounts)                1998       1997       1996
=======================================================================
Worldwide expedited freight services:
   Weight growth rate (a)                 3.8%       8.9%       2.9%
   Shipment growth rate (a)              (9.7%)     12.0%       1.3%
   Weight (million pounds)              1,615.5    1,556.6    1,430.0
   Shipments (thousands)                 5,238      5,798      5,179
=======================================================================
Expedited freight services average:
   Yield (revenue per pound) (b)        $0.941      0.957      0.935
   Revenue per shipment (b)             $ 290        257        258
   Weight per shipment (pounds)           308        268        276
=======================================================================

(a) Compared to the same period in the prior year.

(b) Prior years' international expedited freight revenues have been reclassified to conform to the current year's classification.

BAX Global's worldwide operating revenues increased 7% to $1.8 billion in 1998 as compared to $1.7 billion in 1997, with increases in all geographic regions. BAX Global reported an operating loss of $0.6 million, including the additional expenses of $36 million, as compared to an operating profit of $63.3 million reported in 1997, which included the previously mentioned special consulting expenses of $12.5 million.

Revenues in the Americas increased $38.8 million (3%) in 1998 as compared to 1997, while operating profit decreased from $69.1 million to $55.9 million for the same period. The increase in revenue was primarily due to the inclusion of revenues from the recently acquired ATI. Expedited freight services revenues decreased due to lower volumes and lower average yield. The yield in 1998 was negatively impacted by economic conditions in Asia, resulting in less traffic traveling to the higher yielding Asian markets. In addition, 1997 reflects higher average pricing, which benefited from the UPS Strike, as well as shipment surcharges which were phased out in early 1998. The decrease in operating profit in the Americas region, is due to higher levels of transportation and operating costs, as a percentage of revenues, in the USA incurred in anticipation of higher volumes along with higher initial ATI operating costs. Operating profit in 1997 included a benefit from the previously mentioned UPS Strike.

In 1998, Atlantic revenues increased $20.4 million (7%), while operating profit decreased $1.8 million, as compared to 1997. The increase in revenue was due to the full year effect of the 1997 Cleton & Co. ("Cleton") acquisition (discussed below), along with similar effects from the acquisition in late 1997 of an air freight agent in South Africa. Operating profit in the Atlantic decreased due largely to lower operating profits in the United Kingdom which reflected higher recurring IT costs in 1998. Revenues and operating profit in the Pacific increased $63.5 million (25%) and $1.2 million (11%), respectively, in 1998 as compared to a year earlier. The increase in revenue is due to the formation in early 1998 of a joint venture partnership with an air freight agent in South Korea, combined with higher revenues in Singapore resulting from the award of several new supply chain management services contracts during the year. The favorable impacts of these events increased operating profits, which were partially offset by lower operating results in India resulting from increased provisions for bad debts.

Eliminations/other revenue increased during 1998 primarily due to increases in eliminations as a result of increases in revenues. Other operating loss increased $50.2 million primarily due to the inclusion in 1998 of the $36 million aforementioned additional expenses. In addition, higher global IT costs including Year 2000 initiatives significantly impacted other operating loss. Other operating loss in 1997 was negatively impacted by special consulting expenses of $12.5 million.

BAX Global's worldwide operating revenues increased 12% to $1.7 billion in 1997 as compared to $1.5 billion in 1996, with growth across all geographic regions. BAX Global reported operating profit of $63.3 million in 1997, including the aforementioned $12.5 million of consulting expenses, as compared to an operating profit of $64.6 million reported in 1996.

Revenues in the Americas increased $114.5 million (11%) in 1997 as compared to 1996, while operating profit increased from $60.5 million to $69.1 million for the same period. The increase in revenue is primarily due to an increase in expedited freight services which experienced a 9% growth in weight shipped combined with a higher average yield on this volume. The yield in 1997 was higher due to the effects of the UPS Strike coupled with shipment surcharges which were initiated in late 1996. Operating profit in 1997 also benefited from the effects of the UPS Strike, as well as improved margins on USA exports. These benefits were only partially offset by higher transportation expenses associated with additional capacity to improve customer service and by the inclusion in 1996 of Federal excise tax liabilities reductions.

In 1997, Atlantic revenues increased $23.3 million (8%) and operating profit increased $2.8 million, as compared to 1996. The increase in both revenue and profit is due primarily to the expansion of supply chain management services through the Cleton acquisition which is discussed below, and higher results in the United Kingdom, due to an increase in new business.

Revenues and operating profit in the Pacific increased $34.4 million (16%) and $1.9 million (19%), respectively, in 1997 as compared to a year earlier. The increase in both revenue and profit is due to growth in the majority of countries within the region.

Other revenue eliminations decreased $5.2 million in 1997 while the other operating loss increased $14.6 million. The higher level of other operating loss in 1997 is primarily due to the inclusion of the $12.5 million special consulting expenses.

On April 30, 1998, BAX Global acquired the privately held ATI for approximately $29 million in a transaction accounted for as a purchase. ATI is a US-based freight and passenger airline which operates a certificated fleet of DC-8 aircraft providing services to BAX Global and other customers. The ATI acquisition is part of BAX Global's strategy to improve the quality of its service offerings for its customers by increasing its control over flight operations. As a result of this transaction, BAX Global suspended its efforts to start up its own federally certificated airline carrier operations.

In June 1997, BAX Global completed its acquisition of Cleton, a leading logistics provider in the Netherlands. BAX Global acquired Cleton for the equivalent of US $10.7 million in cash and the assumption of the equivalent of US $10.0 million of debt. Additional contingent payments ranging from the current equivalent of US $0 to US $1.6 million will be paid in 1999 based on certain performance criteria of Cleton.

FOREIGN OPERATIONS

A portion of the BAX Group's financial results is derived from activities in a number of foreign countries located in Europe, Asia and Latin America, each with a local currency other than the US dollar. Because the financial results of the BAX Group are reported in US dollars, they are affected by changes in the value of the various foreign currencies in relation to the US dollar. Changes in exchange rates may also adversely affect transactions which are denominated in currencies other than the functional currency. BAX Global periodically enters into such transactions in the course of its business. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency fluctuations may have in any one country on the translated results. BAX Global, from time to time, uses foreign currency forward contracts to hedge transactional risks associated with foreign currencies. (See "Market Risk Exposures" below.) Translation adjustments of net monetary assets and liabilities denominated in the local currency relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains or losses for the period. A subsidiary in Mexico operates in such a highly inflationary economy. Prior to January 1, 1998, the economy in Brazil, in which the BAX Group has a subsidiary, was also considered highly inflationary. As of January 1, 1999, the economy of Mexico will no longer be considered hyperinflationary.

The BAX Group is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of such risks on the BAX Group cannot be predicted.

CORPORATE EXPENSES

A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the BAX Group based upon utilization and other methods and criteria which management believes to provide an equitable and reasonable estimate of the costs attributable to the BAX Group. These attributions were $10.4 million, $6.9 million and $7.4 million in 1998, 1997 and 1996, respectively.

Corporate expenses in 1998 include additional expenses of approximately $5.8 million related to a retirement agreement between the Company and its former Chairman and CEO. Approximately $2.0 million of this $5.8 million of expenses have been attributed to the BAX Group. Corporate expenses in the 1998 period also include costs associated with a severance agreement with a former member of the Company's senior management.

Higher 1996 corporate expenses were primarily due to the relocation of the Company's corporate headquarters to Richmond, Virginia, during September 1996, which amounted to $2.9 million. Approximately $1 million of these costs were attributed to the BAX Group.

OTHER OPERATING INCOME/EXPENSE, NET

Other net operating expense was $0.3 million in 1998 as compared to net operating income of $2.5 million and $1.5 million in 1997 and 1996, respectively. Other operating income/expense principally includes foreign exchange transaction gains and losses, and the changes for the comparable periods are due to normal fluctuations in such gains and losses.

INTEREST EXPENSE, NET

Net interest expense for 1998 increased $2.8 million to $7.2 million and increased $2.8 million in 1997 to $4.4 million from $1.6 million in 1996. The increase in both years is primarily due to the higher levels of debt associated with acquisitions and increased IT expenditures, including those associated with Year 2000 compliance efforts.

OTHER INCOME/EXPENSE, NET

In 1998, other net income was $1.8 million, as compared to a net expense of $0.7 million and $2.0 million in 1997 and 1996, respectively. The increased income in 1998 is due to a gain on the sale of surplus aircraft in 1998, while other net expense in 1996 includes a loss for the termination of an overseas sublease agreement.

INCOME TAXES

In 1998, the credit for income taxes was impacted by significantly higher additional expenses which caused non-deductible items (principally goodwill amortization) to be a more significant factor in calculating the effective tax rate. Accordingly, the calculation of tax benefits on the pre-tax loss for 1998 has been determined using an effective tax rate of 20% which is less than the statutory rate of 35% and less than the 37% rate used in previous years. It is anticipated that the effective tax rate will return to more historic levels in 1999.

The rate used to calculate the provision for income taxes was 37% in 1997 and 1996. These rates exceeded the statutory federal income tax rate of 35% primarily due to provisions for state income taxes and goodwill amortization, partially offset by lower taxes on foreign income.

FINANCIAL CONDITION

A portion of the Company's corporate assets and liabilities has been attributed to the BAX Group based upon utilization of the shared services from which assets and liabilities are generated. Management believes this attribution to provide an equitable and reasonable estimate of the assets and liabilities attributable to the BAX Group.

Corporate assets, which were allocated to the BAX Group consisted primarily of pension assets and deferred income taxes and amounted to $10.1 million at December 31, 1998 and $11.3 million at December 31, 1997.

CASH FLOW REQUIREMENTS

Cash provided by operating activities totaled $97.0 million in 1998, an increase of $25.5 million from $71.5 million in 1997. Although net income decreased $45.4 million, lower funding requirements for working capital and higher non-cash charges more than offset this decrease. Cash generated from operating activities was not sufficient to fund investing (primarily acquisitions, aircraft heavy maintenance and capital expenditures) and share activities. As a result, net cash borrowings approximated $61.1 million.

CAPITAL EXPENDITURES

Cash capital expenditures for 1998 totaled $75.8 million compared to cash capital expenditures in 1997 of $31.1 million. Capital expenditures made during 1998 included expenditures related to the maintenance of ongoing operations and the investment in new information systems.

Cash capital expenditures in 1999 are currently expected to approximate $50 million. The 1999 estimated expenditures are approximately $25 million lower than the 1998 level due to the reduced IT expenditures. In addition to these capital expenditures, BAX Global anticipates spending approximately $50 million on aircraft heavy maintenance in 1999 versus $40.5 million in 1998. The foregoing amounts exclude expenditures that have been or are expected to be financed through capital and operating leases and any acquisition expenditures.

FINANCING

The BAX Group intends to fund capital expenditures through cash flow from operating activities or through operating leases if the latter are financially attractive. Shortfalls, if any, will be financed through the Company's revolving credit agreements and other borrowing arrangements.

Total debt outstanding at December 31, 1998 was $140.9 million an increase of $69.6 million from the $71.3 million reported at December 31, 1997. The net increase in debt primarily reflects additional borrowings related to IT investments and the ATI acquisition in mid-1998.

The Company has a $350.0 million credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100.0 million term loan and permits additional borrowings, repayments and reborrowings of up to an aggregate of $250.0 million. The maturity date of both the term loan and the revolving credit portion of the Facility is May 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates. At December 31, 1998 and 1997, borrowings of $100.0 million were outstanding under the term loan portion of the Facility and $91.6 million and $25.9 million, respectively, of additional borrowings were outstanding under the remainder of the Facility. Of the total outstanding amount under the Facility at December 31, 1998 and 1997, $60.9 million and $10.9 million was attributed to the BAX Group respectively.

In July 1997, the Company repaid the $14.3 million 4% subordinated debentures attributed to the BAX Group, which were outstanding at December 31, 1996. Borrowings under the Facility were used to make this payment.

Under the terms of the Facility, the Company has agreed to maintain at least $400.0 million of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $398 million at December 31, 1998.

RELATED PARTY TRANSACTIONS

At December 31, 1997, under an interest bearing borrowing arrangement, the Minerals Group had no borrowings from the BAX Group at December 31,1998 or 1997.

At December 31, 1998 and 1997, the BAX Group owed the Minerals Group $20.4 million and $18.2 million, respectively, for tax payments representing Minerals Group's tax benefits utilized by the BAX Group in accordance with the Company's tax sharing policy. Approximately $7.0 million of the amount owed at December 31, 1998 is expected to be paid within one year. The BAX Group paid the Minerals Group $3.3 million for the utilization of such tax benefits during 1998.

MARKET RISK EXPOSURES

The BAX Group has activities in a number of foreign countries located in Europe, Asia and Latin America, which expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates, and commodity prices. These financial exposures are monitored and managed by the BAX Group as an integral part of its overall risk management program. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency rate fluctuations may have in any one country on the translated results. The BAX Group's risk management program considers this favorable diversification effect as it measures the BAX Group's exposure to financial markets and as appropriate, seeks to reduce the potentially adverse effects that the volatility of certain markets may have on its operating results.

BAX Global enters into various derivative and non-derivative hedging instruments, as discussed below, to hedge its foreign currency, interest rate, and commodity exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. Management of BAX Global does not expect any losses due to such counterparty default.

The BAX Group assesses interest rate, foreign currency, and commodity risks by continually identifying and monitoring changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The BAX Group maintains risk management control systems to monitor these risks attributable to both BAX Global's outstanding and forecasted transactions as well as offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency rates and commodity prices on BAX Global's future cash flows. BAX Global does not use derivative instruments for purposes other than hedging.

The sensitivity analyses discussed below for the market risk exposures were based on several assumptions. The disclosures with respect to foreign exchange, interest rate, and commodity risks do not take into account forecasted foreign exchange, interest rate, or commodity transactions. Actual results will be determined by a number of factors that are not under management's control and could vary significantly from those disclosed.

Interest Rate Risk

BAX Global primarily uses variable-rate debt denominated in US dollars and foreign currencies, including Singapore dollars and Dutch guilders, to finance its foreign operations. These debt obligations expose BAX Global to variability in interest expense due to changes in the general level of interest rates in these countries.

Based on the overall interest rate level of both US dollar and foreign currency denominated variable rate debt outstanding at December 31, 1998, a hypothetical 10% change (as a percentage of interest rates on outstanding debt) in BAX Global's effective interest rate from year-end 1998 levels would increase or decrease interest expense by approximately $0.8 million. The effect on the fair value of foreign currency denominated fixed rate debt for a hypothetical 10% uniform shift (as a percentage of market interest rates) in the yield curves for interest rates in various countries from year-end 1998 levels would be immaterial.

Foreign Currency Risk

BAX Global has certain exposures to the effects of foreign exchange rate fluctuations on reported results in US dollars of foreign operations. Due in part to the favorable diversification effects resulting from operations in various countries located in Europe, Asia and Latin America, including Canada, Australia, the United Kingdom, France, Holland, South Africa, Mexico, Brazil, Singapore, Japan, and India, BAX Global does not generally enter into foreign exchange hedges to mitigate these exposures. BAX Global is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of domestic and foreign operations. To mitigate these exposures, BAX Global, from time to time, enters into foreign currency forward contracts. The currency contracts outstanding during the period were immaterial to the results of the BAX Group.

In addition, BAX Global has investments in a number of foreign subsidiaries whose assets and liabilities are translated at exchange rates at the balance sheet date. Resulting cumulative translation adjustments are recorded as a separate component of shareholder's equity and expose BAX Global to adjustments resulting from foreign exchange rate volatility.

The effects of a hypothetical simultaneous 10% appreciation in the US dollar from year end 1998 levels against all other currencies of countries in which the BAX Group operates were measured for their potential impact on: 1) translation of earnings into US dollars based on 1998 results, 2) transactional exposures, and 3) translation of balance sheet equity accounts. The hypothetical effects would be approximately $0.9 million unfavorable for the translation of earnings into US dollars, approximately $1.6 million unfavorable earnings effect for transactional exposures, and approximately $7.9 million unfavorable for the translation of balance sheet equity accounts.

Commodities Price Risk

BAX Global consumes jet fuel in the normal course of its business and utilizes derivative instruments to minimize the variability in forecasted cash flows due to adverse price movements in jet fuel. BAX Global enters into forward swap contracts for the purchase of jet fuel to fix a certain portion of BAX Global's forecasted fuel costs at specific price levels. BAX Global also utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of jet fuel.

The following table represents BAX Global's outstanding commodity hedge contracts as of December 31, 1998:

                                  Notional   Average Estimated
(In thousands, except               Amount  Contract      Fair
average contract rates)          (gallons)      Rate     Value
----------------------------------------------------------------
Forward swap contracts:
   Jet fuel purchases (fixed pay)   16,000   $0.4923  $(2,133)
=================================================================

READINESS FOR YEAR 2000: SUMMARY

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. If not corrected, many date-sensitive applications could fail or create erroneous results by or in the year 2000. The BAX Group understands the importance of having systems and equipment operational through the year 2000 and beyond and is committed to addressing these challenges while continuing to fulfill its business obligations to its customers and business partners. BAX has established a year 2000 Project Team intended to make its information technology assets, including embedded microprocessors ("IT assets"), non-IT assets, products, services and infrastructure Year 2000 compliant.

READINESS FOR YEAR 2000: STATE OF READINESS

The BAX Global Year 2000 Project Team has divided its Year 2000 readiness program into five phases: (i) inventory (ii) assess and test, (iii) renovate,
(iv) test and verify and (v) implement. At December 31, 1998, on a global basis, the inventory phase has been completed in the US and Europe and is substantially complete in Asia. During the first quarter of 1999, the inventory phase was completed on a global basis. Assessment of major systems in the Americas and Europe has been completed, with readiness testing now underway. Assessment is currently underway in Asia. Renovation activities for major systems are in process as are replacement activities for non-compliant components and systems that are not scheduled for renovation. Testing has also begun for systems that have been renovated. The BAX Group plans to have completed all phases of its Year 2000 readiness program on a timely basis prior to Year 2000. As of December 31, 1998, more than 30% of the BAX Group's IT and non-IT assets systems have been tested and verified as Year 2000 ready.

As part of its Year 2000 project, the BAX Group has sent comprehensive questionnaires to significant suppliers and others with whom it does business, regarding their Year 2000 readiness and is in the process of identifying any problem areas with respect to these business partners. The BAX Group is relying on such third parties representations regarding their own readiness for Year 2000. The extent to which any of these potential problems may have a material adverse impact on the BAX Group's operations is being assessed and will continue to be assessed throughout 1999.

Further, the BAX Group relies upon government agencies (particularly the Federal Aviation Administration and customs agencies worldwide), utility companies, telecommunication service companies and other service providers outside of its control. According to a recent General Accounting Office report to Congress, some airports will not be prepared for the Year 2000 and the problems these airports experience could impede traffic flow throughout the nation. As with most companies, the BAX Group is vulnerable to significant suppliers' and other third parties inability to remedy their own Year 2000 issues. As the BAX Group cannot control the conduct of its customers, suppliers and other third parties, there can be no guarantee that Year 2000 problems originating with a supplier or another third party will not occur.

READINESS FOR YEAR 2000: COSTS TO ADDRESS

The BAX Group anticipates incurring remediation and acceleration costs for its Year 2000 readiness program. Remediation includes the identification, assessment, remediation and testing phases of the Year 2000 readiness program. Remediation costs include both the costs of modifying existing software and hardware as well as purchases that replace existing hardware and software that is not Year 2000 ready. Acceleration costs include costs to purchase and/or develop and implement certain information technology systems whose implementation have been accelerated as a result of the Year 2000 readiness issue.

Total anticipated remediation and acceleration costs are detailed in the table below:

                                        Acceleration
(In millions)                  Capitalized    Expensed    Total
-------------------------------------------------------------------
Total anticipated Year 2000 costs   $ 18.3         4.8      23.1
Incurred through December 31, 1998    11.5         1.3      12.8
-------------------------------------------------------------------
Remainder                           $  6.8         3.5      10.3
===================================================================

                                         Remediation
                               Capitalized    Expensed    Total
-------------------------------------------------------------------
Total anticipated Year 2000 costs   $  5.0        14.0      19.0
Incurred through December 31, 1998     1.3         8.5       9.8
-------------------------------------------------------------------
Remainder                           $  3.7         5.5       9.2
===================================================================

                                             Total
                               Capitalized    Expensed    Total
-------------------------------------------------------------------
Total anticipated Year 2000 costs   $ 23.3        18.8      42.1
Incurred through December 31, 1998    12.8         9.8      22.6
-------------------------------------------------------------------
Remainder                           $ 10.5         9.0      19.5
====================================================================

READINESS FOR YEAR 2000: THE RISKS OF THE YEAR 2000 ISSUE

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect results of operations, liquidity and financial condition of the BAX Group. The extent to which such a failure may adversely affect operations is being assessed. The BAX Group believes its most reasonably likely worst case scenario is that it will experience a number of minor system malfunctions and errors in the early days and weeks of the Year 2000 that were not detected during its renovation and testing efforts. The BAX Group currently believes that these problems will not be overwhelming and are not likely to have a material effect on the company's operations or financial results. As noted above, the BAX Group is vulnerable to significant suppliers', customers' and other third parties' (particularly government agencies such as the Federal Aviation Administration and customs agencies worldwide) inability to remedy their own Year 2000 issues. As the BAX Group cannot control the conduct of its suppliers or other third parties, there can be no guarantee that Year 2000 problems originating with a supplier, customer or other third party will not occur. However, the BAX Group's program of communication with and assessments of major third parties with whom they do business is intended to minimize any potential risks related to third party failures.

READINESS FOR YEAR 2000: CONTINGENCY PLAN

During the first quarter of 1999, the BAX Group began developing a contingency plan for dealing with its most reasonably likely worst case scenario. The foundation for the BAX Group's Year 2000 readiness program is to ensure that all mission-critical systems are renovated/replaced and tested at least six months prior to when a Year 2000 failure might occur if the program were not undertaken. Year 2000 is the number one priority within the BAX Group's IT organization with full support of the Group's Chief Executive Officer.

READINESS FOR YEAR 2000:  FORWARD LOOKING INFORMATION

This discussion of the BAX Group's readiness for Year 2000, including statements regarding anticipated completion dates for various phases of the BAX Group's Year 2000 project, estimated costs for Year 2000 readiness, the determination of likely worst case scenarios, actions to be taken in the event of such worst case scenarios and the impact on the BAX Group's of any delays or problems in the implementation of Year 2000 initiatives by the BAX Group and/or any public or private sector suppliers and service providers and customers involve forward looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the BAX Group, include, but are not limited to, government regulations and/or legislative initiatives, variation in costs or expenses relating to the implementation of Year 2000 initiatives, changes in the scope of improvements to Year 2000 initiatives and delays or problems in the implementation of Year 2000 initiatives by the BAX Group and/or any public or private sector suppliers and service providers and customers.

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

CONTINGENT LIABILITIES

Under the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), the Company and its majority-owned subsidiaries at July 20, 1992, including certain companies of the BAX Group are jointly and severally liable with certain companies of the Minerals Group and of the Brink's Group for the costs of health care coverage provided for by that Act. For a description of the Health Benefit Act and certain such costs, see Note 14 to the Company's consolidated financial statements. At this time, the Company expects the Minerals Group to discharge its obligations under the Act.

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

The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995, the District Court ruled on various Motions for Summary Judgment. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. On appeal, the Third Circuit reversed the District Court and held that the insurers could not deny coverage for the reasons stated by the District Court, and the case was remanded to the District Court for trial. In the latter part of 1998, the Company concluded a settlement with its comprehensive general liability insurer and has settlements with three other groups of insurers. If these settlements are consummated, only one group of insurers will be remaining in this coverage action. In the event the parties are unable to settle the dispute with this group of insurers, the case is scheduled to be tried in June 1999. Management and its outside legal counsel continue to believe that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, based on estimates of potential liability, probable realization of insurance recoveries, related developments of New Jersey law and the Third Circuit's decision, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation at the Tankport site will not significantly adversely impact the BAX Group's results of operations or financial position.

CAPITALIZATION

The Company has three classes of common stock: BAX Stock, Pittston Brink's Group Common Stock ("Brink's Stock") and Pittston Minerals Group Common Stock ("Minerals Stock") which were designed to provide shareholders with separate securities reflecting the performance of the BAX Group, Brink's Group and Minerals Group, respectively, without diminishing the benefits of remaining a single corporation or precluding future transactions affecting any of the Groups. The BAX Group consists of the BAX Global operations of the Company. The Brink's Group consists of the Brink's, Incorporated ("Brink's") and Brink's Home Security, Inc. ("BHS") operations of the Company. The Minerals Group consists of the Pittston Coal Company ("Pittston Coal") and Pittston Mineral Ventures ("Mineral Ventures") operations of the Company. The Company prepares separate financial statements for the BAX, Brink's and Minerals Groups in addition to consolidated financial information of the Company.

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

Under the share repurchase programs authorized by the Board of Directors of the Company (the "Board"), the Company purchased shares in the periods presented as follows:

(Shares in thousands,                    Years Ended December 31
--------------------------------------------------------------------
dollars in millions)                           1998         1997
--------------------------------------------------------------------
BAX Stock:
   Shares                                     1,047          332
   Cost                                     $  12.7          7.4
Convertible Preferred Stock:
   Shares                                       0.4          1.5
   Cost                                     $   0.1          0.6
   Excess carrying amount (a)               $   0.0          0.1
======================================================================

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years which is deducted from preferred dividends in the Company's Statement of Operations.

The Company had the remaining authority to repurchase an additional $24.2 million of the Convertible Preferred stock as of December 31, 1998. As of December 31, 1998 the Company had remaining authority to purchase over time 1.5 million shares of BAX Stock. The aggregate purchase price limitation for all common stock was $24.7 million at December 31, 1998. The authority to repurchase shares remains in effect in 1999.

DIVIDENDS

The Board intends to declare and pay dividends, if any, on BAX Stock based on the earnings, financial condition, cash flow and business requirements of the BAX Group. Since the Company remains subject to Virginia law limitations on dividends, losses by the Minerals Group or the Brink's Group could affect the Company's ability to pay dividends in respect of stock relating to the BAX Group.

During 1998 and 1997, the Board declared and the Company paid dividends on BAX Stock amounting to $0.24 per share.

In 1998 and 1997, dividends paid on the Convertible Preferred Stock were $3.5 million and $3.6 million, respectively.

ACCOUNTING CHANGES

The BAX Group adopted SFAS No. 130, "Reporting Comprehensive Income," in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Effective January 1, 1998, the BAX Group implemented AICPA Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. As a result of the implementation of SOP No. 98-1, net loss for the year ended December 31, 1998, included a benefit of approximately $2.1 million ($0.11 per share) for costs capitalized during those periods which would have been expensed prior to the implementation of SOP No. 98-1.

The BAX Group implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of Business Enterprise." SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See Note 16.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999; the BAX Group has elected to adopt SFAS No. 133 as of October 1, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. In accordance with the transition provisions of SFAS No. 133, the BAX Group recorded a net transition adjustment resulting in a gain of $0.2 million (net of related income taxes of $0.1 million) in accumulated other comprehensive income at October 1, 1998 in order to recognize at fair value derivatives that are designated as cash-flow hedging instruments.

PENDING ACCOUNTING CHANGES

In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5, which provides guidance on the reporting of start-up costs and organization costs, requires that such costs be expensed as incurred. This SOP is effective for the BAX Group for the year beginning January 1, 1999. Initial application of the SOP is required to be reported as a cumulative effect of a change in accounting principle as of the beginning of the year of adoption. Management does not expect that the implementation of the new statement will have a material impact on the BAX Group's results of operations and/or financial position.

FORWARD LOOKING INFORMATION

Certain of the matters discussed herein, including statements regarding severance benefits, the economies of Latin America and Asia/Pacific, projections about market risks, effective tax rates, the Minerals Group's ability to discharge its Health Benefit Act obligations, environmental clean-up estimates, the readiness for Year 2000 and the conversion to the Euro, projected capital spending and the continuation of information technology initiatives, involve forward looking information which is subject to known and unknown risks, uncertainties and contingencies, which could cause actual results, performance or achievements to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the BAX Group and the Company, include, but are not limited to, overall economic and business conditions, the demand for BAX Global's services, pricing and other competitive factors in the industry, new government regulations and/or legislative initiatives, insufficient cash flow of the Minerals Group, variations in costs or expenses, changes in the scope of improvements to information systems and Year 2000 and/or Euro initiatives, delays or problems in the implementation of Year 2000 and/or Euro initiatives by BAX Global and/or any public or private sector suppliers, service providers and customers and delays or problems in the design and implementation of improvements to information systems.

Pittston BAX Group
-------------------------------------------------------------------------------
STATEMENT OF MANAGEMENT RESPONSIBILITY
-------------------------------------------------------------------------------

The management of The Pittston Company (the "Company") is responsible for preparing the accompanying Pittston BAX Group (the "BAX Group") financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles. Management has also prepared the other information in the annual report and is responsible for its accuracy.

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

The accompanying financial statements have been audited by KPMG LLP, independent auditors. During the audit they review and make appropriate tests of accounting records and internal controls to the extent they consider necessary to express an opinion on the BAX Group's financial statements.

The Company's Board of Directors pursues its oversight role with respect to the BAX Group's financial statements through the Audit and Ethics Committee, which is composed solely of outside directors. The Committee meets periodically with the independent auditors, internal auditors and management to review the Company's control system and to ensure compliance with applicable laws and the Company's Business Code of Ethics.

We believe that the policies and procedures described above are appropriate and effective and do enable us to meet our responsibility for the integrity of the BAX Group's financial statements.
-------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------
The Board of Directors and Shareholders
The Pittston Company

We have audited the accompanying balance sheets of Pittston BAX Group (as described in Note 1) as of December 31, 1998 and 1997, and the related statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of The Pittston Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements of Pittston BAX Group present fairly, in all material respects, the financial position of Pittston BAX Group as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

As more fully discussed in Note 1, the financial statements of Pittston BAX Group should be read in connection with the audited consolidated financial statements of The Pittston Company and subsidiaries.

As more fully discussed in Note 1 to the financial statements, Pittston BAX Group changed its method of accounting for costs of computer software developed for internal use and derivative instruments and hedging activities in 1998.


KPMG LLP

KPMG LLP
Richmond, Virginia

January 27, 1999

Pittston BAX Group
-------------------------------------------------------------------------------
BALANCE SHEETS
-------------------------------------------------------------------------------

                                                                                  December 31
(In thousands)                                                             1998                1997
====================================================================================================
ASSETS
Current assets:
Cash and cash equivalents                                              $ 30,676              28,790
Accounts receivable:
   Trade                                                                290,613             302,860
   Other                                                                 10,497              14,056
----------------------------------------------------------------------------------------------------
                                                                        301,110             316,916
   Less estimated uncollectible amounts                                  15,625              10,110
----------------------------------------------------------------------------------------------------
                                                                        285,485             306,806
Inventories                                                               4,560               1,359
Prepaid expenses and other current assets                                 7,789              11,050
Deferred income taxes (Note 8)                                            9,090               7,159
----------------------------------------------------------------------------------------------------
Total current assets                                                    337,600             355,164
Property, plant and equipment, at cost (Note 5)                         300,780             207,447
   Less accumulated depreciation and amortization                        95,409              78,815
----------------------------------------------------------------------------------------------------
                                                                        205,371             128,632
Intangibles, net of accumulated amortization (Note 6)                   177,969             174,791
Deferred pension assets (Note 14)                                         3,785               7,600
Deferred income taxes (Note 8)                                           33,377              19,814
Other assets                                                             17,196              15,442
----------------------------------------------------------------------------------------------------
Total assets                                                           $775,298             701,443
====================================================================================================
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Short-term borrowings (Note 9)                                         $ 38,749              31,071
Current maturities of long-term debt (Note 9)                             3,965               3,176
Accounts payable                                                        190,746             194,489
Payable--Pittston Minerals Group (Note 2)                                 7,000               4,966
Accrued liabilities:
   Taxes                                                                 13,475              14,958
   Heavy maintenance reserve                                             29,382              21,242
   Payroll and vacation                                                  20,416              18,380
   Miscellaneous (Note 14)                                               42,208              23,783
----------------------------------------------------------------------------------------------------
                                                                        105,481              78,363
----------------------------------------------------------------------------------------------------
Total current liabilities                                               345,941             312,065
Long-term debt, less current maturities (Note 9)                         98,191              37,016
Postretirement benefits other than pensions (Note 14)                     3,954               3,518
Deferred income taxes (Note 8)                                            1,624               1,447
Payable--Pittston Minerals Group (Note 2)                                13,355              13,239
Other liabilities                                                        11,963              10,448
Commitments and contingent liabilities (Notes 9, 13 and 17)
Shareholder's equity (Notes 3, 11 and 12)                               300,270             323,710
----------------------------------------------------------------------------------------------------
Total liabilities and shareholder's equity                             $775,298             701,443
====================================================================================================

See accompanying notes to financial statements.

Pittston BAX Group
-------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------

                                                                                  Years Ended December 31
(In thousands, except per share amounts)                                     1998             1997               1996
----------------------------------------------------------------------------------------------------------------------
Operating revenues                                                    $  1,776,980        1,662,338         1,484,869
----------------------------------------------------------------------------------------------------------------------
Costs and expenses:

Operating expenses                                                       1,571,663        1,455,336         1,301,974
Selling, general and administrative expenses (including a $15,723
   write-off of long-lived assets in 1998)                                 215,997          153,104           127,254
----------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                 1,787,660        1,608,440         1,429,228
Other operating income (expense), net                                         (311)           2,507             1,530
----------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                                    (10,991)          56,405            57,171
Interest income (Note 2)                                                     1,012              820             2,463
Interest expense (Note 2)                                                   (8,162)          (5,211)           (4,097)
Other income (expense), net                                                  1,778             (679)           (2,028)
----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                          (16,363)          51,335            53,509
Provision (credit) for income taxes (Note 8)                                (3,272)          18,987            19,708
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     $    (13,091)          32,348            33,801
======================================================================================================================
Net income (loss) per common share (Note 10):
   Basic                                                              $     (0.68)             1.66             1.76
   Diluted                                                                  (0.68)             1.62             1.72
======================================================================================================================
Weighted average common shares outstanding (Note 10):
   Basic                                                                    19,333           19,448            19,223
   Diluted                                                                  19,333           19,993            19,681
======================================================================================================================


See accompanying notes to financial statements.

Pittston BAX Group
-------------------------------------------------------------------------------
STATEMENTS OF SHAREHOLDER'S EQUITY
-------------------------------------------------------------------------------

                                                                                   Years Ended December 31
(In thousands)                                                               1998              1997            1996
-------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                              $ 323,710           304,989         271,853
-------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
    Net income (loss)                                                     (13,091)           32,348          33,801
    Other comprehensive income, net of tax:
      Foreign currency translation adjustments, net of tax effect
      of $492, ($197) and $23                                               1,131            (8,315)           (171)
      Cash flow hedges:
        Transition adjustment, net of tax of ($132)                           223                --              --
        Net cash flow hedge losses, net of tax of $1,422                   (2,421)               --              --
        Reclassification adjustment, net of tax effect of ($534)              909                --              --
      Other, net of tax of ($64)                                              109                --              --
-------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                               (13,140)           24,033          33,630
-------------------------------------------------------------------------------------------------------------------
BAX stock options exercised (Note 11)                                       1,868             2,389           2,970
BAX shares released from employee benefits trust
    to employee benefits plan (Note 12)                                     4,067             3,604           3,017
Retirement of BAX stock under share repurchase programs (Note 12)         (12,674)           (7,405)         (1,407)
Common dividends declared (Note 12)                                        (4,642)           (4,805)         (4,707)
Cost of Brink's stock proposal (Note 11)                                       --                --          (1,237)
Tax benefit of BAX stock options exercised (Note 8)                         1,106               905             870
Other                                                                         (25)               --              --
--------------------------------------------------------------------------------------------------------------------
Balance at end of period                                              $   300,270           323,710         304,989
====================================================================================================================

See accompanying notes to financial statements.

Pittston BAX Group
-------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

                                                                                    Years Ended December 31
(In thousands)                                                            1998              1997             1996
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net (loss) income                                                    $ (13,091)           32,348           33,801
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Noncash charges and other write-offs                                 20,124                --               --
   Depreciation and amortization                                        35,527            29,905           23,427
   Provision for aircraft heavy maintenance                             39,821            34,057           32,057
   Credit for deferred income taxes                                    (11,383)           (1,429)          (2,830)
   Provision for pensions, noncurrent                                    3,411             1,606            1,461
   Provision for uncollectible accounts receivable                      12,933             4,461            3,009
   (Gain) loss on sales of property, plant and equipment                (2,952)               69              130
   Other operating, net                                                  6,158             2,522            1,786
Change in operating assets and liabilities, net of
   effects of acquisitions and dispositions:

   Decrease (increase) in accounts receivable                           16,689           (43,012)         (33,875)
   (Increase) decrease in inventories                                   (2,066)              893             (569)
   Decrease in prepaid expenses                                          2,190             1,638            1,249
   (Decrease) increase in accounts payable and
    accrued liabilities                                                 (9,690)           13,534            5,300
   Increase in other assets                                               (145)           (9,479)            (272)
   Increase (decrease) in other liabilities                              3,895             2,819             (824)
   Other, net                                                           (4,402)            1,576             (761)
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               97,019            71,508           63,089
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:

Additions to property, plant and equipment                             (75,814)          (31,064)         (61,321)
Proceeds from disposal of property, plant and equipment                  7,139                75            3,898
Aircraft heavy maintenance expenditures                                (40,466)          (29,748)         (23,373)
Acquisitions, net of cash acquired, and related
   contingency payments                                                (28,835)           (9,131)          (2,944)
Other, net                                                              (2,933)            4,857            4,757
------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                 (140,909)          (65,011)         (78,983)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Additions to debt                                                       96,714            39,009            3,584
Reductions of debt                                                     (35,636)          (32,663)          (3,948)
Payments from Minerals Group, net                                           --             7,696           12,179
Repurchase of common stock                                             (12,783)           (7,407)          (1,406)
Proceeds from exercise of stock options and employee
    stock purchase plan                                                  1,868             2,389            3,207
Dividends paid                                                          (4,387)           (4,549)          (4,514)
Cost of stock proposal                                                      --                --           (1,237)
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                               45,776             4,475            7,865
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     1,886            10,972           (8,029)
Cash and cash equivalents at beginning of period                        28,790            17,818           25,847
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                           $  30,676            28,790           17,818
==================================================================================================================

See accompanying notes to consolidated financial statements.

Pittston BAX Group
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
(In thousands, except per share amount)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As used herein, the "Company" includes The Pittston Company except as otherwise indicated by the context. The Company is comprised of three separate groups - Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The financial statements of the BAX Group include the balance sheets, the results of operations and cash flows of the BAX Inc. ("BAX") operations of the Company, and a portion of the Company's corporate assets and liabilities and related transactions which are not specifically identified with operations of a particular segment. The BAX Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to provide a reasonable and equitable allocation of such items (Note 2).

Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of the Pittston Burlington Group were changed to Pittston BAX Group Common Stock and Pittston BAX Group, respectively. All rights and privileges of the holders of such Stock are otherwise unaffected by such changes. The stock continues to trade on the New York Stock Exchange under the symbol "PZX".

The Company provides to holders of Pittston BAX Group Common Stock ("BAX Stock") separate financial statements, financial review, descriptions of business and other relevant information for the BAX Group in addition to the consolidated financial information of the Company. Notwithstanding the attribution of assets and liabilities (including contingent liabilities) among the Minerals Group, the Brink's Group and the BAX Group for the purpose of preparing their respective financial statements, this attribution and the change in the capital structure of the Company as a result of the approval of the Brink's Stock Proposal did not affect legal title to such assets or responsibility for such liabilities for the Company or any of its subsidiaries. Holders of BAX Stock are common shareholders of the Company, which continues to be responsible for all its liabilities. Financial impacts arising from one group that affect the Company's financial condition could affect the results of operations and financial condition of each of the groups. Since financial developments within one group could therefore affect other groups, all shareholders of the Company could be adversely affected by an event directly impacting only one group. Accordingly, the Company's consolidated financial statements must be read in connection with the BAX Group's financial statements.

PRINCIPLES OF COMBINATION

The accompanying financial statements reflect the combined accounts of the business comprising the BAX Group and their majority-owned subsidiaries. The BAX Group's interests in 20% to 50% owned companies are carried on the equity method unless control exists, in which case, consolidation accounting is used. All material intercompany items and transactions have been eliminated in combination. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

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

The BAX Group evaluates the carrying value of intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. The BAX Group annually assesses the recoverability of the excess of cost over net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluation of asset value as well as periods of amortization are performed on a disaggregated basis.

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

See Note 2 for allocation of the Company's US federal income taxes to the BAX Group.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Postretirement benefits other than pensions are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires employers to accrue the cost of such retirement benefits during the employees' service with the Company.

STOCK BASED COMPENSATION

The BAX Group has implemented the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation" (Note 11). The BAX Group continues to measure compensation expense for its stock-based compensation plans using the intrinsic value based methods of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees."

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign operations have been translated at rates of exchange at the balance sheet date and related revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been included in shareholder's equity. Translation adjustments relating to operations in counties with highly inflationary economies are included in net income, along with all transaction gains and losses for the period.

A portion of the BAX Group's financial results is derived from activities a number of foreign countries in Europe, Asia and Latin America, each with a local currency other than the US dollar. Because the financial results of the BAX Group are reported in US dollars, they are affected by changes in the value of various foreign currencies in relation to the US dollar. The diversity of foreign operations helps to mitigate a portion of the foreign currency risks associated with market fluctuations in any one country and the impact on translated results.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

All derivative instruments are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the BAX Group designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge),
(3) a foreign-currency fair value or cash flow hedge ("foreign currency" hedge), or (4) a hedge of a net investment in a foreign operation. The BAX Group does not enter into derivative contracts for the purpose of "trading" such instruments and thus has no derivative designation as "held for trading".

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

The BAX Group discontinues hedge accounting prospectively when and if (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is de-designated as a hedge instrument, because it is no longer probable that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or
(5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, changes will be reported currently in earnings, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, changes will be reported currently in earnings, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, changes will be reported currently in earnings, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized currently in earnings.

REVENUE RECOGNITION

Revenues related to transportation services are recognized, together with related transportation costs, on the date shipments physically depart from facilities en route to destination locations. Revenues and operating results determined under existing recognition policies do not materially differ from those which would result from an allocation between reporting periods based on relative transit times in each reporting period with expenses recognized as incurred.

NET INCOME PER SHARE

Basic and diluted net income per share for the BAX Group are computed by dividing net income by the basic weighted-average common shares outstanding and the diluted weighted-average common shares outstanding, respectively. Diluted weighted-average common shares outstanding includes additional shares assuming the exercise of stock options. However, when the exercise of stock options is antidilutive, they are excluded from the calculation. The shares of BAX Stock held in The Pittston Company Employee Benefits Trust (the "Trust" - See Note 12) are subject to the treasury stock method and are not included in the basic and diluted net income per share calculations.

USE OF ESTIMATES

In accordance with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

ACCOUNTING CHANGES

The BAX Group adopted SFAS No. 130, "Reporting Comprehensive Income," in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Effective January 1, 1998, the BAX Group implemented AICPA Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. As a result of the implementation of SOP No. 98-1, net loss for the year ended December 31, 1998, included a benefit of approximately $2.1 million ($0.11 per share) for costs capitalized during those periods which would have been expensed prior to the implementation of SOP No. 98-1.

The BAX Group implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of Business Enterprise." SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See Note 16.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999; the BAX Group elected to adopt SFAS No. 133 as of October 1, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. In accordance with the transition provisions of SFAS No. 133, the BAX Group recorded a net transition adjustment resulting in a gain of $223 (net of related income tax of $131) in accumulated other comprehensive income at October 1, 1998 in order to recognize at fair value derivatives that are designated as cash-flow hedging instruments.

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

FINANCIAL

As a matter of policy, the Company manages most financial activities of the BAX Group, Brink's Group and Minerals Group on a centralized, consolidated basis. Such financial activities include the investment of surplus cash; the issuance, repayment and repurchase of short-term and long-term debt; the issuance and repurchase of common stock and the payment of dividends. In preparing these financial statements, transactions primarily related to invested cash, short-term and long-term debt (including convertible debt), related net interest and other financial costs have been attributed to the BAX Group based upon its cash flows for the periods presented after giving consideration to the debt and equity structure of the Company. The Company attributes long-term debt to the BAX Group based upon the purpose for the debt in addition to the cash requirements of the BAX Group. See Note 9 for details and amounts of long-term debt. The portion of the Company's interest expense, net of amounts capitalized, allocated to the BAX Group for 1998, 1997 and 1996 was $3,073, $924 and $663, respectively. Management believes such method of allocation to provide a reasonable and equitable estimate of the costs attributable to the BAX Group.

To the extent borrowings are deemed to occur between the BAX Group, the Brink's Group and the Minerals Group, intergroup accounts are established bearing interest at the rate in effect from time to time under the Company's unsecured credit lines or, if no such credit lines exist, at the prime rate charged by Chase Manhattan Bank from time to time. At December 31, 1998 and 1997, the Minerals Group had no such borrowings from the BAX Group.

INCOME TAXES

The BAX Group and its domestic subsidiaries are included in the consolidated US federal income tax return filed by the Company.

The Company's consolidated provision and actual cash payments for US federal income taxes are allocated between the BAX Group, Brink's Group and Minerals Group in accordance with the Company's tax allocation policy and reflected in the financial statements for each Group. In general, the consolidated tax provision and related tax payments or refunds are allocated among the Groups, for financial statement purposes, based principally upon the financial income, taxable income, credits and other amounts directly related to the respective Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits and an intergroup account is established for the benefit of the Group generating the attributes. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns. In accordance with the policy, at December 31, 1998 and 1997, the BAX Group owed the Minerals Group $20,355 and $18,239, respectively, for such tax benefits, of which $13,355 and $13,239, respectively, were not expected to be paid within one year from such dates. The BAX Group paid the Minerals Group $3,333 in 1998 and $10,278 in 1997 for the utilization of such tax benefits.

SHARED SERVICES

A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the BAX Group based upon utilization and other methods and criteria which management believes to provide a reasonable and equitable estimate of the costs attributable to the BAX Group. These allocations were $10,363, $6,859 and $7,433 in 1998, 1997 and 1996, respectively.

PENSION

The BAX Group's pension cost related to its participation in the Company's noncontributory defined benefit pension plan is actuarially determined based on its respective employees and an allocable share of the pension plan liabilities and calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions". Pension plan liabilities have been allocated to the BAX Group based on the percentage of its projected benefit obligation to the plan's total projected benefit obligation. Management believes such method of allocation to provide a reasonable and equitable estimate of the liabilities and costs attributable to the BAX Group.

3. SHAREHOLDER'S EQUITY

The cumulative foreign currency translation adjustment deducted from shareholder's equity was $8,076, $9,207 and $892 at December 31, 1998, 1997 and 1996, respectively.

The cumulative cash flow hedges deducted from shareholder's equity was $1,289, $0 and $0 at December 31, 1998, 1997 and 1996, respectively.

4. ACQUISITIONS

All acquisitions discussed below have been accounted for as purchases. Accordingly, the costs of the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective values. The results of operations of the businesses acquired have been included in the accompanying financial statements of the BAX Group from their respective dates of acquisition. The excess of the purchase price over fair value of the net assets acquired is generally included in goodwill. Some purchase agreements provide for contingent payments based on specified criteria. Any such future payments are generally capitalized as goodwill when paid. Unless otherwise indicated, goodwill is amortized on a straight-line basis over forty years.

On April 30, 1998, the BAX Group acquired the privately held Air Transport International LLC ("ATI") for approximately $29,000. The acquisition was funded through the revolving credit portion of the Company's bank credit agreement. Based on a preliminary evaluation of the fair value of assets acquired and liabilities assumed, which is subject to additional review, the acquisition resulted in goodwill of approximately $1,600. If this acquisition had occurred on either January 1, 1997 or 1998, the pro forma impact on the BAX Group's revenues, net income or net income per share in 1997 and 1998 would not have been material.

In June 1997, the BAX Group acquired Cleton & Co. ("Cleton"), a leading logistics provider in the Netherlands, for the equivalent of US $10,700 in cash and the assumption of the equivalent of US $10,000 in debt. If this acquisition had occurred on January 1, 1996 or 1997, the pro forma impact on the BAX Group's revenues, net income or net income per share in 1996 and 1997 would not have been material. Based on an estimate of fair values of assets acquired and liabilities assumed, the acquisition resulted in goodwill of approximately $3,800.

Additional contingent payments of approximately US $1,500 and US $1,600 were made in 1997 and 1998, respectively. An additional contingent payment may be made in 1999, based on certain performance requirements of Cleton.

In addition, in 1997, the BAX Group acquired the remaining interest in South Africa. If this acquisition had occurred on January 1, 1996 or 1997, the pro forma impact on the BAX Group's revenues, net income or net income per share in 1996 and 1997 would not have been material.

There were no material acquisitions in 1996.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consisted of the following:

                                                  As of December 31
                                                    1998       1997
---------------------------------------------------------------------
Land                                            $  1,979      1,777
Buildings                                         64,896     47,248
Machinery and equipment                          233,905    158,422
---------------------------------------------------------------------
Total                                           $300,780    207,447
=====================================================================

The estimated useful lives for property, plant and equipment are as follows:

                                                              Years
--------------------------------------------------------------------
Buildings                                                  15 to 40
Machinery and equipment                                     3 to 15
====================================================================

Depreciation of property, plant and equipment aggregated $28,008 in 1998, $23,285 in 1997 and $16,887 in 1996.

During the third quarter of 1998, the BAX Group recorded write-offs for software costs included in property, plant and equipment in accordance with SFAS No. 121 of approximately $16,000. These write-offs consisted of the costs associated with certain in-process software development projects that were canceled during the quarter and unamortized costs of existing software applications which were determined by the management to have no future service potential or value. It is management's belief at this time that the current ongoing information technology initiatives that originated from the previously mentioned projects are necessary and will be successfully completed and implemented. Such write-offs were recorded in selling, general and administrative expenses in the BAX Group's results of operation.

6. INTANGIBLES

Intangibles consist entirely of the excess of cost over fair value of net assets of businesses acquired and are net of accumulated amortization of $92,835 and $85,150 at December 31, 1998 and 1997, respectively. The estimated useful life of intangibles is generally forty years. Amortization of intangibles aggregated $7,515 in 1998, $6,528 in 1997 and $6,465 in 1996.

7. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

NON-DERIVATIVE FINANCIAL INSTRUMENTS

Non-derivative financial instruments, which potentially subject the BAX Group to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The BAX Group places its cash and cash equivalents and short-term investments with high credit quality financial institutions. Also, by policy, BAX Global limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising BAX Global's customer base, and their dispersion across many different industries and geographic areas. Credit limits, ongoing credit evaluation and account-monitoring procedures are utilized to minimize the risk of loss from nonperformance on trade receivables.

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

Debt

The aggregate fair value of long-term debt obligations, which is based upon quoted market prices and rates currently available to BAX Group for debt with similar terms and maturities, approximates the carrying amount.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The BAX Group has activities in a number of foreign countries in Europe, Asia, and Latin America, which expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates, and commodity prices. These financial exposures are monitored and managed by the BAX Group as an integral part of its overall risk management program. The diversity of foreign operations helps to mitigate a portion of the foreign currency risks associated with market fluctuations in any one country and the impact on translated results. The BAX Group's risk management program considers this favorable diversification effect as it measures the BAX Group's exposure to financial markets and as appropriate, seeks to reduce the potentially adverse effects that the volatility of swap certain markets may have on its operating results.

BAX Global utilizes various derivative and non-derivative hedging instruments, as discussed below, to hedge its commodity exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. Management of BAX Global does not expect any losses due to such counterparty default.

The BAX Group assesses interest rate, foreign currency, and commodity risks by continually identifying and monitoring changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The BAX Group maintains risk management control systems to monitor these risks attributable to both BAX Global's outstanding and forecasted transactions as well as offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency rates and commodity prices on BAX Global's future cash flows. BAX Global does not use derivative instruments for purposes other than hedging.

As of October 1, 1998 BAX Global adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 which establishes accounting and reporting standards for derivative instruments and hedging activities, requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. Prior to the adoption of SFAS No. 133 (prior to October 1, 1998), gains and losses on derivative contracts, designated as effective hedges, were deferred and recognized as part of the transaction hedged. Since they were accounted for as hedges, the fair value of these contracts were not recognized in BAX Global's financial statements. Gains and losses resulting from the early termination of such contracts were deferred and amortized as an adjustment to the specific item being hedged over the remaining period originally covered by the terminated contracts. In addition, if the underlying items being hedged were retired prior to maturity, the unamortized gain or loss resulting from the early termination of the related interest rate swap would be included in the gain or loss on the extinguishment of the obligation.

Cash-flow hedges

Commodities Risk Management

BAX Global consumes jet fuel in the normal course of its business and utilizes derivative instruments to minimize the variability in forecasted cash flows due to adverse price movements in these commodities. The contracts are entered into in accordance with guidelines set forth in the BAX Group's hedging policies. BAX Global does not use derivative instruments for purposes other than hedging.

BAX Global utilizes forward swap contracts for the purchase of jet fuel to fix a portion of forecasted jet fuel costs at specific price levels. Under the forward swap contracts BAX Global receives (pays) the difference between the contract rate and the higher (lower) average market rate over the related contract period. BAX Global also periodically utilizes option strategies to hedge a portion of the remaining forecasted risk associated with changes in the price of jet fuel. The option contracts, which involve either purchasing call options and simultaneously selling put options (collar strategy) or purchasing call options, are designed to provide protection against sharp increases in the price of jet fuel. For purchased call options, BAX Global pays a premium up front and receives an amount over the contract period equal to the difference by which the average market price of jet fuel during the period exceeds the option strike price. For collar strategies, the premiums on the purchased option and sold option net to zero. BAX Global receives an amount equal to the difference by which the average market price of jet fuel during the period exceeds the call option's strike price and pays an amount equal to the difference by which the average market price of jet fuel during the period is below the put option's strike price. At December 31, 1998, the outstanding notional amount of forward swap hedge contracts for jet fuel totaled 16.0 million gallons.

No material amounts related to hedge ineffectiveness were recognized in earnings during the period for the jet fuel forward swap contracts. Changes in the fair value of the commodity contracts designated and qualifying as cash flow hedges of forecasted commodity purchases are reported in accumulated other comprehensive income. For jet fuel, the gains and losses are reclassified into earnings, as a component of costs of sales, in the same period as the commodity purchased affects earnings. During the year ending December 31, 1999, losses of approximately $2,100 (pre-tax) related to jet fuel purchases are expected to be reclassified from accumulated other comprehensive income into cost of sales.

As of December 31, 1998, the maximum length of time over which the BAX Global is hedging its exposure to the variability in future cash flows associated with jet fuel is six months.

8. INCOME TAXES

The provision (credit) for income taxes consists of the following:

                                 US
                            Federal    Foreign     State      Total
---------------------------------------------------------------------
1998:
Current                $  2,498      5,313      300       8,111
Deferred                 (4,664)    (5,657)  (1,062)    (11,383)
---------------------------------------------------------------------
Total                  $ (2,166)      (344)    (762)     (3,272)
=====================================================================
1997:
Current                $ 16,646      2,570    1,200      20,416
Deferred                  1,774     (3,461)     258      (1,429)
---------------------------------------------------------------------
Total                  $ 18,420       (891)   1,458      18,987
======================================================================
1996:
Current                $ 18,967      2,371    1,200      22,538
Deferred                    351     (3,166)     (15)     (2,830)
----------------------------------------------------------------------
Total                  $ 19,318       (795)   1,185      19,708
======================================================================

The significant components of the deferred tax benefit were as follows:

                                        Years Ended December 31
                                       1998      1997      1996
------------------------------------------------------------------
Deferred tax benefit, exclusive
   of the components listed below  $ (6,320)   (1,528)     (372)
Net operating loss carryforwards     (3,711)   (3,382)   (2,887)
Alternative minimum tax credits      (1,352)    3,481       429
------------------------------------------------------------------
Total                              $(11,383)   (1,429)   (2,830)
==================================================================

The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholder's equity.

The components of the net deferred tax asset as of December 31, 1998 and December 31, 1997 were as follows:

                                                     1998      1997
--------------------------------------------------------------------
DEFERRED TAX ASSETS:
Accounts receivable                               $ 7,986     2,679
Postretirement benefits other than pensions         1,856     1,493
Workers' compensation and other claims              1,119       869
Other liabilities and reserves                     18,848    14,436
Miscellaneous                                       2,738     1,716
Net operating loss carryforwards                   15,320    11,609
Alternative minimum tax credits                    10,187     8,505
--------------------------------------------------------------------
Total deferred tax assets                          58,054    41,307
--------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Property, plant and equipment                       1,126     3,254
Pension assets                                        670      (726)
Other assets                                          893       636
Investments in foreign affiliates                   1,500        --
Miscellaneous                                      13,022    12,617
--------------------------------------------------------------------
Total deferred tax liabilities                     17,211    15,781
--------------------------------------------------------------------
Net deferred tax asset                           $ 40,843    25,526
====================================================================

The recording of deferred federal tax assets is based upon their expected utilization in the Company's consolidated federal income tax return and the benefit that would accrue to the BAX Group under the Company's tax allocation policy.

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory US federal income tax rate of 35% in 1998, 1997 and 1996 to the income before income taxes.

                                                 Years Ended December 31
                                                  1998     1997     1996
----------------------------------------------------------------------------
Income (loss) before income taxes:
United States                                  $(28,071)  34,164   37,794
Foreign                                          11,708   17,171   15,715
----------------------------------------------------------------------------
Total                                          $(16,363)  51,335   53,509
============================================================================
Tax provision (credit) computed
   at statutory rate                           $ (5,727)  17,967   18,730
Increases (reductions) in taxes due to:
State income taxes (net of federal tax
   benefit)                                        (495)     948      771
Goodwill amortization                             2,086    2,067    2,086
Difference between total taxes on foreign
   income and the US federal
   statutory rate                                    66   (2,291)  (2,392)
Miscellaneous                                       798      296      513
----------------------------------------------------------------------------
Actual tax provision (credit)                  $ (3,272)  18,987   19,708
============================================================================

It is the policy of the BAX Group to accrue deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries and affiliates which are expected to reverse in the foreseeable future. As of December 31, 1998 and December 31, 1997, the unrecognized deferred tax liability for temporary differences of approximately $11,766 and $12,206, respectively, related to investments in foreign subsidiaries and affiliates that are essentially permanent in nature and not expected to reverse in the foreseeable future was approximately $4,118 and $4,272, respectively.

The BAX Group and its domestic subsidiaries are included in the Company's consolidated US federal income tax return.

As of December 31, 1998, the BAX Group had $10,187 of alternative minimum tax credits allocated to it under the Company's tax allocation policy. Such credits are available to offset future US federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

The tax benefits of net operating loss carryforwards of the BAX Group as of December 31, 1998 were $15,320 and related to various state and foreign taxing jurisdictions. The expiration periods primarily range from 5 to 15 years.

9. LONG-TERM DEBT

A portion of the outstanding debt under the Company's credit agreement have been attributed to the BAX Group. Total long-term debt of the BAX Group consists of the following:

                                                  As of December 31
                                                     1998      1997
--------------------------------------------------------------------
Senior obligations and capital leases:
Netherlands guilder term loan due 2000
   (year-end rate 3.95% in 1998 and 4.29%        $ 11,166    10,700
   in 1997)
Singapore dollar term loan due 2003
   (year-end rate 3.31% in 1998)                   10,897        --
All other                                          15,224    15,438
--------------------------------------------------------------------
                                                   37,287    26,138
Attributed portion of the Company's debt:
   Revolving credit notes due 2001 (year-end
   rate 5.83% in 1998 and 5.92% in 1997)           60,904    10,878
--------------------------------------------------------------------
Total long-term debt, less current maturities      98,191    37,016
Current maturities of long-term debt                3,965     3,176
--------------------------------------------------------------------
Total long-term debt including current           $102,156    40,192
 maturities
====================================================================

For the four years through December 31, 2003, minimum repayments of long-term debt outstanding are as follows:

2000                   $ 14,687
2001                     63,093
2002                      1,698
2003                     12,025

The Company has a $350,000 credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100,000 term loan and permits additional borrowings, repayments and reborrowings of up to an aggregate of $250,000. The maturity date of both the term loan and revolving credit portion of the Facility is May 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates plus applicable margin. A term loan of $100,000 was outstanding at December 31, 1998 and 1997. Additional borrowings of $91,600 and $25,900 were outstanding at December 31, 1998 and 1997, respectively under the revolving credit portion of the Facility. The Company pays commitment fees (.125% per annum at December 31, 1998) on the unused portion of the Facility. At December 31, 1998 and 1997, $60,904 and $10,878, respectively, of these additionally borrowings were attributed to the BAX Group.

Under the terms of the Facility, the Company has agreed to maintain at least $400,000 of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $398,000 at December 31, 1998.

In 1998, BAX Global entered into a credit agreement with a major US bank related to its Singapore operating unit to finance warehouse facilities. The credit agreement has a revolving period extending through April 1999 at which time amounts outstanding will be converted to a term loan maturing in April 2003. The amount available for borrowing will not exceed the lesser of Singapore $32,500 and US $50,000. At December 31, 1998, the amount outstanding in Singapore dollars was the equivalent of US $10,897 which bears an interest rate of 3.31% and was included in the noncurrent portion of long-term debt. Interest on the borrowings under the agreement is payable at rates based on Alternate Base Rate, LIBOR (London Inter-Bank Offered Rate) US$ Rate, SIBOR (Singapore Inter-Bank Offered Rate) US$ Rate and Adjusted SIBOR-S$ plus the applicable margin.

In 1997, BAX Global entered into a borrowing agreement in connection with its acquisition of Cleton. In April 1998, BAX refinanced the 1997 acquisition borrowings with a term credit facility denominated in Netherlands guilders and maturing in April 2000. The amount outstanding under the facility at December 31, 1998, was the Netherlands guilders equivalent of US $11,166 and bore an interest rate of 3.95%. Interest on borrowings under the agreement is payable at rates based on AIBOR (Amsterdam Inter-Bank Offered Rate) plus the applicable margin.

Various international operations maintain lines of credit and overdraft facilities aggregating approximately $88,000 with a number of banks on either a secured or unsecured basis. At December 31, 1998, $38,749 was outstanding under such agreements and was included in short-term borrowings. Average interest rates on the lines of credit and overdraft facilities at December 31, 1998 approximated 9.1%. Commitment fees paid on the lines of credit and overdraft facilities are not significant.

At December 31, 1998, the Company's portion of outstanding unsecured letters of credit allocated to the BAX Group was $27,626, primarily supporting the BAX Group's obligations under aircraft lease obligations and its various self-insurance programs.

10. NET INCOME PER SHARE

The following is a reconciliation between the calculation of basic and diluted net income (loss) per share:

                                                  Years Ended December 31
                                                  1998      1997     1996
-------------------------------------------------------------------------------
NUMERATOR:
Net income (loss)-Basic and diluted net
  income (loss) per share numerator           $ (13,091)  32,348      33,801
DENOMINATOR:
Basic weighted average common
   shares outstanding                            19,333   19,448      19,223
Effect of dilutive securities:
   Stock options                                     --      545         458
-------------------------------------------------------------------------------
Diluted weighted average common
   shares outstanding                            19,333   19,993      19,681
===============================================================================

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

STOCK OPTION PLANS

The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than 100% of quoted market value at the date of grant. The 1988 Plan options can be granted with a maximum term of ten years and can vest within six months from the date of grant. The majority of grants made in 1998, 1997 and 1996 have a maximum term of six years and vest 100% at the end of the third year. The Non-Employee Plan options can be granted with a maximum term of ten years and can vest within six months from the date of grant. The majority of grants made in 1998, 1997 and 1996 have a maximum term of six years and vest ratably over the first three years. The total number of shares underlying options authorized for grant, but not yet granted, under the 1988 Plan is 2,517. Under the Non-Employee Plan, the total number of shares underlying options for grant, but not yet granted is 100.

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

                                                       Aggregate
                                                        Exercise
                                            Shares         Price
-------------------------------------------------------------------
Outstanding at December 31, 1995               --      $     --
Converted in Brink's Stock Proposal         1,989        23,474
Granted                                       440         7,972
Exercised                                    (318)       (2,905)
Forfeited or expired                          (64)         (952)
-------------------------------------------------------------------
Outstanding at December 31, 1996            2,047      $ 27,589
Granted                                       526        12,693
Exercised                                    (246)       (2,389)
Forfeited or expired                          (71)       (1,223)
-------------------------------------------------------------------
Outstanding at December 31, 1997            2,256    $   36,670
Granted                                       334         4,683
Exercised                                    (236)       (1,868)
Forfeited or expired                         (166)       (3,393)
-------------------------------------------------------------------
Outstanding at December 31, 1998            2,188    $   36,092
===================================================================

Options exercisable at the end of 1998, 1997 and 1996, respectively, on an equivalent basis, for BAX Stock, were 1,081, 827 and 1,034.

The following table summarizes information about stock options outstanding as of December 31, 1998.

                            ---------------------    ----------------
                                   Stock Options       Stock Options
                                     Outstanding         Exercisable
---------------------------------------------------------------------
                             Weighted
                              Average
                            Remaining   Weighted            Weighted
                          Contractual    Average             Average
Range of                         Life   Exercise            Exercise
Exercise Prices      Shares   (Years)      Price  Shares       Price
---------------------------------------------------------------------
$  7.85 to 11.70        374      2.79     $ 9.28      266     $ 9.58
  13.41 to 16.32        851      2.74      14.78      728      14.72
  17.06 to 21.13        534      3.46      18.07       83      17.29
  23.88 to 27.91        429      4.38      24.25        4      27.91
---------------------------------------------------------------------
Total                 2,188                         1,081
=====================================================================

EMPLOYEE STOCK PURCHASE PLAN

Under the 1994 Employee Stock Purchase Plan (the "Plan"), the Company is authorized to issue up to 375 shares of BAX Stock to its employees who have six months of service and who complete minimum annual work requirements. Under the terms of the Plan, employees may elect each six-month period (beginning January 1 and July 1), to have up to 10 percent of their annual earnings withheld to purchase the Company's stock. Employees may purchase shares of any or all of the three classes of Company common stocks. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market price. Under the Plan, the Company sold 48, 29 and 32 shares of BAX Stock to employees during 1998, 1997 and 1996, respectively. The share amounts for BAX Stock include the restatement for the Services Stock conversion under the Brink's Stock Proposal.

ACCOUNTING FOR PLANS

The Company has adopted the disclosure - only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the accompanying financial statements. Had compensation costs for the Company's plans been determined based on the fair value of awards at the grant dates, consistent with SFAS No. 123, the BAX Group's net income and net income per share would approximate the pro forma amounts indicated below:

                                        1998       1997        1996
-------------------------------------------------------------------------
NET INCOME (LOSS) ATTRIBUTED TO COMMON
   SHARES
BAX Group
   As Reported                          $(13,091)     32,348      33,801
   Pro Forma                             (15,017)     30,170      32,528
NET INCOME (LOSS) PER COMMON SHARE
BAX Group
   Basic, As Reported                   $  (0.68)       1.66        1.76
   Basic, Pro Forma                        (0.78)       1.55        1.69
   Diluted, As Reported                    (0.68)       1.62        1.72
   Diluted, Pro Forma                      (0.78)       1.51        1.65
==========================================================================

Note: The pro forma disclosures shown may not be representative of the effects on reported net income in future years.

The fair value of each stock option grant used to compute pro forma net income and net income per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model. The weighted-average assumptions used in the model are as follows:

                                           1998      1997      1996
--------------------------------------------------------------------
Expected dividend yield                    1.7%      1.0%      1.2%
Expected volatility                         50%       29%       32%
Risk-Free interest rate                    5.3%      6.2%      6.3%
Expected term (in years)                    5.1       4.8       4.7
=====================================================================

Using these assumptions in the Black-Scholes model, the weighted-average fair value of options granted during 1998, 1997 and 1996 is $1,928, $4,182 and $2,679, respectively.

Under SFAS No. 123, compensation cost is also recognized for the fair value of employee stock purchase rights. Because the Company settles its employee stock purchase rights under the Plan at the end of each six-month offering period, the fair value of these purchase rights was calculated using actual market settlement data. The weighted-average fair value of the stock purchase rights granted in 1998, 1997 and 1996 was $128, $321 and $231, respectively, for the BAX Group.

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

The Company, at any time, has the right to exchange each outstanding share of Minerals Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, BAX Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the Minerals Group to any person (with certain exceptions), the Company is required to exchange each outstanding share of Minerals Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, BAX Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. If any shares of the Company's Preferred Stock are converted after an exchange of Minerals Stock for Brink's Stock (or BAX Stock), the holder of such Preferred Stock would, upon conversion, receive shares of Brink's Stock (or BAX Stock) in lieu of shares of Minerals Stock otherwise issuable upon such conversion.

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

Dividends paid to holders of BAX Stock are limited to funds of the Company legally available for the payment of dividends. See the Company's consolidated financial statements and related footnotes. Subject to these limitations, the Company's Board, although there is no requirement to do so, intends to declare and pay dividends on the BAX Stock based primarily on the earnings, financial condition, cash flow and business requirements of the BAX Group.

The Company has the authority to issue up to 2,000 shares of preferred stock, par value $10 per share. In January, 1994, the Company issued $80,500 or 161 shares of Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock, which is convertible into Minerals Stock and which has been attributed to the Minerals Group, pays an annual dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available therefore, when as and if, declared by the Board. Such stock also bears a liquidation preference of $500 per share, plus an amount equal to accrued and unpaid dividends thereon.

In November 1998, under the Company's common share repurchase program, the Company's Board of Directors (the

"Board") authorized the purchase, from time to time, of up to 1,500 shares of BAX Stock, not to exceed an aggregate purchase cost of $25,000 for all common stock of the Company. Such shares to be purchased from time to time in the open market or in private transactions, as conditions warrant. In May 1997, the Board authorized additional authority which allows for the purchase, from time to time, of the Convertible Preferred Stock, not to exceed an aggregate purchase cost of $25,000.

Under the share repurchase program, the Company purchased shares in the periods presented as follows:

                                            Years Ended December 31
(In thousands)                                      1998       1997
--------------------------------------------------------------------
BAX Stock:
   Shares                                          1,047        332
   Cost                                          $12,674      7,405
Convertible Preferred Stock:
   Shares                                            0.4        1.5
   Cost                                          $   146        617
   Excess carrying amount(a)                     $    23        108
====================================================================

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years is deducted from preferred dividends in the Company's Statement of Operations.

As of December 31, 1998, the Company had remaining authority to purchase over time 1,465 shares of Pittston BAX Group Common Stock and an additional $24,236 of its Convertible Preferred Stock. The remaining aggregate purchase cost limitation for all common stock was $24,698 at December 31, 1998. The authority to acquire shares remains in effect in 1999.

In 1998, 1997 and 1996, dividends paid on the Convertible Preferred Stock amounted to $3,547, $3,589 and $3,795, respectively. During 1998 and 1997, the Board declared and the Company paid dividends of $4,642 and $4,805 on BAX stock.

In December 1992, the Company formed The Pittston Company Employee Benefits Trust (the "Trust") to hold shares of its common stock (initially 4,000 shares) to fund obligations under certain employee benefits programs not including stock option plans. The trust first began funding obligations under the Company's various stock option plans in September 1995. In November 1998, the Company sold for a promissory note of the Trust, 1,500 new shares of BAX Stock at a price equal to the closing value of the stock on the date prior to issuance. As of December 31, 1998, 1,858 shares of BAX Stock (868 in 1997) remained in the Trust, valued at market. These shares will be voted by the Trustee in the same proportion as those voted by the Company's employees participating in the Company's Savings Investment Plan. The fair market value of the shares is included in common stock and capital in excess of par.

13. LEASES

The BAX Group leases aircraft, facilities, vehicles, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options.

As of December 31, 1998, aggregate future minimum lease payments under noncancellable operating leases were as follows:

                                             Equipment
                    Aircraft    Facilities     & Other      Total
-------------------------------------------------------------------
1999                $ 39,888        30,140       8,728     78,756
2000                  32,731        21,482       7,156     61,369
2001                  28,645        16,883       2,790     48,318
2002                  12,698        14,587       1,109     28,394
2003                   3,720        12,124         327     16,171
2004                      --        10,913          47     10,960
2005                      --         7,963          27      7,990
2006                      --         7,124          27      7,151
Later Years               --        64,047          11     64,058
-------------------------------------------------------------------
Total               $117,682       185,263      20,222    323,167
===================================================================

These amounts are net of aggregate future minimum noncancellable sublease rentals of $1,534.

Net rent expense amounted to $73,637 in 1998, $61,650 in 1997 and $61,827 in 1996.

The BAX Group incurred capital lease obligations of $676 in 1998, $352 in 1997, and $231 in 1996. As of December 31, 1998, the BAX Group's obligations under capital leases were not significant.

BAX Global is in the process of negotiating certain facilities leasing agreements with terms of ten years. Aggregate future minimum lease payments under these agreements are expected to approximate $43,000.

At December 31, 1998, the BAX Group had contractual commitments with a third party to provide aircraft usage and services to the BAX Group. The fixed and determinable portion of the obligations under these agreements aggregate approximately $153,240 and expire from 1999 to 2003 as follows:

         1999              $  42,720
         2000                 42,720
         2001                 37,680
         2002                 27,240
         2003                  2,880

Spending under these agreements, including any variable component, was $60,846 in 1998, $39,204 in 1997 and $18,740 in 1996.

14. EMPLOYEE BENEFIT PLANS

The BAX Group's businesses participate in the Company's noncontributory defined benefit pension plan covering substantially all nonunion employees who meet certain minimum requirements, in addition to sponsoring certain other defined benefit plans. Benefits under most of the plans are based on salary (including commissions, bonuses, overtime and premium pay) and years of service. The BAX Group's pension cost is actuarially determined based on its employees and an allocable share of the pension plan assets. The Company's policy is to fund the actuarially determined amounts necessary to provide assets sufficient to meet the benefits to be paid to plan participants in accordance with applicable regulations. The net pension expense for 1998, 1997 and 1996 for all plans is as follows:

                                             Years Ended December 31
                                            1998       1997     1996
-----------------------------------------------------------------------
Service cost-benefits earned during
  year                                  $  5,644      4,110    4,067
Interest cost on projected benefit
  obligation                               5,665      4,653    4,010
Return on assets-expected                 (7,389)    (6,453)  (5,876)
Other amortization, net                      238       (372)    (339)
-----------------------------------------------------------------------
Net pension expense                     $  4,158      1,938    1,862
=======================================================================

The assumptions used in determining the net pension expense for the Company's primary pension plan were as follows:

                                                   1998         1997    1996
-----------------------------------------------------------------------------
Interest cost on projected benefit
obligation                                          7.5%        8.0%     7.5%
Expected long-term rate of return on assets        10.0%       10.0%    10.0%
Rate of increase in compensation levels             4.0%        4.0%     4.0%
=============================================================================

Reconciliations of the projected benefit obligations, plan assets, funded status and prepaid pension expense at December 31, 1998 and 1997 are as follows:

                                                                  Years Ended December 31
                                                                 1998                 1997
--------------------------------------------------------------------------------------------
Projected benefit obligation at beginning of year            $ 73,559               58,318
Service cost-benefits earned during the year                    5,644                4,110
Interest cost on projected benefit obligation                   5,665                4,653
Plan participants' contributions                                  496                  253
Acquisitions                                                    1,842                   --
Benefits paid                                                  (1,646)              (1,325)
Actuarial loss                                                 13,243                7,728
Foreign currency exchange rate changes                           (106)                (178)
--------------------------------------------------------------------------------------------
Projected benefit obligation at end of year                  $ 98,697               73,559
--------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year               $ 79,111               68,016
Return on assets - actual                                      11,070               12,453
Acquisitions                                                    1,440                   --
Plan participants' contributions                                  496                  253
Employer contributions                                            346                   35
Benefits paid                                                  (1,646)              (1,325)
Foreign currency exchange rate changes                           (170)                (321)
--------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                     $ 90,647               79,111
--------------------------------------------------------------------------------------------
Funded status                                                $ (8,050)               5,552
Unamortized initial net asset                                      63                  (22)
Unrecognized experience loss                                   10,832                1,495
Unrecognized prior service cost                                   553                  172
--------------------------------------------------------------------------------------------
Net pension assets                                           $  3,398                7,197
--------------------------------------------------------------------------------------------
Current pension liabilities                                       387                  403
Deferred pension assets per the balance sheet                $  3,785                7,600
============================================================================================

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

Expense recognized in 1998, 1997 and 1996 for multi-employer plans was $594, $401 and $480, respectively.

The BAX Group also provides certain postretirement health care and life insurance benefits for eligible active and retired employees in the United States and Canada.

For the years 1998, 1997 and 1996, the components of periodic expense for these postretirement benefits were as follows:

                                            Years Ended December 31
                                                1998    1997   1996
-------------------------------------------------------------------
Service cost--benefits earned during year    $ 187      166     167
Interest cost on accumulated postretirement
   benefit obligation                          245      226     213
-------------------------------------------------------------------
Total expense                                $ 432      392     380
===================================================================

The actuarially determined and recorded liabilities for the following postretirement benefits have not been funded. Reconciliations of the accumulated postretirement benefit obligations, funded status and accrued postretirement benefit cost at December 31, 1998 and 1997 are as follows:

                                        Years Ended December 31
                                                1998       1997
-----------------------------------------------------------------
Accumulated postretirement benefit
   obligation at beginning of year           $ 3,391      3,070
Service cost-benefits earned during the year     187        166
Interest cost on accumulated postretirement
   benefit obligation                            245        226
Benefits paid                                    (81)       (28)
Actuarial (gain) loss                            495        (43)
------------------------------------------------------------------
Other                                             85          --
------------------------------------------------------------------
Total accumulated postretirement benefit
   obligation at end of year                 $ 4,322      3,391
------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at end of year-retirees        $   536        465
Accumulated postretirement benefit
   obligation at end of year-active
   participants                                3,786      2,926
------------------------------------------------------------------
Total accumulated postretirement benefits
   obligation at end of year                 $ 4,322      3,391
------------------------------------------------------------------
Funded status                                $(4,322)    (3,391)
Unrecognized experience (gain) loss              317       (178)
------------------------------------------------------------------
Accrued postretirement benefit cost at
   end of year                               $(4,005)    (3,569)
==================================================================


The accumulated postretirement benefit obligation was determined using the unit credit method and an assumed discount rate of 7.0% in 1998 and 7.5% in 1997. The postretirement benefit obligation for US salaried employees does not provide for changes in health care costs since the employer's contribution to the plan is a fixed amount.

The BAX Group also participates in the Company's Savings-Investment Plan to assist eligible employees in providing for retirement or other future financial needs. Employee contributions are matched at rates of 75% up to 5% of compensation (subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended). Contribution expense under the plan aggregated $2,355 in 1998, $2,239 in 1997 and $2,259 in 1996.

The BAX Group sponsors several other defined contribution benefit plans based on hours worked or other measurable factors. Contributions under all of these plans aggregated $819 in 1998, $206 in 1997 and $643 in 1996.

15. OTHER OPERATING INCOME

Other operating income generally includes foreign exchange transaction gains and losses.

16. SEGMENT INFORMATION

The BAX Group implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded SFAS No. 14, "Financial Reporting Segments of a Business Enterprise". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods.

The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

The BAX Group has one business unit, BAX Global and three reportable operating segments: the Americas, the Atlantic and the Pacific. Management has determined those reportable segments based on how resources are allocated and how operational decisions are made. The Americas segment includes operations in the United States including ATI and the US domestic and import/export businesses, Latin America and Canada. The Atlantic and Pacific segments include operations in Europe and Africa and in Asia and Australia, respectively. The eliminations/other category includes amounts that are not specifically allocated to the individual segments for evaluation of specific segment performance such as intercompany revenue eliminations, global support costs including global information technology costs and goodwill amortization. Segment performance also excludes corporate allocations from the Company. See Note 2 for a description of such allocations.

Geographic revenues are primarily attributed based on the entity providing the service. However, revenues and profits on expedited freight services are shared among the origin and destination countries on all export volumes. Long-lived assets are attributed based on the location of the asset.

BAX Global primarily provides global expedited freight transportation services. In addition, BAX Global also provides global non-expedited freight services including supply chain management services, customs clearance and ocean freight services.

BAX Global's revenues by line of business are as follows:

                                            Years Ended December 31
                                       1998        1997        1996
--------------------------------------------------------------------
Expedited freight services      $ 1,519,991   1,490,161   1,337,277
Non-expedited freight
  services                          256,989     172,177     147,592
--------------------------------------------------------------------
                                $ 1,776,980   1,662,338   1,484,869
====================================================================

Operating revenues by operating segment are as follows:

                                            Years Ended December 31
                                       1998        1997        1996
--------------------------------------------------------------------
Americas(a)                     $ 1,181,274   1,142,495   1,027,950
Atlantic                            325,975     305,598     282,299
Pacific                             314,104     250,584     216,170
Eliminations/other         `        (44,373)    (36,339)    (41,550)
--------------------------------------------------------------------
Total operating revenues        $ 1,776,980   1,662,338   1,484,869
====================================================================

(a) Includes US revenues of $1,102,323, $1,070,920 and $968,864 in 1998, 1997
and 1996, respectively, primarily representing the intra-US and export/import freight revenues and ATI revenues.

The BAX Group's portion of the Company's operating profit is as follows:

                                       Years Ended December 31
                                      1998        1997    1996
--------------------------------------------------------------------
Americas                         $   55,936     69,124   60,505
Atlantic                              5,564      7,333    4,571
Pacific                              12,787     11,553    9,679
Other(a)                            (74,915)   (24,746) (10,151)
--------------------------------------------------------------------
BAX Group's segment operating
   profit (loss)                       (628)    63,264   64,604
Corporate expenses allocated to
  the BAX Group                     (10,363)    (6,859)  (7,433)
--------------------------------------------------------------------
Total operating profit (loss)    $  (10,991)    56,405   57,171
====================================================================

(a) 1998 includes additional expenses of approximately $36,000 related to the termination or rescoping of certain information technology projects (approximately $16,000), increased provisions on existing accounts receivable (approximately $13,000) and approximately $7,000 primarily related to severance expenses associated with BAX Global's redesign of its organizational structure. 1997 includes $12,500 of consulting expenses related to the redesign of BAX Global's business processes and information systems architecture.

The BAX Group's portion of the Company's assets at year end is as follows:

                                            As of December 31
                                        1998       1997       1996
--------------------------------------------------------------------
Americas(a)                        $ 315,469    267,272    238,048
Atlantic                             165,413    148,168    116,322
Pacific                               92,094     80,409     77,673
Other(b)                             192,209    194,295    185,741
--------------------------------------------------------------------
BAX Group's portion of
   company's assets                  765,185    690,144    617,784
BAX Group's portion of
   corporate assets                   10,113     11,299     17,614
--------------------------------------------------------------------
Total assets                       $ 775,298    701,443    635,398
====================================================================

(a) Includes long-lived assets (property, plant and equipment) located in the US of $70,094, $74,251 and $76,674 as of December 31, 1998, 1997 and 1996,
respectively. (b) Primarily includes goodwill and global IT assets currently under development.

Other segment information is as follows:

                                              As of December 31
                                          1998       1997      1996
--------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Americas                            $19,695     18,688    49,357
   Atlantic                              7,944      8,049     5,931
   Pacific                              22,057      4,570     4,182
   Other(a)                             26,419         --        --
Allocated general corporate                204        215     2,082
--------------------------------------------------------------------
Total capital expenditures            $ 76,319     31,522    61,552
====================================================================
DEPRECIATION AND AMORTIZATION:
   Americas                           $ 18,653     15,419    10,307
   Atlantic                              7,277      5,120     3,686
   Pacific                               3,406      3,091     2,916
   Other                                 5,951      6,037     6,345
Allocated general corporate
   expense                                 240        238       173
--------------------------------------------------------------------
Total depreciation and
   amortization                        $35,527     29,905    23,427
====================================================================

(a) Includes investment in BAX Process Innovation Project.

17. CONTINGENT LIABILITIES

Under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"), the Company and its majority-owned subsidiaries at July 20, 1992, including certain companies of the BAX Group included in these financial statements, are jointly and severally liable with certain companies of the Brink's Group and of the Minerals Group for the costs of health care coverage provided for by that Act. For a description of the Act and an estimate of certain of such costs, see Note 14 to the Company's consolidated financial statements. At this time, the Company expects the Minerals Group to discharge its obligations under the Act.

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

The Company commenced insurance coverage litigation in 1990, in the United States District Court for the District of New Jersey, seeking a declaratory judgement that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995, the District Court ruled on various Motions for Summary Judgment. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. On appeal, the Third Circuit reversed the District Court and held that the insurers could not deny coverage for the reasons stated by the District Court, and the case was remanded to the District Court for trial. In the latter part of 1998, the Company concluded a settlement with its comprehensive general liability insurer and has settlements with three other groups of insurers. If these settlements are consummated, only one group of insurers will be remaining in this coverage action. In the event the parties are unable to settle the dispute with this group of insurers, the case is scheduled to be tried in June 1999. Management and its outside legal counsel continue to believe that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, based on estimates of potential liability, probable realization of insurance recoveries, related developments of New Jersey law and the Third Circuit's decision, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation at the Tankport site will not significantly adversely impact the BAX Group's results of operations or financial position.

18. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31, 1998, 1997 and 1996, cash payments for income taxes, net of refunds received, were $9,534, $17,092 and $22,018, respectively.

For the years ended December 31, 1998, 1997 and 1996, cash payments for interest were $8,324, $5,347 and $4,646, respectively.

In connection with the June 1997 acquisition of Cleton & Co. ("Cleton"), the BAX Group assumed the equivalent of US $10,000 of Cleton debt of which the equivalent of approximately US $6,000 was outstanding at December 31, 1997.

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

                                 1st       2nd        3rd       4th
----------------------------------------------------------------------
1998 QUARTERS:
Operating revenues         $ 402,433   432,884    460,868   480,795
Gross profit                  40,094    47,727     56,240    61,256
Net income (loss)(a)          (2,966)      989    (21,835)   10,721
Net income (loss) per
  Pittston BAX Group
   Common share:
   Basic(a)                $    (.15)      .05      (1.13)      .56
   Diluted                      (.15)      .05      (1.13)      .56
----------------------------------------------------------------------
1997 QUARTERS:
Operating revenues         $ 371,409   399,567    443,376   447,986
Gross profit                  40,498    43,874     64,283    58,347
Net income (loss)(b)           5,088    (1,913)    15,993    13,180
Net income (loss) per
   Pittston BAX Group
   common share:
   Basic(b)                $     .26     (.10)        .82       .68
   Diluted                       .26     (.10)        .80       .66
====================================================================

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

(b) The second quarter of 1997 includes $12,500 pre-tax ($7,900 after-tax; $0.40 per share) of consulting expenses related to the redesign of BAX Global's business processes and new information systems architecture.

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

FIVE YEARS IN REVIEW
(In thousands, except per share amounts)                       1998           1997           1996            1995             1994
==================================================================================================================================
SALES AND INCOME (a):
Net sales and operating revenues                         $3,746,882      3,394,398      3,091,195       2,914,441        2,667,275
Net income (b)                                               66,056        110,198        104,154          97,972           26,897
---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION (a):

Net property, plant and equipment                        $  849,883        647,642        540,851         486,168          445,834
Total assets                                              2,331,137      1,995,944      1,832,603       1,807,372        1,737,778
Long-term debt, less current maturities                     323,308        191,812        158,837         133,283          138,071
Shareholders' equity                                        736,028        685,618        606,707         521,979          447,815
---------------------------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING (c), (d):
Pittston Brink's Group basic                                 38,713         38,273         38,200          37,931           37,784
Pittston Brink's Group diluted                               39,155         38,791         38,682          38,367           38,192
Pittston BAX Group basic                                     19,333         19,448         19,223          18,966           18,892
Pittston BAX Group diluted                                   19,333         19,993         19,681          19,596           19,436
Pittston Minerals Group basic                                 8,324          8,076          7,897           7,786            7,594
Pittston Minerals Group diluted                               8,324          8,102          9,884          10,001            7,594
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES OUTSTANDING (c):
Pittston Brink's Group                                       40,961         41,130         41,296          41,574           41,595
Pittston BAX Group                                           20,825         20,378         20,711          20,787           20,798
Pittston Minerals Group                                       9,186          8,406          8,406           8,406            8,390
---------------------------------------------------------------------------------------------------------------------------------
PER PITTSTON BRINK'S GROUP COMMON SHARE (c), (d):
Basic net income (b)                                     $    2.04            1.92           1.56           1.35              1.10
Diluted net income (b)                                        2.02            1.90           1.54           1.33              1.09
Cash dividends                                                 .10             .10            .10            .09               .09
Book value (f)                                               11.87            9.91           8.21           6.81              5.70
---------------------------------------------------------------------------------------------------------------------------------
PER PITTSTON BAX GROUP COMMON SHARE (c), (d):
Basic net income (loss)                                      (0.68)           1.66           1.76           1.73              2.03
Diluted net income (loss)                                    (0.68)           1.62           1.72           1.68              1.97
Cash dividends                                                 .24             .24            .24            .22               .22
Book value (f)                                               15.83           16.59          15.70          14.30             12.74
---------------------------------------------------------------------------------------------------------------------------------
PER PITTSTON MINERALS GROUP COMMON SHARE (c), (d):
Basic net income (loss) (e)                              $   (0.42)           0.09           1.14           1.45             (7.50)
Diluted net income (loss) (e)                                (0.42)           0.09           1.08           1.40             (7.50)
Cash dividends (g)                                             .24             .65            .65            .65               .65
Book value (f)                                               (9.50)          (8.94)         (8.38)         (9.46)           (10.74)
==================================================================================================================================

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

(g) Cash dividends per share reflect a per share dividend of $.1625 declared in the first quarter of 1998 (based on an annual rate of $.65 per share) and three per share dividends of $.025 declared in each of the following 1998 quarters (based on an annual rate of $.10 per share).

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

PITTSTON COAL

Net sales for 1998 amounted to $503.3 million compared to $612.9 million in 1997, a decrease of $109.6 million (18%). Operating profit of $3.2 million in 1998 represented a $9.0 million decrease (74%) from the $12.2 million operating profit reported in 1997. Operating loss in 1998 included the benefit of $1.5 million from the reversal of excess restructuring liabilities.

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

The change in operating profit during 1998 was primarily due to the negative impact of lower overall coal margin per ton. This was partially offset, however, by favorable impacts resulting from higher gains on sales of assets ($3.2 million, discussed below) and a gain on a litigation settlement ($2.6 million) recorded in 1998. Coal Operations anticipates that certain long-term benefit obligation costs will significantly increase in 1999.

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

The following table analyzes the changes in liabilities during the last three years for restructuring and other charges:

                                                        Employee
                                          Mine      Termination,
                              Leased       and           Medical
                           Machinery     Plant               and
                                 and   Closure         Severance
(In thousands)             Equipment     Costs             Costs     Total
----------------------------------------------------------------------------
Balance December 31, 1995     $1,218    28,983             36,077   66,278
Reversals                         --     4,778              6,871   11,649
Payments (a)                     842     5,499              3,921   10,262
Other reductions (b)              --     6,267                 --    6,267
----------------------------------------------------------------------------
Balance December 31, 1996        376    12,439             25,285   38,100
Reversals                         --        --              3,104    3,104
Payments (c)                     376     1,764              2,010    4,150
Other                             --       468               (468)      --
----------------------------------------------------------------------------
Balance December 31, 1997         --    11,143             19,703   30,846
Reversals                         --        --              1,479    1,479
Payments (d)                      --     1,238              1,917    3,155
Other reductions (b)              --       999                 --      999
----------------------------------------------------------------------------
Balance December 31, 1998     $   --     8,906             16,307   25,213
=============================================================================

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

The following table represents the Company's outstanding commodity hedge contracts as of December 31, 1998:

                                                     Average Estimated
(In thousands, except                  Notional     Contract      Fair
average contract rates)                  Amount         Rate     Value
------------------------------------------------------------------------
Forward gold sale contracts (a)         $     41    $    292       $18
Forward swap contracts:
   Jet fuel purchases (pay fixed) (b)     16,000      0.4923    (2,133)
   Diesel fuel purchases (pay fixed) (b)   1,600      0.4180      (137)
Commodity options:
   Diesel Fuel - purchased
     call contracts (pay fixed) (b)        1,600      0.4180         7
========================================================================

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

Total anticipated remediation and acceleration costs are detailed in the table below:

                                              Acceleration
(Dollars in millions)              Capitalized    Expensed    Total
--------------------------------------------------------------------
Total anticipated Year 2000 costs       $23.7          5.8     29.5
Incurred through December 31, 1998       13.9          1.8     15.7
--------------------------------------------------------------------
Remainder                               $ 9.8          4.0     13.8
====================================================================
                                              Remediation
                                   Capitalized    Expensed    Total
--------------------------------------------------------------------
Total anticipated Year 2000 costs       $15.0        17.9      32.9
Incurred through December 31, 1998        6.5         9.8      16.3
--------------------------------------------------------------------
Remainder                               $ 8.5         8.1      16.6
====================================================================
                                                   Total
                                   Capitalized    Expensed    Total
--------------------------------------------------------------------
Total anticipated Year 2000 costs       $38.7        23.7      62.4
Incurred through December 31, 1998       20.4        11.6      32.0
--------------------------------------------------------------------
Remainder                               $18.3        12.1      30.4
====================================================================

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


Under the share repurchase programs authorized by the Board of Directors (the "Board"), the Company purchased shares in the periods presented as follows:

                                                  Years Ended December 31
(Dollars in millions, shares in thousands)        1998             1997
--------------------------------------------------------------------------
Brink's Stock:
   Shares                                         150              166
   Cost                                        $  5.6              4.3
BAX Stock:
   Shares                                       1,047              332
   Cost                                        $ 12.7              7.4
Convertible Preferred Stock
   Shares                                         0.4              1.5
   Cost                                        $  0.1              0.6
   Excess carrying amount (a)                  $  0.0              0.1
===========================================================================

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

The Pittston Company and Subsidiaries
-------------------------------------------------------------------------------
STATEMENT OF MANAGEMENT RESPONSIBILITY
-------------------------------------------------------------------------------

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

We believe that the policies and procedures described above are appropriate and effective and do enable us to meet our responsibility for the integrity of the Company's consolidated financial statements.
-------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------
The Board of Directors and Shareholders
The Pittston Company

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

KPMG LLP


KPMG LLP
Richmond, Virginia

January 27, 1999, except as to Note 22, which is as of March 15, 1999

The Pittston Company and Subsidiaries
-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------

                                                                                           December 31
(Dollars in thousands, except per share amounts)                                   1998                  1997
==============================================================================================================
ASSETS
Current assets:
Cash and cash equivalents                                                    $   83,894                69,878
Short-term investments                                                            1,767                 2,227
Accounts receivable:
   Trade (Note 3)                                                               599,550               520,817
   Other                                                                         38,916                32,485
--------------------------------------------------------------------------------------------------------------
                                                                                638,466               553,302
   Less estimated uncollectible amounts                                          32,122                21,985
--------------------------------------------------------------------------------------------------------------
                                                                                606,344               531,317
Coal inventory                                                                   24,567                31,644
Other inventory                                                                  18,203                 8,530
--------------------------------------------------------------------------------------------------------------
                                                                                 42,770                40,174
Prepaid expenses and other current assets                                        33,374                32,767
Deferred income taxes (Note 6)                                                   52,494                50,442
--------------------------------------------------------------------------------------------------------------
Total current assets                                                            820,643               726,805
--------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost (Notes 1 and 4)                        1,423,133             1,167,300
   Less accumulated depreciation, depletion and amortization                    573,250               519,658
--------------------------------------------------------------------------------------------------------------
                                                                                849,883               647,642
Intangibles, net of accumulated amortization (Notes 1, 5 and 11)                345,600               301,395
Deferred pension assets (Note 14)                                               119,500               123,138
Deferred income taxes (Note 6)                                                   63,489                47,826
Other assets                                                                    132,022               149,138
--------------------------------------------------------------------------------------------------------------
Total assets                                                                 $2,331,137             1,995,944
==============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings (Note 7)                                               $   88,283                40,144
Current maturities of long-term debt (Note 7)                                    36,509                11,299
Accounts payable                                                                284,341               281,411
Accrued liabilities:
 Taxes                                                                           69,921                45,785
 Workers' compensation and other claims                                          33,140                32,048
 Payroll and vacation                                                            78,919                62,029
 Miscellaneous (Note 14)                                                        206,320               170,957
--------------------------------------------------------------------------------------------------------------
                                                                                388,300               310,819
--------------------------------------------------------------------------------------------------------------
Total current liabilities                                                       797,433               643,673
--------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities (Note 7)                                323,308               191,812
Postretirement benefits other than pensions (Note 14)                           239,550               231,451
Workers' compensation and other claims                                           93,324               106,378
Deferred income taxes (Note 6)                                                   20,615                17,157
Other liabilities                                                               120,879               119,855
Commitments and contingent liabilities (Notes 7, 12, 13, 14, 18 and 19)
Shareholders' equity (Notes 9 and 10):
   Preferred stock, par value $10 per share,
      Authorized: 2,000,000 shares $31.25 Series C Cumulative Convertible
         Preferred Stock,
      Issued: 1998 - 113,490 shares; 1997 - 113,845 shares                        1,134                 1,138
   Pittston Brink's Group common stock, par value $1 per share:
      Authorized: 100,000,000 shares
      Issued: 1998 - 40,961,415 shares; 1997 - 41,129,679 shares                 40,961                41,130
    Pittston BAX Group common stock, par value $1 per share:
      Authorized: 50,000,000 shares
      Issued: 1998 - 20,824,910 shares; 1997 - 20,378,000 shares                 20,825                20,378
   Pittston Minerals Group common stock, par value $1 per share:
      Authorized: 20,000,000 shares
      Issued: 1998 - 9,186,434 shares; 1997 - 8,405,908 shares                    9,186                 8,406
   Capital in excess of par value                                               403,148               430,970
   Retained earnings                                                            401,186               359,940
   Accumulated other comprehensive income                                       (51,865)              (41,762)
   Employee benefits trust, at market value (Note 10)                           (88,547)             (134,582)
--------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                      736,028               685,618
--------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                   $2,331,137             1,995,944
==============================================================================================================

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------

                                                                                Years Ended December 31
 (In thousands, except per share amounts)                            1998                1997              1996
===============================================================================================================
 Net sales                                                    $   518,635             630,626           696,513
 Operating revenues                                             3,228,247           2,763,772         2,394,682
---------------------------------------------------------------------------------------------------------------
 Net sales and operating revenues                               3,746,882           3,394,398         3,091,195
---------------------------------------------------------------------------------------------------------------
 Costs and expenses:
 Cost of sales                                                    513,794             609,025           707,497
 Operating expenses                                             2,675,537           2,270,341         1,989,149
 Selling, general and administrative expenses
     (including a $15,723 write-off of
     long-lived assets in 1998)                                   454,993             344,008           292,718
 Restructuring and other credits, including
     litigation accrual (Notes 15 and 18)                          (1,479)             (3,104)          (47,299)
---------------------------------------------------------------------------------------------------------------
 Total costs and expenses                                       3,642,845           3,220,270         2,942,065
 Other operating income, net (Note 16)                             21,106              14,000            17,377
---------------------------------------------------------------------------------------------------------------
 Operating profit                                                 125,143             188,128           166,507
 Interest income                                                    5,359               4,394             3,487
 Interest expense                                                 (39,103)            (27,119)          (14,074)
 Other income (expense), net                                        3,811              (7,148)           (9,224)
---------------------------------------------------------------------------------------------------------------
 Income before income taxes                                        95,210             158,255           146,696
 Provision for income taxes (Note 6)                               29,154              48,057            42,542
---------------------------------------------------------------------------------------------------------------
 Net income                                                        66,056             110,198           104,154
 Preferred stock dividends, net (Notes 8 and 10)                   (3,524)             (3,481)           (1,675)
---------------------------------------------------------------------------------------------------------------
 Net income attributed to common shares                       $    62,532             106,717           102,479
===============================================================================================================
 Pittston Brink's Group (Note 1):
 Net income                                                   $    79,104              73,622            59,695
---------------------------------------------------------------------------------------------------------------
 Net income per common share (Note 8):
    Basic                                                     $      2.04                1.92              1.56
    Diluted                                                          2.02                1.90              1.54
---------------------------------------------------------------------------------------------------------------
 Weighted average common shares outstanding (Note 8):
    Basic                                                          38,713              38,273            38,200
    Diluted                                                        39,155              38,791            38,682
===============================================================================================================
 Pittston BAX Group (Note 1):
 Net income (loss)                                            $   (13,091)             32,348            33,801
---------------------------------------------------------------------------------------------------------------
 Net income (loss) per common share (Note 8):
    Basic                                                     $     (0.68)               1.66              1.76
    Diluted                                                         (0.68)               1.62              1.72
---------------------------------------------------------------------------------------------------------------
 Weighted average common shares outstanding (Note 8):
    Basic                                                          19,333              19,448            19,223
    Diluted                                                        19,333              19,993            19,681
===============================================================================================================
 Pittston Minerals Group (Note 1):
 Net income (loss) attributed to common shares                $    (3,481)                747             8,983
---------------------------------------------------------------------------------------------------------------
 Net income (loss) per common share (Note 8):
    Basic                                                     $     (0.42)               0.09              1.14
    Diluted                                                         (0.42)               0.09              1.08
---------------------------------------------------------------------------------------------------------------
 Weighted average common shares outstanding (Note 8):
    Basic                                                           8,324               8,076             7,897
    Diluted                                                         8,324               8,102             9,884
================================================================================================================

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------

                                                                                   Years Ended December 31
(In thousands, except per share data)                                     1998              1997            1996
-----------------------------------------------------------------------------------------------------------------
SERIES C PREFERRED STOCK, $31.25 PER SHARE (NOTE 10)
Balance, beginning of year                                            $  1,138             1,154           1,362
Retirement of stock under share repurchase program (Note 10)                (4)              (16)           (208)
-----------------------------------------------------------------------------------------------------------------
Balance, end of year                                                     1,134             1,138           1,154
=================================================================================================================
BRINK'S GROUP COMMON STOCK
Balance, beginning of year                                              41,130            41,296          41,574
Retirement of stock under share repurchase program (Note 10)              (150)             (166)           (278)
Other                                                                      (19)               --              --
-----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                 40,961            41,130          41,296
=================================================================================================================
BAX GROUP COMMON STOCK
Balance, beginning of year                                              20,378            20,711          20,787
Retirement of stock under share repurchase program (Note 10)            (1,047)             (333)            (76)
Employee benefits trust/other (Note 9)                                   1,494                --              --
-----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                 20,825            20,378          20,711
=================================================================================================================
MINERALS GROUP COMMON STOCK
Balance, beginning of year                                               8,406             8,406           8,406
Employee benefits trust/other (Note 9)                                     780                --              --
-----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                  9,186             8,406           8,406
=================================================================================================================
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year                                             430,970           400,135         401,633
Tax benefit of stock options exercised (Note 6)                          4,766             2,045           1,734
Cost of Brink's Stock Proposal (Note 9)                                     --                --          (2,475)
Remeasurement of employee benefits trust                               (25,993)           42,118          20,481
Employee benefits trust (Note 9)                                        12,781                --              --
Shares released from employee benefits trust (Notes 9 and 10)          (13,675)           (7,522)         (7,659)
Retirement of stock under share repurchase programs (Note 10)           (7,024)           (5,806)        (13,579)
Other                                                                    1,323                --              --
-----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                403,148           430,970         400,135
=================================================================================================================
RETAINED EARNINGS
Balance, beginning of year                                             359,940           273,118         188,728
Net income                                                              66,056           110,198         104,154
Retirement of stock under share repurchase programs (Note 10)          (10,212)           (6,052)         (2,096)
Cash dividends declared- Brink's Group $.10 per share,
    BAX Group $.24 per share, Minerals Group $.2375 per share
    and Series C Preferred Stock $31.25 per share (Note 10)            (14,032)          (17,324)        (17,668)
Other                                                                     (566)               --              --
-----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                401,186           359,940         273,118
=================================================================================================================
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                             (41,762)          (21,188)        (20,705)
Foreign currency translation adjustment                                 (7,125)          (20,574)           (483)
Cash flow hedges                                                        (3,309)               --              --
Other                                                                      331                --              --
-----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                (51,865)          (41,762)        (21,188)
=================================================================================================================
EMPLOYEE BENEFITS TRUST
Balance, beginning of year                                            (134,582)         (116,925)       (119,806)
Remeasurement of employee benefits trust                                25,993           (42,118)        (20,481)
Employee benefits trust (Note 9)                                       (15,081)               --              --
Shares released from employee benefits trust (Notes 9 and 10)           35,123            24,461          23,362
-----------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                (88,547)         (134,582)       (116,925)
=================================================================================================================
Total shareholders' equity - end of year                              $736,028           685,618         606,707
=================================================================================================================
COMPREHENSIVE INCOME
Net income attributed to common shares                                $ 62,532           106,717         102,479
Other comprehensive income, net of tax:
    Foreign currency translation adjustments, net of tax effect
       of $787, ($785) and $365                                         (7,125)          (20,574)           (483)
    Cash flow hedges:
      Transition adjustment, net of tax effect of $1,960                (3,663)               --              --
      Net cash flow hedge losses, net of tax effect of $501               (710)               --              --
      Reclassification adjustment, net of tax effect of ($617)           1,064                --              --
    Other, net of tax effect of ($189)                                     331                --              --
-----------------------------------------------------------------------------------------------------------------
Comprehensive income                                                  $ 52,429            86,143         101,996
=================================================================================================================

See accompanying notes to consolidated financial statements.

 The Pittston Company and Subsidiaries
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

                                                                                                      Years Ended December 31
(In thousands)                                                                                     1998        1997          1996
==================================================================================================================================
Cash flows from operating activities:
Net income                                                                                  $    66,056     110,198       104,154
Adjustments to reconcile net income to net cash provided by operating activities:
   Noncash charges and other write-offs                                                          20,124          --        29,948
   Depreciation, depletion and amortization                                                     154,353     128,751       114,618
   Provision for aircraft heavy maintenance                                                      39,821      34,057        32,057
   (Credit) provision for deferred income taxes                                                  (6,165)     10,611        19,320
   Provision for pensions, noncurrent                                                             4,022         243           935
   Provision for uncollectible accounts receivable                                               21,426      10,664         7,687
   Equity in (earnings) losses of unconsolidated affiliates, net of dividends received             (880)      2,927        (2,183)
   Minority interest expense                                                                      1,742       5,467         3,896
   Gains on sales of property, plant and equipment and other assets and investments              (9,809)     (2,432)       (2,835)
   Other operating, net                                                                          13,262       8,646         6,105
Change in operating assets and liabilities, net of effects of acquisitions and dispositions:
   Increase in accounts receivable                                                              (29,690)    (39,697)      (53,885)
   (Increase) decrease in inventories                                                              (871)     (2,963)        9,271
   Decrease (increase) in prepaid expenses                                                        2,225         325        (1,869)
   (Decrease) increase in accounts payable and accrued liabilities                              (26,906)     32,562           382
   Increase in other assets                                                                      (7,058)    (11,084)       (7,907)
   Decrease in workers' compensation and other claims, noncurrent                               (10,886)    (11,109)       (9,002)
   Increase (decrease) in other liabilities                                                      11,122      (5,859)      (53,522)
Other, net                                                                                      (10,080)     (3,198)         (499)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                       231,808     268,109       196,671
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Additions to property, plant and equipment                                                     (256,567)   (173,768)     (180,651)
Proceeds from disposal of property, plant and equipment                                          30,489       4,064        11,310
Aircraft heavy maintenance expenditures                                                         (40,466)    (29,748)      (23,373)
Acquisitions, net of cash acquired, and related contingency payments                            (34,521)    (65,494)       (4,078)
Dispositions of other assets and investments                                                      8,482          --            --
Other, net                                                                                       (8,397)      7,589         5,181
----------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                          (300,980)   (257,357)     (191,611)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Additions to debt                                                                               218,403     158,021        28,642
Reductions of debt                                                                             (110,474)   (116,030)      (14,642)
Repurchase of stock of the Company                                                              (19,437)    (12,373)      (16,237)
Proceeds from exercise of stock options and employee stock purchase plan                          8,098       4,708         5,487
Dividends paid                                                                                  (13,402)    (16,417)      (17,441)
Cost of stock proposal                                                                               --          --        (2,475)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                                 83,188      17,909       (16,666)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                             14,016      28,661       (11,606)
Cash and cash equivalents at beginning of year                                                   69,878      41,217        52,823
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                    $    83,894      69,878        41,217
==================================================================================================================================

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
(In thousands, except per share amounts)

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

Cash-flow hedges

Interest Rate Risk Management

The Company uses variable-rate debt to finance its operations. In particular, it has variable-rate long-term debt under the $350 million credit facility (the "Facility" -- See Note 7). This debt obligation exposes the Company to variability in interest expense due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. Management believes it is prudent to limit the variability of a portion of its interest expense. The Company attempts to maintain a reasonable balance between fixed and floating rate debt and uses interest rate swaps to accomplish this objective. The contracts are entered into in accordance with guidelines set forth in the Company's hedging policies. The Company does not use derivative instruments for purposes other than hedging.

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

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of the following:

                                               As of December 31
                                              1998          1997
------------------------------------------------------------------
Bituminous coal lands                   $  100,968       107,212
Land, other than coal lands                 44,923        37,908
Buildings                                  221,640       159,726
Machinery and equipment                  1,055,602       862,454
------------------------------------------------------------------
Total                                   $1,423,133     1,167,300
==================================================================

The estimated useful lives for property, plant and equipment are as follows:

                                                          Years
-----------------------------------------------------------------
Buildings                                                10 to 40
Machinery and equipment                                   2 to 30
=================================================================

Depreciation and depletion of property, plant and equipment aggregated $130,932 in 1998, $106,584 in 1997 and $92,805 in 1996.

Capitalized mine development costs totaled $7,093 in 1998, $9,756 in 1997 and $8,144 in 1996.

Changes in capitalized subscriber installation costs for home security systems included in machinery and equipment were as follows:

                                                       Years Ended December 31
                                                       1998      1997      1996
--------------------------------------------------------------------------------
Capitalized subscriber installation costs--
    beginning of year                              $172,792   134,850   105,336
Capitalized cost of security system
   installations                                     77,460    64,993    57,194
Depreciation, including amounts recognized
   to fully depreciate capitalized costs for
   installations disconnected during the
   year                                             (32,657)  (27,051)  (27,680)
--------------------------------------------------------------------------------
Capitalized subscriber installation costs--
   end of year                                     $217,595   172,792   134,850
================================================================================

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

6. INCOME TAXES

The provision (credit) for income taxes consists of the following:

                              US
                         Federal  Foreign    State     Total
--------------------------------------------------------------
1998:
Current                  $11,194   20,625    3,500    35,319
Deferred                   2,088   (8,278)      25    (6,165)
--------------------------------------------------------------
Total                    $13,282   12,347    3,525    29,154
==============================================================
1997:
Current                  $18,707   14,390    4,349    37,446
Deferred                  13,506   (3,172)     277    10,611
--------------------------------------------------------------
Total                    $32,213   11,218    4,626    48,057
==============================================================
1996:
Current                  $ 7,721   11,201    4,300    23,222
Deferred                  22,878   (3,731)     173    19,320
--------------------------------------------------------------
Total                    $30,599    7,470    4,473    42,542
==============================================================

The significant components of the deferred tax expense (benefit) were as follows:

                                                  Years Ended December 31
                                                  1998      1997      1996
---------------------------------------------------------------------------
Deferred tax expense, exclusive
   of the components listed below             $ 7,681     6,950    19,171
Net operating loss carryforwards               (6,651)   (4,345)   (5,065)
Alternative minimum tax credits                (7,626)    7,613     4,200
Change in the valuation allowance for
   deferred tax assets                            431       393     1,014
---------------------------------------------------------------------------
Total                                         $(6,165)   10,611    19,320
===========================================================================

The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

The components of the net deferred tax asset as of December 31, 1998 and December 31, 1997 were as follows:

                                                 1998       1997
----------------------------------------------------------------
DEFERRED TAX ASSETS:
Accounts receivable                          $ 13,314      6,448
Postretirement benefits other than pensions   104,322    101,617
Workers' compensation and other claims         43,033     50,139
Other liabilities and reserves                 76,909     81,084
Miscellaneous                                   8,288     16,062
Net operating loss carryforwards               27,664     21,013
Alternative minimum tax credits                33,153     23,631
Valuation allowance                           (10,284)    (9,853)
----------------------------------------------------------------
Total deferred tax assets                     296,399    290,141
----------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Property, plant and equipment                  66,307     59,787
Pension assets                                 44,077     49,431
Other assets                                   14,690     15,538
Investments in foreign affiliates              11,382      9,331
Miscellaneous                                  64,575     74,943
----------------------------------------------------------------
Total deferred tax liabilities                201,031    209,030
----------------------------------------------------------------
Net deferred tax asset                       $ 95,368     81,111
================================================================

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

                                                Years Ended December 31
                                               1998       1997      1996
-------------------------------------------------------------------------
Income before income taxes:
United States                                $47,976    110,070   101,463
Foreign                                       47,234     48,185    45,233
-------------------------------------------------------------------------
Total                                        $95,210    158,255   146,696
=========================================================================
Tax provision computed at statutory
   rate                                      $33,323     55,389    51,344
Increases (reductions) in taxes due to:
Percentage depletion                          (6,869)    (7,407)   (7,644)
State income taxes (net of federal
   tax benefit)                                1,861      2,614     1,894
Goodwill amortization                          2,369      2,289     2,404
Difference between total taxes on
   foreign income and the US
   federal statutory rate                     (1,084)    (4,642)   (6,384)
Change in the valuation allowance for
  deferred tax assets                            431        393     1,014
Miscellaneous                                   (877)      (579)      (86)
-------------------------------------------------------------------------
Actual tax provision                         $ 9,154     48,057    42,542
=========================================================================

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

7. LONG-TERM DEBT

Total long-term debt consists of the following:

                                                        As of December 31
                                                         1998       1997
--------------------------------------------------------------------------
Senior obligations:
US dollar term loan due 2001 (year-end
   rate 5.68% in 1998 and 6.24% in 1997)             $100,000    100,000
Revolving credit notes due 2001 (year-end
   rate 5.83% in 1998 and 5.92% in 1997)               91,600     25,900
5% amortizing French franc seller's
   note maturing in 2001                               19,646         --
Venezuelan bolivar term loan due 2000
   (year-end rate 50.40% in 1998
   and 26.40% in 1997)                                 18,723     31,072
French franc term notes maturing in 2002
   (year-end average rate 5.38% in 1998)               12,523         --
Netherlands guilder term loan due 2000 (year-
   end rate 3.95% in 1998 and 4.29% in 1997)           11,166     10,700
Singapore dollar term loan due 2003
   (year-end rate 3.31% in 1998)                       10,897         --
All other                                              27,755     18,859
--------------------------------------------------------------------------
                                                      292,310    186,531
--------------------------------------------------------------------------
Obligations under capital leases (average rate
   9.14% in 1998 and 10.43% in 1997)                   30,998      5,281
--------------------------------------------------------------------------
Total long-term debt, less current maturities         323,308    191,812
Current maturities of long-term debt:
   Senior obligations                                  27,123      8,617
   Obligations under capital leases                     9,386      2,682
--------------------------------------------------------------------------
Total current maturities of long-term debt             36,509     11,299
--------------------------------------------------------------------------
Total long-term debt including current maturities    $359,817    203,111
==========================================================================

For the four years through December 31, 2003, minimum repayments of long-term debt outstanding are as follows:

            2000                 $ 60,943
            2001                  219,324
            2002                   12,159
            2003                   15,134

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

8. NET INCOME PER SHARE

The following is a reconciliation between the calculations of basic and diluted net income per share:

                                         Years Ended December 31
BRINK'S GROUP                           1998      1997      1996
-----------------------------------------------------------------
NUMERATOR:
Net income - Basic and diluted net
   income per share numerator        $79,104    73,622    59,695
DENOMINATOR:
Basic weighted average common
   shares outstanding                 38,713    38,273    38,200
Effect of dilutive securities:
   Stock options                         442       518       482
----------------------------------------------------------------
Diluted weighted average common
   shares outstanding                 39,155    38,791    38,682
================================================================

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

                                                  Years Ended December 31
BAX GROUP                                         1998      1997      1996
----------------------------------------------------------------------------
NUMERATOR:
Net income (loss)-Basic and diluted net
   income (loss) per share numerator            $(13,091)   32,348    33,801
DENOMINATOR:
Basic weighted average common
   shares outstanding                             19,333    19,448    19,223
Effect of dilutive securities:
   Stock options                                      --       545       458
-----------------------------------------------------------------------------
Diluted weighted average common
   shares outstanding                             19,333    19,993    19,681
==============================================================================

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

                                                    Years Ended December 31
MINERALS GROUP                                      1998      1997      1996
------------------------------------------------------------------------------
NUMERATOR:
Net income                                       $    43     4,228    10,658
Convertible Preferred Stock
------------------------------------------------------------------------------
   dividends, net                                 (3,524)   (3,481)   (1,675)
------------------------------------------------------------------------------
Basic net income (loss) per share numerator       (3,481)      747     8,983
Effect of dilutive securities:
   Convertible Preferred Stock
   dividends, net                                     --        --    1,675
------------------------------------------------------------------------------
Diluted net income (loss) per
  share numerator                                $(3,481)      747    10,658
DENOMINATOR:
Basic weighted average common
   shares outstanding                              8,324     8,076     7,897
Effect of dilutive securities:
   Convertible Preferred Stock                        --        --     1,945
   Stock options                                      --        26        42
------------------------------------------------------------------------------
Diluted weighted average common
  shares outstanding                               8,324     8,102     9,884
===============================================================================

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

                                                      Aggregate
                                                       Exercise
                                           Shares         Price
-----------------------------------------------------------------
SERVICES GROUP COMMON STOCK OPTIONS:
Outstanding at December 31, 1995            2,399      $ 50,528
Exercised                                     (15)         (206)
Converted in Brink's Stock Proposal        (2,384)      (50,322)
-----------------------------------------------------------------
Outstanding at December 31, 1996               --      $     --
=================================================================
BRINK'S GROUP COMMON STOCK OPTIONS
Outstanding at December 31, 1995               --      $     --
Converted in Brink's Stock Proposal         1,750        26,865
Granted                                       369         9,527
Exercised                                    (166)       (1,800)
Forfeited or expired                          (37)         (734)
-----------------------------------------------------------------
Outstanding at December 31, 1996            1,916      $ 33,858
Granted                                       428        13,618
Exercised                                    (190)       (2,296)
Forfeited or expired                         (104)       (2,497)
-----------------------------------------------------------------
Outstanding at December 31, 1997            2,050      $ 42,683
Granted                                       365        13,748
Exercised                                    (439)       (6,230)
Forfeited or expired                          (35)         (985)
-----------------------------------------------------------------
Outstanding at December 31, 1998            1,941      $ 49,216
=================================================================
BAX GROUP COMMON STOCK OPTIONS:
Outstanding at December 31, 1995                --     $    --
Converted in Brink's Stock Proposal         1,989        23,474
Granted                                       440         7,972
Exercised                                    (318)       (2,905)
Forfeited or expired                          (64)         (952)
-----------------------------------------------------------------
Outstanding at December 31, 1996            2,047      $ 27,589
Granted                                       526        12,693
Exercised                                    (246)       (2,389)
Forfeited or expired                          (71)       (1,223)
-----------------------------------------------------------------
Outstanding at December 31, 1997            2,256      $ 36,670
Granted                                       334         4,683
Exercised                                    (236)       (1,868)
Forfeited or expired                         (166)       (3,393)
-----------------------------------------------------------------
Outstanding at December 31, 1998            2,188      $ 36,092
=================================================================
MINERALS GROUP COMMON STOCK OPTIONS:
Outstanding at December 31, 1995              598      $  9,359
Granted                                         4            47
Exercised                                      (3)          (45)
Forfeited or expired                          (16)         (229)
-----------------------------------------------------------------
Outstanding at December 31, 1996              583      $  9,132
Granted                                       138         1,746
Exercised                                      (2)          (22)
Forfeited or expired                          (67)         (921)
-----------------------------------------------------------------
Outstanding at December 31, 1997              652      $  9,935
Granted                                       138           721
Exercised                                       0             0
Forfeited or expired                         (128)       (1,668)
-----------------------------------------------------------------
Outstanding at December 31, 1998              662      $  8,988
=================================================================


Options exercisable at the end of 1998, 1997 and 1996, on an equivalent basis, for Brink's Stock were 922, 905 and 1,099, respectively; for BAX Stock were 1,081, 827 and 1,034, respectively; and for Minerals Stock were 491, 253 and 292, respectively.

The following table summarizes information about stock options outstanding as of December 31, 1998.

                   ----------------------------   ----------------
                                  Stock Options    Stock Options
                                    Outstanding      Exercisable
------------------------------------------------------------------
                            Weighted
                             Average
                           Remaining   Weighted         Weighted
                         Contractual    Average          Average
Range of                        Life   Exercise         Exercise
Exercise Prices    Shares    (Years)      Price Shares     Price
------------------------------------------------------------------
BRINK'S STOCK
$  9.82 to 13.79      189      1.66     $10.68     189     $10.68
  16.77 to 21.34      711      2.06      19.38     711      19.38
  25.57 to 31.94      686      4.06      28.94      19      29.74
  37.06 to 39.56      355      5.68      38.22       3      39.56
------------------------------------------------------------------
Total               1,941                          922
------------------------------------------------------------------
BAX STOCK
$  7.85 to 11.70      374      2.79     $ 9.28     266     $ 9.58
  13.41 to 16.32      851      2.74      14.78     728      14.72
  17.06 to 21.13      534      3.46      18.07      83      17.29
  23.88 to 27.91      429      4.38      24.25       4      27.91
------------------------------------------------------------------
Total               2,188                        1,081
------------------------------------------------------------------
MINERALS STOCK
$  2.50 to 6.53       101      5.76     $ 4.23      31     $ 4.20
   9.50 to 11.88      243      2.91      10.24     216      10.32
  12.69 to 16.63      148      3.66      13.29      74      13.88
  18.63 to 25.74      170      1.71      24.18     170      24.18
------------------------------------------------------------------
Total                 662                          491
==================================================================

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

                                       1998       1997     1996
-----------------------------------------------------------------
NET INCOME (LOSS) ATTRIBUTED TO
   COMMON SHARES
The Company
   As Reported                     $ 62,532    106,717  102,479
   Pro Forma                         57,550    101,746   99,628
Brink's Group
   As Reported                       79,104     73,622   59,695
   Pro Forma                         76,251     71,240   58,389
BAX Group
   As Reported                      (13,091)    32,348   33,801
   Pro Forma                        (15,017)    30,170   32,528
Minerals Group
   As Reported                       (3,481)       747    8,983
   Pro Forma                         (3,684)       336    8,711
-----------------------------------------------------------------
                                       1998       1997     1996
-----------------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE
Brink's Group
   Basic, As Reported              $    2.04       1.92     1.56
   Basic, Pro Forma                     1.97       1.86     1.53
   Diluted, As Reported                 2.02       1.90     1.54
   Diluted, Pro Forma                   1.95       1.84     1.51
BAX Group
   Basic, As Reported                  (0.68)      1.66     1.76
   Basic, Pro Forma                    (0.78)      1.55     1.69
   Diluted, As Reported                (0.68)      1.62     1.72
   Diluted, Pro Forma                  (0.78)      1.51     1.65
Minerals Group
   Basic, As Reported                  (0.42)      0.09     1.14
   Basic, Pro Forma                    (0.44)      0.04     1.10
   Diluted, As Reported                (0.42)      0.09     1.08
   Diluted, Pro Forma                  (0.44)      0.04     1.05
=================================================================

Note: The pro forma disclosures shown may not be representative of the effects on reported net income in future years.

The fair value of each stock option grant used to compute pro forma net income and net income per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model.

The weighted-average assumptions used in the model are as follows:

                                           1998    1997     1996
------------------------------------------------------------------
Expected dividend yield:
   Brink's Stock                          0.3%     0.3%     0.4%
   BAX Stock                              1.7%     1.0%     1.2%
   Minerals Stock                         1.8%     5.4%     4.8%
Expected volatility:
   Brink's Stock                          31%      32%      30%
   BAX Stock                              50%      29%      32%
   Minerals Stock                         45%      43%      37%
Risk-Free interest rate:
   Brink's Stock                          5.3%     6.2%     6.3%
   BAX Stock                              5.3%     6.2%     6.3%
   Minerals Stock                         5.3%     6.2%     6.1%
Expected term (in years):
   Brink's Stock                           5.1      4.9      4.7
   BAX Stock                               5.1      4.8      4.7
   Minerals Stock                          5.1      4.2      3.7
=================================================================


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

Under the share repurchase program, the Company purchased shares in the periods presented as follows:

                                         Years Ended December 31
(In thousands)                                   1998       1997
-----------------------------------------------------------------
Brink's Stock:
Shares                                            150        166
Cost                                          $ 5,617      4,349
BAX Stock:
Shares                                          1,047        332
Cost                                          $12,674      7,405
Convertible Preferred Stock:
Shares                                            0.4        1.5
Cost                                          $   146        617
Excess carrying amount (a)                    $    23        108
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

As of December 31, 1998, aggregate future minimum lease payments under noncancellable operating leases were as follows:

                                            Equipment
                      Aircraft Facilities     & Other      Total
------------------------------------------------------------------
1999                  $ 39,888     53,278      33,680    126,846
2000                    32,731     42,005      26,610    101,346
2001                    28,645     34,083      17,357     80,085
2002                    12,698     29,826      11,541     54,065
2003                     3,720     24,772       6,231     34,723
2004                        --     22,037       1,077     23,114
2005                        --     18,471         908     19,379
2006                        --     16,977         817     17,794
Later Years                 --     97,409       1,780     99,189
------------------------------------------------------------------
Total                 $117,682    338,858     100,001    556,541
==================================================================

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

Minimum future lease payments under capital leases as of December 31, 1998, for each of the next five years and in the aggregate are:

-----------------------------------------------------------------
1999                                                      $12,271
2000                                                       9,943
2001                                                       6,792
2002                                                       3,931
2003                                                       3,015
Subsequent to 2003                                         8,987
----------------------------------------------------------------
Total minimum lease payments                              44,939
Less: Executory costs                                         38
----------------------------------------------------------------
Net minimum lease payments                                44,901
Less: Amount representing interest                         4,517
----------------------------------------------------------------
Present value of net minimum lease payment               $40,384
================================================================

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

At December 31, 1998, the Company had contractual commitments with a third party to provide aircraft usage and services to the Company. The fixed and determinable portion of the obligations under these agreements aggregate approximately $153,240 and expire from 1999 to 2003 as follows:

              1999                   $42,720
              2000                    42,720
              2001                    37,680
              2002                    27,240
              2003                     2,880

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

The net pension expense for 1998, 1997 and 1996 for all plans is as follows:

                                        Years Ended December 31
                                       1998       1997     1996
----------------------------------------------------------------
Service cost-benefits earned
  during year                      $ 19,932     15,283   14,753
Interest cost on projected benefit
  obligation                         30,181     26,978   23,719
Return on assets-expected           (45,115)   (40,894) (37,648)
Other amortization, net               2,156        564    1,741
----------------------------------------------------------------
Net pension expense                $  7,154      1,931    2,565
================================================================

The assumptions used in determining the net pension expense for the Company's primary pension plan were as follows:

                                               1998     1997     1996
----------------------------------------------------------------------
Interest cost on projected benefit
 obligation                                    7.5%     8.0%     7.5%
Expected long-term rate of return on assets   10.0%    10.0%    10.0%
Rate of increase in compensation levels        4.0%     4.0%     4.0%
======================================================================

Reconciliations of the projected benefit obligation, plan assets, funded status and prepaid pension expense at December 31, 1998 and 1997 are as follows:

                                                                       Years Ended December 31
                                                                     1998                  1997
------------------------------------------------------------------------------------------------
Projected benefit obligation at beginning of year                $402,252               339,260
Service cost-benefits earned during the year                       19,932                15,283
Interest cost on projected benefit obligation                      30,181                26,978
Plan participants' contributions                                    1,070                   800
Acquisitions                                                        8,128                    --
Benefits paid                                                     (18,485)              (16,619)
Actuarial loss                                                     54,520                40,734
Foreign currency exchange rate changes                                468                (4,184)
------------------------------------------------------------------------------------------------
Projected benefit obligation at end of year                      $498,066               402,252
------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year                   $511,245               450,430
Return on assets - actual                                          69,803                81,195
Acquisitions                                                        1,440                    --
Plan participants' contributions                                    1,070                   800
Employer contributions                                              1,744                 1,075
Benefits paid                                                     (18,485)              (16,619)
Foreign currency exchange rate changes                               (645)               (5,636)
------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                         $566,172               511,245
------------------------------------------------------------------------------------------------
Funded status                                                    $ 68,106               108,993
Unamortized initial net asset                                        (756)               (1,450)
Unrecognized experience loss                                       38,061                10,548
Unrecognized prior service cost                                     1,383                 1,209
------------------------------------------------------------------------------------------------
Net pension assets                                                106,794               119,300
------------------------------------------------------------------------------------------------
Current pension liabilities                                         6,078                 3,838
Noncurrent pension liabilities                                      6,628                    --
------------------------------------------------------------------------------------------------
Deferred pension assets per balance sheet                        $119,500               123,138
================================================================================================

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

For the years 1998, 1997 and 1996, the components of periodic expense for these postretirement benefits were as follows:

                                                          Years Ended December 31
                                                         1998       1997      1996
----------------------------------------------------------------------------------
Service cost--benefits earned during the year         $ 1,167      1,610     2,069
Interest cost on accumulated postretirement
   benefit obligation                                  22,412     22,112    20,213
Amortization of losses                                  2,929      1,389     1,128
----------------------------------------------------------------------------------
Total expense                                         $26,508     25,111    23,410
===================================================================================

The actuarially determined and recorded liabilities for the following postretirement benefits have not been funded.

Reconciliations of the accumulated postretirement benefit obligation, funded status and accrued postretirement benefit cost at December 31, 1998 and 1997 are as follows:


                                                                  Years Ended December 31
                                                                1998                   1997
---------------------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at beginning of year                          $ 313,921               287,522
Service cost-benefits earned during the year                    1,167                 1,610
Interest cost on accumulated postretirement
   benefit obligation                                          22,412                22,112
Benefits paid                                                 (18,463)              (18,927)
Actuarial loss                                                 17,855                21,614
Foreign currency exchange rate changes                            (61)                  (10)
---------------------------------------------------------------------------------------------
Total accumulated postretirement benefit
   obligation at end of year                                $ 336,831               313,921
---------------------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at end of year-retirees                       $ 282,687               255,190
Accumulated postretirement benefit
   obligation at end of year-active participants               54,144                58,731
---------------------------------------------------------------------------------------------
Total accumulated postretirement benefits
   obligation at end of year                                $ 336,831               313,921
---------------------------------------------------------------------------------------------
Funded status                                               $(336,831)             (313,921)
Unrecognized experience loss                                   78,173                63,247
---------------------------------------------------------------------------------------------
Accrued postretirement benefit cost at
   end of year                                              $(258,658)             (250,674)
=============================================================================================

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

The following table analyzes the changes in liabilities during the last three years for facility closure costs recorded as restructuring and other charges:

                                                     Employee
                                           Mine  Termination,
                              Leased        and      Medical
                           Machinery      Plant          and
                                 and    Closure     Severance
(In thousands)             Equipment      Costs         Costs    Total
========================================================================
Balance December 31, 1995     $1,218     28,983        36,077    66,278
Reversals                         --      4,778         6,871    11,649
Payments (a)                     842      5,499         3,921    10,262
Other reductions (b)              --      6,267            --     6,267
------------------------------------------------------------------------
Balance December 31, 1996        376     12,439        25,285    38,100
Reversals                         --         --         3,104     3,104
Payments (c)                     376      1,764         2,010     4,150
Other                             --        468          (468)       --
------------------------------------------------------------------------
Balance December 31, 1997     $   --     11,143        19,703    30,846
Reversals                         --         --         1,479     1,479
Payments (d)                      --      1,238         1,917     3,155
Other reductions (b)              --        999            --       999
------------------------------------------------------------------------
Balance December 31, 1998     $   --      8,906        16,307    25,213
========================================================================


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

Summarized financial information presented includes the accounts of the following equity affiliates (a):

                                                          Ownership
                                               At December 31, 1998
--------------------------------------------------------------------
Servicio Pan Americano De Protection, S.A. (Mexico)             20%
Brink's Panama, S.A.                                            49%
Brink's Peru, S.A.                                              36%
Security Services (Brink's Jordan), W.L.L.                      45%
Brink's-Allied Limited (Ireland)                                50%
Brink's Arya India Private Limited                              40%
Brink's Pakistan (Pvt.) Limited                                 49%
Brink's (Thailand) Ltd.                                         40%
BAX International Forwarding Ltd. (Taiwan)                    33.3%
Mining Project Investors Limited (Australia) (b)              51.5%
MPI Gold (USA) (b)                                            51.5%
===================================================================
                                       1998        1997        1996
--------------------------------------------------------------------
Revenues                           $415,216     638,624     728,815
Gross profit                         56,471      97,976      78,900
Net income (loss)                      (204)      4,427      11,160
Current assets                       82,771     131,160     209,089
Noncurrent assets                   113,167     215,531     217,445
Current liabilities                  76,990     153,247     192,679
Noncurrent liabilities               43,138      84,170     117,952
Net equity                           75,810     109,274     115,903
====================================================================

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

Operating segment information is as follows:

                                           Years Ended December 31
                                      1998        1997        1996
-------------------------------------------------------------------
NET SALES AND OPERATING
  REVENUES:
BAX Global                      $1,776,980   1,662,338   1,484,869
Brink's                          1,247,681     921,851     754,011
BHS                                203,586     179,583     155,802
Pittston Coal                      503,302     612,907     677,393
Mineral Ventures                    15,333      17,719      19,120
-------------------------------------------------------------------
Consolidated net sales and
   operating revenues (a)       $3,746,882   3,394,398   3,091,195
===================================================================
OPERATING PROFIT (LOSS)
BAX Global (b)                  $     (628)     63,264      64,604
Brink's (c)                         98,420      81,591      56,823
BHS (d)                             53,032      52,844      44,872
Pittston Coal (e)                    3,207      12,217      20,034
Mineral Ventures (f)                (1,031)     (2,070)      1,619
-------------------------------------------------------------------
Segment operating profit           153,000     207,846     187,952
General Corporate expense          (27,857)    (19,718)    (21,445)
-------------------------------------------------------------------
Consolidated operating
  profit                        $  125,143     188,128     166,507
===================================================================

(a) Includes US revenues of $2,256,955, $2,246,575 and $2,128,573 in 1998, 1997
and 1996, respectively.

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

(f) Includes equity in net income (loss) of unconsolidated affiliates of $438 in 1998, ($671) in 1997 and $302 in 1996.

                                            Years Ended December 31
                                         1998        1997      1996
---------------------------------------------------------------------
CAPITAL EXPENDITURES:
BAX Global                         $   76,115      31,307    59,470
Brink's                                74,716      49,132    34,072
BHS                                    81,420      70,927    61,522
Pittston Coal                          21,221      22,285    18,881
Mineral Ventures                        4,282       4,544     3,714
General Corporate                         583         613     5,950
---------------------------------------------------------------------
Consolidated capital expenditures  $  258,337     178,808   183,609
=====================================================================
DEPRECIATION, DEPLETION AND
   AMORTIZATION:
BAX Global                         $   35,287      29,667    23,254
Brink's                                45,742      30,758    24,293
BHS                                    36,630      30,344    30,115
Pittston Coal                          33,275      35,351    34,632
Mineral Ventures                        2,735       1,968     1,856
General Corporate                         684         663       468
---------------------------------------------------------------------
Consolidated depreciation,
   depletion and amortization      $  154,353     128,751   114,618
=====================================================================
                                                  As of December 31
                                       1998         1997        1996
---------------------------------------------------------------------
ASSETS:
BAX Global                         $  765,185     690,144   617,784
Brink's (a)                           679,718     441,138   340,922
BHS                                   230,357     193,027   149,992
Pittston Coal                         528,468     549,576   594,772
Mineral Ventures (b)                   18,733      20,432    22,826
---------------------------------------------------------------------
Identifiable assets                $2,222,461   1,894,317 1,726,296
General Corporate (primarily
   cash, investments, advances
   and deferred pension assets)       108,676     101,627   106,307
---------------------------------------------------------------------
Consolidated assets (c)            $2,331,137   1,995,944 1,832,603
=====================================================================

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

19. COMMITMENTS

At December 31, 1998, the Company had contractual commitments for third parties to contract mine or provide coal to the Company. Based on the contract provisions these commitments are currently estimated to aggregate approximately $202,033 and expire from 1999 through 2005 as follows:

                     1999                  $60,563
                     2000                   38,186
                     2001                   38,036
                     2002                   38,036
                     2003                   13,814
                     2004                    7,656
                     2005                    5,742

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

                                             1st              2nd             3rd               4th
---------------------------------------------------------------------------------------------------
1998 QUARTERS:
Net sales and operating
   revenues                              $862,664          927,104         968,932          988,182
Gross profit                              122,729          135,146         149,278          150,398
Net income (a), (b)                        12,828           20,762             211           32,255
Net income per Brink's
  Group common share:
Basic                                    $    .44              .53             .52              .55
Diluted                                       .44              .52             .51              .55
Net income (loss) per
 BAX Group common share:
Basic (a)                                $   (.15)             .05           (1.13)             .56
Diluted                                      (.15)             .05           (1.13)             .56
Net income (loss) per
  Minerals Group common
  share:
Basic (b)                                $   (.26)            (.20)            .14             (.10)
Diluted                                      (.26)            (.20)            .14             (.10)
---------------------------------------------------------------------------------------------------
1997 QUARTERS:
Net sales and operating
   revenues                              $781,676          826,154         874,449          912,119
Gross profit                              109,445          118,884         143,136          143,567
Net income (b) (c)                         21,341           14,663          36,337           37,857
Net income per Brink's
 Group common share:
Basic                                    $    .40              .46             .51              .55
Diluted                                       .40              .46             .50              .54
Net income (loss) per
 BAX Group common share:
Basic (c)                                $    .26             (.10)            .82              .68
Diluted                                       .26             (.10)            .80              .66
Net income (loss) per
 Minerals Group common share:
Basic (b)                                $    .01             (.26)            .02              .32
Diluted                                       .01             (.26)            .02              .32
===================================================================================================

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

  Common Stock
==================================================================
                                      Market Price     Declared
                                     High      Low     Dividends
------------------------------------------------------------------
  1998
  BRINK'S GROUP
  1st Quarter                      $42.88     37.25       $ .025
  2nd Quarter                       41.44     35.56         .025
  3rd Quarter                       39.13     31.31         .025
  4th Quarter                       37.13     28.00         .025
  BAX GROUP (a)
  1st Quarter                      $25.88     15.00       $  .06
  2nd Quarter                       19.13     14.75          .06
  3rd Quarter                       15.69      6.44          .06
  4th Quarter                       11.25      5.31          .06
  MINERALS GROUP (b)
  1st Quarter                       $9.75      7.63       $.1625
  2nd Quarter                        8.88      4.81         .025
  3rd Quarter                        5.75      2.75         .025
  4th Quarter                        3.50      1.94         .025
-----------------------------------------------------------------
  1997
  BRINK'S GROUP
  1st Quarter                      $29.75     25.25       $ .025
  2nd Quarter                       32.88     25.38         .025
  3rd Quarter                       41.94     29.63         .025
  4th Quarter                       42.13     33.44         .025
  BAX GROUP (a)
  1st Quarter                      $21.13     18.50       $  .06
  2nd Quarter                       29.00     20.50          .06
  3rd Quarter                       30.81     23.25          .06
  4th Quarter                       31.00     24.31          .06
  MINERALS GROUP (b)
  1st Quarter                      $16.88     12.88       $.1625
  2nd Quarter                       14.63     11.00        .1625
  3rd Quarter                       12.25     10.06        .1625
  4th Quarter                       11.38      6.63        .1625
=================================================================

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