Form 10-K, Exhibit 13
period 1998-12-31
PITTSTON CO
filed 1999-03-23
CIK 78890

Pittston Minerals Group

-------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------

The following Selected Financial Data reflects the results of operations and financial position of the businesses which comprise Pittston Minerals Group ("Minerals Group") and should be read in connection with the Minerals Group's financial statements. The financial information of the Minerals Group, Pittston Brink's Group ("Brink's Group") and Pittston BAX Group ("BAX Group") supplements the consolidated financial information of The Pittston Company and Subsidiaries (the "Company") and, taken together, includes all accounts which comprise the corresponding consolidated financial information of the Company.

FIVE YEARS IN REVIEW

(In thousands, except per share amounts)

                                                    1998        1997        1996        1995        1994
=========================================================================================================
SALES AND INCOME (LOSS) (a):
Net sales                                        $518,635     630,626      696,513    722,851    794,998
Net income (loss)                                      43       4,228       10,658     14,024    (52,948)
---------------------------------------------------------------------------------------------------------
FINANCIAL POSITION (a):
Net property, plant and equipment                $153,785     172,338      170,809    199,344    220,462
Total assets                                      641,464     654,182      706,981    798,609    867,512
Long-term debt, less current maturities           131,772     116,114      124,572    100,791     88,175
Shareholder's equity                              (25,652)    (18,572)     (11,660)    (8,679)    (8,596)
---------------------------------------------------------------------------------------------------------
AVERAGE PITTSTON MINERALS GROUP
COMMON SHARES OUTSTANDING (b), (e):
Basic                                               8,324       8,076        7,897      7,786      7,594
Diluted                                             8,324       8,102        9,884     10,001      7,594
---------------------------------------------------------------------------------------------------------
PITTSTON MINERALS GROUP COMMON
   SHARES OUTSTANDING (b):                          9,186       8,406        8,406      8,406      8,390
---------------------------------------------------------------------------------------------------------
PER PITTSTON MINERALS GROUP COMMON SHARE (b), (e):
Net income (loss) (c):
Basic                                            $  (0.42)       0.09         1.14       1.45      (7.50)
Diluted                                             (0.42)       0.09         1.08       1.40      (7.50)
Cash dividends (f)                                    .24         .65          .65        .65        .65
Book value (d)                                      (9.50)      (8.94)       (8.38)     (9.46)    (10.74)
=========================================================================================================

(a) See Management's Discussion and Analysis for a discussion of disposition of assets, restructuring charges and credits, and litigation accruals and settlements.

(b) Shares outstanding at the end of the period include shares outstanding under the Company's Employee Benefits Trust of 766 shares, 232 shares, 424 shares, 594 shares and 723 shares at December 31, 1998, 1997, 1996, 1995 and 1994, respectively. Average shares outstanding do not include these shares.

(c) For the year ended December 31, 1994, diluted net income per share is considered to be the same as basic since the effect of stock options and the assumed conversion of preferred stock was antidilutive.

(d) Calculated based on shareholder's equity, excluding amounts attritubable to preferred stock and on the number of shares outstanding at the end of the period excluding shares outstanding under the Company's Employee Benefits Trust.

(e) The net income per share amounts prior to 1997 have been restated, as required, to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". For further discussion of net income per share, see
Note 10 to the Minerals Group Financial Statements.

(f) Cash dividends per share reflect a per share dividend of $.1625 declared in the first quarter of 1998 (based on an annual rate of $.65 per share) and three per share dividends of $.025 declared in each of the following 1998 quarters (based on an annual rate of $.10 per share).

Pittston Minerals Group

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
-------------------------------------------------------------------------------

The financial statements of the Pittston Minerals Group (the "Minerals Group") include the balance sheets, results of operations and cash flows of the Pittston Coal Company ("Pittston Coal") and Pittston Mineral Ventures ("Mineral Ventures") operations of The Pittston Company (the "Company"), and a portion of the Company's corporate assets and liabilities and related transactions which are not specifically identified with operations of a particular segment. The Minerals Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements. Corporate amounts reflected in these financial statements are determined based upon methods which management believes to provide a reasonable and equitable estimate of costs, assets and liabilities attributable to the Minerals Group.

The Company provides to holders of the Pittston Minerals Group Common Stock ("Minerals Stock") separate financial statements, financial reviews, descriptions of business and other relevant information for the Minerals Group in addition to consolidated financial information of the Company. Holders of Minerals Stock are shareholders of the Company, which is responsible for all its liabilities. Therefore, financial developments affecting the Minerals Group, the Pittston Brink's Group (the "Brink's Group") or the Pittston BAX Group (the "BAX Group") that affect the Company's financial condition could therefore affect the results of operations and financial condition of each of the Groups. Accordingly, the Company's consolidated financial statements must be read in connection with the Minerals Group's financial statements.

The following discussion is a summary of the key factors management considers necessary in reviewing the Minerals Group's results of operations, liquidity and capital resources. This discussion must be read in conjunction with the financial statements and related notes of the Minerals Group and the Company.


RESULTS OF OPERATIONS


                                          Years Ended December 31
(In thousands)                          1998      1997       1996
-----------------------------------------------------------------
Net sales:
Pittston Coal:
   Coal Operations                   $495,303    604,140  670,121
   Allied Operations (a)                7,999      8,767    7,272
-----------------------------------------------------------------
Total Pittston Coal                   503,302    612,907  677,393
Mineral Ventures                       15,333     17,719   19,120
-----------------------------------------------------------------
Net sales                            $518,635    630,626  696,513
=================================================================
Operating profit (loss):
Pittston Coal:
   Coal Operations                   $ (3,581)     5,274   13,131
   Allied Operations (a)                6,788      6,943    6,903
-----------------------------------------------------------------
Total Pittston Coal                     3,207     12,217   20,034
Mineral Ventures                       (1,031)    (2,070)   1,619
-----------------------------------------------------------------
   Segment operating profit             2,176     10,147   21,653
   General corporate expense           (8,316)    (5,988)  (6,555)
-----------------------------------------------------------------
Operating profit (loss)              $ (6,140)     4,159   15,098
=================================================================
Depreciation and amortization
   Pittston Coal                     $ 33,275     35,351   34,632
   Mineral Ventures                     2,735      1,968    1,856
   General corporate                      206        196      136
-----------------------------------------------------------------
Total depreciation and amortization  $ 36,216     37,515   36,624
=================================================================
Cash capital expenditures
   Pittston Coal                      $20,564     22,423   19,108
   Mineral Ventures                     3,418      3,919    2,683
   General corporate                      180         92    1,784
-----------------------------------------------------------------
Total cash capital expenditures      $ 24,162     26,434   23,575
=================================================================

(a) Primarily consists of timber and natural gas operations.

The Minerals Group is primarily engaged in the mining, preparation and marketing of coal, the purchase of coal for resale, the sale or leasing of coal lands to others ("Coal Operations") and has interests in the timber and natural gas businesses ("Allied Operations") through Pittston Coal. The Minerals Group also explores for and acquires mineral assets, primarily gold, through its Mineral Ventures operations.

The Minerals Group reported net income of $43 thousand in 1998 as compared to $4.2 million in 1997. Net sales during 1998 decreased $112.0 million (18%) compared to 1997. The operating loss in 1998 totaled $6.1 million as compared to operating profit of $4.2 million reported in 1997. In 1998 and 1997, respectively, the Minerals Group's operating results benefited from a $1.5 million and a $3.1 million reversal of restructuring liabilities.

In 1997, the Minerals Group reported net income of $4.2 million, compared to $10.7 million in 1996. Net sales during 1997 decreased $65.9 million (9%) compared to 1996. Operating profit totaled $4.2 million in 1997 as compared to $15.1 million in 1996. In 1997, the Minerals Group's operating profit and net income benefited from the aforementioned reversal of restructuring liabilities. In 1996, the Minerals Group's operating profit and net income included three significant items: a $35.7 million benefit from the settlement of the Evergreen lawsuit at an amount lower than previously accrued ($23.2 million after-tax); a $29.9 million charge related to the adoption of a new accounting standard regarding the impairment of long-lived assets ($19.5 million after-tax); and an $11.7 million benefit from the reversal of excess restructuring liabilities ($7.6 million after-tax).


PITTSTON COAL

Net sales for Pittston Coal totaled $503.3 million in 1998 as compared to $612.9 million in 1997. The decrease of $109.6 million was due to lower Coal Operations sales volume. Pittston Coal reported an operating profit of $3.2 million in 1998, which was $9.0 million lower than the $12.2 million reported in 1997. The decrease in operating profit was primarily due to a decrease in coal margin along with higher idle mine costs, partially offset by net gains on the sale of certain coal assets.



The following is a table of selected financial data for Coal Operations on a comparative basis:


                                          Years Ended December 31
(In thousands)                           1998      1997      1996
=================================================================
Coal margin                             $34,970   45,482   35,367
Other operating income                   13,740    5,214    7,798
Restructuring and other credits
   and charges                            1,479    3,104   20,987
-----------------------------------------------------------------
Margin and other income                  50,189   53,800   64,152
-----------------------------------------------------------------
Idle equipment and closed mines           7,078    2,309    1,044
Inactive employee cost                   27,808   27,419   26,300
Selling, general and administrative      18,884   18,798   23,677
-----------------------------------------------------------------
Total other costs and expenses           53,770   48,526   51,021
-----------------------------------------------------------------
Total Coal Operations operating
   profit (loss)                        $(3,581)   5,274   13,131
=================================================================
Coal sales (tons):
   Metallurgical                          7,019    7,655    8,124
   Steam                                  9,718   12,813   14,847
=================================================================
Total coal sales                         16,737   20,468   22,971
=================================================================
Production/purchased (tons):
   Deep                                   5,332    4,975    3,930
   Surface                                6,689   10,238   11,151
   Contract                                 831    1,433    1,621
-----------------------------------------------------------------
                                         12,852   16,646   16,702
Purchased                                 3,536    4,075    5,762
-----------------------------------------------------------------
Total                                    16,388   20,721   22,464
=================================================================
Coal margin per ton:
   Realization                          $ 29.59    29.52    29.17
   Current production costs               27.50    27.29    27.63
-----------------------------------------------------------------
Coal margin                             $  2.09     2.23     1.54
=================================================================


Coal Operations sales decreased $108.8 million in 1998 from 1997. Sales volume in 1998 was 3.7 million tons less than the 20.5 million tons sold in 1997. Compared to 1997, steam coal sales in 1998 decreased by 3.1 million tons (24%), to 9.7 million tons and metallurgical coal sales declined by 0.6 million tons (8%), to 7.0 million tons. The steam sales reduction was due primarily to reduced production at the Elkay mine and the subsequent sale of certain Elkay assets discussed below. Steam coal sales represented 58% of total volume in 1998 and 63% in 1997.

For 1998, Coal Operations generated an operating loss of $3.6 million as compared to an operating profit of $5.3 million in 1997. The lower results were primarily due to a $10.5 million decrease in total coal margin, offset by a net gain on the sale of certain coal assets ($3.2 million, discussed below), and a gain on litigation settlement ($2.6 million.) In addition, idle and closed mine costs increased $4.8 million during the year.

Total coal margin decreased due to lower sales volume combined with a decrease in coal margin per ton. Coal margin per ton decreased to $2.09 per ton in 1998 from $2.23 per ton for 1997. This overall change during the year was due to a decrease in the metallurgical coal margins, amplified by a change in the sales and production mix created by the sale of certain Elkay assets. Metallurgical coal margins were negatively impacted in 1998 by lower realizations per ton primarily resulting from lower negotiated pricing with metallurgical customers. Despite the decreases in metallurgical coal realization per ton, overall realization per ton increased as a greater proportion of coal sales came from metallurgical coal which generally has a higher realization per ton than steam coal. Overall, current production cost per ton of coal sold increased primarily due to a correspondingly higher proportion of deep mine production which is generally more costly. Metallurgical sales in 1999 are expected to be lower than those of 1998, primarily as a result of the disadvantage caused by the relative strength of the US dollar versus currencies of other metallurgical coal producing countries, especially in Asia. In addition, this currency disadvantage is expected to negatively impact 1999 contract negotiations which typically occur every April.

Production in 1998 decreased 3.8 million tons over 1997 due to the aforementioned sale of certain Elkay assets, while purchased coal declined from
4.1 million tons in 1997 to 3.5 million tons during the year. Surface production accounted for 53% and 63% of total production in 1998 and 1997, respectively.

Idle and closed mine costs increased $4.8 million during the year. Of this increase, approximately $2.0 million relates to inventory write-downs resulting from the sale of certain coal assets discussed in detail below. This amount is included in the $3.2 million net gain discussed above. The remaining $2.8 million of the increase in idle and closed mine costs relates to the recording of additional reclamation reserves during 1998 which were needed for existing idle or closed facilities.

During 1998, Coal Operations continued its program of disposing of idle and under-performing assets in order to improve overall returns, generate cash and reduce its reclamation activities. In connection with this, Coal Operations disposed of certain assets and properties during the year that resulted in a net pre-tax gain of $3.2 million. The first sale occurred in the second quarter of 1998 and included a surface steam mine, coal supply contracts and limited coal reserves, of its Elkay mining operation in West Virginia. The referenced mine produced approximately one million tons of steam coal in 1998 prior to cessation of operations in April 1998. Total cash proceeds from the sale approximated $18 million, resulting in a pre-tax loss of approximately $2.2 million. This loss includes approximately $2.0 million of inventory write-downs (included in cost of sales) related to coal which can no longer be blended with other coals produced from these disposed assets. In addition, during the third quarter of 1998, Coal Operations sold two idle coal properties in West Virginia and a loading dock in Kentucky for a pre-tax gain totaling $5.4 million.

Inactive employee costs primarily represent long-term employee liabilities for pension and retiree medical costs. Coal Operations anticipates that costs related to certain of these long-term benefit obligations will significantly increase in 1999 due to reductions in the amortization of actuarial gains, a decrease in discount rates and higher premiums for the Coal Industry Retiree Health Benefit Act of 1992. In addition, worsening financial conditions at a metallurgical customer of Pittston Coal may result in additional provisions for bad debt expense in the first half of 1999.

Revenues and operating profit from the Allied Operations decreased $0.8 million and $0.2 million, respectively, to $8.0 million and $6.8 million in 1998.

Net sales for Pittston Coal totaled $612.9 million in 1997 as compared to $677.4 million in 1996. The decrease of $64.5 million is primarily due to a lower level of Coal Operations sales volume. Pittston Coal reported an operating profit of $12.2 million in 1997, which was $7.8 million lower than the $20.0 million reported in 1996. The decrease in operating profit was primarily due to the inclusion in 1996 of the previously mentioned three significant items. Excluding the effect of these amounts and the restructuring reversal in 1997, operating profit would have increased $6.6 million due primarily to increases in coal margin.

Coal Operations sales decreased $66.0 million in 1997 from 1996. Sales volume of
20.5 million tons in 1997 was 2.5 million tons less than the 23.0 million tons sold in 1996. Compared to 1996, steam coal sales in 1997 decreased by 2.0 million tons (14%), to 12.8 million tons and metallurgical coal sales declined by 0.5 million tons (6%), to 7.7 million tons. The steam sales reduction was due to the expiration of certain long-term contracts coupled with reduced spot sales. Steam coal sales represented 63% of total volume in 1997 and 65% in 1996.

For 1997, Coal Operations generated an operating profit of $5.3 million as compared to an operating profit of $13.1 million in 1996. Operating results for Coal Operations in 1997 included a $3.1 million benefit from the reversal of restructuring liabilities. Operating results for Coal Operations in 1996 included a benefit of $35.7 million from the settlement of the Evergreen case at an amount lower than previously accrued in 1993 and a benefit from excess restructuring liabilities of $11.7 million. These 1996 benefits were offset, in part, by a $29.9 million charge related to the adoption of a new accounting standard regarding the impairment of long-lived assets. The charge is included in cost of sales ($26.3 million) and selling, general and administrative expenses ($3.6 million). All three of these items are discussed in greater detail below. In addition, Coal Operations operating results in 1996 also included a one-time benefit of $3.0 million from a litigation settlement.

For 1997, coal margin, excluding the effects of the above items, was $45.5 million, an increase of $10.1 million over 1996. Coal margin per ton increased to $2.23 per ton in 1997 from $1.54 per ton for 1996, due to a combination of a $0.35 per ton increase in realization and a $0.34 per ton decrease in the current production cost of coal sold. The increase in average realization per ton was due to an increase in steam realization as the majority of steam coal production is sold under long-term contracts containing price escalation provisions. This increase was partially offset by a decrease in the metallurgical coal realization due to lower average price settlements with metallurgical customers.

The current production cost of coal sold for 1997 was $27.29 per ton as compared with $27.63 per ton for 1996. Production costs in 1997 were favorably impacted by lower surface mine costs per ton partially offset by higher per ton deep mine costs. In addition, 1997 production costs benefited from decreases in employee benefit and reclamation liabilities. Production for 1997 totaled 16.6 million tons, consistent with 1996 production of 16.7 million tons. Surface production accounted for 63% and 68% of the total volume in 1997 and 1996, respectively.

Revenues from the Allied Operations increased $1.5 million to $8.8 million during 1997 while operating profit remained unchanged at $6.9 million. The increase in revenues was due to changes in natural gas prices.

As earlier reported, Coal Operations had begun to develop a major underground metallurgical coal mine on company-owned reserves in Virginia. Due to the previously discussed uncertainty in the metallurgical export market, the development of this mine has been delayed.

A controversy related to a method of mining called "mountaintop removal" that begin in mid-1998 in West Virginia involving an unrelated party has resulted in a suspension in the issuance of several mining permits. Due to the broadness of the suspension, there has been a delay in Vandalia Resources, Inc., a wholly-owned subsidiary of Pittston Coal, being issued in a timely fashion a mine permit necessary for its uninterrupted mining. Vandalia Resources is actively pursuing the issuance of the permit, but the time frame of when, or if, the permit will be issued is currently unknown. In light of the inability to determine when, and if a permit will be issued, the effect of the delay in obtaining this permit cannot be predicted. During the year ended December 31, 1998, mining operations which are pursuing this permit produced approximately
2.7 million tons of coal resulting in revenues of approximately $81.8 million.

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

The initiation, in 1996, of a state tax credit for coal produced in Virginia, along with favorable labor negotiations and improved metallurgical market conditions for medium volatile coal, led management to continue operating an underground mine and a related coal preparation and loading facility previously included in the restructuring reserve. As a result of these decisions, Pittston Coal reversed $11.7 million of the reserve in 1996. As a result of favorable workers' compensation claim developments, Pittston Coal reversed $1.5 million and $3.1 million in 1998 and 1997, respectively. The 1996 reversal included $4.8 million related to estimated mine and plant closures, primarily reclamation, and $6.9 million in employee severance and other benefit costs.

The following table analyzes the changes in liabilities during the last three years for restructuring and other charges:

                                                          Employee
                                              Mine    Termination,
                             Leased            and         Medical
                          Machinery          Plant             and
                                and        Closure       Severance
(In thousands)             Equipment         Costs           Costs         Total
--------------------------------------------------------------------------------
Balance December 31, 1995     $1,218         28,983         36,077        66,278
Reversals                         --          4,778          6,871        11,649
Payments (a)                     842          5,499          3,921        10,262
Other reductions (b)              --          6,267             --         6,267
--------------------------------------------------------------------------------
Balance December 31, 1996        376         12,439         25,285        38,100
Reversals                         --             --          3,104         3,104
Payments (c)                     376          1,764          2,010         4,150
Other                             --            468           (468)           --
--------------------------------------------------------------------------------
Balance December 31, 1997         --         11,143         19,703        30,846
Reversals                         --             --          1,479         1,479
Payments (d)                      --          1,238          1,917         3,155
Other reductions (b)              --            999             --           999
--------------------------------------------------------------------------------
Balance December 31, 1998     $   --          8,906         16,307        25,213
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

As a result of legal developments in 1998 involving the Health Benefit Act, the Company experienced an increase in its assessments under the Health Benefit Act for the twelve month period beginning October 1, 1998, approximately $1.7 million, $1.1 million of which relates to retroactive assessments for years prior to 1998. This increase consists of charges for death benefits which are provided for by the Health Benefit Act, but which previously have been covered by other funding sources. As with all the Company's Health Benefit Act assessments, this amount is to be paid in 12 equal monthly installments over the plan year beginning October 1, 1998. The Company is unable to determine at this time whether any other additional amounts will apply in future plan years.

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

In addition, under the Health Benefit Act, the Pittston Companies are jointly and severally liable for certain post-retirement health benefits for thousands of retired union mine workers and their dependents. Substantially all of the Minerals Group's accumulated post-retirement benefit obligation as of December 31, 1998 for retirees of $280.6 million relates to such retired workers and their beneficiaries.

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

In late March 1996, a settlement was reached in the Evergreen Case. Under the terms of the settlement the coal subsidiaries which had been signatories to earlier National Bituminous Coal Wage Agreements agreed to make various lump sum payments in full satisfaction of all amounts allegedly due to the Trust Funds through January 31, 1996, to be paid over time as follows: approximately $25.8 million upon dismissal of the Evergreen Case and the remainder of $24.0 million in installments of $7.0 million in 1996 and $8.5 million in each of 1997 and 1998. The first payment was entirely funded through an escrow account previously established by the Company. The second, third and fourth (last) payments of $7.0 million and $8.5 million were paid according to schedule and were funded by cash flows from operating activities. In addition, the coal subsidiaries agreed to future participation in the UMWA 1974 Pension Plan. As a result of the settlement of the Evergreen Case at an amount lower than those previously accrued, the Minerals Group recorded a benefit of approximately $35.7 million ($23.2 million after-tax) in the first quarter of 1996 in its financial statements.

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

These assets primarily related to mines scheduled for closure in the near term and idled facilities and related equipment. No material charges were incurred in 1997 or 1998.

The coal operating companies included within Pittston Coal are generally liable under federal laws requiring payment of benefits to coal miners with pneumoconiosis ("black lung"). The Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977 (the "1977 Act"), as amended by the Black Lung Benefits and Revenue Amendments Act of 1981 (the "1981 Act"), expanded the benefits for black lung disease and levied a tax on coal production of $1.10 per ton for deep-mined coal and $0.55 per ton for surface-mined coal, but not to exceed 4.4% of the sales price. In addition, the 1981 Act provides that certain claims for which coal operators had previously been responsible will be obligations of the government trust funded by the tax. The 1981 Act also tightened standards set by the 1977 Act for establishing and maintaining eligibility for benefits. The Revenue Act of 1987 extended the termination date of the tax from January 1, 1996 to the earlier of January 1, 2014 or the date on which the government trust becomes solvent. The Company cannot predict whether any future legislation effecting changes in the tax will be enacted. A number of the subsidiaries of the Company filed a civil action in the United States District Court for the Eastern District of Virginia asking the Court to find that the assessment of the black lung tax on coal the Company subsidiaries sold to foreign customers for the first quarter of 1997 was unconstitutional. On December 28, 1998, the District Court found the black lung tax, as assessed against foreign coal sales, to be unconstitutional and entered judgment for the Company's subsidiaries in an amount in excess of $0.7 million. The Company will seek a refund of the black lung tax it paid on any of its foreign coal sales for periods as far back as applicable statute limitations will permit. The ultimate amounts and timing of such refunds, if any, cannot be determined at the present time.

MINERAL VENTURES

The following is a table of selected financial data for Mineral Ventures on a comparative basis:

                                                        Years Ended December 31
                                                         1998     1997     1996
================================================================================
Stawell Gold Mine:
Mineral Ventures' 50% direct share:
   Ounces sold                                         46,281   42,024   45,957
   Ounces produced                                     46,749   42,301   45,443
Average per ounce sold (US$):
   Realization (a)                                    $   330      422      415
   Cash cost                                              212      302      287
================================================================================

(a) 1997 includes proceeds from the liquidation of a gold forward sale hedge position in July 1997. The proceeds from this liquidation were fully recognized by December 31, 1997.

Mineral Ventures primarily consists of a 50% direct interest in the Stawell gold mine ("Stawell") in Western Victoria, Australia. The remaining 50% interest in Stawell is owned by Mining

Project Investors ("MPI"). In addition, Mineral Ventures has a 51.5% ownership interest in its joint venture partner MPI. Mineral Ventures increased its ownership in MPI during 1998 from 34.1% to 51.5% (45% on a fully diluted basis) as a result of a sale by MPI of its 50% interest in the Black Swan Nickel Joint Venture (including the Silver Swan Mine). The sale of the venture was to one of its shareholders, Outokumpu, for a combination of cash and Outokumpu's share holding in MPI. Mineral Ventures share of MPI's gain on this transaction was $1.3 million.

Mineral Ventures generated net sales during 1998 of $15.3 million, a 13% decrease from the $17.7 million reported in 1997. The operating loss of $1.0 million in 1998 represents an improvement from the $2.1 million operating loss of 1997.

The decrease in net sales during 1998 was due to a decrease in gold realization per ounce of $92 (22%) which was caused by declining gold prices in the market. This trend was partially offset by higher levels of gold ounces sold which increased from 42.0 thousand ounces to 46.3 thousand ounces in 1998. Operating profit during the same period was negatively impacted by lower sales level, but benefited from reduced production costs. The cash cost per ounce of gold sold decreased from $302 to $212. In addition, production costs were lower in 1998 due to a weaker Australian dollar, while costs in 1997 were negatively impacted by unfavorable ground conditions and by the collapse of a new ventilation shaft. In addition, operating results in 1998 benefited from the aforementioned gain on the sale of certain nickel operations.

Net sales during 1997 were $17.7 million, a decrease of $1.4 million (7%) from the $19.1 million reported in 1996. The operating loss of $2.1 million in 1997 represents a $3.7 million decrease from the $1.6 million operating profit earned in 1996.

The decrease in net sales during 1997 was due to lower gold sales as the ounces of gold sold decreased 9% from 46.0 thousand ounces to 42.0 thousand ounces. This was partially offset by improvements in gold prices which increased $7 per ounce to $422 in 1997 from $415 in 1996. The reduction in operating profit during 1997 was due to lower sales levels combined with increases in production and other operating costs. The cash cost of gold sold increased $15 per ounce to $302 in 1997. As mentioned above, production costs in 1997 were higher due to unfavorable ground conditions and costs associated with the ventilation shaft collapse, while other operating costs were higher due to increased gold exploration costs.

In July 1997, in reaction to the continued decline in the market price of gold, Mineral Ventures closed a gold forward sale hedge position relating to 16,397 ounces and realized proceeds of $2.6 million. These proceeds, which equate to approximately $160 per ounce were recognized for accounting purposes as ounces of gold were sold in the market. The full amount of these proceeds was recognized by December 31, 1997.

FOREIGN OPERATIONS

A portion of Mineral Ventures' financial results is derived from activities in Australia, which has a local currency other than the US dollar. Because the financial results of Mineral Ventures are reported in US dollars, they are affected by changes in the value of the foreign currency in relation to the US dollar. Rate fluctuations may adversely affect transactions which are denominated in the Australian dollar. Mineral Ventures routinely enters into such transactions in the normal course of its business. Mineral Ventures, from time to time, uses foreign currency forward contracts to hedge a portion of the currency risks associated with these transactions. (See "Market Risk Exposures" below.)

The Minerals Group is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions.

CORPORATE EXPENSES

A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the Minerals Group based upon utilization and other methods and criteria which management believes to provide an equitable and a reasonable estimate of the costs attributable to the Minerals Group. These attributions were $8.3 million, $6.0 million and $6.6 million in 1998, 1997 and 1996, respectively.

Corporate expenses in 1998 include additional expenses of approximately $5.8 million related to a retirement agreement between the Company and its former Chairman and CEO. Approximately $1.8 million of this $5.8 million of expenses have been attributed to the Minerals Group. Corporate expenses in the 1998 year-to-date period also include costs associated with a severance agreement with a former member of the Company's senior management.

The higher 1996 corporate expenses were primarily due to the relocation of the Company's corporate headquarters to Richmond, Virginia, during September 1996 which amounted to $2.9 million. Approximately $0.9 million of these costs were attributed to the Minerals Group.

OTHER OPERATING INCOME, NET

Other net operating income increased $9.6 million and decreased $3.7 million, in 1998 and 1997, respectively. Other operating income for the Minerals Group principally includes royalty income and gains and losses from sales of coal assets. The increase in 1998 versus 1997 is due to higher gains on sales of assets in 1998 and the inclusion of a $2.6 million gain on a litigation settlement. The decrease in 1997 over 1996 is due to a gain of $3.0 million on a litigation settlement in 1996.

INTEREST EXPENSE, NET

Net interest expense in 1998 decreased $1.4 million to $8.2 million from $9.6 million in 1997 and decreased $0.3 million in 1997 from $9.9 million in 1996. The decrease in net interest expense in 1998 is due to lower interest rates on higher average borrowings, while the lower level of interest in 1997 as compared to 1996 is due to a decrease in average borrowings during 1997.

INCOME TAXES

In 1998, 1997 and 1996, a credit for income taxes was recorded due to the tax benefits of percentage depletion which can be used by the Company. Also a factor in the credit for income taxes recorded in 1998 and 1997 was the generation of a pretax loss.


FINANCIAL CONDITION

A portion of the Company's corporate assets and liabilities has been attributed to the Minerals Group based upon utilization of the shared services from which assets and liabilities are generated. Management believes this attribution to provide an equitable and reasonable estimate of the assets and liabilities attributable to the Minerals Group.

Corporate assets which were attributed to the Minerals Group consisted primarily of pension assets and deferred income taxes and amounted to $94.3 million and $84.2 million at December 31, 1998 and 1997, respectively.

CASH FLOW REQUIREMENTS

Cash used in operating activities was $35.0 million in 1998 as compared to a cash generation of $49.6 million in 1997. The significant decrease is due to the lower level of net income and non-cash charges, combined with higher funding requirements for working capital, primarily accounts payable. Fluctuations in accounts receivable and debt are primarily due to a change in the accounting treatment of receivable financings discussed below.

CAPITAL EXPENDITURES

Cash capital expenditures for 1998 and 1997 totaled $24.2 million and $26.4 million, respectively. In 1998, Pittston Coal and Mineral Ventures spent $20.6 million and $3.4 million, respectively. The majority of expenditures by Pittston Coal were for replacement and maintenance of current ongoing mining operations. The majority of Mineral Ventures expenditures related to project development. In 1999, cash capital expenditures are expected to approximate $38 million.

The foregoing amounts exclude expenditures that have been or are expected to be financed through capital and operating leases and any acquisition expenditures.

FINANCING

The Minerals Group intends to fund capital expenditures through cash flow from operating activities or through operating leases if the latter are financially attractive. Shortfalls, if any, will be financed through the Company's revolving credit agreements, other borrowings arrangements or borrowings from the Brink's Group (as described under "Related Party Transactions").

Total debt outstanding at December 31, 1998 was $162.0 million, an increase of $45.3 million from the $116.7 million outstanding at December 31, 1997. As a result of changes in certain recourse provisions during 1998, as of December 31, 1998, certain receivable financing transactions were accounted for as secured financing, resulting in the uncollected receivables balances remaining on the balance sheet with a corresponding short-term obligation of $29.7 million recognized. During 1997, these transactions were accounted for as sales of receivables, resulting in the removal of the receivables from the balance sheet. The remaining increase in debt was due to additional cash flow requirements.

The Company has a $350.0 million credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100.0 million term loan and permits additional borrowings, repayments and reborrowings of up to an aggregate of $250.0 million. The maturity date of both the term loan and the revolving credit portion of the Facility is May 31, 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates. At December 31, 1998 and 1997, borrowings of $100.0 million were outstanding under the term loan portion of the Facility and $91.6 million and $25.9 million, respectively, of additional borrowings were outstanding under the remainder of the Facility. Of the total outstanding amount under the Facility at December 31, 1998, and 1997 $130.7 million and $115.0 million was attributed to the Minerals Group, respectively.

Under the terms of the Facility, the Company has agreed to maintain at least $400.0 million of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $398 million at December 31, 1998.

RELATED PARTY TRANSACTIONS

At December 31, 1998, under interest bearing borrowing arrangements, the Minerals Group owed the Brink's Group $20.3 million, a decrease of $6.7 million from the $27.0 million owed at December 31, 1997.

At year-end 1998 and 1997, the Brink's Group owed the Minerals Group $12.9 million and $19.4 million, respectively, for tax benefits. Approximately $10.0 million of the amounts owed at December 31, 1998 is expected to be paid within one year. Also at December 31, 1998 and 1997, the BAX Group owed the Minerals Group $20.4 million and $18.2 million, respectively, for tax benefits, of which $7.0 million of the amounts owed at December 31, 1998 is expected to be paid in one year.

MARKET RISK EXPOSURES

Mineral Ventures has activities in Australia, which has a local currency other than the US dollar. These activities subject Mineral Ventures to certain market risks, including the effects of changes in foreign currency exchange rates and commodity prices. These financial exposures are monitored and managed by Mineral Ventures as an integral part of its overall risk management program, which seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Pittston Coal and Mineral Ventures enter into various derivative hedging instruments, as discussed below, to hedge their foreign currency, interest rate, and commodity exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. Management of the Minerals Group does not expect any losses due to such counterparty default.

Management of the Minerals Group assesses interest rate, foreign currency, and commodity cash flow risks by continually identifying and monitoring changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Minerals Group maintains risk management control systems to monitor these risks attributable to both Pittston Coal's and Mineral Ventures' outstanding and forecasted transactions, as well as, offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency rates and commodity prices on Pittston Coal's and Mineral Ventures' future cash flows. Pittston Coal and Mineral Ventures do not use derivative instruments for purposes other than hedging.

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

Interest Rate Risk

Pittston Coal primarily uses variable-rate debt denominated in US dollars to finance its operations. These debt obligations expose Pittston Coal to variability in interest expense due to changes in the general level of interest rates in the United States. In order to limit the variability of the interest expense on its debt denominated in US currency, Pittston Coal, converts its variable-rate cash flows on a portion of its $100 million term-loan, which is part of the Facility (see Note 9), to fixed-rate cash flows by entering into interest rate swaps which involve the exchange of floating interest payments for fixed interest payments. The interest rate swaps are subject to fluctuations in their fair values as a result of changes in interest rates.

Based on the overall interest rate level of US dollar variable rate debt outstanding at December 31, 1998, a hypothetical 10% change (as a percentage of interest rates on outstanding debt) in Pittston Coal's effective interest rate from year-end 1998 levels would change interest expense by approximately $0.6 million. Debt designated as hedged by the interest rate swaps have been excluded from this amount. The effect on the fair value of the fixed interest rate swaps for a hypothetical 10% uniform shift (as a percentage of market interest rates) in the yield curves for US interest rates from year-end 1998 levels would be immaterial.

Foreign Currency Risk

Mineral Ventures enters into foreign currency forward contracts to minimize the variability in cash flows due to foreign currency risks related to foreign operations. These items are denominated in various foreign currencies, including the Australian dollar. The contracts are entered into in accordance with guidelines set forth in the Minerals Group's hedging policies.

Mineral Ventures has operations which are exposed to currency risk arising from gold sales denominated in US dollars while its local operating costs are denominated in Australian dollars. Mineral Ventures utilizes foreign currency forward contracts to hedge the variability in cash flows resulting from these exposures for up to two years into the future.

In addition, Mineral Ventures has a net investment in its Australian subsidiary which is translated at exchange rates at the balance sheet date. Resulting cumulative translation adjustments are recorded as a separate component of shareholders' equity and exposes Mineral Ventures to adjustments resulting from foreign exchange rate volatility.

The effects of a hypothetical simultaneous 10% appreciation in the US dollar from year end 1998 levels against the Australian dollar were measured for their potential impact on 1) translation of earnings into US dollars based on 1998 results, 2) transactional exposures, and 3) translation of balance sheet equity accounts. The hypothetical effects would be immaterial for the translation of earnings into US dollars, approximately $1.1 million unfavorable earnings effect for transactional exposures (principally hedge contracts outstanding, not considering the effects of any underlying forecasted transactions), and approximately $1.3 million unfavorable for the translation of balance sheet equity accounts.

Commodities Risk

Pittston Coal consumes and Mineral Ventures sells various commodities in the normal course of their businesses and utilize derivative instruments to minimize the variability in forecasted cash flows due to adverse price movements in these commodities. The contracts are entered into in accordance with guidelines set forth in the Minerals Group's hedging policies.

Mineral Ventures utilizes a combination of forward gold sales contracts and currency contracts to fix in Australian dollars the selling price on a certain portion of its forecasted gold sales from the Stawell gold mine. At December 31, 1998, 41,000 ounces of gold, representing approximately 20% of Mineral Venture's share of Stawell's proven and probable reserves, were sold forward under forward gold contracts. Mineral Ventures also sells call options on gold periodically and receives a premium which enhances the selling price of unhedged gold sales, the fair value of which is recognized immediately in earnings as the contracts do not qualify for special hedge accounting under SFAS No. 133.

Pittston Coal enters into forward swap contracts for the purchase of diesel fuel to fix a certain portion of Pittston Coal's forecasted diesel fuel costs at specific price levels and it utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of diesel fuel.

The following table represents Pittston Coal's and Mineral Ventures' outstanding commodity hedge contracts as of December 31, 1998:


                                                     Average           Estimated
(In thousands, except               Notional        Contract                Fair
average contract rates)               Amount            Rate               Value
--------------------------------------------------------------------------------
Forward gold sale contracts (a)           41          $  292             $   18
Forward swap contracts
  Diesel fuel purchases
     (fixed pay) (b)                   1,600          0.4180               (137)
Commodity options:
  Diesel Fuel - purchased call
    contracts (fixed pay) (b)          1,600          0.4180                  7
================================================================================

(a) Ounces of gold.
(b) Gallons of fuel.

READINESS FOR YEAR 2000: SUMMARY

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. If not corrected, many date-sensitive applications could fail or create erroneous results by or in the year 2000. The Minerals Group understands the importance of having systems and equipment operational through the year 2000 and beyond and is committed to addressing these challenges while continuing to fulfill its business obligations to its customers and business partners. Both Pittston Coal and Mineral Ventures have established Year 2000 Project Teams intended to make their information technology assets, including embedded microprocessors ("IT assets"), non-IT assets, products, services and infrastructure Year 2000 ready.

READINESS FOR YEAR 2000: STATE OF READINESS

The Minerals Group Year 2000 Project Team has divided its Year 2000 readiness program into four phases: (i) assessment, (ii) remediation/replacement, (iii) testing, (iv) integration. At December 31, 1998, the majority of the Group's core IT assets are either already Year 2000 ready or in the testing or integration phases. Those assets that are not yet Year 2000 ready are scheduled to be remediated or replaced by the second quarter of 1999, with testing and integration to begin concurrently. The Minerals Group plans to have completed all phases of its Year 2000 readiness program on a timely basis prior to Year 2000. As of December 31, 1998, approximately 80% of hardware systems and embedded systems have been tested and verified as Year 2000 ready.

As part of its Year 2000 project, Pittston Coal and Mineral Ventures have sent comprehensive questionnaires to significant suppliers (particularly suppliers of energy and transportation services), customers and others with which they do business, regarding their Year 2000 readiness and is attempting to identify significant problem areas with respect to these business partners. As of December 31, 1998, based on questionnaire responses to date, no potential problems have been identified that would adversely affect Minerals Group operations. The Minerals Group is relying on such third parties representations regarding their own readiness for Year 2000. The extent to which any of these potential problems may have a material adverse impact on the Minerals Group's operations is being assessed and will continue to be assessed throughout 1999.

Further, the Minerals Group relies upon government agencies, utility companies, rail carriers, telecommunication service companies and other service providers outside of the Minerals Group's control. As with most companies, the companies of the Minerals Group are vulnerable to significant suppliers' inability to remedy their own Year 2000 issues. As the Minerals Group cannot control the conduct of its customers, suppliers and other third parties, there can be no guarantee that Year 2000 problems originating with a supplier or another third party will not occur.

READINESS FOR YEAR 2000: COSTS TO ADDRESS

The Minerals Group anticipates incurring remediation and acceleration costs for its Year 2000 readiness programs. Remediation includes the identification, assessment, remediation and testing phases of the Year 2000 readiness program. Remediation costs include both the costs of modifying existing software and hardware as well as purchases that replace existing hardware and software that is not Year 2000 ready. Acceleration includes costs to purchase and/or develop and implement certain information technology systems whose implementation have been accelerated as a result of the Year 2000 readiness issue.

Total anticipated remediation and acceleration costs are detailed in the table below:

                                               Acceleration
(Dollars in millions)               Capitalized          Expensed         Total
--------------------------------------------------------------------------------
Total anticipated Year 2000 costs     $ 1.4                0.2             1.6
Incurred through December 31, 1998      0.9                0.2             1.1
--------------------------------------------------------------------------------
Remainder                             $ 0.5                 --             0.5
================================================================================

                                               Remediation
                                    Capitalized          Expensed         Total
--------------------------------------------------------------------------------
Total anticipated Year 2000 costs     $ --                 0.3             0.3
Incurred through December 31, 1998      --                  --              --
--------------------------------------------------------------------------------
Remainder                             $ --                 0.3             0.3
================================================================================

                                                  Total
                                    Capitalized          Expensed         Total
--------------------------------------------------------------------------------
Total anticipated Year 2000 costs     $ 1.4                0.5             1.9
Incurred through December 31, 1998      0.9                0.2             1.1
--------------------------------------------------------------------------------
Remainder                             $ 0.5                0.3             0.8
================================================================================

READINESS FOR YEAR 2000: THE RISKS OF THE YEAR 2000 ISSUE

The Minerals Group believes that its internal information technology systems will be renovated successfully prior to year 2000. All mission critical systems have been identified that would cause the greatest disruption to the organization. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures should have no material or significant adverse effect on the results of operations, liquidity or financial condition of the Minerals
Group.

The Minerals Group believes it has identified its likely worst case scenario.
The Minerals Group's likely worst case scenario, assuming no external failures such as power outages or delays in railroad transportation services, could be delays in invoicing customers and payment of vendors. This likely worst case scenario, should it occur, is not expected to result in a material impact on the Minerals Group's financial statements. The Minerals Group production of coal and gold is not heavily dependent on computer technology and would continue with limited impact.

READINESS FOR YEAR 2000: CONTINGENCY PLAN

The Minerals Group has not yet developed a contingency plan for dealing with the most likely worst case scenario. The Minerals Group is expected to develop a contingency plan. The foundation for the Minerals Group's Year 2000 Program is to ensure that all mission critical systems are renovated/replaced and tested at least three months prior to when a Year 2000 failure might occur if the program were not undertaken. As of December 31, 1998, all mission critical systems, with the exception of human resources-related systems, have been tested and verified as Year 2000 ready. These human resources-related systems are not Year 2000 ready and are scheduled to be replaced by mid-1999. Year 2000 is the number one priority within the Minerals Group's IT organization with full support of the Group's executive management. In addition, as a normal course of business, the Minerals Group maintains and deploys contingency plans designed to address various other potential business interruptions. These plans may be applicable to address the interruption of support provided by third parties resulting from their failure to be Year 2000 ready.

READINESS FOR YEAR 2000: FORWARD LOOKING INFORMATION

This discussion of the Minerals Group's readiness for Year 2000, including statements regarding anticipated completion dates for various phases of the Minerals Group's Year 2000 project, estimated costs for Year 2000 readiness, the determination of likely worst case scenarios, actions to be taken in the event of such worst case scenarios and the impact on the Minerals Group of any delays or problems in the implementation of Year 2000 initiatives by the Minerals Group and/or any public or private sector suppliers and service providers and customers involve forward looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Minerals Group, include, but are not limited to, government regulations and/or legislative initiatives, variation in costs or expenses relating to the implementation of Year 2000 initiatives, changes in the scope of improvements to Year 2000 initiatives and delays or problems in the implementation of Year 2000 initiatives by the Minerals Group and/or any public or private sector suppliers and service providers and customers.

                                       17








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

The Company commenced insurance coverage litigation in 1990, in the United
States District Court for the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995, the District Court ruled on various Motions for Summary Judgment. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. On appeal, the Third Circuit reversed the District Court and held that the insurers could not deny coverage for the reasons stated by the District
Court, and the case was remanded to the District Court for trial. In the latter part of 1998, the Company concluded a settlement with its comprehensive general liability insurer and has settlements with three other groups of insurers. If these settlements are consummated, only one group of insurers will be remaining in this coverage action. In the event the parties are unable to settle the dispute with this group of insurers, the case is scheduled to be tried in June
1999. Management and its outside legal counsel continue to believe that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, based on estimates of potential liability, probable realization of insurance recoveries, related developments of New Jersey law, and the Third Circuit's decision, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation of the Tankport site will not significantly adversely impact the Minerals Group's results of operations or financial position.

CAPITALIZATION

The Company has three classes of common stock: Minerals Stock; Pittston Brink's
Group Common Stock ("Brink's Stock") and Pittston BAX Group Common Stock ("BAX
Stock") which were designed to provide shareholders with separate securities reflecting the performance of the Minerals Group, Brink's Group and BAX Group, respectively, without diminishing the benefits of remaining a single corporation or precluding future transactions affecting any of the Groups. The Minerals
Group consists of the Pittston Coal and Mineral Ventures operations of the Company. The Brink's Group consists of the Brink's, Incorporated ("Brink's") and the Brink's Home Security, Inc. ("BHS") operations of the Company. The BAX Group consists of the BAX Global Inc. ("BAX Global") operations of the Company. The
Company prepares separate financial statements for the Minerals, Brink's, and BAX Groups in addition to consolidated financial information of the Company.

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

Under the share repurchase programs authorized by the Board of Directors of the Company (the "Board"), the Company purchased shares in the periods presented as follows:


                                                   Years Ended December 31
(Dollars in millions, shares in thousands)            1998           1997
--------------------------------------------------------------------------------
Convertible Preferred Stock:
  Shares                                               0.4            1.5
  Cost                                              $  0.1            0.6
  Excess carrying amount(a)                         $  0.0            0.1
================================================================================

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years which is deducted from preferred dividends in the Company's Statement of Operations.

The Company had remaining authority to repurchase an additional $24.2 million of The Convertible Preferred Stock at December 31, 1998. As of December 31, 1998, the Company had remaining authority to purchase over time 1.0 million shares of Pittston Minerals Group Common Stock. The aggregate purchase price for all common stock was $24.7 million at December 31, 1998. The authority to repurchase shares remains in effect in 1999.

DIVIDENDS

The Board intends to declare and pay dividends, if any, on Minerals Stock based on the earnings, financial condition, cash flow and business requirements of the Minerals Group. Since the Company remains subject to Virginia law limitations on dividends, losses incurred by the Brink's and BAX Groups could affect the Company's ability to pay dividends in respect of stock relating to the Minerals Group. Dividends on Minerals Stock are also limited by the Available Minerals Dividend Amount as defined in the Company's Articles of Incorporation. The Available Minerals Dividend Amount may be reduced by activity that reduces shareholder's equity or the fair value of net assets of the Minerals Group. Such activity includes net losses by the Minerals Group, dividends paid on the Minerals Stock and the Convertible Preferred Stock, repurchases of Minerals Stock and the Convertible Preferred Stock, and foreign currency translation losses. At December 31, 1998, 1997 and 1996, the Available Minerals Dividend Amount was at least $8.1 million, $15.2 million and $22.1 million, respectively.

Since its distribution of Minerals Stock in 1993,and through March 31, 1998, the Company had paid a cash dividend to its Minerals Stock shareholders at an annual rate of $0.65 per share, despite a mixed record of earnings and cash flows for the Minerals Group. In May 1998, the Company reduced the annual dividend rate on Minerals Stock to $0.10 per year per share for shareholders as of the May 15, 1998 record date.

The Company continues its focus on the financial and capital needs of the Minerals Group companies and, as always, is considering all strategic uses of available cash, including dividend payments, with a view towards maximizing long-term shareholder value.

In 1998 and 1997, dividends paid on the cumulative convertible preferred stock were $3.5 million and $3.6 million, respectively.

ACCOUNTING CHANGES

The Minerals Group adopted SFAS No. 130, "Reporting Comprehensive Income," in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Effective January 1, 1998, the Minerals Group implemented AICPA Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption had no material impact on the Minerals Group.

The Minerals Group implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See
Note 18.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999; the Company has elected to adopt SFAS No. 133 as of October 1, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net transition adjustment resulting in a loss of $3.9 million (net of related income tax of $2.1 million) in accumulated other comprehensive income at October 1, 1998 in order to recognize at fair value all derivatives that are designated as cash-flow hedging instruments.

PENDING ACCOUNTING CHANGES

In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5, which provides guidance on the reporting of start-up costs and organization costs, requires that such costs be expensed as incurred. This SOP is effective for the Minerals Group for the year beginning January 1, 1999. Initial application of the SOP is required to be reported as a cumulative effect of a change in accounting principle as of the beginning of the year of adoption. Due to the complexity of the mining industry, the Minerals Group is still in the process of determining how this SOP will impact its results of operations for the period ending March 31, 1999. Current indications are that the implementation of the SOP could negatively impact results of operations up to $6 million.

SUBSEQUENT EVENT

Effective March 15, 1999, under the Company's preferred share purchase program, the Company purchased 0.08 million shares of the Convertible Preferred Stock for $250 per share for a total cost approximating $21 million. The excess of the carrying amount over the cash paid for the repurchase was approximately $19 million. In addition, on March 12, 1999, the Board authorized an increase in the remaining authority to repurchase Convertible Preferred Stock by $4.3 million.

As previously discussed, the Available Minerals Dividend Amount is impacted by activity that affects shareholder's equity or the fair value of net assets of the Minerals Group. The purchase amount noted above reduces the Available Minerals Dividend Amount as currently calculated. Accordingly, the purchase of the Convertible Preferred Stock plus recent financial performance of the Minerals Group's is expected to significantly reduce or eliminate the ability to pay dividends on the Minerals Group Common Stock.

FORWARD LOOKING INFORMATION

Certain of the matters discussed herein, including statements regarding projected capital spending, Health Benefit Act expenses, costs of long-term benefit obligations, readiness for Year 2000, repayment of borrowings to the Minerals Group, projections about market risk, environmental clean-up estimates, possible increases in provisions for bad debt expense, the impact of SOP 98-5 on results of operations, metallurgical market conditions and coal sales involve forward looking information which is subject to known and unknown risks, uncertainties and contingencies which could cause actual results, performance and achievements, to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Minerals Group and the Company, include, but are not limited to, overall economic and business conditions, the demand for the Minerals Group's products, geological conditions, pricing, and other competitive factors in the industry, new government regulations and/or legislative initiatives, variations in the spot prices of coal, the ability of counterparties to perform, changes in the scope of Year 2000 initiatives and delays or problems in the implementation of Year 2000 initiatives by the Minerals Group and/or any public or private sector suppliers, service providers and customers.

Pittston Minerals Group
--------------------------------------------------------------------------------
STATEMENT OF MANAGEMENT RESPONSIBILITY
--------------------------------------------------------------------------------

The management of The Pittston Company (the "Company") is responsible for preparing the accompanying Pittston Minerals Group (the "Mineral's Group") financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles. Management has also prepared the other information in the annual report and is responsible for its accuracy.

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

The accompanying financial statements have been audited by KPMG LLP, independent auditors. During the audit they review and make appropriate tests of accounting records and internal controls to the extent they consider necessary to express an opinion on the Minerals Group's financial statements.

The Company's Board of Directors pursues its oversight role with respect to the Minerals Group's financial statements through the Audit and Ethics Committee, which is composed solely of outside directors. The Committee meets periodically with the independent auditors, internal auditors and management to review the Company's control system and to ensure compliance with applicable laws and the Company's Business Code of Ethics.

We believe that the policies and procedures described above are appropriate and effective and do enable us to meet our responsibility for the integrity of the Minerals Group's financial statements.


--------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
The Pittston Company

We have audited the accompanying balance sheets of Pittston Minerals Group (as described in Note 1) as of December 31, 1998 and 1997, and the related statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of The Pittston Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements of Pittston Minerals Group present fairly, in all material respects, the financial position of Pittston Minerals Group as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

As more fully discussed in Note 1, the financial statements of Pittston Minerals Group should be read in connection with the audited consolidated financial statements of The Pittston Company and subsidiaries.

As more fully discussed in Note 1 to the financial statements, Pittston Minerals Group changed its method of accounting for derivative instruments and hedging activities in 1998 and impairment of long-lived assets in 1996.


KPMG LLP

KPMG LLP
Richmond, Virginia

January 27, 1999, except as to Note 23, which is as of March 15, 1999

Pittston Minerals Group

--------------------------------------------------------------------------------
BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                   December 31
(In thousands)                                                  1998          1997
======================================================================================
ASSETS
Current assets:
Cash and cash equivalents                                        $  942       3,394
Accounts receivable:
   Trade (Note 5)                                                78,961      53,430
   Other                                                         13,625      12,384
--------------------------------------------------------------------------------------
                                                                 92,586      65,814
   Less estimated uncollectible amounts                           2,275       2,215
--------------------------------------------------------------------------------------
                                                                 90,311      63,599
Coal inventory                                                   24,567      31,644
Other inventory                                                   4,177       3,702
--------------------------------------------------------------------------------------
                                                                 28,744      35,346
Prepaid expenses and other current assets                         6,574       5,045
Deferred income taxes (Note 8)                                   19,863      25,136
--------------------------------------------------------------------------------------
Total current assets                                            146,434     132,520
Property, plant and equipment, at cost (Notes 1 and 4)          313,244     336,724
   Less accumulated depreciation, depletion and amortization    159,459     164,386

--------------------------------------------------------------------------------------
                                                                153,785     172,338
Deferred pension assets (Note 15)                                86,897      83,825
Deferred income taxes (Note 8)                                   58,210      54,778
Intangibles, net of accumulated amortization (Notes 1 and 6)    104,925     108,094
Coal supply contracts                                            21,965      41,703
Receivable--Pittston Brink's Group/BAX Group (Note 2)            16,298      13,630
Other assets                                                     52,950      47,294
--------------------------------------------------------------------------------------
Total assets                                                   $641,464     654,182
======================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
Short-term borrowings (Notes 5 and 9)                           $29,734          --
Current maturities of long-term debt (Note 9)                       482         547
Accounts payable                                                 33,987      50,585
Payable--Pittston Brink's Group/BAX Group, net (Note 2)           3,321       3,038
Accrued liabilities:
   Taxes                                                         14,196      16,477
   Workers' compensation and other claims                        12,338      13,829
   Postretirement benefits other than pensions (Note 15)         19,131      19,265
   Reclamation                                                   17,103      15,588
   Miscellaneous (Note 15)                                       24,969      41,935
-------------------------------------------------------------------------------------
                                                                 87,737     107,094
-------------------------------------------------------------------------------------
Total current liabilities                                       155,261     161,264
Long-term debt, less current maturities (Note 9)                131,772     116,114
Postretirement benefits other than pensions (Note 15)           231,242     223,836
Workers' compensation and other claims                           79,717      92,857
Reclamation                                                      33,147      47,546
Other liabilities                                                35,977      31,137
Commitments and contingent liabilities (Notes 9, 13, 14,
  15, 19 and 20)
Shareholder's equity (Notes 3, 11 and 12)                       (25,652)    (18,572)
-------------------------------------------------------------------------------------
Total liabilities and shareholder's equity                     $641,464     654,182
=====================================================================================

See accompanying notes to financial statements.

Pittston Minerals Group
--------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                         Years Ended December 31
(In thousands, except per share amounts)               1998        1997        1996
======================================================================================
Net sales                                            $ 518,635    630,626     696,513
--------------------------------------------------------------------------------------
Costs and expenses:
Cost of sales                                          513,794    609,025     707,497
Selling, general and administrative expenses            31,740     30,228      34,631
Restructuring and other credits, including
  litigation accrual (Notes 16 and 19)                  (1,479)    (3,104)    (47,299)
--------------------------------------------------------------------------------------
Total costs and expenses                               544,055    636,149     694,829
Other operating income, net (Note 17)                   19,280      9,682      13,414
--------------------------------------------------------------------------------------
Operating profit (loss)                                 (6,140)     4,159      15,098
Interest income (Note 2)                                 1,411      1,330         835
Interest expense (Note 2)                               (9,638)   (10,946)    (10,723)
Other income (expense), net                                412       (898)     (1,789)
--------------------------------------------------------------------------------------
Income (loss) before income taxes                      (13,955)    (6,355)      3,421
Credit for income taxes (Note 8)                       (13,998)   (10,583)     (7,237)
--------------------------------------------------------------------------------------
Net income                                                  43      4,228      10,658
Preferred stock dividends, net (Note 12)                (3,524)    (3,481)     (1,675)
--------------------------------------------------------------------------------------
Net income (loss) attributed to common shares        $  (3,481)       747       8,983
======================================================================================
Net income (loss) per common share (Note 10):
   Basic                                             $   (0.42)       .09        1.14
   Diluted                                               (0.42)       .09        1.08
======================================================================================
Weighted average common shares outstanding (Note 10):
   Basic                                                 8,324      8,076       7,897
   Diluted                                               8,324      8,102       9,884
======================================================================================

See accompanying notes to financial statements.

Pittston Minerals Group
--------------------------------------------------------------------------------
STATEMENTS OF SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------

                                                                   Years Ended December 31
(In thousands)                                                   1998        1997        1996
------------------------------------------------------------------------------------------------
Balance, beginning of year                                    $(18,572)      (11,660)   (8,679)
------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                        43         4,228    10,658
  Preferred dividends declared                                  (3,524)       (3,481)   (1,675)
------------------------------------------------------------------------------------------------
  Net income (loss) attributed to common shares                 (3,481)          747     8,983
  Other comprehensive income, net of tax:
    Foreign currency translation adjustments,
     net of tax effect of ($153), ($910) and $79                (1,068)       (4,022)    1,111
    Cash flow hedges:
      Transition adjustment, net of tax effect of $2,092        (3,886)           --        --
      Net cash flow hedge gains, net of tax effect of ($921)     1,711            --        --
      Reclassification adjustment, net of tax effect of ($83)      155            --        --
    Other, net of tax effect of ($61)                              113            --        --
------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                     (6,456)       (3,275)   10,094
------------------------------------------------------------------------------------------------
Miinerals stock options exercised (Note 11)                         --            22        43
Minerals shares released from employee benefits trust
  to employee benefits plan (Note 12)                            1,752         2,259     2,100
Retirement of Minerals stock under share repurchase programs
  (Note 12)                                                       (146)         (617)   (7,897)
Common dividends declared (Note 12)                             (1,992)       (5,284)   (7,384)
Tax benefit of Minerals stock options exercised (Note 8)           (78)          (17)       63
Other                                                             (160)           --        --
------------------------------------------------------------------------------------------------
Balance at end of period                                      $(25,652)      (18,572)  (11,660)
================================================================================================

See accompanying notes to financial statements.

Pittston Minerals Group
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                            Years Ended December 31
(In thousands)                                                            1998         1997      1996
=========================================================================================================
Cash flows from operating activities:
Net income                                                            $     43        4,228       10,658
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Noncash charges and other write-offs                                     --           --       29,948
   Depreciation, depletion and amortization                             36,216       37,515       36,624
   Provision for deferred income taxes                                   3,127       11,050       22,088
   Credit for pensions, noncurrent                                      (3,072)      (2,761)      (1,676)
   Provision for uncollectible accounts receivable                         228          109          262
   Equity in (earnings) losses of unconsolidated affiliates,
     net of dividends received                                            (438)         671         (302)
   Gains on sales of property, plant and equipment and other
     assets                                                             (4,464)      (1,789)      (1,398)
   Other operating, net                                                  1,975        1,823          885
Change in operating assets and liabilities, net of effects of acquisitions and dispositions:
   (Increase) decrease in accounts receivable                          (26,640)      28,574       (4,454)
   Decrease (increase) in inventories                                    4,528       (3,458)      10,116
   Increase in prepaid expenses                                         (1,679)      (1,395)      (1,818)
   Decrease in accounts payable and accrued liabilities                (34,732)        (313)     (17,907)
   (Increase) decrease in other assets                                  (4,201)         793       (2,893)
   Decrease in workers' compensation and other claims, noncurrent      (11,950)     (13,574)      (8,766)
   Increase (decrease) in other liabilities                              6,180      (11,703)     (51,749)
   Other, net                                                              (79)        (209)         181
---------------------------------------------------------------------------------------------------------
Net cash (used) provided by operating activities                       (34,958)      49,561       19,799
---------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Additions to property, plant and equipment                             (24,162)     (26,434)     (23,575)
Proceeds from disposal of property, plant and equipment                 18,688        2,982        4,613
Acquisitions, net of cash acquired, and related contingency
   payments                                                                 --       (1,014)      (4,613)
Proceeds from disposition of assets                                      6,772           --           --
Other, net                                                                (931)      (2,723)        (419)
---------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                           367      (27,189)     (20,515)
---------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Additions to debt                                                       99,412       59,076       23,216
Reductions of debt                                                     (54,961)     (67,825)      (1,319)
Payments (to) from Brink's Group                                        (6,681)       2,977        6,082
Payments to BAX Group                                                       --       (7,696)     (12,179)
Repurchase of stock                                                       (308)        (617)      (7,895)
Proceeds from exercise of stock options and from employee stock
   purchase plan                                                            --           22          208
Dividends paid                                                          (5,323)      (8,302)      (9,009)
---------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                        32,139      (22,365)        (896)
---------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                    (2,452)           7       (1,612)
Cash and cash equivalents at beginning of year                           3,394        3,387        4,999
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $    942        3,394        3,387
=========================================================================================================

See accompanying notes to financial statements.

Pittston Minerals Group
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(In thousands, except per share amounts)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As used herein, the "Company" includes The Pittston Company except as otherwise indicated by the context. The Company is comprised of three separate groups -
Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The financial statements of the Minerals Group include the balance sheets, the results of operations and cash flows of the Pittston Coal Company ("Coal
Operations") and Pittston Mineral Ventures ("Mineral Ventures") operations of the Company, and a portion of the Company's corporate assets and liabilities and related transactions which are not specifically identified with operations of a particular segment. The Minerals Group's financial statements are prepared using the amounts included in the Company's consolidated financial statements.
Corporate allocations reflected in these financial statements are determined based upon methods which management believes to provide a reasonable and equitable allocation of such items (Note 2).

The Company provides to holders of Pittston Minerals Group Common Stock
("Minerals Stock") separate financial statements, financial review, descriptions of business and other relevant information for the Minerals Group in addition to the consolidated financial information of the Company. Notwithstanding the attribution of assets and liabilities (including contingent liabilities) among the Minerals Group, the Brink's Group and the BAX Group for the purpose of preparing their respective financial statements, this attribution and the change in the capital structure of the Company as a result of the approval of the Brink's Stock Proposal did not affect legal title to such assets or responsibility for such liabilities for the Company or any of its subsidiaries.
Holders of Minerals Stock are shareholders of the Company, which continues to be responsible for all its liabilities. Financial impacts arising from one group that affect the Company's financial condition could therefore affect the results of operations and financial condition of each of the groups. Since financial developments within one group could affect other groups, all shareholders of the Company could be adversely affected by an event directly impacting only one group. Accordingly, the Company's consolidated financial statements must be read in connection with the Minerals Group's financial statements.

PRINCIPLES OF COMBINATION

The accompanying financial statements reflect the combined accounts of the business comprising the Minerals Group. The Minerals Group's interests in 20% to 50% owned companies are carried on the equity method unless control exists, in which case, consolidation accounting is used. All material intercompany items and transactions have been eliminated in combination. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

INVENTORIES

Inventories are stated at cost (determined under the average cost method) or market, whichever is lower.

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

The Minerals Group evaluates the carrying value of intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. The Minerals Group annually assesses the recoverability of the excess of cost over net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluation of asset value as well as periods of amortization are performed on a disaggregated basis.

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

STOCK BASED COMPENSATION

The Minerals Group has implemented the disclosure-only provisions of SFAS No.
123, "Accounting for Stock Based Compensation" (Note 11). The Minerals Group continues to measure compensation expense for its stock-based compensation plans using the intrinsic value based method of accounting prescribed by Accounting
Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to
Employees."

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

See Note 2 for allocation of the Company's US federal income taxes to the Minerals Group.

PNEUMOCONIOSIS (BLACK LUNG) EXPENSE

The Minerals Group acts as self-insurer with respect to almost all black lung benefits. Provision is made for estimated benefits based on annual actuarial reports prepared by outside actuaries. The excess of the present value of expected future benefits over the accumulated book reserves is recognized over the amortization period as a level percentage of payroll. Cumulative actuarial gains or losses are calculated periodically and amortized on a straight-line basis. Assumptions used in the calculation of the actuarial present value of black lung benefits are based on actual retirement experience of the Company's coal employees, black lung claims incidence for active miners, actual dependent information, industry turnover rates, actual medical and legal cost experience and projected inflation rates. As of December 31, 1998 and 1997, the actuarially determined value of estimated future black lung benefits discounted at 6% was approximately $51,000 and $55,000, respectively, and is included in workers' compensation and other claims in the Minerals Group balance sheet. Based on actuarial data, the amount credited to operations was $2,257 in 1998, $2,451 in 1997 and $2,216 in 1996. In addition, the Company accrued additional expenses for black lung benefits related to federal and state assessments, legal and administration expenses and other self insurance costs. These costs amounted to $1,659 in 1998, $1,936 in 1997 and $1,849 in 1996.

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

IMPAIRMENT OF LONG-LIVED ASSETS

The Minerals Group accounts for impairment of long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 121. SFAS No. 121 requires a review of assets for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate an asset may not be recoverable, the Minerals Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows
(undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the asset's net book value exceeds its fair market value. For purposes of assessing impairment, assets are required to be grouped at the lowest level for which there are separately identifiable cash flows.

In 1996, the Minerals Group adopted SFAS No. 121 resulting in a pretax charge to earnings in 1996 for the Minerals Group's Coal Operations of $29,948 ($19,466 after-tax), of which $26,312 was included in cost of sales and $3,636 was included in selling, general and administrative expenses. Assets for which the impairment loss was recognized consisted of property, plant and equipment, advanced royalties and goodwill. These assets primarily related to mines scheduled for closure in the near term and idled facilities and related equipment.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

All derivative instruments are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Minerals Group designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge),
(3) a foreign currency fair value or cash flow hedge ("foreign currency" hedge), or (4) a hedge of a net investment in a foreign operation. The Minerals Group does not enter into derivative contracts for the purpose of "trading" such instruments and thus has no derivative designation as "held for trading".

Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk
(including losses or gains on firm commitments), are recorded currently in period earnings. Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until the forecasted transaction affects earnings. Changes in the fair value of derivatives that are highly effective as and that are designated and qualify as foreign currency hedges are recorded either currently in earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within equity. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately.

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

The Minerals Group discontinues hedge accounting prospectively when and if (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is de-designated as a hedge instrument, because it is no longer probable that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, changes will be reported currently in earnings, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, changes will be reported currently in earnings, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, changes will be reported currently in earnings, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its value recognized currently in earnings.

REVENUE RECOGNITION

Coal sales are generally recognized when coal is loaded onto transportation vehicles for shipment to customers. For domestic sales, this generally occurs when coal is loaded onto railcars at mine locations. For export sales, this generally occurs when coal is loaded onto marine vessels at terminal facilities.

Gold sales are recognized when products are shipped to a refinery. Settlement adjustments arising from final determination of weights and assays are reflected in sales when received.

NET INCOME PER SHARE

Basic net income per share for the Minerals Group is computed by dividing net income attributed to common shares (net income less preferred stock dividends) by the basic weighted-average common shares outstanding. Diluted net income per share for the Minerals Group is computed by dividing net income by the diluted weighted-average common shares outstanding. Diluted weighted-average common shares outstanding includes additional shares assuming the exercise of stock options and the conversion of the Company's $31.25 Series C Cumulative Convertible Preferred Stock (the
"Convertible Preferred Stock"). However, when the exercise of stock or the conversion of Convertible Preferred Stock is antidilutive, they are excluded from the calculation. The shares of Minerals Stock held in The Pittston Company
Employee Benefits Trust ("the Trust" - see Note 12) are subject to the treasury stock method and effectively are not included in the basic and diluted net income per share calculations.

USE OF ESTIMATES

In accordance with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

ACCOUNTING CHANGES

The Minerals Group adopted SFAS No. 130, "Reporting Comprehensive Income," in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements.
Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Effective January 1, 1998, the Minerals Group implemented AICPA Statement of
Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software
Developed for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption had no material impact on the Minerals Group.

The Minerals Group implemented SFAS No. 131, "Disclosures about Segments of an
Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded FASB Statement No. 14,
"Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See
Note 18.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133,
"Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999; the Company has elected to adopt SFAS No. 133 as of October 1, 1998. SFAS
No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure the Mineral's Groups instruments at fair value. Changes in the fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.
In accordance with the transition provisions of SFAS No. 133, Mineral's Group recorded a net transition adjustment resulting in a loss of $3,886 (net of related income tax of $2,092) in accumulated other comprehensive income at October 1, 1998, in order to recognize at fair value all derivatives that are designated as cash-flow hedging instruments.

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

FINANCIAL

As a matter of policy, the Company manages most financial activities of the Minerals Group, the Brink's Group and the BAX Group on a centralized, consolidated basis. Such financial activities include the investment of surplus cash; the issuance, repayment and repurchase of short-term and long-term debt;
the issuance and repurchase of common stock and the payment of dividends. In preparing these financial statements, transactions primarily related to invested cash, short-term and long-term debt (including convertible debt), related net interest and other financial costs have been attributed to the Minerals Group based upon its cash flows for the periods presented after giving consideration to the debt and equity structure of the Company. At December 31, 1998 and 1997, the Company attributed long-term debt to the Minerals Group based upon the purpose for the debt in addition to the cash flow requirements of the Minerals
Group. See Note 9 for details and amounts of long-term debt. The portion of the Company's interest expense, net of amounts capitalized, allocated to the Minerals Group for 1998, 1997 and 1996 was $8,668, $10,193 and $7,475,
respectively. Management believes such method of allocation provides a reasonable and equitable estimate of the costs attributable to the Minerals
Group.

To the extent borrowings are deemed to occur between the Brink's Group, the BAX
Group and the Minerals Group, intergroup accounts have been established bearing interest at the rate from time to time under the Company's unsecured credit lines or, if no such credit lines exist, at the prime rate charged by Chase Manhattan Bank from time to time. At December 31, 1998 and 1997, the Minerals Group owed the Brink's Group $20,321 and $27,004, respectively. Interest expense for the Minerals Group associated with such borrowings was $811 and $481 for 1998 and 1997, respectively. No borrowings were outstanding from the BAX Group at December 31, 1998 or 1997.

INCOME TAXES

The Minerals Group and its domestic subsidiaries are included in the consolidated US federal income tax return filed by the Company.

The Company's consolidated provision and actual cash payments for US federal income taxes are allocated between the Minerals Group, the Brink's Group and the BAX Group in accordance with the Company's tax allocation policy and reflected in the financial statements for each Group. In general, the consolidated tax provision and related tax payments or refunds are allocated among the Groups, for financial statement purposes, based principally upon the financial income, taxable income, credits and other amounts directly related to the respective
Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits and an intergroup account is established for the benefit of the Group generating the attributes. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns. In accordance with the policy, at December 31, 1998, the Minerals Group was owed $12,943 and $20,355 from the Brink's Group and the BAX Group, respectively for such tax benefits, of which $2,943 and $13,355, respectively, were not expected to be received within one year from such dates. At December 31, 1997, the Minerals
Group was owed $19,391 and $18,239 from the Brink's Group and the BAX Group, respectively, for such tax benefits, of which $391 and $13,239, respectively, were not expected to be received within one year from such date. The Brink's and BAX Groups paid the Minerals Group $17,667 and $3,333, respectively in 1998 and
$15,794 and $10,278, respectively, in 1997 for the utilization of such tax benefits.

SHARED SERVICES

A portion of the Company's corporate general and administrative expenses and other shared services has been allocated to the Minerals Group based upon utilization and other methods and criteria which management believes to provide a reasonable and equitable estimate of the costs attributable to the Minerals
Group. These allocations were $8,316, $5,988 and $6,555 in 1998, 1997 and 1996, respectively.

PENSION

The Minerals Group's pension cost related to its participation in the Company's noncontributory defined benefit pension plan is actuarially determined based on its respective employees and an allocable share of the pension plan assets and calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions". Pension plan assets have been allocated to the Minerals Group based on the percentage of its projected benefit obligation to the plan's total projected benefit obligation. Management believes such method of allocation to provide a reasonable and equitable estimate of the assets and costs attributable to the Minerals Group.

3. SHAREHOLDER'S EQUITY

The cumulative foreign currency translation adjustment deducted from shareholder's equity was $3,919 and $2,851 at December 31, 1998 and 1997. The cumulative foreign currency translation adjustment included in shareholder's equity was $1,171 at December 31, 1996.

The cumulative cash flow hedges deducted from shareholder's equity was $2,020, $0 and $0 at December 31, 1998, 1997 and 1996, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consist of the following:


                                                              As of December 31
                                                               1998        1997
--------------------------------------------------------------------------------
Bituminous coal lands                                      $100,968     107,212
Land, other than coal lands                                  26,301      24,203
Buildings                                                     9,093       8,996
Machinery and equipment                                     176,882     196,313
--------------------------------------------------------------------------------
Total                                                      $313,244     336,724
================================================================================

The estimated useful lives for property, plant and equipment are as follows:

                                                                          Years
--------------------------------------------------------------------------------
Buildings                                                              10 to 40
Machinery and equipment                                                 3 to 30
================================================================================

Depreciation and depletion of property, plant and equipment aggregated $22,270 in 1998, $23,180 in 1997 and $22,633 in 1996.

Mine development costs which were capitalized totaled $7,093 in 1998, $9,756 in 1997 and $8,144 in 1996.

5. ACCOUNTS RECEIVABLE--TRADE

For each of the years in the three-year period ended December 31, 1998, the Company, on behalf of the Minerals Group, maintained agreements with financial institutions whereby it had the right to sell certain coal receivables to those institutions. Certain agreements contained provisions for sales with recourse. In 1998 and 1997, total coal receivables of $38,373 and $23,844, respectively, were sold under such agreements. As of December 31, 1998 and 1997, receivables sold which remained to be collected totaled $29,734 and $23,844, respectively.

As a result of changes in certain recourse provisions during 1998, as of December 31, 1998, these transactions were accounted for as secured financings, resulting in the uncollected receivables balances remaining on the balance sheet with a corresponding short-tem obligation of $29,734 recognized. The fair value of this short-term obligation approximates the carrying value. During 1997, these transactions were accounted for as sales of receivables, resulting in the removal of the receivables from the balance sheet.

6. INTANGIBLES

Intangibles consist entirely of the excess of cost over fair value of net assets of businesses acquired and are net of accumulated amortization of $14,930 and $11,923 at December 31, 1998 and 1997, respectively. The estimated useful life of intangibles is generally forty years. Amortization of intangibles aggregated $3,006 in 1998, $3,008 in 1997 and $3,128 in 1996.

7. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

NON-DERIVATIVE FINANCIAL INSTRUMENTS

Non-derivative financial instruments, which potentially subject the Minerals Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Minerals Group places its cash and cash equivalents with high credit quality financial institutions. Also, by policy, the Minerals Group limits the amount of credit exposure to any one financial institution. The Minerals Group makes substantial sales to a few relatively large customers. Credit limits, ongoing credit evaluation and account-monitoring procedures are utilized to minimize the risk of loss from nonperformance on trade receivables.

The following details the fair values of non-derivative financial instruments for which it is practicable to estimate the value:

Cash and cash equivalents
-------------------------
The carrying amounts approximate fair value because of the short maturity of these instruments.

Accounts receivable, accounts payable and accrued liabilities
-------------------------------------------------------------
The carrying amounts approximate fair value because of the short-term nature of these instruments.

Debt
----
The aggregate fair value of the Minerals Group long-term debt obligations, which is based upon quoted market prices and rates currently available to the Minerals Group for debt with similar terms and maturities, approximates the carrying amount.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Minerals Group has activities in Australia, which has a local currency other than the US dollar. These activities subject the Minerals Group to certain market risks, including the effects of changes in foreign currency exchange rates, interest rates, and commodity prices. These financial exposures are monitored and managed by the Minerals Group as an integral part of its overall risk management program, which seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

The Minerals Group utilizes various derivative hedging instruments, as discussed below, to hedge its foreign currency, interest rate, and commodity exposures. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. Management of the Minerals Group does not expect any losses due to such counterparty default.

The Minerals Group assesses interest rate, foreign currency, and commodity risks by continually identifying and monitoring changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Minerals Group maintains risk management control systems to monitor these risks attributable to both Pittston Coal's and Mineral Ventures' outstanding and forecasted transactions as well as offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency rates and commodity prices on Pittston Coal's and Mineral Ventures' future cash flows. Pittston Coal's and Mineral Ventures' do not use derivative instruments for purposes other than hedging.

As of October 1, 1998 the Minerals Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 which establishes accounting and reporting standards for derivative instruments and hedging activities, requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in fair value of derivatives are recorded each period currently in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.

Prior to the adoption of SFAS No. 133 (prior to October 1, 1998), gains and losses on derivative contracts, designated as effective hedges, were deferred and recognized as part of the transaction hedged. Since they were accounted for as hedges, the fair value of these contracts were not recognized in the Minerals Group's financial statements. Gains and losses resulting from the early termination of such contracts were deferred and amortized as an adjustment to the specific item being hedged over the remaining period originally covered by the terminated contracts. In addition, if the underlying items being hedged were retired prior to maturity, the unamortized gain or loss resulting from the early termination of the related interest rate swap would be included in the gain or loss on the extinguishment of the obligation.

Cash-flow hedges
----------------

Interest Rate Risk Management

Pittston Coal uses variable-rate debt to finance its operations. In particular, approximately $131 million of the variable-rate long-term debt under the Company's $350 million credit facility (the "Facility" - See Note 9) is allocated to the Minerals Group. This debt obligation exposes Pittston Coal to variability in interest expense due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. Management believes it is prudent to limit the variability of a portion of its interest expense. Pittston Coal attempts to maintain a reasonable balance between fixed and floating rate debt and uses interest rate swaps to accomplish this objective. The contracts are entered into in accordance with guidelines set forth in the Mineral Group's hedging policies. Pittston Coal does not use derivative instruments for purposes other than hedging.

To meet this objective, management enters into interest rate swaps to manage fluctuations in interest expense resulting from interest rate risk. The Company has entered into interest rate swaps with a total notional value of $60 million. These swaps change the variable-rate cash flows on a portion of its $100 million term-loan, which is part of the Facility to fixed-rate cash flows by entering into interest rate swaps which involve the exchange of floating interest payments for fixed interest payments. The entire $100 million term-loan and the associated swaps are allocated to the Minerals Group.

Changes in the fair value to the extent effective, of interest rate swaps designated as hedging instruments of the variability of cash flows associated with floating-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the interest on the floating-rate debt obligations affects earnings. During the year ending December 31, 1999, losses of approximately $460 (pre-tax) related to the interest rate swaps are expected to be reclassified from accumulated other comprehensive income into interest expense as a yield adjustment of the hedged debt obligation.

Of the three swaps outstanding at December 31, 1998, the first fixes the interest rate at 5.80% on $20 million in face amount of debt and matures in May 2000, the second and third fix the interest rate at 5.84% and 5.86%, respectively each on $20 million in face amount of debt and mature in May 2001.

Foreign Currency Risk Management

Mineral Ventures utilizes foreign currency forward contracts to minimize the variability in cash flows due to foreign currency risks associated with foreign operations. These items are denominated in various foreign currencies, including the Australian dollar. The contracts are entered into in accordance with guidelines set forth in the Minerals Group's hedging policies. Mineral Ventures does not use derivative instruments for purposes other than hedging.

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

During the year ending December 31, 1999, losses of approximately $1,000 (pre-tax) related to Australian dollar foreign currency forward contracts are expected to be reclassified from accumulated other comprehensive income into revenue. As of December 31, 1998, the maximum length of time over which Mineral Ventures is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted transactions is eighteen months.

Commodities Risk Management

Pittston Coal consumes and Mineral Ventures sells various commodities in the normal course of their businesses and utilize derivative instruments to minimize the variability in forecasted cash flows due to adverse price movements in these commodities. The contracts are entered into in accordance with guidelines set forth in the Minerals Group's hedging policies. The Minerals Group does not use derivative instruments for purposes other than hedging.

Mineral Ventures utilizes a combination of forward gold sales contracts and currency contracts to fix in Australian dollars the selling price on a certain portion of its forecasted gold sales from the Stawell gold mine. At December 31, 1998, 41,000 ounces of gold, representing approximately 20% of Mineral Ventures' share of Stawell's proven and probable reserves, were sold forward under forward gold contracts. Mineral Ventures' also sells call options on gold periodically and receives a premium which enhances the selling price of unhedged gold sales, the fair value of which is recognized immediately into earnings as the contracts do not qualify for special hedge accounting under SFAS No. 133.

Pittston Coal utilizes forward swap contracts for the purchase of diesel fuel to fix a certain portion of Pittston Coal's forecasted diesel fuel costs at specific price levels. Pittston Coal also periodically utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of diesel fuel. The option contracts, which involve purchasing call options, are designed to provide protection against sharp increases in the price of diesel fuel. For purchased options, Pittston Coal pays a premium up front and receives an amount equal to the difference by which the average market price during the period exceeds the option strike price. At December 31, 1998, the notional amount of forward swap contracts for the purchase of diesel fuel contracts totaled 3.2 million gallons.

No material amounts related to hedge ineffectiveness were recognized in earnings during the period for the diesel fuel swaps and forward gold contracts. Changes in fair value related to the difference between changes in the spot and forward gold contract rates were not material.

Changes in the fair value of the commodity contracts designated and qualifying as cash flow hedges of forecasted commodity purchases and sales are reported in accumulated other comprehensive income. For diesel fuel, the gains and losses are reclassified into earnings, as a component of costs of sales, in the same period as the commodity purchased affects earnings. For gold contracts, the gains and losses are reclassified into earnings, as a component of revenue, in the same period as the gold sale affects earnings.

During the year ending December 31, 1999, losses of approximately $150 (pre-tax) related to diesel fuel purchase contracts, are expected to be reclassified from accumulated other comprehensive income into cost of sales. During the year ending December 31, 1999, losses of approximately $100 (pre-tax) related to gold sales contracts are expected to be reclassified from accumulated other comprehensive income into revenue.

As of December 31, 1998, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with diesel fuel purchases is six months. As of December 31, 1998, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with gold sales is two years.

8. INCOME TAXES

The provision (credit) for income taxes consists of the following:

                                         US
                                    Federal      Foreign      State       Total
--------------------------------------------------------------------------------
1998:
Current                            $(17,125)          --         --     (17,125)
Deferred                              2,918          209         --       3,127
--------------------------------------------------------------------------------
Total                              $(14,207)         209         --     (13,998)
================================================================================
1997:
Current                            $(21,633)          --         --     (21,633)
Deferred                             10,719          331         --      11,050
--------------------------------------------------------------------------------
Total                              $(10,914)         331         --     (10,583)
================================================================================
1996:
Current                            $(29,325)          --         --     (29,325)
Deferred                             20,893        1,195         --      22,088
--------------------------------------------------------------------------------
Total                               $(8,432)       1,195         --      (7,237)
================================================================================

The significant components of the deferred tax expense were as follows:

                                                        Years Ended December 31
                                                       1998       1997     1996
--------------------------------------------------------------------------------
Deferred tax expense exclusive
  of the components$listed below                      6,429     10,551    8,064
Net operating loss carryforwards                        491       (558)    (327)
Alternative minimum tax credit                       (4,224)       664    3,337
Change in the valuation allowance for
  deferred tax assets                                   431        393    1,014
--------------------------------------------------------------------------------
Total                                                $3,127     11,050   22,088
================================================================================

The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholder's equity.

The components of the net deferred tax asset as of December 31, 1998 and December 31, 1997, were as follows:

                                                          1998             1997
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Accounts receivable                                   $  1,218              816
Postretirement benefits other than pensions             99,944           97,691
Workers' compensation and other claims                  35,171           42,256
Other liabilities and reserves                          34,312           49,713
Miscellaneous                                            2,854           11,320
Net operating loss carryforwards                         3,302            3,793
Alternative minimum tax credits                         11,174            6,950
Valuation allowance                                    (10,284)          (9,853)
--------------------------------------------------------------------------------
Total deferred tax asset                              $177,691          202,686
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Property, plant and equipment                          $20,621           25,299
Pension assets                                          32,058           34,120
Other assets                                            12,272           12,110
Investments in foreign affiliates                        3,000               --
Miscellaneous                                           32,792           52,007
--------------------------------------------------------------------------------
Total deferred tax liabilities                         100,743          123,536
--------------------------------------------------------------------------------
Net deferred tax asset                                $ 76,948           79,150
================================================================================

The recording of deferred federal tax assets is based upon their expected utilization in the Company's consolidated federal income tax return and the benefit that would accrue to the Minerals Group under the Company's tax allocation policy.

The valuation allowance relates to deferred tax assets in certain foreign and state jurisdictions.

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory US federal income tax rate of 35% in 1998, 1997 and 1996 to the income (loss) before income taxes.

                                                        Years Ended December 31
                                                      1998        1997     1996
--------------------------------------------------------------------------------
Income (loss) before income taxes:
United States                                     $(15,550)    (7,273)      100
Foreign                                              1,595        918     3,321
--------------------------------------------------------------------------------
Total                                             $(13,955)    (6,355)    3,421
================================================================================
Tax provision (credit) computed
  at statutory rate                               $ (4,885)    (2,224)    1,197
Increases (reductions) in taxes due to:
Percentage depletion                                (6,869)    (7,407)   (7,644)
State income taxes (net of federal tax
  benefit)                                            (431)      (393)   (1,014)
Change in the valuation allowance for
  deferred tax assets                                  431        393     1,014
Miscellaneous                                       (2,244)      (952)     (790)
--------------------------------------------------------------------------------
Actual tax credit                                 $(13,998)   (10,583)   (7,237)
================================================================================

It is the policy of the Minerals Group to accrue deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries and affiliates which are expected to reverse in the foreseeable future. As of December 31, 1998 and December 31, 1997, there was no unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and affiliates.

The Minerals Group and its domestic subsidiaries are included in the Company's consolidated US federal income tax return.

As of December 31, 1998, the Minerals Group had $11,174 of alternative minimum tax credits allocated to it under the Company's tax allocation policy. Such credits are available to offset future US federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

The tax benefits of net operating loss carryforwards for the Minerals Group as of December 31, 1998 were $3,302 and related to various state and foreign taxing jurisdictions. The expiration periods primarily range from 5 to 15 years.

9. LONG-TERM DEBT

A portion of the outstanding debt under the Company's credit agreement has been attributed to the Minerals Group. Total long-term debt of the Minerals Group consists of the following:

                                                              As of December 31
                                                                1998       1997
--------------------------------------------------------------------------------
Senior obligations and capital leases                       $  1,076      1,092
Attributed portion of Company's debt:
   US dollar term loan due 2001 (year-end rate
   5.68% in 1998 and 6.24% in 1997)                          100,000    100,000
   Revolving credit notes due 2001 (year-end rate
   5.83% in 1998 and 5.92% in 1997)                           30,696     15,022
--------------------------------------------------------------------------------
Total long-term debt, less current maturities                131,772    116,114
Current maturities of senior obligations
   and capital leases                                            482        547
--------------------------------------------------------------------------------
Total long-term debt including current maturities           $132,254    116,661
================================================================================

For the four years through December 31, 2003, minimum repayments of long-term debt outstanding are as follows:

                              2000              $    623
                              2001               131,149
                              2002                     0
                              2003                     0

The Company has a $350,000 credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100,000 term loan and permits additional borrowings, repayments and reborrowings of up to an aggregate of $250,000. The maturity date of both the term loan and the revolving credit portion of the Facility is May 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates plus applicable margin. A term loan of $100,000 was outstanding at December 31, 1998 and 1997. Additional borrowings of $91,600 and $25,900 were outstanding at December 31, 1998 and 1997, respectively under the revolving credit portion of the Facility. The Company pays commitment fees (.125% per annum at December 31, 1998) on the unused portion of the Facility. At December 31, 1998 and 1997, $130,696 and $115,022, respectively, of these borrowings were attributed to the Minerals Group.

Under the terms of the Facility, the Company has agreed to maintain at least $400,000 of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $398,000 at December 31, 1998.

The Company has three interest rate swap agreements that effectively convert a portion of the interest on its $100,000 variable rate term loan to fixed rates (See Note 7).

At December 31, 1998, the Company's portion of outstanding unsecured letters of credit allocated to the Minerals Group was $14,041, primarily supporting its obligations under its various self-insurance programs.

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

10. NET INCOME PER SHARE

The following is a reconciliation between the calculations of basic and diluted net income (loss) per share:

                                                        Years Ended December 31
                                                     1998       1997       1996
--------------------------------------------------------------------------------
NUMERATOR:
Net income                                       $     43      4,228     10,658
Convertible Preferred Stock
   dividends, net                                  (3,524)    (3,481)    (1,675)
--------------------------------------------------------------------------------
Basic net income (loss) per share
   numerator                                       (3,481)       747      8,983
Effect of dilutive securities:
   Convertible Preferred Stock
   dividends, net                                      --         --      1,675
--------------------------------------------------------------------------------
Diluted net income (loss) per
   share numerator                                $(3,481)       747     10,658

DENOMINATOR:
Basic weighted average common
   shares outstanding                               8,324      8,076      7,897
Effect of dilutive securities:
   Convertible Preferred Stock                         --         --      1,945
   stock options                                       --         26         42
--------------------------------------------------------------------------------
Diluted weighted average common
   shares outstanding                               8,324      8,102      9,884
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

The conversion of preferred stock to 1,764 shares and 1,785 shares of Minerals Stock has been excluded in the computation of diluted net income (loss) per share in 1998 and 1997, respectively, because the effect of the assumed conversion would be antidilutive.

11. STOCK OPTIONS

The Company has various stock-based compensation plans as described below.

STOCK OPTION PLANS

The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than 100% of quoted market value at the date of grant. The 1988 Plan options can be granted with a maximum term of ten years and can vest within six months from the date of grant. The majority of grants made in 1998, 1997 and 1996 have a maximum term of six years and vest 100% at the end of the third year. The Non-Employee Plan options can be granted with a maximum term of ten years and can vest within six months from the date of grant. The majority of grants made in 1998, 1997 and 1996 have a maximum term of six years and vest ratably over the first three years. The total number of shares underlying options authorized for grant, but not yet granted, under the 1988 Plan is 789.

Under the Non-Employee Plan, the total number of shares underlying options authorized for grant, not yet granted, is 47.

The Company's 1979 Stock Option Plan (the "1979 Plan") and 1985 Stock Option Plan (the "1985 Plan") terminated in 1985 and 1988, respectively.

As part of the Brink's Stock Proposal (described in the Company's Proxy Statement dated December 31, 1995 resulting in the modification of the capital structure of the Company to include an additional class of common stock), the 1988 and the Non-Employee Plans were amended to permit option grants to be made to optionees with respect to Brink's Stock or BAX Stock, in addition to Minerals Stock. The approval of the Brink's Stock Proposal had no effect on options for Minerals Stock.

The table below summarizes the related plan activity.

                                                                      Aggregate
                                                                       Exercise
                                                          Shares          Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                             598        $ 9,359
Granted                                                        4             47
Exercised                                                     (3)           (45)
Forfeited or expired                                         (16)

--------------------------------------------------------------------------------
Outstanding at December 31, 1996                             583        $ 9,132
Granted                                                      138          1,746
Exercised                                                     (2)           (22)
Forfeited or expired                                         (67)
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                             652        $ 9,935
Granted                                                      138            721
Exercised                                                      0              0
Forfeited or expired                                        (128)        (1,668)
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                             662        $ 8,988
================================================================================

Options exercisable at the end of 1998, 1997 and 1996, respectively, for Minerals Stock were 491, 253 and 292.

The following table summarizes information about stock options outstanding as of December 31, 1998.

                     ----------------------------------      -------------------
                                          Stock Options           Stock Options
                                            Outstanding             Exercisable
--------------------------------------------------------------------------------
                                 Weighted
                                  Average
                                Remaining      Weighted                Weighted
                              Contractual      Exercise                 Average
Range of                             Life       Average                Exercise
Exercise Prices      Shares       (Years)         Price      Shares       Price
--------------------------------------------------------------------------------
$ 2.50 to 6.53          101          5.76        $ 4.23          31      $ 4.20

  9.50 to 11.88         243          2.91         10.24         216       10.32

 12.69 to 16.63         148          3.66         13.29          74       13.88

 18.63 to 25.74         170          1.71         24.18         170       24.18
--------------------------------------------------------------------------------
Total                   662                                     491
================================================================================

EMPLOYEE STOCK PURCHASE PLAN
Under the 1994 Employee Stock Purchase Plan (the "Plan"), the Company is authorized to issue up to 250 shares of Minerals Stock, to its employees who have six months of service and who complete minimum annual work requirements. Under the terms of the Plan, employees may elect each six-month period (beginning January 1 and July 1), to have up to 10 percent of their annual earnings withheld to purchase the Company's stock. Employees may purchase shares of any or all of the three classes of Company common stocks. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market price. Under the Plan, the Company sold 118, 46 and 30 shares of Minerals Stock to employees during 1998, 1997 and 1996, respectively.

In January 1999, the maximum number of Minerals shares had been issued pursuant to the Plan. At a meeting held subsequent to year end, the Company's Board of Directors adopted an amendment to increase the maximum number of shares of common stock which may be issued pursuant to the Plan to 650 shares of Minerals Stock. This amendment to the Plan is subject to shareholder approval on May 7, 1999.

ACCOUNTING FOR PLANS

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the accompanying financial statements. Had compensation costs for the Company's plans been determined based on the fair value of awards at the grant dates, consistent with SFAS No. 123, the Minerals Group's net income and earnings per share would approximate the pro forma amounts indicated below:

                                                1998     1997      1996
-----------------------------------------------------------------------
NET INCOME (LOSS) ATTRIBUTED TO COMMON SHARES
Minerals Group
   As Reported                               $(3,481)     747     8,983
   Pro Forma                                  (3,684)     336     8,711
NET INCOME PER COMMON SHARE
Minerals Group
   Basic, As Reported                        $ (0.42)    0.09      1.14
   Basic, Pro Forma                            (0.44)    0.04      1.10
   Diluted, As Reported                        (0.42)    0.09      1.08
   Diluted, Pro Forma                          (0.44)    0.04      1.05
=======================================================================

Note: The pro forma disclosures shown may not be representative of the effects on reported net income in future years.

The fair value of each stock option grant used to compute pro forma net income and earnings per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model. The weighted-average assumptions used in the model are as follows:

                                                1998     1997      1996
------------------------------------------------------------------------
Expected dividend yield                          1.8%     5.4%      4.8%
Expected volatility                               45%      43%       37%
Risk-free interest rate                          5.3%     6.2%      6.1%
Expected term (in years)                          5.1      4.2       3.7
========================================================================

Using these assumptions in the Black-Scholes model, the weighted-average fair value of options granted during 1998, 1997 and 1996, is $250, $487 and $10, respectively.

Under SFAS 123, compensation cost is also recognized for the fair value of employee stock purchase rights. Because the Company settles its employee stock purchase rights under the Plan at the end of each six-month offering period, the fair value of these purchase rights was calculated using actual market settlement data. The weighted-average fair value of the stock purchase rights granted in 1998, 1997 and 1996 was $62, $237 and $143 for the Minerals Group, respectively.

12. CAPITAL STOCK

Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of the Pittston Burlington Group were changed to Pittston BAX Group Common Stock and Pittston BAX Group, respectively. All rights and privileges of the holders of such Stock are otherwise unaffected by such changes.

The Company, at any time, has the right to exchange each outstanding share of Minerals Stock, which was previously subject to exchange for shares of Services Stock, for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, BAX Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. In addition, upon the disposition of all or substantially all of the properties and assets of the Minerals Group to any person (with certain exceptions), the Company is required to exchange each outstanding share of Minerals Stock for shares of Brink's Stock (or, if no Brink's Stock is then outstanding, BAX Stock) having a fair market value equal to 115% of the fair market value of one share of Minerals Stock. If any shares of the Company's Preferred Stock are converted after an exchange of Minerals Stock for Brink's Stock (or BAX Stock), the holder of such Preferred Stock would, upon conversion, receive shares of Brink's Stock (or BAX Stock) in lieu of shares of Minerals Stock otherwise issuable upon such conversion.

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

The Company has authority to issue up to 2,000 shares of preferred stock, par value $10 per share. In January, 1994, the Company issued $80,500 or 161 shares of Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). The proceeds of the Convertible Preferred Stock offering have been attributed to the Minerals Group. The Convertible Preferred Stock pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available therefore; when as and if declared by the Board, and bears a liquidation preference of $500 per share, plus an amount equal to accrued and unpaid dividends thereon. Each share of the Convertible Preferred Stock is convertible at the option of the holder unless previously redeemed or, under certain circumstances, called for redemption, into shares of Minerals Stock at a conversion price of $32.175 per share of Minerals Stock, subject to adjustment in certain circumstances. The Company may at its option, redeem the Convertible Preferred Stock, in whole or in part, for cash at a price of $515.625 per share, effective February 1, 1999, and thereafter at prices declining ratably annually on each February 1 to an amount equal to $500 per share on and after February 1, 2004, plus in each case an amount equal to accrued and unpaid dividends on the date of redemption. Except under certain circumstances or as prescribed by Virginia law, shares of the Convertible Preferred Stock are nonvoting.

In November 1998, under the Company's common share repurchase program, the Company's Board of Directors (the "Board") authorized the purchase, from time to time of up to 1,000 shares of Minerals Stock, not to exceed an aggregate purchase cost of $25,000 for all common shares of the Company. Such shares are to be purchased from time to time in the open market or in private transactions, as conditions warrant. In May 1997, the Board authorized additional authority which allows for the purchase, from time to time, of the Convertible Preferred Stock, not to exceed an aggregate purchase cost of $25,000.

Under the share repurchase program, the Company purchased shares in the periods presented as follows:

                                                      Years Ended December 31
(In thousands)                                       1998                1997
-----------------------------------------------------------------------------
Convertible Preferred Stock:
  Shares                                              0.4                 1.5
  Cost                                             $  146                 617
  Excess carrying amount (a)                       $   23                 108
=============================================================================

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years is deducted from preferred dividends in the Company's Statement of Operations.


As of December 31, 1998, the Company had remaining authority to purchase over time 1,000 shares of Pittston Minerals Group Common Stock and an additional $24,236 of its Convertible Preferred Stock. The remaining aggregate purchase price limitation for all common stock was $24,698 at December 31, 1998. The authority to acquire shares remains in effect in 1999.

In 1998, 1997 and 1996, dividends paid on the Convertible Preferred Stock amounted to $3,547, $3,589, and $3,795, respectively. During 1998 and 1997, the Board declared and the Company paid dividends of $1,969 and $5,176 on Minerals Stock, respectively.

The Company's Articles of Incorporation limits dividends on Minerals Stock to the lesser of (i) all funds of the Company legally available therefore (as prescribed by Virginia law) and (ii) the Available Minerals Dividend Amount (as defined in the Articles of Incorporation). The Available Minerals Dividend Amount may be reduced by activity that reduces shareholder's equity or the fair value of net assets of the Minerals Group. Such activity includes net losses by the Minerals Group, dividends paid on the Minerals Stock and the Convertible Preferred Stock, repurchases of Minerals Stock and the

Convertible Preferred Stock, and foreign currency translation losses. At December 31, 1998, the Available Minerals Dividend Amount was at least $8,123. See the Company's consolidated financial statements and related footnotes. Subject to these limitations, the Company's Board, although there is no requirement to do so, intends to declare and pay dividends on the Minerals Stock based primarily on the earnings, financial condition, cash flow and business requirements of the Minerals Group. See Note 23.

In December 1992, the Company formed The Pittston Company Employee Benefits Trust (the "Trust") to hold shares of its common stock (initially 4,000 shares) to fund obligations under certain employee benefit programs not including stock option plans. The trust first began funding obligations under the Company's various stock option plans in September 1995. In November 1998, the Company sold for a promissory note of the Trust, 800 new shares of Minerals Stock at a price equal to the closing value of the stock on the date prior to issuance. As of December 31, 1998, 766 shares of Minerals Stock (232 in 1997) remained in the Trust, valued at market. These shares will be voted by the Trustee in the same proportion as those voted by the Company's employees participating in the Company's Savings Investment Plan. The fair market value of the shares is included in common stock and capital in excess of par.

13. COAL JOINT VENTURE

The Minerals Group, through a wholly owned indirect subsidiary of the Company, has a partnership agreement, Dominion Terminal Associates ("DTA"), with three other coal companies to operate coal port facilities in Newport News, Virginia, in the Port of Hampton Roads (the "Facilities"). The Facilities, in which the Minerals Group has a 32.5% interest, have an annual throughput capacity of 22 million tons, with a ground storage capacity of approximately 2 million tons. The Facilities financing is provided by a series of coal terminal revenue refunding bonds issued by the Peninsula Ports Authority of Virginia (the "Authority"), a political subdivision of the Commonwealth of Virginia, in the aggregate principal amount of $132,800, of which $43,160 are attributable to the Company. These bonds bear a fixed interest rate of 7.375%. The Authority owns the Facilities and leases them to DTA for the life of the bonds, which mature on June 1, 2020. DTA may purchase the Facilities for one dollar at the end of the lease term. The obligations of the partners are several, and not joint.

Under loan agreements with the Authority, DTA is obligated to make payments sufficient to provide for the timely payment of the principal and interest on the bonds. Under a throughput and handling agreement, the Minerals Group has agreed to make payments to DTA that in the aggregate will provide DTA with sufficient funds to make the payments due under the loan agreements and to pay the Minerals Group's share of the operating costs of the Facilities. The Company has also unconditionally guaranteed the payment of the principal and premium, if any, and the interest on the bonds. Payments for operating costs aggregated $3,168 in 1998, $4,691 in 1997 and $5,208 in 1996. The Minerals Group has the
right to use 32.5% of the throughput and storage capacity of the Facilities subject to user rights of third parties which pay the Minerals Group a fee. The Minerals Group pays throughput and storage charges based on actual usage at per ton rates determined by DTA.

14. LEASES

The Minerals Group's businesses lease coal mining and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options.

As of December 31, 1998, aggregate future minimum lease payments under noncancellable operating leases were as follows:

                                      Equipment
                       Facilities       & Other        Total
---------------------------------------------------------------
1999                       $  483        12,759       13,242
2000                          304        10,911       11,215
2001                          253         8,020        8,273
2002                          171         4,223        4,394
2003                           --         1,773        1,773
2004                           --            74           74
2005                           --            46           46
2006                           --            --           --
Later Years                    --            --           --
---------------------------------------------------------------
Total                     $ 1,211        37,806       39,017
===============================================================

These amounts are net of aggregate future minimum noncancellable sublease rentals of $705. Almost all of the above amounts related to equipment are guaranteed by the Company.

Net rent expense amounted to $17,327 in 1998, $21,912 in 1997 and $24,236 in 1996.

The Minerals Group incurred capital lease obligations of $839 in 1998, $624 in 1997 and $1,031 in 1996. As of December 31, 1998, the Minerals Group's obligations under capital leases were not significant.

15. EMPLOYEE BENEFIT PLANS

The Minerals Group's businesses participate in the Company's noncontributory defined benefit pension plans covering substantially all nonunion employees who meet certain minimum requirements. Benefits under most of the plans are based on salary (including commissions, bonuses, overtime and premium pay) and years of service. The Minerals Group's pension cost is actuarially determined based on its employees and an allocable share of the pension plan assets. The Company's policy is to fund the actuarially determined amounts necessary to provide assets sufficient to meet the benefits to be paid to plan participants in accordance with applicable regulations.

The net pension credit for 1998, 1997 and 1996 for the Minerals Group is as follows:

                                                  Years Ended December 31
                                                 1998      1997      1996
--------------------------------------------------------------------------
Service cost-benefits earned during year     $  4,073     3,626     3,561
Interest cost on projected benefit
  obligation                                   11,843    11,340     9,921
Return on assets-expected                     (20,214)  (18,437)  (16,930)
Other amortization, net                         1,675     1,334     2,323
--------------------------------------------------------------------------
Net pension credit                           $ (2,623)   (2,137)   (1,125)
==========================================================================


The assumptions used in determining the net pension credit for the Company's primary pension plan were as follows:

                                                  1998      1997     1996
---------------------------------------------------------------------------
Interest cost on projected benefit obligation      7.5%      8.0%     7.5%
Expected long-term rate of return on assets       10.0%     10.0%    10.0%
Rate of increase in compensation levels            4.0%      4.0%     4.0%
===========================================================================


Reconciliations of the projected benefit obligations, plan assets, funded status and prepaid pension expense at December 31, 1998 and 1997 are as follows:

                                                      Years Ended December 31
                                                              1998       1997
-------------------------------------------------------------------------------
Projected benefit obligation at beginning of year         $161,650    138,026
Service cost-benefits earned during the year                 4,073      3,626
Interest cost on projected benefit obligation               11,843     11,340
Benefits paid                                               (9,929)    (9,258)
Actuarial loss                                              16,146     17,916
-------------------------------------------------------------------------------
Projected benefit obligation at end of year                183,783    161,650

Fair value of plan assets at beginning of year             234,616    204,577
Return on assets - actual                                   33,528     39,242
Employer contributions                                          89         55
Benefits paid                                               (9,929)    (9,258)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year                   258,304    234,616

Funded status                                               74,521     72,966
Unrecognized experience loss                                 9,762      8,585
Unrecognized prior service cost                                212        232
-------------------------------------------------------------------------------
Net pension assets                                         $84,495     81,783
-------------------------------------------------------------------------------
Current pension liabilities                                  2,402      2,042
-------------------------------------------------------------------------------
Deferred pension assets per the balance sheet             $ 86,897     83,825
===============================================================================


For the valuation of the Company's primary pension obligations and the calculation of the funded status, the discount rate was 7.0% in 1998 and 7.5% in 1997. The expected long-term rate of return on assets was 10% in both years. The rate of increase in compensation levels used was 4% in 1998 and 1997.

The unrecognized initial net asset at January 1, 1986, the date of adoption of SFAS No. 87, has been amortized over the estimated remaining average service life of the employees.

Under the 1990 collective bargaining agreement with the United Mine Workers of America ("UMWA"), the Minerals Group agreed to make payments at specified contribution rates for the benefit of the UMWA employees. The trustees of the UMWA pension fund contested the agreement and brought action against the Company. While the case was in litigation, Minerals Group's benefit payments were made into an escrow account for the benefit of union employees. During 1996, the case was settled and the escrow funds were released (Note 19). As a result of the settlement, the Coal subsidiaries agreed to continue their participation in the UMWA 1974 pension plan at defined contribution rates. Under this plan, expense recognized in 1998, 1997 and 1996 was $574, $1,128 and $1,204, respectively.

The Minerals Group also provides certain postretirement health care and life insurance benefits for eligible active and retired employees in the United States.

For the years 1998, 1997 and 1996, the components of periodic expense for these postretirement benefits were as follows:

                                                        Years Ended December 31
                                                         1998     1997     1996
--------------------------------------------------------------------------------
Service cost-benefits earned during year             $    878    1,349    1,810
Interest cost on accumulated post-
   retirement benefit obligation                       21,917   21,648   19,752
Amortization of losses                                  2,929    1,393    1,128
--------------------------------------------------------------------------------
Total expense                                        $ 25,724   24,390   22,690
================================================================================

The actuarially determined and recorded liabilities for the following postretirement benefits have not been funded. Reconciliations of the accumulated postretirement benefit obligations, funded status and accrued postretirement benefit cost at December 31, 1998 and 1997 are as follows:

                                                        Years Ended December 31
                                                               1998        1997
--------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at beginning of year                       $  307,127     280,940
Service cost-benefits earned during the year                    878       1,349
Interest cost on accumulated postretirement
   benefit obligation                                        21,917      21,648
Benefits paid                                               (18,453)    (18,861)
Actuarial loss                                               17,165      22,051
--------------------------------------------------------------------------------
Total accumulated postretirement benefit
   obligation at end of year                             $  328,634     307,127
--------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at end of year-retirees                    $  280,596     253,434
Accumulated postretirement benefit
   obligation at end of year-active participants             48,038      53,693
--------------------------------------------------------------------------------
Total accumulated postretirement benefits
   obligation at end of year                             $  328,634     307,127
--------------------------------------------------------------------------------
Funded status                                            $ (328,634)   (307,127)
Unrecognized experience loss                                 78,614      64,378
--------------------------------------------------------------------------------
Accrued postretirement benefit cost at
   end of year                                           $ (250,020)   (242,749)
================================================================================


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

A percentage point increase each year in the assumed health care cost trend rate used would have resulted in an increase of approximately $3,200 in the aggregate service and interest components of expense for the year 1998, and an increase of approximately $37,800 in the accumulated postretirement benefit obligation at December 31, 1998.

A percentage point decrease each year in the assessed health care cost rend rate would have resulted in a decrease of approximately $3,000 in the aggregate service and interest components of expense for the year 1998 and a decrease of approximately $35,500 in the accumulated postretirement benefit obligation at December 31, 1998.

The Minerals Group also participates in the Company's Savings-Investment Plan to assist eligible employees in providing for retirement or other future financial needs. Employee contributions are matched at rates of 50% to 100% up to 5% of compensation (subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended). Contribution expense under the plan aggregated $993 in 1998, $993 in 1997 and $1,004 in 1996.

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

In addition, under the Health Benefit Act, the Pittston Companies are jointly and severally liable for certain post-retirement health benefits for thousands of retired union mine workers and their dependents. Substantially all of the Minerals Group's accumulated post-retirement benefit obligation as of December 31, 1998 for retirees of $280,596 relates to such retired workers and their beneficiaries.

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

16. RESTRUCTURING AND OTHER (CREDITS) CHARGES, INCLUDING LITIGATION ACCRUAL

Refer to Note 19 for a discussion of the benefit of the reversal of a litigation accrual related to the Evergreen case of $35,650 in 1996.

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

The initiation, in 1996, of a state tax credit for coal produced in Virginia, along with favorable labor negotiations and improved metallurgical market conditions for medium volatile coal, led management to continue operating an underground mine and a related coal preparation and loading facility previously included in the restructuring reserve. As a result of these decisions, Pittston Coal reversed $11,649 of the reserve in 1996. As a result of favorable workers' compensation claim developments, Pittston Coal reversed $1,479 and $3,104 in 1998 and 1997, respectively. The 1996 reversal included $4,778 related to estimated mine and plant closures, primarily reclamation, and $6,871 in employee severance and other benefit costs.

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

17. OTHER OPERATING INCOME

Other operating income generally includes royalty income, gains on sales of assets and litigation settlements.

18. SEGMENT INFORMATION

The Minerals Group implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the financial statements for the year ended December 31, 1998. SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods.

The SFAS also requires additional disclosures with respect to products and services, geographic areas of operation and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

The Minerals Group includes two business units: Pittston Coal and Mineral Ventures. These two business units are made up of three reportable segments as follows: Coal Operations, Allied Operations and Mineral Ventures. Management has determined these reportable segments based on how resources are allocated and how operational decisions are made. Segment performance is evaluated based on operating profit, excluding corporate allocations. See Note 2 for a description of such allocations. The Coal Operations segment primarily includes the coal mining business of Pittston Coal. Pittston Coal produces and markets low sulphur steam coal used for the generation of electricity and high quality metallurgical coal for steel production worldwide. The Allied Operations segment within Pittston Coal primarily includes results of the timber and natural gas businesses. The Mineral Ventures segment primarily includes the gold mining business at Stawell mine.

Geographic revenues and long-lived assets are based on the location of the entity providing the product and the location of the asset, respectively.

Net sales by operating segment are as follows:

                                                        Years Ended December 31
                                                     1998       1997       1996
--------------------------------------------------------------------------------
Pittston Coal:
   Coal Operations                              $ 495,303    604,140    670,121
   Allied Operations                                7,999      8,767      7,272
--------------------------------------------------------------------------------
Total Pittston Coal                               503,302    612,907    677,393
Mineral Ventures                                   15,333     17,719     19,120
--------------------------------------------------------------------------------
Total net sales (a)                             $ 518,635    630,626    696,513
================================================================================

(a) Includes US revenues of $503,302, $612,907 and $677,393 in 1998, 1997 and
1996, respectively.

The Minerals Group's portion of the Company's operating profit is as follows:

                                                        Years Ended December 31
                                                     1998       1997       1996
--------------------------------------------------------------------------------
Pittston Coal:
Coal Operations (a)                              $ (3,581)     5,274     13,131
Allied Operations                                   6,788      6,943      6,903
--------------------------------------------------------------------------------
Total Pittston Coal                                 3,207     12,217     20,034
Mineral Ventures (b)                               (1,031)    (2,070)     1,619
--------------------------------------------------------------------------------
Minerals Group's segment
  operating profit                                  2,176     10,147     21,653
Corporate expenses allocated to the
  Minerals Group                                   (8,316)    (5,988)    (6,555)
--------------------------------------------------------------------------------
Total operating profit (loss)                    $ (6,140)     4,159     15,098
================================================================================

(a) Operating profit includes a benefit from restructuring and other credits, including litigation accrual aggregating $1,479, $3,104 and $47,299 in 1998, 1997 and 1996, respectively (Note 16). Operating profit in 1996 also includes a charge of $29,948 related to the adoption of FAS 121 (Note 1).

(b) Includes equity in net income (loss) of unconsolidated affiliates of $438 in 1998, ($671) in 1997 and $302 in 1996.

The Minerals Group's portion of the Company's assets at year end is as follows:

                                                              As of December 31
                                                     1998       1997       1996
--------------------------------------------------------------------------------
Pittston Coal:
   Coal Operations                              $ 513,385    536,572    582,540
   Allied Operations                               15,083     13,004     12,232
--------------------------------------------------------------------------------
Total Pittston Coal                               528,468    549,576    594,772
Mineral Ventures (a)                               18,733     20,432     22,826
Minerals Group's portion of
  corporate assets                                 94,263     84,174     89,383
--------------------------------------------------------------------------------
Total assets (b)                                $ 641,464    654,182    706,981
================================================================================

(a) Includes investments in unconsolidated equity affiliates of $5,034, $6,349 and $8,408 in 1998, 1997 and 1996, respectively.

(b) Includes long-lived assets (property, plant and equipment) located in the US of $142,155, $161,817 and $160,259 in 1998, 1997 and 1996, respectively.

Other segment information is as follows:

                                                              As of December 31
                                                     1998       1997       1996
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
Pittston Coal:
   Coal Operations                               $ 17,805     20,306     17,416
   Allied Operations                                3,416      1,979      1,465
--------------------------------------------------------------------------------
Total Pittston Coal Company                        21,221     22,285     18,881
Mineral Ventures                                    4,282      4,544      3,714
Allocated general corporate                           175        184      1,785
--------------------------------------------------------------------------------
Total capital expenditures                       $ 25,678     27,013     24,380
================================================================================
DEPRECIATION, DEPLETION AND AMORTIZATION:
Pittston Coal:
   Coal Operations                                $32,053     34,303     33,675
   Allied Operations                                1,219      1,048        957
--------------------------------------------------------------------------------
Total Pittston Coal                                33,275     35,351     34,632
Mineral Ventures                                    2,735      1,968      1,856
Allocated general corporate expense                   206        196        136
--------------------------------------------------------------------------------
Total depreciation, depletion and
   Amortization                                  $ 36,216     37,515     36,624
================================================================================


                                                                 At December 31
                                                     1998       1997       1996
--------------------------------------------------------------------------------
Long-Lived Assets:
United States                                   $ 142,155    161,817    160,259
Australia                                           9,296      8,366      8,372
--------------------------------------------------------------------------------
Total long-lived assets                         $ 151,451    170,183    168,631
================================================================================


In 1998, 1997 and 1996, net sales to one customer of the Coal segment amounted to approximately $140,000, $178,000 and $150,000, respectively.

19. LITIGATION

In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which operations were sold in 1993. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6,600 and $11,200 and to be incurred over a period of up to five years. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the cleanup will be conducted. The estimate of costs and the timing of payments could change as a result of changes to the remediation plan required, changes in the technology available to treat the site, unforeseen circumstances existing at the site and additional cost inflation.

The Company commenced insurance coverage litigation in 1990, in the United States District of New Jersey, seeking a declaratory judgement that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. In August 1995, the District Court ruled on various Motions for Summary Judgement. In its decision, the Court found favorably for the Company on several matters relating to the comprehensive general liability policies but concluded that the pollution liability policies did not contain pollution coverage for the types of claims associated with the Tankport site. On appeal, the Third Circuit reversed the District Court and held that the insurers could not deny coverage for the reasons stated by the District Court, and the case was remanded to the District Court for trial. In the latter part of 1998, the Company concluded a settlement with its comprehensive general liability insurer and has settlements with three other groups of insurers. If these agreements are consummated, only one group of insurers will be remaining in this coverage action. In the event the parties are unable to settle the dispute with this group of insurers, the case is scheduled to be tried in June 1999. Management and its outside legal counsel continue to believe that recovery of a substantial portion of the cleanup costs will ultimately be probable of realization. Accordingly, based on estimates of potential liability, probable realization of insurance recoveries, related developments of New Jersey law and the Third Circuit's decision, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation of the Tankport site will not significantly adversely impact the Minerals Group's results of operations or financial position.

In 1988, the trustees of the 1950 Benefit Trust Funds and the 1974 Pension Benefit Trust Fund (the "Trust Funds") established under collective bargaining agreements with the UMWA brought an action (the "Evergreen Case") against the Company and a number of its coal subsidiaries in the United States District Court for the District of Columbia, claiming that the defendants are obligated to contribute to such Trust Funds in accordance with the provisions of the 1988 and subsequent National Bituminous Coal Wage Agreements, to which neither the Company nor any of its subsidiaries is a signatory. The Company recognized in 1993 in its financial statements for the Minerals Group the potential liability that might have resulted from an ultimate adverse judgment in the Evergreen Case (Notes 15 and 16).

In late March 1996 a settlement was reached in the Evergreen Case. Under the terms of the settlement, the coal subsidiaries which had been signatories to earlier National Bituminous Coal Wage Agreements agreed to make various lump sum payments in full satisfaction of all amounts allegedly due to the Trust Funds through January 31, 1996, to be paid over time as follows: approximately $25,800 upon dismissal of the Evergreen

Case and the remainder of $24,000 in installments of $7,000 in 1996 and $8,500 in each of 1997 and 1998. The first payment was entirely funded through an escrow account previously established by the Company. The second, third and fourth (last) payments of $7,000 and $8,500 were paid according to schedule and were funded by cash flows from operating activities. In addition, the coal subsidiaries agreed to future participation in the UMWA 1974 Pension Plan.

As a result of the settlement of these cases at an amount lower than previously accrued, the Company and the Minerals Group recorded a pretax gain of $35,650 ($23,173 after-tax) in the first quarter of 1996 in its financial statements.

20. COMMITMENTS

At December 31, 1998, the Minerals Group had contractual commitments for third parties to contract mine or provide coal to the Minerals Group. Based on the contract provisions these commitments are currently estimated to aggregate approximately $202,033 and expire from 1999 through 2005 as follows:

          1999       $ 60,563
          2000         38,186
          2001         38,036
          2002         38,036
          2003         13,814
          2004          7,656
          2005          5,742

Spending under the contracts was $72,086 in 1998, $91,119 in 1997 and $99,161 in 1996.

21. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31, 1998, 1997, and 1996, there were net cash tax refunds of $20,983, $25,891 and $29,324, respectively.

For the years ended December 31, 1998, 1997 and 1996, cash payments for interest were $9,946, $10,575 and $10,746, respectively.

22. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Tabulated below are certain data for each quarter of 1998 and 1997. The first three quarters of 1997 net income per share amounts have been restated to comply with SFAS No. 128, "Earnings Per Share."

                                        1st         2nd         3rd         4th
--------------------------------------------------------------------------------
1998 QUARTERS:
Net sales                         $ 149,898     134,408     126,567     107,762
Gross profit (loss)                   5,734       1,130       1,419      (3,442)
Net income (loss) (a)                (1,243)       (797)      2,038          45

Net income (loss) per Minerals Group
   common share:
   Basic (a)                         $ (.26)       (.20)        .14        (.10)
   Diluted                             (.26)       (.20)        .14        (.10)

--------------------------------------------------------------------------------
1997 QUARTERS:
Net sales                         $ 158,883     157,812     150,998     162,933
Gross profit                          5,471       3,976       6,660       5,494
Net income (loss) (a)                   947      (1,163)        972       3,472

Net income (loss) per Minerals Group
   common share:
   Basic (a)                          $ .01        (.26)        .02         .32
   Diluted                              .01        (.26)        .02         .32
================================================================================

(a) The fourth quarters of 1998 and 1997 include the reversal of excess restructuring liabilities of $1,479 ($961 after-tax; $0.11 per share) and $3,104 ($2,018 after-tax; $0.25 per share), respectively.

23. SUBSEQUENT EVENT

Effective March 15, 1999, under the Company's preferred share purchase program, the Company purchased 84 shares of the Convertible Preferred Stock for $250 per share at a total cost approximating $21,000. The excess of the carrying amount over the cash paid for the repurchase was approximately $19,000. In addition, on March 12, 1999, the Board authorized an increase in the remaining authority to repurchase Convertible Preferred Stock by $4,300.

As discussed in Note 12, the Available Minerals Dividend Amount is impacted by activity that affects shareholders' equity or the fair value of net assets of the Minerals Group. The purchase amount noted above reduces the Available Minerals Dividend Amount as currently calculated. Accordingly, the purchase of the Convertible Preferred Stock plus recent financial performance of the Minerals Group is expected to significantly reduce or eliminate the ability to pay dividends on the Minerals Group Common Stock.

The Pittston Company and Subsidiaries

SELECTED FINANCIAL DATA


FIVE YEARS IN REVIEW
(In thousands, except per share amounts)                    1998           1997           1996           1995           1994
==============================================================================================================================
SALES AND INCOME (a):
Net sales and operating revenues                     $ 3,746,882      3,394,398      3,091,195      2,914,441      2,667,275
Net income (b)                                            66,056        110,198        104,154         97,972         26,897
------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION (a):
Net property, plant and equipment                    $   849,883        647,642        540,851        486,168        445,834
Total assets                                           2,331,137      1,995,944      1,832,603      1,807,372      1,737,778
Long-term debt, less current maturities                  323,308        191,812        158,837        133,283        138,071
Shareholders' equity                                     736,028        685,618        606,707        521,979        447,815
------------------------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING (c), (d):
Pittston Brink's Group basic                              38,713         38,273         38,200         37,931         37,784
Pittston Brink's Group diluted                            39,155         38,791         38,682         38,367         38,192
Pittston BAX Group basic                                  19,333         19,448         19,223         18,966         18,892
Pittston BAX Group diluted                                19,333         19,993         19,681         19,596         19,436
Pittston Minerals Group basic                              8,324          8,076          7,897          7,786          7,594
Pittston Minerals Group diluted                            8,324          8,102          9,884         10,001          7,594
------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES OUTSTANDING (c):
Pittston Brink's Group                                    40,961         41,130         41,296         41,574         41,595
Pittston BAX Group                                        20,825         20,378         20,711         20,787         20,798
Pittston Minerals Group                                    9,186          8,406          8,406          8,406          8,390
------------------------------------------------------------------------------------------------------------------------------
PER PITTSTON BRINK'S GROUP COMMON SHARE (c), (d):
Basic net income (b)                                 $      2.04           1.92           1.56           1.35           1.10
Diluted net income (b)                                      2.02           1.90           1.54           1.33           1.09
Cash dividends                                               .10            .10            .10            .09            .09
Book value (f)                                             11.87           9.91           8.21           6.81           5.70
------------------------------------------------------------------------------------------------------------------------------
PER PITTSTON BAX GROUP COMMON SHARE (c), (d):
Basic net income (loss)                                    (0.68)          1.66           1.76           1.73           2.03
Diluted net income (loss)                                  (0.68)          1.62           1.72           1.68           1.97
Cash dividends                                               .24            .24            .24            .22            .22
Book value (f)                                             15.83          16.59          15.70          14.30          12.74
------------------------------------------------------------------------------------------------------------------------------
PER PITTSTON MINERALS GROUP COMMON SHARE (c), (d):
Basic net income (loss) (e)                          $     (0.42)          0.09           1.14           1.45          (7.50)
Diluted net income (loss) (e)                              (0.42)          0.09           1.08           1.40          (7.50)
Cash dividends (g)                                           .24            .65            .65            .65            .65
Book value (f)                                             (9.50)         (8.94)         (8.38)         (9.46)        (10.74)
==============================================================================================================================

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

The Pittston Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION


RESULTS OF OPERATIONS

Years Ended December 31
(in thousands)                                     1998        1997        1996
--------------------------------------------------------------------------------
Net sales and operating revenues:
  Brink's                                   $ 1,247,681     921,851     754,011
  BHS                                           203,586     179,583     155,802
  BAX Global                                  1,776,980   1,662,338   1,484,869
  Pittston Coal                                 503,302     612,907     677,393
  Mineral Ventures                               15,333      17,719      19,120
--------------------------------------------------------------------------------
Net sales and operating
   revenues                                 $ 3,746,882   3,394,398   3,091,195
================================================================================
Operating profit (loss):
  Brink's                                   $    98,420      81,591      56,823
  BHS                                            53,032      52,844      44,872
  BAX Global                                       (628)     63,264      64,604
  Pittston Coal                                   3,207      12,217      20,034
  Mineral Ventures                               (1,031)     (2,070)      1,619
--------------------------------------------------------------------------------
  Segment operating profit                      153,000     207,846     187,952
  General corporate expense                     (27,857)    (19,718)    (21,445)
--------------------------------------------------------------------------------
Operating profit                            $   125,143     188,128     166,507
================================================================================


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

The following table analyzes the changes in liabilities during the last three years for restructuring and other charges:

                                                              Employee
                                                     Mine  Termination,
                                        Leased        and      Medical
                                     Machinery      Plant          and
                                           and    Closure    Severance
(In thousands)                       Equipment      Costs        Costs    Total
================================================================================
Balance December 31, 1995              $ 1,218     28,983       36,077   66,278
Reversals                                   --      4,778        6,871   11,649
Payments (a)                               842      5,499        3,921   10,262
Other reductions (b)                        --      6,267           --    6,267
--------------------------------------------------------------------------------
Balance December 31, 1996                  376     12,439       25,285   38,100
Reversals                                   --         --        3,104    3,104
Payments (c)                               376      1,764        2,010    4,150
Other                                       --        468         (468)      --
--------------------------------------------------------------------------------
Balance December 31, 1997                   --     11,143       19,703   30,846
Reversals                                   --         --        1,479    1,479
Payments (d)                                --      1,238        1,917    3,155
Other reductions (b)                        --        999           --      999
--------------------------------------------------------------------------------
Balance December 31, 1998              $    --      8,906       16,307   25,213
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

The following table represents the Company's outstanding commodity hedge contracts as of December 31, 1998:

                                                          Average     Estimated
(In thousands, except                        Notional     Contract         Fair
average contract rates)                        Amount         Rate        Value
--------------------------------------------------------------------------------
Forward gold sale contracts (a)               $    41     $    292      $    18
Forward swap contracts:
  Jet fuel purchases (pay fixed) (b)           16,000       0.4923       (2,133)
  Diesel fuel purchases (pay fixed) (b)         1,600       0.4180         (137)
Commodity options:
  Diesel Fuel - purchased
    call contracts (pay fixed) (b)              1,600       0.4180            7
================================================================================

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

Total anticipated remediation and acceleration costs are detailed in the table below:

                                                     Acceleration
(Dollars in millions)                        Capitalized     Expensed     Total
--------------------------------------------------------------------------------
Total anticipated Year 2000 costs                 $ 23.7       5.8        29.5
Incurred through December 31, 1998                  13.9       1.8        15.7
--------------------------------------------------------------------------------
Remainder                                         $  9.8       4.0        13.8
================================================================================

                                                    Remediation
                                             Capitalized     Expensed     Total
--------------------------------------------------------------------------------
Total anticipated Year 2000 costs                 $ 15.0      17.9        32.9
Incurred through December 31, 1998                   6.5       9.8        16.3
--------------------------------------------------------------------------------
Remainder                                         $  8.5       8.1        16.6
================================================================================

                                                        Total
                                             Capitalized     Expensed     Total
--------------------------------------------------------------------------------
Total anticipated Year 2000 costs                 $ 38.7      23.7        62.4
Incurred through December 31, 1998                  20.4      11.6        32.0
--------------------------------------------------------------------------------
Remainder                                          $18.3      12.1        30.4
================================================================================


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

Under the share repurchase programs authorized by the Board of Directors (the "Board"), the Company purchased shares in the periods presented as follows:

                                                       Years Ended December 31
(Dollars in millions, shares in thousands)                1998            1997
-------------------------------------------------------------------------------
Brink's Stock:
   Shares                                                  150             166
   Cost                                                $   5.6             4.3
BAX Stock:
   Shares                                                1,047             332
   Cost                                                $  12.7             7.4
Convertible Preferred Stock
   Shares                                                  0.4             1.5
   Cost                                                $   0.1             0.6
   Excess carrying amount (a)                          $   0.0             0.1
================================================================================

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

KPMG LLP


KPMG LLP
Richmond, Virginia

January 27, 1999, except as to Note 22, which is as of March 15, 1999

The Pittston Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                                              December 31
(Dollars in thousands, except per share amounts)                           1998         1997
===============================================================================================
ASSETS
Current assets:
Cash and cash equivalents                                           $    83,894       69,878
Short-term investments                                                    1,767        2,227
Accounts receivable:
   Trade (Note 3)                                                       599,550      520,817
   Other                                                                 38,916       32,485
-----------------------------------------------------------------------------------------------
                                                                        638,466      553,302
   Less estimated uncollectible amounts                                  32,122       21,985
-----------------------------------------------------------------------------------------------
                                                                        606,344      531,317
Coal inventory                                                           24,567       31,644
Other inventory                                                          18,203        8,530
-----------------------------------------------------------------------------------------------
                                                                         42,770       40,174
Prepaid expenses and other current assets                                33,374       32,767
Deferred income taxes (Note 6)                                           52,494       50,442
-----------------------------------------------------------------------------------------------
Total current assets                                                    820,643      726,805

Property, plant and equipment, at cost (Notes 1 and 4)                1,423,133    1,167,300
   Less accumulated depreciation, depletion and amortization            573,250      519,658
-----------------------------------------------------------------------------------------------
                                                                        849,883      647,642
Intangibles, net of accumulated amortization (Notes 1, 5 and 11)        345,600      301,395
Deferred pension assets (Note 14)                                       119,500      123,138
Deferred income taxes (Note 6)                                           63,489       47,826
Other assets                                                            132,022      149,138
-----------------------------------------------------------------------------------------------
Total assets                                                        $ 2,331,137    1,995,944
===============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings (Note 7)                                      $    88,283       40,144
Current maturities of long-term debt (Note 7)                            36,509       11,299
Accounts payable                                                        284,341      281,411
Accrued liabilities:
 Taxes                                                                   69,921       45,785
 Workers' compensation and other claims                                  33,140       32,048
 Payroll and vacation                                                    78,919       62,029
 Miscellaneous (Note 14)                                                206,320      170,957
-----------------------------------------------------------------------------------------------
                                                                        388,300      310,819
-----------------------------------------------------------------------------------------------
Total current liabilities                                               797,433      643,673

Long-term debt, less current maturities (Note 7)                        323,308      191,812
Postretirement benefits other than pensions (Note 14)                   239,550      231,451
Workers' compensation and other claims                                   93,324      106,378
Deferred income taxes (Note 6)                                           20,615       17,157
Other liabilities                                                       120,879      119,855
Commitments and contingent liabilities
  (Notes 7, 12, 13, 14, 18 and 19)
Shareholders' equity (Notes 9 and 10):
   Preferred stock, par value $10 per share,
      Authorized: 2,000,000 shares $31.25 Series C Cumulative
      Convertible Preferred Stock,
      Issued: 1998 - 113,490 shares; 1997 - 113,845 shares                1,134        1,138
   Pittston Brink's Group common stock, par value $1 per share:
      Authorized: 100,000,000 shares
      Issued: 1998 - 40,961,415 shares; 1997 - 41,129,679 shares         40,961       41,130
   Pittston BAX Group common stock, par value $1 per share:
      Authorized: 50,000,000 shares
      Issued: 1998 - 20,824,910 shares; 1997 - 20,378,000 shares         20,825       20,378
   Pittston Minerals Group common stock, par value $1 per share:
      Authorized: 20,000,000 shares
      Issued: 1998 - 9,186,434 shares; 1997 - 8,405,908 shares            9,186        8,406
   Capital in excess of par value                                       403,148      430,970
   Retained earnings                                                    401,186      359,940
   Accumulated other comprehensive income                               (51,865)     (41,762)
   Employee benefits trust, at market value (Note 10)                   (88,547)    (134,582)
-----------------------------------------------------------------------------------------------
Total shareholders' equity                                              736,028      685,618
-----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                          $ 2,331,137    1,995,944
===============================================================================================

See accompanying notes to consolidated financial statements

The Pittston Company and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              Years Ended December 31
(In thousands, except per share amounts)                               1998            1997            1996
============================================================================================================
Net sales                                                       $   518,635         630,626         696,513
Operating revenues                                                3,228,247       2,763,772       2,394,682
------------------------------------------------------------------------------------------------------------
Net sales and operating revenues                                  3,746,882       3,394,398       3,091,195
------------------------------------------------------------------------------------------------------------
Costs and expenses:
Cost of sales                                                       513,794         609,025         707,497
Operating expenses                                                2,675,537       2,270,341       1,989,149
Selling, general and administrative expenses
  (including a $15,723 write-off of
  long-lived assets in 1998)                                        454,993         344,008         292,718
Restructuring and other credits, including
  litigation accrual (Notes 15 and 18)                               (1,479)         (3,104)        (47,299)
------------------------------------------------------------------------------------------------------------
Total costs and expenses                                          3,642,845       3,220,270       2,942,065
Other operating income, net (Note 16)                                21,106          14,000          17,377
------------------------------------------------------------------------------------------------------------
Operating profit                                                    125,143         188,128         166,507
Interest income                                                       5,359           4,394           3,487
Interest expense                                                    (39,103)        (27,119)        (14,074)
Other income (expense), net                                           3,811          (7,148)         (9,224)
------------------------------------------------------------------------------------------------------------
Income before income taxes                                           95,210         158,255         146,696
Provision for income taxes (Note 6)                                  29,154          48,057          42,542
------------------------------------------------------------------------------------------------------------
Net income                                                           66,056         110,198         104,154
Preferred stock dividends, net (Notes 8 and 10)                      (3,524)         (3,481)         (1,675)
------------------------------------------------------------------------------------------------------------
Net income attributed to common shares                          $    62,532         106,717         102,479
============================================================================================================
Pittston Brink's Group (Note 1):
Net income                                                      $    79,104          73,622          59,695
------------------------------------------------------------------------------------------------------------
Net income per common share (Note 8):
   Basic                                                        $      2.04            1.92            1.56
   Diluted                                                             2.02            1.90            1.54
------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding (Note 8):
   Basic                                                             38,713          38,273          38,200
   Diluted                                                           39,155          38,791          38,682
============================================================================================================
Pittston BAX Group (Note 1):
Net income (loss)                                               $   (13,091)         32,348          33,801
------------------------------------------------------------------------------------------------------------
Net income (loss) per common share (Note 8):
   Basic                                                        $     (0.68)           1.66            1.76
   Diluted                                                            (0.68)           1.62            1.72
------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding (Note 8):
   Basic                                                             19,333          19,448          19,223
   Diluted                                                           19,333          19,993          19,681
============================================================================================================
Pittston Minerals Group (Note 1):
Net income (loss) attributed to common shares                   $    (3,481)            747           8,983
------------------------------------------------------------------------------------------------------------
Net income (loss) per common share (Note 8):
   Basic                                                        $     (0.42)           0.09            1.14
   Diluted                                                            (0.42)           0.09            1.08
------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding (Note 8):
   Basic                                                              8,324           8,076           7,897
   Diluted                                                            8,324           8,102           9,884
============================================================================================================

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31

(In thousands, except per share data)                                 1998          1997          1996
--------------------------------------------------------------------------------------------------------
SERIES C PREFERRED STOCK, $31.25 PER SHARE (NOTE 10)
Balance, beginning of year                                       $   1,138         1,154         1,362
Retirement of stock under share repurchase program (Note 10)            (4)          (16)         (208)
--------------------------------------------------------------------------------------------------------
Balance, end of year                                                 1,134         1,138         1,154
========================================================================================================
BRINK'S GROUP COMMON STOCK
Balance, beginning of year                                          41,130        41,296        41,574
Retirement of stock under share repurchase program (Note 10)          (150)         (166)         (278)
Other                                                                  (19)         --            --
--------------------------------------------------------------------------------------------------------
Balance, at end of year                                             40,961        41,130        41,296
========================================================================================================
BAX GROUP COMMON STOCK
Balance, beginning of year                                          20,378        20,711        20,787
Retirement of stock under share repurchase program (Note 10)        (1,047)         (333)          (76)
Employee benefits trust/other (Note 9)                               1,494          --            --
--------------------------------------------------------------------------------------------------------
Balance, at end of year                                             20,825        20,378        20,711
========================================================================================================
MINERALS GROUP COMMON STOCK
Balance, beginning of year                                           8,406         8,406         8,406
Employee benefits trust/other (Note 9)                                 780          --            --
--------------------------------------------------------------------------------------------------------
Balance, at end of year                                              9,186         8,406         8,406
========================================================================================================
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year                                         430,970       400,135       401,633
Tax benefit of stock options exercised (Note 6)                      4,766         2,045         1,734
Cost of Brink's Stock Proposal (Note 9)                               --            --          (2,475)
Remeasurement of employee benefits trust                           (25,993)       42,118        20,481
Employee benefits trust (Note 9)                                    12,781          --            --
Shares released from employee benefits trust (Notes 9 and 10)      (13,675)       (7,522)       (7,659)
Retirement of stock under share repurchase programs (Note 10)       (7,024)       (5,806)      (13,579)
Other                                                                1,323          --            --
--------------------------------------------------------------------------------------------------------
Balance, at end of year                                            403,148       430,970       400,135
========================================================================================================
RETAINED EARNINGS
Balance, beginning of year                                         359,940       273,118       188,728
Net income                                                          66,056       110,198       104,154
Retirement of stock under share repurchase programs (Note 10)      (10,212)       (6,052)       (2,096)
Cash dividends declared- Brink's Group $.10 per share,
BAX Group $.24 per share,
  Minerals Group $.2375 per share and
  Series C Preferred Stock $31.25 per share (Note 10)              (14,032)      (17,324)      (17,668)
Other                                                                 (566)         --            --
--------------------------------------------------------------------------------------------------------
Balance, at end of year                                            401,186       359,940       273,118
========================================================================================================
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                         (41,762)      (21,188)      (20,705)
Foreign currency translation adjustment                             (7,125)      (20,574)         (483)
Cash flow hedges                                                    (3,309)         --            --
Other                                                                  331          --            --
--------------------------------------------------------------------------------------------------------
Balance, at end of year                                            (51,865)      (41,762)      (21,188)
========================================================================================================
EMPLOYEE BENEFITS TRUST
Balance, beginning of year                                        (134,582)     (116,925)     (119,806)
Remeasurement of employee benefits trust                            25,993       (42,118)      (20,481)
Employee benefits trust (Note 9)                                   (15,081)         --            --
Shares released from employee benefits trust (Notes 9 and 10)       35,123        24,461        23,362
--------------------------------------------------------------------------------------------------------
Balance, at end of year                                            (88,547)     (134,582)     (116,925)
========================================================================================================
Total shareholders' equity - end of year                         $ 736,028       685,618       606,707
========================================================================================================
COMPREHENSIVE INCOME
Net income attributed to common shares                           $  62,532       106,717       102,479
Other comprehensive income, net of tax:
  Foreign currency translation adjustments, net of
  tax effect of $787, ($785) and $365                               (7,125)      (20,574)         (483)
  Cash flow hedges:
    Transition adjustment, net of tax effect of $1,960              (3,663)         --            --
    Net cash flow hedge losses, net of tax effect of $501             (710)         --            --
    Reclassification adjustment, net of tax effect of ($617)         1,064          --            --
  Other, net of tax effect of ($189)                                   331          --            --
--------------------------------------------------------------------------------------------------------
Comprehensive income                                             $  52,429        86,143       101,996
========================================================================================================


See accompanying notes to consolidated financial statements

The Pittston Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Years Ended December 31
(In thousands)                                                                         1998            1997          1996
==========================================================================================================================
Cash flows from operating activities:
Net income                                                                        $  66,056         110,198       104,154
Adjustments to reconcile net income to net cash
provided by operating activities:
   Noncash charges and other write-offs                                              20,124            --          29,948
   Depreciation, depletion and amortization                                         154,353         128,751       114,618
   Provision for aircraft heavy maintenance                                          39,821          34,057        32,057
   (Credit) provision for deferred income taxes                                      (6,165)         10,611        19,320
   Provision for pensions, noncurrent                                                 4,022             243           935
   Provision for uncollectible accounts receivable                                   21,426          10,664         7,687
   Equity in (earnings) losses of unconsolidated affiliates, net
      of dividends received                                                            (880)          2,927        (2,183)
   Minority interest expense                                                          1,742           5,467         3,896
   Gains on sales of property, plant and equipment and other
      assets and investments                                                         (9,809)         (2,432)       (2,835)
    Other operating, net                                                             13,262           8,646         6,105
Change in operating assets and liabilities, net of effects of acquisitions and dispositions:
   Increase in accounts receivable                                                  (29,690)        (39,697)      (53,885)
   (Increase) decrease in inventories                                                  (871)         (2,963)        9,271
   Decrease (increase) in prepaid expenses                                            2,225             325        (1,869)
   (Decrease) increase in accounts payable and accrued liabilities                  (26,906)         32,562           382
   Increase in other assets                                                          (7,058)        (11,084)       (7,907)
   Decrease in workers' compensation and other claims, noncurrent                   (10,886)        (11,109)       (9,002)
   Increase (decrease) in other liabilities                                          11,122          (5,859)      (53,522)
Other, net                                                                          (10,080)         (3,198)         (499)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                           231,808         268,109       196,671
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Additions to property, plant and equipment                                         (256,567)       (173,768)     (180,651)
Proceeds from disposal of property, plant and equipment                              30,489           4,064        11,310
Aircraft heavy maintenance expenditures                                             (40,466)        (29,748)      (23,373)
Acquisitions, net of cash acquired, and related contingency payments                (34,521)        (65,494)       (4,078)
Dispositions of other assets and investments                                          8,482            --            --
Other, net                                                                           (8,397)          7,589         5,181
---------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                              (300,980)       (257,357)     (191,611)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Additions to debt                                                                   218,403         158,021        28,642
Reductions of debt                                                                 (110,474)       (116,030)      (14,642)
Repurchase of stock of the Company                                                  (19,437)        (12,373)      (16,237)
Proceeds from exercise of stock options and employee stock purchase plan              8,098           4,708         5,487
Dividends paid                                                                      (13,402)        (16,417)      (17,441)
Cost of stock proposal                                                                 --              --          (2,475)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                     83,188          17,909       (16,666)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 14,016          28,661       (11,606)
Cash and cash equivalents at beginning of year                                       69,878          41,217        52,823
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          $  83,894          69,878        41,217
===========================================================================================================================


See accompanying notes to consolidated financial statements

The Pittston Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As used herein, the "Company" includes The Pittston Company except as otherwise indicated by the context. The Company is comprised of three separate groups -- Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The Pittston Brink's Group consists of Brink's, Incorporated ("Brink's") and Brink's Home Security, Inc. ("BHS") operations of the Company. The Pittston BAX Group consists of the BAX Global Inc. ("BAX Global") operations of the Company. The Pittston Minerals Group consists of the Pittston Coal Company ("Coal Operations") and Pittston Mineral Ventures ("Mineral Ventures") operations of the Company. The Company prepares separate financial information including separate financial statements for the Brink's, BAX and Minerals Groups in addition to consolidated financial information of the Company.

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

The shares of Brink's Stock, BAX Stock and Minerals Stock held in the Pittston Company Employee Benefits Trust ("the Trust" See Note 10) are subject to the treasury stock method and effectively are not included in the basic and diluted net income per share calculations.

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

Cash-flow hedges

Interest Rate Risk Management

The Company uses variable-rate debt to finance its operations. In particular, it has variable-rate long-term debt under the $350 million credit facility (the "Facility" - See Note 7). This debt obligation exposes the Company to variability in interest expense due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. Management believes it is prudent to limit the variability of a portion of its interest expense. The Company attempts to maintain a reasonable balance between fixed and floating rate debt and uses interest rate swaps to accomplish this objective. The contracts are entered into in accordance with guidelines set forth in the Company's hedging policies. The Company does not use derivative instruments for purposes other than hedging.

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

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of the following:

                                                           As of December 31
                                                           1998         1997
-------------------------------------------------------------------------------
Bituminous coal lands                               $   100,968      107,212
Land, other than coal lands                              44,923       37,908
Buildings                                               221,640      159,726
Machinery and equipment                             $ 1,055,602      862,454
-------------------------------------------------------------------------------
Total                                               $ 1,423,133    1,167,300
===============================================================================

The estimated useful lives for property, plant and equipment are as follows:

                                                                        Years
-------------------------------------------------------------------------------
Buildings                                                            10 to 40
Machinery and equipment                                               2 to 30
===============================================================================

Depreciation and depletion of property, plant and equipment aggregated $130,932 in 1998, $106,584 in 1997 and $92,805 in 1996.

Capitalized mine development costs totaled $7,093 in 1998, $9,756 in 1997 and $8,144 in 1996.

Changes in capitalized subscriber installation costs for home security systems included in machinery and equipment were as follows:

                                                        Years Ended December 31
                                                   1998        1997        1996
-------------------------------------------------------------------------------
Capitalized subscriber installation costs--
    beginning of year                         $ 172,792     134,850     105,336
Capitalized cost of security system
   installations                                 77,460      64,993      57,194
Depreciation, including amounts recognized
   to fully depreciate capitalized costs for
   installations disconnected during the
   year                                         (32,657)    (27,051)    (27,680)
-------------------------------------------------------------------------------
Capitalized subscriber installation costs--
   end of year                                $ 217,595     172,792     134,850
===============================================================================


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

6. INCOME TAXES

The provision (credit) for income taxes consists of the following:

                                                US
                                           Federal   Foreign     State    Total
-------------------------------------------------------------------------------
1998:
Current                                  $  11,194    20,625     3,500   35,319
Deferred                                     2,088    (8,278)       25   (6,165)
-------------------------------------------------------------------------------
Total                                    $  13,282    12,347     3,525   29,154
===============================================================================
1997:
Current                                  $  18,707    14,390     4,349   37,446
Deferred                                    13,506    (3,172)      277   10,611
-------------------------------------------------------------------------------
Total                                    $  32,213    11,218     4,626   48,057
===============================================================================
1996:
Current                                  $   7,721    11,201     4,300   23,222
Deferred                                    22,878    (3,731)      173   19,320
-------------------------------------------------------------------------------
Total                                    $  30,599     7,470     4,473   42,542
===============================================================================


The significant components of the deferred tax expense (benefit) were as follows:

                                                        Years Ended December 31
                                                    1998       1997        1996
-------------------------------------------------------------------------------
Deferred tax expense, exclusive
   of the components listed below               $  7,681      6,950      19,171
Net operating loss carryforwards                  (6,651)    (4,345)     (5,065)
Alternative minimum tax credits                   (7,626)     7,613       4,200
Change in the valuation allowance for
   deferred tax assets                               431        393       1,014
-------------------------------------------------------------------------------
Total                                           $ (6,165)    10,611      19,320
===============================================================================

The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

The components of the net deferred tax asset as of December 31, 1998 and December 31, 1997 were as follows:

                                                               1998        1997
-------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Accounts receivable                                       $  13,314       6,448
Postretirement benefits other than pensions                 104,322     101,617
Workers' compensation and other claims                       43,033      50,139
Other liabilities and reserves                               76,909      81,084
Miscellaneous                                                 8,288      16,062
Net operating loss carryforwards                             27,664      21,013
Alternative minimum tax credits                              33,153      23,631
Valuation allowance                                         (10,284)     (9,853)
-------------------------------------------------------------------------------
Total deferred tax assets                                   296,399     290,141
-------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Property, plant and equipment                                66,307      59,787
Pension assets                                               44,077      49,431
Other assets                                                 14,690      15,538
Investments in foreign affiliates                            11,382       9,331
Miscellaneous                                                64,575      74,943
-------------------------------------------------------------------------------
Total deferred tax liabilities                              201,031     209,030
-------------------------------------------------------------------------------
Net deferred tax asset                                    $  95,368      81,111
===============================================================================

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

                                                        Years Ended December 31
                                                 1998         1997         1996
-------------------------------------------------------------------------------
Income before income taxes:
United States                               $  47,976      110,070      101,463
Foreign                                        47,234       48,185       45,233
-------------------------------------------------------------------------------
Total                                       $  95,210      158,255      146,696
===============================================================================
Tax provision computed at statutory
   rate                                     $  33,323       55,389       51,344
Increases (reductions) in taxes due to:
Percentage depletion                           (6,869)      (7,407)      (7,644)
State income taxes (net of federal
   tax benefit)                                 1,861        2,614        1,894
Goodwill amortization                           2,369        2,289        2,404
Difference between total taxes on
   foreign income and the US
   federal statutory rate                      (1,084)      (4,642)      (6,384)
Change in the valuation allowance for
  deferred tax assets                             431          393        1,014
Miscellaneous                                    (877)        (579)         (86)
--------------------------------------------------------------------------------
Actual tax provision                        $  29,154       48,057       42,542
================================================================================


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

7. LONG-TERM DEBT

Total long-term debt consists of the following:

                                                              As of December 31
                                                                1998       1997
-------------------------------------------------------------------------------
Senior obligations:
US dollar term loan due 2001 (year-end
   rate 5.68% in 1998 and 6.24% in 1997)                   $ 100,000    100,000
Revolving credit notes due 2001 (year-end
   rate 5.83% in 1998 and 5.92% in 1997)                      91,600     25,900
5% amortizing French franc seller's
   note maturing in 2001                                      19,646         --
Venezuelan bolivar term loan due 2000
   (year-end rate 50.40% in 1998
   and 26.40% in 1997)                                        18,723     31,072
French franc term notes maturing in 2002
   (year-end average rate 5.38% in 1998)                      12,523         --
Netherlands guilder term loan due 2000 (year-
   end rate 3.95% in 1998 and 4.29% in 1997)                  11,166     10,700
Singapore dollar term loan due 2003
   (year-end rate 3.31% in 1998)                              10,897         --
All other                                                     27,755     18,859
-------------------------------------------------------------------------------
                                                             292,310    186,531
-------------------------------------------------------------------------------
Obligations under capital leases (average rate
   9.14% in 1998 and 10.43% in 1997)                          30,998      5,281
-------------------------------------------------------------------------------
Total long-term debt, less current maturities                323,308    191,812

Current maturities of long-term debt:
   Senior obligations                                         27,123      8,617
   Obligations under capital leases                            9,386      2,682
-------------------------------------------------------------------------------
Total current maturities of long-term debt                    36,509     11,299
-------------------------------------------------------------------------------
Total long-term debt inclu$ing current maturities          $ 359,817    203,111
===============================================================================


For the four years through December 31, 2003, minimum repayments of long-term debt outstanding are as follows:

            2000          $  60,943
            2001            219,324
            2002             12,159
            2003             15,134

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

8. NET INCOME PER SHARE

The following is a reconciliation between the calculations of basic and diluted net income per share:

                                                        Years Ended December 31
BRINK'S GROUP                                          1998      1997      1996
-------------------------------------------------------------------------------
NUMERATOR:
Net income - Basic and diluted net
   income per share numerator                      $ 79,104    73,622    59,695

DENOMINATOR:
Basic weighted average common
   shares outstanding                                38,713    38,273    38,200
Effect of dilutive securities:
   Stock options                                        442       518       482
-------------------------------------------------------------------------------
Diluted weighted average common
   shares outstanding                                39,155    38,791    38,682
===============================================================================


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

                                                        Years Ended December 31
BAX GROUP                                              1998      1997      1996
-------------------------------------------------------------------------------
NUMERATOR:
Net income (loss)-Basic and diluted net
   income (loss) per share numerator              $ (13,091)   32,343     3,801

DENOMINATOR:
Basic weighted average common
   shares outstanding                                19,333    19,448    19,223
Effect of dilutive securities:
   Stock options                                         --       545       458
-------------------------------------------------------------------------------
Diluted weighted average common
   shares outstanding                                19,333    19,993    19,681
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

                                                        Years Ended December 31
MINERALS GROUP                                         1998      1997      1996
-------------------------------------------------------------------------------
NUMERATOR:
Net income                                         $     43     4,228    10,658
Convertible Preferred Stock
   dividends, net                                    (3,524)   (3,481)   (1,675)
-------------------------------------------------------------------------------
Basic net income (loss) per share numerator          (3,481)      747     8,983
Effect of dilutive securities:
   Convertible Preferred Stock
   dividends, net                                        --        --     1,675
-------------------------------------------------------------------------------
Diluted net income (loss) per
  share numerator                                  $ (3,481)      747    10,658

DENOMINATOR:
Basic weighted average common
   shares outstanding                                 8,324     8,076     7,897
Effect of dilutive securities:
   Convertible Preferred Stock                           --        --     1,945
   Stock options                                         --        26        42
-------------------------------------------------------------------------------
Diluted weighted average common
  shares outstanding                                  8,324     8,102     9,884
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

                                                                      Aggregate
                                                                       Exercise
                                                            Shares        Price
-------------------------------------------------------------------------------
SERVICES GROUP COMMON STOCK OPTIONS:
Outstanding at December 31, 1995                             2,399     $ 50,528
Exercised                                                      (15)        (206)
Converted in Brink's Stock Proposal                         (2,384)     (50,322)
-------------------------------------------------------------------------------
Outstanding at December 31, 1996                                --     $     --
===============================================================================

BRINK'S GROUP COMMON STOCK OPTIONS
Outstanding at December 31, 1995                                --     $     --
Converted in Brink's Stock Proposal                          1,750       26,865
Granted                                                        369        9,527
Exercised                                                     (166)      (1,800)
Forfeited or expired                                           (37)        (734)
-------------------------------------------------------------------------------
Outstanding at December 31, 1996                             1,916      $33,858
Granted                                                        428       13,618
Exercised                                                     (190)      (2,296)
Forfeited or expired                                          (104)      (2,497)
-------------------------------------------------------------------------------
Outstanding at December 31, 1997                             2,050     $ 42,683
Granted                                                        365       13,748
Exercised                                                     (439)      (6,230)
Forfeited or expired                                           (35)        (985)
-------------------------------------------------------------------------------
Outstanding at December 31, 1998                             1,941     $ 49,216
===============================================================================

BAX GROUP COMMON STOCK OPTIONS:
Outstanding at December 31, 1995                                --     $     --
Converted in Brink's Stock Proposal                          1,989       23,474
Granted                                                        440        7,972
Exercised                                                     (318)      (2,905)
Forfeited or expired                                           (64)        (952)
-------------------------------------------------------------------------------
Outstanding at December 31, 1996                             2,047     $ 27,589
Granted                                                        526       12,693
Exercised                                                     (246)      (2,389)
Forfeited or expired                                           (71)      (1,223)
-------------------------------------------------------------------------------
Outstanding at December 31, 1997                             2,256     $ 36,670
Granted                                                        334        4,683
Exercised                                                     (236)      (1,868)
Forfeited or expired                                          (166)      (3,393)
-------------------------------------------------------------------------------
Outstanding at December 31, 1998                             2,188     $ 36,092
===============================================================================
                                                                      Aggregate
                                                                       Exercise
                                                            Shares        Price
-------------------------------------------------------------------------------
MINERALS GROUP COMMON STOCK OPTIONS:
Outstanding at December 31, 1995                               598     $  9,359
Granted                                                          4           47
Exercised                                                       (3)         (45)
Forfeited or expired                                           (16)        (229)
-------------------------------------------------------------------------------
Outstanding at December 31, 1996                               583     $  9,132
Granted                                                        138        1,746
Exercised                                                       (2)         (22)
Forfeited or expired                                           (67)        (921)
-------------------------------------------------------------------------------
Outstanding at December 31, 1997                               652     $  9,935
Granted                                                        138          721
Exercised                                                        0            0
Forfeited or expired                                          (128)      (1,668)
-------------------------------------------------------------------------------
Outstanding at December 31, 1998                               662     $  8,988
===============================================================================


Options exercisable at the end of 1998, 1997 and 1996, on an equivalent basis, for Brink's Stock were 922, 905 and 1,099, respectively; for BAX Stock were 1,081, 827 and 1,034, respectively; and for Minerals Stock were 491, 253 and 292, respectively.

The following table summarizes information about stock options outstanding as of December 31, 1998.

                                              Stock Options        Stock Options
                                                Outstanding          Exercisable
--------------------------------------------------------------------------------
                                        Weighted
                                         Average
                                       Remaining   Weighted             Weighted
                                     Contractual    Average              Average
Range of                                    Life   Exercise             Exercise
Exercise Prices                Shares    (Years)      Price     Shares     Price
--------------------------------------------------------------------------------
BRINK'S STOCK
$ 9.82 to 13.79                   189      1.66      $10.68        189    $10.68
 16.77 to 21.34                   711      2.06       19.38        711     19.38
 25.57 to 31.94                   686      4.06       28.94        192      9.74
 37.06 to 39.56                   355      5.68       38.22          3     39.56
--------------------------------------------------------------------------------
Total                           1,941                              922
--------------------------------------------------------------------------------
BAX STOCK
$ 7.85 to 11.70                   374      2.79      $ 9.28        266    $ 9.58
 13.41 to 16.32                   851      2.74       14.78        728     14.72
 17.06 to 21.13                   534      3.46       18.07        831      7.29
 23.88 to 27.91                   429      4.38       24.25          4     27.91
--------------------------------------------------------------------------------
Total                           2,188                            1,081
--------------------------------------------------------------------------------
MINERALS STOCK
$ 2.50 to  6.53                   101      5.76      $ 4.23         31    $ 4.20
  9.50 to 11.88                   243      2.91       10.24        216     10.32
 12.69 to 16.63                   148      3.66       13.29        741      3.88
 18.63 to 25.74                   170      1.71       24.18        170     24.18
--------------------------------------------------------------------------------
Total                             662                              491
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

In January 1999, the maximum number of Minerals shares had been issued pursuant to the Plan. At a meeting held subsequent to year-end, the Company's Board of Directors adopted an amendment to increase the maximum number of shares of common stock which may be issued pursuant to the Plan to 750 shares of Brink's Stock, 375 shares of BAX Stock and 650 shares of Minerals Stock. This amendment to the Plan is subject to shareholder approval on May 7, 1999.

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

                                                     1998       1997       1996
--------------------------------------------------------------------------------
NET INCOME (LOSS) ATTRIBUTED TO COMMON SHARES
The Company
  As Reported                                    $ 62,532    106,717    102,479
  Pro Forma                                        57,550    101,746     99,628
Brink's Group
  As Reported                                      79,104     73,622     59,695
  Pro Forma                                        76,251     71,240     58,389
BAX Group
  As Reported                                     (13,091)    32,348     33,801
  Pro Forma                                       (15,017)    30,170     32,528
Minerals Group
  As Reported                                      (3,481)       747      8,983
  Pro Forma                                        (3,684)       336      8,711
--------------------------------------------------------------------------------

                                                     1998       1997       1996
--------------------------------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE
Brink's Group
  Basic, As Reported                               $ 2.04       1.92       1.56
  Basic, Pro Forma                                   1.97       1.86       1.53
  Diluted, As Reported                               2.02       1.90       1.54
  Diluted, Pro Forma                                 1.95       1.84       1.51
BAX Group
  Basic, As Reported                                (0.68)      1.66       1.76
  Basic, Pro Forma                                  (0.78)      1.55       1.69
  Diluted, As Reported                              (0.68)      1.62       1.72
  Diluted, Pro Forma                                (0.78)      1.51       1.65
Minerals Group
  Basic, As Reported                                (0.42)      0.09       1.14
  Basic, Pro Forma                                  (0.44)      0.04       1.10
  Diluted, As Reported                              (0.42)      0.09       1.08
  Diluted, Pro Forma                                (0.44)      0.04       1.05
================================================================================

Note: The pro forma disclosures shown may not be representative of the effects on reported net income in future years.

The fair value of each stock option grant used to compute pro forma net income and net income per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model.

The weighted-average assumptions used in the model are as follows:

                                                       1998      1997      1996
--------------------------------------------------------------------------------
Expected dividend yield:
  Brink's Stock                                        0.3%      0.3%       0.4%
  BAX Stock                                            1.7%      1.0%       1.2%
  Minerals Stock                                       1.8%      5.4%       4.8%
Expected volatility:
  Brink's Stock                                         31%       32%        30%
  BAX Stock                                             50%       29%        32%
  Minerals Stock                                        45%       43%        37%
Risk-Free interest rate:
  Brink's Stock                                        5.3%      6.2%       6.3%
  BAX Stock                                            5.3%      6.2%       6.3%
  Minerals Stock                                       5.3%      6.2%       6.1%
Expected term (in years):
  Brink's Stock                                        5.1       4.9        4.7
  BAX Stock                                            5.1       4.8        4.7
  Minerals Stock                                       5.1       4.2        3.7
================================================================================


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

Under the share repurchase program, the Company purchased shares in the periods presented as follows:

                                                        Years Ended December 31
(In thousands)                                                 1998        1997
-------------------------------------------------------------------------------
Brink's Stock:
Shares                                                          150         166
Cost                                                       $  5,617       4,349

BAX Stock:
Shares                                                        1,047         332
Cost                                                       $ 12,674       7,405

Convertible Preferred Stock:
Shares                                                          0.4         1.5
Cost                                                       $    146         617
Excess carrying amount (a)                                 $     23         108
===============================================================================

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

As of December 31, 1998, aggregate future minimum lease payments under noncancellable operating leases were as follows:

                                                    Equipment
                        Aircraft    Facilities      & Other          Total
--------------------------------------------------------------------------------
1999                    $ 39,888        53,278         33,680       126,846
2000                      32,731        42,005         26,610       101,346
2001                      28,645        34,083         17,357        80,085
2002                      12,698        29,826         11,541        54,065
2003                       3,720        24,772          6,231        34,723
2004                           -        22,037          1,077        23,114
2005                           -        18,471            908        19,379
2006                           -        16,977            817        17,794
Later Years                    -        97,409          1,780        99,189
--------------------------------------------------------------------------------
Total                  $117,6823       338,858        100,001       556,541
================================================================================


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

Minimum future lease payments under capital leases as of December 31, 1998, for each of the next five years and in the aggregate are:

--------------------------------------------------------------------------------
1999                                                                     $12,271
2000                                                                       9,943
2001                                                                       6,792
2002                                                                       3,931
2003                                                                       3,015
Subsequent to 2003                                                         8,987
--------------------------------------------------------------------------------
Total minimum lease payments                                              44,939
Less: Executory costs                                                         38
--------------------------------------------------------------------------------
Net minimum lease payments                                                44,901
Less: Amount representing interest                                         4,517
--------------------------------------------------------------------------------
Present value of net minimum lease payment                                40,384
================================================================================

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

Spending undeng any r these agreements, includivariable component, was $60,846 in 1998, $39,204 in 1997 and $18,740 in 1996.

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


The net pension expense for 1998, 1997 and 1996 for all plans is as follows:


                                                      Years Ended December 31
                                                      1998     1997      1996
--------------------------------------------------------------------------------
Service cost-benefits earned
  during year                                     $ 19,932   15,283    14,753

Interest cost on projected benefit
  obligation                                        30,181   26,978    23,719

Return on assets-expected                          (45,115) (40,894)  (37,648)
Other amortization, net                              2,156      564     1,741
--------------------------------------------------------------------------------
Net pension expense                                $ 7,154    1,931     2,565
================================================================================

The assumptions used in determining the net pension expense for the Company's primary pension plan were as follows:

                                                      1998     1997      1996
--------------------------------------------------------------------------------
Interest cost on projected benefit obligation          7.5%     8.0%      7.5%
Expected long-term rate of return on assets           10.0%    10.0%     10.0%
Rate of increase in compensation levels                4.0%     4.0%      4.0%
================================================================================


Reconciliations of the projected benefit obligation, plan assets, funded status and prepaid pension expense at December 31, 1998 and 1997 are as follows:

                                                     Years Ended December 31
                                                          1998          1997
--------------------------------------------------------------------------------
Projected benefit obligat$on at beginning of year     $402,252       339,260
Service cost-benefits earned during the year            19,932        15,283
Interest cost on projected benefit obligation           30,181        26,978
Plan participants' contributions                         1,070           800
Acquisitions                                             8,128             -
Benefits paid                                          (18,485)      (16,619)
Actuarial loss                                          54,520        40,734
Foreign currency exchange rate changes                     468        (4,184)
--------------------------------------------------------------------------------
Projected benefit obligat$on at end of year           $498,066       402,252
--------------------------------------------------------------------------------

Fair value of plan assets$at beginning of year        $511,245       450,430
Return on assets - actual                               69,803        81,195
Acquisitions                                             1,440             -
Plan participants' contributions                         1,070           800
Employer contributions                                   1,744         1,075
Benefits paid                                          (18,485)      (16,619)
Foreign currency exchange rate changes                    (645)       (5,636)
--------------------------------------------------------------------------------
Fair value of plan assets$at end of year              $566,172       511,245
--------------------------------------------------------------------------------

Funded status                                          $68,106       108,993
Unamortized initial net asset                             (756)       (1,450)
Unrecognized experience loss                            38,061        10,548
Unrecognized prior service cost                          1,383         1,209
--------------------------------------------------------------------------------
Net pension assets                                    $106,794       119,300
--------------------------------------------------------------------------------
Current pension liabilities                              6,078         3,838
Noncurrent pension liabilities                           6,628             -
--------------------------------------------------------------------------------
Deferred pension assets per balance sheet              119,500       123,138
================================================================================

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


Reconciliations of the accumulated postretirement benefit obligation, funded status and accrued postretirement benefit cost at December 31, 1998 and 1997 are as follows:

                                                     Years Ended December 31
                                                          1998          1997
--------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at beginning of year                   $ 313,921       287,522

Service cost-benefits earned during the year             1,167         1,610
   Interest cost on accumulated postretirement
   benefit obligation                                   22,412        22,112

Benefits paid                                          (18,463)      (18,927)
Actuarial loss                                          17,855        21,614
Foreign currency exchange rate changes                     (61)          (10)
--------------------------------------------------------------------------------
Total accumulated postretirement benefit
   obligation at end of year                         $ 336,831       313,921
--------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at end of year-retirees                $ 282,687       255,190

Accumulated postretirement benefit
   obligation at end of year-active participants        54,144        58,731
--------------------------------------------------------------------------------
Total accumulated postretirement benefits
   obligation at end of year                         $ 336,831       313,921
--------------------------------------------------------------------------------
Funded status                                        $(336,831)     (313,921)
Unrecognized experience loss                            78,173        63,247
--------------------------------------------------------------------------------
Accrued postretirement benefit cost at
   end of year                                       $(258,658)     (250,674)
================================================================================


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

The following table analyzes the changes in liabilities during the last three years for facility closure costs recorded as restructuring and other charges:


                                                        Employee
                                          Mine      Termination,
                              Leased       and           Medical
                           Machinery     Plant               and
                                 and   Closure         Severance
(In thousands)             Equipment     Costs             Costs        Total
================================================================================
Balance December 31, 1995   $  1,218    28,983            36,077       66,278
Reversals                          -     4,778             6,871       11,649
Payments (a)                     842     5,499             3,921       10,262
Other reductions (b)               -     6,267                 -        6,267
--------------------------------------------------------------------------------
Balance December 31, 1996        376    12,439            25,285       38,100
Reversals                          -         -             3,104        3,104
Payments (c)                     376     1,764             2,010        4,150
Other                              -       468              (468)           -
--------------------------------------------------------------------------------
Balance December 31, 1997   $      -    11,143            19,703       30,846
Reversals                          -         -             1,479        1,479
Payments (d)                       -     1,238             1,917        3,155
Other reductions (b)               -       999                 -          999
--------------------------------------------------------------------------------
Balance December 31, 1998  $       -     8,906            16,307       25,213
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

Summarized financial information presented includes the accounts of the following equity affiliates (a):

                                                                       Ownership
                                                            At December 31, 1998
--------------------------------------------------------------------------------
Servicio Pan Americano De Protection, S.A. (Mexico)                          20%
Brink's Panama, S.A.                                                         49%
Brink's Peru, S.A.                                                           36%
Security Services (Brink's  Jordan), W.L.L.                                  45%
Brink's-Allied Limited (Ireland)                                             50%
Brink's Arya India Private Limited                                           40%
Brink's Pakistan (Pvt.) Limited                                              49%
Brink's (Thailand) Ltd.                                                      40%
BAX International Forwarding Ltd.(Taiwan)                                  33.3%
Mining Project Investors Limited (Australia) (b)                           51.5%
MPI Gold (USA) (b)                                                         51.5%
================================================================================



                                      1998                1997              1996
--------------------------------------------------------------------------------
Revenues                         $ 415,216             638,624           728,815
Gross profit                        56,471              97,976            78,900
Net income (loss)                     (204)              4,427            11,160
Current assets                      82,771             131,160           209,089
Noncurrent assets                  113,162              15,531           217,445
Current liabilities                 76,990             153,247           192,679
Noncurrent liabilities              43,138              84,170           117,952
Net equity                          75,810             109,274           115,903
================================================================================

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

Operating segment information is as follows:

                                                 Years Ended December 31
                                                 1998          1997         1996
--------------------------------------------------------------------------------
NET SALES AND OPERATING REVENUES:
BAX Global                                 $1,776,980     1,662,388    1,484,869
Brink's                                     1,247,681       921,851      754,011
BHS                                           203,586       179,583      155,802
Pittston Coal                                 503,302       612,907      677,393
Mineral Ventures                               15,333        17,719       19,120
--------------------------------------------------------------------------------
Consolidated net sales and
 operating revenues (a)                    $3,746,882     3,394,398   33,091,195
================================================================================
OPERATING PROFIT (LOSS)
BAX Global (b)                             $     (628)       63,264       64,604
Brink's (c)                                    98,420        81,591       56,823
BHS (d)                                        53,032        52,844       44,872
Pittston Coal (e)                               3,207        12,217       20,034
Mineral Ventures (f)                           (1,031)       (2,070)       1,619
--------------------------------------------------------------------------------
Segment operating profit                      153,000       207,846      187,952
General Corporate expense                     (27,857)      (19,718)     (21,445)
--------------------------------------------------------------------------------
Consolidated operating profit              $  125,143       188,116      166,507
================================================================================

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

(f) Includes equity in net income (loss) of unconsolidated affiliates of $438 in 1998, ($671) in 1997 and $302 in 1996.

                                                      Years Ended December 31
                                                      1998     1997      1996
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
BAX Global                                         $76,115   31,307    59,470
Brink's                                             74,716   49,132    34,072
BHS                                                 81,420   70,927    61,522
Pittston Coal                                       21,221   22,285    18,881
Mineral Ventures                                     4,282    4,544     3,714
General Corporate                                      583      613     5,950
--------------------------------------------------------------------------------
Consolidatedcapital expenditures                  $258,337  78,808   183,609
================================================================================
DEPRECIATION, DEPLETION AND AMORTIZATION:
BAX Global                                        $ 35,287   29,667    23,254
Brink's                                             45,742   30,758    24,293
BHS                                                 36,630   30,344    30,115
Pittston Coal                                       33,275   35,351    34,632
Mineral Ventures                                     2,735    1,968     1,856
General Corporate                                      684      663       468
--------------------------------------------------------------------------------
Consolidated depreciation, depletion
   and amortization                               $154,353  128,751    114,618
================================================================================

                                                      As of December 31
                                                    1998       1997       1996
--------------------------------------------------------------------------------
ASSETS:
BAX Global                                      $ 765,185   690,144    617,784
Brink's (a)                                       679,718   441,138    340,922
BHS                                               230,357   193,027    149,992
Pittston Coal                                     528,468   549,576    594,772
Mineral Ventures (b)                               18,733    20,432     22,826
--------------------------------------------------------------------------------
Identifiable assets                            $2,222,461 1,894,317  1,726,296
General Corporate (primarily cash,
  investments, advances and deferred
  pension assets)                                 108,671   101,627    106,307
--------------------------------------------------------------------------------
Consolidated assets (c)                        $2,331,137 1,995,944  1,832,603
================================================================================

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

                                          1st       2nd       3rd       4th
--------------------------------------------------------------------------------
1998 QUARTERS:

Net sales and operating
   revenues                               $862,664   927,104   968,932   988,182
Gross profit                               122,729   135,146   149,278   150,398
Net income (a),(b)                          12,828    20,762       211    32,255

Net income per Brink's Group
   common share:

Basic                                     $    .44      .53        .52       .55
Diluted                                        .44      .52        .51       .55

Net income (loss) per BAX Group
   common share:

Basic (a)                                 $   (.15)     .05      (1.13)      .56
Diluted                                       (.15)     .05      (1.13)      .56

Net income (loss) per Minerals Group
   common share:

Basic (b)                                 $   (.26)    (.20)       .14      (.10)
Diluted                                       (.26)    (.20)       .14      (.10)
---------------------------------------------------------------------------------
1997 QUARTERS:

Net sales and operating
   revenues                              $ 781,676  826,154    874,449   912,119
Gross profit                               109,445  118,884    143,136   143,567
Net income (b) (c)                          21,341   14,663     36,337    37,857

Net income per Brink's Group
   common share:

Basic                                    $     .40      .46        .51       .55
Diluted                                        .40      .46        .50       .54

Net income (loss) per BAX Group
   common share:

Basic (c)                                $     .26     (.10)       .82       .68
Diluted                                        .26     (.10)       .80       .66

Net income (loss) per Minerals Group
    common share:

Basic (b)                                $     .01     (.26)       .02       .32
Diluted                                        .01     (.26)       .02       .32
================================================================================

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

                                  Common Stock

===============================================================================
                                      Market Price           Declared
                                    High        Low         Dividends
-------------------------------------------------------------------------------
 1998

 BRINK'S GROUP
 1st Quarter                   $  42.88       37.25            $ .025
 2nd Quarter                      41.44       35.56              .025
 3rd Quarter                      39.13       31.31              .025
 4th Quarter                      37.13       28.00              .025

 BAX GROUP (a)
 1st Quarter                   $  25.88       15.00            $  .06
 2nd Quarter                      19.13       14.75               .06
 3rd Quarter                      15.69        6.44               .06
 4th Quarter                      11.25        5.31               .06

 MINERALS GROUP (b)
 1st Quarter                    $  9.75        7.63            $.1625
 2nd Quarter                       8.88        4.81              .025
 3rd Quarter                       5.75        2.75              .025
 4th Quarter                       3.50        1.94              .025
------------------------------------------------------------------------------
 1997

 BRINK'S GROUP
 1st Quarter                   $  29.75       25.25            $ .025
 2nd Quarter                      32.88       25.38              .025
 3rd Quarter                      41.94       29.63              .025
 4th Quarter                      42.13       33.44              .025

 BAX GROUP (a)
 1st Quarter                   $  21.13       18.50            $  .06
 2nd Quarter                      29.00       20.50               .06
 3rd Quarter                      30.81       23.25               .06
 4th Quarter                      31.00       24.31               .06

 MINERALS GROUP (b)
 1st Quarter                   $  16.88       12.88            $.1625
 2nd Quarter                      14.63       11.00             .1625
 3rd Quarter                      12.25       10.06             .1625
 4th Quarter                      11.38        6.63             .1625
==============================================================================

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