Form 10-K405, Exhibit 13
period 1999-12-31
PITTSTON CO
filed 2000-03-24
CIK 78890

The Pittston Company and Subsidiaries

--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

FIVE YEARS IN REVIEW
(In thousands, except per share amounts)            1999         1998        1997          1996         1995
------------------------------------------------------------------------------------------------------------------
SALES AND INCOME (a):
Net sales and operating revenues             $ 4,089,150    3,746,882   3,394,398     3,091,195    2,914,441
Net income (b)                                    34,657       66,056     110,198       104,154       97,972
------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION (a):
Net property, plant and equipment            $   930,476      849,883     647,642       540,851      486,168
Total assets                                   2,468,584    2,331,137   1,995,944     1,832,603    1,807,372
Long-term debt, less current maturities          395,078      323,308     191,812       158,837      133,283
Shareholders' equity                             749,641      736,028     685,618       606,707      521,979
------------------------------------------------------------------------------------------------------------------
PER PRO FORMA PITTSTON COMMON SHARE (a), (g), (h):
Basic net income                             $      1.06         1.28        2.21          2.13         1.99
Diluted net income                                  0.70         1.27        2.17          2.10         1.96
Book value (e)                                     14.86        13.98       13.01         11.44         9.54
------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (c), (d), (g):
Pittston pro forma basic                           49,113      48,766      48,361        48,164       47,762
Pittston pro forma diluted                         49,327      49,250      49,145        48,873       48,506
Pittston Brink's Group basic                       39,059      38,713      38,273        38,200       37,931
Pittston Brink's Group diluted                     39,202      39,155      38,791        38,682       38,367
Pittston BAX Group basic                           19,241      19,333      19,448        19,223       18,966
Pittston BAX Group diluted                         19,265      19,333      19,993        19,681       19,596
Pittston Minerals Group basic                       8,890       8,324       8,076         7,897        7,786
Pittston Minerals Group diluted                     9,614       8,324       8,102         9,884       10,001
------------------------------------------------------------------------------------------------------------------
COMMON SHARES OUTSTANDING (c):
Pittston Brink's Group                             40,861      40,961      41,130        41,296       41,574
Pittston BAX Group                                 20,825      20,825      20,378        20,711       20,787
Pittston Minerals Group                            10,086       9,186       8,406         8,406        8,406
------------------------------------------------------------------------------------------------------------------
PER PITTSTON BRINK'S GROUP COMMON SHARE (a), (c), (d):
Basic net income (b), (i)                    $       2.16        2.04        1.92          1.56         1.35
Diluted net income (b), (i)                          2.15        2.02        1.90          1.54         1.33
Cash dividends                                       0.10        0.10        0.10          0.10         0.09
Book value (e)                                      13.66       11.87        9.91          8.21         6.81
------------------------------------------------------------------------------------------------------------------
PER PITTSTON BAX GROUP COMMON SHARE (a), (c), (d):

Basic net income (loss)                      $       1.73       (0.68)       1.66          1.76         1.73
Diluted net income (loss)                            1.72       (0.68)       1.62          1.72         1.68
Cash dividends                                       0.24        0.24        0.24          0.24         0.22
Book value (e)                                      17.38       15.83       16.59         15.70        14.30
------------------------------------------------------------------------------------------------------------------
PER PITTSTON MINERALS GROUP COMMON SHARE (a), (c), (d), (h):

Basic net income (loss)                      $      (7.33)      (0.42)       0.09          1.14         1.45
Diluted net income (loss)                           (8.61)      (0.42)       0.09          1.08         1.40
Cash dividends (f)                                  0.025        0.24        0.65          0.65         0.65
Book value (e)                                     (15.06)      (9.50)      (8.94)        (8.38)       (9.46)
------------------------------------------------------------------------------------------------------------------

(a) See Management's Discussion and Analysis for a discussion of Brink's acquisitions, BAX Global's additional expenses and special consulting costs and Coal Operation's 1998 disposition and charges related to impairment and closures of assets in 1999.
(b) As of January 1, 1992, Brink's Home Security, Inc. elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase net income of the Company and the Brink's Group by $2,964 in 1998, $3,213 in 1997, $2,723 in 1996 and $2,720 in
1995. The effect of this change in accounting principle on net income was not material in 1999. The Brink's Group net income per basic and diluted share impact was $0.07 for 1995 and 1996, $0.08 for 1997 and 1998.
(c) Shares outstanding at the end of the period include shares outstanding under the Company's Employee Benefits Trust. For the Pittston Brink's Group (the "Brink's Group"), such shares totaled 1,573 shares, 2,076 shares, 2,734 shares, 3,141 shares and 3,553 shares at December 31, 1999, 1998, 1997, 1996 and 1995, respectively. For the Pittston BAX Group (the "BAX Group"), such shares totaled 1,350 shares, 1,858 shares, 868 shares, 1,280 shares and 1,777 shares at December 31, 1999, 1998, 1997, 1996 and 1995, respectively. For the Pittston Minerals Group (the "Minerals Group"), such shares totaled 813 shares, 766 shares, 232 shares, 424 shares and 594 shares at December 31, 1999, 1998, 1997, 1996 and 1995, respectively. Weighted average shares outstanding do not include these shares.
(d) The net income per share amounts prior to 1997 have been restated, as required, to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." For further discussion of net income per share, see Note 8 to the Financial Statements.
(e) Calculated based on shareholder's equity, excluding amounts attributable to preferred stock, and on the number of shares outstanding at the end of the period excluding shares outstanding under the Company's Employee Benefits Trust.
(f) Cash dividends per share reflect a per share dividend of $0.025 declared in the first quarter of 1999 (based on an annual rate of $0.10 per share) and no dividends declared in each of the following 1999 quarters.
(g) See Notes 1, 8 and 10 to the Financial Statements for a discussion of the calculation of pro forma amounts, which reflect the Company's announcement on December 6, 1999 of the elimination of the tracking stock capital structure.
(h) See Note 10 for the 1999 impact of the repurchase of the Company's Series C Cumulative Preferred Stock on Minerals Group and Pittston pro forma net income
(loss) per share.
(i) In the first quarter of 1997, BHS prospectively adjusted its annual depreciation rate from 10 years to 15 years for capitalized subscriber installation costs. This change in estimate reduced depreciation expense in 1997 by $8,900.

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

                                                         Years Ended December 31
(In thousands)                       1999               1998               1997
--------------------------------------------------------------------------------
Net sales and operating revenues:
Business and security services

  Brink's                      $1,372,491          1,247,681             921,851
  BHS                             228,720            203,586             179,583
  BAX Global                    2,083,414          1,776,980           1,662,338
--------------------------------------------------------------------------------
Total business and security
  services                      3,684,625          3,228,247           2,763,772
--------------------------------------------------------------------------------
Natural resources
  Coal Operations                 379,452            495,303             604,140
  Other Operations                 25,073             23,332              26,486
--------------------------------------------------------------------------------
Total natural resources           404,525            518,635             630,626
--------------------------------------------------------------------------------
Net sales and operating
   revenues                    $4,089,150          3,746,882           3,394,398
--------------------------------------------------------------------------------
Operating profit (loss):
Business and security services
  Brink's                      $  103,547             98,420              81,591
  BHS                              54,234             53,032              52,844
  BAX Global                       61,460               (628)             63,264
--------------------------------------------------------------------------------
Total business and security
  services                        219,241            150,824             197,699
--------------------------------------------------------------------------------
Natural resources
  Coal Operations                (124,413)            (3,581)              5,274
  Other Operations                    761              5,757               4,873
--------------------------------------------------------------------------------
Total natural resources          (123,652)             2,176              10,147
--------------------------------------------------------------------------------
Segment operating profit           95,589            153,000             207,846
  General corporate expense       (22,995)           (27,857)            (19,718)
--------------------------------------------------------------------------------
Operating profit               $   72,594            125,143             188,128
--------------------------------------------------------------------------------


Prior to January 14, 2000, The Pittston Company (the "Company") was comprised of three groups - Pittston Brink's Group, Pittston BAX Group and Pittston Minerals Group. The Pittston Brink's Group included the Brink's, Incorporated ("Brink's") and Brink's Home Security, Inc. ("BHS") operations of the Company. The Pittston BAX Group included the BAX Global Inc. ("BAX Global") operations of the Company. The Pittston Minerals Group included the Pittston Coal Company ("Pittston Coal") and Pittston Mineral Ventures ("Mineral Ventures") operations of the Company. Also prior to January 14, 2000, the Company had three classes of common stock:
Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock"), which were designed to provide shareholders with securities reflecting the performance of the Brink's Group, the BAX Group and the Minerals Group, respectively.

On December 6, 1999, the Company announced that its Board of Directors (the "Board") approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). The Exchange took place on January 14, 2000 (the "Exchange Date"). On the Exchange Date, holders of Minerals Stock received
0.0817 shares of Brink's Stock for each share of their Minerals Stock; and holders of BAX Stock received 0.4848 shares of Brink's Stock for each share of their BAX Stock. See Note 10 to the financial statements for additional information concerning the Exchange. From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of the Company and continues to trade on the New York Stock Exchange under the symbol "PZB". Prior to the Exchange Date, the Brink's Stock reflected the performance of the Brink's Group only; after the Exchange Date, the Brink's Stock reflects the performance of the Company as a whole. Shares of Brink's Stock after the Exchange are hereinafter referred to as "Pittston Common Stock".

On December 6, 1999, the Company also announced its intention to exit the coal business through the sale of the Company's coal mining operations and reserves. The Company has engaged an investment banker and an international mining consulting firm to assist in the process of disposing of the Coal Operations. Until the Company meets the measurement date criteria under Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", Coal Operations will continue to be reported as an operating segment. See the Coal Operations section for further discussion.

The Company is currently comprised of five operating segments - Brink's, BHS, BAX Global, the Coal Operations of Pittston Coal ("Coal Operations") and Other Operations which consists of Mineral Ventures and Pittston Coal's timber and gas operations (collectively, "Allied Operations"). As a result of the decision to exit the coal business, there has been a realignment of the Company's natural resource operating segments based on how resources are now allocated and operating decisions are made.

Net income in 1999 and 1998 was $34.7 million and $66.1 million, respectively. For the twelve months ended December 31, 1999 and 1998, net income was $88.1 million and $88.7 million, respectively, excluding pretax coal-related charges in 1999 of $82.3 million and additional pretax expenses related to BAX Global of $36 million in 1998, both of which are discussed further below. Net income in 1999 benefited by $5.2 million from a gain on the sale of a restricted investment.

Revenue in 1999 increased $342.3 million (9%) compared to 1998. Operating profits excluding the $82.3 million of coal-related charges (discussed below) in 1999 and the BAX Global-related $36 million of additional expenses in 1998 (discussed below) were $154.9 million in 1999 versus $161.1 million in 1998. Excluding the above-mentioned special items, operating profit benefited from increased operating profits at Brink's, BHS and BAX Global. These increases were more than offset by decreased results at the Coal Operations and Other Operations segments.

The Company reported net income of $66.1 million in 1998 compared with net income of $110.2 million in 1997. Revenues in 1998 increased $352.5 million (10%) compared to 1997. Operating profit totaled $125.1 million in 1998, a decrease of $63.0 million over the prior year. Operating profit in 1998 included approximately $36 million of additional expenses at BAX Global which related to the termination or rescoping of certain information technology projects, increased provisions on existing accounts receivable and other costs primarily related to severance expenses associated with BAX Global's redesign of its organizational structure. Net income in 1998 benefited from increased operating results at the Company's Brink's, BHS and Other Operations segments. These increases were more than offset by lower operating results at the Company's BAX Global and Coal Operations segments, and by higher corporate expenses.

The following is a discussion of the operating results for the Company's five segments: Brink's, BHS, BAX Global, Coal Operations and Other Operations.

BRINK'S

The following is a table of selected financial data for Brink's on a comparative basis:

                                                         Years Ended December 31
(In thousands)                       1999               1998                1997
--------------------------------------------------------------------------------
Operating revenues:
   North America                $ 583,474            541,142             482,182
   International                  789,017            706,539             439,669
--------------------------------------------------------------------------------
Total operating revenues       $1,372,491          1,247,681             921,851
--------------------------------------------------------------------------------
Operating profit:
   North America                $  49,106             49,046              40,612
   International                   54,441             49,374              40,979
--------------------------------------------------------------------------------
Total segment profit            $ 103,547             98,420              81,591
--------------------------------------------------------------------------------
Depreciation and amortization  $   53,002             45,742              30,758
Cash capital expenditures          84,414             74,716              45,234
--------------------------------------------------------------------------------


Brink's worldwide consolidated revenues totaled $1.4 billion in 1999 compared to $1.2 billion in 1998, a 10% increase. The increase in revenues occurred in both the North America and International regions and was partially offset by the impact of the stronger US dollar versus many European and Latin American currencies, relative to a year ago. Brink's 1999 operating profit of $103.5 million represented a 5% increase over the $98.4 million of operating profit reported in 1998.

Revenues from North American operations increased $42.3 million (8%), to $583.5 million in 1999. North American operating profit in 1999 of $49.1 million was essentially unchanged from 1998. The increase in revenues for 1999 primarily resulted from continued growth in armored car operations which include ATM services. Operating profits in 1999 did not increase in proportion to revenue primarily due to increased expenditures on information technology. The increased information technology spending is intended to enhance Brink's capabilities in the transportation of valuables, ATM servicing, cash management and air courier operations as well as to implement communications improvements.

Revenues and operating profit from International operations in 1999 amounted to $789.0 million and $54.4 million, respectively. These amounts represented increases of $82.5 million and $5.1 million, respectively, from 1998. The 12% increase in revenue was primarily due to the acquisition of nearly all of the remaining shares of Brink's affiliate in France in the first quarter of 1998, the acquisition of the remaining 50% interest of Brink's affiliate in Germany late in the second quarter of 1998, growth of the subsidiary in Argentina (a relatively new operation) and an increase in Venezuela. These increases were partially offset by a decrease in revenues in Brazil due to a weaker Brazilian Real while revenues from operations in Europe were adversely affected by the relative strength of the US dollar versus many European currencies in 1999. The 10% increase in operating profits was primarily due to improved results from operations and Brink's increased ownership position in France, improved operating performance in Brazil, Argentina and Brink's 20% owned affiliate in Mexico. These increases were partially offset by higher operating losses in Australia resulting from costs associated with its business expansion. Lower results from Venezuela, Chile and Colombia which were due to weaker business conditions in those countries also restrained the increase.

Brink's worldwide consolidated revenues totaled $1.2 billion in 1998 compared to $921.9 million in 1997, a 35% increase. Brink's 1998 operating profit of $98.4 million represented a 21% increase over the $81.6 million of operating profit reported in 1997.

Revenues from North American operations increased $59.0 million (12%), to $541.1 million in 1998. North American operating profit increased $8.4 million (21%) to $49.0 million in 1998. The revenue and operating profit improvement for 1998 primarily resulted from improvements in its armored car operations which include ATM services.

Revenues and operating profit from International operations in 1998 amounted to $706.5 million and $49.4 million, respectively. These amounts represented increases of $266.9 million and $8.4 million, respectively, from 1997. The increase in revenue was primarily due to the acquisition of substantially all of the remaining shares (62%) of the Brink's subsidiary in France in the first quarter of 1998 and of its subsidiary in Germany (50%) in the second quarter of 1998 as well as increased revenues in Venezuela. The 20% increase in operating profits primarily reflects improved results from operations in France, as well as the increased ownership. This growth in operating profit was partially offset by an equity loss from Brink's 20% owned affiliate in Mexico and costs associated with the expansion of operations in Australia and start-up operations in Argentina.

BHS
The following is a table of selected financial data for BHS on a comparative basis:

                                                              Years Ended December 31
(Dollars in thousands)                      1999             1998                1997
---------------------------------------------------------------------------------------
Operating profit:
Monitoring and service                 $  77,728             73,245              63,457
Net marketing, sales and installation    (23,494)           (20,213)            (10,613)
---------------------------------------------------------------------------------------
Total segment profit                   $  54,234             53,032              52,844
---------------------------------------------------------------------------------------
Monthly recurring revenues (a)         $  16,849             15,104              12,893
---------------------------------------------------------------------------------------
Number of subscribers:
   Beginning of period                   585,565            511,532             446,505
   Installations                         105,623            113,491             105,630
   Disconnects, net (b)                  (47,911)           (39,458)            (40,603)
----------------------------------------------------------------------------------------
End of period                            643,277            585,565             511,532
----------------------------------------------------------------------------------------
Depreciation and amortization          $  49,919             36,630              30,344
Cash capital expenditures                 80,633             81,671              70,927
----------------------------------------------------------------------------------------

(a) Monthly recurring revenues are calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for monitoring, maintenance and related services.

(b) Includes 4,281 related to the discontinuation of special limited service contracts for a large homeowners' association in 1997.

Revenues for BHS increased by $25.1 million (12%) to $228.7 million in 1999 from $203.6 million in 1998 primarily as a result of increased monitoring and service revenues which reflected a 10% increase in the subscriber base and higher average monitoring fees. As a result of such growth, monthly recurring revenues grew 12% in 1999. Total installation revenue for 1999 decreased 1% as compared to 1998, as a reduction in the number of new security system installations more than offset an increase in revenue per installation as a result of the company's ability to increase prices.

Operating profit in 1999 increased $1.2 million to $54.2 million as compared to 1998. Largely as the result of the larger subscriber base, as well as higher average monitoring fees, earnings from monitoring and service activities increased significantly. This was partially offset by higher disconnect expenses on an increase in the number of subscriber disconnects; a combination of the higher 1999 disconnect rate and the higher subscriber base; as well as the higher average cost of the installed subscriber base. Customer retention initiatives were enhanced in the fourth quarter of 1999.

Growth in overall operating profit was also negatively affected by increases in the net cost of marketing, sales and installation related to gaining new subscribers which increased $3.3 million during 1999 as compared to 1998. The increase in the net cost of marketing, sales and installation (expressed as an amount per installation) was primarily due to higher levels of sales and marketing costs incurred in response to competitive pressures in the residential security market and advertising media cost increases, partially offset by a decrease in the number of installations. Total net cost of marketing, sales and installation activities may decrease during 2000 as the result of several initiatives implemented in the fourth quarter of 1999, including increasing the connection fee per installation and a tightening of the company's credit policy. The success of these initiatives may also result in a further slow-down in the number of system installations. The overall intent, however, is to increase profitability and economic value.

Revenues in 1998 were $24.0 million (13%) higher than the $179.6 million generated in 1997 primarily as a result of growth in the subscriber base (14%), as well as higher average monitoring fees. As a result of such growth, monthly recurring revenues grew 17% in 1998. Total installation revenue in 1998 decreased 4% as compared to 1997 largely as a result of lower revenue per installation due to the competitive environment in the residential security market which more than offset an increase in the number of new installations.

Growth in overall operating profit in 1998 as compared to 1997 was negatively affected by a $9.6 million increase in the net cost of marketing, sales and installation related to gaining new subscribers. The increase in upfront net cost was primarily due to higher levels of sales and marketing costs incurred and expensed as a result of competitive pressures in the residential security market as well as advertising media cost increases.

As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel and costs incurred in maintaining facilities and vehicles dedicated to the installation process. The effect of this change in accounting principle was to increase operating profit for 1998 and 1997 by $4.7 million and $4.9 million, respectively. The effect of this change on operating profit for 1999 was not material.

BAX GLOBAL
The following are tables of selected financial data for BAX Global on a comparative basis:

                                                         Years Ended December 31
(In thousands)                       1999               1998                1997
--------------------------------------------------------------------------------
Operating revenues:
   Americas (a)                $1,243,988          1,181,274           1,142,495
   International                  892,362            640,079             556,182
   Eliminations/other             (52,936)           (44,373)            (36,339)
--------------------------------------------------------------------------------
Total operating revenues       $2,083,414          1,776,980           1,662,338
--------------------------------------------------------------------------------
Operating profit (loss):
   Americas (b)                 $  83,362             71,120              80,306
   International                   32,817             18,351              18,886
   Other (b)                      (54,719)           (90,099)            (35,928)
--------------------------------------------------------------------------------
Total segment profit (loss)     $  61,460               (628)             63,264
--------------------------------------------------------------------------------
Depreciation and amortization   $  40,410             35,287              29,667
Cash capital expenditures          94,465             75,648              30,955
--------------------------------------------------------------------------------

                                                         Years Ended December 31
(Dollars in millions)                1999               1998                1997
--------------------------------------------------------------------------------
Worldwide expedited freight services:
   Revenues                     $ 1,742.3            1,520.0             1,490.2
   Weight (million pounds)          1,802              1,616               1,557
   Shipments (thousands)            4,904              5,238               5,798
--------------------------------------------------------------------------------

(a) Includes Intra-US revenue of $654.4 million, $626.7 million and $628.4 million for 1999, 1998 and 1997, respectively. Intra-US revenue for 1998 has been restated to include additional fourth quarter charter revenues of approximately $7 million.

(b) Global overhead costs have been reallocated between the Americas and Other in 1999 to more accurately reflect the global services provided and to be consistent with new performance measurements. Prior years' operating profit
(loss) for the Americas region and Other have been reclassified to conform to the current year's classification.

BAX Global operates in the Americas and internationally. The Americas includes the domestic and export business of the United States ("US"), Latin America and Canada; International includes BAX Global's European and Asia-Pacific operating regions. Each region includes both expedited and non-expedited freight services. Revenues and profits on expedited freight services are shared among the origin and destination countries on all export volumes. Accordingly, BAX Global's US business, the region with the largest export volume, significantly impacts the trend of results in BAX Global's worldwide expedited freight services. Non-expedited freight services primarily include supply chain management and ocean freight services. In addition, BAX Global operates an international customs brokerage business as well as a federally certificated airline, Air Transport International ("ATI"), which was acquired in April 1998. ATI's results, net of intercompany eliminations, are included in the Americas region. Eliminations/other revenues primarily include intercompany revenue eliminations on shared services. Other primarily consists of global support costs including global IT costs and goodwill amortization. In 1998, Other also included additional expenses of approximately $36 million (discussed below). In 1997, Other included special consulting expenses of $12.5 million.

BAX Global's worldwide operating revenues increased 17% to $2.1 billion in 1999 as compared to $1.8 billion in 1998, with increases in both the Americas and International regions. In 1999, BAX Global reported an operating profit of $61.5 million, as compared to an operating loss in 1998 of $0.6 million. In 1998, BAX Global's operating results were adversely affected by the aforementioned additional expenses of approximately $36 million. (See further discussion below.) Operating profit in 1999 included the benefit of $1.6 million of incentive accrual reversal related to 1998 as such incentives were not paid as a result of a management decision made during the first quarter of 1999. The majority of that benefit impacted BAX Global's International region.

Revenues and operating profit in the Americas increased $62.7 million (5%) and $12.2 million (17%), respectively, in 1999 as compared to 1998. The increase in revenue was primarily due to a full year's ownership of ATI, which was acquired in April 1998, and growth in US domestic, Canada and Mexico expedited freight revenue. The increase in US domestic expedited revenue was mainly due to the continued expansion of higher yielding time definite and guaranteed delivery products, partially offset by a slight decrease in domestic expedited volume. The increase in operating profit in the Americas region was largely the result of margin improvements on US domestic freight services which reflected higher time definite and guaranteed delivery product volumes as well as lower US domestic transportation costs.

Lower US domestic transportation costs were favorably impacted by operating efficiencies which primarily resulted from BAX Global's mode-neutral transportation capabilities as well as lower fuel expense due to lower usage partially offset by higher maintenance costs. Recent increases in jet fuel prices have been mitigated by BAX Global's hedge positions which are used by the Company to minimize the variability of such prices. In addition, the Company, in some cases, is able to adjust its pricing to reflect large increases in the cost of the jet fuel. The benefits from US domestic margin improvements were partially offset by higher administrative and station expenses, as well as higher ATI operating costs (included for a full year in 1999, eight months in 1998). In addition, US transportation costs in the first half of 1998 were negatively impacted by service disruptions due to weather delays and equipment problems. In line with the Company's focus on service, in the first part of 2000, BAX Global is incurring higher levels of spending as compared to the same period of 1999 in order to achieve more consistent service and performance quality. Such spending is expected to have an impact on BAX Global's results of operations.

In 1999, International revenues and operating profit increased $252.3 million (39%) and $14.5 million (79%), respectively, compared to 1998. The growth in revenue and operating profit reflected increased expedited freight services revenue (resulting from higher volumes) as well as increased supply chain management services revenue due to new business, primarily in Asia, from several high technology industry customers obtained in late 1998 and early 1999. The growth in expedited revenue also reflected the acquisition of the remaining 67% interest in a freight agent in Taiwan in the first quarter of 1999. In addition, operating profit in 1999 reflected the benefit of the aforementioned reversal of incentive accrual in the amount of $1.3 million, while operating profit in 1998 reflected higher IT costs in Europe as well as increased provisions for bad debt expense in India.

Increases in eliminations/other revenue is consistent with increased revenues on shipments across national borders. Other operating loss decreased $35.4 million due to the additional expenses of approximately $36 million in 1998. In addition, 1999 reflects higher global administrative expenses primarily due to increases in global head count partially offset by lower global information technology costs.

BAX Global's worldwide operating revenues increased 7% to $1.8 billion in 1998 as compared to $1.7 billion in 1997, with increases in both the Americas and International regions. BAX Global reported an operating loss of $0.6 million in 1998, including the additional expenses of approximately $36 million, as compared to an operating profit of $63.3 million reported in 1997, which included special consulting expenses of $12.5 million.

Revenues in the Americas increased $38.8 million (3%) in 1998 as compared to 1997, while operating profit decreased from $80.3 million to $71.1 million for the same period. The increase in revenue was primarily due to the inclusion of revenues for eight months of the year due to the acquisition of ATI. Expedited freight services revenues decreased due to lower volumes and lower average yield. Lower average yields in 1998 reflected the impact of economic conditions in Asia, which resulted in less export traffic to higher yielding Asian markets. In addition, 1997 reflects higher average pricing, which benefited from a strike against UPS, as well as the favorable impact of shipment surcharges. The decrease in operating profit in the Americas region is due to higher levels of transportation and operating costs, as a percentage of revenues, in the USA incurred in anticipation of higher volumes combined with the cost of service disruptions due to weather delays and equipment problems, along with higher initial ATI operating costs. In addition, operating profit in 1997 benefited from the previously mentioned UPS strike.

In 1998, International revenues increased $83.9 million (15%) while operating profit decreased $0.5 million (3%) compared to 1997. The growth in revenues was largely the result of the formation in early 1998 of a joint venture partnership with an air freight agent in South Korea, the acquisition in late 1997 of an air freight agent in South Africa, new supply chain management business obtained during 1998 and the full year effect of the 1997 acquisition of Cleton & Co. The slight decline in operating profit reflected higher recurring IT costs in 1998 in Europe as well as increased provisions for bad debts in India which more than offset the benefit of the growth in revenues.

Eliminations/other revenue increased during 1998 primarily due to increases in revenues on shipments across national borders. Other costs increased $54.2 million primarily due to the inclusion in 1998 of the approximately $36 million aforementioned additional expenses and higher global IT costs including Year 2000 initiatives. Other operating loss in 1997 was negatively impacted by special consulting expenses of $12.5 million.

During 1998, BAX Global incurred additional expenses of approximately $36 million, nearly all of which was recorded in selling, general and administrative expenses. These expenses were comprised of several items. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for Long-Lived Assets and Long-Lived Assets to be Disposed Of" BAX Global recorded write-offs for software costs of approximately $16 million. These write-offs consisted of the costs associated with certain in-process software development projects that were canceled and unamortized costs of existing software applications that were determined by management to have no future service potential or value. Provisions aggregating approximately $13 million were recorded on existing receivables during 1998, primarily to reflect the impact of more difficult operating conditions in Asia and Latin America. Approximately $7 million was accrued for severance and other expenses primarily stemming from a realignment of BAX Global's organizational structure. During 1999, BAX Global reversed approximately $0.1 million of the accrued severance representing the unused portion of the initial accrual established at September 30, 1998.

COAL OPERATIONS

The following is a table of selected financial data for Coal Operations on a comparative basis:

                                                           Years Ended December 31
(In thousands)                         1999               1998                1997
--------------------------------------------------------------------------------
Coal margin                        $ 17,780             34,970              45,482
Other operating income                5,641             13,740               5,214
Restructuring and other credits       1,467              1,479               3,104
----------------------------------------------------------------------------------
Margin and other income              24,888             50,189              53,800
----------------------------------------------------------------------------------
Idle equipment and closed mines (a)  18,226              7,078               2,309
Inactive employee cost               36,528             27,808              27,419
Selling, general and administrative  20,890             18,884              18,798
Impairment charges                   73,657                  -                   -
----------------------------------------------------------------------------------
Total other costs and expenses      149,301             53,770              48,526
----------------------------------------------------------------------------------
Total segment profit (loss)       $(124,413)            (3,581)              5,274
----------------------------------------------------------------------------------
Depreciation and amortization     $  31,449             32,056              34,303
Cash capital expenditures            11,565             17,148              20,444
----------------------------------------------------------------------------------
Coal sales (tons):
   Metallurgical                      4,829              7,019               7,655
   Steam                              8,019              9,718              12,813
----------------------------------------------------------------------------------
Total coal sales                     12,848             16,737              20,468
----------------------------------------------------------------------------------
Production/purchased (tons):
Production                           10,620             12,852              16,646
Purchased                             2,346              3,536               4,075
----------------------------------------------------------------------------------
Total                                12,966             16,388              20,721
----------------------------------------------------------------------------------
Coal margin per ton               $    1.38               2.09                2.23
----------------------------------------------------------------------------------

(a) Amounts in 1999 include $8.6 million related to the closure of a deep mine in West Virginia announced in December 1999. Approximately $5.3 million of the charge related to the impairment of long-lived assets with the remaining $3.3 million representing other closure costs.

Coal Operations operating results in 1999 include the impact of impairment and other charges of $82.3 million. As previously reported, the Company engaged a mining consulting firm to perform a comprehensive study (which was substantially completed in the fourth quarter of 1999) of its coal resources. Such study included a thorough evaluation of the quality, recoverability and economic feasibility of all available reserves as well as a per ton estimate of residual values for each property's reserves. The Company used the reserve study as a basis for evaluating the expected future cash flows of its mining operations. Furthermore, in light of the approval by the Board in December 1999 of a plan to exit the coal business, the term of the cash flow projections was revised to include an assumed exit date from the coal business.

The Company, in accordance with SFAS No. 121, estimated the future cash flows expected to result from the use of the assets until an assumed disposition date, along with a residual value for such assets as of such date. For certain long-lived assets, the sum of such expected future cash flows (undiscounted and without interest charges) was estimated to be less than the carrying value, primarily due to the fact that the term for expected future cash flows was significantly reduced as a result of the Company's decision to exit the coal business. As a result, the Company determined that certain West Virginia operations and certain other coal reserves, as well as a joint venture interest in a coal export facility, met the criteria for impairment under SFAS No. 121 or APB Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock." This impairment resulted in a pretax charge of $73.7 million, primarily impacting goodwill ($42.1 million), a joint venture interest ($15.6 million) and coal lands and other assets ($16.0 million). In addition, the Company announced the closing in late December 1999 of its Meadow River mine in West Virginia, which resulted in an additional charge of $8.6 million, of which $5.3 million related to the impairment of long-lived assets and $3.3 million related to an accrual for other closure costs. Of the total pretax charge of $82.3 million, $42.1 million related to goodwill and was included in selling, general and administrative expenses. The remaining $40.2 million was included in cost of sales. Substantially all of the aforementioned impairment charges were non-cash. The majority of the closure-related costs of $3.3 million are expected to be paid within one year.

Until the Company meets the measurement date criteria under APB Opinion No. 30, "Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", Coal Operations will continue to be reported as an operating segment. The impairment charges recorded in 1999 do not necessarily reflect all of the losses that may be recorded upon the future disposition of the coal assets, including additional expenses related to certain defined benefit and multi-employer plans as well as the net losses expected to occur from the measurement date to the closing date of the sale.

Coal Operations sales decreased $115.9 million in 1999 from 1998, largely as a result of reduced sales volume, which declined 3.9 million tons from the 16.7 million tons sold in 1998. Compared to 1998, steam coal sales in 1999 decreased by 1.7 million tons (17%), to 8.0 million tons and metallurgical coal sales declined by 2.2 million tons (31%), to 4.8 million tons. The steam sales reduction was due primarily to the sale of certain coal assets at the Elkay mining operation in West Virginia ("Elkay Assets") discussed below, and the closing of a surface mine in Kentucky during 1998. The decline in metallurgical sales was primarily due to a continued softness in market conditions resulting from weak export markets for metallurgical coal and a strong US dollar relative to the currencies of other coal exporting nations. Steam coal sales represented 62% of total volume in 1999 and 58% in 1998.

Excluding the impact of the coal related impairment and other charges of $82.3 million, Coal Operations generated an operating loss of $42.1 million in 1999 as compared to $3.6 million in 1998. The lower results were due to a $17.2 million reduction in total coal margin and increases in idle and closed mine cost, inactive employee cost and selling, general and administrative expenses. Operating loss in 1999 includes costs associated with salaried staff reductions while operating loss in the 1998 period includes a benefit of approximately $3.2 million related to net gains on the sale of assets and a gain on litigation settlement of $2.6 million.

The reduction in coal margin in 1999 was due to a 92% year-over-year decline in metallurgical coal margins and to a lesser extent, higher production costs for steam coal related to permitting delays discussed below. Metallurgical coal margins were negatively impacted in 1999 by lower prices, particularly in export markets. Export metallurgical sales in 2000 are expected to be lower than those of 1999, primarily as a result of the disadvantage caused by the relative strength of the US dollar versus currencies of other metallurgical coal producing countries. As a result, metallurgical margins are expected to be negative in 2000.

Production in 1999 decreased 2.2 million tons over 1998 due to the idlement of the Meadow River mine throughout much of 1999, the sale of the Elkay Assets in 1998 and the closing of a surface mine in Kentucky in late 1998, while purchased coal declined from 3.5 million tons in 1998 to 2.3 million tons during 1999.

Idle and closed mine costs increased $11.1 million during the year, largely the result of $8.6 million of costs related to the closing of the Meadow River mine in West Virginia. In addition, the increase in expenses reflect the effects of the idling of this mine throughout much of 1999 in response to the previously mentioned weak market conditions. Expenses in 1998 reflected a $2.0 million inventory writedown associated with the sale of the Elkay Assets in 1998.

Inactive employee costs primarily represent the cost of long-term liabilities for pension and retiree medical costs. Inactive employee costs in 1999 increased 31% from 1998 primarily due to higher costs related to certain long-term benefit obligations as a result of reductions in the amortization of actuarial gains, a decrease in discount rates used to calculate the present value of the liabilities and higher premiums for the Coal Industry Retiree Health Benefit Act of 1992.

Excluding the impact of the previously mentioned $42.1 million write down of goodwill, selling, general and administrative expenses for 1999 increased $2.0 million over 1998, primarily as a result of additional bad debt expense related to the bankruptcy of a significant user of Coal Operation's metallurgical coal.

Coal Operations sales decreased $108.8 million in 1998 from 1997. Sales volume in 1998 was 3.7 million tons less than the 20.5 million tons sold in 1997. Compared to 1997, steam coal sales in 1998 decreased by 3.1 million tons (24%), to 9.7 million tons and metallurgical coal sales declined by 0.6 million tons (8%), to 7.0 million tons. The steam sales reduction was due primarily to reduced production at the Elkay mine and the subsequent sale of Elkay Assets discussed below. Steam coal sales represented 58% of total volume in 1998 and 63% in 1997.

For 1998, Coal Operations generated an operating loss of $3.6 million as compared to an operating profit of $5.3 million in 1997. The lower results were primarily due to a $10.5 million decrease in total coal margin, offset by a net gain on the sale of certain coal assets ($3.2 million, discussed below), and a gain on litigation settlement ($2.6 million). In addition, idle and closed mine costs increased $4.8 million during the year.

Total coal margin in 1998 decreased due to lower sales volume combined with a decrease in coal margin per ton. Coal margin per ton decreased to $2.09 per ton in 1998 from $2.23 per ton for 1997. This overall change during the year was due to a decrease in export metallurgical coal margins, amplified by a change in the sales and production mix created by the sale of Elkay Assets. Metallurgical coal margins were also negatively impacted in 1998 by lower export pricing. Despite the decreases in metallurgical coal realization per ton, overall realization per ton increased as a greater proportion of coal sales came from metallurgical coal, which generally has a higher realization per ton than steam coal. However, current production cost per ton of coal sold increased primarily due to a correspondingly higher proportion of metallurgical production which is generally more costly.

Production in 1998 decreased 3.8 million tons over 1997 due to the aforementioned sale of Elkay Assets, while purchased coal declined from 4.1 million tons in 1997 to 3.5 million tons during the year.

Idle and closed mine costs increased $4.8 million during 1998 over 1997. Of this increase, approximately $2.0 million relates to inventory write-downs resulting from the sale of the Elkay Assets, discussed in detail below. This amount is included in the $3.2 million net gain discussed below. The remaining $2.8 million of the increase in idle and closed mine costs relates to the recording of additional reclamation reserves which were needed for existing idle or closed facilities.

During 1998, Coal Operations disposed of certain assets and properties that resulted in a net pretax gain of $3.2 million. The first sale occurred in the second quarter of 1998 and included a surface steam mine, coal supply contracts and limited coal reserves, of its Elkay mining operation in West Virginia. The referenced mine produced approximately one million tons of steam coal in 1998 prior to cessation of operations in April 1998. Total cash proceeds from the sale approximated $18 million, resulting in a pretax loss of approximately $2.2 million. This loss includes approximately $2.0 million of inventory write-downs (included in cost of sales) related to coal which could no longer be blended with other coals formerly available from these operations. In addition, during the third quarter of 1998, Coal Operations sold two idle coal properties in West Virginia and a loading dock in Kentucky for a pretax gain totaling $5.4 million.

A controversy related to a method of mining called "mountaintop removal" that began in mid-1998 in West Virginia involving an unrelated party resulted in a suspension in the issuance of several mining permits for a portion of 1999. Although the suspension has been lifted, there has been a delay in Vandalia Resources, Inc., a wholly-owned subsidiary of Pittston Coal ("Vandalia"), being issued in a timely fashion, a mine permit necessary for its uninterrupted mining. Vandalia is actively pursuing the issuance of the permit, but when, or if, the permit will be issued is currently unknown. In light of the inability to determine when, and if a permit will be issued, the effect of the delay in obtaining this permit cannot be predicted. Since Vandalia's permits have not been issued, Vandalia has altered its operating plan to include the activation of the previously permitted Big Creek #2 Surface Mine property in Fayette County, West Virginia. Vandalia and other affected parties in West Virginia are currently exploring all legal and legislative remedies that may be available to resolve this matter. If the outstanding permits are not issued prior to the end of March 2000, then additional job and marketable production losses will likely occur.

During the year ended December 31, 1999, Vandalia produced approximately 2.4 million tons of coal resulting in sales value of approximately $73 million.

At December 31, 1999, Pittston Coal had a liability of $20.2 million for various restructuring costs, which was recorded as Restructuring and Other Credits in the Consolidated Statement of Operations in years prior to 1995. Although coal production has ceased at the mines covered by the accrual, Pittston Coal will incur reclamation and environmental costs for several years to bring these properties into compliance with standards for closed sites under federal and state environmental laws. However, management believes that the accrual, as adjusted, at December 31, 1999, should be sufficient to provide for these future costs. Management does not anticipate material additional future charges for these facilities, although continual cash funding will be required over the next several years. As a result of favorable workers' compensation claim developments and changes in estimates for mine and plant closure expenses, Pittston Coal reversed previously accrued amounts by $1.5 million in both 1999 and 1998 and $3.1 million in 1997.

The following table analyzes the changes in liabilities during the last three years for restructuring and other charges:

                                                               Employee
                                                Mine       Termination,
                               Leased            and            Medical
                            Machinery          Plant                and
                                  and        Closure          Severance
(In thousands)              Equipment          Costs              Costs       Total
-----------------------------------------------------------------------------------
Balance December 31, 1996        $376         12,439             25,285      38,100
Reversals                           -              -              3,104       3,104
Payments (a)                      376          1,764              2,010       4,150
Other                               -            468               (468)          -
-----------------------------------------------------------------------------------
Balance December 31, 1997           -         11,143             19,703      30,846
Reversals                           -              -              1,479       1,479
Payments (b)                        -          1,238              1,917       3,155
Other reductions (c)                -            999                  -         999
-----------------------------------------------------------------------------------
Balance December 31, 1998           -          8,906             16,307      25,213
Reversals                           -            616                851       1,467
Payments (d)                        -          1,694              1,834       3,528
-----------------------------------------------------------------------------------
Balance December 31, 1999        $  -          6,596             13,622      20,218
-----------------------------------------------------------------------------------

(a) Of the total payments made in 1997, $3,053 was for liabilities recorded in years prior to 1993, $125 was for liabilities recorded in 1993 and $972 was for liabilities recorded in 1994.

(b) Of the total payments made in 1998, $2,491 was for liabilities recorded in years prior to 1993, $10 was for liabilities recorded in 1993 and $654 was for liabilities recorded in 1994.

(c) These amounts represent the assumption of liabilities by third parties as a result of sales transactions.

(d) Of the total payments made in 1999, $3,105 was for liabilities recorded in years prior to 1993, $1 was for liabilities recorded in 1993 and $422 was for liabilities recorded in 1994.

During the next twelve months, expected cash funding of these charges is expected to approximate $3 million to $5 million. The liability for mine and plant closure costs is expected to be satisfied over the next 7 years, of which approximately 50% is expected to be paid over the next two years. Approximately half of the liability for workers' compensation is estimated to be settled over the next 4 years with the balance paid during the following 5 to 7 years.

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund to which "signatory operators" and "related persons", including the Company and certain of its subsidiaries (collectively, the "Pittston Companies"), are jointly and severally liable to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers ("unassigned beneficiaries"), including, in the Company's case, the Pittston Companies in amounts determined on the basis set forth in the Health Benefit Act. In October 1993 and at various times in subsequent years, the Pittston Companies have received notices from the Social Security Administration (the "SSA") with regard to the assigned beneficiaries for which the Pittston Companies are responsible under the Health Benefit Act. For 1999, 1998 and 1997, these amounts, on a pretax basis, were approximately $10.4 million, $9.6 million, and $9.3 million, respectively.

As a result of legal developments in 1998 involving the Health Benefit Act, the Company experienced an increase in its assessments under the Health Benefit Act for the twelve month period beginning October 1, 1998, of approximately $1.7 million, $1.1 million of which relates to retroactive assessments for years prior to 1998. This increase consisted of charges for death benefits which are provided for by the Health Benefit Act, but which previously had been covered by other funding sources. As with all the Company's Health Benefit Act assessments, this amount was paid in 12 equal monthly installments over the plan year that began October 1, 1998. The Company is unable to determine at this time whether any other additional amounts will apply in future plan years.

The Company currently estimates that the annual cash funding under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue at the same annual level for the next several years and should begin to decline thereafter as the number of such assigned beneficiaries decreases.

Based on the number of beneficiaries actually assigned by the SSA, the Company estimates the aggregate pretax liability relating to the Pittston Companies' beneficiaries at December 31, 1999 to be approximately $154 million, which when discounted at 7.5% provides a present value estimate of approximately $78 million. The reduction in the present value estimate from approximately $99 million as of December 31, 1998 to approximately $78 million as of December 31, 1999 reflected a change in certain actuarial assumptions to reflect actual experience and, to a lesser extent, a change in the discount rate. The Company accounts for the obligations under the Health Benefit Act as a participant in a multi-employer plan and the annual cost is recognized on a pay-as-you-go basis.

In addition, under the Health Benefit Act, the Pittston Companies are jointly and severally liable for certain post-retirement health benefits for thousands of retired union mine workers and their dependents. Substantially all of the Company's accumulated postretirement benefit obligation as of December 31, 1999 for retirees of $283.2 million relates to such retired workers and their beneficiaries.

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

The Company has established a Voluntary Employees' Beneficiary Association ("VEBA") in order to tax efficiently fund certain retiree medical liabilities primarily for retired coal miners and their dependents. While the anticipated proceeds from the planned sales of the coal business will provide funding for the VEBA, additional funding from operations may be required over time. The Company contributed $15 million to the VEBA in December 1999.

The coal operating companies included within Pittston Coal are generally liable under federal laws requiring payment of benefits to coal miners with pneumoconiosis ("black lung"). Further, the coal operating subsidiaries are subject to the federal black lung excise tax ("FBLET") imposed upon domestic coal sales by the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended by the Black Lung Benefits and Revenue Amendments Act of 1981, the Consolidated Omnibus Budget Reconciliation Act of 1985 and the Omnibus Budget Reconciliation Act of 1987. The FBLET currently is levied on domestic coal sales in an amount equal to

$1.10 per ton for deep-mined coal and $0.55 per ton for surface-mined coal, but not to exceed 4.4% of the sales price. The Company cannot predict whether any future legislation affecting changes in the FBLET will be enacted. On December 28, 1998, the US District Court for the Eastern District of Virginia (the "Court") found that the FBLET imposed under section 4121 of the Internal Revenue Code, as assessed against export coal sales, to be unconstitutional. On February 10, 1999, the Court entered a final judgment in favor of certain of Coal Operations subsidiaries, ordering a refund to the subsidiaries of approximately $0.7 million (plus interest) for the FBLET that those companies paid for the quarter ended March 31, 1997. The government did not appeal the judgment. A refund of $0.8 million (including interest) was received in July, 1999. The Company is seeking additional refunds of the FBLET it paid on export coal sales for all open statutory periods. The ultimate amounts and timing of such refunds, if any, cannot be determined at the present time. As a result of the Court's judgment, Coal Operations is no longer required to pay the tax on exported coal sales.

OTHER OPERATIONS

The following is a table of selected financial data for Other Operations on a comparative basis:

                                                              Years Ended December 31
(In thousands)                            1999               1998                1997
--------------------------------------------------------------------------------------
Net sales:

   Mineral Ventures                   $ 13,653             15,333              17,719
   Allied Operations (a)                11,420              7,999               8,767
--------------------------------------------------------------------------------------
Total net sales                       $ 25,073             23,332              26,486
--------------------------------------------------------------------------------------
Operating profit (loss):
   Mineral Ventures                   $ (5,306)            (1,031)             (2,070)
   Allied Operations (a)                 6,067              6,788               6,943
--------------------------------------------------------------------------------------
Total segment profit                  $    761              5,757               4,873
--------------------------------------------------------------------------------------
Depreciation and amortization:
   Mineral Ventures                   $  3,218              2,735               1,968
   Allied Operations                     1,470              1,219               1,048
--------------------------------------------------------------------------------------
Total depreciation and amortization   $  4,688              3,954               3,016
--------------------------------------------------------------------------------------
Cash capital expenditures:
   Mineral Ventures                   $  4,228              3,418               3,919
   Allied Operations                     5,089              3,416               1,979
--------------------------------------------------------------------------------------
Total cash capital expenditures       $  9,317              6,834               5,898
--------------------------------------------------------------------------------------

(a)     Primarily consists of timber and natural gas operations.

The following is a table of selected financial data for Mineral Ventures on a comparative basis:

                                                         Years Ended December 31
                                     1999               1998                1997
---------------------------------------------------------------------------------
Stawell Gold Mine:
Mineral Ventures' 50% direct share:
   Ounces sold                     47,245             46,281              42,024
   Ounces produced                 47,195             46,749              42,301
Average per ounce sold (US$):
   Realization (a)                $   289                330                 422
   Cash cost                          251                212                 302
---------------------------------------------------------------------------------

(a) 1997 includes proceeds from the liquidation of a gold forward sale hedge position in July 1997. The proceeds from this liquidation were fully recognized by December 31, 1997.

Mineral Ventures primarily consists of a 50% direct interest in the Stawell gold mine ("Stawell") in Western Victoria, Australia. The remaining 50% interest in Stawell is owned by Mining Project Investors ("MPI"). In addition, Mineral Ventures has a 45% ownership interest in its joint venture partner MPI (40% on a diluted basis).

Mineral Ventures generated net sales during 1999 of $13.7 million, an 11% decrease from the $15.3 million reported in 1998. The decrease in net sales resulted from lower realizations partially offset by higher levels of gold ounces sold, which increased from 46.3 thousand ounces to 47.2 thousand ounces in 1999.

Mineral Ventures generated an operating loss of $5.3 million in 1999 compared to $1.0 million in 1998. The cash cost per ounce of gold sold increased from $212 in 1998 to $251 in 1999. Production costs in 1999 were negatively impacted by a high percentage of low grade ore milled during the first quarter and by inefficiencies resulting from the delay in installation of a ventilation shaft during 1999.

Mineral Ventures generated net sales during 1998 of $15.3 million, a 13% decrease from the $17.7 million reported in 1997. The operating loss of $1.0 million in 1998 represents an improvement from the $2.1 million operating loss in 1997.

The decrease in net sales during 1998 was due to declining gold prices in the market, partially offset by higher levels of gold ounces sold. Operating profit during the same period was negatively impacted by lower sales levels, but benefited from reduced production costs. Production costs were lower in 1998 primarily due to a weaker Australian dollar, while costs in 1997 were negatively impacted by unfavorable ground conditions and mine repair costs. In addition, operating results in 1998 benefited from increased equity earnings in its Australian affiliate resulting from a gain on the sale of certain nickel operations.

Revenues from the Allied Operations increased $3.4 million and operating profit decreased $0.7 million in 1999 as compared to 1998. The lower operating profit in 1999 was largely due to lower timber results.

Revenues and operating profit from the Allied Operations decreased $0.8 million and $0.2 million, respectively, to $8.0 million and $6.8 million, respectively, for 1998 as compared to 1997. The decrease in revenues was due to a decline in natural gas prices.

FOREIGN OPERATIONS
A portion of the Company's financial results is derived from activities in well over 100 countries each with a local currency other than the US dollar. Because the financial results of the Company are reported in US dollars, they are affected by changes in the value of the various foreign currencies in relation to the US dollar. Changes in exchange rates may also adversely affect transactions which are denominated in currencies other than the functional currency. The Company periodically enters into such transactions in the course of its business. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency fluctuations in any one country may have on the translated results. The Company, from time to time, uses foreign currency forward contracts to hedge transactional risks associated with foreign currencies. (See "Market Risk Exposures" below.) Translation adjustments of net monetary assets and liabilities denominated in the local currency relating to operations in countries with highly inflationary economies are included in net income, along with all transaction gains or losses for the period. A subsidiary in Venezuela operates in such a highly inflationary economy. Prior to January 1, 1999, the economy of Mexico, in which the Company has an affiliate and a subsidiary, was considered hyper-inflationary. Prior to January 1, 1998, the economy in Brazil, in which the Company has subsidiaries, was also considered highly inflationary.

The Company is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of such risks on the Company cannot be predicted.

CORPORATE EXPENSES
In 1999, general corporate expenses totaled $23.0 million compared with $27.9 million and $19.7 million in 1998 and 1997, respectively. Corporate expenses in 1999 included professional fees and expenses of approximately $1.3 million related to the Company's December 6, 1999 announcement to eliminate its tracking stock capital structure. Corporate expenses in 1998 included costs associated with a severance agreement with a former member of the Company's senior management and $5.8 million of additional expenses relating to a retirement agreement between the Company and its former Chairman and CEO.

OTHER OPERATING INCOME, NET
Other net operating income, which is a component of each operating segment's previously discussed operating profit, principally includes the Company's share of net income of unconsolidated foreign affiliates, royalty income, foreign currency exchange gains and losses, and gains and losses from sales of coal assets. Other net operating income for 1999 decreased $5.1 million to $16.0 million and increased $7.1 million to $21.1 million in 1998 from the $14.0 million recorded in 1997. The lower level of income in 1999 as compared to 1998 primarily relates to higher gains on coal asset sales in 1998 coupled with higher gains from the settlement of litigation in 1998 at Pittston Coal, partially offset by higher equity earnings in 1999 at affiliates of Brink's. The higher level of other net operating income in 1998 as compared to 1997 primarily relates to higher levels of gains on the sale of coal assets, a gain on a litigation settlement by Pittston Coal and higher levels of net income of Mineral Ventures unconsolidated Australian foreign affiliate. Partially offsetting these amounts were lower foreign currency exchange gains.

INTEREST EXPENSE, NET
Net interest expense totaled $32.6 million in 1999 compared with $33.7 million in 1998 and $22.7 million in 1997. Lower levels of net interest expense in 1999 over 1998 were primarily due to significantly lower interest rates, as well as lower borrowings in Venezuela, which more than offset higher average borrowings under the Company's $350.0 million credit facility with a syndicate of banks. The increase in 1998 was primarily due to unusually high interest rates in Venezuela associated with local currency borrowings in that country and, to a lesser extent, was due to increased borrowings resulting from capital expenditures and from acquisitions by both Brink's and BAX Global to expand their operations.

OTHER INCOME/EXPENSE, NET
Other net income in 1999 of $7.4 million represented an increase of $3.6 million over the 1998 income of $3.8 million, primarily due to a gain on the partial sale of a restricted investment held by BAX Global. The investment is carried at cost due to its restricted nature. Future gains on the sale of this investment may result. However, due to the restricted nature of the investment, the timing and amount of potential future gains is not known. This gain was partially offset by lower foreign translation gains in 1999. Other net income in 1998 of $3.8 million represented an $11.0 million increase from the $7.1 million net expense reported in 1997. Other net income in 1998 reflects higher foreign translation gains, lower minority interest expense for Brink's consolidated subsidiaries and a gain on the sale of surplus aircraft by BAX Global.

INCOME TAXES
In 1999, 1998 and 1997, the provision for income taxes was less than the statutory federal income tax rate of 35% primarily due to the tax benefits of percentage depletion and lower taxes on foreign income, partially offset by provisions for goodwill amortization and state income taxes. In 1999, the provision for income taxes was impacted by the coal-related impairment and other charges, which caused permanently deductible items (primarily percentage depletion) to be a more significant factor in calculating the effective tax rate (27% for 1999). In 1998, the $36 million of additional expenses at BAX Global also caused non-deductible items (principally goodwill amortization) to be a more significant factor in calculating the effective tax rate (31% for 1998).

Based on the Company's historical and future expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1999.

The Company's future effective tax rate could be negatively impacted by the potential sale of the Company's Coal Operations primarily due to the fact that those operations generate significant tax benefits from the percentage depletion deduction. Due to the fact that the timing and method of the disposition of those assets is uncertain, the potential impact on the future effective tax rate cannot be estimated at this time.

The Company's previous tracking stock capital structure contributed to quarterly fluctuations in its consolidated effective tax rate. Under the reporting structure used previously, a separate effective tax rate was determined for each Group and was applied to each Group's quarterly pretax earnings. Applying three separate effective tax rates to varying pretax earnings by quarter created fluctuations in the Pittston consolidated rate on a quarterly basis. However, with the elimination of the tracking stock capital structure, the Company will report its results of operations as one consolidated entity. As a result, the effective tax rate is expected to be relatively consistent from quarter to quarter, exclusive of the impact of the potential coal sale or other extraordinary items.

FINANCIAL CONDITION

CASH FLOW REQUIREMENTS
Cash provided by operating activities totaled $329.3 million in 1999, an increase of $97.5 million from the $231.8 million generated during 1998. This increase resulted from higher net cash earnings combined with a decrease in the cash required to fund working capital. The decrease in cash required to fund working capital is primarily due to fluctuations in accounts payable and accrued liabilities.

INVESTING ACTIVITIES
Cash capital expenditures for 1999 of $280.5 million were $23.9 million higher than 1998 which totaled $256.6 million. Of the amount of cash capital expenditures, $84.4 million (30%) was spent by Brink's, $80.6 million (29%) was spent by BHS, $94.5 million (34%) was spent by BAX Global, $11.6 million (4%) was spent by Coal Operations and $9.3 million (3%) was spent by Other Operations. Expenditures were primarily for new BHS customer installations, expansion or replacement of assets used in current ongoing business operations and the development of new information systems as well as additional aircraft related expenditures in 1999 at BAX Global. Cash capital expenditures in 2000 are currently expected to range from approximately $255 million to $270 million reflecting lower IT spending at Brink's and fewer customer installations at BHS.

The foregoing amounts exclude expenditures that have been or are expected to be financed through capital and operating leases and any acquisition expenditures.

The increase in heavy maintenance expenditures of $12.5 million during 1999 was primarily due to an increase in hours flown, primarily reflecting the acquisition of ATI in April 1998, as well as an overall increase in the costs of heavy maintenance repairs.

Cash flows from investing activities also include the previously mentioned proceeds from the partial sale of a restricted investment held by BAX Global, more than offset by the initial funding of $15 million to the VEBA. In 1998, cash flows from investing activities benefited from additional proceeds from the sale of property, plant and equipment which partially offset the impact of the acquisition of ATI for a purchase price of approximately $29 million.

FINANCING ACTIVITIES
The Company intends to fund capital expenditures through cash flow from operating activities or through operating leases if the latter are financially attractive. Shortfalls, if any, will be financed through the Company's revolving credit agreements or other borrowing arrangements.

Cash flows provided by financing activities were $44.8 million for 1999 compared with $83.2 million in 1998. The 1998 levels reflect additional net borrowings of $31.7 million, primarily resulting from higher working capital requirements as well as the acquisition of ATI in April 1998. In addition, 1999 includes additional borrowings used to finance the purchase of the Company's Preferred Stock (discussed in more detail below).

The Company has a $350.0 million credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100.0 million term loan and also permits additional borrowings, repayments and reborrowings of up to an aggregate of $250.0 million. The maturity date of both the term loan and revolving credit portion of the Facility is May 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates. At December 31, 1999 and 1998, borrowings of $100.0 million were outstanding under the term loan portion of the Facility and $185.0 million and $91.6 million, respectively, of additional borrowings were outstanding under the remainder of the Facility.

As of December 31, 1999, the Company had approximately $35 million in overnight investments largely resulting from preparations taken in light of potential Year 2000 impacts on such markets. Subsequent to year end, this cash was used to pay down borrowings under the Facility.

Under the terms of the Facility, the Company has agreed to maintain at least $400.0 million of Consolidated Net Worth, as such term is defined in the Facility, and can incur additional indebtedness of approximately $430 million at December 31, 1999.

MARKET RISK EXPOSURES
The Company has activities in well over 100 countries and a number of different industries. These operations expose the Company to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In addition, the Company consumes and sells certain commodities in its businesses, exposing it to the effects of changes in the prices of such commodities. These financial and commodity exposures are monitored and managed by the Company as an integral part of its overall risk management program. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency rate fluctuations in any one country may have on the translated results. The Company's risk management program considers this favorable diversification effect as it measures the Company's exposure to financial markets, and as appropriate, seeks to reduce the potentially adverse effects that the volatility of certain markets may have on its operating results.

The Company enters into various derivative and non-derivative hedging instruments, as discussed below, to hedge its foreign currency, interest rate, and commodity exposures when appropriate. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. Management of the Company does not expect any losses due to such counterparty default.

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

The sensitivity analyses discussed below for the market risk exposures were based on facts and circumstances in effect at December 31, 1999. Actual results will be determined by a number of factors that are not under management's control and could vary significantly from those disclosed.

Interest Rate Risk
The Company primarily uses variable-rate debt denominated in US dollars and foreign currencies, including Venezuelan bolivars, French francs, Singapore dollars, British pounds and Dutch guilders, to finance its operations. These debt obligations expose the Company to variability in interest expense due to changes in the general level of interest rates in these countries. Venezuela is considered a highly inflationary economy, and therefore, the effects of increases or decreases in that country's interest rates may be partially offset by corresponding decreases or increases in the currency exchange rates that will affect the US dollar value of the underlying debt.

In order to limit the variability of the interest expense on its debt, the Company converts the variable-rate cash flows on a portion of its Singapore dollar credit facility and $100.0 million term-loan, which is part of the Facility (see Note 7), to fixed-rate cash flows by entering into interest rate swaps which involve the exchange of floating interest payments for fixed interest payments. In addition to the US dollar denominated fixed interest rate swaps, the Company also has fixed-rate debt denominated in foreign currencies (primarily French francs). The fixed rate debt and interest rate swaps are subject to fluctuations in their fair values as a result of changes in interest rates.

Based on the overall interest rate level of both US dollar and foreign currency denominated variable rate debt outstanding at December 31, 1999, a hypothetical 10% change (as a percentage of interest rates on outstanding debt) in the Company's effective interest rate from year-end 1999 levels would change interest expense by approximately $3.5 million over a twelve month period. Debt designated as hedged by the interest rate swaps has been excluded from this amount. The effect on the fair value of US and foreign currency denominated fixed rate debt (including US dollar fixed interest rate swaps) for a hypothetical 10% uniform shift (as a percentage of market interest rates) in the yield curves for interest rates in various countries from year-end 1999 levels would be immaterial to the balance sheet.

Foreign Currency Risk
The Company, through its BAX Global and Brink's operations, has certain exposures to the effects of foreign exchange rate fluctuations on reported results in US dollars of foreign operations. Due in part to the favorable diversification effects resulting from operations in well over 100 countries, the Company has not generally entered into foreign exchange hedges to mitigate these exposures.

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

In addition, the Company has net investments in a number of foreign subsidiaries that are translated at exchange rates at the balance sheet date. Resulting cumulative translation adjustments are recorded as a separate component of shareholders' equity and exposes the Company to adjustments resulting from foreign exchange rate volatility. The Company, at times, uses non-derivative financial instruments to hedge this exposure. Currency exposure related to the net assets of the Brink's subsidiary in France are managed, in part, through a foreign currency denominated debt agreement (seller financing) entered into as part of the acquisition by the Company. Gains and losses in the net investment in subsidiaries are offset by losses and gains in the debt obligations. All other hedges of net investments in foreign subsidiaries were immaterial to the Company as of December 31, 1999 and 1998. The translation adjustments for hyperinflationary economies in which the Company operates (currently Venezuela) are recorded as a component of net income and exposes the Company to adjustments resulting from foreign exchange rate volatility.

The effects of a hypothetical simultaneous 10% appreciation in the US dollar from year end 1999 levels against all other currencies of countries in which the Company operates were measured for their potential impact on, 1) translation of earnings into US dollars based on 1999 results, 2) transactional exposures, and
3) translation of balance sheet equity accounts. The hypothetical effects would be approximately $2.2 million unfavorable for the translation of earnings into US dollars, approximately $2.0 million favorable earnings effect for transactional exposures, and approximately $22.9 million unfavorable for the translation of balance sheet equity accounts.

Commodities Price Risk
The Company consumes or sells various commodities in the normal course of its business and utilizes long-term coal sales contracts and derivative instruments to minimize the variability in forecasted cash flows due to adverse price movements in these commodities. The derivative contracts are entered into in accordance with guidelines set forth in the Company's hedging policies. The Company does not use derivative instruments for purposes other than hedging.

The Company utilizes forward swap contracts for the purchase of jet fuel to fix a portion of forecasted jet fuel costs at specific price levels and it utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of jet fuel. In addition, the Company, in some cases, is able to adjust its pricing to reflect large changes in the cost of the jet fuel. The Company utilizes forward gold sales contracts to fix the selling price on a portion of its forecasted gold sales from the Stawell gold mine. The Company utilizes forward swap contracts for the purchase of diesel fuel to fix a portion of its forecasted diesel fuel costs at specific price levels and it utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of diesel fuel. The Company also utilizes forward swap contracts to fix the selling price on a portion of its forecasted natural gas sales from Allied Operations.

The following table represents the Company's outstanding commodity hedge contracts as of December 31, 1999:

                                                    Weighted
                                                     Average           Estimated
(In thousands, except               Notional        Contract                Fair
average contract rates)               Amount            Rate               Value
---------------------------------------------------------------------------------
Forward gold sale contracts (a)           44          $  320        $      1,161
Forward swap contracts:
  Jet fuel purchases (pay fixed) (b)  30,000           .5322               2,231
  Natural gas (receive fixed) (c)      2,100            2.60                 117
Commodity options:
  Jet fuel purchases (cap) (b)         8,000           .7038                 276
  Diesel fuel purchases (cap) (b)      1,500            0.68                 (16)
---------------------------------------------------------------------------------

(a)     Notional amount in ounces of gold.
(b)     Notional amount in gallons of fuel.
(c)     Notional amount in MMBTUs.

At December 31, 1999 approximately 7.3 million tons of coal were committed for sale under long-term contracts.

READINESS FOR YEAR 2000
The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. If not corrected, many date-sensitive applications were expected to fail or create erroneous results by or in the year 2000. The Company established Year 2000 project teams that appropriately addressed the material Year 2000 issues within information technology assets, including embedded microprocessors ("IT assets"), non-IT assets, products, services and infrastructure.

Subsequent to the beginning of 2000, the Company has not experienced any significant Year 2000 related problems in any of its IT systems. Also, the Company has not experienced any material disruptions as a result of noncompliance by its significant business partners. The Company will continue to monitor its IT systems for the next several months as contingency plans remain in place.

Total acceleration and remediation spending relating to Year 2000 issues are detailed in the table below:

(In millions)                 Capitalized           Expensed               Total
--------------------------------------------------------------------------------
Total acceleration (a)             $ 25.6                2.8                28.4
Total remediation (b)                10.9               18.8                29.7
--------------------------------------------------------------------------------
Total Year 2000 costs              $ 36.5               21.6                58.1
--------------------------------------------------------------------------------

(a) Acceleration includes costs to purchase and/or develop and implement certain information technology systems whose implementation was accelerated as a result of the Year 2000 readiness issue.

(b) Remediation costs include both the costs of modifying existing software and hardware as well as purchases that replaced existing hardware and software that was not Year 2000 ready.

CONTINGENT LIABILITIES
In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6.6 million and $11.2 million and to be incurred in the future. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The estimate of costs and the timing of payments could change as a result of changes to the remediation plan required, changes in the technology available to treat the site, unforeseen circumstances existing at the site and additional cost inflation.

The Company commenced insurance litigation in 1990, in the United States District Court of the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. The Company was able to conclude settlement with all of its insurers without a trial. Taking into account the proceeds from the settlement with its insurers, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation of the Tankport site will not have a significant adverse impact on the Company's results of operations or financial position.

CAPITALIZATION
As previously discussed, prior to January 14, 2000, the Company had three classes of common stock: Brink's Stock, BAX Stock and Minerals Stock, which were designed to provide shareholders with securities reflecting the performance of the Brink's Group, the BAX Group and the Minerals Group, respectively.

Also as previously discussed, on December 6, 1999, the Company announced that the Board approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock. The Exchange took place on January 14, 2000, on which date, holders of Minerals Stock received 0.0817 shares of Brink's Stock for each share of their Minerals Stock; and holders of BAX Stock received 0.4848 shares of Brink's Stock for each share of their BAX Stock. From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of the Company and continues to trade on the New York Stock Exchange under the symbol "PZB". Prior to the Exchange Date, the Brink's Stock reflected the performance of the Brink's Group only; after the Exchange Date, the Brink's Stock reflects the performance of The Pittston Company as a whole. Shares of Brink's Stock after the Exchange are hereinafter referred to as "Pittston Common Stock".

As a result of the Exchange, the Company has issued 10,919,176 shares of Pittston Common Stock, which consists of 9,494,936 shares of Pittston Common Stock equal to 100% of the Fair Market Value of all BAX Stock and Minerals Stock exchanged on January 14, 2000, and 1,424,240 shares of Pittston Common Stock (with a market value as of January 14, 2000 of $29.0 million) equal to the additional 15% of the Fair Market Value of BAX Stock and Minerals Stock exchanged pursuant to the above-described formula. The Company is considering any additional impact of the issuance of the 1,424,240 shares of Pittston Common Stock described in the foregoing sentence on the Company's 2000 consolidated financial statements.

The Company has the authority to issue up to 2,000,000 shares of preferred stock, par value $10 per share. In January 1994, the Company issued $80.5 million (161,000 shares) of Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). See Note 10 for the impact of the Exchange on Convertible Preferred Stock. The Convertible Preferred Stock pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available; therefore, when, as and if declared by the Board and bears a liquidation preference of $500 per share, plus an attributed amount equal to accrued and unpaid dividends, if any, thereon.

In February 2000, under the Company's common share repurchase program, the Board reaffirmed the authority to purchase, from time to time, of up to 900,000 shares of Pittston Common Stock, not to exceed an aggregate purchase cost of $22.2 million. Such shares are to be purchased from time to time in the open market or in private transactions, as conditions warrant. In May 1997, the Board authorized the Company to purchase, from time to time, shares of the Convertible Preferred Stock, not to exceed an aggregate purchase cost of $25.0 million. In March 1999, the Board increased the authority to $28.5 million. As of December 31, 1999, the Company had the remaining authority to purchase an additional $7.5 million of its Convertible Preferred Stock since during 1999 the Company purchased stock with an aggregate value of $21.0 million. The authority to acquire shares remains in effect.

Under the share repurchase programs authorized by the Board, the Company purchased shares in the periods presented as follows:

                                                         Years Ended December 31
(Dollars in millions, shares in thousands)              1999                1998
---------------------------------------------------------------------------------
Brink's Stock:
   Shares                                                100                 150
   Cost                                              $   2.5                 5.6
BAX Stock:
   Shares                                                  0               1,047
   Cost                                              $   0.0                12.7
Convertible Preferred Stock
   Shares                                               83.9                 0.4
   Cost                                              $  21.0                 0.1
   Excess carrying amount (a)                        $  19.2                 0.0
---------------------------------------------------------------------------------

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years. This amount is deducted from preferred dividends in the Company's Consolidated Statement of Operations.

As of December 31, 1999, debt as a percent of capitalization (total debt and shareholders' equity) was 41% compared to 38% at December 31, 1998. Much of the increase in the debt ratio since December 1998 was due to the carrying of a higher than normal level of cash over year end as a result of Year 2000 concerns.

DIVIDENDS
The Board intends to declare and pay dividends, if any, on Pittston Common Stock based on the earnings, financial condition, cash flow and business requirements of the Company. At present, the annual dividend rate for Pittston Common Stock is $0.10 per share. In February 2000, the Board declared a cash dividend of $0.025 per share on Pittston Common Stock, payable on March 1, 2000 to shareholders of record on February 15, 2000.

During 1999 and 1998, the Board declared and the Company paid dividends amounting to $0.10 per share and $0.24 per share of Brink's Stock and BAX Stock, respectively. Since its distribution of Minerals Stock in 1993 and through March 31, 1998, the Company paid a cash dividend to its Minerals Stock shareholders at an annual rate of $0.65 per share. In May 1998, the Company reduced the annual dividend rate on Minerals Stock to $0.10 per share for shareholders as of the May 15, 1998 record date. After paying one dividend at an annual rate of $0.10 in early 1999, the Company suspended the payment of the per share dividend on the Minerals Stock.

In 1999 and 1998, dividends paid on the Convertible Preferred Stock amounted to $1.6 million and $3.5 million, respectively. The lower level of cash dividends in 1999 as compared to 1998 and 1997, reflect the repurchase of 0.08 million shares of the Company's Convertible Preferred Stock.

ACCOUNTING CHANGES

As of January 1, 1999, the Company adopted AICPA Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5, which provides guidance on the reporting of start-up costs and organization costs, requires that such costs be expensed as incurred. The Company has determined that capitalized mine development costs for its gold and coal mining operations relate to acquiring and constructing long-lived assets and preparing them for their intended use. Accordingly, the adoption of SOP No. 98-5 had no material impact on the results of operations of the Company.

FORWARD LOOKING INFORMATION

Certain of the matters discussed herein, including statements regarding the ability to slow cost increases in the home security business, costs of long-term benefit obligations including workers' compensation expenses, effective tax rates, use of deferred tax assets, the continuation and implementation of information technology initiatives, projections about market risk, the relative value of the US dollar, the economies of Europe, Latin America and Asia/Pacific, projected capital spending, potential gains on the sale of restricted investments, environmental clean-up estimates, mine and plant closure costs, metallurgical coal market conditions, higher levels of spending at BAX Global, Health Benefit Act expenses, coal sales and the sale of the Company's coal business, involve forward looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, overall economic and business conditions, foreign currency exchange rates, the demand for the Company's products and services, initiatives to control costs and increase profitability, pricing and other competitive factors in the industry, fuel prices, geological conditions, market conditions for restricted investments, new government regulations and/or legislative initiatives, issuance of permits, judicial decisions, variations in costs or expenses including interest rates, variations in the spot prices of coal, the ability of counterparties to perform, changes in the scope of improvements to information systems and delays or problems in the design and implementation of improvements to information systems.

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

In meeting our responsibility for the integrity of the consolidated financial statements, we maintain a system of internal controls designed to provide reasonable assurance that assets are safe-guarded, that transactions are executed in accordance with management's authorization and that the accounting records provide a reliable basis for the preparation of the consolidated financial statements. Qualified personnel throughout the organization maintain and monitor these internal controls on an ongoing basis. In addition, the Company maintains an internal audit department that systematically reviews and reports on the adequacy and effectiveness of the controls, with management follow-up as appropriate.

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

--------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
The Pittston Company

We have audited the accompanying consolidated balance sheets of The Pittston Company and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pittston Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

As more fully discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 1998 as a result of adopting Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."


/s/ KPMG LLP

KPMG LLP

Richmond, Virginia

February 1, 2000

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                            December 31
(In thousands, except per share amounts)                                              1999              1998
------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
Cash and cash equivalents                                                       $  131,159            83,894
Short-term investments                                                                   -             1,767
Accounts receivable:
   Trade (Note 3)                                                                  637,808           599,550
   Other                                                                            37,184            38,916
------------------------------------------------------------------------------------------------------------------
                                                                                   674,992           638,466
   Less estimated uncollectible amounts                                             36,238            32,122
------------------------------------------------------------------------------------------------------------------
                                                                                   638,754           606,344
Coal inventory                                                                      26,966            24,567
Other inventory                                                                     17,013            18,203
------------------------------------------------------------------------------------------------------------------
                                                                                    43,979            42,770
Prepaid expenses and other current assets                                           37,756            33,374
Deferred income taxes (Note 6)                                                      50,255            52,494
------------------------------------------------------------------------------------------------------------------
Total current assets                                                               901,903           820,643

Property, plant and equipment, at cost (Notes 1 and 4)                           1,580,083         1,423,133
   Less accumulated depreciation, depletion and amortization                       649,607           573,250
------------------------------------------------------------------------------------------------------------------
                                                                                   930,476           849,883
Intangibles, net of accumulated amortization (Notes 1, 5 and 11)                   298,501           345,600
Deferred pension assets (Note 14)                                                  122,476           119,500
Deferred income taxes (Note 6)                                                      79,569            63,489
Other assets                                                                       135,659           132,022
------------------------------------------------------------------------------------------------------------------
Total assets                                                                    $2,468,584         2,331,137
------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings (Note 7)                                                  $   90,085            88,283
Current maturities of long-term debt (Note 7)                                       32,166            36,509
Accounts payable                                                                   301,194           284,341
Accrued liabilities:
 Taxes                                                                              68,583            69,921
 Workers' compensation and other claims                                             33,544            33,140
 Payroll and vacation                                                               84,744            78,919
 Miscellaneous (Note 14)                                                           222,745           206,320
------------------------------------------------------------------------------------------------------------------
                                                                                   409,616           388,300
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                          833,061           797,433

Long-term debt, less current maturities (Note 7)                                   395,078           323,308
Postretirement benefits other than pensions (Note 14)                              240,770           239,550
Workers' compensation and other claims                                              87,083            93,324
Deferred income taxes (Note 6)                                                      16,272            20,615
Other liabilities                                                                  146,679           120,879
Commitments and contingent liabilities (Notes 7, 12, 13, 14, 18 and 19)
Shareholders' equity (Notes 9 and 10):

   Preferred stock, par value $10 per share,
      Authorized: 2,000 shares $31.25 Series C Cumulative Convertible Preferred Stock
      Issued and outstanding: 1999 - 30 shares; 1998 - 113 shares                      296             1,134
   Pittston Brink's Group common stock, par value $1 per share:
      Authorized: 100,000 shares
      Issued and outstanding: 1999 - 40,861 shares; 1998 - 40,961 shares            40,861            40,961
    Pittston BAX Group common stock, par value $1 per share:
      Authorized: 50,000 shares
      Issued and outstanding: 1999 and 1998 - 20,825 shares                         20,825            20,825
   Pittston Minerals Group common stock, par value $1 per share:
      Authorized: 20,000 shares
      Issued and outstanding: 1999 - 10,086 shares; 1998 - 9,186 shares             10,086             9,186
   Capital in excess of par value                                                  341,011           403,148
   Retained earnings                                                               443,349           401,186
   Accumulated other comprehensive income                                          (56,528)          (51,865)
   Employee benefits trust, at market value (Note 10)                              (50,259)          (88,547)
------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                         749,641           736,028
------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                      $2,468,584         2,331,137
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                              Years Ended December 31
 (In thousands, except per share amounts)                               1999            1998            1997
------------------------------------------------------------------------------------------------------------------
 Net sales                                                       $   404,525         518,635         630,626
 Operating revenues                                                3,684,625       3,228,247       2,763,772
------------------------------------------------------------------------------------------------------------------
 Net sales and operating revenues                                  4,089,150       3,746,882       3,394,398
------------------------------------------------------------------------------------------------------------------
 Costs and expenses:
 Cost of sales (includes a $36,889 write-off of long-lived
   assets and $3,330 of mine closure costs in 1999)                  472,297         513,794         609,025
 Operating expenses                                                3,041,428       2,675,537       2,270,341
 Selling, general and administrative expenses (includes a
   $42,061 impairment of goodwill in 1999 and a $15,723
   write-off of long-lived assets in 1998)                           520,330         454,993         344,008
 Restructuring and other credits (Notes 15 and 18)                    (1,467)         (1,479)         (3,104)
------------------------------------------------------------------------------------------------------------------
 Total costs and expenses                                          4,032,588       3,642,845       3,220,270
 Other operating income, net (Note 16)                                16,032          21,106          14,000
------------------------------------------------------------------------------------------------------------------
 Operating profit                                                     72,594         125,143         188,128
 Interest income                                                       5,628           5,359           4,394
 Interest expense                                                    (38,196)        (39,103)        (27,119)
 Other income (expense), net                                           7,423           3,811          (7,148)
------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                           47,449          95,210         158,255
 Provision for income taxes (Note 6)                                  12,792          29,154          48,057
------------------------------------------------------------------------------------------------------------------
 Net income                                                           34,657          66,056         110,198
 Preferred stock dividends, net (Notes 8 and 10)                      17,621          (3,524)         (3,481)
------------------------------------------------------------------------------------------------------------------
 Net income attributed to common shares                          $    52,278          62,532         106,717
------------------------------------------------------------------------------------------------------------------
 Pro forma net income per common share (Note 8):
   Basic                                                         $      1.06            1.28            2.21
   Diluted                                                              0.70            1.27            2.17
------------------------------------------------------------------------------------------------------------------
 Pittston Brink's Group (Note 1):
 Net income per common share (Note 8):
    Basic                                                        $      2.16            2.04            1.92
    Diluted                                                             2.15            2.02            1.90
------------------------------------------------------------------------------------------------------------------
 Pittston BAX Group (Note 1):
 Net income (loss) per common share (Note 8):
    Basic                                                        $      1.73           (0.68)           1.66
    Diluted                                                             1.72           (0.68)           1.62
------------------------------------------------------------------------------------------------------------------
 Pittston Minerals Group (Note 1):
 Net income (loss) per common share (Note 8):
    Basic                                                        $     (7.33)          (0.42)           0.09
    Diluted                                                            (8.61)          (0.42)           0.09
------------------------------------------------------------------------------------------------------------------

 See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                                                  Years Ended December 31
(In thousands, except per share data)                                       1999          1998          1997
------------------------------------------------------------------------------------------------------------------
SERIES C PREFERRED STOCK, $31.25 PER SHARE (NOTE 10)
Balance, beginning of year                                             $   1,134         1,138         1,154
Retirement of stock under share repurchase program (Note 10)                (838)           (4)          (16)
------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                         296         1,134         1,138
------------------------------------------------------------------------------------------------------------------
BRINK'S GROUP COMMON STOCK
Balance, beginning of year                                                40,961        41,130        41,296
Retirement of stock under share repurchase program (Note 10)                (100)         (150)         (166)
Other                                                                          -           (19)            -
------------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                   40,861        40,961        41,130
------------------------------------------------------------------------------------------------------------------
BAX GROUP COMMON STOCK
Balance, beginning of year                                                20,825        20,378        20,711
Retirement of stock under share repurchase program (Note 10)                   -        (1,047)         (333)
Employee benefits trust/other (Note 9)                                         -         1,494             -
------------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                   20,825        20,825        20,378
------------------------------------------------------------------------------------------------------------------
MINERALS GROUP COMMON STOCK
Balance, beginning of year                                                 9,186         8,406         8,406
Employee benefits trust/other (Note 9)                                       900           780             -
------------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                   10,086         9,186         8,406
------------------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year                                               403,148       430,970       400,135
Tax benefit of stock options exercised (Note 6)                               36         4,766         2,045
Remeasurement of employee benefits trust                                 (21,037)      (25,993)       42,118
Employee benefits trust (Note 9)                                             563        12,781             -
Shares released from employee benefits trust (Notes 9 and 10)             (1,309)      (13,675)       (7,522)
Retirement of stock under share repurchase programs (Note 10)            (40,288)       (7,024)       (5,806)
Other                                                                       (102)        1,323             -
------------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                  341,011       403,148       430,970
------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                               401,186       359,940       273,118
Net income                                                                34,657        66,056       110,198
Retirement of stock under share repurchase programs (Note 10)             17,732       (10,212)       (6,052)
Cash dividends declared- Brink's Group $.10 per share,
   BAX Group $.24 per share, Minerals Group $.025 per share
   and Series C Preferred Stock $31.25 per share (Note 10)              (10,328)       (14,032)      (17,324)
Other                                                                        102          (566)            -
------------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                  443,349       401,186       359,940
------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                               (51,865)      (41,762)      (21,188)
Foreign currency translation adjustment                                  (10,736)       (7,125)      (20,574)
Deferred benefit (expense) on cash flow hedges                             5,849        (3,309)            -
Other                                                                        224           331             -
------------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                  (56,528)      (51,865)      (41,762)
------------------------------------------------------------------------------------------------------------------
EMPLOYEE BENEFITS TRUST
Balance, beginning of year                                               (88,547)     (134,582)     (116,925)
Remeasurement of employee benefits trust                                  21,037        25,993       (42,118)
Employee benefits trust (Note 9)                                          (1,463)      (15,081)            -
Shares released from employee benefits trust (Notes 9 and 10)             18,714        35,123        24,461
------------------------------------------------------------------------------------------------------------------
Balance, at end of year                                                  (50,259)      (88,547)     (134,582)
------------------------------------------------------------------------------------------------------------------
Total shareholders' equity - end of year                               $ 749,641       736,028       685,618
------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
Net income attributed to common shares                                 $  52,278        62,532       106,717
Other comprehensive income, net of tax:
   Foreign currency translation adjustments,
   net of tax effect of ($319), $787 and ($785)                          (10,736)       (7,125)      (20,574)
   Cash flow hedges:
     Transition adjustment, net of tax effect of $0 and $1,960                 -        (3,663)            -
     Net cash flow hedge gains (losses), net of tax effect
     of ($1,446) and $501                                                  5,849          (710)            -
     Reclassification adjustment, net of tax effect of $0 and ($617)           -         1,064             -
   Other, net of tax effect of ($110) and ($189)                             224           331             -
------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                   $  47,615        52,429        86,143
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                  Years Ended December 31
(In thousands)                                                               1999          1998         1997
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                             $   34,657        66,056      110,198
Adjustments to reconcile net income to
 net cash provided by operating activities:
   Noncash charges and other write-offs                                    77,997        20,124            -
   Depreciation, depletion and amortization                               180,302       154,353      128,751
   Provision for aircraft heavy maintenance                                50,220        39,821       34,057
   (Credit) provision for deferred income taxes                           (25,541)       (6,165)      10,611
   Provision for pensions, noncurrent                                       4,336         4,022          243
   Provision for uncollectible accounts receivable                         17,992        21,426       10,664
   Equity in (earnings) losses of unconsolidated
    affiliates, net of dividends received                                  (3,977)         (880)       2,927
   Minority interest expense                                                  911         1,742        5,467
   Gains on sales of property, plant and equipment
    and other assets and investments                                       (9,685)       (9,809)      (2,432)
   Other operating, net                                                    12,453        13,262        8,646
Change in operating assets and liabilities, net of effects
 of acquisitions and dispositions:
   Increase in accounts receivable                                        (35,715)      (29,690)     (39,697)
   Increase in inventories                                                 (3,664)         (871)      (2,963)
   Decrease in prepaid expenses                                             2,152         2,225          325
   Increase (decrease) in accounts payable and accrued liabilities         26,155       (26,906)      32,562
   Increase in other assets                                                (6,452)       (7,058)     (11,084)
   Decrease in workers' compensation and other claims, noncurrent          (6,065)      (10,886)     (11,109)
   Increase (decrease) in other liabilities                                13,269        11,122       (5,859)
   Other, net                                                                 (74)      (10,080)      (3,198)
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 329,271       231,808      268,109
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Additions to property, plant and equipment                               (280,474)     (256,567)    (173,768)
Proceeds from disposal of property, plant and equipment                     9,152        30,489        4,064
Aircraft heavy maintenance expenditures                                   (52,926)      (40,466)     (29,748)
Acquisitions, net of cash acquired, and related contingency payments       (5,760)      (34,521)     (65,494)
Dispositions of other assets and investments                                9,516         8,482            -
Other, net                                                                 (6,290)       (8,397)       7,589
------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                    (326,782)     (300,980)    (257,357)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Additions to debt                                                         198,188       218,403      158,021
Reductions of debt                                                       (121,985)     (110,474)    (116,030)
Repurchase of stock of the Company                                        (23,494)      (19,437)     (12,373)
Proceeds from exercise of stock options and employee stock purchase plan    2,708         8,098        4,708
Dividends paid                                                             (9,792)      (13,402)     (16,417)
Other, net                                                                   (849)            -            -
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                  44,776        83,188       17,909
------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                  47,265        14,016       28,661
Cash and cash equivalents at beginning of year                             83,894        69,878       41,217
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $  131,159        83,894       69,878
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(In thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
As used herein, the "Company" includes The Pittston Company except as otherwise indicated by the context. The Company is comprised of five operating segments - Brink's, Incorporated ("Brink's"), Brink's Home Security, Inc. ("BHS"), BAX Global Inc. ("BAX Global"), Pittston Coal Operations ("Coal Operations") and Other Operations which consists of Pittston Mineral Ventures ("Mineral Ventures") and the Company's timber and gas operations (collectively, "Allied Operations").

Prior to January 14, 2000, the Company was comprised of three separate groups - Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The Pittston Brink's Group included the Brink's and BHS operations of the Company. The Pittston BAX Group included the BAX Global operations of the Company. The Pittston Minerals Group included the Pittston Coal Company ("Pittston Coal") and Mineral Ventures operations of the Company. Also, prior to January 14, 2000, the Company had three classes of common stock: Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock"), which were designed to provide shareholders with separate securities reflecting the performance of the Brink's Group, the BAX Group and the Minerals Group, respectively.

On December 6, 1999, the Company announced that its Board of Directors (the "Board") approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). The Exchange took place on January 14, 2000 (the "Exchange Date"). On the Exchange Date, holders of Minerals Stock received
0.0817 shares of Brink's Stock for each share of their Minerals Stock; and holders of BAX Stock received 0.4848 shares of Brink's Stock for each share of their BAX Stock. See Note 10 for additional information concerning the Exchange. From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of the Company and continues to trade on the New York Stock Exchange under the symbol "PZB". Prior to the Exchange Date, the Brink's Stock reflected the performance of the Brink's Group only; after the Exchange Date, the Brink's Stock reflects the performance of The Pittston Company as a whole. Shares of Brink's Stock after the Exchange are hereinafter referred to as "Pittston Common Stock".

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

PROPERTY, PLANT AND EQUIPMENT
Expenditures for maintenance and repairs on property, plant and equipment are charged to expense, and the costs of renewals and betterments are capitalized. Routine maintenance for aircraft are charged to expense when incurred. Major renewals, betterments and modifications on aircraft are capitalized and amortized over the lesser of the remaining life of the asset or lease term. Scheduled airframe and periodic engine overhaul costs are capitalized when incurred and effectively amortized over the flying time to the next scheduled major maintenance or overhaul date, respectively. Depreciation is provided principally on the straight-line method at varying rates depending upon estimated useful lives. Depletion of bituminous coal lands is provided on the basis of tonnage mined in relation to the estimated total of recoverable tonnage in the ground.

Mine development costs, primarily included in bituminous coal lands, are capitalized and amortized over the estimated useful life of the mine. These costs include expenses incurred for site preparation and development at the mines during the development stage. A mine is considered under development until management determines that all planned production units are in place and the mine is available for commercial operation and the mining of coal.

Valuation of coal properties is based primarily on mining plans and conditions assumed at the time of the evaluation. These valuations could be impacted by actual economic conditions which differ from those assumed at the time of the evaluation.

Subscriber installation costs for home security systems provided by BHS are capitalized and depreciated over the estimated life of the assets (15 years) and are included in machinery and equipment. However, when an installation is identified for disconnection, the remaining net book value of the installation is fully reserved and charged to depreciation expense. The security system that is installed generally remains the property of BHS and is capitalized at the cost to bring the revenue producing asset to its intended use.

INTANGIBLES
The excess of cost over fair value of net assets of businesses acquired is amortized on a straight-line basis over the estimated periods benefited.

The Company evaluates the carrying value of intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. Such events and circumstances that may indicate impairment are a significant long-term decrease in the market value of an asset; a significant change in the extent or manner in which an asset is used; a significant adverse change in legal factors or in the business climate that affects the value of an asset; an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset; or a current period operating or cash flow loss combined with a history of such losses or a projection that demonstrates such losses to continue. The Company annually assesses the recoverability of the excess of cost over net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluation of asset value as well as periods of amortization are performed on a disaggregated basis.

Goodwill allocated to a potentially impaired asset will be identified with that asset in performing an impairment test in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Long-Lived Assets and Long-Lived Assets to be Disposed of". If such tests indicate that an impairment exists, the carrying amount of the identified goodwill would be eliminated before making any reduction of the carrying amounts of impaired long-lived assets.

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

A portion of the Company's financial results is derived from activities in well over 100 countries, each with a local currency other than the US dollar. Because the financial results of the Company are reported in US dollars, they are affected by changes in the value of various foreign currencies in relation to the US dollar. The diversity of foreign operations helps to mitigate a portion of the foreign currency risks associated with market fluctuations in any one country and the impact on translated results.

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

PNEUMOCONIOSIS (BLACK LUNG) EXPENSE
The Company acts as self-insurer with respect to almost all black lung benefits. Provision is made for estimated benefits based on annual actuarial reports prepared by outside actuaries. The excess of the present value of expected future benefits over the accumulated book reserves is recognized over the amortization period as a level percentage of payroll. Cumulative actuarial gains or losses are calculated periodically and amortized on a straight-line basis. Assumptions used in the calculation of the actuarial present value of black lung benefits are based on actual retirement experience of the Company's coal employees, black lung claims incidence for active miners, actual dependent information, industry turnover rates, actual medical and legal cost experience and projected inflation rates. As of December 31, 1999 and 1998, the actuarially determined value of estimated future black lung benefits discounted at 6% was approximately $49,000 and $51,000, respectively, and is included in workers' compensation and other claims in the Company's consolidated balance sheet. Based on actuarial data, the amount expensed/(credited) to operations was $3,371 in 1999, ($2,257) in 1998 and ($2,451) in 1997. In 1998 and 1997, the black lung amounts were favorably impacted by the amortization of actuarial gains. In addition, the Company accrued additional expenses for black lung benefits related to federal and state assessments, legal and administration expenses and other self insurance costs. These costs and expenses amounted to $1,755 in 1999, $1,659 in 1998 and $1,936 in 1997.

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

IMPAIRMENT OF LONG-LIVED ASSETS
The Company reviews its long-lived assets for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the asset's net book value exceeds its fair market value. Fair market value is determined based on appraisals, sales prices of comparable assets, if available, or estimates of cash flows from operations, discounted at the hurdle rate the company uses for making investment decisions. For purposes of assessing impairment, assets are required to be grouped at the lowest level for which there are separately identifiable cash flows.

COMPUTER SOFTWARE DEVELOPED FOR INTERNAL USE
The costs of computer software developed for internal use are accounted for in accordance with AICPA Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Company elected to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as of October 1, 1998. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net transition adjustment resulting in a loss of $3,663 (net of related income taxes of $1,961) in accumulated other comprehensive income at October 1, 1998 in order to recognize at fair value all derivatives that are designated as cash-flow hedging instruments.

SFAS No. 133 requires that all derivative instruments be recorded in the statement of financial position at fair value; the accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge, the accounting varies based on the type of risk being hedged.

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

REVENUE RECOGNITION
Brink's-Revenues are recognized when services are performed.

BHS-Monitoring revenues are recognized when earned and amounts paid in advance are deferred and recognized as income over the applicable monitoring period, which is generally one year or less. Installation revenues are recognized in the period of installation of the alarm system.

BAX Global-Revenues related to transportation services are recognized, together with related transportation costs, on the date shipments physically depart from facilities en route to destination locations. Revenues and operating results determined under existing recognition policies do not materially differ from those which would result from an allocation of revenue between reporting periods based on relative transit times in each reporting period with expenses recognized as incurred.

Coal Operations-Coal sales are generally recognized when coal is loaded onto transportation vehicles for shipment to customers. For domestic sales, this generally occurs when coal is loaded onto railcars at mine locations. For export sales, this generally occurs when coal is loaded onto marine vessels at terminal facilities.

NET INCOME PER SHARE
Pro forma basic net income per share for the Company is computed by dividing net income attributed to common shares (net income less preferred stock dividends) by the pro forma basic weighted average common shares outstanding. Pro forma diluted net income per share for the Company is computed by dividing net income by the pro forma diluted weighted average pro forma common shares outstanding. For purposes of calculating the Company's pro forma basic weighted average common shares outstanding, the basic weighted average common shares outstanding for BAX Stock and Minerals Stock were converted into shares of Pittston Common Stock by multiplying such average shares outstanding by the respective exchange ratios referred to previously. Included in the Company's pro forma diluted weighted average common shares outstanding are pro forma converted weighted average stock options and pro forma converted weighted average Convertible Preferred Stock to the extent that such conversions are dilutive. Pro forma converted weighted options are calculated by multiplying those pro forma weighted options having an exercise price less than the average fair market value for Brink's Stock, BAX Stock and Minerals Stock by the respective exchange ratios referred to above. Converted weighted Convertible Preferred Stock is calculated by multiplying the pro forma weighted average Convertible Preferred Stock by the exchange ratio for Minerals Stock referred to above. See Note 10 for additional information.

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

Basic net income (loss) per share for the Minerals Group is computed by dividing net income (loss) attributed to common shares (net income (loss) less preferred stock dividends) by the basic weighted average common shares outstanding. Diluted net income (loss) per share for the Minerals Group is computed by dividing net income (loss) by the diluted weighted average common shares outstanding. Diluted weighted average common shares outstanding includes additional shares assuming the exercise of stock options and the conversion of the Company's $31.25 Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). However, when the exercise of stock options or the conversion of Convertible Preferred Stock is antidilutive, they are excluded from the calculation.

The shares of Brink's Stock, BAX Stock and Minerals Stock held in the Pittston Company Employee Benefits Trust ("the Trust" - See Note 10) are subject to the treasury stock method and effectively are not included in the basic and diluted net income (loss) per share calculations.

USE OF ESTIMATES
In accordance with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

ACCOUNTING CHANGES
As of January 1, 1999, the Company adopted SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5, which provides guidance on the reporting of start-up costs and organization costs, requires that such costs be expensed as incurred. The Company has determined that capitalized mine development costs for its gold and coal mining operations relate to acquiring and constructing long-lived assets and preparing them for their intended use. Accordingly, the adoption of SOP No. 98-5 had no material impact on the results of the operations of the Company.

2. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRU-MENTS AND HEDGING ACTIVITIES

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

Other
A subsidiary of the Company is a member of the SITA Foundation ("SITA") whose principal asset is its equity interest in Equant, N.V. (NYSE: ENT). In November 1999, SITA sold a portion of its interest in Equant and distributed the proceeds on a pro rata basis to members that elected to participate in the secondary offering. Pursuant to such sale, the Company redeemed approximately one-third of its depository certificates resulting in a gain of approximately $8,300. As of December 31, 1999, the Company holds approximately 188,000 depository certificates that may become redeemable for cash. The Company's investment in these depository certificates is restricted since the Company may only liquidate its depository certificates, when and if, SITA sells its shares of Equant and, then, only to the extent that SITA sells its interest. Due to the restricted nature of this investment, it has no readily determinable fair value and is carried at cost on the Company's balance sheet. During the year ended December 31, 1999, shares of Equant traded at high and low prices of $112 and $69.5, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
The Company has activities in well over 100 countries, which exposes it to the effects of changes in foreign currency exchange rates. The Company operates in several different industries, which also exposes it to the effect of changes in commodity prices. In addition, due to the Company's financing activities, it is exposed to the effects of changes in interest rates. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The diversity of foreign operations helps to mitigate a portion of the foreign currency risks associated with market fluctuations in any one country and the impact on translated results. The Company's risk management program considers this favorable diversification effect as it measures the Company's exposure to financial markets and as appropriate, seeks to reduce the potentially adverse effects that the volatility of certain markets may have on its operating results.

The Company utilizes various derivative and non-derivative hedging instruments, as discussed below, to hedge its foreign currency, interest rate, and commodity exposures when appropriate. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions. Management does not expect any losses due to such counterparty default.

The Company assesses interest rate, foreign currency, and commodity risks by continually identifying and monitoring changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor these risks attributable to both the Company's outstanding and forecasted transactions as well as offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency rates and commodity prices on the Company's future cash flows. No material amounts related to hedge ineffectiveness were recognized in earnings during the periods presented. The Company does not use derivative instruments for purposes other than hedging.

Cash-flow hedges

Interest Rate Risk Management
The Company uses primarily variable-rate debt to finance its operations. In particular, it has variable-rate long-term debt under the $350,000 credit facility (the "Facility" - See Note 7). This debt obligation exposes the Company to variability in interest expense due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. Management believes it is prudent to limit the variability of a portion of its interest expense. The Company attempts to maintain a reasonable balance between fixed and floating rate debt and uses interest rate swaps to accomplish this objective. The swap contracts are entered into in accordance with guidelines set forth in the Company's hedging policies.

To meet this objective, the Company enters into interest rate swaps to manage fluctuations in interest expense resulting from interest rate risk. The Company has entered into interest rate swaps with a total notional value of $60,000. These swaps change the variable-rate cash flows on a portion of its $100,000 term-loan, which is part of the Facility, to fixed-rate cash flows. Of the three swaps outstanding at December 31, 1999, the first fixes the interest rate at 5.803% on $20,000 in face amount of debt and matures in May 2000, the second and third fix the interest rate at 5.839% and 5.855%, respectively, each on $20,000 in face amount of debt and mature in May 2001. In addition, the Company has a Singapore dollar denominated interest rate swap with an amortizing notional value which is the equivalent of US $6,000 until April 2000 at which point it amortizes down to the equivalent of US $3,000 until expiry in April 2001. This swap changes the variable-rate cash flows on a portion of the Company's Singapore dollar denominated credit facility to fixed-rate cash flows at 2.90% versus 3 month SIBOR (2.94%).

Changes in the fair value, to the extent effective, of interest rate swaps designated as hedging instruments of the variability of cash flows associated with floating-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the interest on the floating-rate debt obligations affects earnings. Under conditions existing at December 31, 1999, gains of approximately $270 (pretax) related to the interest rate swaps would be reclassified from accumulated other comprehensive income into interest expense as a yield adjustment of the hedged debt obligation during 2000.

Foreign Currency Risk Management
The Company, from time to time, utilizes foreign currency forward contracts to minimize the variability in cash flows due to foreign currency risks. These contracts are denominated in various foreign currencies, primarily the Australian dollar and are entered into in accordance with guidelines set forth in the Company's hedging policies.

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

Under conditions existing at December 31, 1999, gains of approximately $100 (pretax) related to Australian dollar foreign currency forward contracts would be reclassified from accumulated other comprehensive income into revenue during 2000. As of December 31, 1999, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted transactions is six months. All other currency contracts outstanding during the period were immaterial to the results of the Company.

Commodities Risk Management
The Company consumes or sells various commodities in the normal course of its business and utilizes derivative instruments to minimize the variability in forecasted cash flows due to adverse price movements in these commodities. The contracts are entered into in accordance with guidelines set forth in the Company's hedging policies.

The Company utilizes forward swap contracts for the purchase of jet fuel to fix a portion of forecasted jet fuel costs at specific price levels. Under the swap contracts, the Company receives (pays) the difference between the contract rate and the higher (lower) average market rate over the related contract period. The Company also periodically utilizes option strategies to hedge a portion of the remaining forecasted risk associated with changes in the price of jet fuel. In addition, the Company, in some cases, is able to adjust its pricing to reflect large increases in the cost of the jet fuel. The option contracts, which involve either purchasing call options and simultaneously selling put options (collar strategy) or just purchasing call options, are designed to provide protection against sharp increases in the price of jet fuel. For purchased call options, the Company pays a premium up front and receives an amount over the contract period equal to the difference by which the average market price during the period exceeds the option strike price. For collar strategies, the premiums on the purchased option and sold option net to zero.

The Company receives an amount equal to the difference by which the average market price of jet fuel during the period exceeds the call option's strike price and pays an amount equal to the difference by which the average market price during the period is below the put option's strike price of jet fuel. At December 31, 1999, the outstanding notional amount of forward purchase contracts and commodity options (cap) for jet fuel totaled 3,800 gallons.

The Company utilizes a combination of forward gold sales contracts and currency contracts to fix, in Australian dollars, the selling price on a certain portion of its forecasted gold sales from the Stawell gold mine. At December 31, 1999, 44 ounces of gold, representing approximately 21% of the Company's share of Stawell's proven and probable reserves, were sold forward under forward gold contracts.

The Company utilizes forward swap contracts for diesel fuel to fix a portion of the Company's forecasted diesel fuel costs at specific price levels. The Company also periodically utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of diesel fuel. The option contracts, which involve purchasing call options, are designed to provide protection against sharp increases in the price of diesel fuel. For purchased options, the Company pays a premium up front and receives an amount over the contract period equal to the difference by which the average market price of diesel fuel during the period exceeds the option strike price. At December 31, 1999, the outstanding notional amount of commodity options (cap) for diesel fuel totaled approximately 1,500 gallons.

Changes in the fair value of the commodity contracts designated and qualifying as cash flow hedges of forecasted commodity purchases and sales are reported in accumulated other comprehensive income. For jet fuel and diesel fuel, the gains and losses are reclassified into earnings, as a component of costs of sales, in the same period as the commodity purchased affects earnings. For gold and natural gas contracts, the gains and losses are reclassified into earnings, as a component of revenue, in the same period as the gold sale affects earnings.

Under conditions existing at December 31, 1999, gains of approximately $2,500 (pretax) and losses of $20 (pretax) related to jet fuel purchase contracts and diesel fuel purchase contracts, respectively, would be reclassified from accumulated other comprehensive income into cost of sales during 2000. Under conditions existing at December 31, 1999, gains of approximately $1,016 (pretax) and $120 (pretax) related to gold and natural gas sales, respectively, would be reclassified from accumulated other comprehensive income into revenue during 2000.

As of December 31, 1999, the maximum length of time over which the Company was hedging its exposure to the variability in future cash flows associated with jet fuel and diesel fuel purchases was nine and three months, respectively. As of December 31, 1999, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with gold and natural gas sales was three years and fifteen months, respectively.

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

For the year ended December 31, 1999, approximately $3,058 of net losses related to the foreign currency denominated debt agreements were included in the cumulative foreign currency translation adjustment in the balance sheet. All other hedges of net investments in foreign operations during the period were immaterial to the results of the Company.

3. ACCOUNTS RECEIVABLE-TRADE
For each of the years in the three-year period ended December 31, 1999, the Company maintained agreements with financial institutions whereby it had the right to sell certain coal receivables to those institutions. Certain agreements contained provisions for sales with recourse. In 1999 and 1998, total coal receivables of $22,247 and $38,373, respectively, were sold under such agreements. As of December 31, 1999 and 1998, receivables sold which remained to be collected totaled $15,121 and $29,734, respectively.

As a result of changes in certain recourse provisions during 1998, these transactions were accounted for as transfers of the receivables, resulting in the receivable balances remaining on the balance sheet with a corresponding short-term obligation of $15,121 and $29,734 recognized as of December 31, 1999 and 1998, respectively. The fair value of this short-term obligation approximates the carrying value. During 1997, these transactions were accounted for as sales of receivables, resulting in the removal of the receivables from the balance sheet.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of the following:

                                               As of December 31
                                                1999        1998
-----------------------------------------------------------------
Machinery and equipment                   $1,189,029   1,039,960
Buildings                                    228,313     221,640
Bituminous coal lands                         88,760     100,968
Land, other than coal lands                   45,495      44,923
Capitalized software                          28,486      15,642
-----------------------------------------------------------------
Total                                     $1,580,083   1,423,133
-----------------------------------------------------------------


The estimated useful lives for property, plant and equipment are as follows:

                                                           Years
----------------------------------------------------------------
Buildings                                               10 to 40
Machinery and equipment                                  3 to 30
Capitalized software                                      3 to 7
----------------------------------------------------------------


Depreciation and depletion of property, plant and equipment aggregated $156,054 in 1999, $130,932 in 1998 and $106,584 in 1997.

Mine development costs capitalized during 1999, 1998 and 1997 were $8,565, $8,169 and $10,463, respectively.

Changes in capitalized subscriber installation costs for home security systems included in machinery and equipment were as follows:

                                                              Years Ended December 31
                                          1999               1998                1997
------------------------------------------------------------------------------------------------------------------
Capitalized subscriber installation
    costs-beginning of year           $217,595            172,792             134,850
Capitalized cost of security system
   installations                        78,234             77,460              64,993
Depreciation, including amounts
   recognized to fully depreciate
   capitalized costs for installations
   disconnected during the year        (46,323)           (32,657)            (27,051)
------------------------------------------------------------------------------------------------------------------
Capitalized subscriber installation
   costs-end of year                  $249,506            217,595             172,792
------------------------------------------------------------------------------------------------------------------


New BHS subscribers were approximately 105,600 in 1999, 113,500 in 1998 and 105,600 in 1997.

As previously reported, the Company engaged a mining consulting firm to perform a comprehensive study (which was substantially completed in the fourth quarter of 1999) of its coal resources. Such study included a thorough evaluation of the quality, recoverability and economic feasibility of all available reserves as well as a per ton estimate of residual values for each property's reserves. The Company used the reserve study as a basis for evaluating the expected future cash flows of its mining operations. Furthermore, in light of the approval by the Board in December 1999 of a plan to exit the coal business, the term of the cash flow projections was revised to include an assumed exit date from the coal business.

The Company, in accordance with SFAS No. 121, estimated the future cash flows expected to result from the use of the assets until an assumed disposition date, along with a residual value for such assets as of such date. For certain long-lived assets, the sum of such expected future cash flows (undiscounted and without interest charges) was estimated to be less than the carrying value, primarily due to the fact that the term for expected future cash flows was significantly reduced as a result of the Company's decision to exit the coal business. As a result, the Company determined that certain West Virginia operations and certain other coal reserves, as well as a joint venture interest in a coal export facility, met the criteria for impairment under SFAS No. 121 or APB Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock." This impairment resulted in a pretax charge of $73,657, primarily impacting goodwill ($42,061), a joint venture interest ($15,559) and coal lands and other assets ($16,037). In addition, the Company announced the closing in late December 1999 of its Meadow River mine in West Virginia as it was no longer deemed economical to operate due to depressed market conditions for export metallurgical coal. This resulted in an additional charge of $8,623; $5,293 and $3,330 of which related to the impairment of long-lived assets and an accrual for other closure costs, respectively. Of the total pretax charge of $82,280, $42,061 was related to goodwill and was included in selling, general and administrative expenses. The remaining $40,219 was included in cost of sales. Substantially all of the charges were non-cash. The majority of the closure-related costs of $3,330 are expected to be paid within one year.

During the third quarter of 1998, the Company recorded write-offs for software costs included in property, plant and equipment in accordance with SFAS No. 121 of approximately $16,000. These write-offs consisted of the costs associated with certain in-process software development projects that were canceled during the quarter and unamortized costs of existing software applications which were determined by management to have no future service potential or value. Such write-offs are included in selling, general and administrative expenses in the Company's 1998 results of operations.

As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security system installations. This change in accounting principle is preferable because it more accurately reflects subscriber installation costs. The additional costs not previously capitalized consisted of costs for installation labor and related benefits for supervisory, installation scheduling, equipment testing and other support personnel (in the amount of $2,269 in 1998 and $2,600 in 1997) and costs incurred for maintaining facilities and vehicles dedicated to the installation process (in the amount of $2,435 in 1998 and $2,343 in 1997). The effect of this change in accounting principle was to increase operating profit in 1998 and 1997 by $4,704 and $4,943, respectively, and net income in 1998 and 1997 by $2,964 and $3,213, respectively. The effect of this change on operating profit and net income for 1999 was not material. Prior to January 1, 1992, the records needed to identify such costs were not available. Thus, it was impossible to accurately calculate the effect on retained earnings as of January 1, 1992. However, the Company believes the effect on retained earnings as of January 1, 1992, was immaterial.

Because capitalized subscriber installation costs for periods prior to January 1, 1992 were not adjusted for the change in accounting principle, installation costs for subscribers in those years will continue to be depreciated based on the lesser amounts capitalized in prior periods. Consequently, depreciation of capitalized subscriber installation costs in the current year and until such capitalized costs prior to January 1, 1992 are fully depreciated will be less than if such prior periods' capitalized costs had been adjusted for the change in accounting. However, the Company believes the effect on net income in 1999, 1998 and 1997 was immaterial.

5. INTANGIBLES

Intangibles consist entirely of the excess of cost over fair value of net tangible and identifiable intangible assets of businesses acquired and are net of accumulated amortization of $130,377 and $118,656 at December 31, 1999 and 1998, respectively. The estimated useful life of intangibles is generally forty years. Amortization of intangibles aggregated $12,854 in 1999, $12,119 in 1998 and $10,518 in 1997.

In the fourth quarter of 1999, the Company recorded a goodwill write-off of $42,061 related to the impairment of certain of its coal operations. See Note 4 for further discussion.

In 1999, the Company purchased 67% (representing substantially all of the remaining shares) of BAX Global's affiliate in Taiwan, resulting in $2,624 of goodwill. In the first and second quarters of 1999, the Company finalized certain of the preliminary purchase price allocations related to several 1998 acquisitions, primarily BAX Global's acquisition of Air Transport International LLC ("ATI") resulting in additional goodwill of $13,008.

In the first quarter of 1998, the Company purchased 62% (representing nearly all the remaining shares) of its Brink's affiliate in France ("Brink's S.A.") for payments aggregating US $39,000 (including interest) over three years and the assumption of estimated liabilities of US $125,700. Based on estimates of fair values of assets acquired and liabilities assumed, the acquisition of the remaining 62% interest resulted in goodwill of approximately $37,000. See Note 11.

6. INCOME TAXES

The provision (credit) for income taxes consists of the following:

                          US Federal  Foreign    State     Total
-------------------------------------------------------------------------------
1999:
Current                  $     6,106   28,775    3,452    38,333
Deferred                     (15,307) (11,775)   1,541   (25,541)
-------------------------------------------------------------------------------
Total                    $    (9,201)  17,000    4,993    12,792
-------------------------------------------------------------------------------
1998:
Current                  $    11,194   20,625    3,500    35,319
Deferred                       2,088   (8,278)      25    (6,165)
-------------------------------------------------------------------------------
Total                    $    13,282   12,347    3,525    29,154
-------------------------------------------------------------------------------
1997:
Current                  $    18,707   14,390    4,349    37,446
Deferred                      13,506   (3,172)     277    10,611
-------------------------------------------------------------------------------
Total                    $    32,213   11,218    4,626    48,057
-------------------------------------------------------------------------------

The significant components of the deferred tax expense (benefit) were as follows:

                                         Years Ended December 31
                                        1999      1998      1997
-------------------------------------------------------------------------------
Net operating loss carryforwards  $   (8,028)   (6,651)   (4,345)
Alternative minimum tax credits       (2,710)   (7,626)    7,613
Change in the valuation allowance for
   deferred tax assets                   546       431       393

Other deferred tax expense (benefit) (15,349)    7,681     6,950
-------------------------------------------------------------------------------
Total                               $(25,541)   (6,165)   10,611
-------------------------------------------------------------------------------


The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

The components of the net deferred tax asset as of December 31, 1999 and December 31, 1998 were as follows:

                                                 1999       1998
-------------------------------------------------------------------------------
Deferred tax assets:
Accounts receivable                         $  11,472     13,314
Postretirement benefits other than pensions   110,246    104,322
Workers' compensation and other claims         40,268     43,033
Other assets and liabilities                   90,197     76,909
Miscellaneous                                   5,714      8,288
Net operating loss carryforwards               35,692     27,664
Alternative minimum tax credits                36,061     33,153
Valuation allowance                           (10,829)   (10,284)
-------------------------------------------------------------------------------
Total deferred tax assets                     318,821    296,399
-------------------------------------------------------------------------------
Deferred tax liabilities:
Property, plant and equipment                  72,892     66,307
Pension assets                                 41,851     44,077
Other assets                                   13,490     14,690
Investments in foreign affiliates               7,200     11,382
Miscellaneous                                  69,836     64,575
-------------------------------------------------------------------------------
Total deferred tax liabilities                205,269    201,031
-------------------------------------------------------------------------------
Net deferred tax asset                      $ 113,552     95,368
-------------------------------------------------------------------------------


The valuation allowance relates to deferred tax assets in certain foreign and state jurisdictions.

Based on the Company's historical and expected future taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 1999.

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory US federal income tax rate of 35% in 1999, 1998 and 1997 to the income before income taxes.

                                        Years Ended December 31
                                       1999       1998      1997
-------------------------------------------------------------------------------
Income before income taxes:
United States                    $  (12,811)    47,976   110,070
Foreign                              60,260     47,234    48,185
-------------------------------------------------------------------------------
Total                            $   47,449     95,210   158,255
-------------------------------------------------------------------------------
Tax provision computed at statutory
   rate                          $   16,607     33,323    55,389
Increases (reductions) in taxes due to:
Percentage depletion                 (6,306)    (6,869)   (7,407)
State income taxes (net of federal
   tax benefit)                       2,711      1,861     2,614
Goodwill amortization                 2,306      2,369     2,289
Difference between total taxes on
   foreign income and the US
   federal statutory rate            (2,241)    (1,084)   (4,642)
Change in the valuation allowance
  for deferred tax assets               546        431       393
Miscellaneous                          (831)      (877)     (579)
-------------------------------------------------------------------------------
Actual tax provision             $   12,792     29,154    48,057
-------------------------------------------------------------------------------

It is the policy of the Company to accrue deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries and affiliates which are expected to reverse in the foreseeable future. As of December 31, 1999 and 1998, the unrecognized deferred tax liability for temporary differences of approximately $72,911 and $61,040, respectively, related to investments in foreign subsidiaries and affiliates that are essentially permanent in nature and not expected to reverse in the foreseeable future was approximately $25,519 and $21,364, respectively.

The Company and its domestic subsidiaries file a consolidated US federal income tax return.

As of December 31, 1999, the Company had $36,061 of alternative minimum tax credits available to offset future US federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

The tax benefit of net operating loss carryforwards as of December 31, 1999 was $35,692 and related to various state and foreign taxing jurisdictions. The gross amount of such net operating losses was $147,688 as of December 31, 1999. The expiration periods primarily range from 5 years to an unlimited period.

7. LONG-TERM DEBT

Total long-term debt consists of the following:

                                                    As of December 31
                                                      1999       1998
-------------------------------------------------------------------------------
Senior obligations:
US dollar term loan due 2001 (year-end
   rate 6.52% in 1999 and 5.68% in 1998)            $100,000    100,000
Revolving credit notes due 2001 (year-end
   rate 6.69% in 1999 and 5.83% in 1998)             185,000     91,600
Revolving credit facility due in 2002
   (year-end rate 11.40% in 1999)                     14,496          -
Venezuelan bolivar term loan due 2003
   (year-end rate 28.50% in 1999
   and 50.40% in 1998)                                12,536     18,723
Netherlands guilder term loan due 2000 (year-
   end rate 3.46% in 1999 and 3.95% in 1998)           9,588     11,166
Singapore dollar term loan due 2003
   (year-end rate 3.38% in 1999 and 3.31% in 1998)     9,006     10,897
5% amortizing French franc seller's
   note maturing in 2001                               8,442     19,646
British pounds medium term loan facility
   maturing in 2004 (year-end rate 6.57%)              8,091          -
French franc term notes maturing in 2004
   (year-end average rate 5.10% in 1999
   and 5.38% in 1998)                                  7,530     12,523
All other                                             14,451     27,755
-------------------------------------------------------------------------------
                                                     369,140    292,310
-------------------------------------------------------------------------------
Obligations under capital leases (average rate
   6.90% in 1999 and 5.78% in 1998)                   25,938     30,998
-------------------------------------------------------------------------------
Total long-term debt, less current maturities        395,078    323,308
Current maturities of long-term debt:
   Senior obligations                                 22,317     27,123
   Obligations under capital leases                    9,849      9,386
-------------------------------------------------------------------------------
Total current maturities of long-term debt            32,166     36,509
-------------------------------------------------------------------------------
Total long-term debt including current maturities   $427,244    359,817
-------------------------------------------------------------------------------

For the four years through December 31, 2004, minimum repayments of long-term debt outstanding are as follows:

            2001               $  317,702
            2002                   39,255
            2003                   18,882
            2004                    8,070

The Company has a $350,000 credit agreement with a syndicate of banks (the "Facility"). The Facility includes a $100,000 term loan and permits additional borrowings, repayments and reborrowings of up to an aggregate of $250,000. The maturity date of both the term loan and the revolving credit portion of the Facility is May 2001. Interest on borrowings under the Facility is payable at rates based on prime, certificate of deposit, Eurodollar or money market rates plus applicable margin. The term loan of $100,000 was outstanding at December 31, 1999 and 1998. Additional borrowings of $185,000 and $91,600 were outstanding at December 31, 1999 and 1998, respectively, under the revolving credit portion of the Facility. The Company pays commitment fees (0.125% per annum at December 31, 1999) on the unused portions of the Facility.

Under the terms of the Facility, the Company has agreed to maintain at least $400,000 of Consolidated Net Worth, as defined, and can incur additional indebtedness of approximately $430,000 at December 31, 1999.

The Company has three interest rate swap agreements that effectively convert a portion of the interest on its $100,000 variable rate term loan to fixed rates. In addition, the Company has an interest rate swap agreement that effectively converts a portion of the interest on its variable rate Singapore dollar term loan to fixed rates. (See Note 2.)

In January 2000, the Company executed a three year committed loan agreement with a syndicate of Venezuelan banks, denominated in Venezuelan bolivars equivalent to US $14,600. This loan, which bears interest based on the Venezuelan prime rate and is payable in installments through 2003, replaced an existing Venezuelan bolivar term loan which was due to expire in January 2000. As of December 31, 1999, US $12,500 of such borrowings were classified as long-term debt, as the Company had the ability and intent to refinance such debt on a long-term basis.

In December 1999, the Company executed a $60,000 committed three year credit facility with a major bank. This new credit facility is comprised of a three year committed $30,000 multi-currency revolving credit facility and a 364 day committed $30,000 multi-currency revolving credit facility and bears interest based on London Inter-Bank Offered Rate (LIBOR) plus an applicable margin. No amounts were outstanding under this facility as of December 31, 1999. A portion of the borrowings under this loan will be used to refinance an existing Netherland guilders term loan which is due to expire in April 2000. As of December 31, 1999, US $9,588 of Netherland guilders borrowings were classified as long-term debt, as the Company had the ability and intent to refinance such debt on a long-term basis. The Company pays commitment fees (0.175% per annum) on the unused portion of the loan agreement.

In 1999, the Company entered into a medium term loan facility with a major bank related to its BAX Global United Kingdom operations. The facility, which is denominated in British pounds, allows for borrowings of up to approximately US $23,000 and is payable in annual installments throughout 2004. Interest on the borrowings under the facility is based on LIBOR plus applicable margin. As of December 31, 1999, the amount outstanding in British pounds was the equivalent of US $8,091.

In 1999, the Company converted its $15,000 short term facility related to its Brink's operations in Argentina to a revolving credit facility with a final maturity of June 2002. Accordingly as of December 31, 1999, borrowings outstanding of $14,496 were included in long-term debt. Interest on the borrowings under the facility is based on LIBOR plus applicable margin. The Company pays commitment fees (0.125% per annum) on the unused portion of the facility.

In 1998, the Company entered into a credit agreement with a major US bank related to BAX Global's Singapore operating unit to finance warehouse facilities. In April 1999, the credit agreement was converted to a term loan maturing in April 2003. At December 31, 1999 and 1998, the amount outstanding in Singapore dollars was the equivalent of US $9,006 and US $10,897, respectively. Interest on the borrowings under the agreement is payable at rates based on Alternate Base Rate, LIBOR US$ Rate, SIBOR (Singapore Inter-Bank Offered Rate) US$ Rate and Adjusted SIBOR-S$ plus the applicable margin.

Various international subsidiaries maintain lines of credit and overdraft facilities aggregating approximately $119,690 with a number of banks on either a secured or unsecured basis. At December 31, 1999, $74,964 was outstanding under such agreements and was included in short-term borrowings. Average interest rates on the lines of credit and overdraft facilities at December 31, 1999 approximated 10.4%. Commitment fees paid on the lines of credit and overdraft facilities are not significant.

At December 31, 1999, the Company had outstanding unsecured letters of credit totaling $70,414 primarily supporting the Company's obligations under its various self-insurance programs, credit facilities and aircraft lease obligations.

The Company maintains agreements with financial institutions under which it sells certain coal receivables to those institutions. Some of these agreements contained provisions for sales with recourse. As of December 31, 1999 and 1998, these transactions were accounted for as secured financings, resulting in the recognition of short-term obligations of $15,121 and $29,734, respectively. These short-term obligations bore interest rates of 5.61% and 5.72%, as of December 31, 1999 and 1998, respectively.

8. NET INCOME PER SHARE

The following is a reconciliation between the calculations of pro forma basic and diluted net income (loss) per share:

                                             Years Ended December 31
The Company                                 1999      1998      1997
-------------------------------------------------------------------------------
Numerator:
Net income                              $ 34,657    66,056   110,198
Convertible Preferred Stock
   dividends, net                         17,621    (3,524)   (3,481)
-------------------------------------------------------------------------------
Basic net income per share numerator      52,278    62,532   106,717
Effect of dilutive securities:
   Convertible Preferred Stock
   dividends, net                        (17,621)        -         -
-------------------------------------------------------------------------------
Diluted net income per
  share numerator                       $ 34,657    62,532   106,717

Denominator:
Pro forma basic weighted average
   common shares outstanding              49,113    48,766    48,361
Effect of dilutive securities:
   Pro forma Convertible Preferred Stock      59         -         -
   Pro forma stock options                   155       484       784
-------------------------------------------------------------------------------
Pro forma diluted weighted average
  common shares outstanding               49,327    49,250    49,145
-------------------------------------------------------------------------------


For purposes of calculating the Company's pro forma basic weighted average common shares outstanding, the basic weighted average common shares outstanding for BAX Stock and Minerals Stock were converted into shares of Pittston Common Stock by multiplying such average shares outstanding by the respective exchange ratios referred to in Note 1. Included in the Company's pro forma diluted weighted average common shares outstanding are common stock equivalents from pro forma converted weighted average stock options and pro forma converted weighted average Convertible Preferred Stock to the extent that such conversions are dilutive. Pro forma converted weighted options are calculated by multiplying those weighted options having an exercise price less than the average fair market value for Brink's Stock, BAX Stock and Minerals Stock by the respective exchange ratios. Converted weighted Convertible Preferred Stock is calculated by multiplying the pro forma weighted average Convertible Preferred Stock by the Minerals exchange ratio. See Notes 1 and 10 for additional information.

Not included in the Company's pro forma diluted net income per share calculations are converted options to the extent that such conversions are antidilutive. Converted options are calculated by multiplying those options having an exercise price greater than the average fair market value for Brink's Stock, BAX Stock and Minerals Stock by the respective exchange ratios. Converted exercise prices related to these converted options are calculated by dividing the exercise price of Brink's Stock, BAX Stock and Minerals Stock by the respective exchange ratios.

Pro forma options to purchase 2,612, 1,154 and 58 shares of Pittston Common Stock, at prices between $19.09 and $315.06 per share, $30.61 and $315.06 per share and $37.06 and $315.06 per share, were outstanding during 1999, 1998 and 1997, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

The conversion of preferred stock to 144 and 146 shares of Pittston Common Stock has been excluded in the computation of diluted net income per share in 1998 and 1997, respectively, because the effect of the assumed conversion would be antidilutive.

The shares of Pittston Common Stock held in The Pittston Company Employee Benefits Trust ("Trust") are subject to the treasury stock method and effectively are not included in the basic and diluted net income per share calculations. As of December 31, 1999, 2,293 pro forma shares of Pittston Common Stock (3,040 in 1998 and 3,174 in 1997) remained in the Trust. (See Note 10.)

The following is a reconciliation between the calculations of basic and diluted net income per share:

                                         Years Ended December 31
Brink's Group                           1999      1998      1997
-------------------------------------------------------------------------------
Numerator:
Net income - Basic and diluted net
   income per share numerator       $ 84,209    79,104    73,622
Denominator:
Basic weighted average common
   shares outstanding                 39,059    38,713    38,273
Effect of dilutive securities:
   Stock options                         143       442       518
-------------------------------------------------------------------------------
Diluted weighted average common
   shares outstanding                 39,202    39,155    38,791
-------------------------------------------------------------------------------

Options to purchase 1,444, 356 and 19 shares of Brink's Stock, at prices between $25.57 and $39.56 per share, $37.06 and $39.56 per share and $37.06 and $38.16 per share, were outstanding during 1999, 1998 and 1997, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

The shares of Brink's Stock held in the Trust are subject to the treasury stock method and effectively are not included in the basic and diluted net income per share calculations. As of December 31, 1999, 1,573 shares of Brink's Stock (2,076 in 1998 and 2,734 in 1997) remained in the Trust. (See Note 10.)

The following is a reconciliation between the calculations of basic and diluted net income (loss) per share:

                                                   Years Ended December 31
BAX Group                                         1999      1998      1997
-------------------------------------------------------------------------------
Numerator:
Net income (loss)-Basic and diluted net
   income (loss) per share numerator         $  33,223    (13,091)   32,348

Denominator:
Basic weighted average common
   shares outstanding                            19,241    19,333    19,448
Effect of dilutive securities:
   Stock options                                     24         -       545
-------------------------------------------------------------------------------
Diluted weighted average common
   shares outstanding                            19,265    19,333    19,993
-------------------------------------------------------------------------------


Options to purchase 2,263 shares of BAX Stock at prices between $9.41 and $27.91 per share, were outstanding during 1999 but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Options to purchase 2,588 shares of BAX Stock at prices between $7.85 and $27.91 per share, were outstanding during 1998 but were not included in the computation of diluted net loss per share because the effect of all options would be antidilutive.

Options to purchase 7 shares of BAX Stock at $27.91 per share, were outstanding during 1997, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

The shares of BAX Stock held in the Trust are subject to the treasury stock method and effectively are not included in the basic and diluted net income
(loss) per share calculations. As of December 31, 1999, 1,350 shares of BAX Stock (1,858 in 1998 and 868 in 1997) remained in the Trust. (See Note 10.)

The following is a reconciliation between the calculations of basic and diluted net income (loss) per share:

                                         Years Ended December 31
Minerals Group                          1999      1998      1997
-------------------------------------------------------------------------------
Numerator:
Net income (loss)                   $(82,775)       43     4,228
Convertible Preferred Stock
   dividends, net                     17,621    (3,524)   (3,481)
-------------------------------------------------------------------------------
Basic net income (loss) per
   share numerator                   (65,154)   (3,481)      747
Effect of dilutive securities:
   Convertible Preferred Stock
   dividends, net                    (17,621)        -         -
-------------------------------------------------------------------------------
Diluted net income (loss) per
  share numerator                   $(82,775)   (3,481)      747

Denominator:
Basic weighted average common
   shares outstanding                  8,890     8,324     8,076
Effect of dilutive securities:
   Convertible Preferred Stock           724         -         -
   Stock options                           -         -        26
-------------------------------------------------------------------------------
Diluted weighted average common
  shares outstanding                   9,614     8,324     8,102
-------------------------------------------------------------------------------


Options to purchase 871 shares of Minerals Stock, at prices between $1.56 and $25.74 per share, were outstanding during 1999 but were not included in the computation of diluted net loss per share because the options' exercise prices were greater than the average market value of the common shares, and, therefore, the effect would be antidilutive.

Options to purchase 789 shares of Minerals Stock, at prices between $2.50 and $25.74 per share, were outstanding during 1998, but were not included in the computation of diluted net loss per share because the effect of all options would be antidilutive.

Options to purchase 446 shares of Minerals Stock, at prices between $12.18 and $25.74 per share, were outstanding during 1997, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

The conversion of preferred stock to 1,764 and 1,785 shares of Minerals Stock has been excluded in the computation of diluted net income (loss) per share in 1998 and 1997, respectively, because the effect of the assumed conversion would be antidilutive.

The shares of Minerals Stock held in the Trust are subject to the treasury stock method and effectively are not included in the basic and diluted net income
(loss) per share calculations. As of December 31, 1999, 813 shares of Minerals Stock (766 in 1998 and 232 in 1997) remained in the Trust. (See Note 10.)

9. STOCK OPTIONS

The Company has various stock-based compensation plans as described below.

Stock Option Plans

The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than 100% of the average quoted market value at the date of grant. All grants made in 1999, 1998 and 1997 have a maximum term of six years. Substantially all 1999 and 1998 grants either vest ratably over three years or vest 100% at the end of the third year. All 1997 grants vest 100% at the end of the third year. The Non-Employee Plan options are granted with a maximum term of ten years. Some options under the Non-Employee Plan vest immediately with the remainder vesting ratably over the first two years; other options vest fully after six months.

As of January 14, 2000 with the elimination of the Company's tracking stock capital structure, the 1988 Plan and Non-Employee Plans were amended to provide that all future grants would be made solely in Pittston Common Stock and that all outstanding options related to BAX Stock and Minerals Stock would be converted into options to purchase Pittston Common Stock. At the Exchange Date, a total of 2,041 shares of BAX Common Stock and 588 shares of Minerals Common Stock were subject to options outstanding under the 1988 Plan and the Non-Employee Plan. Pursuant to the Exchange provisions, the Company converted these options into options for shares of Pittston Common Stock. If the Exchange had occurred as of December 31, 1999, a total of 2,868 shares of Pittston Common Stock would have been subject to options at prices ranging from $9.82 to $315.00 with a weighted average exercise price of $29.53. At December 31, 1999, if the Exchange had occurred, under the 1988 Plan and the Non-Employee Plan, 673 shares of underlying options of Pittston Common Stock would have been authorized to be granted, but not yet granted.

The table below summarizes the activity in all plans for 1999, 1998 and 1997.

                                                       Aggregate
                                                       Exercise
                                           Shares         Price
-------------------------------------------------------------------------------
Brink's Group Common Stock Options:
Outstanding at December 31, 1996            1,916      $ 33,858
Granted                                       428        13,618
Exercised                                    (190)       (2,296)
Forfeited or expired                         (104)       (2,497)
-------------------------------------------------------------------------------
Outstanding at December 31, 1997            2,050      $ 42,683
Granted                                       365        13,748
Exercised                                    (439)       (6,230)
Forfeited or expired                          (35)         (985)
-------------------------------------------------------------------------------
Outstanding at December 31, 1998            1,941      $ 49,216
Granted                                       430        11,515
Exercised                                    (156)       (2,461)
Forfeited or expired                         (384)       (8,798)
-------------------------------------------------------------------------------
Outstanding at December 31, 1999            1,831      $ 49,472
===============================================================================
BAX Group Common Stock Options:
Outstanding at December 31, 1996            2,047      $ 27,589
Granted                                       526        12,693
Exercised                                    (246)       (2,389)
Forfeited or expired                          (71)       (1,223)
-------------------------------------------------------------------------------
Outstanding at December 31, 1997            2,256      $ 36,670
Granted                                       334         4,683
Exercised                                    (236)       (1,868)
Forfeited or expired                         (166)       (3,393)
-------------------------------------------------------------------------------
Outstanding at December 31, 1998            2,188      $ 36,092
Granted                                       514         4,851
Exercised                                     (26)         (247)
Forfeited or expired                         (635)      (10,033)
-------------------------------------------------------------------------------
Outstanding at December 31, 1999            2,041      $ 30,663
===============================================================================
Minerals Group Common Stock Options:
Outstanding at December 31, 1996              583      $  9,132
Granted                                       138         1,746
Exercised                                      (2)          (22)
Forfeited or expired                          (67)         (921)
-------------------------------------------------------------------------------
Outstanding at December 31, 1997              652       $ 9,935
Granted                                       138           721
Exercised                                       -             -
Forfeited or expired                         (128)       (1,668)
-------------------------------------------------------------------------------
Outstanding at December 31, 1998              662       $ 8,988
Granted                                       209           339
Exercised                                       -             -
Forfeited or expired                         (283)       (4,753)
-------------------------------------------------------------------------------
Outstanding at December 31, 1999              588       $ 4,574
===============================================================================

Options exercisable at the end of 1999, 1998 and 1997 for Brink's Stock were 853, 922 and 905, respectively; for BAX Stock were 994, 1,081 and 827, respectively; and for Minerals Stock were 279, 491 and 253, respectively.

The following table summarizes information about stock options outstanding as of December 31, 1999.

                          -----------------------------------------------------
                                  Stock Options    Stock Options
                                    Outstanding      Exercisable
-------------------------------------------------------------------------------
                            Weighted
                             Average
                           Remaining   Weighted         Weighted
                         Contractual    Average          Average
Range of                        Life   Exercise         Exercise
Exercise Prices    Shares    (Years)      Price Shares     Price
-------------------------------------------------------------------------------
Brink's Stock
$  9.82 to 13.79      121      1.24     $10.13     121    $ 10.13
  16.77 to 21.34      314      2.45      18.61     314      18.61
  23.00 to 31.94    1,080      4.08      28.07     317      25.99
  37.47 to 39.56      316      4.72      38.26     101      38.22
-------------------------------------------------------------------------------
Total               1,831                          853
-------------------------------------------------------------------------------
BAX Stock
$  7.85 to 11.29      722      4.62     $ 9.11     139    $  8.17
  13.41 to 16.32      555      2.44      14.62     446      14.49
  17.06 to 21.13      423      2.85      18.23     405      18.20
  23.88 to 27.91      341      3.39      24.26       4      27.91
-------------------------------------------------------------------------------
Total               2,041                          994
-------------------------------------------------------------------------------
Minerals Stock
$  1.56 to 6.53       263      5.38     $ 2.23      23    $  4.25
   9.50 to 11.88      200      1.99      10.23     199      10.23
  12.69 to 16.63       97      2.84      13.15      29      14.21
  18.63 to 25.74       28      3.76      24.24      28      24.24
-------------------------------------------------------------------------------
Total                 588                          279
-------------------------------------------------------------------------------

Employee Stock Purchase Plan

As of December 31, 1999, under the 1994 Employee Stock Purchase Plan (the "ESPP"), the Company was authorized to issue up to 750 shares of Brink's Stock, 375 shares of BAX Stock and 650 shares of Minerals Stock, to its employees who have six months of service and who complete minimum annual work requirements. If the Exchange had occurred on December 31, 1999, the maximum number of shares of Pittston Common Stock that may be issued pursuant to the ESPP would have been 985, of which, 411 shares would have been issued. Under the terms of the ESPP, employees may elect each six-month period (beginning January 1 and July 1), to have up to 10 percent of their annual earnings withheld to purchase any or all of the three classes of the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market price. Under the ESPP, the Company sold 60, 41 and 43 shares of Brink's Stock; 62, 48 and 29 shares of BAX Stock; and 165, 118 and 46 shares of Minerals Stock, to employees during 1999, 1998 and 1997, respectively.

Accounting for Plans

The Company has adopted the disclosure - only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the accompanying financial statements. Had compensation costs for the Company's plans been determined based on the fair value of awards at the grant dates, consistent with SFAS No. 123, then the net income and net income per share would approximate the pro forma amounts indicated below:

                                       1999       1998     1997
-------------------------------------------------------------------------------
Net Income (loss) attributed to common shares (a)
The Company
   As Reported                     $ 52,278     62,532  106,717
   Pro Forma                         47,197     57,550  101,746
Brink's Group
   As Reported                       84,209     79,104   73,622
   Pro Forma                         81,230     76,251   71,240
BAX Group
   As Reported                       33,223    (13,091)  32,348
   Pro Forma                         31,327    (15,017)  30,170
Minerals Group
   As Reported                      (65,154)    (3,481)     747
   Pro Forma                        (65,361)    (3,684)     336
-------------------------------------------------------------------------------

                                       1999       1998    1997
-------------------------------------------------------------------------------
Net Income (loss) per common share (a)
The Company
Basic, As Reported (b)              $  1.06       1.28     2.21
Basic, Pro Forma                       0.96       1.18     2.11
Diluted, As Reported (b)               0.70       1.27     2.17
Diluted, Pro Forma                     0.60       1.17     2.07
Brink's Group
Basic, As Reported                  $  2.16       2.04     1.92
Basic, Pro Forma                       2.08       1.97     1.86
Diluted, As Reported                   2.15       2.02     1.90
Diluted, Pro Forma                     2.07       1.95     1.84
BAX Group
Basic, As Reported                     1.73      (0.68)     1.66
Basic, Pro Forma                       1.63      (0.78)     1.55
Diluted, As Reported                   1.72      (0.68)     1.62
Diluted, Pro Forma                     1.63      (0.78)     1.51
Minerals Group
Basic, As Reported                    (7.33)     (0.42)     0.09
Basic, Pro Forma                      (7.35)     (0.44)     0.04
Diluted, As Reported                  (8.61)     (0.42)     0.09
Diluted, Pro Forma                    (8.63)     (0.44)     0.04
-------------------------------------------------------------------------------
(a) The pro forma disclosures shown may not be representative of the effects on reported net income in future years.

(b) These "as reported" net income per share amounts are calculated using pro forma basic and diluted shares. See Note 8.

The fair value of each stock option grant used to compute pro forma net income and net income per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model. The assumptions used in the model to value options at the time of grant do not recognize any potential effects of the Exchange. However, it is management's best estimate that the assumptions used reflect, in aggregate, the expected attributes of the Pittston Common Stock.

The weighted-average assumptions used in the model are as follows:

                                           1999    1998     1997
-------------------------------------------------------------------------------
Expected dividend yield:
   Brink's Stock                          0.3%     0.3%     0.3%
   BAX Stock                              1.7%     1.7%     1.0%
   Minerals Stock                         4.3%     1.8%     5.4%
Expected volatility:
   Brink's Stock                          32%      31%      32%
   BAX Stock                              64%      50%      29%
   Minerals Stock                         44%      45%      43%
Risk-Free interest rate:
   Brink's Stock                          6.0%     5.3%     6.2%
   BAX Stock                              6.0%     5.3%     6.2%
   Minerals Stock                         6.0%     5.3%     6.2%
Expected term (in years): (a)
   Brink's Stock                           4.3      4.4      4.9
   BAX Stock                               4.4      4.3      4.8
   Minerals Stock                          2.8      3.8      4.2
-------------------------------------------------------------------------------

(a) The expected term assumptions for 1998 have been restated. However such restatements have no impact on the pro forma compensation expense for 1998 as the expected terms, as restated, were used in the determination of compensation expense using the Black-Scholes model.

Using these assumptions in the Black-Scholes model, the weighted-average fair value of options granted during 1999, 1998 and 1997 for the Brink's Stock is $3,922, $4,593 and $5,155, for the BAX Stock is $2,473, $1,928 and $4,182 and
for the Minerals Stock is $89, $250 and $487, respectively.

Under SFAS No. 123, compensation expense is also recognized for the fair value of employee stock purchase rights. Because the Company settles its employee stock purchase rights under the ESPP at the end of each six-month offering period, the fair value of these purchase rights was calculated using actual market settlement data. The weighted-average fair value of the stock purchase rights granted in 1999, 1998 and 1997 was $172, $205 and $455 for Brink's Stock, $148, $93 and $222 for BAX Stock, and $42, $58 and $247 for Minerals Stock, respectively.

10. CAPITAL STOCK

As discussed in Note 1, on January 14, 2000, the Company exchanged all of the BAX Stock and Minerals Stock for shares of Brink's Stock. Subsequent to that date, Brink's Stock is the only outstanding class of common stock of the Company. Holders of Minerals Stock received 0.0817 shares of Brink's Stock for each share of their Minerals Stock; and holders of BAX Stock received 0.4848 shares of Brink's Stock for each share of their BAX Stock. The exchange ratios for the BAX Stock and the Minerals Stock were calculated pursuant to the formula fixed and approved by shareholders of the Company at the creation of the three classes of tracking stock in 1993 and 1996. The formula provides that shareholders of BAX Stock and Minerals Stock are entitled to receive Brink's Stock with a Fair Market Value equal to 115% of the Fair Market Value of BAX Stock and Minerals Stock, as applicable. The "Fair Market Value" of each class of common stock was determined by taking the average of the closing prices of that class of common stock on the New York Stock Exchange for the 10 trading days beginning 30 business days prior to the first public announcement of the exchange proposal, which occurred on December 6, 1999.

As a result of the Exchange, the Company has issued 10,919 shares of Pittston Common Stock, which consists of 9,495 shares of Pittston Common Stock equal to 100% of the Fair Market Value of all BAX Stock and Minerals Stock exchanged on January 14, 2000, and 1,424 shares of Pittston Common Stock (with a market value as of January 14, 2000 of $28,974) equal to the additional 15% of the Fair Market Value of BAX Stock and Minerals Stock exchanged pursuant to the above-described formula.

The Company has authority to issue up to 2,000 shares of preferred stock, par value $10 per share. In January 1994, the Company issued $80,500 or 161 shares of its $31.25 Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available; therefore, when, as and if declared by the Board, and bears a liquidation preference of $500 per share, plus an amount equal to accrued and unpaid dividends, if any, thereon. Subsequent to the Exchange Date, each share of the Convertible Preferred Stock is convertible at the option of the holder at any time, unless previously redeemed or, under certain circumstances, called for redemption, into shares of Pittston Common Stock at an adjusted conversion price of $393.819 per share of Pittston Common Stock (calculated by dividing the original conversion price of $32.175 per share by the 0.0817 exchange ratio for the Minerals Stock), subject to adjustment in certain circumstances. The Company may at its option, redeem the Convertible Preferred Stock, in whole or in part, for cash at a price of $512.500 per share, effective February 1, 2000, and thereafter at prices declining ratably annually on each February 1 to an amount equal to $500.00 per share on and after February 1, 2004, plus in each case an amount equal to accrued and unpaid dividends on the date of redemption. Except under certain circumstances or as prescribed by Virginia law, shares of the Convertible Preferred Stock are nonvoting. Other than the Convertible Preferred Stock, no shares of preferred stock are presently issued or outstanding.

In February 2000, under the Company's common share repurchase program, the Board reaffirmed the authority to purchase, from time to time, of up to 900 shares of Pittston Common Stock, not to exceed an aggregate purchase cost of $22,184. Such shares are to be purchased from time to time in the open market or in private transactions, as conditions warrant.

In May 1997, the Board authorized the Company to purchase, from time to time, shares of the Convertible Preferred Stock, not to exceed an aggregate purchase cost of $25,000. In March 1999, the Board increased the authority to $28,536. As of December 31, 1999, the Company had the remaining authority to purchase an additional $7,556 of its Convertible Preferred Stock since during 1999 the Company purchased stock with an aggregate value of $20,980. The authority to acquire shares remains in effect.

Under the share repurchase program, the Company purchased shares in the periods presented as follows:

                                         Years Ended December 31
(In thousands)                                   1999       1998
-------------------------------------------------------------------------------
Brink's Stock:
Shares                                          100.0      149.5
Cost                                         $  2,514      5,617

BAX Stock:
Shares                                              -      1,047
Cost                                         $      -     12,674

Convertible Preferred Stock:
Shares                                           83.9        0.4
Cost                                         $ 20,980        146
Excess carrying amount (a)                   $ 19,201         23
-------------------------------------------------------------------------------

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years is deducted from preferred dividends in the Company's Statement of Operations.

In 1999, 1998 and 1997, dividends paid on the Convertible Preferred Stock amounted to $1,580, $3,547 and $3,589, respectively. During 1999, 1998 and 1997, the Board declared and the Company paid dividends of $3,907, $3,874 and $3,755 on Brink's Stock, $4,623, $4,642 and $4,805 on BAX Stock, and $216, $1,969 and
$5,176 on Minerals Stock, respectively.

In February 2000, the Board declared a cash dividend of $0.025 per share on Pittston Common Stock, payable on March 1, 2000 to shareholders of record on February 15, 2000.

Under an Amended and Restated Rights Agreement dated as of January 14, 2000, holders of Pittston Common Stock have rights to purchase a new Series A Participating Cumulative Preferred Stock (the "Series A Preferred Stock") of the Company at the rate of one right for each share of Pittston Common Stock. Each right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series A Preferred Stock at a purchase price of $60.00, subject to adjustment.

Each fractional share of Series A Preferred Stock will be entitled to participate in dividends and to vote on an equivalent basis with one whole share of Pittston Common Stock. Each right will not be exercisable until after a third party acquires 15% or more of the total voting rights of all outstanding Pittston Common Stock or on such date as may be designated by the Board after commencement of a tender offer or exchange offer by a third party for 15% or more of the total voting rights of all outstanding Pittston Common Stock.

If after the rights become exercisable, the Company is acquired in a merger or other business combination, each right will entitle the holder to purchase, for the purchase price, common stock of the surviving or acquiring company having a market value of twice the purchase price. In the event a third party acquires 15% or more of all outstanding Pittston Common Stock, the rights will entitle each holder to purchase, at the purchase price, that number of fractional shares of Series A Preferred Stock equivalent to the number of shares of common stock which at the time of the triggering event would have a market value of twice the purchase price. As an alternative to the purchase described in the previous sentence, the Board may elect to exchange the rights for other forms of consideration, including that number of shares of common stock obtained by dividing the purchase price by the market price of the common stock at the time of the exchange or for cash equal to the purchase price. The rights may be redeemed by the Company at a price of $0.01 per right and expire on September 25, 2007.

In December 1992, the Company formed The Pittston Company Employee Benefits Trust (the "Trust") to hold shares of its common stock (initially 4,000 shares) to fund obligations under certain employee benefit programs. The Trust first began funding obligations under the Company's various plans in September 1995 that provide for the issuance of stock. In November 1998, the Company sold for a promissory note from the Trust, 1,500 new shares of BAX Stock and 800 new shares of Minerals Stock at a price equal to the closing value of each stock, respectively, on the date prior to issuance. In October 1999, the Company sold for a promissory note from the Trust, 900 new shares of Minerals Stock at a price equal to the closing value of the stock on the date prior to issuance. As of December 31, 1999, 1,573 shares of Brink's Stock (2,076 in 1998), 1,350 shares of BAX Stock (1,858 in 1998) and 813 shares of Minerals Stock (766 in
1998) remained in the Trust, carried at market value. These shares will be voted by the trustee in the same proportion as those voted by the Company's employees participating in the Company's Savings Investment Plan. The fair market value of the shares held in the Trust is included in each issue of common stock and capital in excess of par. Shares of BAX Stock and Minerals Stock held in the Trust were converted on the Exchange Date for 0.4848 shares and 0.0817 shares of Brink's Stock, respectively.

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

In the first quarter of 1999, the Company purchased 67% (representing substantially all of the remaining shares) of BAX Global's affiliate in Taiwan, for approximately $1,700 in cash. Based on a preliminary estimate of the fair value of assets acquired and liabilities assumed, the acquisition resulted in goodwill of $2,624. If the acquisition had occurred on January 1, 1997, the pro forma impact on the Company's revenues, net income or net income per share in 1997 and 1998 would not have been material.

In the first quarter of 1998, the Company purchased 62% (representing substantially all of the remaining shares) of its Brink's affiliate in France ("Brink's S.A.") for payments aggregating US $39,000, including interest, over three years. In addition, the Company assumed estimated liabilities of approximately US $125,700. The acquisition was funded primarily through a note to the seller (See Note 7.) The fair value of assets acquired approximated US $127,000 (including US $9,200 in cash). Based on an estimate of fair values of assets acquired and liabilities assumed, the acquisition resulted in goodwill of approximately US $37,000. Brink's S.A. had annual revenues of approximately US $220,000 in 1997. If this acquisition had occurred on January 1, 1997, the pro forma impact on the Company's net income or net income per share in 1997 and 1998 would not have been material. Also during 1998, the Company purchased the remaining 50% interest in its Brink's affiliate in Germany.

On April 30, 1998, the Company acquired the privately held ATI for approximately $29,000. The acquisition was funded through the revolving credit portion of the Company's bank credit agreement. Based on an estimate of the fair value of assets acquired and liabilities assumed, the acquisition resulted in goodwill of approximately $9,300. If this acquisition had occurred on January 1, 1997, the pro forma impact on the Company's revenues, net income or net income per share in 1997 and 1998 would not have been material.

In the first quarter of 1997, the Company increased its ownership position in its Brink's Venezuelan affiliate, Custodia y Traslado de Valores, C.A. ("Custralvalca"), from 15% to 61%. The acquisition was financed through a syndicate of local Venezuelan banks. In conjunction with this transaction, Brink's acquired an additional 31% interest in Brink's Peru S.A. bringing its total interest to 36%.

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

12. COAL JOINT VENTURE

The Company, through a wholly-owned indirect subsidiary, has a partnership agreement, Dominion Terminal Associates ("DTA"), with three other coal companies to operate coal port facilities in Newport News, Virginia, in the Port of Hampton Roads (the "Facilities"). The Facilities, in which the Company's wholly owned indirect subsidiary has a 32.5% interest, have an annual throughput capacity of 22,000 tons, with a ground storage capacity of approximately 2,000 tons. The Facilities are financed by a series of coal terminal revenue refunding bonds issued by the Peninsula Ports Authority of Virginia (the "Authority"), a political subdivision of the Commonwealth of Virginia, in the aggregate principal amount of $132,800, of which $43,160 are guaranteed by the Company. These bonds bear a fixed interest rate of 7.375%. The Authority owns the Facilities and leases them to DTA for the life of the bonds, which mature on June 1, 2020. DTA may purchase the Facilities for one dollar at the end of the lease term. The obligations of the partners are several, and not joint.

Under loan agreements with the Authority, DTA is obligated to make payments sufficient to provide for the timely payment of the principal and interest on the bonds. Under a throughput and handling agreement, the Company has agreed to make payments to DTA that in the aggregate will provide DTA with sufficient funds to make the payments due under the loan agreements and to pay the Company's share of the operating costs of the Facilities. The Company has also unconditionally guaranteed the payment of the principal and premium, if any, and the interest on the bonds. Payments for operating costs aggregated $2,534 in 1999, $3,168 in 1998 and $4,691 in 1997. The Company has the right to use 32.5% of the throughput and storage capacity of the Facilities subject to user rights of third parties which pay the Company a fee. The Company pays throughput and storage charges based on actual usage at per ton rates determined by DTA.

See Note 4 for a discussion of an impairment charge recorded in 1999 related to the Company's interest in DTA.

13. LEASES

The Company and its subsidiaries lease aircraft, facilities, vehicles, computers and coal mining and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options.

As of December 31, 1999, aggregate future minimum lease payments under noncancellable operating leases were as follows:

                                            Equipment
                      Aircraft Facilities     & Other      Total
-------------------------------------------------------------------------------
2000                $   39,613     63,935      38,119    141,667
2001                    34,815     57,071      27,812    119,698
2002                    19,373     47,006      20,321     86,700
2003                     4,220     39,729      13,611     57,560
2004                         -     34,453       9,274     43,727
2005                         -     26,563       3,542     30,105
2006                         -     23,469       1,324     24,793
2007                         -     22,379         930     23,309
Later Years                  -     96,058       1,503     97,561
-------------------------------------------------------------------------------
Total               $   98,021    410,663     116,436    625,120
-------------------------------------------------------------------------------

These amounts are net of aggregate future minimum noncancellable sublease rentals of $1,906.

Net rent expense amounted to $160,091 in 1999, $141,231 in 1998 and $121,763 in 1997 and includes rent expense for certain vehicles with initial lease terms of less than one year.

The Company incurred capital lease obligations of $9,144 in 1999, $13,307 in 1998 and $4,874 in 1997. In addition, in conjunction with the 1998 acquisition of the Brink's affiliate in France (see Note 11), capital lease obligations of US $30,000 were assumed.

Minimum future lease payments under capital leases as of December 31, 1999, for each of the next five years and in the aggregate are:

-------------------------------------------------------------------------------
2000                                                   $  11,977
2001                                                       9,107
2002                                                       5,561
2003                                                       3,725
2004                                                       3,011
Subsequent to 2004                                         8,662
-------------------------------------------------------------------------------

Total minimum lease payments                              42,043
Less: Executory costs                                         26
-------------------------------------------------------------------------------
Net minimum lease payments                                42,017
Less: Amount representing interest                         6,230
-------------------------------------------------------------------------------
Present value of net minimum lease payment             $  35,787
-------------------------------------------------------------------------------

Interest rates on capitalized leases vary from 6.1% to 33.0% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

There were no non-cancellable subleases and no contingent rental payments in 1999 or 1998.

At December 31, 1999, the Company had contractual commitments with a third party to provide aircraft usage and services to the Company. The fixed and determinable portion of the obligations under these agreements aggregate approximately $105,000 and expire from 2000 to 2003 as follows:

              2000             $      42,720
              2001                    37,680
              2002                    21,720
              2003                     2,880

Spending under these agreements, including any variable component, was $57,488 in 1999, $60,846 in 1998 and $39,204 in 1997.

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

The net pension expense for 1999, 1998 and 1997 for all plans is as follows:

                                       Years Ended December 31
                                       1999       1998     1997
-------------------------------------------------------------------------------
Service cost-benefits earned
  during year                       $24,417     19,932   15,283
Interest cost on projected benefit
  obligation                         32,466     30,181   26,978
Return on assets-expected           (48,914)   (45,115) (40,894)
Other amortization, net               2,860      2,156      564
-------------------------------------------------------------------------------
Net pension expense                 $10,829      7,154    1,931
-------------------------------------------------------------------------------


The assumptions used in determining the net pension expense for the Company's primary pension plan were as follows:

                                            1999    1998     1997
-------------------------------------------------------------------------------
Interest cost on projected benefit
  obligation                                7.0%    7.5%     8.0%
Expected long-term rate of return
  on assets                                10.0%   10.0%    10.0%
Rate of increase in compensation levels     4.0%    4.0%     4.0%
===============================================================================


Reconciliations of the projected benefit obligation, plan assets, funded status and prepaid pension expense at December 31, 1999 and 1998 for the Company's primary pension plan as well as other less significant foreign and domestic plans are as follows:

                                                       Years Ended December 31
                                                               1999       1998
-------------------------------------------------------------------------------
Projected benefit obligation at beginning of year         $ 498,066    402,252
Service cost-benefits earned during the year                 24,417     19,932
Interest cost on projected benefit obligation                32,466     30,181
Plan participants' contributions                              1,437      1,070
Acquisitions and plan amendments                              1,676      8,128
Benefits paid                                               (21,605)   (18,485)
Actuarial (gain) loss                                       (58,286)    54,520
Foreign currency exchange rate changes                       (3,403)       468
-------------------------------------------------------------------------------
Projected benefit obligation at end of year               $ 474,768    498,066
-------------------------------------------------------------------------------
Fair value of plan assets at beginning of year            $ 566,172    511,245
Return on assets - actual                                   114,079     69,803
Acquisitions                                                    283      1,440
Plan participants' contributions                              1,437      1,070
Employer contributions                                        2,580      1,744
Benefits paid                                               (21,605)   (18,485)
Foreign currency exchange rate changes                       (2,437)      (645)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year                  $ 660,509    566,172
-------------------------------------------------------------------------------

Funded status                                             $ 185,741     68,106
Unamortized initial net asset                                   (77)      (756)
Unrecognized experience (gain) loss                         (89,311)    38,061
Unrecognized prior service cost                               1,791      1,383
-------------------------------------------------------------------------------
Net pension assets                                           98,144    106,794
-------------------------------------------------------------------------------
Current pension liabilities                                     795      6,078
Noncurrent pension liabilities                               23,537      6,628
-------------------------------------------------------------------------------
Deferred pension assets per balance sheet                 $ 122,476    119,500
-------------------------------------------------------------------------------

For the valuation of the Company's primary pension plan obligations and the calculation of the funded status, the discount rate was 7.5% in 1999 and 7.0% in 1998. The expected long-term rate of return on assets was 10% and the rate of increase in compensation levels was 4% in both years. The change in the unrecognized experience (gain) loss from a loss in 1998 to a gain in 1999 is primarily due to an actuarial gain in 1999 resulting from the change in the discount rate and the actual return on assets in 1999, which exceeded the expected return.

The unrecognized initial net asset at January 1, 1986 (January 1, 1989 for certain foreign pension plans), the date of adoption of Statement of Financial Accounting Standards No. 87, has been amortized over the estimated remaining average service life of the employees.

The Company and its subsidiaries also provide certain postretirement health care and life insurance benefits for eligible active and retired employees in the United States and Canada. For the years 1999, 1998 and 1997, the components of periodic expense for these postretirement benefits were as follows:

                                                        Years Ended December 31
                                                           1999    1998    1997
-------------------------------------------------------------------------------
Service cost-benefits earned during the year            $ 1,442   1,167   1,610
Interest cost on accumulated postretirement
   benefit obligation                                    23,084  22,412  22,112
Amortization of losses                                    5,115   2,929   1,389
-------------------------------------------------------------------------------
Total expense                                           $29,641  26,508  25,111
-------------------------------------------------------------------------------

The actuarially determined and recorded liabilities for the following postretirement benefits have not been funded.

Reconciliations of the accumulated postretirement benefit obligation, funded status and accrued postretirement benefit cost at December 31, 1999 and 1998 are as follows:

                                                        Years Ended December 31
                                                               1999        1998
-------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at beginning of year                        $  336,831    313,921
Service cost-benefits earned during the year                   1,442      1,167
Interest cost on accumulated postretirement
   benefit obligation                                         23,084     22,412
Benefits paid                                                (23,591)   (18,463)
Actuarial (gain) loss                                         (2,551)    17,855
Foreign currency exchange rate changes                            45        (61)
-------------------------------------------------------------------------------
Total accumulated postretirement benefit
   obligation at end of year                              $  335,260    336,831
-------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at end of year-retirees                     $  283,154    282,687
Accumulated postretirement benefit
   obligation at end of year-active participants              52,106     54,144
-------------------------------------------------------------------------------
Total accumulated postretirement benefits
   obligation at end of year                              $  335,260    336,831
-------------------------------------------------------------------------------
Funded status                                             $ (335,260)  (336,831)
Unrecognized experience loss                                  70,508     78,173
-------------------------------------------------------------------------------
Accrued postretirement benefit cost at
   end of year                                            $ (264,752)  (258,658)
-------------------------------------------------------------------------------


The accumulated postretirement benefit obligation was determined using the unit credit method and an assumed discount rate of 7.5% in 1999 and 7.0% in 1998. The assumed health care cost trend rate used in 1999 was 5.81% for pre-65 retirees, grading down to 5% in the year 2001. For post-65 retirees, the assumed trend rate in 1999 was 5.48%, grading down to 5% in the year 2001. The assumed Medicare cost trend rate used in 1999 was 5.37%, grading down to 5% in the year 2001.

A one percentage point increase each year in the assumed health care cost trend rate used would have resulted in an increase of approximately $3,100 in the aggregate service and interest components of expense for the year 1999, and an increase of approximately $42,300 in the accumulated postretirement benefit obligation at December 31, 1999.

A one percentage point decrease each year in the assumed health care cost trend rate would have resulted in a decrease of approximately $2,600 in the aggregate service and interest components of expense for the year 1999 and a decrease of approximately $35,000 in the accumulated postretirement benefit obligation at December 31, 1999.

Under the 1990 collective bargaining agreement with the United Mine Workers of America ("UMWA"), the Company agreed to make payments at specified contribution rates for the benefit of the UMWA employees. The trustees of the UMWA pension fund contested the agreement and brought action against the Company. While the case was in litigation, Minerals Group's benefit payments were made into an escrow account for the benefit of union employees. During 1996, the case was settled and the escrow funds were released. As a result of the settlement, the Coal Operations subsidiaries agreed to continue their participation in the UMWA 1974 pension plan at defined contribution rates. Under this plan, expense recognized in 1999, 1998 and 1997 was $57, $574 and $1,128, respectively.

Expense recognized in 1999, 1998 and 1997 for other multi-employer plans was $579, $765 and $640, respectively.

The Company also sponsors a 401(k) Savings-Investment Plan to assist eligible employees in providing for retirement or other future financial needs. Employee contributions are matched at rates of 50% to 125% up to 5% of compensation (subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended). Contribution expense under the plan aggregated $8,552 in 1999, $7,745 in 1998 and $7,362 in 1997.

The Company sponsors other defined contribution benefit plans based on hours worked, tons produced or other measurable factors. Contributions under all of these plans aggregated $1,509 in 1999, $986 in 1998 and $206 in 1997.

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund to which "signatory operators" and "related persons", including the Company and certain of its subsidiaries (collectively, the "Pittston Companies") are jointly and severally liable to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers ("unassigned beneficiaries") including, in the Company's case, the Pittston Companies, in amounts determined on the basis set forth in the Health Benefit Act. In October 1993 and at various times in subsequent years, the Pittston Companies have received notices from the Social Security Administration (the "SSA") with regard to the assigned beneficiaries for which the Pittston Companies are responsible under the Health Benefit Act. For 1999, 1998 and 1997, these amounts, on a pretax basis, were approximately $10,400, $9,600 and $9,300, respectively. As a result of legal developments in 1998 involving the Health Benefit Act, the Company experienced an increase in its assessments under the Health Benefit Act for the twelve month period beginning October 1, 1998, approximating $1,700, $1,100 of which relates to retroactive assessments for years prior to 1998. This increase consisted of charges for death benefits which are provided for by the Health Benefit Act, but which previously had been covered by other funding sources. As with all of the Company's Health Benefit Act assessments, this amount was paid in 12 equal monthly installments over the plan year that began October 1, 1998. The Company is unable to determine at this time whether any other additional amounts will apply in future plan years.

The Company currently estimates that the annual cash funding under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue at the same level for the next several years and should begin to decline thereafter as the number of such assigned beneficiaries decreases. Based on the number of beneficiaries actually assigned by the SSA, the Company estimates the aggregate pretax liability relating to the Pittston Companies' beneficiaries at approximately $154,200, which when discounted at 7.5% provides a present value estimate of approximately $78,000. The reduction in the present value estimate from approximately $99,000 as of December 31, 1998 reflected a change in certain actuarial assumptions to reflect actual experience and, to a lesser extent, a decrease in the discount rate. The Company accounts for its obligations under the Health Benefit Act as a participant in a multi-employer plan and the annual cost is recognized on a pay-as-you-go basis.

In addition, under the Health Benefit Act, the Pittston Companies are jointly and severally liable for certain post-retirement health benefits for thousands of retired union mine workers and their dependents. Substantially all of the Company's accumulated postretirement benefit obligation as of December 31, 1999 for retirees of $283,154 relates to such retired workers and their beneficiaries.

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

The Company has established a Voluntary Employees' Beneficiary Association ("VEBA") in order to tax efficiently fund certain retiree medical liabilities primarily for retired coal miners and their dependents. While the anticipated proceeds from the planned sales of the coal business will provide funding for the VEBA, additional funding from operations may be required over time. The Company contributed $15,000 to the VEBA in December 1999.

15. RESTRUCTURING AND OTHER EXIT COSTS

At December 31, 1999, Coal Operations had a liability of $20,218 for various restructuring costs which was recorded as restructuring and other charges in the Consolidated Statement of Operations in years prior to 1995. Although coal production has ceased at the mines covered by the accrual, Coal Operations will incur reclamation and environmental costs for several years to bring these properties into compliance with standards for closed sites under federal and state environmental laws. However, management believes that the accrual, as adjusted at December 31, 1999, should be sufficient to provide for these future costs. Management does not anticipate material additional future charges to operating earnings for these facilities, although continual cash funding will be required over the next several years.

As a result of favorable workers' compensation claim development and changes in estimates for mine and plant closure expenses, Coal Operations reversed previously accrued amounts by $1,467, $1,479 and $3,104 in 1999, 1998 and 1997, respectively.

The following table analyzes the changes in liabilities during the last three years for facility closure costs recorded as restructuring and other charges:

                                                    Employee
                                        Mine    Termination,
                              Leased     and         Medical
                           Machinery   Plant             and
                                 and Closure       Severance
(In thousands)             Equipment   Costs           Costs    Total
-------------------------------------------------------------------------------
Balance December 31, 1996    $   376  12,439          25,285   38,100
Reversals                          -       -           3,104    3,104
Payments (a)                     376   1,764           2,010    4,150
Other                              -     468            (468)       -
-------------------------------------------------------------------------------
Balance December 31, 1997          -  11,143          19,703   30,846
Reversals                          -       -           1,479    1,479
Payments (b)                       -   1,238           1,917    3,155
Other reductions (c)               -     999               -      999
-------------------------------------------------------------------------------
Balance December 31, 1998          -   8,906          16,307   25,213
Reversals                          -     616             851    1,467
Payments (d)                       -   1,694           1,834    3,528
-------------------------------------------------------------------------------
Balance December 31, 1999    $     -   6,596          13,622   20,218
-------------------------------------------------------------------------------

(a) Of the total payments made in 1997, $3,053 was for liabilities recorded in years prior to 1993, $125 was for liabilities recorded in 1993 and $972 was for liabilities recorded in 1994.

(b) Of the total payments made in 1998, $2,491 was for liabilities recorded in years prior to 1993, $10 was for liabilities recorded in 1993 and $654 was for liabilities recorded in 1994.

(c) These amounts represent the assumption of liabilities by third parties as a result of sales transactions.

(d) Of the total payments made in 1999, $3,105 was for liabilities recorded in years prior to 1993, $1 was for liabilities recorded in 1993 and $422 was for liabilities recorded in 1994.

During the next twelve months, expected cash funding of these charges is expected to approximate $3,000 to $5,000. The liability for mine and plant closure costs is expected to be satisfied over the next seven years, of which approximately 50% is expected to be paid over the next two years. Approximately half of the liability for workers' compensation is estimated to be settled over the next four years with the balance paid during the following five to seven years.

During 1998, approximately $7,000 was accrued for severance and other expenses primarily stemming from a realignment of BAX Global's organizational structure. During 1999, the entire severance accrual was paid out in cash with the exception of $100 which was reversed into income representing the unused portion of the original accrual.

In late 1999, the Company announced the closure of its Meadow River mine in West Virginia, resulting in a charge of approximately $8,600, of which approximately $5,300 related to the impairment of long-lived assets and approximately $3,300 related to other closure costs. Substantially all of the $3,300 closure costs are expected to be paid in cash by the end of 2000.

16. OTHER OPERATING INCOME

Other operating income generally includes royalty income, gains on sales of assets and foreign exchange transactions gains and losses. Other operating income also includes the Company's share of net income of unconsolidated affiliated companies carried on the equity method of $4,303, $1,602 and $539 for 1999, 1998 and 1997, respectively.

Summarized financial information presented includes the accounts of the following equity affiliates (a):

                                                    Ownership
                                              At December 31, 1999
------------------------------------------------------------------
Servicio Pan Americano De Protection, S.A. (Mexico)           20%
Brink's Panama, S.A.                                          49%
Brink's Peru, S.A.                                            36%
Security Services (Brink's Jordan), W.L.L.                    45%
Brink's-Allied Limited (Ireland)                              50%
Brink's Arya India Private Limited                            40%
Brink's Pakistan (Pvt.) Limited                               49%
Brink's (Thailand) Ltd.                                       40%
Mining Project Investors Limited (Australia) (b)              45%
MPI Gold (USA) (b)                                            45%
=================================================================


                                     1999        1998        1997
------------------------------------------------------------------
Revenues                        $ 350,327     415,216     638,624
Gross profit                       80,776      56,471      97,976
Net income (loss)                  16,836        (204)      4,427
Current assets                     94,918      82,771     131,160
Noncurrent assets                 135,666     113,167     215,531
Current liabilities                73,299      76,990     153,247
Noncurrent liabilities             56,197      43,138      84,170
Net equity                        101,088      75,810     109,274
==================================================================

(a) Also includes amounts related to equity affiliates who were either sold prior to December 31, 1999 or became consolidated affiliates through increased ownership prior to December 31, 1999 (most notably BAX International Forwarding LTD (Taiwan) in 1999 and Brink's S.A. France and Brink's Schenker Germany in
1998). All amounts for such affiliates are presented pro-rata, where applicable.

(b) 40% ownership on a fully diluted basis.

Undistributed earnings of such companies included in consolidated retained earnings approximated $18,300 at December 31, 1999.

17. SEGMENT INFORMATION

The Company has five reportable segments: Brink's, BHS, BAX Global, Coal Operations and Other Operations. Management has determined these reportable segments based on how resources are allocated and how operating decisions are made. The Company's reportable segments are business units that offer different types of products and services. Management evaluates performance and allocates resources based on operating profit or loss excluding corporate allocations.

Prior to 1999, the Company had five reportable segments: Brink's, BHS, BAX Global, Pittston Coal and Mineral Ventures, where Pittston Coal included the Company's coal, gas and timber operations. As a result of the decision to exit the coal business (discussed in Note 4), there has been a realignment of the Company's natural resource operating segments based on how resources are now allocated and operating decisions are made. The business and security services segments - Brink's, BHS and BAX Global - remain the same. The Company is now comprised of five operating segments - Brink's, BHS, BAX Global, the Coal Operations of Pittston Coal and Other Operations, which consists of Mineral Ventures and Pittston Coal's timber and gas operations (collectively, "Allied Operations"). Segment information presented for years prior to 1999 has been restated to reflect this change in the reportable segments of the Company.

Brink's is a worldwide security transportation and services company and BHS installs and monitors residential security systems in the United States and Canada. BAX Global is a transportation and supply chain management company offering multi-model freight forwarding to business-to-business shippers through a global network. Coal Operations produces and markets low sulphur steam coal used for the generation of electricity. It also mines and markets high quality metallurgical coal for steel production worldwide. Other Operations consists of Mineral Ventures and Allied Operations, which is comprised of Pittston Coal's gas and timber operations. Mineral Ventures is a gold production and exploration company which has interests in a gold mine in Australia and explores for gold and base metals in Australia and Nevada. The Company's gas operations provide royalty and other income from gas development and operation of the Company's natural gas reserves by third parties. The Company's timber operations provide income from the sale of timber cutting rights on certain Company properties as well as from the operation of a sawmill and a chipmill.

Operating segment information is as follows:


                                                        Years Ended December 31
                                                   1999        1998        1997
-------------------------------------------------------------------------------
Net Sales and Operating Revenues:
Brink's                                      $1,372,491   1,247,681     921,851
BHS                                             228,720     203,586     179,583
BAX Global                                    2,083,414   1,776,980   1,662,338
-------------------------------------------------------------------------------
Total business and
    Security services                         3,684,625   3,228,247    2,763,772
-------------------------------------------------------------------------------
Coal Operations                                 379,452     495,303     604,140
Other Operations                                 25,073      23,332      26,486
-------------------------------------------------------------------------------
Total natural resources                         404,525     518,635     630,626
-------------------------------------------------------------------------------
Consolidated net sales and
   operating revenues (a), (b)               $4,089,150   3,746,882   3,394,398
===============================================================================
Operating Profit (Loss):
Brink's (c)                                  $  103,547      98,420      81,591
BHS (d)                                          54,234      53,032      52,844
BAX Global (e)                                   61,460        (628)     63,264
-------------------------------------------------------------------------------
Total business and
  security services                             219,241     150,824     197,699
-------------------------------------------------------------------------------
Coal Operations (f)                            (124,413)     (3,581)      5,274
Other Operations (g)                                761       5,757       4,873
-------------------------------------------------------------------------------
Total natural resources                        (123,652)      2,176      10,147
-------------------------------------------------------------------------------
Segment operating profit                         95,589     153,000     207,846
General Corporate expense                       (22,995)    (27,857)    (19,718)
-------------------------------------------------------------------------------
Consolidated operating profit               $    72,594     125,143     188,128
===============================================================================

(a) Includes US revenues of $2,294,790, $2,256,955 and $2,246,575 in 1999, 1998
and 1997, respectively.

(b) The Company has no single customer representing greater than 10% of its revenues.

(c) Includes equity in net income of unconsolidated affiliates of $4,564 in 1999, $1,235 in 1998 and $1,471 in 1997.

(d) As of January 1, 1992, BHS elected to capitalize categories of costs not previously capitalized for home security installations to more accurately reflect subscriber installation costs. The effect of this change in accounting principle was to increase operating profit by $4,704 in 1998 and $4,943 in 1997. The effect of this change on operating profit for 1999 was not material (Note
4).

(e) The 1998 amounts include additional expenses of approximately $36,000 related to the termination or rescoping of certain information technology projects (approximately $16,000), increased provisions on existing accounts receivable (approximately $13,000) and approximately $7,000 primarily related to severance expenses associated with BAX Global's redesign of its organizational structure. 1997 amounts include $12,500 of consulting expenses related to the redesign of BAX Global's business processes and information systems architecture.

(f) Operating profit in 1999 includes a charge of $82,280 related to the impairment of long-lived assets and a joint venture interest as well as other mine closure costs, substantially all of which was non-cash. Operating profit also includes a benefit from restructuring and other credits, aggregating $1,467, $1,479 and $3,104 in 1999, 1998 and 1997, respectively (Note 15).

(g) Includes equity in net income (loss) of unconsolidated affiliates of ($261) in 1999, $438 in 1998 and ($671) in 1997.

                                                        Years Ended December 31
                                                     1999        1998      1997
-------------------------------------------------------------------------------
Capital Expenditures:
Brink's                                          $ 94,999      74,716    49,132
BHS                                                80,633      81,420    70,927
BAX Global                                         94,465      76,115    31,307
-------------------------------------------------------------------------------
Total business and
  security services                               270,097     232,251   151,366
-------------------------------------------------------------------------------
Coal Operations                                    11,565      17,805    20,315
Other Operations                                    9,317       6,834     5,889
-------------------------------------------------------------------------------
Total natural resources                            20,882      24,639    26,204
-------------------------------------------------------------------------------
General Corporate                                      79         583       613
-------------------------------------------------------------------------------
Consolidated capital expenditures                $291,058     257,473   178,183
===============================================================================
Depreciation, Depletion and Amortization:
Brink's                                          $ 53,002      45,742    30,758
BHS                                                49,919      36,630    30,344
BAX Global                                         40,410      35,287    29,667
-------------------------------------------------------------------------------
Total business and
  security services                               143,331     117,659    90,769
-------------------------------------------------------------------------------
Coal Operations                                    31,449      32,056    34,303
Other Operations                                    4,688       3,954     3,016
-------------------------------------------------------------------------------
Total natural resources                            36,137      36,010    37,319
-------------------------------------------------------------------------------
General Corporate                                     834         684       663
-------------------------------------------------------------------------------
Consolidated depreciation, depletion
   and amortization                             $ 180,302     154,353   128,751
===============================================================================

                                                               As of December 31
                                                 1999         1998         1997
-------------------------------------------------------------------------------
Assets:
Brink's (a)                                 $ 722,513      679,718      441,138
BHS                                           252,796      230,357      193,027
BAX Global                                    864,980      765,185      690,144
-------------------------------------------------------------------------------
Total business and
  security services                         1,840,289    1,675,260    1,324,309
-------------------------------------------------------------------------------
Coal Operations                               433,280      513,385      536,572
Other Operations (b)                           47,331       33,816       33,436
-------------------------------------------------------------------------------
Total natural resources                       480,611      547,201      570,008
-------------------------------------------------------------------------------
Identifiable assets                         2,320,900    2,222,461    1,894,317
General Corporate (primarily cash,
   investments, advances and
   deferred pension assets) (c)               147,684      108,676      101,627
-------------------------------------------------------------------------------
Consolidated assets (d)                   $ 2,468,584    2,331,137    1,995,944
===============================================================================

(a) Includes investments in unconsolidated equity affiliates of $18,932, $14,994 and $27,241 in 1999, 1998 and 1997, respectively.

(b) Includes investments in unconsolidated equity affiliates of $7,129, $5,034 and $6,349 in 1999, 1998 and 1997, respectively.

(c) Includes investment in unconsolidated joint venture accounted for under the equity method of $10,132, $10,091 and $0 in 1999, 1998 and 1997, respectively.

(d) Includes long-lived assets (property, plant and equipment) located in the US of $651,263, $566,999 and $476,991 as of December 31, 1999, 1998 and 1997,
respectively. Long-lived assets (property, plant and equipment) located in the US in 1998 has been restated to include certain long-lived assets held by BAX Global's ATI.

18. LITIGATION

In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the cleanup costs on an undiscounted basis using existing technologies to be between $6,600 and $11,200 and to be incurred in the future. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The estimate of costs and the timing of payments could change as a result of changes to the remediation plan required, changes in the technology available to treat the site, unforeseen circumstances existing at the site and additional cost inflation.

The Company commenced insurance litigation in 1990, in the United States District Court of the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. The Company was able to conclude settlement with all of its insurers without a trial. Taking into account the proceeds from the settlement with its insurers, it is the Company's belief that the ultimate amount that it would be liable for related to the remediation of the Tankport site will not have a significant adverse impact on the Company's results of operations or financial position.

19. COMMITMENTS

At December 31, 1999, the Company had contractual commitments for third parties to contract mine or provide coal to the Company. Based on the contract provisions these commitments are currently estimated to aggregate approximately $151,170 and expire from 2000 through 2005 as follows:

                    2000                  $37,924
                    2001                   35,575
                    2002                   35,575
                    2003                   28,698
                    2004                    7,656
                    2005                    5,742

Spending under the contracts was $54,382 in 1999, $72,086 in 1998 and $91,119 in 1997.

20. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31, 1999, 1998 and 1997, cash payments for income taxes, net of refunds received, were $38,888, $27,745 and $30,677, respectively.

For the years ended December 31, 1999, 1998 and 1997, cash payments for interest were $36,289, $38,126 and $26,808, respectively.

Interest capitalized in 1999, 1998 and 1997 amounted to $1,444, $928 and $0, respectively.

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

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Tabulated below are certain data for each quarter of 1999 and 1998. Second quarter 1999 gross profit has been restated to reflect the reclassification of $3,246 of pension expense from selling, general and administrative expenses to operating expenses, as such expenses were related to operations personnel.

                                              1st       2nd      3rd        4th
-------------------------------------------------------------------------------
1999 Quarters:
Net sales and operating
   revenues                             $ 954,886   972,284 1,044,108 1,117,872
Operating profit                           25,528    29,332    43,393   (25,659)
Net income (loss) (a), (b), (e)            12,660    15,922    24,024   (17,949)

Net income (loss) per pro forma
   Pittston common share (a), (b), (c), (e):
Basic                                   $    0.63      0.32      0.48     (0.37)
Diluted                                      0.26      0.32      0.48     (0.37)

Net income per Brink's Group
   common share:
Basic                                   $    0.43      0.50      0.56      0.66
Diluted                                      0.43      0.50      0.56      0.66

Net income per BAX Group
   common share (b):
Basic                                   $    0.02      0.16      0.45      1.09
Diluted                                      0.02      0.16      0.45      1.08

Net income (loss) per Minerals Group
   common share (a), (c), (e):
Basic                                   $    1.61     (0.79)    (0.77)    (7.07)
Diluted                                     (0.45)    (0.79)    (0.77)    (7.07)
-------------------------------------------------------------------------------


                                              1st       2nd      3rd        4th
-------------------------------------------------------------------------------
1998 Quarters:
Net sales and operating
   revenues                             $ 862,664   927,104   968,932   988,182
Operating profit                           26,500    35,503    16,139    47,001
Net income (d), (e)                        12,828    20,762       211    32,255

Net income (loss) per pro forma
   Pittston common share (d), (e):
Basic                                   $    0.25      0.41     (0.01)     0.64
Diluted                                      0.24      0.40     (0.01)     0.64

Net income per Brink's Group
   common share:
Basic                                   $    0.44      0.53      0.52      0.55
Diluted                                      0.44      0.52      0.51      0.55

Net income (loss) per BAX Group
   common share (d):
Basic                                   $   (0.15)     0.05     (1.13)     0.56
Diluted                                     (0.15)     0.05     (1.13)     0.56

Net income (loss) per Minerals Group
   common share (e):
Basic                                   $   (0.26)    (0.20)     0.14     (0.10)
Diluted                                     (0.26)    (0.20)     0.14     (0.10)
===============================================================================

(a) The fourth quarter of 1999 includes additional expenses of $82,280 ($53,481 after-tax or $1.08 per diluted pro forma Pittston common share and $5.81 per diluted Minerals share) related to the impairment and other charges associated with the Company's decision to sell its Coal Operations.

(b) The fourth quarter of 1999 includes a gain on the sale of a restricted investment of approximately $8,373 ($5,275 after-tax or $0.11 per diluted pro forma Pittston share and $0.27 per diluted BAX share).

(c) The first quarter of 1999 includes $19,201, the excess of the carrying amount of the Series C Convertible Preferred Stock over the cash paid to the holders of such stock for repurchases made in the first quarter. See Note 10.

(d) The third quarter of 1998 includes additional expenses of approximately $36,000 ($22,680 after-tax for Pittston consolidated or $0.46 per diluted pro forma Pittston common share and $22,680 after tax for the BAX Group or $1.17 per diluted BAX share) related to the termination or rescoping of certain information technology projects (approximately $16,000 pretax), increased provisions on existing accounts receivable (approximately $13,000 pretax), and approximately $7,000 (pretax) primarily related to severance expenses associated with BAX Global's redesign of its organizational structure.

(e) The fourth quarters of 1999 and 1998 include the reversal of excess restructuring liabilities of $616 ($400 after-tax or $0.01 per diluted pro forma Pittston common share and $0.04 per diluted Minerals share, and $1,479 ($961 after-tax or $0.02 per diluted pro forma Pittston share and $0.11 per diluted Minerals share), respectively. The third quarter of 1999 includes the reversal of excess restructuring liabilities of $851 ($553 after-tax or $0.01 per diluted pro forma Pittston common share and $0.06 per diluted Minerals share).

Common Stock
===============================================================================

                                    Market Price     Declared
                                   High      Low     Dividends
-------------------------------------------------------------------------------
1999
Brink's Group
1st Quarter                    $  31.81     22.63    $    .025
2nd Quarter                       30.00     21.56         .025
3rd Quarter                       28.69     21.94         .025
4th Quarter                       23.19     18.13         .025

BAX Group
1st Quarter                    $  11.63      6.13    $     .06
2nd Quarter                       11.38      6.94          .06
3rd Quarter                       10.44      8.00          .06
4th Quarter                       11.19      6.00          .06

Minerals Group (a)
1st Quarter                    $   2.25      1.13    $    .025
2nd Quarter                        1.88      1.13            -
3rd Quarter                        1.63      1.25            -
4th Quarter                        1.75      1.02            -
-------------------------------------------------------------------------------
1998
Brink's Group
1st Quarter                    $  42.88     37.25    $    .025
2nd Quarter                       41.44     35.56         .025
3rd Quarter                       39.13     31.31         .025
4th Quarter                       37.13     28.00         .025

BAX Group
1st Quarter                    $  25.88     15.00    $     .06
2nd Quarter                       19.13     14.75          .06
3rd Quarter                       15.69      6.44          .06
4th Quarter                       11.25      5.31          .06

Minerals Group (a)
1st Quarter                    $   9.75      7.63    $   .1625
2nd Quarter                        8.88      4.81         .025
3rd Quarter                        5.75      2.75         .025
4th Quarter                        3.50      1.94         .025
-------------------------------------------------------------------------------

(a) Dividends on Minerals Stock were subject to the Available Minerals Dividend Amount. Effective with the second quarter of 1999 and continuing through the fourth quarter of 1999, the Company's Board of Directors declined to declare a dividend on Minerals Stock. See Note 10 and Management's Discussion and Analysis.

Prior to January 14, 2000 and during 1999 and 1998, Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock") traded on the New York Stock Exchange under the ticker symbols "PZB", "PZX", and "PZM", respectively.

On December 6, 1999, the Company announced that its Board of Directors approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). The Exchange took place on January 14, 2000 (the "Exchange Date"). On the Exchange Date, holders of Minerals Stock received 0.0817 shares of Brink's Stock for each share of their Minerals Stock; and holders of BAX Stock received 0.4848 shares of Brink's Stock for each share of their BAX Stock. From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of the Company and continues to trade on the New York Stock Exchange under the symbol "PZB". Prior to the Exchange Date, the Brink's Stock reflected the performance of the Brink's Group only; after the Exchange Date, the Brink's Stock reflects the performance of The Pittston Company as a whole. Shares of Brink's Stock after the Exchange are hereinafter referred to as Pittston Common Stock.

As of March 1, 2000, there were approximately 5,653 shareholders of record of Pittston Common Stock.