Form 10-K405, Exhibit 13
period 2000-12-31
PITTSTON CO
filed 2001-03-28
CIK 78890

The Pittston Company
2000 Annual Report

The Pittston Company and Subsidiaries

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

                                                         Years Ended December 31
(In thousands)                               2000           1999           1998
--------------------------------------------------------------------------------
Net sales and operating revenues:
Business and security services
 Brink's                              $ 1,462,923      1,372,491      1,247,681
 BHS                                      238,069        228,720        203,586
 BAX Global                             2,097,600      2,083,414      1,776,980
--------------------------------------------------------------------------------
Total business and security
 services                               3,798,592      3,684,625      3,228,247
Other Operations                           35,520         25,073         23,332
--------------------------------------------------------------------------------
Net sales and operating
 revenues                             $ 3,834,112      3,709,698      3,251,579
================================================================================
Operating profit (loss):
Business and security services
 Brink's                              $   108,509        103,547         98,420
 BHS                                       54,340         54,234         53,032
 BAX Global                               (99,612)        61,460           (628)
--------------------------------------------------------------------------------
Total business and security
 services                                  63,237        219,241        150,824
Other Operations                            5,714            327          5,472
--------------------------------------------------------------------------------
Segment operating profit                   68,951        219,568        156,296
 General corporate expense                (21,264)       (22,995)       (27,857)
--------------------------------------------------------------------------------
Operating profit                      $    47,687        196,573        128,439
================================================================================

The Pittston Company (the "Company") is currently comprised of four operating segments and one discontinued segment. The operating segments are Brink's, Brink's Home Security, BAX Global and Other Operations which consists of Mineral Ventures and the Company's timber and gas operations (collectively, "Allied Operations"). Pittston Coal Operations ("Coal Operations") is the discontinued segment, therefore its results of operations are not included in the above table.

For the year ended December 31, 2000, the Company reported a net loss of $256.6 million, or $5.12 per diluted share, compared with net income of $34.7 million, or $0.70 per pro forma diluted share, for 1999. Lower results in 2000 were primarily due to a $207.4 million loss (after tax) from discontinued operations, a $52.0 million (after tax) charge to record the cumulative effect of an accounting change, a $35.7 million (after tax) restructuring charge (discussed below) and lower net earnings at BAX Global. Net income in 1999 included coal-related impairment charges of $53.5 million (after tax), and benefited from a $5.2 million gain (after tax) on the sale of a restricted investment.

The Company reported net income in 1999 of $34.7 million compared with $66.1 million in 1998. As mentioned above, net income in 1999 included coal-related impairment charges of $53.5 million (after tax) and benefited from a $5.2 million gain (after tax) on the partial sale of a restricted investment. Net income in 1998 included additional expenses at BAX Global of $22.7 million (after tax), as discussed below.

Continuing Operations

Revenue from continuing operations in 2000 increased $124.4 million (3%) compared to 1999, primarily due to growth in revenue at Brink's. Operating profit was $47.7 million in 2000 versus $196.6 million in 1999 primarily due to lower operating results and a $57.5 million restructuring charge at BAX Global (see discussion below).

Revenue from continuing operations in 1999 increased $458.1 million (14%) as compared to 1998 due to growth in all operating segments. Operating profit from continuing operations was $196.6 million in 1999, an increase of $68.1 million (53%) over 1998 due primarily to growth at BAX Global. Operating profit in 1998 included approximately $36 million of additional expenses relating to BAX Global.

The following is a discussion of the operating results for the Company's four operating segments: Brink's, Brink's Home Security, BAX Global and Other Operations.

Brink's

The following is a table of selected financial data for Brink's on a comparative basis:

                                                         Years Ended December 31
(In thousands)                                2000           1999           1998
--------------------------------------------------------------------------------
Operating revenues:
 North America (a)                      $  642,401        583,474        541,142
 International                             820,522        789,017        706,539
--------------------------------------------------------------------------------
Total operating revenues                $1,462,923      1,372,491      1,247,681
================================================================================
Operating profit:
 North America (a)                      $   55,467         49,106         49,046
 International                              53,042         54,441         49,374
--------------------------------------------------------------------------------
Total segment profit                    $  108,509        103,547         98,420
================================================================================
Depreciation and amortization           $   60,195         53,002         45,742
Capital expenditures                        73,837         84,414         74,716
================================================================================

(a)   Comprises US and Canada.


                                       -
                                       6

Brink's worldwide consolidated revenues totaled $1.5 billion in 2000 compared to $1.4 billion in 1999, a 7% increase. The increase in revenues occurred in both the North America and International regions and was partially offset by the impact of the stronger US dollar versus the Euro relative to a year ago ($68 million). Brink's 2000 operating profit of $108.5 million represented a 5% increase over the $103.5 million reported in 1999. The increase in operating profit was primarily due to increased profits in North America of $6.4 million, which included a $4.9 million settlement associated with an insurance recoverable related to a prior year's robbery loss. This increase was partially offset by a reduction in International results of $1.4 million as the aforementioned foreign exchange effect reduced such operating profits by $3.7 million.

Revenues and operating profits from North American operations of $642.4 million and $55.5 million, respectively, in 2000 represented increases of $58.9 million and $6.4 million, respectively, from 1999. The 10% increase in revenues for 2000 primarily related to growth in the armored car operations and new business. The increase in operating profits of $1.5 million, excluding the effects of the insurance settlement (discussed above), was due to the revenue increase, partially offset by higher labor costs in expanding markets and increased workers' compensation and fuel costs. The improvement in operating profit was primarily attributable to armored car operations (which includes ATM servicing) largely due to increased volumes and, to a lesser extent, improved results in currency and coin processing services, partially offset by lower results in air courier operations.

Revenues and operating profit from International operations in 2000 totaled $820.5 million and $53.0 million, respectively. These amounts represented an increase of $31.5 million and a decrease of $1.4 million, respectively, from 1999. The 4% increase in revenue was primarily due to operations in Latin America and Asia/Pacific, partially offset by a decrease in Europe. The increase in Latin America was primarily due to improvements in Brazil, while improvements in Asia/Pacific occurred in Australia and Hong Kong. Revenue decreases in Europe resulted from the effects of the weaker Euro, partially offset by growth in France. International revenues (primarily Europe) for 2000 were negatively impacted by the strong US dollar ($68 million). International operating profits reflect improvements in the Asia/Pacific region primarily due to lower operating losses in Australia and higher profits in Hong Kong. Latin America reported lower operating profits primarily due to Puerto Rico and Mexico and weaker business conditions in Colombia, partially offset by improvements in operating performance in Brazil, Venezuela and Argentina. Europe reported lower operating profits as results were negatively impacted by the weaker Euro ($3.8 million) and lower operating profits in the Netherlands due in large part to higher labor costs.

Brink's worldwide consolidated revenues totaled $1.4 billion in 1999 compared to $1.2 billion in 1998, a 10% increase. The increase in revenues occurred in both the North America and International regions and was partially offset by the impact in 1999 of the stronger US dollar versus many European and Latin American currencies, relative to 1998. Brink's 1999 operating profit of $103.5 million represented a 5% increase over the $98.4 million of operating profit reported in 1998.

Revenues from North American operations increased $42.3 million (8%), to $583.5 million in 1999 as compared to 1998. North American operating profit in 1999 of $49.1 million was essentially unchanged from 1998. The increase in revenues for 1999 primarily resulted from continued growth in armored car operations, which include ATM services. Operating profits in 1999 did not increase in proportion to revenue primarily due to increased expenditures on information technology. The increased information technology costs were incurred to enhance Brink's capabilities in the transportation of valuables, ATM servicing, cash management and air courier operations as well as to implement communications improvements.

Revenues and operating profit from International operations in 1999 amounted to $789.0 million and $54.4 million, respectively. These amounts represented increases of $82.5 million and $5.1 million, respectively, from 1998. The 12% increase in revenue was primarily due to the acquisition of nearly all of the remaining shares of Brink's affiliate in France in the first quarter of 1998, the acquisition of the remaining 50% interest of Brink's affiliate in Germany late in the second quarter of 1998, growth of the subsidiary in Argentina (a relatively new operation) and an increase in Venezuela. These increases were partially offset by a decrease in revenues in Brazil due to a weaker Brazilian real while revenues from operations in Europe were adversely affected by the relative strength of the US dollar versus many European currencies in 1999. The 10% increase in operating profits was primarily due to improved results from operations and Brink's increased ownership position in France, improved operating performance in Brazil, Argentina and Brink's 20% owned affiliate in Mexico. These increases were partially offset by higher operating losses in Australia resulting from costs associated with its business expansion. Lower results from Venezuela, Chile and Colombia, due to weaker business conditions in those countries, also restrained the increase.


                                       -
                                       7

Brink's Home Security

The following is a table of selected financial data for Brink's Home Security ("BHS") on a comparative basis:

                                                       Years Ended December 31
(Dollars in thousands)                        2000          1999          1998
------------------------------------------------------------------------------
Operating revenue (a)                    $ 238,069       228,720       203,586
------------------------------------------------------------------------------
Investment in new subscribers (b)          (42,084)      (23,494)      (20,213)
Operating profit from
 recurring services                         96,424        77,728        73,245
------------------------------------------------------------------------------
Total segment profit (a)                 $  54,340        54,234        53,032
==============================================================================
Monthly recurring revenues (c)           $  18,003        16,849        15,104
Annualized disconnect rate                     7.6%          7.8%          7.2%
==============================================================================
EBITDA (d)                                 116,456       104,153        89,662
Number of subscribers:
 Beginning of period                       643,277       585,565       511,532
 Installations                              81,980       105,567       113,491
 Disconnects                               (49,979)      (47,855)      (39,458)
------------------------------------------------------------------------------
End of period                              675,278       643,277       585,565
==============================================================================
Depreciation and amortization            $  62,116        49,919        36,630
Capital expenditures                        74,496        80,633        81,671
==============================================================================

(a) The change in accounting principle (described below) reduced operating revenue by $6.4 million and increased the investment in new subscribers by $2.3 million for the year ended December 31, 2000.

(b) Investment in new subscribers in 2000 primarily includes the marketing and selling expenses, net of the deferral of certain direct costs, incurred to attract new subscribers. Investment in new subscribers in 1999 and 1998 includes the marketing and selling expenses, net of nonrefundable installation revenues. If 2000 were restated on the same basis as 1999, the investment in new subscribers would have been $26.8 million.

(c) Monthly recurring revenues are calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for monitoring, maintenance and related services.

(d) EBITDA represents earnings before interest, tax, depreciation and amortization.

Prior to 2000, BHS charged against earnings as incurred, all marketing and selling costs associated with obtaining new subscribers and recognized as revenue all non-refundable payments received from such subscribers to the extent that costs exceeded such revenues. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", followed by a related interpretation in October 2000. These releases provide interpretive guidance on applying generally accepted accounting principles covering revenue recognition and related costs. Pursuant to this guidance, BHS now defers all new installation revenue and the portion of the new installation costs deemed to be direct costs of subscriber acquisition. Such revenues and costs (i.e. net revenues) are amortized over the expected term of the relationship with the subscriber.

The above has been accounted for as a change in accounting principle. Accordingly, full year 2000 results reflect the impact of the accounting change which was effective January 1, 2000. The Company recorded a non-cash, pretax charge of $84.7 million ($52.0 million after tax) to reflect the cumulative effect of the change in accounting principle on years prior to 2000. Operating revenues and total segment profits reported for 2000 would have been higher by $6.4 million and $2.3 million, respectively, under the accounting principles used to report results for years prior to 2000.

The change in accounting principle implemented during 2000 will have no effect on the economics and cash flows of the business. However, the deferral of new installation revenues, net of a portion of the costs of obtaining new subscribers, may cause reported segment profit to not fully reflect the economic value created by building the subscriber base in order to grow recurring revenues.

Total segment profit comprises two main components, investment in new subscribers and operating profit from recurring services. Investment in new subscribers is the net cost (primarily marketing and selling expenses) of adding to the subscriber base every year. In future years, the level of investment charged to income will be influenced by several factors, including the growth rate of subscribers, the net costs of adding new subscribers and the amortization of deferred net acquisition costs of subscribers. Operating profit from recurring services in 2000 reflects the normal monthly earnings generated from the existing subscriber base plus the amortization of deferred revenues and deferred direct costs from installations. Although it is impacted by the average monitoring fee per subscriber and operational costs, the change in this component is primarily determined by the size of the subscriber base.

Revenues for BHS were $238.1 million in 2000 versus the $228.7 million for 1999. Except for the change in accounting principle, revenues would have been $6.4 million higher or $244.4 million, an increase of 7% over the year earlier period. Such increase resulted primarily from the 7% growth in the average subscriber base. Monthly recurring revenues, measured at year-end, grew a corresponding 7% from 1999 to 2000.

Segment operating profit for 2000 was $54.3 million but would have been $56.7 million under the accounting principles used to report 1999 results. This $2.4 million increase in operating profit from the $54.2 million reported in 1999 was due primarily to the growth in operating profit from recurring services caused by the year over year increase in the subscriber base. This was partially offset by the increased cost of the investment in new subscribers.
                                       -
                                       8

Revenues in 1999 of $228.7 million were $25.1 million (12%) higher than in 1998, primarily as a result of a 12% growth in the average subscriber base, as well as higher average monitoring fees. As a result of these changes, monthly recurring revenues increased 12% in 1999.

Operating profit in 1999 increased to $54.2 million, an increase of $1.2 million as compared to 1998. Primarily as the result of the larger subscriber base, as well as higher average monitoring fees, earnings from monitoring and service activities increased significantly. This was partially offset by higher charges resulting from subscriber disconnects due to an increase in the rate of such disconnects, the higher subscriber base and the higher average subscriber costs of such base. Growth in overall operating profit in 1999 was also negatively affected by a year over year $3.3 million increase in the investment in new subscribers.

BAX Global

The following are tables of selected financial data for BAX Global on a comparative basis:

                                                        Years Ended December 31
(In thousands)                               2000           1999           1998
-------------------------------------------------------------------------------
Operating revenues:
 Americas (a)                         $ 1,236,565      1,243,988      1,181,274
 International                            917,383        892,362        640,079
 Eliminations/other                       (56,348)       (52,936)       (44,373)
-------------------------------------------------------------------------------
Total operating revenues              $ 2,097,600      2,083,414      1,776,980
===============================================================================
Operating profit (loss):
 Americas (b), (c)                    $   (96,182)        75,095         71,120
 International (b), (c)                    33,205         31,029         18,351
 Other (b)                                (36,635)       (44,664)       (90,099)
-------------------------------------------------------------------------------
Total segment profit (loss)           $   (99,612)        61,460           (628)
===============================================================================
Depreciation and amortization         $    61,300         40,410         35,287
Capital expenditures                       60,147         94,465         75,648
===============================================================================

                                                        Years Ended December 31
(Dollars in millions)                        2000           1999           1998
-------------------------------------------------------------------------------
Worldwide expedited freight services:
 Revenues                                  $1,724          1,742          1,520
 Weight (million pounds)                    1,765          1,802          1,616
===============================================================================

(a) Includes Intra-US revenue of $604.6 million, $654.5 million and $626.7 million for 2000, 1999 and 1998, respectively.

(b) Expenses associated with major IT projects and certain overhead costs have been reallocated in 1999 from Other to the Americas and International, respectively.

(c) Includes restructuring charges of $54.6 million for Americas and $2.9 million for International for 2000.

BAX Global operates in the Americas and internationally. The Americas includes the domestic and export business of the United States ("US"), Latin America and Canada; International includes BAX Global's European and Asia-Pacific operating regions. Each region includes both expedited and non-expedited freight services. Revenues and profits on expedited freight services are shared among the origin and destination countries on all export volumes. Accordingly, BAX Global's US business, the region with the largest export volume, significantly impacts the trend of results in BAX Global's worldwide expedited freight services. Non-expedited freight services primarily include supply chain management and ocean freight services. In addition, BAX Global operations include an international customs brokerage business as well as a federally certificated airline, Air Transport International ("ATI"), which was acquired in April 1998. ATI's results, net of intercompany eliminations, are included in the Americas region. Eliminations/other revenues primarily include intercompany revenue eliminations on shared services. Other primarily consists of global support costs including global information technology costs and goodwill amortization. In 1998, Other also included additional expenses of approximately $36 million (discussed below).

Over the course of 2000, the operating performance of BAX Global's Americas region was negatively impacted by lower than expected demand and higher transportation, operating and administrative costs relative to that lower demand. As such, BAX Global evaluated alternatives directed at returning its Americas operations to profitability, including ways to improve sales performance and to reduce transportation, operating and administrative expenses. Through actions taken in the third quarter, employee-related costs were reduced by approximately $8 million on an annualized basis. During the fourth quarter of 2000, BAX Global finalized a restructuring plan aimed at reducing the capacity and cost of its airlift capabilities in the US as well as reducing station operating expenses, sales costs and overhead in the Americas and Atlantic regions, including:

o The removal of 10 planes from the fleet, 9 of which were dedicated to providing lift capacity in BAX Global's commercial cargo system.

o The closure of 9 operating stations and realignment of domestic operations.

o The reduction of employee-related costs at BAX Global and ATI through the elimination of approximately 300 full-time positions including aircraft crew and station operating, sales and business unit overhead positions.
                                       -
                                       9

In addition, certain Atlantic region operations were streamlined in order to reduce overhead costs and improve overall performance in that region. The Atlantic region restructuring efforts involved severance costs and station closing costs in the UK, Denmark, Italy and South Africa. Approximately 50 positions were eliminated, most of which were positions at or above manager level.

The Company anticipates annualized savings from the above cost reduction programs to be at least $50 million in 2001, most of which will impact the Americas region.

The following is a summary of the charges incurred in the fourth quarter related to the restructuring:

                                            Americas      Atlantic      Total
(In thousands)                               Region        Region     BAX Global
--------------------------------------------------------------------------------

Fleet related charges                        $49,702           --       49,702
Severance costs                                1,130        1,148        2,278
Station and other closure costs                3,777        1,730        5,507
--------------------------------------------------------------------------------
Total restructuring charge (a)               $54,609        2,878       57,487
================================================================================

(a) Includes noncash charges of $45,180. Substantially all severance costs are expected to be paid out before June 30, 2001. Other cash charges primarily include contractual commitments for aircraft and facilities, approximately two-thirds of which are expected to be paid out during 2001, with the remainder expected to be paid out by the end of 2002.

BAX Global's worldwide operating revenues were $2.1 billion in 2000 and 1999. In 2000, a slight decrease (1%) in the Americas revenues was offset by an increase in the International revenues (3%), when compared to revenues in 1999. Domestic and International fuel surcharges resulted in a small increase in yields for 2000 as compared to 1999. In 2000, BAX Global reported an operating loss of $99.6 million, including the restructuring charge of $57.5 million discussed above, as compared to an operating profit in 1999 of $61.5 million. BAX Global's operating loss of $42.1 million, before the restructuring charge, was primarily due to significantly lower performance in the Americas region which was partially offset by improved International results. The operating profit in 1999 included a benefit of $1.6 million related to 1998 incentive accrual reversals. The majority of that benefit impacted BAX Global's International region.

Revenues in the Americas decreased $7.4 million (1%) in 2000 as compared to 1999. The decrease in revenue was primarily due to a decrease in domestic expedited volume, partially offset by increases in domestic expedited yields resulting primarily from fuel surcharges. In 2000, the Americas reported an operating loss of $96.2 million, including restructuring charges of $54.6 million (as discussed above), compared to an operating profit in 1999 of $75.1 million. The decrease in the operating performance in the Americas region, excluding the effects of the restructuring charges, was primarily due to lower volumes, higher service costs for the fleet of aircraft, higher administrative costs (including $2.8 million related to staff reductions, not included in the restructuring charge) and increases in fuel costs which were not fully covered by fuel surcharges and hedging activities. Operating results in the Americas were also impacted by higher depreciation and amortization expense, reflecting the depreciation associated with higher expenditures on aircraft modifications in 1999 and information systems placed in service in late 1999. The Americas operating results also included a bad debt provision of approximately $4.5 million related to the bankruptcy of a customer during the third quarter of 2000 and a charge of approximately $4 million resulted from the decision in the fourth quarter to cancel a logistics contract with a large customer due to inadequate operating returns. Revenues in 2000 associated with this contract were approximately $18 million.

In 2000, International revenues and operating profit increased $25.0 million (3%) and $2.2 million (7%), respectively, compared to 1999. In 2000, the International operations reported operating profits of $33.2 million which included a restructuring charge of $2.9 million in the Atlantic region (see discussion above). The increase in revenue resulted from growth in the Atlantic and Pacific regions. The increase in operating profit was primarily due to continued growth in the Pacific region from increased supply chain management and transportation services to the high technology industry. Operating profit in 1999 reflected the benefit of approximately $1.3 million relating to the aforementioned reversal of excess incentive accruals.

The increase in eliminations/other revenue was consistent with increased revenues on shipments across national borders. Other operating loss decreased $8.0 million primarily due to lower global administrative expenses.

A supplier that formerly provided the majority of BAX Global's 727 lift capacity and which also operates controlled lift for the freight forwarding community, filed for Chapter 11 bankruptcy protection in May of 2000. Since that time, BAX Global has lessened its dependency on this supplier through a negotiated reduction in lift capacity, which resulted in a decrease in total cost but an increase in the unit cost of its existing lift commitment with the supplier.

During the fourth quarter of 2000, BAX Global's airline subsidiary, ATI, reached agreement with the local union for the International Brotherhood of Teamsters. As of December 31, 2000, approximately 180 cockpit crewmembers were employed by ATI and covered under the agreement.


                                       --
                                       10

BAX Global's worldwide operating revenues increased 17% to $2.1 billion in 1999 as compared to $1.8 billion in 1998, with increases in both the Americas and International regions. In 1999, BAX Global reported an operating profit of $61.5 million, as compared to an operating loss in 1998 of $0.6 million. In 1998, BAX Global's operating results were adversely affected by additional expenses of approximately $36 million (see further discussion below). Operating profit in 1999 included the benefit of $1.6 million related to 1998 incentive accruals reversed as a result of a management decision made in the first quarter of 1999. The majority of that benefit impacted BAX Global's International region.

Revenues and operating profit in the Americas increased $62.7 million (5%) and $4.0 million (6%), respectively, in 1999 as compared to 1998. The increase in revenue was primarily due to the inclusion of a full year's performance for ATI, which was acquired in April 1998, and growth in US domestic, Canada and Mexico expedited freight revenue. The increase in US domestic expedited revenue was mainly due to the continued expansion of higher yielding time definite and guaranteed delivery products, partially offset by a slight decrease in domestic expedited volume. The increase in operating profit in the Americas region was largely the result of margin improvements on US domestic freight services which reflected higher time definite and guaranteed delivery product volumes as well as lower US domestic transportation costs.

Lower US domestic transportation costs were favorably impacted by operating efficiencies which primarily resulted from BAX Global's mode-neutral transportation capabilities as well as lower fuel expense due to lower usage and hedging activities, partially offset by higher maintenance costs. The benefits from US domestic margin improvements were partially offset by higher administrative and station expenses, as well as higher operating costs at ATI (included for a full year in 1999, eight months in 1998). In addition, US transportation costs in the first half of 1998 were negatively impacted by service disruptions due to weather delays and equipment problems.

In 1999, International revenues and operating profit increased $252.3 million (39%) and $12.7 million (69%), respectively, compared to 1998. The growth in revenue and operating profit reflected increased expedited freight services revenue (resulting from higher volumes) as well as increased supply chain management services revenue due to new business, primarily in Asia, from several high technology industry customers obtained in late 1998 and early 1999. The growth in expedited revenue also reflected the acquisition of the remaining 67% interest in a freight agent in Taiwan in the first quarter of 1999. In addition, operating profit in 1999 reflected the benefit of the aforementioned reversal of incentive accrual in the amount of $1.3 million, while operating profit in 1998 reflected higher information technology costs in Europe as well as increased provisions for bad debt expense in India.

The increase in eliminations/other revenue was consistent with increased revenues on shipments across national borders. Other operating loss decreased $45.4 million for 1999 as compared to 1998 due in part to the additional expenses of approximately $36 million in 1998. In addition, 1999 reflects higher global administrative expenses primarily due to increases in global head count partially offset by lower global information technology costs.

During 1998, BAX Global incurred additional expenses of approximately $36 million, nearly all of which was recorded in selling, general and administrative expenses. These expenses were comprised of several items. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for Long-Lived Assets and Long-Lived Assets to be Disposed Of", BAX Global recorded write-offs for software costs of approximately $16 million. These write-offs consisted of the costs associated with certain in-process software development projects that were canceled and unamortized costs of existing software applications that were determined by management to have no future service potential or value. Provisions aggregating approximately $13 million were recorded on existing receivables during 1998, primarily to reflect the impact of more difficult operating conditions in Asia and Latin America. Approximately $7 million was accrued for severance and other expenses primarily stemming from a realignment of BAX Global's organizational structure. During 1999, BAX Global reversed approximately $0.1 million of the accrued severance representing the unused portion of the initial accrual established at September 30, 1998.

Other Operations

The following is a table of selected financial data for Other Operations on a comparative basis:

                                                        Years Ended December 31
(In thousands)                                 2000          1999          1998
-------------------------------------------------------------------------------
Net sales:
 Mineral Ventures                          $ 16,633        13,653        15,333
 Allied Operations (a)                       18,887        11,420         7,999
-------------------------------------------------------------------------------
Total net sales                            $ 35,520        25,073        23,332
===============================================================================
Operating profit (loss):
 Mineral Ventures                          $ (1,629)       (5,306)       (1,031)
 Allied Operations (a)                        7,343         5,633         6,503
-------------------------------------------------------------------------------
Total segment profit                       $  5,714           327         5,472
===============================================================================
Depreciation and amortization              $  4,929         4,688         3,954
Capital expenditures                          5,186         9,317         6,834
===============================================================================

Certain prior year amounts have been reclassified to conform to the current year presentation.

(a) Consists of timber and natural gas operations.


                                       --
                                       11

The following is a table of selected financial data for Mineral Ventures on a comparative basis:

                                                         Years Ended December 31
                                                  2000         1999         1998
--------------------------------------------------------------------------------
Stawell Gold Mine:
Mineral Ventures' 50% direct share:
 Ounces sold                                    56,719       47,245       46,281
 Ounces produced                                57,233       47,195       46,749
Average per ounce sold (US$):
 Realization                                   $   293          289          330
 Cash cost                                         206          251          212
================================================================================

Mineral Ventures primarily consists of a 50% direct interest in the Stawell gold mine ("Stawell") in Western Victoria, Australia. The remaining 50% interest in Stawell is owned by Mining Project Investors ("MPI"). In addition, Mineral Ventures has a 45.1% undiluted (40.1% fully diluted) ownership interest in its joint venture partner MPI.

Mineral Ventures generated net sales during 2000 of $16.6 million, a 22% increase from the $13.7 million reported in 1999. The increase in net sales resulted from a 20% increase in the ounces of gold sold and slightly higher realizations.

Mineral Ventures generated an operating loss of $1.6 million in 2000, compared to a loss of $5.3 million in 1999. The cash cost per ounce of gold sold decreased by 18% from $251 in 1999 to $206 in 2000. During the fourth quarter of 2000, the decision was made to discontinue exploration activities in Nevada. In addition, late in 2000, the Victoria State government denied Stawell gold mine's request for an operating permit for an open pit project, which resulted in the impairment of the capital invested. The operating loss in 2000 was impacted by expenses of $0.4 million associated with the discontinuation of exploration activities in Nevada and a charge of $1.1 million relating to the impairment of the open pit project.

Mineral Ventures generated net sales during 1999 of $13.7 million, an 11% decrease from the $15.3 million reported in 1998. The decrease in net sales resulted from lower realizations partially offset by higher levels of gold ounces sold, which increased from 46.3 thousand ounces to 47.2 thousand ounces in 1999.

Mineral Ventures generated an operating loss of $5.3 million in 1999 compared to a loss of $1.0 million in 1998. The cash cost per ounce of gold sold increased from $212 in 1998 to $251 in 1999. Production costs in 1999 were negatively impacted by a high percentage of low grade ore milled during the first quarter and by inefficiencies resulting from the delay in installation of a ventilation shaft during 1999.

Revenues and operating profit from the Allied Operations increased $7.5 million and $1.7 million, respectively in 2000 as compared to 1999. The higher revenue was due to increases in natural gas prices and revenue from the timber business. The increase in operating profit was due primarily to higher natural gas prices partially offset by start-up costs in the timber business.

Revenues from Allied Operations increased $3.4 million and operating profit decreased $0.9 million in 1999 as compared to 1998. The lower operating profit in 1999 was largely due to lower timber results.

Discontinued Operations

On December 6, 1999, the Company announced its intention to exit the coal business through the sale of the Company's coal mining operations and reserves. Based on progress since that date, the Company has formalized its plan to dispose of those operations by the end of 2001. Accordingly, Coal Operations have been reported as discontinued operations of the Company as of December 31, 2000. The accompanying financial statements and related disclosures for all periods presented have been reclassified accordingly.

The Company's formal plan of disposal includes the sale of all of its active and idle coal mining operations and reserves, primarily in West Virginia, Virginia and Kentucky (including 23 company or contractor operated mines and 6 active plants) as well as other assets, which support those operations. The Company is also planning to sell its partnership interest in a coal port facility in Newport News, Virginia ("DTA"). The Company expects to sell these properties and support operations by December 31, 2001. Net assets to be sold primarily include inventory and property, plant and equipment, net of certain liabilities, primarily reclamation on active properties. Total proceeds from the sale of Coal Operations, which includes cash, the value of future royalties and liabilities transferred, are expected to exceed $100 million.


                                       --
                                       12

Net sales and income (loss) from discontinued operations for the years ended December 31, 2000, 1999 and 1998 are as follows:

(In thousands)                                   2000         1999         1998
--------------------------------------------------------------------------------
Net sales from discontinued
 operations                                 $ 401,049      436,683      583,630

Pretax loss from the operations of the
 discontinued segment                         (32,407)    (122,054)      (2,125)
Income tax benefit                            (14,172)     (48,663)      (7,008)
--------------------------------------------------------------------------------
Income (loss) from the operations of the
 discontinued segment, net of tax             (18,235)     (73,391)       4,883
--------------------------------------------------------------------------------

Estimated pretax loss on the disposal of
 the discontinued segment                    (294,229)          --           --
Income tax benefit                           (105,088)          --           --
--------------------------------------------------------------------------------
Estimated loss on the disposal of the
 discontinued segment, net of tax            (189,141)          --           --
--------------------------------------------------------------------------------
Income (loss) from discontinued
 operations                                 $(207,376)     (73,391)       4,883
================================================================================

Operating Results

Net sales for all periods presented have been restated to reflect the adoption of Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs". In accordance with EITF No. 00-10, the Company's Coal Operations now report sales and costs charged for certain shipping and handling activities on a gross basis so that such amounts are reflected as a component of net sales and as a component of cost of sales. Previously, such costs were netted against revenues to arrive at net sales. The implementation of EITF No. 00-10 did not impact Coal Operations operating results or net loss since net sales and cost of sales were increased by equal amounts. The increases to net sales and cost of sales for the years ended December 31, 2000, 1999 and 1998 were $47.1 million, $57.2 million and $88.3 million, respectively.

Pretax losses from discontinued operations represent Coal Operations operating losses for all periods presented through December 31, 2000. The operating loss attributable to the discontinued segment for 1999 includes a charge of $82.3 million related to the impairment of long-lived assets and a joint venture interest as well as other mine closure costs, substantially all of which were non-cash. Income tax benefits attributable to the losses from discontinued operations include the benefits of percentage depletion.

Coal revenues for 2000 as compared to 1999 decreased primarily due to a decrease in volumes. In addition, coal sales were impacted by lower realizations per ton due to weaker market conditions. Pretax operating losses for 2000 were $7.4 million lower than 1999 (excluding the 1999 charges of $82.3 million) primarily due to lower selling, general and administrative expenses and lower idled mine costs. These improvements were partially offset by decreases in the gross margin due to lower realizations and higher production costs.

Coal Operations sales decreased $154.9 million in 1999 from 1998, largely as a result of reduced sales volume, which declined 3.9 million tons from the 16.7 million tons sold in 1998. The decline in sales volume resulted from the sale of certain coal assets in West Virginia in early 1998, the closing of a surface mine in Kentucky in late 1998 as well as continued softness in market conditions resulting from weak export markets for metallurgical coal and a strong US dollar relative to the currencies of other coal exporting nations. Excluding the impact of the coal related impairment and other charges of $82.3 million (discussed above), Coal Operations generated an operating loss of $42.1 million in 1999 as compared to $3.6 million in 1998. The lower results were due to a $17.2 million reduction in total coal margin and increases in idle and closed mine costs, inactive employee cost and selling, general and administrative expenses. The operating loss in 1999 included costs associated with salaried staff reductions while the operating loss in the 1998 period included a benefit of approximately $3.2 million related to net gains on the sale of assets and a gain of $2.6 million on the settlement of litigation.

Income tax benefits attributable to the losses from discontinued operations include the benefits of percentage depletion.

Estimated Loss on Disposal

The estimated loss on the disposal of the discontinued segment includes the following:

(In thousands)                                      Year Ended December 31, 2000
--------------------------------------------------------------------------------
Curtailment and recordation of benefit plans                          $(163,307)
Estimated loss on the sale of coal assets                               (85,956)
Estimated operating losses during the
 sale period                                                            (44,966)
--------------------------------------------------------------------------------
Estimated pretax loss on the disposal of the
 discontinued segment                                                  (294,229)
Income tax benefit                                                     (105,088)
--------------------------------------------------------------------------------
Estimated loss on the disposal of the
 discontinued segment, net of tax                                     $(189,141)
================================================================================

The Company recorded a net curtailment loss of $1.6 million comprised of a $6.0 million net curtailment loss on the Company's medical benefit plans and a $4.4 million net curtailment gain on the Company's pension plans. In addition, the Company recorded its obligations under the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") by incurring a one-time charge of $161.7 million, which represents the actuarially determined undiscounted liability for such obligations (discussed in detail below).


                                       --
                                       13

Estimates regarding losses on the sale of coal assets of $86.0 million and losses during the sale period of $45.0 million are subject to known and unknown risks, uncertainties and contingencies which could cause actual results to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, overall economic and business conditions, demand and competitive factors in the coal industry, the impact of delays in the issuance or the non-issuance of mining permits, the timing of and consideration received for the sale of the coal assets, geological conditions and variations in the spot prices of coal.

On February 10, 1999, the US District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the Federal Black Lung Excise Tax ("FBLET") imposed under Section 4121 of the Internal Revenue Code is unconstitutional as applied to export coal sales and ordering a refund to the subsidiaries. A total of $0.8 million (including interest) was refunded in 1999 for the FBLET that those companies paid for the quarter ended March 31, 1997. The Company has sought refunds of the FBLET it paid on export coal sales for all open statutory periods and expects to receive such refunds for some or all of that tax paid (plus interest) pursuant to a review of claim documentation by the Internal Revenue Service. Due to the uncertainty of the ultimate amounts to be received, which it estimates could range from $12 million to $20 million (pretax), and timing of the FBLET refunds, the Company has not currently recorded a receivable for such amounts in its estimate of operating losses during the sale period. The Company is also pursuing additional claims pending a decision by the US Supreme Court related to another company. The ultimate amounts and timing of such additional refunds, if any, cannot be determined at this time.

Although the Company would not be currently liable for a multi-employer pension plan withdrawal liability associated with its planned exit from the coal business, it could, under certain circumstances, become liable for such obligations during the sale process. Such liability, if any, is subject to several factors, the effects of which cannot be predicted at this time. Those factors include funding and benefit levels of the plans and the ultimate timing and form of the sale transactions. Accordingly, the Company has not recorded a withdrawal liability in the determination of the estimated loss on disposal.

Retained Assets and Liabilities

Certain non-operating assets and liabilities will be retained by the Company, including net working capital (excluding inventory), certain parcels of land, income and non-income tax assets and liabilities, certain inactive employee liabilities primarily for postretirement medical benefits, workers' compensation and black lung obligations, and reclamation related liabilities associated with certain closed coal mining sites in Virginia, West Virginia and Kentucky. In addition, the Company expects to retain its unconditional guarantee of the payment of the principal and premium, if any, on coal terminal revenue refunding bonds (principal amount of $43.2 million) as well as certain other contingent liabilities which are not considered material to the Company.

The following is a summary of the retained assets and liabilities, as of December 31, 2000:

(In thousands)                                                 December 31, 2000
--------------------------------------------------------------------------------
Assets:
Net working capital                                                     $ 42,383
Property, plant and equipment, net                                         8,843
Net deferred tax assets                                                  231,621

Liabilities:
Inactive workers' compensation and
 black lung obligations                                                 $ 81,733
Retiree medical obligations                                              425,381
Reclamation liabilities - inactive properties                             27,992
Other liabilities (a)                                                     52,904
================================================================================

(a) Includes $43,160 representing accumulated losses on the Company's equity investment in Dominion Terminal Associates which is equal to its unconditional guarantee related to coal terminal revenue refunding bonds.

In addition, the Company expects to have continuing expenses (primarily interest costs on retiree medical obligations) associated with its Coal Operations. Such expenses are currently included in the loss from discontinued operations since they are considered to be compensation costs of the discontinued operations. Beginning in 2002, after the sale of the Company's Coal Operations, these expenses will be a component of the Company's income from continuing operations. Using assumptions in existence as of December 31, 2000, the Company estimates that such expenses will approximate $35 million to $40 million per annum.

In October 1992, the Health Benefit Act was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund to which "signatory operators" and "related persons", including the Company and certain of its subsidiaries (collectively, the "Pittston Companies"), are jointly and severally liable to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers ("unassigned beneficiaries"), including, in the Company's case, the Pittston Companies in amounts determined on the basis set forth in the Health Benefit Act. In October 1993 and at various times in subsequent years, the Pittston Companies have received notices from the Social Security Administration (the "SSA") with regard to the assigned beneficiaries for which the Pittston Companies are responsible


                                       --
                                       14
under the Health Benefit Act. In addition, the Health Benefit Act requires the Pittston Companies to fund, pro rata according to the total number of assigned beneficiaries, a portion of health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source; the statutory authorization to obtain such funds is currently scheduled to cease by 2005. In the determination of the Pittston Companies' ultimate obligation under the Health Benefit Act, such funding has been taken into consideration.

Prior to December 31, 2000, the Company accounted for its obligations under the Health Benefit Act as a participant in a multi-employer benefit plan and thus, recognized the annual cost of these obligations on a pay-as-you-go basis. For 2000, 1999 and 1998, cash payments for such amounts were approximately $9.0 million, $10.4 million and $9.6 million, respectively. Pursuant to its formal plan to exit the coal business, the Company recorded its estimated undiscounted liability relating to such obligations at December 31, 2000 as a $161.7 million onetime charge to the net loss from discontinued operations. Such obligations if discounted at 7.5% would provide a present value estimate of approximately $80 million. The Company currently estimates that the annual cash funding under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue at about the same annual level for the next several years and should begin to decline thereafter as the number of such assigned beneficiaries decreases.

In addition, under the Health Benefit Act, the Pittston Companies are jointly and severally liable for certain postretirement health benefits for thousands of additional retired union mine workers and their dependents under plans provided by the Company. Substantially all of the Company's accumulated postretirement benefit obligation for retirees of $325.7 million as of December 31, 2000, relates to such retired workers and their beneficiaries.

The ultimate costs that will be incurred by the Company under the Health Benefit Act and its postretirement medical plans could be significantly affected by, among other things, the rate of inflation for medical costs, changes in the number of beneficiaries, governmental funding arrangements and such federal health benefit legislation of general application as may be enacted.

The Company acts as self-insurer with respect to almost all black lung benefits. Provision is made for estimated benefits based on annual reports prepared by outside actuaries. The excess of the present value of expected future benefits over the accumulated book reserves is recognized over the amortization period.

Cumulative actuarial gains or losses are calculated periodically and amortized on a straight-line basis. Prior to December 31, 2000, assumptions used in the calculation of the actuarial present value of black lung benefits were based on actual retirement experience of the Company's coal employees, black lung claims incidence, actual dependent information, industry turnover rates, actual medical and legal cost experience and projected inflation rates. As of December 31, 2000, certain assumptions were modified to reflect the planned sale of Coal Operations. As of December 31, 2000 and 1999, the actuarially determined discounted value of estimated future black lung benefits was approximately $47 million and $49 million, respectively. The amount expensed (credited) to operations for federal and state black lung benefits was $5.3 million in 2000, $5.1 million in 1999 and ($0.6) million in 1998. In 1998, the black lung credit was favorably impacted by the amortization of actuarial gains.

The Company has established a Voluntary Employees' Beneficiary Association ("VEBA") which is intended to tax efficiently fund certain retiree medical liabilities primarily for retired coal miners and their dependents. The VEBA may receive partial funding from the proceeds of the planned sale of the Company's coal business as well as other sources over time. The Company contributed $15.0 million to the VEBA in December 1999. As of December 31, 2000, the balance in the VEBA was $15.9 million.

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


                                       --
                                       15

The Company is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of such risks on the Company cannot be predicted.

Euro

The Company's Brink's and BAX Global subsidiaries have operations in various European countries that are currently in the process of adopting a common currency (the "Euro"). The transition of these countries to the Euro currency began in 1999 and is scheduled to be completed in 2002. To date, Brink's and BAX Global operations have not experienced any significant problems with the Euro currency conversion. Both subsidiaries continue to plan for the remaining milestones in the conversion process, and no material impact on their operations is expected.

Corporate Expenses

In 2000, general corporate expenses totaled $21.3 million compared with $23.0 million and $27.9 million in 1999 and 1998, respectively. Corporate expenses in 1999 included professional fees and expenses of approximately $1.3 million related to the Company's December 6, 1999 announcement to eliminate its tracking stock capital structure. Corporate expenses in 1998 included costs associated with a severance agreement with a former member of the Company's senior management and $5.8 million of additional expenses relating to a retirement agreement between the Company and its former Chairman and CEO.

Interest Expense, Net

Net interest expense totaled $39.2 million in 2000 compared with $34.5 million in 1999 and $34.9 million in 1998. The increase in net interest expense in 2000 as compared to 1999 was primarily due to higher average interest rates and higher average borrowings. Total debt at December 31, 2000 decreased over December 31, 1999 levels. This reduction in debt was primarily due to the sale in December 2000 of an $85.0 million revolving interest in BAX Global's US domestic accounts receivable. Proceeds from the sale were used to reduce year end borrowings under the Company's revolving credit facility. Lower levels of net interest expense in 1999 over 1998 were primarily due to significantly lower interest rates, as well as lower borrowings in Venezuela, which more than offset higher average borrowings under the Company's $350.0 million credit facility with a syndicate of banks.

In October 2000, the Company entered into a $370 million credit agreement with a syndicate of banks to replace the existing $350 million credit agreement that was due to expire in May 2001. Interest costs for 2000 under the new credit agreement were higher than the 1999 costs under the previous credit agreement.

Other Income/Expense, Net

Other expense, net, in 2000 of $3.8 million represented a decrease of $11.2 million from the other income of $7.4 million for 1999, primarily due to a gain in 1999 on the sale of a restricted investment held by BAX Global (discussed below). Other factors increasing expense in 2000 include an increase in minority interest expense (due to improved results of consolidated affiliates) and expenses associated with the sale of accounts receivable at BAX Global.

Other net income in 1999 of $7.4 million represented an increase of $3.6 million over the 1998 income of $3.8 million, primarily due to the previously mentioned gain on the partial sale of a restricted investment held by BAX Global. This gain was partially offset by lower foreign translation gains in 1999. Other net income in 1998 reflects a gain on the sale of a surplus aircraft by BAX Global.

Income Taxes

In 2000, 1999 and 1998, the provision for income taxes from continuing operations was greater than the statutory federal income tax rate of 35% primarily due to goodwill amortization and state income taxes, partially offset by lower taxes on foreign income. In 2000, the $57.5 million BAX Global restructuring charge and lower consolidated pretax income caused non-deductible items (principally goodwill amortization) to be a more significant factor in calculating the effective tax rate. As a result of Coal Operations being reported under discontinued operations, the tax benefits of percentage depletion are no longer reflected in the effective tax rate of continuing operations.

Based on the Company's historical and future expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31, 2000.

FINANCIAL CONDITION

Cash From Operating Activities

Cash provided by operating activities from continuing and discontinued operations totaled $364.8 million in 2000, an increase of $35.5 million from the $329.3 million generated during 1999. This increase was attributable to the acceleration of cash flow from working capital that occurred in December 2000 with the sale of an $85.0 million revolving interest in BAX Global's US domestic accounts receivable. Without this transaction, cash provided by operations would have been $49.5 million lower in 2000 than the prior year, primarily reflecting the decline in operating performance at BAX Global, partially offset by higher operating cash flow from the discontinued coal operations. Noncash charges and other write-offs in the consolidated statement of cash flows totaled $47.8 million for 2000, primarily reflecting the write-down of assets as a result of BAX Global's restructuring plan. Depreciation and amortization increased $40.1 million in 2000, due primarily to depreciation on


                                       --
                                       16
information technology assets placed in service at BAX Global late in 1999, depreciation on additional aircraft modifications completed at ATI in late 1999 and approximately $8 million in amortization of subscriber acquisition costs deferred as part of the cumulative effect of implementing SAB No. 101. Net income for 2000 included deferred income tax credits of $28.0 million, arising primarily from asset write-downs at BAX Global. The cash flow statement also reflects a $27.3 million increase in other assets during 2000, $20.8 million greater than the increase reported in 1999. Approximately $12 million of this increase represents direct BHS subscriber acquisition costs deferred during 2000 under the new accounting method, SAB 101. Cash provided by discontinued coal operations increased $14.3 million, primarily due to a decrease in coal inventory and fluctuations in accounts payable and accrued liabilities. Coal Operations' net loss in 1999 was higher than 2000 due to noncash charges relating to an impairment. Cash provided by discontinued operations for 2000 and 1999 was net of $65.2 million and $61.1 million, respectively, of cash payments for inactive employee benefits and for idle and closed facilities.

Investing Activities

Net cash used in investing activities was $273.7 million in 2000 compared to cash used of $326.8 million in 1999, including $7.4 million used by the discontinued operations. The decrease in net cash used by investing activities of $53.1 million was primarily due to lower capital spending in 2000 versus 1999. Cash capital expenditures for 2000 of $214.4 million were $54.5 million lower than 1999 which totaled $268.9 million. Of the amount of cash capital expenditures, $73.8 million (34%) was spent by Brink's, $74.5 million (35%) was spent by BHS, $60.1 million (28%) was spent by BAX Global and $5.2 million (2%) was spent by Other Operations. Lower cash capital expenditures in 2000 as compared to 1999 were primarily due to lower levels of spending at BHS for customer installations, at BAX Global for aircraft modifications and at Brink's for IT expenditures. Cash capital expenditures in 2001 are currently expected to range from approximately $240 million to $260 million, and an additional amount of approximately $20 million of necessary or committed expenditures relating to the discontinued operations. Expected capital expenditures for 2001 reflect an increase in customer installations at BHS, building improvements at Brink's and increased spending on information technology at BAX Global, partially offset by a decrease in aircraft related expenditures due to the reduction in the fleet of aircraft at ATI. Capital expenditures for the discontinued operations reflect spending in the first half of 2001 to develop a deep mine in order to achieve the expected sales proceeds. The foregoing amounts exclude expenditures that have been or are expected to be financed through capital and operating leases. Aircraft heavy maintenance expenditures for 2000 decreased by $2.5 million as compared to 1999. This decrease was primarily due to increased efforts to control spending.

Net cash flow used in investing activities for 2000 included approximately $2.2 million of cash proceeds relating to the sale of an investment held by the coal operations and $3.9 million was used to fund other acquisitions (primarily at Brink's). Cash flows provided by investing activities in 1999 included the proceeds from the partial sale of a restricted investment more than offset by the initial funding of $15.0 million to the VEBA. In 1998, cash flows from investing activities benefited from additional proceeds from the sale of property, plant and equipment which partially offset the impact of the acquisition of ATI for a purchase price of approximately $29 million.

Financing Activities

Net cash flows used in financing activities were $124.5 million for 2000 compared with cash provided of $44.8 million in 1999. The 1999 level included borrowings used to finance the purchase of a portion of the Company's Preferred Stock (discussed in more detail below). The 2000 level reflected repayments under a bank credit facility (described below) due primarily to the sale of accounts receivable at BAX Global, as well as increased borrowings at December 31, 1999 and repayments of a portion of the debt of Brink's France and Venezuela.

In October 2000, the Company entered into a $370 million bank credit agreement to replace an existing facility that was due to expire in 2001. Under the new agreement, the Company may borrow up to $185 million over a three-year term ending October 3, 2003 and up to $185 million over a one-year term ending October 2, 2001. The Company has the option to borrow on a revolving basis from the group of banks participating in the facility or on a competitive bid basis among the individual banks. For borrowings on a revolving basis, the Company may select either an offshore rate or a base rate. The offshore rate is based on LIBOR plus a margin determined by the Company's credit rating. The base rate is the higher of the prime rate or the federal funds rate plus a margin. The applicable interest rate is increased by 0.125% during any period that amounts outstanding under the facility exceed 50% of the total commitment. The Company also pays a fee of 0.15% on the one-year commitment and 0.175% on the three-year commitment. At December 31, 2000, the Company classified the $59.8 million outstanding under the one-year portion of the credit agreement as long-term debt, reflecting the refinancing of those borrowings with proceeds from a private placement of Senior Notes subsequent to year end, as discussed below.

The previous bank credit facility provided for total borrowings of up to $350 million, consisting of a $100 million term loan and a $250 million revolving credit arrangement. Interest on borrowings under that facility was based, at the Company's option, on either the prime rate, certificate of deposit rate, Eurodollar rate, or money market rate plus a margin determined by the Company's credit rating. The Company also paid a commitment fee on the unused portion of the facility. At December 31, 1999, $100


                                       --
                                       17
million was outstanding under the term loan and $185 million was outstanding under the revolving credit portion of the facility.

As mentioned above, in January 2001, the Company completed a $75 million private placement of Senior Notes. The notes are comprised of $55 million of 7.84% Senior Notes, Series A ("Series A notes") due in 2007 and $20 million of 8.02% Senior Notes, Series B ("Series B notes") due in 2008. Interest on the Series A and Series B notes is payable semi-annually and the Company is required to prepay, without penalty, $18.3 million principal of the Series A notes in each of January 2005 and 2006. The Company also has the option to prepay all or a portion of the Series A or Series B notes prior to maturity with a prepayment penalty. The $75 million proceeds from issuance of the Senior Notes were used to repay borrowings under the revolving credit facility.

Both the bank credit agreement and the agreement under which the Senior Notes were issued contain various financial and other covenants. The financial covenants limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. The previous bank credit facility also contained various covenants.

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

The Company assesses interest rate, foreign currency and commodity risks by continually identifying and monitoring changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor the risks attributable to both the Company's outstanding and forecasted transactions as well as offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency rates and commodity prices on the Company's future cash flows. The Company does not use derivative instruments for purposes other than hedging.

The sensitivity analyses discussed below for the market risk exposures were based on facts and circumstances in effect at December 31, 2000. Actual results will be determined by a number of factors that are not under management's control and could vary significantly from those disclosed.

Interest Rate Risk

The Company primarily uses variable-rate debt denominated in US dollars and foreign currencies, primarily including Argentine pesos, Venezuelan bolivars, French francs, Singapore dollars, British pounds and Dutch guilders, to finance its operations. These debt obligations expose the Company to variability in interest expense due to changes in the general level of interest rates in these countries. Venezuela is considered a highly inflationary economy, and therefore, the effects of increases or decreases in that country's interest rates may be partially offset by corresponding decreases or increases in the currency exchange rates that will affect the US dollar value of the underlying debt.

In order to limit the variability of the interest expense on its debt, the Company converts the variable-rate cash flows on a portion of its $185.0 million three year revolving credit facility and its Singapore dollar credit facility to fixed-rate cash flows by entering into interest rate swaps which involve the exchange of floating interest payments for fixed interest payments. In addition to the US dollar denominated fixed interest rate swaps, the Company also has fixed-rate debt denominated in foreign currencies (primarily French francs). The fixed rate debt and interest rate swaps are subject to fluctuations in their fair values as a result of changes in interest rates.


                                       --
                                       18

Based on the overall interest rate level of both US dollar and foreign currency denominated variable rate debt outstanding at December 31, 2000, a hypothetical 10% change (as a percentage of interest rates on outstanding debt) in the Company's effective interest rate from year-end 2000 levels would change interest expense by approximately $1.1 million over a twelve month period. Debt designated as hedged by the interest rate swaps has been excluded from this amount. The effect on the fair value of US and foreign currency denominated fixed rate debt (including US dollar fixed interest rate swaps) for a hypothetical 10% uniform shift (as a percentage of market interest rates) in the yield curves for interest rates in various countries from year-end 2000 levels would be immaterial to the balance sheet.

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

Mineral Ventures has operations which are exposed to currency risk arising from gold sales denominated in US dollars while its local operating costs are denominated in Australian dollars. Mineral Ventures utilizes foreign currency forward contracts to hedge the variability in cash flows resulting from these exposures for up to forty-seven months into the future.

In addition, the Company has net investments in a number of foreign subsidiaries that are translated at exchange rates at the balance sheet date. Resulting cumulative translation adjustments are recorded as a separate component of shareholders' equity and exposes the Company to adjustments resulting from foreign exchange rate volatility. The Company, at times, uses non-derivative financial instruments to hedge this exposure. Currency exposure related to the net assets of the Brink's subsidiary in France are managed, in part, through a foreign currency denominated debt agreement (seller financing) entered into as part of the acquisition by the Company, which was fully repaid in early 2001. All other hedges of net investments in foreign subsidiaries were immaterial to the Company as of December 31, 2000 and 1999. The translation adjustments for hyperinflationary economies in which the Company operates (currently Venezuela) are recorded as a component of net income and exposes the Company to adjustments resulting from foreign exchange rate volatility.

The effects of a hypothetical simultaneous 10% appreciation in the US dollar from year end 2000 levels against all other currencies of countries in which the Company operates were measured for their potential impact on, 1) translation of earnings into US dollars based on 2000 results, 2) transactional exposures, and
3) translation of balance sheet equity accounts. The hypothetical effects would be approximately $6.5 million unfavorable for the translation of earnings into US dollars, approximately $3.0 million favorable earnings effect for transactional exposures, and approximately $24.8 million unfavorable for the translation of balance sheet equity accounts.

Commodities Price Risk

The Company consumes or sells various commodities in the normal course of its business and utilizes derivative instruments to minimize the variability in forecasted cash flows due to price movements in these commodities. The derivative contracts are entered into in accordance with guidelines set forth in the Company's hedging policies.

The Company utilizes forward swap contracts for the purchase of jet fuel to fix a portion of forecasted jet fuel costs at specific price levels and it utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of jet fuel. In addition, the Company, in some cases, is able to adjust its pricing to partially offset large increases in the cost of the jet fuel. The Company utilizes forward gold sales contracts to fix the selling price on a portion of its forecasted gold sales from the Stawell gold mine. The Company also utilizes forward swap contracts to fix the selling price on a portion of its forecasted natural gas sales from Allied Operations and collar contracts to fix a portion of its forecasted jet fuel costs and forecasted natural gas sales within a specified price range.

The following table represents the Company's outstanding commodity hedge contracts as of December 31, 2000:

                                                        Weighted
                                                         Average      Estimated
(In thousands, except                   Notional        Contract           Fair
average contract rates)                   Amount            Rate          Value
--------------------------------------------------------------------------------
Forward gold sale contracts (a)               52         $   277        $   (13)
Forward swap contracts:
 Jet fuel purchases (pay fixed) (b)       12,000           .7588           (134)
 Natural gas sales (receive fixed) (c)     2,200            .290         (7,091)
Commodity options:
 Jet fuel purchases (collar) (b)           9,800         .9704/.6982       (266)
 Natural gas sales (collar) (c)            1,360        7.7805/4.9512      (347)
================================================================================

(a)   Notional amount in ounces of gold.
(b)   Notional amount in gallons of fuel.
(c)   Notional amount in MMBTUs.


                                       --
                                       19

Contingent Liabilities

In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the future clean-up costs, on an undiscounted basis, using existing technologies to be between $6.0 million and $9.5 million. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the clean-up will be conducted. The clean-up estimates have been modified from prior years in light of cost inflation, the application of new technologies and certain assumptions the Company is making with respect to the end use of the property. The estimate of costs and the timing of payments could change as a result of changes to the remediation plan required, changes in the technology available to treat the site, unforeseen circumstances existing at the site and additional cost inflation.

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

As a result of the exchange of all outstanding shares of BAX Stock and Minerals Stock for Pittston Common Stock, the Company issued 10,916,367 shares of Pittston Common Stock, which consists of 9,490,227 shares of Pittston Common Stock equal to 100% of the Fair Market Value, as defined, of all BAX Stock and Minerals Stock and 1,426,140 shares of Pittston Common Stock equal to the additional 15% of the Fair Market Value of BAX Stock and Minerals Stock exchanged pursuant to the above-described formula. Of the 10,916,367 shares issued, 10,195,630 shares were issued to holders of BAX Stock and Minerals Stock and 720,737 shares were issued to The Pittston Company Employee Benefits Trust.

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


                                       --
                                       20

In February 2000, under the Company's common share repurchase program, the Board reaffirmed the authority to purchase, from time to time, up to 900,000 shares of Pittston Common Stock, not to exceed an aggregate purchase cost of $22.2 million. The authority to acquire shares remains in effect in 2001. Such shares are to be purchased from time to time in the open market or in private transactions, as conditions warrant. As of December 31, 2000, the Company had the remaining authority to purchase, from time to time, shares of the Convertible Preferred Stock not to exceed an aggregate purchase cost of $5.4 million.

Under the share repurchase programs authorized by the Board, the Company purchased shares in the periods presented as follows:

                                                         Years Ended December 31
(Dollars in millions, shares in thousands)                       2000       1999
--------------------------------------------------------------------------------
Pittston Common Stock:
 Shares                                                            --        N/A
 Cost                                                           $  --        N/A
Brink's Stock:
 Shares                                                           N/A        100
 Cost                                                           $ N/A        2.5
Convertible Preferred Stock
 Shares                                                           8.1       83.9
 Cost                                                           $ 2.2       21.0
 Excess carrying amount (a)                                     $ 1.7       19.2
================================================================================

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years. This amount is deducted from preferred dividends in the Company's Consolidated Statement of Operations.

As of December 31, 2000, debt as a percent of capitalization (total debt and shareholders' equity) was 46% compared to 41% at December 31, 1999.

Dividends

The Board intends to declare and pay dividends, if any, on Pittston Common Stock based on the earnings, financial condition, cash flow and business requirements of the Company. At present, the annual dividend rate for Pittston Common Stock is $0.10 per share. In February 2001, the Board declared a cash dividend of $0.025 per share on Pittston Common Stock, payable on March 1, 2001 to shareholders of record on February 20, 2001.

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

In 2000 and 1999, dividends paid on the Convertible Preferred Stock amounted to $0.9 million and $1.6 million, respectively. The lower level of cash dividends in 2000 as compared to 1999 and 1998, reflect the repurchase of 0.08 million shares of the Company's Convertible Preferred Stock.

Accounting Changes

Pursuant to guidance issued in Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," by the Securities and Exchange Commission ("SEC") in December 1999, and a related interpretation issued in October 2000, BHS changed its method of accounting for nonrefundable installation revenues and a portion of the related direct costs of acquiring new subscribers (primarily sales commissions and direct marketing expenses). As provided in the guidance, the accounting change was implemented in the fourth quarter of 2000, but made effective as of January 1, 2000. Accordingly, the previously reported results for the first three quarters of 2000 were adjusted to reflect this change. Under the new method, all of the nonrefundable installation revenues and a portion of the related direct costs of subscriber acquisition are deferred and recognized in income over the estimated term of the subscriber relationship. Prior to 2000, BHS charged against earnings as incurred, all marketing and selling costs associated with obtaining new subscribers and recognized as revenue all non-refundable payments received from such subscribers to the extent that costs exceeded such revenues. The Company's results for 2000 include a non-cash, after-tax charge of $52.0 million, ($84.7 million pretax), or $1.04 per diluted share, to reflect the cumulative effect of the accounting change on years prior to 2000. The change decreased operating profit for 2000 by $2.3 million, reflecting a net decrease in revenues of $6.4 million and a net decrease in operating expenses of $4.1 million. Net income for 2000 was reduced by $1.4 million ($0.03 per diluted share).


                                       --
                                       21

Forward Looking Information

Certain of the matters discussed herein, including statements regarding the timing and outcome of the sale of the coal assets, expected proceeds from the sale of the coal business, the retention of certain assets and liabilities following the sale of the coal assets, estimated losses on the sale of coal assets and estimated operating losses during the sale period, the highly competitive nature of the air and ocean freight forwarding and supply chain management industries, the amount of proven and probable gold reserves in the Stawell gold mine, the amount of natural gas reserves, the outcome of BAX Global's plans to reduce capacity and cost of its airlift capabilities in the US and to reduce station operating expenses, sales costs and overhead in the Americas and Atlantic regions, the estimated 2001 annualized savings from BAX Global's cost reduction programs, the timing of the payment of charges related to BAX Global's restructuring, the amount and timing of FBLET refunds, costs of long-term benefit obligations including black lung benefits, use of deferred tax assets, projections about market risk, the impact of the Euro on operations at Brink's and BAX Global, projected capital spending, potential gains on the sale of restricted investments, environmental clean-up estimates, Health Benefit Act expenses and the timing of funding and source of funds for the VEBA involve forward looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, the parties who purchase the coal business, the market for airplanes, the actual amount of natural gas reserves held by Allied Operations, the actual amount of gold reserves in the Stawell gold mine, the position taken by the Internal Revenue Service with respect to the timing and amount of FBLET refunds, actual retirement experience of the Company's coal employees, black lung claims incidence, actual dependent information, coal industry turnover rates, actual medical and legal costs relating to benefits, inflation rates, overall economic and business conditions, foreign currency exchange rates, the demand for the Company's products and services, the impact of initiatives to control costs and increase profitability, pricing and other competitive industry factors, fuel prices, market conditions for restricted investments, new government regulations and/or legislative initiatives, issuance of permits, judicial decisions, variations in costs or expenses, geological conditions, variations in the spot prices of coal and the ability of counterparties to perform.


                                       --
                                       22

The Pittston Company and Subsidiaries

--------------------------------------------------------------------------------
STATEMENT OF MANAGEMENT RESPONSIBILITY
--------------------------------------------------------------------------------

The management of The Pittston Company (the "Company") is responsible for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America. Management has also prepared the other information in the annual report and is responsible for its accuracy.

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

--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
The Pittston Company

We have audited the accompanying consolidated balance sheets of The Pittston Company and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pittston Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for nonrefundable installation revenues and the related direct costs of acquiring new subscribers in 2000 as a result of the implementation of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

As more fully discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 1998 as a result of adopting Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

KPMG LLP
Richmond, Virginia
February 1, 2001


                                       --
                                       23

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                                  December 31
(In thousands, except per share amounts)                                                    2000            1999
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                                            $    97,751            131,159
Accounts receivable:
 Trade (Note 3)                                                                          547,747            637,808
 Other                                                                                    52,174             37,023
------------------------------------------------------------------------------------------------------------------------
                                                                                         599,921            674,831

 Less estimated uncollectible amounts                                                     39,803             36,238
------------------------------------------------------------------------------------------------------------------------
                                                                                         560,118            638,593
Prepaid expenses and other current assets                                                 57,876             51,530
Deferred income taxes (Note 6)                                                            81,408             50,255
Current assets of discontinued operations (Note 16)                                       16,473             30,366
------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                     813,626            901,903
Property, plant and equipment, at cost (Notes 1, 4 and 13)                             1,394,630          1,327,419
 Less accumulated depreciation and amortization                                          563,073            494,234
------------------------------------------------------------------------------------------------------------------------
                                                                                         831,557            833,185
Goodwill, net of accumulated amortization (Notes 1 and 5)                                232,969            238,641
Deferred pension assets (Note 12)                                                        118,381            113,593
Deferred income taxes (Note 6)                                                           229,693             79,569
Other assets                                                                             141,936            107,927
Noncurrent assets of discontinued operations (Note 16)                                   110,547            184,883
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                         $ 2,478,709          2,459,701
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings (Note 7)                                                       $    51,003             90,085
Current maturities of long-term debt (Note 7)                                             34,378             31,905
Accounts payable                                                                         315,956            301,194
Accrued liabilities:
 Taxes                                                                                    81,951             68,583
 Workers' compensation and other claims                                                   35,648             33,544
 Payroll and vacation                                                                    105,105             84,744
 Miscellaneous (Note 12)                                                                 270,532            219,556
------------------------------------------------------------------------------------------------------------------------
                                                                                         493,236            406,427
Current liabilities of discontinued operations (Note 16)                                   3,734              3,450
------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                898,307            833,061

Long-term debt, less current maturities (Note 7)                                         311,418            392,521
Postretirement benefits other than pensions (Note 12)                                    401,093            240,770
Workers' compensation and other claims                                                    85,116             87,083
Deferred revenue                                                                         123,831              3,804
Deferred income taxes (Note 6)                                                            16,654             16,272
Other liabilities                                                                        142,225            115,286
Noncurrent liabilities of discontinued operations (Note 16)                               24,242             21,263
Commitments and contingent liabilities (Notes 7, 11, 12, 15, 16 and 18)
Shareholders' equity (Notes 9 and 10):
 Preferred stock, par value $10 per share,
  Authorized: 2,000 shares $31.25 Series C Cumulative Convertible Preferred Stock
  Issued and outstanding: 2000 - 21 shares; 1999 - 30 shares                                 214                296
 Pittston Brink's Group common stock, par value $1 per share:
  Authorized: 100,000 shares
  Issued and outstanding: 2000 - 51,778 shares; 1999 - 40,861 shares                      51,778             40,861
 Pittston BAX Group common stock, par value $1 per share:
  Authorized: 1999 - 50,000 shares
  Issued and outstanding: 1999 - 20,825 shares                                                --             20,825
 Pittston Minerals Group common stock, par value $1 per share:
  Authorized: 1999 - 20,000 shares
  Issued and outstanding: 1999 - 10,086 shares                                                --             10,086
 Capital in excess of par value                                                          348,752            341,011
 Retained earnings                                                                       182,525            443,349
 Accumulated other comprehensive loss                                                    (82,020)           (56,528)
 Employee benefits trust, at market value (Note 10)                                      (25,426)           (50,259)
------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                               475,823            749,641
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                           $ 2,478,709          2,459,701
========================================================================================================================

See accompanying notes to consolidated financial statements.


                                       --
                                       24

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                       Years Ended December 31
(In thousands, except per share amounts)                                         2000             1999             1998
----------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                           $ 3,798,592        3,684,625        3,228,247
Net sales                                                                         35,520           25,073           23,332
----------------------------------------------------------------------------------------------------------------------------
Operating revenues and net sales (Note 1)                                      3,834,112        3,709,698        3,251,579
----------------------------------------------------------------------------------------------------------------------------
Costs and expenses (Note 1):
Operating expenses                                                             3,232,893        3,041,428        2,675,537
Cost of sales                                                                     31,345           24,260           18,575
Selling, general and administrative expenses (includes a
 $15,723 write-off of long-lived assets in 1998)                                 477,759          457,817          436,378
Restructuring charge (includes a $45,180
 write-off of long-lived assets in 2000) (Note 13)                                57,487               --               --
----------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                       3,799,484        3,523,505        3,130,490
Other operating income, net                                                       13,059           10,380            7,350
Operating profit                                                                  47,687          196,573          128,439
Interest income                                                                    4,177            3,659            4,141
Interest expense                                                                 (43,416)         (38,152)         (39,056)
Other income (expense), net (Note 3)                                              (3,819)           7,423            3,811
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes
 and cumulative effect of change in accounting principle                           4,629          169,503           97,335
Provision for income taxes (Note 6)                                                1,944           61,455           36,162
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
 cumulative effect of change in accounting principle                               2,685          108,048           61,173
----------------------------------------------------------------------------------------------------------------------------
Discontinued operations (Note 16):
 Income (loss) from operations, net of tax (includes a $23,978 write-off of long-lived assets, a $27,340 impairment of goodwill and
  $2,165 of mine closure costs in 1999)                                          (18,235)         (73,391)           4,883
 Estimated net loss on disposition, net of tax                                  (189,141)              --               --
Income (loss) from discontinued operations                                      (207,376)         (73,391)           4,883
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of change
 in accounting principle                                                        (204,691)          34,657           66,056
Cumulative effect of change in accounting principle, net of tax (Note 1)         (51,952)              --               --
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                               (256,643)          34,657           66,056
----------------------------------------------------------------------------------------------------------------------------
Preferred stock dividends, net (Notes 8 and 10)                                      873           17,621           (3,524)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributed to common shares                                $  (255,770)          52,278           62,532
============================================================================================================================
Net income (loss) per common share (actual for 2000,
pro forma for 1999 and 1998)(Note 8):
Basic:
 Continuing operations                                                       $      0.07             2.55             1.18
 Discontinued operations                                                           (4.14)           (1.49)            0.10
 Cumulative effect of change in accounting principle                               (1.04)              --               --
----------------------------------------------------------------------------------------------------------------------------
Total basic                                                                  $     (5.11)            1.06             1.28
----------------------------------------------------------------------------------------------------------------------------
Diluted:
 Continuing operations                                                       $      0.05             2.19             1.17
 Discontinued operations                                                           (4.13)           (1.49)            0.10
 Cumulative effect of change in accounting principle                               (1.04)              --               --
----------------------------------------------------------------------------------------------------------------------------
Total diluted                                                                $     (5.12)            0.70             1.27
============================================================================================================================


                                       --
                                       25

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

                                                                                          Years Ended December 31
(In thousands, except per share amounts)                                          2000              1999             1998
----------------------------------------------------------------------------------------------------------------------------
Pittston Brink's Group (Note 1):
Net income per common share (Note 8):
 Basic                                                                        $    N/A              2.16             2.04
 Diluted                                                                           N/A              2.15             2.02
----------------------------------------------------------------------------------------------------------------------------
Pittston BAX Group (Note 1):
Net income (loss) per common share (Note 8):
 Basic                                                                        $    N/A              1.73            (0.68)
 Diluted                                                                           N/A              1.72            (0.68)
----------------------------------------------------------------------------------------------------------------------------
Pittston Minerals Group (Note 1):
Net income (loss) per common share (Note 8):
Basic:
 Continuing operations                                                        $     N/A             0.93            (1.01)
 Discontinued operations                                                            N/A            (8.26)            0.59
----------------------------------------------------------------------------------------------------------------------------
Total basic                                                                   $     N/A            (7.33)           (0.42)
----------------------------------------------------------------------------------------------------------------------------
Diluted:
 Continuing operations                                                        $     N/A            (0.98)           (1.01)
 Discontinued operations                                                            N/A            (7.63)            0.59
----------------------------------------------------------------------------------------------------------------------------
Total diluted                                                                 $     N/A            (8.61)           (0.42)
============================================================================================================================
Pro forma amounts, assuming the change in accounting
 principle is applied retroactively:
Pro forma income from continuing operations                                   $   2,685          103,225           54,398
Income (loss) from discontinued operations                                     (207,376)         (73,391)           4,883
----------------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss)                                                   $(204,691)          29,834           59,281
----------------------------------------------------------------------------------------------------------------------------
Preferred stock dividends, net (Notes 8 and 10)                                     873           17,621           (3,524)
----------------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) attributed to common shares                       $(203,818)          47,455           55,757
----------------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss) per common share
Basic:
 Continuing operations                                                        $    0.07             2.46             1.04
 Discontinued operations                                                          (4.14)           (1.49)            0.10
----------------------------------------------------------------------------------------------------------------------------
Total basic, pro forma                                                        $   (4.07)            0.97             1.14
----------------------------------------------------------------------------------------------------------------------------
Diluted:
 Continuing operations                                                        $    0.05             2.09             1.03
 Discontinued operations                                                          (4.13)           (1.49)            0.10
----------------------------------------------------------------------------------------------------------------------------
Total diluted, pro forma                                                      $   (4.08)            0.60             1.13
============================================================================================================================

See accompanying notes to consolidated financial statements.


                                       --
                                       26

The Pittston Company and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

                                                                                                Years Ended December 31

(In thousands, except per share data)                                                         2000         1999         1998
------------------------------------------------------------------------------------------------------------------------------
Series C Preferred Stock, $31.25 per share (Note 10)
Balance, beginning of year                                                                $     296        1,134        1,138
Retirement of stock under share repurchase program                                              (82)        (838)          (4)
------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                            214          296        1,134
==============================================================================================================================
Pittston Brink's Group Common Stock
Balance, beginning of year                                                                   40,861       40,961       41,130
Retirement of stock under share repurchase program and other (Note 10)                           --         (100)        (169)
Exchange of stock (Note 10)                                                                  10,917           --           --
------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                         51,778       40,861       40,961
==============================================================================================================================
Pittston BAX Group Common Stock
Balance, beginning of year                                                                   20,825       20,825       20,378
Shares issued to employee benefits trust/other (Note 10)                                         --           --        1,494
Retirement of stock under share repurchase program (Note 10)                                     --           --       (1,047)
Exchange of stock (Note 10)                                                                 (20,825)          --           --
------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                             --       20,825       20,825
==============================================================================================================================
Pittston Minerals Group Common Stock
Balance, beginning of year                                                                   10,086        9,186        8,406
Shares issued to employee benefits trust/other (Note 10)                                         --          900          780
Exchange of stock (Note 10)                                                                 (10,086)          --           --
------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                             --       10,086        9,186
==============================================================================================================================
Capital in excess of par value
Balance, beginning of year                                                                  341,011      403,148      430,970
Tax benefit of stock options exercised (Note 6)                                                 105           36        4,766
Shares issued to employee benefits trust (Note 10)                                               --          563       12,781
Shares released from employee benefits trust (Note 10)                                         (380)      (1,309)     (13,675)
Remeasurement of employee benefits trust (Note 10)                                           (8,328)     (21,037)     (25,993)
Retirement of stock under share repurchase programs (Note 10)                                (3,814)     (40,288)      (7,024)
Exchange of stock (Note 10)                                                                  20,158           --           --
Other                                                                                            --         (102)       1,323
------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                        348,752      341,011      403,148
==============================================================================================================================
Retained earnings
Balance, beginning of year                                                                  443,349      401,186      359,940
Net income (loss)                                                                          (256,643)      34,657       66,056
Retirement of stock under share repurchase programs (Note 10)                                 1,734       17,732      (10,212)
Dividends declared (Note 10)                                                                 (5,871)     (10,328)     (14,032)
Exchange of stock (Note 10)                                                                     (44)          --           --
Other                                                                                            --          102         (566)
------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                        182,525      443,349      401,186
==============================================================================================================================
Accumulated other comprehensive loss
Balance, beginning of year                                                                  (56,528)     (51,865)     (41,762)
Foreign currency translation adjustment, net                                                (14,075)     (10,736)      (7,125)
Deferred benefit (expense) on cash flow hedges, net                                         (11,096)       5,849       (3,309)
Other                                                                                          (321)         224          331
------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                        (82,020)     (56,528)     (51,865)
==============================================================================================================================
Employee benefits trust
Balance, beginning of year                                                                  (50,259)     (88,547)    (134,582)
Shares issued to employee benefits trust (Note 10)                                               --       (1,463)     (15,081)
Shares released from employee benefits trust (Note 10)                                       16,700       18,714       35,123
Remeasurement of employee benefits trust (Note 10)                                            8,328       21,037       25,993
Exchange of stock                                                                              (195)          --           --
------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                        (25,426)     (50,259)     (88,547)
==============================================================================================================================
Total shareholders' equity - end of year                                                  $ 475,823      749,641      736,028
Comprehensive income (loss)
Net income (loss) attributed to common shares                                             $(255,770)      52,278       62,532
Other comprehensive income (loss), net of tax:
 Foreign currency translation adjustments, net of tax effect of ($1,049), ($319) and $787   (14,075)     (10,736)      (7,125)
 Cash flow hedges:
  Transition adjustment, net of tax effect of $1,960 in 1998                                     --           --       (3,663)
  Net cash flow hedge gains (losses), net of tax effect of $1,787, ($3,562) and $501         (6,264)       8,614         (710)
  Reclassification adjustment, net of tax effect of $2,830, $1,449 and ($617)                (4,832)      (2,765)       1,064
 Other, net of tax effect of $173, ($110) and ($189)                                           (321)         224          331
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                               $(281,262)      47,615       52,429
==============================================================================================================================

See accompanying notes to consolidated financial statements.


                                       --
                                       27

The Pittston Company and Subsidiaries
 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Years Ended December 31
(In thousands)                                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                                       $(256,643)      34,657       66,056
Adjustments to reconcile (loss) net income to net cash provided by continuing operations:
Cumulative effect of change in accounting principle, net of tax                            51,952           --           --
Estimated loss on disposition of discontinued operations, net of tax                      189,141           --           --
 Noncash charges and other write-offs                                                      47,771           34       20,133
 Depreciation and amortization                                                            188,950      148,853      122,297
 Provision for aircraft heavy maintenance                                                  40,245       50,220       39,821
 (Credit) provision for deferred income taxes                                             (28,038)      12,785       (4,307)
 Provision for pensions, noncurrent                                                        10,859        8,493        6,913
 Provision for uncollectible accounts receivable                                           22,876       14,706       21,198
 Equity in earnings of unconsolidated affiliates, net of dividends received                (3,593)      (3,977)        (880)
 Minority interest expense                                                                  3,674          911        1,742
 (Gain) loss on sales of property, plant and equipment and
  other assets and investments                                                                110       (9,468)      (5,419)
 Other operating, net                                                                      12,236       11,332       12,528
Change in operating assets and liabilities, net of effects
  of acquisitions and dispositions:
 (Increase) decrease in accounts receivable                                                40,532      (57,483)      (2,233)
 (Increase) decrease in prepaid expenses and other current assets                          (4,501)         318       (2,881)
 Increase in other assets                                                                 (27,306)      (6,482)      (5,718)
 Increase in accounts payable and accrued liabilities                                      11,930       25,384        4,147
 Increase in workers' compensation and other claims, noncurrent                             2,438          144        1,064
 Increase in other liabilities                                                             10,847        9,483        6,824
 Other, net                                                                                 2,713          (73)     (10,078)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                                316,193      239,837      271,207
Net cash provided (used) by discontinued operations                                        48,563       89,434      (39,399)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 364,756      329,271      231,808
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Additions to property, plant and equipment                                               (214,443)    (268,909)    (239,419)
Proceeds from disposal of property, plant and equipment                                     4,063        8,829       11,952
Aircraft heavy maintenance expenditures                                                   (50,461)     (52,926)     (40,466)
Acquisitions, net of cash acquired, and related contingency payments                       (3,880)      (4,066)     (34,521)
Dispositions of other assets and investments                                                   --        9,516        1,711
Discontinued operations, net                                                               (7,446)     (10,507)      11,260
Other, net                                                                                 (1,515)      (8,719)     (11,497)
------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                    (273,682)    (326,782)    (300,980)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Increase (decrease) in short-term borrowings                                              (39,182)       4,411       29,734
Additions to debt                                                                         461,383      193,777      188,669
Reductions of debt                                                                       (539,508)    (121,985)    (110,474)
Repurchase of stock of the Company                                                         (2,162)     (23,494)     (19,437)
Proceeds from exercise of stock options and employee stock purchase plan                      630        2,708        8,098
Dividends paid                                                                             (5,643)      (9,792)     (13,402)
Other, net                                                                                     --         (849)          --
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                         (124,482)      44,776       83,188
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      (33,408)      47,265       14,016
Cash and cash equivalents at beginning of year                                            131,159       83,894       69,878
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $  97,751      131,159       83,894
==============================================================================================================================

See accompanying notes to consolidated financial statements


                                       --
                                       28

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(In thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

As used herein, the "Company" includes The Pittston Company except as otherwise indicated by the context. The Company is comprised of four operating segments and one discontinued segment. The four operating segments are Brink's, Incorporated ("Brink's"), Brink's Home Security, Inc. ("BHS"), BAX Global Inc. ("BAX Global") and Other Operations which consists of Pittston Mineral Ventures ("Mineral Ventures") and the Company's timber and gas operations (collectively, "Allied Operations"). The discontinued segment is Pittston Coal Operations ("Coal Operations").

On December 6, 1999, the Company announced its intention to exit the coal business through the sale of the Company's coal mining operations and reserves. Based on progress to date, the Company has formalized its plan to dispose of those operations by the end of 2001. Coal Operations have been reported as discontinued operations of the Company as of December 31, 2000, and the accompanying financial statements and related disclosures for all periods presented have been reclassified accordingly. No interest expense has been allocated to the discontinued operations.

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

Principles of Consolidation

The accompanying consolidated financial statements reflect the accounts of the Company and its majority-owned subsidiaries. The Company's interest in 20% to 50% owned companies are carried on the equity method unless control exists, in which case, consolidation accounting is used. Undistributed earnings of equity affiliates included in consolidated retained earnings approximated $21,900 at December 31, 2000. All material intercompany items and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

Short-term Investments

Short-term investments are those with original maturities in excess of three months, but not exceeding one year, and are carried at cost which approximates market.

Property, Plant and Equipment

Expenditures for routine maintenance and repairs on property, plant and equipment are charged to expense, and the costs of renewals and betterments are capitalized. Depreciation is calculated principally on the straight-line method at varying rates depending upon estimated useful lives.

Routine maintenance for aircraft are charged to expense when incurred. Major renewals, betterments and modifications on aircraft are capitalized and amortized over the lesser of the remaining life of the asset or lease term. Scheduled airframe and periodic engine overhaul costs are capitalized when incurred and amortized over the flying time to the next scheduled major maintenance or overhaul date, respectively.

BHS retains ownership of most home security systems installed at subscriber locations. Costs for those systems are capitalized and depreciated over the estimated life of the assets (15 years) and are included in machinery and equipment. However, when an installation is identified for disconnection, the remaining net


                                       --
                                       29
book value of the system is reserved and charged to depreciation expense.

Intangibles

The excess of cost over fair value of net assets of businesses acquired (i.e. goodwill) is amortized on a straight-line basis over the estimated periods benefited.

The Company evaluates the carrying value of goodwill and other intangibles and the periods of amortization to determine whether events and circumstances warrant revised estimates of asset value or useful lives. Such events and circumstances that may indicate impairment are a significant long-term decrease in the market value of an asset; a significant change in the extent or manner in which an asset is used; a significant adverse change in legal factors or in the business climate that affects the value of an asset; an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset; or a current period operating or cash flow loss combined with a history of such losses or a projection that demonstrates such losses will continue. The Company periodically assesses the recoverability of the excess of cost over net assets acquired by determining whether the amortization of the asset balance over its remaining life can be recovered through projected undiscounted future operating cash flows. Evaluation of asset value as well as periods of amortization are performed on a disaggregated basis.

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

Postretirement Benefits Other Than Pensions

Postretirement benefits other than pensions, except for those established pursuant to the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires employers to accrue the cost of such retirement benefits during the employees' service with the Company or during the average remaining life expectancy of inactive participants. Postretirement benefit obligations established by the Health Benefit Act are accounted for in accordance with Emerging Issues Task Force ("EITF") No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992."

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

Pneumoconiosis (Black Lung) Expense

The Company acts as self-insurer with respect to almost all black lung benefits. Provision is made for estimated benefits based on annual reports prepared by outside actuaries. The excess of the present value of expected future benefits over the accumulated book reserves is recognized over the amortization period. Cumulative actuarial gains or losses are calculated periodically and amortized on a straight-line basis. Prior to December 31, 2000, assumptions used in the calculation of the actuarial present value of black lung benefits were based on actual retirement experience of the Company's coal employees, black lung claims incidence, actual dependent information, industry turnover rates, actual medical and legal cost experience and projected inflation rates. As of December 31, 2000, certain assumptions were modified to reflect the planned sale of Coal Operations. As of December 31, 2000 and 1999, the actuarially determined discounted value of estimated future black lung benefits was approximately $47,000 and $49,000, respectively. The amount expensed (credited) to operations for federal and


                                       --
                                       30
state black lung benefits was $5,297 in 2000, $5,126 in 1999 and ($598) in 1998. In 1998, the black lung credit was favorably impacted by the amortization of actuarial gains.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the asset's net book value exceeds its fair market value. Fair market value is determined based on appraisals, sales prices of comparable assets, if available, or estimates of cash flows from operations, discounted at the hurdle rate the company uses for making investment decisions. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

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

BHS-Monitoring revenues are recognized when earned and amounts paid in advance are deferred and recognized as income over the applicable monitoring period, which is generally one year or less. Beginning in 2000, nonrefundable installation revenues and a portion of the related direct costs of acquiring new subscribers (primarily sales commissions and direct marketing expenses) are deferred and recognized over the estimated term of the subscriber relationship, which is generally 15 years. When an installation is identified for disconnection, any unamortized deferred revenues and deferred costs related to that installation are recorded in income at that time. Prior to 2000, BHS charged against earnings as incurred, all marketing and selling costs associated with obtaining new subscribers and recognized as revenue all non-refundable payments received from such subscribers to the extent that costs exceeded such revenues.

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


                                       --
                                       31

Accounting Changes

Pursuant to guidance issued in Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," by the Securities and Exchange Commission ("SEC") in December 1999, and a related interpretation issued in October 2000, BHS changed its method of accounting for nonrefundable installation revenues and a portion of the related direct costs of acquiring new subscribers (primarily sales commissions and direct marketing expenses). As provided in the guidance, the accounting change was implemented in the fourth quarter of 2000, but made effective as of January 1, 2000. Accordingly, the previously reported results for the first three quarters of 2000 were adjusted to reflect this change. Under the new method, all of the nonrefundable installation revenues and a portion of the related direct costs of subscriber acquisition are deferred and recognized in income over the estimated term of the subscriber relationship. Prior to 2000, BHS charged against earnings as incurred, all marketing and selling costs associated with obtaining new subscribers and recognized as revenue all non-refundable payments received from such subscribers to the extent that costs exceeded such revenues. The Company's results for 2000 include a non-cash, after-tax charge of $51,952 ($84,676 pretax), or $1.04 per diluted share, to reflect the cumulative effect of the accounting change on years prior to 2000. The cumulative effect charge was comprised of a net deferral of $121,130 of revenues and $36,454 of customer acquisition costs. The change decreased operating profit for 2000 by $2,325, reflecting a net decrease in revenues of $6,447 and a net decrease in operating expenses of $4,122. Net income for 2000 was reduced by $1,426 ($0.03 per diluted share). BHS revenues for 2000 include $19,592 amortization of amounts deferred as part of the cumulative effect adjustment.

2. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Non-Derivative Financial Instruments

Non-derivative financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments and trade receivables. The Company places its cash and cash equivalents and short-term investments with high credit quality financial institutions. Also, by policy, the Company limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographic areas. Credit limits, ongoing credit evaluation and account-monitoring procedures are utilized to minimize the risk of loss from nonperformance on trade receivables.

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

Other

A subsidiary of the Company is a member of the SITA Foundation ("SITA") whose principal asset is its equity interest in Equant, N.V. (NYSE: ENT). In November 1999, SITA sold a portion of its interest in Equant and distributed the proceeds on a pro rata basis to members that elected to participate in the secondary offering. Pursuant to such sale, the Company redeemed approximately one-third of its depository certificates resulting in a gain of approximately $8,300. As of December 31, 2000, the Company holds approximately 188,000 depository certificates that may become redeemable for cash. The Company's remaining investment in these depository certificates is restricted since the Company may only liquidate its depository certificates, when and if, SITA sells its shares of Equant and, then, only to the extent that SITA sells its interest. Due to the restricted nature of this investment, it has no readily determinable fair value and is carried at cost on the Company's balance sheet. During the year ended December 31, 2000, shares of Equant traded at high and low prices of $132.00 and $23.75, respectively. In November 2000, Equant announced its intent to acquire a portion of Global One from France Telecom (NYSE: FTE) in exchange for newly issued Equant shares. Under an agreement between France Telecom, Equant and SITA, France Telecom would purchase SITA's interest in Equant in exchange for shares in France Telecom. Such shares, or the proceeds from the sale of such shares, are expected to be made available for distribution to SITA's members. The transaction is expected to be completed in the first half of 2001, although a number of conditions must be satisfied before the transaction may be completed.


                                       --
                                       32

Derivative Financial Instruments and Hedging Activities

The Company has activities in well over 100 countries, which exposes it to the effects of changes in foreign currency exchange rates. The Company operates in several different industries, which also exposes it to the effect of changes in commodity prices. In addition, due to the Company's financing activities, it is exposed to the effects of changes in interest rates. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The diversity of foreign operations helps to mitigate a portion of the foreign currency risks associated with market fluctuations in any one country and the impact on translated results. The Company's risk management program considers this favorable diversification effect as it measures the Company's exposure to financial markets and, as appropriate, seeks to reduce the potentially adverse effects that the volatility of certain markets may have on its operating results.

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

The Company assesses interest rate, foreign currency and commodity risks by continually identifying and monitoring changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor the risks attributable to both the Company's outstanding and forecasted transactions as well as offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency rates and commodity prices on the Company's future cash flows. No material amounts related to hedge ineffectiveness were recognized in earnings during the periods presented. The Company does not use derivative instruments for purposes other than hedging.

Cash-flow hedges

Interest Rate Risk Management

The Company uses primarily variable-rate debt denominated in US dollars and foreign currencies to finance its operations. In particular, it has variable-rate long-term debt under the $370,000 credit facility (see Note 7). This debt obligation exposes the Company to variability in interest expense due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest expense. The Company attempts to maintain a reasonable balance between fixed and floating rate debt and uses interest rate swaps to accomplish this objective.

To meet this objective, the Company enters into interest rate swaps to manage fluctuations in interest expense resulting from interest rate risk. The Company has entered into interest rate swaps with a total notional value of $40,000. These swaps change the variable-rate cash flows on a portion of the $185,000 three-year revolving credit facility, to fixed-rate cash flows. The two swaps outstanding at December 31, 2000 were in the face amount of $20,000 of debt each and fixed the interest rate at 5.839% and 5.855%. These swaps mature in May 2001.

In addition, the Company has a Singapore dollar denominated interest rate swap with an amortizing notional value which was the equivalent of US $6,000 until April 2000 at which point it amortized down to the equivalent of US $3,000 until it expires in April 2001. This swap changes the variable-rate cash flows on a portion of the Company's Singapore dollar denominated credit facility to fixed-rate cash flows at 2.90% versus 3 month SIBOR (2.88%).

Changes in the fair value, to the extent effective, of interest rate swaps designated as hedges of the variability of cash flows associated with floating-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the interest on the floating-rate debt obligations affects earnings. Under conditions existing at December 31, 2000, net gains of approximately $113 (pretax, which approximates fair value) related to the interest rate swaps would be reclassified from accumulated other comprehensive income into interest expense as a yield adjustment of the hedged debt obligation during 2001.

Foreign Currency Risk Management

The Company, through its BAX Global and Brink's operations, has certain exposures to the effects of foreign exchange rate fluctuations on reported results in US dollars of foreign operations. Due in part to the favorable diversification effects resulting from operations in well over 100 countries, the Company has not generally entered into foreign exchange hedges to mitigate these exposures. However, from time to time, the Company utilizes foreign currency forward contracts to minimize the variability in cash flows due to foreign currency risks. These contracts are denominated in various foreign currencies, primarily the Euro, the British pound and the Australian dollar. Exposure to foreign currency risk is primarily concentrated in the activities of its international finance company and the operations of a portion of its Mineral Ventures business.

The Company's international finance company provides cost effective financial services to its international subsidiaries, and as such, is primarily exposed to Euro and British pound currency risks. This company utilizes foreign currency forward contracts to hedge the variability in cash flows resulting from these exposures for up to three months in the future.


                                       --
                                       33

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

Under conditions existing at December 31, 2000, losses of approximately $255 (pretax, which approximates fair value) related to foreign currency forward contracts would be reclassified from accumulated other comprehensive income to expense during 2001. As of December 31, 2000, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted transactions is eighteen months.

Commodities Risk Management

The Company consumes or sells various commodities in the normal course of its business and utilizes derivative instruments to minimize the variability in forecasted cash flows due to price movements in these commodities. The derivative contracts are entered into in accordance with guidelines set forth in the Company's hedging policies.

The Company utilizes forward swap contracts for the purchase of jet fuel to fix a portion of forecasted jet fuel costs at specific price levels and it utilizes option strategies to hedge a portion of the remaining risk associated with changes in the price of jet fuel. Under the swap contracts, the Company receives
(pays) the difference between the contract rate and the higher (lower) average market rate over the related contract period. The Company also periodically utilizes option strategies to hedge a portion of the remaining forecasted risk associated with changes in the price of jet fuel. In addition, the Company, in some cases, is able to adjust its pricing to partially offset large increases in the cost of the jet fuel. The option contracts, which involve either purchasing call options and simultaneously selling put options (collar strategy) or just purchasing call options, are designed to provide protection against sharp increases in the price of jet fuel. For purchased call options, the Company pays a premium up front and receives an amount over the contract period equal to the difference by which the average market price during the period exceeds the option strike price. For collar strategies, the premiums on the purchased option and sold option net to zero.

The Company receives an amount equal to the difference by which the average market price of jet fuel during the period exceeds the call option's strike price and pays an amount equal to the difference by which the average market price during the period is below the put option's strike price of jet fuel. At December 31, 2000, the outstanding notional amount of forward purchase contracts and commodity options (collar) for jet fuel totaled 21,800 gallons.

The Company utilizes a combination of forward gold sales contracts and currency contracts to fix, in Australian dollars, the selling price on a certain portion of its forecasted gold sales from the Stawell gold mine. At December 31, 2000, 52 ounces of gold, representing approximately 23% of the Company's share of Stawell's proven and probable reserves, were sold forward under forward gold contracts.

Changes in the fair value, to the extent effective, of the commodity contracts designated and qualifying as cash flow hedges of forecasted commodity purchases and sales are reported in accumulated other comprehensive income. For jet fuel, the gains and losses are reclassified into earnings, as a component of costs of sales, in the same period as the commodity purchased affects earnings. For gold and natural gas contracts, the gains and losses are reclassified into earnings, as a component of revenue, in the same period as the gold or natural gas sales affect earnings.

Under conditions existing at December 31, 2000, losses of approximately $400 (pretax, which approximates fair value) related to jet fuel purchase contracts would be reclassified from accumulated other comprehensive income into cost of sales during 2001. Under conditions existing at December 31, 2000, net gains of approximately $147 (pretax) related to gold sales and losses of $7,787 (pretax, which approximates fair value) related to natural gas sales would be reclassified from accumulated other comprehensive income into revenue during 2001. At December 31, 2000, the fair value of such gold contracts was immaterial.

As of December 31, 2000, the maximum length of time over which the Company was hedging its exposure to the variability in future cash flows associated with jet fuel purchases was twelve months. As of December 31, 2000, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with gold and natural gas sales was forty-seven and fifteen months, respectively.

Hedges of Net Investments in Foreign Operations

The Company holds investments in a number of foreign subsidiaries, and the net assets of these subsidiaries are exposed to foreign exchange rate volatility. The Company uses non-derivative financial instruments to hedge this exposure.


                                       --
                                       34

Currency exposure related to the net assets of the Brink's subsidiary in France is managed in part through a foreign currency denominated debt agreement (seller financing) entered into as part of the acquisition by the Company. Gains and losses in the net investment in subsidiaries are offset by losses and gains in the debt obligations. Such obligations were fully repaid in early 2001.

For the year ended December 31, 2000, approximately $707 of net losses related to the foreign currency denominated debt agreements were included in the cumulative foreign currency translation adjustment in the balance sheet. All other hedges of net investments in foreign operations during the period were immaterial to the results of the Company.

3. ACCOUNTS RECEIVABLE-TRADE

In December 2000, BAX Global entered into a five-year agreement to sell a revolving interest in BAX Global's U.S. domestic accounts receivable through a commercial paper conduit program. The accounts receivable are initially sold, without recourse, to a wholly-owned, special-purpose subsidiary of BAX Global. The subsidiary then sells an undivided interest in the entire pool of accounts receivable to a bank-sponsored conduit entity. The conduit issues commercial paper to finance the purchase of its interest in the receivables. Under the program, BAX Global may sell up to a $90,000 interest in the receivables pool to the conduit. During the term of the agreement, the conduit's interest in daily collections of accounts receivable is reinvested in newly-originated receivables. At the end of the five-year term, or in the event certain circumstances cause an early termination of the program, the daily reinvestment will be discontinued and collections will be used to pay down the conduit's interest in the receivables pool. BAX Global's special-purpose subsidiary effectively retains the credit risk associated with the underlying receivables and pays the conduit a discount based on the conduit's borrowing cost plus incremental fees. BAX Global is the designated servicer of the receivables pool and is responsible for collections, reinvestment, and periodic reporting to the conduit.

At the closing date, BAX Global sold an $85,000 revolving interest in the accounts receivable to the conduit. Proceeds from the sale were used to reduce borrowings under BAX Global's revolving credit facility. The transaction is accounted for as a sale of accounts receivable under SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." At December 31, 2000, the receivables pool totaled $124,260 and the revolving interest sold remained at $85,000. Because the receivables are trade accounts with an average collection period of 35 to 40 days, the fair value of the Company's retained interest in the receivables approximates carrying value, less an allowance for uncollectible accounts. BAX Global's retained interest is reported as trade accounts receivable in the consolidated balance sheet. The discount, incremental fees, and provision for uncollectible accounts are reported as a loss on sale of accounts receivable in other income (expense) in the consolidated statement of operations. Losses on the initial sale to the conduit and subsequent revolving period sales through December 31, 2000 totaled $647, including a $79 provision to cover estimated credit losses on the receivables. The Company has not recorded a servicing asset or liability because it believes the servicing compensation BAX Global receives is representative of market rates and because the average servicing period for trade accounts receivable approximates one month.

SFAS No. 140, which carries the same title as SFAS No. 125, was issued in September 2000 and replaces SFAS No. 125 in its entirety. SFAS No. 140 is effective for transfers of financial assets occurring after March 31, 2001, but does not significantly change the guidance governing the BAX Global accounts receivable sale. Certain disclosure provisions of SFAS No. 140 were effective in December 2000 and have been incorporated above.

For each of the years in the three-year period ended December 31, 2000, the Company maintained agreements with financial institutions whereby it had the right to sell certain coal receivables to those institutions. Certain agreements contained provisions for sales with recourse. Due to the recourse provisions, these transactions were accounted for as transfers of the receivables, resulting in the receivable balances remaining on the balance sheet with a corresponding short-term obligation. In 2000 and 1999, total coal receivables of $4,005 and $22,247, respectively, were transferred under such agreements. As of December 31, 2000 and 1999, receivables transferred which remained to be collected totaled $1,920 and $15,121, respectively (see Note 7).

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of the following:

                                                               As of December 31
                                                          2000              1999
--------------------------------------------------------------------------------
Machinery and equipment                            $1,090,366          1,032,987
Buildings                                             225,417            221,016
Capitalized software                                   29,283             27,413
Land                                                   49,564             46,003
--------------------------------------------------------------------------------
Total                                              $1,394,630          1,327,419
================================================================================


                                       --
                                       35

The estimated useful lives for property, plant and equipment are as follows:

                                                                          Years
--------------------------------------------------------------------------------
Machinery and equipment                                                  3 to 20
Buildings                                                               10 to 40
Capitalized software                                                     3 to 7
================================================================================

Depreciation of property, plant and equipment aggregated $170,028 in 2000, $138,035 in 1999 and $112,820 in 1998.

Changes in capitalized costs for BHS home security systems included in machinery and equipment were as follows:

                                                        Years Ended December 31
                                                 2000         1999         1998
--------------------------------------------------------------------------------
Capitalized security system costs-
 beginning of year                          $ 249,506      217,595      172,792
Capitalized cost of security systems
 installed during the year                     69,545       78,234       77,460
Depreciation, including amounts
 recognized to reserve
 capitalized costs of security systems
 disconnected during the year                 (50,767)     (46,323)     (32,657)
--------------------------------------------------------------------------------
Capitalized security system costs-
 end of year                                $ 268,284      249,506      217,595
================================================================================

New BHS subscribers were approximately 82 thousand in 2000, 105.6 thousand in 1999 and 113.5 thousand in 1998.

The Company recorded charges in 2000 and 1998 to reflect the impairment of certain property, plant and equipment related to its continuing operations. In 2000, certain aircraft-related assets were written down to fair value pursuant to BAX Global's restructuring plan (see Note 13). The write-down is included in the restructuring charge in the Company's 2000 operating results. During 1998, the Company recorded write-offs of approximately $16,000 for software costs included in property, plant and equipment. These write-offs consisted of the costs associated with certain in-process software development projects that were canceled and unamortized costs of existing software applications which were determined by management to have no future service potential or value. Such write-offs are included in selling, general and administrative expenses in the Company's 1998 results of operations.

5. INTANGIBLES

Intangible assets consist almost entirely of the excess of cost over fair value of net tangible and identifiable intangible assets of businesses acquired (i.e. goodwill). Goodwill is net of accumulated amortization of $120,381 and $112,444 at December 31, 2000 and 1999, respectively. The estimated useful life of goodwill is generally forty years. Amortization of goodwill aggregated $9,451 in 2000, $9,850 in 1999 and $9,113 in 1998.

In 1999, the Company finalized certain of the preliminary purchase price allocations related to several 1998 acquisitions, which resulted in additional goodwill of $13,008. During 2000 and 1999, the Company made certain acquisitions, none of which were considered material.

6. INCOME TAXES

The provision (credit) for income taxes from continuing operations consists of the following:

                        US Federal        Foreign          State          Total
--------------------------------------------------------------------------------
2000:
Current                   $    632         25,650          3,700         29,982
Deferred                   (14,200)        (8,852)        (4,986)       (28,038)
--------------------------------------------------------------------------------
Total                     $(13,568)        16,798         (1,286)         1,944
================================================================================
1999:
Current                   $ 16,443         28,775          3,452         48,670
Deferred                    23,019        (11,775)         1,541         12,785
--------------------------------------------------------------------------------
Total                     $ 39,462         17,000          4,993         61,455
================================================================================
1998:
Current                   $ 16,344         20,625          3,500         40,469
Deferred                     3,946         (8,278)            25         (4,307)
--------------------------------------------------------------------------------
Total                     $ 20,290         12,347          3,525         36,162
================================================================================

The significant components of the deferred tax expense (benefit) from continuing operations were as follows:

                                                        Years Ended December 31
                                                   2000        1999        1998
--------------------------------------------------------------------------------
Net operating loss carryforwards               $(24,101)     (7,683)     (7,142)
Alternative minimum tax credits                  (8,163)     (2,710)     (7,626)
Change in the valuation allowance for
 deferred tax assets                              1,800       1,500       1,400
Other deferred tax expense                        2,426      21,678       9,061
--------------------------------------------------------------------------------
Total                                          $(28,038)     12,785      (4,307)
================================================================================


                                       --
                                       36

The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

The components of the net deferred tax asset as of December 31, 2000 and December 31, 1999 were as follows:

                                                            2000           1999
--------------------------------------------------------------------------------
Deferred tax assets:
Accounts receivable                                    $   9,605         11,369
Postretirement benefits other than pensions              159,118        105,896
Workers' compensation and other claims                    37,818         38,844
Other assets and liabilities                             107,542         87,864
Estimated loss on coal assets                             49,731             --
Net operating loss carryforwards                          67,298         32,802
Alternative minimum tax credits                           44,329         36,061
Deferred revenue                                          53,913          5,985
Valuation allowance                                       (9,000)        (7,200)
--------------------------------------------------------------------------------
Total deferred tax assets                                520,354        311,621
--------------------------------------------------------------------------------
Deferred tax liabilities:
Property, plant and equipment                            109,888         79,846
Prepaid assets                                            22,351             --
Pension assets                                            39,969         45,239
Other assets                                              13,339         19,589
Investments in foreign affiliates                          6,000          6,000
Miscellaneous                                             34,360         47,395
--------------------------------------------------------------------------------
Total deferred tax liabilities                           225,907        198,069
--------------------------------------------------------------------------------
Net deferred tax asset (a)                             $ 294,447        113,552
================================================================================

(a) Deferred tax assets and liabilities related to discontinued operations, which the Company expects to retain, are reflected in the above table.

The valuation allowance relates to deferred tax assets in certain foreign jurisdictions. Based on the Company's historical and expected future taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset, net of the valuation allowance, at December 31, 2000.

The following table accounts for the difference between the actual tax provision from continuing operations and the amounts obtained by applying the statutory US federal income tax rate of 35% in 2000, 1999 and 1998 to the income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle. As a result of Coal Operations being reported under discontinued operations, the tax benefits of percentage depletion are no longer reflected in the effective tax rate of continuing operations.

                                                       Years Ended December 31
                                                   2000       1999        1998
--------------------------------------------------------------------------------
Income (loss) from continuing operations before
 income taxes and accounting change:
United States                                  $(65,052)    109,243      50,101
Foreign                                          69,681      60,260      47,234
--------------------------------------------------------------------------------
Total                                          $  4,629     169,503      97,335
================================================================================
Tax provision computed at statutory
 rate                                          $  1,620      59,326      34,067
Increases (reductions) in taxes due to:
State income taxes (net of federal
 tax benefit)                                      (836)      3,257       2,292
Goodwill amortization                             2,175       2,306       2,215
Difference between total taxes on
 foreign income and the US
 federal statutory rate                          (2,742)     (3,741)     (2,484)
Change in the valuation allowance
 for deferred tax assets                          1,800       1,500       1,400
Miscellaneous                                       (73)     (1,193)     (1,328)
--------------------------------------------------------------------------------
Actual tax provision                           $  1,944      61,455      36,162
================================================================================

It is the policy of the Company to accrue deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries and affiliates which are expected to reverse in the foreseeable future. As of December 31, 2000 and 1999, the unrecognized deferred tax liability for temporary differences of approximately $104,377 and $72,911, respectively, related to investments in foreign subsidiaries and affiliates that are essentially permanent in nature and not expected to reverse in the foreseeable future was approximately $36,532 and $25,519, respectively.

The Company and its domestic subsidiaries file a consolidated US federal income tax return.


                                       --
                                       37

As of December 31, 2000, the Company had $44,329 of alternative minimum tax credits available to offset future US federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

The tax benefit of net operating loss carryforwards as of December 31, 2000 was $67,298 and related to US federal and various state and foreign taxing jurisdictions. The gross amount of such net operating losses was $299,980 as of December 31, 2000. The expiration periods primarily range from 5 years to an unlimited period.

7. LONG-TERM DEBT

Long-term debt consists of the following:

                                                               As of December 31
                                                                 2000       1999
--------------------------------------------------------------------------------
Senior obligations:
US dollar revolving credit notes due 2001
 (year-end rate 7.51% in 2000)                               $ 59,800         --
US dollar revolving credit notes due 2003
 (year-end rate 7.64% in 2000)                                185,000         --
US dollar term loan retired in 2000 (year-end
 rate 6.52% in 1999)                                               --    100,000
US dollar revolving credit notes retired in 2000
 (year-end rate 6.69% in 1999)                                     --    185,000
Argentine revolving credit facility due in 2002 (year-
 end rate 12.44% in 2000 and 11.40% in 1999)                   14,939     14,496
Venezuelan bolivar term loan due 2003
 (year-end rate 27.59% in 2000
 and 28.50% in 1999)                                            7,150     12,536
Netherlands guilder term loan retired in 2000
 (year-end rate 3.46% in 1999)                                     --      9,588
Singapore dollar term loan due 2003
 (year-end rate 3.19% in 2000 and 3.38% in 1999)                5,769      9,006
5% amortizing French franc seller's
 note retired in 2001                                              --      8,442
British pound medium term loan facility
 retired in 2000 (year-end rate 6.57% in 1999)                     --      8,091
All other                                                      19,918     21,981
--------------------------------------------------------------------------------
                                                              292,576    369,140
Obligations under capital leases (average rate
 7.09% in 2000 and 6.90% in 1999) (Note 11)                    18,842     23,381
--------------------------------------------------------------------------------
Total long-term debt, less current maturities                 311,418    392,521

Current maturities of long-term debt:
 Senior obligations                                            26,003     22,317
 Obligations under capital leases (Note 11)                     8,375      9,588
--------------------------------------------------------------------------------
Total current maturities of long-term debt                     34,378     31,905
--------------------------------------------------------------------------------
Total long-term debt including current maturities            $345,796    424,426
================================================================================

Minimum repayments of long-term debt for years 2001 through 2005 total $34,378, $31,783, $262,818, $6,401 and $3,372, respectively.

In October 2000, the Company entered into a $370,000 bank credit agreement to replace an existing facility that was due to expire in 2001. Under the new agreement, the Company may borrow up to $185,000 on a revolving basis over a three-year term ending October 3, 2003 and up to $185,000 on a revolving basis over a one-year term ending October 2, 2001. The Company has the option to borrow based on an offshore rate, a base rate, or a competitive bid among the individual banks. The offshore rate is based on LIBOR plus a margin determined by the Company's credit rating. The base rate is the higher of the prime rate or the federal funds rate plus a margin, and the competitive bid option is reflective of the federal funds rate plus a margin. The applicable interest rate is increased by 0.125% during any period that amounts outstanding under the facility exceed 50% of the total commitment. The Company also pays a fee of 0.15% on the one-year commitment and 0.175% on the three-year commitment. At December 31, 2000, the Company classified the $59,800 outstanding under the one-year portion of the credit agreement as long-term debt, reflecting the refinancing of those borrowings with proceeds from a private placement of Senior Notes subsequent to year end, as discussed below.

The previous bank credit facility provided for total borrowings of up to $350,000, consisting of a $100,000 term loan and a $250,000 revolving credit arrangement. Interest on borrowings under that facility was based, at the Company's option, on either the prime rate, certificate of deposit rate, Eurodollar rate, or money market rate plus a margin determined by the Company's credit rating. The Company also paid a commitment fee on the unused portion of the facility. At December 31, 1999, $100,000 was outstanding under the term loan and $185,000 was outstanding under the revolving credit portion of the facility.

In January 2001, the Company completed a $75,000 private placement of Senior Notes. The notes are comprised of $55 million of 7.84% Senior Notes, Series A ("Series A notes") due in 2007 and $20 million of 8.02% Senior Notes, Series B ("Series B notes") due in 2008. Proceeds from the notes were used to repay borrowings under the bank credit facility. Interest on the notes is payable semiannually, and the Company is required to prepay, without penalty, $18,333 principal of the Series A notes in each of January 2005 and 2006. The Company also has the option to prepay all or a portion of the Series A or Series B notes prior to maturity with a make whole provision.


                                       --
                                       38

Both the bank credit agreement and the agreement under which the Senior Notes were issued contain various financial and other covenants. The financial covenants limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. The previous bank credit facility also contained various covenants.

The Company has two interest rate swap agreements that effectively convert the interest on $40,000 of borrowings under the three-year portion of its bank credit facility to fixed rates. In addition, the Company has an interest rate swap agreement that effectively converts a portion of the interest on its Singapore dollar term loan to fixed rates (see Note 2).

The Company has a $15,000 revolving credit facility relating to its Brink's operations in Argentina. The facility, which expires in June 2002, provides for interest at LIBOR plus a margin or at local Argentine rates and requires a commitment fee of 0.125% on the unused portion. Long-term debt at December 31, 2000 and 1999 included $14,939 and $14,496, respectively, outstanding under the facility.

At December 31, 2000 and 1999, a majority owned subsidiary of Brink's had outstanding term loans with Venezuelan banks to provide financing for its operations in that country. The loan outstanding at December 31, 2000 was entered into during 2000 and replaced a previous loan that matured. The loan agreement requires principal payments in installments through 2003 and bears interest based on the corporate rate charged by banks in Venezuela. At December 31, 2000 and 1999, loan balances outstanding in Venezuelan bolivars were the equivalent of US $7,150 and US $12,536, respectively.

The Company has a term loan agreement with a major US bank to finance BAX Global warehouse facilities in Singapore. The facility provides for interest based on various rate alternatives, including rates based on LIBOR and SIBOR (Singapore Inter-Bank Offered Rate) and a base rate as defined in the agreement. At December 31, 2000 and 1999, the balances outstanding in Singapore dollars were the equivalent of US $5,769 and US $9,006, respectively.

Various foreign subsidiaries maintain lines of credit and overdraft facilities with a number of banks aggregating approximately $155,000, including both secured and unsecured arrangements. Amounts outstanding under these agreements are included in short-term borrowings. At December 31, 2000, borrowings totaled $49,083 at an average interest rate of 9.6%. At December 31, 1999, borrowings totaled $74,964 at an average interest rate of 10.4%. Commitment fees paid under these agreements are not significant.

At December 31, 2000, the Company had outstanding unsecured letters of credit totaling $58,157. These letters of credit primarily support the Company's obligations under various self-insurance programs, credit facilities, and aircraft lease obligations.

The Company has agreements with financial institutions under which it sells certain accounts receivable generated by its Coal Operations. Under certain of the agreements, the receivables are sold with recourse. Short-term borrowings at December 31, 2000 and 1999 include $1,920 at an interest rate of 7.09% and $15,121 at an interest rate of 5.61%, respectively. The Company will retain these obligations after the sale of its Coal Operations and expects to repay them as the receivables are collected over a period of less than one year.

8. NET INCOME PER SHARE

Basic and diluted net income (loss) per share for 1999 and prior are considered to be pro forma as prior to 2000 the Company had three classes of common stock outstanding (Note 1). The following is a reconciliation between the calculations of basic and diluted net income (loss) per share:

                                                        Years Ended December 31
The Company                                      2000         1999         1998
--------------------------------------------------------------------------------
Numerator:
Income from continuing operations
 before accounting change                   $   2,685      108,048       61,173
Convertible Preferred Stock
 dividends, net                                   873       17,621       (3,524)
--------------------------------------------------------------------------------
Basic income from continuing
 operations per share numerator                 3,558      125,669       57,649
Discontinued operations:
Income (loss) from operations,
 net of tax                                   (18,235)     (73,391)       4,883
Estimated loss on disposal, net
 of tax                                      (189,141)          --           --
Cumulative effect of change
 in accounting principle, net of tax          (51,952)          --           --
--------------------------------------------------------------------------------
Basic net income (loss) per
 share numerator                             (255,770)      52,278       62,532
================================================================================


                                       --
                                       39

                                                         Years Ended December 31
The Company                                       2000         1999         1998
--------------------------------------------------------------------------------
Basic income from continuing operations
 before accounting change                    $   3,558      125,669       57,649
Effect of dilutive securities:
 Convertible Preferred Stock
 dividends, net                                   (873)     (17,621)          --
--------------------------------------------------------------------------------
Diluted income from continuing
 operations per share numerator                  2,685      108,048       57,649
Discontinued operations:
 Income (loss) from operations,
 net of tax                                    (18,235)     (73,391)       4,883
 Estimated loss on disposal,
 net of tax                                   (189,141)          --           --
Cumulative effect of change in
 accounting principle, net of tax              (51,952)          --           --
--------------------------------------------------------------------------------
Diluted net income per
 share numerator                             $(256,643)      34,657       62,532

Denominator: (a)
Basic weighted average
 common shares outstanding                      50,059       49,113       48,766
Effect of dilutive securities:
 Stock options                                      52          155          484
 Convertible Preferred Stock                        35           59           --
--------------------------------------------------------------------------------
Diluted weighted average
 common shares outstanding                      50,146       49,327       49,250
================================================================================

(a) Actual for 2000, pro forma for 1999 and 1998.

For purposes of calculating the Company's pro forma basic weighted average common shares outstanding for 1999 and prior, the basic weighted average common shares outstanding for BAX Stock and Minerals Stock were converted into shares of Pittston Common Stock by multiplying such average shares outstanding by the respective exchange ratios referred to in Note 1. Included in the Company's pro forma diluted weighted average common shares outstanding are common stock equivalents from pro forma converted weighted average stock options and pro forma converted weighted average Convertible Preferred Stock to the extent that such conversions are dilutive. Pro forma converted weighted options are calculated by multiplying those weighted options having an exercise price less than the average fair market value for Brink's Stock, BAX Stock and Minerals Stock by the respective exchange ratios. Converted exercise prices related to these converted weighted options are calculated by dividing the exercise price of Brink's Stock, BAX Stock and Minerals Stock by the respective exchange ratios. Converted weighted Convertible Preferred Stock is calculated by multiplying the pro forma weighted average Convertible Preferred Stock by the Minerals exchange ratio. See Notes 1 and 10 for additional information.

Not included in the Company's pro forma diluted net income per share calculations for 1999 and 1998 are converted options to the extent that such conversions are antidilutive. Converted options are calculated by multiplying those options having an exercise price greater than the average fair market value for Brink's Stock, BAX Stock and Minerals Stock by the respective exchange ratios. Converted exercise prices related to these converted options are calculated by dividing the exercise price of Brink's Stock, BAX Stock and Minerals Stock by the respective exchange ratios.

Options for 2000 and pro forma options for 1999 and 1998 to purchase 3,064, 2,612 and 1,154 shares of Pittston Common Stock, at prices between $16.19 and $315.06 per share, $19.09 and $315.06 per share and $30.61 and $315.06 per share, were outstanding during 2000, 1999 and 1998, respectively, but were not included in the computation of diluted net income (loss) per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

The conversion of preferred stock to 144 shares of Pittston Common Stock has been excluded in the computation of diluted net income per share in 1998 because the effect of the assumed conversion would be antidilutive.

The shares of Pittston Common Stock held in The Pittston Company Employee Benefits Trust ("Trust") are subject to the treasury stock method and effectively are not included in the basic and diluted net income (loss) per share calculations. As of December 31, 2000, 1,279 shares of Pittston Common Stock (2,293 and 3,040 pro forma shares in 1999 and 1998, respectively) remained in the Trust (see Note 10).

The following is a reconciliation between the calculations of basic and diluted net income per share:

                                                         Years Ended December 31
Brink's Group                                                1999           1998
--------------------------------------------------------------------------------
Numerator:
Net income - Basic and diluted net
 income per share numerator                               $84,209         79,104

Denominator:
Basic weighted average common
 shares outstanding                                        39,059         38,713
Effect of dilutive securities:
 Stock options                                                143            442
--------------------------------------------------------------------------------
Diluted weighted average common
 shares outstanding                                        39,202         39,155
================================================================================

                                       --
                                       40

Options to purchase 1,444 and 356 shares of Brink's Stock, at prices between $25.57 and $39.56 per share and $37.06 and $39.56 per share, were outstanding during 1999 and 1998, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

The shares of Brink's Stock held in the Trust are subject to the treasury stock method and effectively are not included in the basic and diluted net income per share calculations. As of December 31, 1999 and 1998, 1,573 and 2,076 shares, respectively, remained in the Trust (see Note 10).

The following is a reconciliation between the calculations of basic and diluted net income (loss) per share:

                                                        Years Ended December 31
BAX Group                                                    1999          1998
--------------------------------------------------------------------------------
Numerator:
Net income (loss)-Basic and diluted net
 income (loss) per share numerator                        $33,223       (13,091)

Denominator:
Basic weighted average common
 shares outstanding                                        19,241        19,333
Effect of dilutive securities:
 Stock options                                                 24            --
--------------------------------------------------------------------------------
Diluted weighted average common
 shares outstanding                                        19,265        19,333
================================================================================

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

The shares of BAX Stock held in the Trust are subject to the treasury stock method and effectively are not included in the basic and diluted net income
(loss) per share calculations. As of December 31, 1999 and 1998, 1,350 and 1,858 shares, respectively, remained in the Trust (see Note 10).

The following is a reconciliation between the calculations of basic and diluted net income (loss) per share:

                                                        Years Ended December 31
Minerals Group                                               1999          1998
--------------------------------------------------------------------------------
Numerator:
Loss from continuing operations                          $ (9,384)       (4,840)
Convertible Preferred Stock
 dividends, net                                            17,621        (3,524)
--------------------------------------------------------------------------------
Basic income (loss) from continuing operations
 per share numerator                                        8,237        (8,364)
Discontinued operations: income (loss)
 from operations, net of tax                              (73,391)        4,883
--------------------------------------------------------------------------------
Basic net loss per share numerator                        (65,154)       (3,481)

Basic income (loss) from
 continuing operations                                      8,237        (8,364)
Effect of dilutive securities:
 Convertible Preferred Stock
 dividends, net                                           (17,621)           --
--------------------------------------------------------------------------------
Diluted loss from continuing
 operations per share numerator                          $ (9,384)       (8,364)
Discontinued operations: Income
 (loss) from operations, net of tax                       (73,391)        4,884
--------------------------------------------------------------------------------
Diluted net loss per share numerator                      (82,775)       (3,480)

Denominator:
Basic weighted average common
 shares outstanding                                         8,890         8,324
Effect of dilutive securities:
 Convertible Preferred Stock                                  724            --
--------------------------------------------------------------------------------
Diluted weighted average common
 shares outstanding                                         9,614         8,324
================================================================================

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

                                       --
                                       41

The conversion of preferred stock to 1,764 shares of Minerals Stock has been excluded in the computation of diluted net income (loss) per share in 1998 because the effect of the assumed conversion would be antidilutive.

The shares of Minerals Stock held in the Trust are subject to the treasury stock method and effectively are not included in the basic and diluted net income
(loss) per share calculations. As of December 31, 1999 and 1998, 813 and 766 shares, respectively of Minerals Stock remained in the Trust (see Note 10).

9. STOCK OPTIONS

The Company has various stock-based compensation plans as described below.

Stock Option Plans

The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than 100% of the average quoted market value at the date of grant. All grants made in 2000, 1999 and 1998 have a maximum term of six years and substantially all of these grants either vest ratably over three years or vest 100% at the end of the third year. The Non-Employee Plan options are granted with a maximum term of ten years. Some options under the Non-Employee Plan vest immediately with the remainder vesting ratably over the first two years; other options vest fully after six months. The total number of shares underlying options for both plans that is authorized for grant, but not yet granted, is 2,344.

As of January 14, 2000, with the elimination of the Company's tracking stock capital structure, the 1988 Plan and Non-Employee Plan were amended to provide that all future grants would be made solely in Pittston Common Stock and that all outstanding options related to BAX Stock and Minerals Stock would be converted into options to purchase Pittston Common Stock. At the Exchange Date, a total of 2,041 shares of BAX Stock and 588 shares of Minerals Stock were subject to options outstanding under the 1988 Plan and the Non-Employee Plan. Pursuant to the Exchange provisions, the Company converted these options into options for shares of Pittston Common Stock. The table below summarizes the activity in all plans for 2000, 1999 and 1998.

                                                                      Aggregate
                                                                       Exercise
                                                            Shares        Price
--------------------------------------------------------------------------------
Pittston Common Stock Options:
Outstanding at December 31, 1997                             2,050     $ 42,683
Granted                                                        365       13,748
Exercised                                                     (439)      (6,230)
Forfeited or expired                                           (35)        (985)
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                             1,941     $ 49,216
Granted                                                        430       11,515
Exercised                                                     (156)      (2,461)
Forfeited or expired                                          (384)      (8,798)
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                             1,831     $ 49,472
BAX Stock options converted in the Exchange                    989       30,663
Minerals Stock options converted in the Exchange                48        4,574
Granted                                                      1,065       16,107
Exercised                                                      (59)        (631)
Forfeited or expired                                          (435)     (11,372)
--------------------------------------------------------------------------------
Outstanding at December 31, 2000                             3,439     $ 88,813
================================================================================

BAX Group Common Stock Options:
Outstanding at December 31, 1997                             2,256     $ 36,670
Granted                                                        334        4,683
Exercised                                                     (236)      (1,868)
Forfeited or expired                                          (166)      (3,393)
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                             2,188     $ 36,092
Granted                                                        514        4,851
Exercised                                                      (26)        (247)
Forfeited or expired                                          (635)     (10,033)
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                             2,041     $ 30,663
Converted in the Exchange                                   (2,041)     (30,663)
Outstanding at December 31, 2000                                --     $     --
================================================================================

Minerals Group Common Stock Options:
Outstanding at December 31, 1997                               652     $  9,935
Granted                                                        138          721
Forfeited or expired                                          (128)      (1,668)
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                               662     $  8,988
Granted                                                        209          339
Forfeited or expired                                          (283)      (4,753)
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                               588     $  4,574
Converted in the Exchange                                     (588)      (4,574)
--------------------------------------------------------------------------------
Outstanding at December 31, 2000                                --     $     --
================================================================================


                                       --
                                       42

Options exercisable at the end of 2000, 1999 and 1998 for Pittston Common Stock were 1,916, 853 and 922, respectively. Options exercisable at the end of 1999 and 1998 for BAX Stock were 994 and 1,081, respectively; and for Minerals Stock were 279 and 491, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2000.

                               -----------------------------------    ---------------------
                                      Stock Options                       Stock Options
                                        Outstanding                       Exercisable
-------------------------------------------------------------------------------------------
                                         Weighted
                                          Average
                                        Remaining         Weighted                 Weighted
                                      Contractual          Average                  Average
Range of                                     Life         Exercise                 Exercise
Exercise Prices               Shares      (Years)            Price       Shares       Price
-------------------------------------------------------------------------------------------
Pittston Common Stock
$ 9.82 to 13.79                  743        5.10            $13.35           75     $ 10.60
 14.13 to 21.34                  838        3.72             18.44          366       18.58
 22.15 to 30.60                  854        2.93             26.89          597       26.98
 31.21 to 40.86                  820        2.79             35.25          698       34.80
 43.36 to 49.60                  151        2.34             49.61          151       49.61
 51.29 to 315.06                  33        2.17            126.43           29      128.75
-------------------------------------------------------------------------------------------
Total                          3,439                                      1,916
===========================================================================================

Employee Stock Purchase Plan

Under the 1994 Employee Stock Purchase Plan (the "ESPP"), as amended, the Company is authorized to issue up to 985 shares of Pittston Common Stock to its employees who have six months of service and who complete minimum annual work requirements. Under the terms of the ESPP, employees may elect each six-month period (beginning January 1 and July 1), to have up to 10 percent of their annual earnings withheld to purchase Company common stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market price. Under the ESPP, the Company sold 125, 60 and 41 shares of Pittston Common Stock to employees during 2000, 1999 and 1998, respectively; and sold 62 and 48 shares of BAX Stock, and 165 and 118 shares of Minerals Stock, to employees during 1999 and 1998, respectively. As of December 31, 2000, 449 shares of Pittston Common Stock were authorized to be issued, but not yet issued under the ESPP.

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

                                                  2000        1999         1998
--------------------------------------------------------------------------------
Net Income (loss) attributed to common shares
The Company
 As Reported                                 $(255,770)     52,278       62,532
 Pro Forma                                    (260,174)     47,197       57,550
Brink's Group
 As Reported                                       N/A      84,209       79,104
 Pro Forma                                         N/A      81,230       76,251
BAX Group
 As Reported                                       N/A      33,223      (13,091)
 Pro Forma                                         N/A      31,327      (15,017)
Minerals Group
 As Reported                                       N/A     (65,154)      (3,481)
 Pro Forma                                         N/A     (65,361)      (3,684)

Net Income (loss) per common share
The Company
 Basic, As Reported (b)                      $   (5.11)       1.06         1.28
 Basic, Pro Forma                                (5.21)       0.46         1.18
 Diluted, As Reported (b)                        (5.12)       0.70         1.27
 Diluted, Pro Forma                              (5.21)       0.60         1.17
Brink's Group
 Basic, As Reported                          $     N/A        2.16         2.04
 Basic, Pro Forma                                  N/A        2.08         1.97
 Diluted, As Reported                              N/A        2.15         2.02
 Diluted, Pro Forma                                N/A        2.07         1.95
BAX Group
 Basic, As Reported                                N/A        1.73        (0.68)
 Basic, Pro Forma                                  N/A        1.63        (0.78)
 Diluted, As Reported                              N/A        1.72        (0.68)
 Diluted, Pro Forma                                N/A        1.63        (0.78)
Minerals Group
 Basic, As Reported                                N/A       (7.33)       (0.42)
 Basic, Pro Forma                                  N/A       (7.35)       (0.44)
 Diluted, As Reported                              N/A       (8.61)       (0.42)
 Diluted, Pro Forma                                N/A       (8.63)       (0.44)
================================================================================

(a) The pro forma disclosures shown may not be representative of the effects on reported net income in future years.

(b) These "as reported" net income per share amounts are calculated using pro forma basic and diluted shares for 1999 and 1998 only. See Note 8.

                                       --
                                       43

The fair value of each stock option grant used to compute pro forma net income and net income per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model. The weighted-average assumptions used in the model are as follows:

                                               2000             1999        1998
--------------------------------------------------------------------------------
Expected dividend yield:
 Pittston Common Stock                         0.4%             0.3%        0.3%
 BAX Stock                                     N/A              1.7%        1.7%
 Minerals Stock                                N/A              4.3%        1.8%
Expected volatility:
 Pittston Common Stock                         31%              32%         31%
 BAX Stock                                     N/A              64%         50%
 Minerals Stock                                N/A              44%         45%
Risk-Free interest rate:
 Pittston Common Stock                         6.0%             6.0%        5.3%
 BAX Stock                                     N/A              6.0%        5.3%
 Minerals Stock                                N/A              6.0%        5.3%
Expected term (in years):
 Pittston Common Stock                         4.5              4.3         4.4
 BAX Stock                                     N/A              4.4         4.3
 Minerals Stock                                N/A              2.8         3.8
================================================================================

Using these assumptions in the Black-Scholes model, the weighted-average fair value of options granted during 2000, 1999 and 1998 for the Pittston Common Stock is $5,548, $3,922 and $4,593, respectively. The weighted-average fair value of options granted during 1999 and 1998, respectively, for the BAX Stock is $2,473 and $1,928 and for the Minerals Stock is $89 and $250.

Under SFAS No. 123, compensation expense is also recognized for the fair value of employee stock purchase rights. Because the Company settles its employee stock purchase rights under the ESPP at the end of each six-month offering period, the fair value of these purchase rights was calculated using actual market settlement data. The weighted-average fair value of the stock purchase rights granted in 2000, 1999 and 1998 was $507, $172 and $205 for Pittston Common Stock, respectively, and was $148 and $93 for BAX Stock, and $42 and $58 for Minerals Stock, in 1999 and 1998, respectively.

10. CAPITAL STOCK

As discussed in Note 1, on December 6, 1999, the Company announced that its Board of Directors (the "Board") had approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). The

Exchange took place on January 14, 2000 (the "Exchange Date"), on which date, holders of Minerals Stock received 0.0817 share of Brink's Stock for each share of their Minerals Stock; and holders of BAX Stock received 0.4848 share of Brink's Stock for each share of their BAX Stock based on the shareholder approved formula and calculated as follows:

                                                  Brink's         BAX   Minerals
(Per share prices)                                  Stock       Stock      Stock
--------------------------------------------------------------------------------
Ten day average price (a)                        $  18.92     $  7.98    $  1.34
Exchange factor                                      1.00        1.15       1.15
--------------------------------------------------------------------------------
Fair Market Value, as defined (a)                $  18.92     $  9.17    $  1.54
Exchange ratio                                        N/A      0.4848     0.0817
================================================================================

(Per share prices)                Brink's Stock     BAX Stock     Minerals Stock
--------------------------------------------------------------------------------
Closing prices:
  December 3, 1999                    $  18.375     $ 10.0625           $  1.125
  December 6, 1999                       21.500       10.1250              1.625
================================================================================

(a) The "Fair Market Value" of each class of common stock was determined by taking the average closing price of that class of common stock for the 10 trading days beginning 30 business days prior to the first public announcement of the exchange proposal. Since the first public announcement was made on December 6, 1999, the average closing price was calculated during the 10 trading days beginning October 22, 1999 and ended November 4, 1999.

From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of the Company and continues to trade on the New York Stock Exchange under the symbol "PZB". Prior to the Exchange Date, Brink's Stock reflected the performance of the Brink's Group only; after the Exchange Date, Brink's Stock reflects the performance of the Company as a whole. Shares of Brink's Stock after the Exchange are hereinafter referred to as "Pittston Common Stock".

As a result of the Exchange on January 14, 2000, the Company issued 10,916 shares of Pittston Common Stock, which consists of 9,490 shares of Pittston Common Stock equal to 100% of the Fair Market Value, as defined, of all BAX Stock and Minerals Stock and 1,426 shares of Pittston Common Stock equal to the additional 15% of the Fair Market Value of BAX Stock and Minerals Stock exchanged pursuant to the above-described formula. Of the 10,916 shares issued, 10,196 shares were issued to holders of BAX Stock and Minerals Stock and 720 shares were issued to The Pittston Company Employee Benefits Trust (the "Trust").


                                       --
                                       44

Shares issued to holders of BAX Stock and Minerals Stock (excluding those shares issued to the Trust) were distributed as follows:

(In thousands except                               Holders of         Holders of
per share prices)                                   BAX Stock     Minerals Stock
--------------------------------------------------------------------------------
Shares outstanding on January 13, 2000                 19,475              9,273

Brink's Stock issued pursuant
  to the Exchange:
  Based on 100% of Fair Market Value                    8,207                657
  Based on 15% of Fair Market Value                     1,233                 99
--------------------------------------------------------------------------------
Total shares issued on January 14, 2000                 9,440                756
Brink's Stock closing price per share -
  December 3, 1999                                   $ 18.375             18.375
--------------------------------------------------------------------------------
Value as of December 3, 1999 of Brink's
  Stock issued pursuant to the Exchange              $173,460             13,892
================================================================================

As set forth in the Company's Articles of Incorporation approved by the shareholders, in the event of a dissolution, liquidation or winding up of the Company, holders of Brink's Stock, BAX Stock and Minerals Stock would have shared on a per share basis, the funds, if any, remaining for distribution to the common shareholders. In the case of Minerals Stock, such percentage had been set, using a nominal number of shares of Minerals Stock of 4,203 (the "Nominal Shares") in excess of the actual number of shares of Minerals Stock outstanding. The liquidation percentages were subject to adjustment in proportion to the relative change in the total number of shares of Brink's Stock, BAX Stock and Minerals Stock, as the case may be, then outstanding to the total number of shares of all other classes of common stock then outstanding (which totals, in the case of Minerals Stock, shall include the Nominal Shares). As of December 3, 1999, such liquidation percentages would have been approximately 54%, 27% and 19% for holders of Brink's Stock, BAX Stock and Minerals Stock, respectively. Including the additional shares issued pursuant to the Exchange, the liquidation percentages for former holders of Brink's Stock, BAX Stock and Minerals Stock, respectively, as of January 14, 2000 would have been approximately 79%, 19% and 2%.

Upon completion of the Exchange on January 14, 2000, there were 49,484 issued and outstanding shares of Pittston Common Stock for use in the calculation of net income per common share.

The Company has authority to issue up to 2,000 shares of preferred stock, par value $10 per share. In January 1994, the Company issued $80,500 or 161 shares of its $31.25 Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available therefore, when, as and if declared by the Board, and bears a liquidation preference of $500 per share, plus an amount equal to accrued and unpaid dividends, if any, thereon. Subsequent to the Exchange Date, each share of the Convertible Preferred Stock is convertible at the option of the holder at any time, unless previously redeemed or, under certain circumstances, called for redemption, into shares of Pittston Common Stock at an adjusted conversion price of $393.819 per share of Pittston Common Stock (calculated by dividing the original conversion price of $32.175 per share by the 0.0817 exchange ratio for the Minerals Stock), subject to adjustment in certain circumstances. The Company may at its option, redeem the Convertible Preferred Stock, in whole or in part, for cash at a price of $509.375 per share, effective February 1, 2001, and thereafter at prices declining ratably annually on each February 1 to an amount equal to $500.00 per share on and after February 1, 2004, plus in each case an amount equal to accrued and unpaid dividends on the date of redemption. Except under certain circumstances or as prescribed by Virginia law, shares of the Convertible Preferred Stock are nonvoting. Other than the Convertible Preferred Stock, no shares of preferred stock are presently issued or outstanding.

In February 2000, under the Company's common share repurchase program, the Board reaffirmed the authority to purchase, from time to time, of up to 900 shares of Pittston Common Stock, not to exceed an aggregate purchase cost of $22,184. The authority to acquire shares remains in effect in 2001. Such shares are to be purchased from time to time in the open market or in private transactions, as conditions warrant. As of December 31, 2000, the Company had the remaining authority to purchase, from time to time, shares of the Convertible Preferred Stock not to exceed an aggregate purchase cost of $5,394.


                                       --
                                       45

Under the share repurchase program, the Company purchased shares in the periods presented as follows:

                                                         Years Ended December 31
(In thousands)                                               2000           1999
--------------------------------------------------------------------------------
Pittston Common Stock:
Shares                                                        --             N/A
Cost                                                          --             N/A

Brink's Stock:
Shares                                                       N/A           100.0
Cost                                                      $  N/A           2,514

Convertible Preferred Stock:
Shares                                                       8.1            83.9
Cost                                                      $2,162          20,980
Excess carrying amount (a)                                $1,734          19,201
================================================================================

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years is deducted from preferred dividends in the Company's Consolidated Statement of Operations.

In 2000, 1999 and 1998, dividends paid on the Convertible Preferred Stock amounted to $861, $1,580 and $3,547, respectively. During 2000, the Board declared and the Company paid dividends of $5,010 on Pittston Common Stock. During 1999 and 1998, the Board declared and the Company paid dividends of $3,907 and $3,874 on Brink's Stock, $4,623 and $4,642 on BAX Stock, and $216 and $1,969 on Minerals Stock, respectively.

In February 2001, the Board declared a cash dividend of $0.025 per share on Pittston Common Stock, payable on March 1, 2001 to shareholders of record on February 20, 2001.

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

In December 1992, the Company formed The Pittston Company Employee Benefits Trust to hold shares of its common stock (initially 4,000 shares) to fund obligations under certain employee benefit programs. The Trust first began funding obligations under the Company's various plans in September 1995 that provide for the issuance of stock. In November 1998, the Company sold for a promissory note from the Trust, 1,500 new shares of BAX Stock and 800 new shares of Minerals Stock at a price equal to the closing value of each stock, respectively, on the date prior to issuance. In October 1999, the Company sold for a promissory note from the Trust, 900 new shares of Minerals Stock at a price equal to the closing value of the stock on the date prior to issuance. As of December 31, 2000, 1,279 shares of Pittston Common Stock remained in the Trust carried at market value ($25,426). As of December 31, 1999, 1,573 shares of Brink's Stock, 1,350 shares of BAX Stock and 813 shares of Minerals Stock remained in the Trust, carried at market value. The shares of the Pittston Common Stock will be voted by the trustee in the same proportion as those voted by the Company's employees participating in the Company's Savings Investment Plan. The fair market value of the shares held in the Trust is included in each issue of common stock and capital in excess of par.


                                       --
                                       46

11. LEASES

The Company and its subsidiaries lease aircraft, facilities, vehicles, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options.

As of December 31, 2000, aggregate future minimum lease payments under noncancellable operating leases were as follows:

                                                         Equipment
                              Aircraft    Facilities       & Other         Total
--------------------------------------------------------------------------------
2001                           $33,124        67,395        16,316       116,835
2002                            20,109        56,187        11,740        88,036
2003                             3,926        45,470         8,294        57,690
2004                                --        37,963         6,235        44,198
2005                                --        29,520         4,860        34,380
Later Years                         --       147,718         7,597       155,315
--------------------------------------------------------------------------------
Total                          $57,159       384,253        55,042       496,454
================================================================================

These amounts are net of aggregate future minimum noncancellable sublease rentals of $1,089.

Net rent expense amounted to $146,937 in 2000, $145,405 in 1999 and $124,108 in 1998 and includes rent expense for certain vehicles with initial lease terms of less than one year.

The Company incurred capital lease obligations of $6,950 in 2000 and $6,326 in 1999. Minimum future lease payments under capital leases as of December 31, 2000, for each of the next five years and in the aggregate are:

--------------------------------------------------------------------------------
2001                                                                     $ 8,961
2002                                                                       6,193
2003                                                                       4,160
2004                                                                       3,234
2005                                                                       2,914
Subsequent to 2005                                                         4,097
--------------------------------------------------------------------------------
Total minimum lease payments                                              29,559
Less: Executory costs                                                         10
--------------------------------------------------------------------------------
Net minimum lease payments                                                29,549
Less: Amount representing interest                                         2,332
--------------------------------------------------------------------------------
Present value of net minimum lease payments                              $27,217
================================================================================

Interest rates on capital leases, primarily at foreign subsidiaries, vary from 3.0% to 26.0% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

There were no non-cancellable subleases and no contingent rental payments in 2000 or 1999.

At December 31, 2000, the Company had contractual commitments with third parties, to provide aircraft usage and services to BAX Global, which expire in 2001 through mid 2002. The fixed and determinable portion of the obligations under these agreements aggregate approximately $56,160 in 2001 and $7,570 in 2002. During the year, BAX Global reduced its dependency on a supplier which filed for Chapter 11 bankruptcy protection in May of 2000. This reduction in lift capacity, to the extent necessary, was replaced by other suppliers.

12. EMPLOYEE BENEFIT PLANS

The employee benefit plans described below cover employees of both continuing and discontinued operations of the Company. Accordingly, a portion of these benefit expenses have been included in the results of discontinued operations for the years presented.

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

The net pension (credit) expense for 2000, 1999 and 1998 for all plans is as follows:

                                                        Years Ended December 31
                                                 2000         1999         1998
--------------------------------------------------------------------------------
Service cost (benefits earned
 during year)                                $ 23,613       24,417       19,932
Interest cost on projected benefit
 obligation                                    35,001       32,466       30,181
Return on assets-expected                     (55,296)     (48,914)     (45,115)
Curtailment gain, net                          (4,412)          --           --
Other amortization, net                          (315)       2,860        2,156
--------------------------------------------------------------------------------
Net pension (credit) expense                 $ (1,409)      10,829        7,154
================================================================================

                                       --
                                       47

The assumptions used in determining the net pension expense for the Company's primary pension plan were as follows:

                                                      2000       1999       1998
--------------------------------------------------------------------------------
Interest cost on projected benefit                    7.5%       7.0%       7.5%
  obligation
Expected long-term rate of return                    10.0%      10.0%      10.0%
  on assets
Average rate of increase in
  compensation levels                                 4.0%       4.0%       4.0%
================================================================================

Reconciliations of the projected benefit obligation, plan assets, funded status and prepaid pension expense at December 31, 2000 and 1999 for the Company's primary pension plan as well as other less significant foreign and domestic plans are as follows:

                                                        Years Ended December 31
                                                              2000         1999
--------------------------------------------------------------------------------
Projected benefit obligation at beginning of year        $ 474,764      498,066
Service cost (benefits earned during the year)              23,613       24,417
Interest cost on projected benefit obligation               35,001       32,466
Plan participants' contributions                               515        1,437
Acquisitions and plan amendments                               684        1,676
Benefits paid                                              (25,149)     (21,605)
Actuarial (gain) loss                                       28,922      (58,286)
Foreign currency exchange rate changes                      (5,114)      (3,403)
Curtailment gain                                            (5,773)          --
--------------------------------------------------------------------------------
Projected benefit obligation at end of year              $ 527,463      474,768
--------------------------------------------------------------------------------

Fair value of plan assets at beginning of year           $ 660,509      566,172
Return on assets - actual                                  (11,041)     114,079
Acquisitions                                                    --          283
Plan participants' contributions                               515        1,437
Employer contributions                                       2,431        2,580
Benefits paid                                              (25,149)     (21,605)
Foreign currency exchange rate changes                      (5,984)      (2,437)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                 $ 621,281      660,509
--------------------------------------------------------------------------------

Funded status                                            $  93,818      185,741
Unrecognized experience (gain) loss                          4,648      (89,311)
Unrecognized prior service cost                              2,021        1,791
Other                                                          513          (77)
--------------------------------------------------------------------------------
Net pension assets                                         101,000       98,144
--------------------------------------------------------------------------------
Current pension liabilities                                    887          795
Noncurrent pension liabilities                              16,494       14,654
--------------------------------------------------------------------------------
Deferred pension assets per balance sheet                $ 118,381      113,593
================================================================================

For the valuation of the Company's primary pension plan obligations and the calculation of the funded status, the discount rate was 7.5% and the expected long-term rate of return on assets was 10% in both 2000 and 1999. The rate of increase in compensation levels, though varying by company and by age, on average approximated 4% in both 2000 and 1999.

Pursuant to its formal plan to exit the coal business and in accordance with SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", the Company recorded a curtailment gain during 2000 of $4,412. This gain includes a $5,773 reduction in the projected benefit obligation, partially offset by a $1,226 reduction in the unrecognized experience loss and the recognition of a portion of unrecognized prior service costs of $135.

Net pension assets included an unrecognized loss of $4,648 at December 31, 2000 and an unrecognized gain of $89,311 at December 31, 1999. The unrecognized gain/loss was primarily affected by the actual return on assets, which exceeded the expected return in 1999, but was lower than the expected return in 2000.

The Company and its subsidiaries also provide certain postretirement health care and life insurance benefits for eligible active and retired employees in the United States and Canada. For the years 2000, 1999 and 1998, the components of periodic expense for these postretirement benefits were as follows:

                                                         Years Ended December 31
                                                        2000      1999      1998
--------------------------------------------------------------------------------
Service cost (benefits earned during the year)         $ 774     1,442     1,167
Interest cost on accumulated postretirement
  benefit obligation                                  23,782    23,084    22,412
Amortization of losses                                 3,634     5,115     2,929
Curtailment loss                                       6,019        --        --
--------------------------------------------------------------------------------
Total postretirement expense                         $34,209    29,641    26,508
================================================================================

The actuarially determined and recorded liabilities for the following postretirement benefits have not been funded.

                                       --
                                       48

Reconciliations of the accumulated postretirement benefit obligation, funded status and accrued postretirement benefit cost at December 31, 2000 and 1999 are as follows:

                                                        Years Ended December 31
                                                             2000          1999
--------------------------------------------------------------------------------
Accumulated postretirement benefit
 obligation at beginning of year                        $ 335,260       336,831
Service cost (benefits earned during the year)                774         1,442
Interest cost on accumulated postretirement
 benefit obligation                                        23,782        23,084
Benefits paid                                             (24,515)      (23,591)
Actuarial (gain) loss                                      35,066        (2,551)
Curtailment loss                                            6,019            --
Foreign currency exchange rate changes                        (29)           45
--------------------------------------------------------------------------------
Total accumulated postretirement benefit
 obligation at end of year                              $ 376,357       335,260
--------------------------------------------------------------------------------

Accumulated postretirement benefit
 obligation at end of year-retirees                     $ 325,696       283,154
Accumulated postretirement benefit
 obligation at end of year-active participants             50,661        52,106
--------------------------------------------------------------------------------
Total accumulated postretirement benefits
 obligation at end of year                              $ 376,357       335,260
--------------------------------------------------------------------------------

Funded status                                           $(376,357)     (335,260)
Unrecognized experience loss                              101,941        70,508
--------------------------------------------------------------------------------
Accrued postretirement benefit cost at
 end of year                                            $(274,416)     (264,752)
================================================================================

The accumulated postretirement benefit obligation was determined using the unit credit method and an assumed discount rate of 7.5% in both 2000 and 1999. The assumed health care cost trend rate used in 2000 was 5% for all retirees. The assumed Medicare cost trend rate used in 2000 was 5%.

A one percentage point increase each year in the assumed health care cost trend rate used would have resulted in an increase of approximately $3,624 in the aggregate service and interest components of expense for the year 2000, and an increase of approximately $47,796 in the accumulated postretirement benefit obligation at December 31, 2000.

A one percentage point decrease each year in the assumed health care cost trend rate would have resulted in a decrease of approximately $2,998 in the aggregate service and interest components of expense for the year 2000 and a decrease of approximately $39,542 in the accumulated postretirement benefit obligation at December 31, 2000.

Pursuant to its formal plan to exit the coal business and in accordance with SFAS No. 106, the Company recorded a curtailment loss during 2000 of $6,019, representing an increase in the projected benefit obligation as of December 31, 2000. The increase in the Company's unrecognized experience loss as of December 31, 2000 is primarily due to an increase in the per capita medical claims cost curve for the Company's United Mine Workers of America ("UMWA") plan.

Under the 1990 collective bargaining agreement with the UMWA, the Company agreed to make payments at specified contribution rates for the benefit of the UMWA employees. The trustees of the UMWA pension fund contested the agreement and brought action against the Company. While the case was in litigation, the Company's benefit payments under the UMWA agreement were made into an escrow account for the benefit of union employees. During 1996, the case was settled and the escrow funds were released. As a result of the settlement, the Coal Operations subsidiaries agreed to continue their participation in the UMWA 1950 and 1974 pension plan at defined contribution rates. Under this plan, expense recognized in 2000, 1999 and 1998 was $35, $57 and $574, respectively.

Expense recognized in 2000, 1999 and 1998 for other multi-employer plans was $490, $579 and $765, respectively.

The Company also sponsors a 401(k) Savings-Investment Plan to assist eligible employees in providing for retirement or other future financial needs. Employee contributions are matched at rates of 50% to 100% up to 5% of compensation (subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended). Contribution expense under the plan aggregated $9,063 in 2000, $8,552 in 1999 and $7,745 in 1998.

The Company sponsors other defined contribution benefit plans based on hours worked, tons produced or other measurable factors. Contributions under all of these plans aggregated $2,754 in 2000, $1,509 in 1999 and $986 in 1998.

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund to which "signatory operators" and "related persons", including the Company and certain of its subsidiaries (collectively, the "Pittston Companies") are jointly and severally liable to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers ("unassigned beneficiaries") including in the Company's case, the Pittston Companies in amounts determined on the basis set forth in the Health Benefit Act. In October 1993 and at various times in subsequent years, the Pittston Companies have received notices from the Social Security Administration (the "SSA") with regard to the assigned beneficiaries for which the Pittston Companies are responsible under the Health Benefit Act. In addition, the Health Benefit Act requires the Pittston Companies to fund, pro rata


                                       --
                                       49
according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source; the statutory authorization to obtain such funds is currently scheduled to cease by 2005. In the determination of the Pittston Companies' ultimate obligation under the Health Benefit Act, such funding has been taken into consideration.

Prior to December 31, 2000, the Company accounted for its obligations under the Health Benefit Act as a participant in a multi-employer benefit plan and thus, recognized the annual cost of these obligations on a pay-as-you-go basis. For 2000, 1999 and 1998, cash payments for such amounts were approximately $9,000, $10,400 and $9,600, respectively. Pursuant to its formal plan to exit the coal business, the Company recorded its estimated undiscounted liability relating to such obligations at December 31, 2000 as a $161,700 one-time charge to the net loss from discontinued operations. Such obligations, if discounted at 7.5% would provide a present value estimate of approximately $80,000. The Company currently estimates that the annual cash funding under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue at about the same annual level for the next several years and should begin to decline thereafter as the number of such assigned beneficiaries decreases.

In addition, under the Health Benefit Act, the Pittston Companies are jointly and severally liable for certain postretirement health benefits for thousands of additional retired union mine workers and their dependents under plans provided by the Company. Substantially all of the Company's accumulated postretirement benefit obligation for retirees of $325,696 as of December 31, 2000 relates to such retired workers and their beneficiaries.

The ultimate costs that will be incurred by the Company under the Health Benefit Act and its postretirement medical plans could be significantly affected by, among other things, the rate of inflation for medical costs, changes in the number of beneficiaries, governmental funding arrangements and such federal health benefit legislation of general application as may be enacted.

The Company has established a Voluntary Employees' Beneficiary Association ("VEBA") which is intended to tax efficiently fund certain retiree medical liabilities primarily for retired coal miners and their dependents. The VEBA may receive partial funding from the proceeds of the planned sale of the Company's coal business as well as other sources over time. The Company contributed $15,000 to the VEBA in December 1999. As of December 31, 2000, the balance in the VEBA was $15,900, and was included in other non-current assets.

13. RESTRUCTURING AND OTHER EXIT COSTS

Over the course of 2000, the operating performance of BAX Global's Americas region was negatively impacted by lower than expected demand and higher transportation, operating and administrative costs relative to that lower demand. As such, BAX Global evaluated alternatives directed at returning its Americas operations to profitability, including ways to improve sales performance and to reduce transportation, operating and administrative expenses. During the fourth quarter of 2000, BAX Global finalized a restructuring plan aimed at reducing the capacity and cost of its airlift capabilities in the US as well as reducing station operating expenses, sales costs and overhead in the Americas and Atlantic regions, including:

o The removal of 10 planes from the fleet, 9 of which were dedicated to providing lift capacity in BAX Global's commercial cargo system.

o The closure of 9 operating stations and realignment of domestic operations.

o The reduction of employee-related costs at BAX Global and ATI through the elimination of approximately 300 full-time positions including aircraft crew and station operating, sales and business unit overhead positions.

In addition, certain Atlantic region operations were streamlined in order to reduce overhead costs and improve overall performance in that region. The Atlantic region restructuring efforts involved severance costs and station closing costs in the UK, Denmark, South Africa and Italy. Approximately 50 positions were eliminated, most of which were positions at or above manager level.

The following is a summary of the charges incurred in the fourth quarter related to the restructuring:

                                              Americas     Atlantic        Total
(In thousands)                                  Region       Region   BAX Global
--------------------------------------------------------------------------------

Fleet related charges                          $49,702           --       49,702
Severance costs                                  1,130        1,148        2,278
Station and other closure costs                  3,777        1,730        5,507
--------------------------------------------------------------------------------
Total restructuring charge (a)                 $54,609        2,878       57,487
================================================================================

(a) Includes noncash charges of $45,180. Substantially all severance costs are expected to be paid out before June 30, 2001. Other cash charges primarily include contractual commitments for aircraft and facilities, approximately two-thirds of which are expected to be paid out during 2001, with the remainder expected to be paid out by the end of 2002.


                                       --
                                       50

During 1998, approximately $7,000 was accrued for severance and other expenses primarily stemming from a realignment of BAX Global's organizational structure. During 1999, the entire severance accrual was paid out in cash with the exception of $100 which was reversed into income, representing the unused portion of the original accrual.

14. SEGMENT INFORMATION

The Company has four reportable operating segments: Brink's, BHS, BAX Global and Other Operations. Management has determined these reportable segments based on how resources are allocated and how operating decisions are made. The Company's reportable segments are business units that offer different types of products and services. Management evaluates performance and allocates resources based on operating profit or loss excluding corporate allocations. The Company's coal operations have been reported as discontinued operations as of December 31, 2000. As a result, segment disclosures for 2000 have been restated to exclude the Company's discontinued operations. Discontinued operations are discussed in
Note 16.

Brink's is a worldwide security transportation and services company and BHS installs and monitors residential security systems in the United States and Canada. BAX Global is a transportation and supply chain management company offering multi-modal freight forwarding for business-to-business shippers through a global network. Other Operations consists of Mineral Ventures and Allied Operations, which is comprised of gas and timber operations. Mineral Ventures is a gold production and exploration company which has interests in a gold mine in Australia and explores for gold and base metals in Australia and Nevada. The Company's gas operations provide royalty and other income from gas development and operation of the Company's natural gas reserves by third parties. The Company's timber operations provide income from the sale of timber cutting rights on certain Company properties as well as from the operation of a sawmill, a hardwood chip mill and a railroad tie mill.

Operating segment information is as follows:

                                                        Years Ended December 31
                                           2000            1999            1998
--------------------------------------------------------------------------------
Net Sales and Operating Revenues:
Brink's                             $ 1,462,923       1,372,491       1,247,681
BHS                                     238,069         228,720         203,586
BAX Global                            2,097,600       2,083,414       1,776,980
--------------------------------------------------------------------------------
Total business and
 security services                    3,798,592       3,684,625       3,228,247
Other Operations                         35,520          25,073          23,332
--------------------------------------------------------------------------------
Net sales and operating
 revenues (a), (b)                  $ 3,834,112       3,709,698       3,251,579
================================================================================
Operating Profit (Loss):
Brink's (c)                         $   108,509         103,547          98,420
BHS (d)                                  54,340          54,234          53,032
BAX Global (e)                          (99,612)         61,460            (628)
--------------------------------------------------------------------------------
Total business and
 security services                       63,237         219,241         150,824
Other Operations (f)                      5,714             327           5,472
--------------------------------------------------------------------------------
Segment operating profit                 68,951         219,568         156,296
General Corporate expense               (21,264)        (22,995)        (27,857)
--------------------------------------------------------------------------------
Operating profit                    $    47,687         196,573         128,439
================================================================================

(a) Includes US revenues of $1,954,562, $1,915,338 and $1,761,652 in 2000, 1999
and 1998, respectively.

(b) The Company has no single customer representing greater than 10% of its revenues.

(c) Includes equity in net income of unconsolidated affiliates of $4,336 in 2000, $4,564 in 1999, and $1,235 in 1998.

(d) BHS changed its method of accounting for non-refundable installation revenues and the related direct costs of subscriber acquisitions which reduced operating profit by $2,325 in 2000 (see Note 1).

(e) The 2000 amounts include restructuring charges of $57,487 (see Note 13). The 1998 amounts include additional expenses of approximately $36,000 related to the termination or rescoping of certain information technology projects (approximately $16,000), increased provisions on existing accounts receivable (approximately $13,000) and approximately $7,000 primarily related to severance expenses associated with BAX Global's redesign of its organizational structure.

(f) Includes equity in net income (loss) of unconsolidated affiliates of $407 in 2000, ($261) in 1999 and $438 in 1998.


                                       --
                                       51

                                                         Years Ended December 31
                                                2000          1999          1998
--------------------------------------------------------------------------------
Capital Expenditures:
Brink's                                     $ 73,837        84,414        74,716
BHS                                           74,496        80,633        81,671
BAX Global                                    60,147        94,465        75,648
--------------------------------------------------------------------------------
Total business and
 security services                           208,480       259,512       232,035
Other Operations                               5,186         9,317         6,834
General Corporate                                777            80           550
Capital expenditures                        $214,443       268,909       239,419
================================================================================
Depreciation and Amortization:
Brink's                                     $ 60,195        53,002        45,742
BHS (a)                                       62,116        49,919        36,630
BAX Global                                    61,300        40,410        35,287
--------------------------------------------------------------------------------
Total business and
 security services                           183,611       143,331       117,659
Other Operations                               4,929         4,688         3,954
General Corporate                                410           834           684
--------------------------------------------------------------------------------
Depreciation and amortization               $188,950       148,853       122,297
================================================================================

(a) Includes amortization of deferred subscriber acquisition costs of $4,122 in 2000 as a result of implementing SAB No. 101 (see Note 1).

                                                               As of December 31
                                              2000           1999           1998
--------------------------------------------------------------------------------
Assets:
Brink's (a)                             $  719,148        686,259        651,745
BHS (b)                                    353,421        294,734        263,362
BAX Global                                 724,492        834,663        726,797
--------------------------------------------------------------------------------
Total business and
 security services                       1,797,061      1,815,656      1,641,904
Other Operations (c)                        39,378         42,784         33,042
--------------------------------------------------------------------------------
Identifiable segment assets              1,836,439      1,858,440      1,674,946
General Corporate (d), (e)                 441,587        291,279        242,996
Assets (f), (g)                         $2,278,026      2,149,719      1,917,942
================================================================================

(a) Includes investments in unconsolidated equity affiliates of $22,079, $18,932 and $14,994 in 2000, 1999 and 1998, respectively.

(b) Includes deferred subscriber acquisition costs of $41,752 as of December 31, 2000, recorded as a result of SAB No. 101 (see Note 1).

(c) Includes investments in unconsolidated equity affiliates of $4,379, $7,129 and $5,034 in 2000, 1999 and 1998, respectively.

(d) Includes investment in unconsolidated joint venture accounted for under the equity method of $6,190, $5,332 and $4,091 in 2000, 1999 and 1998, respectively.

(e) Primarily cash, investments, advances, deferred pension assets and deferred tax assets. Deferred tax assets in 1999 and 1998 have been reclassified from the operating segments to General Corporate, to conform to the current year's presentation.

(f) Includes long-lived assets (property, plant and equipment, net) located in the US of $544,278, $544,988 and $438,312 as of December 31, 2000, 1999 and
1998, respectively.

(g) Total assets do not include assets associated with the discontinued Coal Operations of $200,683, $309,982 and $413,195 in 2000, 1999 and 1998,
respectively, some of which will be retained by the Company (see Note 16).

15. LITIGATION

In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which operations were sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the remediation costs. Based on data available to the Company and its environmental consultants, the Company estimates its portion of the actual future clean-up costs, on an undiscounted basis, using existing technologies to be between $6,000 and $9,500. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties, which include the extent of the contamination at the site, the permitted technologies for remediation and the regulatory standards by which the cleanup will be conducted. The clean-up estimates have been modified from prior years' in light of cost inflation, the application of new technologies and certain assumptions the Company is making with respect to the end use of the property. The estimate of costs and the timing of payments could change materially as a result of changes to the remediation plan required, changes in the technology available to treat the site, unforeseen circumstances existing at the site and additional cost inflation.

The Company commenced insurance litigation in 1990, in the United States District Court of the District of New Jersey, seeking a declaratory judgment that all amounts payable by the Company pursuant to the Tankport obligation were reimbursable under comprehensive general liability and pollution liability policies maintained by the Company. The Company was able to conclude settlement with all of its insurers without a trial. Taking into account the proceeds from the settlement with its insurers, it is the Company's belief that the ultimate amount that it will be liable for related to the remediation of the Tankport site will not have a significant adverse impact on the Company's results of operations or financial position.

16. DISCONTINUED OPERATIONS

On December 6, 1999, the Company announced its intention to exit the coal business through the sale of the Company's coal mining operations and reserves. Based on progress since that date, the Company has formalized its plan to dispose of those operations by the end of 2001. Accordingly, Coal Operations have been reported as discontinued operations of the Company as of December 31, 2000. The accompanying financial statements and related disclosures for all periods presented have been reclassified accordingly.


                                       --
                                       52

The Company's formal plan of disposal includes the sale of all of its active and idle coal mining operations and reserves, primarily in West Virginia, Virginia and Kentucky (including 23 company or contractor operated mines and 6 active plants) as well as other assets, which support those operations. The Company is also planning to sell its partnership interest in a coal port facility in Newport News, Virginia ("DTA") (Note 18). The Company expects to sell these properties and support operations by December 31, 2001. Net assets to be sold primarily include inventory and property, plant and equipment, net of certain liabilities, primarily reclamation on active properties. Total proceeds from the sale of Coal Operations which includes cash, the value of future royalties and liabilities transferred, are expected to exceed $100,000.

Net sales and income (loss) from discontinued operations for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                 2000         1999         1998
--------------------------------------------------------------------------------
Net sales from discontinued
 operations                                 $ 401,049      436,683      583,630
--------------------------------------------------------------------------------
Pretax loss from the operations of the
 discontinued segment                         (32,407)    (122,054)      (2,125)
Income tax benefit                            (14,172)     (48,663)      (7,008)
--------------------------------------------------------------------------------
Income (loss) from the operations of the
 discontinued segment, net of tax             (18,235)     (73,391)       4,883
--------------------------------------------------------------------------------

Estimated pretax loss on the disposal of
 the discontinued segment                    (294,229)          --           --
Income tax benefit                           (105,088)          --           --
--------------------------------------------------------------------------------
Estimated loss on the disposal of the
 discontinued segment, net of tax            (189,141)          --           --
--------------------------------------------------------------------------------
Income (loss) from discontinued
 operations                                 $(207,376)     (73,391)       4,883
================================================================================

Net sales for all periods presented have been restated to reflect the adoption of Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs". In accordance with EITF No. 00-10, the Company's Coal Operations now report sales and costs charged for certain shipping and handling activities on a gross basis so that such amounts are reflected as a component of net sales and as a component of cost of sales. Previously, such costs were netted against revenues to arrive at net sales. The implementation of EITF No. 00-10 did not impact Coal Operations operating results or net loss since net sales and cost of sales were increased by equal amounts. The increases to net sales and cost of sales for the years ended December 31, 2000, 1999 and 1998 were $47,129, $57,231 and $88,327, respectively.

Pretax losses from discontinued operations represent Coal Operations operating losses for all periods presented through December 31, 2000. The operating loss attributable to the discontinued segment for 1999 includes a charge of $82,280 related to the impairment of long-lived assets and a joint venture interest as well as other mine closure costs, substantially all of which were non-cash. Income tax benefits attributable to the losses from discontinued operations include the benefits of percentage depletion.

The estimated loss on the disposal of the discontinued segment includes the following:

                                                    Year Ended December 31, 2000
--------------------------------------------------------------------------------
Curtailment and recordation of benefit plans (a)                      $(163,307)
Estimated loss on the sale of coal assets                               (85,956)
Estimated operating losses during the
 sale period                                                            (44,966)
--------------------------------------------------------------------------------
Estimated pretax loss on the disposal of the
 discontinued segment                                                  (294,229)
Income tax benefit                                                     (105,088)
--------------------------------------------------------------------------------
Estimated loss on the disposal of the
 discontinued segment, net of tax                                     $(189,141)
================================================================================

(a) Prior to December 31, 2000, the Company accounted for its obligations under the Health Benefit Act as a participant in a multi-employer plan and thus, recognized the annual cost of these obligations on a pay-as-you-go basis. Pursuant to its formal plan to exit the coal business as of December 31, 2000, the Company recorded its estimated undiscounted liability relating to such obligations as a one-time charge to the net loss from discontinued operations (see Note 16).

Estimates regarding losses on the sale of coal assets of $85,956 and losses during the sale period of $44,966 are subject to known and unknown risks, uncertainties and contingencies which could cause actual results to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, overall economic and business conditions, demand and competitive factors in the coal industry, the impact of delays in the issuance or the non-issuance of mining permits, the timing of and consideration received for the sale of the coal assets, geological conditions and variations in the spot prices of coal.


                                       --
                                       53

On February 10, 1999, the US District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the Federal Black Lung Excise Tax ("FBLET") imposed under Section 4121 of the Internal Revenue Code is unconstitutional as applied to export coal sales and ordering a refund to the subsidiaries. A total of $800 (including interest) was refunded in 1999 for the FBLET that those companies paid for the quarter ended March 31, 1997. The Company has sought refunds of the FBLET it paid on export coal sales for all open statutory periods and expects to receive such refunds for some or all of that tax paid (plus interest), pursuant to a review of claim documentation by the Internal Revenue Service. Due to the uncertainty of the ultimate amounts to be received, which it estimates could range from $12,000 to $20,000 (pretax), and timing of the FBLET refunds, the Company has not currently recorded a receivable for such amounts in its estimate of operating losses during the sale period. The Company is also pursuing additional claims pending a decision by the US Supreme Court related to another company. The ultimate amounts and timing of such additional refunds, if any, cannot be determined at this time.

Although the Company would not be currently liable for a multi-employer pension plan withdrawal liability associated with its planned exit from the coal business, it could, under certain circumstances, become liable for such obligations during the sale process. Such liability, if any, is subject to several factors, the effects of which cannot be predicted at this time. Those factors include funding and benefit levels of the plans and the ultimate timing and form of the sale transactions. Accordingly, the Company has not recorded a withdrawal liability in the determination of the estimated loss on disposal.

Certain non-operating assets and liabilities will be retained by the Company, including net working capital (excluding inventory), certain parcels of land, income and non-income tax assets and liabilities, certain inactive employee liabilities (primarily for postretirement medical benefits), workers' compensation and black lung obligations and reclamation related liabilities associated with certain closed coal mining sites in Virginia, West Virginia and Kentucky. In addition, the Company expects to retain its unconditional guarantee of the payment of the principal ($43,160) and premium, if any, on coal terminal revenue refunding bonds, as well as certain other contingent liabilities which are not considered material to the Company.

The following is a summary of the retained assets and liabilities, as of December 31, 2000:

(In thousands)                                                 December 31, 2000
--------------------------------------------------------------------------------
Assets:
Net working capital                                                     $ 42,383
Property, plant and equipment, net                                         8,843
Net deferred tax assets (Note 6)                                         231,621

Liabilities:
Inactive workers' compensation and
 black lung obligations (Note 1)                                          81,733
Retiree medical obligations (Note 12)                                    425,381
Reclamation liabilities - inactive properties                             27,992
Other liabilities (Note 18)                                               52,904
================================================================================

17. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31, 2000, 1999 and 1998, cash payments for income taxes, net of refunds received, were $28,188, $38,888 and $27,745, respectively. The amounts reflect benefits of $0, $10,337 and $5,150, respectively, related to the Company's discontinued coal operations.

For the years ended December 31, 2000, 1999 and 1998, cash payments for interest were $44,830, $36,289 and $38,126, respectively. These amounts include $200, $44 and $47, respectively, related to the Company's discontinued operations.

Interest capitalized as of December 31, 2000, 1999 and 1998 amounted to $0, $1,444 and $928, respectively.

During 2000, the Company recorded a noncash charge of $45,180 relating to a restructuring at BAX Global (see Note 13).

During 1998, the Company recorded the following noncash investing and financing activities in connection with the acquisition of substantially all of the remaining shares of its Brink's affiliate in France: seller financing of the equivalent of US $27,500 and the assumption of borrowings of approximately US $19,000 and capital leases of approximately US $30,000.


                                       --
                                       54

18. COMMITMENTS AND CONTINGENCIES

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

Under loan agreements with the Authority, DTA is obligated to make payments sufficient to provide for the timely payment of the principal and interest on the bonds. Under a throughput and handling agreement, the Company has agreed to make payments to DTA that in the aggregate will provide DTA with sufficient funds to make the payments due for the Company's pro rata share under the loan agreements and to pay the Company's share of the operating costs of the Facilities. The Company has also unconditionally guaranteed the payment of the principal and premium, if any, and the interest on the bonds. Payments for operating costs aggregated $2,546 in 2000, $2,534 in 1999 and $3,168 in 1998. The Company has the right to use 32.5% of the throughput and storage capacity of the Facilities subject to user rights of third parties which pay the Company a fee. The Company pays throughput and storage charges based on actual usage at per ton rates determined by DTA. Through December 31, 2000, the Company has recorded accumulated losses for its equity investment which are equal to its unconditional guarantee on a portion of the bonds. The Company plans to sell its partnership in DTA as part of its disposition of Coal Operations (see Note 16).

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Tabulated below are certain data for each quarter of 2000 and 1999.

                                             1st        2nd        3rd        4th
----------------------------------------------------------------------------------
2000 Quarters:

Net sales and operating
 revenues                               $929,784    948,160    960,938    995,230
Operating profit (loss)                   32,299     18,198     29,942    (32,752)
Income (loss) from continuing
 operations before
 accounting change (a)                    14,439      4,755     10,771    (27,280)
Loss from discontinued
 operations (b)                           (4,483)    (6,400)    (3,342)  (193,151)
Cumulative effect of change
 in accounting principle (c)             (51,952)        --         --         --
----------------------------------------------------------------------------------
Net income (loss) (a), (b), (c)          (41,996)    (1,645)     7,429   (220,431)
----------------------------------------------------------------------------------
Net income (loss) per
 Pittston common share (a), (b), (c):
----------------------------------------------------------------------------------

Basic, continuing operations            $   0.29       0.09       0.24      (0.55)
Basic, discontinued
 operations, net of tax                    (0.09)     (0.13)     (0.06)     (3.83)
Basic, cumulative effect of
 change in accounting
 principle, net of tax                     (1.05)        --         --         --
----------------------------------------------------------------------------------
Basic, net                                 (0.85)     (0.04)      0.18      (4.38)

Diluted, continuing operations          $   0.29       0.09       0.21      (0.55)
Diluted, discontinued
 operations, net of tax                    (0.09)     (0.13)     (0.06)     (3.83)
Diluted, cumulative effect of
 change in accounting
 principle, net of tax                     (1.05)        --         --         --
----------------------------------------------------------------------------------
Diluted, net                               (0.85)     (0.04)      0.15      (4.38)
==================================================================================

(a) The fourth quarter of 2000 includes a restructuring charge of $57,487 ($35,699 after-tax or $0.71 per diluted share) to record the writedown of assets and accrual of costs associated with a restructuring plan at BAX Global (Note
13).

(b) The Company formalized its plan of disposal for its Coal Operations in the fourth quarter of 2000 and has reclassified its financial statements to report that business as a discontinued operation for all periods presented. The loss from discontinued operations for the fourth quarter of 2000 included an estimated after-tax loss of $189,141 ($3.75 per diluted share) on the disposal of the business (Note 16).

(c) The first quarter of 2000 includes an after-tax charge of $51,952 ($1.05 per diluted share) to record the cumulative effect on years prior to 2000 of implementing SAB No. 101 and a related interpretation at BHS. As provided for in the new guidance, the accounting change was implemented in the fourth quarter of 2000, retroactive to January 1. The 2000 quarterly results in this table have been revised to reflect the new accounting method as if implemented at the beginning of the year (Note 1).


                                       --
                                       55

                                                        1st            2nd          3rd            4th
------------------------------------------------------------------------------------------------------
1999 Quarters:
Net sales and operating
 revenues                                         $ 851,376        886,671       944,691     1,026,960
Operating profit                                     33,821         39,872        52,120        70,760
Income from continuing
 operations                                          15,325         20,167        28,019        44,537
Loss from discontinued
 operations (e)                                      (2,665)        (4,245)       (3,995)      (62,486)
------------------------------------------------------------------------------------------------------
Net income (loss) (a), (b), (d)                      12,660         15,922        24,024       (17,949)
------------------------------------------------------------------------------------------------------
Net income (loss) per pro forma
 Pittston common share (a), (b), (c), (d), (e):
Basic, continuing
 operations                                       $    0.68           0.41          0.56          0.90
Basic, discontinued
 operations, net of tax                               (0.05)         (0.09)        (0.08)        (1.27)
------------------------------------------------------------------------------------------------------
Basic, net                                             0.63           0.32          0.48         (0.37)

Diluted, continuing
 operations                                            0.31           0.41          0.56          0.90
Diluted, discontinued
 operations, net of tax                               (0.05)         (0.09)        (0.08)        (1.27)
------------------------------------------------------------------------------------------------------
Diluted, net                                           0.26           0.32          0.48         (0.37)
------------------------------------------------------------------------------------------------------
Net income per Brink's Group common share:
------------------------------------------------------------------------------------------------------
Basic                                             $    0.43           0.50          0.56          0.66
Diluted                                                0.43           0.50          0.56          0.66
------------------------------------------------------------------------------------------------------
Net income per BAX Group
 common share (b):
------------------------------------------------------------------------------------------------------
Basic                                             $    0.02           0.16          0.45          1.09
Diluted                                                0.02           0.16          0.45          1.08
------------------------------------------------------------------------------------------------------
Net income (loss) per Minerals Group
 common share (a), (c), (d), (e):
Basic, continuing
 operations                                       $    1.92          (0.31)        (0.33)        (0.28)
Basic, discontinued
 operations, net of tax                               (0.31)         (0.48)        (0.44)        (6.79)
------------------------------------------------------------------------------------------------------
Basic, net                                             1.61          (0.79)        (0.77)        (7.07)
------------------------------------------------------------------------------------------------------
Diluted, continuing
 operations                                           (0.19)         (0.31)        (0.33)        (0.28)
Diluted, discontinued
 operations, net of tax                               (0.26)         (0.48)        (0.44)        (6.79)
------------------------------------------------------------------------------------------------------
Diluted, net                                          (0.45)         (0.79)        (0.77)        (7.07)
======================================================================================================

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

(d) The third quarter of 1999 includes the reversal of excess restructuring liabilities of $851 ($553 after-tax or $0.01 per diluted pro forma Pittston common share and $0.06 per diluted Minerals share). The fourth quarter of 1999 includes the reversal of excess restructuring liabilities of $616 ($400 after-tax or $0.01 per diluted pro forma Pittston common share and $0.04 per diluted Minerals share).

(e) The Company formalized its plan of disposal for its Coal Operations in the fourth quarter of 2000 and has reclassified its financial statements to report that business as a discontinued operation for all periods presented.

Common Stock
--------------------------------------------------------------------------------
                                                     Market Price      Declared
                                                   High        Low     Dividends
--------------------------------------------------------------------------------
2000
Pittston
1st Quarter (a)                                   $22.00      15.00    $    .025
2nd Quarter                                        17.13      13.44         .025
3rd Quarter                                        17.50      10.69         .025
4th Quarter                                        21.00      13.75         .025
--------------------------------------------------------------------------------

1999
Brink's Group
1st Quarter                                       $31.81      22.63    $    .025
2nd Quarter                                        30.00      21.56         .025
3rd Quarter                                        28.69      21.94         .025
4th Quarter                                        23.19      18.13         .025

BAX Group
1st Quarter                                       $11.63      6.13     $     .06
2nd Quarter                                        11.38      6.94           .06
3rd Quarter                                        10.44      8.00           .06
4th Quarter                                        11.19      6.00           .06

Minerals Group (b)
1st Quarter                                       $ 2.25      1.13     $    .025
2nd Quarter                                         1.88      1.13            --
3rd Quarter                                         1.63      1.25            --
4th Quarter                                         1.75      1.02            --
================================================================================

(a) High and low market price represents the high and low of Pittston Stock which began trading on January 14, 2000.

(b) Dividends on Minerals Stock were subject to the Available Minerals Dividend Amount. Effective with the second quarter of 1999 and continuing through the fourth quarter of 1999, the Company's Board of Directors declined to declare a dividend on Minerals Stock. See Note 10.

Prior to January 14, 2000 and during 1999 and 1998, Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock") traded on the New York Stock Exchange under the ticker symbols "PZB", "PZX", and "PZM", respectively.


                                       --
                                       56

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

As of March 1, 2001, there were approximately 5,329 shareholders of record of Pittston Common Stock.


                                       --
                                       57

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

Five Years in Review

(In thousands, except per share amounts)                             2000         1999         1998        1997          1996
-----------------------------------------------------------------------------------------------------------------------------
Revenues and Income (a):
Operating revenues and net sales                               $3,834,112    3,709,698    3,251,579   2,790,258     2,421,074
Income from continuing operations before
 cumulative effect of change in accounting principle (b)            2,685      108,048       61,173      99,120        88,452
Income (loss) from discontinued operations (j)                   (207,376)     (73,391)       4,883      11,078        15,702
Cumulative effect of change in accounting principle (b)           (51,952)          --           --          --            --
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                (256,643)      34,657       66,056     110,198       104,154
-----------------------------------------------------------------------------------------------------------------------------
Financial Position (a), (i):
Net property, plant and equipment                              $  931,260      930,476      849,883     647,642       540,851
Total assets                                                    2,478,709    2,459,701    2,331,137   1,995,944     1,832,603
Long-term debt, less current maturities                           313,612      395,078      323,308     191,812       158,837
Shareholders' equity                                              475,823      749,641      736,028     685,618       606,707
-----------------------------------------------------------------------------------------------------------------------------
Per Pittston Common Share (a), (c), (f), (g), (l):
Basic, net income:
 Continuing operations                                         $     0.07         2.55         1.18        1.98          1.80
 Discontinued operations                                            (4.14)       (1.49)        0.10        0.23          0.33
 Cumulative effect of change in accounting principle (b)            (1.04)          --           --          --            --
-----------------------------------------------------------------------------------------------------------------------------
Total basic                                                         (5.11)        1.06         1.28        2.21          2.13
Diluted, net income:
 Continuing operations                                         $     0.05         2.19         1.17        1.94          1.78
 Discontinued operations                                            (4.13)       (1.49)        0.10        0.23          0.32
 Cumulative effect of change in accounting principle (b)            (1.04)          --           --          --            --
-----------------------------------------------------------------------------------------------------------------------------
Total diluted                                                       (5.12)        0.70         1.27        2.17          2.10
Cash dividends                                                 $     0.10          N/A          N/A         N/A           N/A
Book value (a), (d)                                            $     9.22        14.86        13.98       13.01         11.44
=============================================================================================================================
Pro Forma Per Common Share (k):
Basic, net income:
 Continuing operations                                         $     0.07         2.46         1.04        1.76          1.59
 Discontinued operations                                            (4.14)       (1.49)        0.10        0.23          0.33
-----------------------------------------------------------------------------------------------------------------------------
Total basic, pro forma                                              (4.07)        0.97         1.14        1.99          1.92
Diluted, net income:
 Continuing operations                                         $     0.05         2.09         1.03        1.73          1.57
 Discontinued operations                                            (4.13)       (1.49)        0.10        0.23          0.32
-----------------------------------------------------------------------------------------------------------------------------
Total diluted, pro forma                                            (4.08)        0.60         1.13        1.96          1.89
-----------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding (c), (f), (l):
Pittston basic (g)                                                 50,059       49,113       48,766      48,361        48,164
Pittston diluted (g)                                               50,146       49,327       49,250      49,145        48,873
Pittston Brink's Group basic                                          N/A       39,059       38,713      38,273        38,200
Pittston Brink's Group diluted                                        N/A       39,202       39,155      38,791        38,682
Pittston BAX Group basic                                              N/A       19,241       19,333      19,448        19,223
Pittston BAX Group diluted                                            N/A       19,265       19,333      19,993        19,681
Pittston Minerals Group basic                                         N/A        8,890        8,324       8,076         7,897
Pittston Minerals Group diluted                                       N/A        9,614        8,324       8,076         7,897
-----------------------------------------------------------------------------------------------------------------------------
Common Shares Outstanding (c), (f), (l):
Pittston Common                                                    51,778          N/A          N/A         N/A           N/A
Pittston Brink's Group                                                N/A       40,861       40,961      41,130        41,296
Pittston BAX Group                                                    N/A       20,825       20,825      20,378        20,711
Pittston Minerals Group                                               N/A       10,086        9,186       8,406         8,406
-----------------------------------------------------------------------------------------------------------------------------
Per Pittston Brink's Group Common Share (a), (c), (k), (l):
Basic net income (h)                                                  N/A   $     2.16         2.04        1.92          1.56
Diluted net income (h)                                                N/A         2.15         2.02        1.90          1.54
Pro forma basic (k)                                                   N/A         2.03         1.87        1.65          1.30
Pro forma diluted (k)                                                 N/A         2.03         1.85        1.63          1.28
Cash dividends                                                        N/A         0.10         0.10        0.10          0.10
Book value (d)                                                        N/A        13.66        11.87        9.91          8.21
-----------------------------------------------------------------------------------------------------------------------------


                                       --
                                       58

The Pittston Company and Subsidiaries
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (CONTINUED)
--------------------------------------------------------------------------------

Five Years in Review

(In thousands, except per share amounts)                             2000         1999         1998        1997          1996
-----------------------------------------------------------------------------------------------------------------------------
Per Pittston BAX Group Common Share (a), (c), (l):
Basic net income (loss)                                               N/A   $     1.73        (0.68)       1.66          1.76
Diluted net income (loss)                                             N/A         1.72        (0.68)       1.62          1.72
Cash dividends                                                        N/A         0.24         0.24        0.24          0.24
Book value (d)                                                        N/A        17.38        15.83       16.59         15.70
-----------------------------------------------------------------------------------------------------------------------------
Per Pittston Minerals Group Common Share (a), (c), (g), (l):
Basic net income (loss):
 Continuing operations                                                N/A   $     0.93        (1.01)      (1.28)        (0.85)
 Discontinued operations                                              N/A        (8.26)        0.59        1.37          1.99
-----------------------------------------------------------------------------------------------------------------------------
Total basic                                                                      (7.33)       (0.42)       0.09          1.14
Diluted net income (loss):
 Continuing operations                                                N/A   $    (0.98)       (1.01)      (1.28)        (0.85)
 Discontinued operations                                              N/A        (7.63)        0.59        1.37          1.99
-----------------------------------------------------------------------------------------------------------------------------
Total diluted                                                               $    (8.61)       (0.42)       0.09          1.14
Cash dividends (e)                                                    N/A   $    0.025         0.24        0.65          0.65
Book value (d)                                                        N/A   $   (15.06)       (9.50)      (8.94)        (8.38)
=============================================================================================================================

(a) See Management's Discussion and Analysis for a discussion of discontinued operations, BHS' accounting change, BAX Global's restructuring charges and additional expenses.

(b) The Company's results for 2000 include a non-cash after-tax charge of $52.0 million or $1.04 per diluted share to reflect the cumulative effect of a change in accounting principle pursuant to guidance issued in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", by the Securities and Exchange Commission in December 1999 and a related interpretation issued in October 2000. The change decreased revenue and operating profit for 2000 by $6.4 million and $2.3 million, respectively (Note 1).

(c) Shares outstanding at the end of the period include shares outstanding under the Company's Employee Benefits Trust. For the Pittston Common stock, such shares totaled 1,279 shares in 2000 and pro forma shares of 2,293, 3,040, 3,174 and 3,942 at December 31, 1999, 1998, 1997 and 1996, respectively. For the Pittston Brink's Group (the "Brink's Group"), such shares totaled 1,573 shares, 2,076 shares, 2,734 shares and 3,141 shares at December 31, 1999, 1998, 1997 and 1996, respectively. For the Pittston BAX Group (the "BAX Group"), such shares totaled 1,350 shares, 1,858 shares, 868 shares and 1,280 shares at December 31, 1999, 1998, 1997 and 1996, respectively. For the Pittston Minerals Group (the "Minerals Group"), such shares totaled 813 shares, 766 shares, 232 shares and 424 shares at December 31, 1999, 1998, 1997 and 1996, respectively. Weighted average shares outstanding do not include these shares.

(d) Calculated based on shareholders' equity, excluding amounts attributable to preferred stock, and on the number of shares outstanding at the end of the period excluding shares outstanding under the Company's Employee Benefits Trust.

(e) Cash dividends per share for 1999 reflect a per share dividend of $0.025 declared in the first quarter (based on an annual rate of $0.10 per share) and no dividends declared in each of the following quarters.

(f) See Notes 1, 8 and 10 to the Consolidated Financial Statements for a discussion of the calculation of pro forma share and earnings per share amounts for years 1996 through 1999, which reflect the elimination of the Company's tracking stock capital structure in January 2000.

(g) See Note 10 to the Consolidated Financial Statements for the 1999 impact of the repurchase of the Company's Series C Cumulative Preferred Stock on Minerals Group and Pittston pro forma share and net income (loss) per share calculations.

(h) In the first quarter of 1997, BHS prospectively adjusted its annual depreciation rate from 10 years to 15 years for the capitalized cost of home security systems. This change in estimate reduced depreciation expense in 1997 by $8,900.

(i) Includes discontinued operations (Note 16).

(j) The year ended December 31, 2000 includes an estimated loss on disposal of $189,141 ($294,229 pretax). The year ended December 31, 1999 includes an impairment charge of $53,482 ($82,280 pretax). See Note 16 to the Consolidated Financial Statements.

(k) The pro forma net income per share amounts prior to 2000 have been adjusted to show the effect of the new method of accounting for non-refundable installation revenue and related direct subscriber acquisition costs at BHS. The accounting change was made pursuant to Staff Accounting Bulletin No. 101, issued by the Securities and Exchange Commission in December 1999, and a related interpretation issued in October 2000 (Note 1). It was effective as of January 1, 2000.

(l) Prior to Prior to January 14, 2000, the Company was comprised of three separate groups - Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The Pittston Brink's Group included the Brink's and BHS operations of the Company. The Pittston BAX Group included the BAX Global operations of the Company. The Pittston Minerals Group included the Pittston Coal Company ("Pittston Coal") and Mineral Ventures operations of the Company. Also, prior to January 14, 2000, the Company had three classes of common stock:
Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock"), which were designed to provide shareholders with separate securities reflecting the performance of the Brink's Group, the BAX Group and the Minerals Group, respectively. On December 6, 1999, the Company announced that its Board of Directors (the "Board") approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). The Exchange took place on January 14, 2000 (the "Exchange Date").


                                       --
                                       59