Form 10-K405, Exhibit 13
period 2001-12-31
PITTSTON CO
filed 2002-03-22
CIK 78890

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

The Pittston Company and subsidiaries (the "Company") has four operating segments and one discontinued segment. The operating segments are Brink's, Incorporated ("Brink's"), Brink's Home Security, Inc. ("BHS"), BAX Global Inc. ("BAX Global") and Other Operations which consists of the Company's gold, timber and natural gas operations. The Results of Operations in the table reflect only the performance of the Company's continuing operations.

The Company intends to exit the coal business through the disposal of its coal mining operations and reserves ("Coal Operations"). The Company's Coal Operations have been reported as discontinued operations for all periods presented herein.

For the year ended December 31, 2001, the Company reported net income of $16.6 million, or $0.31 per diluted share, compared with a net loss of $256.6 million, or $5.12 per diluted share, for 2000. Net income in 2001 included a charge of $29.2 million (after-tax) reflecting adjustments to the estimated loss on disposition of the discontinued operations. Results in 2000 included a $207.3 million loss (after-tax) from discontinued operations, a $52.0 million (after-tax) charge to record the cumulative effect of an accounting change and a $35.7 million (after-tax) restructuring charge. For the year ended December 31, 1999, the Company reported net income of $34.7 million, or $0.70 per pro forma diluted share. Net income in 1999 included a charge of $53.5 million (after-tax) to reflect an impairment in value of certain long-lived assets of the Coal Operations.

RESULTS OF OPERATIONS

Continuing Operations


                                                        Years Ended December 31
(In millions)                                            2001     2000     1999
-------------------------------------------------------------------------------
Revenues:
Business and Security Services:
  Brink's                                          $  1,536.3  1,462.9  1,372.5
  BHS                                                   257.6    238.1    228.7
  BAX Global                                          1,790.1  2,097.6  2,083.4
-------------------------------------------------------------------------------
Business and Security Services                        3,584.0  3,798.6  3,684.6
Other Operations                                         40.2     35.5     25.1
-------------------------------------------------------------------------------
Revenues                                           $  3,624.2  3,834.1  3,709.7
-------------------------------------------------------------------------------

Operating profit (loss):
Business and Security Services:
  Brink's                                          $     92.0    108.5    103.5
  BHS                                                    54.9     54.3     54.2
  BAX Global                                            (24.6)   (99.6)    61.5
-------------------------------------------------------------------------------
Business and Security Services                          122.3     63.2    219.2
Other Operations                                          7.6      5.7      0.3
-------------------------------------------------------------------------------
Segment operating profit                                129.9     68.9    219.5
General corporate expense                               (19.3)   (21.2)   (22.9)
-------------------------------------------------------------------------------
Operating profit                                   $    110.6     47.7    196.6
-------------------------------------------------------------------------------


Revenue from continuing operations in 2001 decreased $209.9 million (5%) compared to 2000, primarily due to lower volume at BAX Global, largely resulting from weak economic conditions. Operating profit was $110.6 million in 2001 versus $47.7 million in 2000 which included a $57.5 million restructuring charge at BAX Global (see discussion below). In 2001, improved operating performance at BAX Global (even after eliminating the effects of the restructuring charge on 2000 performance) was partially offset by a decrease in operating profit at Brink's.

Revenue from continuing operations in 2000 increased $124.4 million (3%) compared to 1999, primarily due to growth in revenue at Brink's. Operating profit was $47.7 million in 2000 versus $196.6 million in 1999 primarily due to both lower operating results and a $57.5 million restructuring charge at BAX Global in 2000 (see discussion below).

The following is a discussion of the operating results for the Company's four operating segments: Brink's, BHS, BAX Global and Other Operations.

BRINK'S


                                                        Years Ended December 31
(In millions)                                            2001     2000     1999
-------------------------------------------------------------------------------
Revenues:
  North America (a)                                $    684.1    647.2    588.4
  International                                         852.2    815.7    784.1
-------------------------------------------------------------------------------
Revenues                                           $  1,536.3  1,462.9  1,372.5
-------------------------------------------------------------------------------

Operating profit:
  North America (a)                                $     41.6     53.2     48.5
  International                                          50.4     55.3     55.0
-------------------------------------------------------------------------------
Segment operating profit                           $     92.0    108.5    103.5
-------------------------------------------------------------------------------
Depreciation and amortization (b)                  $     60.1     58.2     51.0
Goodwill amortization                                     2.1      2.0      2.0
Capital expenditures                                     71.3     73.9     84.4
-------------------------------------------------------------------------------

(a)   Comprises U.S., Canada and Puerto Rico.

(b)   Excludes amortization of goodwill.

Comparison of 2001 and 2000
Brink's worldwide consolidated revenues increased $73.4 million (5%) in 2001 as compared to 2000. This increase was attributable to both the North America and International operations and was partially offset by the impact of the stronger U.S. dollar relative to a year ago. Brink's 2001 operating profit of $92.0 million represented a 15% decrease from 2000, with decreases in both the North America and International regions. Operating profit in 2000 benefited from a $4.9 million settlement associated with an insurance recovery related to a prior year's robbery loss.

Revenues and operating profit from North America operations in 2001 increased $36.9 million and decreased $11.6 million, respectively, from 2000. The 6% increase in revenues for 2001 primarily related to higher revenues from armored car operations, which includes ATM services. Excluding a $4.9 million gain in 2000 from an insurance settlement related to a prior year's robbery loss, operating profit decreased 14% in 2001, primarily due to increased employee benefits, particularly for medical benefits and workers' compensation costs, all risk costs, higher operating losses incurred by the Global Services business (air courier and diamond/jewelry) in the U.S. (partly due to lower volumes and higher transportation costs) and a downturn in performance of the armored car business in Canada due to the loss of certain customer contracts and the effects of a labor dispute during the first nine months of 2001.

Revenues and operating profit from International operations in 2001 increased $36.5 million and decreased $4.9 million, respectively, from 2000. International revenues in 2001 were reduced by approximately $50 million as a result of the year-over-year strengthening of the U.S. dollar relative to certain local currencies, primarily in Latin America and, to a lesser extent, Europe. Excluding these foreign currency effects, International revenues increased 11%, primarily due to operations in Europe and, to a lesser extent, Latin America and Asia Pacific. The increase in Europe reflected revenues associated with armored car services performed under contracts with central banks and banks to distribute the euro currency throughout Europe, as well as increased volumes in armored transportation, ATM servicing, currency processing and air courier operations. Increases in Latin America (excluding foreign currency effects) were primarily due to higher revenues in Brazil and Venezuela.

The net decrease in International operating profit was due to lower results in Latin America which more than offset improved results in Europe and Asia Pacific. Lower operating profits in Latin America reflect severe pricing competition and unfavorable exchange rate effects in Brazil as well as high labor costs and deteriorating economic conditions in Argentina. Challenging economic and competitive conditions in Latin America are expected to continue. Improved results in Europe included the higher margin euro transportation and distribution work as well as volume increases in armored transportation, ATM services and currency processing. Revenues and operating profits for euro transportation and distribution were primarily earned during the fourth quarter of 2001. Operating results in the United Kingdom were well below the prior year primarily due to costs associated with expansion into the ATM business, a decline in air courier volumes and reduced armored transportation business. Brink's expects revenues and operating profit in the first quarter of 2002 to include additional revenues and operating profit associated with the distribution of the euro currency, but does not expect this to continue during the remainder of 2002. International operating profits for 2001 benefited from approximately $2 million of pretax gains on the sale of the Company's investments in two non-strategic international affiliates.

Brink's believes that insurance costs for the industry may increase in future periods as a result of the widely reported hardening of insurance markets.

Comparison of 2000 and 1999
Brink's worldwide consolidated revenues in 2000 increased 7% compared to 1999. This increase in revenues occurred in both the North America and International regions and was partially offset by the impact of the stronger U.S. dollar relative to 1999 (approximately $68 million). Brink's 2000 operating profit represented a 5% increase over 1999. The increase in operating profit was primarily due to increased profits in North America of $4.7 million, which benefited from a $4.9 million settlement associated with an insurance recovery related to a prior year's robbery loss. International results increased $0.3 million despite the aforementioned foreign exchange effect which reduced operating profits by approximately $3.7 million.

Revenues and operating profits from North America operations in 2000 reflected increases of $58.8 million and $4.7 million, respectively, from 1999. The 10% increase in revenues for 2000 primarily related to growth in the armored car operations and new business. The decrease in operating profits of $0.2 million, excluding the effects of the insurance settlement (discussed above), reflects higher labor costs in expanding markets and increased workers' compensation and fuel costs, partially offset by the revenue increase.

Revenues and operating profit from International operations in 2000 represented increases of $31.6 million and $0.3 million, respectively, from 1999. The 4% increase in revenue was primarily due to operations in Latin America and Asia/Pacific, partially offset by a decrease in Europe. The increase in Latin America was primarily due to improvements in Brazil, while improvements in Asia/Pacific occurred in Australia and Hong Kong. Revenue decreases in Europe resulted from the effects of the weaker euro, partially offset by growth in France. International revenues for 2000 were negatively impacted (primarily in Europe) by the strong U.S. dollar (approximately $68 million).

International operating profits reflected improvements in the Asia/Pacific region primarily due to lower operating losses in Australia and higher profits in Hong Kong. Latin America reported lower operating profits primarily due to Mexico and weaker business conditions in Colombia, partially offset by improvements in operating performance in Brazil, Venezuela and Argentina. Europe reported lower operating profits as results were negatively impacted by the strong U.S. dollar ($3.8 million), primarily versus the euro and lower operating profits in the Netherlands due in large part to higher labor costs.

BRINK'S HOME SECURITY


(Dollars in millions,                                   Years Ended December 31
subscriber data in thousands)                            2001     2000     1999
-------------------------------------------------------------------------------
Revenues (a)                                       $    257.6    238.1    228.7
-------------------------------------------------------------------------------
Operating profit:
Recurring services (b)                                  100.9     96.4     77.7
Investment in new subscribers (c)                       (46.0)   (42.1)   (23.5)
-------------------------------------------------------------------------------
Segment operating profit (d)                       $     54.9     54.3     54.2
-------------------------------------------------------------------------------
Monthly recurring revenues (e)                     $     19.2     18.0     16.8
-------------------------------------------------------------------------------
Annualized disconnect rate                               7.6%     7.6%     7.8%
-------------------------------------------------------------------------------
Number of subscribers:
  Beginning of period                                   675.3    643.3    585.6
  Installations                                          90.9     82.0    105.6
  Disconnects                                           (52.7)   (50.0)   (47.9)
-------------------------------------------------------------------------------
  End of period                                         713.5    675.3    643.3
-------------------------------------------------------------------------------
Average number of subscribers                           693.5    659.8    614.3
Depreciation and amortization (f)                  $     70.6     62.1     49.9
Amortization of deferred revenue                         23.9     20.6        -
Net cash deferrals on
  new subscribers (g)                                    14.4     15.1        -
Capital expenditures                                     81.3     74.5     80.6
-------------------------------------------------------------------------------

(a) The change in accounting principle (described below) reduced operating revenue by $3.1 million and $6.4 million for 2001 and 2000, respectively.

(b) Recurring services reflects the normal monthly operating profit generated from the existing subscriber base plus, in 2001 and 2000, the amortization of deferred revenues and deferred subscriber acquisition costs (primarily selling expenses).

(c) Investment in new subscribers in 2001 and 2000 primarily includes the marketing and selling expenses, net of the deferral of certain direct costs, incurred in the acquisition of new subscribers. Investment in new subscribers in 1999 includes the marketing and selling expenses, net of nonrefundable installation revenues.

(d) Operating profit would have been $1.1 million lower in 2001 and $2.3 million higher in 2000 if the accounting had been under the method used prior to the change in accounting principle (described below).

(e) Monthly recurring revenues are calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for monitoring and maintenance services. The monthly recurring revenues exclude the amortization of deferred revenues.

(f) Includes amortization of deferred subscriber acquisition costs of $10.4 million and $8.5 million in 2001 and 2000, respectively.

(g) Nonrefundable payments on new installations which were deferred, net of deferred direct selling expenses.

Total segment operating profit is the function of recurring services minus the cost of the investment in new subscribers. Recurring services in 2000 and 2001, and in future years, reflects the normal monthly monitoring earnings generated from the existing subscriber base plus the amortization of deferred revenues and deferred direct costs from installations (see discussion below). It is impacted by changes in the average monitoring fee per subscriber, the amount of operational costs, the size of the subscriber base and the amount of deferred revenues less deferred direct costs amortized in a given year. Investment in new subscribers is the net expense (primarily marketing and selling expenses) incurred in adding to the subscriber base every year. The amount of such investment charged to income may be influenced by several factors, including the growth rate of new subscriber installations and the level of costs incurred in attracting new subscribers. As a result, increases in the rate of investment (the addition of new subscribers) may have a negative effect on segment operating profit but a positive impact on cash flow and economic value.

Comparison of 2001 and 2000
Revenues for BHS increased 8% in 2001 versus 2000, primarily due to the 5% growth in the average subscriber base. Monthly recurring revenues, measured at year end, grew 7% from 2000 to 2001 as the subscriber base grew 6% from year end to year end.

Segment operating profit for 2001 grew by $0.6 million to $54.9 million as subscriber volume-related growth in recurring services was partially offset by increased field service costs and the $3.9 million increase (9%) in the investment in new subscribers (the number of installations increased 11% in 2001 versus 2000).

Comparison of 2000 and 1999
Revenues for BHS were $238.1 million in 2000 versus $228.7 million for 1999. Excluding the effect of the change in accounting principle, revenues in 2000 would have been $6.4 million higher, or $244.4 million, an increase of 7% over the prior year. Such increase resulted primarily from the 7% growth in the average subscriber base. Monthly recurring revenues, measured at year-end, grew 7% from 1999 to 2000.

Segment operating profit for 2000 was $54.3 million but would have been $56.7 million under the accounting principles used to report 1999 results. This $2.4 million increase in operating profit from the $54.2 million reported in 1999 was due primarily to the growth in recurring services caused by the year over year increase in the subscriber base. This was partially offset by the increased cost of the investment in new subscribers.

Prior to the change in accounting principle in 2000, BHS charged against earnings as incurred, all marketing and selling costs associated with obtaining new subscribers and recognized as revenue all nonrefundable payments received from such subscribers to the extent that costs exceeded such revenues. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," followed by a related interpretation in October 2000. These releases provide interpretive guidance on applying generally accepted accounting principles covering revenue recognition and related costs. Pursuant to this guidance, BHS now defers all new installation revenue and the portion of the new installation costs deemed to be direct costs of subscriber acquisition. Such revenues and costs are amortized over the expected term of the relationship with the subscriber.

The above was accounted for as a change in accounting principle. Accordingly, full year 2000 and 2001 results reflect the impact of the accounting change which was effective January 1, 2000. The Company recorded a noncash, pretax charge of $84.7 million ($52.0 million after-tax) in 2000 to reflect the cumulative effect of the change in accounting principle on years prior to 2000.

BAX GLOBAL


                                                        Years Ended December 31
(In millions)                                            2001     2000     1999
-------------------------------------------------------------------------------
Revenues:
  Americas                                         $  1,008.1  1,236.6  1,244.0
  International                                         845.0    917.3    892.4
  Eliminations/other                                    (63.0)   (56.3)   (53.0)
-------------------------------------------------------------------------------
Revenues                                           $  1,790.1  2,097.6  2,083.4
-------------------------------------------------------------------------------
Operating profit (loss):
  Americas (a)                                     $    (43.0)   (96.2)    75.1
  International (a)                                      35.6     33.2     31.0
  Other                                                 (17.2)   (36.6)   (44.6)
-------------------------------------------------------------------------------
Segment operating profit (loss)                    $    (24.6)   (99.6)    61.5
-------------------------------------------------------------------------------
Depreciation and amortization (b)                  $     49.4     53.8     32.6
Goodwill amortization                                     7.4      7.5      7.8
Capital expenditures                                     33.1     60.1     94.5
-------------------------------------------------------------------------------
Intra U.S. revenue                                 $    457.3    604.6    654.5
Worldwide expedited freight services:
  Revenues                                         $  1,427.2  1,724.2  1,742.3
  Weight in pounds                                    1,453.4  1,764.9  1,802.3
-------------------------------------------------------------------------------

(a) Includes restructuring charges of $54.6 million for Americas and $2.9 million for International for 2000.

(b) Excludes amortization of goodwill.

BAX Global operates throughout most of the world. The Americas includes the U.S., Latin America and Canada; International includes BAX Global's Atlantic and Asia-Pacific operating regions. Each region includes both expedited and non-expedited freight services. Non-expedited freight services primarily include deferred delivery freight shipments, supply chain management and ocean freight services. Revenues and profits on expedited freight services are shared among the origin and destination countries on most export volumes.

Accordingly, BAX Global's U.S. business, the region with the largest export and domestic volume, may significantly impact the trend of results in BAX Global's worldwide expedited freight services. In addition, BAX Global's operations include an international customs brokerage business as well as a federally certificated airline, Air Transport International ("ATI"). ATI's results include the results of charter air service and are included in the Americas region. Eliminations/other revenues primarily include intercompany revenue eliminations on shared services. Other operating profit (loss) primarily consists of global support costs including global information technology costs and goodwill amortization.

Comparison of 2001 and 2000
The 15% decrease in BAX Global's worldwide operating revenues in 2001 as compared to 2000 was attributable to both the Americas and International regions. Worldwide operating loss in 2001 was $24.6 million, compared to $99.6 million in 2000. The 2000 operating loss included a restructuring charge of $57.5 million (discussed below).

Revenues in the Americas decreased $228.5 million (18%) in 2001 compared to 2000 as a result of lower demand for expedited freight primarily caused by weak economic conditions particularly in the U.S. and Asia. Domestic expedited volumes and yields in 2001 declined over the prior year. Lower demand is expected to continue to impact results during the first half of 2002. Results in 2000 for the Americas included a restructuring charge of $54.6 million (discussed below), a bad debt provision related to one customer of $4.5 million and a charge of approximately $4 million relating to the decision to terminate a logistics contract due to inadequate operating returns. Beginning in 2001, certain U.S.-based logistics revenues and costs were refocused from a global to a largely Americas role, resulting in certain revenues and costs that were classified as Other during 2000 being classified within the Americas results in 2001. Other operating loss in 2000 included $7.1 million of such costs. Excluding the effects of the above-mentioned 2000 charges and the effects of the change in allocation, the Americas operating loss in 2001 increased $2.8 million over 2000. Lower freight volume reduced revenue by approximately $230 million, but the effect on operating profit of the lower volume was largely offset by cost savings associated with the 2000 restructuring plan and ongoing cost reduction efforts.

In 2001, International revenues decreased $72.3 million (8%) and operating profit increased $2.4 million (7%) as compared to 2000. The decrease in revenues was primarily a result of weak economic conditions in the U.S. and Asia-Pacific. Results for the Atlantic region in 2000 included a $2.9 million restructuring charge (see discussion below). Although International operating profit in 2001 was impacted by lower export volumes from the Asia-Pacific region, cost savings from the previously mentioned 2000 restructuring plan and continuing efforts to reduce overhead costs resulted in essentially flat profit performance from 2000 to 2001 despite the decline in revenue.

The decrease in 2001 eliminations/other revenue was largely due to the refocusing of certain U.S.-based logistics revenues from a global to an Americas role. Eliminations/other revenue in 2000 included $5.8 million of these logistics revenues. Such revenues in 2001 are included within the Americas. Other operating loss for 2001 decreased $19.4 million as compared to 2000. The improvement is primarily due to lower global administrative expenses stemming from cost control efforts, as well as the reclassification of the U.S.-based logistics costs noted above. Other operating loss included goodwill amortization of $7.4 million in 2001, $7.5 million in 2000 and $7.8 million in 1999. Goodwill will no longer be amortized beginning in 2002. See Note 1 to the Consolidated Financial Statements.

The terrorist attacks in the U.S. in September 2001 directly impacted BAX Global's operating results to the extent that it was not able to provide air cargo service to its customers for a short period in September. The attacks could also have an effect on BAX Global's future operating costs depending on security measures required by the Federal Aviation Administration. BAX Global has implemented a customer surcharge for certain of the incremental security costs on international shipments. Insurance premiums paid by BAX Global and its competitors are expected to increase as a result of the widely reported hardening of insurance markets.

Comparison of 2000 and 1999
BAX Global's worldwide operating revenues were $2.1 billion in 2000 and 1999. In 2000, a slight decrease (1%) in the Americas revenues was offset by an increase in International revenues (3%), when compared to revenues in 1999. Domestic and International fuel surcharges resulted in a small increase in yields for 2000 as compared to 1999. In 2000, BAX Global reported an operating loss of $99.6 million, including the restructuring charge of $57.5 million discussed below, as compared to an operating profit in 1999 of $61.5 million. BAX Global's operating loss of $42.1 million, before the restructuring charge, was primarily due to significantly lower performance in the Americas region which was partially offset by improved International results. Operating profit in 1999 included a benefit of $1.6 million related to 1998 incentive accrual reversals. The majority of that benefit impacted BAX Global's International region.

Revenues in the Americas decreased $7.4 million (1%) in 2000 as compared to 1999. The decrease in revenue was primarily due to a decrease in domestic expedited volume, partially offset by increases in domestic expedited yields resulting primarily from fuel surcharges. In 2000, the Americas operating loss included restructuring charges of $54.6 million. The decrease in the operating performance in the Americas region, excluding the effects of the restructuring charges, was primarily due to lower volumes, higher service costs for the fleet of aircraft, higher administrative costs (including $2.8 million related to staff reductions, not included in the restructuring charge) and increases in fuel costs which were not fully covered by fuel surcharges and hedging activities. Operating results in the Americas were also impacted by higher depreciation and amortization expense, reflecting the depreciation associated with higher expenditures on aircraft modifications in 1999 and information systems placed in service in late 1999. The Americas operating results also included a bad debt provision of approximately $4.5 million related to the bankruptcy of a customer during the third quarter of 2000 and a charge of approximately $4 million resulting from the decision to terminate a logistics contract due to inadequate operating returns.

In 2000, International revenues and operating profit increased $24.9 million (3%) and $2.2 million (7%), respectively, compared to 1999. In 2000, the International operations reported operating profits of $33.2 million which included a restructuring charge of $2.9 million in the Atlantic region. The increase in revenue resulted from growth in the Atlantic and Pacific regions. The increase in operating profit was primarily due to continued growth in the Pacific region from increased supply chain management and transportation services to the high technology industry. Operating profit in 1999 reflected the benefit of approximately $1.3 million relating to the previously mentioned reversal of excess incentive accruals.

The increase in eliminations/other revenue was consistent with increased revenues on shipments across national borders. Other operating loss decreased $8.0 million primarily due to lower global administrative expenses.

2000 Restructuring Plan
Over the course of 2000, the operating performance of BAX Global's Americas region was negatively impacted by lower than expected demand and higher transportation, operating and administrative costs relative to that lower demand. As such, BAX Global evaluated alternatives directed at returning its Americas operations to profitability, including ways to improve sales performance and to reduce transportation, operating and administrative expenses. During the fourth quarter of 2000, BAX Global finalized a restructuring plan aimed at reducing the capacity and cost of its airlift capabilities in the U.S. as well as reducing station operating expenses, sales, general and administrative costs in the Americas and Atlantic regions. The actions taken included:

o The removal of ten planes from the fleet, nine of which were dedicated to providing lift capacity in BAX Global's commercial cargo system.
o The closure of nine operating stations and realignment of domestic operations.
o The reduction of employee-related costs through the elimination of approximately 300 full-time positions including aircraft crew and station operating, sales and business unit overhead positions.

In addition, certain Atlantic region operations were streamlined in order to reduce overhead costs and improve overall performance in that region. The Atlantic region planned restructuring efforts involved severance costs and station closing costs in the UK, Denmark, Italy and South Africa. Approximately 50 positions were eliminated, most of which were positions at or above manager level.

The following is a summary of the 2000 charges related to the restructuring:


                                                 Americas  Atlantic    Total
(In millions)                                     Region    Region   BAX Global
-------------------------------------------------------------------------------
Fleet related charges                         $    49.7        -       49.7
Severance costs                                     1.1      1.2        2.3
Station and other closure costs                     3.8      1.7        5.5
-------------------------------------------------------------------------------
Restructuring charge                          $    54.6      2.9       57.5
-------------------------------------------------------------------------------

Approximately $45.2 million of the restructuring charge was noncash and approximately $0.3 million of the charge was paid in 2000. The following analyzes the changes in the remaining liabilities for such costs:


                                                             Station
                                         Fleet                 and
(In millions)                           Charges   Severance   Other   Total
-------------------------------------------------------------------------------

December 31, 2000                   $     6.6        2.0       3.4     12.0
Adjustments                               0.6       (0.4)     (0.4)    (0.2)
Payments                                 (5.1)      (1.5)     (0.9)    (7.5)
-------------------------------------------------------------------------------
December 31, 2001                   $     2.1        0.1       2.1      4.3
-------------------------------------------------------------------------------

Substantially all severance costs have been paid out. The remaining accrual primarily includes contractual commitments for aircraft and facilities. The majority of the remaining accrual for fleet charges is expected to be paid out by the end of 2002. Approximately $0.5 million of the remaining accrual for station and other costs is expected to be paid by the end of 2002, with the balance expected to be paid through the end of 2007.

The Company decreased its accrual for restructuring in 2001 by a net $0.2 million as a result of changes in the estimate of certain liabilities.

Other Operations
Other Operations comprises the Company's gold, timber and natural gas operations. The Company's long-term plan is to ultimately exit these activities in order to focus resources on its core Business and Security Services segments. The nature and timing of the exit and any interim actions could result in gains or losses material to operating results in one or more periods.


                                                        Years Ended December 31
(In millions)                                              2001    2000    1999
-------------------------------------------------------------------------------
Revenues:
  Gold                                                  $  14.6    16.6    13.7
  Timber                                                   18.2    13.0     7.5
  Natural gas                                               7.4     5.9     3.9
-------------------------------------------------------------------------------
Revenues                                                $  40.2    35.5    25.1
-------------------------------------------------------------------------------
Operating profit (loss):
  Gold                                                  $  (1.0)   (1.6)   (5.3)
  Timber                                                   (2.7)   (1.6)   (0.3)
  Natural gas (a)                                          11.3     8.9     5.9
-------------------------------------------------------------------------------
Segment operating profit                                $   7.6     5.7     0.3
-------------------------------------------------------------------------------

(a)   Natural gas royalties are included within other operating income.

Lower net sales for the Company's gold operations during 2001 as compared to 2000 was primarily the result of a decrease in ounces of gold sold and a strong U.S. dollar, partially offset by higher gold realizations. The decrease in the operating loss in 2001 as compared to 2000 reflected the effects of a stronger U.S. dollar and higher gold realizations, partially offset by lower sales and production volume. In addition, the operating loss in 2000 included expenses of $0.4 million associated with the discontinuation of exploration activities in Nevada and a charge of $1.1 million relating to the impairment of an open pit project in Australia.

The 22% increase in net sales for the Company's gold operations in 2000 as compared to 1999 resulted from a 20% increase in the ounces of gold sold and slightly higher realizations. The lower operating loss in 2000 as compared to 1999 was due to improved operating performance, partially offset by expenses of $0.4 million associated with the discontinuation of exploration activities in Nevada and a charge of $1.1 million relating to the impairment of an open pit project in Australia.

The increase in revenues from the Company's timber operations in 2001 as compared to 2000 was primarily due to increased timber sales volumes, partially offset by a decline in lumber prices. The increase in operating loss for 2001 as compared to 2000 was largely the result of the lower lumber prices.

Revenues and operating losses for the Company's timber operations increased in 2000 as compared to 1999, reflecting start-up activity and costs.

The increase in revenues and operating profit from the Company's natural gas operations in 2001 and 2000 as compared to 2000 and 1999, respectively, resulted from higher natural gas prices and increases in productive assets.

Discontinued Operations
As noted previously, Coal Operations were reported as discontinued operations of the Company as of December 31, 2000. The Company's plan of disposal includes the sale of its active and idle coal mining operations (including 24 company or contractor operated mines and 5 active plants) and reserves, as well as other assets which support those operations. Included in the assets expected to be disposed of is the Company's interest in Dominion Terminal Associates ("DTA"), a coal port facility in Newport News, Virginia.

The Company originally anticipated disposing of these properties and support operations during the year ended December 31, 2001. Although the Company has been actively engaged in the implementation of its plan of disposal, due to various factors, the first sale of a portion of its coal properties was not completed until early 2002. At that time, the Company concluded a portion of the plan through the sale of certain properties in West Virginia. The Company currently expects to complete the sale or shut down of unsold operations during 2002.

The assets to be disposed of primarily include inventory, the Company's partnership interest in DTA and property, plant and equipment, and it is expected that certain liabilities, primarily reclamation costs related to active properties will be assumed by the purchaser(s). Total proceeds from the sale of Coal Operations, which could include cash, the present value of minimum future royalties to be received and liabilities to be transferred, are expected to exceed $100 million.

Based on developments in the fourth quarter of 2001 and the annual reevaluation of certain benefit plan obligations, the Company revised its estimates of operating performance from the measurement date to the expected date of disposal, inactive employee liability charges, the value of certain benefit plans, and changes in assets and liabilities, and as a result, increased its expected pretax loss on the disposal by $54.3 million ($29.2 million after-tax), as detailed below.

Losses included in discontinued operations in the Company's Consolidated Statements of Operations were as follows:


                                                        Years Ended December 31
(In millions)                                              2001    2000    1999
-------------------------------------------------------------------------------
Pretax loss from the operations of the
  discontinued segment                                  $     -   (32.4) (122.0)
Income tax benefit                                            -   (14.2)  (48.7)
-------------------------------------------------------------------------------
Loss from the operations of the
  discontinued segment, after-tax                             -   (18.2)  (73.3)
-------------------------------------------------------------------------------

Estimated operating losses during
  the disposal period                                   $ (22.2)  (45.0)      -
Health Benefit Act liabilities and
  curtailment of benefit plans                             (8.0) (163.3)      -
Estimated loss on the disposal                            (24.1)  (85.9)      -
-------------------------------------------------------------------------------
Estimated pretax loss on the disposal
  of the discontinued segment                             (54.3) (294.2)      -
Income tax benefit                                        (25.1) (105.1)      -
-------------------------------------------------------------------------------
Estimated loss on the disposal of the
  discontinued segment, after-tax                         (29.2) (189.1)      -
-------------------------------------------------------------------------------
Loss from discontinued
  operations                                            $ (29.2) (207.3)  (73.3)
-------------------------------------------------------------------------------

During the fourth quarter of 2001, the Company recorded $22.2 million of estimated operating losses that are expected to be incurred through the expected end of the disposal period. This charge reflects projected operating performance of the discontinued operations during the extension of the expected period of disposal, including an estimated $41.8 million of 2002 inactive employee costs, and is net of adjustments to the estimated operating losses for 2001 of $45.0 million which were recorded in the prior year. Such adjustments included a refund of $23.4 million (including interest) of Federal Black Lung Excise Tax ("FBLET") received during the fourth quarter of 2001, an accrual of $9.5 million for litigation settlements that are expected to be paid during early 2002 and the impact of worse than expected operating performance in 2001. The $41.8 million of estimated 2002 inactive employee costs increased from the actual 2001 inactive employee costs incurred of $28.7 million, primarily due to higher retiree medical benefit charges resulting from changes in actuarial assumptions.

In 2000, the Company recorded a $161.7 million obligation under the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), which represents the actuarially determined undiscounted liability for such obligations (discussed in detail below). During 2001, the Company recorded an additional charge of $8.0 million to reflect the current actuarially determined undiscounted liability for obligations under the Health Benefit Act. This liability will continue to be adjusted based on actuarial studies in the future. During 2000, the Company also recorded a net curtailment loss of $1.6 million, comprising a $6.0 million net curtailment loss on the Company's medical benefit plans and a $4.4 million net curtailment gain on the Company's pension plans.

A charge of $24.1 million was recorded in the fourth quarter of 2001 to record a revaluation of the estimated loss on the disposition of the Coal Operations. This additional net expense reflects changes in the expected proceeds to be received and changes in the expected values of assets and liabilities through the anticipated dates of sale or shutdown. It also includes the recording of a multi-employer pension plan withdrawal liability of $8.2 million associated with its planned exit from the coal business. The ultimate withdrawal liability, if any, is subject to several factors, including funding and benefit levels of the plans and the ultimate timing and form of the sale transactions. Accordingly, the actual amount of this liability could change materially.

Income tax benefits attributable to the loss on the disposal of the discontinued segment include the benefits of percentage depletion generated from the active operations during the sale period.

Estimates regarding losses on the disposal of coal assets and operating losses during the disposal period, the ultimate outcome of the disposal of the coal business, including the timing of sales, the value to be received for assets sold and liabilities assumed by the purchasers, and the value of liabilities retained by the Company are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, that could cause actual results, performance or achievements to differ materially from those which are anticipated. Such risks, uncertainties and contingencies include, but are not limited to, overall economic and business conditions, demand and competitive factors in the coal industry, the results of ongoing labor negotiations with respect to two of the Company's deep mines in Virginia, the interest of third parties in some or all of the Company's remaining coal assets, completion of sales of coal assets on mutually agreeable terms, the impact of the announced disposal process on the coal business' ability to operate in the normal course, the impact of delays in the issuance or the non-issuance of mining permits, the timing of and consideration received for the sale of the coal assets, costs associated with shutting down those operations that are not sold, funding and benefit levels of the multi-employer pension plans, geological conditions and variations in the spot prices of coal.

Operating Performance of Discontinued Operations

Since estimated operating losses during the sales period for the discontinued operations are recorded as part of the estimated loss on the disposal of the discontinued segment, actual operating results of operations during this period are not included in consolidated results of operations. The following table shows selected financial information for Coal Operations during 2001, as compared to amounts recognized as part of the loss from discontinued operations in 2000 and amounts reported within consolidated results of operations in 1999.


                                                        Years Ended December 31
(In millions)                                              2001    2000    1999
-------------------------------------------------------------------------------
Sales                                                   $ 384.0   401.0   436.7
Operating loss before
  inactive employee costs                                  (3.0)   (7.0)  (89.0)
Inactive employee costs                                   (28.7)  (30.0)  (35.0)
-------------------------------------------------------------------------------
Operating loss                                            (31.7)  (37.0) (124.0)
Loss before income taxes                                $ (29.5)  (32.4) (122.0)
-------------------------------------------------------------------------------

Sales in 2001 for the discontinued coal operations decreased $17.0 million as compared to 2000, primarily due to a decrease in volumes, partially offset by higher realizations. Excluding inactive employee costs, the operating loss in 2001 of $3.0 million was $4.0 million lower than in 2000. Results in 2001 included a pretax gain on the receipt of $23.4 million of FBLET refunds during the fourth quarter, partially offset by increased costs associated with difficult geological conditions, an accrual for litigation settlements of $9.5 million as well as higher idle and closed mine costs.

Sales in 2000 for the discontinued coal operations decreased $35.7 million as compared to 1999, primarily due to a decrease in volumes. In addition, coal sales were impacted by lower realizations per ton due to weaker market conditions. The operating loss in 1999 includes a charge of $82.3 million related to the impairment of long-lived assets and a joint venture interest as well as other mine closure costs, substantially all of which were noncash. Excluding this charge and inactive employee costs, the operating loss in 2000 of $7.0 million was $0.3 million higher than in 1999, primarily due to decreases in the gross margin due to lower realizations and higher production costs.

Unaudited quarterly financial information for the discontinued coal operations operating results was as follows:


(In millions)                                   1st      2nd      3rd      4th
-------------------------------------------------------------------------------
2001 Quarters:
Sales                                      $   98.2    101.9     99.3     84.6
Operating profit (loss) before
  inactive employee costs                      (4.9)    (2.5)    (1.1)     5.5
Inactive employee costs                        (6.5)    (6.4)    (6.7)    (9.1)
-------------------------------------------------------------------------------
Operating loss                                (11.4)    (8.9)    (7.8)    (3.6)
Loss before income taxes                   $  (10.8)    (8.3)    (7.3)    (3.1)
-------------------------------------------------------------------------------

2000 Quarters:
Sales                                      $   98.2     92.8    106.3    103.7
Operating profit (loss) before
  inactive employee costs                      (3.0)    (3.5)     0.2     (0.7)
Inactive employee costs                        (8.2)    (7.3)    (7.3)    (7.2)
-------------------------------------------------------------------------------
Operating loss                                (11.2)   (10.8)    (7.1)    (7.9)
Loss before income taxes                   $   (8.5)   (10.2)    (6.4)    (7.3)
-------------------------------------------------------------------------------

Retained Assets, Liabilities and Contingencies of Discontinued Operations Certain assets and liabilities are expected to be retained by the Company, including net working capital and other assets (excluding inventory), certain parcels of land, income and non-income tax assets and liabilities, certain inactive employee liabilities primarily for postretirement medical benefits, workers' compensation and black lung obligations, and reclamation related liabilities associated with certain closed coal mining sites in Virginia, West Virginia and Kentucky. In addition, the Company expects to continue to be liable for other contingencies, including its unconditional guarantee of the payment of the principal and premium, if any, on coal terminal revenue refunding bonds (principal amount of $43.2 million).

The following is a summary as of December 31, 2001 of the carrying values of assets and liabilities that the Company expects to retain:


(In millions)                                                 December 31, 2001
-------------------------------------------------------------------------------
Assets:
Net working capital and other assets                                  $    20.5
Property and equipment, net                                                 5.6
Net deferred tax assets (Note 15)                                         244.4

Liabilities:
Inactive workers' compensation                                             33.5
Black lung obligations (Note 13)                                           45.4
Company-sponsored retiree medical (Note 13)                               266.6
Health Benefit Act (Note 13)                                              159.9
Reclamation liabilities for inactive properties                            24.7
DTA                                                                        43.2
Other liabilities                                                          17.9
-------------------------------------------------------------------------------

Legacy Liabilities
The Company sometimes refers to a significant portion of the above liabilities to be retained as "legacy" liabilities. Such "legacy" liabilities are generally defined as those employee-benefit obligations related to former coal employees and other beneficiaries or reclamation liabilities related to inactive sites which the Company expects to retain. Such "legacy" liabilities are to be satisfied over time by direct payments from the Company or indirect payments from trust funds (for example, the Voluntary Employees' Beneficiary Association ("VEBA") trust which has been established by the Company. See Note 13 to the Consolidated Financial Statements.

Under accounting principles generally accepted in the U.S. ("GAAP"), some of the "legacy" liabilities are not yet fully recorded on the balance sheet or reflect the sum of the undiscounted expected cash payments which extend over a long period of time.

To facilitate an understanding of the currently estimated value of the Company's "legacy" liabilities, as of December 31, 2001, the full value of such liabilities, discounted to a present value (for those liabilities with extended payment dates) is reflected in the "Legacy" Value column. PLEASE NOTE THAT THIS IS NOT A GAAP PRESENTATION AND THIS TABLE SHOULD ONLY BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS.


                                                          Balance      "Legacy"
(In millions)                                              Sheet         Value
-------------------------------------------------------------------------------
Legacy liabilities discounted at 7.25%:
  Company-sponsored
  retiree medical (a)                                     $  267           454
  Black lung (b)                                              45            59

Undiscounted legacy liabilities:
  Health Benefit Act (c)                                     160            85
  Workers' compensation                                       34            34
  Reclamation                                                 25            25
-------------------------------------------------------------------------------
Legacy liabilities                                        $  531           657
-------------------------------------------------------------------------------
Legacy assets:
  VEBA                                                    $   17           17
-------------------------------------------------------------------------------

(a) See Note 13 to the Consolidated Financial Statements. Of the Company's total liability for postretirement benefits other than pensions of $464 million as of December 31, 2001, approximately $454 million relates to Coal Operations. Under GAAP only $267 million has been charged to expense as of December 31, 2001 and therefore reflected on the balance sheet.

(b) See Note 13 to the Consolidated Financial Statements. Of the Company's total black lung liability of $59 million as of December 31, 2001, only $45 million has been charged to expense through December 31, 2001 and therefore reflected on the balance sheet as of December 31, 2001.

(c) See Note 13 to the Consolidated Financial Statements. All of the Company's total estimated payments for Health Benefit Act premiums of approximately $160 million have been recorded as of December 31, 2001. Such payments are expected to be paid out over the next seventy or more years and will vary with changes in the numbers of participants, medical inflation and statutory changes to the 1992 law under which such benefits are paid. Accordingly, such payments have not been discounted to a net present value for financial reporting purposes. To reflect the time value of money, an estimate of the present value of these payments has been made using a 7.25% discount rate and such estimate ranges from $80 to $85 million.

The above estimated liability values are as of December 31, 2001. Such values will be adjusted annually to reflect actual experience, annual actuarial revaluations and periodic revaluations of reclamation liabilities.

The Company expects to have ongoing expenses associated with its Coal Operations including interest costs and amortization expenses on its retiree medical and black lung obligations, changes, if any, in valuations of liabilities for inactive workers' compensation benefits, Health Benefit Act benefits and retained reclamation liabilities, and certain ongoing costs, if any, for abandoned sites or operations. Such expenses are currently included in the loss from discontinued operations since they are considered to be costs of the discontinued operations. Upon completion of the disposal of the Company's Coal Operations, these expenses will continue to be charged annually against the Company's earnings. Using assumptions in existence as of December 31, 2001, the Company estimates that such expenses over the next five years will approximate $45 million to $55 million per annum.

The liabilities presented above are based on a variety of estimates, including actuarial assumptions, as described below in the Critical Accounting Policies and the Use of Judgment and in the Notes to the Consolidated Financial Statements.

Significant Contractual Obligations of Discontinued Operations

The following table includes certain significant contractual obligations of the Company's discontinued operations. See Notes 6 and 18 to the Consolidated Financial Statements for additional information related to these and other obligations. Most of these contractual obligations are expected to be transferred to the purchasers of related properties.


                                              Payments Due by Period
                                      --------------------------------------
                                              2003-   2005-   Later
(In millions)                         2002    2004    2006    Years    Total
----------------------------------------------------------------------------
Operating leases (a)              $   11.2     5.6       -        -     16.8
Unconditional purchase
  obligations (b):
  Coal royalties                       3.3     5.5     5.1     44.3     58.2
  Equipment                           15.5       -       -        -     15.5
----------------------------------------------------------------------------
Total                             $   30.0    11.1     5.1     44.3     90.5
----------------------------------------------------------------------------

(a) Payments for operating leases are recognized as an expense in the Consolidated Statement of Operations as incurred.

(b) Payments made pursuant to unconditional purchase obligations are recognized as an expense in the Consolidated Statement of Operations as incurred. Unconditional purchase obligations generally specify a minimum amount of service or product to be consumed by the Company, and the Company currently expects to consume at least the minimum levels specified in its contracts.

Federal Black Lung Excise Tax
On February 10, 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the Federal Black Lung Excise Tax ("FBLET") is unconstitutional as applied to export coal sales. A total of $0.8 million (including interest) was refunded in 1999 for the FBLET that those companies paid for the first quarter of 1997. The Company sought refunds of the FBLET it paid on export coal sales for all open statutory periods and received refunds of $23.4 million (including interest) during the fourth quarter of 2001. The Company continues to pursue the refund of other FBLET payments. Due to uncertainty as to the ultimate additional future amounts to be received, if any, which could amount to as much as $20 million (before interest and applicable income taxes), as well as the timing of any additional FBLET refunds, the Company has not currently recorded receivables for such additional FBLET refunds in its estimate of operating losses to be incurred during the disposal period.

Foreign Operations
A portion of the Company's financial results is derived from activities in over 100 countries, each with a local currency other than the U.S. dollar. Because the financial results of the Company are reported in U.S. dollars, its results are affected by changes in the value of the various foreign currencies in relation to the U.S. dollar. Changes in exchange rates may also affect transactions which are denominated in currencies other than the functional currency. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency fluctuations in any one country may have on the translated results. With the introduction of the euro, transaction gains and losses no longer occur on transactions between countries that have adopted the euro. The Company, from time to time, uses foreign currency forward contracts to hedge transactional risks associated with foreign currencies. (See "Market Risk Exposures" below.) All transaction gains or losses are included in net income for the period along with translation adjustments of net monetary assets and liabilities denominated in the local currency relating to operations in countries with highly inflationary economies, such as the Company's Venezuelan subsidiary.

The Company is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of such risks on the Company cannot be predicted.

Euro
The Company's Brink's and BAX Global subsidiaries have operations in various European countries that have adopted a common currency (the "euro"). To date, Brink's and BAX Global operations have not experienced any significant problems with the euro currency conversion.

Corporate Expenses
In 2001, general corporate expenses totaled $19.3 million compared with $21.2 million and $22.9 million in 2000 and 1999, respectively. Corporate expenses in 2001 reflected lower employee-related costs. Corporate expenses in 1999 included professional fees and expenses of approximately $1.3 million related to the Company's December 6, 1999 announcement to eliminate its tracking stock capital structure.

Interest Expense
Interest expense totaled $32.4 million in 2001 compared with $43.4 million in 2000 and $38.2 million in 1999. The decrease in interest expense in 2001 as compared to 2000 was primarily due to lower average borrowings and borrowing costs. The increase in interest expense in 2000 as compared to 1999 was primarily due to higher average interest rates and higher average borrowings. Interest costs for 2000 under the revolving credit facility were higher than the 1999 costs under the previous credit agreement.

Other Income (Expense), Net
Other expense, net, increased to $2.8 million in 2001 as compared to $0.2 million in 2000, primarily due to costs in 2001 of $7.0 million associated with the sale of a revolving interest in certain of BAX Global's accounts receivable representing the related discounts and fees. These costs were partially offset by a gain of $3.9 million on the sale of marketable securities.

Other expense, net, in 2000 of $0.2 million represented a decrease of $8.6 million from other income, net of $8.4 million for 1999, primarily due to a gain in 1999 on the sale of marketable securities. Other factors increasing expense in 2000 include expenses associated with the sale of accounts receivable at BAX Global.

Income Taxes
In 2001, 2000 and 1999, the provision for income taxes from continuing operations was greater than the statutory federal income tax rate of 35% primarily due to goodwill amortization and state income taxes, partially offset by lower taxes on foreign income. In 2000, the $57.5 million BAX Global restructuring charge and lower consolidated pretax income caused non-deductible items (principally goodwill amortization) to be a more significant factor in calculating the effective tax rate. As a result of Coal Operations being reported under discontinued operations, the tax benefits of percentage depletion are not reflected in the effective tax rate of continuing operations. The Company will no longer amortize goodwill beginning in 2002 (see Note 1 to the Consolidated Financial Statements). As a result, the negative impact to the effective tax rate caused by non-deductible goodwill amortization will no longer be a factor beginning in 2002.

Based on the Company's historical and future expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the net deferred tax assets at December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Summary of cash flows available for financing:


                                                        Years Ended December 31
(In millions)                                              2001    2000    1999
-------------------------------------------------------------------------------
Income from continuing
  operations                                           $   45.8     2.7   108.0
Noncash restructuring and
  other charges                                               -    47.8       -
Depreciation and amortization                             194.4   188.9   148.9
Heavy maintenance provision                                32.4    40.2    50.2
Working capital                                            27.5   (48.3)  (28.6)
Sale of accounts receivable                               (16.0)   85.0       -
Discontinued operations                                     6.9    30.4    16.1
Other                                                      24.7    18.1    34.7
-------------------------------------------------------------------------------
  Operating activities                                    315.7   364.8   329.3
-------------------------------------------------------------------------------

Capital expenditures                                     (193.1) (214.4) (268.9)
Heavy maintenance expenditures                            (15.5)  (50.5)  (52.9)
Discontinued operations                                   (11.1)   (7.4)  (10.5)
Other                                                      (5.4)   (1.4)    5.5
-------------------------------------------------------------------------------
  Investing activities                                   (225.1) (273.7) (326.8)
-------------------------------------------------------------------------------
Cash flows available for financing                     $   90.6    91.1     2.5
-------------------------------------------------------------------------------


The Company's cash flows available for financing were approximately $90 million in both 2001 and 2000, up from $2.5 million in 1999.

In 2001, reductions in net working capital, capital expenditures and heavy maintenance spending resulted in a similarly sized benefit as that derived in 2000 from the initial sale of accounts receivable. Despite the decline in income from continuing operations in 2000 as compared to 1999, the sale of receivables and lower capital expenditures increased cash flows available for financing by almost $89 million.

The Company's consolidated cash flows available for financing depends on each of the operating segments' cash flows.


                                                        Years Ended December 31
(In millions)                                              2001    2000    1999
-------------------------------------------------------------------------------
Cash flows available for financing:
  Brink's                                               $  38.2    34.6    (3.3)
  BHS                                                      25.8    22.1    13.3
  BAX Global                                               46.4   (90.6)  (25.3)
  Sale of accounts receivable                             (16.0)   85.0       -
  Corporate and Other Operations                            0.4    17.0    12.2
  Discontinued operations                                  (4.2)   23.0     5.6
-------------------------------------------------------------------------------
Cash flows available for financing                      $  90.6    91.1     2.5
-------------------------------------------------------------------------------

Cash flows available for financing at Brink's and BHS in 2001 approximated those in 2000. Cash flows available for financing at Brink's increased in 2000 over 1999 primarily as the result of lower capital expenditures and lower growth in working capital.

The improvement in cash flows available for financing at BAX Global in 2001 over 2000 is primarily due to $62.1 million lower spending for capital expenditures and aircraft heavy maintenance (discussed below) and reduction in net working capital. BAX Global's cash flow deficit before financings in 2000 increased by $65 million from 1999 due to the decline in operating performance and higher levels of working capital.

Discontinued operations' cash flow available for financing in 2000 was higher than 2001 and 1999 primarily as a result of a $44.4 million reduction in working capital used in 2000. Discontinued operations in 2001 included $23.4 million of Federal Black Lung Excise Tax refunds. Included in the discontinued operations cash flows available for financing are payments for benefits for inactive coal employees, reclamation and other liabilities. The Company expects to continue to be liable for such payments after it disposes of its Coal Operations.

Capital and Aircraft Heavy Maintenance Expenditures
Capital expenditures for 2001 of $193.1 million were $21.3 million lower than for 2000. Of the 2001 capital expenditures, $71.3 million (37%) was spent by Brink's, $81.3 million (42%) was spent by BHS, $33.1 million (17%) was spent by BAX Global and $7.2 million (4%) was spent by Other Operations. Lower capital expenditures in 2001 as compared to 2000 were primarily due to lower levels of spending at BAX Global in 2001 resulting from a decrease in the number of planes operated by the Company's Air Transport International unit.

Aircraft heavy maintenance expenditures decreased $35.0 million in 2001 to $15.5 million as compared to 2000, primarily due to a decrease in the number of planes in maintenance, largely as the result of the decrease in the total number of planes operated by the Company's Air Transport International unit. The Company expects to spend between $30 million and $35 million on aircraft heavy maintenance in 2002.

Capital expenditures in 2002 are currently expected to range from $220 million to $240 million, depending on operating results throughout the year. Expected capital expenditures for 2002 reflect an increase in customer installations at BHS, security and information technology spending at Brink's and increased spending on information technology at BAX Global. An additional amount ranging from $15 million to $20 million of necessary or committed expenditures relating to the discontinued operations is expected during 2002. Capital expenditures for the discontinued operations reflect spending in the first half of 2002 on the development of a deep mine in order to improve the marketability of certain coal assets. The foregoing amounts exclude expenditures that have been or are expected to be financed through operating leases.

Financing Activities
Net cash flows used in financing activities were $101.7 million for 2001 compared with $124.5 million in 2000. Both years reflect a reduction in the Company's debt levels. Repayments in 2001 used cash generated from operations. The 2000 level reflected repayments under a bank credit facility (described below) with the proceeds from the sale of $85.0 million of accounts receivable at BAX Global, as well as from the proceeds of increased borrowings in late 1999 and repayments of a portion of the debt of Brink's France and Venezuela affiliates during 2000.

The Company has a $362.5 million credit agreement under which it may borrow on a revolving basis up to $185 million over a three-year term ending October 2003 and up to $177.5 million over a one-year term ending October 2002. The Company expects to negotiate an extension for a significant portion of the facility which ends in October 2002. Approximately $226.3 million was available for borrowing with this facility at December 31, 2001.

The Company has two multi-currency revolving bank credit facilities that total $95.0 million in available credit line, of which $46.8 million was available at December 31, 2001 for additional borrowing. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts outstanding under these agreements are included in short-term borrowings.

The Company completed a $75.0 million private placement of Senior Notes in 2001. The Senior Notes are scheduled to be repaid in 2005 through 2008. The Company has the option to prepay all or a portion of the Series A or Series B Notes prior to maturity with a prepayment penalty. The $75 million proceeds from issuance of the Senior Notes were used to repay borrowings under the revolving credit facility.

The U.S. bank credit agreement, the agreement under which the Senior Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. The Company was in compliance with all financial covenants at December 31, 2001. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated.

As of December 31, 2001, debt as a percentage of capitalization (total debt and shareholders' equity) was 38% compared to 45% at December 31, 2000.

Significant Contractual Obligations of Continuing Operations

The following table includes certain significant contractual obligations of the Company's continuing operations. See Notes 6, 10 and 12 to the Consolidated Financial Statements for additional information related to these and other obligations.


                                             Payments Due by Period
                                      --------------------------------------
                                              2003-   2005-   Later
(In millions)                         2002    2004    2006    Years    Total
----------------------------------------------------------------------------
Included in operating and
 investing activities:
Operating leases (a)              $  123.4   165.9    85.7    141.6    516.6
Unconditional purchase
  obligations (b):
  ACMI (c)                            41.2    34.2       -        -     75.4
  Equipment                            8.1       -       -        -      8.1
----------------------------------------------------------------------------
  Total                           $  172.7   200.1    85.7    141.6    600.1
----------------------------------------------------------------------------
Included in financing
  activities:
Long-term debt (d)                $   17.2   158.6    48.7     45.6    270.1
----------------------------------------------------------------------------

(a) Payments for operating leases are recognized as an expense in the Consolidated Statement of Operations as incurred.

(b) Payments made pursuant to unconditional purchase obligations are recognized as an expense in the Consolidated Statement of Operations as incurred. Unconditional purchase obligations generally specify a minimum amount of service or product to be consumed by the Company, and the Company currently expects to consume at least the minimum levels specified in its contracts.

(c) Aircraft, crew, maintenance and insurance agreements.

(d) Long-term debt (including capital lease obligations) is reduced when payments of principal are made. Table excludes interest payments.

The Company is required to meet certain return conditions when returning leased aircraft to lessors. The Company accrues for costs associated with the return of these aircraft over the life of the lease for landing gear and other structural costs and from the inception of the lease until the first heavy maintenance check or overhaul is incurred for airframe and engine costs. At December 31, 2001, the Company had $35.7 million accrued for aircraft return conditions.

Other Commercial Commitments

The following table includes certain commercial commitments of the Company as of December 31, 2001. See Notes 10, 12 and 19 of the Consolidated Financial Statements for additional information related to these and other commitments.


                                   Amount of Commitment Expiring each Period
                                  ------------------------------------------
                                              2003-   2005-   Later
(In millions)                         2002    2004    2006    Years    Total
----------------------------------------------------------------------------
Undrawn letters
  of credit                        $  28.2       -       -      4.0     32.2
DTA guarantee (a)                        -       -       -     43.2     43.2
Operating leases (b)                   2.1    14.0       -        -     16.1
----------------------------------------------------------------------------

(a)   See Note 19.

(b)   Maximum residual guarantees of certain operating leases.

At December 31, 2001, the Company has sold an undivided interest in certain of its BAX Global U.S. accounts receivable balances, which amounts are not included in the Consolidated Balance Sheets or in the previous table. See Note 11 to the Consolidated Financial Statements. Under this program, the Company sells without recourse an undivided ownership interest in a pool of accounts receivable to a third party (the "conduit"). The conduit issues debt to fund their purchase, and the Company used the proceeds it received from the initial purchase primarily to pay down its outstanding debt. The Company has no obligation related to the conduit's debt, and there is no existing obligation to repurchase sold receivables. Upon termination of the program, the conduit would cease purchasing new receivables and collections related to the sold receivables would be retained by the conduit. If the program is terminated, the Company would more than likely use its credit sources to finance the higher level of receivables.

U.S. Pension Plans
The Company has noncontributory defined benefit pension plans covering substantially all nonunion employees in the U.S. who meet certain requirements. Information regarding these plans and the Company's other pension plans can be found in Note 13 to the Consolidated Financial Statements.

Due to investment losses during the generally down markets of 2000 and 2001 as well as increases in liabilities resulting from service credits earned by employees during those years, the Company expects its costs for its U.S. plans to increase by approximately $4 million in 2002 from the approximately $4 million in net expense recorded in 2001. Although the Company is not required to make any contributions to the plan during 2002, it may elect to do so should investment returns fail to improve over the levels seen in 2000 and 2001.

Dividends
The Board intends to declare and to pay dividends, if declared, on Pittston Common Stock based on the earnings, financial condition, cash flow and business requirements of the Company. At present, the annual dividend rate for Pittston Common Stock is $0.10 per share. In February 2002, the Board declared a quarterly cash dividend of $0.025 and $7.8125 per share on Pittston Common Stock and Convertible Preferred Stock, respectively, payable on March 1, 2002 to shareholders of record on February 15, 2002.

During 2001 and 2000, the Company paid dividends on Pittston Common Stock of $5.1 million ($0.10 per share) and $5.0 million ($0.10 per share), respectively. During 1999, the Company paid an aggregate of $8.7 million of dividends amounting to $0.10 per share, $0.025 per share and $0.24 per share of Brink's Stock, Minerals Stock and BAX Stock, respectively. (See Capitalization below.)

In 2001, 2000 and 1999, dividends paid on the Convertible Preferred Stock amounted to $0.7 million, $0.9 million and $1.6 million, respectively. The lower cash dividends in 2001 as compared to 2000 and in 2000 as compared to 1999, reflect the effects of repurchases of the Company's Convertible Preferred Stock. Under the share repurchase programs authorized by the Board, the Company purchased $2.2 million (8,100 shares) of Convertible Preferred Stock at various times during 2000. There was no repurchase activity in 2001. See Capitalization (below) for further information on the Company's share repurchase program.

Market Risk Exposures
The Company has activities in over 100 countries and a number of different industries. These operations expose the Company to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In addition, the Company consumes and sells certain commodities in its businesses, exposing it to the effects of changes in the prices of such commodities. These financial and commodity exposures are monitored and managed by the Company as an integral part of its overall risk management program.

The Company utilizes various derivative and non-derivative hedging instruments, as discussed below, to hedge its foreign currency, interest rate, and commodity exposures when appropriate. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties used to major financial institutions with investment grade credit ratings. Management of the Company does not expect any losses due to such counterparty default.

The Company maintains a control system to monitor changes in interest rate, foreign currency and commodity exposures that may adversely impact expected future cash flows. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates, foreign currency exchange rates and commodity prices on the Company's future cash flows. The Company does not use derivative instruments for purposes other than hedging.

The sensitivity analyses discussed below for the market risk exposures were based on facts and circumstances in effect at December 31, 2001. Actual results will be determined by a number of factors that are not under management's control and could vary significantly from those disclosed.

Interest Rate Risk
The Company uses both fixed and floating rate debt denominated primarily in U.S. dollars to finance its operations. Floating rate debt obligations, including the Company's U.S. bank credit facility, expose the Company to fluctuations in interest expense due to changes in the general level of interest rates. To a lesser extent, the Company uses debt denominated in foreign currencies, primarily including euros, Venezuelan bolivars, Brazilian reals and British pounds. Venezuela is considered a highly inflationary economy, and therefore, changes in that country's interest rates may be partially offset by corresponding changes in the currency exchange rates that will affect the U.S. dollar value of the underlying debt.

In order to limit the variability of the interest expense on its debt, the Company has converted the floating rate cash flows on a portion ($90 million at December 31, 2001) of its $185.0 million revolving credit facility to fixed-rate cash flows by entering into interest rate swap agreements which involve the exchange of floating rate interest payments for fixed rate interest payments. In addition to the U.S. dollar denominated fixed interest rate swaps, the Company also has fixed rate debt, including the Company's Senior Notes. The fixed rate debt and interest rate swaps are subject to fluctuations in their fair values as a result of changes in interest rates.

Based on interest rate levels in effect on the floating rate debt outstanding at December 31, 2001, a hypothetical 10% increase in these rates would increase interest expense by approximately $0.4 million over a twelve-month period. (In other words, the Company's weighted average interest rate on its floating rate debt was 4.3% per annum at December 31, 2001. If that average rate were to increase by 43 basis points to 4.7%, the interest expense associated with these borrowings would increase by $0.4 million annually). Debt designated as hedged to fixed rates by the interest rate swaps has been excluded from this amount. The effect on the fair value of fixed rate debt and interest rate swaps for a hypothetical 10% uniform shift (as a percentage of market interest rates) in the yield curves for interest rates in various countries from year-end 2001 levels is not material.

Foreign Currency Risk
The Company, through its Brink's and BAX Global operations, has certain exposures to the effects of foreign exchange rate fluctuations on the results of foreign operations which are reported in U.S. dollars.

The Company is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of domestic and foreign operations. To mitigate these exposures, the Company, from time to time, enters into foreign currency forward contracts.

In addition, the Company has net investments in a number of foreign subsidiaries. Cumulative translation adjustments of the net assets of the foreign subsidiaries are recorded as a separate component of shareholders' equity. The translation adjustments for hyperinflationary economies in which the Company operates (currently Venezuela) are recorded as a component of net income. Due to the long-term nature of its investments in foreign subsidiaries, the Company generally does not hedge this exposure.

The effects of a hypothetical simultaneous 10% appreciation in the U.S. dollar from year end 2001 levels against all other currencies of countries in which the Company operates were measured for their potential impact on, 1) translation of earnings into U.S. dollars based on 2001 results, 2) transactional exposures, and 3) translation of investments in foreign subsidiaries. The hypothetical effects would be approximately $2.7 million unfavorable for the translation of earnings into U.S. dollars, approximately $2.7 million favorable earnings effect for transactional exposures, and approximately $28.6 million unfavorable change to the Company's cumulative translation adjustment (equity).

Commodities Price Risk
The Company consumes and sells various commodities in the normal course of its business and, from time to time, utilizes derivative instruments to minimize the variability in forecasted cash flows due to price movements in these commodities. The derivative contracts are entered into in accordance with guidelines set forth in the Company's hedging policies.

The Company utilizes forward swap contracts for the purchase of jet fuel to fix a portion of forecasted jet fuel costs at specific price levels and it utilizes option strategies to hedge a portion of the remaining risk associated with jet fuel. In some cases, the Company is able to adjust its pricing through the use of surcharges on customers to partially offset large increases in the cost of the jet fuel.

The Company utilizes forward sales contracts and option strategies to hedge the selling price on a portion of its forecasted natural gas and gold sales.

The following table represents the Company's outstanding commodity hedge contracts as of December 31, 2001. Amounts presented as the fair value after a hypothetical 10% change in commodity prices reflect a hypothetical 10% reduction in the future price of jet fuel and a hypothetical 10% increase in the future prices of gold and natural gas.


                                                          Estimated Fair Value
                                                         ----------------------
                                            Notional                 With 10%
(In millions, except as noted)               Amount      Actual    Price Change
-------------------------------------------------------------------------------
Forward gold sale contracts (a)              222.0      $ (1.6)       (5.8)
Forward swap and option
contracts:
  Jet fuel purchases (b)                      29.0        (2.7)       (4.4)
  Natural gas sales (c)                        1.7         2.0         1.6
-------------------------------------------------------------------------------

(a) Notional amount in thousands of ounces of gold. Notional amount includes all forward sale contracts of 45% owned entity. Fair value also reflects the Company's 45% portion of the entities' fair value.

(b)   Notional amount in millions of gallons of fuel.

(c)   Notional amount in millions of  MMBTUs.

CONTINGENT LIABILITIES

Environmental Remediation
In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which facility was sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the hydrocarbon remediation costs. The Company is in the process of remediating the site under an approved plan. The Company estimates its portion of the actual remaining clean-up and operational and maintenance costs, on an undiscounted basis, to be between $3.8 and $8.1 million. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties which include unforeseen circumstances existing at the site, changes in the regulatory standards under which the clean-up is being conducted, and additional costs due to inflation. The estimate of costs and the timing of payments could change significantly based upon any one of the uncertainties described immediately above.

Taking into account the proceeds from a previous settlement with its insurers of claims relating to this matter, it is the Company's belief that the ultimate amount for which it will be liable resulting from the remediation of the Tankport site will not have a material adverse impact on the Company's financial position.

Capitalization
Prior to January 14, 2000, the Company had three classes of common stock:
Brink's Stock, BAX Stock and Minerals Stock, which were designed to provide shareholders with securities reflecting the performance of the Brink's Group, the BAX Group and the Minerals Group, respectively.

On December 6, 1999, the Company announced that the Board approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock. The Exchange took place on January 14, 2000, on which date, holders of Minerals Stock received 0.0817 shares of Brink's Stock for each share of their Minerals Stock; and holders of BAX Stock received 0.4848 shares of Brink's Stock for each share of their BAX Stock. From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of the Company and continues to trade on the New York Stock Exchange under the symbol "PZB." Prior to the Exchange Date, the Brink's Stock reflected the performance of the Brink's Group only; after the Exchange Date, the Brink's Stock reflects the performance of The Pittston Company as a whole. Shares of Brink's Stock after the Exchange are hereinafter referred to as "Pittston Common Stock."

As a result of the exchange of all outstanding shares of BAX Stock and Minerals Stock for Pittston Common Stock, the Company issued 10.9 million shares of Pittston Common Stock, which consists of 9.5 million shares of Pittston Common Stock equal to 100% of the Fair Market Value, as defined, of all BAX Stock and Minerals Stock and 1.4 million shares of Pittston Common Stock equal to the additional 15% of the Fair Market Value of BAX Stock and Minerals Stock exchanged pursuant to the above-described formula. Of the 10.9 million shares issued, 10.2 million shares were issued to holders of BAX Stock and Minerals Stock and 0.7 million shares were issued to The Pittston Company Employee Benefits Trust.

The Company has the authority to issue up to 2.0 million shares of preferred stock, par value $10 per share. In January 1994, the Company issued $80.5 million (0.2 million shares) of Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). See Note 3 for the impact of the Exchange on Convertible Preferred Stock. The Convertible Preferred Stock pays an annual cumulative dividend of $31.25 per share payable quarterly, in cash, in arrears, out of all funds of the Company legally available therefore, when, as and if declared by the Board and bears a liquidation preference of $500 per share, plus an attributed amount equal to accrued and unpaid dividends, if any, thereon.

On May 4, 2001, the Board approved a revised authority to purchase over time up to 1.0 million shares of Pittston Common Stock and any or all of the issued and outstanding shares of the Convertible Preferred Stock with an aggregate purchase price limitation of $30 million for all such purchases. Such shares are to be purchased from time to time in the open market or in private transactions, as conditions warrant. The Company made no such purchases during 2001.

Accounting Change - 2000
Pursuant to guidance issued in Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," by the Securities and Exchange Commission in December 1999, and a related interpretation issued in October 2000, BHS changed its method of accounting for nonrefundable installation revenues and a portion of the related direct costs of obtaining new subscribers (primarily sales commissions).

Under the new method, all of the nonrefundable installation revenues and a portion of the new installation costs deemed to be direct costs of subscriber acquisition are deferred and recognized in income over the estimated term of the subscriber relationship. Prior to 2000, BHS charged against earnings as incurred, all marketing and selling costs associated with obtaining new subscribers and recognized as revenue all nonrefundable payments received from such subscribers to the extent that costs exceeded such revenues. The accounting change was implemented in 2000 and the Company reported a noncash, after-tax charge of $52.0 million ($84.7 million pretax), to reflect the cumulative effect of the accounting change on years prior to 2000. The pretax cumulative effect charge of $84.7 million was comprised of a net deferral of $121.1 million of revenues partially offset by $36.4 million of customer acquisition costs. The change decreased operating profit for 2000 by $2.3 million, reflecting a net decrease in revenues of $6.4 million and a net decrease in operating expenses of $4.1 million. Net income for 2000 was reduced by $1.4 million ($0.03 per diluted share).

Recent Accounting Pronouncements
Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued in June 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will be adopted in the first quarter of 2002 and, in accordance with the new standard, goodwill and intangible assets with indefinite useful lives will no longer be amortized, but will be tested for impairment at least annually. The Company's goodwill amortization in each of 2001 and 2000 was approximately $9.5 million ($0.12 per diluted share after-tax). During 2002, the Company will perform a transitional goodwill impairment test as of January 1, 2002 and will record any resulting impairment charges, if necessary, as the cumulative effect of an accounting change as of January 1, 2002. The impact of the implementation of this statement, other than discontinuing goodwill amortization, if any, on the earnings and financial position of the Company will be evaluated during the first half of 2002.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001 and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it becomes an obligation, if a reasonable estimate of fair value can be made. The Company will adopt SFAS No. 143 in 2003. The Company is currently evaluating the effect that implementation of the new standard may have on its results of operations and financial position.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," and will provide a single accounting model for long-lived assets held-for-sale. SFAS No. 144 will also supersede the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in the periods in which the losses are incurred (rather than as of the measurement date as required by APB No. 30). In addition, SFAS No. 144 expands the definition of asset dispositions that may qualify for discontinued operations treatment in the future. SFAS No. 144 is effective for new transactions entered into after adoption of this statement.

Critical Accounting Policies and the Use of Judgment
The Company's Consolidated Financial Statements have been prepared by management using U.S. generally accepted accounting principles ("GAAP"). GAAP sometimes permits more than one method of accounting to be used. The Company has described the significant accounting policies it employs in the Notes to the Consolidated Financial Statements.

The application of accounting principles requires the use of estimates and judgments which are the responsibility of management. Management makes such estimates and judgments based on, among other things, knowledge of operations, markets, historical trends and likely future changes, similarly situated businesses and, when appropriate, the opinions of advisors with knowledge and experience in certain fields. Many assumptions, judgments and estimates are straightforward. However, due to the nature of certain assets and liabilities, there are risks and uncertainties associated with some of the judgments, assumptions and estimates which are required to be made. Reported results could have been materially different under a different set of assumptions and estimates for certain accounting principle applications.

The explanations following are intended to briefly explain some of the issues related to the application of selected accounting principles, the judgments made in their application and potential changes to reported results if actual conditions and results differ from assumptions. Due to the complexity associated with the application of many accounting principles and the exercise of judgment, this is not intended to cover all potential changes.

Deferred Tax Assets
It is common for companies to record expenses and accruals before, often well before, such expenses and costs are actually paid. An example of this is postretirement medical benefits. Such benefits are generally recorded as expenses while the participants are active employees but the related cash payments are not made until after their retirement. In the U.S. and most other countries and tax jurisdictions, many deductions for tax return purposes cannot be taken until the expenses are actually paid. Similarly, certain tax credits and tax loss carryforwards cannot be used until future periods when sufficient taxable income is generated. In these circumstances, under GAAP, companies accrue for the tax benefit expected to be received in future years if, in the judgment of management, it is "more likely than not" that the company will receive such benefits. Such benefits (deferred tax assets) are often offset, in whole or in part by the effects of deferred tax liabilities which relate primarily to deductions available for tax return purposes under existing tax laws and regulations before such expenses are reported as expenses under GAAP.

As of December 31, 2001, the Company had in excess of $300 million of net deferred tax assets on its consolidated balance sheet. For more details associated with this net balance, see Note 15 to the accompanying Consolidated Financial Statements.

Since there is no absolute assurance that these assets will be ultimately realized, management periodically reviews its deferred tax positions to determine if it is more likely than not that such assets will be realized. Such periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can employ in order to increase the likelihood that the use of tax assets will be achieved. These strategies are also considered in the periodic reviews. If after conducting such a review, management determines that the realization of the tax asset does not meet the "more likely than not" criteria, an offsetting valuation reserve would be recorded thereby reducing net earnings and the deferred tax asset in that period.

Of the net deferred tax assets at December 31, 2001, approximately 90% relates to the Company's operations in the U.S., including individual state tax jurisdictions. Because of its expectation that the historically reliable profitability of the Company's U.S. portion of the Business and Security Services operations will continue and the lengthy period over which certain of the recorded expenses will become available for deduction on tax returns, management has concluded that it is more likely than not that these net deferred tax assets will be realized.

For international operations, the Company has evaluated its ability to fully utilize the net assets on an individual country basis and due to doubts about such usability for certain countries, has recorded a $10.3 million valuation allowance through December 31, 2001.

If expectations for future performance, the timing of deductibility of expenses, or tax statutes change in the future, during a periodic review the Company could decide to raise the valuation allowance, thereby increasing the tax provision.

Goodwill and Property and Equipment Valuations
The Company regularly reviews the current operating performance and future expectations for earnings and cash flows of its businesses in order to evaluate the appropriateness of the carrying values of goodwill and other long-lived assets, primarily property and equipment. To determine if an impairment exists, the Company compares estimates of the future undiscounted net cash flows of the asset to its carrying value. For purposes of assessing impairment, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The carrying values of long-lived assets in the Company's coal operations have already been reduced to their expected net realizable value under discontinued operations accounting. Due to historically solid earnings and cash flow, the carrying values of long-lived assets of Brink's and BHS are believed to be appropriate.

The carrying values of BAX Global's assets are also believed to be appropriate and do not require a valuation adjustment, despite BAX Global's incurrence of losses for the two years ended December 31, 2001. Changes to the Company's operations, resources used, and cost structure resulted in a reduced operating loss in 2001, despite the significant decline in revenue caused by the global recession. In management's opinion, the changes implemented at BAX Global plus a return to more normal levels of global economic performance will result in substantial improvement in operating performance and cash flow over time. Based on such judgment, the Company prepared a multi-year forecast of operating performance and undiscounted cash flow which exceeds the carrying values of the associated assets. Accordingly, no reduction in the carrying value of BAX Global's assets is deemed necessary at this time.

Had the Company expected no long-term improvement in the economy and the performance of BAX Global, the Company may have concluded that its goodwill or fixed assets were impaired and, in such circumstances, would have reduced the carrying values of such assets and recognized a loss.

SFAS No. 142 "Goodwill and Other Intangible Assets" was issued in June 2001. During 2002, the Company will perform a transitional goodwill impairment test as of January 1, 2002 using the guidelines provided for in the statement. If an impairment is determined under these guidelines, the Company will record such charge, if any, as the cumulative effect of an accounting change as of January 1, 2002.

Discontinued Operations
The Company's accounting for its coal business as a discontinued operation requires estimates relating to timing, valuation and operating performance. See the discussion of Discontinued Operations above and in Note 18 to the Consolidated Financial Statements.

If the Company did not have both the intent and the ability to complete the disposal of its coal business, it would not have designated such operations as discontinued. In estimating timing of the disposal process, management has considered information from its discussions with and assessments of prospective buyers, the advice of its outside advisors and other factors. Based on this information, management has developed what it considers to be the most likely scenario for the sale and/or shutdown of the coal operations. Of course, there are many potential scenarios which would also result in the disposal of the business. The actual timing of the sale or shutdown of the various mines, preparation plants and other units of the coal business will affect, either negatively or positively, the recorded accruals for discontinued operations.

The value of proceeds to be received and the assets and liabilities to be retained have been estimated by the Company based on management's knowledge of such operations, assets and liabilities, current market conditions, the opinion of its advisors and communications with interested parties. The value of the proceeds to be received and assets and liabilities to be retained will ultimately be determined in negotiations with purchasers and may be higher or lower than those amounts currently estimated. The value of liabilities associated with most employee and retiree benefits, which comprise the majority of the liabilities to be retained, are reevaluated annually (see Multi-Year Employee and Retiree Benefit Obligations below).

The Company's accrual of operating losses expected to be incurred during the disposal process includes estimates of revenues, operating costs and the expected timing of the sale or disposal of individual operating units. Actual revenues, operating costs and performance may be higher or lower than estimated based on market conditions, mine and facility performance, spending levels and the actual timing of the sale or shutdown of individual operations.

Multi-Year Employee and Retiree Benefit Obligations
The Company provides its employees and retirees benefits arising from both Company-sponsored plans (e.g. defined benefit pension plans) and statutory requirements (e.g. medical benefits for otherwise ineligible former employees and non employees under the Health Benefit Act). Certain of these benefit obligations require payments to be made by the Company or by trusts funded by the Company over long periods of time.

The primary benefits which require cash payments over multiple years are:

o     Defined Benefit Pension Benefits
o     Postretirement Medical Benefits
o     Health Benefit Act Medical Benefits
o     Black Lung Benefits
o     Workers' Compensation Benefits

As is normal for such benefits, cash payments will be made for periods ranging from the current year to well over fifty years from now for certain benefits. The amount of such payments and related expenses will be affected over time by inflation, investment returns and market interest rates, changes in the numbers of plan participants and changes in the benefit obligations and/or laws and regulations covering the benefit obligations.

Because of the complex interrelationship of some of the assumptions, the significance of the benefit obligations and the length of time over which payments will be made, the Company reevaluates all significant benefit obligations at least annually. Such reevaluations include actuarial valuations, reviews of historical information and forecasts for future trends for key assumptions, and an evaluation of changes in applicable laws or regulations. As a result of such reevaluations, the Company records increases or decreases in liabilities and associated expenses over time as required under GAAP.

There are several assumptions which are important in determining the carrying values of such liabilities and the resulting annual expense. Such assumptions along with the primary plans which are impacted by changes in the assumptions follow.

Discount Rate (Pension Plans, Postretirement Medical Benefits Under Company-Sponsored Plans and "Black Lung" Benefits)
The discount rate is used to determine the present value of future payments. This rate reflects returns expected from high quality bonds and will fluctuate over time with market interest rates. In general, the Company's liability changes in an inverse relationship to interest rates, i.e. the lower the discount rate, the higher the associated liability for the noted benefit obligations. With the decline in market interest rates in 2001, the company reduced the discount rate used to value the affected plans to 7.25%. It is likely that such discount rate will change in the future as interest rates change.

Return on Assets (Pension Plan)
The Company's primary defined benefit pension plan had assets at December 31, 2001 of approximately $459 million. The annual calculation of expense for the pension plan assumes a 10% long-term investment return for such assets. For the ten-year period ended in 2001, the actual averaged annualized return on the plan's assets exceeded 10%. The Company has no current intent to adjust the expected long-term rate of return on plan assets.

The offset (or "credit") to expense associated with the assumed investment return fluctuates based on the level of plan assets (over time, the higher the level of assets, the higher the credit and vice versa) and the assumed rate of return (the higher the rate, the higher the credit and vice versa). Plan assets for the Company's primary defined benefit plan have declined by approximately $45 million over the two years ended December 31, 2001 as a result of general investment market conditions. In addition, the plan paid out approximately $42 million in benefits during the same time period. Accordingly, the investment credit is expected to decline. This will have the effect of increasing the Company's net pension expense.

Inflation Assumptions on Salary Levels (Pension Plan) and Medical
Inflation (Postretirement Medical Benefits, Health Benefit Act Medical
Benefits, Workers' Compensation Benefits)
Pension expense and liabilities will vary with the expected rate of salary increases - the higher or lower the annual increase, the higher or lower the liability and expense. The Company has no current intent to change its 4% salary increase assumption.

Changes in medical inflation will affect liability and expense amounts differently for the three plans noted. There is a direct link for postretirement medical under the Company's plan on expected spending for 2002 and for later years. Future cash payments associated with the Health Benefit Act will reflect some but not all of the effect of medical inflation as a result of statutory limitations on premium growth. Workers' Compensation liability and expense is also impacted but to a lesser degree as a result of the generally short payout period associated with medical benefits.

With the increase in medical inflation seen over the last few years, the Company raised the assumed level of inflation in its plans in 2001. Because of the volatility of medical inflation it is likely that there will be future adjustments, although the direction and extent of such adjustments cannot be predicted at the present time.

Besides the effects of changes in medical costs, workers' compensation costs are affected by the severity and types of injuries, changes in state and federal regulations and their application and the quality of programs which assist an employee's return to work. The Company's liability for future payments for workers' compensation claims is evaluated regularly with the assistance of its plan administrator based on loss and payment history, updated forecasts of claim values, industry experience and projections of expected growth in future years. Based on such a reevaluation, the Company records changes to its liability balances.

Numbers of Participants (All Plans)
The valuations of all of these benefit plans are affected by the life expectancy of the participants. Accordingly, the Company relies on actuarial information to predict the number and life expectancy of participants. Further, due to the complexity of the contractual relationship with the United Mine Workers of America ("UMWA") for postretirement medical benefits and the application of regulations associated with, the Health Benefit Act, the Company's related liability and expense has and will continue to fluctuate up and down as new participants are made known to the Company and as the Company and others investigate such applications. As a result, the Company's liabilities under its plans will vary as the expected number and life expectancy of participants change.

Changes in Laws
The Company's valuations of its liabilities are determined under existing laws and regulations. Changes in laws and regulations which affect the ultimate level of liabilities and expense are reflected once the changes are final and their impact can be reasonably estimated. Recent changes in black lung regulations could increase the Company's total liability. Future changes in laws directed at reducing national levels of medical inflation and /or changing the funding available for medical benefits (e.g. coverage of pharmaceuticals under Medicare) could significantly reduce the Company's ultimate liability for certain postretirement medical benefits.

Forward-Looking Information
Certain of the matters discussed herein, including statements regarding the timing and outcome of the discontinuation of the Company's Coal Operations, expected proceeds from the sale of the coal business, the retention of certain assets and liabilities following the sale of the coal assets, estimated losses on the disposal of the coal assets, "legacy" liabilities, Brink's expectations with regard to future economic and competitive conditions in Latin America, the impact of the euro distribution on Brink's revenues and operating profits, insurance costs and availability, the expected impact of lower demand for expedited freight on BAX Global's results during 2002, the impact that the recent terrorist attacks may have on BAX Global's operating costs, the long-term plan to ultimately dispose of the businesses comprising Other Operations in order to focus resources on the Business and Security Services segments, the timing of the payment of charges related to BAX Global's restructuring, the amount and timing of FBLET refunds, the payment of amounts relating to litigation at the Coal Operations, possible multi-employer pension plan liability relating to the Company's planned exit from the coal business, costs of benefit obligations relating to the coal business including black lung benefits, projections about market risk and expectations regarding counter-party performance, the impact of the euro on operations at Brink's and BAX Global, realization of deferred tax assets, the carrying values of assets of the operating segments, expected improvements in BAX Global's operating performance and cash flow over time, expected impacts of black lung obligations, projected heavy maintenance and capital spending, contributions to or costs associated with the Company's noncontributory defined benefit plans, environmental clean-up estimates and the impact of remediation costs on the Company's financial statements, ongoing expenses associated with Coal Operations following the Company's exit from the business and the impact of accounting changes on the Company's financial statements, involve forward-looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated.

Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, the timing, terms and form of the Company's exit from the coal business, the interest of third parties in some or all of the Company's remaining coal assets, completion of sales of coal assets on mutually agreeable terms, the impact of the announced sale on the coal business' ability to operate in the normal course, costs associated with shutting down those operations that are not sold, the funding and benefit levels of the multi-employer pension plans, the terms of any settlement of litigation involving the coal business, government reforms and initiatives in Latin America, strategic decisions by Brink's competitors with respect to their Latin American operations, the continued use of Brink's euro distribution services by customers in Europe, variations in the timing of the distribution of the euro, the willingness of BAX Global's customers to pay for security-related cost increases, the ultimate amount of such security-related cost increases, BAX Global's ability to continue to effectively manage costs, the market for the businesses comprising the Company's Other Operations and the ability to conclude sales of those businesses on mutually agreeable terms, changes in the scope or method of remediation of the Tankport property, the actual cost of the remediation of the Tankport property, the position taken by various governmental entities with respect to the claims for FBLET refunds, actual retirement experience of the Company's coal employees, black lung claims incidence, actual dependent information, coal industry turnover rates, actual medical and legal costs relating to benefits, inflation rates, interest rates, overall economic and business conditions, foreign currency exchange rates, the demand for the Company's products and services, the impact of initiatives to control costs and increase profitability, pricing and other competitive industry factors, fuel prices, new government regulations and legislative initiatives (particularly with respect to the insurance and airline industries and with respect to black lung benefits), issuance of permits, judicial decisions, variations in costs or expenses, changes in liabilities under and investment performance of the Company's noncontributory defined benefit plan, geological conditions, actual coal property reclamation costs, variations in the spot prices of coal and the ability of counterparties to perform.

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

We believe that the policies and procedures described above are appropriate and effective and enable us to meet our responsibility for the integrity of the Company's consolidated financial statements.

INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------

The Board of Directors and Shareholders
The Pittston Company

We have audited the accompanying consolidated balance sheets of The Pittston Company and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pittston Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for nonrefundable installation revenues and the related direct costs of acquiring new subscribers in 2000 as a result of the implementation of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."



/s/ KPMG LLP
------------------
KPMG LLP
Richmond, Virginia
January 30, 2002

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------


                                                                  December 31
(In millions, except per share amounts)                        2001      2000
-------------------------------------------------------------------------------
ASSETS

Current assets:
Cash and cash equivalents                                  $   86.7      97.8
Accounts receivable, (net of estimated uncollectible
  amounts: 2001 - $41.8; 2000 - $39.8)                        493.3     560.1
Prepaid expenses and other current assets                      57.5      57.8
Deferred income taxes                                         103.1      81.4
Discontinued operations                                        19.9      16.5
-------------------------------------------------------------------------------
Total current assets                                          760.5     813.6

Property and equipment, net                                   818.1     831.5
Goodwill, net                                                 224.8     233.0
Prepaid pension assets                                        109.0     118.4
Deferred income taxes                                         233.2     229.7
Other assets                                                  155.7     142.0
Discontinued operations                                        92.7     110.5
-------------------------------------------------------------------------------
Total assets                                             $  2,394.0   2,478.7
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings                                    $     27.8      51.0
Current maturities of long-term debt                           17.2      34.4
Accounts payable                                              256.6     316.0
Accrued liabilities                                           540.0     493.2
Discontinued operations                                         3.3       3.7
-------------------------------------------------------------------------------
Total current liabilities                                     844.9     898.3

Long-term debt                                                252.9     311.4
Postretirement benefits other than pensions                   399.6     401.1
Workers' compensation and other claims                         84.1      85.1
Deferred revenue                                              126.1     123.8
Deferred income taxes                                          20.7      16.7
Other liabilities                                             160.0     142.3
Discontinued operations                                        29.6      24.2
-------------------------------------------------------------------------------
Total liabilities                                           1,917.9   2,002.9

Commitments and contingent liabilities
 (Notes 6, 11, 12, 13, 15, 18 and 19)

Shareholders' equity:
  Preferred stock, par value $10 per share,
   $31.25 Series C Cumulative Convertible Preferred Stock
   Authorized: 0.161 shares; issued and outstanding:
   2001 and 2000 - 0.021 shares                                 0.2       0.2
  Common stock, par value $1 per share:
   Authorized: 100.0 shares
   Issued and outstanding: 2001 - 54.3 shares;
   2000 - 51.8 shares                                          54.3      51.8
  Capital in excess of par value                              400.1     348.8
  Retained earnings                                           193.3     182.6
  Accumulated other comprehensive loss                       (112.9)    (82.1)
  Employee benefits trust, at market value                    (58.9)    (25.5)
-------------------------------------------------------------------------------
Total shareholders' equity                                    476.1     475.8
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity               $  2,394.0   2,478.7
-------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------


                                                      Years Ended December 31
(In millions, except per share amounts)               2001     2000      1999
-------------------------------------------------------------------------------
Revenues                                         $ 3,624.2  3,834.1   3,709.7
-------------------------------------------------------------------------------
Expenses:
Operating expenses                                 3,090.6  3,264.2   3,065.7
Selling, general and administrative expenses         445.6    477.8     457.8
Restructuring charge                                  (0.2)    57.5         -
-------------------------------------------------------------------------------
  Total expenses                                   3,536.0  3,799.5   3,523.5
Other operating income, net                           22.4     13.1      10.4
-------------------------------------------------------------------------------
  Operating profit                                   110.6     47.7     196.6

Interest income                                        4.7      4.2       3.7
Interest expense                                     (32.4)   (43.4)    (38.2)
Minority interest                                     (6.9)    (3.7)     (1.0)
Other income (expense), net                           (2.8)    (0.2)      8.4
-------------------------------------------------------------------------------
  Income from continuing operations before
  income taxes and cumulative effect of change
  in accounting principle                             73.2      4.6     169.5
Provision for income taxes                            27.4      1.9      61.5
-------------------------------------------------------------------------------
  Income from continuing operations before
   cumulative effect of change in
   accounting principle                               45.8      2.7     108.0
-------------------------------------------------------------------------------

Discontinued operations, net of income taxes:
   Loss from operations, net of $14.2 (2000)
    and $48.7 (1999) income tax benefits                 -    (18.2)    (73.3)
   Estimated loss on disposition, net
    of $25.1 (2001) and $105.1 (2000)
    income tax benefits                              (29.2)  (189.1)        -
-------------------------------------------------------------------------------
  Loss from discontinued operations                  (29.2)  (207.3)    (73.3)
-------------------------------------------------------------------------------
  Income (loss) before cumulative effect of change
   in accounting principle                            16.6   (204.6)     34.7
Cumulative effect of change in accounting principle,
  net of $32.7 income tax benefit                        -    (52.0)        -
-------------------------------------------------------------------------------
  Net income (loss)                                   16.6   (256.6)     34.7

Preferred stock dividends, net                        (0.7)     0.8      17.6
-------------------------------------------------------------------------------
  Net income (loss) attributed to common shares  $    15.9   (255.8)     52.3
-------------------------------------------------------------------------------

Net income (loss) per common share (a):
Basic:
  Continuing operations                          $    0.88     0.07      2.55
  Discontinued operations                            (0.57)   (4.14)    (1.49)
  Cumulative effect of change in accounting principle    -    (1.04)        -
-------------------------------------------------------------------------------
                                                 $    0.31    (5.11)     1.06
-------------------------------------------------------------------------------
Diluted:
  Continuing operations                          $    0.88     0.05      2.19
  Discontinued operations                            (0.57)   (4.13)    (1.49)
  Cumulative effect of change in
   accounting principle                                  -    (1.04)        -
-------------------------------------------------------------------------------
                                                 $    0.31    (5.12)     0.70
-------------------------------------------------------------------------------

(a) Per share amounts for 1999 are pro forma after giving effect for the January 14, 2000 exchange of tracking stock shares previously outstanding for Pittston's Brink's Group Common Stock as more fully described in Notes to the Consolidated Financial Statements.

----------------------------------------------------------------------------


                                                 Year Ended December 31, 1999
                                                  Brink's     BAX    Minerals
                                                   Group     Group    Group
-----------------------------------------------------------------------------
Net income (loss) per common share for 1999:

Basic:
  Continuing operations (b)                     $  2.16      1.73     0.93
  Discontinued operations                             -         -    (8.26)
-----------------------------------------------------------------------------
                                                $  2.16      1.73    (7.33)
-----------------------------------------------------------------------------
Diluted:
  Continuing operations                         $  2.15      1.72    (0.98)
  Discontinued operations                             -         -    (7.63)
-----------------------------------------------------------------------------
                                                $  2.15      1.72    (8.61)
-----------------------------------------------------------------------------


                                                    Years Ended December 31
                                                              2000     1999
-----------------------------------------------------------------------------
                                                             Pro forma (c)
Pro forma for change in accounting principle:

Income from continuing operations                         $     2.7    103.2
Net income (loss)                                         $  (204.6)    29.8
Net income (loss) attributed to common shares             $  (203.8)    47.5

Net income (loss) per common share:
Basic:
  Continuing operations                                   $    0.07     2.46
  Net income (loss) attributed to common shares           $   (4.07)    0.97
-----------------------------------------------------------------------------
Diluted:
  Continuing operations                                   $    0.05     2.09
  Net income (loss) attributed to common shares           $   (4.08)    0.60
-----------------------------------------------------------------------------

(b) Minerals Group basic income from continuing operations includes $19.2 million ($2.15 per basic share of Minerals Group Stock) of the excess of carrying value of convertible preferred stock over the cash paid to holders for repurchase.

(c) Pro forma disclosure of earnings and earnings per share information gives effect to the 2000 change in accounting principle for the adoption of SAB 101 as if it had been in effect for all periods presented.

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
-------------------------------------------------------------------------------

                                                    Years Ended December 31
(In millions)                                       2001      2000     1999
-------------------------------------------------------------------------------
Net income (loss)                                $  16.6    (256.6)    34.7

Other comprehensive income (loss):
  Foreign currency:
    Translation adjustments                        (28.4)    (14.1)   (10.7)
    Reclassification adjustment
     for loss included in net income                 0.5         -        -
-------------------------------------------------------------------------------
    Foreign currency translation                   (27.9)    (14.1)   (10.7)
-------------------------------------------------------------------------------

  Marketable securities:
    Unrealized gains (losses) on
     marketable securities                           3.5      (0.1)     0.9
    Tax expense related to unrealized gains
     on marketable securities                       (1.2)        -     (0.3)
    Reclassification adjustment for gains
     realized in net income (loss)                  (4.0)     (0.3)    (0.6)
    Tax expense related to gains realized
     in net income (loss)                            1.4       0.1      0.2
-------------------------------------------------------------------------------
    Unrealized gains (losses) on securities,
     net of tax                                     (0.3)     (0.3)     0.2
-------------------------------------------------------------------------------

  Cash flow hedges:
    Deferred benefit (expense) on cash
     flow hedges                                     2.4      (8.0)    12.2
    Tax benefit (expense) related to deferred
     benefit (expense) on cash flow hedges          (1.0)      1.8     (3.6)
    Reclassification adjustment for cash flow
     hedge expense (benefits)
     realized in net income (loss)                   3.9      (7.7)    (4.2)
    Tax expense (benefit) related to cash flow
     hedge realized in net income (loss)            (1.4)      2.8      1.4
-------------------------------------------------------------------------------
    Deferred cash flow hedges, net of tax            3.9     (11.1)     5.8
-------------------------------------------------------------------------------

  Minimum pension liability adjustment:
    Adjustment to minimum pension liability
     in international subsidiary                    (9.9)        -        -
    Tax benefit related to minimum pension
     liability adjustment                            3.4         -        -
-------------------------------------------------------------------------------
    Minimum pension liability adjustment,
     net of tax                                     (6.5)        -        -
-------------------------------------------------------------------------------

Other comprehensive loss                           (30.8)    (25.5)    (4.7)
-------------------------------------------------------------------------------

Comprehensive income (loss)                     $  (14.2)   (282.1)    30.0
-------------------------------------------------------------------------------

Supplemental comprehensive income (loss)
 information, net of tax:
  Cumulative foreign currency translation
   loss adjustments                             $ (101.6)    (73.7)   (59.6)
  Cumulative unrealized gains (losses)
   on marketable securities                         (0.1)      0.2      0.5
  Cumulative deferred benefit (expense)
   on cash flow hedges                              (4.7)     (8.6)     2.5
  Cumulative minimum pension liability              (6.5)        -        -
-------------------------------------------------------------------------------
  Total accumulated other comprehensive loss    $ (112.9)    (82.1)   (56.6)
-------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
Years Ended December 31, 2001, 2000 and 1999


                                                         Capital              Accumulated
                                                        in Excess                Other      Employee
                                      Preferred Common   of Par    Retained  Comprehensive  Benefits
(In millions)                           Stock    Stock    Value    Earnings      Loss         Trust    Total
------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998 (a)  $   1.1     71.0     403.1      401.2       (51.9)       (88.5)   736.0

Net income                                 -        -         -       34.7           -            -     34.7
Other comprehensive loss                   -        -         -          -        (4.7)           -     (4.7)
Share repurchase program:
  Common stock                             -     (0.1)     (1.0)      (1.5)          -            -     (2.6)
  Preferred stock                       (0.8)       -     (39.3)      19.2           -            -    (20.9)
Employee benefits trust:
  Shares issued                            -      0.9       0.6          -           -         (1.5)       -
  Remeasurement                            -        -     (21.0)         -           -         21.0        -
  Shares used for employee
   benefit programs                        -        -      (1.3)         -           -         18.7     17.4
Common stock dividends (b)                 -        -         -       (8.7)          -            -     (8.7)
Preferred stock dividends                  -        -         -       (1.6)          -            -     (1.6)
Other                                      -        -      (0.1)       0.1           -            -        -
------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1999 (c)      0.3     71.8     341.0      443.4       (56.6)       (50.3)   749.6

Net loss                                   -        -         -     (256.6)          -            -   (256.6)
Other comprehensive loss                   -        -         -          -       (25.5)           -    (25.5)
Exchange of stock (d)                      -    (20.0)     20.2          -           -         (0.2)       -
Share repurchase program:
  Preferred stock                       (0.1)       -      (3.8)       1.7           -            -     (2.2)
Employee benefits trust:
  Remeasurement                            -        -      (8.3)         -           -          8.3        -
  Shares used for employee
   benefit programs                        -        -      (0.4)         -           -         16.7     16.3
Tax benefit of stock options exercised     -        -       0.1          -           -            -      0.1
Common stock dividends                     -        -         -       (5.0)          -            -     (5.0)
Preferred stock dividends                  -        -         -       (0.9)          -            -     (0.9)
------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2000          0.2     51.8     348.8      182.6       (82.1)       (25.5)   475.8

Net income                                 -        -         -       16.6           -            -     16.6
Other comprehensive loss                   -        -         -          -       (30.8)           -    (30.8)
Employee benefits trust:
  Shares issued                            -      2.5      51.6          -           -        (54.1)       -
  Remeasurement                            -        -       2.4          -           -         (2.4)       -
  Shares used for employee
   benefit programs                        -        -      (2.7)         -           -         23.1     20.4
Tax benefit of stock options exercised     -        -       0.1          -           -            -      0.1
Common stock dividends                     -        -         -       (5.1)          -            -     (5.1)
Preferred stock dividends                  -        -         -       (0.7)          -            -     (0.7)
Other                                      -        -      (0.1)      (0.1)          -            -     (0.2)
------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001      $   0.2     54.3     400.1      193.3      (112.9)       (58.9)   476.1
------------------------------------------------------------------------------------------------------------

(a) Includes Brink's Group Common Stock - 41.0 shares; BAX Group Common Stock -
20.8 shares and Minerals Group Common Stock - 9.2 shares.

(b) Includes $3.9 for Brink's Group, $4.6 for BAX Group and $0.2 for Minerals Group.

(c) Includes Brink's Group Common Stock - 40.9 shares; BAX Group Common Stock -
20.8 shares and Minerals Group Common Stock - 10.1 shares.

(d) On January 14, 2000, the Company eliminated its tracking stock capital structure by an exchange of all outstanding shares of Minerals Group Common Stock and BAX Group Common Stock for shares of Brink's Group Common Stock.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------


                                                        Years Ended December 31
(In millions)                                            2001      2000    1999
-------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                      $ 16.6    (256.6)   34.7
Adjustments to reconcile net income (loss)
to net cash provided by continuing operations:
  Estimated loss on disposition of discontinued
   operations, net of tax                                29.2     189.1       -
  Operating loss of discontinued operations,
   net of tax                                               -      18.2    73.3
  Cumulative effect of change in accounting
   principle, net of tax                                    -      52.0       -
  Noncash restructuring and other charges                   -      47.8       -
  Depreciation and amortization                         194.4     188.9   148.9
  Provision for aircraft heavy maintenance               32.4      40.2    50.2
  Deferred income taxes                                  (6.7)    (28.1)   12.8
  Provision for uncollectible accounts receivable        12.0      22.9    14.7
  Other operating, net                                   19.4      23.3     7.2
  Change in operating assets and liabilities,
   net of effects of acquisitions:
   Accounts receivable                                   41.8      40.5   (57.5)
   Prepaid expenses and other current assets              5.0      (4.5)    0.4
   Accounts payable and accrued liabilities             (21.3)     11.9    25.4
   Other assets                                         (14.7)    (27.3)   (6.5)
   Other liabilities                                      1.8      13.3     9.6
   Other, net                                            (1.1)      2.8      -
-------------------------------------------------------------------------------
Net cash provided by continuing operations              308.8     334.4   313.2
Net cash provided by discontinued operations              6.9      30.4    16.1
-------------------------------------------------------------------------------
  Net cash provided by operating activities             315.7     364.8   329.3
-------------------------------------------------------------------------------

Cash flows from investing activities:
Capital expenditures                                   (193.1)   (214.4) (268.9)
Aircraft heavy maintenance expenditures                 (15.5)    (50.5)  (52.9)
Proceeds from disposal of:
  Property and equipment                                  2.0       4.1     8.8
  Other assets and investments                            7.3         -     9.5
Acquisitions                                             (8.4)     (3.9)   (4.1)
Discontinued operations, net                            (11.1)     (7.4)  (10.5)
Other, net                                               (6.3)     (1.6)   (8.7)
-------------------------------------------------------------------------------
  Net cash used by investing activities                (225.1)   (273.7) (326.8)
-------------------------------------------------------------------------------

Cash flows from financing activities:
Long-term debt:
  Additions                                             107.7     332.0   193.8
  Repayments                                           (185.8)   (410.1) (122.0)
Short-term borrowings (repayments), net                 (23.0)    (39.2)    4.4
Repurchase of stock                                         -      (2.2)  (23.5)
Dividends                                                (5.4)     (5.6)   (9.8)
Other, net                                                4.8       0.6     1.9
-------------------------------------------------------------------------------
  Net cash provided (used) by financing activities     (101.7)   (124.5)   44.8
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents    (11.1)    (33.4)   47.3
Cash and cash equivalents at beginning of year           97.8     131.2    83.9
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $   86.7      97.8   131.2
-------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Pittston Company, a Virginia corporation, has three operating segments within its "Business and Security Services" businesses: Brink's, Incorporated ("Brink's"); Brink's Home Security, Inc. ("BHS"); and BAX Global Inc. ("BAX Global").

The fourth operating segment is Other Operations, which consists of gold, timber and natural gas operations. The Pittston Company also has a discontinued segment, Pittston Coal Operations ("Coal Operations"). The Pittston Company and its subsidiaries are referred to herein as the "Company."

The Company's common stock trades on the New York Stock Exchange under the symbol "PZB."

Prior to January 14, 2000, the Company had three classes of common stock, each designed to track a segment of the Company's businesses: Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock").

The Company eliminated its tracking stock capital structure on January 14, 2000 by exchanging all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). See Notes 3 and 20 for additional information concerning the Exchange.

Principles of Consolidation
The Consolidated Financial Statements reflect the accounts of the Company and its majority-owned subsidiaries. The Company's interest in 20% to 50% owned companies are accounted for using the equity method ("equity affiliates") unless control exists, in which case, consolidation accounting is used. Undistributed earnings of equity affiliates included in consolidated retained earnings approximated $34.1 million at December 31, 2001. All material intercompany items and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

Revenue Recognition
Brink's - Services related to armored car transportation, including ATM servicing, cash logistics, coin sorting and wrapping are performed in accordance with the terms of customer contracts. Revenue is recognized when services are performed.

BHS - Monitoring revenues are recognized monthly as services are provided pursuant to the terms of customer contracts. Amounts collected in advance from customers are deferred and recognized as income over the applicable monitoring period, which is generally one year or less. Beginning in 2000, nonrefundable installation revenues and a portion of the related direct costs of acquiring new subscribers (primarily sales commissions) are deferred and recognized over the estimated term of the subscriber relationship, which is generally 15 years. When an installation is identified for disconnection, any unamortized deferred revenues and deferred costs related to that installation are recognized at that time. Prior to 2000, BHS charged against earnings as incurred, all marketing and selling costs associated with obtaining new subscribers and recognized as revenue all nonrefundable payments received from such subscribers to the extent that costs exceeded such revenues.

BAX Global - Revenues related to transportation services are recognized, together with related transportation costs, on the date shipments physically depart from facilities en route to destination locations. Revenues and operating results determined under existing recognition policies do not materially differ from those which would result from an allocation of revenue between reporting periods based on relative transit times in each reporting period with expenses recognized as incurred.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

Property and Equipment
Property and equipment is accounted for at cost. Depreciation is calculated principally on the straight-line method.


Estimated Useful Lives                                                   Years
------------------------------------------------------------------------------
Buildings                                                             10 to 40
Home security systems                                                       15
Vehicles                                                               3 to 12
Other machinery and equipment                                          3 to 20
------------------------------------------------------------------------------

Expenditures for routine maintenance and repairs on property and equipment, including aircraft, are charged to expense, and the costs of renewals and betterments are capitalized. Major renewals, betterments and modifications on aircraft are capitalized and amortized over the lesser of the remaining life of the asset or lease term. Scheduled airframe and periodic engine overhaul costs are capitalized when incurred and amortized over the flying time to the next scheduled major maintenance or overhaul date, respectively.

BHS retains ownership of most home security systems installed at subscriber locations. Costs for those systems are capitalized and depreciated over the estimated lives of the assets. Each period, the Company charges to depreciation expense the carrying value of security systems estimated to be permanently disconnected based on historical reconnection experience.

Goodwill
Goodwill has been amortized through 2001 on a straight-line basis over the estimated periods benefited up to a maximum of 40 years.

Impairment of Long-Lived Assets
Long-lived assets that are deemed impaired are recorded at the lower of the carrying amount or fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company reviews long-lived assets, including fixed assets and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. To determine if impairment exists, the Company compares estimates of the future undiscounted net cash flows of the asset to its carrying value. For purposes of assessing impairment, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

Stock-Based Compensation
The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, since options are granted at the average market price of the stock at date of grant, the Company has not recognized any compensation expense related to its stock option plans for the years ended December 31, 2001, 2000 and 1999. Pro forma disclosures of net earnings and earnings per share calculated as if the fair value method of accounting provided for in SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied are presented in Note 14.

Postretirement Benefits Other Than Pensions
Postretirement benefits other than pensions, except for those established pursuant to the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires employers to accrue the cost of such retirement benefits during the employees' service with the Company and during the average remaining life expectancy for inactive participants. Postretirement benefit obligations established by the Health Benefit Act are recorded as a liability when they are probable and estimable in accordance with Emerging Issues Task Force ("EITF") No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992." Prior to the Company's formal plan to exit the coal business in December 2000, the Company recognized expense when payments were made, similar to the accounting for multi-employer plans, as provided in EITF 92-13.

Income Taxes
Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.

Foreign Currency Translation
The Company's Consolidated Financial Statements are reported in U.S. dollars. Assets and liabilities of foreign subsidiaries are translated using rates of exchange at the balance sheet date and related revenues and expenses are translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of shareholders' equity. Translation adjustments relating to subsidiaries in countries with highly inflationary economies are included in net income, along with all transaction gains and losses.

Derivative Instruments and Hedging Activities
Derivative instruments and hedging activities are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133, which was adopted in 1998 by the Company, requires that all derivative instruments be recorded in the Consolidated Balance Sheet at fair value. If the derivative has been designated as a cash flow hedge, changes in the fair value of derivatives are recognized in other comprehensive income until the hedged transaction is recognized in earnings.

Use of Estimates
In accordance with accounting principles generally accepted in the U.S., management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these Consolidated Financial Statements. Actual results could differ materially from those estimates.

Accounting Change - 2000
Pursuant to guidance issued in Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," by the Securities and Exchange Commission in December 1999, and a related interpretation issued in October 2000, BHS changed its method of accounting for nonrefundable installation revenues and a portion of the related direct costs of obtaining new subscribers (primarily sales commissions).

Under the new method, all of the nonrefundable installation revenues and a portion of the new installation costs deemed to be direct costs of subscriber acquisition are deferred and recognized in income over the estimated term of the subscriber relationship. Prior to 2000, BHS charged against earnings as incurred, all marketing and selling costs associated with obtaining new subscribers and recognized as revenue all nonrefundable payments received from such subscribers to the extent that costs exceeded such revenues.

The accounting change was implemented in 2000 and the Company reported a noncash, after-tax charge of $52.0 million ($84.7 million pretax), to reflect the cumulative effect of the accounting change on years prior to 2000. The pretax cumulative effect charge of $84.7 million comprised a net deferral of $121.1 million of revenues partially offset by $36.4 million of customer acquisition costs. The change in accounting principle decreased operating profit for 2000 by $2.3 million, reflecting a net decrease in revenues of $6.4 million and a net decrease in operating expenses of $4.1 million. Net income for 2000 was reduced by $1.4 million ($0.03 per diluted share). Of the $121.1 million of revenues deferred by the adoption of the new accounting principle at the beginning of 2000, $18.0 million was recognized as revenue in 2001 and $19.6 million was recognized as revenue in 2000.

Recent Accounting Pronouncements
SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued in June 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will be adopted in the first quarter of 2002 and, in accordance with the new standard, goodwill and intangible assets with indefinite useful lives will no longer be amortized, but will be tested for impairment at least annually. The Company's goodwill amortization in each of 2001 and 2000 was approximately $9.5 million ($0.12 per diluted share after-tax). During 2002, the Company will perform a transitional goodwill impairment test as of January 1, 2002 and will record any resulting impairment charges, if necessary, as the cumulative effect of an accounting change as of January 1, 2002. The impact of the implementation of this statement other than discontinuing goodwill amortization, if any, on the earnings and financial position of the Company will be evaluated during the first half of 2002.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001 and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it becomes an obligation, if a reasonable estimate of fair value can be made. The Company will adopt SFAS No. 143 in 2003. The Company is currently evaluating the effect that implementation of the new standard may have on its results of operations and financial position.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. This statement supersedes SFAS No. 121 and will provide a single accounting model for long-lived assets held-for-sale. SFAS No. 144 will also supersede the provisions of APB No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in the periods in which the losses are incurred (rather than as of the measurement date as required by APB No. 30). In addition, SFAS No. 144 expands the definition of asset dispositions that may qualify for discontinued operations treatment in the future. SFAS No. 144 is effective for new transactions entered into after adoption of this statement.

Note 2
SEGMENT INFORMATION

The Company conducts business in four different operating segments: Brink's, BHS, BAX Global (collectively "Business and Security Services") and Other Operations. These reportable segments are identified by the Company based on how resources are allocated and how operating decisions are made. Management evaluates performance and allocates resources based on operating profit or loss excluding corporate allocations.

Brink's operates in the U.S. as well as 53 international countries. Services offered by Brink's include contract-carrier armored car, ATM servicing, air courier (global services), coin wrapping and cash logistics.

BHS is engaged in the business of marketing, selling, installing, monitoring and servicing electronic security systems primarily in owner-occupied, single-family residences.

BAX Global is a worldwide transportation and supply chain management company offering multi-modal freight forwarding to business-to-business shippers through a global network. In North America, BAX Global provides overnight, second day and deferred freight delivery. Internationally, BAX Global is engaged in time-definite air and sea delivery, freight forwarding, supply chain management services and international customs brokerage. Worldwide, BAX Global specializes in developing supply chain management programs for companies wanting to quickly enter new markets or consolidate regional activity.

The Company has no single customer that represents more than 10% of its total revenue.

Other Operations consists of the Company's gold, timber and natural gas businesses. The Company's long-term plan is to ultimately exit these activities to focus resources on its core Business and Security Services segments.

Financial information for these segments is contained in the tables that follow.


                                                        Years Ended December 31
(In millions)                                            2001     2000     1999
-------------------------------------------------------------------------------
Revenues:
Business and Security Services:
Brink's                                            $  1,536.3  1,462.9  1,372.5
BHS                                                     257.6    238.1    228.7
BAX Global                                            1,790.1  2,097.6  2,083.4
-------------------------------------------------------------------------------
 Business and Security Services                       3,584.0  3,798.6  3,684.6
Other Operations                                         40.2     35.5     25.1
-------------------------------------------------------------------------------
Revenues                                           $  3,624.2  3,834.1  3,709.7
-------------------------------------------------------------------------------


                                                       Years Ended December 31
(In millions)                                            2001     2000    1999
-------------------------------------------------------------------------------
Operating profit (loss):
Business and Security Services:
Brink's (a)                                           $  92.0    108.5   103.5
BHS                                                      54.9     54.3    54.2
BAX Global (b)                                          (24.6)   (99.6)   61.5
------------------------------------------------------------------------------
 Business and Security Services                         122.3     63.2   219.2
Other Operations (c)                                      7.6      5.7     0.3
------------------------------------------------------------------------------
Segment operating profit                                129.9     68.9   219.5
General corporate expense                               (19.3)   (21.2)  (22.9)
------------------------------------------------------------------------------
Operating profit                                      $ 110.6     47.7   196.6
------------------------------------------------------------------------------

(a) Includes equity interest in net income of unconsolidated equity affiliates of $5.5 million in 2001, $4.3 million in 2000 and $4.6 million in 1999.

(b) 2000 includes restructuring charges of $57.5 million (see Note 17).

(c) Includes equity interest in net income (loss) of unconsolidated equity affiliates of ($0.6) million in 2001, $0.4 million in 2000 and ($0.3) million in 1999.


                                                       Years Ended December 31
(In millions)                                            2001     2000    1999
-------------------------------------------------------------------------------
Capital expenditures:
Business and Security Services:
Brink's                                               $  71.3     73.9    84.4
BHS                                                      81.3     74.5    80.6
BAX Global                                               33.1     60.1    94.5
------------------------------------------------------------------------------
 Business and Security Services                         185.7    208.5   259.5
Other Operations                                          7.2      5.1     9.3
General corporate                                         0.2      0.8     0.1
------------------------------------------------------------------------------
Capital expenditures                                  $ 193.1    214.4   268.9
------------------------------------------------------------------------------

Depreciation and amortization, excluding goodwill:
Business and Security Services:
Brink's:                                              $  60.1     58.2    51.0
BHS (a)                                                  70.6     62.1    49.9
BAX Global (b)                                           49.4     53.8    32.6
------------------------------------------------------------------------------
 Business and Security Services                         180.1    174.1   133.5
Other Operations                                          4.3      4.9     4.7
General corporate                                         0.5      0.4     0.9
------------------------------------------------------------------------------
                                                        184.9    179.4   139.1
------------------------------------------------------------------------------

Goodwill amortization:
Brink's                                                   2.1      2.0     2.0
BAX Global                                                7.4      7.5     7.8
------------------------------------------------------------------------------
                                                          9.5      9.5     9.8
------------------------------------------------------------------------------
Depreciation and amortization                         $ 194.4    188.9   148.9
------------------------------------------------------------------------------

(a) Includes amortization of deferred subscriber acquisition costs of $10.4 million in 2001 and $8.5 million in 2000.

(b) Excludes amortization of aircraft heavy maintenance expenditures.


                                                               December 31
(In millions)                                            2001     2000     1999
-------------------------------------------------------------------------------
Assets:
Business and Security Services:
Brink's (a)                                         $   738.0    719.1    686.3
BHS                                                     372.6    353.4    294.7
BAX Global                                              594.1    724.5    834.6
-------------------------------------------------------------------------------
 Business and Security Services                       1,704.7  1,797.0  1,815.6
Other Operations (b)                                     41.9     39.4     42.8
-------------------------------------------------------------------------------
Identifiable segment assets                           1,746.6  1,836.4  1,858.4
General corporate (c)                                   534.8    515.3    386.1
-------------------------------------------------------------------------------
Assets of continuing operations                       2,281.4  2,351.7  2,244.5
Discontinued operations                                 112.6    127.0    215.2
-------------------------------------------------------------------------------
Total assets (d)                                    $ 2,394.0  2,478.7  2,459.7
-------------------------------------------------------------------------------

(a) Includes investments in unconsolidated equity affiliates of $26.0 million, $22.1 million and $18.9 million in 2001, 2000 and 1999, respectively.

(b) Includes investments in unconsolidated equity affiliates of $3.4 million, $4.4 million and $7.1 million in 2001, 2000 and 1999, respectively.

(c) Primarily deferred tax assets, retained coal assets and cash and cash equivalents.

(d) Includes property and equipment, net located in the U.S. of $548.7 million, $553.2 million and $553.9 million as of December 31, 2001, 2000 and 1999, respectively. Property and equipment, net located outside the U.S. was $269.4 million, $278.3 million, $279.3 million as of December 31, 2001, 2000 and 1999, respectively.

All Company revenues are recorded in the country where the service is initiated/performed with the exception of BAX Global's expedited freight service where revenue is shared among the origin and destination countries. The Company's net assets in non-U.S. subsidiaries were $286.0 million and $248.4 million at December 31, 2001 and 2000, respectively.


                                                        Years Ended December 31
(In millions)                                            2001     2000     1999
-------------------------------------------------------------------------------
Revenue by region:
United States                                       $ 1,810.0  1,961.3  1,912.7
International                                         1,877.1  1,929.1  1,849.9
Eliminations                                            (62.9)   (56.3)   (52.9)
-------------------------------------------------------------------------------
Revenues                                            $ 3,624.2  3,834.1  3,709.7
-------------------------------------------------------------------------------

Operating profit (loss) by region:
United States (a)                                   $    43.4    (26.5)   124.2
International (a)                                        86.5     95.4     95.3
General corporate expense                               (19.3)   (21.2)   (22.9)
-------------------------------------------------------------------------------
Operating profit                                    $   110.6     47.7    196.6
-------------------------------------------------------------------------------

(a) 2000 includes restructuring charges of $54.6 million and $2.9 million in the U.S. and International, respectively, (see Note 17).

Note 3
CAPITAL STOCK

Common Stock
As discussed in Notes 1 and 20, on January 14, 2000, the Company eliminated its tracking stock capital structure by exchanging all outstanding shares of Minerals Stock and BAX Stock for 10.9 million shares of Brink's Stock. The holders of Minerals Stock received 0.0817 share of Brink's Stock for each share of their Minerals Stock; and holders of BAX Stock received 0.4848 share of Brink's Stock for each share of their BAX Stock. The exchange ratios were derived using a shareholder-approved formula that was based on the relative fair market values of each stock, as defined in the Company's Articles of Incorporation.

After January 14, 2000, Brink's Stock became the only outstanding class of common stock of the Company and is hereinafter referred to as "Pittston Common Stock."

Convertible Preferred Stock
The Company has 21,000 shares of its $31.25 Series C Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") outstanding. The Convertible Preferred Stock provides for an annual cumulative dividend of $31.25 per share and bears a liquidation preference of $500 per share. Subsequent to the Exchange, each share of the Convertible Preferred Stock is convertible at the option of the holder at an adjusted conversion price of $393.82 per share of Pittston Common Stock (equivalent to a conversion ratio of approximately 1.27 shares of Pittston Common Stock for each share of Convertible Preferred Stock) subject to adjustment in certain circumstances.

The Company, may at its option, redeem the Convertible Preferred Stock, in whole or in part, for cash at a price of $506.25 per share beginning February 1, 2002, $503.125 per share beginning February 1, 2003, and $500 per share beginning February 1, 2004, plus any accrued and unpaid dividends. Except under certain circumstances or as prescribed by Virginia law, shares of the Convertible Preferred Stock are nonvoting.

Other than the above shares, there are no other preferred shares outstanding. At December 31, 2001, the Company has authority to issue an additional 140,000 shares of Convertible Preferred Stock, par value $10 per share.

Repurchase Program
In May 2001, the Board approved a revised authority, which remains in effect, to purchase over time up to 1.0 million shares of Pittston Common Stock, and any or all of the issued and outstanding shares of the Convertible Preferred Stock with an aggregate purchase price limitation of $30 million for all such common and preferred share purchases. Such shares are to be purchased from time to time in the open market or in private transactions, as conditions warrant.

The Company purchased shares of Convertible Preferred Stock and Brink's Stock in the periods presented as follows:


(Dollars in millions,                                  Years Ended December 31
shares in thousands)                                     2001     2000    1999
------------------------------------------------------------------------------
Brink's Stock:
Shares                                                    N/A      N/A   100.0
Cash paid to repurchase                                   N/A      N/A     2.6

Convertible Preferred Stock:
Shares                                                      -      8.1    83.9
Cash paid to repurchase                                $    -      2.2    20.9
Excess carrying amount (a)                             $    -      1.7    19.2
----------------------------------------------------------------------------

(a) The excess of the carrying amount of the Convertible Preferred Stock over the cash paid to holders for repurchases made during the years is deducted from preferred dividends in the Company's Consolidated Statement of Operations.

Dividends
During 2001 and 2000, the Company paid dividends of $5.1 million and $5.0 million, respectively, on Pittston Common Stock. During 1999, the Company paid dividends of $3.9 million on Brink's Stock, $4.6 million on BAX Stock, and $0.2 million on Minerals Stock, respectively. In 2001, 2000 and 1999, dividends paid on the Convertible Preferred Stock amounted to $0.7 million, $0.9 million and $1.6 million, respectively.

In February 2002, the Board declared a cash dividend of $0.025 and $7.8125 per share on Pittston Common Stock and Convertible Preferred Stock, respectively, payable on March 1, 2002 to shareholders of record on February 15, 2002.

Series A Preferred Stock Rights Agreement
Under the Amended and Restated Rights Agreement dated as of January 14, 2000, as amended effective November 30, 2001, holders of Pittston Common Stock have rights to purchase a new Series A Participating Cumulative Preferred Stock (the "Series A Preferred Stock") of the Company at the rate of one right for each share of Pittston Common Stock. Each right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series A Preferred Stock at a purchase price of $60.00, subject to adjustment.

Each fractional share of Series A Preferred Stock will be entitled to participate in dividends and to vote on an equivalent basis with one whole share of Pittston Common Stock. Each right will not be exercisable until after a third party acquires more than 15% of the total voting rights of all outstanding Pittston Common Stock or on such date as may be designated by the Board after commencement of a tender offer or exchange offer by a third party for more than 15% of the total voting rights of all outstanding Pittston Common Stock.

If after the rights become exercisable, the Company is acquired in a merger or other business combination, each right will entitle the holder to purchase, for the purchase price, common stock of the surviving or acquiring company having a market value of twice the purchase price. In the event a third party acquires more than 15% of all outstanding Pittston Common Stock, the rights will entitle each holder to purchase, at the purchase price, that number of fractional shares of Series A Preferred Stock equivalent to the number of shares of common stock which at the time of the triggering event would have a market value of twice the purchase price. As an alternative to the purchase described in the previous sentence, the Board may elect to exchange the rights for other forms of consideration, including that number of shares of common stock obtained by dividing the purchase price by the market price of the common stock at the time of the exchange or for cash equal to the purchase price. The rights may be redeemed by the Company at a price of $0.01 per right and expire on September 25, 2007.

Employee Benefits Trust
The Pittston Company Employee Benefits Trust (the "Trust") holds shares of Pittston Common Stock to fund obligations under certain compensation and employee benefit programs that provide for the issuance of stock. In 2001, the Company issued an additional 2.5 million shares of Pittston Common Stock to the Trust. In 2000, the Trust exchanged its BAX Stock and Minerals Stock for 0.7 million shares of Pittston Common Stock in the Exchange. As of December 31, 2001 and 2000, 2.7 million and 1.3 million shares, respectively, of Pittston Common Stock were held by the Trust. The fair value of the shares owned by the Trust are accounted for as a reduction of shareholders' equity. The shares of the Pittston Common Stock will be voted by the trustee in the same proportion as those voted by the Company's employees participating in the Company's Savings Investment Plan.

Note 4
EARNINGS PER SHARE

The following is a reconciliation between the calculations of basic and diluted income from continuing operations per common share:


                                                        Years Ended December 31
(In millions)                                            2001     2000  1999(a)
-------------------------------------------------------------------------------
Numerator:
Income from continuing operations                     $  45.8      2.7    108.0
Preferred stock dividends                                (0.7)    (0.9)    (1.6)
Excess carrying amount (b)                                  -      1.7     19.2
-------------------------------------------------------------------------------
Basic income from continuing
  operations per share numerator                         45.1      3.5    125.6
Preferred stock dividends                                   -      0.9      1.6
Excess carrying amount (b)                                  -     (1.7)   (19.2)
-------------------------------------------------------------------------------
Diluted income from continuing
  operations per share numerator                       $ 45.1      2.7    108.0
-------------------------------------------------------------------------------

Denominator:
Basic weighted average
  common shares outstanding                              51.2     50.1     49.1
Effect of dilutive securities:
  Stock options                                           0.2        -      0.1
  Convertible Preferred Stock                               -        -      0.1
-------------------------------------------------------------------------------
Diluted weighted average
  common shares outstanding                              51.4     50.1     49.3
-------------------------------------------------------------------------------

(a) Shares are pro forma for the Exchange using rates described in Notes 3 and 20.

(b) See "Repurchase Program" in Note 3.

The shares of Pittston Common Stock held in the Pittston Company Employee Benefits Trust are excluded from the basic and diluted income from continuing operations per common share calculations. Shares held by the Trust that were excluded were 2.7 million and 1.3 million in 2001 and 2000, respectively and 2.3 million pro forma shares in 1999.

The Company excludes the effect of antidilutive securities from the computations of diluted income from continuing operations per common share. The equivalent weighted average shares of common stock that were excluded were 2.0 million and
2.8 million in 2001 and 2000, respectively and 2.2 million pro forma shares in 1999.

The following is a reconciliation between the calculations of basic and diluted income (loss) from continuing operations per share for the year ended December 31, 1999:


                                                     Brink's    BAX    Minerals
(In millions)                                         Group    Group    Group
-------------------------------------------------------------------------------
Numerator:
Income (loss) from continuing
  operations                                        $ 84.2     33.2     (9.4)
Preferred stock dividends                                -        -     (1.6)
Excess carrying amount (a)                               -        -     19.2
-------------------------------------------------------------------------------
Basic income from
  continuing operations per
  share numerator                                     84.2     33.2      8.2
Preferred stock dividends                                -        -      1.6
Excess carrying amount (a)                               -        -    (19.2)
-------------------------------------------------------------------------------
Diluted income (loss) from
  continuing operations
  per share numerator                               $ 84.2     33.2     (9.4)
-------------------------------------------------------------------------------

Denominator:
Basic weighted average common
  shares outstanding                                  39.1     19.2      8.9
Effect of dilutive securities:
  Stock options                                        0.1      0.1        -
  Convertible Preferred Stock                            -        -      0.7
-------------------------------------------------------------------------------
Diluted weighted average common
  shares outstanding                                  39.2     19.3      9.6
-------------------------------------------------------------------------------

(a) See "Repurchase Program" in Note 3.

For 1999, shares of Brink's Stock, BAX Stock and Minerals Stock held in the Trust are excluded from the basic and diluted income (loss) from continuing operations per common share calculations. Shares held by the Trust that were excluded in 1999 were 1.6 million, 1.4 million and 0.8 million shares for the Brink's Group, BAX Group and Minerals Group, respectively.

The Company excludes the effect of antidilutive securities from the computations of diluted income (loss) from continuing operations per common share. The equivalent weighted average shares of common stock that were excluded for 1999 were 1.2 million, 1.9 million and 0.6 million shares for the Brink's Group, BAX Group and Minerals Group, respectively.

Note 5
SUPPLEMENTAL CASH FLOW INFORMATION


                                                       Years Ended December 31
(In millions)                                            2001     2000    1999
-------------------------------------------------------------------------------
Cash payments for:
  Income taxes, net                                   $  20.1     28.2    38.9
  Interest                                               31.1     44.8    36.3
  Capitalized interest                                      -        -     1.4
-------------------------------------------------------------------------------

Cash payments for income taxes are net of the benefits of $6.7 million and $10.3 million for the years ended 2001 and 1999, respectively, related to the Company's discontinued coal operations.

Dividends distributed to employee benefit plans in the form of common stock were $0.4 million, $0.3 million and $0.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 6
PROPERTY AND EQUIPMENT


                                                                  December 31
(In millions)                                                    2001    2000
------------------------------------------------------------------------------
Land                                                         $   48.9    49.5
Buildings                                                       227.0   225.4
Vehicles                                                        145.6   146.5
Aircraft and related assets                                      85.5    82.1
Home security systems                                           455.9   387.5
Other machinery and equipment                                   537.1   503.6
------------------------------------------------------------------------------
                                                              1,500.0 1,394.6
Accumulated depreciation
  and amortization                                              681.9   563.1
------------------------------------------------------------------------------
Property and equipment, net                                  $  818.1   831.5
------------------------------------------------------------------------------

Depreciation of property and equipment aggregated $174.2 million in 2001, $170.9 million in 2000 and $138.5 million in 1999.

In 2000, $27.4 million of certain aircraft-related assets were written down to fair value pursuant to BAX Global's restructuring plan (see Note 17).

At December 31, 2001, the Company had noncancelable commitments to purchase $23.6 million of equipment, of which $15.5 million was for the Company's discontinued operations.

Note 7
GOODWILL

Goodwill is the excess of fair value over cost of net tangible and identifiable intangible assets of businesses acquired. Goodwill is net of accumulated amortization of $128.1 million and $120.4 million at December 31, 2001 and 2000, respectively. Amortization of goodwill aggregated $9.5 million in 2001 and 2000 and $9.8 million in 1999. With the adoption of SFAS No. 142, beginning on January 1, 2002, goodwill will no longer be amortized (see Note 1).

Note 8
ACCRUED LIABILITIES


                                                                  December 31
(In millions)                                                  2001        2000
-------------------------------------------------------------------------------
Payroll and other employee liabilities                     $  106.3       106.2
Workers' compensation and other claims                         42.1        35.6
Taxes                                                          89.9        82.0
Postretirement benefits other than pensions                    38.5        35.1
Aircraft maintenance                                           35.7        21.6
Accrued loss of discontinued operations                        46.0        41.7
Other                                                         181.5       171.0
-------------------------------------------------------------------------------
Accrued liabilities                                        $  540.0       493.2
-------------------------------------------------------------------------------

Note 9
OTHER LIABILITIES


                                                                  December 31
(In millions)                                                  2001        2000
-------------------------------------------------------------------------------
Liability for DTA (see Note 19)                             $  43.2        43.2
Black lung                                                     38.4        41.2
Minority interest                                              35.5        28.6
Pension                                                        22.9        16.5
Other                                                          20.0        12.8
-------------------------------------------------------------------------------
Other liabilities                                           $ 160.0       142.3
-------------------------------------------------------------------------------

Note 10
LONG-TERM DEBT


                                                                  December 31
(In millions)                                                  2001       2000
-------------------------------------------------------------------------------
Senior Notes:
  Series A, 7.84%, due 2005-2007                            $  55.0          -
  Series B, 8.02%, due 2008                                    20.0          -
-------------------------------------------------------------------------------
                                                               75.0          -
-------------------------------------------------------------------------------
Bank credit facilities:
U.S. Revolving Bank Credit Facility:
  One-year commitment, due 2001                                   -       59.8
  One-year commitment, due 2002                                   -          -
  Three-year commitment, due 2003                             136.2      185.0

Argentine revolving credit facility
  (year-end rate 12.44%)                                          -       15.0
French credit facilities (year-end
  weighted average rate
  5.28% in 2001 and 5.47% in 2000)                             14.4       17.3
Venezuelan term loan due
  2003 (year-end rate 31.20% in 2001
  and 27.59% in 2000)                                           6.6       11.4
Other (year-end weighted average
  rate 13.46% in 2001 and 6.41% in 2000)                       13.2       30.1
-------------------------------------------------------------------------------
                                                              170.4      318.6
-------------------------------------------------------------------------------
Capital leases (average rates:
  5.72% in 2001 and 7.09% in 2000)                             24.7       27.2
-------------------------------------------------------------------------------
Total long-term debt                                          270.1      345.8
Current maturities of long-term debt:
  Bank credit facilities                                       11.0       26.0
  Capital leases                                                6.2        8.4
-------------------------------------------------------------------------------
Total current maturities of long-term debt                     17.2       34.4
-------------------------------------------------------------------------------
Total long-term debt excluding
  current maturities                                        $ 252.9      311.4
-------------------------------------------------------------------------------

Minimum repayments of long-term debt for years 2003 through 2006 total $149.9 million, $8.7 million, $24.5 million and $24.2 million, respectively.

In January 2001, the Company completed a $75.0 million private placement of Senior Notes. The Notes comprise $55 million of 7.84% Senior Notes, Series A due 2005-2007 and $20 million of 8.02% Senior Notes, Series B due in 2008. Proceeds from the Notes were used to repay borrowings under the U.S. revolving bank credit facility. Interest on the

Notes is payable semiannually, and the Company is required to repay $18.3 million principal of the Series A Notes in each of January 2005, 2006 and 2007. The Company has the option to prepay all or a portion of the Notes prior to maturity with a prepayment penalty.

The Company has a $362.5 million credit agreement with a syndicate of banks under which it may borrow $185.0 million on a revolving basis over a three-year term ending October 2003 and up to $177.5 million on a revolving basis over a one-year term ending October 2002. At December 31, 2001, $226.3 million was available for borrowing under this facility. The Company has the option to borrow based on a Libor-based offshore rate, a base rate, or a competitive bid among the individual banks plus a margin determined by the Company's credit rating. The margin is 0.85% on the one-year commitment and 0.825% on the three-year commitment. The credit agreement provides for margin increases should the Company's credit rating be reduced, but does not accelerate payments. The applicable interest rate is increased by 0.125% during any period that amounts outstanding under the facility exceed $181.25 million. The Company also pays an annual facility fee of 0.15% on the one-year commitment and 0.175% on the three-year commitment.

The Company has two multi-currency revolving bank credit facilities that total $95.0 million in available credit line, of which $46.8 million was available at December 31, 2001 for additional borrowing. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts outstanding under these agreements are included in short-term borrowings.

The Company's Brink's, BHS, BAX Global and Coal Operations subsidiaries have guaranteed the U.S. bank credit facility and Notes. The U.S. revolving bank credit agreement, the agreement under which the Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants, among other things, limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. The Company was in compliance with all financial covenants at December 31, 2001. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated.

The Company entered into capital lease obligations of $7.5 million in 2001 and $7.0 million in 2000.

At December 31, 2001, the Company had undrawn unsecured letters of credit totaling $32.2 million. These letters of credit primarily support the Company's obligations under various self-insurance programs, credit facilities, and aircraft lease obligations.

Note 11
ACCOUNTS RECEIVABLE AND ASSET SECURITIZATION


                                                                 December 31
(In millions)                                                  2001      2000
------------------------------------------------------------------------------
Trade                                                      $  496.3     547.7
Other                                                          38.8      52.2
------------------------------------------------------------------------------
                                                              535.1     599.9
Estimated uncollectible amounts                                41.8      39.8
------------------------------------------------------------------------------
Accounts receivable, net                                   $  493.3     560.1
------------------------------------------------------------------------------

In December 2000, the Company entered into a five-year agreement to sell a revolving interest in BAX Global's U.S. domestic accounts receivable through a commercial paper conduit program. The primary purpose of the agreement was to obtain access to a lower cost source of funds.

Qualifying accounts receivable of BAX Global's U.S. operations are sold on a monthly basis, without recourse, to BAX Funding Corporation ("BAX Funding"), a wholly owned, consolidated special-purpose subsidiary of BAX Global. BAX Funding then sells an undivided interest in the entire pool of accounts receivable to a bank-sponsored conduit entity. The conduit issues commercial paper to finance the purchase of its interest in the receivables. Under the program, BAX Funding may sell up to a $90.0 million interest in the receivables pool to the conduit. During the term of the agreement, the conduit's interest in daily collections of accounts receivable is reinvested in newly originated receivables.

At the end of the five-year term, or in the event certain circumstances cause an early termination of the program, the daily reinvestment will be discontinued and collections will be used to pay down the conduit's interest in the receivables pool. Early termination of the program may occur if certain ratios, including ratios of delinquent and defaulted accounts, are exceeded. Early termination may also be triggered if other events occur as described in the agreement, including the acceleration of debt repayments of the Company's $362.5 million U.S. revolving bank credit facility.

The conduit has a priority collection interest in the entire pool of receivables and, as a result, BAX Funding has retained credit risk to the extent the pool exceeds the amount sold. BAX Funding pays the conduit a discount based on the conduit's borrowing cost plus incremental fees. BAX Global is the designated servicer of the receivables pool and is responsible for collections, reinvestment, and periodic reporting to the conduit. The Pittston Company has guaranteed the performance of BAX Global with respect to the agreement.

In December 2000, BAX Funding sold an $85.0 million revolving interest in the accounts receivable to the conduit. Proceeds from the sale were used to reduce borrowings. The transaction is accounted for as a sale of accounts receivable under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."


                                                                  December 31
(In millions)                                                  2001       2000
------------------------------------------------------------------------------
Accounts receivable purchased by BAX Funding:
Total pool                                                  $  81.8      124.3
Revolving interest sold to conduit                            (69.0)     (85.0)
------------------------------------------------------------------------------
Amount included in Consolidated
  Balance Sheets of the Company                             $  12.8       39.3
------------------------------------------------------------------------------

The fair value of the Company's retained interest in the receivables approximates carrying value. BAX Funding's retained interest is reported as accounts receivable in the Consolidated Balance Sheet. The discount and related expenses of $7.0 million in 2001 and $0.6 million in 2000 are reported as other income (expense) in the Consolidated Statement of Operations. The Company has not recorded a servicing asset or liability because it believes the servicing compensation BAX Global receives is representative of market rates and because the average servicing period for accounts receivable approximates one month.

Note 12
OPERATING LEASES

The Company and its subsidiaries lease facilities, aircraft, vehicles, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options. Information relating to capital leases is included in Note 10.


As of December 31, 2001, aggregate future minimum lease payments for continuing operations under operating leases were as follows:


                                                              Equipment
(In millions)                         Facilities   Aircraft   and Other   Total
-------------------------------------------------------------------------------
2002                                 $   74.8        15.2        33.4     123.4
2003                                     58.1        10.7        27.1      95.9
2004                                     44.3         4.6        21.1      70.0
2005                                     32.1         0.2        16.0      48.3
2006                                     25.5           -        11.9      37.4
Later Years                             125.4           -        16.2     141.6
-------------------------------------------------------------------------------
Total                                $  360.2        30.7       125.7     516.6
-------------------------------------------------------------------------------

The above table includes amounts due under noncancellable leases with initial or remaining lease terms in excess of one year and under certain vehicle leases with remaining lease terms of less than one year, where the Company has the option and expects to continue to renew the leases.

Net rent expense amounted to $142.3 million in 2001, $146.9 million in 2000 and $145.4 million in 1999.

The Company has leases on four facilities under each of which it has the option to either renew the lease, purchase the facility at original cost, or pay a guaranteed residual. At December 31, 2001, the maximum guaranteed residuals on these four leases totaled $16.1 million.

At December 31, 2001, the Company had contractual commitments with third parties to provide aircraft usage and services to BAX Global, which expire in 2002 through 2004. The fixed and determinable portion of the obligations under these agreements aggregate approximately $41.2 million in 2002, $27.6 million in 2003 and $6.6 million in 2004.

Note 13
EMPLOYEE BENEFITS

The employee benefit plans and other liabilities described below cover employees and retirees of both continuing and discontinued operations of the Company. Accordingly, a portion of these benefit expenses have been included in the results of discontinued operations for the years presented.

Pension Plans
The Company has noncontributory defined benefit pension plans covering substantially all U.S. nonunion employees who meet certain minimum requirements. The Company also has other contributory and noncontributory defined benefit plans for eligible non-U.S. employees. Benefits under most of the plans are based on salary (including commissions, bonuses, overtime and premium pay) and years of service. The Company's policy is to fund at least the minimum actuarially determined amounts necessary in accordance with applicable regulations.

The net pension expense (excluding curtailment gain) for 2001, 2000 and 1999 for all plans is as follows:


                                                       Years Ended December 31
                                                         2001     2000    1999
-------------------------------------------------------------------------------
Service cost                                          $  26.0     23.6    24.4
Interest cost on Projected Benefit
  Obligation ("PBO")                                     38.5     35.0    32.5
Return on assets-expected                               (58.6)   (55.3)  (48.9)
Other amortization, net                                   0.5     (0.3)    2.8
-------------------------------------------------------------------------------
Net pension expense                                   $   6.4      3.0    10.8
-------------------------------------------------------------------------------

Pursuant to its formal plan to exit the coal business, the Company recorded a curtailment gain during 2000 of $4.4 million comprising a $5.8 million reduction in PBO, partially offset by reductions in unrecognized experience losses and prior service costs.

The Company's U.S. defined benefit pension plans represent 84% of PBO and 83% of plan assets at December 31, 2001. The assumptions used in determining the net pension expense and funded status for the Company's U.S. pension plans were as follows:


                                                         2001     2000    1999
------------------------------------------------------------------------------
Discount rate-Expense                                    7.5%     7.5%    7.0%
Discount rate-Funded status                             7.25%     7.5%    7.5%
Expected long-term rate of return on assets
(Expense and funded status)                             10.0%    10.0%   10.0%
Average rate of increase in salaries
(Expense and funded status) (a)                          4.0%     4.0%    4.0%
------------------------------------------------------------------------------

(a) For 2000 and 2001, salary scale assumptions vary by age and industry and approximate 4% per annum.

Reconciliations of the PBO, plan assets, funded status and prepaid pension expense at December 31, 2001 and 2000 for all of the Company's pension plans are as follows:


                                                                   December 31
                                                                  2001    2000
-------------------------------------------------------------------------------
PBO at beginning of year                                      $  527.5   474.8
Service cost                                                      26.0    23.6
Interest cost                                                     38.5    35.0
Curtailment gain                                                     -    (5.8)
Plan participants' contributions                                   1.0     0.5
Benefits paid                                                    (24.0)  (25.1)
Actuarial loss                                                    30.5    28.9
Plan amendments                                                      -     0.7
Foreign currency exchange rate changes                            (4.5)   (5.1)
-------------------------------------------------------------------------------
PBO at end of year                                             $ 595.0   527.5
-------------------------------------------------------------------------------

Fair value of plan assets at beginning
  of year                                                      $ 621.3   660.5
Return on assets - actual                                        (40.9)  (11.0)
Plan participants' contributions                                   1.0     0.5
Employer contributions                                             2.3     2.4
Benefits paid                                                    (24.0)  (25.1)
Foreign currency exchange rate changes                            (5.4)   (6.0)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year                       $ 554.3   621.3
-------------------------------------------------------------------------------

Funded status                                                  $ (40.7)   93.8
Unrecognized experience loss                                     135.3     4.7
Unrecognized prior service cost                                    1.7     2.0
Other                                                             (0.5)    0.5
-------------------------------------------------------------------------------
Net pension assets                                                95.8   101.0
-------------------------------------------------------------------------------
Current pension liabilities                                        0.2     0.9
Noncurrent pension liabilities                                    22.9    16.5
Adjustment to minimum pension liability
  for international subsidiary                                    (9.9)      -
-------------------------------------------------------------------------------
Prepaid pension assets                                         $ 109.0   118.4
-------------------------------------------------------------------------------

Selected information for the Company plans that have PBOs greater than plan assets are aggregated below.


                                                                   December 31
                                                                  2001    2000
-------------------------------------------------------------------------------
Projected benefit obligations                                  $ 555.0    28.3
Accumulated benefit obligations                                  489.4    22.8
Fair value of plan assets                                        498.9     9.4
-------------------------------------------------------------------------------

Expense included in continuing operations in 2001, 2000 and 1999 for other multi-employer pension plans was $1.2 million, $0.9 million and $0.8 million, respectively.

Savings Plans
The Company sponsors a 401(k) Savings-Investment Plan to assist eligible U.S. employees in providing for retirement. Employee contributions are matched at rates of between 50% to 100% up to 5% of compensation (subject to certain limitations). Contribution expense in continuing operations under the plan aggregated $9.8 million in 2001, $8.4 million in 2000 and $7.8 million in 1999. Contribution expense included in discontinued operations was $0.7 million in 2001 and 2000 and $0.9 million in 1999.

The Company sponsors other defined contribution benefit plans based on hours worked or other measurable factors. Contributions under all of these plans aggregated $3.2 million in 2001, $2.8 million in 2000 and $1.5 million in 1999.

Postretirement Benefits Other Than Pensions
The Company provides certain postretirement health care and life insurance benefits for eligible active and retired employees in the U.S. and Canada (the "Company-sponsored plans"). The Company also provides benefits to certain eligible Coal Operation employees and others as required by the Health Benefit Act, discussed below. Pursuant to its plan to exit the coal business, the Company recorded an undiscounted liability in 2000 to reflect the estimated retiree medical costs associated with the Health Benefit Act. Liabilities at December 31, 2001 and 2000 recorded on the Company's balance sheet are as follows:


                                                                   December 31
                                                                  2001    2000
-------------------------------------------------------------------------------
Company-sponsored plans                                       $  278.2   274.5
Health Benefit Act                                               159.9   161.7
-------------------------------------------------------------------------------
                                                                 438.1   436.2
Current                                                           38.5    35.1
-------------------------------------------------------------------------------
Noncurrent                                                    $  399.6   401.1
-------------------------------------------------------------------------------

Company-Sponsored Plans
For the years 2001, 2000 and 1999, the components of net periodic postretirement costs (excluding curtailment loss) related to Company-sponsored plans for these postretirement benefits were as follows:


                                                               December 31
                                                         2001     2000    1999
-------------------------------------------------------------------------------
Service cost                                           $  0.9      0.8     1.4
Interest cost on Accumulated
  Postretirement Benefit Obligation
  ("APBO")                                               26.4     23.8    23.1
Amortization of losses                                    3.7      3.6     5.1
-------------------------------------------------------------------------------
Net periodic postretirement costs                      $ 31.0     28.2    29.6
-------------------------------------------------------------------------------

Pursuant to its formal plan to exit the coal business, the Company recorded a curtailment loss during 2000 of $6.0 million.

Reconciliations of the APBO, funded status and accrued postretirement benefit cost for Company-sponsored plans at December 31, 2001 and 2000 are as follows:


                                                                   December 31
                                                                  2001    2000
-------------------------------------------------------------------------------
APBO at beginning of year                                     $  376.4   335.2
Service cost                                                       0.9     0.8
Interest cost                                                     26.4    23.8
Benefits paid                                                    (27.3)  (24.5)
Actuarial loss, net                                               87.5    35.1
Curtailment loss                                                     -     6.0
-------------------------------------------------------------------------------
APBO and funded status at end of year (a)                        463.9   376.4
Unrecognized experience loss                                    (185.7) (101.9)
-------------------------------------------------------------------------------
Accrued postretirement benefit cost at end of year            $  278.2   274.5
-------------------------------------------------------------------------------

(a) Currently unfunded.

At December 31, 2001, approximately 98% of the APBO related to Coal Operations. The APBO was determined using the unit credit method and an assumed discount rate of 7.25% in 2001 and 7.5% in 2000. For Company-sponsored plans, the assumed health care cost trend rate used in 2001 was 10% for 2002, declining 1% per year to 5% in 2007 and thereafter; and in 2000 was 5% for all retirees. The assumed Medicare cost trend rate used in 2001 and 2000 was 5%.

A one percentage point increase (decrease) each year in the assumed health care cost trend rate used for 2001 would increase (decrease) the aggregate service and interest components of expense for 2001, and increase (decrease) the APBO of Company-sponsored plans at December 31, 2001 as follows:


                                                         Effect of 1% Change in
                                                        Health Care Trend Rates
                                                        -----------------------
(In millions)                                            Increase     Decrease
----------------------------------------------------------------------------
Higher (lower):
Service and interest cost in 2001                       $  3.7         (3.1)
APBO at December 31, 2001                                 54.3        (45.6)
----------------------------------------------------------------------------

Health Benefit Act
In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund to which "signatory operators" and "related persons", including The Pittston Company and certain of its subsidiaries (collectively, the "Pittston Companies"), are jointly and severally liable to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries who never worked for such employers ("unassigned beneficiaries") including in the Company's case, the Pittston Companies, in amounts determined on the basis set forth in the Health Benefit Act. In October 1993 and at various times in subsequent years, the Pittston Companies have received notices from the Social Security Administration (the "SSA") with regard to the assigned beneficiaries for which the Pittston Companies are responsible under the Health Benefit Act. In addition, the Health Benefit Act requires the Pittston Companies to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries. At this time, the funding for such health benefits is being provided from another source; the statutory authorization to obtain such funds is currently expected to cease by 2005. In the determination of the Pittston Companies' ultimate obligation under the Health Benefit Act, such funding has been taken into consideration.

Prior to December 31, 2000, the Company accounted for its obligations under the Health Benefit Act as a participant in a multi-employer benefit plan and thus, recognized the annual cost of these obligations on a pay-as-you-go basis. For 2001, 2000 and 1999, cash payments for such amounts were approximately $9.7 million, $9.0 million and $10.4 million, respectively. Pursuant to its formal plan to exit the coal business, the Company recorded its estimated undiscounted liability relating to such obligations at December 31, 2000 as a $161.7 million charge to the net loss from discontinued operations. The obligations at December 31, 2001 were $159.9 million. Such obligations, if discounted at 7.25% would provide a present value estimate of approximately $80 to $85 million. The Company currently estimates that the annual cash funding under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue at about the same annual level for the next several years and should begin to decline thereafter as the number of such assigned beneficiaries decreases.

In addition, under the Health Benefit Act, the Pittston Companies are jointly and severally liable for certain postretirement health benefits under the Company-sponsored plans discussed above. The Company's accumulated postretirement benefit obligation for such benefits is estimated to be approximately $380 million as of December 31, 2001.

The ultimate costs that will be incurred by the Company under the Health Benefit Act and its postretirement medical plans could be significantly affected by, among other things, the rate of inflation for medical costs, changes in the number of beneficiaries, governmental funding arrangements and such federal health benefit legislation of general application as may be enacted.

Pneumoconiosis (Black Lung) Expense


                                                                   December 31
(In millions)                                                     2001    2000
-------------------------------------------------------------------------------
Actuarial present value of
  self-insured black lung benefits                            $   58.7    53.6
Unrecognized loss                                                (13.3)   (6.1)
-------------------------------------------------------------------------------
Accumulated book reserves                                     $   45.4    47.5
-------------------------------------------------------------------------------

The Company acts as self-insurer with respect to almost all black lung benefits. Provision is made for estimated benefits based on annual reports prepared by independent actuaries. Unamortized losses, representing the excess of the present value of expected future benefits over the accumulated book reserves, are amortized over the average remaining life expectancy of participants (approximately 10 years). The U.S. Department of Labor issued new regulations that are intended to expand entitlement provisions and that may have the effect of limiting an employer's ability to rebut claims. The new regulation is being disputed by companies in the coal industry. Due to the dispute and to the Company's judgment that any additional amounts owed are not estimable, the Company has not included any additional amounts related to the new regulations in the actuarial present value of self-insured black lung benefits. Prior to December 31, 2000, assumptions used in the calculation of the actuarial present value of black lung benefits were based on actual retirement experience of the Company's coal employees, black lung claims incidence, actual dependent information, industry turnover rates, actual medical and legal cost experience and projected inflation rates. As of December 31, 2000, certain assumptions were modified to reflect the planned sale of Coal Operations. The amount of expense incurred for annual black lung benefits was $5.2 million for 2001, $5.3 million for 2000 and $5.1 million for 1999.

VEBA
The Company has established a Voluntary Employees' Beneficiary Association ("VEBA") which is intended to tax efficiently fund certain retiree medical liabilities primarily for retired coal miners and their dependents. The VEBA may receive partial funding from the proceeds of the planned sale of the Company's coal business as well as other sources over time. The Company contributed $15.0 million to the VEBA in December 1999. As of December 31, 2001, the balance in the VEBA was $16.6 million and was included in other noncurrent assets.

Note 14
STOCK-BASED COMPENSATION PLANS

The Company has stock and incentive plans related to employees which allow for stock options, performance unit awards, stock appreciation rights and stock awards.

Stock Option Plans
The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than the average quoted market value at the date of grant. All grants under the 1988 Plan made in 2001, 2000 and 1999 have a maximum term of six years and substantially all of these grants either vest over three years from the date of grant or vest 100% at the end of the third year. The Non-Employee Plan options are granted with a maximum term of ten years vesting in full at the end of six months. There are 1.8 million shares underlying options for both plans that are authorized, but not yet granted.

As of January 14, 2000, with the elimination of the Company's tracking stock capital structure, the 1988 Plan and Non-Employee Plan were amended to provide that all future grants would be made solely in Pittston Common Stock and that all outstanding options related to BAX Stock and Minerals Stock would be converted into options to purchase Pittston Common Stock. On January 14, 2000, options to purchase a total of 2.0 million shares of BAX Stock and 0.6 million shares of Minerals Stock were converted into options to purchase 1.0 million shares of Pittston Common Stock.

The table below summarizes the activity in all plans for options of Pittston Common Stock for 2001, 2000 and 1999.

                                                                     Aggregate
                                                                      Exercise
                                                            Shares     Price
------------------------------------------------------------------------------
Pittston Common Stock options:
Outstanding at December 31, 1998                             1.9      $ 49.2
Granted                                                      0.4        11.5
Exercised                                                   (0.1)       (2.4)
Forfeited or expired                                        (0.4)       (8.8)
------------------------------------------------------------------------------
Outstanding at December 31, 1999                             1.8        49.5
BAX Stock options converted in the Exchange                  1.0        30.7
Minerals Stock options converted in
  the Exchange                                                 -         4.5
Granted                                                      1.1        16.1
Exercised                                                   (0.1)       (0.6)
Forfeited or expired                                        (0.4)      (11.4)
------------------------------------------------------------------------------
Outstanding at December 31, 2000                             3.4        88.8
------------------------------------------------------------------------------
Granted                                                      1.2        24.9
Exercised                                                   (0.3)       (5.0)
Forfeited or expired                                        (0.6)      (19.7)
------------------------------------------------------------------------------
Outstanding at December 31, 2001                             3.7      $ 89.0
------------------------------------------------------------------------------

The table below summarizes the activity in all plans for options of BAX Stock and Minerals Stock prior to the Exchange.


                                                                     Aggregate
                                                                      Exercise
                                                            Shares     Price
------------------------------------------------------------------------------
BAX Group Stock options:
Outstanding at December 31, 1998                             2.1      $ 36.1
Granted                                                      0.5         4.8
Exercised                                                      -        (0.2)
Forfeited or expired                                        (0.6)      (10.0)
------------------------------------------------------------------------------
Outstanding at December 31, 1999                             2.0        30.7
Converted in the Exchange                                   (2.0)      (30.7)
------------------------------------------------------------------------------
Outstanding at December 31, 2000 and 2001                      -      $    -
------------------------------------------------------------------------------

Minerals Group Stock options:
Outstanding at December 31, 1998                             0.6      $  8.9
Granted                                                      0.2         0.3
Forfeited or expired                                        (0.2)       (4.7)
------------------------------------------------------------------------------
Outstanding at December 31, 1999                             0.6         4.5
Converted in the Exchange                                   (0.6)       (4.5)
------------------------------------------------------------------------------
Outstanding at December 31, 2000 and 2001                      -      $    -
------------------------------------------------------------------------------

Options exercisable at the end of 2001, 2000 and 1999 for Pittston Common Stock were 1.7 million, 1.9 million and 0.9 million, respectively. Options exercisable at the end of 1999 for BAX Stock were 1.0 million; and for Minerals Stock were
0.3 million.

The following table summarizes information about stock options outstanding as of December 31, 2001.


                                  Stock Options               Stock Options
                                    Outstanding                 Exercisable
                              -------------------------   -----------------
                                      Weighted
                                       Average
                                     Remaining  Weighted           Weighted
                                   Contractual   Average            Average
Range of                                  Life  Exercise           Exercise
Exercise Prices                Shares   (Years)    Price   Shares     Price
----------------------------------------------------------------------------
Pittston Common Stock
$10.55 to 19.76                 1.3       4.5    $ 15.98     0.3   $  15.69
  20.05 to 25.57                1.2       4.6      22.13     0.3      23.79
  26.69 to 30.60                0.4       3.8      27.24     0.3      27.35
  31.21 to 35.19                0.3       1.5      31.60     0.3      31.60
  37.01 to 40.86                0.4       2.2      38.09     0.4      38.09
  43.59 to 315.06               0.1       1.6      56.52     0.1      56.52
----------------------------------------------------------------------------
Total                           3.7                         1.7
----------------------------------------------------------------------------

Employee Stock Purchase Plan
Under the 1994 Employee Stock Purchase Plan (the "ESPP"), as amended, the Company is authorized to issue up to 1.0 million shares of Pittston Common Stock (of which 0.6 million shares had been issued as of December 31, 2001) to its employees who have at least six months of service, complete minimum annual work requirements and contribute to the ESPP. Under the terms of the ESPP, employees may elect each six-month period (beginning January 1 and July 1), to have up to 10 percent of their annual earnings up to an annual limit of $12,750 withheld to purchase Company common stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market price. Under the ESPP, the Company sold 0.1 million shares of Pittston Common Stock to employees during each of 2001, 2000 and 1999 and sold 0.1 million shares of BAX Stock, and 0.2 million shares of Minerals Stock, to employees during 1999.

Pro forma Disclosures
The Company's method of accounting for stock-based compensation plans is discussed in Note 1. Had compensation costs for the Company's plans been determined based on the fair value of awards at the grant dates, consistent with the optional recognition requirement of SFAS No. 123, "Accounting for Stock Based Compensation," net income and net income per share would approximate the pro forma amounts indicated below:


(In millions, except                                   Years Ended December 31
per share amounts)                                     2001     2000   1999 (a)
-------------------------------------------------------------------------------
Net income (loss) attributed
  to common shares
  As Reported                                        $ 15.9   (255.8)     52.3
  Pro Forma                                            10.9   (260.2)     47.2
Net income (loss) per common share
  Basic, As Reported                                 $ 0.31    (5.11)     1.06
  Basic, Pro Forma                                     0.21    (5.21)     0.96
  Diluted, As Reported                                 0.31    (5.12)     0.70
  Diluted, Pro Forma                                   0.21    (5.21)     0.60
-------------------------------------------------------------------------------

(a) Pro forma for the Exchange (see Note 20).


                                                   Year Ended December 31, 1999
(In millions, except                                   Brink's    BAX  Minerals
per share amounts)                                      Group    Group   Group
-------------------------------------------------------------------------------
Net income (loss) attributed
  to common shares
  As Reported                                            84.2     33.2  (65.1)
  Pro Forma                                              81.2     31.3  (65.3)
Net income (loss) per common share
  Basic, As Reported                                     2.16     1.73  (7.33)
  Basic, Pro Forma                                       2.08     1.63  (7.35)
  Diluted, As Reported                                   2.15     1.72  (8.61)
  Diluted, Pro Forma                                     2.07     1.63  (8.63)
-------------------------------------------------------------------------------

The fair value of each stock option grant used to compute pro forma net income and net income per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model. The weighted-average assumptions used in the model are as follows:


                                                         2001     2000    1999
-------------------------------------------------------------------------------
Expected dividend yield:
  Pittston Common Stock                                  0.5%     0.4%    0.3%
  BAX Stock                                               N/A      N/A    1.7%
  Minerals Stock                                          N/A      N/A    4.3%
Expected volatility:
  Pittston Common Stock                                   38%      31%     32%
  BAX Stock                                               N/A      N/A     64%
  Minerals Stock                                          N/A      N/A     44%
Risk-Free interest rate:
  Pittston Common Stock                                  4.8%     6.0%    6.0%
  BAX Stock                                               N/A      N/A    6.0%
  Minerals Stock                                          N/A      N/A    6.0%
Expected term (in years):
  Pittston Common Stock                                   4.6      4.5     4.3
  BAX Stock                                               N/A      N/A     4.4
  Minerals Stock                                          N/A      N/A     2.8
-------------------------------------------------------------------------------

Using these assumptions in the Black-Scholes model, the weighted-average fair value of options granted during 2001, 2000 and 1999 for the Pittston Common Stock is $9.6 million, $5.5 million and $3.9 million, respectively. The weighted-average fair value of options granted during 1999 for the BAX Stock is $2.5 million and for the Minerals Stock is $0.1 million.

Under SFAS No. 123, compensation expense is also recognized for the fair value of employee stock purchase rights. Because the Company settles its employee stock purchase rights under the ESPP at the end of each six-month offering period, the fair value of these purchase rights was calculated using actual market settlement data. The weighted-average fair value of the stock purchase rights granted in 2001, 2000 and 1999 was $0.4 million, $0.5 million and $0.2 million for Pittston Common Stock, respectively, and was $0.1 million for BAX Stock, and less than $0.1 million for Minerals Stock, in 1999.

Note 15
INCOME TAXES

The provision (benefit) for income taxes from continuing operations consists of the following:


(In millions)                          U.S. Federal   Foreign    State    Total
-------------------------------------------------------------------------------
2001:
Current                                  $   6.7        23.9      3.5     34.1
Deferred                                     3.3        (5.9)    (4.1)    (6.7)
-------------------------------------------------------------------------------
Total                                    $  10.0        18.0     (0.6)    27.4
-------------------------------------------------------------------------------
2000:
Current                                  $   0.6        25.7      3.7     30.0
Deferred                                   (14.2)       (8.9)    (5.0)   (28.1)
-------------------------------------------------------------------------------
Total                                    $ (13.6)       16.8     (1.3)     1.9
-------------------------------------------------------------------------------
1999:
Current                                  $  16.4        28.8       3.5    48.7
Deferred                                    23.0       (11.7)      1.5    12.8
-------------------------------------------------------------------------------
Total                                    $  39.4        17.1       5.0    61.5
-------------------------------------------------------------------------------

The significant components of the deferred tax expense (benefit) from continuing operations were as follows:


                                                       Years Ended December 31
(In millions)                                            2001     2000    1999
-------------------------------------------------------------------------------
Net operating loss carryforwards                       $  5.2    (24.1)   (7.7)
Alternative minimum tax credits                           4.2     (8.2)   (2.7)
Change in the valuation allowance
  for deferred tax assets                                 1.3      1.8     1.5
Other deferred tax expense (benefit)                    (17.4)     2.4    21.7
-------------------------------------------------------------------------------
Total                                                  $ (6.7)   (28.1)   12.8
-------------------------------------------------------------------------------

The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

The components of the net deferred tax asset are as follows:


                                                                   December 31
(In millions)                                                     2001    2000
------------------------------------------------------------------------------
Deferred tax assets:
Accounts receivable                                            $  11.2     9.6
Postretirement benefits other than pensions                      154.8   159.1
Workers' compensation and other claims                            41.2    37.8
Other assets and liabilities                                     121.6   107.5
Estimated loss on coal assets                                     60.8    49.8
Net operating loss carryforwards                                  52.0    67.3
Alternative minimum tax credits                                   40.1    44.3
Deferred revenue                                                  55.4    54.0
Valuation allowance                                              (10.3)   (9.0)
------------------------------------------------------------------------------
Total deferred tax assets                                        526.8   520.4
------------------------------------------------------------------------------
Deferred tax liabilities:
Property and equipment                                            99.4   109.9
Prepaid assets                                                    26.4    22.4
Prepaid pension assets                                            32.4    40.0
Other assets                                                      17.7    13.3
Investments in foreign affiliates                                  6.0     6.0
Miscellaneous                                                     29.3    34.4
------------------------------------------------------------------------------
Total deferred tax liabilities                                   211.2   226.0
------------------------------------------------------------------------------
Net deferred tax asset (a)                                    $  315.6   294.4
------------------------------------------------------------------------------

(a) Deferred tax assets and liabilities related to discontinued operations, which the Company expects to retain, are reflected in the above table.

The valuation allowance relates to deferred tax assets in certain foreign jurisdictions. Based on the Company's historical and expected future taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, net of the valuation allowance, at December 31, 2001.

The following table accounts for the difference between the actual tax provision from continuing operations and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% in 2001, 2000 and 1999 to the income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle. As a result of Coal Operations being reported under discontinued operations, the tax benefits of percentage depletion are no longer reflected in the effective tax rate of continuing operations.


                                                       Years Ended December 31
(In millions)                                            2001     2000    1999
-------------------------------------------------------------------------------
Income (loss) from continuing operations
 before income taxes and accounting change:
United States                                          $  3.2    (65.1)  109.2
Foreign                                                  70.0     69.7    60.3
-------------------------------------------------------------------------------
Total                                                  $ 73.2      4.6   169.5
-------------------------------------------------------------------------------
Tax provision computed at
  statutory rate                                       $ 25.6      1.6    59.3
Increases (reductions) in taxes due to:
State income taxes (net of federal
  tax benefit)                                           (0.4)    (0.8)    3.3
Goodwill amortization                                     2.1      2.1     2.3
Difference between total taxes on
  foreign income and the U.S.
  federal statutory rate                                 (1.5)    (2.7)   (3.7)
Change in the valuation allowance
  for deferred tax assets                                 1.3      1.8     1.5
Miscellaneous                                             0.3     (0.1)   (1.2)
-------------------------------------------------------------------------------
Actual tax provision from
  continuing operations                                $ 27.4      1.9    61.5
-------------------------------------------------------------------------------

As of December 31, 2001, the Company has not recorded U.S. deferred income taxes on $123.9 million of undistributed earnings of its foreign subsidiaries and equity affiliates. It is expected that these earnings will either be permanently reinvested in the operations within the respective country or, if repatriated, will be substantially offset by tax credits. If such earnings were remitted to the U.S. and no credits were available, additional U.S. tax expense of $43.4 million would be recognized.

The U.S. entities in the Company's continuing and discontinued segments file a consolidated U.S. federal income tax return.

As of December 31, 2001, the Company had $40.1 million of alternative minimum tax credits available to offset future U.S. federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

The tax benefit of net operating loss carryforwards as of December 31, 2001 was $52.0 million and related to U.S. federal and various state and foreign taxing jurisdictions. The gross amount of such net operating losses was $246.2 million as of December 31, 2001. The expiration periods primarily range from 5 years to an unlimited period.

The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The Company believes that it has adequately provided for all income tax liabilities and that final resolution of any examinations will not have a material effect on its financial position or results of operations.

Note 16
RISK MANAGEMENT

The Company has risk management policies designed to manage, among other things, its currency, commodity and interest rate risks. The Company's policies are intended to reduce the effect of short-term market variability on the Company's results of operation and cash flow.

The Company utilizes various hedging instruments to hedge a portion of its foreign currency, interest rate, and commodity exposures. The Company does not use derivative instruments for purposes other than hedging. The risk that counterparties to such instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions with investment grade credit ratings. The Company does not expect any losses due to counterparty default.

Derivative Financial Instruments and Hedging Activities

Interest Rate Risk Management
The Company's risk management policy requires a balance to be maintained within certain ranges between fixed and floating rate debt and the Company uses interest rate swaps to assist in meeting this objective. The Company has designated its interest rate hedges as cash flow hedges for accounting purposes.

The Company has entered into interest rate swaps with a total notional value at December 31, 2001 of $90.0 million. These swaps effectively change the variable cash flows on $90.0 million of the $185.0 million revolving credit facility, to fixed cash flows. The swaps outstanding at December 31, 2001 fix the interest rate on $90.0 million of debt at 5.1% including the margin on the revolving credit facility through October 2002 ($65 million of the swaps continue in effect through October 2003 and fix the rate in the incremental year at 5.5% including the margin).

Changes in fair value on interest rate swaps are recorded in other comprehensive income and subsequently reclassified to interest expense in the same period in which the interest on the floating-rate debt obligations affects earnings. During each of the three years ended December 31, 2001, the Company's interest rate swaps were completely effective as defined under SFAS No. 133 and no amounts were included in earnings as a result of the interest rate swaps being ineffective, nor were any amounts excluded from the assessment of effectiveness. At December 31, 2001, $1.6 million of unrecognized pretax loss was included in accumulated other comprehensive income and of this amount, $0.9 million is expected to be recognized in earnings in 2002.

Commodities Risk Management
The Company consumes or sells various commodities in the normal course of its business and utilizes derivative instruments to minimize the variability in forecasted cash flows due to price movements in certain of these commodities. Transactions involving commodities that are the subject of the Company's risk management policy include:

o purchases of jet fuel for BAX Global's North American fleet operations; and
o     revenues of the Company's gold and natural gas operations.

The Company enters into swap contracts and collars to hedge a portion of its forecasted jet fuel purchases for use in the BAX Global aircraft operation. Depending on market conditions, the Company has on occasion charged its customers a fuel surcharge to offset historically high jet fuel prices. At December 31, 2001, the outstanding notional amount of hedges for jet fuel totaled 29 million gallons.

Both the Company and its 45%-owned equity affiliate enter into forward gold sales contracts to fix the Australian dollar selling price on a portion of forecasted gold sales. At December 31, 2001, the notional amount of gold under forward sales contracts was approximately 222,000 ounces, representing approximately 54% of the gold operations' proven and probable reserves.

The Company enters into swap contracts and collars to hedge a portion of its forecasted natural gas sales. At December 31, 2001, the outstanding notional amount of hedges was 1.7 million MMbtu.

The Company has designated its commodity hedges as cash flow hedges for accounting purposes. Effectiveness is assessed based on the total changes in the estimated present value of cash flows for its jet fuel and natural gas hedges. The effectiveness of gold hedges is assessed based on changes in the spot rate of gold and the Australian dollar exchange rate and other changes in expected cash flows are excluded from the assessment.

For jet fuel, the changes in fair value are recorded in other comprehensive income and subsequently reclassified to earnings, as a component of costs of sales, in the same period as the jet fuel is used. For gold and natural gas contracts, the changes in fair value are recorded in other comprehensive income and subsequently reclassified to earnings, as a component of revenue, in the same period as the gold or natural gas is sold.



(In millions, except)                                Jet    Natural
number of months)                                   Fuel      Gas      Gold
----------------------------------------------------------------------------
Ineffective amounts recognized
  in 2001 earnings                               $ (0.1)       -        -

Amounts excluded in
  assessment of effectiveness                    $  N/A      N/A      0.6

Net gain (loss) in other comprehensive
  loss at December 31, 2001
  expected to be reclassified to
  earnings in 2002                               $ (1.8)     1.2     (0.3)

Maximum number of months
  hedges outstanding                                18       15       44
----------------------------------------------------------------------------

Foreign Currency Risk Management
The Company is exposed to foreign currency exchange fluctuations due to certain transactions the Company is a party to. Certain customers are billed for BAX Global's services in currencies that are different than the functional currency of the subsidiary that recognizes the sale. Certain transportation costs incurred by BAX Global's non-U.S. subsidiaries are denominated in currencies that are different than the subsidiaries' functional currency. The Company's BAX Global operation has a wholly owned international subsidiary that serves as a finance coordination center. The subsidiary has the U.S. dollar as its functional currency, and has intercompany receivables and payables that are not denominated in U.S. dollars.

The Company utilizes foreign currency forward contracts to minimize the variability in cash flows due to foreign currency risks. The contracts have not been designated for accounting purposes as hedges in accordance with SFAS No. 133 and accordingly changes in the fair value of foreign currency forward contracts are reported in earnings. The Company's foreign currency forward contracts provide an economic hedge of the risk associated with the changes in currency rates on the related assets and liabilities.

As of December 31, 2001, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted transactions is six months.

Non-Derivative Financial Instruments
Non-derivative financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. Also, by policy, the Company limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are reduced as a result of the diversification benefit provided by the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographic areas. Credit limits, ongoing credit evaluation and account-monitoring procedures are utilized to minimize the risk of loss from nonperformance on trade receivables.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

The fair value of the Company's variable-rate short-term and long-term debt approximates the carrying amount. The fair value of the Company's fixed rated long-term debt is $76.3 million compared to its $75.0 million carrying value. Fair value is estimated by discounting the future cash flows at rates in effect at December 31, 2001 for similar debt instruments.

Note 17
RESTRUCTURING

Over the course of 2000, the operating performance of BAX Global's Americas region was negatively impacted by lower than expected demand and higher transportation, operating and administrative costs relative to that lower demand. As such, BAX Global evaluated alternatives directed at returning its Americas operations to profitability, including ways to improve sales performance and to reduce transportation, operating and administrative expenses. During the fourth quarter of 2000, BAX Global finalized a restructuring plan aimed at reducing the capacity and cost of its airlift capabilities in the U.S. as well as reducing station operating expenses, sales, general and administrative expense in the Americas and Atlantic regions, including:

o The removal of ten planes from the fleet, nine of which were dedicated to providing lift capacity in BAX Global's commercial cargo system.
o The closure of nine operating stations and realignment of domestic operations.
o The reduction of employee-related costs through the elimination of approximately 300 full-time positions including aircraft crew and station operating, sales and business unit overhead positions.

In addition, certain Atlantic region operations were streamlined in order to reduce overhead costs and improve overall performance in that region. The Atlantic region planned restructuring efforts involved severance costs and station closing costs in the UK, Denmark, Italy and South Africa. Approximately 50 positions were eliminated, most of which were positions at or above manager level.

The following is a summary of the 2000 restructuring charges:


                                         Americas  Atlantic     Total
(In millions)                             Region    Region    BAX Global
----------------------------------------------------------------------------
Fleet related charges                   $  49.7        -        49.7
Severance costs                             1.1      1.2         2.3
Station and other closure costs             3.8      1.7         5.5
----------------------------------------------------------------------------
Total restructuring charge              $  54.6      2.9        57.5
----------------------------------------------------------------------------

Approximately $45.2 million of the restructuring charge was noncash and approximately $0.3 million of the charge was paid in 2000. The following analyzes the changes in the remaining liabilities for such costs:


                                                     Station
                                  Fleet                 and
(In millions)                    Charges   Severance   Other   Total
----------------------------------------------------------------------------
December 31, 2000                $  6.6       2.0       3.4     12.0
Adjustments                         0.6      (0.4)     (0.4)    (0.2)
Payments                           (5.1)     (1.5)     (0.9)    (7.5)
----------------------------------------------------------------------------
December 31, 2001                $  2.1       0.1       2.1      4.3
----------------------------------------------------------------------------

Substantially all severance costs have been paid out. The remaining accrual primarily includes contractual commitments for aircraft and facilities. The majority of the remaining accrual for fleet charges is expected to be paid out by the end of 2002. Approximately $0.5 million of the remaining accrual for station and other costs is expected to be paid by the end of 2002, with the balance expected to be paid through the end of 2007.

The Company decreased its accrual for restructuring in 2001 by a net $0.2 million as a result of changes in the estimate of certain liabilities.

Note 18
DISCONTINUED OPERATIONS

In December 1999, the Company announced its intention to exit the coal business through the sale of the Company's coal mining operations and reserves. The Company formalized its plan in December 2000 to dispose of those operations. Accordingly, Coal Operations were reported as discontinued operations of the Company as of December 31, 2000. No interest expense has been allocated to discontinued operations.

The Company's plan of disposal includes the sale of all of its active and idle coal mining operations (including 24 company or contractor operated mines and 5 active plants) and reserves, primarily in West Virginia, Virginia and

Kentucky as well as other assets which support those operations. The Company is also planning to dispose of its partnership interest in Dominion Terminal Associates ("DTA"), a coal port facility in Newport News, Virginia (see Note
19).

The Company originally anticipated disposing of these properties and support operations by December 31, 2001. Although the Company has been actively engaged in the implementation of its plan of disposal, due to various factors, the first sale of a portion of its coal properties was not completed until early 2002. At that time, the Company concluded a portion of the plan through the sale of certain properties in West Virginia. The Company currently expects to complete the sale or shutdown of operations during 2002.

The assets to be disposed of primarily include inventory, the Company's partnership interest in DTA and property, plant and equipment, and it is expected that certain liabilities, primarily reclamation costs related to active properties will be assumed by the purchasers. Total proceeds from the sale of Coal Operations, which include cash, the present value of future minimum royalties to be received and liabilities to be transferred, are expected to exceed $100 million.

Based on developments in the fourth quarter of 2001 and the annual reevaluation of certain benefit plans, the Company revised its estimates of operating performance from the measurement date to the expected date of disposal, inactive employee liability charges, the value of certain benefit plans, and changes in assets and liabilities, and as a result, increased its expected pretax loss on the disposal by $54.3 million ($29.2 million after-tax), as detailed below.

Losses included in discontinued operations in the Company's Consolidated Statements of Operation were as follows:


                                                    Years Ended December 31
(In millions)                                        2001     2000     1999
----------------------------------------------------------------------------
Pretax loss from the operations of the
  discontinued segment                            $     -    (32.4)  (122.0)
Income tax benefit                                      -    (14.2)   (48.7)
----------------------------------------------------------------------------
Loss from the operations of the
  discontinued segment, after-tax                       -    (18.2)   (73.3)
----------------------------------------------------------------------------

Estimated operating losses during the
  disposal period                                   (22.2)   (45.0)       -
Health Benefit Act liabilities and
  curtailment of benefit plans
  (see Note 13)                                      (8.0)  (163.3)       -
Estimated loss on the disposal                      (24.1)   (85.9)       -
----------------------------------------------------------------------------

Estimated pretax loss on the disposal of
  the discontinued segment                          (54.3)  (294.2)       -
Income tax benefit                                  (25.1)  (105.1)       -
----------------------------------------------------------------------------
Estimated loss on the disposal of the
  discontinued segment, after-tax                   (29.2)  (189.1)       -
----------------------------------------------------------------------------
Loss from discontinued
  operations                                      $ (29.2)  (207.3)   (73.3)
----------------------------------------------------------------------------

Pretax losses from discontinued operations for 1999 amounting to $122.0 million included a charge of $82.3 million related to the impairment of long-lived assets and a joint venture interest as well as other mine closure costs, substantially all of which were noncash. Income tax benefits attributable to the losses from discontinued operations include the benefits of percentage depletion generated from the active operations.

During the fourth quarter of 2001, the Company recorded $22.2 million of estimated operating losses that are expected to be incurred through the expected end of the disposal period. This charge reflects projected operating performance of the discontinued operations during the extension of the expected period of disposal, including an estimated $41.8 million of 2002 inactive employee costs, and is net of adjustments to the estimated operating losses for 2001 of $45.0 million which were recorded in the prior year. Such adjustments included a refund of $23.4 million (including interest) of Federal Black Lung Excise Tax ("FBLET") received during the fourth quarter of 2001 and an accrual of $9.5 million for litigation settlements that are expected to be paid during early 2002.

In 2000, the Company recorded a $161.7 million obligation under the Health Benefit Act, which represents the actuarially determined undiscounted liability for such obligations (discussed in detail below). During 2001, the Company recorded an additional charge of $8.0 million to reflect the current actuarially determined undiscounted liability for obligations under the Health Benefit Act. During 2000, the Company also recorded a net curtailment loss of $1.6 million, comprising a $6.0 million net curtailment loss on the Company's medical benefit plans and a $4.4 million net curtailment gain on the Company's pension plans.

A charge of $24.1 million was recorded in the fourth quarter of 2001 to record a revaluation of the estimated loss on the disposition of the Coal Operations. This additional net expense reflects changes in the expected proceeds to be received and changes in the expected values of assets and liabilities through the anticipated dates of sale or shutdown. It also includes the recording of a multi-employer pension plan withdrawal liability of $8.2 million associated with its planned exit from the coal business. The estimate is based on the most recent actuarial estimate of liability for a withdrawal occurring in the plan year ending June 30, 2002. The ultimate withdrawal liability, if any, is subject to several factors, including funding and benefit levels of the plans and the ultimate timing and form of the sale transactions. Accordingly, the actual amount of this liability could change materially.

Estimates regarding losses on the sale of Coal Operations and losses during the sale period are subject to known and unknown risks, uncertainties and contingencies which could cause actual results to differ materially from those which are anticipated. Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, overall economic and business conditions, demand and competitive factors in the coal industry, the impact of delays in the issuance or the nonissuance of mining permits, the timing of and consideration received for the sale of the coal assets, costs associated with shutting down those operations that are not sold, funding and benefit level of the multi-employer pension plans, geological conditions and variations in the spot prices of coal.

On February 10, 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the FBLET is unconstitutional as applied to export coal sales. A total of $0.8 million (including interest) was refunded in 1999 for the FBLET that those companies paid for the first quarter of 1997. The Company sought refunds of the FBLET it paid on export coal sales for all open statutory periods and received refunds of $23.4 million (including interest) during the fourth quarter of 2001. The Company continues to pursue the refund of other FBLET payments. Due to uncertainty as to the ultimate additional future amounts to be received, if any, which could amount to as much as $20 million (before interest and applicable income taxes), as well as the timing of any additional FBLET refunds, the Company has not currently recorded receivables for such additional FBLET refunds in its estimate of operating losses to be incurred during the disposal period.

Certain assets and liabilities are expected to be retained by the Company, including net working capital and other assets (excluding inventory), certain parcels of land, income and non-income tax assets and liabilities, certain inactive employee liabilities primarily for postretirement medical benefits, workers' compensation and black lung obligations and reclamation related liabilities associated with certain closed coal mining sites in Virginia, West Virginia and Kentucky. In addition, the Company expects to continue to be liable for other contingencies, including its unconditional guarantee of the payment of the principal and premium, if any, on coal terminal revenue refunding bonds (principal amount of $43.2 million) (see Note 19).

The Company participates in the United Mine Workers of America ("UMWA") 1950 and 1974 pension plans at defined contribution rates. Under these plans, expense included in discontinued operations in each of 2001, 2000 and 1999 was less than $0.1 million.

The following is a summary as of December 31, 2001 of the carrying value of assets and liabilities that the Company expects to retain:


(In millions)                                                December 31, 2001
------------------------------------------------------------------------------
Assets:
Net working capital and other assets                                 $    20.5
Property and equipment, net                                                5.6
Net deferred tax assets (Note 15)                                        244.4

Liabilities:
Inactive workers' compensation                                            33.5
Black lung obligations (Note 13)                                          45.4
Company-sponsored retiree medical (Note 13)                              266.6
Health Benefit Act (Note 13)                                             159.9
Reclamation liabilities for inactive properties                           24.7
DTA                                                                       43.2
Other liabilities                                                         17.9
------------------------------------------------------------------------------

As of December 31, 2001, aggregate future minimum operating lease payments for discontinued operations were: 2002 - $11.2 million, 2003 - $4.5 million and 2004
- $1.1 million. The Company expects the majority of its operating lease commitments related to discontinued operations to be assumed by purchasers of the various operations.

Inasmuch as estimated operating losses since the measurement date for the discontinued operations are recorded as part of the estimated loss on the disposal of the discontinued segment, actual operating results of operations during the disposal period are not included in Consolidated Statements of Operations. The following table shows selected financial information for Coal Operations during 2001, as compared to amounts recognized as part of the loss from discontinued operations in 2000 and amounts reported within Consolidated Statements of Operations in 1999.


                                                    Years Ended December 31
(In millions)                                        2001     2000     1999
----------------------------------------------------------------------------
Sales                                            $  384.0    401.0    436.7
Operating loss before
  inactive employee costs                            (3.0)    (7.0)   (89.0)
Inactive employee costs                             (28.7)   (30.0)   (35.0)
----------------------------------------------------------------------------
Operating loss                                      (31.7)   (37.0)  (124.0)
Loss before income taxes                            (29.5)   (32.4)  (122.0)
----------------------------------------------------------------------------

Unaudited quarterly financial information for the discontinued coal operations operating results shown above is as follows:


(In millions)                                 1st     2nd      3rd      4th
----------------------------------------------------------------------------
2001 Quarters:
Sales                                      $ 98.2   101.9     99.3     84.6
Operating profit (loss) before
  inactive employee costs                    (4.9)   (2.5)    (1.1)     5.5
Inactive employee costs                      (6.5)   (6.4)    (6.7)    (9.1)
----------------------------------------------------------------------------
Operating loss                              (11.4)   (8.9)    (7.8)    (3.6)
Loss before income taxes                    (10.8)   (8.3)    (7.3)    (3.1)
----------------------------------------------------------------------------

2000 Quarters:
Sales                                      $ 98.2    92.8    106.3    103.7
Operating profit (loss) before
  inactive employee costs                    (3.0)   (3.5)     0.2     (0.7)
Inactive employee costs                      (8.2)   (7.3)    (7.3)    (7.2)
----------------------------------------------------------------------------
Operating loss                              (11.2)  (10.8)    (7.1)    (7.9)
Loss before income taxes                     (8.5)  (10.2)    (6.4)    (7.3)
----------------------------------------------------------------------------

Note 19
COMMITMENTS AND CONTINGENCIES

The Company owns a 32.5% interest in Dominion Terminal Associates ("DTA"), a partnership with three other coal companies, that operates a leased coal port terminal in Newport News, Virginia (the "Terminal"). The Company plans to sell its ownership interest in DTA as part of its disposition of Coal Operations.

The Terminal has an annual throughput capacity of 22.0 million tons of coal, with a ground storage capacity of approximately 2.0 million tons. The Company has the right to use 32.5% of the throughput and storage capacity of the Terminal. The Company pays its share of throughput and storage charges based on allocations determined by DTA. Most of DTA's operating costs are fixed in nature and the Company will continue to be obligated to pay its share of interest and operating costs in the future until it sells its interest in DTA.

The Peninsula Ports Authority of Virginia (the "Authority") owns the Terminal and has leased it to DTA until 2020. To finance the facilities, the Authority issued bonds bearing a fixed annual interest rate of 7.375%, of which $43.2 million have been guaranteed by the Company. The bonds may be redeemed at 102% of fair value beginning June 2002. DTA may purchase the Terminal for one dollar at the end of the lease term. The obligations of the partners are several, and not joint.

Company payments for operating and interest costs aggregated $6.1 million in 2001 and $5.7 million in each of 2000 and 1999, which amounts are included in discontinued operations. The Company has accrued for its $43.2 million commitment to DTA, which amount is included in other noncurrent liabilities.

Environmental Remediation
In April 1990, the Company entered into a settlement agreement to resolve certain environmental claims against the Company arising from hydrocarbon contamination at a petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which facility was sold in 1983. Under the settlement agreement, the Company is obligated to pay 80% of the hydrocarbon remediation costs. The Company is in the process of remediating the site under an approved plan. The Company estimates its portion of the actual remaining clean-up and operational and maintenance costs, on an undiscounted basis, to be between $3.8 and $8.1 million. Management is unable to determine that any amount within that range is a better estimate due to a variety of uncertainties which include unforeseen circumstances existing at the site, changes in the regulatory standards under which the clean-up is being conducted, and additional costs due to inflation. The estimate of costs and the timing of payments could change significantly based upon any one of the uncertainties described immediately above.

Taking into account the proceeds from a previous settlement with its insurers of claims relating to this matter, it is the Company's belief that the ultimate amount for which it will be liable resulting from the remediation of the Tankport site will not have a material adverse impact on the Company's financial position.

Note 20
1999 EXCHANGE OF TRACKING STOCK FOR COMMON STOCK

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


                                                   Brink's    BAX     Minerals
(Per share prices)                                  Stock    Stock     Stock
------------------------------------------------------------------------------

Ten day average price (a)                       $  18.92  $   7.98  $   1.34
Exchange factor                                     1.00      1.15      1.15
------------------------------------------------------------------------------
Fair Market Value, as
  defined (a)                                   $  18.92  $   9.17  $   1.54
Exchange ratio                                       N/A    0.4848    0.0817
------------------------------------------------------------------------------

Closing prices:
  December 3, 1999                              $ 18.375 $ 10.0625  $  1.125
  December 6, 1999                                21.500   10.1250     1.625
------------------------------------------------------------------------------

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

From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of the Company and continues to trade on the New York Stock Exchange under the symbol "PZB." Prior to the Exchange Date, Brink's Stock reflected the performance of the Brink's Group only; after the Exchange Date, Brink's Stock reflects the performance of the Company as a whole. Shares of Brink's Stock after the Exchange are hereinafter referred to as "Pittston Common Stock."

As a result of the Exchange on January 14, 2000, the Company issued 10.9 million shares of Pittston Common Stock, which consists of 9.5 million shares of Pittston

Common Stock equal to 100% of the Fair Market Value, as defined, of all BAX Stock and Minerals Stock and 1.4 million shares of Pittston Common Stock equal to the additional 15% of the Fair Market Value of BAX Stock and Minerals Stock exchanged pursuant to the above-described formula. Of the 10.9 million shares issued, 10.2 million shares were issued to holders of BAX Stock and Minerals Stock and 0.7 million shares were issued to The Pittston Company Employee Benefits Trust.

Shares issued to holders of BAX Stock and Minerals Stock (excluding those shares issued to the Trust) were distributed as follows:


(In thousands except                             Holders of        Holders of
per share prices)                                 BAX Stock      Minerals Stock
-------------------------------------------------------------------------------
Shares outstanding on
  January 13, 2000                                 19,475            9,273

Brink's Stock issued pursuant to the Exchange:
  Based on 100% of Fair Market Value                8,207              657
  Based on 15% of Fair Market Value                 1,233               99
-------------------------------------------------------------------------------
Total shares issued on January 14, 2000             9,440              756
Brink's Stock closing price per share -
  December 3, 1999                              $  18.375           18.375
-------------------------------------------------------------------------------
Value as of December 3, 1999
  of Brink's Stock issued
  pursuant to the Exchange                      $ 173,460           13,892
-------------------------------------------------------------------------------

As set forth in the Company's Articles of Incorporation approved by the shareholders, in the event of a dissolution, liquidation or winding up of the Company, holders of Brink's Stock, BAX Stock and Minerals Stock would have shared on a per share basis, the funds, if any, remaining for distribution to the common shareholders. In the case of Minerals Stock, such percentage had been set, using a nominal number of shares of Minerals Stock of 4.2 million (the "Nominal Shares") in excess of the actual number of shares of Minerals Stock outstanding. The liquidation percentages were subject to adjustment in proportion to the relative change in the total number of shares of Brink's Stock, BAX Stock and Minerals Stock, as the case may be, then outstanding to the total number of shares of all other classes of common stock then outstanding (which totals, in the case of Minerals Stock, shall include the Nominal Shares). As of December 3, 1999, such liquidation percentages would have been approximately 54%, 27% and 19% for holders of Brink's Stock, BAX Stock and Minerals Stock, respectively. Including the additional shares issued pursuant to the Exchange, the liquidation percentages for former holders of Brink's Stock, BAX Stock and Minerals Stock, respectively, as of January 14, 2000 would have been approximately 79%, 19% and 2%.

Upon completion of the Exchange on January 14, 2000, there were 49.5 million issued and outstanding shares of Pittston Common Stock for use in the calculation of net income per common share.

Note 21
SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)

Tabulated below are certain data for each quarter of 2001 and 2000.

(In millions, except
per share amounts)                            1st     2nd      3rd      4th
----------------------------------------------------------------------------
2001 Quarters:
Revenues                                  $ 908.3   884.5    884.3    947.1
Operating profit                             25.4    16.5     20.5     48.2
Income from continuing
  operations                                  8.7     3.8      9.2     24.1
Loss from discontinued
  operations (a)                                -       -        -    (29.2)
----------------------------------------------------------------------------
Net income (loss)                         $   8.7     3.8      9.2     (5.1)
----------------------------------------------------------------------------

Net income (loss) per common share:
----------------------------------------------------------------------------
Basic:
  Continuing operations                   $  0.17    0.07     0.17     0.46
  Discontinued operations                       -       -        -    (0.56)
----------------------------------------------------------------------------
Basic                                     $  0.17    0.07     0.17    (0.10)
----------------------------------------------------------------------------

Diluted:
  Continuing operations                   $  0.17    0.07     0.17     0.46
  Discontinued operations                       -       -        -    (0.56)
----------------------------------------------------------------------------
Diluted                                   $  0.17    0.07     0.17    (0.10)
----------------------------------------------------------------------------

Dividends declared per
  common share                            $ 0.025   0.025    0.025    0.025
Stock prices:
  High                                    $ 22.44   25.31    23.15    22.90
  Low                                       17.86   19.35    15.75    17.20
----------------------------------------------------------------------------


                                              1st     2nd      3rd      4th
----------------------------------------------------------------------------
2000 Quarters:
Revenues                                  $ 929.8   948.2    960.9    995.2
Operating profit (loss)                      32.3    18.2     30.0    (32.8)
Income (loss) from continuing
  operations before cumulative
  change in accounting
  principle (b)                              14.5     4.8     10.7    (27.3)
Loss from discontinued
  operations (a)                             (4.5)   (6.4)    (3.3)  (193.1)
Cumulative effect of change
  in accounting principle (c)               (52.0)      -        -        -
----------------------------------------------------------------------------
Net income (loss) (a), (b), (c)           $ (42.0)   (1.6)     7.4   (220.4)
----------------------------------------------------------------------------
Net income (loss) per common share (a), (b), (c):
----------------------------------------------------------------------------
Basic:
Continuing operations                     $  0.29    0.09     0.24    (0.55)
Discontinued operations                     (0.09)  (0.13)   (0.06)   (3.83)
Cumulative effect of change
  in accounting principle                   (1.05)      -        -        -
----------------------------------------------------------------------------
Basic                                     $ (0.85)  (0.04)    0.18    (4.38)
----------------------------------------------------------------------------

Diluted:
Continuing operations                     $  0.29    0.09     0.21    (0.55)
Discontinued operations                     (0.09)  (0.13)   (0.06)   (3.83)
Cumulative effect of change
  in accounting principle                   (1.05)      -        -        -
----------------------------------------------------------------------------
Diluted                                   $ (0.85)  (0.04)    0.15    (4.38)
----------------------------------------------------------------------------

Dividends declared per
  common share                            $ 0.025   0.025    0.025    0.025
Stock prices (d):
  High                                    $ 22.00   17.13    17.50    21.00
  Low                                       15.00   13.44    10.69    13.75
----------------------------------------------------------------------------

(a) In the fourth quarter of 2001, the Company revised its estimate and increased its expected after-tax loss on the disposal of its Coal Operations by $29.2 million ($0.56 per diluted share). The loss from discontinued operations for the fourth quarter of 2000 included an estimated after-tax loss of $189.1 million ($3.75 per diluted share). (Note 18)

(b) The fourth quarter of 2000 includes a restructuring charge of $57.5 million ($35.7 million after-tax or $0.71 per diluted share) to record the writedown of assets and accrual of costs associated with a restructuring plan at BAX Global (Note 17).

(c) The first quarter of 2000 includes an after-tax charge of $52.0 million ($1.05 per diluted share) to record the cumulative effect on years prior to 2000 of implementing SAB No. 101 and a related interpretation at BHS.

(d) High and low market price in the first quarter of 2000 represents the high and low of Pittston Stock which began trading on January 14, 2000.

Pittston Brink's Group Common Stock is the only outstanding class of common stock of the Company and trades on the New York Stock Exchange as "PZB." As of March 1, 2002, there were approximately 4,000 shareholders of record of Pittston Common Stock.

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------


Five Years in Review
(In millions, except per share amounts)               2001      2000      1999     1998     1997
------------------------------------------------------------------------------------------------
Revenues and Income (a):
Revenues                                         $ 3,624.2   3,834.1   3,709.7  3,251.6  2,790.3
Income from continuing operations before
  cumulative effect of change in accounting
  principle (b)                                       45.8       2.7     108.0     61.2     99.1
Income (loss) from discontinued operations (i)       (29.2)   (207.3)    (73.3)     4.9     11.1
Cumulative effect of change in accounting
  principle (b)                                          -     (52.0)        -        -        -
------------------------------------------------------------------------------------------------
Net income (loss)                                     16.6    (256.6 )    34.7     66.1    110.2
------------------------------------------------------------------------------------------------
Financial Position (a), (h):
Net property and equipment                       $   915.5     925.8     930.4    849.9    647.6
Total assets                                       2,394.0   2,478.7   2,459.7  2,331.1  1,995.9
Long-term debt, less current maturities              257.4     313.6     395.1    323.3    191.8
Shareholders' equity                                 476.1     475.8     749.6    736.0    685.6
------------------------------------------------------------------------------------------------
Per Pittston Common Share (a), (c), (f), (g), (k):
Basic, net income (loss):
  Continuing operations                          $    0.88      0.07      2.55     1.18     1.98
  Discontinued operations                            (0.57)    (4.14)    (1.49)    0.10     0.23
  Cumulative effect of change in accounting
   principle (b)                                         -     (1.04)        -        -        -
------------------------------------------------------------------------------------------------
Total basic                                           0.31     (5.11)     1.06     1.28     2.21
Diluted, net income (loss):
  Continuing operations                          $    0.88      0.05      2.19     1.17     1.94
  Discontinued operations                            (0.57)    (4.13)    (1.49)    0.10     0.23
  Cumulative effect of change in accounting
   principle (b)                                         -     (1.04)        -        -        -
------------------------------------------------------------------------------------------------
Total diluted                                         0.31     (5.12)     0.70     1.27     2.17
Cash dividends                                   $    0.10      0.10       N/A      N/A      N/A
Book value (a), (d)                              $    9.23      9.22     14.86    13.98    13.01
------------------------------------------------------------------------------------------------
Pro Forma Per Common Share (j):
Basic, net income (loss):
  Continuing operations                                N/A   $  0.07      2.46     1.04     1.76
  Discontinued operations                              N/A     (4.14)    (1.49)    0.10     0.23
------------------------------------------------------------------------------------------------
Total basic, pro forma                                 N/A     (4.07)     0.97     1.14     1.99
Diluted, net income (loss):
  Continuing operations                                N/A      0.05      2.09     1.03     1.73
  Discontinued operations                              N/A     (4.13)    (1.49)    0.10     0.23
------------------------------------------------------------------------------------------------
Total diluted, pro forma                               N/A     (4.08)     0.60     1.13     1.96
------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding (c), (f), (k):
Pittston basic (g)                                    51.2      50.1      49.1     48.8     48.4
Pittston diluted (g)                                  51.4      50.1      49.3     49.3     49.1
Pittston Brink's Group basic                           N/A       N/A      39.1     38.7     38.3
Pittston Brink's Group diluted                         N/A       N/A      39.2     39.2     38.8
Pittston BAX Group basic                               N/A       N/A      19.2     19.3     19.4
Pittston BAX Group diluted                             N/A       N/A      19.3     19.3     20.0
Pittston Minerals Group basic                          N/A       N/A       8.9      8.3      8.1
Pittston Minerals Group diluted                        N/A       N/A       9.6      8.3      8.1
------------------------------------------------------------------------------------------------
Common Shares Outstanding (c), (f), (k):
Pittston Common                                       54.3      51.8       N/A      N/A      N/A
Pittston Brink's Group                                 N/A       N/A      40.9     40.9     41.1
Pittston BAX Group                                     N/A       N/A      20.8     20.8     20.4
Pittston Minerals Group                                N/A       N/A      10.1      9.2      8.4
------------------------------------------------------------------------------------------------
Per Pittston Brink's Group Common Share (c), (j), (k):
Basic net income                                       N/A       N/A    $ 2.16     2.04     1.92
Diluted net income                                     N/A       N/A      2.15     2.02     1.90
Pro forma basic                                        N/A       N/A      2.03     1.87     1.65
Pro forma diluted                                      N/A       N/A      2.03     1.85     1.63
Cash dividends                                         N/A       N/A      0.10     0.10     0.10
Book value (d)                                         N/A       N/A     13.66    11.87     9.91
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Five Years in Review
(In millions, except per share amounts)               2001      2000      1999     1998     1997
------------------------------------------------------------------------------------------------
Per Pittston BAX Group Common Share (c), (k):
Basic net income (loss)                                N/A       N/A    $ 1.73    (0.68)    1.66
Diluted net income (loss)                              N/A       N/A      1.72    (0.68)    1.62
Cash dividends                                         N/A       N/A      0.24     0.24     0.24
Book value (d)                                         N/A       N/A     17.38    15.83    16.59
------------------------------------------------------------------------------------------------
Per Pittston Minerals Group Common Share (c), (g), (k):
Basic net income (loss):
  Continuing operations                                N/A       N/A    $ 0.93    (1.01)   (1.28)
  Discontinued operations                              N/A       N/A     (8.26)    0.59     1.37
------------------------------------------------------------------------------------------------
Total basic                                                              (7.33)   (0.42)    0.09
Diluted net income (loss):
  Continuing operations                                N/A       N/A    $(0.98)   (1.01)   (1.28)
  Discontinued operations                              N/A       N/A     (7.63)    0.59     1.37
------------------------------------------------------------------------------------------------
Total diluted                                                            (8.61)   (0.42)    0.09
Cash dividends (e)                                     N/A       N/A   $ 0.025     0.24     0.65
Book value (d)                                         N/A       N/A   $(15.06)   (9.50)   (8.94)
------------------------------------------------------------------------------------------------

(a) See Management's Discussion and Analysis for a discussion of discontinued operations and a 2000 discussion of BHS' accounting change and BAX Global's restructuring charges.

(b) The Company's results for 2000 include a noncash after-tax charge of $52.0 million or $1.04 per diluted share to reflect the cumulative effect of a change in accounting principle pursuant to guidance issued in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," by the Securities and Exchange Commission in December 1999 and a related interpretation issued in October 2000. The change decreased revenue and operating profit for 2000 by $6.4 million and $2.3 million, respectively (Note 1).

(c) Shares outstanding at the end of the period include shares outstanding under the Company's Employee Benefits Trust. For the Pittston Common stock, such shares totaled 2.7 million and 1.3 million shares in 2001 and 2000, respectively and pro forma shares of 2.3 million, 3.0 million and 3.2 million at December 31, 1999, 1998 and 1997, respectively. For the Pittston Brink's Group, such shares totaled 1.6 million shares, 2.1 million shares and 2.7 million shares at December 31, 1999, 1998 and 1997, respectively. For the Pittston BAX Group, such shares totaled 1.4 million shares, 1.9 million shares and 0.9 million shares at December 31, 1999, 1998 and 1997, respectively. For the Pittston Minerals Group, such shares totaled 0.8 million shares, 0.8 million shares and 0.2 million shares at December 31, 1999, 1998 and 1997, respectively. Weighted average shares outstanding do not include these shares.

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

(f) See Notes 1, 3 and 4 to the Consolidated Financial Statements for a discussion of the calculation of pro forma share and earnings per share amounts for years 1997 through 1999, which reflect the elimination of the Company's tracking stock capital structure in January 2000.

(g) See Note 4 to the Consolidated Financial Statements for the 1999 impact of the repurchase of the Company's Series C Cumulative Preferred Stock on Minerals Group and Pittston pro forma share and net income (loss) per share calculations.

(h) Includes discontinued operations (Note 18).

(i) The year ended December 31, 2000 includes an estimated after-tax loss on disposal of $189.1 million ($294.2 million pretax). For the year ended December 31, 2001, the Company revised its estimate and increased its expected after-tax loss by $29.2 million ($54.3 million pretax). The year ended December 31, 1999 includes an impairment charge of $53.5 million ($82.3 million pretax). See Note 18.

(j) The pro forma net income per share amounts prior to 2000 have been adjusted to show the effect of the change in accounting for nonrefundable installation revenue and related direct subscriber acquisition costs at BHS. The accounting change was made pursuant to Staff Accounting Bulletin No. 101, issued by the Securities and Exchange Commission in December 1999, and a related interpretation issued in October 2000 (Note 1). It was effective as of January 1, 2000.

(k) Prior to January 14, 2000, the Company was comprised of three separate groups - Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The Pittston Brink's Group included the Brink's and BHS operations of the Company. The Pittston BAX Group included the BAX Global operations of the Company. The Pittston Minerals Group included the Pittston Coal Company ("Pittston Coal") and Mineral Ventures operations of the Company. Also, prior to January 14, 2000, the Company had three classes of common stock: Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock"), which were designed to provide shareholders with separate securities reflecting the performance of the Brink's Group, the BAX Group and the Minerals Group, respectively. On December 6, 1999, the Company announced that its Board of Directors (the "Board") approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). The Exchange took place on January 14, 2000 (the "Exchange Date").