Form 10-K, Exhibit 13
period 2002-12-31
PITTSTON CO
filed 2003-03-26
CIK 78890

FINANCIAL REVIEW
--------------------------------------------------------------------------------
























      TABLE OF CONTENTS

      Management's Discussion and Analysis...............................2

      Statement of Management Responsibility............................37

      Independent Auditors' Report......................................38

      Consolidated Balance Sheets.......................................39

      Consolidated Statements of Operations.............................40

      Consolidated Statements of Comprehensive Loss.....................42

      Consolidated Statements of Shareholders' Equity...................43

      Consolidated Statements of Cash Flows.............................44

      Notes to Consolidated Financial Statements........................45

      Selected Financial Data...........................................78

      Board of Directors and Senior Management..........................80

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
The Pittston Company ("Pittston") has three primary operating segments within its "Business and Security Services" businesses: Brink's, Incorporated ("Brink's"), Brink's Home Security, Inc. ("BHS") and BAX Global Inc. ("BAX Global"). The fourth operating segment is Other Operations, which consists of Pittston's gold, timber and natural gas operations. The Company also has significant assets and liabilities associated with its former coal operations and expects to have significant ongoing expenses and cash outflows related to former coal operations in the future. Pittston and its subsidiaries are referred to herein as the "Company."

During 2002, the Company completed its planned exit of the coal business by selling or shutting down its remaining coal operations. The results of operations of the Company's former coal operations have been reported as discontinued operations for all years reported. The Company defines certain of the liabilities associated with its former coal operations as its "legacy" liabilities. Information about the Company's legacy liabilities is contained in several sections of Management's Discussion and Analysis, including "Applications of Critical Accounting Policies and Recent Accounting Pronouncements," "Liquidity and Capital Resources - Legacy Liabilities and Assets," "Liquidity and Capital Resources - Significant Contractual Obligations" and "Results of Operations - Former Coal Operations." Disclosures in these sections discuss critical estimates used, provide a sensitivity analysis, reconcile the legacy liability components to U.S. generally accepted accounting principles ("GAAP") measures and show five-year projections for estimated future payments and expense associated with the legacy liabilities.

For the year ended December 31, 2002, the Company reported net income of $26.1 million, or $0.48 per diluted share, compared with $16.6 million, or $0.31 per diluted share, for 2001 and a net loss of $256.6 million, or $5.12 per diluted share, in 2000.

Net income in 2002 included $19.2 million ($12.5 million after tax) of impairment and other charges associated with the Company's former coal business and $7.1 million ($5.0 million after tax) of impairment and other charges related to its gold mining and exploration interests. Also included in 2002 net income was a charge of $42.9 million (after tax) related to the Company's discontinued operations and $3.7 million (after tax) income related to a Stabilization Act compensation payment.

RESULTS OF OPERATIONS


                                            Revenues                                   Operating Profit (Loss)
---------------------------------------------------------------------------------------------------------------------------------
                                                                  2002     2001                                   2002     2001
                                     Years Ended December 31       VS.      Vs.        Years Ended December 31     VS.      Vs.
(In millions)                       2002      2001      2000      2001     2000       2002     2001     2000      2001     2000
---------------------------------------------------------------------------------------------------------------------------------
                                                                  (%)       (%)                                   (%)      (%)

BUSINESS SEGMENTS

Brink's                        $  1,579.9  1,536.3   1,462.9       3         5   $    96.1     92.0    108.5       4      (15)
BHS                                 282.4    257.6     238.1      10         8        60.9     54.9     54.3      11        1
BAX Global                        1,871.5  1,790.1   2,097.6       5       (15)       17.6    (27.6)   (99.6)     NM       72
---------------------------------------------------------------------------------------------------------------------------------
 Business and Security Services   3,733.8  3,584.0   3,798.6       4        (6)      174.6    119.3     63.2      46       89
Other Operations                     42.9     40.2      35.5       7        13         0.4      7.6      5.7     (95)      33
Former coal operations                -         -         -        -         -       (19.2)      -        -       NM        -
General corporate expense             -         -         -        -         -       (23.1)   (19.3)   (21.2)    (20)       9
---------------------------------------------------------------------------------------------------------------------------------
                               $  3,776.7  3,624.2   3,834.1       4        (5)  $   132.7    107.6     47.7      23      126
---------------------------------------------------------------------------------------------------------------------------------

Net income in 2001 included a charge of $29.2 million (after tax) reflecting adjustments to the estimated loss on disposition of the discontinued operations. Results in 2000 included a $207.3 million loss (after tax) from discontinued operations, a $52.0 million (after tax) charge to record the cumulative effect of an accounting change and a $35.7 million (after tax) restructuring charge.

Revenue from continuing operations in 2002 increased primarily due to higher BAX Global air export volumes from Asia-Pacific, largely due to improved economic conditions in that region. In addition, revenue increased in 2002 at Brink's and BHS. Operating profit increased in 2002 due to improved operating performance in the Company's business and security services segments, particularly at BAX Global, partially offset by the charges related to the Company's former coal operations and gold mining and exploration interests.

Revenue from continuing operations in 2001 decreased compared to 2000 primarily due to lower volumes at BAX Global resulting from weak economic conditions. Operating profit in 2000 included a pretax $57.5 million restructuring charge at BAX Global (see discussion below). In 2001, improved operating performance at BAX Global (even after excluding the 2000 restructuring charge) was partially offset by a decrease in operating profit at Brink's.


BRINK'S


                                                                           2002     2001
                                            Years Ended December 31         VS.      Vs.
(In millions, except percentages)        2002       2001         2000      2001     2000
------------------------------------------------------------------------------------------
                                                                            (%)      (%)
REVENUES
North America (a)                   $    694.9      680.3        642.4       2        6
International                            885.0      856.0        820.5       3        4
------------------------------------------------------------------------------------------
                                    $  1,579.9    1,536.3      1,462.9       3        5
------------------------------------------------------------------------------------------

OPERATING PROFIT

North America (a)                   $     52.2       42.4         55.5      23      (24)
International                             43.9       49.6         53.0     (11)      (6)
------------------------------------------------------------------------------------------
                                    $     96.1       92.0        108.5       4      (15)
------------------------------------------------------------------------------------------

OPERATING MARGIN (IN PERCENTAGES)          (%)        (%)          (%)

North America (a)                          7.5        6.2          8.6
International                              5.0        5.8          6.5
Total                                      6.1        6.0          7.4
------------------------------------------------------------------------------------------

Depreciation and amortization,
   excluding goodwill amortization  $     61.3       60.1         58.2       2        3
Goodwill amortization                     N/A         2.1          2.0      NM        5
Capital expenditures                      79.3       71.3         73.9      11       (4)
------------------------------------------------------------------------------------------

(a)  Comprises U.S. and Canada.

Comparison of 2002 and 2001
Brink's revenues increased in both North America and International operations, and although operating profit increased in North America, operating profit was lower in the International operations, primarily due to lower operating profits in South America.

Revenue increases from North American operations in 2002 were primarily related to increased currency processing and armored transportation activities (which includes ATM services). Operating profit increased in 2002 primarily due to improved performance in U.S. Global Services and, to a lesser extent, armored transportation operations and currency processing.

Revenues from International operations in 2002 increased 5% over 2001 excluding the effects of changes in foreign currency exchange rates. International revenues in 2002 decreased a net $14 million due to changes in exchange rates as South American currencies weakened relative to the U.S. dollar while most European currencies strengthened. Revenues in Europe reflected increased volumes in armored transportation, ATM servicing, currency processing and Global Services operations. South American revenues in 2002 were negatively impacted by the continuing effects of difficult economic and operating conditions.

The decrease in International operating profit was primarily due to lower results in South America, which more than offset improved results in Asia-Pacific and Europe. Lower operating profits in South America reflect the previously mentioned difficult economic and operating conditions, which are expected to continue into 2003. Absent improvement in such conditions, management expects lower year-over-year performance in the first half of 2003.


Europe's operating profits in the fourth quarter of 2001 and the first quarter of 2002 were higher as a result of nonrecurring euro-related processing and transportation work, and in 2002, by the transportation and processing work associated with the final return of the legacy currencies. The first nine months of 2001 reflected upfront costs associated with preparations for the euro work, and results throughout 2002 reflected higher than normal labor expenses as staffing levels remained high following the euro work performed in the first half of the year. Brink's incurred severance expense associated with a reduction in staffing levels in Germany in the second half of 2002. Brink's expects to further reduce staffing levels in Europe in 2003 and incur additional severance expense. European operating performance reflected higher volume and operational improvements in certain countries despite softness in European economies. Such softness has continued into 2003.

Asia-Pacific operating profits in 2002 were well above the prior year, reflecting higher pricing in Australia. International operating profits for 2001 included approximately $2 million of pretax gains on the sale of two non-strategic international affiliates.

Brink's North American operating results in 2003 are expected to be adversely affected by approximately $10 million higher pension expense for its primary U.S. pension plan due to the effects of unfavorable returns on plan assets over the last three years and a lower discount rate used to determine projected benefit obligations.

Comparison of 2001 and 2000
Brink's worldwide consolidated revenues increased $73.4 million (5%) in 2001 as compared to 2000. This increase was attributable to both the North America and International operations and was partially offset by the impact of the stronger U.S. dollar relative to 2000. Brink's 2001 operating profit of $92.0 million represented a 15% decrease from 2000, with decreases in both the North America and International regions. Operating profit in 2000 benefited from a $4.9 million settlement associated with an insurance recovery related to a prior year's robbery loss.

Revenues and operating profit from North American operations in 2001 increased $37.9 million and decreased $13.1 million, respectively, from 2000. The 6% increase in revenues for 2001 primarily related to higher revenues from armored car operations, which includes ATM services. Excluding the $4.9 million gain in 2000 from an insurance settlement related to a prior year's robbery loss, operating profit decreased 16% in 2001 primarily due to increased employee benefits, particularly for medical benefits and workers' compensation costs, all risk costs, higher operating losses incurred by the Global Services business in the U.S. (partly due to lower volumes and higher transportation costs) and a downturn in performance of the armored car business in Canada due to the loss of certain customer contracts and the effects of a labor dispute during the first nine months of 2001.

Revenues and operating profit from International operations in 2001 increased $35.5 million and decreased $3.4 million, respectively, from 2000. International revenues in 2001 were reduced by approximately $50 million as a result of the year-over-year strengthening of the U.S. dollar relative to certain local currencies, primarily in Latin America and, to a lesser extent, Europe. Excluding these foreign currency effects, International revenues increased 10%, primarily due to operations in Europe and, to a lesser extent, Latin America and Asia-Pacific. The increase in Europe reflected revenues associated with armored car services performed under contracts with central banks and other banks to distribute the euro currency throughout Europe, as well as increased volumes in armored transportation, ATM servicing, currency processing and air courier operations. Increases in Latin America (excluding foreign currency effects) were primarily due to higher revenues in Brazil and Venezuela.

The net decrease in International operating profit was due to lower results in Latin America which more than offset improved results in Europe and Asia-Pacific. Lower operating profits in Latin America reflected severe pricing competition and unfavorable exchange rate effects in Brazil as well as high labor costs and deteriorating economic conditions in Argentina. Improved results in Europe included the higher margin euro transportation and distribution work as well as volume increases in armored transportation, ATM services and currency processing. Revenues and operating profits for euro transportation and distribution were primarily earned during the fourth quarter of 2001. Operating results in the United Kingdom were well below the prior year primarily due to costs associated with expansion into the ATM business, a decline in air courier volumes and reduced armored transportation business. International operating profits for 2001 benefited from approximately $2 million of pretax gains on the sale of the Company's investments in two non-strategic international affiliates.

BRINK'S HOME SECURITY


                                                                           2002    2001
(Dollars in millions,                           Years Ended December 31     VS.     Vs.
subscriber data in thousands)                   2002      2001     2000    2001    2000
---------------------------------------------------------------------------------------
                                                                            (%)    (%)
REVENUES                                    $  282.4     257.6     238.1    10      8
---------------------------------------------------------------------------------------

OPERATING PROFIT

Recurring services (a)                         109.5     100.9      96.4     9      5
Investment in new subscribers (b)              (48.6)    (46.0)    (42.1)   (6)    (9)
---------------------------------------------------------------------------------------
                                            $   60.9      54.9      54.3    11      1
---------------------------------------------------------------------------------------

OPERATING MARGIN (IN PERCENTAGES)               21.6%     21.3%     22.8%


Monthly recurring revenues (c)              $   21.1      19.2      18.0
Annualized disconnect rate                       7.1%      7.6%      7.6%
---------------------------------------------------------------------------------------

Number of subscribers:
   Beginning of period                         713.5     675.3     643.3
   Installations                               105.8      90.9      82.0    16     11
   Disconnects                                 (52.6)    (52.7)    (50.0)   -      (5)
---------------------------------------------------------------------------------------
   End of period                               766.7     713.5     675.3     7      6
---------------------------------------------------------------------------------------
   Average                                     739.0     693.5     659.8     7      5
---------------------------------------------------------------------------------------

Depreciation and amortization (d)           $   43.9      36.8      32.0    19     15
Impairment charges from subscriber
   disconnects                                  32.3      33.8      30.1    (4)    12
Amortization of deferred revenue               (23.9)    (23.9)    (20.6)    -     16
Net cash deferrals on new subscribers (e)        9.4      12.1      13.1   (22)    (8)
Capital expenditures                        $   86.9      81.3      74.5     7      9
---------------------------------------------------------------------------------------


(a) Reflects monthly operating profit generated from the existing subscriber base plus the amortization of deferred revenues less the amortization of deferred subscriber acquisition costs (primarily direct selling expenses).

(b) Primarily marketing and selling expenses, net of the deferral of direct selling expenses, incurred in the acquisition of new subscribers.

(c) Calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for contractual monitoring and maintenance services. The amortization of deferred revenues is excluded. See "Reconciliation of Non-GAAP Measures".

(d) Includes amortization of deferred subscriber acquisition costs of $6.6 million, $5.8 million and $5.3 million in 2002, 2001 and 2000, respectively.

(e) Consists of nonrefundable payments received from customers for new installations for which revenue recognition has been deferred, net of payments for direct selling costs for which expense recognition has been deferred. The amount is equal to "Deferred subscriber acquisition costs" and "Deferred revenue from new subscribers" as reported in the Company's Consolidated Statements of Cash Flows.


Operating profit comprises recurring services minus the cost of the investment in new subscribers. Recurring services reflects the monthly monitoring and service earnings generated from the existing subscriber base and the amortization of deferred revenues and deferred direct costs from installations. Impairment charges from subscriber disconnects and depreciation and amortization expenses are charged to recurring services.

Recurring services is affected by changes in the average monitoring fee per subscriber, the amount of operational costs including depreciation, the size of the subscriber base and the level of subscriber disconnect activity. Investment in new subscribers is the net expense (primarily marketing and selling expenses) incurred in adding to the subscriber base every year.

The amount of such investment charged to income may be influenced by several factors, including the growth rate of new subscriber installations and the level of costs incurred in attracting new subscribers. As a result, increases in the rate of investment (the addition of new subscribers) may have a negative effect on current segment operating profit but a positive impact on long-term operating profit, cash flow and economic value.

Comparison of 2002 and 2001
Revenues increased 10% in 2002 primarily due to a 7% larger average subscriber base, as well as higher average monitoring rates, higher revenues from home builders and higher service revenues. These factors also contributed to a 10% increase in monthly recurring revenues as measured at year end. Installations in 2002 were 16% higher than in 2001, primarily as a result of successful marketing efforts and new distribution channels.

Operating profit for 2002 increased 11% as higher profit from recurring services was partially offset by an increased investment in new subscribers. Higher profit from recurring services was due to increased monitoring and service revenues resulting from a larger average subscriber base and 4% lower impairment charges reflecting a lower disconnect rate, partially offset by increased depreciation from the larger number of security systems and higher monitoring costs. Investment in new subscribers increased only 6% on 16% higher installations during 2002, reflecting more effective marketing and installation efforts and the use of new distribution channels. The Company believes the improvement in the 2002 annualized disconnect rate of 7.1% over the 7.6% of 2001 was due primarily to the effects of higher credit standards established for new customers in recent years.


Police departments in two major western U.S. cities do not respond to calls from alarm companies unless an emergency has been visually verified. If more police departments in the future refuse to respond to calls from alarm companies without visual verification, this could have an adverse effect on future results of operations for BHS.

BHS's operating results in 2003 are expected to be adversely affected by approximately $1 million higher pension expense for its primary U.S. pension plan, due to the effects of unfavorable returns on plan assets over the last three years and a lower discount rate used to determine projected benefit obligations.

Comparison of 2001 and 2000
Revenues for BHS increased 8% in 2001 versus 2000, primarily due to the 5% growth in the average subscriber base. Monthly recurring revenues, measured at year end, grew 7% from 2000 to 2001 as the subscriber base grew 6% from year end to year end. Installations in 2001 were 11% higher than in 2000 and disconnects were 5% higher in 2001 compared to 2000 on the higher subscriber base as the disconnect rate stayed the same.

Segment operating profit for 2001 grew by $0.6 million to $54.9 million as subscriber volume-related growth in recurring services was partially offset by increased field service costs and the $3.9 million increase (9%) in the investment in new subscribers (the number of installations increased 11% in 2001 versus 2000).

2000 Accounting Change
BHS defers all new installation revenue and the portion of the new installation costs deemed to be direct costs of subscriber acquisition. Such revenues and costs are amortized over the expected term of the relationship with the subscriber.

BHS accounted for the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," as a change in accounting principle, effective January 1, 2000. The Company recorded a noncash, pretax charge of $84.7 million ($52.0 million after tax) in 2000 to reflect the cumulative effect of the change in accounting principle on years prior to 2000.

BAX GLOBAL


                                                                          2002   2001
                                                Years Ended December 31    VS.    Vs.
(In millions)                                 2002       2001       2000  2001   2000
---------------------------------------------------------------------------------------
                                                                           (%)    (%)
REVENUES

Americas                                $    989.9    1,008.1    1,236.6   (2)   (18)
International                                951.7      845.0      917.3   13     (8)
Eliminations/other                           (70.1)     (63.0)     (56.3) (11)   (12)
---------------------------------------------------------------------------------------
                                        $  1,871.5    1,790.1    2,097.6    5    (15)
---------------------------------------------------------------------------------------

OPERATING PROFIT (LOSS)

Americas (a)                            $    (15.1)     (46.0)     (96.2)  67     52
International (a)                             43.8       35.6       33.2   23      7
Corporate and other                          (11.1)     (17.2)     (36.6)  35     53
---------------------------------------------------------------------------------------
                                        $     17.6      (27.6)     (99.6)  NM     72
---------------------------------------------------------------------------------------

OPERATING MARGIN (IN PERCENTAGES)               (%)        (%)        (%)

Americas                                      (1.5)      (4.6)      (7.8)
International                                  4.6        4.2        3.6
Total                                          0.1       (1.5)      (4.7)
---------------------------------------------------------------------------------------

Depreciation and amortization,
   excluding goodwill amortization      $     44.4       49.4       53.8  (10)    (8)
Goodwill amortization                          N/A        7.4        7.5   NM     (1)
Capital expenditures                          27.1       33.1       60.1  (18)   (45)
---------------------------------------------------------------------------------------

Intra U.S. revenue                      $    445.4      457.3      604.6   (3)   (24)
Worldwide expedited freight services:
   Revenues                             $  1,452.4    1,427.2    1,724.2    2    (17)
   Weight in pounds                        1,559.3    1,453.4    1,764.9    7    (18)
---------------------------------------------------------------------------------------

(a) Operating loss includes restructuring charges in 2000 of $54.6 million for Americas and $2.9 million for International.



BAX Global operates throughout most of the world. The Americas includes operations in the U.S., Latin America and Canada; International includes BAX Global's Atlantic and Asia-Pacific operating regions. Each region includes both expedited and non-expedited freight services. Non-expedited freight services primarily include deferred delivery freight shipments, supply chain management and ocean freight services. Revenues and profits are shared among the origin and destination countries on most export volumes.

BAX Global's U.S. business, the region with the largest export and domestic volume, significantly affects the results of BAX Global's worldwide expedited freight services.

In addition, BAX Global's operations include an international customs brokerage business as well as a federally certificated airline, Air Transport International ("ATI"). ATI's results include the results of charter air service and are included in the Americas region. Eliminations/other revenues primarily include intercompany revenue eliminations on shared services. Corporate and other operating profit (loss) primarily consists of global support costs including global information technology costs and, in 2001 and 2000, goodwill amortization.

Comparison of 2002 and 2001
The 5% increase in BAX Global's worldwide operating revenues in 2002 as compared to 2001 was attributable to the addition of new business and economic recovery in Asia-Pacific. Worldwide operating profit in 2002 improved $45.2 million, primarily reflecting the benefit of ongoing efforts in the Americas to better align transportation costs and operating expenses with market demands and economic conditions, and the volume improvement in Asia-Pacific.

Americas revenues decreased 2% in 2002 as compared to 2001 due to a lower volume of domestic and outbound international expedited airfreight services associated with the continuing weak economies in the U.S. and Europe. Americas 2002 revenues from charter activity were $15 million higher than 2001.

Despite the reduction in revenues, the operating loss in the Americas was reduced by 67% in 2002 as compared to 2001. The improvement was primarily due to reductions in Americas transportation costs. Costs per pound shipped in 2002 decreased as compared to 2001 as a result of fleet reductions undertaken during 2001 and an increased use of ground transportation. Recent increases in carrier rates on export shipments and higher employee benefit costs are expected to increase costs in 2003. ATI is renegotiating most of its aircraft leases and, if successful, expects further reductions in transportation costs in 2003 as a result of more favorable lease terms.

In 2002, International revenues increased 13% and operating profit increased 23% as compared to 2001. The increases were primarily due to improved economic conditions and new business in several Asia-Pacific countries which resulted in increased air export volumes to the U.S., primarily associated with the high technology industry. In addition, a port dispute on the West Coast of the U.S. resulted in a higher volume of air export freight from Asia-Pacific during the fourth quarter of 2002. Margins on such shipments were lower due to higher airline transportation costs, not all of which were passed on to customers. In the Atlantic region, low export and import air-freight volumes and lower prices caused by the continuing weak European economy resulted in a decrease in revenues and operating profit for 2002 as compared to 2001. The Company expects this weakness to continue into 2003.


The decrease in Corporate and other expenses in 2002 as compared to 2001 was primarily due to the amortization of goodwill in 2001 ($7.4 million). See Note 1 to the Consolidated Financial Statements.

BAX Global's operating results in 2003 are expected to be adversely affected by approximately $5 million higher pension expense for its primary U.S. pension plan, due to the effects of unfavorable returns on plan assets over the last three years and a lower discount rate used to determine projected benefit obligations.

Comparison of 2001 and 2000
The 15% decrease in BAX Global's worldwide operating revenues in 2001 as compared to 2000 was attributable to both the Americas and International regions. Worldwide operating loss in 2001 was $27.6 million, compared to $99.6 million in 2000. The 2000 operating loss included a restructuring charge of $57.5 million (discussed below).

Revenues in the Americas decreased $228.5 million (18%) in 2001 compared to 2000 as a result of lower demand for expedited freight primarily caused by weak economic conditions during 2001, particularly in the U.S. and Asia. Domestic expedited volumes and yields in 2001 declined over the prior year. Results in 2000 for the Americas included a restructuring charge of $54.6 million (discussed below), a bad debt provision related to one customer of $4.5 million and a charge of approximately $4 million relating to the decision to terminate a logistics contract due to inadequate operating returns. Beginning in 2001, certain U.S.-based logistics revenues and costs were refocused from a global to a largely Americas role, resulting in certain revenues and costs that were classified as Corporate and other during 2000 being classified within the Americas results in 2001. Corporate and other expense in 2000 included $7.1 million of such costs. Excluding the effects of the above-mentioned 2000 charges and the effects of the change in allocation, the Americas operating loss in 2001 increased $5.8 million over 2000. Although lower freight volume reduced revenues significantly, the effect on operating profit of the lower volume was largely offset by cost savings associated with the 2000 restructuring plan and ongoing cost reduction efforts.

In 2001, International revenues decreased $72.3 million (8%) and operating profit increased $2.4 million (7%) as compared to 2000. The decrease in revenues was primarily a result of weak economic conditions during 2001 in the U.S. and Asia-Pacific. Results for the Atlantic region in 2000 included a $2.9 million restructuring charge (see discussion below). Although International operating profit in 2001 was impacted by lower export volumes from the Asia-Pacific region, cost savings from the previously mentioned 2000 restructuring plan and continuing efforts to reduce overhead costs resulted in essentially flat profit performance from 2000 to 2001 despite the decline in revenue.

The decrease in 2001 eliminations/other revenue was largely due to the refocusing of certain U.S.-based logistics revenues from a global to an Americas role.

Eliminations/other revenue in 2000 included $5.8 million of these logistics revenues. Such revenues in 2001 are included within the Americas. Corporate and other expense for 2001 decreased $19.4 million as compared to 2000. The improvement was primarily due to lower global administrative expenses stemming from cost control efforts, as well as the reclassification of the U.S.-based logistics costs noted above. Corporate and other expense included goodwill amortization of $7.4 million in 2001 and $7.5 million in 2000.

2000 Restructuring Plan
BAX Global finalized a restructuring plan in 2000 aimed at reducing the capacity and cost of its airlift capabilities in the U.S. as well as reducing station operating expenses, sales, general and administrative costs in the Americas and Atlantic regions. The actions taken included:

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

The following is a summary of the 2000 restructuring charges:

                             Americas  Atlantic   Total
(In millions)                 Region     Region  BAX Global
----------------------------------------------------------------

Fleet related charges       $    49.7        -        49.7
Severance costs                   1.1       1.2        2.3
Station and other closure costs   3.8       1.7        5.5
----------------------------------------------------------------
Restructuring charge        $    54.6       2.9       57.5
----------------------------------------------------------------

Approximately $45.2 million of the restructuring charge was noncash and approximately $0.3 million of the charge was paid in 2000. The following analyzes the changes in the remaining liabilities for such costs:

                                              Station
                         Fleet                  and
(In millions)           Charges   Severance    Other  Total
----------------------------------------------------------------

December 31, 2000       $  6.6        2.0       3.4   12.0
Adjustments                0.6       (0.4)     (0.4)  (0.2)
Payments                  (5.1)      (1.5)     (0.9)  (7.5)
----------------------------------------------------------------
December 31, 2001          2.1        0.1       2.1    4.3
Payments                  (2.1)      (0.1)     (0.6)  (2.8)
----------------------------------------------------------------
December 31, 2002       $   -          -        1.5    1.5
----------------------------------------------------------------

The remaining accrual includes contractual commitments for facilities and is expected to be paid by the end of 2007.

The Company decreased its accrual for restructuring in 2001 by a net $0.2 million as a result of changes in the estimate of certain liabilities.

FORMER COAL OPERATIONS

During December 2002, the Company concluded its plan to sell or shut down its coal mining operations. The Company recorded charges to both continuing operations and discontinued operations in 2002 related to its former coal operations.

Continuing Operations
The proposed sale of the Company's remaining West Virginia coal operations and reserves did not occur in the fourth quarter 2002 as planned. The Company shut down its West Virginia coal mining operations prior to the end of 2002 and is no longer operating as an active coal producer. Residual assets have been reclassified by the Company as held and used and were tested for impairment on an individual property basis with a resulting net impairment loss of $14.1 million recorded within operating profit from continuing operations in 2002. Prior to December 2002, the Company's expectation was to sell the majority of the West Virginia assets as a group and, as such, these assets were not previously considered to be impaired. The Company also accrued $5.1 million of future lease payments related to advance royalty agreements associated with properties it no longer believes will be transferred to purchasers.

Ongoing Expenses Related to Legacy Liabilities
After completing the disposal of its coal business, the Company has retained certain coal-related liabilities and related expenses. Retained liabilities include obligations related to postretirement benefits for Company-sponsored plans, black lung benefits, reclamation and other costs related to idle (shut-down) mines which have been retained, Health Benefit Act, workers' compensation claims and costs of withdrawal from multi-employer pension plans. Expenses related to these liabilities have been reflected in the loss from discontinued operations through the disposal date. Subsequent to the completion of the disposal process (for the period beginning January 1, 2003), adjustments to coal-related contingent liabilities will be reflected in discontinued operations, and expenses related to Company-sponsored pension and postretirement benefit obligations and black lung obligations will be reflected in continuing operations. In addition, subsequent to the disposal date, the Company expects to have certain ongoing costs related to the administration of the retained liabilities and will report those costs in continuing operations.

The following table reflects the Company's current estimates of projected expenses for the next five years based on actuarial and operational assumptions as of December 31, 2002. Such assumptions usually are adjusted annually and the actual amount of expense reported in future periods may be materially different than amounts presented below:



                                                              Projected Expenses for the Years Ending December 31 (a)
---------------------------------------------------------------------------------------------------------------------------------
(In millions)                                            2003             2004             2005          2006         2007
---------------------------------------------------------------------------------------------------------------------------------
Company-sponsored coal-related postretirement
   benefits other than pensions                 $          49               49               49            50           50
Black lung                                                  7                6                6             6            5
Pension                                                     1                3                7             9            7
Administrative and legal expenses                         5-8              3-4              2-3           2-3          2-3
---------------------------------------------------------------------------------------------------------------------------------
Projected legacy expenses                       $       62-65            61-62            64-65         67-68        64-65
---------------------------------------------------------------------------------------------------------------------------------

(a) Excludes operating lease payments, advance minimum royalty payments, property taxes and insurance related to assets that are projected to be sold. The timing of the sales and the amount of expenses each year of these assets is not determinable. The above table does not include any potential future adjustments to contingent liabilities or assets.


The above table does not include certain costs of assets expected to be sold. Such costs may be significant in early 2003. Further, administrative and other costs are expected to be incurred more heavily in early quarters of 2003.

The amounts to be ultimately recorded in 2004 and later years will be dependent on many factors, including inflation in health care and other costs, discount rates, the market value of pension plan assets, the number of participants in various benefit programs, the number of idle mine sites ultimately transferred and the timing of such transfers, and the amount of administrative costs needed to manage the retained liabilities.

Discontinued Operations
Proceeds received from the sales transactions in 2002 approximated $88 million including cash of $42 million, notes receivable of $8 million (six-month term), $16 million representing the present value of royalties (five-year term, $20 million total payments), and liabilities assumed by the purchasers of approximately $22 million.

The assets disposed of primarily included operations including coal reserves, property, plant and equipment, the Company's economic interest in Dominion Terminal Associates ("DTA") and inventory. Certain liabilities, primarily reclamation costs related to properties disposed of, were assumed by the purchasers.

The losses from discontinued operations in the Company's Consolidated Statements of Operations were as follows:

                                   Years Ended December 31
(In millions)                        2002    2001     2000
-------------------------------------------------------------------
Pretax loss from the operations of
   the discontinued segment      $     -       -    (32.4)
Income tax benefit                     -       -    (14.2)
-------------------------------------------------------------------
Loss from the operations of the
   discontinued segment, after tax     -       -    (18.2)
-------------------------------------------------------------------

Loss on the disposal                 13.2   (15.9)  (85.9)
Operating losses during
   the disposal period              (28.1)  (22.2)  (45.0)
Health Benefit Act liabilities and
   curtailment of benefit plans     (24.0)   (8.0) (163.3)
Withdrawal liabilities              (26.8)   (8.2)     -
-------------------------------------------------------------------
Pretax loss on the disposal
   of the discontinued segment      (65.7)  (54.3) (294.2)
Income tax benefit                  (22.8)  (25.1) (105.1)
-------------------------------------------------------------------
Loss on the disposal of the
   discontinued segment, after tax  (42.9)  (29.2) (189.1)
-------------------------------------------------------------------
Loss from discontinued
   operations                    $  (42.9)  (29.2) (207.3)
-------------------------------------------------------------------

Loss on the  Disposal
During 2000, an estimated loss of $85.9 million was recorded to reflect the difference between expected proceeds and the carrying value of assets to be sold. During 2001, an estimated additional net loss of $15.9 million was recorded to reflect changes in expected proceeds to be received and changes in the expected values of assets and liabilities through the anticipated dates of sale or shutdown. A $13.2 million reversal of the previously estimated loss on sale was recorded during 2002 to reflect the final adjustment based on the actual proceeds and values of assets and liabilities at the dates of sale.

Operating Losses
Discontinued Operations accounting required the accrual of expenses expected to be incurred through the end of the disposal period. Accordingly, operating losses (including significant expenses the Company expects to retain and classify in continuing operations subsequent to the disposal date related to Company-sponsored pension and postretirement benefit obligations and black lung obligations) were recognized within discontinued operations in different periods than they would have been recorded if coal were a continuing operation. Total recorded charges for Company-sponsored pension and postretirement benefit obligations and black lung obligations were approximately $2 million, $53 million and $48 million in 2002, 2001 and 2000, respectively. The year 2000 included expenses incurred in 2000 and those expected to be incurred in 2001, while 2001 (which included expenses expected to be incurred in 2002) included only one year of expenses. The amount in 2002 represents the difference between the estimated amount of expenses relating to 2002 that were accrued in 2001 and the amount actually incurred in 2002. The increase in the average amount of annual expense for 2002 (recorded in 2001) versus prior years primarily resulted from the effects of actuarial assumption changes on postretirement medical and pension benefits.

Estimated operating losses, including the above employee expenses, through the originally anticipated period of disposal of $45.0 million were recorded in 2000.

The Company increased the estimated operating losses in 2001 by $22.2 million. The $22.2 million increase included the effect of extending the anticipated period of disposal through the end of 2002, which resulted in $53 million of additional postretirement, pension, and black lung benefit expenses. Also included in the $22.2 million increase was a refund of $23.4 million (including interest) of Federal Black Lung Excise Tax ("FBLET") received during 2001 and an accrual of $9.5 million for litigation settlements that were paid during early 2002.

The Company recorded an additional $28.1 million of operating losses during 2002, primarily reflecting worse-than-expected price, volume and costs per ton of coal as a result of adverse coal market conditions during the year and the sale of coal operations and reserves in 2002.

Health Benefit Act Liabilities and Curtailment of Benefit Plans
In 2000, the Company recorded a $161.7 million liability for its obligations under the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"). In 2002 and 2001, the Company recorded additional charges of $24.0 million and $8.0 million, respectively, to reflect changes in the estimates of the undiscounted liability. This liability will be adjusted in future periods as assumptions change.

The $24.0 million of additional 2002 expense primarily resulted from the Company's being able to obtain and use Company-specific information regarding the age of the beneficiaries covered by the Health Benefit Act rather than using averages relating to the entire population of beneficiaries covered, slightly higher per-beneficiary health care premiums, and slightly lower mortality than was estimated at the end of 2001 for the plan year ended September 30, 2002.

The $8.0 million additional 2001 expense was primarily the result of a higher number of assigned beneficiaries as of October 1, 2001 than was estimated at the end of 2000. The Combined Fund premium per beneficiary for the plan year beginning October 1, 2001 was essentially equal to that estimated at the end of 2000.

During 2000, the Company also recorded a net curtailment loss of $1.6 million, comprising a $6.0 million net curtailment loss on the Company's medical benefit plans and a $4.4 million net curtailment gain on the Company's pension plans.

Withdrawal Liabilities
At December 31, 2001, the Company recorded estimated withdrawal liabilities for coal-related multi-employer pension plans of $8.2 million associated with its planned exit from the coal business. At December 31, 2002, the Company increased the estimated liabilities by $26.8 million to $35.0 million.

The estimated liabilities at December 31, 2002 increased because the funded status of the multi-employer plans deteriorated as of the most recent measurement date. The actual withdrawal liability, if any, is subject to several factors, including funding and benefit levels of the plans as of annual measurement dates (June 30 each year) and the date that the Company is determined to have completely withdrawn from the plans. Accordingly, the ultimate obligation could change materially.

Income Taxes
Income tax benefits attributable to the loss on the disposal of the discontinued segment include the benefits of percentage depletion generated from the active operations during the sale period.

Operating Performance of Former Coal Operations
Since estimated operating losses from the measurement date to the date of disposal of the former coal operations were recorded as part of the estimated loss on the disposal, actual operating results of operations during the disposal period are not included in Consolidated Statements of Operations in the period that they are earned. The following table shows selected financial information for former coal operations during 2002, 2001 and 2000.

(In millions)                       2002     2001     2000
--------------------------------------------------------------------------------
Sales                        $      266.5    384.0     401.0
Operating loss                      (77.5)   (31.7)    (37.0)
--------------------------------------------------------------------------------

Sales in 2002 of $266.5 million for the Company's former coal operations were $117.5 million lower than in 2001 primarily due to a decrease in sales volume because of weak demand in the coal industry and the sale of coal operations and reserves in 2002. The operating loss of $77.5 million in 2002 was $45.8 million higher than in 2001, primarily due to the lower sales volumes, lower Federal Black Lung Excise Tax ("FBLET") refunds and higher benefit costs in 2002. See "Liquidity and Capital Resources - Other Contingent Gains and Losses" for a discussion of FBLET refunds.

Sales in 2001 for the discontinued coal operations decreased $17.0 million as compared to 2000, primarily due to a decrease in volumes, partially offset by higher realizations. The operating loss in 2001 of $31.7 million was $5.3 million lower than in 2000. Results in 2001 included a pretax gain on the receipt of $23.4 million of FBLET refunds during the fourth quarter, partially offset by increased costs associated with difficult geological conditions, an accrual for litigation settlements of $9.5 million as well as higher idle and closed mine costs.

OTHER OPERATIONS

Other Operations comprises the Company's gold, timber and natural gas operations. The Company expects to exit these activities to focus resources on its core Business and Security Services segments. The nature and timing of the exit and any interim actions could result in gains or losses material to operating results in one or more periods.




                                           Revenues                                Operating Profit (Loss)
------------------------------------------------------------------------------------------------------------------
                                                   2002      2001                                   2002    2001
                        Years Ended December 31     VS.       vs.      Years Ended December 31       VS.     vs.
(In millions)            2002     2001    2000     2001      2000       2002    2001   2000         2001    2000
------------------------------------------------------------------------------------------------------------------
OTHER OPERATIONS                                    (%)       (%)                                    (%)     (%)

   Gold              $   15.2     14.6    16.6       4       (12)     $ (7.6)   (1.0)  (1.6)         NM      38
   Timber                20.9     18.2    13.0      15        40        (1.0)   (2.7)  (1.6)         63     (69)
   Natural gas (a)        6.8      7.4     5.9      (8)       25         9.0    11.3    8.9         (20)     27
------------------------------------------------------------------------------------------------------------------
                     $   42.9     40.2    35.5       7        13      $  0.4     7.6    5.7         (95)     33
------------------------------------------------------------------------------------------------------------------

(a)  Natural gas royalties are included within other operating income.


Gold
In the fourth quarter 2002, the Company entered into an agreement to negotiate the sale of its interests in its gold mining joint ventures to MPI Mines Ltd. ("MPI"), a publicly traded equity affiliate in which the Company has a minority interest, in exchange for additional shares of MPI and other consideration. The transfer is contingent upon various factors. The Company does not presently control MPI and does not expect to control MPI after the exchange.

The 4% increase in revenues for the Company's gold operations in 2002 resulted from an 8% stronger Australian dollar compared to the U.S. dollar, partially offset by a 4% decrease in the ounces of gold sold. Gold prices in U.S. dollar terms were 8% higher in 2002 over 2001, however Australian dollar gold prices were even with prior year due to the stronger Australian dollar. The 2002 operating loss reflected a $5.7 million impairment of long-lived assets and the recognition of $1.4 million of previously deferred losses on certain gold forward sales contracts. The losses on these contracts, which had previously been accounted for as hedges, were recognized in earnings since the hedged transactions were no longer deemed probable as a result of the potential transfer of the Company's interest in its joint ventures to MPI.


Lower net sales for the Company's gold operations during 2001 as compared to 2000 primarily resulted from a decrease in ounces of gold sold and a strong U.S. dollar, partially offset by higher gold realizations. The lower operating loss in 2001 as compared to 2000 reflected the effects of a stronger U.S. dollar and higher gold realizations, partially offset by a reduction in sales and production volume. In addition, the operating loss in 2000 included expenses of $0.4 million associated with the discontinuation of exploration activities in Nevada and a charge of $1.1 million relating to the impairment of an open pit project in Australia.

Timber
Revenues from the Company's timber operations are primarily from the sale of wood chips, logs and lumber. Revenues for the Company's timber operations were higher in 2002 as compared to 2001 primarily due to a 95% increase in the volume of logs sold. In addition, higher revenues in 2002 resulting from a 12% increase in the volume of wood chips sold were partially offset by a 12% decrease in the volume of lumber sold. The improved operating results in 2002 were primarily due to the higher revenues discussed above.

The increase in revenues from the Company's timber operations in 2001 as compared to 2000 was primarily due to increased timber sales volumes, partially offset by a decline in lumber prices. The increase in operating loss for 2001 as compared to 2000 was largely the result of the lower lumber prices.

Natural Gas
The decrease in revenues and operating profit including royalty income from the Company's natural gas operations in 2002 as compared to 2001 resulted from a 7% reduction in natural gas prices and a 4% reduction in volumes sold. Prices of natural gas increased in the fourth quarter of 2002 and were 15% higher than the third quarter of 2002.

The increase in revenues and operating profit in 2001 compared to 2000 resulted from higher natural gas prices and increases in productive assets.

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

Brink's Venezuelan subsidiary was considered highly inflationary in 2000, 2001 and 2002, however Venezuela will no longer be treated as highly inflationary effective January 1, 2003. The Company estimates that had Venezuela not been treated as highly inflationary effective January 1, 2002, revenues in 2002 would have decreased by $1.1 million and operating profit and pretax income would have increased by $2.4 million and $1.9 million, respectively. It is possible that Venezuela may be considered highly inflationary again at some time in the future.


The Company is exposed to certain risks when it operates in highly inflationary economies, including the risk that

o the rate of price increases for services will not keep pace with cost inflation,
o adverse economic conditions in the highly inflationary country may discourage business growth which could affect the demand for the Company's services and;
o the devaluation of the currency may exceed the rate of inflation and reported U.S dollars revenues and profits may decline.

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

CORPORATE EXPENSES

In 2002, general corporate expenses totaled $23.1 million compared with $19.3 million and $21.2 million in 2001 and 2000, respectively. Year-over-year variances primarily reflected lower employee-related costs in 2001.

INTEREST EXPENSE

Interest expense decreased $9.3 million in 2002 and $11.0 million in 2001 as compared to 2001 and 2000, respectively. These decreases were primarily due to lower average borrowings and borrowing costs.

OTHER EXPENSE, NET

Other expense, net, of $2.6 million in 2002 decreased from $6.7 million in 2001, primarily due to the receipt of $5.9 million in Stabilization Act compensation in 2002, partially offset by a $3.9 million gain on the sale of marketable securities in 2001.

Minority interest expense in 2002 decreased $3.6 million as compared to 2001. Discounts and other fees associated with the sale of a revolving interest in certain of BAX Global's accounts receivable decreased $2.4 million as a result of lower borrowing costs of the conduit that purchased BAX Global's accounts receivable. The discount on the sale of the receivables is based on its conduits' borrowing costs.

Other expense, net, of $6.7 million in 2001 increased from $3.9 million in 2000, primarily due to an increase of $3.4 million in discounts and other fees related to BAX Global's accounts receivables (the securitization program began at the end of 2000) and a $3.2 million increase in minority interest expense, partially offset by a 2001 gain of $3.9 million on the sale of marketable securities.

INCOME TAXES

The provision for income taxes from continuing operations was greater than the statutory federal rate primarily due to the changes in valuation allowances ($1.5 million in 2002, $1.3 million in 2001 and $1.8 million in 2000) related to foreign deferred tax assets, and certain differences in foreign tax rates versus the statutory federal tax rate. The 2002 effective tax rate was even with 2001, reflecting the reversal of certain accruals for U.S. tax contingencies in 2002, offset by the tax effects of the Company's change in the method of accounting for goodwill (See Note 1 to the Consolidated Financial Statements).


In 2001 and 2000, the provision for income taxes from continuing operations was greater than the statutory federal income tax rate of 35% primarily due to goodwill amortization, partially offset by lower taxes on foreign income. In 2000, the $57.5 million BAX Global restructuring charge and lower consolidated pretax income caused non-deductible items (principally goodwill amortization) to be a more significant factor in calculating the effective tax rate. As a result of Coal Operations being reported as discontinued operations, the tax benefits of percentage depletion are not reflected in the effective tax rate of continuing operations.

Based on the Company's historical and future expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets, net of the valuation allowance, recorded at December 31, 2002.

RECONCILIATION OF NON-GAAP MEASURES

Monthly Recurring Revenues

                                    Years Ended December 31
 (In millions)                       2002     2001    2000
----------------------------------------------------------------------
Monthly recurring
   revenues  ("MRR")             $   21.1     19.2    18.0
Amounts excluded from MRR:
   Amortization of deferred revenue   2.0      1.8     2.0
   Other revenues (a)                 1.2      1.6     0.6
----------------------------------------------------------------------
Revenues (GAAP basis):
   December                          24.3     22.6    20.6
   January - November               258.1    235.0   217.5
----------------------------------------------------------------------
   January - December            $  282.4    257.6   238.1
----------------------------------------------------------------------

(a)      Revenues that are not pursuant to monthly contractual billings.

The Company believes the presentation of MRR is useful to investors because the measure is used to assess the amount of recurring revenues a home security business produces.

LIQUIDITY AND CAPITAL RESOURCES

Summary of cash flows before financing activities:

                                    Years Ended December 31
(In millions)                       2002     2001    2000
-------------------------------------------------------------------------
OPERATING ACTIVITIES

Before changes in operating
   assets and liabilities        $  286.6    275.0   275.5
Changes in assets and
   liabilities                       21.3     38.2    63.9
Discontinued operations             (66.6)     6.9    30.4
-------------------------------------------------------------------------
     Operating activities           241.3    320.1   369.8
-------------------------------------------------------------------------
INVESTING ACTIVITIES

Capital and aircraft heavy
   maintenance expenditures        (235.2)  (208.6) (264.9)
Proceeds from disposition of
   assets and investments            48.0      9.3     4.1
Other                                (1.5)   (14.7)   (5.5)
Discontinued operations             (19.7)   (11.1)   (7.4)
-------------------------------------------------------------------------
     Investing activities          (208.4)  (225.1) (273.7)
-------------------------------------------------------------------------
Cash flows before
   financing activities          $   32.9     95.0    96.1
-------------------------------------------------------------------------

OPERATING ACTIVITIES

Cash provided by operating activities was $78.8 million lower in 2002 than in 2001. The primary reason was an increase of $73.5 million in cash used by discontinued operations as a result of higher losses from discontinued operations. In addition, $40.7 million higher income from continuing operations (before $17.5 million of after-tax impairment and other charges) was more than offset by a $35.1 million contribution to the Company's primary U.S. pension plan and the lower level of cash provided by changes in net working capital. The after-tax impairment and other charges of $17.5 million were related to the Company's former coal operations ($12.5 million) and its gold interests ($5.0 million).

Cash provided by net working capital in 2001 reflected lower receivable levels at BAX Global associated with lower 2001 revenue. Higher cash used by the Company's discontinued coal operations in 2002 was primarily related to higher operating losses resulting from weak coal market conditions and the sale of coal operations and reserves in 2002, lower FBLET refunds and the payment of litigation settlements.

Changes in cash as a result of the Company's accounts receivable securitization program are included in "changes in assets and liabilities" within operating activities. The Company sold its initial interest in BAX Global's accounts receivables for $85.0 million in 2000. During 2001, the net amount of revolving interest sold decreased by $16.0 million to $69.0 million. During 2002, the net amount of revolving interest sold increased by $3.0 million to $72.0 million.

INVESTING ACTIVITIES

Capital Expenditures and Aircraft Heavy Maintenance Activities

                                    Years Ended December 31
(In millions)                        2002     2001    2000
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES

Brink's                          $   79.3     71.3    73.9
BHS                                  86.9     81.3    74.5
BAX Global                           27.1     33.1    60.1
Other                                10.8      7.2     5.1
Corporate                             0.1      0.2     0.8
--------------------------------------------------------------------------------
Total                            $  204.2    193.1   214.4
--------------------------------------------------------------------------------
Aircraft heavy
   maintenance expenditures      $   31.0     15.5    50.5
--------------------------------------------------------------------------------

Higher capital expenditures in 2002 as compared to 2001 were primarily due to an increase in spending on armored vehicles, facilities and information technology at Brink's and an increase in customer installations at BHS.

Aircraft heavy maintenance expenditures increased $15.5 million during 2002 as compared to 2001 as a result of the timing of regularly scheduled maintenance for airplanes. The Company expects to spend between $25 million and $35 million on aircraft heavy maintenance in 2003.

Capital expenditures for continuing operations in 2003 are currently expected to range from $200 million to $230 million, depending on operating results throughout the year. Expected capital expenditures for 2003 reflect an increase in customer installations at BHS and information technology spending at Brink's and BAX Global.

Proceeds from Disposition of Assets and Investments
Proceeds from disposition of assets and investments in 2002 included approximately $42 million of cash proceeds associated with the disposal of the Company's former coal operations.

BUSINESS SEGMENT CASH FLOWS

The Company's consolidated cash flows available for financing depends on each of the operating segments' cash flows.

                                   Years Ended December 31
(In millions)                        2002     2001     2000
----------------------------------------------------------------------
CASH FLOWS BEFORE FINANCING ACTIVITIES

Brink's                          $   57.6     40.7    37.1
BHS                                  26.3     25.8    22.1
BAX Global                           13.4     32.1    (3.2)
Corporate and Other Operations      (20.4)     0.6    17.1
Former coal operations
   sales proceeds                    42.3      -       -
Discontinued operations             (86.3)    (4.2)   23.0
----------------------------------------------------------------------
Cash flows before
   financing activities          $   32.9     95.0    96.1
----------------------------------------------------------------------


Comparison of 2002 and 2001
Cash flows before financing activities at Brink's in 2002 were above the 2001 period primarily due to an increase in cash generated by working capital during 2002, and an improvement in operating performance.

Cash flows before financing activities at BHS in 2002 increased slightly, primarily due to higher operating profit and noncash depreciation in 2002, partially offset by higher capital expenditures and deferred subscriber acquisition costs associated with a higher number of installations.

The decrease in cash flows before financing activities at BAX Global in 2002 as compared to 2001 is primarily due to $15.5 million of higher aircraft heavy maintenance expenditures and a decrease in cash provided from changes in working capital levels discussed above, partially offset by improved operating results and lower capital expenditures. Cash flows before financing for BAX Global in 2001 included $3.9 million of proceeds from the sale of marketable securities.

Cash flows before financing for Corporate and Other Operations in the 2002 period reflect a contribution of $35.1 million to the Company's primary U.S. pension plan.

Discontinued operations' cash flow before financing was lower in 2002 than 2001 primarily due to a larger operating loss resulting from weak coal market conditions and the sale of coal operations and reserves in 2002, necessary spending on the development of a deep mine, lower FBLET refunds and payments of litigation settlements. Discontinued operations' cash flows before financing in 2001 included $23.4 million of FBLET refunds. Included in the discontinued operations cash flows before financing are payments for benefits for inactive coal employees, reclamation and other liabilities. Following the disposition of its discontinued operations, the Company expects to continue to be liable for such payments (See Significant Contractual Obligations below).

Comparison of 2001 to 2000
The improvement in cash flows before financing activities at Brink's in 2001 as compared to 2000 was primarily due to higher cash generated by working capital, partly offset by lower operating results in 2001. Cash flows before financing activities at BHS in 2001 approximated those in 2000.

The improvement in cash flows before financing at BAX Global in 2001 over 2000 is primarily due to $62.1 million lower spending for capital expenditures and aircraft heavy maintenance and a reduction in net working capital.

Discontinued operations' cash flow before financing in 2000 was higher than 2001 primarily as a result of a $44.4 million reduction in working capital used in 2000. Discontinued operations in 2001 included a $23.4 million refund of FBLET.

FINANCING ACTIVITIES

Net cash flows used by financing activities were $16.7 million for 2002 compared with $101.7 million in 2001 and $124.5 million in 2000. The Company's cash provided by financing activities are typically from short-term borrowings or from net borrowings under the Company's revolving bank credit facility, discussed below. The Company also borrowed $20 million during 2002 and $75 million during 2001 under long-term issuances of Senior Notes, as discussed below. During 2002 the Company redeemed all outstanding shares of its convertible preferred stock at an aggregate redemption price of $10.8 million.

Net cash flows used in financing activities in 2000 reflected repayments under a bank credit facility (described below) with the proceeds from the sale of $85.0 million of accounts receivable at BAX Global, as well as from the proceeds of increased borrowings in late 1999 and repayments of a portion of the debt of Brink's France and Venezuela affiliates during 2000.

In September 2002, the Company entered into an unsecured $350 million bank credit facility (the "Facility") which replaced the previous bank credit agreement of $362.5 million. The Company may borrow on a revolving basis over a three-year term ending September 2005. At December 31, 2002, $199.8 million was available for borrowing under the Facility.

The Company has three unsecured multi-currency revolving bank credit facilities that total $110 million in available credit, of which $43.5 million was available at December 31, 2002 for additional borrowing. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks.

Amounts borrowed under these agreements are included in short-term borrowings. During November 2002, the Company entered into a new multi-currency facility totaling $35 million and during December 2002, the Company renegotiated a $45 million multi-currency revolving bank facility (to replace an existing $60 million facility). These facilities are included in the $110 million noted above.

In April 2002, the Company completed a $20.0 million private placement of 7.17% Senior Notes with maturities ranging from four to six years. The Company also has $75.0 million of Senior Notes issued in 2001, that are scheduled to be repaid in 2005 through 2008. The Company has the option to prepay all or a portion of the Notes prior to maturity with a prepayment penalty. The proceeds from issuance of the Senior Notes were used to repay borrowings under the Company's U.S. revolving bank credit facility in each year. The Notes are unsecured.

The U.S. bank credit agreement, the agreement under which the Senior Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. A failure to comply with the terms of one of these loan agreements could result in the acceleration of the repayment terms in that agreement as well as the Company's other agreements. At December 31, 2002, the Company was in compliance with all financial covenants.

The Company believes it has adequate sources of liquidity to meet its near-term requirements.

As of December 31, 2002, debt as a percentage of capitalization (total debt and shareholders' equity) was 49% compared to 38% at December 31, 2001. The increase was due to $95 million lower equity and $61 million higher debt. The Company recorded a $131 million charge to equity in 2002 related to minimum pension liabilities. The Company also reclassified $43 million associated with DTA to long-term debt in 2002 from other liabilities. See Notes 11 and 12.

During 2002, 2001 and 2000, the Company paid dividends on Pittston Common Stock of $5.2 million ($0.10 per share), $5.1 million ($0.10 per share) and $5.0 million ($0.10 per share), respectively. In 2002, 2001, and 2000, dividends paid on the Convertible Preferred Stock amounted to $0.5 million, $0.7 million and $0.9 million, respectively.

Future regular dividends are dependent on the Company's earnings, financial condition, cash flow and business requirements and must be declared by the Board. At present, the annual dividend rate for Pittston Common Stock is $0.10 per share. In February 2003, the Board declared a quarterly cash dividend of $0.025 per share on Pittston Common Stock, payable on March 3, 2003 to shareholders of record on February 18, 2003.

Under a share repurchase program authorized by the Board, the Company purchased $2.2 million of Convertible Preferred Stock during 2000 and redeemed all its outstanding shares of Convertible Preferred Stock for $10.8 million in 2002. See Capitalization below for further information on the Company's share repurchase program.

SIGNIFICANT CONTRACTUAL OBLIGATIONS

The following table includes certain significant contractual obligations of the Company. See Notes 12, 14 and 21 to the Consolidated Financial Statements for additional information related to these and other obligations.


                                                         Payments Due by Period
---------------------------------------------------------------------------------------------
                                                           2004-   2006-  Later
(In millions)                                      2003    2005    2007   Years     Total
---------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS WITH FIXED MINIMUM PAYMENTS

ONGOING BUSINESSES:
   Operating leases (a)                        $  123.6   161.9    82.1   144.6     512.2
   Unconditional purchase obligations (b):
     ACMI (c)                                      32.5     6.6      -       -       39.1
     Service contracts                              6.1     5.9      -       -       12.0
     Property and equipment                          -     13.2      -       -       13.2
   Long-term debt (d)                              13.3   170.5    57.7    76.0     317.5
   Aircraft lease obligations                      13.4    42.1      -       -       55.5

FORMER COAL OPERATIONS:
   Operating leases expected to be:
     Assumed by purchasers                          0.5     0.2     0.1      -        0.8
     Retained (e)                                   1.2      -       -       -        1.2
   Advance minimum royalties expected to be:
     Assumed by purchasers                          0.7     1.9     1.5    21.0      25.1
     Retained (e)                                   2.2     5.2     2.1    19.6      29.1
---------------------------------------------------------------------------------------------
   Total                                       $  193.5   407.5   143.5   261.2   1,005.7
---------------------------------------------------------------------------------------------

(a) Payments for operating leases in ongoing businesses are recognized as an expense in the Consolidated Statement of Operations as incurred.
(b) Payments made pursuant to unconditional purchase obligations are recognized as an expense in the Consolidated Statement of Operations as incurred. Unconditional purchase obligations generally specify a minimum amount of service or product to be consumed by the Company, and the Company currently expects to consume at least the minimum levels specified in its contracts.
(c) Aircraft, crew, maintenance and insurance agreements.
(d) Long-term debt (including capital lease obligations) is reduced when payments of principal are made. Table excludes interest payments.
(e) Former coal operations' obligations that have been or are expected to be retained have been recorded as liabilities. See "Legacy Liabilities" below.

The following table includes certain other significant estimated payments related to the Company's former coal operations for the next five years where minimum payments are not fixed. The amounts are based on actuarial and operations assumptions as of December 31, 2002. The actual amount of payments made in future periods may be materially different than amounts presented below:



                                           Estimated Payments by Period
--------------------------------------------------------------------------
                                                        2004-    2006-
(In millions)                                   2003    2005     2007
--------------------------------------------------------------------------
 Postretirement benefits other than pensions:
    Company-sponsored medical plans              $31      68      76
    Health Benefit Act                             9      19      20
    Black lung                                     6      12      12
 Workers' compensation                             6       8       5
 Reclamation and inactive mine costs              12       4       2
 Administrative                                    5       7       4
--------------------------------------------------------------------------
    Total (a)                                    $69     118     119
--------------------------------------------------------------------------

(a) Excludes the Company's estimated withdrawal obligations of $35.0 million from coal-related multi-employer pension plans. The timing and the actual amount to be paid, if any, will be based on the funded status of the plans as of the beginning of the plan year that a withdrawal has deemed to have occurred.


Pension Plans
The Company has noncontributory defined benefit pension plans covering substantially all nonunion employees in the U.S. who meet certain requirements. Information regarding these plans and the Company's other pension plans can be found in Note 15 to the Consolidated Financial Statements.

Due to the continuing weak performance of U.S. and international investment markets during 2002, the Company made a voluntary contribution of $35.1 million to its primary U.S. pension plan trust in September 2002.

Based on the plan's liabilities and asset position as of December 31, 2002 as well as actuarial assumptions as of that date, there is no requirement for the Company to contribute additional amounts through 2005, but it could be required to make significant contributions after 2005.

Funding requirements depend on applicable regulations and laws, future returns on plan assets and future discount rates and other factors. The Company may elect to contribute to its U.S. pension plan prior to any future required funding date. Amounts which are required to be funded in future periods could change materially from current estimates.

As discussed in Results of Operations, each of the Company's business segments and its former coal operations expects to report higher pension expense in 2003. On a consolidated basis, the increase in pension expense for 2003 is expected to be approximately $23 million, including $6 million related to former coal operations. The Company also expects approximately $13 million in average increases in each of 2004 and 2005 based on assumptions as of December 31, 2002. For additional information regarding the assumptions that the Company has used to project further pension expense, see "Application of Critical Accounting Policies and Recent Accounting Pronouncements."

Other Commercial Commitments
The following table includes certain commercial commitments of the Company as of December 31, 2002. See Notes 12, 14 and 21 of the Consolidated Financial Statements for additional information related to these and other commitments.

                   Amount of Commitment Expiring each Period
                 ----------------------------------------------
                               2004-  2006-   Later
(In millions)           2003   2005   2007    Years   Total
--------------------------------------------------------------------------

Undrawn letters
   of credit         $  58.4      -      -      4.0    62.4
Operating leases (a)     3.4   12.1      -        -    15.5
--------------------------------------------------------------------------

(a) Maximum residual guarantees of certain operating leases. See Note 14 in the Consolidated Financial Statements.

Accounts Receivable Securitization
At December 31, 2002, the Company has sold an undivided interest in certain of its BAX Global U.S. accounts receivable balances, which amounts are not included in the Consolidated Balance Sheets or in the previous table. See Note 13 to the Consolidated Financial Statements. Under this program, the Company sells without recourse an undivided ownership interest in a pool of accounts receivable to a third party (the "conduit"). The conduit issues debt to fund their purchase, and the Company used the proceeds it received from the initial purchase primarily to pay down its outstanding debt. The Company has no obligation related to the conduit's debt, and there is no existing obligation to repurchase sold receivables. Upon termination of the program, the conduit would cease purchasing new receivables and collections related to the sold receivables would be retained by the conduit. If the program is terminated, the Company would more than likely use its credit sources to finance the higher level of receivables.


Surety Bonds
The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers' compensation, to reclaim lands used for mining by the Company's former coal operations and to satisfy other benefits. As of December 31, 2002, the Company had outstanding surety bonds with third parties totaling approximately $235 million that it has arranged in order to satisfy the various security requirements. Most of these bonds provide financial security for previously recorded liabilities. Because some of the Company's reclamation obligations have been assumed by purchasers of the Company's former coal operations, $67 million of the Company's surety bonds are expected to be replaced by purchasers' surety bonds. These bonds are typically renewable on a yearly basis, however there can be no assurance the bonds will be renewed or that premiums in the future will not increase. If the surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its U.S. credit facility to provide letters of credit or other collateral to secure its obligations.

LEGACY LIABILITIES AND ASSETS

Under U.S. generally accepted accounting principles ("GAAP"), some of the Company's assets and liabilities from its former coal operations ("Legacy" assets and liabilities) are not fully recorded on the balance sheet because certain losses have been deferred. In addition, some of the liabilities under GAAP are discounted to reflect a present value, while others have not been discounted. To facilitate an understanding of the estimated present value of the Company's legacy liabilities as of December 31, 2002, the following table presents a "Legacy Value" that includes the full value of the Company's liabilities, discounted to a present value (for those liabilities with extended payment dates). PLEASE NOTE THAT THIS IS NOT A GAAP PRESENTATION AND THIS TABLE SHOULD ONLY BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS. The Legacy Values are considered non-GAAP measures, and the table below reconciles each Legacy Value to its GAAP counterpart.

                                                                              December 31, 2002
-----------------------------------------------------------------------------------------------------------------------
                                                 Legacy         Add Back Present  Losses Not Yet Recognized       GAAP
(In millions)                                    Value (e)        Value Effect           Under GAAP              Amount
-----------------------------------------------------------------------------------------------------------------------
Legacy liabilities:
   Company-sponsored retiree medical (a)      $  518.3                 -                 (250.6)                267.7
   Health Benefit Act (b)                         90.2                83.9                -                     174.1
   Black lung (c)                                 60.0                 -                  (14.6)                 45.4
   Workers' compensation                          37.4                 -                  -                      37.4
   Reclamation and inactive mines                 21.5                 -                  -                      21.5
   Advance minimum royalties                      14.7                 -                  -                      14.7
-----------------------------------------------------------------------------------------------------------------------
Legacy liabilities (d)                           742.1                83.9               (265.2)                560.8
-----------------------------------------------------------------------------------------------------------------------
Legacy assets:
   VEBA                                       $   18.2                 -                  -                      18.2
   Present value of royalties receivable          15.7                 -                  -                      15.7
   Deferred tax assets (f)                       247.8                29.4                (92.8)                184.4
-----------------------------------------------------------------------------------------------------------------------

(a) Company-sponsored retiree medical liabilities are accounted for in the Company's Consolidated Financial Statements in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Generally, SFAS No. 106 requires a liability be recorded for the present value of future obligations, although SFAS No. 106 requires an exception for actuarial gains and losses. Actuarial gains and losses occur as a result of actual events differing from assumptions and changes in assumptions used to estimate the liability, including assumptions as to the discount rate used to compute the present value, expected health care inflation rates and life expectancy rates. Actuarial gains and losses are not immediately recognized in earnings because SFAS No. 106 requires employers to defer these gains and losses and then amortize these gains and losses into earnings in future periods if the total unrecognized net gains and losses exceed 10% of the accumulated postretirement benefit obligation. As a result, the Company's balance sheet does not reflect these liabilities at the full present value of the ultimate projected obligations at the end of the year. The Legacy Value in the table reflects the Company's liability had the Company's total projected obligations been fully accrued at the end of the year. The Company discloses the projected amount of its obligation before the required deferral of unrecognized gains and losses as "accumulated plan benefit obligation" in Note 15 to the Consolidated Financial Statements.

(b) Health Benefit Act liabilities are accounted for in accordance with EITF No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992" and accordingly, the Company has accrued the undiscounted estimate of its projected obligation. As discussed in Note 15 to the Consolidated Financial Statements, the Company uses various assumptions to estimate its liability to The United Mine Workers of America Combined Fund (the "Combined Fund") for future annual premiums, including the number of assigned and unassigned beneficiaries in future periods, medical inflation, and the amount of funding of the Combined Fund to be provided from the Abandoned Mine Reclamation Fund in future periods. The estimated annual payments are expected to be paid out over the next seventy or more years. To determine its Legacy Value, the Company's actuaries discounted the estimated future cash flows to a present value amount using a discount rate of 6.75%. The Company's estimates of annual payments may change materially due to changes in future assumptions. Statutory changes to the 1992 law under which such benefits are paid also could materially affect the Company's estimate of its liability in the future. The estimation of the Legacy Value should not be considered a precise estimate because of the many variables that have been used to determine the estimate, including the discount rate and the amount of expected annual cash flows. There are many factors that may change and cause the amount recorded in the balance sheet to not be representative of the amount the Company may actually pay.

                                      -24-

(c) Actuarial gains and losses resulting from changes in estimates of the Company's black lung liabilities are deferred and amortized into earnings in future periods. As a result, the Company's balance sheet does not report these liabilities as if the Company's projected obligation had been fully accrued at the end of the year. The Legacy Value in the table reflects the Company's projected obligations had it been fully accrued at the end of the year. Of the Company's $60.0 million of present value of self-insured black lung benefit obligations at December 31, 2002, approximately $45.4 million had been recognized on the balance sheet, with the difference relating to deferred unrecognized actuarial losses (see Note 15 to the Consolidated
    Financial Statements).

(d) Legacy liabilities above exclude the Company's estimated withdrawal obligations of $35.0 million from coal-related multi-employer pension plans. The timing and actual amount to be paid, if any, will be based on the funded status of the plans as of the beginning of the plan year in which a withdrawal has deemed to have occurred. See "Results of Operations - Former Coal Operations" and "Application of Critical Accounting Policies and Recent Accounting Pronouncements."

(e) The Legacy Value table includes the Company's significant long-term coal-related assets and liabilities. Other shorter-term coal-related assets and liabilities have been excluded from the total amount of the Legacy Value table.

(f) The Company has not yet taken deductions in its tax returns for most of the accrued legacy liabilities. The Company has recorded a deferred tax asset for the amount of taxes on future taxable income it will not have to pay resulting from the payment/tax deductions of the legacy liabilities. An estimate of the incremental tax effect of the pretax reconciling items have been included in the deferred tax assets (Legacy Value basis) assuming a 35% incremental tax rate.


The above estimated Legacy Value and GAAP amounts are as of December 31, 2002. These estimated amounts will be adjusted annually to reflect actual experience, annual actuarial revaluations and periodic revaluations of reclamation liabilities. The amounts are based on a variety of estimates, including actuarial assumptions, as described below in the Application of Critical Accounting Policies and in the Notes to the Consolidated Financial Statements.

Under the Health Benefit Act, the Company and various subsidiaries are jointly and severally liable for approximately $386 million, at Legacy Value, of postretirement medical and Health Benefit Act obligations in the above table.

OTHER CONTINGENT GAINS AND LOSSES

Federal Black Lung Excise Tax ("FBLET")
On February 10, 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the FBLET is unconstitutional as applied to export coal sales. A total of $0.8 million (including interest) was refunded in 1999 for the FBLET that those companies paid for the first quarter of 1997. The Company sought refunds of the FBLET it paid on export coal sales for all open statutory periods and received refunds of $23.4 million (including interest) during the fourth quarter of 2001. During the fourth quarter of 2002, the Company reached a settlement under which it will collect additional refunds of $3.2 million.

The Company continues to pursue the refund of other FBLET payments. Due to uncertainty as to the ultimate additional future amounts to be received, if any, which could amount to as much as $18 million (before income taxes), as well as the timing of any additional FBLET refunds, the Company has not currently recorded receivables for such other FBLET refunds.

Environmental Remediation
The Company has agreed to pay 80% of the remediation costs arising from hydrocarbon contamination at a formerly owned petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which was sold in 1983. The Company is in the process of remediating the site under an approved plan. The Company estimates its portion of the actual remaining clean-up and operational and maintenance costs, on an undiscounted basis, to be between $2.2 million and $4.3 million. The Company is in discussions with another potentially responsible party to recover a portion of the amount paid and to be paid by the Company related to this matter.

Litigation
The Company is defending potentially significant civil suits relating to its former coal business. Although the Company is defending these cases vigorously and believes that its defenses have merit, there exists the possibility that one or more of these suits ultimately may be decided in favor of the plaintiffs. If so, the Company expects that the ultimate amount of unaccrued losses could range from $0 to $25 million.

CAPITALIZATION

At December 31, 2002, the Company had 100 million shares of Pittston Common Stock authorized and 54.3 million shares issued and outstanding. The Company has the remaining authority to purchase up to 1.0 million shares of Pittston Common Stock with an aggregate purchase price limitation of $19.1 million. The Company made no such purchases during 2002.

The Company has the authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

2000 ACCOUNTING CHANGE

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

The sensitivity analyses discussed below for the market risk exposures were based on facts and circumstances in effect at December 31, 2002. Actual results will be determined by a number of factors that are not under management's control and could vary materially from those disclosed.


INTEREST RATE RISK

The Company uses both fixed and floating rate debt denominated primarily in U.S. dollars to finance its operations. Floating rate debt obligations, including the Company's U.S. bank credit facility, expose the Company to fluctuations in interest expense due to changes in the general level of interest rates. To a lesser extent, the Company uses debt denominated in foreign currencies, primarily including euros and British pounds.

In order to limit the variability of the interest expense on its debt, the Company has converted the floating rate cash flows on a portion ($65.0 million effective through September 2003 and $50.0 million effective September 2003 through August 2005) of its $350.0 million revolving credit facility to fixed-rate cash flows by entering into interest rate swap agreements which involve the exchange of floating rate interest payments for fixed rate interest payments. The fair value liability of these interest swaps at December 31, 2002 was $2.4 million. In addition to the interest rate swaps, the Company also has fixed rate debt, including the Company's Senior Notes. The fixed rate debt and interest rate swaps are subject to fluctuations in their fair values as a result of changes in interest rates.

Based on the effective interest rates on the floating rate debt outstanding at December 31, 2002, a hypothetical 10% increase in these rates would increase interest expense by approximately $0.5 million over a twelve-month period. (In other words, the Company's weighted average interest rate on its floating rate debt was 3.68% per annum at December 31, 2002. If that average rate were to increase by 37 basis points to 4.05%, the interest expense associated with these borrowings would increase by $0.5 million annually). The effect on the fair value of fixed rate debt and interest rate swaps for a hypothetical 10% uniform shift (as a percentage of market interest rates) in the yield curves for interest rates in various countries from year-end 2002 levels is not material.

FOREIGN CURRENCY RISK

The Company, primarily through its Brink's and BAX Global operations, has certain exposures to the effects of foreign exchange rate fluctuations on the results of foreign operations which are reported in U.S. dollars.

The Company is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of domestic and foreign operations. To mitigate these exposures, the Company, from time to time, enters into foreign currency forward contracts.

The Company does not purchase derivative instruments to hedge investments in foreign subsidiaries due to their long-term nature.


The effects of a hypothetical simultaneous 10% appreciation in the U.S. dollar from year-end 2002 levels against all other currencies of countries in which the Company operates were measured for their potential impact on, (i) translation of earnings into U.S. dollars based on 2002 results, (ii) transactional exposures, and (iii) translation of investments in foreign subsidiaries. The hypothetical effects would be approximately (i) $3.6 million unfavorable for the translation of net income into U.S. dollars, (ii) $2.6 million favorable net income effect for transactional exposures, and (iii) $33.1 million unfavorable change to the Company's cumulative translation adjustment (equity).

COMMODITIES PRICE RISK

The Company consumes and sells various commodities in the normal course of its business and, from time to time, utilizes derivative instruments to minimize the variability in forecasted cash flows due to price movements in these commodities. The derivative contracts are entered into in accordance with guidelines set forth in the Company's hedging policies.

The Company utilizes forward swap contracts for the purchase of jet fuel to fix a portion of forecasted jet fuel costs at specific price levels and it utilizes option strategies to hedge a portion of the remaining risk associated with jet fuel. In most cases, the Company is able to adjust its pricing through the use of surcharges on customers to partially offset large increases in the cost of jet fuel.

The Company utilizes forward sales contracts and option strategies to hedge the selling price on a portion of its forecasted natural gas and gold sales.

The following table represents the Company's outstanding commodity hedge contracts as of December 31, 2002. Amounts presented as the fair value after a hypothetical 10% change in commodity prices reflect a hypothetical 10% reduction in the future price of jet fuel and a hypothetical 10% increase in the future prices of gold and natural gas.

                                                 Estimated Fair Value of
                                                   Assets (Liabilities)
                                                --------------------------
                                    Notional                  With 10%
(In millions, except as noted)       Amount        Actual   Price Change
--------------------------------------------------------------------------------
Forward gold sale contracts (a)       89.0      $ (2.9)       (5.5)
Forward swap and option contracts:
   Jet fuel purchases (b)             19.0         2.3         0.8
   Natural gas sales (c)               0.6        (0.7)       (1.0)
--------------------------------------------------------------------------------

(a) Notional amount in thousands of ounces of gold.  Excludes equity affiliates.
(b) Notional amount in millions of gallons of fuel.
(c) Notional amount in millions of MMBTUs.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

The application of accounting principles requires the use of estimates and judgments which are the responsibility of management. Management makes such estimates and judgments based on, among other things, knowledge of operations, markets, historical trends and likely future changes, similarly situated businesses and, when appropriate, the opinions of advisors with knowledge and experience in certain fields. Many assumptions, judgments and estimates are straightforward. However, due to the nature of certain assets and liabilities, there are uncertainties associated with some of the judgments, assumptions and estimates which are required to be made. Reported results could have been materially different under a different set of assumptions and estimates for certain accounting principle applications.

Management has discussed the development and selection of the following critical accounting estimates with the Audit and Ethics Committee of the Board of Directors and the Audit and Ethics Committee has reviewed the Company's disclosure relating to such estimates.

DEFERRED TAX ASSETS

It is common for companies to record expenses and accruals before such expenses and costs are paid. In the U.S. and most other countries and tax jurisdictions, many deductions for tax return purposes cannot be taken until the expenses are paid.

Similarly, certain tax credits and tax loss carryforwards cannot be used until future periods when sufficient taxable income is generated. In these circumstances, under GAAP, companies accrue for the tax benefit expected to be received in future years if, in the judgment of management, it is "more likely than not" that the company will receive such benefits. Such benefits (deferred tax assets) are often offset, in whole or in part, by the effects of deferred tax liabilities which relate primarily to deductions available for tax return purposes under existing tax laws and regulations before such expenses are reported as expenses under GAAP.

As of December 31, 2002, the Company had in excess of $400 million of net deferred tax assets on its consolidated balance sheet. For more details associated with this net balance, see Note 17 to the accompanying Consolidated Financial Statements.

Since there is no absolute assurance that these assets will be ultimately realized, management periodically reviews the Company's deferred tax positions to determine if it is more likely than not that such assets will be realized. Such periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can employ in order to increase the likelihood that the use of tax assets will be achieved. These strategies are also considered in the periodic reviews. If after conducting such a review, management determines that the realization of the tax asset does not meet the "more-likely-than-not" criteria, an offsetting valuation reserve is recorded thereby reducing net earnings and the deferred tax asset in that period. For these reasons and since changes in estimates can materially effect net earnings, management believes the accounting estimate related to deferred tax asset valuation reserves is a "critical accounting estimate."

Of the net deferred tax assets at December 31, 2002, approximately 92% relates to the Company's operations in the U.S., including individual state tax jurisdictions.

Because of its expectation that the historically reliable profitability of the Company's U.S. portion of the Business and Security Services operations will continue and the lengthy period over which certain of the recorded expenses will become available for deduction on tax returns, management has concluded that it is more likely than not that these net deferred tax assets will be realized.

For international operations, the Company has evaluated its ability to fully utilize the net assets on an individual country basis and due to doubts in certain countries about whether future operating performance will be profitable enough to offset prior tax losses, the Company has recorded a $9.8 million valuation allowance at December 31, 2002.

Should tax statutes, the timing of deductibility of expenses, or if expectations for future performance change in the future, the Company could decide to record additional valuation allowances, thereby increasing the tax provision.

GOODWILL AND PROPERTY AND EQUIPMENT VALUATIONS

At December 31, 2002, the Company has $871 million of property and equipment and $228 million of goodwill, net of accumulated depreciation and amortization. The Company reviews the assets for possible impairment using the guidance in SFAS No. 142, "Goodwill and Other Intangible Assets," for goodwill and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," for property and equipment. The review for impairment requires the use of significant judgments about the future performance of the Company's operating subsidiaries.

Goodwill is reviewed for impairment at least annually. The Company estimates the fair value of Brink's and BAX Global, the two reporting units that have goodwill, primarily using estimates of future cash flows. The fair value of the reporting unit is compared to its carrying value to determine if an impairment exists. At December 31, 2002, net goodwill was $65 million at Brink's and $163 million at BAX Global.

To determine if an impairment exists of property and equipment, the Company compares estimates of the future undiscounted net cash flows of the asset to its carrying value when there is a triggering event for a review. For purposes of assessing impairment, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

Due to a history of profitability and cash flow, the carrying values of long-lived assets of Brink's are believed to be appropriate.

Each quarter, when BHS customers disconnect their monitoring service, BHS records an impairment charge related to the carrying value of the related home security systems estimated to be permanently disconnected based on historical reconnection experience. Such charge is included within the Recurring Services component of operating profit. BHS makes estimates about future reconnection experience in its estimate of impairment charges. Future reconnection experience is estimated using historical data. Should the estimate of future reconnection experience change, BHS's impairment charges would be affected.

BAX Global had a profit in 2002 and losses in 2001 and 2000. Changes to the Company's operations, resources used, and cost structure in 2000 resulted in a trend of improved year-over-year operating results in each of the last two years, despite a significant decline in revenue from 2000. In management's opinion, the changes implemented at BAX Global plus a return to more normal levels of global economic performance will result in substantial improvement in operating performance and cash flow over time. Based on this judgment, the Company prepared multi-year projections of operating performance for BAX Global, which it used to estimate fair value and undiscounted cash flow, neither of which indicated impairment.

Had the Company expected no long-term improvement in the performance of BAX Global, or a worsening of conditions at the Company's other subsidiaries, the Company may have concluded that its goodwill or fixed assets were impaired and, in such circumstances, would have reduced the carrying values of such assets and recognized a loss.

As required by SFAS No. 144, certain residual long-lived assets associated with the Company's former coal operations were reclassified from assets of discontinued operations to assets held and used at December 31, 2002. These assets were tested for impairment on an individual property basis with a resulting net impairment loss of $14.1 million recorded within operating profit from continuing operations. Prior to December 2002, the Company's expectation was to sell the majority of these assets as a group and, as such, the assets were not previously considered to be impaired. Different estimates of the net realizable value of the residual coal assets could have materially affected the net impairment loss recorded.

COAL-RELATED LEASE OBLIGATIONS

The Company has not accrued approximately $26 million of future minimum lease and royalty payments related to the equipment and idle coal mines and reserves which management believes will be sold. If the Company is unable to transfer its commitments to buyers of these assets, the Company will recognize the obligations as liabilities, with a charge to earnings.

WITHDRAWAL LIABILITIES

The Company recorded an estimate of the value of potential withdrawal obligations for coal-related multi-employer pension plans in 2001 associated with its exit from the coal business. During the fourth quarter of 2002, the Company increased the estimated withdrawal liabilities to $35.0 million. The withdrawal liabilities were estimated by the Company using a formula that depends on the funded status of the multi-employer pension plans at the time that the Company is deemed to have withdrawn from the plans.

The $35 million for the estimated withdrawal liabilities is based on the funded status of the plan as of June 30, 2002. The Company expects that its actual withdrawal liability for each of the plans will be based on the funded status of the plans as of June 30, 2003 or possibly later.

The estimate may change materially each year until the Company is deemed to have withdrawn from the plan. Annual changes in this estimate will be recorded in discontinued operations.

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

The primary benefits which require cash payments over an extended period of years are:

o  Defined Benefit Pension
o  Postretirement Medical
o  Health Benefit Act Medical
o  Black Lung

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

GAAP requires that the Company reevaluate all significant benefit obligations at least annually, and as a result of such reevaluations, the Company records increases or decreases in liabilities and associated expenses over time as required under GAAP.

Below are the critical assumptions that determine the carrying values of such liabilities and the resulting annual expense. The plans that are affected by the assumptions discussed are identified parenthetically in the relevant title.

Discount  Rate   (Pension   Plans,   Postretirement   Medical   Benefits   Under
Company-Sponsored  Plans and "Black Lung" Benefits)
The discount rate is used to determine the present value of future payments. This rate reflects returns expected from high-quality bonds and will fluctuate over time with market interest rates. In general, the Company's liability changes in an inverse relationship to interest rates, i.e. the lower the discount rate, the higher the associated liability for the noted benefit obligations.

The Company selects a discount rate for its pension liabilities after reviewing published long-term yield information for a small number of high quality fixed income securities (Moody's AA bond yields), yields for the broader range of long-term high quality securities and a calculated plan-specific rate of return developed by its actuaries using long-term high quality bonds with similar maturities to the liability. After considering the above, the Company selected a discount rate of 6.75% for the valuation as of December 2002. A year ago, such discount rate was 7.25%.

Calculations of net periodic pension expense are based on the assumptions used for the previous year-end measurements of plan assets and obligations. Accordingly, the discount rate selected at the end of each year affects the pension expense in the following year. In general, the lower the discount rate, the higher the calculated expense. If the discount rate were to decrease by 25 basis points, the related expense would increase by approximately $3 million before tax in 2002.

Under government regulations, funding requirements for the Company's primary U.S. pension plan are determined using a different set of assumptions than is used for financial accounting purposes. Near term funding requirements would, therefore, not be affected unless interest rates declined sharply.


Return on Assets (Pension Plan)
The Company's primary defined benefit pension plan had assets at December 31, 2002 of approximately $431 million. This pension plan's assets are invested primarily using actively managed accounts with asset allocation targets of 70% equities, which include a broad array of market cap sizes and investment styles and international equities, and 30% fixed income securities. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return. Pension accounting principles require companies to use estimates of expected asset returns over long periods of time. The Company selects the expected long-term rate of return assumption using advice from its investment advisor and its actuary considering the plan's asset allocation targets and expected overall investment manager performance and a review of its most recent ten year historical average compounded rate of return. After following the above process, the Company selected 8.75% as its expected long-term rate of return as of December 31, 2002. The expected long-term rate was 10.0% as of December 31, 2001.

Because returns from global financial markets fluctuate, it is unlikely that in any given year, the actual rate of return will be the same as the assumed long-term rate of return. In general, if actual returns exceed the expected long-term rate of return, future levels of expense will go down and vice-versa. The Company's assumed long-term rate of return is 8.75% as of December 31, 2002. Over the last ten years, the annual returns of the Company's primary pension plan have fluctuated from a high of a 25% gain (1995) to a low of a 9% loss
(2002). During that time period there were six years in which returns exceeded the assumed long-term rate of return and four years, including the last three years, with returns below the assumed long-term rate of return.

If the Company were to use a different long-term rate of return assumption, it would affect annual pension expense but would have no immediate effect on funding requirements. For every hypothetical change of 25 basis points in the assumed long-term rate of return on plan assets, the Company's U.S. annual pension plan expense in 2002 would increase or decrease by approximately $1.3 million before tax.

The Company calculates expected investment returns by applying the expected long-term rate of return to the market-related value of plan assets. The market-related value of plan assets is calculated by deferring and amortizing investment gains or losses on a straight-line basis over five years. Investment gain or loss for each year is the difference between the actual return and the expected return calculated using the beginning market-related asset value less non-investment expenses and the expected long-term rate of return. Each year's gain or loss is then amortized over five years.

The Company has had significant investment losses in the last three years that have not yet fully affected pension expense. The Company expects its pension expense will increase in the next several years because of the amortization of investment gains and losses.

The offset (or "credit") to expense associated with the assumed investment return fluctuates based on the level of plan assets (over time, the higher the level of assets, the higher the credit and vice versa) and the assumed rate of return (the higher the rate, the higher the credit and vice versa). Plan assets for the Company's primary defined benefit plan have declined by approximately $28 million in 2002 and $122 million over the three years ended December 31, 2002 as a result of general investment market conditions. In addition, the plan paid out approximately $25 million in benefits and the Company contributed $35 million to plan assets during the same time period. With the reduction in plan assets in 2002 and the expected rate of return, the investment credit is expected to decline by $8.5 million in 2003. This will have the effect of increasing the Company's net pension expense.


Inflation Assumptions on Salary Levels (Pension Plan) and Medical Inflation (Postretirement Medical Benefits, Health Benefit Act Medical Benefits) Pension expense and liabilities will vary with the expected rate of salary increases - the higher or lower the annual increase, the higher or lower the liability and expense. The Company expects its salary increase assumption to remain at or about 5.1%, assuming current rates of inflation.

Changes in medical inflation will affect liability and expense amounts differently for the three plans noted. There is a direct link between medical inflation and expected spending for postretirement medical benefits under the Company's plan for 2003 and for later years. Future cash payments associated with the Health Benefit Act will reflect some but not all of the effect of medical inflation as a result of statutory limitations on premium growth.

With the increase in medical inflation seen over the last few years, the Company raised the assumed level of inflation in its plans in 2001 and again in 2002. Because of the volatility of medical inflation it is likely that there will be future adjustments, although the direction and extent of such adjustments cannot be predicted at the present time.

Numbers of Participants (All Plans)
The valuations of all of these benefit plans are affected by the life expectancy of the participants. Accordingly, the Company relies on actuarial information to predict the number and life expectancy of participants. Further, due to the complexity of the contractual relationship with the United Mine Workers of America ("UMWA") for postretirement medical benefits and the application of regulations associated with the Health Benefit Act, the Company's related liability and expense has and will continue to fluctuate as new participants are made known to the Company and as the Company and others investigate such applications. As a result, the Company's liabilities under its plans will vary as the expected number and life expectancy of participants change.

Changes in Laws
The Company's valuations of its liabilities are determined under existing laws and regulations. Changes in laws and regulations which affect the ultimate level of liabilities and expense are reflected once the changes are final and their impact can be reasonably estimated. Recent changes in black lung regulations could increase the Company's total liability. Future changes in laws directed at reducing national levels of medical inflation or changing the funding available for medical benefits (e.g. proposals for coverage of pharmaceuticals under Medicare) could significantly reduce the Company's ultimate liability for certain postretirement medical benefits.

WORKERS' COMPENSATION

Besides the effects of changes in medical costs, workers' compensation costs are affected by the severity and types of injuries, changes in state and federal regulations and their application and the quality of programs which assist an employee's return to work. The Company's liability for future payments for workers' compensation claims is evaluated annually with the assistance of its actuary.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001 and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it becomes an obligation, if a reasonable estimate of fair value can be made. The Company will adopt SFAS No. 143 in the first quarter of 2003. The implementation of the new standard is not expected to have a material effect on the Company's results of operations or financial position.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities, " was issued in June 2002 and applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. This statement nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to
Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS No. 146, a commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a charge for most anticipated costs. Instead, a liability for costs associated with an exit or disposal activity will be recorded when that liability is incurred and can be measured at fair value. SFAS No. 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure," was issued in December 2002 and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the "Summary of Significant Accounting Policies" about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 requires disclosure as to the pro forma effects on interim financial statements if stock-based compensation is accounted for under the intrinsic value method prescribed in APB No. 25. The amendments to SFAS No. 123 as to transition alternatives and as to prominent disclosure are effective for fiscal years ending after December 15, 2002. The amendment is effective for interim periods beginning after December 15, 2002.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The required disclosures have been included in Notes 12, 14 and 21. The recognition and measurement provisions are effective on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this interpretation is not expected to have a material effect on the Company's Consolidated Financial Statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights, variable interest entities, and how to determine when and which business enterprises should consolidate variable interest entities. Variable interest entities created after January 31, 2003, if any, will be assessed for consolidation using the new interpretation beginning in the first quarter of 2003.

Variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003 will be assessed for consolidation beginning in the third quarter of 2003. The adoption of this interpretation is not expected to have a material effect on the Company's Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

Certain of the matters discussed herein, including statements regarding the impact of difficult economic and operating conditions in South America on Brink's performance in the first half of 2003, reductions in staffing levels by Brink's in Europe in 2003 and related increases in severance expense, expected increases in pension expenses and the adverse affect on Brink's, BHS' and BAX Global's 2003 operating results of higher pension expense, the impact that the refusal of police departments to respond to calls from alarm companies without visual verification would have on BHS' results of operations, the impact of increases in carrier rates and employee benefit health costs on BAX's costs in 2003, possible reductions in transportation costs resulting from aircraft lease negotiations, the weakness of the European economy in 2003, payment by BAX Global of contractual commitments for facilities by the end of 2007, the retention of certain coal-related liabilities and related expenses and cash outflows following completion of disposal, projected expenses related to legacy liabilities of former coal operations (including estimated ranges of these expenses), the significance in early 2003 of certain costs of assets expected to be sold, the expectation that administrative and other costs related to the former coal operations will be incurred more heavily in the early quarters of 2003, the disposal of the Company's gold, timber and natural gas operations, control of MPI following the exchange of the Company's interest in gold mining joint ventures for additional shares of MPI and other consideration, the impact on 2002 revenues, operating profit and pretax income if Venezuela had not been treated as highly inflationary effective January 1, 2002 and the possibility that Venezuela may be considered highly inflationary again, the expectation that the Company will realize the benefit of its net deferred tax assets, expenditures for aircraft heavy maintenance in 2003, capital expenditures for continuing operations in 2003, estimated significant contractual obligations for the next five years, required pension plan funding after 2005, the replacement of some of the Company's surety bonds due to the assumption of various reclamation obligations by purchasers of the Company's former coal operations, the ability of the Company to provide letters of credit or other collateral to replace any surety bonds that are not renewed in the future, the timing of Combined Fund payments, the amount and timing of additional FBLET refunds, if any, estimated remaining clean-up, operational and maintenance costs for the Tankport matter and the possibility that the Company will be able to recover a portion of the amount paid from another potentially responsible party, the outcome of pending litigation, the likelihood of losses due to non-performance by parties to hedging instruments, operating performance of the Company's subsidiaries, the timing of and liability for withdrawal from multi-employer pension plans associated with the exit from the coal business, the sale of additional coal assets, expected decline in the pension plan investment credit, changes in the assumed level of inflation for a number of the Company's benefit plans, the impact of recent regulatory changes on the Company's total black lung liability, and the impact of recent accounting pronouncements on the Company's results of operations involve forward-looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated.

Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, government reforms and initiatives in South America, strategic decisions by Brink's competitors with respect to their South American operations, the matching of staffing levels with the demand for Brink's services in Europe, the ultimate amount of pension expense, determinations made by police departments and municipalities regarding responses to alarms, the willingness of BHS' customers to pay for private response personnel or other alternatives to police responses to alarms, the size and timing of rate and cost increases, the aircraft leasing market, the satisfaction of contractual obligations by third parties, the willingness and ability of purchasers of the remaining coal assets to assume liabilities, the timing of any sale of remaining coal assets, the timing of the pass-through of costs relating to the disposal of coal assets by third parties and governmental authorities, the negotiation of definitive agreements with respect to the Company's gold joint ventures and the satisfaction of any conditions contained therein, actions taken by MPI to reduce the number of its outstanding shares, changes in strategy or the allocation of resources, the market for the Company's gold, timber and natural gas operations and the ability to negotiate and conclude sales of those operations on mutually agreeable terms, the performance of U.S. and international investment markets, the profitability of the Company in the U.S. and abroad, the completion and processing of permit replacement documentation and the ability of purchasers of coal assets to post the required bonds, capacity for borrowing under the Company's U.S. credit facility, the position taken by various governmental entities with respect to the claims for FBLET refunds, changes in the scope or method of remediation or monitoring of the Tankport property, the negotiation of a mutually acceptable agreement with the potentially responsible party in the Tankport matter, the funding and benefit levels of the multi-employer plans and pension plans, actual retirement experience of the Company's coal employees, black lung claims incidence, the number of dependents covered, coal industry turnover rates, actual medical and legal costs relating to benefits, changes in inflation rates (including the continued volatility of medical inflation), fluctuations in interest rates, overall economic and business conditions, developing guidance with respect to recent accounting pronouncements, foreign currency exchange rates, the impact of continuing initiatives to control costs and increase profitability, pricing and other competitive industry factors, fuel prices, new government regulations, legislative initiatives, judicial decisions, variations in costs or expenses and the ability of counterparties to perform.

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

Management has also established a formal Business Code of Ethics for all employees including its financial executives. We acknowledge our responsibility to establish and preserve an environment in which all employees properly understand the fundamental importance of high ethical standards in the conduct of our business.

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

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
The Pittston Company

We have audited the accompanying consolidated balance sheets of The Pittston Company and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pittston Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Also as discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for nonrefundable installation revenues and the related direct costs of acquiring new subscribers in 2000 as a result of the implementation of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."



/s/ KPMG LLP

KPMG LLP
Richmond, Virginia
February 10, 2003

THE PITTSTON COMPANY AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                               December 31
(In millions, except per share amounts)                                                 2002              2001
-----------------------------------------------------------------------------------------------------------------

ASSETS

Current assets:
Cash and cash equivalents                                                        $      102.3              86.7
Accounts receivable, (net of estimated uncollectible
   amounts: 2002 - $35.5; 2001 - $41.8)                                                 540.0             493.3
Prepaid expenses and other current assets                                                58.4              57.5
Deferred income taxes                                                                    81.3             103.1
Discontinued operations                                                                   -                19.9
-----------------------------------------------------------------------------------------------------------------
Total current assets                                                                    782.0             760.5

Property and equipment, net                                                             871.2             818.1
Goodwill, net                                                                           227.9             224.8
Prepaid pension assets                                                                   23.8             109.0
Deferred income taxes                                                                   349.3             233.2
Other                                                                                   205.7             184.9
Discontinued operations                                                                   -                92.7
-----------------------------------------------------------------------------------------------------------------

Total assets                                                                     $    2,459.9           2,423.2
-----------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings                                                            $       41.8              27.8
Current maturities of long-term debt                                                     13.3              17.2
Accounts payable                                                                        244.0             256.6
Accrued liabilities                                                                     494.2             516.1
Discontinued operations                                                                   -                 3.3
-----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               793.3             821.0

Long-term debt                                                                          304.2             252.9
Accrued pension costs                                                                   122.6              22.9
Postretirement benefits other than pensions                                             471.7             445.0
Deferred revenue                                                                        127.0             123.8
Deferred income taxes                                                                    28.4              20.7
Other                                                                                   231.5             231.2
Discontinued operations                                                                   -                29.6
-----------------------------------------------------------------------------------------------------------------
Total liabilities                                                                     2,078.7           1,947.1

Commitments and contingent liabilities (Notes 5, 8, 12, 13, 14, 15, 17 and 21)

Shareholders' equity:
   Preferred stock, par value $10 per share,
     $31.25 Series C Cumulative Convertible Preferred Stock
     Authorized: 0.161 shares
     Issued and outstanding: 2001 - 0.021 shares                                          -                 0.2
   Common stock, par value $1 per share:
     Authorized: 100.0 shares
     Issued and outstanding: 2002 and 2001- 54.3 shares                                  54.3              54.3
   Capital in excess of par value                                                       383.0             400.1
   Retained earnings                                                                    213.1             193.3
   Employee benefits trust, at market value                                             (33.0)            (58.9)
   Accumulated other comprehensive loss:
      Minimum pension liabilities                                                      (137.2)             (6.5)
      Foreign currency translation                                                      (93.5)           (101.6)
      Deferred expense on cash flow hedges                                               (5.2)             (4.7)
      Unrealized losses on marketable securities                                         (0.3)             (0.1)
-----------------------------------------------------------------------------------------------------------------
       Accumulated other comprehensive loss                                            (236.2)           (112.9)
-----------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                              381.2             476.1
-----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                       $    2,459.9           2,423.2
-----------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

THE PITTSTON COMPANY AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                            Years Ended December 31
(In millions, except per share amounts)                                              2002            2001             2000
------------------------------------------------------------------------------------------------------------------------------

REVENUES                                                                        $   3,776.7         3,624.2          3,834.1

EXPENSES:
Operating expenses                                                                  3,164.0         3,090.6          3,264.2
Selling, general and administrative expenses                                          466.3           448.6            477.8
Impairment and other charges related to:
    Former coal operations                                                             19.2               -                -
    Gold operations                                                                     7.1               -                -
Restructuring charge                                                                      -            (0.2)            57.5
------------------------------------------------------------------------------------------------------------------------------
   Total expenses                                                                   3,656.6         3,539.0          3,799.5
Other operating income, net                                                            12.6            22.4             13.1
------------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT                                                                      132.7           107.6             47.7

Interest income                                                                         3.2             4.7              4.2
Interest expense                                                                      (23.1)          (32.4)           (43.4)
Other expense, net                                                                     (2.6)           (6.7)            (3.9)
------------------------------------------------------------------------------------------------------------------------------
   Income from continuing operations before income taxes
     and cumulative effect of change in accounting principle                          110.2            73.2              4.6
Provision for income taxes                                                             41.2            27.4              1.9
------------------------------------------------------------------------------------------------------------------------------

   INCOME FROM CONTINUING OPERATIONS BEFORE
     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                               69.0            45.8              2.7
------------------------------------------------------------------------------------------------------------------------------

Discontinued operations, net of income taxes:
     Loss from operations, net of $14.2 of income tax benefits                            -               -            (18.2)
     Estimated loss on disposition, net of
       income tax benefits of: $22.8 (2002), $25.1 (2001) and $105.1 (2000)           (42.9)          (29.2)          (189.1)
---------------------------------------------------------------------------------------------------------------------------------

     Loss from discontinued operations
       (Includes certain retained expenses of former coal operations which, beginning in 2003, will be recorded in continuing operations - such expenses (pretax) recorded in 2002, 2001 and 2000 were $2 million, $53
       million, and $48 million respectively.  See Note 5.)                           (42.9)          (29.2)          (207.3)
---------------------------------------------------------------------------------------------------------------------------------

   Income (loss) before cumulative effect of change
     in accounting principle                                                           26.1            16.6           (204.6)

Cumulative effect of change in accounting principle,
   net of $32.7 income tax benefit                                                      -              -               (52.0)
---------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                                                      26.1            16.6           (256.6)

Preferred stock dividends, net                                                         (1.1)           (0.7)             0.8
---------------------------------------------------------------------------------------------------------------------------------

Net income (loss) attributed to common shares                                     $    25.0            15.9           (255.8)
---------------------------------------------------------------------------------------------------------------------------------

THE PITTSTON COMPANY AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

                                                                             Years Ended December 31
(In millions, except per share amounts)                                 2002            2001           2000
---------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) PER COMMON SHARE

Basic:
    Continuing operations                                       $      1.30             0.88            0.07
    Discontinued operations                                           (0.82)           (0.57)          (4.14)
    Cumulative effect of change in accounting principle                 -               -              (1.04)
---------------------------------------------------------------------------------------------------------------
                                                                $      0.48             0.31           (5.11)
---------------------------------------------------------------------------------------------------------------
Diluted:
    Continuing operations                                       $      1.30             0.88            0.05
    Discontinued operations                                           (0.82)           (0.57)          (4.13)
    Cumulative effect of change in accounting principle                 -               -              (1.04)
---------------------------------------------------------------------------------------------------------------
                                                                $      0.48             0.31           (5.12)
---------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

THE PITTSTON COMPANY AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
--------------------------------------------------------------------------------

                                                                                                Years Ended December 31
(In millions)                                                                             2002            2001             2000
---------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                                 $       26.1            16.6           (256.6)

Other comprehensive income (loss):
   Minimum pension liability adjustments:
      Adjustment to minimum pension liability                                           (210.8)           (9.9)             -
      Tax benefit related to minimum pension liability adjustment                         80.1             3.4              -
---------------------------------------------------------------------------------------------------------------------------------
      Minimum pension liability adjustments, net of tax                                 (130.7)           (6.5)             -
---------------------------------------------------------------------------------------------------------------------------------

    Foreign currency:
      Translation adjustments                                                              8.1           (28.4)           (14.1)
      Reclassification adjustment for loss included in net income (loss)                   -               0.5              -
---------------------------------------------------------------------------------------------------------------------------------
      Foreign currency translation adjustments                                             8.1           (27.9)           (14.1)
---------------------------------------------------------------------------------------------------------------------------------

    Cash flow hedges:
      Deferred benefit (expense) on cash flow hedges                                      (4.2)            2.4             (8.0)
      Tax benefit (expense) related to deferred benefit (expense)
        on cash flow hedges                                                                1.3            (1.0)             1.8
      Reclassification adjustment for cash flow hedge expense (benefits)
        realized in net income (loss)                                                      3.5             3.9             (7.7)
      Tax expense (benefit) related to cash flow hedge
        realized in net income (loss)                                                     (1.1)           (1.4)             2.8
---------------------------------------------------------------------------------------------------------------------------------
      Deferred benefit (expense) on cash flow hedges, net of tax                          (0.5)            3.9            (11.1)
---------------------------------------------------------------------------------------------------------------------------------

    Marketable securities:
      Unrealized net gains (losses) on marketable securities                               0.6             3.5             (0.1)
      Tax expense related to unrealized gains on marketable securities                    (0.2)           (1.2)             -
      Reclassification adjustment for gains realized in net income (loss)                 (0.8)           (4.0)            (0.3)
      Tax expense related to gains realized in net income (loss)                           0.2             1.4              0.1
---------------------------------------------------------------------------------------------------------------------------------
      Unrealized net gains (losses) on marketable securities, net of tax                  (0.2)           (0.3)            (0.3)
---------------------------------------------------------------------------------------------------------------------------------

Other comprehensive loss                                                                (123.3)          (30.8)           (25.5)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive loss                                                                $      (97.2)          (14.2)          (282.1)
---------------------------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

THE PITTSTON COMPANY AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Years Ended December 31, 2002, 2001 and 2000

                                                                      Capital                           Accumulated
                                                                      in Excess              Employee     Other
                                              Preferred    Common      of Par    Retained    Benefits  Comprehensive
(In millions)                                   Stock      Stock       Value     Earnings      Trust       Loss       Total
---------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1999 (a)            $  0.3       71.8       341.0       443.4      (50.3)      (56.6)      749.6

Net loss                                          -          -          -         (256.6)       -           -        (256.6)
Other comprehensive loss                          -          -          -           -           -         (25.5)      (25.5)
Dividends:
   Common stock                                   -          -          -           (5.0)       -           -          (5.0)
   Preferred stock                                -          -          -           (0.9)       -           -          (0.9)
Exchange of stock (b)                             -        (20.0)       20.2        -          (0.2)        -           -
Repurchase shares of Preferred stock             (0.1)       -          (3.8)        1.7        -           -          (2.2)
Employee benefits trust:
   Remeasurement                                  -          -          (8.3)       -           8.3         -           -
   Shares used for employee benefit programs      -          -          (0.4)       -          16.7         -          16.3
Tax benefit of stock options exercised            -          -           0.1        -           -           -           0.1
---------------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2000                   0.2       51.8       348.8       182.6      (25.5)      (82.1)      475.8

Net income                                        -          -           -          16.6        -           -          16.6
Other comprehensive loss                          -          -           -           -          -         (30.8)      (30.8)
Dividends:
   Common stock                                   -          -           -          (5.1)       -           -          (5.1)
   Preferred stock                                -          -           -          (0.7)       -           -          (0.7)
Employee benefits trust:
   Shares issued to trust                         -          2.5        51.6         -        (54.1)        -           -
   Remeasurement                                  -          -           2.4         -         (2.4)        -           -
   Shares used for employee benefit programs      -          -          (2.7)        -         23.1         -          20.4
Tax benefit of stock options exercised            -          -           0.1         -          -           -           0.1
Other                                             -          -          (0.1)       (0.1)       -           -          (0.2)
---------------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2001                   0.2       54.3       400.1       193.3      (58.9)     (112.9)      476.1

Net income                                        -          -           -          26.1        -           -          26.1
Other comprehensive loss                          -          -           -           -          -        (123.3)     (123.3)
Dividends:
   Common stock                                   -          -           -          (5.2)       -           -          (5.2)
   Preferred stock                                -          -           -          (0.5)       -           -          (0.5)
Repurchase shares of:
   Common stock                                   -          -          (0.3)        -          -           -          (0.3)
   Preferred stock                               (0.2)       -         (10.0)       (0.6)       -           -         (10.8)
Employee benefits trust:
   Remeasurement                                  -          -          (5.3)        -          5.3         -           -
   Shares used for employee benefit programs      -          -          (1.7)        -         20.6         -          18.9
Tax benefit of stock options exercised            -          -           0.2         -          -           -           0.2
---------------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2002                $  -         54.3       383.0       213.1      (33.0)     (236.2)      381.2
---------------------------------------------------------------------------------------------------------------------------------

(a) Includes Brink's Group Common Stock - 40.9 shares; BAX Group Common Stock -
    20.8 shares and Minerals Group Common Stock - 10.1 shares.
(b) On January 14, 2000, the Company eliminated its tracking stock capital structure by an exchange of all outstanding shares of Minerals Group Common Stock and BAX Group Common Stock for shares of Brink's Group Common Stock.

See Accompanying Notes to Consolidated Financial Statements.

THE PITTSTON COMPANY AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                    Years Ended December 31
(In millions)                                                                                    2002        2001      2000
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                         $      26.1        16.6     (256.6)
Adjustments to reconcile net income (loss) to net cash provided by continuing operations:
   Loss from discontinued operations, net of tax                                                 42.9        29.2      207.3
   Cumulative effect of change in accounting principle, net of tax                                -           -         52.0
   Depreciation and amortization                                                                154.8       160.6      158.8
   Impairment charges from subscriber disconnects                                                32.3        33.8       30.1
   Amortization of deferred revenue                                                             (23.9)      (23.9)     (20.6)
   Impairment of other long-lived assets                                                         21.5         1.6       47.8
   Aircraft heavy maintenance expense                                                            30.6        32.4       40.2
   Deferred income taxes                                                                         (0.8)       (6.7)     (28.1)
   Provision for uncollectible accounts receivable                                                3.2        12.0       22.9
   Other operating, net                                                                          23.7        10.9       12.4
   Pension expense, net of contributions                                                        (23.8)        8.5        9.3
   Change in operating assets and liabilities, net of effects of acquisitions:
     Accounts receivable                                                                        (14.2)       41.8       40.5
     Accounts payable and accrued liabilities                                                    17.4       (21.3)      11.9
     Deferred subscriber acquisition cost                                                       (17.7)      (14.9)     (14.0)
     Deferred revenue from new subscribers                                                       27.1        27.0       27.1
     Other, net                                                                                   8.7         5.6       (1.6)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                                      307.9       313.2      339.4
Net cash provided (used) by discontinued operations                                             (66.6)        6.9       30.4
---------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                    241.3       320.1      369.8
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                                           (204.2)     (193.1)    (214.4)
Aircraft heavy maintenance expenditures                                                         (31.0)      (15.5)     (50.5)
Cash proceeds from disposal of:
   Former coal operations                                                                        42.3         -           -
   Other property and equipment                                                                   5.7         2.0        4.1
   Other assets and investments                                                                   -           7.3         -
Acquisitions                                                                                     (0.1)       (8.4)      (3.9)
Discontinued operations, net                                                                    (19.7)      (11.1)      (7.4)
Other, net                                                                                       (1.4)       (6.3)      (1.6)
---------------------------------------------------------------------------------------------------------------------------------
   Net cash used by investing activities                                                       (208.4)     (225.1)    (273.7)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
   Additions                                                                                    294.7       107.7      332.0
   Repayments                                                                                  (304.1)     (185.8)    (410.1)
Short-term borrowings (repayments), net                                                           9.1       (23.0)     (39.2)
Repurchase of stock                                                                             (11.1)        -         (2.2)
Dividends                                                                                        (5.3)       (5.4)      (5.6)
Other, net                                                                                        -           4.8        0.6
---------------------------------------------------------------------------------------------------------------------------------
   Net cash used by financing activities                                                        (16.7)     (101.7)    (124.5)
---------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                          (0.6)       (4.4)      (5.0)
Net increase (decrease) in cash and cash equivalents                                             15.6       (11.1)     (33.4)
Cash and cash equivalents at beginning of year                                                   86.7        97.8      131.2
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                  $     102.3        86.7       97.8
---------------------------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

THE PITTSTON COMPANY AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

BASIS OF PRESENTATION

The Pittston Company, a Virginia corporation, has three primary operating segments within its "Business and Security Services" businesses: Brink's, Incorporated ("Brink's"); Brink's Home Security, Inc. ("BHS"); and BAX Global Inc. ("BAX Global").

The fourth operating segment is Other Operations, which consists of gold, timber and natural gas operations. The Company also has significant assets and liabilities associated with its former coal operations and expects to have significant ongoing expenses and cash outflows related to former coal operations in the future.

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

The Company eliminated its tracking stock capital structure on January 14, 2000 by exchanging all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). See Note 3 for additional information concerning the Exchange.


PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of The Pittston Company and the subsidiaries it controls, including all subsidiaries that are majority owned. The Company's interest in 20% to 50% owned companies are accounted for using the equity method ("equity affiliates") unless control exists, in which case, consolidation accounting is used. Undistributed earnings of equity affiliates included in consolidated retained earnings approximated $33.1 million at December 31, 2002. All material intercompany items and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

Brink's - Revenue is recognized when services are performed. Services related to armored car transportation, including ATM servicing, cash logistics, coin sorting and wrapping are performed in accordance with the terms of customer contracts, which contract prices are fixed and determinable. Brink's assesses the customer's ability to meet the terms of the contract, including payment terms, before entering into contracts.

BHS - Monitoring revenues are recognized monthly as services are provided pursuant to the terms of customer contracts, which contract prices are fixed and determinable. BHS assesses the customer's ability to meet the terms of the contract, including payment terms, before entering into contracts. Amounts collected in advance as deposits from customers are deferred and recognized as income over the applicable monitoring period, which is generally one year or less. Beginning in 2000, nonrefundable installation revenues and a portion of the related direct costs of acquiring new subscribers (primarily sales commissions) are deferred and recognized over the estimated term of the subscriber relationship, which is generally 15 years.

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

BAX Global - Revenues related to transportation services are recognized, together with related transportation costs, on the date shipments physically depart from facilities en route to destination locations. BAX Global and its customer agree to the terms of the shipment, including pricing, prior to shipment. Pricing terms are fixed and determinable, and BAX Global only agrees to shipments when it believes that collectibility is reasonably assured. Revenues and operating results determined under existing recognition policies do not materially differ from those which would result from an allocation of revenue between reporting periods based on relative transit times in each reporting period with expenses recognized as incurred.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and customer specific data. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has an accounts receivable securitization program described in Note 13.

PROPERTY AND EQUIPMENT

Property and equipment is accounted for at cost. Depreciation is calculated principally on the straight-line method. Amortization of capitalized software is calculated principally on the straight-line method.

Estimated Useful Lives                               Years
-------------------------------------------------------------------------
Buildings                                         10 to 40
Home security systems                                   15
Vehicles                                           3 to 12
Capitalized software                                3 to 7
Other machinery and equipment                      3 to 20
-------------------------------------------------------------------------

Expenditures for routine maintenance and repairs on property and equipment, including aircraft, are charged to expense. Major renewals, betterments and modifications are capitalized and amortized over the lesser of the remaining life of the asset or, if applicable, lease term. Scheduled airframe and periodic engine overhaul costs are capitalized, and reported within other assets, when incurred and amortized over the flying time to the next scheduled major maintenance or overhaul date, respectively.

BHS retains ownership of most home security systems installed at subscriber locations. Costs for those systems are capitalized and depreciated over the estimated lives of the assets. Costs capitalized as part of home security systems include equipment and materials used in the installation process, direct labor required to install the equipment at customer sites, and other costs associated with the installation process. These other costs include the cost of vehicles used for installation purposes and the portion of telecommunication, facilities and administrative costs incurred primarily at BHS' branches that are associated with the installation process. Direct labor and other costs represent approximately 70% of the amounts capitalized, while equipment and materials represent approximately 30% of amounts capitalized. In addition to regular straight line depreciation expense each period, the Company charges to expense the carrying value of security systems estimated to be permanently disconnected based on each period's actual disconnects and historical reconnection experience.

The costs of computer software developed or obtained for internal use are accounted for in accordance with AICPA Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. Costs that are capitalized include external direct costs of materials and services to develop or obtain the software, and internal costs for employees directly associated with a software development project, including payroll and other employee benefits. Amortization of capitalized software costs was $19.8 million, $15.1 million and $14.6 million in 2002, 2001 and 2000, respectively.

GOODWILL

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in January 2002, goodwill was amortized over the estimated period of benefit on a straight-line basis up to a maximum of 40 years, and was reviewed for impairment under the provisions of SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," for other long-lived assets. Since the adoption of SFAS No. 142, amortization of goodwill has been discontinued and goodwill is reviewed at least annually for impairment. The Company completed the transitional and annual goodwill impairment tests during 2002 with no impairment charges required. The Company's goodwill amortization in each of 2001 and 2000 was approximately $9.5 million.

A reconciliation of net income (loss) and net income (loss) per share for the three years ended December 31, 2002 as reported in the Company's Consolidated Statements of Operations, to net income (loss) and net income (loss) per share for the same periods, as adjusted to exclude goodwill amortization expense (net of tax effects), is presented below:

(In millions, except              Years Ended December 31
per share amounts)                 2002     2001    2000
------------------------------------------------------------
Reported net income (loss)     $   26.1    16.6    (256.6)
Goodwill amortization,
   net of tax effects                -      8.3       8.2
------------------------------------------------------------
Net income (loss) as adjusted  $   26.1    24.9    (248.4)
------------------------------------------------------------
Reported diluted
   net income (loss) per share $  0.48      0.31    (5.12)
Goodwill amortization, net
   of tax effects                    -      0.16     0.16
------------------------------------------------------------
Diluted net income (loss)
   per share as adjusted       $  0.48      0.47    (4.96)
------------------------------------------------------------

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets that are deemed impaired are recorded at the lower of the carrying amount or fair value in accordance with SFAS No. 142 for goodwill, as noted above, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" for long-lived assets besides goodwill. Long-lived assets besides goodwill are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets held for sale are carried at the lower of carrying value or estimated net realizable value. See Note 8.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, since options are granted with an exercise price equal to the market price of the stock on the date of grant, the Company has not recognized any compensation expense related to its stock option plans for the years ended December 31, 2002, 2001 and 2000. See Note 16.

Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value of awards at the grant dates consistent with the optional recognition provision of SFAS No. 123, "Accounting for Stock Based Compensation," net income (loss) and net income (loss) per share would be the pro forma amounts indicated below:

(In millions, except                Years Ended December 31
per share amounts)                   2002     2001    2000
------------------------------------------------------------------------

NET INCOME (LOSS)

   As reported                   $   26.1     16.6  (256.6)
   Less stock-based compensation
     expense determined under
     fair value method               (4.4)    (5.0)   (4.4)
------------------------------------------------------------------------
   Pro forma                     $   21.7     11.6  (261.0)
------------------------------------------------------------------------

NET INCOME (LOSS) PER COMMON SHARE

   Basic, as reported            $    0.48    0.31   (5.11)
   Basic, pro forma                   0.40    0.21   (5.21)
   Diluted, as reported          $    0.48    0.31   (5.12)
   Diluted, pro forma                 0.39    0.21   (5.21)
------------------------------------------------------------------------

The fair value of each stock option grant is estimated at the time of the grant using the Black-Scholes option-pricing model. Pro forma net income (loss) and net income (loss) per share disclosures are computed by amortizing the estimated fair value of the grants over respective vesting periods. The weighted-average assumptions used in the model for Pittston Common Stock and the resulting weighted-average grant-date estimates of fair value are as follows:

                                      Years Ended December 31
                                     2002       2001      2000
---------------------------------------------------------------------
Assumptions:
   Expected dividend yield           0.5%       0.5%       0.4%
   Expected volatility                37%        38%        31%
   Risk-free interest rate           3.7%       4.8%       6.0%
   Expected term (in years)          4.0        4.6        4.5
Fair value estimates:
   In millions                  $     6.6        9.6        5.5
   Per share                    $    6.97       8.10       5.21
---------------------------------------------------------------------

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Postretirement benefits other than pensions, except for those established pursuant to the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires employers to accrue the cost of such retirement benefits during the employees' service with the Company. Actuarial gains and losses are deferred. The portion of the deferred gains or losses that exceeds 10% of the accumulated postretirement benefit obligation at the beginning of the year is amortized into earnings generally over the average remaining life expectancy for inactive participants.

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

INCOME TAXES

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.

FOREIGN CURRENCY TRANSLATION

The Company's Consolidated Financial Statements are reported in U.S. dollars. Assets and liabilities of foreign subsidiaries are translated using rates of exchange at the balance sheet date and resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive loss. Revenues and expenses are translated at rates of exchange in effect during the year. Translation adjustments relating to subsidiaries in countries with highly inflationary economies are included in net income, along with all transaction gains and losses.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

All derivative instruments are recorded in the Consolidated Balance Sheet at fair value. If the derivative has been designated as a cash flow hedge, changes in the fair value of derivatives are recognized in other comprehensive loss until the hedged transaction is recognized in earnings.

FORMER COAL OPERATIONS

The following accounting policies of the Company's former coal operations were in effect through December 2002, at which point the Company completed its exit of the coal business by either selling or shutting down its active coal operations.

Revenue Recognition
Coal sales are generally recognized when coal is loaded onto transportation vehicles for shipment to customers. For domestic sales, this generally occurs when coal is loaded onto railcars at mine locations. For export sales, this generally occurs when coal is loaded onto marine vessels at terminal facilities. Coal sales are included as a component of the Company's loss from discontinued operations in the Company's Consolidated Statements of Operations.

Property, Plant and Equipment
Depletion of bituminous coal lands is provided on the basis of tonnage mined in relation to the estimated total of recoverable tonnage in the ground and is included as a component of the Company's loss from discontinued operations in the Company's Consolidated Statements of Operations.
Mine development costs are capitalized and amortized over the estimated useful life of the mine. These costs include expenses incurred for site preparation and development at the mines during the development stage. A mine is considered under development until management determines that all planned production units are in place and the mine is available for commercial operation and the mining of coal. Capitalized mine development costs are included within noncurrent assets (classified as part of discontinued operations at December 31, 2001) on the Company's Consolidated Balance Sheets. The associated amortization is included as a component of the Company's loss from discontinued operations in the Company's Consolidated Statements of Operations.

Reclamation Costs
Expenditures relating to environmental regulatory requirements and reclamation costs undertaken during mine operations are expensed as incurred. Estimated site restoration and post closure reclamation costs are expensed using the units of production method over the estimated recoverable tonnage at each mine. In each case, such charges are included as a component of the Company's loss from discontinued operations in the Company's Consolidated Statements of Operations. Accrued reclamation costs are subject to review by management on a regular basis and are revised when appropriate for changes in future estimated costs and/or regulatory requirements. Accrued reclamation costs for mines are included in either current or noncurrent liabilities (amounts expected to be assumed by purchasers were classified as part of discontinued operations at December 31,
2001) in the Company's Consolidated Balance Sheets.

Inventories
Inventories are stated at cost (determined under the first-in, first-out or average cost method) or market, whichever is lower. Inventory is recorded within current assets (classified as part of discontinued operations at December 31, 2001) in the Company's Consolidated Balance Sheets.

USE OF ESTIMATES

In accordance with accounting principles generally accepted in the U.S., management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these Consolidated Financial Statements. Actual results could differ materially from those estimates. The most significant estimates used by management are related to the accounting for goodwill and property and equipment valuations, employee and retiree benefit obligations, discontinued operations, and deferred tax assets.

RECLASSIFICATIONS

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


The accounting change was implemented in 2000 and the Company reported a noncash after-tax charge of $52.0 million ($84.7 million pretax), to reflect the cumulative effect of the accounting change on years prior to 2000. The pretax cumulative effect charge of $84.7 million comprised a net deferral of $121.1 million of revenues partially offset by $36.4 million of customer acquisition costs. The change in accounting principle decreased operating profit for 2000 by $2.3 million, reflecting a net decrease in revenues of $6.4 million and a net decrease in operating expenses of $4.1 million. Net income for 2000 was reduced by $1.4 million ($0.03 per diluted share).

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001 and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it becomes an obligation, if a reasonable estimate of fair value can be made. The Company will adopt SFAS No. 143 in the first quarter of 2003. The implementation of the new standard is not expected to have a material effect on the Company's results of operations or financial position.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in June 2002 and applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. This statement nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS No. 146, a commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a charge for most anticipated costs. Instead, a liability for costs associated with an exit or disposal activity will be recorded when that liability is incurred and can be measured at fair value. SFAS No. 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure," was issued in December 2002 and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the "Summary of Significant Accounting Policies" about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 requires disclosure as to the pro forma effects on interim financial statements if stock-based compensation is accounted for under the intrinsic value method prescribed in APB No. 25. The amendments to SFAS No. 123 as to transition alternatives and as to prominent disclosure are effective for fiscal years ending after December 15, 2002. The amendment is effective for interim periods beginning after December 15, 2002.

In November 2002, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The required disclosures have been included in Notes 12, 14 and 21. The recognition and measurement provisions are effective on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this interpretation is not expected to have a material effect on the Company's Consolidated Financial Statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprises should consolidate variable interest entities. Variable interest entities created after January 31, 2003, if any, will be assessed for consolidation using the new interpretation beginning in the first quarter of 2003. Variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003 will be assessed for consolidation beginning in the third quarter of 2003. The adoption of this interpretation is not expected to have a material effect on the Company's Consolidated Financial Statements.

NOTE 2
SEGMENT INFORMATION

The Company conducts business in four different operating segments: Brink's, BHS, and BAX Global (collectively "Business and Security Services") and Other Operations. These reportable segments are identified by the Company based on how resources are allocated and how operating decisions are made. Management evaluates performance and allocates resources based on operating profit or loss excluding corporate allocations.

Brink's operates in the U.S. and 49 international countries. Services offered by Brink's include contract-carrier armored car, ATM servicing, air courier (global services), coin wrapping and cash logistics.

BHS is engaged in the business of marketing, selling, installing, monitoring and servicing electronic security systems, primarily in owner-occupied, single-family residences.

BAX Global is a worldwide transportation and supply chain management company offering multi-modal freight forwarding to business-to-business shippers through a global network. In North America, BAX Global provides overnight, second day and deferred freight delivery as well as supply chain management services. Internationally, BAX Global is engaged in time-definite air and sea delivery, freight forwarding, supply chain management services and international customs brokerage.

The Company has no single customer that represents more than 10% of its total revenue.

Other Operations consists of the Company's gold, timber and natural gas businesses. The Company expects to ultimately exit these activities to focus resources on its core Business and Security Services segments.

The Company also has significant assets and liabilities associated with its former coal operations and expects to have significant ongoing expenses and cash outflows related to former coal operations in the future.






---------------------------------------------------------------------------------------------------------------------------------
                                         Assets                            Revenues               Operating Profit (Loss)
---------------------------------------------------------------------------------------------------------------------------------
                                       December 31                 Years Ended December 31         Years Ended December 31
(In millions)                    2002     2001      2000           2002     2001     2000         2002      2001     2000
---------------------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS

Brink's                      $   851.4    801.7     764.9     $  1,579.9   1,536.3   1,462.9    $  96.1     92.0    108.5
BHS                              418.9    386.4     365.6          282.4     257.6     238.1       60.9     54.9     54.3
BAX Global (a)                   764.5    696.8     798.6        1,871.5   1,790.1   2,097.6       17.6    (27.6)   (99.6)
---------------------------------------------------------------------------------------------------------------------------------
  Business and Security
    Services                   2,034.8  1,884.9   1,929.1        3,733.8   3,584.0   3,798.6      174.6    119.3     63.2
Other Operations (b)              51.1     46.2      50.1           42.9      40.2      35.5        0.4      7.6      5.7
General corporate                 27.7     70.3      67.2            -         -         -        (23.1)   (19.3)   (21.2)
Former coal operations:
   Deferred tax assets           238.7    244.4     231.6            -         -         -          -        -        -
   Other (c)                     107.6    177.4     200.7            -         -         -        (19.2)     -        -
---------------------------------------------------------------------------------------------------------------------------------
                             $ 2,459.9  2,423.2   2,478.7     $  3,776.7   3,624.2   3,834.1     $132.7    107.6     47.7
---------------------------------------------------------------------------------------------------------------------------------

(a)  BAX Global's operating loss in 2000 includes restructuring charges of $57.5 million (see Note 20).
(b)  Other Operations operating profit in 2002 includes a $7.1 million of impairment and other charges.
(c)  Former coal operations operating loss in 2002 represents impairment and other charges.


---------------------------------------------------------------------------------------------------------------------------------
                                                              Capital Expenditures              Depreciation and Amortization
---------------------------------------------------------------------------------------------------------------------------------
                                                             Years Ended December 31               Years Ended December 31
(In millions)                                              2002       2001       2000             2002       2001     2000
---------------------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS

Brink's                                               $    79.3       71.3       73.9         $   61.3       60.1     58.2
BHS                                                        86.9       81.3       74.5             37.3       31.0     26.7
BAX Global (a)                                             27.1       33.1       60.1             44.4       49.4     53.8
--------------------------------------------------------------------------------------------------------------------------------
   Business and Security Services                         193.3      185.7      208.5            143.0      140.5    138.7
Other Operations                                           10.8        7.2        5.1              4.9        4.3      4.9
General corporate                                           0.1        0.2        0.8              0.3        0.5      0.4
--------------------------------------------------------------------------------------------------------------------------------
   Property and equipment                                 204.2      193.1      214.4            148.2      145.3    144.0
Amortization of BHS deferred subscriber acquisition costs   -          -          -                6.6        5.8      5.3
Goodwill amortization:
   Brink's                                                  -          -          -                -          2.1      2.0
   BAX Global                                               -          -          -                -          7.4      7.5
---------------------------------------------------------------------------------------------------------------------------------
                                                            -          -          -                -          9.5      9.5
---------------------------------------------------------------------------------------------------------------------------------
Total                                                 $   204.2      193.1      214.4        $   154.8      160.6    158.8
---------------------------------------------------------------------------------------------------------------------------------

(a) Excludes aircraft heavy maintenance expenditures and amortization.


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Years Ended December 31
(In millions)                                                                                     2002       2001     2000
---------------------------------------------------------------------------------------------------------------------------------
OTHER BHS INFORMATION

Impairment charges from subscriber disconnects                                               $    32.3       33.8     30.1
Amortization of deferred revenue                                                                 (23.9)     (23.9)   (20.6)
Deferred subscriber acquisition costs (current year payments)                                    (17.7)     (14.9)   (14.0)
Deferred revenue from new subscribers (current year receipts)                                     27.1       27.0     27.1
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                              Long-Lived Assets                     Revenues                       Operating Profit (Loss)
---------------------------------------------------------------------------------------------------------------------------------
                                 December 31                 Years Ended December 31                Years Ended December 31
(In millions)             2002      2001      2000         2002       2001       2000             2002       2001     2000
---------------------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC

United States (a)   $    773.3     762.7     745.0   $  1,796.1    1,775.4    1,932.1        $    82.6       39.0    (28.3)
France                   134.7     102.7     101.3        375.6      326.0      297.0             21.3       25.3     20.9
Other international (a)  241.3     248.2     252.1      1,605.0    1,522.8    1,605.0             71.1       62.6     76.3
General corporate (b)      0.8       1.1       1.4          -          -          -              (23.1)     (19.3)   (21.2)
Former coal operations (b)31.5     113.4     119.4          -          -          -              (19.2)       -        -
---------------------------------------------------------------------------------------------------------------------------------
                    $  1,181.6   1,228.1   1,219.2   $  3,776.7    3,624.2    3,834.1        $   132.7      107.6     47.7
---------------------------------------------------------------------------------------------------------------------------------

(a) Operating profit (loss) in 2000 includes restructuring charges of $54.6 million and $2.9 million in the U.S. and Other international, respectively,
   (see Note 20).
(b) U.S. based assets and expense.

Brink's has investments in unconsolidated equity affiliates of $23.8 million, $26.0 million and $22.1 million in 2002, 2001 and 2000, respectively. Brink's equity interest in net income of unconsolidated equity affiliates was $1.3 million in 2002, $5.5 million in 2001 and $4.3 million in 2000.

Other operations has investments in unconsolidated equity affiliates of $3.4 million, $3.4 million and $4.4 million in 2002, 2001 and 2000, respectively. Other operation's equity interest in net income (loss) of unconsolidated equity affiliates was $0.1 million in 2002, ($0.6) million in 2001 and $0.4 million in 2000. The Company has an additional investment in an unconsolidated equity affiliate of $8.3 million in 2002, $7.1 million in 2001 and $6.2 million in 2000.

Revenues are recorded in the country where the service is initiated/performed with the exception of most of BAX Global's export freight service where revenue is shared among the origin and destination countries. The Company's net assets in non-U.S. subsidiaries were $377.8 million and $318.1 million at December 31, 2002 and 2001, respectively.

NOTE 3
CAPITAL STOCK

COMMON STOCK

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


CONVERTIBLE PREFERRED STOCK

On August 15, 2002 the Company redeemed all 21,433 outstanding shares of the $31.25 Series C Cumulative Preferred Stock (the "Convertible Preferred Stock") for $10.8 million, or $506.25 per share.

At December 31, 2002, the Company has authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

REPURCHASE PROGRAM

The Company has the remaining authority to purchase up to 1.0 million shares of Pittston Common Stock under a share repurchase program authorized by the Board of Directors, with an aggregate purchase price limitation of $19.1 million.

(Dollars in millions,              Years Ended December 31
shares in thousands)              2002       2001     2000
-------------------------------------------------------------------
CONVERTIBLE PREFERRED STOCK

Shares repurchased                21.4         -       8.1
Cash paid to repurchase        $  10.8         -       2.2
Premium on redemption of
    preferred stock (a)           (0.6)        -       -
Discount on repurchase of
    preferred stock (b)            -           -       1.7
-------------------------------------------------------------------

(a) Represents the excess of cash paid to holders over the carrying value of the shares redeemed and is included within preferred dividends in the Company's Consolidated Statements of Operations.
(b) Represents the excess of carrying value over cash paid to holders of the shares repurchased and is included within preferred dividends in the Company's Consolidated Statements of Operations.

DIVIDENDS

During 2002, 2001 and 2000, the Company paid dividends of $5.2 million, $5.1 million and $5.0 million, respectively, on Pittston Common Stock. In 2002, 2001 and 2000, dividends paid on the Convertible Preferred Stock amounted to $0.5 million, $0.7 million, and $0.9 million, respectively.

Dividends distributed to employee benefit plans in the form of common stock were $0.4 million, $0.4 million and $0.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In February 2003, the Board declared a cash dividend of $0.025 per share on Pittston Common Stock payable on March 3, 2003 to shareholders of record on February 18, 2003.

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

EMPLOYEE BENEFITS TRUST

The Pittston Company Employee Benefits Trust (the "Trust") holds shares of Pittston Common Stock to fund obligations under certain compensation and employee benefit programs that provide for the issuance of stock. In 2001, the Company issued an additional 2.5 million shares of Pittston Common Stock to the Trust. In 2000, the Trust exchanged its BAX Stock and Minerals Stock for 0.7 million shares of Pittston Common Stock in the Exchange. As of December 31, 2002, 2001 and 2000, 1.8 million, 2.7 million and 1.3 million shares, respectively, of Pittston Common Stock were held by the Trust. The fair value as of the balance sheet date of the shares owned by the Trust are accounted for as a reduction of shareholders' equity. Shares of Pittston Common Stock will be voted by the trustee in the same proportion as those voted by the Company's employees participating in the Company's Savings Investment Plan.

NOTE 4
EARNINGS PER SHARE

The following is a reconciliation between the calculations of basic and diluted income from continuing operations per common share:

                                    Years Ended December 31
(In millions)                         2002    2001   2000
------------------------------------------------------------------------
NUMERATOR

Income from continuing operations $   69.0    45.8    2.7
Preferred stock dividends             (0.5)   (0.7)  (0.9)
(Premium) discount on repurchase of
   preferred stock (a)                (0.6)    -      1.7
------------------------------------------------------------------------
Basic income from continuing
   operations                         67.9    45.1    3.5
Preferred stock dividends               -      -      0.9
Discount on repurchase of
   preferred stock                      -      -     (1.7)
------------------------------------------------------------------------
Diluted income from
   continuing operations         $    67.9    45.1    2.7
------------------------------------------------------------------------

DENOMINATOR

Basic weighted average
   common shares outstanding          52.1    51.2   50.1
Effect of dilutive
   stock options                       0.3     0.2    -
------------------------------------------------------------------------
Diluted weighted average
   common shares outstanding          52.4    51.4   50.1
------------------------------------------------------------------------

(a) See "Repurchase Program" in Note 3.

Unallocated shares of Pittston Common Stock held in the Pittston Company Employee Benefits Trust (the "Trust"), a grantor trust, are treated as treasury shares for earnings per share purposes. Accordingly, such shares are excluded from the basic and diluted income per common share calculations. Shares held by the Trust that were excluded were 1.8 million, 2.7 million and 1.3 million in 2002, 2001 and 2000, respectively.

The Company excludes the effect of antidilutive securities from the computations of diluted income from continuing operations per common share. The equivalent weighted average shares of common stock that were excluded were 1.2 million, 2.0 million and 2.8 million in 2002, 2001 and 2000, respectively.


NOTE 5
DISCONTINUED OPERATIONS

After completing the disposal of its coal business, the Company has retained certain coal-related liabilities and related expenses. Retained liabilities include obligations related to postretirement benefits for Company-sponsored plans, black lung benefits, reclamation and other costs related to idle (shut-down) mines which have been retained, Health Benefit Act, workers' compensation claims and costs of withdrawal from multi-employer pension plans. Expenses related to these liabilities have been reflected in the loss from discontinued operations through the disposal date. Subsequent to the completion of the disposal process (for the period beginning January 1, 2003), adjustments to coal-related contingent liabilities will be reflected in discontinued operations, and expenses related to Company-sponsored pension and postretirement benefit obligations and black lung obligations will be reflected in continuing operations. In addition, subsequent to the disposal date, the Company expects to have certain ongoing costs related to the administration of the retained liabilities and will report those costs in continuing operations.

The amounts to be recorded in future years will be dependent on many factors, including inflation in health care and other costs, discount rates, the market value of pension plan assets, the number of participants in various benefit programs, the number of idle mine sites ultimately transferred and the timing of such transfers, and the amount of administrative costs needed to manage the retained liabilities.

Proceeds received from the sales transactions in 2002 approximated $88 million including cash of $42 million, notes receivable of $8 million (six-month term), $16 million representing the present value of royalties (five-year term, $20 million total payments), and liabilities assumed by the purchasers of approximately $22 million.

The assets disposed of primarily included operations including coal reserves, property, plant and equipment, the Company's economic interest in Dominion Terminal Associates ("DTA") and inventory. Certain liabilities, primarily reclamation costs related to properties disposed of, were assumed by the purchasers.

The losses from discontinued operations in the Company's Consolidated Statements of Operations were as follows:

                                    Years Ended December 31
(In millions)                        2002    2001     2000
------------------------------------------------------------------------
Pretax loss from the operations of
   the discontinued segment      $     -       -       (32.4)
Income tax benefit                     -       -       (14.2)
------------------------------------------------------------------------
Loss from the operations of the
   discontinued segment, after tax     -       -       (18.2)
------------------------------------------------------------------------

Loss on the disposal                 13.2    (15.9)    (85.9)
Operating losses during
   the disposal period              (28.1)   (22.2)    (45.0)
Health Benefit Act liabilities and
   curtailment of benefit plans     (24.0)    (8.0)   (163.3)
Withdrawal liability                (26.8)    (8.2)      -
------------------------------------------------------------------------
Pretax loss on the disposal
   of the discontinued segment      (65.7)   (54.3)   (294.2)
Income tax benefit                  (22.8)   (25.1)   (105.1)
------------------------------------------------------------------------
Loss on the disposal of the
   discontinued segment, after tax  (42.9)   (29.2)   (189.1)
------------------------------------------------------------------------
Loss from discontinued
   operations                    $  (42.9)   (29.2)   (207.3)
------------------------------------------------------------------------

LOSS ON THE DISPOSAL

During 2000, an estimated loss of $85.9 million was recorded to reflect the difference between expected proceeds and the carrying value of assets to be sold. During 2001, an estimated additional net loss of $15.9 million was recorded to reflect changes in expected proceeds to be received and changes in the expected values of assets and liabilities through the anticipated dates of sale or shutdown. A $13.2 million reversal of the previously estimated loss on sale was recorded during 2002 to reflect the final adjustment based on the actual proceeds and values of assets and liabilities at the dates of sale.


OPERATING LOSSES

Discontinued Operations accounting required the accrual of expenses expected to be incurred through the end of the disposal period. Accordingly, operating losses (including significant expenses the Company expects to retain and classify in continuing operations subsequent to the disposal date related to Company-sponsored pension and postretirement benefit obligations and black lung obligations) were recognized within discontinued operations in different periods than they would have been recorded if coal were a continuing operation. Total recorded charges for Company-sponsored pension and postretirement benefit obligations and black lung obligations, were approximately $2 million, $53 million and $48 million in 2002, 2001 and 2000, respectively. The year 2000 included expenses incurred in 2000 and those expected to be incurred in 2001, while 2001 (which included expenses expected to be incurred in 2002) included only one year of expenses. The amount in 2002 represents the difference between the estimated amount of expenses relating to 2002 that were accrued in 2001 and the amount actually incurred in 2002. The increase in the average amount of annual expense for 2002 (recorded in 2001) versus prior years primarily resulted from the effects of actuarial assumption changes on postretirement medical and pension benefits.

Estimated operating losses, including the above employee expenses, through the originally anticipated period of disposal of $45.0 million were recorded in 2000.

The Company increased the estimated operating losses in 2001 by $22.2 million. The $22.2 million increase included the effect of extending the anticipated period of disposal through the end of 2002, which resulted in $53 million of additional postretirement, pension, and black lung benefit expenses. Also included in the $22.2 million increase was a refund of $23.4 million (including interest) of Federal Black Lung Excise Tax ("FBLET") received during 2001 and an accrual of $9.5 million for litigation settlements that were paid during early 2002.

The Company recorded an additional $28.1 million of operating losses during 2002, primarily reflecting worse-than-expected price, volume and costs per ton of coal as a result of adverse coal market conditions during the year, and the sale of coal operations and reserves in 2002.

No interest expense has been allocated to discontinued operations.

HEALTH BENEFIT ACT LIABILITIES AND CURTAILMENT OF BENEFIT PLANS

In 2000, the Company recorded a $161.7 million liability for its obligations under the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"). In 2002 and 2001, the Company recorded additional charges of $24.0 million and $8.0 million, respectively, to reflect changes in the estimates of the undiscounted liability. This liability will be adjusted in future periods as assumptions change. See Note 15.

During 2000, the Company also recorded a net curtailment loss of $1.6 million, comprising a $6.0 million net curtailment loss on the Company's medical benefit plans and a $4.4 million net curtailment gain on the Company's pension plans.

WITHDRAWAL LIABILITY

The Company participates in the United Mine Workers of America ("UMWA") 1950 and 1974 pension plans at defined contribution rates, but expects to ultimately withdraw from these plans. At December 31, 2001, the Company recorded $8.2 million of estimated withdrawal liabilities for these multi-employer pension plans associated with its planned exit from the coal business. At December 31, 2002, the Company increased the estimated liabilities by $26.8 million to $35.0 million. The Company's estimate of the obligation in each year is based on the funded status of the multi-employer plans at the most recent measurement date.

The actual withdrawal liability, if any, is subject to several factors, including funding and benefit levels of the plans and the date that the Company is determined to have completely withdrawn from the plans. Accordingly, the ultimate obligation could change materially.

INCOME TAXES

Income tax benefits attributable to the loss on the disposal of the discontinued segment include the benefits of percentage depletion generated from the active operations during the sale period.

OPERATING PERFORMANCE OF FORMER COAL OPERATIONS

Since estimated operating losses from the measurement date to the date of disposal of the former coal operations were recorded as part of the estimated loss on the disposal, actual results of operations during the disposal period are not included in Consolidated Statements of Operations in the period that they are earned.

The following table shows selected financial information for former coal operations during 2002, 2001 and 2000.

(In millions)                       2002     2001     2000
------------------------------------------------------------------------
Sales                           $   266.5    384.0     401.0
Operating loss                      (77.5)   (31.7)    (37.0)
Loss before income taxes            (75.6)   (29.5)    (32.4)
------------------------------------------------------------------------

NOTE 6
SUPPLEMENTAL CASH FLOW INFORMATION

                                    Years Ended December 31
(In millions)                        2002     2001     2000
------------------------------------------------------------------------
Cash payments for:
   Income taxes, net             $   14.8      20.1     28.2
   Interest                          22.7      31.1     44.8
------------------------------------------------------------------------

Noncash investing activities in connection with the disposal of the Company's former coal operations were as follows:

                                                           Year Ended
                                                           December 31
(In millions)                                                 2002
------------------------------------------------------------------------
Fair market value of coal assets disposed                $    88.4
Liabilities assumed by purchasers as consideration           (22.1)
Notes receivable                                              (8.3)
Present value of royalties (a)                               (15.7)
------------------------------------------------------------------------
Net cash received                                        $    42.3
------------------------------------------------------------------------

(a) Five-year maximum term, with $20 million of total payments.

NOTE 7
PROPERTY AND EQUIPMENT

The following table presents the Company's property and equipment that is classified as held and used:

                                             December 31
(In millions)                             2002        2001
------------------------------------------------------------------------
Land                                 $    72.9        48.9
Buildings                                140.4       123.3
Leasehold improvements                   138.9       133.2
Vehicles                                 161.3       145.6
Aircraft and related assets               85.8        85.5
Home security systems                    527.0       455.9
Capitalized software                     131.7       111.7
Other machinery and equipment            456.1       395.9
------------------------------------------------------------------------
                                       1,714.1     1,500.0
Accumulated depreciation
   and amortization                      842.9       681.9
------------------------------------------------------------------------
Property and equipment, net          $   871.2       818.1
------------------------------------------------------------------------

NOTE 8
IMPAIRMENT OF LONG-LIVED ASSETS

Each quarter, the Company records impairment charges at BHS related to disconnected home security systems as described in Note 1. Other impairment charges are as follows:
                                    Years Ended December 31
(In millions)                       2002     2001     2000
------------------------------------------------------------------------
Former coal operations          $   14.1      -        -
Gold operations                      5.7      -        -
BAX Global restructuring             -        -       45.2
Other                                1.7      1.6      2.6
------------------------------------------------------------------------
Total                           $   21.5      1.6     47.8
------------------------------------------------------------------------

Approximately $43.3 million (original carrying value) of residual long-lived coal assets were reclassified at December 31, 2002 from discontinued operations to assets held and used. The assets held and used were reclassified individually at the lower of their actual cost, adjusted for depreciation since the time originally classified as held for sale, and their fair value at the date the assets were reclassified to assets held and used. Fair value was estimated using sales proceeds for similar assets during 2002 as well as estimates provided by investment advisors. An impairment charge of $14.1 million was recognized as a result of the reclassification.

In the fourth quarter of 2002, the Company entered into an agreement to negotiate the transfer of its interests in its gold mining joint ventures to a publicly traded equity affiliate in which it has a minority interest in exchange for additional shares of the equity affiliate and other consideration. The transfer is contingent upon various factors. The Company does not presently control the equity affiliate and does not expect to control the affiliate after the exchange.

The Company recognized a $5.7 million (pretax) impairment of its long-lived assets and recognized $1.4 million (pretax) of previously deferred losses on certain of its gold forward sales contracts that had been accounted for as hedges now that the hedged transactions were no longer deemed probable as a result of the potential transfer. See Note 19. Fair value was estimated using projected weighted-average discounted cash flows.

In 2000, certain aircraft-related assets were written down to fair value pursuant to BAX Global's restructuring plan (see Note 20).

NOTE 9
OTHER ASSETS

                                              December 31
(In millions)                                2002     2001
------------------------------------------------------------------------
Deferred subscriber acquisition costs   $    54.7     48.4
Long-term receivables                        40.7     28.4
Investment in equity affiliates              35.5     36.5
Aircraft heavy maintenance
   deferred charges                          27.8     29.1
Voluntary Employees'
   Beneficiary Association (see Note 15)     18.2     16.6
Other                                        28.8     25.9
------------------------------------------------------------------------
Other assets                            $   205.7    184.9
------------------------------------------------------------------------

NOTE 10
ACCRUED LIABILITIES

                                             December 31
(In millions)                              2002      2001
------------------------------------------------------------------------
Payroll and other employee liabilities  $   107.5    104.0
Taxes                                       102.8     89.9
Workers' compensation and other claims       41.9     42.1
Postretirement benefits other than pensions  39.4     38.5
Reclamation and inactive mine costs           8.5     14.9
Accrued loss of discontinued operations       -       46.0
Other                                       194.1    180.7
------------------------------------------------------------------------
Accrued liabilities                     $   494.2    516.1
------------------------------------------------------------------------

NOTE 11
OTHER LIABILITIES

                                             December 31
(In millions)                               2002      2001
------------------------------------------------------------------------
Workers' compensation and other claims    $  52.7     38.7
Aircraft lease obligations                   42.1     53.0
Minority interest                            36.0     35.5
Withdrawal obligations for
   coal-related multi-employer
   pension plans (Note 5)                    35.0      -
Liability for DTA financing guarantee         -       43.2
Reclamation and inactive mine costs          13.0      9.8
Other                                        52.7     51.0
------------------------------------------------------------------------
Other liabilities                        $  231.5    231.2
------------------------------------------------------------------------

During 2002, in conjunction with the disposal of its coal operations, the Company transferred its economic interest in Dominion Terminal Associates ("DTA"), a partnership with three coal companies that operates a leased coal port terminal in Newport News, Virginia (the "Terminal"). Since the Company no longer has an economic interest in DTA, its related $43.2 million guarantee of underlying debt was reclassified to long-term debt as of December 31, 2002. See
Note 12 for a description of the terms of the underlying debt.

NOTE 12
LONG-TERM DEBT


(In millions, denominated                      December 31
in U.S. dollars unless noted)                2002      2001
------------------------------------------------------------------------
Senior Notes:
   Series A, 7.84%, due 2005-2007        $   55.0       55.0
   Series B, 8.02%, due 2008                 20.0       20.0
   Series C, 7.17%, due 2006-2008            20.0        -
------------------------------------------------------------------------
                                             95.0       75.0
------------------------------------------------------------------------
Bank credit facilities:
U.S. Revolving Bank Credit Facility
   (year-end weighted average rate
   2.27% in 2002 and 3.43% in 2001)         129.0      136.2
Euro-denominated credit facilities of
   French subsidiaries (year-end weighted
   average rate 4.35% in 2002 and
    5.28% in 2001)                           12.4       14.4
Venezuelan bolivar-denominated term loan
   (31.20% in 2001)                           -          6.6
Other various non-U.S. dollar denominated
   facilities (year-end weighted average rate
   9.88% in 2002 and 13.46% in 2001)         10.5       13.2
------------------------------------------------------------------------
                                            151.9      170.4
------------------------------------------------------------------------
DTA 7.375% bonds, due 2020                   43.2        -
Capital leases (average rates:
   5.37% in 2002 and 5.72% in 2001)          27.4       24.7
------------------------------------------------------------------------
Total long-term debt                        317.5      270.1
Current maturities of long-term debt:
   Bank credit facilities                     6.4       11.0
   Capital leases                             6.9        6.2
------------------------------------------------------------------------
Total current maturities of long-term debt   13.3       17.2
------------------------------------------------------------------------
Total long-term debt excluding
   current maturities                    $  304.2      252.9
------------------------------------------------------------------------

The Company has an unsecured $350 million syndicated bank credit facility (the "Facility") from which it may borrow on a revolving basis over a three-year term ending September 2005. At December 31, 2002, $199.8 million was available for borrowing under the Facility. The Company has the option to borrow based on a Libor-based rate plus a margin, a prime rate plus a margin or a competitive bid among the individual banks.

The margin is 0.825% for LIBOR based borrowings. The credit agreement provides for margin increases, but does not accelerate payments should the Company's credit rating be reduced. When borrowings and letters of credit under the Facility are in excess of $175 million, the applicable interest rate is increased by 0.125%. The Company also pays an annual fee on the Facility based on the Company's credit rating. The fee, which can range from 0.125% to 0.400%, was 0.175% as of December 31, 2002.

The Company has $55 million of 7.84% Senior Notes, Series A due 2005-2007 and $20 million of 8.02% Senior Notes, Series B due in 2008. In April 2002, the Company completed a $20.0 million private placement of 7.17% Senior Notes due 2006-2008, referred to herein as the Series C Notes. Proceeds from the Series C Notes were used to repay borrowings under the U.S. revolving bank credit facility. Interest on each series of the Notes is payable semiannually, and the Company has the option to prepay all or a portion of the Notes prior to maturity with a prepayment penalty. The Notes are unsecured.

The Company has three unsecured multi-currency revolving bank credit facilities that total $110 million in available credit, of which $43.5 million was available at December 31, 2002 for additional borrowing. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts outstanding under these agreements are included in short-term borrowings.

Minimum repayments of long-term debt for years 2004 through 2007 total $14.4 million, $156.1 million, $29.6 million and $28.1 million, respectively.


The Peninsula Ports Authority of Virginia (the "Peninsula Authority") issued tax exempt bonds in 1992 to refund bonds related to DTA, a partnership in which the Company no longer has an economic interest. The Company continues to guarantee payment of $43.2 million of the Peninsula Authority's bonds and has concluded it is probable that it will have to fund the guarantee. The bonds bear a fixed interest rate of 7.375%, and the interest on the bonds is not taxable to the holders. The bonds may be redeemed beginning in June 2002.

The Company's Brink's, BHS, and BAX Global subsidiaries have guaranteed the U.S. bank credit facility and Notes. The U.S. revolving bank credit agreement, the agreement under which the Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants, among other things, limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other loan agreements. The Company was in compliance with all financial covenants at December 31, 2002.

The Company entered into capital lease obligations of $2.7 million in 2002 and $7.5 million in 2001.

At December 31, 2002, the Company had undrawn unsecured letters of credit totaling $62.4 million. These letters of credit primarily support the Company's obligations under various self-insurance programs, credit facilities and aircraft lease obligations.

NOTE 13
ACCOUNTS RECEIVABLE AND ASSET SECURITIZATION

                                             December 31
(In millions)                             2002        2001
------------------------------------------------------------------------
Trade                                 $  522.1       496.3
Other                                     53.4        38.8
------------------------------------------------------------------------
                                         575.5       535.1
Estimated uncollectible amounts           35.5        41.8
------------------------------------------------------------------------
Accounts receivable, net              $  540.0       493.3
------------------------------------------------------------------------

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

BAX Funding's sale of the undivided interest in the accounts receivable pool to the conduit is accounted for as a sale under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." BAX Funding's retained interest is reported as accounts receivable in the Consolidated Balance Sheet.


At the end of the five-year term, or in the event certain circumstances cause an early termination of the program, the daily reinvestment will be discontinued and collections will be used to pay down the conduit's interest in the receivables pool. Early termination of the program may occur if certain ratios, including ratios of delinquent and defaulted accounts, are exceeded. Early termination may also be triggered if other events occur as described in the agreement, including the acceleration of debt repayments of the Company's $350 million U.S. revolving bank credit facility.

The conduit has a priority collection interest in the entire pool of receivables and, as a result, BAX Funding has retained credit risk to the extent the pool exceeds the amount sold. BAX Funding sells its receivables to the conduit at a discount. The amount of the discount is based on the conduit's borrowing cost plus incremental fees. BAX Global is the designated servicer of the receivables pool and is responsible for collections, reinvestment, and periodic reporting to the conduit. The Pittston Company has guaranteed the performance of BAX Global with respect to the agreement.

                                             December 31
(In millions)                             2002        2001
------------------------------------------------------------------------
Accounts receivable purchased by BAX Funding:
Total pool                              $ 93.3        81.8
Revolving interest sold to conduit       (72.0)      (69.0)
------------------------------------------------------------------------
Amount included in Consolidated
   Balance Sheets of the Company        $ 21.3        12.8
------------------------------------------------------------------------


The fair value of the Company's retained interest in the receivables approximates its carrying value. The discount and related expenses of $1.6 million in 2002, $4.0 million in 2001 and $0.6 million in 2000 are reported as other expense, net, in the Consolidated Statement of Operations. The Company has not recorded a servicing asset or liability because it believes the servicing compensation BAX Global receives is representative of market rates and because the average servicing period for accounts receivable approximates one month.

NOTE 14
OPERATING LEASES

The Company leases facilities, aircraft, vehicles, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options. Information relating to capital leases is included in Note 12.

As of December 31, 2002, aggregate future minimum lease payments for continuing operations under operating leases were as follows:

                                          Equipment
(In millions)     Facilities   Aircraft   and Other   Total
------------------------------------------------------------------------
2003              $     75.7       15.0       32.9      123.6
2004                    56.4       12.7       25.8       94.9
2005                    42.6        4.9       19.5       67.0
2006                    32.5        0.5       12.7       45.7
2007                    27.6        0.2        8.6       36.4
Later years            133.3         -        11.3      144.6
------------------------------------------------------------------------
                  $    368.1       33.3      110.8      512.2
------------------------------------------------------------------------

The above table includes amounts due under noncancellable leases with initial or remaining lease terms in excess of one year, and excludes operating leases associated with the Company's former coal operations. See Note 21 for a description of the leases related to former coal operations.

The above table includes lease payments for the initial accounting lease term and all renewal periods for certain vehicles used in Brink's and BHS' operations. If the Company were to not renew these leases, it would be subject to a residual value guarantee. The Company's maximum residual value guarantee was $53 million at December 31, 2002. If the Company continues to renew the leases and pays all of the lease payments for the vehicles that have been included in the above table (which aggregate lease payments decline over eight years), this residual guarantee will reduce to zero at the end of the final renewal period.

The Company has leases on four facilities under each of which it has the option to either renew the lease, purchase the facility at original cost, or pay a guaranteed residual. At December 31, 2002, the maximum guaranteed residuals on these four leases totaled $15.5 million.

Net rent expense amounted to $149.0 million in 2002, $142.3 million in 2001 and $146.9 million in 2000.

NOTE 15
EMPLOYEE BENEFITS

The employee benefit plans and other liabilities described below cover employees and retirees of both the Company's continuing operating units and former coal operations. Accordingly, a portion of these benefit expenses have been included in the results of discontinued operations for the years presented.

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

The Company's U.S. defined benefit pension plans represent 82% of Projected Benefit Obligation ("PBO") and 81% of plan assets at December 31, 2002. The assumptions used in determining the net pension expense and funded status for the Company's U.S. pension plans were as follows:

                                     2002      2001      2000
--------------------------------------------------------------
Discount rate:
  Expense                           7.25%     7.50%      7.50%
  Funded status                     6.75%     7.25%      7.50%

Expected long-term rate of
   return on assets :
    Expense                        10.00%    10.00%    10.00%
    Funded status                   8.75%    10.00%    10.00%

Average rate of increase in salaries (a):
     Expense                         4.0%      4.0%      4.0%
     Funded status                   5.1%      4.0%      4.0%
--------------------------------------------------------------

(a) Salary scale assumptions vary by age and industry.

The net pension expense (excluding curtailment gain) for 2002, 2001 and 2000 for all plans is as follows:

                                    Years Ended December 31
(In millions)                       2002    2001      2000
------------------------------------------------------------------------
Service cost                    $   30.5     26.0     23.6
Interest cost on PBO                42.3     38.5     35.0
Return on assets - expected        (60.2)   (58.6)   (55.3)
Other amortization, net              1.4      0.5     (0.3)
------------------------------------------------------------------------
Net pension expense             $   14.0      6.4      3.0
------------------------------------------------------------------------

Pursuant to its formal plan to exit the coal business, the Company recorded a curtailment gain during 2000 of $4.4 million comprising a $5.8 million reduction in PBO, partially offset by reductions in unrecognized experience losses and prior service costs.

Reconciliations of the PBO, plan assets, funded status and prepaid pension expense at December 31, 2002 and 2001 for all of the Company's pension plans are as follows:

                                               December 31
(In millions)                              2002       2001
------------------------------------------------------------------------
PBO at beginning of year                $   595.0    527.5
Service cost                                 30.5     26.0
Interest cost                                42.3     38.5
Plan participants' contributions              1.6      1.0
Benefits paid                               (24.6)   (24.0)
Actuarial loss                               60.1     30.5
Foreign currency exchange rate changes       10.8     (4.5)
------------------------------------------------------------------------
PBO at end of year                      $   715.7    595.0
------------------------------------------------------------------------
Fair value of plan assets at beginning
   of year                              $   554.3    621.3
Return on assets - actual                   (49.8)   (40.9)
Plan participants' contributions              1.6      1.0
Employer contributions                       40.0      2.3
Benefits paid                               (24.6)   (24.0)
Foreign currency exchange rate changes        8.4     (5.4)
------------------------------------------------------------------------
Fair value of plan assets
  at end of year                       $    529.9    554.3
------------------------------------------------------------------------
Funded status                          $   (185.8)   (40.7)
Unrecognized experience loss                294.9    135.3
Unrecognized prior service cost               1.6      1.7
Other                                         0.9     (0.5)
------------------------------------------------------------------------
Net pension assets                          111.6     95.8
------------------------------------------------------------------------
Current pension liabilities                   0.4      0.2
Noncurrent pension liabilities              122.6     22.9
Adjustments to minimum pension liabilities (210.8)    (9.9)
------------------------------------------------------------------------
Prepaid pension assets                  $    23.8    109.0
------------------------------------------------------------------------


Selected information for the above Company plans that have PBOs greater than plan assets are aggregated below.

                                               December 31
(In millions)                                2002     2001
------------------------------------------------------------------------
Projected benefit obligations           $   683.0    555.0
Accumulated benefit obligations ("ABO")     610.2    489.4
Fair value of plan assets                   495.8    498.9
------------------------------------------------------------------------

The Company's unrecognized experience loss increased significantly in the last two years primarily due to lower discount rate assumptions (which increased the PBO) and worse than expected returns on plan assets. At December 31, 2002 and 2001, the Company recognized additional minimum pension liabilities for plans that had ABOs in excess of the fair value of plan assets.

Expense included in continuing operations in 2002, 2001 and 2000 for multi-employer pension plans (excluding coal-related plans) was $1.8 million, $1.2 million and $0.9 million, respectively.

SAVINGS PLANS

The Company sponsors a 401(k) Savings-Investment Plan to assist eligible U.S. employees in providing for retirement. Employee contributions are matched at rates of between 50% to 100% for up to 5% of compensation (subject to certain limitations). Contribution expense in continuing operations under the plan aggregated $10.9 million in 2002, $9.8 million in 2001 and $8.4 million in 2000. Contribution expense included in discontinued operations was $0.6 million in 2002 and $0.7 million in 2001 and 2000.

The Company sponsors other defined contribution benefit plans based on hours worked or other measurable factors. Contributions under all of these plans aggregated $3.8 million in 2002, $3.2 million in 2001 and $2.8 million in 2000.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Company-Sponsored Plans
The Company provides certain postretirement health care and life insurance benefits (the "Company-sponsored plans") for eligible active and retired employees in the U.S. and Canada of the Company's current and former businesses, including eligible participants of the former coal operations (the "coal-related" plans). The components of net periodic postretirement costs (excluding curtailment loss) related to Company-sponsored plans were as follows:

(In millions)                                             Coal-related plans                         Other plans
----------------------------------------------------------------------------------------------------------------------------
                                                        Years Ended December 31                 Years Ended December 31
                                                        2002     2001      2000                 2002     2001     2000
----------------------------------------------------------------------------------------------------------------------------
Service cost                                     $       0.4      0.2       0.2              $   0.8      0.7      0.6
Interest cost on accumulated
   postretirement benefit obligations ("APBO")          31.7     24.9      22.3                  1.4      1.5      1.5
Amortization of losses                                   9.7      3.7       3.6                  -        -        -
----------------------------------------------------------------------------------------------------------------------------
Net periodic postretirement costs                $      41.8     28.8      26.1              $   2.2      2.2      2.1
----------------------------------------------------------------------------------------------------------------------------

Pursuant to its formal plan to exit the coal business, the Company recorded a curtailment loss during 2000 of $6.0 million.

Reconciliations of the APBO, funded status and accrued postretirement benefit cost for Company-sponsored plans at December 31, 2002 and 2001 are as follows:

(In millions)                                           Coal-related plans                        Other plans
---------------------------------------------------------------------------------------------------------------------------
                                                            December 31                           December 31
                                                         2002         2001                    2002          2001
---------------------------------------------------------------------------------------------------------------------------
APBO at beginning of year                          $     442.0       355.9               $     21.9         20.5
Service cost                                               0.4         0.2                      0.8          0.7
Interest cost                                             31.7        24.9                      1.4          1.5
Benefits paid                                            (28.3)      (26.0)                    (2.3)        (1.2)
Actuarial loss, net                                       72.5        87.0                      1.3          0.4
---------------------------------------------------------------------------------------------------------------------------
APBO and funded status at end of year                    518.3       442.0                     23.1         21.9
Unrecognized experience gain (loss)                     (250.6)     (187.8)                     0.8          2.1
---------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost at end of year $     267.7       254.2               $     23.9         24.0
---------------------------------------------------------------------------------------------------------------------------

The APBO for each of the plans was determined using the unit credit method and an assumed discount rate of 6.75% in 2002 and 7.25% in 2001. For
Company-sponsored coal-related plans, the assumed health care cost trend rate used in 2002 was 10% for 2003, declining 1% per year to 5% in 2008 and thereafter. Other plans provide for fixed-dollar value coverage for eligible participants and, accordingly, are not adjusted for inflation.

A one percentage point increase (decrease) each year in the assumed health care cost trend rate used for 2002 would increase (decrease) the aggregate service and interest components of expense for 2002, and increase (decrease) the APBO of Company-sponsored plans at December 31, 2002 as follows:

                                    Effect of 1% Change in
                                   Health Care Trend Rates
                                  --------------------------
(In millions)                       Increase      Decrease
------------------------------------------------------------------------
Higher (lower):
Service and interest cost in 2002   $   4.2        (3.5)
APBO at December 31, 2002              65.9       (54.6)
------------------------------------------------------------------------

Health Benefit Act
In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund, The United Mine Workers of America Combined Benefit Fund (the "Combined Fund"), to which "signatory operators" and "related persons", including The Pittston Company and certain of its subsidiaries (collectively, the "Pittston Companies"), are jointly and severally liable to pay annual premiums for those beneficiaries directly assigned to a signatory operator and its related persons, on the basis set forth in the Health Benefit Act. In October 1993 and on an annual basis in subsequent years, the Pittston Companies have received notices from the Social Security Administration (the "SSA") with regard to the current number of assigned beneficiaries for which the Pittston Companies are deemed responsible under the Health Benefit Act.


In addition, the Health Benefit Act provides that assigned companies, including the Pittston Companies, are required to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries if not funded from other designated sources. To date, the funding for unassigned beneficiaries has been provided from transfers from the Abandoned Mine Reclamation Fund.

The Company's liability for Health Benefit Act obligations to the Combined Fund is equal to the undiscounted estimated amount of future annual premiums the Company expects to pay to the Combined Fund. The Company's estimated annual premium is generally equal to the total number of beneficiaries (including assigned beneficiaries and an allocated percentage of the total unassigned beneficiaries) at October 1, the beginning of the plan year, multiplied by the premiums per beneficiary for that year. The Company expects to pay annual premiums over the next 70 or more years, but it expects these annual premiums to gradually decline over time as the number of beneficiaries decreases. The estimated liability at December 31, 2002 and 2001 assumes that the Company will not be required to pay premiums for its pro rata allocation of the unassigned beneficiaries until 2005 because these benefits are assumed to be funded with contributions from the Abandoned Mine Reclamation Fund in accordance with the existing statute. The Company's estimate of its liability for premiums for unassigned beneficiaries could be materially changed in future periods depending on the amount of future funding by the Abandoned Mine Reclamation Fund or other sources. Moreover, the Company's share of unassigned beneficiaries could be increased on a pro rata basis in the future if other responsible coal operators become insolvent.

Information provided by the Combined Fund is as follows:

                                            December 31
                                         2002       2001
------------------------------------------------------------------------
Number of assigned beneficiaries
    at the beginning of the plan year   2,814      3,035
Health benefit premium per
    beneficiary                        $2,853      2,725
------------------------------------------------------------------------

According to the Health Benefit Act, the rate of inflation for per-beneficiary health care premiums is equal to the medical care component of the Consumer Price Index. The U.S. Life 79-81 mortality table has been used to estimate a gradual decline in the number of beneficiaries. The Company's estimate assumes that there will be no additions to the Combined Fund unassigned beneficiary group as a result of future coal operator insolvencies.

Other major assumptions used by the Company to estimate the liabilities at December 31, 2002 and 2001 are described below.

                                            December 31
                                         2002       2001
------------------------------------------------------------------------
Percent of total unassigned beneficiaries
    allocated to the Company             6.7%       6.7%
------------------------------------------------------------------------

At December 31, 2002, annual inflation rates for per-beneficiary health care premiums was assumed to be 5% declining to 4.5% over five years. At December 31, 2001, annual inflation was assumed to be 4.5%.

Prior to December 31, 2000, the Company accounted for its obligations under the Health Benefit Act as a participant in a multi-employer benefit plan and thus, recognized the annual cost of these obligations on a pay-as-you-go basis. Pursuant to its formal plan to exit the coal business, the Company recorded its estimated undiscounted liability relating to such obligations at December 31, 2000 as a $161.7 million charge to the net loss from discontinued operations. The obligations at December 31, 2002 and 2001 were $174.1 million and $159.9 million, respectively.

The Company recorded $24.0 million of expense in its 2002 loss from discontinued operations to reflect an increase in the estimated liabilities for Health Benefit Act obligations to the Combined Fund. The increase primarily resulted from the Company's being able to obtain and use Company-specific information regarding the age of its beneficiaries covered by the Health Benefit Act rather than using averages relating to the entire population of beneficiaries covered, slightly higher per-beneficiary health care premiums, and slightly lower mortality than was estimated at the end of 2001 for the plan year ended September 30, 2002.


The Company recorded $8.0 million of additional expense in its 2001 loss from discontinued operations related to changes in the estimated liabilities for Health Benefit Act obligations to the Combined Fund. The higher amount of expense was primarily the result of a 1.7% higher number of assigned beneficiaries as of October 1, 2001 than was estimated at the end of 2000, partially offset by a 0.5% lower number of total unassigned beneficiaries as of October 1, 2001 than was estimated at the end of 2000. The Combined Fund premium per beneficiary for the plan year beginning October 1, 2001 was essentially equal to that estimated at the end of 2000.

For 2002, 2001 and 2000, annual cash payments under the Health Benefit Act were approximately $9.8 million, $9.7 million and $9.0 million, respectively. The Company currently estimates that the annual cash funding under the Health Benefit Act for the Pittston Companies' assigned beneficiaries will continue at about the same annual level for the next several years and should begin to decline thereafter as the number of such assigned beneficiaries decreases.

Pneumoconiosis (Black Lung) Expense

                                               December 31
(In millions)                                2002     2001
------------------------------------------------------------------------
Actuarial present value of
   self-insured black lung benefits      $   60.0     58.7
Unrecognized loss                           (14.6)   (13.3)
------------------------------------------------------------------------
Accrued liabilities                      $   45.4     45.4
------------------------------------------------------------------------

The Company acts as self-insurer with respect to almost all black lung benefits. Provision is made for estimated benefits based on annual reports prepared by independent actuaries. Unrecognized losses, representing the excess of the present value of expected future benefits over existing accrued liabilities, are amortized over the average remaining life expectancy of participants (approximately 10 years). Prior to December 31, 2000, assumptions used in the calculation of the actuarial present value of black lung benefits were based on actual retirement experience of the Company's coal employees, black lung claims incidence, actual dependent information, industry turnover rates, actual medical and legal cost experience and projected inflation rates.

As of December 31, 2000, certain assumptions were modified to reflect the planned sale of the Company's coal business. The amount of expense incurred for annual black lung benefits was $7.3 million in 2002, $5.2 million for 2001 and $5.3 million for 2000.

The following are the other key actuarial assumptions for the black lung obligations:
                                              December 31
                                             2002     2001
------------------------------------------------------------------------
Discount rate:
   Expense                                  7.25%    7.50%
   Liability valuation                      6.75%    7.25%
Medical cost inflation                       8.0%     8.0%
------------------------------------------------------------------------

The 1959-1961 Mortality Table for U.S. White Males and Females is used.

The U.S. Department of Labor issued regulations in 2000 that are intended to expand entitlement provisions and that may have the effect of limiting an employer's ability to rebut claims. The regulation is being disputed by companies in the coal industry. Due to the dispute and to the Company's judgment that any additional amounts owed are not reasonably estimable, the Company has not included any additional amounts related to the new regulations in the actuarial present value of self-insured black lung benefits.

VEBA

The Company has established a Voluntary Employees' Beneficiary Association ("VEBA") which is intended to tax efficiently fund certain retiree medical liabilities primarily for retired coal miners and their dependents. The Company contributed $1.5 million to the VEBA in 2002. As of December 31, 2002, the balance in the VEBA was $18.2 million and was included in other noncurrent assets.


NOTE 16
STOCK-BASED COMPENSATION PLANS

The Company has stock and incentive plans related to employees which allow for stock options, performance unit awards, stock appreciation rights and stock awards.

STOCK OPTION PLANS

The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than the average quoted market value at the date of grant. All grants under the 1988 Plan made in the last three years have a maximum term of six years and substantially all of these grants either vest over three years from the date of grant or vest 100% at the end of the third year. The Non-Employee Plan options are granted with a maximum term of ten years vesting in full at the end of six months. There are 1.3 million shares underlying options for both plans that are authorized, but not yet granted.

As of January 14, 2000, with the elimination of the Company's tracking stock capital structure, the 1988 Plan and Non-Employee Plan were amended to provide that all future grants would be made solely in Pittston Common Stock and that all outstanding options related to BAX Stock and Minerals Stock would be converted into options to purchase Pittston Common Stock. On January 14, 2000, options to purchase a total of 2.0 million shares of BAX Stock with an average exercise price of $15.03 per share and 0.6 million shares of Minerals Stock with an average exercise price of $7.77 per share were converted into options to purchase 1.0 million shares of Pittston Common Stock.

The table below summarizes the activity in all plans for options of Pittston Common Stock for 2002, 2001 and 2000.
                                                      Per
                                                     Share
                                                    Weighted
                                                    Average
                                                    Exercise
(Shares in millions)                      Shares     Price
------------------------------------------------------------------------

Outstanding at December 31, 1999            1.8    $  27.01
Options converted in the Exchange           1.0       33.97
Granted                                     1.1       15.12
Exercised                                  (0.1)      10.68
Forfeited or expired                       (0.4)      26.07
------------------------------------------------------------------------

Outstanding at December 31, 2000            3.4       25.83
Granted                                     1.2       21.03
Exercised                                  (0.3)      16.15
Forfeited or expired                       (0.6)      32.88
------------------------------------------------------------------------

Outstanding at December 31, 2001            3.7       23.96
Granted                                     1.0       21.50
Exercised                                  (0.1)      17.17
Forfeited or expired                       (0.5)      25.80
------------------------------------------------------------------------

Outstanding at December 31, 2002            4.1    $  23.29
------------------------------------------------------------------------

Options exercisable at the end of 2002, 2001 and 2000 for Pittston Common Stock were 2.1 million, 1.7 million, and 1.9 million, respectively.


The following table summarizes information about stock options outstanding as of December 31, 2002.

                             Stock                 Stock
                             Options               Options
(Shares in millions)       Outstanding           Exercisable
-------------------------------------------------------------------------
                        Weighted        Per              Per
                         Average      Share             Share
                        Remaining    Weighted         Weighted
                       Contractual    Average          Average
   Range of               Life       Exercise         Exercise
Exercise Prices   Shares (Years)       Price  Shares    Price
-------------------------------------------------------------------------

$  10.55 to 14.13   0.6     3.6     $  13.64    0.3   $  13.63
   16.77 to 19.76   0.5     3.4        18.56    0.3      18.52
   20.05 to 21.48   1.0     5.1        21.36    0.1      20.42
   21.60 to 23.78   0.9     4.7        21.76    0.3      21.87
   26.69 to 30.60   0.4     2.8        27.21    0.4      27.21
   31.21 to 35.19   0.3     0.5        31.60    0.3      31.60
   37.47 to 315.06  0.4     1.4        43.06    0.4      43.06
-------------------------------------------------------------------------
Total               4.1     3.7     $  23.29    2.1   $  26.40
-------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLAN

Under the 1994 Employee Stock Purchase Plan (the "ESPP"), as amended, the Company is authorized to issue up to 1.0 million shares of Pittston Common Stock (of which 0.7 million shares had been issued as of December 31, 2002) to eligible employees. The ESPP is a noncompensatory plan that allows eligible employees to buy the Company's common stock at below market value. Under the ESPP, the Company sold 0.1 million shares of Pittston Common Stock to employees during each of 2002, 2001, and 2000.

NOTE 17
INCOME TAXES

The provision (benefit) for income taxes from continuing operations consists of the following:

(In millions)      U.S. Federal   Foreign   State     Total
------------------------------------------------------------------------
2002:
Current               $   13.5      25.4      3.1     42.0
Deferred                   3.0       0.3     (4.1)    (0.8)
------------------------------------------------------------------------
Total                 $   16.5      25.7     (1.0)    41.2
------------------------------------------------------------------------
2001:
Current               $    6.7      23.9      3.5     34.1
Deferred                   3.3      (5.9)    (4.1)    (6.7)
------------------------------------------------------------------------
Total                 $   10.0      18.0     (0.6)    27.4
------------------------------------------------------------------------
2000:
Current               $    0.6      25.7      3.7     30.0
Deferred                 (14.2)     (8.9)    (5.0)   (28.1)
------------------------------------------------------------------------
Total                 $  (13.6)     16.8     (1.3)     1.9
------------------------------------------------------------------------

The U.S. current federal income tax provision on continuing operations in all years shown is offset by current tax benefits included in the loss from discontinued operations.

The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

The components of the net deferred tax asset are as follows:

                                                 December 31
(In millions)                                   2002      2001
------------------------------------------------------------------------
DEFERRED TAX ASSETS

Accounts receivable                          $   10.9     11.2
Postretirement benefits other than pensions     164.3    153.0
Pension liabilities                              49.4      3.5
Multi-employer pension plans
   withdrawal liabilities                        12.2      2.9
Workers' compensation and other claims           45.9     41.2
Deferred revenue                                 54.4     55.4
Other assets and liabilities                    138.8    121.6
Estimated loss on coal operations                 -       30.3
Net operating loss carryforwards                 54.1     52.0
Alternative minimum tax credits                  52.5     40.1
Valuation allowance                              (9.8)   (10.3)
------------------------------------------------------------------------
Total deferred tax assets                       572.7    500.9
------------------------------------------------------------------------

DEFERRED TAX LIABILITIES

Property and equipment, net                      80.0     70.0
Prepaid assets                                   17.9     17.7
Prepaid pension assets                            3.8     35.9
Other assets                                     31.3     26.4
Investments in equity affiliates                  6.0      6.0
Miscellaneous                                    32.3     29.3
------------------------------------------------------------------------
Total deferred tax liabilities                  171.3    185.3
------------------------------------------------------------------------
Net deferred tax asset                       $  401.4    315.6
------------------------------------------------------------------------

Approximately $0.8 million of deferred tax liabilities at December 31, 2002 were recorded in accrued liabilities.

The valuation allowance relates to deferred tax assets in certain foreign jurisdictions. Based on the Company's historical and expected future taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, net of the valuation allowance, at December 31, 2002.

The following table accounts for the difference between the actual tax provision from continuing operations and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% in 2002, 2001 and 2000 to the income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle.
                                       Years Ended December 31
(In millions)                          2002      2001     2000
--------------------------------------------------------------------------------
Income (loss) from continuing
   operations before income taxes
   and accounting change:
   United States                    $   54.7       3.2  (65.1)
   Foreign                              55.5      70.0   69.7
--------------------------------------------------------------------------------
Total                               $  110.2      73.2    4.6
--------------------------------------------------------------------------------

Tax provision computed at
   statutory rate                   $   38.6      25.6    1.6
Increases (reductions) in taxes due to:
State income taxes (net of federal
   tax benefit)                         (0.7)     (0.4)  (0.8)
Resolution of prior year
   tax contingencies                    (3.4)      -      -
Goodwill amortization                    -         2.1    2.1
Difference between total taxes on
   foreign income and the U.S.
   federal statutory rate                3.1      (1.5)  (2.7)
Adjustments to the valuation allowance
   for deferred tax assets               1.5       1.3    1.8
Miscellaneous                            2.1       0.3   (0.1)
--------------------------------------------------------------------------------
Actual tax provision from
   continuing operations            $   41.2      27.4    1.9
--------------------------------------------------------------------------------



As of December 31, 2002, the Company has not recorded U.S. deferred income taxes on $142.3 million of undistributed earnings of its foreign subsidiaries and equity affiliates. It is expected that these earnings will either be permanently reinvested in operations outside the U.S. or, if repatriated, will be substantially offset by tax credits. If such earnings were remitted to the U.S. and no credits were available, additional U.S. tax expense of $49.8 million would be recognized.

The Company's U.S. entities file a consolidated U.S. federal income tax return.

As of December 31, 2002, the Company had $52.5 million of alternative minimum tax credits available to offset future U.S. federal income taxes and, under current tax law, the carryforward period for such credits is unlimited.

The tax benefit of net operating loss carryforwards as of December 31, 2002 was $54.1 million and related to U.S. federal and various state and foreign taxing jurisdictions. The gross amount of such net operating losses was $227.6 million as of December 31, 2002. The expiration periods primarily range from 5 years to an unlimited period.

The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The Company believes that it has adequately provided for all income tax liabilities and interest thereon and that final resolution of any examinations will not have a material effect on the Company's financial position or results of operations.

NOTE 18
OTHER EXPENSE, NET

                                     Years Ended December 31
(In millions)                        2002     2001    2000
------------------------------------------------------------------------
Minority interest                $   (3.3)    (6.9)   (3.7)
Discounts and other fees of
   accounts receivable
   securitization program            (1.6)    (4.0)   (0.6)
Stabilization Act compensation        5.9      -       -
Gain on sale of marketable
   securities                         -        3.9     -
Other                                (3.6)     0.3     0.4
-------------------------------------------------------------------------
Total                            $   (2.6)    (6.7)   (3.9)
------------------------------------------------------------------------

NOTE 19
RISK MANAGEMENT

The Company has risk management policies designed to manage, among other things, its currency, commodity and interest rate risks. The Company's policies are intended to reduce the effect of short-term market variability on the Company's results of operations and cash flow.

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

The Company has entered into interest rate swaps that effectively change the variable cash flows on a portion of the $350.0 million revolving credit facility, to fixed cash flows. The swaps outstanding at December 31, 2002 fix the interest rate on $65.0 million of debt at 5.5%, including the margin on the revolving credit facility through September 2003 and fix the interest rate on $50 million of debt at 4%, including the margin on the revolving credit facility, from September 2003 through August 2005.

Changes in fair value on interest rate swaps are recorded in other comprehensive loss and are subsequently reclassified to interest expense in the same period in which the interest on the floating-rate debt obligations affects earnings. During each of the three years ended December 31, 2002, the Company's interest rate swaps were completely effective as defined under SFAS No. 133 and no amounts were included in earnings as a result of the interest rate swaps being ineffective, nor were any amounts excluded from the assessment of effectiveness. At December 31, 2002, $1.9 million of unrecognized pretax loss was included in accumulated other comprehensive loss and of this amount, $1.6 million is expected to be recognized in earnings in 2003.

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

The Company enters into swap contracts and collars to hedge a portion of its forecasted jet fuel purchases for use in the BAX Global aircraft operation. Depending on market conditions, the Company has charged its customers a fuel surcharge to offset the effects of high jet fuel prices. At December 31, 2002, the outstanding notional amount of hedges for jet fuel totaled 19 million gallons.

The Company enters into forward gold sales contracts to fix the Australian dollar selling price on a portion of forecasted gold sales. At December 31, 2002, the notional amount of gold under forward sales contracts (excluding hedges entered into by equity affiliates) was approximately 89,000 ounces, representing approximately 57% of the Company's share of the gold operations' proven and probable reserves.

The Company enters into swap contracts and collars to hedge a portion of its forecasted natural gas sales. At December 31, 2002, the outstanding notional amount of hedges was 0.6 million MMbtu.

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

For jet fuel, the changes in fair value are recorded in other comprehensive loss and subsequently reclassified to earnings, as a component of operating expenses, in the same period as the jet fuel is used. For gold contracts, the changes in fair value are recorded in other accumulated comprehensive loss and subsequently reclassified to earnings, as a component of either revenue or, if related to its equity affiliate, other operating income, net in the same period as the gold is sold. Amounts excluded in the assessment of effectiveness are included as a component of other operating income, net. For natural gas contracts, the changes in fair value are recorded in accumulated other comprehensive loss and subsequently reclassified to earnings, as a component of either revenue or, if related to royalty income, other operating income, net.

(In millions, except)              Jet      Natural
number of months)                 Fuel        Gas      Gold
------------------------------------------------------------------------
Amounts recognized in 2002 pretax earnings:
   Ineffective amounts          $   0.1        -       -
   Amounts excluded in
     assessment of effectiveness      -         -      0.8
   Amounts for which the forecasted
     transaction is not
     expected to occur (a)            -         -     (1.4)
Net gain (loss) in other comprehensive
   loss at December 31, 2002
   expected to be reclassified to
   earnings in 2003             $   1.4       (0.5)   (0.8)
Maximum number of months
   hedges outstanding               12          3       42
------------------------------------------------------------------------

(a)  See Note 8.

Foreign Currency Risk Management
The Company is exposed to foreign currency exchange fluctuations due to certain transactions to which the Company is a party. Certain customers are billed for BAX Global's services in currencies that are different than the functional currency of the subsidiary that recognizes the sale. Certain transportation costs incurred by BAX Global's non-U.S. subsidiaries are denominated in currencies that are different than the subsidiaries' functional currency. The Company's BAX Global operation has a wholly owned international subsidiary that serves as a finance coordination center. The subsidiary has the U.S. dollar as its functional currency, and has intercompany receivables and payables that are not denominated in U.S. dollars.

The Company utilizes foreign currency forward contracts to minimize the variability in cash flows due to foreign currency risks. The contracts have not been designated for accounting purposes as hedges in accordance with SFAS No. 133 due to their short-term nature. Because the contracts are settled shortly after they are entered into, any gains and losses that would be deferred at any balance sheet date if the Company designated the instruments as hedges, would be small. Accordingly, changes in the fair value of foreign currency forward contracts are reported in earnings. The Company's foreign currency forward contracts provide an economic hedge of the risk associated with the changes in currency rates on the related assets and liabilities.

As of December 31, 2002, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted transactions is 18 months.

NON-DERIVATIVE FINANCIAL INSTRUMENTS

Non-derivative financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions and the Company limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are reduced as a result of the diversification benefit provided by the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographic areas. Credit limits, ongoing credit evaluation and account-monitoring procedures are utilized to minimize the risk of loss from nonperformance on trade receivables.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

The fair value of the Company's floating-rate short-term and long-term debt approximates the carrying amount. The fair value of the Company's significant fixed rate long-term debt is described below. Fair value is estimated by discounting the future cash flows using rates for similar debt instruments at the valuation date.

                                  December 31
                           2002                 2001
                       Fair    Carrying    Fair    Carrying
                       Value    Values     Value    Values
------------------------------------------------------------------------
Senior Notes       $   107.3      95.0       76.3     75.0
DTA bonds (a)           53.1      43.2       N/A       N/A
------------------------------------------------------------------------

(a) DTA was included in Other liabilities in 2001.

NOTE 20
RESTRUCTURING - 2000

During 2000, BAX Global finalized a restructuring plan aimed at reducing the capacity and cost of its airlift capabilities in the U.S. as well as reducing station operating expenses, sales, general and administrative expense in the Americas and Atlantic regions. The actions taken included:

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

The following is a summary of the 2000 restructuring charges:

                                 Americas   Atlantic    Total
(In millions)                     Region     Region  BAX Global
------------------------------------------------------------------------

Fleet related charges            $ 49.7        -       49.7
Severance costs                     1.1       1.2       2.3
Station and other closure costs     3.8       1.7       5.5
------------------------------------------------------------------------
Total restructuring charge       $ 54.6       2.9      57.5
------------------------------------------------------------------------

Approximately $45.2 million of the restructuring charge was noncash and approximately $0.3 million of the charge was paid in 2000. The following analyzes the changes in the remaining liabilities for such costs:

                                              Station
                         Fleet                  and
(In millions)           Charges  Severance    Other   Total
------------------------------------------------------------------------

December 31, 2000       $  6.6       2.0        3.4   12.0
Adjustments                0.6      (0.4)      (0.4)  (0.2)
Payments                  (5.1)     (1.5)      (0.9)  (7.5)
------------------------------------------------------------------------

December 31, 2001          2.1       0.1        2.1    4.3
Payments                  (2.1)     (0.1)      (0.6)  (2.8)
------------------------------------------------------------------------
December 31, 2002       $  -         -          1.5    1.5
------------------------------------------------------------------------
The remaining accrual includes contractual commitments for facilities and is expected to be paid by the end of 2007. The Company decreased its accrual for restructuring in 2001 by a net $0.2 million as a result of changes in the estimate of certain liabilities.

NOTE 21
COMMITMENTS AND CONTINGENCIES

ACMI AGREEMENTS

At December 31, 2002, the Company had aircraft, crew, maintenance and insurance ("ACMI") agreements with third parties to provide aircraft usage and services to BAX Global, which expire in 2003 through 2004. The fixed and determinable portion of the obligations under ACMI agreements aggregate approximately $32.5 million in 2003 and $6.6 million in 2004. Amounts purchased under these arrangements, including any variable component based on hours of usage, were $49.4 million in 2002, $63.4 million in 2001 and $84.2 million in 2000.

FORMER COAL OPERATIONS

The Company is continuing to market the residual assets of its former coal operations, and expects purchasers to assume a portion of the Company's coal equipment operating leases and advance minimum royalty obligations. Advance royalty payments relate to the right to access and mine coal properties. These advance royalty payments are recoverable against future production by purchasers of the residual coal assets. Amounts paid by the Company's former coal operations under these arrangements, including any variable component, were $6.6 million in 2002, $9.8 million in 2001, and $9.5 million in 2000. The variable component is based on coal produced pursuant to the mineral lease agreements. The Company has recorded a $14.7 million liability for the present value of obligations (including $5.1 million accrued in continuing operations in 2002) that are not expected to be assumed by purchasers.


Future minimum lease and royalty payments due under the agreements at December 31, 2002 were as follows:

                                          Advance Minimum
             Operating Leases           Royalty Agreements
(In millions) Expected to Be              Expected to Be
------------------------------------------------------------------
             Assumed   Retained        Assumed     Retained
------------------------------------------------------------------
2003     $     0.5        1.2        $    0.7         2.2
2004           0.2        -               1.1         2.9
2005           0.1        -               0.8         2.3
2006           -          -               0.8         1.1
2007           -          -               0.7         1.0
Later years    -          -              21.0        19.6
------------------------------------------------------------------
         $     0.8        1.2        $   25.1        29.1
------------------------------------------------------------------

In connection with the sale of certain assets and businesses of the former coal operations, the Company subleased to Alpha Natural Resources, LLC, coal mining equipment that has $2.6 million of remaining lease payments. The sublease has substantially the same terms and conditions as the Company's leases. If Alpha does not meet its sublease obligations, the Company would be required to pay any remaining lease payments.

PURCHASE AGREEMENTS

At December 31, 2002, the Company had noncancelable commitments to purchase $13.2 million of equipment and $12.0 million of computer processing and consulting services.

FEDERAL BLACK LUNG EXCISE TAX ("FBLET")

On February 10, 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the FBLET is unconstitutional as applied to export coal sales. A total of $0.8 million (including interest) was refunded in 1999 for the FBLET that those companies paid for the first quarter of 1997. The Company sought refunds of the FBLET it paid on export coal sales for all open statutory periods and received refunds of $23.4 million (including interest) during the fourth quarter of 2001. During the fourth quarter of 2002, the Company reached a settlement under which it will collect additional refunds of $3.2 million.

The Company continues to pursue the refund of other FBLET payments. Due to uncertainty as to the ultimate additional future amounts to be received, if any, which could amount to as much as $18 million (before income taxes), as well as the timing of any additional FBLET refunds, the Company has not currently recorded receivables for such additional FBLET refunds.


ENVIRONMENTAL REMEDIATION

The Company has agreed to pay 80% of the remediation costs arising from hydrocarbon contamination at a formerly owned petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which was sold in 1983. The Company is in the process of remediating the site under an approved plan. The Company estimates its portion of the actual remaining clean-up and operational and maintenance costs, on an undiscounted basis, to be between $2.2 million and $4.3 million. The Company is in discussions with another potentially responsible party to recover a portion of the amount paid and to be paid by the Company related to this matter.


LITIGATION

The Company is defending potentially significant civil suits relating to its former coal business. Although the Company is defending these cases vigorously and believes that its defenses have merit, there exists the possibility that one or more of these suits ultimately may be decided in favor of the plaintiffs. If so, the Company expects that the ultimate amount of unaccrued losses could range from $0 to $25 million.

SURETY BONDS

The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers' compensation, to reclaim lands used for mining by the Company's former coal operations and to satisfy other benefits. As of December 31, 2002, the Company had outstanding surety bonds with third parties totaling approximately $235 million that it has arranged in order to satisfy the various security requirements. Most of these bonds provide financial security for previously recorded liabilities. Because some of the Company's reclamation obligations have been assumed by purchasers of the Company's former coal operations, $67 million of the Company's surety bonds are expected to be replaced by purchasers' surety bonds. These bonds are typically renewable on a yearly basis, however there can be no assurance the bonds will be renewed or that premiums in the future will not increase. If the surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its U.S. credit facility to provide letters of credit or other collateral to secure its obligations.

NOTE 22
SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)

(In millions, except                                       2002 QUARTERS                             2001 Quarters
per share amounts)                              1ST        2ND       3RD     4TH            1st      2nd        3rd     4th
----------------------------------------------------------------------------------------------------------------------------------
Revenues                                  $    899.5      919.1    953.7   1,004.4     $   908.3     884.5     884.3   947.1
Operating profit                                37.1       35.6     35.5      24.5          24.8      15.9      20.0    46.9
Depreciation and amortization                   36.6       37.8     39.0      41.4          39.2      39.5      40.5    41.4
Impairment charges for subscriber
   disconnects                                   7.3        8.1      9.4       7.5           7.5       8.7       9.2     8.4

Income from continuing operations         $     19.1       19.1     22.1       8.7     $     8.7       3.8       9.2    24.1
Loss from discontinued operations              (11.0)       -        -       (31.9)          -         -         -     (29.2)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                         $      8.1       19.1     22.1     (23.2)    $     8.7       3.8       9.2    (5.1)
----------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per common share:

Basic:
   Continuing operations                  $      0.37       0.36     0.41      0.17    $     0.17      0.07      0.17    0.46
   Discontinued operations                      (0.22)      -        -        (0.61)         -         -         -      (0.56)
----------------------------------------------------------------------------------------------------------------------------------
Basic                                     $      0.15       0.36     0.41     (0.44)   $     0.17      0.07      0.17   (0.10)
----------------------------------------------------------------------------------------------------------------------------------

Diluted:
   Continuing operations                  $      0.37       0.36     0.41      0.17    $     0.17      0.07      0.17    0.46
   Discontinued operations                      (0.22)      -        -        (0.61)         -         -         -      (0.56)
----------------------------------------------------------------------------------------------------------------------------------
Diluted                                   $      0.15       0.36     0.41     (0.44)   $     0.17      0.07      0.17   (0.10)
----------------------------------------------------------------------------------------------------------------------------------

Dividends declared per common share       $      0.025      0.025    0.025   0.025     $     0.025     0.025    0.025   0.025
Stock prices:
   High                                   $      25.90      28.92    25.00   23.70     $     22.44     25.31    23.15   22.90
   Low                                           20.50      22.20    18.60   17.50           17.86     19.35    15.75   17.20
----------------------------------------------------------------------------------------------------------------------------------


Pittston Brink's Group Common Stock ("Pittston Common Stock") is the only outstanding class of common stock of the Company and trades on the New York Stock Exchange as "PZB." As of March 1, 2003, there were approximately 3,800 shareholders of record of Pittston Common Stock.

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

FIVE YEARS IN REVIEW

(In millions, except per share amounts)                         2002             2001          2000          1999          1998
---------------------------------------------------------------------------------------------------------------------------------

REVENUES AND INCOME

Revenues                                                  $     3,776.7        3,624.2       3,834.1       3,709.7        3,251.6
Income from continuing operations before
   cumulative effect of change in accounting principle             69.0           45.8           2.7         108.0           61.2
Income (loss) from discontinued operations (a)                    (42.9)         (29.2)       (207.3)        (73.3)           4.9
Cumulative effect of change in accounting principle (b)             -              -           (52.0)          -              -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  26.1           16.6        (256.6)         34.7           66.1
---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION

Property and equipment, net                               $       871.2          915.5         925.8         930.4          849.9
Total assets                                                    2,459.9        2,423.2       2,478.7       2,459.7        2,331.1
Long-term debt, less current maturities                           304.2          257.4         313.6         395.1          323.3
Shareholders' equity                                              381.2          476.1         475.8         749.6          736.0
---------------------------------------------------------------------------------------------------------------------------------

PER PITTSTON COMMON SHARE (c)

Basic, net income (loss):
   Continuing operations                                  $       1.30             0.88          0.07         2.55           1.18
   Discontinued operations (a)                                   (0.82)           (0.57)        (4.14)       (1.49)          0.10
   Cumulative effect of change in accounting principle (b)         -                -           (1.04)         -              -
---------------------------------------------------------------------------------------------------------------------------------
Total basic                                               $       0.48             0.31         (5.11)        1.06           1.28
---------------------------------------------------------------------------------------------------------------------------------
Diluted, net income (loss):
   Continuing operations                                  $       1.30             0.88          0.05         2.19           1.17
   Discontinued operations (a)                                   (0.82)           (0.57)        (4.13)       (1.49)          0.10
   Cumulative effect of change in accounting principle (b)         -                -           (1.04)         -
---------------------------------------------------------------------------------------------------------------------------------
Total diluted                                             $       0.48             0.31         (5.12)        0.70           1.27
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                            $       0.10             0.10          0.10          N/A            N/A
---------------------------------------------------------------------------------------------------------------------------------

PER PITTSTON COMMON SHARE, PRO FORMA FOR ACCOUNTING CHANGE (d)

Basic, income (loss) from:
   Continuing operations                                  $       1.30             0.88          0.07         2.46           1.04
   Discontinued operations                                       (0.82)           (0.57)        (4.14)       (1.49)          0.10
---------------------------------------------------------------------------------------------------------------------------------
Total basic, pro forma                                    $       0.48             0.31         (4.07)        0.97           1.14
---------------------------------------------------------------------------------------------------------------------------------
Diluted, income (loss) from:
   Continuing operations                                  $       1.30             0.88          0.05         2.09           1.03
   Discontinued operations                                       (0.82)           (0.57)        (4.13)       (1.49)          0.10
---------------------------------------------------------------------------------------------------------------------------------
Total diluted, pro forma                                  $       0.48             0.31         (4.08)        0.60           1.13
---------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE PITTSTON COMMON SHARES OUTSTANDING

Basic                                                            52.1             51.2          50.1          49.1           48.8
Diluted                                                          52.4             51.4          50.1          49.3           49.3
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

FIVE YEARS IN REVIEW

(In millions, except per share amounts)                          2002           2001          2000          1999          1998
---------------------------------------------------------------------------------------------------------------------------------
PER PITTSTON BRINK'S GROUP COMMON SHARE (c)

Basic net income                                                  N/A            N/A           N/A           2.16         2.04
Diluted net income                                                N/A            N/A           N/A           2.15         2.02
Pro forma basic (b)                                               N/A            N/A           N/A           2.03         1.87
Pro forma diluted (b)                                             N/A            N/A           N/A           2.03         1.85
Cash dividends                                                    N/A            N/A           N/A           0.10         0.10
---------------------------------------------------------------------------------------------------------------------------------

PER PITTSTON BAX GROUP COMMON SHARE (c)

Basic net income (loss)                                     $     N/A            N/A           N/A           1.73        (0.68)
Diluted net income (loss)                                         N/A            N/A           N/A           1.72        (0.68)
Cash dividends                                                    N/A            N/A           N/A           0.24         0.24
---------------------------------------------------------------------------------------------------------------------------------

PER PITTSTON MINERALS GROUP COMMON SHARE (c)

Basic net income (loss):
   Continuing operations                                    $     N/A            N/A           N/A           0.93        (1.01)
   Discontinued operations (a)                                    N/A            N/A           N/A          (8.26)        0.59
---------------------------------------------------------------------------------------------------------------------------------
Total basic                                                 $     N/A            N/A           N/A          (7.33)       (0.42)
---------------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss):
   Continuing operations                                    $     N/A            N/A           N/A          (0.98)       (1.01)
   Discontinued operations (a)                                    N/A            N/A           N/A          (7.63)        0.59
---------------------------------------------------------------------------------------------------------------------------------
Total diluted                                               $     N/A            N/A           N/A          (8.61)       (0.42)
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                              $     N/A            N/A           N/A           0.025        0.24
---------------------------------------------------------------------------------------------------------------------------------

(a) Income (loss) from discontinued operations reflects the operations and losses on disposal of the Company's former coal operations. Some of the expenses recorded within discontinued operations will continue after the disposition of the coal business is complete and will be recorded within continuing operations. The expenses that are expected to continue primarily consist of postretirement and other employee benefits associated with Company-sponsored plans and black lung obligations; reclamation and other costs for retained inactive operations, if any; and administrative and legal expenses to oversee residual assets and retained benefit obligations. See
    Note 5. In accordance with APB No. 30, the Company included these expenses within discontinued operations for all periods presented above. Beginning in 2003, expenses related to our Company-sponsored pension and postretirement benefit obligations, black lung obligations and related administrative costs will be recorded as a component of continuing operations. The amount of expenses related to postretirement and other employee benefits associated with the Company-sponsored plans and black lung obligations that were charged to discontinued operations were $2 million, $53 million, and $48 million for the years ended 2002, 2001, and 2000, respectively. As required by APB No. 30, expenses recorded in 2000 include both the actual expenses for that year plus an accrual of costs through the expected disposal period, which at the time was expected to be the end of 2001. Expenses recorded in 2001 represent an estimate of costs for 2002 due to the extension of the expected disposal period to the end of 2002. Future adjustments to contingent liabilities will continue to be recorded within discontinued operations.
(b) The Company's results for 2000 include a noncash after-tax charge of $52.0 million, or $1.04 per diluted share, to reflect the cumulative effect of a change in accounting principle pursuant to guidance issued in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," by the Securities and Exchange Commission in December 1999 and a related interpretation issued in October 2000.
(c) Prior to January 14, 2000, the Company was comprised of three separate groups - Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The Pittston Brink's Group included the Brink's and BHS operations of the Company. The Pittston BAX Group included the BAX Global operations of the Company. The Pittston Minerals Group included the Pittston Coal Company and Mineral Ventures operations of the Company. Also, prior to January 14, 2000, the Company had three classes of common stock: Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock"), which were designed to provide shareholders with separate securities reflecting the performance of the Brink's Group, the BAX Group and the Minerals Group, respectively. On December 6, 1999, the Company announced that its Board of Directors approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). The Exchange took place on January 14, 2000.
(d) Pro forma income per share amounts prior to 2000 have been adjusted to show the effect of the change in accounting noted in (b) above as if it had been in effect all periods.

