Form 10-K/A, Exhibit 13
period 2001-12-31
BRINKS CO
filed 2003-05-15
CIK 78890

FINANCIAL REVIEW

                 Table of Contents

                 Management's Discussion and Analysis....................2

                 Statement of Management Responsibility.................25

                 Independent Auditors' Report...........................26

                 Consolidated Balance Sheets............................27

                 Consolidated Statements of Operations..................28

                 Consolidated Statements of Comprehensive
                   Income (Loss)........................................30

                 Consolidated Statements of Shareholders'
                   Equity...............................................31

                 Consolidated Statements of Cash Flows..................32

                 Notes to Consolidated Financial Statements.............33

                 Selected Financial Data................................60

                 Board of Directors and Senior Management...............63

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


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

The Company intends to exit the coal business through the disposal of its coal mining operations and reserves ("Coal Operations"). The Company's Coal Operations have been reported as discontinued operations for all periods presented herein. Following the anticipated completion of the disposition, the Company expects to retain significant assets and liabilities associated with discontinued operations and expects to have significant ongoing expenses and cash outflows.

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


BRINK'S HOME SECURITY

(Dollars in millions,              Years Ended December 31
subscriber data in thousands)      2001      2000     1999
--------------------------------------------------------------------------------
Revenues (a)                    $  257.6     238.1   228.7
--------------------------------------------------------------------------------
Operating profit:
Recurring services (b)             100.9      96.4    77.7
Investment in new subscribers (c)  (46.0)    (42.1)  (23.5)
-------------------------------------------------------------------------------
Segment operating profit (d)    $   54.9      54.3    54.2
-------------------------------------------------------------------------------
Monthly recurring revenues (e)  $   19.2      18.0    16.8
-------------------------------------------------------------------------------
Annualized disconnect rate          7.6%      7.6%     7.8%
-------------------------------------------------------------------------------
Number of subscribers:
   Beginning of period             675.3     643.3   585.6
   Installations                    90.9      82.0   105.6
   Disconnects                     (52.7)    (50.0)  (47.9)
-------------------------------------------------------------------------------
   End of period                   713.5     675.3   643.3
-------------------------------------------------------------------------------
Average number of subscribers      693.5     659.8   614.3
Depreciation and amortization (f) $ 70.6      62.1    49.9
Amortization of deferred revenue    23.9      20.6       -
Net cash deferrals on
   new subscribers (g)              14.4      15.1       -
Capital expenditures                81.3      74.5    80.6
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

(e) Monthly recurring revenues are calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for monitoring and maintenance services. The monthly recurring revenues exclude the amortization of deferred revenues. See "Reconciliation of Non-GAAP Measures".

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

BAX GLOBAL

                                   Years Ended December 31
(In millions)                        2001    2000     1999
--------------------------------------------------------------------------------
Revenues:
   Americas                     $ 1,008.1  1,236.6  1,244.0
   International                    845.0    917.3    892.4
   Eliminations/other               (63.0)   (56.3)   (53.0)
--------------------------------------------------------------------------------
Revenues                        $ 1,790.1  2,097.6  2,083.4
--------------------------------------------------------------------------------
Operating profit (loss):
   Americas (a)                 $   (43.0)   (96.2)    75.1
   International (a)                 35.6     33.2     31.0
   Other                            (17.2)   (36.6)   (44.6)
--------------------------------------------------------------------------------
Segment operating profit (loss) $   (24.6)   (99.6)    61.5
--------------------------------------------------------------------------------
Depreciation and amortization (b) $   49.4    53.8     32.6
Goodwill amortization                 7.4      7.5      7.8
--------------------------------------------------------------------------------
Capital expenditures                 33.1     60.1     94.5
--------------------------------------------------------------------------------
Intra U.S. revenue              $   457.3    604.6    654.5
Worldwide expedited freight services:
   Revenues                     $ 1,427.2  1,724.2  1,742.3
   Weight in pounds               1,453.4  1,764.9  1,802.3
--------------------------------------------------------------------------------

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

2000 Restructuring Plan
Over the course of 2000, the operating performance of BAX Global's Americas region was negatively impacted by lower than expected demand and higher transportation, operating and administrative costs relative to that lower demand. As such, BAX Global evaluated alternatives directed at returning its Americas operations to profitability, including ways to improve sales performance and to reduce transportation, operating and administrative expenses. During the fourth quarter of 2000, BAX Global finalized a restructuring plan aimed at reducing the capacity and cost of its airlift capabilities in the U.S. as well as reducing station operating expenses, sales, general and administrative costs in the Americas and Atlantic regions. The actions taken included:

- The removal of ten planes from the fleet, nine of which were dedicated to providing lift capacity in BAX Global's commercial cargo system.

- The closure of nine operating stations and realignment of domestic operations.

- The reduction of employee-related costs through the elimination of approximately 300 full-time positions including aircraft crew and station operating, sales and business unit overhead positions.

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

The following is a summary of the 2000 charges related to the restructuring:

                             Americas  Atlantic   Total
(In millions)                 Region     Region  BAX Global
--------------------------------------------------------------------------------

Fleet related charges       $  49.7        -        49.7
Severance costs                 1.1       1.2        2.3
Station and other closure costs 3.8       1.7        5.5
--------------------------------------------------------------------------------
Restructuring charge        $  54.6       2.9       57.5
--------------------------------------------------------------------------------

Approximately $45.2 million of the restructuring charge was noncash and approximately $0.3 million of the charge was paid in 2000. The following analyzes the changes in the remaining liabilities for such costs:

                                              Station
                         Fleet                  and
(In millions)           Charges   Severance    Other  Total
--------------------------------------------------------------------------------

December 31, 2000       $  6.6        2.0       3.4   12.0
Adjustments                0.6       (0.4)     (0.4)  (0.2)
Payments                  (5.1)      (1.5)     (0.9)  (7.5)
--------------------------------------------------------------------------------
December 31, 2001       $  2.1        0.1       2.1    4.3
--------------------------------------------------------------------------------

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

Losses included in discontinued operations in the Company's Consolidated Statements of Operations were as follows:

                                   Years Ended December 31
(In millions)                        2001    2000     1999
--------------------------------------------------------------------------------
Pretax loss from the operations
   of the discontinued segment   $     -     (32.4) (122.0)
Income tax benefit                     -     (14.2)  (48.7)
--------------------------------------------------------------------------------
Loss from the operations of the
   discontinued segment, after-tax     -     (18.2)  (73.3)
--------------------------------------------------------------------------------

Estimated operating losses during
   the disposal period           $  (22.2)   (45.0)      -
Health Benefit Act liabilities and
   curtailment of benefit plans      (8.0)  (163.3)      -
Estimated loss on the disposal      (24.1)   (85.9)      -
-------------------------------------------------------------------------------
Estimated pretax loss on the disposal
   of the discontinued segment      (54.3)  (294.2)      -
Income tax benefit                  (25.1)  (105.1)      -
-------------------------------------------------------------------------------
Estimated loss on the disposal of the
   discontinued segment, after-tax  (29.2)  (189.1)      -
-------------------------------------------------------------------------------
Loss from discontinued
   operations                    $  (29.2)  (207.3)  (73.3)
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

Unaudited quarterly financial information for the discontinued coal operations operating results was as follows:

(In millions)                1st       2nd     3rd      4th
--------------------------------------------------------------------------------
2001 Quarters:
Sales                     $  98.2    101.9     99.3   84.6
Operating profit (loss) before
   inactive employee costs   (4.9)    (2.5)    (1.1)   5.5
Inactive employee costs      (6.5)    (6.4)  (6.7)   (9.1)
--------------------------------------------------------------------------------
Operating loss              (11.4)    (8.9)    (7.8)  (3.6)
Loss before income taxes  $ (10.8)    (8.3)    (7.3)  (3.1)
--------------------------------------------------------------------------------

2000 Quarters:
Sales                     $  98.2     92.8    106.3  103.7
Operating profit (loss) before
   inactive employee costs   (3.0)    (3.5)     0.2   (0.7)
Inactive employee costs      (8.2)    (7.3)    (7.3)  (7.2)
--------------------------------------------------------------------------------
Operating loss              (11.2)   (10.8)    (7.1)  (7.9)
Loss before income taxes  $  (8.5)   (10.2)    (6.4)  (7.3)
--------------------------------------------------------------------------------


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

After completion of the disposal of its coal business, the coal-related liabilities and related expenses that the Company expects to retain include obligations related to the postretirement benefits for Company-sponsored plans, black lung benefits, reclamation and other costs related to idle (shut-down) mines that may be retained, Health Benefit Act, worker's compensation claims, and costs of withdrawal from multi-employer pension plans. Expenses related to these liabilities will be reflected in the loss from discontinued operations through the disposal date. Subsequent to the completion of the disposal process, adjustments to coal-related contingent liabilities will be reflected in discontinued operations, and expenses related to Company-sponsored pension and postretirement benefit obligations and black lung obligations will be reflected in continuing operations. In addition, subsequent to the disposal date, the Company expects to have certain ongoing costs related to the administration of the retained liabilities and will report those costs in continuing operations.

The amounts to be recorded in future years will be dependent on many factors, including inflation in health care and other costs, discount rates, market value of pension plan assets, the number of participants in various benefit programs, the number of idle mine sites ultimately transferred and the timing of such transfers, and the amount of administrative costs needed to manage the retained liabilities.

Discontinued Operations accounting required the accrual of expenses expected to be incurred through the end of the disposal period. Accordingly, expenses related to Company-sponsored pension and postretirement benefit obligations and black lung obligations were recognized within Discontinued Operations in different periods than they would have been recorded if coal were a continuing operation. Total recorded charges for Company-sponsored pension and postretirement benefit obligations and black lung obligations were approximately $53 million, $48 million and $30 million in 2001, 2000 and 1999, respectively. The year 2000 included expenses incurred in 2000 and those expected to be incurred in 2001, while 2001 (which included only expenses expected to be incurred in 2002) and 1999 included only one year of expenses. The increase in the level of annual expense in 2001 versus prior years primarily resulted from the effects of actuarial assumption changes on postretirement medical and pension benefits.

To provide a comparison for future reference, if costs for benefits under postretirement medical, pension and black lung benefits which were actually incurred had been charged against pretax earnings from continuing operations in 1999, 2000 and 2001, rather than recorded in different years under discontinued operations accounting, operating profits would have been reduced by approximately $30 million, $25 million and $30 million, respectively. In addition, subsequent to the disposal date, the Company expects to have ongoing administrative costs for management of retained liabilities and may have costs related to idle sites, if any are retained.

The following is a summary as of December 31, 2001 of the carrying values of assets and liabilities that the Company expects to retain:

(In millions)                            December 31, 2001
--------------------------------------------------------------------------------
Assets:
Net working capital and other assets            $     20.5
Property and equipment, net                            5.6
Net deferred tax assets (Note 16)                    244.4

Liabilities:
Inactive workers' compensation                        33.5
Black lung obligations (Note 14)                      45.4
Company-sponsored retiree medical (Note 14)          266.6
Health Benefit Act (Note 14)                         159.9
Reclamation liabilities for inactive properties       24.7
DTA                                                   43.2
Other liabilities                                     17.9
--------------------------------------------------------------------------------


Legacy Liabilities

The Company sometimes refers to a significant portion of the above liabilities to be retained as "legacy" liabilities. Such "legacy" liabilities are generally defined as those employee-benefit obligations related to former coal employees and other beneficiaries or reclamation liabilities related to inactive sites which the Company expects to retain. Such "legacy" liabilities are to be satisfied over time by direct payments from the Company or indirect payments from trust funds (for example, the Voluntary Employees' Beneficiary Association ("VEBA") trust which has been established by the Company. See Note 14 to the Consolidated Financial Statements.

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



                                                                              December 31, 2001
---------------------------------------------------------------------------------------------------------------------------------
                                                  Legacy           Add Back Present     Losses Not Yet Recognized    GAAP
(In millions)                                      Value             Value Effect              Under GAAP           Amount
---------------------------------------------------------------------------------------------------------------------------------
Legacy liabilities:
   Company-sponsored retiree medical (a)        $  454                     -                     (187)               267
   Health Benefit Act (c)                           85                    75                        -                160
   Black lung (b)                                   59                     -                      (14)                45
   Workers' compensation                            34                     -                        -                 34
   Reclamation and inactive mines                   25                     -                        -                 25
---------------------------------------------------------------------------------------------------------------------------------
Legacy liabilities                              $  657                    75                     (201)               531
---------------------------------------------------------------------------------------------------------------------------------
Legacy assets:
   VEBA                                         $   17                     -                        -                 17
---------------------------------------------------------------------------------------------------------------------------------

(a) See Note 14 to the Consolidated Financial Statements. Of the Company's total liability for postretirement benefits other than pensions of $464 million as of December 31, 2001, approximately $454 million relates to Coal Operations. Under GAAP, only $267 million has been charged to expense as of December 31, 2001 and therefore reflected on the balance sheet.

(b) See Note 14 to the Consolidated Financial Statements. Of the Company's total black lung liability of $59 million as of December 31, 2001, only $45 million has been charged to expense through December 31, 2001 and therefore reflected on the balance sheet as of December 31, 2001.

(c) See Note 14 to the Consolidated Financial Statements. All of the Company's total estimated payments for Health Benefit Act premiums of approximately $160 million have been recorded as of December 31, 2001. Such payments are expected to be paid out over the next seventy or more years and will vary with changes in the numbers of participants, medical inflation and statutory changes to the 1992 law under which such benefits are paid. Accordingly, such payments have not been discounted to a net present value for financial reporting purposes. To reflect the time value of money, an estimate of the present value of these payments has been made using a 7.25% discount rate and such estimate ranges from $80 million to $85 million.

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

Significant Contractual Obligations of Discontinued Operations

The following table includes certain significant contractual obligations of the Company's discontinued operations. See Notes 7 and 5 to the Consolidated Financial Statements for additional information related to these and other obligations. Most of these contractual obligations are expected to be transferred to the purchasers of related properties.


                              Payments Due by Period
                               2003-  2005-   Later
(In millions)            2002   2004   2006   Years   Total
-------------------------------------------------------------------------------
Operating leases (a)  $  11.2   5.6     -       -      16.8
Unconditional purchase
   obligations (b):
   Coal royalties         3.3   5.5     5.1    44.3    58.2
   Equipment             15.5     -       -       -    15.5
-------------------------------------------------------------------------------
Total                 $  30.0  11.1     5.1    44.3    90.5
-------------------------------------------------------------------------------
(a) Payments for operating leases are recognized as an expense in the Consolidated Statement of Operations as incurred.

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

                                   Years Ended December 31
-------------------------------------------------------------------------------
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

Reconciliation of Non-GAAP Measures

Monthly Recurring Revenues

                                    Years Ended December 31
 (In millions)                       2001     2000    1999
--------------------------------------------------------------------------------
Monthly recurring
   revenues  ("MRR")             $   19.2     18.0    16.8
Amounts excluded from MRR:
   Amortization of deferred revenue   1.8       2.0    1.6
   Other revenues (a)                 1.6      0.6     0.2
--------------------------------------------------------------------------------
Revenues (GAAP basis):
   December                          22.6     20.6    18.6
   January - November               235.0    217.5   210.1
--------------------------------------------------------------------------------
   January - December            $  257.6    238.1   228.7
--------------------------------------------------------------------------------

(a) Revenues that are not pursuant to monthly contractual billings.

The Company believes the presentation of MRR is useful to investors because the measure is used to assess the amount of recurring revenues a home security business produces.

LIQUIDITY AND CAPITAL RESOURCES

Summary of cash flows available for financing:

                                   Years Ended December 31
(In millions)                        2001    2000     1999
--------------------------------------------------------------------------------
Income from continuing
   operations                    $   45.8      2.7   108.0
Noncash restructuring and
   other charges                        -     47.8       -
Depreciation and amortization       194.4    188.9   148.9
Heavy maintenance provision          32.4     40.2    50.2
Working capital                      27.5    (48.3)  (28.6)
Sale of accounts receivable         (16.0)    85.0     -
Discontinued operations               6.9     30.4    16.1
Other                                24.7     18.1    34.7
--------------------------------------------------------------------------------
   Operating activities             315.7    364.8   329.3
--------------------------------------------------------------------------------

Capital expenditures               (193.1)  (214.4) (268.9)
Heavy maintenance expenditures      (15.5)   (50.5)  (52.9)
Discontinued operations             (11.1)    (7.4)  (10.5)
Other                                (5.4)    (1.4)    5.5
--------------------------------------------------------------------------------
   Investing activities            (225.1)  (273.7) (326.8)
--------------------------------------------------------------------------------
Cash flows available for financing $ 90.6     91.1    2.5
--------------------------------------------------------------------------------

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

The Company's consolidated cash flows available for financing depends on each of the operating segments' cash flows.

                                   Years Ended December 31
(In millions)                        2001    2000     1999
--------------------------------------------------------------------------------
Cash flows available for financing:
   Brink's                       $   38.2     34.6    (3.3)
   BHS                               25.8     22.1    13.3
   BAX Global                        46.4    (90.6)  (25.3)
   Sale of accounts receivable      (16.0)    85.0       -
   Corporate and Other Operations     0.4     17.0    12.2
   Discontinued operations           (4.2)    23.0     5.6
--------------------------------------------------------------------------------
Cash flows available for financing $ 90.6    91.1      2.5
--------------------------------------------------------------------------------

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

Significant Contractual Obligations of Continuing Operations

The following table includes certain significant contractual obligations of the Company's continuing operations. See Notes 7, 11 and 13 to the Consolidated Financial Statements for additional information related to these and other obligations.

                              Payments Due by Period
                                2003-   2005-   Later
(In millions)            2002   2004    2006    Years   Total
-------------------------------------------------------------------------------
Included in operating and investing activities:
Operating leases (a)  $ 123.4   165.9   85.7   141.6   516.6
Unconditional purchase
   obligations (b):
   ACMI (c)              41.2    34.2      -       -    75.4
   Equipment              8.1       -      -       -     8.1
-------------------------------------------------------------------------------
   Total              $ 172.7   200.1   85.7   141.6   600.1
-------------------------------------------------------------------------------
Included in financing
   activities:
Long-term debt (d)    $  17.2   158.6   48.7    45.6   270.1
-------------------------------------------------------------------------------

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

Other Commercial Commitments

The following table includes certain commercial commitments of the Company as of December 31, 2001. See Notes 11, 13 and 19 of the Consolidated Financial Statements for additional information related to these and other commitments.


                  Amount of Commitment Expiring each Period
                               2003-  2005-   Later
(In millions)           2002    2004   2006   Years   Total
--------------------------------------------------------------------------------

Undrawn letters
   of credit        $   28.2      -      -       4.0   32.2
DTA guarantee (a)          -      -      -      43.2   43.2
Operating leases (b)     2.1    14.0     -       -     16.1
--------------------------------------------------------------------------------

(a) See Note 19.

(b) Maximum residual guarantees of certain operating leases.

At December 31, 2001, the Company has sold an undivided interest in certain of its BAX Global U.S. accounts receivable balances, which amounts are not included in the Consolidated Balance Sheets or in the previous table. See Note 12 to the Consolidated Financial Statements. Under this program, the Company sells without recourse an undivided ownership interest in a pool of accounts receivable to a third party (the "conduit"). The conduit issues debt to fund their purchase, and the Company used the proceeds it received from the initial purchase primarily to pay down its outstanding debt. The Company has no obligation related to the conduit's debt, and there is no existing obligation to repurchase sold receivables. Upon termination of the program, the conduit would cease purchasing new receivables and collections related to the sold receivables would be retained by the conduit. If the program is terminated, the Company would more than likely use its credit sources to finance the higher level of receivables.

U.S. Pension Plans
The Company has noncontributory defined benefit pension plans covering substantially all nonunion employees in the U.S. who meet certain requirements. Information regarding these plans and the Company's other pension plans can be found in Note 14 to the Consolidated Financial Statements.

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

                                    Estimated Fair Value
                             Notional            With 10%
(In millions, except as noted) Amount  Actual  Price Change
--------------------------------------------------------------------------------
Forward gold sale contracts (a) 222.0  $ (1.6)    (5.8)
Forward swap and option contracts:
   Jet fuel purchases (b)        29.0    (2.7)    (4.4)
   Natural gas sales (c)          1.7     2.0      1.6
--------------------------------------------------------------------------------

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

As of December 31, 2001, the Company had in excess of $300 million of net deferred tax assets on its consolidated balance sheet. For more details associated with this net balance, see Note 16 to the accompanying Consolidated Financial Statements.

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

Discontinued Operations
The Company's accounting for its coal business as a discontinued operation requires estimates relating to timing, valuation and operating performance. See the discussion of Discontinued Operations above and in Note 5 to the Consolidated Financial Statements.

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

The primary benefits which require cash payments over multiple years are:

-    Defined Benefit Pension Benefits

-    Postretirement Medical Benefits

-    Health Benefit Act Medical Benefits

-    Black Lung Benefits

-    Workers' Compensation Benefits

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

In 2001, different discount rates were used to determine the net pension expense and the funded status for the Company's U.S. pension plans. The discount rate used to value the net pension expense was 7.5% and the discount rate used to value the funded status was 7.25%. Because the discount rate used at any given balance sheet date is also used for the following year's expense calculations, the dual rates will occur whenever the discount rate is adjusted.

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

KPMG LLP
Richmond, Virginia
January 30, 2002



CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                               December 31
(In millions, except per share amounts)                                                                  2001             2000
---------------------------------------------------------------------------------------------------------------------------------

ASSETS

Current assets:
Cash and cash equivalents                                                                        $       86.7              97.8
Accounts receivable, (net of estimated uncollectible
   amounts: 2001 - $41.8; 2000 - $39.8)                                                                 493.3             560.1
Prepaid expenses and other current assets                                                                57.5              57.8
Deferred income taxes                                                                                   103.1              81.4
Discontinued operations                                                                                  19.9              16.5
---------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                    760.5             813.6

Property and equipment, net                                                                             818.1             831.5
Goodwill, net                                                                                           224.8             233.0
Prepaid pension assets                                                                                  109.0             118.4
Deferred income taxes                                                                                   233.2             229.7
Other assets                                                                                            155.7             142.0
Discontinued operations                                                                                  92.7             110.5
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                     $    2,394.0           2,478.7
---------------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings                                                                            $       27.8              51.0
Current maturities of long-term debt                                                                     17.2              34.4
Accounts payable                                                                                        256.6             316.0
Accrued liabilities                                                                                     540.0             493.2
Discontinued operations                                                                                   3.3               3.7
---------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                               844.9             898.3

Long-term debt                                                                                          252.9             311.4
Postretirement benefits other than pensions                                                             399.6             401.1
Workers' compensation and other claims                                                                   84.1              85.1
Deferred revenue                                                                                        126.1             123.8
Deferred income taxes                                                                                    20.7              16.7
Other liabilities                                                                                       160.0             142.3
Discontinued operations                                                                                  29.6              24.2
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                     1,917.9           2,002.9

Commitments and contingent liabilities (Notes 5, 7, 12, 13, 14, 16 and 19)

Shareholders' equity:
   Preferred stock, par value $10 per share, $31.25 Series C Cumulative
     Convertible Preferred Stock
     Authorized: 0.161 shares; issued and outstanding: 2001 and 2000 - 0.021 shares                       0.2               0.2
   Common stock, par value $1 per share:
     Authorized: 100.0 shares
     Issued and outstanding: 2001 - 54.3 shares; 2000 - 51.8 shares                                      54.3              51.8
   Capital in excess of par value                                                                       400.1             348.8
   Retained earnings                                                                                    193.3             182.6
   Accumulated other comprehensive loss                                                                (112.9)            (82.1)
   Employee benefits trust, at market value                                                             (58.9)            (25.5)
---------------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                                              476.1             475.8
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                       $    2,394.0           2,478.7
---------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Years Ended December 31
---------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)                                                   2001           2000             1999
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                          $    3,624.2         3,834.1          3,709.7
---------------------------------------------------------------------------------------------------------------------------------
Expenses:
Operating expenses                                                                     3,090.6         3,264.2          3,065.7
Selling, general and administrative expenses                                             445.6           477.8            457.8
Restructuring charge                                                                      (0.2)           57.5               -
---------------------------------------------------------------------------------------------------------------------------------
   Total expenses                                                                      3,536.0         3,799.5          3,523.5
Other operating income, net                                                               22.4            13.1             10.4
---------------------------------------------------------------------------------------------------------------------------------
   Operating profit                                                                      110.6            47.7            196.6

Interest income                                                                            4.7             4.2              3.7
Interest expense                                                                         (32.4)          (43.4)           (38.2)
Minority interest                                                                         (6.9)           (3.7)            (1.0)
Other income (expense), net                                                               (2.8)           (0.2)             8.4
---------------------------------------------------------------------------------------------------------------------------------
   Income from continuing operations before income taxes
     and cumulative effect of change in accounting principle                              73.2             4.6            169.5
Provision for income taxes                                                                27.4             1.9             61.5
---------------------------------------------------------------------------------------------------------------------------------
   Income from continuing operations before
     cumulative effect of change in accounting principle                                  45.8             2.7            108.0
---------------------------------------------------------------------------------------------------------------------------------

Discontinued operations, net of income taxes:
     Loss from operations, net of $14.2 (2000) and $48.7 (1999) income tax benefits         -            (18.2)           (73.3)
     Estimated loss on disposition, net of $25.1 (2001) and $105.1 (2000)
       income tax benefits                                                               (29.2)         (189.1)              -
---------------------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations (includes certain retained expenses which will be recorded within continuing operations after completion of the disposal of coal -- such expenses (pre tax) recorded in 2001, 2000 and 1999 were $53, $48
     and $30, respectively.)  (See Note 5.)                                              (29.2)         (207.3)           (73.3)
---------------------------------------------------------------------------------------------------------------------------------
   Income (loss) before cumulative effect of change
     in accounting principle                                                              16.6          (204.6)            34.7
Cumulative effect of change in accounting principle,
   net of $32.7 income tax benefit                                                          -            (52.0)              -
---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                                      16.6          (256.6)            34.7

Preferred stock dividends, net                                                            (0.7)            0.8             17.6
---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss) attributed to common shares                                  $       15.9          (255.8)            52.3
---------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per common share (a):
Basic:
    Continuing operations                                                         $      0.88             0.07            2.55
    Discontinued operations                                                             (0.57)           (4.14)          (1.49)
    Cumulative effect of change in accounting principle                                     -            (1.04)              -
---------------------------------------------------------------------------------------------------------------------------------
                                                                                  $      0.31            (5.11)           1.06
---------------------------------------------------------------------------------------------------------------------------------
Diluted:
    Continuing operations                                                         $      0.88             0.05            2.19
    Discontinued operations                                                             (0.57)           (4.13)          (1.49)
    Cumulative effect of change in accounting principle                                     -            (1.04)              -
---------------------------------------------------------------------------------------------------------------------------------
                                                                                  $      0.31            (5.12)           0.70
---------------------------------------------------------------------------------------------------------------------------------

(a) Per share amounts for 1999 are pro forma after giving effect for the January
14, 2000 exchange of tracking stock shares previously outstanding for Pittston's
Brink's Group Common Stock as more fully described in Notes to the Consolidated
Financial Statements.







CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                             Year Ended December 31, 1999
                                                                                       Brink's            BAX         Minerals
                                                                                         Group           Group          Group
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share for 1999:

Basic:
    Continuing operations (b)                                                      $     2.16             1.73           0.93
    Discontinued operations                                                                 -               -           (8.26)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   $     2.16             1.73          (7.33)
---------------------------------------------------------------------------------------------------------------------------------
Diluted:
    Continuing operations                                                          $     2.15             1.72          (0.98)
    Discontinued operations                                                                 -               -           (7.63)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   $     2.15             1.72          (8.61)
---------------------------------------------------------------------------------------------------------------------------------


                                                                                                        Years Ended December 31
                                                                                                          2000             1999
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Pro forma (c)
Pro forma for change in accounting principle:

Income from continuing operations                                                                 $         2.7           103.2
Net income (loss)                                                                                 $      (204.6)           29.8
Net income (loss) attributed to common shares                                                     $      (203.8)           47.5

Net income (loss) per common share:
Basic:
    Continuing operations                                                                         $        0.07           2.46
    Net income (loss) attributed to common shares                                                 $       (4.07)          0.97
---------------------------------------------------------------------------------------------------------------------------------
Diluted:
    Continuing operations                                                                         $        0.05           2.09
    Net income (loss) attributed to common shares                                                 $       (4.08)          0.60
---------------------------------------------------------------------------------------------------------------------------------

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

See accompanying Notes to Consolidated Financial Statements.





CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Years Ended December 31
(In millions)                                                                             2001            2000             1999
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                 $       16.6          (256.6)            34.7

Other comprehensive income (loss):
    Foreign currency:
      Translation adjustments                                                            (28.4)          (14.1)           (10.7)
      Reclassification adjustment for loss included in net income                          0.5             -                -
---------------------------------------------------------------------------------------------------------------------------------
      Foreign currency translation                                                       (27.9)          (14.1)           (10.7)
---------------------------------------------------------------------------------------------------------------------------------

    Marketable securities:
      Unrealized gains (losses) on marketable securities                                   3.5            (0.1)             0.9
      Tax expense related to unrealized gains on marketable securities                    (1.2)            -               (0.3)
      Reclassification adjustment for gains realized in net income (loss)                 (4.0)           (0.3)            (0.6)
      Tax expense related to gains realized in net income (loss)                           1.4             0.1              0.2
---------------------------------------------------------------------------------------------------------------------------------
      Unrealized gains (losses) on securities, net of tax                                 (0.3)           (0.3)             0.2
---------------------------------------------------------------------------------------------------------------------------------

    Cash flow hedges:
      Deferred benefit (expense) on cash flow hedges                                       2.4            (8.0)            12.2
      Tax benefit (expense) related to deferred benefit (expense)
        on cash flow hedges                                                               (1.0)            1.8             (3.6)
      Reclassification adjustment for cash flow hedge expense (benefits)
        realized in net income (loss)                                                      3.9            (7.7)            (4.2)
      Tax expense (benefit) related to cash flow hedge
        realized in net income (loss)                                                     (1.4)            2.8              1.4
---------------------------------------------------------------------------------------------------------------------------------
      Deferred cash flow hedges, net of tax                                                3.9           (11.1)             5.8
---------------------------------------------------------------------------------------------------------------------------------

    Minimum pension liability adjustment:
      Adjustment to minimum pension liability in international subsidiary                 (9.9)            -                -
      Tax benefit related to minimum pension liability adjustment                          3.4             -                -
---------------------------------------------------------------------------------------------------------------------------------
      Minimum pension liability adjustment, net of tax                                    (6.5)            -                -
---------------------------------------------------------------------------------------------------------------------------------

Other comprehensive loss                                                                 (30.8)          (25.5)            (4.7)
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                       $      (14.2)         (282.1)            30.0
---------------------------------------------------------------------------------------------------------------------------------

Supplemental comprehensive income (loss) information, net of tax:
    Cumulative foreign currency translation loss adjustments                      $     (101.6)          (73.7)           (59.6)
    Cumulative unrealized gains (losses) on marketable securities                         (0.1)            0.2              0.5
    Cumulative deferred benefit (expense) on cash flow hedges                             (4.7)           (8.6)             2.5
    Cumulative minimum pension liability                                                  (6.5)            -                -
---------------------------------------------------------------------------------------------------------------------------------
    Total accumulated other comprehensive loss                                    $     (112.9)          (82.1)           (56.6)
---------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 2001, 2000 and 1999

                                                                          Capital               Accumulated
                                                                         in Excess                 Other        Employee
                                                   Preferred    Common    of Par   Retained    Comprehensive    Benefits
(In millions)                                        Stock       Stock     Value   Earnings        Loss           Trust   Total
---------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998 (a)            $      1.1        71.0      403.1     401.2        (51.9)          (88.5) 736.0
Net income                                             -            -        -        34.7          -               -     34.7
Other comprehensive loss                               -            -        -         -           (4.7)            -     (4.7)
Share repurchase program:
   Common stock                                        -         (0.1)      (1.0)     (1.5)         -               -     (2.6)
   Preferred stock                                   (0.8)          -      (39.3)     19.2          -               -    (20.9)
Employee benefits trust:
   Shares issued                                       -          0.9        0.6       -            -              (1.5)     -
   Remeasurement                                       -            -      (21.0)      -            -              21.0      -
   Shares used for employee benefit programs           -            -       (1.3)      -            -              18.7   17.4
Common stock dividends (b)                             -            -        -        (8.7)         -               -     (8.7)
Preferred stock dividends                              -            -        -        (1.6)         -               -     (1.6)
Other                                                  -            -       (0.1)      0.1          -               -        -
---------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1999 (c)                   0.3        71.8      341.0     443.4        (56.6)          (50.3) 749.6

Net loss                                               -            -        -      (256.6)         -               -   (256.6)
Other comprehensive loss                               -            -        -         -          (25.5)            -    (25.5)
Exchange of stock (d)                                  -        (20.0)      20.2       -            -              (0.2)     -
Share repurchase program:
   Preferred stock                                   (0.1)          -       (3.8)      1.7          -               -     (2.2)
Employee benefits trust:
   Remeasurement                                       -            -       (8.3)      -            -               8.3      -
   Shares used for employee benefit programs           -            -       (0.4)      -            -              16.7   16.3
Tax benefit of stock options exercised                 -            -        0.1       -            -               -      0.1
Common stock dividends                                 -            -        -        (5.0)         -               -     (5.0)
Preferred stock dividends                              -            -        -        (0.9)         -               -     (0.9)
---------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2000                       0.2        51.8      348.8     182.6        (82.1)          (25.5) 475.8

Net income                                             -            -        -        16.6          -               -     16.6
Other comprehensive loss                               -            -        -         -          (30.8)            -    (30.8)
Employee benefits trust:
   Shares issued                                       -          2.5       51.6       -            -             (54.1)     -
   Remeasurement                                       -          -          2.4       -            -              (2.4)     -
   Shares used for employee benefit programs           -          -         (2.7)      -            -              23.1   20.4
Tax benefit of stock options exercised                 -          -          0.1       -            -               -      0.1
Common stock dividends                                 -          -          -        (5.1)         -               -     (5.1)
Preferred stock dividends                              -          -          -        (0.7)         -               -     (0.7)
Other                                                  -          -         (0.1)     (0.1)         -               -     (0.2)
---------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001                $      0.2        54.3      400.1     193.3       (112.9)          (58.9) 476.1
---------------------------------------------------------------------------------------------------------------------------------

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

See accompanying Notes to Consolidated Financial Statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                    Years Ended December 31
(In millions)                                                                                    2001       2000         1999
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                                         $       16.6     (256.6)       34.7
Adjustments to reconcile net income (loss) to net cash provided by continuing operations:
   Estimated loss on disposition of discontinued operations, net of tax                           29.2      189.1           -
   Operating loss of discontinued operations, net of tax                                            -        18.2        73.3
   Cumulative effect of change in accounting principle, net of tax                                  -        52.0           -
   Noncash restructuring and other charges                                                          -        47.8           -
   Depreciation and amortization                                                                 194.4      188.9       148.9
   Aircraft heavy maintenance expense                                                             32.4       40.2        50.2
   Deferred income taxes                                                                          (6.7)     (28.1)       12.8
   Provision for uncollectible accounts receivable                                                12.0       22.9        14.7
   Other operating, net                                                                           19.4       23.3         7.2
   Change in operating assets and liabilities, net of effects of acquisitions:
     Accounts receivable                                                                          41.8       40.5       (57.5)
     Prepaid expenses and other current assets                                                     5.0       (4.5)        0.4
     Accounts payable and accrued liabilities                                                    (21.3)      11.9        25.4
     Other assets                                                                                (14.7)     (27.3)       (6.5)
     Other liabilities                                                                             1.8       13.3         9.6
     Other, net                                                                                   (1.1)       2.8           -
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                                       308.8      334.4       313.2
Net cash provided by discontinued operations                                                       6.9       30.4        16.1
---------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                     315.7      364.8       329.3
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Capital expenditures                                                                            (193.1)    (214.4)     (268.9)
Aircraft heavy maintenance expenditures                                                          (15.5)     (50.5)      (52.9)
Proceeds from disposal of:
   Property and equipment                                                                          2.0        4.1         8.8
   Other assets and investments                                                                    7.3         -          9.5
Acquisitions                                                                                      (8.4)      (3.9)       (4.1)
Discontinued operations, net                                                                     (11.1)      (7.4)      (10.5)
Other, net                                                                                        (6.3)      (1.6)       (8.7)
---------------------------------------------------------------------------------------------------------------------------------
   Net cash used by investing activities                                                        (225.1)    (273.7)     (326.8)
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Long-term debt:
   Additions                                                                                     107.7      332.0       193.8
   Repayments                                                                                   (185.8)    (410.1)     (122.0)
Short-term borrowings (repayments), net                                                          (23.0)     (39.2)        4.4
Repurchase of stock                                                                                 -        (2.2)      (23.5)
Dividends                                                                                         (5.4)      (5.6)       (9.8)
Other, net                                                                                         4.8        0.6         1.9
---------------------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by financing activities                                             (101.7)    (124.5)       44.8
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                             (11.1)     (33.4)       47.3
Cash and cash equivalents at beginning of year                                                    97.8      131.2        83.9
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                  $       86.7       97.8       131.2
---------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

Estimated Useful Lives                               Years
-------------------------------------------------------------------------------
Buildings                                         10 to 40
Home security systems                                   15
Vehicles                                           3 to 12
Other machinery and equipment                      3 to 20
-------------------------------------------------------------------------------

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

Stock-Based Compensation
The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, since options are granted at the average market price of the stock at date of grant, the Company has not recognized any compensation expense related to its stock option plans for the years ended December 31, 2001, 2000 and 1999. Pro forma disclosures of net earnings and earnings per share calculated as if the fair value method of accounting provided for in SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied are presented in Note 15.

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

Discontinued Operations
The following accounting policies of the Company's former coal operations were in effect through December 2001.

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

Mine development costs are capitalized and amortized over the estimated useful life of the mine. These costs included expenses incurred for site preparation and development at the mines during the development stage. A mine is considered under development until management determines that all planned production units are in place and the mine is available for commercial operation and the mining of coal. Capitalized mine development costs are included within noncurrent assets (classified as part of discontinued operations at December 31, 2001) on the Company's Consolidated Balance Sheets. The associated amortization is included as a component of the Company's loss from discontinued operations in the Company's Consolidated Statements of Operations.

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

Inventories
Inventories are stated at cost (determined under the first-in, first-out or average cost method) or market, whichever is lower. Inventory is recorded within current assets (classified a part of discontinued operations at December 31, 2001) in the Company's Consolidated Balance Sheets.

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

Financial information for these segments is contained in the tables that follow.

                                   Years Ended December 31
(In millions)                    2001       2000      1999
-------------------------------------------------------------------------------
Revenues:
Business and Security Services:
Brink's                      $ 1,536.3    1,462.9  1,372.5
BHS                              257.6      238.1    228.7
BAX Global                     1,790.1    2,097.6  2,083.4
-------------------------------------------------------------------------------
Business and Security Services 3,584.0    3,798.6  3,684.6
Other Operations                  40.2       35.5     25.1
-------------------------------------------------------------------------------
Revenues                     $ 3,624.2    3,834.1  3,709.7
-------------------------------------------------------------------------------

                                   Years Ended December 31
(In millions)                    2001       2000      1999
--------------------------------------------------------------------------------
Operating profit (loss):
Business and Security Services:
Brink's (a)                  $    92.0      108.5    103.5
BHS                               54.9       54.3     54.2
BAX Global (b)                   (24.6)     (99.6)    61.5
--------------------------------------------------------------------------------
  Business and Security Services  122.3      63.2    219.2
Other Operations (c)               7.6        5.7      0.3
--------------------------------------------------------------------------------
Segment operating profit         129.9       68.9    219.5
General corporate expense        (19.3)     (21.2)   (22.9)
--------------------------------------------------------------------------------
Operating profit             $   110.6       47.7    196.6
--------------------------------------------------------------------------------

(a) Includes equity interest in net income of unconsolidated equity affiliates of $5.5 million in 2001, $4.3 million in 2000 and $4.6 million in 1999.

(b)      2000 includes restructuring charges of $57.5 million (see Note 18).

(c) Includes equity interest in net income (loss) of unconsolidated equity affiliates of ($0.6) million in 2001, $0.4 million in 2000 and ($0.3) million in 1999.






                                    Years Ended December 31
(In millions)                       2001     2000     1999
--------------------------------------------------------------------------------
Capital expenditures:
Business and Security Services:
Brink's                        $    71.3      73.9    84.4
BHS                                 81.3      74.5    80.6
BAX Global                          33.1      60.1    94.5
--------------------------------------------------------------------------------
  Business and Security Services   185.7     208.5   259.5
Other Operations                     7.2       5.1     9.3
General corporate                    0.2       0.8     0.1
--------------------------------------------------------------------------------
Capital expenditures           $   193.1     214.4   268.9
--------------------------------------------------------------------------------

Depreciation and amortization, excluding goodwill:
Business and Security Services:
Brink's:                       $    60.1      58.2    51.0
BHS (a)                             70.6      62.1    49.9
BAX Global (b)                      49.4      53.8    32.6
--------------------------------------------------------------------------------
  Business and Security Services   180.1     174.1   133.5
Other Operations                     4.3       4.9     4.7
General corporate                    0.5       0.4     0.9
--------------------------------------------------------------------------------
                                   184.9     179.4   139.1
--------------------------------------------------------------------------------

Goodwill amortization:
Brink's                              2.1       2.0     2.0
BAX Global                           7.4       7.5     7.8
--------------------------------------------------------------------------------
                                     9.5       9.5     9.8
--------------------------------------------------------------------------------
Depreciation and amortization  $   194.4     188.9   148.9
--------------------------------------------------------------------------------

(a) Includes amortization of deferred subscriber acquisition costs of $10.4 million in 2001 and $8.5 million in 2000.

(b)  Excludes amortization of aircraft heavy maintenance expenditures.

                                            December 31
(In millions)                         2001      2000      1999
---------------------------------- -------- --------- ---------
Assets:
Business and Security Services:
Brink's (a)                        $ 738.0     719.1     686.3
BHS                                  372.6     353.4     294.7
BAX Global                           594.1     724.5     834.6
------------------------------- ----------- --------- ---------
  Business and Security Services   1,704.7   1,797.0   1,815.6
Other Operations (b)                  41.9      39.4      42.8
------------------------------- ----------- --------- ---------
Identifiable segment assets        1,746.6   1,836.4   1,858.4
General corporate (c)                534.8     515.3     386.1
----------------------------------- ------- --------- ---------
Assets of continuing
  operations                       2,281.4   2,351.7   2,244.5
Discontinued operations              112.6     127.0     215.2
-------------------------------- ---------- --------- ---------
Total assets (d)                 $ 2,394.0   2,478.7   2,459.7
-------------------------------- ---------- --------- ---------

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

                                   Years Ended December 31
(In millions)                    2001       2000      1999
--------------------------------------------------------------------------------
Revenue by region:
United States                $ 1,810.0    1,961.3  1,912.7
International                  1,877.1    1,929.1  1,849.9
Eliminations                     (62.9)     (56.3)   (52.9)
--------------------------------------------------------------------------------
Revenues                     $ 3,624.2    3,834.1  3,709.7
--------------------------------------------------------------------------------

Operating profit (loss) by region:
United States (a)            $    43.4      (26.5)   124.2
International (a)                 86.5       95.4     95.3
General corporate expense        (19.3)     (21.2)   (22.9)
--------------------------------------------------------------------------------
Operating profit             $   110.6       47.7    196.6
--------------------------------------------------------------------------------

(a) 2000 includes restructuring charges of $54.6 million and $2.9 million in the U.S. and International, respectively, (see Note 18).

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

The Company purchased shares of Convertible Preferred Stock and Brink's Stock in the periods presented as follows:


(Dollars in millions,              Years Ended December 31
shares in thousands)              2001       2000     1999
--------------------------------------------------------------------------------
Brink's Stock:
Shares                             N/A        N/A    100.0
Cash paid to repurchase            N/A        N/A      2.6

Convertible Preferred Stock:
Shares                               -         8.1    83.9
Cash paid to repurchase        $     -         2.2    20.9
Excess carrying amount (a)     $     -         1.7    19.2
--------------------------------------------------------------------------------

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

Note 4
EARNINGS PER SHARE

The following is a reconciliation between the calculations of basic and diluted income from continuing operations per common share:

                                    Years Ended December 31
(In millions)                         2001    2000    1999(a)
--------------------------------------------------------------------------------
Numerator:
Income from continuing operations   $ 45.8     2.7   108.0
Preferred stock dividends             (0.7)   (0.9)   (1.6)
Excess carrying amount (b)              -      1.7    19.2
--------------------------------------------------------------------------------
Basic income from continuing
   operations per share numerator     45.1     3.5   125.6
Preferred stock dividends               -      0.9     1.6
Excess carrying amount (b)              -     (1.7)  (19.2)
--------------------------------------------------------------------------------
Diluted income from continuing
   operations per share numerator   $ 45.1     2.7   108.0
--------------------------------------------------------------------------------

Denominator:
Basic weighted average
   common shares outstanding          51.2    50.1    49.1
Effect of dilutive securities:
   Stock options                       0.2      -      0.1
   Convertible Preferred Stock          -       -      0.1
--------------------------------------------------------------------------------
Diluted weighted average
   common shares outstanding          51.4    50.1    49.3
--------------------------------------------------------------------------------

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

Note 5
DISCONTINUED OPERATIONS

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

Losses included in discontinued operations in the Company's Consolidated Statements of Operation were as follows:

                                   Years Ended December 31
-------------------------------------------------------------------------------
(In millions)                        2001     2000    1999
-------------------------------------------------------------------------------

Pretax loss from the operations of the
   discontinued segment          $      -     (32.4)(122.0)
Income tax benefit                      -     (14.2) (48.7)
-------------------------------------------------------------------------------
Loss from the operations of the
   discontinued segment, after-tax      -     (18.2) (73.3)
-------------------------------------------------------------------------------

Estimated operating losses during the
   disposal period                    (22.2)  (45.0)     -
Health Benefit Act liabilities and
   curtailment of benefit plans
   (see Note 14)                       (8.0) (163.3)     -
Estimated loss on the disposal        (24.1)  (85.9)     -
-------------------------------------------------------------------------------

Estimated pretax loss on the disposal of
   the discontinued segment           (54.3) (294.2)     -
Income tax benefit                    (25.1) (105.1)     -
-------------------------------------------------------------------------------
Estimated loss on the disposal of the
   discontinued segment, after-tax    (29.2) (189.1)     -
-------------------------------------------------------------------------------
Loss from discontinued
   operations                    $    (29.2) (207.3) (73.3)
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

After completion of the disposal of its coal business, the coal-related liabilities and related expenses that the Company expects to retain include obligations related to the postretirement benefits for Company-sponsored plans, black lung benefits, reclamation and other costs related to idle (shut-down) mines that may be retained, Health Benefit Act, worker's compensation claims, and costs of withdrawal from multi-employer pension plans. Expenses related to these liabilities will be reflected in the loss from discontinued operations through the disposal date. Subsequent to the completion of the disposal process, adjustments to coal-related contingent liabilities will be reflected in discontinued operations, and expenses related to Company-sponsored pension and postretirement benefit obligations and black lung obligations will be reflected in continuing operations. In addition, subsequent to the disposal date, the Company expects to have certain ongoing costs related to the administration of the retained liabilities and will report those costs in continuing operations.

The amounts to be recorded in future years will be dependent on many factors, including overall inflation and inflation in health care and other costs, discount rates, market value of pension plan assets, the number of participants in various benefit programs, the number of idle mine sites ultimately transferred and the timing of such transfers, and the amount of administrative costs needed to manage the retained liabilities.

Discontinued Operations accounting required the accrual of expenses expected to be incurred through the end of the disposal period. Accordingly, expenses related to Company-sponsored pension and postretirement benefit obligations and black lung obligations were recognized within Discontinued Operations in different periods than they would have been recorded If coal were a continuing operation. Total recorded charges for Company-sponsored pension and postretirement benefit obligations and black lung obligations were approximately $53 million, $48 million and $30 million in 2001, 2000 and 1999, respectively. The year 2000 included expenses incurred in 2000 and those expected to be incurred in 2001, while 2001 (which included only expenses expected to be incurred in 2002) and 1999 included only one year of expenses. The increase in the level of annual expense in 2001 versus prior years primarily resulted from the effects of actuarial assumption changes on postretirement medical and pension benefits.

The Company participates in the United Mine Workers of America ("UMWA") 1950 and 1974 pension plans at defined contribution rates. Under these plans, expense included in discontinued operations in each of 2001, 2000 and 1999 was less than $0.1 million.

The following is a summary as of December 31, 2001 of the carrying value of assets and liabilities that the Company expects to retain:

(In millions)                            December 31, 2001
--------------------------------------------------------------------------------
Assets:
Net working capital and other assets            $     20.5
Property and equipment, net                            5.6
Net deferred tax assets (Note 16)                    244.4

Liabilities:
Inactive workers' compensation                        33.5
Black lung obligations (Note 14)                      45.4
Company-sponsored retiree medical (Note 14)          266.6
Health Benefit Act (Note 14)                         159.9
Reclamation liabilities for inactive properties       24.7
DTA                                                   43.2
Other liabilities                                     17.9
--------------------------------------------------------------------------------


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

                                   Years Ended December 31
(In millions)                        2001    2000     1999
-------------------------------------------------------------------------------
Sales                           $   384.0    401.0   436.7
Operating loss before
   inactive employee costs           (3.0)    (7.0)  (89.0)
Inactive employee costs             (28.7)   (30.0)  (35.0)
-------------------------------------------------------------------------------
Operating loss                      (31.7)   (37.0) (124.0)
Loss before income taxes            (29.5)   (32.4) (122.0)
-------------------------------------------------------------------------------


Unaudited quarterly financial information for the discontinued coal operations operating results shown above is as follows:

(In millions)                1st      2nd      3rd      4th
-------------------------------------------------------------------------------
2001 Quarters:
Sales                    $   98.2    101.9     99.3   84.6
Operating profit (loss) before
   inactive employee costs   (4.9)    (2.5)    (1.1)   5.5
Inactive employee costs      (6.5)    (6.4)    (6.7)  (9.1)
-------------------------------------------------------------------------------
Operating loss              (11.4)    (8.9)    (7.8)  (3.6)
Loss before income taxes    (10.8)    (8.3)    (7.3)  (3.1)
-------------------------------------------------------------------------------

2000 Quarters:
Sales                    $   98.2     92.8    106.3  103.7
Operating profit (loss) before
   inactive employee costs   (3.0)    (3.5)     0.2   (0.7)
Inactive employee costs      (8.2)    (7.3)    (7.3)  (7.2)
-------------------------------------------------------------------------------
Operating loss              (11.2)   (10.8)    (7.1)  (7.9)
Loss before income taxes     (8.5)   (10.2)    (6.4)  (7.3)
-------------------------------------------------------------------------------


Note 6
SUPPLEMENTAL CASH FLOW INFORMATION

                                    Years Ended December 31
-------------------------------------------------------------------------------
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




Note 7
PROPERTY AND EQUIPMENT

                                             December 31
(In millions)                             2001        2000
--------------------------------------------------------------------------------
Land                                 $    48.9        49.5
Buildings                                227.0       225.4
Vehicles                                 145.6       146.5
Aircraft and related assets               85.5        82.1
Home security systems                    455.9       387.5
Other machinery and equipment            537.1       503.6
--------------------------------------------------------------------------------
                                       1,500.0     1,394.6
Accumulated depreciation
   and amortization                      681.9       563.1
--------------------------------------------------------------------------------
Property and equipment, net          $   818.1       831.5
--------------------------------------------------------------------------------


Depreciation of property and equipment aggregated $174.2 million in 2001, $170.9 million in 2000 and $138.5 million in 1999.

In 2000, $27.4 million of certain aircraft-related assets were written down to fair value pursuant to BAX Global's restructuring plan (see Note 18).

At December 31, 2001, the Company had noncancelable commitments to purchase $23.6 million of equipment, of which $15.5 million was for the Company's discontinued operations.

Note 8
GOODWILL

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

Note 9
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


Note 10
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


Note 11
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





Note 12
ACCOUNTS RECEIVABLE AND ASSET SECURITIZATION

                                             December 31
(In millions)                             2001        2000
--------------------------------------------------------------------------------
Trade                                 $  496.3       547.7
Other                                     38.8        52.2
--------------------------------------------------------------------------------
                                         535.1       599.9
Estimated uncollectible amounts           41.8        39.8
--------------------------------------------------------------------------------
Accounts receivable, net              $  493.3       560.1
--------------------------------------------------------------------------------


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

                                             December 31
(In millions)                             2001        2000
-------------------------------------------------------------------------------
Accounts receivable purchased by BAX Funding:
Total pool                              $ 81.8       124.3
Revolving interest sold to conduit       (69.0)      (85.0)
-------------------------------------------------------------------------------
Amount included in Consolidated
   Balance Sheets of the Company        $ 12.8        39.3
-------------------------------------------------------------------------------


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

Note 13
OPERATING LEASES

The Company and its subsidiaries lease facilities, aircraft, vehicles, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options. Information relating to capital leases is included in Note 11.


As of December 31, 2001, aggregate future minimum lease payments for continuing operations under operating leases were as follows:

                                          Equipment
(In millions)     Facilities   Aircraft   and Other   Total
--------------------------------------------------------------------------------
2002              $     74.8       15.2       33.4      123.4
2003                    58.1       10.7       27.1       95.9
2004                    44.3        4.6       21.1       70.0
2005                    32.1        0.2       16.0       48.3
2006                    25.5         -        11.9       37.4
Later Years            125.4         -        16.2      141.6
--------------------------------------------------------------------------------
Total             $    360.2       30.7      125.7      516.6
--------------------------------------------------------------------------------


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

Note 14
EMPLOYEE BENEFITS

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

The net pension expense (excluding curtailment gain) for 2001, 2000 and 1999 for all plans is as follows:

                                    Years Ended December 31
                                    2001    2000      1999
--------------------------------------------------------------------------------
Service cost                    $   26.0     23.6     24.4
Interest cost on Projected Benefit
   Obligation ("PBO")               38.5     35.0     32.5
Return on assets-expected          (58.6)   (55.3)   (48.9)
Other amortization, net              0.5     (0.3)     2.8
--------------------------------------------------------------------------------
Net pension expense             $    6.4      3.0     10.8
--------------------------------------------------------------------------------


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

 The Company's U.S. defined benefit pension plans represent 84% of PBO and 83% of plan assets at December 31, 2001. The assumptions used in determining the net pension expense and funded status for the Company's U.S. pension plans were as follows:

                                      2001     2000   1999
---------------------------------- -------- -------- -------
Discount rate-Expense                 7.5%     7.5%    7.0%
Discount rate-Funded status          7.25%     7.5%    7.5%
Expected long-term rate of return
   on assets (Expense and funded
   status)                           10.0%    10.0%   10.0%
Average rate of increase in
   salaries (Expense and funded
   status) (a)                        4.0%     4.0%    4.0%
---------------------------------- -------- -------- -------

(a) For 2000 and 2001, salary scale assumptions vary by age and industry and approximate 4% per annum.


Reconciliations of the PBO, plan assets, funded status and prepaid pension expense at December 31, 2001 and 2000 for all of the Company's pension plans are as follows:

                                               December 31
                                             2001     2000
--------------------------------------------------------------------------------
PBO at beginning of year                $   527.5    474.8
Service cost                                 26.0     23.6
Interest cost                                38.5     35.0
Curtailment gain                              -       (5.8)
Plan participants' contributions              1.0      0.5
Benefits paid                               (24.0)   (25.1)
Actuarial loss                               30.5     28.9
Plan amendments                               -        0.7
Foreign currency exchange rate changes       (4.5)    (5.1)
--------------------------------------------------------------------------------
PBO at end of year                      $   595.0    527.5
--------------------------------------------------------------------------------

Fair value of plan assets at beginning
   of year                              $   621.3    660.5
Return on assets - actual                   (40.9)   (11.0)
Plan participants' contributions              1.0      0.5
Employer contributions                        2.3      2.4
Benefits paid                               (24.0)   (25.1)
Foreign currency exchange rate changes       (5.4)    (6.0)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year $  554.3    621.3
--------------------------------------------------------------------------------

Funded status                           $   (40.7)    93.8
Unrecognized experience loss                135.3      4.7
Unrecognized prior service cost               1.7      2.0
Other                                        (0.5)     0.5
--------------------------------------------------------------------------------
Net pension assets                           95.8    101.0
--------------------------------------------------------------------------------
Current pension liabilities                   0.2      0.9
Noncurrent pension liabilities               22.9     16.5
Adjustment to minimum pension liability
   for international subsidiary              (9.9)     -
Prepaid pension assets                  $   109.0    118.4
--------------------------------------------------------------------------------


Selected information for the Company plans that have PBOs greater than plan assets are aggregated below.

                                              December 31
                                             2001     2000
--------------------------------------------------------------------------------
Projected benefit obligations           $   555.0     28.3
Accumulated benefit obligations             489.4     22.8
Fair value of plan assets                   498.9      9.4
--------------------------------------------------------------------------------

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

                                               December 31
                                            2001      2000
--------------------------------------------------------------------------------
Company-sponsored plans                $  278.2      274.5
Health Benefit Act                        159.9      161.7
--------------------------------------------------------------------------------
                                          438.1      436.2
Current                                    38.5       35.1
--------------------------------------------------------------------------------
Noncurrent                             $  399.6      401.1
--------------------------------------------------------------------------------



Company-Sponsored Plans
For the years 2001, 2000 and 1999, the components of net periodic postretirement costs (excluding curtailment loss) related to Company-sponsored plans for these postretirement benefits were as follows:

                                           December 31
                                      2001    2000    1999
--------------------------------------------------------------------------------
Service cost                       $   0.9      0.8    1.4
Interest cost on Accumulated
   Postretirement Benefit Obligation
   ("APBO")                           26.4     23.8   23.1
Amortization of losses                 3.7      3.6    5.1
--------------------------------------------------------------------------------
Net periodic postretirement costs  $  31.0     28.2   29.6
--------------------------------------------------------------------------------


Pursuant to its formal plan to exit the coal business, the Company recorded a curtailment loss during 2000 of $6.0 million.

Reconciliations of the APBO, funded status and accrued postretirement benefit cost for Company-sponsored plans at December 31, 2001 and 2000 are as follows:

                                               December 31
                                            2001      2000
--------------------------------------------------------------------------------
APBO at beginning of year              $  376.4      335.2
Service cost                                0.9        0.8
Interest cost                              26.4       23.8
Benefits paid                             (27.3)     (24.5)
Actuarial loss, net                        87.5       35.1
Curtailment loss                            -          6.0
--------------------------------------------------------------------------------
APBO and funded status at end of year (a) 463.9      376.4
Unrecognized experience loss             (185.7)    (101.9)
-------------------------------------------------------------------------------
Accrued postretirement benefit cost at
   end of year                         $  278.2      274.5
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

                                    Effect of 1% Change in
                                   Health Care Trend Rates
(In millions)                       Increase      Decrease
--------------------------------------------------------------------------------
Higher (lower):
Service and interest cost in 2001   $   3.7        (3.1)
APBO at December 31, 2001              54.3       (45.6)
--------------------------------------------------------------------------------


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

Pneumoconiosis (Black Lung) Expense

                                              December 31
(In millions)                                2001     2000
--------------------------------------------------------------------------------
Actuarial present value of
   self-insured black lung benefits      $   58.7     53.6
Unrecognized loss                           (13.3)    (6.1)
--------------------------------------------------------------------------------
Accumulated book reserves                $   45.4     47.5
--------------------------------------------------------------------------------

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

Note 15
STOCK-BASED COMPENSATION PLANS

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

                                                  Aggregate
                                                  Exercise
                                          Shares   Price
-------------------------------------------------------------------------------
Pittston Common Stock options:
Outstanding at December 31, 1998            1.9    $  49.2
Granted                                     0.4       11.5
Exercised                                  (0.1)      (2.4)
Forfeited or expired                       (0.4)      (8.8)
-------------------------------------------------------------------------------
Outstanding at December 31, 1999            1.8       49.5
BAX Stock options converted in the Exchange 1.0       30.7
Minerals Stock options converted in
   the Exchange                               -        4.5
Granted                                     1.1       16.1
Exercised                                  (0.1)      (0.6)
Forfeited or expired                       (0.4)     (11.4)
-------------------------------------------------------------------------------
Outstanding at December 31, 2000            3.4       88.8
-------------------------------------------------------------------------------
Granted                                     1.2       24.9
Exercised                                  (0.3)      (5.0)
Forfeited or expired                       (0.6)     (19.7)
-------------------------------------------------------------------------------
Outstanding at December 31, 2001            3.7    $  89.0
-------------------------------------------------------------------------------

The table below summarizes the activity in all plans for options of BAX Stock and Minerals Stock prior to the Exchange.

                                                  Aggregate
                                                  Exercise
                                          Shares   Price
--------------------------------------------------------------------------------
BAX Group Stock options:
Outstanding at December 31, 1998            2.1    $  36.1
Granted                                     0.5        4.8
Exercised                                     -       (0.2)
Forfeited or expired                       (0.6)     (10.0)
--------------------------------------------------------------------------------
Outstanding at December 31, 1999            2.0       30.7
Converted in the Exchange                  (2.0)     (30.7)
--------------------------------------------------------------------------------
Outstanding at December 31, 2000 and 2001     -    $     -
--------------------------------------------------------------------------------

Minerals Group Stock options:
Outstanding at December 31, 1998            0.6    $   8.9
Granted                                     0.2        0.3
Forfeited or expired                       (0.2)      (4.7)
--------------------------------------------------------------------------------
Outstanding at December 31, 1999            0.6        4.5
Converted in the Exchange                  (0.6)      (4.5)
--------------------------------------------------------------------------------
Outstanding at December 31, 2000 and 2001     -    $     -
--------------------------------------------------------------------------------

Options exercisable at the end of 2001, 2000 and 1999 for Pittston Common Stock were 1.7 million, 1.9 million and 0.9 million, respectively. Options exercisable at the end of 1999 for BAX Stock were 1.0 million; and for Minerals Stock were
0.3 million.

The following table summarizes information about stock options outstanding as of December 31, 2001.

                      Stock Options              Stock Options
                       Outstanding                Exercisable
                        Weighted
                         Average
                      Remaining    Weighted         Weighted
                      Contractual   Average          Average
Range of                    Life   Exercise         Exercise
Exercise Prices Shares   (Years)      Price   Shares   Price
--------------------------------------------------------------------------------
Pittston Common Stock
$10.55 to 19.76    1.3      4.5     $  15.98    0.3 $  15.69
  20.05 to 25.57   1.2      4.6        22.13    0.3    23.79
  26.69 to 30.60   0.4      3.8        27.24    0.3    27.35
  31.21 to 35.19   0.3      1.5        31.60    0.3    31.60
  37.01 to 40.86   0.4      2.2        38.09    0.4    38.09
  43.59 to 315.06  0.1      1.6        56.52    0.1    56.52
--------------------------------------------------------------------------------
Total              3.7                          1.7
--------------------------------------------------------------------------------





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

(In millions, except                Years Ended December 31
per share amounts)                   2001    2000  1999 (a)
--------------------------------------------------------------------------------
Net income (loss) attributed
   to common shares
   As Reported                   $    15.9  (255.8)   52.3
   Pro Forma                          10.9  (260.2)   47.2
Net income (loss) per common share
   Basic, As Reported            $    0.31   (5.11)   1.06
   Basic, Pro Forma                   0.21   (5.21)   0.96
   Diluted, As Reported               0.31   (5.12)   0.70
   Diluted, Pro Forma                 0.21   (5.21)   0.60
--------------------------------------------------------------------------------

(a) Pro forma for the Exchange (see Note 20).

                               Year Ended December 31, 1999
(In millions, except              Brink's     BAX  Minerals
per share amounts)                  Group    Group    Group
--------------------------------------------------------------------------------
Net income (loss) attributed
   to common shares
   As Reported                       84.2     33.2   (65.1)
   Pro Forma                         81.2     31.3   (65.3)
Net income (loss) per common share
   Basic, As Reported                2.16     1.73   (7.33)
   Basic, Pro Forma                  2.08     1.63   (7.35)
   Diluted, As Reported              2.15     1.72   (8.61)
   Diluted, Pro Forma                2.07     1.63   (8.63)
--------------------------------------------------------------------------------

The fair value of each stock option grant used to compute pro forma net income and net income per share disclosures is estimated at the time of the grant using the Black-Scholes option-pricing model. The weighted-average assumptions used in the model are as follows:

                                    2001      2000     1999
--------------------------------------------------------------------------------
Expected dividend yield:
   Pittston Common Stock            0.5%      0.4%        0.3%
   BAX Stock                        N/A       N/A         1.7%
   Minerals Stock                   N/A       N/A         4.3%
Expected volatility:
   Pittston Common Stock            38%       31%          32%
   BAX Stock                        N/A       N/A          64%
   Minerals Stock                   N/A       N/A          44%
Risk-Free interest rate:
   Pittston Common Stock            4.8%      6.0%        6.0%
   BAX Stock                        N/A       N/A         6.0%
   Minerals Stock                   N/A       N/A         6.0%
Expected term (in years):
   Pittston Common Stock            4.6       4.5         4.3
   BAX Stock                        N/A       N/A         4.4
   Minerals Stock                   N/A       N/A         2.8
--------------------------------------------------------------------------------


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


Note 16
INCOME TAXES

The provision (benefit) for income taxes from continuing operations consists of the following:

(In millions)      U.S. Federal   Foreign   State     Total
--------------------------------------------------------------------------------
2001:
Current               $    6.7      23.9      3.5     34.1
Deferred                   3.3      (5.9)    (4.1)    (6.7)
--------------------------------------------------------------------------------
Total                 $   10.0      18.0     (0.6)    27.4
--------------------------------------------------------------------------------
2000:
Current               $    0.6      25.7      3.7     30.0
Deferred                 (14.2)     (8.9)    (5.0)   (28.1)
--------------------------------------------------------------------------------
Total                 $  (13.6)     16.8     (1.3)     1.9
--------------------------------------------------------------------------------
1999:
Current               $   16.4      28.8      3.5     48.7
Deferred                  23.0     (11.7)     1.5     12.8
--------------------------------------------------------------------------------
Total                 $   39.4      17.1      5.0     61.5
--------------------------------------------------------------------------------


The significant components of the deferred tax expense (benefit) from continuing operations were as follows:

                                    Years Ended December 31
(In millions)                        2001     2000     1999
--------------------------------------------------------------------------------
Net operating loss carryforwards   $  5.2     (24.1)     (7.7)
Alternative minimum tax credits       4.2      (8.2)     (2.7)
Change in the valuation allowance
   for deferred tax assets            1.3       1.8       1.5
Other deferred tax expense (benefit)(17.4)      2.4      21.7
--------------------------------------------------------------------------------
Total                           $    (6.7)    (28.1)     12.8
--------------------------------------------------------------------------------


The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

The components of the net deferred tax asset are as follows:

                                              December 31
(In millions)                                2001     2000
--------------------------------------------------------------------------------
Deferred tax assets:
Accounts receivable                      $   11.2      9.6
Postretirement benefits other than pensions 154.8    159.1
Workers' compensation and other claims       41.2     37.8
Other assets and liabilities                121.6    107.5
Estimated loss on coal assets                60.8     49.8
Net operating loss carryforwards             52.0     67.3
Alternative minimum tax credits              40.1     44.3
Deferred revenue                             55.4     54.0
Valuation allowance                         (10.3)    (9.0)
--------------------------------------------------------------------------------
Total deferred tax assets                   526.8    520.4
--------------------------------------------------------------------------------
Deferred tax liabilities:
Property and equipment                       99.4    109.9
Prepaid assets                               26.4     22.4
Prepaid pension assets                       32.4     40.0
Other assets                                 17.7     13.3
Investments in foreign affiliates             6.0      6.0
Miscellaneous                                29.3     34.4
--------------------------------------------------------------------------------
Total deferred tax liabilities              211.2    226.0
--------------------------------------------------------------------------------
Net deferred tax asset (a)               $  315.6    294.4
--------------------------------------------------------------------------------

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

                                   Years Ended December 31
(In millions)                        2001     2000    1999
--------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes and accounting change:
United States                    $    3.2     (65.1) 109.2
Foreign                              70.0      69.7   60.3
--------------------------------------------------------------------------------
Total                            $   73.2       4.6  169.5
--------------------------------------------------------------------------------
Tax provision computed at
   statutory rate                $   25.6       1.6   59.3
Increases (reductions) in taxes due to:
State income taxes (net of federal
   tax benefit)                      (0.4)     (0.8)   3.3
Goodwill amortization                 2.1       2.1    2.3
Difference between total taxes on
   foreign income and the U.S.
   federal statutory rate            (1.5)     (2.7)  (3.7)
Change in the valuation allowance
   for deferred tax assets            1.3       1.8    1.5
Miscellaneous                         0.3      (0.1)  (1.2)
--------------------------------------------------------------------------------
Actual tax provision from
   continuing operations         $   27.4       1.9   61.5
--------------------------------------------------------------------------------


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

Note 17
RISK MANAGEMENT

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

Commodities Risk Management
The Company consumes or sells various commodities in the normal course of its business and utilizes derivative instruments to minimize the variability in forecasted cash flows due to price movements in certain of these commodities. Transactions involving commodities that are the subject of the Company's risk management policy include:

-    purchases of jet fuel for BAX Global's North American fleet operations; and

-    revenues of the Company's gold and natural gas operations.

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


(In millions, except)             Jet      Natural
number of months)                 Fuel        Gas      Gold
--------------------------------------------------------------------------------

Ineffective amounts recognized
   in 2001 earnings           $    (0.1)       -       -

Amounts excluded in
   assessment of effectiveness$     N/A       N/A      0.6

Net gain (loss) in other comprehensive
   loss at December 31, 2001
   expected to be reclassified to
   earnings in 2002           $    (1.8)       1.2    (0.3)

Maximum number of months
   hedges outstanding               18         15       44
--------------------------------------------------------------------------------


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

Note 18
RESTRUCTURING

Over the course of 2000, the operating performance of BAX Global's Americas region was negatively impacted by lower than expected demand and higher transportation, operating and administrative costs relative to that lower demand. As such, BAX Global evaluated alternatives directed at returning its Americas operations to profitability, including ways to improve sales performance and to reduce transportation, operating and administrative expenses. During the fourth quarter of 2000, BAX Global finalized a restructuring plan aimed at reducing the capacity and cost of its airlift capabilities in the U.S. as well as reducing station operating expenses, sales, general and administrative expense in the Americas and Atlantic regions, including:

- The removal of ten planes from the fleet, nine of which were dedicated to providing lift capacity in BAX Global's commercial cargo system.


- The closure of nine operating stations and realignment of domestic operations.

- The reduction of employee-related costs through the elimination of approximately 300 full-time positions including aircraft crew and station operating, sales and business unit overhead positions.

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

The following is a summary of the 2000 restructuring charges:

                             Americas  Atlantic    Total
(In millions)                 Region     Region  BAX Global
--------------------------------------------------------------------------------

Fleet related charges        $ 49.7        -        49.7
Severance costs                 1.1       1.2        2.3
Station and other closure costs 3.8       1.7        5.5
--------------------------------------------------------------------------------
Total restructuring charge   $ 54.6       2.9       57.5
--------------------------------------------------------------------------------



Approximately $45.2 million of the restructuring charge was noncash and approximately $0.3 million of the charge was paid in 2000. The following analyzes the changes in the remaining liabilities for such costs:

                                            Station
                         Fleet                 and
(In millions)           Charges  Severance    Other   Total
--------------------------------------------------------------------------------

December 31, 2000       $  6.6       2.0        3.4   12.0
Adjustments                0.6      (0.4)      (0.4)  (0.2)
Payments                  (5.1)     (1.5)      (0.9)  (7.5)
--------------------------------------------------------------------------------
December 31, 2001       $  2.1       0.1        2.1    4.3
--------------------------------------------------------------------------------


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

                              Brink's       BAX    Minerals
(Per share prices)             Stock       Stock     Stock
--------------------------------------------------------------------------------

Ten day average price (a)    $ 18.92      $ 7.98     $   1.34
Exchange factor                 1.00        1.15         1.15
--------------------------------------------------------------------------------
Fair Market Value, as
   defined (a)               $ 18.92      $ 9.17    $    1.54
Exchange ratio                   N/A      0.4848       0.0817
--------------------------------------------------------------------------------

Closing prices:
   December 3, 1999       $   18.375   $ 10.0625    $   1.125
   December 6, 1999           21.500     10.1250        1.625
--------------------------------------------------------------------------------

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

Shares issued to holders of BAX Stock and Minerals Stock (excluding those shares issued to the Trust) were distributed as follows:

(In thousands except             Holders of   Holders of
per share prices)                 BAX Stock  Minerals Stock
--------------------------------------------------------------------------------
Shares outstanding on
   January 13, 2000                   19,475      9,273

Brink's Stock issued pursuant
   to the Exchange:
   Based on 100% of Fair Market Value 8,207         657
   Based on 15% of Fair Market Value  1,233          99
--------------------------------------------------------------------------------
Total shares issued on January 14,
 2000                                 9,440         756
Brink's Stock closing price per share -
   December 3, 1999                $  18.375       18.375
--------------------------------------------------------------------------------
Value as of December 3, 1999
   of Brink's Stock issued
   pursuant to the Exchange        $173,460      13,892
--------------------------------------------------------------------------------


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

(In millions, except
per share amounts)                  1st    2nd     3rd    4th
--------------------------------------------------------------------------------
2001 Quarters:
Revenues                     $    908.3  884.5   884.3  947.1
Operating profit                   25.4   16.5    20.5   48.2
Income from continuing
   operations                       8.7    3.8     9.2   24.1
Loss from discontinued
   operations (a)                    -      -       -   (29.2)
--------------------------------------------------------------------------------
Net income (loss)            $      8.7    3.8     9.2   (5.1)
--------------------------------------------------------------------------------

Net income (loss) per common share:
--------------------------------------------------------------------------------
Basic:
   Continuing operations     $     0.17   0.07    0.17   0.46
   Discontinued operations          -      -       -    (0.56)
--------------------------------------------------------------------------------
Basic                        $     0.17   0.07    0.17  (0.10)
--------------------------------------------------------------------------------

Diluted:
   Continuing operations     $     0.17   0.07    0.17   0.46
   Discontinued operations          -      -       -    (0.56)
--------------------------------------------------------------------------------
Diluted                      $     0.17   0.07    0.17  (0.10)
--------------------------------------------------------------------------------

Dividends declared per
   common share              $  0.025    0.025   0.025   0.025
Stock prices:
   High                      $   22.44   25.31   23.15   22.90
   Low                           17.86   19.35   15.75   17.20
--------------------------------------------------------------------------------

                                    1st    2nd     3rd    4th
-------------------------------------------------------------------------------
2000 Quarters:
Revenues                      $   929.8 948.2   960.9  995.2
Operating profit (loss)            32.3  18.2    30.0  (32.8)
Income (loss) from continuing
   operations before cumulative
   change in accounting
   principle (b)                   14.5   4.8    10.7  (27.3)
Loss from discontinued
   operations (a)                  (4.5) (6.4)   (3.3)(193.1)
Cumulative effect of change
   in accounting principle (c)    (52.0)    -        -     -
-------------------------------------------------------------------------------
Net income (loss) (a), (b), (c) $ (42.0) (1.6)    7.4  (220.4)
-------------------------------------------------------------------------------
Net income (loss) per common share (a), (b), (c):
-------------------------------------------------------------------------------
Basic:
Continuing operations         $     0.29  0.09    0.24  (0.55)
Discontinued operations            (0.09)(0.13)  (0.06) (3.83)
Cumulative effect of change
   in accounting principle         (1.05)  -      -       -
-------------------------------------------------------------------------------
Basic                        $     (0.85)(0.04)   0.18  (4.38)
-------------------------------------------------------------------------------

Diluted:
Continuing operations        $      0.29  0.09    0.21  (0.55)
Discontinued operations            (0.09)(0.13)  (0.06) (3.83)
Cumulative effect of change
   in accounting principle         (1.05)  -      -       -
-------------------------------------------------------------------------------
Diluted                      $     (0.85)(0.04)   0.15  (4.38)
--------------------------------------------------------------------------------

Dividends declared per
   common share              $     0.025 0.025   0.025 0.025
--------------------------------------------------------------------------------
Stock prices (d):
   High                      $     22.00 17.13   17.50  21.00
   Low                             15.00 13.44   10.69  13.75
--------------------------------------------------------------------------------

(a) In the fourth quarter of 2001, the Company revised its estimate and increased its expected after-tax loss on the disposal of its Coal Operations by $29.2 million ($0.56 per diluted share). The loss from discontinued operations for the fourth quarter of 2000 included an estimated after-tax loss of $189.1 million ($3.75 per diluted share). (Note 5)

(b) The fourth quarter of 2000 includes a restructuring charge of $57.5 million ($35.7 million after-tax or $0.71 per diluted share) to record the writedown of assets and accrual of costs associated with a restructuring plan at BAX Global (Note 18).

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



SELECTED FINANCIAL DATA
---------------------------------------------------------------------------------------------------------------------------------

Five Years in Review
(In millions, except per share amounts)                            2001          2000          1999           1998         1997
---------------------------------------------------------------------------------------------------------------------------------
Revenues and Income (a):
Revenues                                                  $     3,624.2        3,834.1       3,709.7       3,251.6        2,790.3
Income from continuing operations before
   cumulative effect of change in accounting
   principle (b), (g)                                              45.8           2.7         108.0           61.2           99.1
Income (loss) from discontinued operations (j), (g)               (29.2)        (207.3)        (73.3)          4.9           11.1
Cumulative effect of change in accounting principle (b)             -            (52.0)          -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  16.6         (256.6)         34.7          66.1          110.2
---------------------------------------------------------------------------------------------------------------------------------
Financial Position (a), (i):
Net property and equipment                                $       915.5          925.8         930.4         849.9          647.6
Total assets                                                    2,394.0        2,478.7       2,459.7       2,331.1        1,995.9
Long-term debt, less current maturities                           257.4          313.6         395.1         323.3          191.8
Shareholders' equity                                              476.1          475.8         749.6         736.0          685.6
---------------------------------------------------------------------------------------------------------------------------------
Per Pittston Common Share (a), (c), (f), (h), (l): Basic, net income (loss):
   Continuing operations (g)                              $       0.88            0.07          2.55          1.18           1.98
   Discontinued operations (g)                                   (0.57)          (4.14)        (1.49)         0.10           0.23
   Cumulative effect of change in accounting principle (b)           -             (1.04)         -             -               -
---------------------------------------------------------------------------------------------------------------------------------
Total basic                                                       0.31           (5.11)         1.06          1.28           2.21
Diluted, net income (loss):
   Continuing operations (g)                              $       0.88            0.05          2.19          1.17           1.94
   Discontinued operations (g)                                   (0.57)          (4.13)        (1.49)         0.10           0.23
   Cumulative effect of change in accounting principle (b)           -             (1.04)         -             -               -
---------------------------------------------------------------------------------------------------------------------------------
Total diluted                                                     0.31           (5.12)         0.70          1.27           2.17
Cash dividends                                            $       0.10            0.10          N/A            N/A          N/A
Book value (a), (d)                                       $       9.23            9.22         14.86         13.98          13.01
---------------------------------------------------------------------------------------------------------------------------------
Pro Forma Per Common Share (k):
Basic, net income (loss):
   Continuing operations (g)                                       N/A     $      0.07          2.46          1.04           1.76
   Discontinued operations (g)                                     N/A           (4.14)        (1.49)         0.10           0.23
---------------------------------------------------------------------------------------------------------------------------------
Total basic, pro forma                                             N/A           (4.07)         0.97          1.14           1.99
Diluted, net income (loss):
   Continuing operations (g)                                       N/A            0.05          2.09          1.03           1.73
   Discontinued operations (g)                                     N/A           (4.13)        (1.49)         0.10           0.23
---------------------------------------------------------------------------------------------------------------------------------
Total diluted, pro forma                                           N/A           (4.08)         0.60          1.13           1.96
---------------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding (c), (f), (l):
Pittston basic (h)                                               51.2             50.1          49.1          48.8           48.4
Pittston diluted (h)                                             51.4             50.1          49.3          49.3           49.1
Pittston Brink's Group basic                                       N/A            N/A           39.1          38.7           38.3
Pittston Brink's Group diluted                                     N/A            N/A           39.2          39.2           38.8
Pittston BAX Group basic                                           N/A            N/A           19.2          19.3           19.4
Pittston BAX Group diluted                                         N/A            N/A           19.3          19.3           20.0
Pittston Minerals Group basic                                      N/A            N/A            8.9           8.3            8.1
Pittston Minerals Group diluted                                    N/A            N/A            9.6           8.3            8.1
---------------------------------------------------------------------------------------------------------------------------------
Common Shares Outstanding (c), (f), (l):
Pittston Common                                                   54.3             51.8          N/A            N/A          N/A
Pittston Brink's Group                                             N/A            N/A           40.9          40.9           41.1
Pittston BAX Group                                                 N/A            N/A           20.8          20.8           20.4
Pittston Minerals Group                                            N/A            N/A           10.1           9.2            8.4
---------------------------------------------------------------------------------------------------------------------------------
Per Pittston Brink's Group Common Share (c), (k), (l):
Basic net income                                                   N/A            N/A       $   2.16          2.04           1.92
Diluted net income                                                 N/A            N/A           2.15          2.02           1.90
Pro forma basic                                                    N/A            N/A           2.03          1.87           1.65
Pro forma diluted                                                  N/A            N/A           2.03          1.85           1.63
Cash dividends                                                     N/A            N/A           0.10          0.10           0.10
Book value (d)                                                     N/A            N/A          13.66         11.87           9.91
---------------------------------------------------------------------------------------------------------------------------------



SELECTED FINANCIAL DATA (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------

Five Years in Review
(In millions, except per share amounts)                          2001           2000          1999          1998          1997
---------------------------------------------------------------------------------------------------------------------------------
Per Pittston BAX Group Common Share (c), (l):
Basic net income (loss)                                           N/A            N/A      $    1.73         (0.68)        1.66
Diluted net income (loss)                                         N/A            N/A           1.72         (0.68)        1.62
Cash dividends                                                    N/A            N/A           0.24          0.24         0.24
Book value (d)                                                    N/A            N/A          17.38         15.83        16.59
---------------------------------------------------------------------------------------------------------------------------------
Per Pittston Minerals Group Common Share (c), (h), (l):
Basic net income (loss):
   Continuing operations                                          N/A            N/A      $    0.93         (1.01)       (1.28)
   Discontinued operations                                        N/A            N/A          (8.26)         0.59         1.37
---------------------------------------------------------------------------------------------------------------------------------
Total basic                                                                                   (7.33)        (0.42)        0.09
Diluted net income (loss):
   Continuing operations                                          N/A            N/A      $   (0.98)        (1.01)       (1.28)
   Discontinued operations                                        N/A            N/A          (7.63)         0.59         1.37
---------------------------------------------------------------------------------------------------------------------------------
Total diluted                                                                                 (8.61)        (0.42)        0.09
Cash dividends (e)                                                N/A            N/A      $   0.025          0.24         0.65
Book value (d)                                                    N/A            N/A      $  (15.06)        (9.50)       (8.94)
---------------------------------------------------------------------------------------------------------------------------------

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

(g) Some of the expenses recorded within discontinued operations will continue after the disposition of the coal business is complete and will be recorded within continuing operations. The expenses that are expected to continue primarily consist of postretirement and other employee benefits associated with Company-sponsored plans and black lung obligations; reclamation and other costs for retained inactive operations, if any; and administrative and legal expenses to oversee residual assets and retained benefit obligations. See Note 5. In accordance with APB No. 30, the Company included these expenses within discontinued operations for all periods presented above. When the disposal process is completed, expenses related to our Company-sponsored pension and postretirement benefit obligations, black lung obligations, and related administrative costs will be recorded as a component of continuing operations. The amount of expenses related to postretirement and other employee benefits associated with the Company-sponsored plans and black lung obligations that were charged to discontinued operations were $53 million, $48 million and $30 million for the years ended 2001, 2000 and 1999, respectively. As required by APB No. 30, expenses recorded in 2000 include both the actual expenses for that year plus an accrual of costs for the expected disposal period, which at the time was expected to be the end of 2001. Expenses recorded in 2001 represent an estimate of costs for 2002 due to the extension of the expected disposal period to the end of 2002. Future adjustments to contingent liabilities will continue to be recorded within discontinued operations.

(h) See Note 4 to the Consolidated Financial Statements for the 1999 impact of the repurchase of the Company's Series C Cumulative Preferred Stock on Minerals Group and Pittston pro forma share and net income (loss) per share calculations.

(i) Includes discontinued operations (Note 5).

(j) The year ended December 31, 2000 includes an estimated after-tax loss on disposal of $189.1 million ($294.2 million pretax). For the year ended December 31, 2001, the Company revised its estimate and increased its expected after-tax loss by $29.2 million ($54.3 million pretax). The year ended December 31, 1999 includes an impairment charge of $53.5 million ($82.3 million pretax). See Note 5.

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

(l) Prior to January 14, 2000, the Company was comprised of three separate groups - Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The Pittston Brink's Group included the Brink's and BHS operations of the Company. The Pittston BAX Group included the BAX Global operations of the Company. The Pittston Minerals Group included the Pittston Coal Company ("Pittston Coal") and Mineral Ventures operations of the Company. Also, prior to January 14, 2000, the Company had three classes of common stock: Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock"), which were designed to provide shareholders with separate securities reflecting the performance of the Brink's Group, the BAX Group and the Minerals Group, respectively. On December 6, 1999, the Company announced that its Board of Directors (the "Board") approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock (the "Exchange"). The Exchange took place on January 14, 2000 (the "Exchange Date").

BOARD OF DIRECTORS AND SENIOR MANAGEMENT


The Board of Directors, as elected by the shareholders, is divided into three classes, with the term of office of one of the three classes of directors expiring each year, and with each class being elected for a three-year term. Presently, there are ten members of the Board of Directors, nine of whom are outside directors with broad experience in business, finance and public affairs.

Roger G. Ackerman1, 3, 4, 5
Retired Chairman and Chief Executive Officer - Corning Incorporated (specialty glass, ceramics and communications)

Betty C. Alewine1, 2, 4, 5
Retired President and Chief Executive Officer - COMSAT Corporation (provider of global satellite services and digital networking services and technology)

James R. Barker1, 3, 4, 5
Chairman - The Interlake Steamship Company (vessel owners and operators of self unloaders); Vice Chairman - Mormac Marine Group, Inc. (vessel owners of oil product carriers); and Vice Chairman - Moran Towing Corporation (tug and barge owners and operators)

Marc C. Breslawsky1, 2, 5, 6
President and Chief Executive Officer - Imagistics International Inc.
(direct sales, service and marketing of enterprise office imaging and document solutions)

James L. Broadhead1, 4, 5, 6
Retired Chairman and Chief Executive Officer - FPL Group, Inc. (public utility holding company)

William F. Craig1, 2, 4, 6
Private Investor and Retired Chairman - New Dartmouth Bank

Michael T. Dan1
Chairman, President and Chief Executive Officer - The Pittston Company

Gerald Grinstein1, 2, 3, 6
Non-Executive Chairman - Agilent Technologies (a diversified technology company); and Principal - Madrona Investment Group LLC (private investment company)

Ronald M. Gross1, 2, 4, 6
Chairman Emeritus, Former Chairman and Chief Executive Officer - Rayonier, Inc. (a global supplier of specialty pulps, timber and wood products)

Carl S. Sloane1, 2, 3, 6

Ernest L. Arbuckle Professor of Business Administration, Emeritus Harvard University Graduate School of Business Administration


1 Executive Committee
2 Audit and Ethics Committee
3 Compensation and Benefits Committee
4 Corporate Governance and Nominating Committee
5 Finance Committee
6 Pension Committee

THE PITTSTON COMPANY
EXECUTIVE OFFICERS

Michael T. Dan
Chairman, President and Chief Executive Officer

James B. Hartough
Vice President - Corporate Finance and Treasurer

Frank T. Lennon
Vice President - Human Resources
and Administration

Austin F. Reed
Vice President, General Counsel
and Secretary

Robert T. Ritter
Vice President and Chief Financial Officer

SUBSIDIARY OFFICERS

Robert B. Allen
President and Chief Operating Officer
Brink's Home Security, Inc.

Joseph L. Carnes
President
BAX Global Inc.

Thomas W. Garges, Jr.
President and Chief Executive Officer
Pittston Coal Company and
Pittston Mineral Ventures

Richard R.N. Hickson
President
Brink's, Incorporated

                                       63