Form 10-K, Exhibit 13
period 2003-12-31
BRINKS CO
filed 2004-03-15
CIK 78890

                                                                      EXHIBIT 13


                                                              2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

OPERATIONS
--------------------------------------------------------------------------------

The Brink's Company (along with its subsidiaries, the "Company") has three operating segments within its "Business and Security Services" businesses:

o  Brink's, Incorporated ("Brink's")    Brink's offers services globally
                                        including armored car transportation,
                                        automated teller machine ("ATM")
                                        replenishment and servicing, currency
                                        and deposit processing including its
                                        "Cash Logistics" operations, coin
                                        sorting and wrapping, arranging the
                                        secure air transportation of valuables
                                        ("Global Services") and the deploying
                                        and servicing of safes and safe control
                                        devices, including its patented
                                        CompuSafe(R) service.

o  Brink's Home Security, Inc. ("BHS")  BHS offers monitored security services in North America primarily for
                                        owner-occupied, single-family
                                        residences. To a lesser extent, BHS
                                        offers security services for commercial
                                        properties. BHS typically installs and
                                        owns the on-site security systems, and
                                        charges fees to monitor and service the
                                        systems.

o  BAX Global Inc. ("BAX Global")       BAX Global provides freight
                                        transportation and supply chain
                                        management services on a global basis,
                                        specializing in the heavy freight market for business-to-business shipping.


The Company has significant liabilities associated with its former coal operations and expects to have significant ongoing expenses and cash outflows related to former coal operations. At December 31, 2003, the Company had approximately $105 million of assets held by a Voluntary Employees' Beneficiary Association trust ("VEBA") available to pay a portion of these liabilities. Information about the Company's liabilities related to its former coal business is contained in a number of sections of this report, including:

o  Retained Liabilities and Assets of Former Natural Resource Operations

o  Application of Critical Accounting Policies

Disclosures in these sections show five-year projections for estimated ongoing payments and expense associated with the former coal business, reconcile a Company-defined term, "Legacy Value", to U.S. generally accepted accounting principles ("GAAP") measures, and discuss critical estimates used, providing a sensitivity analysis for these estimates.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Overview


                                  Years Ended December 31,           % change
--------------------------------------------------------------------------------
(In millions)                      2003      2002    2001         2003      2002
--------------------------------------------------------------------------------
Income (loss) from:
    Continuing operations     $    18.2      69.4     38.3        (74)       81
    Discontinued operations        11.2     (43.3)   (21.7)        NM      (100)
--------------------------------------------------------------------------------
     Net income               $    29.4      26.1     16.6         13        57
================================================================================


The income (loss) items in the above table are reported after tax.

The Company's results from continuing operations have varied in the last couple of years due partially to changes the Company has made to reduce costs and improve efficiency and partially as a result of changes in economic conditions. The Company's results were also affected by the required movement of certain expenses related to former coal operations from discontinued operations to continuing operations. These factors are expected to continue to affect the Company's results in future periods. There were impairment charges, gains on the divestiture of natural resource operations and an adjustment to deferred taxes which are less likely to recur in the future.

Continuing Operations

Business and Security Services
Brink's and BHS reported improved operating profit in both 2003 and 2002 over prior-year periods. BAX Global's operating profit has been more volatile in the last three years: about break-even in 2003, profitable in 2002 and a loss in 2001.

Operating profit at Brink's in 2003 improved 17% from the prior year on higher international earnings. Brink's operating profit in the fourth quarter of 2001 and the first quarter of 2002 reflected the benefit of special euro currency processing and transportation work. Costs were higher than normal in relation to revenue in the first nine months of 2001 and the last nine months of 2002 as a result of higher staffing levels related to the euro work. Staff reductions in various European countries in late 2002 and the first half of 2003 improved profitability in the last half of 2003 compared to the same 2002 period. Operating profit in South America was stronger in 2003 compared to the weak 2002; 2002 was affected by economic and political turmoil in several South American countries.

Strong growth in BHS' operating profit in 2003 (17%) and 2002 (11%) resulted primarily from the steady subscriber growth of the last two years and improving efficiency. The average number of subscribers increased 8% in 2003 over 2002 and 7% in 2002 over 2001.

Although the fourth quarter comparison was favorable versus the prior-year quarter, BAX Global's full year 2003 operating profit was below 2002 levels primarily as a result of lower shipments through its largely fixed-cost Intra-America transportation network due to the weak U.S. economy seen for much of 2003 and a continuing shift away from expedited freight by customers. Volume in the Intra-America network was also lower in 2002 compared to 2001, but reductions in the number of airplanes used to service the network in 2001 and other cost reductions allowed BAX Global to improve results in 2002 compared to 2001.

Cost of Former Coal Operations
With the completion of its plan to exit the coal business, the Company began in 2003 to reflect within continuing operations the costs and expenses related to employee benefit expenses, administration and other charges related to the liabilities retained from the former natural resource businesses. Accordingly, pretax results for 2003 include total costs of former coal operations of approximately $70 million. These types of costs were recorded within discontinued operations in earlier years. These costs will continue to affect results of operations well into the future. However, due to the normal wind down of administration and other expenses, the sale of most of the remaining idle properties in late 2003, the enactment of the Medicare reform bill in December 2003 and the growth in the value of the Company's VEBA, these costs are expected to decrease by over $20 million in 2004.

Divestitures and Taxes
In 2002, the Company recorded a $19.2 million (pretax) charge related to impairment and other charges associated with coal properties which were shut down and prepared for sale. Most of these properties were sold in 2003. When actions are completed by the purchaser to formally assume additional liabilities associated with the properties (expected to happen during 2004), the Company expects to record a gain in continuing operations.

In 2003, the Company recorded a $10.4 million (pretax) gain on the sale of shares that it held in an Australian exploration and mining Company.

Neither the impairment charge related to coal nor these gains are expected to recur, although other gains and impairment losses may occur in the future.

The Company performs an annual review of deferred tax assets as required by Statements of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In 2001 and 2002, the Company recorded valuation adjustments of under $2 million per year to reflect its judgment that the ability to utilize deferred tax assets for certain entities was not more likely than not to happen. As a result of a recent history of losses, and continuing recession in the U.S. and Europe in 2003, the Company believes that the ability to use deferred tax assets related to two international operations and certain states no longer meets the more-likely-than-not standard. Accordingly, a valuation charge of approximately $22 million was recorded in 2003.

Since the Company performs a review of its deferred tax assets annually, there could be further valuation charges required in future years. On the other hand, if operations in affected jurisdictions return to profitability, the Company may reverse all or a portion of the valuation reserves in future years.

In estimating its effective tax rate to be recorded in 2004 and later years, the Company will not record the potential benefit of any losses in the tax entities for which it has already recorded a valuation adjustment unless such entities demonstrate an ability to consistently use tax benefits (e.g. through a return to profitability). As a result, the effective tax rate for 2004 will be higher than historical rates for normal operations. The Company currently estimates its effective tax rate for 2004 will approximate 40%. It reevaluates this rate on a quarterly basis; the actual tax rate could be materially different from the Company's estimate.

Discontinued Operations
Over the past three years, the Company sold essentially all of its natural resource businesses, the biggest being its former coal operations. The Company recognized a significant loss on the sale of its coal business, although most of the loss was recognized in 2000, a period not presented in this report. In addition to the loss on sale, the Company has accrued significant liabilities related to benefits for former coal employees. Expenses related to some of these liabilities (including revisions to estimated amounts primarily related to Health Benefit Act obligations and multi-employer pension plan withdrawal liabilities) are recorded in discontinued operations and were significant in 2003 and 2002. In 2002 and 2001, significant coal operating losses were also included in discontinued operations.

Besides the coal operations, discontinued operations also includes gains and losses from the sale of other noncore businesses and their operating results for all years presented. These operating results have been reclassified from prior year's presentations within continuing operations.

o  Natural gas business - sold in August 2003 for a $56.2 million pretax gain

o Timber business - sold a small portion in December 2003 and completed the sale in 2004 for an expected $26 million overall pretax gain ($4.8 million recognized in 2003)

o Gold business - sold in early 2004. Pretax impairment losses were recognized in 2003 ($1.7 million) and 2002 ($5.7 million).


Consoldiated Review


                                 Revenues                               Operating Profit (Loss)
---------------------------------------------------------------------------------------------------------------
                        Years Ended December 31,       % change      Years Ended December 31,      % change
---------------------------------------------------------------------------------------------------------------
(In millions)           2003      2002      2001    2003    2002      2003      2002     2001    2003    2002
---------------------------------------------------------------------------------------------------------------
Business Segments

Brink's             $ 1,689.0   1,579.9   1,536.3    7        3    $  112.5      96.1     92.0    17       4
BHS                     310.4     282.4     257.6   10       10        71.2      60.9     54.9    17      11
BAX Global            1,999.2   1,871.5   1,790.1    7        5         3.0      17.6    (27.6)  (83)     NM
---------------------------------------------------------------------------------------------------------------
 Business and
  Security Services   3,998.6   3,733.8   3,584.0    7        4       186.7     174.6    119.3     7      46
Former coal operations    -         -         -      -        -       (69.5)    (19.2)     -    (200+)    NM
Gain on sale of equity
   interest               -         -         -      -        -        10.4       -        -      NM       -
Corporate                 -         -         -      -        -       (27.8)    (23.1)   (21.5)   20       7
---------------------------------------------------------------------------------------------------------------
                    $ 3,998.6   3,733.8   3,584.0    7        4    $   99.8     132.3     97.8   (25)     35
===============================================================================================================


Revenues in 2003 were 7% higher than 2002 because of growth in all segments and changes in currency exchange rates. Operating profit in 2003 was 25% lower primarily because the cost of retiree and other benefits and other costs related to the former coal business were classified within former coal operations in continuing operations. Prior to 2003, these expenses were recorded within discontinued operations. Operating profit was stronger at Brink's and BHS on growth in these businesses, offset by lower profits at BAX Global primarily due to the effects of the recession and a shift in volumes from expedited to deferred products in the Americas region.

Revenues in 2002 were 4% higher than 2001 because of growth in all segments, partially offset by changes in currency exchange rates. Operating profit increased 35% in 2002 due to improved operating performance in the Company's Business and Security Services segments, particularly at BAX Global, partially offset by $19.2 million of impairment and other charges related to the Company's former coal operations.

Throughout this report, the reference to constant currency is made so that a segment's revenues can be viewed without the impacts of changing foreign currency exchange rates, facilitating a comparative view of business growth. Relative to other currencies (except those in South America), the U.S. dollar generally weakened in 2003 and 2002 compared to the respective prior year periods, so growth at constant currency exchange rates was lower than growth at actual currency exchange rates. Changes in foreign currency exchange rates have not materially affected period-to-period comparisons of segment operating profit.

Brink's, Incorporated



                                              Years Ended December 31,                       % change
------------------------------------------------------------------------------------------------------------
(In millions)                           2003            2002           2001               2003         2002
------------------------------------------------------------------------------------------------------------
Revenues

North America (a)              $       716.2           694.9           680.3                3            2
International                          972.8           885.0           856.0               10            3
------------------------------------------------------------------------------------------------------------
                               $     1,689.0         1,579.9         1,536.3                7            3
============================================================================================================

Operating Profit

North America (a)              $        53.4            52.2            42.4                2           23
International                           59.1            43.9            49.6               35          (11)
------------------------------------------------------------------------------------------------------------
                               $       112.5            96.1            92.0               17            4
============================================================================================================

Cash Flow Information

Depreciation and amortization,
   excluding goodwill
   amortization                $        70.6            61.3            60.1               15            2
Goodwill amortization                   N/A             N/A              2.1               NM           NM
Capital expenditures                    80.9            79.3            71.3                2           11
============================================================================================================
(a) U.S. and Canada.


2003

Overview
Improved revenues and operating profit in 2003 at Brink's reflected much better results in the International region. International operating profit increased over the prior year, despite the higher profit levels achieved in the first quarter of 2002 associated with special euro currency processing and transportation work. Most of the improvement in the International region occurred in South America where performance was weak in 2002.

North America
North American operating profit was 2% higher in 2003 over the prior year on a 3% increase in revenues (2% increase in revenues on a constant currency basis). The slightly higher operating profit in North America was primarily due to improved performance in the Cash Logistics operations and Global Services, mostly offset by higher employee benefit expenses. A $5.5 million gain on the sale of operating assets was largely offset by severance and other costs discussed below.

In 2003, management closed its Brink's corporate headquarters in Darien, Connecticut and relocated employees to either Brink's U.S. headquarters in Coppell, Texas, or to The Brink's Company headquarters in Richmond, Virginia. As a result, approximately $5.4 million of severance and other costs were incurred in the U.S. during 2003.

An increase in employee benefit costs in 2003 included $4.8 million higher expense from the Company's primary U.S. pension plan and higher health care costs for active employees. These costs are expected to increase again in 2004.

International
International operating profit for 2003 was 35% higher than 2002 on a 10% increase in revenues (3% increase in revenues on a constant currency basis). Improvements in revenues and operating profit on a constant currency basis in South America and Asia-Pacific were offset by lower European revenues and operating profit, as discussed below.

Europe. European revenues and operating profit in the first quarter of 2002 benefited from the currency processing and transportation work associated with the introduction of the euro on January 1, 2002. However, the cost of staffing levels, which remained high after the euro work was completed, negatively affected the last nine months of 2002 and, to a lesser degree, the first half of 2003.

Europe's revenues and operating profit in 2003 were below the prior year on a constant currency basis primarily because of the absence of the euro work performed in the first quarter of 2002. There was also approximately $4.7 million of higher severance expense associated with workforce reductions. Revenues on a constant currency basis were higher in the second half of 2003 compared to the same 2002 period generally due to better performance and, to a lesser extent, due to additional revenues associated with a first-quarter 2003 acquisition in Belgium. Operating profit in the second half of 2003 also improved compared to the same period in 2002 reflecting improvements in a number of countries, and the benefits of management and operational changes, particularly in France.

Although the economies in Europe continue to be sluggish, year-over-year comparisons of European operating results in the first half of 2004 are expected to continue to benefit from management changes and workforce reductions made to better align resources with business needs.

South America. In South America, operating profit in 2003 was higher than the prior year reflecting better performance in Venezuela, partially offset by lower operating performance in Brazil. Favorable market conditions and lower labor costs as a percentage of revenue benefited Venezuela's performance in 2003. Venezuela is Brink's largest operation in South America. Brazil, Brink's second largest operation in South America, did not perform as well in 2003 compared to 2002 as a result of the continuing difficult economic and operating conditions there. Brazil's operating results improved in the fourth quarter of 2003 over the same period a year earlier primarily due to improved profitability of ATM and Cash Logistics services, partially offset by lower armored transportation profitability. Overall, economic conditions in South America seem to be improving, although operating conditions remain volatile, particularly in Venezuela.

Asia-Pacific. Asia-Pacific operating profit in 2003 was higher than last year primarily due to improved results in Australia. In addition, Global Services business improved in Hong Kong and Korea.

2002

Overview
Brink's revenues increased in both North America and International operations in 2002 compared to 2001, and although operating profit increased 23% in North America, operating profit was lower in the International operations, primarily due to the effects of difficult economic and operating conditions in South America.

North America
Revenue increases in North American operations in 2002 were primarily related to increased currency processing and armored transportation activities (which includes ATM services). Operating profit increased in 2002 primarily due to improved performance in U.S. Global Services and, to a lesser extent, armored transportation operations and currency processing.

International
Revenues from International operations in 2002 increased 3% over 2001 (5% on a constant currency basis). International revenues in 2002 as compared to 2001 would have been $14 million higher on a constant currency basis; however, weaker South American currencies more than offset strengthening European currencies. The decrease in International operating profit was primarily due to lower results in South America, which more than offset improved results in Asia-Pacific and Europe.

Europe. Revenues in Europe reflected increased volumes in armored transportation, ATM servicing, currency processing and Global Services operations. Europe's operating profits in the fourth quarter of 2001 and the first quarter of 2002 were higher as a result of nonrecurring euro-related processing and transportation work.

The first nine months of 2001 reflected upfront costs associated with preparations for the euro work. Results throughout 2002 reflected higher than normal labor expenses as staffing levels remained high following the euro work performed in the first half of the year. Brink's incurred severance expense associated with a reduction in staffing levels in Germany in the second half of 2002. European operating performance in 2002 reflected higher volume and operational improvements in certain countries despite the general softness in European economies.

South America. South American revenues and operating profits in 2002 were negatively impacted by the continuing effects of difficult economic and operating conditions.

Asia-Pacific. Asia-Pacific operating profits in 2002 were well above the prior year, reflecting higher pricing in Australia. International operating profits for 2001 included approximately $2 million of pretax gains on the sale of two non-strategic international affiliates.


Brink's Home Security



                                                Years Ended December 31,                      % change
------------------------------------------------------------------------------------------------------------
(In millions)                                2003        2002           2001              2003         2002
------------------------------------------------------------------------------------------------------------
Revenues                              $      310.4       282.4          257.6               10          10
============================================================================================================

Operating Profit

Recurring services (a)                       125.9       109.5          100.9               15           9
Investment in new subscribers (b)            (54.7)      (48.6)         (46.0)             (13)         (6)
------------------------------------------------------------------------------------------------------------
                                      $       71.2        60.9           54.9               17          11
============================================================================================================

Monthly recurring revenues (c)        $       23.3        21.1           19.2               10          10
============================================================================================================

Cash Flow Information

Depreciation and amortization (d)     $       47.9        43.9           36.8                9          19
Impairment charges from subscriber
   disconnects                                34.3        32.3           33.8                6          (4)
Amortization of deferred revenue (e)         (25.0)      (23.9)         (23.9)               5           -
Deferred subscriber acquisition costs
   (current year payments)                   (18.4)      (17.7)         (14.9)               4          19
Deferred revenue from new subscribers
   (current year receipts)                    28.2        27.1           27.0                4           -
Capital expenditures                         (98.0)      (86.9)         (81.3)              13           7
============================================================================================================

(a) Reflects operating profit generated from the existing subscriber base including the amortization of deferred revenues.
(b) Primarily marketing and selling expenses, net of the deferral of direct selling expenses (primarily a portion of sales commissions), incurred in the acquisition of new subscribers.
(c) This measure is reconciled below under the caption "Reconciliation of Non-GAAP Measures."
(d) Includes amortization of deferred subscriber acquisition costs.
(e) Includes amortization of deferred revenue related to active subscriber accounts as well as acceleration of amortization of deferred revenue related to subscriber disconnects.

Overview
Operating profit comprises recurring services minus the cost of the reinvestment in new subscribers. Recurring services reflects the monthly monitoring and service earnings generated from the existing subscriber base, including the amortization of deferred revenues. Impairment charges from subscriber disconnects and depreciation and amortization expenses, including the amortization of previously deferred direct costs from installations, are also charged to recurring services. Recurring services is affected by the size of the subscriber base, the amount of operational costs including depreciation, the level of subscriber disconnect activity and changes in the average monitoring fee per subscriber.

Investment in new subscribers is the net expense (primarily marketing and selling expenses) incurred in adding to the subscriber base every year. The amount of the investment in new subscribers charged to income may be influenced by several factors, including the growth rate of new subscriber installations and the level of costs incurred in attracting new subscribers. As a result, increases in the rate of investment (the addition of new subscribers) may have a negative effect on current segment operating profit but a positive impact on long-term operating profit, cash flow and economic value.

Capital expenditures are primarily the equipment, labor and related overhead costs associated with system installations for new subscribers.

Subscriber Activity


                                             Years Ended December 31,                      % change
-------------------------------------------------------------------------------------------------------------
(Subscriber data in thousands)          2003         2002            2001            2003             2002
-------------------------------------------------------------------------------------------------------------
Number of subscribers:
   Beginning of period                 766.7        713.5           675.3
   Installations                       121.9        105.8            90.9             15                16
   Disconnects                         (55.1)       (52.6)          (52.7)            (5)                -
-------------------------------------------------------------------------------------------------------------
   End of period                       833.5        766.7           713.5              9                 7
=============================================================================================================
Average number of subscribers          797.5        739.0           693.5              8                 7
Annualized disconnect rate (a)           6.9%         7.1%            7.6%
=============================================================================================================

(a) The disconnect rate is a ratio, the numerator of which is the gross number of customer cancellations during the period and the denominator of which is the average number of customer subscribers for the period. The gross number of customer cancellations is reduced for customers who cancel service at one location but continue service at a new location, customer accounts acquired from dealers that cancel during a specified contractual term that allows the account to be charged back to the dealers, and inactive sites that return to active service during the period.


Installations increased 15% for 2003 and 16% for 2002 as compared to the prior-year periods primarily as a result of growth in traditional as well as newer customer acquisition channels. BHS believes its 2003 and 2002 annualized disconnect rates improved over the respective prior-year periods largely due to the cumulative effect of having improved its subscriber selection and retention processes in recent years and its high quality customer service.

2003
The increase in BHS's revenues for 2003 versus 2002 was primarily due to an 8% larger average subscriber base, as well as a higher average monitoring rate, higher revenue from home builders and higher service revenues. The slight increase in average monitoring rates is primarily due to new customers initiating service at generally higher monitoring rates than the average rate being paid by existing customers. The above factors also contributed to a 10% increase in monthly recurring revenues as measured at year end.

Operating profit increased 17% in 2003 from 2002 as higher profit from recurring services was partially offset by an increased investment in new subscribers. Higher profit from recurring services was primarily due to increased monitoring revenues from the larger average subscriber base as well as improved service margins, partially offset by higher depreciation and other costs associated with the larger subscriber base. Investment in new subscribers increased 13% on 15% higher installations during 2003 reflecting more effective marketing and installation efforts partially offset by an investment in additional sales infrastructure to support expansion of installation services offered to home builders.

2002
Revenues increased 10% in 2002 primarily due to a 7% larger average subscriber base, as well as higher average monitoring rates, higher revenues from home builders and higher service revenues. These factors also contributed to a 10% increase in monthly recurring revenues as measured at year end.

Operating profit for 2002 increased 11% as higher profit from recurring services was partially offset by an increased investment in new subscribers. Higher profit from recurring services was primarily due to increased monitoring and service revenues resulting from a larger average subscriber base and 4% lower impairment charges reflecting a lower disconnect rate, partially offset by increased depreciation from the larger number of security systems and higher monitoring costs. Investment in new subscribers increased only 6% on 16% higher installations during 2002, reflecting more effective marketing and installation efforts and the use of new distribution channels.

Other
On October 1, 2003, a national "Do Not Call" list was implemented in the United States. Although most of its new subscribers are attracted through other means, a portion of BHS' new installations are initiated by calls to potential customers. Since there are other ways to initiate a sale, the overall impact that the "Do Not Call" list will have on BHS' ability to attract new subscribers, or the costs to attract new subscribers, cannot be determined at present.

Police departments in two major western U.S. cities are not required to respond to calls from alarm companies unless an emergency has been visually verified. If more police departments in the future refuse to respond to calls from alarm companies without visual verification, this could have an adverse effect on future results of operations for BHS.

Reconciliation of Non-GAAP Measures - Monthly Recurring Revenues

The purpose of this table is to reconcile monthly recurring revenues, a non-GAAP measure, to its closest GAAP counterpart, BHS' total revenues.



                                                            Years Ended December 31,
(In millions)                                       2003              2002              2001
----------------------------------------------------------------------------------------------
Monthly recurring revenues  ("MRR") (a)      $      23.3              21.1              19.2
Amounts excluded from MRR:
   Amortization of deferred revenue                  2.0               2.0               1.8
   Other revenues (b)                                2.4               1.2               1.6
----------------------------------------------------------------------------------------------
Revenues on a GAAP basis:
   December                                         27.7              24.3              22.6
   January - November                              282.7             258.1             235.0
----------------------------------------------------------------------------------------------
   January - December                        $     310.4             282.4             257.6
==============================================================================================

(a) MRR is calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for contracted monitoring and maintenance services.
(b) Revenues that are not pursuant to monthly contractual billings.

The Company believes the presentation of MRR is useful to investors because the measure is widely used in the industry to assess the amount of recurring revenues from subscriber fees that a home security business produces.


BAX Global


                                           Years Ended December 31,                        % change
------------------------------------------------------------------------------------------------------------
(In millions)                         2003            2002           2001            2003             2002
------------------------------------------------------------------------------------------------------------
Revenues

Americas (a)                   $     976.0           989.9         1,008.1           (1)               (2)
International (b)                  1,098.3           951.7           845.0           15                13
Eliminations                         (75.1)          (70.1)          (63.0)          (7)              (11)
------------------------------------------------------------------------------------------------------------
                               $   1,999.2         1,871.5         1,790.1            7                 5
============================================================================================================

Operating Profit (Loss)

Americas (a)                   $     (30.9)          (15.1)          (46.0)        (105)               67
International (b)                     41.2            43.8            35.6           (6)               23
Corporate and other                   (7.3)          (11.1)          (17.2)          34                35
------------------------------------------------------------------------------------------------------------
                               $       3.0            17.6           (27.6)         (83)               NM
============================================================================================================

Cash Flow Information

Depreciation and amortization,
   excluding goodwill
   amortization                $      47.0            44.4            49.4            6               (10)
Goodwill amortization                 N/A              N/A             7.4          N/A                NM
Capital expenditures                  23.6            27.1            33.1          (13)              (18)
============================================================================================================

Operating Statistics

Intra-America revenue          $     464.6           468.6           457.3           (1)               (2)
Worldwide expedited freight
  services:
   Revenues                    $   1,501.0         1,452.4         1,427.2            3                 2
   Weight in pounds                1,575.8         1,530.3         1,424.4            3                 7
============================================================================================================

(a) U.S., Mexico, Latin America and Canada.
(b) Europe-Middle East-Africa ("EMEA") and Asia-Pacific.


Profits are shared among the origin and destination subsidiaries on most export volumes. Performance in BAX Global's U.S. business, the region with the largest domestic and export volume, significantly affects the results of worldwide expedited freight services. Eliminations revenues primarily reflect intercompany revenue eliminations on shared services.

BAX Global operates throughout most of the world. Revenues in each region include both expedited and nonexpedited freight services.

BAX Global's Products
---------------------

Expedited Freight Services                                     Region offered
--------------------------                                     --------------
o  Overnight delivery                                          Worldwide

o  Second-day delivery                                         Worldwide

o  Wholesale freight forwarding                                Americas

o  Air import and export delivery                              Worldwide

Nonexpedited Freight Services
-----------------------------
o  BAXSaver Suite of deferred delivery products
   (various deferred delivery terms)                           Americas

o  Customs brokerage services                                  Worldwide

o  Supply chain management services                            Worldwide

o  Aircraft charter services                                   Worldwide

o  Ocean delivery                                              Worldwide


2003

Overview
BAX Global's operating profit in 2003 was $14.6 million below last year despite a 7% increase in revenues (3% increase in revenues on a constant currency basis). Revenue was lower in the Americas, higher in Asia-Pacific, and higher in Europe, where it would have been lower except for the effect of currency changes. Operating profit was lower as a result of lower volumes in the Intra-America network. Volumes and revenue were lower in the Intra-America network because of the effects of a weak U.S. economy and a shift from expedited to deferred products. Partially offsetting this were the effects on revenue and earnings of increased air export volumes and supply chain management activity in Asia-Pacific.

Americas
BAX Global's 2003 operating loss in the Americas region was $15.8 million higher than 2002 on a 1% decrease in revenues. A decrease in operating profit due to lower Intra-America volumes of higher-yielding overnight and second-day products, more than offset an increase in operating profit due to higher volumes for deferred products and volumes related to BAX Global's new wholesale freight forwarding product. Although volumes, in total, were lower in 2003 compared to 2002, volumes in the fourth quarter of 2003 were above the prior-year quarter and the year-over-year improvement has continued in early 2004. Management believes that much of the shift from expedited to deferred products is likely to continue; however, in an improving economy the absolute weight of expedited freight is likely to increase.

U.S. air export revenues reflect the benefit of being able to pass through to customers a portion of the surcharges charged by airlines for high fuel costs, security and other reasons. U.S. air export volumes were slightly higher in 2003 over 2002, while revenue per pound, excluding surcharges, declined in 2003 as compared to 2002. Growth in the U.S. supply chain management business increased revenues by $14.4 million in 2003 as compared to 2002 due to the addition of new customers as well as increased activity with existing customers. BAX Global's revenues and operating results in 2003 were adversely affected by lower third-party aircraft charter activity compared to the prior year period.

The 2003 operating loss in the Americas includes higher expense from the Company's primary U.S. pension plan as well as higher health care costs in the 2003 periods. Heavy maintenance expense was $9.3 million lower in 2003 compared to 2002 primarily due to a reduction in flight hours as a result of a decrease in third-party aircraft charter activity. Adjustments made in the first half of 2003 in conjunction with the renegotiation of certain return provisions of its aircraft lease agreements and the completion of a study of the lease agreements also reduced heavy maintenance expense.

International
International operating profits decreased 6% in 2003 compared to 2002 on a 15% increase in revenues (7% increase in revenues on a constant currency basis). A decrease in operating profits in the EMEA region was partially offset by improved profits in Asia-Pacific. Reduced demand and competitive market pressures in the EMEA region continue with the effects of the strengthening currencies and the weak European economy resulting in lower export volumes and flat import volumes compared with 2002. The effects of the weak European economy are expected to continue. Revenues and operating profit for 2003 benefited from an increase in air export volumes within the Asia-Pacific region and from Asia-Pacific to the U.S. In addition, Asia-Pacific's results benefited from growth in supply chain management operations, including the effects of an expansion of operations in China during 2003, as well as increased activity from existing customers.

BAX Global Corporate and Other
BAX Global's corporate and other expense decreased $3.8 million in 2003 versus the prior-year period due to foreign currency exchange transaction gains and lower administrative costs.

2002

Overview
The 5% increase in BAX Global's worldwide operating revenues in 2002 as compared to 2001 was attributable to the addition of new business and economic recovery in Asia-Pacific. Worldwide operating profit in 2002 improved $45.2 million, primarily reflecting the benefit of ongoing efforts in the Americas to better align transportation costs and operating expenses with market demands and economic conditions, and the volume improvement in Asia-Pacific.

Americas
Americas revenues decreased 2% in 2002 as compared to 2001 due to a lower volume of domestic and outbound international expedited airfreight services associated with the continuing weak economies in the U.S. and Europe. Americas 2002 revenues from charter activity were $15 million higher than 2001 primarily as a result of more flights for the U.S. government.

Despite the reduction in revenues, the operating loss in the Americas was 67% lower in 2002 as compared to 2001. The improvement was primarily due to reductions in Americas transportation costs. Costs per pound shipped in 2002 decreased as compared to 2001 as a result of fleet reductions undertaken during 2001 and an increased use of ground transportation.

International
In 2002, International revenues increased 13% and operating profit increased 23% as compared to 2001. The increases were primarily due to improved economic conditions and new business in several Asia-Pacific countries, which resulted in increased air export volumes to the U.S., primarily associated with the high technology industry. In addition, a port dispute on the West Coast of the U.S. resulted in a higher volume of air export freight from Asia-Pacific during the fourth quarter of 2002. Margins on these shipments were lower due to higher airline transportation costs, not all of which were able to be passed on to customers. In the EMEA region, low export and import air-freight volumes and lower prices caused by the continuing weak European economy resulted in a decrease in revenues and operating profit for 2002 as compared to 2001.

BAX Global Corporate and Other
The decrease in BAX Global's corporate and other expense in 2002 as compared to 2001 was primarily due to $7.4 million of amortization of goodwill in 2001.


Corporate Expense - The Brink's Company

                             Years Ended December 31,            % change
------------------------------------------------------------------------------
(In millions)               2003     2002       2001           2003      2002
------------------------------------------------------------------------------

Corporate expense     $     27.8     23.1       21.5            20         7
==============================================================================


The increase in corporate expense in 2003 primarily reflected increases in benefit-related expenses as well as additional costs related to the implementation of Section 404 of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley costs are expected to be higher in 2004 compared to 2003, but should decrease in 2005 from 2004 as the initial compliance effort is completed in 2004.


Retained Liabilities and Assets of Former Natural Resource Operations

Overview
In 2002, the Company exited the coal business by selling or shutting down its remaining coal operations. In 2003, the Company sold most of its other natural resource businesses, including

o  its natural gas business,

o  a portion of its timber business,

o  an equity interest in a gold business, and

o  substantially all of its remaining coal properties.

The Company sold the remainder of its timber and gold businesses in the first quarter of 2004.

The Company has significant liabilities related to its former coal business. Expenses and payments related to these liabilities are expected to decline over time.

Legacy Liabilities and Assets
The Company refers to various assets and liabilities related to the former coal operations as its "legacy" assets and liabilities. Some of the Company's legacy assets and liabilities are not fully recorded on the balance sheet because certain losses have been deferred in accordance with GAAP. In addition under GAAP, some of these liabilities are discounted to reflect a present value, while others have not been discounted. To facilitate an understanding of the total estimated present value of these liabilities as of December 31, 2003, the following table presents a Company-defined amount, "Legacy Value", for the Company's legacy assets and liabilities. The Legacy Value excludes GAAP deferred loss adjustments and discounts to a present value those liabilities with extended payment dates that are not recorded at present value under GAAP. PLEASE NOTE THAT THIS IS NOT A GAAP PRESENTATION AND THIS TABLE SHOULD ONLY BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS. The Legacy Values are considered non-GAAP measures, and the table below reconciles each Legacy Value to its GAAP counterpart. The estimated Legacy Value and GAAP amounts are as of December 31, 2003. These estimated amounts will be adjusted annually to reflect actual experience, annual actuarial revaluations and periodic revaluations of reclamation liabilities. The amounts are based on a variety of estimates, including actuarial assumptions, as described below in the Application of Critical Accounting Policies and in the notes to the consolidated financial statements. Actual amounts could differ materially from the estimated amounts.



                                                                   December 31, 2003
------------------------------------------------------------------------------------------------------------
                                                                               Liabilities Not
                                              Legacy      Add Back Present     Yet Recognized         GAAP
(In millions)                                Value (a)      Value Effect         Under GAAP          Amount
------------------------------------------------------------------------------------------------------------
Legacy liabilities:
   Company-sponsored retiree medical,
    net (c):
     Before Medicare subsidy              $   571.9              -                (285.5)            286.4
     Medicare subsidy                         (45.7)             -                  45.7               -
------------------------------------------------------------------------------------------------------------
                                              526.2              -                (239.8)            286.4
   Health Benefit Act (d)                     106.1             91.4                 -               197.5
   Black lung (e)                              63.0              -                 (19.3)             43.7
   Workers' compensation                       30.3              -                   -                30.3
   Advance minimum royalties                   13.4              -                   -                13.4
   Reclamation                                  7.9              -                   -                 7.9
------------------------------------------------------------------------------------------------------------
Legacy liabilities (b)                    $   746.9             91.4              (259.1)            579.2
============================================================================================================
Legacy assets:
   VEBA (f)                               $   105.2              -                   -               105.2
   Other assets (g)                            18.2              -                   -                18.2
   Deferred tax assets (h)                    286.7             32.0               (90.7)            228.0
------------------------------------------------------------------------------------------------------------

(a) The Legacy Value table includes the Company's significant long-term coal-related assets and liabilities. Other shorter-term coal-related assets and liabilities have been excluded from the total amount of the Legacy Value table.
(b) Legacy liabilities above exclude the Company's estimated withdrawal obligations of $52 million from coal-related multi-employer pension plans. It is likely that a withdrawal will be deemed to have occurred within the next two to three years. The timing and actual amount to be paid, if any, will be based on the funded status of the plans as of the beginning of the plan year in which a withdrawal has been deemed to have occurred.
(c) Company-sponsored retiree medical liabilities are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Generally, SFAS No. 106 requires a liability be recorded for the present value of future obligations. Under the provisions of SFAS No. 106, actuarial gains and losses are deferred. Actuarial gains and losses occur when actual events differ from assumptions (e.g. when the actual health care inflation rate differs from the assumed inflation rate) or changes are made to assumptions used to estimate the liability, including assumptions as to the discount rate used to compute the present value (6.25% at December 31, 2003), expected health care inflation rates, expected life expectancy rates, asset returns and the effect of the Medicare subsidy. Actuarial gains and losses are not immediately recognized in earnings because SFAS No. 106 requires employers to defer these gains and losses and then amortize these gains and losses into earnings in future periods if the total unrecognized net gains and losses exceed 10% of the accumulated postretirement benefit obligation. As a result, the Company's balance sheet does not reflect these liabilities at the full present value of the ultimate projected obligations at the end of the year. The Legacy Value in the table reflects the Company's liability had the Company's total projected obligations been fully accrued at the end of the year. The Company discloses the projected amount of its obligation before the required deferral of unrecognized gains and losses as "accumulated plan benefit obligation" in note 4 to the consolidated financial statements.
(d) Health Benefit Act liabilities are accounted for in accordance with EITF No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992" and accordingly, the Company has accrued the undiscounted estimate of its projected obligation. As discussed in note 4 to the consolidated financial statements, the Company uses various assumptions to estimate its liability to The United Mine Workers of America Combined Fund (the "Combined Fund") for future annual premiums, including the number of assigned and unassigned beneficiaries in future periods, medical inflation, and the amount of funding of the Combined Fund to be provided from the Abandoned Mine Reclamation Fund in future periods. The estimated annual payments are expected to be paid out over the next seventy or more years. To determine its Legacy Value, the Company's actuaries discounted the estimated future cash flows to a present value amount using a discount rate of 6.25%. The Company's estimates of annual payments may change materially due to changes in future assumptions. Statutory changes to the 1992 law under which benefits are paid also could materially affect the Company's estimate of its liability in the future. The estimation of the Legacy Value should not be considered a precise estimate because of the many variables that have been used to determine the estimate, including the discount rate and the amount of expected annual cash flows. There are many factors that may change and cause the amount recorded in the balance sheet to not be representative of the amount the Company may actually pay.

(e) Actuarial gains and losses resulting from changes in estimates of the Company's black lung obligations are deferred and amortized into earnings in future periods. As a result, the Company's balance sheet does not report these liabilities as if the Company's projected obligation had been fully accrued at the end of the year. The Legacy Value in the table reflects the Company's projected obligations had it been fully accrued at the end of the year. Of the Company's $63.0 million of present value of self-insured black lung benefit obligations at December 31, 2003, approximately $43.7 million had been recognized on the balance sheet, with the difference relating to deferred unrecognized actuarial losses (see note 4 to the consolidated financial statements).
(f) The VEBA has been designated in the first quarter of 2004 to pay future benefits of the Company-sponsored medical plans.
(g) Other assets are primarily related to a tax receivable from Virginia related to the former production of coal; the projected balance represents the discounted value of receipts over the next six years. These credits will have minimal effect on earnings over the time of collection. The Company expects to receive approximately $5 million per year for 2004 through 2006; $3 million in 2007 and $1 million each in 2008 and 2009.
(h) The Company has not yet taken deductions in its tax returns for most of the accrued legacy liabilities, and has recorded a deferred tax asset for this future benefit since tax laws generally do not permit a deduction until payment is made to cover the benefits or into the VEBA. The $90.7 million reconciling item represents the expected tax benefit in the Company-sponsored retiree medical and black lung obligations which have been deferred in accordance with the provisions of SFAS No. 106. The $32.0 million reconciling item represents the associated decrease to the deferred tax asset if the Health Benefit Act liability were recorded on a discounted basis.


Under the Health Benefit Act, the Company and various subsidiaries are jointly and severally liable for approximately $432 million, at Legacy Value, of postretirement medical (before any benefit from the Medicare subsidy) and Health Benefit Act obligations in the above table.

Projected Payments and Expenses of Retained Coal Liabilities and Administrative Costs The following tables include the actual cash payments and expense (continuing operations only) related to the Company's former coal liabilities for 2003 and those projected for the next five years.

The projected payments and expenses are estimated based on assumptions that are usually adjusted annually; the actual amount of payments and expense in future periods may be materially different than amounts presented. The amounts paid or expensed in the future will be dependent on many factors, including inflation in health care and other costs, the ultimate impact of the recently enacted Medicare reform bill, discount rates, the market value of pension plan assets, the level of contributions to and the performance of the VEBA, the number of participants in various benefit programs, and the amount of administrative costs needed to manage the retained liabilities.

Cash Payments



(In millions)                                 Actual Payments                Projected Payments
------------------------------------------------------------------------------------------------------------
Years Ending December 31,                          2003          2004      2005     2006      2007     2008
------------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions:
   Company-sponsored medical plans (a)
      Before Medicare subsidy                    $  30         $   33       36       38        40       41
      Estimated effect of Medicare subsidy           -              -        -        -        (3)      (3)
------------------------------------------------------------------------------------------------------------
        Subtotal                                    30             33       36       38        37       38
   Health Benefit Act                                8             10       12       12        11       11
   Black lung                                        8              6        6        6         5        5
Withdrawal liability (b)                             -              -        -        -         -        -
Workers' compensation                                8              5        4        3         2        2
Advance minimum royalties                            1              1        3        2         2        1
Reclamation and inactive mine costs                  5              5        2        1         -        -
Administration and other                            18              4        3        2         2        2
------------------------------------------------------------------------------------------------------------
   Total (b)                                     $  78         $   64       66       64        59       59
============================================================================================================

(a) The Company has $105 million of assets in its VEBA that are to be used to fund future payments of the Company's retiree medical plans. The Company may elect at any time to use either these assets or its funds from operations to pay for its retiree medical plans. Estimated payments in the table have not been reduced to reflect the use of assets held by the VEBA since there are no plans to do so within the five years projected.
(b) This table excludes the Company's estimated withdrawal obligations of $52 million from coal-related multi-employer pension plans. The timing and the actual amount to be paid, if any, will be based on the funded status of the plans as of the beginning of the plan year that a withdrawal is deemed to have occurred. It is likely that a withdrawal will be deemed to have occurred within the next two to three years.


Expenses in Continuing Operations


(In millions)                                    Actual Expense                 Projected Expenses
---------------------------------------------------------------------------------------------------------------
Years Ending December 31,                             2003           2004      2005    2006     2007     2008
---------------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions:
   Company-sponsored medical plans:
     Expenses                                  $        50        $    52       52        52     51       51
     Estimated effect of Medicare subsidy                -             (6)      (6)       (6)    (6)      (6)
     Estimated investment income in VEBA (a)             -             (9)     (10)      (11)   (12)     (13)
---------------------------------------------------------------------------------------------------------------
       Subtotal                                         50             37       36        35     33       32
   Black lung                                            6              6        6         5      5        5
Pension                                                 (1)             2        4         4      3        3
Administrative, legal and other coal expenses, net      18              4        3         2      2        2
Other income, net                                       (3)             -        -         -      -        -
---------------------------------------------------------------------------------------------------------------
     Total                                     $        70        $    49       49        46     43       42
===============================================================================================================

(a) Beginning in 2004, the Company will account for the VEBA as a plan asset of Company-sponsored medical plans in accordance with SFAS No. 106.

Following are comments covering the more significant and unusual legacy obligations and assets in the above tables. For additional information on these obligations and assets, please see notes 4 and 5 to the consolidated financial statements. Each of these obligations and assets are affected by estimates and judgments. More information on this is available at "Application of Critical Accounting Policies" later in this Management's Discussion and Analysis.

Company-Sponsored Retiree Medical Benefits
The Company provides postretirement health care and life insurance benefits to eligible former coal miners and their dependents. With the assistance of actuaries, the Company annually reevaluates the estimated future cash flows, expenses and current values of the obligations.

The Legacy Value, which equals the accumulated postretirement benefit obligation, at December 31, 2003 increased to $526 million from the $518 million estimated at December 31, 2002. Most of this increase was due to the reduction in the discount rate of 50 basis points to 6.25%. This was largely offset by the estimated impact of the recently enacted Medicare reform legislation. Based on the expected use of the 28% subsidy on pharmaceuticals provided by this legislation, the Company estimated that the net present value of its obligations has been reduced by $46 million.

Projected payments are expected to increase each year for the next five years as a result of medical inflation and as eligible participants attain retirement age. This will be partially offset by reductions in the number of participants through mortality.

Net expense levels are expected to decline in 2004 from 2003 primarily due to the impact of the funding of the VEBA and accounting for the VEBA as a plan asset under SFAS No. 106 beginning in 2004, and the positive effect on pretax earnings, estimated at approximately $6 million per year, of the benefit from the Medicare legislation.

Health Benefit Act Obligations
In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund, The United Mine Workers of America Combined Benefit Fund (the "Combined Fund"), to which "signatory operators" and "related persons", including The Brink's Company and certain of its subsidiaries (collectively, the "Brink's Companies"), are jointly and severally liable to pay annual premiums for those beneficiaries directly assigned to a signatory operator and its related persons, on the basis set forth in the Health Benefit Act.

In addition, the Health Benefit Act provides that assigned companies, including the Brink's Companies, are required to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries if not funded from other designated sources. To date, almost all of the funding for unassigned beneficiaries has been provided from transfers from the Abandoned Mine Reclamation Fund (the "AML Fund") or other government sources.

The Company's liability for Health Benefit Act obligations is equal to the undiscounted estimated amount of future annual premiums the Company expects to pay to the Combined Fund over approximately 70 years. The Company's estimated annual premium is generally equal to the total number of beneficiaries (including assigned beneficiaries and an allocated percentage of the total unassigned beneficiaries) at October 1, the beginning of the plan year, multiplied by the premium per beneficiary for that year. The Company expects to pay annual premiums over the next 70 or more years, but it expects these annual premiums to gradually decline over time as the number of beneficiaries decreases.

The estimated liability at December 31, 2003 assumes that almost all of the costs for unassigned beneficiaries for the plan year ending September 30, 2004 will continue to be paid with transfers of cash from the AML Fund and other government sources. Transfers to the Combined Fund from the AML Fund beyond this date are not sufficiently assured and the Company's current estimate of its obligations assumes that no future transfers will be made by the AML Fund. The Company's estimate of its probable liability for premiums for unassigned beneficiaries could materially decrease in future periods depending on the availability of future funding by the AML Fund or other sources. Moreover, the Company's estimate of its liability for unassigned beneficiaries could change materially in the future if other responsible coal operators become insolvent. This liability could also change materially if the percentage of unassigned beneficiaries that are allocated to the Company changes due to relative mortality rates of the Company's assigned beneficiaries compared to the total assigned beneficiaries.

The Company's actuaries have prepared an estimate of the net present value of the total expected future payments. The Company believes that this information is valuable to investors and creditors to understand the significance of a series of payments to be made over an extended period of time (over 70 or more years).

The Legacy Value of the Company's Health Benefit Act obligations increased from approximately $90 million at December 31, 2002 to approximately $106 million at December 31, 2003. The primary reasons for the increase are the reduction in the discount rate used by 50 basis points and an increase in the assumed share of future payments to be made for unassigned beneficiaries. The Company's assumed share of future payments for unassigned beneficiaries increased due to the release in bankruptcy during 2003 of two significant assigned operators from their liabilities and an increase in the Company's expectations for its historical share of the unassigned pool based on court rulings and regulatory decisions in 2003.

At December 31, 2003 the Company's obligations associated with unassigned beneficiaries are valued at $66 million on an undiscounted (GAAP) basis and $35 million on a net present value basis. These values are included within the GAAP amount total of $198 million and the Legacy Value total of $106 million, respectively.

Projected payments related to the Health Benefit Act are projected to rise in 2004 and 2005 to reflect the current assumption that the previous sources of funding for the unassigned pool will not continue. If future funding of all of the unassigned benefits becomes available through the AML Fund or other sources, projections for 2005 and later years may be reduced by up to $4 million per year.

No expense is reflected in continuing operations for Health Benefit Act obligations. Any changes to expected future obligations determined during annual reevaluations are recorded as expenses or benefits within discontinued operations.

Black Lung Obligations
The Company makes payments to former miners who have been determined to have pneumoconiosis (black lung). Such payments primarily cover disability payments and condition-related medical expenses. These payments stretch out over many years and have been discounted to a net present value. The difference between the amounts on the balance sheet and the full net present value of expected payments is being amortized into expense over the average remaining life expectancy of all participants (approximately 10 years).

The Legacy Value, which equals the accumulated projected benefit obligation, of the black lung obligations increased to $63 million in 2003 from $60 million in 2002 largely due to the effect of reducing the discount rate by 50 basis points to 6.25% as of December 31, 2003.

Future cash payments are expected to gradually decline over time as the number of participants declines through mortality. Future expense levels are also expected to decline as the remaining value of obligations declines over time.

Withdrawal Liabilities
The Company participates in the United Mine Workers of America ("UMWA") 1950 and 1974 pension plans, but expects to ultimately withdraw from these plans. Upon withdrawal from these coal-related plans, the Company must pay the plans a portion of the underfunded status of the plans, as determined by the plan agreements and by law. In 2001, the Company recorded estimated withdrawal liabilities for the multi-employer pension plans of $8.2 million associated with its planned exit from the coal business. In 2002, the Company increased the estimated liabilities by $26.8 million to $35.0 million and in 2003, the Company increased the estimated liabilities by $17.0 million to $52.0 million.

The estimated liabilities increased in each of the last two years because the unfunded liability of the multi-employer plans increased as of the end of the last two plan years. The actual withdrawal liability, if any, is subject to several factors, including the funded status of the plans as of annual measurement dates (June 30 each year) and the date that the Company is determined to have completely withdrawn from the plans. Accordingly, the ultimate obligation could change materially.

The Company expects that within the next three years, it is likely that its obligations will become fixed. The Company's ultimate liability will be based on the plans' funded status at the time of deemed withdrawal and the ultimate liability could be higher or lower than the value recorded at December 31, 2003. The Company may have the option to pay the withdrawal liability in a lump sum or over two years with interest charges.

VEBA
The Company has established a VEBA under Internal Revenue Code Section 501(c)(9). In general, a contribution made to the VEBA becomes deductible for federal income tax purposes in the year in which it is made. Investment earnings within the VEBA are not subject to federal income tax. Distributions from the VEBA to pay designated benefits or to reimburse the Company for designated benefit payments are nontaxable. The Company can determine the timing and size of any payment from the VEBA to cover expenses of eligible participants.

In the first quarter of 2004, the Company restricted the ability of the VEBA so that it will be used to pay only benefits related to the Company's postretirement medical plan. Accordingly, under SFAS No. 106, earnings in the VEBA will be deemed to be offset against the related expense beginning in 2004.

The Company intends to increase the size of the assets within the VEBA over time until the level of assets become a significant percentage of the value of the postretirement medical plan liability. The increase is expected to come from investment returns and contributions.

The Company has already allocated the VEBA's assets among active investment managers of equities and fixed income securities. Approximately 70% of the trust assets are invested in equities, with 30% invested in fixed income securities. Because the VEBA is being invested in a similar fashion to the Company's primary U.S. pension plan, the Company has adopted the same expected long-term rate of return of 8.75% per annum for 2004.

The Company expects to continue to make contributions to the VEBA after taking into consideration the Company's cash, debt, and tax position and growth needs. Contributions to the VEBA along with investment earnings amounted to about $18 million through December 31, 2002. The Company contributed $82 million to the VEBA in 2003 and the VEBA generated $5 million in investment returns, mostly in the fourth quarter of 2003, leaving a balance of $105 million at December 31, 2003. The Company has not finalized its plans for contributions, if any, in 2004 and beyond.

Discontinued Operations


                                                                     Years Ended December 31,
(In millions)                                               2003              2002               2001
--------------------------------------------------------------------------------------------------------
Gain (loss) on sale of

   Coal                                              $       -                 13.2             (15.9)
   Natural Gas                                              56.2                -                 -
   Timber                                                    4.8                -                 -

Results from operations

   Coal                                                      -                (28.1)            (22.2)
   Natural Gas                                              11.2                9.0              11.3
   Timber                                                   (0.2)              (1.0)             (2.7)
   Gold                                                     (4.1)              (7.6)              1.1

Adjustments to contingent liabilities of former operations

   Health Benefit Act liabilities                          (31.3)             (24.0)             (8.0)
   Withdrawal liabilities                                  (17.0)             (26.8)             (8.2)
   Reclamation liabilities                                  (3.2)               -                 -
   Recovery of environmental costs                           5.3                -                 -
   Other                                                    (2.5)               -                 -
--------------------------------------------------------------------------------------------------------
Pretax gain (loss) on disposals                             19.2              (65.3)            (44.6)
Income tax benefit (expense)                                (8.0)              22.0              22.9
--------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations           $      11.2              (43.3)            (21.7)
========================================================================================================


Gain (loss) on Sale
During 2000, an $85.9 million estimated loss on the sale of the coal business was recorded, and during 2001 the estimated loss was increased by $15.9 million. A $13.2 million reversal of the previously estimated loss on sale was recorded during 2002 to reflect the amount of actual proceeds and values of assets and liabilities at the dates of sale. The assets disposed of in 2002 primarily consisted of operations including coal reserves, property, plant and equipment, the Company's economic interest in Dominion Terminal Associates and inventory. Certain liabilities, primarily reclamation costs related to properties disposed of, were assumed by the purchasers.

In August 2003, the Company sold its natural gas business and received $81.2 million in cash and recognized a $56.2 million gain in discontinued operations.

In December 2003, the Company sold a portion of its timber business for $5.4 million in cash and recognized a $4.8 million pretax gain in discontinued operations. The Company received an additional $31.8 million from escrow in January 2004 for most of the remaining portion of its timber business. An additional $1.9 million of cash is being held in escrow until June 2004 pending the completion of certain remaining title work. The Company paid $6.2 million in January 2004 to settle operating leases for equipment purchased by the buyer. The Company expects to recognize approximately $19 million of additional pretax gains in the first quarter of 2004 and up to a $1.9 million pretax gain in the second quarter of 2004 in discontinued operations.

In February 2004, the Company sold its gold operations for approximately $1 million in cash and the assumption of liabilities.

Results from Operations
The operating results of the coal, natural gas, timber and gold operations have been reclassified to discontinued operations for all periods presented.

The results of operations of the former natural gas operations in the eight months prior to the 2003 sale improved over the full year of 2002 as a result of higher natural gas prices. The Company recognized impairment losses related to its gold business of $1.7 million in 2003 and $5.7 million in 2002.

The Company accounted for the disposition of its coal operations under Accounting Principles Bulletin No. 30, ("APB No. 30") "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Under APB No. 30, estimated losses of the coal operation expected to be incurred through the end of the disposal period were accrued at the measurement date of December 31, 2000. Accordingly, operating losses (including significant ongoing expenses related to Company-sponsored pension and postretirement benefit obligations and black lung obligations) were recognized within discontinued operations in different periods than they would have been recorded if coal were a continuing operation. Total recorded charges for Company-sponsored pension and postretirement benefit obligations and black lung obligations were approximately $2 million in 2002 and $53 million in 2001. The year 2001 (which included expenses expected to be incurred in 2002) included only one year of expenses. The amount in 2002 represents the difference between the estimated amount of expenses relating to 2002 that were accrued in 2001 and the amount actually incurred in 2002. Beginning in January of 2003 expenses related to Company-sponsored pension, postretirement and black lung obligations are recorded in continuing operations.

The Company accrued its original estimate of losses during the disposal period in 2000. The Company increased the estimated operating losses in 2001 by $22.2 million. The $22.2 million increase included the effect of extending the anticipated period of disposal through the end of 2002, including the accrual of $53 million of additional postretirement, pension, and black lung benefit expenses. Also included in the $22.2 million increase was a refund of $23.4 million (including interest) of Federal Black Lung Excise Tax ("FBLET") received during 2001 and an accrual of $9.5 million for litigation settlements that were paid during early 2002.

The Company recorded an additional $28.1 million of operating losses during 2002, primarily reflecting worse-than-expected price, volume and costs per ton of coal as a result of adverse coal market conditions during the year.

Adjustments to Contingent Liabilities of Former Operations
Health Benefit Act Liabilities. The Company has obligations under the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), as described in note 4 to the consolidated financial statements. The Company recorded additional charges of $31.3 million in 2003, $24.0 million in 2002 and $8.0 million in 2001 to reflect changes in the estimates of the undiscounted liability. This liability will be adjusted in future periods as assumptions change.

The $31.3 million charge in 2003 primarily related to the assumed increase in the number of unassigned beneficiaries allocated to the Company. The increased allocation was due to two factors. First, the Company increased its allocation percentage because of a change in the way the Company interprets the statute governing the allocation, based on findings of recent court cases. Second, other coal operations became insolvent during the period, which transferred their assigned beneficiaries to the unassigned pool and reduced the denominator (the total assigned pool) in the computation of the allocation percentage, increasing the Company's allocation assumption.

The $24.0 million charge in 2002 primarily resulted from the Company's being able to obtain and use Company-specific information regarding the age of the beneficiaries covered by the Health Benefit Act rather than using averages relating to the entire population of beneficiaries covered, slightly higher per-beneficiary health care premiums, and slightly lower mortality than was estimated at the end of 2001 for the plan year ended September 30, 2002.

The $8.0 million charge in 2001 was primarily the result of a higher number of assigned beneficiaries as of October 1, 2001 than was estimated at the end of 2000. The Combined Fund premium per beneficiary for the plan year beginning October 1, 2001 was essentially equal to that estimated at the end of 2000.

Withdrawal Liabilities. The Company participates in the UMWA 1950 and 1974 pension plans, but expects to ultimately withdraw from these plans. Upon withdrawal from the plans, the Company must pay the plans a portion of any underfunded liability of the plans, as determined by the plan agreements. In 2001, the Company recorded estimated withdrawal liabilities for coal-related multi-employer pension plans of $8.2 million associated with its planned exit from the coal business. In 2002, the Company increased the estimated liabilities by $26.8 million to $35.0 million and in 2003, the Company increased the estimated liabilities by $17.0 million to $52.0 million.

The Company's estimate of the obligation in each year is based on the funded status of the multi-employer plans for the most recent measurement date. The increases in the Company's estimated liability in 2002 and 2003 are due to increases in the UMWA plans' unfunded liabilities. The actual withdrawal liability, if any, is subject to several factors, including funding and benefit levels of the plans as of annual measurement dates (June 30 each year) and the date that the Company is determined to have completely withdrawn from the plans. Accordingly, the ultimate obligation could change materially.

Other. In the fourth quarter of 2003, the Company and a third party reached an agreement that establishes the allocation of past costs related to the recovery of environmental costs, and as a result, recognized a $5.3 million pretax gain. The matter relates to the remediation of the Company's formerly owned petroleum terminal facility in Jersey City, New Jersey.

Sale of Other Natural Resources Assets
In October 2003, the Company sold its 23.3% equity interest in MPI Mines Ltd., an Australian minerals exploration and development company with interests in gold and nickel, for $18.8 million in cash and recognized a $10.4 million pretax gain in continuing operations.

In November 2003, the Company sold substantially all of its remaining coal-related assets for $14 million in cash plus the assumption of reclamation and other liabilities for total proceeds of $28.8 million. A gain is expected to be recognized in 2004 as liabilities related to reclamation are formally transferred to the buyer.

Other Operating Income, Net

Other operating income, net, is a component of each operating segment's previously discussed operating profit.


                                                 Years Ended December 31,                  % change
(In millions)                                  2003       2002        2001           2003             2002
------------------------------------------------------------------------------------------------------------
Gains on sale of operating assets, net    $     6.4         -           -             NM                 -
Foreign currency transaction gains, net         3.2        2.0         4.0            60               (50)
Share in earnings of equity affiliates          0.3        1.2         3.4           (75)              (65)
Royalty income                                  1.7        1.3         1.3            31                 -
Other                                           4.0        0.7         3.9           200+              (82)
------------------------------------------------------------------------------------------------------------
Total                                     $    15.6        5.2        12.6           200               (59)
============================================================================================================


The increase in other operating income in 2003 is primarily attributable to $6.4 million in net gains on the sale of operating assets, including a $5.5 million gain on the sale of operating assets of Brink's and $2.2 million in gains from the sale of residual assets of the former coal operations partially offset by losses on sales of other property and equipment.


Nonoperating Income and Expense

Interest Income

                                Years Ended December 31,              % change
--------------------------------------------------------------------------------
(In millions)                 2003       2002        2001           2003    2002
--------------------------------------------------------------------------------

Interest income          $     6.2        3.1         4.6           100     (33)
================================================================================


Interest income increased in 2003 as compared to 2002 primarily due to the interest earned on the VEBA's assets, which had a higher average balance in 2003 as a result of contributions, as well as interest income on receivables related to the former coal operations. These types of interest income amounts were classified as discontinued operations in 2002 and 2001.

Interest Expense

                                Years Ended December 31,              % change
--------------------------------------------------------------------------------
(In millions)                 2003       2002        2001           2003    2002
--------------------------------------------------------------------------------

Interest expense         $    25.4       23.0        32.3            10     (29)
================================================================================


Interest expense increased in 2003 as compared to 2002 primarily due to the inclusion of interest expense related to Dominion Terminal Associates ("DTA") in the 2003 period. In conjunction with the disposal of its coal operations, the Company transferred its interest in the operations of DTA, a coal terminal in Newport News, Virginia, but retained contingent obligations of related debt. Since the Company no longer has an interest in DTA, its related $43.2 million guarantee of the underlying debt was reclassified to long-term debt from noncurrent liabilities at December 31, 2002. In prior periods, the cost associated with the bonds was included in discontinued operations. In addition, 2003 interest expense was higher due to the accretion of interest related to former coal operations' retained leases and advance minimum royalty agreements, partially offset by a decrease in U.S. borrowings and lower interest rates.

The decrease in 2002 from 2001 was primarily due to lower average borrowings and interest rates.

Stabilization Act Compensation

                                     Years Ended December 31,         % change
--------------------------------------------------------------------------------
(In millions)                         2003     2002     2001         2003  2002
--------------------------------------------------------------------------------

Stabilization Act compensation   $     -        5.9      -            NM     NM
================================================================================


Stabilization Act compensation of $5.9 million in 2002 represents amounts received by the Company from the U.S. Government pursuant to the Air Transportation Safety and System Stabilization Act.


Other Income (expense), Net


                                                   Years Ended December 31,          % change
------------------------------------------------------------------------------------------------
(In millions)                                      2003     2002    2001           2003   2002
------------------------------------------------------------------------------------------------
Gain on monetization of coal royalty agreement  $   2.6       -       -             NM       -
Gain (loss) on sale of marketable securities       (0.2)     0.8     4.0            NM      NM
Discounts and other fees of accounts
   receivable securitization program               (1.7)    (1.6)   (4.0)            6     (60)
Other, net                                          1.6     (4.4)    0.2            NM      NM
------------------------------------------------------------------------------------------------
Total                                           $   2.3     (5.2)    0.2            NM      NM
================================================================================================


Discounts and other fees associated with the sale of a revolving interest in certain of BAX Global's accounts receivable increased slightly in 2003 and decreased in 2002 from the prior year. The decrease in 2002 is a result of lower borrowing costs of the conduit that purchases BAX Global's accounts receivable. The discount on the sale of the receivables is based on the conduit's borrowing costs.

Minority Interest

                              Years Ended December 31,           % change
-----------------------------------------------------------------------------
(In millions)                  2003     2002      2001        2003     2002
-----------------------------------------------------------------------------

Minority Interest          $    9.0      3.3       6.9         173      (52)
=============================================================================


Changes in minority interest in the last three years are primarily due to variations in the earnings of the Company's partially owned Venezuelan subsidiary of Brink's. The Venezuelan subsidiary was profitable in 2001, incurred losses in 2002, and returned to strong profitability in 2003.

Income Taxes



                                  Income tax expense (benefit)                   Effective tax rate
---------------------------------------------------------------------------------------------------------
Years Ended December 31,          2003          2002         2001            2003       2002      2001
---------------------------------------------------------------------------------------------------------
                                           (in millions)                          (in percentages)

Continuing operations        $    55.7         40.4          25.1            75.4%      36.8%     39.6%
Discontinued operations            8.0        (22.0)        (22.9)           41.7%      33.7%     51.3%
=========================================================================================================


Continuing Operations
The Company's income tax provision in 2003 includes $22.0 million of expense related to adjustments to valuation allowances for certain state and foreign deferred tax assets, net of the federal benefit of recording valuation allowances on state deferred tax assets. The valuation allowances were required due to the Company's assessment that these assets did not meet the more-likely-than-not recognition criteria of SFAS No. 109.

The Company's effective tax rate, excluding the valuation allowances, was higher in 2003 compared to 2002 as a result of adjustments made to the Company's deferred tax assets and liabilities based on an analysis completed in 2003 and other adjustments related to the reconciliation of its 2002 tax provision to its tax returns. In 2003 and 2002, the Company also reversed contingency accruals due to favorable settlements of issues relating to the Company's U.S. federal tax returns.

The 2002 effective tax rate was lower than 2001, reflecting the reversal of certain accruals for U.S. tax contingencies in 2002 based on settlements, and the tax effects of the required change in the method of accounting for goodwill. In 2001, the provision for income taxes from continuing operations was greater than the statutory federal income tax rate of 35% primarily due to the effects of goodwill amortization, partially offset by lower taxes on foreign income.

As of December 31, 2003, the Company has not recorded U.S. federal deferred income taxes on $224.3 million of undistributed earnings of its foreign subsidiaries and equity affiliates. It is expected that these earnings will either be permanently reinvested in operations outside the U.S. or, if repatriated, will be substantially offset by tax credits. If the earnings were remitted to the U.S. and no credits were available, additional U.S. tax expense of $78.5 million would ultimately be recognized.

Based on the Company's historical and future expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets, net of valuation allowances.

Discontinued Operations
Discontinued operations includes the income (loss) before taxes and the related tax provision or benefit associated with the Company's former coal, natural gas, timber and gold businesses. The effective tax rate in 2003 was higher than 2002 due to additional accruals made in 2003 for tax contingencies related to the natural resource business. In addition, tax benefits from percentage depletion of coal production were reflected in the effective tax rate of discontinued operations in 2002 and 2001. The amount of percentage depletion was higher in 2001 compared to 2002, which resulted in a higher effective tax benefit rate on 2001's losses compared to 2002.

Foreign Operations

A portion of the Company's financial results is derived from activities in over 100 countries, each with a local currency other than the U.S. dollar. Because the financial results of the Company are reported in U.S. dollars, they are affected by changes in the value of various foreign currencies in relation to the U.S. dollar. Changes in exchange rates may also affect transactions which are denominated in currencies other than the functional currency. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency fluctuations in any one country may have on the translated results.

The Company, from time to time, uses foreign currency forward contracts to hedge transactional risks associated with foreign currencies. (See "Market Risk Exposures" below.)

Brink's Venezuelan subsidiary was considered to be operating in a highly inflationary country in 2001 and 2002. However, at January 1, 2003, Venezuela was no longer treated as highly inflationary. The Company estimates that had Venezuela not been treated as highly inflationary effective January 1, 2002, revenues in 2002 would have decreased by $1.1 million, operating profit would have increased by $2.4 million and pretax income would have increased by $1.9 million. It is possible that Venezuela may be considered highly inflationary again at some time in the future.

The Company is exposed to certain risks when it operates in highly inflationary economies, including the risk that

o the rate of price increases for services will not keep pace with cost inflation;

o adverse economic conditions in the highly inflationary country may discourage business growth which could affect the demand for the Company's services; and

o the devaluation of the currency may exceed the rate of inflation and reported U.S dollar revenues and profits may decline.

The Company is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of these risks on the Company cannot be predicted.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------


Overview

Over the last three years, the Company has used the cash it has generated from operations and the divestiture of natural resources to strengthen its balance sheet by reducing debt and making contributions to the VEBA and its primary U.S. pension plan.

Since the beginning of 2001, the Company has reduced debt by over $120 million, despite the effects of foreign exchange changes on the reported value of non-U.S. dollar denominated debt and the inclusion of $43.2 million of DTA obligations as debt. Prior to the end of 2002, DTA obligations were classified in other long-term liabilities of the Company. In addition to debt reduction, over the last two years, the Company has contributed $82 million to the VEBA and $55 million to the U.S. pension plan.

Proceeds of natural resource asset sales have exceeded $185 million in 2002 and 2003. In addition to this benefit, with the sale of the coal business, the volatility in cash flows caused by the fluctuations in coal markets has been removed. The Company believes this should make future cash flows more stable as they will be more aligned with the performance of its three Business and Security Services businesses.


Summary Cash Flow Information



                                                              Years Ended December 31,             $ change
----------------------------------------------------------------------------------------------------------------
(In millions)                                                 2003      2002      2001          2003       2002
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

   Continuing operations:
      Before changes in operating assets and liabilities  $  264.8      276.6     266.8     $  (11.8)       9.8
      Changes in assets and liabilities, including
       working capital                                        16.8       21.1      34.2         (4.3)     (13.1)
   Discontinued operations:
      Natural gas, timber and gold                            19.2       10.2      12.2          9.0       (2.0)
      Coal                                                      -       (66.6)      6.9         66.6      (73.5)
----------------------------------------------------------------------------------------------------------------
     Operating activities                                    300.8      241.3     320.1         59.5      (78.8)
----------------------------------------------------------------------------------------------------------------

Cash flows from investing activities

   Continuing operations:
      Proceeds from:
       Disposal of former natural resource interests         119.4       42.3        -          77.1       42.3
       Notes receivable and settlement of royalty agreement   26.0         -         -          26.0         -
----------------------------------------------------------------------------------------------------------------
           Subtotal of natural resource cash proceeds        145.4       42.3        -         103.1       42.3
      Capital and aircraft heavy maintenance expenditures   (226.6)    (224.4)   (201.3)        (2.2)     (23.1)
      Contributions to VEBA                                  (82.0)        -         -         (82.0)       -
      Other                                                    9.8        4.3      (5.5)         5.5        9.8
   Discontinued operations:
      Natural gas, timber and gold                            (8.8)     (10.9)     (7.2)         2.1       (3.7)
      Coal                                                      -       (19.7)    (11.1)        19.7       (8.6)
----------------------------------------------------------------------------------------------------------------
     Investing activities                                   (162.2)    (208.4)   (225.1)        46.2       16.7
----------------------------------------------------------------------------------------------------------------

Cash flows before financing activities                    $  138.6       32.9      95.0     $  105.7      (62.1)
================================================================================================================

Operating Activities


2003
Cash provided by operating activities was $59.5 million higher in 2003 compared to 2002 primarily due to outflows in 2002 related to former coal operations while they were still operating. Cash provided by operating activities was also higher due to an increase in the amount of cash provided by operating activities at Brink's and BHS, partially offset by lower amounts provided by BAX Global. In addition, the Company contributed $15 million more to its pension plan in 2002 than it did in 2003.

Coal-related cash outflows were classified as discontinued operations in the 2002 statements of cash flows, including approximately $60.6 million (before current tax benefit) related to obligations the Company ultimately retained. In 2003, cash outflows of $59.6 million for these retained obligations are included in continuing operations. In addition to the payments related to retained obligations, the Company's former coal operations used cash in 2002 largely due to the poor performance of its operations in the face of difficult industry conditions.

2002
Cash provided by operating activities was $78.8 million lower in 2002 than 2001 primarily due to an increase of $75.5 million in cash used by discontinued operations. In addition, $31.1 million higher income from continuing operations was more than offset by a $35.1 million contribution to the Company's primary U.S. pension plan and the lower level of cash provided by working capital changes. The increase in cash used by the Company's discontinued coal operations in 2002 was primarily related to higher operating losses resulting from weak coal market conditions, lower FBLET refunds and the payment of litigation settlements.

Cash provided by working capital in 2001 reflected lower accounts receivable levels at BAX Global associated with lower 2001 revenue.


Investing Activities

Proceeds from Disposition of Assets and Investments
Investing activities in 2003 included $119.4 million of cash proceeds from the 2003 sales of the natural resource businesses and equity interests and the realization in 2003 of $26.0 million of cash related to the monetization of noncash proceeds from the prior-year sale of the Company's former Virginia coal operations. Proceeds from dispositions of assets and investments in 2002 included $42.3 million of cash associated with the disposal of a portion of the Company's former coal operations.

The Company expects to collect up to a total of $33.7 million of cash in 2004 (including $31.8 million collected in January 2004) related to selling the remainder of its timber business.

Capital and Aircraft Heavy Maintenance Expenditures



                                            Years Ended December 31,                   $ change
------------------------------------------------------------------------------------------------------
(In millions)                             2003        2002         2001             2003      2002
------------------------------------------------------------------------------------------------------
Capital Expenditures

Brink's                             $     80.9        79.3         71.3          $  (1.6)      (8.0)
BHS                                       98.0        86.9         81.3            (11.1)      (5.6)
BAX Global                                23.6        27.1         33.1              3.5        6.0
Corporate and other                        0.2         0.1          0.1             (0.1)       -
------------------------------------------------------------------------------------------------------
Capital expenditures                $    202.7       193.4        185.8          $  (9.3)      (7.6)
======================================================================================================
Aircraft heavy maintenance
   expenditures                     $     23.9        31.0         15.5          $   7.1      (15.5)
======================================================================================================


Higher capital expenditures at BHS in both 2003 and 2002 as compared to the prior-year periods were primarily due to an increase in subscriber installations. More was spent at Brink's in 2002 over 2001 for armored vehicles, facilities and information technology. BAX Global reduced capital spending in the area of information technology in each of the last two years.

Capital expenditures in 2004 are currently expected to range from $210 million to $230 million, depending on operating results throughout the year. Expected capital expenditures for 2004 reflect an increase in customer installations at BHS and information technology spending at Brink's and BAX Global.

Operating performance and cash flows at BAX Global have been reduced over the last few years by the effects of the soft U.S. economy. Because of this, BAX Global has delayed capital spending on a few information technology projects for which it has acquired software and incurred some development costs. These costs, which have been capitalized, amount to approximately $8 million. BAX Global is in the process of restarting these projects and expects to complete them. If these projects were to be abandoned at a later date, any capitalized amounts would be expensed immediately.

Aircraft heavy maintenance expenditures vary as a result of the amount of flight time and the timing of regularly scheduled maintenance for airplanes. The Company expects to spend between $25 million and $35 million on aircraft heavy maintenance in 2004.

VEBA
The Company made contributions totalling $82 million to the Company's VEBA in 2003. All income from VEBA investments has been retained in the VEBA.

Other Investing Activities
Investing activities in 2003 reflected approximately $13 million of higher proceeds from the sale of operating assets, primarily at Brink's, offset by approximately $8 million of cash used for acquisitions, also primarily at Brink's.

Business Segment Cash Flows


The Company's cash flows before financing activities for each of the operating segments are presented below.


                                                     Years Ended December 31,                 $ change
---------------------------------------------------------------------------------------------------------------
(In millions)                                      2003        2002       2001            2003         2002
---------------------------------------------------------------------------------------------------------------
Cash flows before financing activities

Continuing operations:
   Business and Security Services:
     Brink's                                   $   63.6        57.6       40.7        $    6.0          16.9
     BHS                                           28.8        26.3       25.8             2.5           0.5
     BAX Global                                     4.0        13.4       32.1            (9.4)        (18.7)
---------------------------------------------------------------------------------------------------------------
     Subtotal of Business and Security Services    96.4        97.3       98.6            (0.9)         (1.3)

   Corporate and former operations:
     Proceeds from sale of natural resource
        interests                                 145.4        42.3        -             103.1          42.3
     Contributions to the VEBA                    (82.0)         -         -             (82.0)           -
     Contributions to U.S. pension plan           (20.0)      (35.1)       -              15.1         (35.1)
     Other, including payments for coal-related
      obligations in 2003                         (11.6)       15.4       (4.4)          (27.0)         19.8
---------------------------------------------------------------------------------------------------------------
     Subtotal of continuing operations            128.2       119.9       94.2             8.3          25.7

Discontinued operations:
   Natural gas, timber and gold                    10.4        (0.7)       5.0            11.1          (5.7)
   Coal                                             -         (86.3)      (4.2)           86.3         (82.1)
---------------------------------------------------------------------------------------------------------------
Cash flows before financing activities         $  138.6        32.9       95.0        $  105.7         (62.1)
===============================================================================================================


Overview
Cash flows before financing activities from Business and Security Services were just under $100 million per year in each of the last three years. Sales of natural resource interests also provided significant cash during 2003 and 2002. The Company made voluntary contributions to its VEBA in 2003 and to its U.S. pension plan in the last two years. Significant cash payments were also made in the last three years for retained liabilities associated with the former coal operations. 2002 also had significant cash outflows associated with the final year of operation of the coal business amid poor market conditions.

Brink's
Cash flows before financing activities at Brink's increased in 2003 due to higher operating profit, offset by a year-over-year increase in the amount of cash used for working capital needs and costs to relocate its headquarters. In addition, $10 million in higher proceeds from the sale of operating assets were partially offset by $7 million in cash outflows primarily related to a 2003 acquisition in Belgium.

Cash flows before financing activities at Brink's in 2002 were above 2001 primarily due to an increase in cash generated by working capital during 2002 and an improvement in operating performance.

BHS
The slight year-over-year increase in cash flows before financing activities at BHS in both 2003 and 2002 is primarily due to higher operating results partially offset by an increase in capital expenditures reflecting growth in installations of home security systems.

BAX Global
Cash flows before financing activities at BAX Global in 2003 decreased $9.4 million from 2002 reflecting lower operating results in 2003. Partially offsetting 2003's lower operating results was a reduction in the amount of cash used to cover working capital needs and lower capital and aircraft heavy maintenance expenditures.

The decrease in cash flows before financing activities at BAX Global in 2002 as compared to 2001 is primarily due to $15.5 million of higher aircraft heavy maintenance expenditures and a decrease in cash provided from changes in working capital levels, partially offset by improved operating results and lower capital expenditures. Cash flows before financing for BAX Global in 2001 included $3.9 million of proceeds from the sale of marketable securities.

Corporate and Former Operations
As mentioned above, the Company sold substantially all of its natural resource interests in 2003 and 2002, and contributed cash to its VEBA and U.S. pension plan. The increase in other cash outflows for 2003 compared to 2002 reflects cash spent in 2003 associated with retained liabilities of the former coal operations (these types of payments were included in discontinued operations in 2002 and 2001).

Discontinued Operations
Higher natural gas prices improved the natural gas business' cash flows in 2003 compared to 2002. Discontinued operations' cash flow before financing activities for 2002 and 2001 reflected cash spent associated with retained liabilities and operating losses resulting from weak coal market conditions; spending associated with retained liabilities was included in continuing operations in 2003.

Discontinued operations' cash flow before financing was lower in 2002 than 2001 primarily due to a larger operating loss resulting from weak coal market conditions, necessary spending on the development of a deep mine, lower FBLET refunds and payments of litigation settlements. Discontinued operations' cash flows before financing in 2001 included $23.4 million of FBLET refunds.


Financing Activities



Summary of Financing Activities                           Years Ended December 31,
----------------------------------------------------------------------------------------------
(In millions)                                     2003              2002              2001
----------------------------------------------------------------------------------------------
   Short-term debt                          $    (15.1)              9.1             (23.0)
   U.S. Revolving Facility                       (98.1)             (7.2)           (108.6)
   Senior Notes                                    -                20.0              75.0
   Other                                          (5.6)            (22.2)            (44.5)
----------------------------------------------------------------------------------------------
     Net borrowings (repayments) of debt        (118.8)             (0.3)           (101.1)
   Repurchase of stock                             -               (11.1)              -
   Dividends                                      (5.3)             (5.7)             (5.8)
   Other, net                                      1.1               0.4               5.2
----------------------------------------------------------------------------------------------
     Financing Activities                   $   (123.0)            (16.7)           (101.7)
==============================================================================================


The Company's operating liquidity needs are typically financed by short-term debt, the Company's accounts receivable securitization facility, and the Company's U.S. Revolving Facility, described below. The Company also borrowed $20 million during 2002 and $75 million during 2001 under issuances of Senior Notes to increase the duration of its debt and to take advantage of decreasing longer-term interest rates.

Under a share repurchase program authorized by the Board, the Company redeemed all its outstanding shares of Convertible Preferred Stock for $10.8 million in 2002. The Company purchased $0.3 million of its common stock in 2002.

The Company paid quarterly dividends on its common stock at an annual rate of $0.10 per share in each of the last three years. Dividends paid on common stock totaled $5.3 million in 2003, $5.2 million in 2002 and $5.1 million in 2001. Dividends paid on the Convertible Preferred Stock amounted to $0.5 million in 2002 and $0.7 million in 2001.

Future dividends are dependent on the earnings, financial condition, cash flow and business requirements of the Company, as determined by the Board. In February 2004, the Board declared a quarterly cash dividend of $0.025 per share of common stock, payable on March 1, 2004 to shareholders of record on February 17, 2004.


Capitalization

The Company has a combination of debt, off-balance sheet instruments and equity that capitalizes its operations. As of December 31, 2003, debt as a percentage of capitalization (total debt and shareholders' equity) was 36% compared to 49% at December 31, 2002. The decrease was due to $114 million higher equity and $85 million lower debt. Equity increased in 2003 primarily as a result of favorable currency translation adjustments ($48 million), net income ($29 million) and a decrease in the minimum pension liability adjustments ($15 million).

Summary of Debt, Equity and Other Liquidity Information



                                 Amount available under
                               revolving credit facilities        Outstanding Balance
----------------------------------------------------------------------------------------------------------
                                      December 31,                   December 31,
(In millions)                             2003                     2003         2002         $ change (b)
----------------------------------------------------------------------------------------------------------
Debt:
   Short-term debt:
     Multi-Currency revolving facilities
       and uncommitted facilities     $   52.6                 $   35.8         41.8         $    (6.0)
   Long-term debt:
     U.S. Revolving Facility             239.9                     30.9        129.0             (98.1)
     Senior Notes                                                  95.0         95.0               -
     Dominion Terminal
       Associates ("DTA") bonds                                    43.2         43.2               -
     Other                                                         69.6         50.3              19.3
----------------------------------------------------------------------------------------------------------
     Debt                                                      $  274.5        359.3         $   (84.8)
==========================================================================================================

Shareholders' equity                                           $  495.6        381.2         $   114.4
==========================================================================================================

Other Liquidity Information:
   Cash and cash equivalents                                   $  128.7        102.3         $    26.4
   Amount sold under
    accounts receivable
    securitization facility                                        77.0         72.0               5.0
   Net Debt (a)                                                   145.8        257.0            (111.2)
   Net Financings (a)                                             222.8        329.0            (106.2)
==========================================================================================================

(a) These are Non-GAAP measures. Net Debt is equal to short-term debt plus the current and noncurrent portion of long-term debt ("Debt" in the tables), less cash and cash equivalents. Net Financings are equal to Net Debt plus the amount sold under the accounts receivable securitization facility. See reconciliation below.
(b) In addition to cash borrowings and repayments, the change in the debt balance also includes changes in currency exchange rates and borrowings under new capital leases.

Reconciliation of Net Debt and Net Financings to GAAP Measures


                                                                 December 31,
-------------------------------------------------------------------------------------------------------
(In millions)                                2003        2002          2001        2000        1999
-------------------------------------------------------------------------------------------------------
Short-term debt                          $   35.8        41.8          27.8        51.0         90.1
Long-term debt                              238.7       317.5         270.1       345.8        424.4
DTA bonds                                     -           -            43.2        43.2         30.2
-------------------------------------------------------------------------------------------------------
   Debt                                     274.5       359.3         341.1       444.0        544.7
Less cash and cash equivalents             (128.7)     (102.3)        (86.7)      (97.8)      (131.2)
-------------------------------------------------------------------------------------------------------
Net Debt                                    145.8       257.0         254.4       342.2        413.5
Amounts sold under accounts receivable
   securitization facility                   77.0        72.0          69.0        85.0          -
-------------------------------------------------------------------------------------------------------
Net Financings                           $  222.8       329.0         323.4       427.2        413.5
=======================================================================================================


The Company believes the presentation of Net Debt and Net Financings are useful measures of the Company's financial leverage.

Debt
The Company has an unsecured $350 million U.S. revolving bank credit facility (the "U.S. Revolving Facility") with a syndicate of banks under which it may borrow (or otherwise satisfy credit needs) on a revolving basis over a three-year term ending September 2005. At December 31, 2003, $239.9 million was available under the U.S. Revolving Facility.

The Company has three unsecured multi-currency revolving bank credit facilities with a total of $110 million in available credit, of which $52.6 million was available at December 31, 2003. When rates are favorable, the Company also borrows from other U.S. banks under short-term uncommitted agreements. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts borrowed under these agreements are included in short-term borrowings.

The U.S. Revolving Facility and the multi-currency revolving credit facilities are also used for the issuance of letters of credit and bank guarantees, in addition to providing funds for operating purposes.

At December 31, 2003, the Company had $95.0 million of Senior Notes outstanding that are scheduled to be repaid in 2005 through 2008. The Company has the option to prepay all or a portion of the Senior Notes prior to maturity with a prepayment penalty. The Senior Notes are unsecured.

The Company's Brink's, BHS, and BAX Global subsidiaries have guaranteed the U.S. Revolving Facility and the Senior Notes. The U.S. Revolving Facility, the agreement under which the Senior Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants, among other things, limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other loan agreements. The Company was in compliance with all financial covenants at December 31, 2003.

In September 2003, at the Company's request, the Peninsula Ports Authority of Virginia issued a new series of bonds to replace the previous bonds related to Dominion Terminal Associates, a deep water coal terminal in which the Company no longer has an interest. The Company continues to pay interest on and guarantee payment of the $43.2 million principal of the new bonds and ultimately will have to pay for the retirement of the new bonds in accordance with the terms of the guarantee. The new bonds bear a fixed interest rate of 6.0% (versus a fixed interest rate of 7.375% for the previous bonds) and mature in 2033. The new bonds may mature prior to 2033 upon the occurrence of certain specified events such as the determination that the bonds are taxable or the failure of the Company to abide by the terms of its guarantee.

The Company believes it has adequate sources of liquidity to meet its near-term requirements.

Equity
At December 31, 2003, the Company had 100 million shares of common stock authorized and 54.3 million shares issued and outstanding. The Company has the authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

The Company has the authority to repurchase up to 1.0 million shares of common stock with an aggregate purchase price limitation of $19.1 million. The Company made no repurchases during 2003.


Off Balance Sheet Arrangements

The Company has various off-balance sheet arrangements that are described in the notes to the consolidated financial statements. See note 14 for the accounts receivable securitization program and note 15 for operating leases that have residual value guarantees or other terms that cause the agreement to be considered a variable interest. The Company uses these off-balance sheet arrangements to lower its cost of financings. The Company believes its off-balance sheet arrangements are an important component of its capital structure.

Contractual Obligations

The following table includes the contractual obligations of the Company.


                                                             Estimated Payments Due by Period
--------------------------------------------------------------------------------------------------------------
                                                                                            Later
(In millions)                                    2004     2005     2006     2007    2008    Years     Total
--------------------------------------------------------------------------------------------------------------
Contractual obligations

   Long-term debt obligations (a)           $     7.3     56.1     36.5    27.0     28.7     46.8     202.4
   Capital lease obligations (a)                  9.9      8.4      5.5     4.2      3.2      5.1      36.3
   Operating leases obligations (b)             137.3     95.3     66.4    50.6     39.7    121.5     510.8
   Purchase obligations:
     ACMI (c) (d)                                13.0      -        -       -        -        -        13.0
     Service contracts (c)                        6.5      -        -       -        -        -         6.5
     Property and equipment                       6.9      5.6      -       -        -        -        12.5
   Other long-term liabilities reflected on
     the Company's balance sheet under GAAP:
     Aircraft lease turnback obligations (e)     22.4     29.8      -       -        -        -        52.2
     Non-coal related workers compensation
       and other claims                          28.0     13.9      7.6     5.2      3.3     10.1      68.1
--------------------------------------------------------------------------------------------------------------
Subtotal                                        231.3    209.1    116.0    87.0     74.9    183.5     901.8
     Legacy liabilities (f)                      60.0     63.0     62.0    57.0     57.0  1,383.0   1,682.0
     Withdrawal liability from multi-employer
       pension plans (g)                          -        -        -       -        -        -         -
--------------------------------------------------------------------------------------------------------------
   Total                                    $   291.3    272.1    178.0   144.0    131.9  1,566.5   2,583.8
==============================================================================================================

(a) Long-term debt and capital lease obligations are reduced when payments of principal are made. Table excludes interest payments. See note 13 to the consolidated financial statements.
(b) Payments for operating leases in ongoing businesses are recognized as an expense in the consolidated statement of operations as incurred. See note 15 to the consolidated financial statements.
(c) Payments made pursuant to these purchase obligations are recognized as an expense in the consolidated statement of operations as incurred. Purchase obligations generally specify a minimum amount of service or product to be consumed by the Company, and the Company currently expects to consume at least the minimum levels specified in its contracts.
(d) Aircraft, crew, maintenance and insurance agreements. See note 23 to the consolidated financial statements.
(e) Lease agreements for aircraft generally require payments be made for heavy maintenance at the end of the lease term.
(f) The projected payments for liabilities related to former coal operations (legacy liabilities) are discussed in "Results of Operations - Former Coal and Other Natural Resource Operations". Payments above, which are expected to be made over the next seventy years, exclude Administration and other payments.
(g) This table excludes the Company's estimated withdrawal obligations of $52 million from coal-related multi-employer pension plans. The timing and the actual amount to be paid, if any, will be based on the funded status of the plans as of the beginning of the plan year that a withdrawal is deemed to have occurred. It is likely that a withdrawal will be deemed to have occurred within the next two to three years.


Primary U.S. Pension Plan
The Company maintains a noncontributory defined benefit pension plan covering substantially all non-union employees in the U.S. who meet certain requirements. Using actuarial assumptions as of December 31, 2003, this plan had an accumulated benefit obligation ("ABO") of approximately $586 million and a projected benefit obligation ("PBO") of $656 million. The ABO is an estimate of the benefits earned through December 31, 2003. The difference between the ABO and PBO is essentially the expected changes in the value of the benefits due to projected increases in compensation of plan participants.

The ABO and PBO are net present values of expected future cash flows discounted to December 31, 2003 by 6.25%. The Company selects a discount rate for its pension liabilities after reviewing published long-term yield information for a small number of high-quality fixed-income securities (Moody's AA bond yields) and yields for the broader range of long-term high-quality securities. Accordingly, as market interest rates fluctuate, the net present value of the Company's obligations will change. The impact of a one percentage point (100 basis point) change in the discount rate used at December 31, 2003 would have been as follows (decrease)/increase:


                                                    Interest Rates
                                           Increased              Decreased
(In millions)                               by 1.0%                by 1.0%
-----------------------------------------------------------------------------
Effect on ABO                           $     (76)                   95
Effect on PBO                                 (90)                  115
Effect on estimated 2004 expense              (14)                   18


The historical and projected benefit payments and expense for the U.S. plan are set out in the table below. The projected benefits and expense reflect assumptions used in the valuation at year end 2003. These assumptions are reviewed annually, and it is likely that they will change in future years.

(In millions)                             Actual                Projected
--------------------------------------------------------------------------------
Years Ending December 31,             2002    2003         2004    2005    2006
--------------------------------------------------------------------------------
Benefits (paid from plan trust)  $     21      23           25      27      28
Expense                                 8      18           31      39      45


The level of expense has increased largely due to the effects of the reduction in the discount rate used over the last several years and the poor performance of investment markets from 2000 to 2002. The above expense amounts are charged to the business segments in approximately the following proportions : Brink's - 55%, BHS - 15%, BAX - 25%, former natural resources businesses - 5%.

At December 31, 2003, the market value of the plan's assets approximated $542 million.

Based on December 31, 2003 data, assumptions and funding regulations, the Company does not expect to be required to make a contribution to the plan for the 2004 and 2005 plan years. Under existing regulations, a contribution of over $40 million could be required for the 2006 plan year but the actual payment could be delayed until as late as September 2007.

The above estimated contributions are likely to change. Congress is evaluating changes to the definition of the discount rate to be used for funding regulations since the discontinuance of the sale of 30-year Treasury bonds has created distortions in markets. Any change is likely to reduce required contributions. In addition, actual investment returns and interest rates are likely to differ from those assumed at December 31, 2003. Further, the Company may elect to contribute to the plan in 2004, 2005 and/or 2006. Voluntary contributions have the effect of reducing and potentially delaying later required contributions. The Company has made voluntary contributions aggregating $55 million over the last two years.

The pension plan's benefits will be earned and paid out over an extended period of time. Accordingly, the Company takes a long-term approach to funding levels and contribution policies. Historically, long-term returns on assets invested have significantly exceeded the discount rate for pension liabilities so it is expected that a portion of the future liability will be funded by investment returns. As a result, the Company's funding target over the medium-term is to cover the ABO, essentially, the obligations already earned as of a given measurement date. Under this approach, the plan was 92% funded at December 31, 2003.

Other Potential Use of Credit

Surety Bonds
The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers' compensation, to reclaim lands used for mining by the Company's former coal operations and to satisfy other benefits. As of December 31, 2003, the Company had outstanding surety bonds with third parties totaling approximately $178 million that it has arranged in order to satisfy the various security requirements. Most of these bonds provide financial security for previously recorded liabilities. Because some of the Company's reclamation obligations have been assumed by purchasers of the Company's former coal operations, $13 million of the Company's surety bonds are expected to be replaced by purchasers' surety bonds after the state mining permits are transferred. Surety bonds are typically renewable on a yearly basis; however, there can be no assurance the bonds will be renewed or that premiums in the future will not increase. If the surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its U.S. Revolving Facility to provide letters of credit or other collateral to secure its obligations.



Other Contingent Gains and Losses

Federal Black Lung Excise Tax
In 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the Federal Black Lung Excise Tax ("FBLET") is unconstitutional as applied to export coal sales. Through December 31, 2003, the Company has received refunds including interest of $27.2 million, including $2.8 million received in 2003. The Company continues to pursue the refund of other FBLET payments. Due to uncertainty as to the ultimate receipt of additional amounts, if any, which could amount to as much as $18 million (before income taxes), the Company has not recorded receivables for additional FBLET refunds.

Litigation
The Company is defending potentially significant civil suits. Although the Company is defending these cases vigorously and believes that its defenses have merit, it is possible that one or more of these suits ultimately may be decided in favor of the plaintiffs. If so, the Company expects that the ultimate amount of unaccrued losses could range from $0 to $40 million.

Environmental Remediation
The Company has agreed to pay a portion of the remediation costs arising from hydrocarbon contamination at a formerly owned petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which was sold in 1983. The Company is in the process of completing remediation of the site under an approved plan. In the fourth quarter of 2003, the Company and a third party reached an agreement that establishes the allocation of past costs related to the recovery of environmental costs, and as a result, the Company recognized a $5.3 million pretax gain in discontinued operations. The Company estimates its portion of the remaining clean-up and operational and maintenance costs to be $2.5 million.

Other Coal-related Contingencies
The Company has also recorded estimated liabilities for other contingent liabilities, including those for Health Benefit Act premiums to the Combined Fund, expected settlement of coal-related workers' compensation claims and certain reclamation obligations. Annual actuarial and engineering valuations of these liabilities are typically completed in the fourth quarter each year. These are discussed in more detail at "Results of Operations - Retained Liabilities and Assets of Former Natural Resource Operations - Legacy Liabilities and Assets."

The Company is in the process of transferring mining permits to buyers of its former coal interests. Until the permits are transferred, the Company is contingently liable for the reclamation of these mining sites.

MARKET RISK EXPOSURES
--------------------------------------------------------------------------------

The Company has activities in more than 100 countries and a number of different industries. These operations expose the Company to a variety of market risks, including the effects of changes in interest rates, commodities prices and foreign currency exchange rates. These financial and commodity exposures are monitored and managed by the Company as an integral part of its overall risk management program.

The Company utilizes various derivative and non-derivative financial instruments, as discussed below, to hedge its interest rate, commodities prices and foreign currency exposures when appropriate. The risk that counterparties to these instruments may be unable to perform is minimized by limiting the counterparties used to major financial institutions with investment grade credit ratings. The Company does not expect to incur a loss from the failure of any counterparty to perform under the agreements. The Company does not use derivative financial instruments for purposes other than hedging underlying financial or commercial exposures.

The sensitivity analyses discussed below for the market risk exposures were based on the facts and circumstances in effect at December 31, 2003. Actual results will be determined by a number of factors that are not under management's control and could vary materially from those disclosed.


Interest Rate Risk

The Company uses both fixed and floating rate debt and off-balance sheet instruments to finance its operations. Floating rate obligations, including the Company's U.S. bank credit facility, the accounts receivable securitization facility and some of its operating lease facilities, expose the Company to fluctuations in cash flows due to changes in the general level of interest rates.

In order to limit the variability of future cash flows, the Company has converted floating rate cash flows on a portion ($50.0 million effective December 2003 through August 2005) of its accounts receivable securitization facility to fixed-rate cash flows by entering into interest rate swap agreements which involve the exchange of floating rate payments for fixed rate payments. The fair value liability of these interest swaps at December 31, 2003 was $0.9 million. In addition to the interest rate swaps, the Company also has fixed rate debt, including the Company's Senior Notes and Dominion Terminal Associates debt. The fixed rate debt and interest rate swaps are subject to fluctuations in their fair values as a result of changes in interest rates.

Based on interest rate swaps in effect and the contractual interest and discount rates on the floating rate debt and the securitization facility, respectively, at December 31, 2003, a hypothetical 10% increase in these rates would increase cash outflows by approximately $0.6 million over a twelve-month period (in other words, the Company's weighted average interest rate on its unhedged floating rate instruments was 3.99% per annum at December 31, 2003. If that average rate were to increase by 40 basis points to 4.39%, the cash outflows associated with these instruments would increase by $0.6 million annually). The effect of a hypothetical 10% increase in interest rates on the Company's operating lease facilities would also not have a material effect on the Company's financial position or results of operations over the next fiscal year. The effect on the fair value of the interest rate swaps for a hypothetical 10% decrease in the yield curves from year-end 2003 levels is not material. The effect on the fair value of the Company's Senior Notes and Dominion Terminal Associates debt for a hypothetical 10% decrease in the yield curves from year-end 2003 levels would result in a $4.9 million increase in the fair value of such debt.

Commodities Price Risk

The Company consumes various commodities in the normal course of its business and, from time to time, utilizes derivative financial instruments to minimize the variability in forecasted cash flows due to price movements in these commodities. The derivative contracts are entered into in accordance with guidelines set forth in the Company's risk management policies.

During 2003, the Company utilized swap contracts to fix a portion of forecasted jet fuel purchases at specific price levels. In addition, depending on market conditions, the Company has been able to adjust its pricing through the use of surcharges on customers to partially offset large increases in the cost of jet fuel. During 2003, the Company utilized forward sales contracts and option strategies to hedge the selling price on a portion of its forecasted natural gas and gold sales. The Company exited the natural gas business in 2003 and the gold business in early 2004. Following the sale of the gold business, the Company has no outstanding forward gold sales contracts.

The following table represents the Company's outstanding jet fuel swap contracts as of December 31, 2003. Amounts presented as the fair value after a hypothetical 10% change in commodity prices reflect a hypothetical 10% reduction in the future price of jet fuel.

                                                        Estimated Fair
                                                        Value of Assets
------------------------------------------------------------------------------
                                   Notional                        With 10%
(In millions, except as noted)      Amount        Actual       Price Decrease
------------------------------------------------------------------------------
Jet fuel forward swaps (a)            8.0            0.7              0.1
==============================================================================
(a) Notional amount in millions of gallons of fuel.



Foreign Currency Risk

The Company, primarily through its Brink's and BAX Global operations, has certain exposures to the effects of foreign currency exchange rate fluctuations on the results of foreign operations which are reported in U.S. dollars.

The Company is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of domestic and foreign operations. To mitigate these exposures, the Company, from time to time, enters into foreign currency forward contracts. The Company does not use derivative financial instruments to hedge investments in foreign subsidiaries due to their long-term nature.

The effects of a hypothetical simultaneous 10% appreciation in the U.S. dollar from year-end 2003 levels against all other currencies of countries in which the Company operates are as follows:

                                                         Hypothetical Effects
(In millions)                                            Increase/ (decrease)
------------------------------------------------------------------------------
Translation of 2003 earnings into U.S. dollars        $          (6.1)
Transactional exposures                                           2.1
Translation of net assets of foreign subsidiaries               (45.1)
==============================================================================

APPLICATION OF CRITICAL ACCOUNTING POLICIES
--------------------------------------------------------------------------------

The application of accounting principles requires the use of assumptions, estimates and judgments which are the responsibility of management. Management makes estimates and judgments based on, among other things, knowledge of operations, markets, historical trends and likely future changes, similarly situated businesses and, when appropriate, the opinions of advisors with knowledge and experience in certain fields. Many assumptions, estimates and judgments are straightforward; other assumptions are not. Reported results could have been materially different had the Company used a different set of assumptions, estimates and judgments for certain accounting principle applications.


Deferred Tax Assets and Tax Contingencies

It is common for companies to record expenses and accruals before expenses and costs are paid. In the U.S. and most other countries and tax jurisdictions, many deductions for tax return purposes cannot be taken until the expenses are paid.

Similarly, certain tax credits and tax loss carryforwards cannot be used until future periods when sufficient taxable income is generated. In these circumstances, under GAAP, companies accrue for the tax benefit expected to be received in future years if, in the judgment of management, it is "more likely than not" that the company will receive the tax benefits. These benefits (deferred tax assets) are often offset, in whole or in part, by the effects of deferred tax liabilities which relate primarily to deductions available for tax return purposes under existing tax laws and regulations before expenses are reported as expenses under GAAP.

As of December 31, 2003, the Company has $347.8 million of net deferred tax assets on its consolidated balance sheet. For more details associated with this net balance, see note 18 to the accompanying consolidated financial statements.

Since there is no absolute assurance that these assets will be ultimately realized, management annually reviews the Company's deferred tax positions to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can use to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews. If after conducting the periodic review, management determines that the realization of the tax asset does not meet the "more-likely-than-not" criteria, an offsetting valuation allowance is recorded thereby reducing net earnings and the deferred tax asset in that period. For these reasons and since changes in estimates can materially affect net earnings, management believes the accounting estimate related to deferred tax asset valuation reserves is a "critical accounting estimate."

Approximately 85% of the deferred tax assets before valuation allowance at December 31, 2003 relates to the U.S. federal tax jurisdiction. Due to its expectation that the historical profitability of the Company's U.S. portion of the Business and Security Services operations will continue and the lengthy period over which certain of the recorded expenses will become available for deduction on tax returns, management has concluded that it is more likely than not that these net deferred tax assets will be realized. The Company's expectation of future profitability in the U.S. includes a projected improvement in the U.S. operations of BAX Global even though losses have been recorded in the last several years. The Company projects BAX Global's results in the U.S. will improve materially as the U.S. economy strengthens and the demand for expedited freight grows. The Company's expectations for future profitability within the U.S. also include the benefit of the elimination of losses from the former coal operations.

For U.S. state jurisdictions and non-U.S. jurisdictions, the Company has evaluated its ability to fully utilize the net deferred tax assets on an individual jurisdiction basis. Due to a recent history of losses in certain jurisdictions and doubts about whether future operating performance will be sufficiently profitable to realize deferred tax assets, the Company has recorded a $38.5 million valuation allowance at December 31, 2003, including $27.9 million recorded in 2003.

Should tax statutes, the timing of deductibility of expenses, or expectations for future performance change, the Company could decide to revise its valuation allowances, which would increase or decrease tax expense, possibly materially.


Goodwill and Property and Equipment Valuations

At December 31, 2003, the Company has $873 million of property and equipment and $244 million of goodwill, net of accumulated depreciation and amortization. The Company reviews the assets for possible impairment using the guidance in SFAS No. 142, "Goodwill and Other Intangible Assets," for goodwill and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," for property and equipment and other long-lived assets. The review for impairment requires the use of significant judgments about the future performance of the Company's operating subsidiaries.

Goodwill is reviewed for impairment at least annually. The Company estimates the fair value of Brink's and BAX Global, the two reporting units that have goodwill, primarily using estimates of future cash flows. The fair value of the reporting unit is compared to its carrying value to determine if an impairment exists. At December 31, 2003, net goodwill was $78 million at Brink's and $166 million at BAX Global.

To determine if an impairment exists related to property and equipment, the Company compares estimates of the future undiscounted net cash flows of the asset to its carrying value when there is a triggering event for a review. For purposes of assessing impairment, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

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

BAX Global had a profit in 2003 and 2002 and a loss in 2001. Changes to the Company's operations, resources used, and cost structure in 2000 reduced the level of fixed costs in the Intra-America network. In management's opinion, the changes implemented at BAX Global and a return to more normal levels of global economic performance will result in substantial improvement in operating performance and cash flow over time. Based on this judgment, the Company prepared multi-year projections of cash flows for BAX Global, which it used in the impairment analysis for goodwill and long-lived assets. This analysis did not indicate an impairment in goodwill or long-lived assets.

If actual cash flows are significantly lower than projected cash flows, future impairment tests may result in an impairment of a portion or all of BAX Global's goodwill ($166 million at December 31, 2003).


Withdrawal Liabilities

The Company has recorded a $52.0 million estimate for probable withdrawal obligations from two coal-related multi-employer pension plans. The liability, an estimate of the Company's share of any unfunded liability of the plans, is developed using the formulas designated by plan documents and by law. The Company's actual withdrawal liability, if any, will depend on the funded status of the multi-employer pension plans at the time that the Company actually withdraws from the plans. A withdrawal from the plans is triggered by the elimination of or a significant reduction in the hours worked by employees working under UMWA labor agreements.

The estimated withdrawal liabilities at December 31, 2003 are based on the funded status of the plans as of June 30, 2003, the most recent plan measurement date. The estimate may change materially each year until the Company actually withdraws from the plans. Changes in this estimate are recorded in discontinued operations.


Employee and Retiree Benefit Obligations

The Company provides its employees and retirees benefits arising from both Company-sponsored plans (e.g. defined benefit pension plans) and statutory requirements (e.g. medical benefits for otherwise ineligible former employees and nonemployees under the Health Benefit Act). Certain of these benefit obligations require payments to be made by the Company or by trusts funded by the Company over long periods of time.

The primary benefits which require cash payments over an extended period of years are:

o  Defined Benefit Pension obligation

o  Postretirement Medical obligation

o  Health Benefit Act premiums to the Combined Fund

o  Black Lung obligation

As is normal for these benefits, cash payments will be made for periods ranging from the current year to over seventy years from now for certain benefits. The amount of the cash payments and related expenses will be affected over time by inflation, investment returns and market interest rates, changes in the numbers of plan participants and changes in the benefit obligations and/or laws and regulations covering the benefit obligations.

GAAP requires that the Company reevaluate all significant benefit obligations at least annually, and as a result of these reevaluations, the Company records increases or decreases in liabilities and associated expenses over time as required under GAAP.

Below are the critical assumptions that determine the carrying values of liabilities and the resulting annual expense. The plans that are affected by the assumptions discussed are identified parenthetically in the relevant title.

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

The Company selects a discount rate for its pension liabilities after reviewing published long-term yield information for a small number of high-quality fixed-income securities (Moody's AA bond yields) and yields for the broader range of long-term high-quality securities. After considering these factors, the Company selected a discount rate of 6.25% for the valuation as of December 2003. A year ago when market interest rates were higher, the discount rate was 6.75%.

Valuations of plan obligations at each year end and calculations of net periodic expenses for the following year can be materially changed based on the level of market rates and the resulting discount rate chosen.

Below are tables reflecting changes in liability values as of December 31, 2003 and estimated expenses for 2004 based on 100 basis point differences in the discount rate.

Plan Obligations at December 31, 2003


                                            Hypothetical         Actual         Hypothetical
(In millions)                                   5.25%             6.25%             7.25%
--------------------------------------------------------------------------------------------
Primary U.S. pension plan:
    ABO                                  $      681               586                510
    PBO                                         771               656                566
Coal-related postretirement medical:
   Before Medicare Reform Act                   640               572                512
   After Medicare Reform Act                    588               526                471
Black Lung obligations                           68                63                 58
============================================================================================


Projected 2004 Expense


                                            Hypothetical         Actual         Hypothetical
(In millions)                                   5.25%             6.25%             7.25%
--------------------------------------------------------------------------------------------
Primary U.S. pension plan                $       49                31                 17
Coal-related Postretirement Medical:
   Before Medicare Reform Act                    46                43                 41
   After Medicare Reform Act                     40                37                 35
Black Lung obligations                            6                 6                  6
--------------------------------------------------------------------------------------------


Under government regulations, funding requirements for the Company's primary U.S. pension plan are determined using a different set of assumptions than is used for financial accounting purposes. Near-term funding requirements would, therefore, not be affected unless interest rates declined sharply.

Return on Assets (Pension Plan)
The Company's primary U.S. defined benefit pension plan had assets at December 31, 2003 of approximately $542 million. This pension plan's assets are invested primarily using actively managed accounts with asset allocation targets of 47.5% domestic equities and 22.5% international equities, which include a broad array of market cap sizes and investment styles, and 30% fixed income securities. The Company's policy does not permit certain investments, including investments in The Brink's Company common stock, unless part of a commingled fund, or derivative instruments unless used for hedging purposes. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets exceed predetermined limits. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

Pension accounting principles require companies to use estimates of expected asset returns over long periods of time. The Company selects the expected long-term rate of return assumption using advice from its investment advisor and its actuary considering the plan's asset allocation targets and expected overall investment manager performance and a review of its most recent ten-year historical average compounded rate of return. After following the above process, the Company selected 8.75% as its expected long-term rate of return as of December 31, 2003 and 2002.

It is unlikely that in any given year the actual rate of return will be the same as the assumed long-term rate of return. In general, if actual returns exceed the expected long-term rate of return, future levels of expense will go down and vice-versa. Over the last ten years, the annual returns of the Company's primary pension plan have fluctuated from a high of a 28% gain (2003) to a low of a 9% loss (2002) and averaged 10% over the period. During that time period there were six years in which returns exceeded the assumed long-term rate of return and four years, including the three years ended December 31, 2002, with returns below the assumed long-term rate of return.

If the Company were to use a different long-term rate of return assumption, it would affect annual pension expense but would have no immediate effect on funding requirements. For every hypothetical change of 100 basis points in the assumed long-term rate of return on plan assets, the Company's U.S. annual pension plan expense in 2003 would increase or decrease by approximately $5 million before tax.

The reduction (or "credit") to pension expense associated with the assumed investment return fluctuates based on the level of plan assets (over time, the higher the level of assets, the higher the credit and vice versa) and the assumed rate of return (the higher the rate, the higher the credit and vice versa). Plan assets for the Company's U.S. defined benefit plan increased by approximately $111 million in 2003; $24 million since December 31, 2000 as a result of losses in 2001 and 2002.

The Company calculates expected investment returns by applying the expected long-term rate of return to the market-related value of plan assets. The market-related value of the plan assets is different from the actual or fair-market value of the assets. The actual or fair-market value is the value of the assets at a point in time that are available to make payments to pensioners and to cover any transaction costs. The market-related value recognizes changes in fair-value on a straight-line basis over five years. This spreading reduces the effects of year-over-year volatility in the financial markets.

The Company had significant investment losses in the three years ending December 31, 2002 that have not yet fully affected pension expense. The Company expects its pension expense will increase in the next several years because of the amortization of the net investment losses. This will be partially offset by the return earned in 2003.

Inflation Assumptions on Salary Levels (Pension Plan) and Medical Inflation (Postretirement Medical Benefits, Health Benefit Act Medical Benefits) Pension expense and liabilities will vary with the expected rate of salary increases - the higher or lower the annual increase, the higher or lower the liability and expense. The Company expects its salary increase assumption to remain at or about 5%, assuming current rates of inflation.

Changes in medical inflation will affect liability and expense amounts differently for the three plans noted. There is a direct link between medical inflation and expected spending for postretirement medical benefits under the Company-sponsored plan for 2004 and for later years. Future cash payments associated with the Health Benefit Act will reflect only a portion of the effect of medical inflation as a result of statutory limitations on premium growth.

For the retiree medical plan the Company assumed inflation rates of 9% for 2004, and expects these rates will decline to 5% by 2009 for the Company-sponsored plans. The average annual increase in the plan for the last three years has been below 9%. Health Benefit Act liabilities were assumed to have a 4.5% inflation rate. The average annual premium increases over the last three years have been below 4.5%. Because of the volatility of medical inflation it is likely that there will be future adjustments, although the direction and extent of these adjustments cannot be predicted at the present time.

Numbers of Participants (All Plans)
The valuations of all of these benefit plans are affected by the life expectancy of the participants. Accordingly, the Company relies on actuarial information to predict the number and life expectancy of participants. Further, due to the complexity of the contractual relationship with the UMWA for postretirement medical benefits and the application of regulations associated with the Health Benefit Act, the Company's related liability and expense has and will continue to fluctuate as mortality rates change, as new participants are made known to the Company and as the Company and others investigate the application of the regulations. As a result, the Company's liabilities under its plans will vary as the expected number and life expectancy of participants change.

Changes in Laws
The Company's valuations of its liabilities are determined under existing laws and regulations. Changes in laws and regulations which affect the ultimate level of liabilities and expense are reflected once the changes are final and their impact can be reasonably estimated. Recent changes in laws that provide government subsidies for amounts paid for pharmaceuticals for Medicare-eligible medical plan participants are expected to reduce the Company's liability. Changes in black lung regulations in 2000 could increase the Company's total liability. Changes in laws directed at changing the funding available for medical benefits related to nonemployee beneficiaries under the Health Benefit Act could significantly reduce the Company's ultimate liability for certain postretirement medical benefits.


Workers' Compensation

Besides the effects of changes in medical costs, workers' compensation costs are affected by the severity and types of injuries, changes in state regulations and their application and the quality of programs which assist an employee's return to work. The Company's liability for future payments for workers' compensation claims is evaluated annually with the assistance of its actuary.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003, "FIN 46R"), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through a means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") after December 31, 2003.

The Company is evaluating the impact of applying FIN 46R to existing VIEs in which it has variable interests and has not yet completed this analysis. As the Company continues to evaluate the impact of applying FIN 46R, additional entities may be identified that would need to be consolidated by the Company. The implementation of this new standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2003, the FASB issued SFAS No. 132R, "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS No. 132R requires additional disclosures about defined benefit pension plans and other postretirement benefit plans; it does not change the way liabilities are valued and expenses are calculated for those plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored pension plans, disclosures relating to plan asset investment policy and practices, disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans. Disclosures applicable to the Company's U.S. pension and retirement plans are required to be made in the Company's consolidated financial statements for the year ended December 31, 2003. Disclosures relating to the Company's non-U.S. plans will be required for the year ending December 31, 2004. See note 4 to the consolidated financial statements for the required disclosures.

Forward-Looking Information
--------------------------------------------------------------------------------

Certain of the matters discussed herein, including statements regarding the expectation of significant ongoing expenses and cash outflows related to former coal operations, operational efficiencies, economic condition and the movement of certain coal-related expenses to continuing operations being indicators of future performance, the recordation of future gains and impairment charges, the reversal of valuation reserves, the anticipated decline of expenses and payments related to the former coal business, increases in pension and health care expense, the benefits to Brink's European operating results in the first half of 2004 of management changes and workforce reductions, the impact of the national "Do Not Call" list on BHS, the impact that the refusal of police departments to respond to calls from alarm companies without visual verification would have on BHS' results of operations, the duration of the shift from expedited to deferred delivery, possible increases in the absolute weight of expedited freight in an improving economy, the continuing effects of the weak European economy on BAX Global's performance, expected tax receivables from Virginia, projected payments and expenses related to legacy liabilities of former coal operations, expected coal-related tax benefits, the estimated payout period for annual Combined Fund premiums, the timing of and liability for withdrawal from coal-related multi-employer pension plans, the classification of expenses related to the former natural resources businesses in 2004 and beyond, the expectation that the Company will recognize additional pre-tax gains in discontinued operations in the first and second quarters of 2004, the expected recognition of a gain in 2004 as reclamation related liabilities are transferred to the buyer of the West Virginia coal properties, expected costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the possibility that Venezuela may be considered highly inflationary again, the impact of the disposal of the coal business on the volatility of cash flow, expected payments in 2004 related to the transfer of the timber business, capital expenditures in 2004, the completion of IT projects at BAX Global, expenditures for aircraft heavy maintenance in 2004, estimated contractual obligations for the next five and later years, the adequacy of sources of liquidity to meet the Company's near term requirements, the use of earnings from foreign subsidiaries and equity affiliates, possible pension plan funding, the replacement of some of the Company's surety bonds due to the assumption of various reclamation obligations by purchasers of the

Company's former coal operations, the ability of the Company to provide letters of credit or other collateral to replace any surety bonds that are not renewed in the future, future contributions to and use of the VEBA, the amount and timing of additional FBLET refunds, if any, the outcome of pending litigation, estimated remaining clean-up, operational and maintenance costs for the Tankport matter, estimates for coal-related contingent liabilities, the likelihood of losses due to non-performance by parties to hedging instruments, the expectation that the Company will realize the benefit of net deferred tax assets, improvements in the results, operating performance and cash outflows of BAX Global as global economies strengthen and the demand for expedited freight grows and the possible impairment of goodwill if BAX Global's projections are incorrect, expected increase in the pension plan investment credit, the Company's salary increase assumption, changes in the assumed level of inflation for a number of the Company's benefit plans and the impact of recent changes in law on the Company's liabilities, involve forward-looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those which are anticipated.

Such risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, the timing of the pass-through of costs by third parties and governmental authorities relating to the disposal of the coal assets, retirement decisions by mine workers, black lung claims incidence, the number of dependents of mine workers for whom benefits are provided, actual medical and legal expenses related to benefits, the funding and benefit levels of multi-employer plans and pension plans, changes in inflation rates and interest rates, acquisitions and dispositions made by the Company in the future, the completion and processing of permit replacement documentation and the ability of the purchasers of coal assets to post the required bonds, the return to profitability of operations in jurisdictions where the Company has recorded valuation adjustments, the ability of Brink's management to effectively address economic and other pressures in Europe, costs associated with Brink's workforce reductions, the number of participants on the "Do Not Call" list, BHS' ability to market through channels other than outbound telemarketing, the ability of the home security industry to dissuade law enforcement and municipalities from refusing to respond to alarms, the willingness of BHS' customers to pay for private response personnel or other alternatives to police responses to alarms, the ability of businesses to satisfy their obligations through the use of deferred delivery, BAX Global's ability to manage costs, the release of the remaining escrowed timber purchase price, the amount of work performed by third parties in connection with the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the demand for capital by the Company in the U.S. and the availability of such capital, significant changes in the utilization of leased or owned aircraft, the unanticipated need for significant liquidity, the ability and willingness of the Company's lenders to provide liquidity, the cash, debt, and tax position and growth needs of the Company, the funding of and accounting for the VEBA, positions taken by governmental authorities with respect to claims for FBLET refunds and Virginia tax receivables, discovery of new facts relating to civil suits, the addition of claims or changes in damages sought by adverse parties, changes in the scope or method of remediation or monitoring of the Tankport property, the nature of the Company's hedging relationships, the deferral of air freight in the U.S., the financial performance of the Company, overall economic and business conditions, foreign currency exchange rates, the impact of continuing initiatives to control costs and increase profitability, pricing and other competitive industry factors, fuel prices, new government regulations, legislative initiatives, judicial decisions, variations in costs or expenses and the ability of counterparties to perform.

STATEMENT OF MANAGEMENT RESPONSIBILITY
--------------------------------------------------------------------------------

The management of The Brink's Company (the "Company") is responsible for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America. Management has also prepared the other information in the annual report and is responsible for its accuracy.

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

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
The Brink's Company

We have audited the accompanying consolidated balance sheets of The Brink's Company and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Brink's Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


/s/ KPMG LLP

KPMG LLP
Richmond, Virginia
February 4, 2004

                               THE BRINK'S COMPANY
                                and subsidiaries

                           Consolidated Balance Sheets
--------------------------------------------------------------------------------



                                                                                December 31,
(In millions, except per share amounts)                                  2003                 2002
-----------------------------------------------------------------------------------------------------
                                 ASSETS

Current assets:
   Cash and cash equivalents                                      $     128.7                 102.3
   Accounts receivable, (net of estimated uncollectible
     amounts: 2003 - $27.6; 2002 - $35.5)                               580.3                 540.0
   Prepaid expenses and other current assets                             59.8                  58.4
   Deferred income taxes                                                 91.7                  81.3
-----------------------------------------------------------------------------------------------------
       Total current assets                                             860.5                 782.0

Property and equipment, net                                             873.2                 871.2
Goodwill, net                                                           244.1                 227.9
Investments held by Voluntary Employees' Beneficiary Association trust  105.2                  18.2
Deferred income taxes                                                   282.7                 349.3
Other                                                                   182.9                 211.3
-----------------------------------------------------------------------------------------------------

       Total assets                                               $   2,548.6               2,459.9
=====================================================================================================

                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term borrowings                                          $      35.8                  41.8
   Current maturities of long-term debt                                  17.2                  13.3
   Accounts payable                                                     286.9                 261.9
   Accrued liabilities                                                  504.2                 476.3
-----------------------------------------------------------------------------------------------------
       Total current liabilities                                        844.1                 793.3

Long-term debt                                                          221.5                 304.2
Accrued pension costs                                                    86.6                 122.6
Postretirement benefits other than pensions                             504.2                 471.7
Deferred revenue                                                        130.7                 127.0
Deferred income taxes                                                    26.5                  28.4
Other                                                                   239.4                 231.5
-----------------------------------------------------------------------------------------------------
       Total liabilities                                              2,053.0               2,078.7

Commitments and contingent liabilities
   (notes 4, 6, 13, 14, 15, 18 and 23)

Shareholders' equity:
   Common stock, par value $1 per share:
     Authorized: 100.0 shares
     Issued and outstanding:  54.3 shares                                54.3                  54.3
   Capital in excess of par value                                       383.0                 383.0
   Retained earnings                                                    237.2                 213.1
   Employee benefits trust, at market value                             (14.0)                (33.0)
   Accumulated other comprehensive income (loss):
      Minimum pension liabilities                                      (122.1)               (137.2)
      Foreign currency translation                                      (45.6)                (93.5)
      Unrealized gains (losses) on cash flow hedges                       0.1                  (5.2)
      Unrealized gains (losses) on marketable securities                  2.7                  (0.3)
-----------------------------------------------------------------------------------------------------
       Accumulated other comprehensive loss                            (164.9)               (236.2)
-----------------------------------------------------------------------------------------------------

       Total shareholders' equity                                       495.6                 381.2
-----------------------------------------------------------------------------------------------------

       Total liabilities and shareholders' equity                 $   2,548.6               2,459.9
=====================================================================================================

See accompanying notes to consolidated financial statements.

                               THE BRINK'S COMPANY
                                and subsidiaries

                      Consolidated Statements of Operations
--------------------------------------------------------------------------------


                                                                              Years Ended December 31,
------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)                                   2003           2002         2001
------------------------------------------------------------------------------------------------------------
Revenues                                                             $  3,998.6        3,733.8      3,584.0

Expenses:

Operating expenses                                                      3,404.2        3,136.1      3,047.3
Selling, general and administrative expenses                              520.6          470.6        451.5
------------------------------------------------------------------------------------------------------------
   Total expenses                                                       3,924.8        3,606.7      3,498.8
Gain on sale of equity interest                                            10.4            -            -
Other operating income, net                                                15.6            5.2         12.6
------------------------------------------------------------------------------------------------------------

Operating profit                                                           99.8          132.3         97.8

Interest income                                                             6.2            3.1          4.6
Interest expense                                                          (25.4)         (23.0)       (32.3)
Stabilization Act compensation                                              -              5.9          -
Other income (expense), net                                                 2.3           (5.2)         0.2
Minority interest                                                          (9.0)          (3.3)        (6.9)
------------------------------------------------------------------------------------------------------------
   Income from continuing operations before income taxes                   73.9          109.8         63.4
Provision for income taxes                                                 55.7           40.4         25.1
------------------------------------------------------------------------------------------------------------

Income from continuing operations                                          18.2           69.4         38.3
------------------------------------------------------------------------------------------------------------

Income (loss) from discontinued operations
   (Years ended December 31, 2002 and 2001 include certain
   retained expenses of $2 million and $53 million, respectively, of former coal operations which, beginning in 2003, are recorded
   in continuing operations. See note 6.)                                  11.2          (43.3)       (21.7)
------------------------------------------------------------------------------------------------------------

Net income                                                           $     29.4           26.1         16.6
============================================================================================================


Net income (loss) per common share
Basic:
    Continuing operations                                            $     0.34           1.31         0.74
    Discontinued operations                                                0.21          (0.83)        0.43)
------------------------------------------------------------------------------------------------------------
                                                                     $     0.55           0.48         0.31
------------------------------------------------------------------------------------------------------------
Diluted:
    Continuing operations                                            $     0.34           1.30         0.73
    Discontinued operations                                                0.21          (0.82)       (0.42)
------------------------------------------------------------------------------------------------------------
                                                                     $     0.55           0.48         0.31
============================================================================================================

See accompanying notes to consolidated financial statements.

                               THE BRINK'S COMPANY
                                and subsidiaries

             Consolidated Statements of Comprehensive Income (Loss)
--------------------------------------------------------------------------------



                                                                              Years Ended December 31,
-------------------------------------------------------------------------------------------------------------
(In millions)                                                               2003         2002         2001
-------------------------------------------------------------------------------------------------------------
Net income                                                             $   29.4           26.1         16.6
Other comprehensive income (loss):
    Minimum pension liability adjustments:
      Adjustment to minimum pension liability                              27.1         (210.8)        (9.9)
      Tax benefit (expense) related to minimum pension
        liability adjustment                                              (12.0)          80.1          3.4
-------------------------------------------------------------------------------------------------------------
      Minimum pension liability adjustments, net of tax                    15.1         (130.7)        (6.5)
-------------------------------------------------------------------------------------------------------------

    Foreign currency:
      Translation adjustments                                              47.0            8.1        (28.4)
      Reclassification adjustment for losses included in net income         0.9            -            0.5
-------------------------------------------------------------------------------------------------------------
      Foreign currency translation adjustments                             47.9            8.1        (27.9)
-------------------------------------------------------------------------------------------------------------

    Cash flow hedges:
      Unrealized net gains (losses) on cash flow hedges                     2.4           (4.2)         2.4
      Tax benefit (expense) related to unrealized net gains (losses)
        on cash flow hedges                                                (0.7)           1.3         (1.0)
      Reclassification adjustment for net losses
        realized in net income                                              5.2            3.5          3.9
      Tax benefit related to net losses
        realized in net income                                             (1.6)          (1.1)        (1.4)
-------------------------------------------------------------------------------------------------------------
      Unrealized net gains (losses) on cash flow hedges, net of tax         5.3           (0.5)         3.9
-------------------------------------------------------------------------------------------------------------

    Marketable securities:
      Unrealized net gains on marketable securities                         4.4            0.6          3.5
      Tax expense related to unrealized net gains on
        marketable securities                                              (1.5)          (0.2)        (1.2)
      Reclassification adjustment for net losses (gains)
        realized in net income                                              0.2           (0.8)        (4.0)
      Tax expense (benefit) related to net losses (gains)
        realized in net income                                             (0.1)           0.2          1.4
-------------------------------------------------------------------------------------------------------------
      Unrealized net gains (losses) on marketable securities,
        net of tax                                                          3.0           (0.2)        (0.3)
-------------------------------------------------------------------------------------------------------------

Other comprehensive income (loss)                                          71.3         (123.3)       (30.8)
-------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                            $  100.7          (97.2)       (14.2)
=============================================================================================================

See accompanying notes to consolidated financial statements.

                               THE BRINK'S COMPANY
                                and subsidiaries

                 Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

Years Ended December 31, 2003, 2002 and 2001


                                                            Capital                       Accumulated
                                                           in Excess           Employee      Other
                                        Preferred  Common   of Par   Retained  Benefits  Comprehensive
(In millions)                             Stock     Stock    Value   Earnings    Trust       Loss       Total
---------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2000        $   0.2      51.8     348.8     182.6    (25.5)      (82.1)      475.8

Net income                                 -         -         -        16.6      -           -          16.6
Other comprehensive loss                   -         -         -         -        -         (30.8)      (30.8)
Dividends:
   Common stock ($0.10 per share)          -         -         -        (5.1)     -           -          (5.1)
   Preferred stock ($31.25 per share)      -         -         -        (0.7)     -           -          (0.7)
Employee benefits trust:
   Shares issued to trust                  -         2.5      51.6       -      (54.1)        -           -
   Remeasurement                           -         -         2.4       -       (2.4)        -           -
   Shares used for employee benefit
     programs                              -         -        (2.7)      -       23.1         -          20.4
Tax benefit of stock options exercised     -         -         0.1       -        -           -           0.1
Other                                      -         -        (0.1)     (0.1)     -           -          (0.2)
---------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2001            0.2      54.3     400.1     193.3    (58.9)     (112.9)      476.1

Net income                                 -         -         -        26.1      -           -          26.1
Other comprehensive loss                   -         -         -         -        -        (123.3)     (123.3)
Dividends:
   Common stock ($0.10 per share)          -         -         -        (5.2)     -           -          (5.2)
   Preferred stock ($31.25 per share)      -         -         -        (0.5)     -           -          (0.5)
Repurchase shares of:
   Common stock                            -         -        (0.3)      -        -           -          (0.3)
   Preferred stock                        (0.2)      -       (10.0)     (0.6)     -           -         (10.8)
Employee benefits trust:
   Remeasurement                           -         -        (5.3)      -        5.3         -           -
   Shares used for employee benefit
     programs                              -         -        (1.7)      -       20.6         -          18.9
Tax benefit of stock options exercised     -         -         0.2       -        -           -           0.2
---------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2002            -        54.3     383.0     213.1    (33.0)     (236.2)      381.2

Net income                                 -         -         -        29.4      -           -          29.4
Other comprehensive income                 -         -         -         -        -          71.3        71.3
Common stock dividends ($0.10 per share)   -         -         -        (5.3)     -           -          (5.3)
Employee benefits trust:
   Remeasurement                           -         -        (0.1)      -        0.1         -           -
   Shares used for employee benefit
     programs                              -         -        (0.1)      -       18.9         -          18.8
Tax benefit of stock options exercised     -         -         0.2       -        -           -           0.2
---------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2003        $   -        54.3     383.0     237.2    (14.0)     (164.9)      495.6
===============================================================================================================

See accompanying notes to consolidated financial statements.

                               THE BRINK'S COMPANY
                               and subsidiaries

                      Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------



                                                                              Years Ended December 31,
--------------------------------------------------------------------------------------------------------------
(In millions)                                                              2003         2002           2001
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:

Net income                                                             $   29.4           26.1         16.6
Adjustments to reconcile net income to net cash provided by
  operating activities:
   (Income) loss from discontinued operations, net of tax                 (11.2)          43.3         21.7
   Depreciation and amortization                                          168.0          149.9        156.2
   Impairment charges from subscriber disconnects                          34.3           32.3         33.8
   Amortization of deferred revenue                                       (25.0)         (23.9)       (23.9)
   Impairment of other long-lived assets                                    1.3           15.8          1.4
   Aircraft heavy maintenance expense                                      21.3           30.6         32.4
   Deferred income taxes                                                   30.2           (0.5)        (5.8)
   Provision (credit) for uncollectible accounts receivable                (1.1)           3.2         11.9
   Other operating, net                                                     3.5           22.9         13.1
   Postretirement benefit funding (more) less than expense:
     Pension                                                                4.6          (23.8)         8.5
     Other than pension                                                     9.5            0.7          0.9
   Change in operating assets and liabilities, net of effects of acquisitions:
     Accounts receivable                                                   12.5          (14.6)        41.9
     Accounts payable and accrued liabilities                              (6.8)          19.1        (23.4)
     Deferred subscriber acquisition cost                                 (18.4)         (17.7)       (14.9)
     Deferred revenue from new subscribers                                 28.2           27.1         27.0
     Other, net                                                             1.3            7.2          3.6
   Discontinued operations, net                                            19.2          (56.4)        19.1
--------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                            300.8          241.3        320.1
--------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

Capital expenditures                                                     (202.7)        (193.4)      (185.8)
Aircraft heavy maintenance expenditures                                   (23.9)         (31.0)       (15.5)
Cash proceeds from:
   Disposal of former natural resource interests                          119.4           42.3          -
   Monetization of notes receivable and royalty agreement
     related to sale of former coal operations                             26.0            -            -
   Disposal of other property and equipment                                18.7            5.3          1.9
   Disposal of other assets and investments                                 -              -            7.3
Acquisitions                                                               (8.1)          (0.1)        (8.4)
Contributions to Voluntary Employees' Beneficiary Association trust       (82.0)           -            -
Other, net                                                                 (0.8)          (0.9)        (6.3)
Discontinued operations, net                                               (8.8)         (30.6)       (18.3)
--------------------------------------------------------------------------------------------------------------
     Net cash used by investing activities                               (162.2)        (208.4)      (225.1)
--------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

Long-term debt:
   Additions                                                               81.7          294.7        107.7
   Repayments                                                            (185.4)        (304.1)      (185.8)
Short-term borrowings (repayments), net                                   (15.1)           9.1        (23.0)
Repurchase of stock                                                         -            (11.1)         -
Dividends                                                                  (5.3)          (5.7)        (5.8)
Other, net                                                                  1.1            0.4          5.2
--------------------------------------------------------------------------------------------------------------
     Net cash used by financing activities                               (123.0)         (16.7)      (101.7)
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                    10.8           (0.6)        (4.4)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       26.4           15.6        (11.1)
Cash and cash equivalents at beginning of year                            102.3           86.7         97.8
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $  128.7          102.3         86.7
==============================================================================================================

See accompanying notes to consolidated financial statements.

                               THE BRINK'S COMPANY
                                and subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Basis of Presentation

The Brink's Company (along with its subsidiaries, the "Company") has three operating segments within its "Business and Security Services" businesses:

o  Brink's, Incorporated ("Brink's")

o  Brink's Home Security, Inc. ("BHS")

o  BAX Global Inc. ("BAX Global")

The Company has significant liabilities associated with its former coal operations and expects to have significant ongoing expenses and cash outflows related to former coal operations. At December 31, 2003, the Company had approximately $105 million of assets held by a Voluntary Employees' Beneficiary Association trust ("VEBA") available to pay a portion of these liabilities.

During 2003 and 2002, the Company sold essentially all of its natural resource businesses and interests, and the results of these operations have been reclassified to discontinued operations.

In May 2003, the Company's shareholders approved a proposal to change the Company's name to "The Brink's Company." The Company's shares now trade on the New York Stock Exchange under the symbol "BCO." The Company's shares previously traded on the New York Stock Exchange under the symbol "PZB."

Principles of Consolidation

The consolidated financial statements include the accounts of The Brink's Company and the subsidiaries it controls, including all subsidiaries that are majority owned. The Company's interest in 20% to 50% owned companies are accounted for using the equity method ("equity affiliates"), unless control exists, in which case consolidation accounting is used. Control is determined based on ownership rights or, when applicable, based on whether the Company is considered the primary beneficiary of a variable interest entity. Undistributed earnings of equity affiliates included in consolidated retained earnings approximated $33 million at December 31, 2003. All material intercompany items and transactions have been eliminated in consolidation.

Revenue Recognition

Brink's - Revenue is recognized when services are performed. Services related to armored car transportation, ATM servicing, cash logistics and coin sorting and wrapping are performed in accordance with the terms of customer contracts, which contract prices are fixed and determinable. Brink's assesses the customer's ability to meet the terms of the contract, including payment terms, before entering into contracts.

BHS - Monitoring revenues are recognized monthly as services are provided pursuant to the terms of customer contracts, which contract prices are fixed and determinable. BHS assesses the customer's ability to meet the terms of the contract, including payment terms, before entering into contracts. Amounts collected in advance from customers for monitoring and related services are deferred and recognized as income over the applicable monitoring period, which is generally one year or less. Nonrefundable installation revenues and a portion of the related direct costs of acquiring new subscribers (primarily sales commissions) are deferred and recognized over the estimated term of the subscriber relationship, which is generally 15 years. When an installation is identified for disconnection, any unamortized deferred revenues and deferred costs related to that installation are recognized at that time.

BAX Global - Revenues related to transportation services are recognized, together with related variable transportation costs, on the date shipments depart from facilities en route to destination locations. BAX Global and its customer agree to the terms of the shipment, including pricing, prior to shipment. Pricing terms are fixed and determinable, and BAX Global only agrees to shipments when it believes that collectibility is reasonably assured.


Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and customer specific data. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has an accounts receivable securitization program (described in note 14), which is accounted for as a sale under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

Property and Equipment

Property and equipment is accounted for at cost. Depreciation is calculated principally on the straight-line method. Amortization of capitalized software is calculated principally on the straight-line method.

  Estimated Useful Lives                                  Years
--------------------------------------------------------------------
  Buildings                                            10 to 40
  Building leasehold improvements                       1 to 25
  Home security systems                                      15
  Vehicles                                              3 to 12
  Aircraft and related assets                            1 to 5
  Other machinery and equipment                         3 to 20
  Machinery and equipment leasehold improvements        1 to 10
  Capitalized software                                   3 to 7
====================================================================


Expenditures for routine maintenance and repairs on property and equipment, including aircraft, are charged to expense. Major renewals, betterments and modifications are capitalized and amortized over the lesser of the remaining life of the asset or, if applicable, lease term. Scheduled airframe and periodic engine overhaul costs are capitalized when incurred and amortized over the flying time to the next scheduled maintenance date.

BHS retains ownership of most home security systems installed at subscriber locations. Costs for those systems are capitalized and depreciated over the estimated lives of the assets. Costs capitalized as part of home security systems include equipment and materials used in the installation process, direct labor required to install the equipment at customer sites, and other costs associated with the installation process. These other costs include the cost of vehicles used for installation purposes and the portion of telecommunication, facilities and administrative costs incurred primarily at BHS' branches that are associated with the installation process. In 2003, direct labor and other costs represented approximately 71% of the amounts capitalized, while equipment and materials represented approximately 29% of amounts capitalized. In addition to regular straight-line depreciation expense each period, the Company charges to expense the carrying value of security systems estimated to be permanently disconnected based on each period's actual disconnects and historical reconnection experience.

The costs of computer software developed or obtained for internal use are accounted for in accordance with AICPA Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. Costs that are capitalized include external direct costs of materials and services to develop or obtain the software, and internal costs for employees directly associated with a software development project, including compensation and employee benefits. Amortization of capitalized software costs was $20.2 million in 2003, $19.8 million in 2002 and $15.1 million in 2001.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Prior to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" in January 2002, goodwill was amortized over the estimated period of benefit on a straight-line basis up to a maximum of 40 years. Since the adoption of SFAS No. 142, amortization of goodwill has been discontinued; goodwill amortization in 2001 was approximately $9.5 million.

A reconciliation of net income and net income per share for the year ended December 31, 2001 as reported in the consolidated statements of operations, to net income and net income per share, as adjusted to exclude goodwill amortization expense (net of tax effects), is presented below:



                                                               Years Ended December 31,
(In millions, except per share amounts)                   2003           2002           2001
-----------------------------------------------------------------------------------------------
Reported net income                               $       29.4           26.1           16.6
Goodwill amortization, net of tax effects                  -              -              8.3
-----------------------------------------------------------------------------------------------
Net income as adjusted                            $       29.4           26.1           24.9
===============================================================================================

Reported diluted net income per share             $       0.55           0.48           0.31
Goodwill amortization, net of tax effects                  -             -              0.16
-----------------------------------------------------------------------------------------------
Diluted net income per share as adjusted          $       0.55           0.48           0.47
===============================================================================================


Impairment of Long-Lived Assets

In 2002, the Company adopted SFAS No. 142 as its accounting policy to review and account for goodwill. In 2002, the Company also adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as its policy to review and account for the impairment of long-lived assets other than goodwill, including property and equipment and certain other noncurrent assets. Prior to the adoption of SFAS Nos. 142 and 144, long-lived assets were reviewed for impairment under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of."

Under SFAS No. 142, goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead is tested for impairment at least annually. The Company completed goodwill impairment tests during 2002 and 2003 with no impairment charges required. The Company based its estimate of fair value during the 2003 annual impairment review of goodwill at BAX Global on discounted projections of BAX Global's future cash flows. If actual cash flows are significantly lower than projected cash flows, future impairment tests may result in an impairment of a portion or all of BAX Global's goodwill ($166 million at December 31, 2003).

Long-lived assets besides goodwill are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For long-lived assets other than goodwill that are to be held and used, an impairment is recognized when the estimated total undiscounted cash flow associated with the asset or group of assets is less than carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Assets held for sale are carried at the lower of carrying value or fair value less cost to sell. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. See note 9.

Investments Held by VEBA Trust

The Company has a VEBA designed to tax efficiently fund certain retiree medical liabilities, primarily for retired coal miners and their dependents. The Company may not use the VEBA's assets for other corporate purposes. Through December 31, 2003, the Company accounted for the investments held by its VEBA as marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments held by the VEBA were classified as available-for-sale and reported at fair value. Unrealized gains and losses were recognized in other comprehensive income (loss) and realized gains and losses were recognized in earnings. Realized gains and losses were computed based on the average cost method.

Subsequent to December 31, 2003, the Company restricted the use of the VEBA's assets to be available only to pay for coal-related postretirement benefits other than pensions. The Company accounts for these benefits under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company will begin reflecting the VEBA as a plan asset, as required by SFAS No. 106, in its 2004 consolidated financial statements.

Equity-Based Compensation

The Company accounts for its equity-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, since options are granted with an exercise price equal to the market price of the stock on the date of grant, the Company has not recognized any compensation expense related to its stock option plans. See note 16.

Had compensation costs for the Company's stock option plans been determined based on the fair value of awards at the grant dates consistent with the optional recognition provision of SFAS No. 123, "Accounting for Stock Based Compensation," net income and net income per share would have been the pro forma amounts indicated below:



                                                                          Years Ended December 31,
(In millions, except per share amounts)                              2003             2002            2001
-------------------------------------------------------------------------------------------------------------
Net income

   As reported                                                  $    29.4             26.1            16.6
   Less equity-based compensation expense determined
     under fair value method, net of related tax effects             (4.7)           (4.4)            (5.0)
-------------------------------------------------------------------------------------------------------------
   Pro forma                                                    $    24.7             21.7            11.6
=============================================================================================================

Net income per share

   Basic, as reported                                           $    0.55             0.48            0.31
   Basic, pro forma                                                  0.47             0.40            0.21
   Diluted, as reported                                         $    0.55             0.48            0.31
   Diluted, pro forma                                                0.46             0.39            0.21
=============================================================================================================


The fair value of each stock option grant is estimated at the time of the grant using the Black-Scholes option-pricing model. Pro forma net income and net income per share disclosures are computed by amortizing the estimated fair value of the grants over vesting periods.

The assumptions used and the resulting weighted-average grant-date estimates of fair value for options granted are as follows:

                                                  Years Ended December 31,
                                               2003      2002            2001
--------------------------------------------------------------------------------

Options granted
   In millions                                  0.6        1.0            1.2
   Weighted-average exercise price          $ 15.24      21.50          21.03

Assumptions

   Expected dividend yield                      0.5%       0.5%           0.5%
   Expected volatility                           37%        37%            38%
   Risk-free interest rate                      2.3%       3.7%           4.8%
   Expected term (in years)                     4.0        4.0            4.6

Fair value estimates

   In millions                              $   3.0        6.6            9.6
   Per share                                $  4.69       6.97           8.10
================================================================================

Postretirement Benefits Other Than Pensions

Postretirement benefits other than pensions, except for those established pursuant to the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires employers to accrue the cost of retirement benefits during the employees' service with the Company. Actuarial gains and losses are deferred. The portion of the deferred gains or losses that exceeds 10% of the accumulated postretirement benefit obligation at the beginning of the year is amortized into earnings generally over the average remaining life expectancy for inactive participants. Postretirement benefit obligations established by the Health Benefit Act are recorded as a liability when they are probable and estimable in accordance with Emerging Issues Task Force ("EITF") No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992."


Income Taxes

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been reported in different years for financial statement purposes than tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.

Foreign Currency Translation

The Company's consolidated financial statements are reported in U.S. dollars. A substantial amount of the Company's business is transacted in other currencies due to the large number of countries in which the Company operates. In addition, the Company's foreign subsidiaries maintain their records primarily in the currency of the country within which they operate. Accordingly, income, expense and balance sheet values must be translated into U.S. dollars. The value of assets and liabilities of foreign subsidiaries are translated into U.S. dollars using rates of exchange at the balance sheet date and resulting cumulative translation adjustments are recorded as a separate component of accumulated other comprehensive loss. Revenues and expenses are translated at rates of exchange in effect during the year. Transaction gains and losses and translation adjustments relating to subsidiaries in countries with highly inflationary economies are included in net income.

Derivative Instruments and Hedging Activities

All derivative instruments are recorded in the consolidated balance sheet at fair value. If the derivative has been designated as a cash flow hedge, changes in the fair value are recognized in other comprehensive income (loss) until the hedged transaction is recognized in earnings.

Former Coal Operations

The following accounting policies of the Company's former coal operations were in effect through December 2002, at which point the Company completed its exit of the coal business.

Revenue Recognition
Coal sales were generally recognized when coal was loaded onto transportation vehicles for shipment to customers. For domestic sales, this generally occurred when coal was loaded onto railcars at mine locations. For export sales, this generally occurred when coal was loaded onto marine vessels at terminal facilities. Coal sales are included as a component of the Company's income
(loss) from discontinued operations.

Property, Plant and Equipment
Depletion of bituminous coal lands was provided on the basis of tonnage mined in relation to the estimated total of recoverable tonnage in the ground and are included as a component of the Company's income (loss) from discontinued operations.

Mine development costs were capitalized and amortized over the estimated useful life of the mine. These costs included expenses incurred for site preparation and development at the mines during the development stage. A mine was considered under development until management determined that all planned production units were in place and the mine was available for commercial operation and the mining of coal. The amortization is included as a component of the Company's income
(loss) from discontinued operations.

Reclamation Costs
In 2003, the Company accounted for its remaining reclamation liabilities under SFAS No. 143, "Accounting for Asset Retirement Obligations." Prior to this, expenditures relating to environmental regulatory requirements and reclamation costs undertaken during mine operations were expensed as incurred. Estimated site restoration and post closure reclamation costs were expensed using the units of production method over the estimated recoverable tonnage at each mine. In each case, these charges were included as a component of the income (loss) from discontinued operations in the Company's consolidated statements of operations. Accrued reclamation costs are subject to review by management on a regular basis and are revised when appropriate for changes in future estimated costs and/or regulatory requirements. Any revisions result in the recording of a charge or benefit. Accrued reclamation costs for mines are included in either current or noncurrent liabilities in the Company's consolidated balance sheets.

Inventories
Inventories were stated at cost (determined under the first-in, first-out or average cost method) or market, whichever was lower.

Use of Estimates

In accordance with accounting principles generally accepted in the U.S., management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Actual results could differ materially from those estimates. The most significant estimates used by management are related to goodwill and long-lived assets, heavy maintenance expense, pension and other postretirement benefit obligations, withdrawal liability from United Mine Workers of America pension plans, and deferred tax assets.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003, "FIN 46R"), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through a means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") after December 31, 2003.

The Company is evaluating the impact of applying FIN 46R to existing VIEs in which it has variable interests and has not yet completed this analysis. As the Company continues to evaluate the impact of applying FIN 46R, additional entities may be identified that would need to be consolidated by the Company. The implementation of this new standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2003, the FASB issued SFAS No. 132R, "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS No. 132R requires additional disclosures about defined benefit pension plans and other postretirement benefit plans; it does not change the way liabilities are valued and expenses are calculated for those plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored pension plans, disclosures relating to plan asset investment policy and practices, disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans. Disclosures applicable to the Company's U.S. pension and retirement plans are required to be made in the Company's consolidated financial statements for the year ended December 31, 2003. Disclosures relating to the Company's non-U.S. plans will be required for the year ending December 31, 2004. See note 4 to the consolidated financial statements for the required disclosures.

NOTE 2 - SEGMENT INFORMATION
--------------------------------------------------------------------------------

The Company conducts business in three different operating segments: Brink's, BHS, and BAX Global (collectively "Business and Security Services"). These reportable segments are identified by the Company based on how resources are allocated and how operating decisions are made. Management evaluates performance and allocates resources based on operating profit or loss excluding corporate allocations.

Brink's offers services globally including armored car transportation, automated teller machine ("ATM") replenishment and servicing, currency and deposit processing including its "Cash Logistics" operations, coin sorting and wrapping, arranging the secure air transportation of valuables ("Global Services") and the deploying and servicing of safes and safe control devices, including its patented CompuSafe(R) service. Brink's operates in approximately 50 countries.

BHS offers monitored security services in North America primarily for owner-occupied, single-family residences. To a lesser extent, BHS offers security services for commercial properties. BHS typically installs and owns the on-site security systems, and charges fees to monitor and service the systems.

BAX Global provides transportation and supply chain management services on a global basis, specializing in the heavy freight market for business-to-business shipping. In North America, BAX Global provides overnight, second day and deferred freight delivery as well as supply chain management services. Internationally, BAX Global provides air and ocean delivery services, freight forwarding services, supply chain management services and international customs brokerage services. BAX Global has approximately 100 stations in the U.S., 160 stations in international locations and has agency agreements with approximately 240 agent locations.

The Company has no single customer that represents more than 10% of its total revenue.



                                    Assets                      Revenues            Operating Profit (Loss)
--------------------------------------------------------------------------------------------------------------
                                December 31,            Years Ended December 31,     Years Ended December 31,
(In millions)             2003       2002     2001      2003     2002      2001      2003      2002      2001
--------------------------------------------------------------------------------------------------------------
Business Segments

Brink's               $   945.2     842.8     801.7 $ 1,689.0   1,579.9  1,536.3   $ 112.5     96.1     92.0
BHS                       410.9     387.5     322.9     310.4     282.4    257.6      71.2     60.9     54.9
BAX Global                763.1     741.6     696.8   1,999.2   1,871.5  1,790.1       3.0     17.6    (27.6)
--------------------------------------------------------------------------------------------------------------
  Business and
   Security Services    2,119.2   1,971.9   1,821.4   3,998.6   3,733.8  3,584.0     186.7    174.6    119.3
Former operations:
   Net deferred tax
     assets               228.0     238.7     244.4       -         -        -         -        -        -
   Other (a)               50.4     158.3     223.6       -         -        -       (69.5)   (19.2)     -
Gain on sale of
   equity interest          -         -         -         -         -        -        10.4      -        -
Corporate:
   VEBA                   105.2      18.2      16.6       -         -        -         -        -        -
   Other (b)               45.8      72.8     117.2       -         -        -       (27.8)   (23.1)   (21.5)
--------------------------------------------------------------------------------------------------------------
                      $ 2,548.6   2,459.9   2,423.2 $ 3,998.6   3,733.8  3,584.0   $  99.8    132.3     97.8
==============================================================================================================

(a) Former coal operations operating loss in 2003 represents ongoing expenses of former coal operations; these types of expenses were classified as discontinued operations in 2002 and 2001. Operating loss in 2002 represents impairment and other charges.
(b)  Includes $87 million of prepaid pension assets in 2001.





                                                Capital Expenditures          Depreciation and Amortization
------------------------------------------------------------------------------------------------------------
                                              Years Ended December 31,           Years Ended December 31,
(In millions)                                 2003       2002    2001           2003       2002       2001
------------------------------------------------------------------------------------------------------------
Business Segments
Brink's                                   $   80.9       79.3    71.3       $   70.6       61.3       60.1
BHS                                           98.0       86.9    81.3           40.1       37.3       31.0
BAX Global (a)                                23.6       27.1    33.1           47.0       44.4       49.4
Corporate                                      0.2        0.1     0.1            2.5        0.3        0.4
------------------------------------------------------------------------------------------------------------
   Property and equipment                    202.7      193.4   185.8          160.2      143.3      140.9
Amortization of BHS deferred subscriber
   acquisition costs                           -          -       -              7.8        6.6        5.8
Goodwill amortization:
   Brink's                                     -          -       -              -          -          2.1
   BAX Global                                  -          -       -              -          -          7.4
------------------------------------------------------------------------------------------------------------
                                               -          -       -              -          -          9.5
------------------------------------------------------------------------------------------------------------
                                          $  202.7      193.4   185.8       $  168.0      149.9      156.2
------------------------------------------------------------------------------------------------------------

(a) Excludes aircraft heavy maintenance expenditures and amortization.



                                                                              Years Ended December 31
------------------------------------------------------------------------------------------------------------
(In millions)                                                            2003          2002           2001
------------------------------------------------------------------------------------------------------------
Other BHS Information

Impairment charges from subscriber disconnects                    $       34.3         32.3           33.8
Amortization of deferred revenue                                         (25.0)       (23.9)         (23.9)
Deferred subscriber acquisition costs (current year payments)            (18.4)       (17.7)         (14.9)
Deferred revenue from new subscribers (current year receipts)             28.2         27.1           27.0
============================================================================================================




                            Long-Lived Assets                 Revenues               Operating Profit (Loss)
-----------------------------------------------------------------------------------------------------------------
                              December 31,             Years Ended December 31,        Years Ended December 31,
(In millions)           2003      2002     2001         2003     2002      2001      2003      2002      2001
-----------------------------------------------------------------------------------------------------------------
Geographic

International:
   Operations:
     France        $   156.4     134.7    102.7    $   420.7    376.7     327.0    $ 21.6      21.3      25.3
     Other             278.8     241.3    248.3      1,741.6  1,546.8   1,472.6      88.5      78.7      63.8
   Gain on sale of
    equity interest      -         -        -            -        -         -        10.4       -         -
-----------------------------------------------------------------------------------------------------------------
      Subtotal         435.2     376.0    351.0      2,162.3  1,923.5   1,799.6     120.5     100.0      89.1
-----------------------------------------------------------------------------------------------------------------

United States:
   Operations          767.9     751.2    743.0      1,836.3  1,810.3   1,784.4      76.6      74.6      30.2
   Former operations     6.4      53.6    133.0          -        -         -       (69.5)    (19.2)      -
   Corporate             0.7       0.8      1.1          -        -         -       (27.8)    (23.1)    (21.5)
-----------------------------------------------------------------------------------------------------------------
      Subtotal         775.0     805.6    877.1      1,836.3  1,810.3   1,784.7     (20.7)     32.3       8.7
-----------------------------------------------------------------------------------------------------------------
                   $ 1,210.2   1,181.6  1,228.1    $ 3,998.6  3,733.8   3,584.0    $ 99.8     132.3      97.8
=================================================================================================================

Revenues are recorded in the country where the service is initiated/performed with the exception of most of BAX Global's export freight service where revenue is shared among the origin and destination countries. The Company's net assets in non-U.S. subsidiaries were $472.4 million at December 31, 2003 and $377.8 million at December 31, 2002.



                                                                           December 31,
(In millions)                                                    2003          2002           2001
-----------------------------------------------------------------------------------------------------
Investments in unconsolidated equity affiliates
   Brink's                                                   $   23.1          23.8           26.0
   Other                                                          6.9          11.7           10.6
-----------------------------------------------------------------------------------------------------
                                                             $   30.0          35.5           36.6
=====================================================================================================

Share of earnings of unconsolidated equity affiliates
   Brink's                                                   $    1.6           1.3            5.5
   Other                                                         (1.3)         (0.1)          (2.1)
-----------------------------------------------------------------------------------------------------
                                                             $    0.3           1.2            3.4
=====================================================================================================

NOTE 3 - EARNINGS PER SHARE
--------------------------------------------------------------------------------

The following is a reconciliation between the calculations of basic and diluted income from continuing operations per common share:



                                                                                  Years Ended December 31,
(In millions)                                                                     2003      2002      2001
------------------------------------------------------------------------------------------------------------
Numerator

Income from continuing operations                                            $    18.2      69.4      38.3
Preferred stock dividends (a)                                                      -        (0.5)     (0.7)
Premium on repurchase of preferred stock (a)                                       -        (0.6)      -
------------------------------------------------------------------------------------------------------------
Numerator for basic and diluted income per share from continuing operations  $    18.2      68.3      37.6
============================================================================================================

Denominator

Basic weighted average common shares outstanding                                  53.1      52.1      51.2
Effect of dilutive stock options                                                   0.1       0.3       0.2
------------------------------------------------------------------------------------------------------------
Diluted weighted average common shares outstanding                                53.2      52.4      51.4
============================================================================================================
Antidilutive stock options excluded from computation                               3.1       1.2       2.0
============================================================================================================

(a) See "Series C Convertible Preferred Stock" in note 17.


Unallocated shares of the Company's common stock held by The Brink's Company Employee Benefits Trust (the "Trust") are treated as treasury shares for earnings per share purposes. Accordingly, these shares are excluded from earnings per share calculations. The number of shares held by the Trust at year end were 0.6 million shares in 2003, 1.8 million shares in 2002 and 2.7 million shares in 2001.

NOTE 4 - EMPLOYEE AND RETIREE BENEFITS
--------------------------------------------------------------------------------

The employee benefit plans and other liabilities described below cover employees and retirees of both the Company's continuing operating units and former coal operations. Accordingly, a portion of these benefit expenses have been included in the results of discontinued operations for the years presented. The measurement date for all plans is December 31.

Pension Plans

The Company has noncontributory defined benefit pension plans covering substantially all U.S. non-union employees who meet certain minimum requirements. The Company also has other contributory and noncontributory defined benefit plans for eligible non-U.S. employees. Benefits under most of the plans are based on salary (including commissions, bonuses, overtime and premium pay) and years of service. The Company's policy is to fund at least the minimum actuarially determined amounts required by applicable regulations.

The weighted average assumptions used in determining the net pension cost and benefit obligations for the Company's pension plans were as follows:



                                                      U.S. Plans                        Non-U.S. Plans
                                              2003       2002       2001           2003      2002     2001
------------------------------------------------------------------------------------------------------------
Discount rate:
   Pension cost                               6.75%      7.25%    7.50%            5.86%     6.51%    6.68%
   Benefit obligation at year end             6.25%      6.75%    7.25%            5.55%     5.86%    6.51%

Expected long-term rate of return on assets -
   Pension cost                               8.75%     10.00%   10.00%            6.74%     7.78%    8.33%

Average rate of increase in salaries (a):
   Pension cost                               5.04%      5.04%    5.03%            3.40%     3.61%    3.67%
   Benefit obligation at year end             5.03%      5.04%    5.04%            3.09%     3.40%    3.61%
------------------------------------------------------------------------------------------------------------

(a) Salary scale assumptions are determined through historical experience and vary by age and industry.


The net pension cost for 2003, 2002 and 2001 for all pension plans is as follows:



(in millions)                       U.S. Plans                Non-U.S. Plans                   Total
--------------------------------------------------------------------------------------------------------------
Years Ended December 31,      2003    2002    2001         2003    2002   2001         2003    2002     2001
--------------------------------------------------------------------------------------------------------------
Service cost               $  23.0    25.0    21.2      $   7.6     5.5    4.8       $ 30.6    30.5     26.0
Interest cost on projected
  benefit obligation ("PBO")  38.6    36.0    32.7          7.8     6.3    5.8         46.4    42.3     38.5
Return on assets - expected  (49.1)  (52.4)  (50.1)        (7.4)   (7.8)  (8.5)       (56.5)  (60.2)   (58.6)
Other amortization, net        7.4     0.9     0.1          3.1     0.5    0.4         10.5     1.4      0.5
--------------------------------------------------------------------------------------------------------------
Net pension cost           $  19.9     9.5     3.9      $  11.1     4.5    2.5       $ 31.0    14.0      6.4
--------------------------------------------------------------------------------------------------------------


In June 2003, the Company amended the benefit formula for its U.S. pension plan which resulted in a $4.1 million reduction in service cost in 2003 from what it would have otherwise been. This change had no effect on benefits earned for service prior to June 2003.

Reconciliations of the PBO, plan assets, funded status and net pension assets at December 31, 2003 and 2002 for all of the Company's pension plans are as follows:



(In millions)                                   U.S. Plans           Non-U.S. Plans              Total
--------------------------------------------------------------------------------------------------------------
Years Ended December 31,                     2003        2002        2003       2002       2003       2002
--------------------------------------------------------------------------------------------------------------
PBO at beginning of year                 $  589.1       496.7       126.6       98.3       715.7      595.0
Service cost                                 23.0        25.0         7.6        5.5        30.6       30.5
Interest cost                                38.6        36.0         7.8        6.3        46.4       42.3
Plan participants' contributions              -           -           2.2        1.6         2.2        1.6
Benefits paid                               (23.4)      (21.2)       (4.2)      (3.4)      (27.6)     (24.6)
Actuarial loss                               45.6        52.6         9.2        7.5        54.8       60.1
Foreign currency exchange rate changes        -           -          23.2       10.8        23.2       10.8
--------------------------------------------------------------------------------------------------------------
PBO at end of year                       $  672.9       589.1       172.4      126.6       845.3      715.7
==============================================================================================================

Fair value of plan assets at beginning
   of year                               $  431.2       459.1        98.7       95.2       529.9      554.3
Return on assets - actual                   113.7       (42.3)       14.8       (7.5)      128.5      (49.8)
Plan participants' contributions              -           -           2.2        1.6         2.2        1.6
Employer contributions                       20.4        35.6         6.0        4.4        26.4       40.0
Benefits paid                               (23.4)      (21.2)       (4.2)      (3.4)      (27.6)     (24.6)
Foreign currency exchange rate changes        -           -          18.0        8.4        18.0        8.4
--------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year $  541.9       431.2       135.5       98.7       677.4      529.9
==============================================================================================================

Funded status                            $ (131.0)     (157.9)      (36.9)     (27.9)     (167.9)    (185.8)
Unrecognized experience loss                234.7       261.0        49.0       44.7       283.7      305.7
Unrecognized prior service cost               0.3         0.4         1.3        1.2         1.6        1.6
--------------------------------------------------------------------------------------------------------------
Net pension assets                       $  104.0       103.5        13.4       18.0       117.4      121.5
==============================================================================================================

Included in:
Prepaid pension assets                   $    -           -          15.8       23.8        15.8       23.8
Accrued pension cost:
   Current, included in accrued liabilities  (0.4)        -         (5.0)       (0.4)       (5.4)      (0.4)
   Noncurrent                               (56.7)      (97.8)      (29.9)     (24.8)      (86.6)    (122.6)
Accumulated other comprehensive loss        161.1       201.3        32.5       19.4       193.6      220.7
--------------------------------------------------------------------------------------------------------------
Net pension assets                       $  104.0       103.5        13.4       18.0       117.4      121.5
==============================================================================================================


Information comparing plan assets to plan obligations as of December 31, 2003 and 2002 are aggregated below. The accumulated benefit obligation ("ABO") differs from the PBO in that the ABO includes no assumption about future compensation levels.


                                     ABO Greater            Plan Assets
(In millions)                     Than Plan Assets       Greater Than ABO              Total
----------------------------------------------------------------------------------------------------
December 31,                        2003     2002         2003       2002         2003       2002
----------------------------------------------------------------------------------------------------
PBO                            $    801.7   683.0         43.6       32.7         845.3      715.7
ABO                                 716.4   610.2         37.2       26.0         753.6      636.2
Fair value of plan assets           632.2   495.8         45.2       34.1         677.4      529.9
====================================================================================================

The Company's unrecognized experience loss increased in 2002 primarily due to lower discount rate assumptions (which increased the ABO and PBO) and lower than expected returns on plan assets. The unrecognized experience loss at the end of 2003 was slightly lower than the prior year as actuarial losses related to lower discount rates were offset by better than expected returns on plan assets.

The Company's U.S. plan asset allocation at December 31, 2003 and 2002 by asset category is as follows:

                                  December 31,
                             2003            2002
----------------------------------------------------
Equity securities            73%             70%
Debt securities              26%             29%
Other                         1%              1%
----------------------------------------------------
Total                       100%            100%
====================================================


The Company's primary U.S. defined benefit pension plan had assets at December 31, 2003 of approximately $542 million. This pension plan's assets are invested primarily using actively managed accounts with asset allocation targets of 47.5% domestic equities and 22.5% international equities, which include a broad array of market cap sizes and investment styles, and 30% fixed income securities. The Company's policy does not permit certain investments, including investments in The Brink's Company common stock, unless part of a commingled fund, or derivative instruments unless used for hedging purposes. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets exceed predetermined limits. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

Pension accounting principles require companies to use estimates of expected asset returns over long periods of time. The Company selects the expected long-term rate of return assumption using advice from its investment advisor and its actuary considering the plan's asset allocation targets and expected overall investment manager performance and a review of its most recent ten-year historical average compounded rate of return.

Based on December 31, 2003 data, assumptions and funding regulations, the Company does not expect to be required to make a contribution to the plan for the 2004 and 2005 plan years. Under existing regulations, a contribution of over $40 million could be required for the 2006 plan year but the actual payment could be delayed until as late as September 2007.

There are limits to the amount of benefits which can be paid to participants from a U.S. qualified pension plan. The Company maintains an unfunded nonqualified plan to pay benefits for those eligible current and former employees in the U.S. whose benefits exceed the regulatory limits.

Multi-employer Pension Plans

The Company participates in the United Mine Workers of America ("UMWA") 1950 and 1974 pension plans, but expects to ultimately withdraw from these plans. Upon withdrawal from the plans, the Company must pay the plans a portion of any underfunded liability of the plans, as determined by the plan agreements. In 2001, the Company recorded estimated withdrawal liabilities for coal-related multi-employer pension plans of $8.2 million associated with its planned exit from the coal business. In 2002, the Company increased the estimated liabilities by $26.8 million to $35.0 million and in 2003, the Company increased the estimated liabilities by $17.0 million ($14 million in the fourth quarter) to $52.0 million.

The Company's estimate of the obligation in each year is based on the funded status of the multi-employer plans for the most recent measurement date. The increases in the Company's estimated liability in 2002 and 2003 are due to increases in the UMWA plans' unfunded liability. The actual withdrawal liability, if any, is subject to several factors, including funding and benefit levels of the plans as of annual measurement dates (June 30 each year) and the date that the Company is determined to have completely withdrawn from the plans. Accordingly, the ultimate obligation could change materially.

Expense included in continuing operations for multi-employer pension plans (excluding coal-related plans) was $2.8 million in 2003, $1.8 million in 2002, and $1.2 million in 2001.

Savings Plans

The Company sponsors a 401(k) plan to assist eligible U.S. employees in providing for retirement. Employee contributions in 2001, 2002 and the first half of 2003 were matched at rates of between 50% to 100% for up to 5% of compensation (subject to certain limitations). In June 2003, the Company modified the match provision of the plan and employee contributions were matched at a rate of 75% in the last half of 2003. Contribution expense in continuing operations under the plan aggregated $11.5 million in 2003, $10.9 million in 2002, and $9.8 million in 2001. Contribution expense included in discontinued operations was $0.1 in 2003, $0.6 million in 2002 and $0.7 million in 2001.

The Company sponsors other defined contribution benefit plans based on hours worked or other measurable factors. Contributions under all of these plans aggregated $5.0 million in 2003, $3.6 million in 2002, and $3.2 million in 2001.

Postretirement Benefits Other Than Pensions

Summary
The Company has various postretirement benefits other than pensions. The related amounts recorded on the balance sheets for the last two years are detailed below.

                                                        December 31,
(In millions)                                      2003              2002
---------------------------------------------------------------------------
Company-sponsored plans                     $      311.9             291.6
Health Benefit Act                                 197.5             174.1
Black Lung                                          43.7              45.4
---------------------------------------------------------------------------
                                                   553.1             511.1
Current, included in accrued liabilities           (48.9)            (39.4)
---------------------------------------------------------------------------
Noncurrent                                  $      504.2             471.7
===========================================================================

Company-Sponsored Plans
The Company provides certain postretirement health care and life insurance benefits (the "Company-sponsored plans") for eligible active and retired employees in the U.S. and Canada of the Company's current and former businesses, including eligible participants of the former coal operations (the "coal-related" plans). The components of net periodic postretirement costs related to Company-sponsored plans were as follows:



(In millions)                    Coal-related plans              Other plans                    Total
-------------------------------------------------------------------------------------------------------------
Years Ended December 31,         2003   2002    2001        2003    2002   2001         2003    2002    2001
-------------------------------------------------------------------------------------------------------------
Service cost                 $    -      0.4     0.2    $    0.9     0.8    0.7      $   0.9     1.2     0.9
Interest cost on accumulated
   postretirement benefit
   obligations ("APBO")          34.7   31.7    24.9         1.5     1.4    1.5         36.2    33.1    26.4
Amortization of losses           14.3    9.7     3.7         0.1     -      -           14.4     9.7     3.7
-------------------------------------------------------------------------------------------------------------
Net periodic postretirement
   costs                     $   49.0   41.8    28.8    $    2.5     2.2    2.2      $  51.5    44.0    31.0
=============================================================================================================


Reconciliations of the APBO and funded status to the accrued other postretirement benefit cost (the amount recorded on the balance sheet at the measurement date) for Company-sponsored plans at December 31, 2003 and 2002 are as follows:



(In millions)                       Coal-related plans             Other plans                  Total
--------------------------------------------------------------------------------------------------------------
Years Ended December 31,              2003        2002          2003       2002            2003        2002
--------------------------------------------------------------------------------------------------------------
APBO at beginning of year        $    518.3       442.0     $   23.1       21.9       $    541.4      463.9
Service cost                            -           0.4          0.9        0.8              0.9        1.2
Interest cost                          34.7        31.7          1.5        1.4             36.2       33.1
Benefits paid                         (30.4)      (28.3)        (2.0)      (2.3)           (32.4)     (30.6)
Actuarial (gain) loss, net:
   Effect of Medicare subsidy         (45.7)        -            -          -              (45.7)       -
   Other                               49.3        72.5          3.3        1.3             52.6       73.8
--------------------------------------------------------------------------------------------------------------
APBO at end of year              $    526.2       518.3     $   26.8       23.1       $    553.0      541.4
==============================================================================================================

Funded status                    $   (526.2)     (518.3)    $  (26.8)     (23.1)      $   (553.0)    (541.4)
Unrecognized experience (gain) loss   239.8       250.6          0.4       (0.8)           240.2      249.8
Unrecognized prior service cost         -           -            0.9        -                0.9        -
--------------------------------------------------------------------------------------------------------------
Accrued other postretirement
   benefit cost at end of year   $   (286.4)     (267.7)    $  (25.5)     (23.9)      $   (311.9)    (291.6)
==============================================================================================================


The APBO for each of the plans was determined using the unit credit method and an assumed discount rate as follows:

Company-sponsored plans             2003        2002        2001
-----------------------------------------------------------------
Discount rate:
  Postretirement cost               6.75%       7.25%       7.50%
  Benefit obligation at year end    6.25%       6.75%       7.25%
=================================================================

For Company-sponsored coal-related plans, the assumed health care cost trend rate used in 2003 was 9% for 2004, declining ratably to 5% in 2009 and thereafter (in 2002: 10% for 2003 declining ratably to 5% in 2008 and thereafter). Other plans provide for fixed-dollar value coverage for eligible participants and, accordingly, are not adjusted for inflation.

The table below shows the estimated effects of a one percentage point change in the assumed health care cost trend rates.

                                                   Effect of Change in
                                                 Health Care Trend Rates
-------------------------------------------------------------------------------
(In millions)                                 Increase 1%          Decrease 1%
-------------------------------------------------------------------------------
Higher (lower):
   Service and interest cost in 2003     $        4.2                 (3.5)
   APBO at December 31, 2003                     65.6                (54.9)
===============================================================================


On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to certain Medicare benefits. Because of the broadness of coverage provided under the Company's plan, the Company believes that the plan benefits are at least actuarially equivalent to the Medicare benefits. The Company reflected the estimated effect of the new legislation in 2003 as a $45.7 million reduction to the actuarial loss for 2003, as permitted by FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The estimated value of the projected federal subsidy assumes no changes in participation rates and assumes that the subsidy is received in the year after claims are paid. The estimated reduction in per capita claim costs for participants over 65 years old was 12%.

There was no effect on 2003 expense. For 2004, a reduction in net periodic postretirement costs of approximately $5.8 million is expected. Future guidance from the FASB could result in a material change to this recognition.

The Company's unrecognized experience loss decreased in 2003 primarily due to the favorable effect of the new Medicare subsidy, offset by a lower discount rate used in 2003 to estimate the APBO.

In the first quarter of 2004, the Company restricted the use of the VEBA so that it will be used to only pay benefits related to the Company's coal-related postretirement medical plan. Accordingly, under SFAS No. 106, estimated returns on the VEBA assets will be included in the determination of net periodic postretirement costs.

Health Benefit Act Liabilities

Background
In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents.

Assigned Beneficiaries. The Health Benefit Act established a trust fund, The United Mine Workers of America Combined Benefit Fund (the "Combined Fund"), to which "signatory operators" and "related persons", including The Brink's Company and certain of its subsidiaries (collectively, the "Brink's Companies"), are jointly and severally liable to pay annual premiums for those beneficiaries directly assigned to a signatory operator and its related persons, on the basis set forth in the Health Benefit Act.

In October 1993 and on an annual basis in subsequent years, the Brink's Companies have received notices from the Social Security Administration with regard to the current number of assigned beneficiaries for which the Brink's Companies are deemed responsible under the Health Benefit Act.

Unassigned Beneficiaries. In addition, the Health Benefit Act provides that assigned companies, including the Brink's Companies, are required to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries if not funded from other designated sources. To date, almost all of the funding for unassigned beneficiaries has been provided from transfers from the Abandoned Mine Land Reclamation Fund (the "AML Fund") or other government sources.

Information and Assumptions Used to Estimate Obligation
The Company's liability for Health Benefit Act obligations is equal to the undiscounted estimated amount of future annual premiums the Company expects to pay to the Combined Fund over approximately 70 years. The Company's estimated annual premium is generally equal to the total number of beneficiaries (including assigned beneficiaries and an allocated percentage of the total unassigned beneficiaries) at October 1, the beginning of the plan year, multiplied by the premium per beneficiary for that year. The Company expects to pay annual premiums over the next 70 or more years, but it expects these annual premiums to gradually decline over time as the number of beneficiaries decreases.

The estimated liability at December 31, 2003 assumes that almost all of the costs for unassigned beneficiaries for the plan year ending September 30, 2004 will continue to be paid with transfers of cash from the AML Fund and other government sources. Transfers to the Combined Fund from the AML Fund beyond this date are not sufficiently assured and the Company's current estimate of its obligations assumes that no future transfers will be made by the AML Fund. The Company's estimate of its probable liability for premiums for unassigned beneficiaries could materially decrease in future periods depending on the availability of future funding by the AML Fund or other sources. Moreover, the Company's estimate of its liability for unassigned beneficiaries could change materially in the future if other responsible coal operators become insolvent. This liability could also change materially if the percentage of unassigned beneficiaries that are allocated to the Company changes due to relative mortality rates of the Company's assigned beneficiaries compared to the total assigned beneficiaries.

Information provided by the Combined Fund and assumptions made by the Company are as follows:


At the beginning of the plan year                                           2003         2002
-----------------------------------------------------------------------------------------------
Number of assigned beneficiaries for the Brink's Companies                 2,581        2,814
Total unassigned pool of beneficiaries                                    17,394       15,390
Percent of total unassigned pool allocated to the Brink's Companies         9.2%        6.8%
Health benefit premium per beneficiary                                 $   2,965        2,853
===============================================================================================


According to the Health Benefit Act, the rate of inflation for per-beneficiary health care premiums is equal to the medical care component of the Consumer Price Index. At December 31, 2003, annual inflation rates for per-beneficiary health care premiums were assumed to be 4.5% for all future years (at December 31, 2002: 5% in 2003, declining to 4.5% over five years). The U.S. Life 79-81 mortality table has been used to estimate a gradual decline in the number of beneficiaries. The Company's estimate assumes that there will be no additions to the Combined Fund unassigned beneficiary group as a result of future coal operator insolvencies.

Undiscounted Obligation for Health Benefit Act Liabilities

                                                   December 31,
(In millions)                                  2003            2002
----------------------------------------------------------------------
Combined Fund:
   Assigned beneficiaries                $    124.5            135.1
   Unassigned beneficiaries                    65.7             31.9
Other                                           7.3              7.1
----------------------------------------------------------------------
                                         $    197.5            174.1
======================================================================


Reconciliation of Health Benefit Act Liabilities

                                             Years Ended December 31,
(In millions)                        2003            2002              2001
-----------------------------------------------------------------------------
Beginning of the year          $    174.1            159.9            161.7
Actuarial loss (a)                   31.3             24.0              8.0
Payments                             (7.9)            (9.8)            (9.8)
-----------------------------------------------------------------------------

End of the year                $    197.5            174.1            159.9
=============================================================================
(a) Charged to income (loss) from discontinued operations.


The $31.3 million actuarial loss in 2003 was recorded in the fourth quarter and was primarily related to the assumed increase in the number of unassigned beneficiaries allocated to the Company. The increased allocation was due to two factors. First, the Company increased its allocation percentage because of a change in the way the Company interprets the statute governing the allocation, based on findings of recent court cases. Second, other coal operations became insolvent during the period, which transferred their assigned beneficiaries to the unassigned pool and reduced the denominator (the total assigned pool) in the computation of the allocation percentage, increasing the Company's allocation assumption.

The $24.0 million actuarial loss in 2002 primarily resulted from the Company's being able to obtain and use Company-specific information regarding the age of the beneficiaries covered by the Health Benefit Act rather than using averages relating to the entire population of beneficiaries covered, slightly higher per-beneficiary health care premiums, and slightly lower mortality than was estimated at the end of 2001 for the plan year ended September 30, 2002.

The $8.0 million actuarial loss in 2001 was primarily the result of a higher number of assigned beneficiaries as of October 1, 2001 than was estimated at the end of 2000. The Combined Fund premium per beneficiary for the plan year beginning October 1, 2001 was essentially equal to that estimated at the end of 2000.

The Company currently estimates that its annual cash funding under the Health Benefit Act will be slightly higher in 2004, increase in 2005 to approximately $12 million as a result of the assumption that premiums for unassigned beneficiaries will not be paid for through transfers from the AML Fund, and then payments are expected to decline thereafter as the number of beneficiaries decreases.

Pneumoconiosis (Black Lung) Benefits

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

The components of net periodic postretirement benefit costs related to black lung benefits were as follows:

                                                    Years Ended December 31,
(In millions)                                   2003        2002          2001
--------------------------------------------------------------------------------
Interest cost on APBO and other           $      4.5          5.4          4.6
Amortization of losses                           1.5          1.9          0.6
--------------------------------------------------------------------------------

Net periodic postretirement costs         $      6.0          7.3          5.2
================================================================================


Reconciliations of the APBO and funded status to the accrued other postretirement benefit costs for black lung benefits at December 31, 2003 and 2002 are as follows:

                                                        Years Ended December 31,
(In millions)                                                 2003        2002
--------------------------------------------------------------------------------
APBO at beginning of year                                $    60.0        58.7
Interest costs                                                 4.5         5.4
Benefits paid                                                 (7.7)       (7.3)
Actuarial loss, net                                            6.2         3.2
--------------------------------------------------------------------------------
APBO at end of year                                      $    63.0        60.0
================================================================================

Funded status                                            $   (63.0)      (60.0)
Unrecognized experience loss                                  19.3        14.6
--------------------------------------------------------------------------------

Accrued other postretirement benefit cost at end of year $   (43.7)      (45.4)
================================================================================


The following are the other key actuarial assumptions for the black lung obligations:

                                                     December 31,
Black Lung Benefits                             2003               2002
-------------------------------------------------------------------------
Discount rate:
   Postretirement cost                         6.75%               7.25%
   Benefit obligation at year end              6.25%               6.75%
Medical cost inflation                         8.00%               8.00%
=========================================================================


The 1959-1961 Mortality Table for U.S. White Males and Females is used.

The U.S. Department of Labor issued regulations in 2000 that are intended to expand entitlement provisions and that may have the effect of limiting an employer's ability to rebut claims. The regulation is being disputed by companies in the coal industry. Due to the Company's judgment that any additional amounts owed are not reasonably estimable, the Company has not included any additional amounts related to the new regulations in the actuarial present value of self-insured black lung benefits.

NOTE 5 - INVESTMENTS HELD BY VEBA TRUST
--------------------------------------------------------------------------------

The Company's VEBA held various types of investments as described below. The VEBA assets have been placed with investment managers which operate within specific guidelines. Accordingly, the Company has no daily direct control over the assets held. The information shown below reflects unrealized gains and losses as of December 31, 2003 and 2002. The VEBA retains all earnings from its investments. At the beginning of 2004, the use of the VEBA was restricted to the Company's coal-related postretirement medical plan. The Company may use the assets in the VEBA only to pay for certain retiree benefits and not for other purposes.



                                                         Gross           Gross
                                                      unrealized      unrealized
                                                        holding         holding          Fair
(In millions)                              Cost          gains          losses           Value
-----------------------------------------------------------------------------------------------
December 31, 2003

Debt securities:
   Government                          $    9.7           0.1            (0.1)            9.7
   Corporate                               20.4           0.1            (0.2)           20.3
-----------------------------------------------------------------------------------------------
   Debt securities                         30.1           0.2            (0.3)           30.0
Equity securities                          70.3           4.8            (0.3)           74.8
Cash equivalents                            0.4           -               -               0.4
-----------------------------------------------------------------------------------------------
Total assets held by the VEBA          $  100.8           5.0            (0.6)          105.2
===============================================================================================

December 31, 2002

Debt securities:
   Government                          $    1.8           -               -               1.8
   Corporate                               13.3           -              (0.2)           13.1
-----------------------------------------------------------------------------------------------
   Debt securities                         15.1           -              (0.2)           14.9
Cash equivalents                            3.3           -               -               3.3
-----------------------------------------------------------------------------------------------
Total assets held by the VEBA          $   18.4           -              (0.2)           18.2
===============================================================================================


The contractual maturities of debt securities at December 31, 2003 are:

(In millions)                          Cost          Fair Value
----------------------------------------------------------------
Due in one year or less            $    6.0               5.8
Due after one through five years       20.1              20.2
Due after five through 10 years         1.7               1.7
Due after 10 years                      2.3               2.3
----------------------------------------------------------------
Total                              $   30.1              30.0
================================================================

NOTE 6 - FORMER NATURAL RESOURCE OPERATIONS
--------------------------------------------------------------------------------

The Company disposed of essentially all of its natural resources interests in 2002, 2003, and early 2004.

Summary of Proceeds from Sales of Natural Resource Interests



                                                                                 Notes
                                                         Liabilities          Receivable        Fair Value
                                          Cash           Assumed by           and Royalty      Received for
(In millions)                           Received        Purchaser (a)        Agreement (b)    Assets Disposed
--------------------------------------------------------------------------------------------------------------
2002

     Coal business
       (Virginia and Kentucky)       $    42.3              22.1                24.0               88.4

2003

     Natural gas business                 81.2               -                   -                 81.2
     Portion of timber business            5.4               -                   -                  5.4
     Equity interest in MPI Mines Ltd.    18.8               -                   -                 18.8
     Coal assets (West Virginia)          14.0              14.8                 -                 28.8
--------------------------------------------------------------------------------------------------------------
         2003                            119.4              14.8                 -                134.2
--------------------------------------------------------------------------------------------------------------

2004

     Remainder of timber business         33.7               -                   -                 33.7
     Gold business                         1.1               2.6                 -                  3.7
--------------------------------------------------------------------------------------------------------------

(a) Liabilities in this column are primarily reclamation liabilities and exclude working capital liabilities.
(b) The Company settled the royalty agreement and collected the notes receivables in 2003 for $26.0 million in cash.

Discontinued Operations



                                                                     Years Ended December 31,
(In millions)                                               2003              2002               2001
--------------------------------------------------------------------------------------------------------
Gain (loss) on sale of

   Coal                                              $       -                 13.2             (15.9)
   Natural Gas                                              56.2                -                 -
   Timber                                                    4.8                -                 -

Results from operations

   Coal (a)                                                  -                (28.1)            (22.2)
   Natural Gas                                              11.2                9.0              11.3
   Timber                                                   (0.2)              (1.0)             (2.7)
   Gold                                                     (4.1)              (7.6)              1.1

Adjustments to contingent liabilities of former operations

   Health Benefit Act liabilities (See note 4)             (31.3)             (24.0)             (8.0)
   Withdrawal liabilities (See note 4)                     (17.0)             (26.8)             (8.2)
   Reclamation liabilities                                  (3.2)               -                 -
   Recovery of environmental costs (See note 23)             5.3                -                 -
   Other                                                    (2.5)               -                 -
--------------------------------------------------------------------------------------------------------
Pretax gain (loss) on disposals                             19.2              (65.3)            (44.6)
Income tax benefit (expense)                                (8.0)              22.0              22.9
--------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations           $      11.2              (43.3)            (21.7)
========================================================================================================

(a) Coal's loss was recognized under APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," in which future losses are estimated and accrued in advance of the period in which losses occur.


Gain (loss) on Sale
During 2000, an $85.9 million estimated loss on the sale of the coal business was recorded, and during 2001 the estimated loss was increased by $15.9 million. A $13.2 million reversal of the previously estimated loss on sale was recorded during 2002 to reflect the amount of actual proceeds and values of assets and liabilities at the dates of sale. The assets disposed of in 2002 primarily consisted of operations including coal reserves, property, plant and equipment, the Company's economic interest in Dominion Terminal Associates and inventory. Certain liabilities, primarily reclamation costs related to properties disposed of, were assumed by the purchasers.

In August 2003, the Company sold its natural gas business and received $81.2 million in cash and recognized a $56.2 million gain in discontinued operations.

In December 2003, the Company sold a portion of its timber business for $5.4 million in cash and recognized a $4.8 million pretax gain in discontinued operations. The Company received an additional $31.8 million from escrow in January 2004 for most of the remaining portion of its timber business. An additional $1.9 million of cash is being held in escrow until June 2004 pending the completion of certain remaining title work by the buyer. The Company paid $6.2 million in January 2004 to settle operating leases for equipment purchased by the buyer. The Company expects to recognize approximately $19 million of additional pretax gains in the first quarter of 2004 and up to a $1.9 million pretax gain in the second quarter of 2004 in discontinued operations.

In February 2004, the Company sold its gold operations for approximately $1.1 million in cash plus the assumption of liabilities. The Company recognized pretax impairment losses related to its gold business of $1.7 million in 2003 and $5.7 million in 2002. Impairment charges were triggered by the Company's negotiations to sell its gold operations during the last two years. The Company also recognized $1.4 million (pretax) in 2002 of previously deferred losses on certain of its gold forward sales contracts that had been accounted for as hedges since the hedged transactions were no longer deemed probable as a result of the potential transfer. Fair value was estimated using projected weighted-average discounted cash flows.

In 2003, $0.1 million of interest expense was allocated to discontinued operations. No interest expense was allocated to discontinued operations in 2002 and 2001.

Results of Operations
The following tables show selected financial information for the results from operations for discontinued operations for the three years ended December 31, 2003.


                                           Years Ended December 31,
(In millions)                       2003            2002               2001
----------------------------------------------------------------------------

Natural Gas

   Revenues                     $    7.3             6.8               7.4
   Pretax income                    11.2             9.0              11.3
============================================================================

Timber

   Revenues                     $   21.1            20.9              18.2
   Pretax loss                      (0.2)           (1.0)             (2.7)
============================================================================

Gold

   Revenues                     $   23.5            15.2              14.6
   Pretax income (loss)             (4.1)           (7.6)              1.1
============================================================================

Coal

   Revenues                     $    -             266.5             384.0
   Pretax income (loss)              -             (77.5)            (31.7)
============================================================================


Continuing Operations

In October 2003, the Company sold its 23.3% equity interest in MPI Mines Ltd., an Australian exploration and development company with interests in gold and nickel, for $18.8 million in cash and recognized a $10.4 million pretax gain in continuing operations.

In November 2003, the Company sold substantially all of its remaining coal-related assets for $14 million in cash plus the assumption of reclamation and other liabilities for total proceeds of $28.8 million. A gain is expected to be recognized in 2004 as liabilities related to reclamation are formally transferred to the buyer.

Classification of Ongoing Expenses in the Statements of Operations

The classification of income statement items related to the Company's former coal business during the last three years is set forth in the following table. After the disposal of the coal business, certain expenses began to be classified within continuing operations, while adjustments to coal-related contingent assets and liabilities continue to be reported within discontinued operations. The classification of expenses in 2004 and beyond is expected to be the same as in 2003:


                                                                           Years Ended December 31,
                                                                    2003            2002              2001
-------------------------------------------------------------------------------------------------------------
Classification as Continuing or Discontinued Operations

Ongoing expenses:
   Company-sponsored postretirement benefits                    Continuing       Discontinued    Discontinued
   Black lung obligations                                       Continuing       Discontinued    Discontinued
   Pension                                                      Continuing       Discontinued    Discontinued
   Administrative, legal and other coal expenses                Continuing       Discontinued    Discontinued
   Adjustments to contingent assets and liabilities of
     former businesses (a)                                      Discontinued     Discontinued    Discontinued
=============================================================================================================

(a) Includes contingent reclamation liabilities of closed mines, Health Benefit Act liabilities, withdrawal liabilities from multi-employer pension plans, workers' compensation liabilities, and Federal Black Lung Excise Tax contingent assets.




Costs of Former Operations Included in Continuing Operations

                                                        Years Ended December 31,
--------------------------------------------------------------------------------
(In millions)                                          2003                 2002
--------------------------------------------------------------------------------
Postretirement benefits other than pensions:
   Retiree medical benefits                         $  49.8                  -
   Black lung                                           6.0                  -
Pension                                                (0.8)                 -
Administrative, legal and other coal expenses, net     17.4                  -
Other income, net                                      (2.9)                 -
Impairment and other costs                              -                   19.2
--------------------------------------------------------------------------------
     Total                                          $  69.5                 19.2
================================================================================




NOTE 7 - COSTS ASSOCIATED WITH EXIT ACTIVITIES
--------------------------------------------------------------------------------

In 2003, management initiated a plan to close Brink's corporate headquarters in Darien, Connecticut and relocate employees to either Brink's U.S. headquarters in Coppell, Texas or The Brink's Company headquarters in Richmond, Virginia. The following summarizes the 2003 expense, payments and liability for costs associated with the closure:


                                      One-time Lease
(In millions)                      Termination Benefits     Termination Costs      Other       Total
-------------------------------------------------------------------------------------------------------
Balance at December 31, 2002        $       -                       -                -           -
Expense                                     1.7                     0.6              3.1         5.4
Payments                                   (1.4)                    -               (2.9)       (4.3)
-------------------------------------------------------------------------------------------------------
Balance at December 31, 2003        $       0.3                     0.6              0.2         1.1
=======================================================================================================

One-time termination benefits of $6.5 million were paid and expensed in 2003 ($1.8 million were paid and expensed in 2002), associated with European work force reductions at Brink's.


NOTE 8 - PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------

The following table presents the Company's property and equipment that is classified as held and used:

                                                              December 31,
(In millions)                                           2003               2002
--------------------------------------------------------------------------------
Land                                            $       21.8               72.9
Buildings                                              158.6              140.4
Leasehold improvements                                 156.6              138.9
Home security systems                                  579.2              527.0
Vehicles                                               189.1              161.3
Capitalized software                                   151.3              131.7
Aircraft and related assets                             72.7               85.8
Other machinery and equipment                          444.8              456.1
--------------------------------------------------------------------------------
                                                     1,774.1            1,714.1
Accumulated depreciation and amortization              900.9              842.9
--------------------------------------------------------------------------------
Property and equipment, net                     $      873.2              871.2
================================================================================


NOTE 9 - IMPAIRMENT OF LONG-LIVED ASSETS
--------------------------------------------------------------------------------

As described in note 1, the Company regularly records impairment charges at BHS related to disconnected security systems. Other impairment charges recorded within continuing operations are as follows:


                                                   Years Ended December 31,
(In millions)                                     2003       2002       2001
-----------------------------------------------------------------------------
Coal assets reclassified to held and used   $      -         14.1         -
Other                                              1.3        1.7        1.4
-----------------------------------------------------------------------------
Total                                       $      1.3       15.8        1.4
=============================================================================


At December 31, 2002, approximately $43.3 million (original carrying value) of residual long-lived coal assets were reclassified from discontinued operations to assets held and used. The assets held and used were reclassified individually at the lower of their actual cost, adjusted for depreciation since the time originally classified as held for sale, or their fair value at the date the assets were reclassified to assets held and used. Fair value was estimated using sales proceeds for similar assets during 2002 as well as estimates provided by investment advisors. An impairment charge of $14.1 million was recognized in 2002 as a result of the reclassification. In 2003, as described in note 6, the Company sold substantially all of its coal assets that previously had been classified as held and used.

NOTE 10 - OTHER ASSETS
--------------------------------------------------------------------------------

                                                               December 31,
(In millions)                                               2003         2002
--------------------------------------------------------------------------------
Deferred subscriber acquisition costs                $      60.1         54.7
Investment in equity affiliates                             30.0         35.5
Deferred charges for aircraft heavy maintenance             22.3         27.8
Long-term receivables                                       18.5         40.7
Prepaid pension assets                                      15.8         23.8
Other                                                       36.2         28.8
--------------------------------------------------------------------------------
Other assets                                         $     182.9        211.3
================================================================================


NOTE 11 - ACCRUED LIABILITIES
--------------------------------------------------------------------------------

                                                               December 31,
(In millions)                                               2003          2002
--------------------------------------------------------------------------------
Payroll and other employee liabilities                $    125.6         107.5
Taxes                                                       90.9          84.9
Workers' compensation and other claims                      38.0          41.9
Postretirement benefits other than pensions                 48.9          39.4
Other                                                      200.8         202.6
--------------------------------------------------------------------------------
Accrued liabilities                                   $    504.2         476.3
================================================================================


NOTE 12 - OTHER LIABILITIES
--------------------------------------------------------------------------------


                                                                                  December 31,
(In millions)                                                                   2003        2002
--------------------------------------------------------------------------------------------------
Workers' compensation and other claims                                    $     60.4        52.7
Withdrawal obligations for coal-related multi-employer pension plans (a)        52.0        35.0
Minority interest                                                               36.1        36.0
Aircraft lease turnback obligations (b)                                         29.8        42.1
Other                                                                           61.1        65.7
--------------------------------------------------------------------------------------------------
Other liabilities                                                         $    239.4       231.5
==================================================================================================

(a)  See note 4.
(b) Aircraft lease turnback obligations represent amounts estimated to be paid at the end of the lease term related to heavy maintenance.

NOTE 13 - LONG-TERM DEBT
--------------------------------------------------------------------------------


                                                                                  December 31,
(In millions, denominated in U.S. dollars unless noted)                      2003             2002
----------------------------------------------------------------------------------------------------
Bank credit facilities:
U.S. Revolving Facility (year-end weighted average rate
   2.40% in 2003 and 2.27% in 2002)                                     $    30.9            129.0
Euro-denominated credit facilities of French subsidiaries (year-end
   weighted average rate 3.40% in 2003 and 4.35% in 2002)                    13.4             12.4
Other non-U.S. dollar denominated facilities (year-end weighted
   average rate 8.70% in 2003 and 9.88% in 2002)                             19.9             10.5
----------------------------------------------------------------------------------------------------
                                                                             64.2            151.9
----------------------------------------------------------------------------------------------------

Senior Notes:
   Series A, 7.84%, due 2005-2007                                            55.0             55.0
   Series B, 8.02%, due 2008                                                 20.0             20.0
   Series C, 7.17%, due 2006-2008                                            20.0             20.0
----------------------------------------------------------------------------------------------------
                                                                             95.0             95.0
----------------------------------------------------------------------------------------------------

Other:
Capital leases (average rates: 5.54% in 2003 and 5.37% in 2002)              36.3             27.4
Dominion Terminal Associates 6.0% bonds, due 2033                            43.2             43.2
----------------------------------------------------------------------------------------------------

       Total long-term debt                                                 238.7            317.5

Current maturities of long-term debt:
   Bank credit facilities                                                     7.3              6.4
   Capital leases                                                             9.9              6.9
----------------------------------------------------------------------------------------------------
       Total current maturities of long-term debt                            17.2             13.3
----------------------------------------------------------------------------------------------------

Total long-term debt excluding current maturities                       $   221.5            304.2
====================================================================================================


The Company has an unsecured $350 million syndicated bank credit facility (the "U.S. Revolving Facility") from which it may borrow (or otherwise satisfy credit needs) on a revolving basis over a three-year term ending September 2005. At December 31, 2003, $239.9 million was available under the U.S. Revolving Facility. The Company has the option to borrow based on a Libor-based rate plus a margin, a prime rate plus a margin or a competitive bid among the individual banks. The margin is 0.825% for LIBOR-based borrowings. The credit agreement provides for margin increases, but does not accelerate payments should the Company's credit rating be reduced. When borrowings and letters of credit under the U.S. Revolving Facility are in excess of $175 million, the applicable interest rate is increased by 0.125%. The Company also pays an annual fee on the U.S. Revolving Facility based on the Company's credit rating. The facility fee, which can range from 0.125% to 0.400%, was 0.175% as of December 31, 2003.

The Company has $95 million of Senior Notes outstanding. Interest on each series of the Senior Notes is payable semiannually, and the Company has the option to prepay all or a portion of the Notes prior to maturity with a prepayment penalty. The Senior Notes are unsecured.

The Company has three unsecured multi-currency revolving bank credit facilities with a total of $110 million in available credit, of which $52.6 million was available at December 31, 2003. When rates are favorable, the Company also borrows from other U.S. banks under short-term uncommitted agreements. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts borrowed under these agreements are included in short-term borrowings.

Minimum repayments of long-term debt are as follows:

                  Capital        Other long-
(In millions)     Leases          term debt      Total
---------------------------------------------------------
2004           $    9.9              7.3          17.2
2005                8.4             56.1          64.5
2006                5.5             36.5          42.0
2007                4.2             27.0          31.2
2008                3.2             28.7          31.9
Later years         5.1             46.8          51.9
---------------------------------------------------------
Total          $   36.3            202.4         238.7
=========================================================


The Company's Brink's, BHS, and BAX Global subsidiaries have guaranteed the U.S. Revolving Facility and the Senior Notes. The U.S. Revolving Facility, the agreement under which the Senior Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants, among other things, limit the Company's total indebtedness, provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other loan agreements. The Company was in compliance with all financial covenants at December 31, 2003.

In September 2003, at the Company's request, the Peninsula Ports Authority of Virginia issued a new series of bonds to replace the previous bonds related to Dominion Terminal Associates, a deep water coal terminal in which the Company no longer has an interest. The Company continues to pay interest on and guarantee payment of the $43.2 million principle of the new bonds and ultimately will have to pay for the retirement of the new bonds in accordance with the terms of the guarantee. The new bonds bear a fixed interest rate of 6.0% (versus a fixed interest rate of 7.375% for the previous bonds) and mature in 2033. The new bonds may mature prior to 2033 upon the occurrence of certain specified events such as the determination that the bonds are taxable or the failure of the Company to abide by the terms of its guarantee.

At December 31, 2003, the Company had undrawn unsecured letters of credit and guarantees totaling $186.5 million. These letters of credit primarily support the Company's obligations under various self-insurance programs, credit facilities and aircraft lease obligations.

NOTE 14 - ACCOUNTS RECEIVABLE AND ASSET SECURITIZATION
--------------------------------------------------------------------------------

                                                     December 31,
(In millions)                                   2003             2002
----------------------------------------------------------------------
Trade                                     $    562.8            522.1
Other                                           45.1             53.4
----------------------------------------------------------------------
                                               607.9            575.5
Estimated uncollectible amounts                (27.6)           (35.5)
----------------------------------------------------------------------
Accounts receivable, net                  $    580.3            540.0
======================================================================


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

The conduit has a priority collection interest in the entire pool of receivables and, as a result, BAX Funding has retained credit risk in excess of its retained interest. BAX Funding sells its receivables to the conduit at a discount. The amount of the discount is based on the conduit's borrowing cost plus incremental fees. BAX Global is the designated servicer of the receivables pool and is responsible for collections, reinvestment, and periodic reporting to the conduit. The Brink's Company has guaranteed the performance of BAX Global with respect to the agreement.

                                                           December 31,
(In millions)                                           2003          2002
------------------------------------------------------------------------------
Accounts receivable purchased by BAX Funding:
Total pool                                         $     93.0         93.3
Revolving interest sold to conduit                      (77.0)       (72.0)
------------------------------------------------------------------------------
Amount included in accounts receivable             $     16.0         21.3
==============================================================================


Due to the short-term nature of the Company's retained interest in accounts receivable, fair value approximates carrying value, net of an appropriate allowance. The Company has not recorded a servicing asset or liability because the average servicing period for accounts receivable approximates one month.

NOTE 15 - OPERATING LEASES
--------------------------------------------------------------------------------

The Company leases facilities, vehicles, aircraft, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options. The Company expects that in the normal course of business, the majority of operating leases will be renewed or replaced by other leases.

As of December 31, 2003, future minimum lease payments under noncancellable operating leases with initial or remaining lease terms in excess of one year are included below. Expected payments for heavy maintenance of aircraft are excluded from the table.


(In millions)     Facilities    Vehicles      Aircraft      Other        Total
--------------------------------------------------------------------------------
2004             $    85.4         29.0         14.6          8.3        137.3
2005                  62.9         22.6          5.2          4.6         95.3
2006                  47.2         15.1          0.8          3.3         66.4
2007                  38.7          9.4          0.8          1.7         50.6
2008                  31.9          6.2          0.8          0.8         39.7
Later years          112.0          7.1          1.2          1.2        121.5
--------------------------------------------------------------------------------
                 $   378.1         89.4         23.4         19.9        510.8
================================================================================


The table above includes lease payments for the initial accounting lease term and all renewal periods for certain vehicles used in Brink's and BHS' operations. If the Company were to not renew these leases, it would be subject to a residual value guarantee. The Company's maximum residual value guarantee was $54.1 million at December 31, 2003. If the Company continues to renew the leases and pays all of the lease payments for the vehicles that have been included in the above table (which aggregate lease payments decline over eight years), this residual value guarantee will reduce to zero at the end of the final renewal period.

The Company has leases on certain operating assets under which it has the option to either renew the lease, purchase the asset at a predetermined price, or pay a guaranteed residual value. At December 31, 2003, the maximum guaranteed residuals on these leases totaled $17.1 million.

Net rent expense amounted to $152.0 million in 2003, $149.0 million in 2002 and $142.3 million in 2001.

NOTE 16 - EQUITY-BASED COMPENSATION PLANS
--------------------------------------------------------------------------------

The Company has stock incentive plans to encourage employees and nonemployee directors to remain with the Company and to more closely align their interests with those of the Company's shareholders.

Stock Option Plans

The Company grants options under its 1988 Stock Option Plan (the "1988 Plan") to executives and key employees and under its Non-Employee Directors' Stock Option Plan (the "Non-Employee Plan") to outside directors, to purchase common stock at a price not less than the average quoted market value at the date of grant. All grants under the 1988 Plan made in the last three years have a maximum term of six years and substantially all of these grants either vest over three years from the date of grant or vest 100% at the end of the third year. The Non-Employee Plan options are granted with a maximum term of ten years and vest in full at the end of six months. There are 1.3 million shares underlying options for both plans that are authorized, but not yet granted.

The table below summarizes the activity in all plans for options for the Company's common stock for 2003, 2002 and 2001.

                                                            Per Share
                                                        Weighted Average
(Shares in millions)                    Shares           Exercise Price
------------------------------------------------------------------------

Outstanding at December 31, 2000          3.4           $     25.83
Granted                                   1.2                 21.03
Exercised                                (0.3)                16.15
Forfeited or expired                     (0.6)                32.88
------------------------------------------------------------------------

Outstanding at December 31, 2001          3.7                 23.96
Granted                                   1.0                 21.50
Exercised                                (0.1)                17.17
Forfeited or expired                     (0.5)                25.80
------------------------------------------------------------------------

Outstanding at December 31, 2002          4.1                 23.29
Granted                                   0.6                 15.24
Exercised                                (0.1)                14.10
Forfeited or expired                     (0.6)                30.79
------------------------------------------------------------------------

Outstanding at December 31, 2003          4.0           $     21.14
------------------------------------------------------------------------

The following table summarizes information about stock options outstanding as of December 31, 2003.


                                                      Stock Options                   Stock Options
(Shares in millions)                                   Outstanding                     Exercisable
------------------------------------------------------------------------------------------------------------
                                       Weighted Average            Per Share                   Per Share
Range of                             Remaining Contractual     Weighted Average            Weighted Average
Exercise Prices           Shares         Life (Years)           Exercise Price    Shares    Exercise Price
------------------------------------------------------------------------------------------------------------
$  13.66 to 14.49            0.5                2.7               $    13.68         0.5       $   13.68
   14.50 to 16.99            0.6                5.5                    15.31         -             16.77
   17.00 to 19.99            0.4                2.6                    18.75         0.3           18.74
   20.00 to 21.49            0.9                4.3                    21.38         0.3           21.15
   21.50 to 23.99            0.9                3.7                    21.76         0.5           21.84
   24.00 to 30.99            0.4                1.9                    27.21         0.4           27.21
   31.00 to 228.03           0.3                0.7                    38.93         0.3           38.93
------------------------------------------------------------------------------------------------------------
     Total                   4.0                3.5               $    21.14         2.3       $   22.62
============================================================================================================


Exercisable options at the end of the year for common stock were 2.3 million in 2003, 2.1 million in 2002, and 1.7 million in 2001.


Employee Stock Purchase Plan

Under the 1994 Employee Stock Purchase Plan (the "ESPP"), as amended, the Company is authorized to issue up to 1.0 million shares of common stock (of which 0.9 million shares had been issued as of December 31, 2003) to eligible employees. The ESPP is a noncompensatory plan that allows eligible employees to buy the Company's common stock at below market value, subject to plan limitations on the amount an employee may purchase annually. Under the ESPP, the Company sold approximately 0.2 million shares of common stock to employees in 2003, approximately 0.1 million shares in 2002 and approximately 0.1 million in 2001.

NOTE 17 - CAPITAL STOCK
--------------------------------------------------------------------------------

Repurchase Program

The Company has the remaining authority to purchase up to 1.0 million shares of common stock under a share repurchase program authorized by the Board of Directors, with an aggregate purchase price limitation of $19.1 million.

Employee Benefits Trust

The Brink's Company Employee Benefits Trust (the "Trust") holds shares of the Company's common stock to fund obligations under certain compensation and employee benefit programs that provide for the issuance of stock. In December 2003 the Board approved an additional 2.5 million shares of common stock to be issued to the Trust, which issuance occurred in 2004. Shares owned by the Trust are accounted for at fair value as a reduction of shareholders' equity. Shares of common stock will be voted by the trustee in the same proportion as those voted by the Company's employees participating in the Company's 401(k) plan.

Preferred Stock

At December 31, 2003, the Company has authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

Series A Preferred Stock Rights Agreement

Under the Amended and Restated Rights Agreement dated as of September 2003, holders of common stock have rights to purchase a new Series A Participating Cumulative Preferred Stock (the "Series A Preferred Stock") of the Company at the rate of one right for each share of common stock. Each right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series A Preferred Stock at a purchase price of $60.00, subject to adjustment.

Each fractional share of Series A Preferred Stock will be entitled to participate in dividends and to vote on an equivalent basis with one whole share of common stock. Each right will not be exercisable until after a third party acquires more than 15% of the total voting rights of all outstanding common stock or on specific dates as may be designated by the Board after commencement of a tender offer or exchange offer by a third party for more than 15% of the total voting rights of all outstanding common stock.

If after the rights become exercisable, the Company is acquired in a merger or other business combination, each right will entitle the holder to purchase, for the purchase price, common stock of the surviving or acquiring company having a market value of twice the purchase price. In the event a third party acquires more than 15% of all outstanding common stock, the rights will entitle each holder to purchase, at the purchase price, that number of fractional shares of Series A Preferred Stock equivalent to the number of shares of common stock which at the time of the triggering event would have a market value of twice the purchase price. As an alternative to the purchase described in the previous sentence, the Board may elect to exchange the rights for other forms of consideration, including that number of shares of common stock obtained by dividing the purchase price by the market price of the common stock at the time of the exchange or for cash equal to the purchase price. The rights may be redeemed by the Company at a price of $0.01 per right and expire on September 25, 2007.

Series C Convertible Preferred Stock

On August 15, 2002 the Company redeemed all 21,433 outstanding shares of the $31.25 Series C Cumulative Preferred Stock for $506.25 per share, or $10.8 million, including a $0.6 million premium on the redemption. The premium represents the excess of cash paid to holders over the carrying value of the shares redeemed.

NOTE 18 - INCOME TAXES
--------------------------------------------------------------------------------

The provision (benefit) for income taxes from continuing operations consists of the following:


                                                  Years Ended December 31,
(In millions)                               2003           2002           2001
--------------------------------------------------------------------------------

Current tax provision

U.S. federal                           $     -               12.0          3.5
State                                        1.0              3.1          3.5
Foreign                                     24.5             25.8         23.9
--------------------------------------------------------------------------------
                                            25.5             40.9         30.9
--------------------------------------------------------------------------------

Deferred tax provision (benefit)

U.S. federal                                (8.6)             2.1          3.4
State                                       20.4             (4.1)        (4.1)
Foreign                                     18.4              1.5         (5.1)
--------------------------------------------------------------------------------
                                            30.2             (0.5)        (5.8)
--------------------------------------------------------------------------------
                                       $    55.7             40.4         25.1
================================================================================

The U.S. federal current income tax provisions on continuing operations in 2002 and 2001 are offset by U.S federal current tax benefits included in the loss from discontinued operations.

The tax benefit for compensation expense related to the exercise of certain employee stock options for tax purposes in excess of compensation expense for financial reporting purposes is recognized as an adjustment to shareholders' equity.

The components of the net deferred tax asset are as follows:


                                                                               December 31,
--------------------------------------------------------------------------------------------------
(In millions)                                                            2003              2002
--------------------------------------------------------------------------------------------------
Deferred tax assets

Accounts receivable                                                $      6.8               10.9
Postretirement benefits other than pensions                             178.2              164.3
Pension liabilities                                                      35.4               49.4
Multi-employer pension plan withdrawal liabilities                       18.2               12.2
Workers' compensation and other claims                                   47.3               45.9
Deferred revenue                                                         58.0               54.4
Other assets and liabilities                                            149.9              138.8
Net operating loss carryforwards                                         53.2               54.1
Alternative minimum tax credits                                          63.3               52.5
--------------------------------------------------------------------------------------------------
Subtotal                                                                610.3              582.5
Valuation allowances                                                    (38.5)              (9.8)
--------------------------------------------------------------------------------------------------
Total deferred tax assets                                               571.8              572.7
--------------------------------------------------------------------------------------------------

Deferred tax liabilities

Property and equipment, net                                             116.2               80.0
Prepaid pension assets                                                    5.5                3.8
Other prepaid assets                                                     19.1               17.9
VEBA                                                                     36.8                6.4
Other assets and miscellaneous                                           46.4               63.2
--------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                          224.0              171.3
--------------------------------------------------------------------------------------------------
Net deferred tax asset                                             $    347.8              401.4
==================================================================================================

Included in:
   Current assets                                                  $     91.7               81.3
   Noncurrent assets                                                    282.7              349.3
   Current liabilities, included in accrued liabilities                  (0.1)              (0.8)
   Noncurrent liabilities                                               (26.5)             (28.4)
--------------------------------------------------------------------------------------------------
Net deferred tax asset                                             $    347.8              401.4
==================================================================================================


The valuation allowances relate to deferred tax assets in certain state and non-U.S. jurisdictions. Based on the Company's historical and expected future taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, net of valuation allowances, at December 31, 2003.

The following table accounts for the difference between the actual tax provision from continuing operations and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% in 2003, 2002 and 2001 to the income from continuing operations before income taxes.


                                                                           Years Ended December 31,
(In millions)                                                           2003         2002         2001
---------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes:
   United States                                                   $    10.1         61.9         (6.6)
   Foreign                                                              63.8         47.9         70.0
---------------------------------------------------------------------------------------------------------
Total                                                              $    73.9        109.8         63.4
=========================================================================================================

Tax provision computed at statutory rate                           $    25.9         38.4         22.2
Increases (reductions) in taxes due to:
   Adjustments to the valuation allowances                              27.9          1.5          1.3
   Federal benefit for increase in valuation allowance on
    state deferred tax assets                                          (5.9)         -            -
   State income taxes (net of federal tax benefit exclusive of
    valuation allowance)                                                 2.9         (0.7)        (0.4)
   Goodwill amortization                                                 -            -            2.1
   Difference between total taxes on foreign income and the
    U.S. federal statutory rate                                          0.6          1.5         (1.5)
   Taxes provided on undistributed earnings of foreign equity
     affiliates                                                          3.7          -            -
   Changes in accrual for tax contingencies                             (6.7)        (3.4)         -
   Adjustment of deferred tax accounts                                   5.0          1.6          -
   Other                                                                 2.3          1.5          1.4
---------------------------------------------------------------------------------------------------------
Actual tax provision from continuing operations                    $    55.7         40.4         25.1
=========================================================================================================


The Company's income tax provision in 2003 includes $22.0 million of expense related to fourth quarter adjustments to valuation allowances for certain state and foreign deferred tax assets, net of the federal benefit of recording valuation allowances on state deferred tax assets. The valuation allowances were required due to the Company's assessment that these assets did not meet the more-likely-than-not recognition criteria of SFAS No. 109.

Adjustments were made to the Company's deferred tax assets and liabilities in 2003 based on an analysis completed in 2003. In 2003 and 2002, the Company also reversed contingency accruals related to favorable settlements of issues relating primarily to the Company's U.S. federal tax returns.

As of December 31, 2003, the Company has not recorded U.S. federal deferred income taxes on $224.3 million of undistributed earnings of its foreign subsidiaries and equity affiliates. It is expected that these earnings will either be permanently reinvested in operations outside the U.S. or, if repatriated, will be substantially offset by tax credits. If the earnings were remitted to the U.S. and no credits were available, additional U.S. tax expense of $78.5 million would ultimately be recognized.

The Company's U.S. entities file a consolidated U.S. federal income tax return.

As of December 31, 2003, the Company had $63.3 million of alternative minimum tax credits available to offset future U.S. federal income taxes and, under current tax law, the carryforward period for these credits is unlimited.

The tax benefit of net operating loss carryforwards as of December 31, 2003 was $53.2 million and related to U.S. federal and various state and foreign taxing jurisdictions. The gross amount of the net operating losses was $250.6 million as of December 31, 2003. The expiration periods primarily range from 5 years to an unlimited period.

The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. While it is difficult to predict the final outcome of the various issues that arise during an examination, the Company believes that it has adequately provided for all contingent income tax liabilities and interest.

NOTE 19 - SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------

                                                   Years Ended December 31,
(In millions)                                  2003          2002          2001
--------------------------------------------------------------------------------
Cash paid for:
   Interest                               $    23.9          22.7          31.1
   Income taxes, net                           25.3          14.8          20.1
================================================================================


NOTE 20 - OTHER OPERATING INCOME, NET
--------------------------------------------------------------------------------

                                                   Years Ended December 31,
(In millions)                                  2003          2002          2001
--------------------------------------------------------------------------------
Gains on sale of operating assets, net    $     6.4           -             -
Foreign currency transaction gains, net         3.2           2.0           4.0
Share of earnings of equity affiliates          0.3           1.2           3.4
Royalty income                                  1.7           1.3           1.3
Other                                           4.0           0.7           3.9
--------------------------------------------------------------------------------
Total                                     $    15.6           5.2          12.6
================================================================================


NOTE 21 - OTHER NONOPERATING INCOME (EXPENSE), NET
--------------------------------------------------------------------------------


                                                              Years Ended December 31,
(In millions)                                               2003       2002        2001
-----------------------------------------------------------------------------------------
Gain on monetization of coal royalty agreement      $        2.6        -           -
Gains (losses) on sale of marketable securities             (0.2)       0.8         4.0
Discounts and other fees of accounts receivable
 securitization program                                     (1.7)      (1.6)       (4.0)
Other, net                                                   1.6       (4.4)        0.2
-----------------------------------------------------------------------------------------
Total                                               $        2.3       (5.2)        0.2
=========================================================================================

NOTE 22 - RISK MANAGEMENT
--------------------------------------------------------------------------------

The Company has risk management policies designed to protect the earnings and cash flows of the Company from adverse fluctuations in interest rates, commodity prices and foreign exchange rates. The Company utilizes derivative and non-derivative financial instruments in order to manage these risks. The Company does not use derivative financial instruments for purposes other than hedging underlying commercial or financial exposures of the Company. The risk that counterparties to these derivative financial instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions with investment grade credit ratings. The Company does not expect to incur a loss from the failure of any counterparty to perform under the agreements.

Derivative Financial Instruments and Hedging Activities


Interest Rate Risk Management
The Company's interest-bearing debt and certain other obligations are subject to interest rate fluctuation risk. The Company's risk management policy requires that the Company maintain certain ratios between fixed and floating rate obligations. The Company utilizes derivative financial instruments such as interest rate swaps to assist in meeting this objective. The Company has designated its interest rate swaps as cash flow hedges for accounting purposes.

The Company has entered into interest rate swaps that effectively change a portion of the variable cash flows from floating rates to fixed rates. The notional amounts of the swaps outstanding at December 31, 2003 are $50.0 million through August 2005.

Changes in fair value on interest rate swaps are initially recorded in other comprehensive income (loss); they are subsequently reclassified to nonoperating expense (for hedges related to the accounts receivable securitization facility) and to interest expense (for hedges related to debt) in the same period in which the variable cash flows affect earnings. Any ineffectiveness in the hedging relationship is recognized immediately in earnings. During each of the three years ended December 31, 2003, no significant amounts were included in earnings as a result of the interest rate swaps being ineffective. For the three years ended December 31, 2003, no amounts were excluded from the assessment of effectiveness. At December 31, 2003, $0.8 million of unrecognized pretax loss was included in accumulated other comprehensive loss and of this amount, $0.7 million is expected to be recognized in earnings in 2004.

Commodities Price Risk Management
The Company consumes various commodities in the normal course of its business and utilizes derivative financial instruments to minimize the variability in forecasted cash flows due to price movements in certain of these commodities. Transactions involving commodities in continuing operations that are the subject of the Company's risk management policy are purchases of jet fuel for BAX Global's North America fleet operations.

The Company enters into swap contracts and collars to hedge a portion of its forecasted jet fuel purchases for use in the BAX Global aircraft operation. In addition, depending on market conditions, the Company has charged its customers a fuel surcharge to offset the effects of high jet fuel prices. At December 31, 2003, the outstanding notional amount of swap contracts for jet fuel totaled 8 million gallons.

Prior to the February 2004 sale of its gold operations, the Company entered into forward gold sales contracts to fix the selling price on a portion of forecasted gold sales. As part of the sale of the business, the buyer assumed all remaining derivative financial instruments at the date of the sale.

During 2003, the Company utilized forward sales contracts and option strategies to hedge the selling price on a portion of its forecasted natural gas sales. The Company exited the natural gas business in 2003.

The Company has designated its commodity hedges as cash flow hedges for accounting purposes. Effectiveness is assessed based on the total changes in the estimated present value of cash flows for its jet fuel and natural gas hedges. The effectiveness of gold hedges is assessed based on changes in the spot rate of gold and other changes in expected cash flows are excluded from the assessment.

For jet fuel swaps, the changes in fair value are recorded in other comprehensive income (loss) and subsequently reclassified to earnings, as a component of operating expenses, in the same period as the jet fuel is used. For natural gas and gold contracts prior to the sale of these businesses, the changes in fair value were recorded in other accumulated comprehensive income
(loss) and subsequently reclassified to earnings, as a component of discontinued operations.

 (In millions, except number of months)                                 Jet Fuel
--------------------------------------------------------------------------------
Amounts recognized in 2003 pretax earnings:
   Ineffective amounts                                               $     0.1
   Amounts excluded in assessment of effectiveness                          -
Net gain in other comprehensive income (loss) at December 31, 2003
   expected to be reclassified to earnings in 2004                   $     0.4
Maximum number of months hedges outstanding                                12
--------------------------------------------------------------------------------


Foreign Currency Risk Management
The Company is exposed to foreign currency exchange fluctuations due to certain transactions to which the Company is a party. Some customers are billed for BAX Global's services in currencies that are different than the functional currency of the subsidiary that recognizes the sale. Some transportation costs incurred by BAX Global's non-U.S. subsidiaries are denominated in currencies that are different than the subsidiaries' functional currency. The Company's BAX Global operation has a wholly owned international subsidiary that serves as a finance coordination center. The subsidiary has the U.S. dollar as its functional currency, and has intercompany receivables and payables that are not denominated in U.S. dollars.

The Company utilizes foreign currency forward contracts to minimize the variability in cash flows due to changes in foreign currency values. The Company's foreign currency forward contracts provide an economic hedge of the risk associated with changes in currency rates on the related assets and liabilities. Changes in the fair value of foreign currency forward contracts are reported in earnings in the same period that the foreign currency transaction gains and losses on the related assets and liabilities are reported.

As of December 31, 2003, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted foreign currency denominated transactions is six months.

Non-Derivative Financial Instruments

Non-derivative financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high-credit-quality financial institutions and the Company limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are reduced as a result of the diversification benefit provided by the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographic areas. Credit limits, ongoing credit evaluation and account-monitoring procedures are utilized to minimize the risk of loss from nonperformance on trade receivables.

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

                                            December 31,
                                2003                          2002
-------------------------------------------------------------------------------
                         Fair         Carrying          Fair         Carrying
(In millions)            Value         Values           Value         Values
-------------------------------------------------------------------------------
Senior Notes      $      107.2           95.0           107.3           95.0
DTA bonds                 48.0           43.2            53.1           43.2
===============================================================================


NOTE 23 - OTHER COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

Purchase Obligations

ACMI Agreements
At December 31, 2003, the Company had aircraft, crew, maintenance and insurance ("ACMI") agreements with third parties to provide aircraft usage and services to BAX Global, which expire in 2004. The fixed and determinable portion of the obligations under ACMI agreements aggregate approximately $13.0 million in 2004. Amounts purchased under these arrangements, including any variable component based on hours of usage, were $49.5 million in 2003, $49.4 million in 2002 and $63.4 million in 2001.

Other
At December 31, 2003, the Company had noncancelable commitments to purchase $12.5 million of equipment and $6.5 million of computer processing and consulting services.

Former Coal Operations

At December 31, 2003, the Company had obligations of $24.4 million under mineral lease agreements that give it the right to access and mine coal properties in exchange for required minimum annual payments. Because the Company does not intend to produce coal in the future, the Company has recorded a $13.4 million liability based on the present value of these obligations.

Future advance minimum royalty payments due under the mineral lease agreements at December 31, 2003 were as follows:

                                    Advanced Minimum
(In millions)                     Royalty Payments Due
--------------------------------------------------------
2004                                $         0.8
2005                                          2.5
2006                                          1.6
2007                                          1.6
2008                                          1.1
Later years                                  16.8
--------------------------------------------------------
                                    $        24.4
========================================================


Amounts paid by the Company's former coal operations under arrangements that were charged to expense were $0.5 million in 2003, $6.6 million in 2002 and $9.8 million in 2001.

Federal Black Lung Excise Tax

In 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of certain of the Company's subsidiaries, ruling that the Federal Black Lung Excise Tax ("FBLET") is unconstitutional as applied to export coal sales. Through December 31, 2003, the Company had received refunds including interest of $27.2 million, including $2.8 million received in 2003. The Company continues to pursue the refund of other FBLET payments. Due to uncertainty as to the ultimate receipt of additional amounts, if any, which could amount to as much as $18 million (before income taxes), the Company has not recorded receivables for additional FBLET refunds.

Litigation

The Company is defending potentially significant civil suits. Although the Company is defending these cases vigorously and believes that its defenses have merit, it is possible that one or more of these suits ultimately may be decided in favor of the plaintiffs. If so, the Company expects that the ultimate amount of unaccrued losses could range from $0 to $40 million.

Surety Bonds

The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers' compensation, to reclaim lands used for mining by the Company's former coal operations and to satisfy other benefits. As of December 31, 2003, the Company had outstanding surety bonds with third parties totaling approximately $178 million that it has arranged in order to satisfy the various security requirements. Most of these bonds provide financial security for previously recorded liabilities. Because some of the Company's reclamation obligations have been assumed by purchasers of the Company's former coal operations, $13 million of the Company's surety bonds are expected to be replaced by purchasers' surety bonds after the mining permits with the state are transferred. Surety bonds are typically renewable on a yearly basis; however, there can be no assurance the bonds will be renewed or that premiums in the future will not increase. If the surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its U.S. credit facility to provide letters of credit or other collateral to secure its obligations.

The Company is in the process of transferring mining permits to buyers of its former coal interests. Until the permits are transferred, the Company is contingently liable for the reclamation of these mining sites.

Environmental Remediation

The Company has agreed to pay a portion of the remediation costs arising from hydrocarbon contamination at a formerly owned petroleum terminal facility ("Tankport") in Jersey City, New Jersey, which was sold in 1983. The Company is in the process of completing remediation of the site under an approved plan. In the fourth quarter of 2003, the Company and a third party reached an agreement that establishes the allocation of past costs related to the recovery of environmental costs, and as a result, the Company recognized a $5.3 million pretax gain in discontinued operations. The Company estimates its portion of the remaining clean-up and operational and maintenance costs to be $2.5 million.

NOTE 24 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------


                                                  2003 Quarters                       2002 Quarters
(In millions, except per share amounts)    1st     2nd      3rd     4th          1st    2nd      3rd      4th
-----------------------------------------------------------------------------------------------------------------
Revenues                                $ 928.9   960.6    999.4  1,109.7    $  889.5  908.7    943.1    992.5
Operating profit                            0.0    13.2     22.4     64.2        34.7   33.3     34.4     29.9
Income (loss) from:
   Continuing operations                $  (3.2)    5.6     11.5      4.3    $   17.4   17.6     21.3     13.1
   Discontinued operations                  1.5     0.5     38.5    (29.3)       (9.3)   1.5      0.8    (36.3)
----------------------------------------------------------------------------------------------------------------
Net income (loss)                       $  (1.7)    6.1     50.0    (25.0)   $    8.1   19.1     22.1    (23.2)
================================================================================================================

Net income (loss) per common share:
Basic and diluted:
   Continuing operations                $ (0.06)   0.11     0.22     0.08    $   0.33   0.33     0.39     0.25
   Discontinued operations                 0.03    0.00     0.72    (0.55)      (0.18)  0.03     0.02    (0.69)
----------------------------------------------------------------------------------------------------------------
Basic and diluted                       $ (0.03)   0.11     0.94    (0.47)   $   0.15   0.36     0.41    (0.44)
================================================================================================================

Dividends declared per common share     $  0.025   0.025    0.025    0.025   $   0.025  0.025    0.025    0.025
Stock prices:
   High                                 $ 18.81   16.40    18.25    23.34    $  25.90  28.92    25.00    23.70
   Low                                    12.36   12.39    14.38    17.65       20.50  22.20    18.60    17.50
================================================================================================================


Earnings per share amounts for each quarter are required to be computed independently. As a result, their sum may not equal the total year earnings per share.

The Company's quarterly financial data has been reclassified to reflect the Company's natural gas, timber and gold as part of discontinued operations.

The Company's common stock trades on the New York Stock Exchange as "BCO." Prior to May 2003, the Company traded on the NYSE as "PZB". As of March 1, 2004, there were approximately 3,015 shareholders of record of common stock.

                               THE BRINK'S COMPANY
                                and subsidiaries

                             SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

Five Years in Review



(In millions, except per share amounts)                     2003       2002        2001       2000       1999
--------------------------------------------------------------------------------------------------------------
Revenues and Income

Revenues                                               $  3,998.6     3,733.8     3,584.0    3,798.6    3,684.6
Income (loss) from continuing operations before
   cumulative effect of change in accounting principle $     18.2        69.4        38.3       (2.1)     107.7
Income (loss) from discontinued operations (a)               11.2       (43.3)      (21.7)    (202.5)     (73.0)
Cumulative effect of change in accounting principle (b)       -           -          -         (52.0)      -
---------------------------------------------------------------------------------------------------------------
Net income (loss)                                      $     29.4        26.1        16.6     (256.6)      34.7
===============================================================================================================

Financial Position

Property and equipment, net                            $    873.2       871.2       915.5      925.8      930.4
Total assets                                              2,548.6     2,459.9     2,423.2    2,478.7    2,459.7
Long-term debt, less current maturities                     221.5       304.2       257.4      313.6      395.1
Shareholders' equity                                        495.6       381.2       476.1      475.8      749.6
===============================================================================================================

Per Common Share (c)

Basic, net income (loss):
   Continuing operations                               $     0.34        1.31        0.74        -         2.55
   Discontinued operations (a)                               0.21       (0.83)      (0.43)     (4.07)     (1.49)
   Cumulative effect of change in accounting principle (b)     -           -          -        (1.04)      -
---------------------------------------------------------------------------------------------------------------
Total basic                                            $     0.55        0.48        0.31      (5.11)      1.06
---------------------------------------------------------------------------------------------------------------
Diluted, net income (loss):
   Continuing operations                               $     0.34        1.30        0.73      (0.01)      2.18
   Discontinued operations (a)                               0.21       (0.82)      (0.42)     (4.07)     (1.48)
   Cumulative effect of change in accounting principle (b)     -           -          -        (1.04)       -
---------------------------------------------------------------------------------------------------------------
Total diluted                                          $     0.55        0.48        0.31      (5.12)      0.70
---------------------------------------------------------------------------------------------------------------
Cash dividends                                         $     0.10        0.10        0.10       0.10        NM
===============================================================================================================

Per Common Share, pro forma for accounting change (b)

Basic, income (loss) from:
   Continuing operations                               $     0.34        1.31        0.74        -         2.46
   Discontinued operations                                   0.21       (0.83)      (0.43)     (4.07)     (1.49)
---------------------------------------------------------------------------------------------------------------
Total basic, pro forma                                 $     0.55        0.48        0.31      (4.07)      0.97
---------------------------------------------------------------------------------------------------------------
Diluted, income (loss) from:
   Continuing operations                               $     0.34        1.30        0.73      (0.01)      2.08
   Discontinued operations                                   0.21       (0.82)      (0.42)     (4.07)     (1.48)
---------------------------------------------------------------------------------------------------------------
Total diluted, pro forma                               $     0.55        0.48        0.31      (4.08)      0.60
===============================================================================================================

Weighted Average Common Shares Outstanding

Basic                                                        53.1        52.1        51.2       50.1       49.1
Diluted                                                      53.2        52.4        51.4       50.1       49.3
===============================================================================================================

                               THE BRINK'S COMPANY
                                and subsidiaries

                       SELECTED FINANCIAL DATA (CONTINUED)
--------------------------------------------------------------------------------

Five Years in Review


(In millions, except per share amounts)             2003       2002        2001      2000      1999
------------------------------------------------------------------------------------------------------
Per Pittston Brink's Group Common Share (c)

Basic net income                                    N/A         N/A         N/A       N/A       2.16
Diluted net income                                  N/A         N/A         N/A       N/A       2.15
Pro forma basic                                     N/A         N/A         N/A       N/A       2.03
Pro forma diluted                                   N/A         N/A         N/A       N/A       2.03
Cash dividends                                      N/A         N/A         N/A       N/A       0.10
======================================================================================================

Per Pittston BAX Group Common Share (c)

Basic net income                              $     N/A         N/A         N/A       N/A       1.73
Diluted net income                                  N/A         N/A         N/A       N/A       1.72
Cash dividends                                      N/A         N/A         N/A       N/A       0.24
======================================================================================================

Per Pittston Minerals Group Common Share (c)

Basic net income (loss):
   Continuing operations                      $     N/A         N/A         N/A       N/A       0.89
   Discontinued operations (a)                      N/A         N/A         N/A       N/A      (8.22)
------------------------------------------------------------------------------------------------------
Total basic                                   $     N/A         N/A         N/A       N/A      (7.33)
------------------------------------------------------------------------------------------------------
Diluted net income (loss):
   Continuing operations                      $     N/A         N/A         N/A       N/A      (1.01)
   Discontinued operations (a)                      N/A         N/A         N/A       N/A      (7.60)
------------------------------------------------------------------------------------------------------
Total diluted                                 $     N/A         N/A         N/A       N/A      (8.61)
------------------------------------------------------------------------------------------------------
Cash dividends                                $     N/A         N/A         N/A       N/A       0.025
======================================================================================================

(a) Income (loss) from discontinued operations reflects the operations and losses on disposal of the Company's former coal, natural gas, timber and gold operations. Some of the expenses recorded within discontinued operations through 2002 are continuing after the disposition of the coal business and are recorded within continuing operations in 2003. The expenses that continue primarily consist of postretirement and other employee benefits associated with Company-sponsored plans and black lung obligations; and administrative and legal expenses to oversee residual assets and retained benefit obligations. See note 6. In accordance with APB No. 30, the Company included these expenses within discontinued operations for periods prior to 2003. Beginning in 2003, expenses related to Company-sponsored pension and postretirement benefit obligations, black lung obligations and related administrative costs are recorded as a component of continuing operations. The amount of expenses related to postretirement and other employee benefits associated with the Company-sponsored plans and black lung obligations that were charged to discontinued operations were $2 million, $53 million, and $48 million for the years ended 2002, 2001, and 2000, respectively. As required by APB No. 30, expenses recorded in 2000 include both the actual expenses for that year plus an accrual of costs through the expected disposal period, which at the time was expected to be the end of 2001. Expenses recorded in 2001 represent an estimate of costs for 2002 due to the extension of the expected disposal period to the end of 2002. Future adjustments to contingent liabilities will continue to be recorded within discontinued operations.
(b) The Company's results for 2000 include a noncash after-tax charge of $52.0 million, or $1.04 per diluted share, to reflect the cumulative effect of a change in accounting principle pursuant to guidance issued in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," by the Securities and Exchange Commission in December 1999 and a related interpretation issued in October 2000. Pro forma income (loss) per share amounts in 1999 have been adjusted to show the effect of the change in accounting as if it had been in effect for all periods presented.
(c) Prior to January 14, 2000, the Company was comprised of three separate groups - Pittston Brink's Group, Pittston BAX Group, and Pittston Minerals Group. The Pittston Brink's Group included the Brink's and BHS operations of the Company. The Pittston BAX Group included the BAX Global operations of the Company. The Pittston Minerals Group included the coal and other natural resources operations of the Company. Also, prior to January 14, 2000, the Company had three classes of common stock: Pittston Brink's Group Common Stock ("Brink's Stock"), Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock"), which were designed to provide shareholders with separate securities reflecting the performance of the Brink's Group, the BAX Group and the Minerals Group, respectively. On December 6, 1999, the Company announced that its Board of Directors approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares of Minerals Stock and BAX Stock for shares of Brink's Stock. The exchange took place on January 14, 2000. The Brink's Company common shares and per share amounts in 1999 are pro forma, computed using the same exchange formula used in the January 14, 2000 exchange.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT
--------------------------------------------------------------------------------

The Board of Directors, as elected by the shareholders, is divided into three classes, with the term of office of one of the three classes of directors expiring each year, and with each class being elected for a three-year term. Presently, there are ten members of the Board of Directors, nine of whom are outside directors with broad experience in business, finance and public affairs.

Roger G. Ackerman /1/, /3/, /5/
Retired Chairman and Chief Executive Officer - Corning Incorporated (specialty glass, ceramics and communications)

Betty C. Alewine /1/, /4/, /6/
Retired President and Chief Executive Officer - COMSAT Corporation (provider of global satellite services and digital networking services and technology)

James R. Barker /1/, /2/, /3/
Chairman - The Interlake Steamship Co. (vessel owners and operators of self unloaders); Vice Chairman - Mormac Marine Group, Inc. (vessel owners of oil product carriers); and Vice Chairman - Moran Towing Corporation (tug and barge owners and operators)

Marc C. Breslawsky /1/, /2/, /5/
President and Chief Executive Officer - Imagistics International Inc. (direct sales, service and marketing of enterprise office imaging and document solutions)

James L. Broadhead /1/, /3/, /6/
Retired Chairman and Chief Executive Officer - FPL Group, Inc. (public utility holding company)

Michael T. Dan /1/
Chairman of the Board, President and Chief Executive Officer - The Brink's
Company

Gerald Grinstein /1/, /3/, /4/
Chief Executive Officer - Delta Air Lines, Inc. (commercial airline); Principal
- Madrona Investment Group LLC (private investment Company); Strategic Advisor
- Madrona Venture Fund (Seattle-based venture fund)

Ronald M. Gross /1/, /2/, /4/
Chairman Emeritus, Former Chairman and Chief Executive Officer - Rayonier, Inc. (a global supplier of specialty pulps, timber and wood products)

Carl S. Sloane /1/, /2/, /6/
Private Consultant and Ernest L. Arbuckle Professor of Business Administration, Emeritus, Harvard University, Graduate School of Business Administration

Ronald L. Turner /1/, /4/, /5/
Chairman, President and Chief Executive Officer - Ceridian Corporation (information services company engaged in providing human resource outsourcing services, as well as payment services, to transportation and retail markets in the U.S., Canada and Europe)


/1/ Executive Committee
/2/ Audit and Ethics Committee
/3/ Compensation and Benefits Committee
/4/ Corporate Governance and Nominating Committee
/5/ Finance Committee
/6/ Pension Committee


THE BRINK'S COMPANY
EXECUTIVE OFFICERS

Michael T. Dan
Chairman of the Board, President and Chief
Executive Officer

James B. Hartough
Vice President - Corporate Finance and Treasurer

Frank T. Lennon
Vice President - Human Resources and Administration

Austin F. Reed
Vice President, General Counsel and Secretary

Robert T. Ritter
Vice President and Chief Financial Officer