Form 10-K, Exhibit 13
period 2005-12-31
BRINKS CO
filed 2006-03-08
CIK 78890

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
================================================================================

OPERATIONS
================================================================================


The Brink's Company
--------------------------------------------------------------------------------

Executive Overview

The Brink's Company (along with its subsidiaries, the "Company") conducts business in the security industry through two wholly owned subsidiaries:


o  Brink's, Incorporated ("Brink's")      Brink's   offers   services   globally
                                          including armored car  transportation,
                                          automated   teller   machine   ("ATM")
                                          replenishment and  servicing, currency
                                          and deposit  processing including  its
                                          "Cash  Logistics"   operations,   coin
                                          sorting and  wrapping,  arranging  the
                                          secure air transportation of valuables
                                          ("Global Services"), the deploying and
                                          servicing of safes  and  safe  control
                                          devices,   including    its   patented
                                          CompuSafe(R) service and transporting,
                                          sorting   and   destroying   sensitive
                                          information ("Secure Data Solutions").


o  Brink's Home Security, Inc. ("BHS")    BHS offers monitored security services
                                          in   North   America   primarily   for
                                          owner-occupied,          single-family
                                          residences. To a  lesser  extent,  BHS
                                          offers    security     services    for
                                          commercial      and       multi-family
                                          properties. BHS typically installs and
                                          owns the on-site security  systems and
                                          charges fees to  monitor  and  service
                                          the systems.


Management's approach to each of its security businesses is similar, with a focus on quality service, the brand, risk management and a patient and disciplined approach to markets. Management believes each business is a premium provider of services in the markets that it serves. The Company's marketing and sales efforts are enhanced by its brands so the Company seeks to protect their value. Since the Company's services focus on handling, transporting, and protecting valuables, its employees strive to understand and manage risk. Overlaying management's approach is an understanding that the Company must be disciplined and patient enough to charge fair prices that reflect the value provided, the risk assumed and the need for an adequate return for the Company's investors.

The business environments in which the Company's security businesses operate around the world are constantly changing. Management must continually adapt to changes in the competitive landscapes, economies in different parts of the world and even each customer's level of business. To be successful, management must be able to balance requirements of local laws and regulations, risk and the effects of changing demand on the utilization of its resources. As a result, the Company operates largely on a decentralized basis so local management can adjust operations to its unique circumstances.

For the same reasons that the Company operates on a decentralized basis, short-term forecasts of performance are difficult to make with precision. As a result, the Company does not provide detailed earnings forecasts.

The Company measures financial performance on a long-term basis. The key financial factors on which it focuses are:

        o  Growth in revenues and earnings
        o  Generation of cash flow
        o  Creation of value through solid returns on capital

These and similar measures are critical components of the Company's incentive compensation programs and performance evaluations.

The Company sold BAX Global Inc. ("BAX Global"), a wholly owned freight transportation subsidiary, in January 2006 for $1.1 billion in cash. Net after-tax proceeds are expected to approximate $1.0 billion. The Company immediately contributed $225 million of the proceeds to a Voluntary Employees' Beneficiary Association Trust ("VEBA") designated to pay retiree medical obligations of former coal operations and paid down $46 million of short-term debt. The Company expects to use the remaining after-tax proceeds to:

        o  repay up to approximately $140 million of debt,
        o  repurchase  between $400  million and $600  million of the  Company's
           common  stock,  subject  to   approval  of  the  Company's  Board  of
           Directors, and
        o  support future growth and other activities of the Company.

The Company initially retained ownership of Air Transport International, LLC ("ATI"), BAX Global's former airline subsidiary, pending receipt of required regulatory approvals. Regulatory approval was obtained and ATI was sold on February 28, 2006.

BAX Global's results of operations, including ATI, have been reported as discontinued operations for all years reported. The Company has indemnified the purchaser for various liabilities and contingencies associated with BAX Global's operations prior to the date of sale. These indemnities are not expected to generate significant ongoing expenses or cash flows, although the Company expects to pay $23 million for retained tax liabilities over the next two or three years.

The Company previously sold its natural resource businesses and has retained significant liabilities associated with former coal operations. Since these liabilities are expected to generate ongoing expenses and require significant cash outflows, the Company considers liability management and funding to be an important activity.

Information about the Company's liabilities and assets related to its former businesses is contained in a number of sections of this report, including:

        o  Retained Liabilities and Assets of Former Operations
        o  Application of Critical Accounting Policies

Disclosures in the first section show five-year projections for estimated ongoing payments and expense associated with the retained obligations of the former operations and reconcile a Company-defined measure of these retained obligations, "Legacy Value," to corresponding measures under U.S. generally accepted accounting principles ("GAAP"). The second section discusses critical estimates used and provides a sensitivity analysis for these estimates.

RESULTS OF OPERATIONS
================================================================================


Overview of Results
--------------------------------------------------------------------------------


                                      Years Ended December 31,       % change
--------------------------------------------------------------------------------
(In millions)                          2005     2004   2003         2005    2004
--------------------------------------------------------------------------------
Income (loss) from:
    Continuing operations           $  42.3     71.5    37.9        (41)     89
    Discontinued operations           105.5     50.0    (8.5)       111      NM
    Cumulative effect of change in
      accounting principle             (5.4)     -       -           NM       -
--------------------------------------------------------------------------------
     Net income                     $ 142.4    121.5    29.4         17     200+
================================================================================


The income (loss) items in the above table are reported after tax.

Continuing Operations

2005
Income from continuing operations was lower in 2005 compared to 2004 as a result of a lower operating profit and a higher-than-normal 2005 effective tax rate. Operating profit declined in 2005 versus 2004 as lower operating profit at Brink's was partially offset by higher operating profit at BHS. Brink's operating profit decreased due primarily to higher operating costs including restructuring charges in several European countries, U.S. pension costs and increased safety and security costs. BHS operating profit increased due to growth in revenues resulting primarily from increases in the number of subscribers. The effective tax rate was higher than normal in 2005, as a result of the recording of valuation allowances against tax assets in certain countries and a higher level of losses in countries for which the Company does not record tax benefit from such losses.

2004
Income from continuing operations in 2004 was higher than in 2003 primarily due to a $40.1 million increase in operating profit as a result of improvements in Brink's and BHS and lower expenses of $23.6 million related to former coal operations. In addition, the return to a more-normal effective tax rate in 2004 contributed to the improved results. The 2003 tax rate was higher due primarily to recording valuation allowances related to deferred tax assets for foreign tax jurisdictions. Offsetting these factors was an increase in 2004 corporate expenses of $14.9 million partially due to costs related to internal controls documentation and testing mandated by section 404 of the Sarbanes-Oxley Act of 2002. Costs related to incentive compensation were also higher in 2004 than in 2003. The Company recorded a one-time $4.4 million pretax gain within other income (expense), net during 2004 upon conversion of the Company's VEBA from a general corporate asset to one specifically restricted to pay certain coal-related postretirement liabilities. In addition, 2003 included a one-time $10.4 million pretax gain on the sale of an equity interest in a natural resource business.

Business Segments
Brink's operating profit in 2005 was lower than 2004, but 2004 operating profit was higher than 2003. BHS reported improved operating profit in both 2005 and 2004 over prior-year periods.

Brink's. Revenues in 2005 increased from 2004 primarily as a result of acquisitions and growth in existing operations. Exchange rate fluctuations had little impact on revenues in 2005, however, revenues in 2004 benefited from the effects of the weaker U.S. dollar in 2004 compared to 2003. Operating profits were lower in 2005 compared to 2004, largely due to higher costs in Europe, increased restructuring and severance costs in various European countries, higher U.S. pension costs and higher safety and security costs.

BHS. BHS reported 13% growth in revenues in 2005 and 11% in 2004. BHS experienced strong growth in operating profit in 2005 (8%) and 2004 (13%) resulting primarily from subscriber growth and improved efficiency from the providing of recurring services to a larger subscriber base. The average number of subscribers increased 11% in 2005 over 2004 and 10% in 2004 over 2003. Growth in operating profit in 2005 over 2004 was not as strong as the prior year primarily as a result of higher costs related to the home technology business.

Former Operations
Expenses related to former operations in 2005 were $6.7 million lower than 2004 primarily as a result of gains from the sale of substantially all of the Company's remaining mining interests in Kentucky and the recognition of a gain on previously sold West Virginia coal assets due to the transfer of liabilities to the buyer.

Expenses related to former operations were $23.6 million lower in 2004 compared to 2003. The decrease in 2004 was due to:

        o recording a benefit from enactment of the Medicare reform bill in December 2003,
        o recording the benefit from projected investment income from the Company's VEBA trust after the restriction of the VEBA to pay certain retiree medical benefit obligations, and
        o a reduction in coal-related administration and other expenses as the related operations wound down.

In 2003, the Company recorded a $10.4 million pretax gain on the sale of shares in an Australian gold and nickel exploration and mining company.

Income Taxes
The Company's effective tax rate on income from continuing operations was 54% in 2005, 36% in 2004 and 49% in 2003. The effective tax rate varied from statutory rates in these periods primarily due to changes in valuation allowances for deferred tax assets and the resolution of contingent tax matters. The effective tax rate in 2005 was unusually high due to $10.0 million in new valuation allowances, a higher amount of pretax losses being incurred in countries for which the Company does not recognize a tax benefit from losses, and the recording of $3 million in additional tax on the repatriation of $49 million in dividends under the American Jobs Creation Act. Valuation allowance increases in 2005 primarily related to three international operations. Valuation allowance increases of $2.1 million were recorded in 2004 for deferred tax assets. The effective income tax rate on continuing operations in 2003 was higher than the U.S. statutory tax rate primarily due to recording income tax expense of $15.5 million for net valuation allowance adjustments for a portion of Brink's foreign deferred tax assets.

The Company currently estimates its 2006 effective tax rate will approximate 39% to 41%. The actual 2006 tax rate could be materially different from the Company's estimate.

Discontinued Operations

In November 2005, the Company's Board of Directors approved the sale of BAX Global. Accordingly, BAX Global's results of operations have been reported as a component of income (loss) from discontinued operations for all periods presented. On January 31, 2006, the Company sold BAX Global for $1.1 billion in cash resulting in an approximate $600 million pretax gain. This figure will be revised in later quarters to reflect post-closing adjustments.

Income (loss) from discontinued operations also includes operating results of the Company's former natural resource businesses through the date of sale and gains and losses from the sale including:

        o Coal business - recognized additional pretax gains of $5.0 million in late 2004 under sales agreements from prior years.
        o Gold business - sold in early 2004 for a pretax loss of $0.9 million. Pretax impairment losses of $1.7 million were recognized in 2003.
        o Timber business - sold a small portion in December 2003 and completed the sale in early 2004 for a $25.5 million pretax gain ($4.8 million recognized in 2003 and $20.7 million in 2004).
        o Natural gas business - sold in August 2003 for a $56.2 million pretax gain.

The Company has accrued for significant contingencies related to benefits for former coal employees. Revisions to estimated amounts related to these contingent liabilities, including those related to obligations under the Coal Industry Retiree Health Benefit Act of 1992 ("the Health Benefit Act") and multi-employer pension plan withdrawal liabilities, are recorded in discontinued operations and have been significant in each of the last three years.

Cumulative Effect of a Change in Accounting Principle

In December 2005, the Company adopted the Financial Accounting Standard Board ("FASB") Interpretation 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). As a result, the Company recorded the cumulative effect of a change in accounting principle of $5.4 million, net of tax, for conditional asset retirement obligations primarily associated with leased facilities. See note 1 to the consolidated financial statements.

 Consolidated Review
--------------------------------------------------------------------------------


                                 Revenues                                  Operating Profit
-------------------------------------------------------------------------------------------------------------
                        Years Ended December 31,       % change       Years Ended December 31,     % change
-------------------------------------------------------------------------------------------------------------
(In millions)           2005      2004      2003    2005    2004      2005      2004     2003    2005    2004
-------------------------------------------------------------------------------------------------------------
Business Segments

Brink's             $ 2,156.9   1,931.9   1,689.0     12     14    $  111.9     144.7    112.5   (23)     29
BHS                     392.1     345.6     310.4     13     11        87.4      80.8     71.2     8      13
-------------------------------------------------------------------------------------------------------------
   Business segments  2,549.0   2,277.5   1,999.4     12     14       199.3     225.5    183.7   (12)     23
Corporate                 -         -         -        -      -       (44.7)    (42.2)   (27.3)    6      55
Gain on sale of equity
   interest               -         -         -        -      -         -         -       10.4     -    (100)
Former operations         -         -         -        -      -       (39.2)    (45.9)   (69.5)  (15)    (34)
-------------------------------------------------------------------------------------------------------------
                    $ 2,549.0   2,277.5   1,999.4     12     14    $  115.4     137.4     97.3   (16)     41
=============================================================================================================


Revenues in 2005 were 12% higher than 2004 as a result of acquisitions and growth in existing operations at Brink's and a larger subscriber base at BHS. The Company's operating profit in 2005 was 16% lower than in 2004 as a result of 23% lower operating profit at Brink's due primarily to lower operating profit from Europe compared to the strong prior year, partially offset by 8% higher operating profit at BHS on continued subscriber growth.

Revenues in 2004 were 14% higher than 2003 because of growth at Brink's and BHS and changes in currency exchange rates. Operating profit increased 41% in 2004 due to improved operating performance by Brink's and BHS and lower expenses related to former coal operations. These improvements were partially offset by higher corporate expenses and the nonrecurrence of the 2003 gain on the sale of an equity investment.

Effective December 31, 2005, the Company elected to freeze U.S. defined benefit pension plan benefits. Effective January 1, 2006, the Company elected to enhance benefits for its U.S. defined contribution 401(k) plan.

Estimated net lower expense in 2006 is as follows:

        o  Brink's between $13 million and  $14   million
        o  BHS  between  $3  million  and  $4  million
        o  Corporate approximately $2 million.

The lower expense is estimated and could change significantly as a result of items such as changes in defined benefit pension plan assumptions and U.S. 401(k) plan participation rates.

Revenue growth rates for operations outside the U.S. include the effect of changes in currency exchange rates. On occasion in this report, the change in revenue versus the prior year has been disclosed using constant currency exchange rates in order to provide information about growth rates without the impact of changing foreign currency exchange rates. Growth at constant-currency exchange rates equates to growth as measured in local currency. This measurement of growth using constant-currency exchange rates is higher than growth computed using actual currency exchange rates when the U.S. dollar is strengthening and lower when the U.S. dollar is weakening. Changes in currency exchange rates did not materially affect period-to-period comparisons of segment operating profit for the periods presented herein. Relative to most European currencies relevant to the Company, the U.S. dollar in 2005 was about even with 2004, but was weaker in 2004 compared to 2003. Currencies in most Asia-Pacific and South American countries, other than Venezuela, strengthened against the U.S. dollar in both 2005 and 2004 versus the prior years. The Venezuelan bolivar weakened against the U.S. dollar in both 2005 and 2004 as compared to the prior years.

The following table provides supplemental information related to Organic Revenue Growth which is not required by U.S. generally accepted accounting principles ("GAAP"). The Company defines Organic Revenue Growth as the change in revenue from the prior year due to factors such as changes in prices for products and services (including the effect of fuel surcharges), changes in business volumes and changes in product mix. Estimates of changes due to fluctuations in foreign currency translation rates and the effects of new acquisitions are excluded from Organic Revenue Growth.

                                            Year Ended            % change
(In millions)                              December 31,           from 2004
---------------------------------------------------------------------------
2004 revenues as reported:
   Brink's                              $     1,931.9                N/A
   BHS                                          345.6                N/A
---------------------------------------------------------------------------
                                        $     2,277.5                N/A
===========================================================================

Effects on revenue of acquisitions
   and dispositions, net:
   Brink's                              $       104.0                  5
   BHS                                            -                    -
---------------------------------------------------------------------------
                                        $       104.0                  5
===========================================================================

Effects on revenue of changes in
   currency translation rates:
   Brink's                              $        18.2                  1
   BHS                                            0.4                  -
---------------------------------------------------------------------------
                                        $        18.6                  1
===========================================================================

Organic Revenue Growth:
   Brink's                              $       102.8                  5
   BHS                                           46.1                 13
---------------------------------------------------------------------------
                                        $       148.9                  7
===========================================================================

2005 revenues as reported:
   Brink's                              $     2,156.9                 12
   BHS                                          392.1                 13
---------------------------------------------------------------------------
                                        $     2,549.0                 12
===========================================================================


The supplemental Organic Revenue Growth information presented above is non-GAAP financial information that management believes is an important measure to evaluate results of existing operations without the effects of acquisitions, dispositions and currency exchange rates. The limitation of this measure is that the effects of acquisitions, dispositions and changes in values of foreign currencies cannot be completely separated from changes in prices and volume of a unit's base business. This supplemental non-GAAP information does not affect net income or any other reported amounts. This supplemental non-GAAP information should be viewed in conjunction with the Company's consolidated statements of operations.

Brink's, Incorporated
--------------------------------------------------------------------------------

Executive Overview

Brink's provides multiple services related to cash and other valuables to the financial community, retailers and other businesses. These services include securely transporting and handling valuable assets, processing currency and deposits and the increasingly important preparing and transmitting related information.

The Company believes that Brink's has significant competitive advantages including:

        o  brand name recognition,
        o  reputation for high-quality service,
        o  proprietary cash processing and information systems,
        o  high-quality insurance coverage and general financial strength,
        o  risk management capabilities, and
        o the ability to serve a customer in multiple markets through a global network.

Because of Brink's emphasis on managing the risks inherent in handling valuables and the high level of service provided, Brink's believes it spends more than its competitors on training and retaining people and on facilities and processes needed to provide quality services to customers.

As a result of management's emphasis on high-quality services and risk management, Brink's focuses its marketing and selling efforts on customers who appreciate the value and breadth of the services delivered and the information capabilities and financial strength underlying the Brink's approach to business.

In order to earn an adequate return on capital employed in the business, Brink's focuses on the effective and efficient use of its resources and the adequacy of pricing. First, Brink's attempts to maximize the amount of business which flows through its branches, vehicles and systems in order to obtain the lowest costs possible without compromising safety, security or service. Due to its higher costs of people and processes, Brink's generally charges higher prices than competitors that may not provide the same level of service and risk management. The Company believes that Brink's operations are capable of generating operating profit margins near or above 7% on an annual basis. This level is necessary to earn what management believes is an appropriate return on its cost of capital.

The industries to which Brink's provides services have been consolidating. As a result, the strength of customers in these industries has been increasing. Customers are seeking suppliers, such as Brink's, with broad geographic solutions, sophisticated outsourcing capabilities and financial strength.

Operationally, Brink's performance may vary from period to period. Since revenues are generated from charges per service performed as well as on an ad valorem basis, revenues can be affected by the level of activity in economies and the volume of business for specific customers. As contracts generally run for one or more years, there are costs which must be incurred to prepare to service a new customer or to transition away from one. Brink's also periodically incurs costs to reduce operations when volumes decline, including costs to reduce the number of employees and close or consolidate branch and administrative facilities. In addition, safety and security costs can vary from period to period depending on Company and industry performance and cost of insurance coverage. Further, Brink's operating profit and related revenues are generally higher in the second half of the year, and in particular in the fourth quarter, because of the generally higher economic activity associated with the holiday season. As a result, margins are typically lower in the first half than in the second half of the year.

Summary of Brink's Results


                                      Years Ended December 31,        % change
(In millions)                        2005      2004      2003       2005    2004
--------------------------------------------------------------------------------

Revenues

North America (a)              $    778.2     733.7      716.2        6       2
International                     1,378.7   1,198.2      972.8       15      23
--------------------------------------------------------------------------------
                               $  2,156.9   1,931.9    1,689.0       12      14
================================================================================

Operating Profit

North America (a)              $     49.4      55.2       53.4      (11)      3
International                        62.5      89.5       59.1      (30)     51
--------------------------------------------------------------------------------
                               $    111.9     144.7      112.5      (23)     29
================================================================================

Cash Flow Information

Depreciation and amortization  $     90.5      81.0       70.6       12      15
Capital expenditures                109.0      76.2       80.9       43      (6)
================================================================================
(a) U.S. and Canada.


2005

Overview
Revenues at Brink's were 12% higher in 2005 compared to 2004 as a result of a combination of the effects of newly acquired businesses, core business growth and changes in currency exchange rates. Operating profit in 2005 was lower than 2004 despite additional profits on higher revenues, largely as a result of:

        o higher costs in Europe including restructuring and severance expenses to scale down operations in several markets with lower volume,
        o  higher pension expenses in the U.S., and
        o  higher safety and security expenses.

North America
Revenues increased in 2005 compared to 2004 primarily as the result of increased volumes in U.S. armored car, U.S. Cash Logistics services, U.S. Global Services and substantially all Canadian lines of business. Operating profit in 2005 was lower than 2004 primarily due to $6.0 million in higher U.S. pension costs due to higher amortization of actuarial losses, and higher safety and security costs, partially offset by additional profits from revenue growth.

In addition U.S. revenues and operating profit were affected by the effects of Hurricane Katrina. The Company anticipates that lost revenue in 2005 and 2006 will be recovered under business interruption insurance coverage. The Company expects to collect $1.0 million to $1.5 million of insurance proceeds when its claim is ultimately settled. The Company will record a gain when the business interruption insurance claim is settled.

As previously discussed, Brink's expenses in 2006 related to retirement benefit plans are expected to be reduced by $13 million to $14 million as a result of the Company's decision to freeze U.S. defined benefit pension plan benefits as of December 31, 2005.

International
Revenues increased in 2005 over 2004 in all regions. Increased revenue in the Europe, Middle East, and Africa region ("EMEA") was primarily the result of acquisitions. Revenue increases in South America and Asia-Pacific were primarily due to organic revenue growth. Operating profit in 2005 was lower than 2004 in EMEA, while operating profits in South America and Asia-Pacific were higher as compared to 2004. International operating profit in 2004 was reduced by charges of approximately $3.1 million due to adjustments to non-income tax accruals.

EMEA. Revenues increased to $952.0 million in 2005 from $826.7 million in 2004, an increase of $125.3 million or 15% (15% on a constant currency basis) largely as a result of acquisitions and, to a lesser extent, organic revenue growth in a few markets, which was largely offset by declines in the Netherlands and Belgium. In addition, 2005 revenues were affected by competitive pressures and weak European economies. Brink's acquired operations in:

        o  Greece in the first quarter of 2004,
        o  Luxembourg, Scotland and Ireland in the first quarter of 2005, and
        o Poland, Hungary, and the Czech Republic in the second quarter of 2005,

These acquisitions increased revenues by approximately $104 million in 2005 over 2004 but did not have a significant impact on operating profit.

Operating profit decreased by approximately $32 million in 2005 compared to 2004 due to:

        o Lower volumes in Belgium and Netherlands as a result of the loss of locally significant customers,
        o $8.6 million higher restructuring and severance expenses primarily in Belgium, the United Kingdom and the Netherlands,
        o  lower volumes in Greece in the year after the Athens Olympics,
        o  higher safety and security costs in the region, and
        o  higher fuel costs.

The Company is highly focused on improving performance in Europe and expects to improve operating margins in 2006. The Company expects to ultimately realize approximately $8 million to $9 million in annual cost savings related to restructuring, of which $6 million should be realized in 2006.

South America. Revenues increased to $355.1 million in 2005 from $303.5 million in 2004, an increase of 17% (13% on a constant currency basis). This increase was due primarily to higher volumes, particularly in Venezuela, Colombia, Argentina and Chile. The increase in revenues is a reflection of the overall improvement in South American economies.

Operating profit in 2005 was 21% higher than 2004 due to the above-mentioned volume increases, and cost reduction and productivity improvements across the region. The increase in operating profit in the region was partially offset by operating losses in Brazil caused by intense price competition.

Asia-Pacific. Revenues increased to $71.6 million in 2005 from $68.0 million in 2004, an increase of 5% (3% on a constant currency basis). This increase was primarily due to exceptionally strong performance in Hong Kong partially offset by weaker performance in Korea. Operating profit in 2005 was about the same as 2004, reflecting improved performance in most countries, but offset by lower volumes in Korea and Australia.

Other. As discussed in "Liquidity and Capital Resources - Contingent Matters - Value-added taxes ("VAT") and customs duties" below and in note 22 to the consolidated financial statements, international operating profit was reduced by expense of approximately $1.1 million in 2004 related to unpaid VAT and customs duties, including an estimate of related penalties. At any time, the Company could be assessed penalties materially in excess of those accrued.

2004

Overview
Revenues  and  operating  profit  increased  modestly in North  America and more significantly in the International region during 2004. Internationally, improvements occurred in both EMEA and South America. Operating profit in EMEA in 2004 improved because of higher revenues on a constant currency basis as a result of improved economic performance and operational changes made in 2003. Operating profit in EMEA in the first half of 2003 reflected reduced volumes of business due to the effects of generally slow economies and the buildup to the conflict in the Middle East along with approximately $4.7 million in severance costs. Operating profit in South America in the first half of 2003 was depressed due to poor economic and political conditions. In 2004, operating profit benefited from improved conditions.

North America
Revenue increased in 2004 primarily due to increased revenues from Global Services and Canadian armored transportation and ATM services, offset by lower revenues from U.S. armored transportation and ATM services. Operating profit increased in 2004 primarily due to improved performance in coin wrapping services, Cash Logistics services, and Canadian armored transportation operations, partially offset by a lower contribution from the U.S. armored car transportation operations. In 2003, a $5.5 million gain on the sale of operating assets was largely offset by severance and other costs related to the transfer of the Company's headquarters from Darien, Connecticut, to Richmond, Virginia, and Dallas, Texas.

International
Revenues in 2004 increased 23% over 2003 (16% on a constant currency basis). The
increase  in  revenues  and  operating   profit  was  primarily  due  to  better
performance in South America and Europe.

EMEA. Revenues increased 26% in 2004 (15% on a constant currency basis) due to increased volumes in armored transportation, ATM servicing, currency processing and Global Services operations. Operating profit improved due to higher volumes as a result of improved business conditions and competitor difficulties, particularly in France, and the impact of an acquisition of security operations in Greece. Operating profit was higher than normal at the newly acquired Greek subsidiary due to additional revenue from the 2004 Athens Olympic Games. Revenues in 2003, particularly in the first quarter, were adversely affected by a generally weak economy and uncertainty related to the then-impending conflict in the Middle East. European operating results began to improve in the last half of 2003 partially as a result of management changes and workforce reductions made to align resources to business needs.

South America. Revenues and operating profits in 2004 improved due to better operating performance throughout the region and particularly in Venezuela. This improved operating performance was primarily due to higher volumes of armored transportation business, which was driven in part by the exit of competitors from the market. Improved operating performance in Brazil was the result of increased volumes as well as the benefit of cost reductions made in late 2003. However, the operating environment in Brazil remained highly competitive.

Asia-Pacific. Revenues and operating profits in 2004 were above the prior year reflecting improved results, particularly in Australia and Hong Kong.

Other. International operating profit in 2004 was reduced by $3.1 million of higher expense as a result of the previously mentioned VAT and customs duties matter and unfavorable determinations in Brazil and Mexico related to non-income tax issues.

Brink's Home Security
--------------------------------------------------------------------------------

Executive Overview

BHS has reported strong growth in revenues and earnings for several years due to its ability to attract and retain customers through brand reputation and quality service while operating as efficiently as possible consistent with the desired level of service.

In  order to  achieve  higher  efficiency  and  effectiveness,  BHS  focuses  on controlling initial marketing and installation costs by matching sales representative staffing levels with the number of sales opportunities and the size of the technician workforce with available installation volume. BHS then strives to keep customer service and monitoring costs as low as possible without detracting from its high-quality service levels.

The Company believes customer retention is driven by customer selection and high customer service levels. In order to obtain customers who are less likely to disconnect, the Company seeks to attract customers with solid credit scores and the willingness to pay reasonable up-front fees. Once there is agreement to install an alarm system, the Company provides a high-quality installation followed up with continuing high-quality customer service and alarm monitoring. BHS believes its disconnect rate benefits from consistently following this strategy.

The Company believes that the performance of the U.S. economy may affect the performance of BHS. However, the Company believes this effect is not as significant as it is for industries with close ties to economic performance. In addition, there is some seasonality in performance as disconnect expenses can impact operating earnings. Since more household moves take place during the second and third quarters of each year, the disconnect rate and related expenses are typically higher in those quarters than in the first and fourth quarters.

Summary of Brink's Home Security's Results


                                         Years Ended December 31,      % change
--------------------------------------------------------------------------------
(In millions)                            2005      2004   2003       2005   2004
--------------------------------------------------------------------------------

Revenues                              $  392.1    345.6   310.4       13     11
================================================================================
Operating Profit

Recurring services (a)                   167.5    147.8   125.9       13     17
Investment in new subscribers (b)        (80.1)   (67.0)  (54.7)     (20)   (22)
--------------------------------------------------------------------------------
                                      $   87.4     80.8    71.2        8     13
================================================================================

Monthly recurring revenues (c)        $   29.1     26.1    23.3       11     12
================================================================================

Cash Flow Information

Depreciation and amortization (d)     $   58.1     51.5    47.9       13      8
Impairment charges from subscriber
   disconnects                            45.2     38.4    34.3       18     12
Amortization of deferred revenue (e)     (29.5)   (26.1)  (25.0)      13      4
Deferred subscriber acquisition costs
   (current year payments)               (22.9)   (19.5)  (18.4)      17      6
Deferred revenue from new subscribers
   (current year receipts)                40.7     34.6    28.2       18     23
Capital expenditures (f)                 162.2    117.6    98.0       38     20
================================================================================
(a) Reflects operating profit generated from the existing subscriber base including the amortization of deferred revenues.

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

(f) Capital expenditures in 2005 include $10.2 million for the purchase of BHS's headquarters in Irving, Texas, which was formerly leased, and $7.4 million for the construction of a second monitoring center in Knoxville, Tennessee. The Knoxville facility became operational on February 28, 2006.


Overview

Operating profit comprises recurring services minus the cost of the investment in new subscribers. Recurring services reflect the monthly monitoring and service earnings generated from the existing subscriber base, including the amortization of deferred revenues. Impairment charges from subscriber disconnects and depreciation and amortization expenses, including the amortization of deferred direct costs from installations, are also charged to recurring services. Operating profits from recurring services are affected by the size of the subscriber base, the amount of operational costs including depreciation, the level of subscriber disconnect activity and changes in the average monthly monitoring fee per subscriber.

Investment in new subscribers is the net expense (primarily marketing and selling expenses) incurred to add to the subscriber base every year. The amount of the investment in new subscribers charged to income may be influenced by several factors, including the growth rate of new subscriber installations and the level of costs incurred to attract new subscribers. As a result, increases in the rate of investment (the addition of new subscribers) may have a negative effect on current operating profit but a positive impact on long-term operating profit, cash flow and economic value.

Capital expenditures are primarily for the equipment, labor and related overhead costs associated with system installations for new subscribers.

Subscriber Activity


                                  Years Ended December 31,           % change
--------------------------------------------------------------------------------
(Subscriber data in thousands)    2005     2004      2003          2005     2004
--------------------------------------------------------------------------------
Number of subscribers:
   Beginning of period           921.4     833.5    766.7
   Installations (a)             167.3     146.0    121.9           15        20
   Disconnects (a)               (69.9)    (58.1)   (55.1)          20         5
--------------------------------------------------------------------------------
   End of period               1,018.8     921.4    833.5           11        11
================================================================================
Average number of subscribers    972.8     875.5    797.5           11        10
Disconnect rate (b)                7.2%      6.6%     6.9%
================================================================================
(a) Customers who move from one location and then initiate a new service agreement at a new location are not included in either installations or disconnects. Dealer accounts cancelled and charged back to the dealer during the specified contract term are also excluded from installations and disconnects. Inactive sites that are returned to service reduce disconnects. 2005 disconnects include 4,700 disconnects as a result of Hurricane Katrina.

(b) The disconnect rate is a ratio, the numerator of which is the number of customer cancellations during the period and the denominator of which is the average number of customers during the period. The gross number of customer cancellations is reduced for customers who move from one location and then initiate a new service agreement at a new location, accounts charged back to the dealers because the customers cancelled service during the specified contractual term and inactive sites that are returned to active service during the period.


Installations increased 15% for 2005 and 20% for 2004 as compared to the prior-year periods due primarily to growth in traditional installation volume and, to a lesser extent, from installations through the growing dealer network and home builder activity. The annualized disconnect rate for 2005 increased to 7.2% compared to 6.6% for 2004. Excluding the effects of Hurricane Katrina, the annualized disconnect rate would have been 6.7% for 2005. BHS has maintained a low disconnect rate in recent years by improving subscriber selection and retention processes. The disconnect rate may not materially improve in the future since some disconnects cannot be prevented because of factors beyond the Company's control, including customers moving and cancelling service.

2005

The 13% increase in BHS' revenues in 2005 over 2004 was primarily due to the larger subscriber base and slightly higher average monitoring rates. These factors also contributed to an 11% increase in monthly recurring revenues for 2005 as compared to 2004. The Company intends to selectively raise monitoring prices in the future.

Operating profit increased $6.6 million in 2005 compared to 2004 as higher profit from recurring services was partially offset by increased investment in new subscribers. Higher profit from recurring services in 2005 was primarily due to incremental revenues and cost efficiencies generated from the larger subscriber base. Higher investment in new subscribers was primarily due to increased volume and higher costs of installation activity. As a result of a sharp increase in home technology installations for major homebuilders, costs were higher in 2005 compared to 2004, although future revenue should benefit when a portion of these pre-wired sites are activated by new subscribers. Additionally, reductions in the estimate for allowance for doubtful accounts resulted in an increase to operating profit of $3.3 million in 2005. However this increase was partially offset by increased costs associated with subscriber disconnects, as discussed below.

As of  December  31,  2005,  approximately  3,700  disconnects  were  caused  by
Hurricane Katrina and the Company accrued an additional 1,000 subscriber disconnects. Accordingly, 4,700 subscriber disconnects (0.5% of subscriber base) have been included in 2005 disconnects and are a component of the disconnect rate in 2005. BHS anticipates filing insurance claims related to Hurricane Katrina for property damage insurance coverage for losses sustained in 2005 and claims under its business interruption policy for lost revenues. BHS believes claims will range from approximately $3 million to $5 million. The Company expects $2.2 million of property losses to be fully covered by insurance and has recognized insurance recoveries to the extent of recorded property losses. Because the Company's insurance coverage provides for replacement value, it may record proceeds in excess of realized losses when its claim is ultimately settled. Insurance proceeds for business interruption insurance will be recognized as a gain when claims are settled.

In 2006, BHS expects double-digit growth rates in subscribers, revenues and operating profit, however, BHS expects the operating profit margin to be somewhat lower in the first half of 2006 than the 22% achieved in 2005 and the 23% achieved in 2004. The expected lower operating profit margin is due to higher anticipated investment in new subscribers primarily for installation activity at major home builders and a projected increase in selling, general and administrative expenses due to the opening of a new monitoring center in Knoxville, Tennessee, as discussed below.

BHS continues to increase its presence in commercial alarm installation and monitoring business, and to increase the volume of its installation business in new homes by expanding relationships with major home builders. As a result, the cost of investment in new subscribers continues to grow faster than monitored activations. The construction of a second monitoring center in Knoxville, Tennessee, is substantially complete and the facility began operations on February 28, 2006. The Knoxville monitoring center will provide additional service capacity for the existing subscriber base, increase capacity to sustain BHS' continued growth, and provide enhanced security and disaster recovery capabilities. Operating the new facility will result in additional administrative expense. These initiatives are expected to have a positive impact on future growth and productivity.

As previously discussed, BHS's expenses in 2006 related to retirement plans are expected to be between $3 million and $4 million lower primarily as a result of the Company's decision to freeze U.S. defined benefit pension plan benefits at December 31, 2005.

2004

Revenues increased 11% in 2004 primarily due to a 10% larger average subscriber base, higher average monitoring rates, higher revenues from home builders and higher service revenues. The slight increase in average monitoring rates was primarily due to new customers initiating service at higher average monitoring rates than the average rates being paid by existing customers. These factors also contributed to a 12% increase in monthly recurring revenues as measured at year-end.

Operating profit for 2004 increased 13% as higher profit from recurring services was partially offset by an increased investment in new subscribers. Higher profit from recurring services was primarily due to increased monitoring and service revenues resulting from a larger average subscriber base and, to a lesser extent, from improved service margins. These increases were partially offset by increased depreciation and other costs associated with the larger subscriber base. Investment in new subscribers increased 22% on 20% higher installations during 2004, reflecting an investment in additional sales and branch infrastructure to support expansion of installation services offered across most lines of business, partially offset by more cost-effective marketing efforts.

Other

Police departments in several U.S. cities are not required to respond to calls from alarm companies unless an emergency has been visually verified. If more police departments refuse to automatically respond to calls from alarm companies without visual verification, future results of operations for BHS could be adversely affected. In cities that have stopped providing police response to burglar alarms, BHS has offered customers the option of receiving private guard response from guard companies who, in most cases, have contracted with BHS.


Reconciliation of Non-GAAP Measures - Monthly Recurring Revenues

The purpose of this table is to reconcile monthly recurring revenues, a non-GAAP measure, to its closest GAAP counterpart, BHS' revenues.

                                                    Years Ended December 31,
(In millions)                                    2005         2004          2003
--------------------------------------------------------------------------------
Monthly recurring revenues ("MRR") (a)    $      29.1         26.1          23.3
Amounts excluded from MRR:
   Amortization of deferred revenue               3.3          2.1           2.0
   Other revenues (b)                             2.5          1.8           2.4
--------------------------------------------------------------------------------
Revenues on a GAAP basis:
   December                                      34.9         30.0          27.7
   January - November                           357.2        315.6         282.7
--------------------------------------------------------------------------------
   January - December                     $     392.1        345.6         310.4
================================================================================
(a) MRR is calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for contracted monitoring and maintenance services.

(b)  Revenues that are not pursuant to monthly contractual billings.


The Company uses MRR to evaluate BHS' performance, and believes the presentation of MRR is useful to investors because the measure is widely used in the industry to assess the amount of recurring revenues from subscriber fees that a home security business produces. This supplemental non-GAAP information should be viewed in conjunction with the Company's consolidated statements of operations.

Corporate Expense - The Brink's Company
--------------------------------------------------------------------------------


                          Years Ended December 31,                % change
------------------------------------------------------------------------------
(In millions)             2005     2004     2003                2005      2004
------------------------------------------------------------------------------

Corporate expense   $     44.7     42.2     27.3                  6        55
==============================================================================


Corporate expense was higher in 2005 compared to 2004 due to higher professional fees and higher employee pension and medical benefit costs. As previously discussed, corporate expenses in 2006 related to retirement benefit plans are expected to be approximately $2 million lower primarily as a result of the Company's decision to freeze U.S. defined benefit pension plan benefits at December 31, 2005. In addition, the Company expects professional fees and other corporate costs to decline as the Company becomes more efficient and adapts to a smaller corporate size. These reductions will be partially offset by the recording of stock option expense of between $8 million and $10 million in 2006, of which $5 million to $6 million will be recorded in corporate expense. The Company believes that a significant portion of the estimated 2006 expense will be recorded in the third quarter.

Corporate expense was $14.9 million higher in 2004 than 2003 primarily as a result of higher professional fees of approximately $6 million related to the Company's documentation and testing of internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002, and due to higher long term incentive-based compensation expense of approximately $4 million. This increase excludes higher professional fees related to the documentation and testing of internal controls at BAX Global, which have been classified as part of discontinued operations.


Retained Liabilities and Assets of Former Operations
--------------------------------------------------------------------------------

Executive Overview

The Company retains obligations which arose primarily as the result of its long history of operating in the coal industry. Since these obligations require significant annual cash outflows and the recording of significant annual expenses, management believes it is important to closely monitor and manage these obligations and address the related financial effects.

Of the various obligations, several have shorter terms and lesser values (reclamation, advance minimum royalties, workers' compensation and the multi-employer pension plan withdrawal liability). The Company expects the cash payments for these obligations to be concentrated over the next few years and then end or decline significantly.

The other three obligations (retiree medical benefit plan, Health Benefit Act and Black Lung) have longer terms and have higher estimated costs. Payments associated with each liability are projected to be made over the next 60 years or more. Each liability is largely medical benefits-related, so medical inflation is an important consideration. Each obligation covers a pool of individuals that is essentially capped since the Company no longer operates within the coal industry. Further, such individuals are, for the most part, above or near normal retirement age. Accordingly, these obligations should see a steady decrease in number of participants and beneficiaries over time. The only exception to this expected decrease is the potential exposure to an increased share of the unassigned obligation under the Health Benefit Act.

The net present value of these obligations is a valuable tool for assessing their fair value as of a point in time. However, such values will fluctuate over time solely due to changes in market interest rates. The critical factor in evaluating each obligation is the cash flow needed to satisfy it.

The Company employs a team of employees, along with third parties, to monitor and control these liabilities with a primary goal of reducing future cash outflows. The primary activities of this group are to verify eligibility of participants, design and implement plans that provide the required benefits at the lowest cost, and verify costs charged to the plans.

The Company has established a VEBA to help manage the financial impact of the retiree medical benefit plan obligation. The VEBA is used as a tax-efficient way to fund this obligation. A funded VEBA would help insulate the Company's assets, and eventually its cash flow, from the obligations. The Company contributed $225 million to the VEBA on January 31, 2006, bringing its fair market value at that time to over $400 million.

Legacy Liabilities and Assets

The Company refers to its various long-term liabilities and assets related to its former operations as its "legacy" liabilities and assets. Some of the Company's legacy liabilities and assets are not fully recorded on the balance sheet because part of the losses have been deferred in accordance with GAAP. In addition, under GAAP, some of these liabilities are discounted to reflect a present value, while others are not.

To facilitate an understanding of the total estimated present value of these liabilities and assets as of December 31, 2005, the following table presents a Company-defined amount, a "Legacy Value," for the Company's legacy liabilities and assets. Some of the Legacy Values are considered non-GAAP measures because they exclude GAAP deferred loss adjustments, or reflect discounts to a present value for liabilities with extended payment dates that are not recorded at present value under GAAP. The table reconciles each non-GAAP Legacy Value to its GAAP counterpart.

The liabilities and assets in the table are based on a variety of estimates, including actuarial assumptions, as described in the Application of Critical Accounting Policies and in the notes to the consolidated financial statements. These estimated liabilities and assets will change in the future to reflect payments made, investment returns, annual actuarial revaluations, periodic revaluations of reclamation liabilities and other changes in estimates. Actual amounts could differ materially from the estimated amounts.

Summary of Legacy Liabilities and Assets


                                                                              December 31, 2005
------------------------------------------------------------------------------------------------------------------
                                                                          Add Back        Amounts Not
                                                             Legacy     Present-Value   Yet Recognized      GAAP
(In millions)                                                 Value        Effect         Under GAAP       Amount
------------------------------------------------------------------------------------------------------------------
Legacy liabilities:
   Company-sponsored retiree medical (a):
     Before Medicare subsidy and VEBA                   $    695.2           -              (366.2)         329.0
     Medicare subsidy value                                  (62.2)          -                50.3          (11.9)
     VEBA                                                   (185.3)          -                (2.2)        (187.5)
------------------------------------------------------------------------------------------------------------------
       Company-sponsored retiree medical                     447.7           -              (318.1)         129.6

   Health Benefit Act (b)                                    102.1          72.8               -            174.9
   Black lung (c)                                             51.7           -               (12.2)          39.5
   Multi-employer pension plans withdrawal liability (d)      30.5           -                 -             30.5
   Workers' compensation                                      26.0           -                 -             26.0
   Advance minimum royalties                                   8.6           -                 -              8.6
   Reclamation                                                 5.6           -                 -              5.6
------------------------------------------------------------------------------------------------------------------
Legacy liabilities                                      $    672.2          72.8            (330.3)         414.7
==================================================================================================================
Legacy assets:
   Other assets (e)                                     $     15.5           -                 -             15.5
   Deferred tax assets (f)                                   257.0          25.5           (133.2)          149.3
==================================================================================================================

(a) Company-sponsored retiree medical liabilities are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 106 requires a liability be recorded for the present value of future obligations; however, under the provisions of SFAS 106, actuarial gains and losses are deferred. Actuarial gains and losses occur when actual events differ from assumptions (for example, when the actual health care inflation rate differs from the assumed inflation rate or when the actual return on investments is different than the estimated return) or when changes are made to assumptions used to estimate the liability, including the discount rate used to compute the present value (5.50% at December 31, 2005), expected health care inflation rates, expected life expectancy rates, asset returns and the effect of the Medicare subsidy. Actuarial gains and losses are not immediately recognized in earnings because SFAS 106 allows employers to defer these gains and losses and then amortize these gains and losses into earnings in future periods if the total unrecognized net gains and losses exceed 10% of the greater of the accumulated postretirement benefit obligation or plan assets as of the beginning of the year. As a result, the Company's balance sheet does not reflect these liabilities at the full present value of the ultimate projected obligations at the end of the year. The Legacy Value in the table reflects the Company's liability had the Company's total projected obligations been fully accrued at the end of the year. The Company discloses the projected amount of its obligation before the deferral of unrecognized gains and losses as "funded status" in note 4 to the  consolidated  financial  statements.

     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act provides for the payment of subsidies to sponsors of retiree medical benefit plans for a portion of pharmaceutical expenses as long as the plan meets requirements of the Act. The $62.2 million Legacy Value in the table above reflects an estimate of the current value of such payments over the life of the plan.

(b) Health Benefit Act liabilities are accounted for in accordance with EITF 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992" and, accordingly, the Company has accrued the undiscounted estimate of its projected obligation. The Company uses various assumptions to estimate its liability to The United Mine Workers of America ("UMWA") Combined Fund (the "Combined Fund") for future annual premiums, including the number of assigned and unassigned beneficiaries in future periods, medical inflation, and the amount of funding of the Combined Fund premiums to be provided from the Abandoned Mine Reclamation Fund in future periods. The estimated annual payments are expected to gradually decline over time as the beneficiary population declines, and the Company expects payments will be made over the next 60 to 70 years. To determine the Legacy Value of these assets, the Company's actuaries discounted the estimated future cash flows to a present value amount using a discount rate of 5.50%. The Company's estimates of annual payments may change materially due to changes in future assumptions. Changes to the 1992 law under which benefits are paid also could materially affect the Company's estimate of its liability. The estimation of the Legacy Value should not be considered a precise estimate because of the many variables that have been used to determine the estimate, including the discount rate and the amount of expected annual cash flows. There are many factors that may change and cause the amount recorded in the balance sheet to not be representative of the amount the Company may actually pay.

(c) Black lung liabilities are accounted for in accordance with SFAS 106. Actuarial gains and losses resulting from changes in estimates of the Company's black lung obligations are deferred and amortized into earnings in future periods. As a result, the Company's balance sheet does not reflect these liabilities as if the projected obligation had been fully accrued at the end of the year. The Legacy Value in the table reflects the Company's projected obligations had it been fully accrued at the end of the year. Of the Company's $51.7 million of present value of self-insured black lung benefit obligations at December 31, 2005, approximately $39.5 million had been recognized on the balance sheet, with the difference relating to deferred unrecognized actuarial losses. See note 4 to the consolidated financial statements for further information.

(d) Multi-employer pension plan withdrawal liabilities are accounted for in accordance with SFAS 5, "Accounting for Contingencies." The Company withdrew from the UMWA 1950 and 1974 pension plans in June 2005 as the last employees working under UMWA labor agreements left the Company. As a result of the withdrawal from these coal-related plans, the Company expects to be obligated to pay the plans $30.5 million, which represents the Company's portion of the unfunded status of the plans as of June 30, 2004, as determined by the plan agreements and by law.

(e) "Other Assets" in the table is primarily a receivable from the state of Virginia related to tax benefits earned because of coal produced in prior years. The Company expects to receive approximately $10 million in 2006, $3 million in 2007 and $1 million in each of 2008 and 2009.

(f) The Company has not yet taken deductions in its tax returns for most of the retained liabilities associated with the former coal business, and has recorded a deferred tax asset for this future benefit for these temporary differences in book and tax bases. The Company's deferred tax benefit on a Legacy Value basis is different from its GAAP counterpart because the Company's temporary differences were based on the Legacy Values of the various coal-related liabilities and assets. In other words, if the Company had recorded the higher net Legacy Value of the liabilities on its balance sheet, it would have also recognized a larger deferred tax asset. The $133.2 million reconciling item represents the additional hypothetical tax benefit related to the Company-sponsored retiree medical and black lung obligations. The $25.5 million reconciling item represents the associated decrease to the deferred tax asset if the Health Benefit Act liability were recorded on a discounted basis.


Under the Health Benefit Act, the Company and various subsidiaries are jointly and severally liable for approximately $416 million, at Legacy Value, of postretirement medical and Health Benefit Act obligations in the above table. The purchasers of the Company's BAX Global and natural resources assets have been indemnified by the Company for the related contingent liability.

Projected   Payments  and   Expenses  of  Retained   Retiree   Liabilities   and
Administrative Costs

The following tables include the actual cash payments and expense (continuing operations only) related to the Company's liabilities from former operations for 2003, 2004 and 2005 and as projected for the next five years.

The projected payments and expenses are estimated based on the same assumptions used in determining the estimated Legacy Value and GAAP counterparts at December 31, 2005. The actual amount of payments and expense in future periods may be materially different than amounts presented. The amounts paid or expensed in the future depends on many factors, including inflation in health care and other costs, the ultimate impact of the 2003 Medicare reform bill, discount rates the market value of postretirement benefit plan assets, the level of contributions to and the performance of the VEBA, the number of participants in various benefit programs, the amount of Combined Fund premiums for unassigned beneficiaries funded by the AML, and the level of administrative costs needed to manage the retained liabilities.

Cash Payments



(In millions)                                      Actual Payments                   Projected Payments
-----------------------------------------------------------------------------------------------------------------
Years Ending December 31,                       2003    2004    2005       2006     2007    2008     2009    2010
-----------------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions:
   Company-sponsored medical plans (a):
      Before Medicare subsidy                 $  30     35      36      $   42       45      47       50      51
      Estimated effect of Medicare subsidy        -      -       -          (2)      (3)     (3)      (4)     (3)
      Benefit payments made from VEBA (b)         -      -       -           -        -       -        -       -
-----------------------------------------------------------------------------------------------------------------
        Subtotal                                 30     35      36          40       42      44       46      48
   Health Benefit Act                             8      9       8           9       12      11       11      10
   Black lung                                     8      7       6           5        5       5        5       4
Withdrawal liability                              -      -       -          31        -       -        -       -
Workers' compensation                             8      5       5           4        3       3        2       2
Advance minimum royalties                         1      1       1           1        1       1        1       1
Reclamation and inactive mine costs               5      3       5           2        1       1        1       1
Administration and other                         18      8       5           5        5       4        4       4
Cash proceeds and receipts                       (3)    (6)     (2)          -        -       -        -       -
-----------------------------------------------------------------------------------------------------------------

   Total                                      $  75     62      64      $   97       69      69       70      70
=================================================================================================================
VEBA contributions (a)                        $  82     50       -      $  225        -       -        -       -
=================================================================================================================

(a) The Company has contributed cash to a VEBA to be used to make future payments of the Company's retiree medical plans, including a contribution of $225 million in January 2006. The Company re-evaluates its contribution policy annually and is not obligated to fund the VEBA. The Company may elect at any time to use either these assets or its cash from operations to pay benefits for its retiree medical plans.

(b)  Assumes benefit payments are not made from VEBA.


Expenses in Continuing Operations




(In millions)                                       Actual Expense                     Projected Expense
-----------------------------------------------------------------------------------------------------------------
Years Ending December 31,                       2003    2004    2005       2006     2007    2008     2009    2010
-----------------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions:
   Company-sponsored medical plans (a):
     Before Medicare subsidy and VEBA         $  50     52      54      $   58       58      57       56      55
     Estimated effect of Medicare subsidy         -     (6)     (6)         (7)      (7)     (7)      (7)     (7)
     Estimated investment income in VEBA (a)      -     (9)    (13)        (34)     (39)    (42)     (46)    (50)
-----------------------------------------------------------------------------------------------------------------
       Subtotal                                  50     37      35          17       12       8        3      (2)
   Black lung                                     6      5       4           4        4       3        3       3
Pension (b)                                      (1)     2       5           3        1      (3)      (5)     (7)
Administrative, legal and other coal
   expenses, net                                 18      9       7           6        6       5        5       5
Other income, net                                (3)    (7)    (12)          -        -       -        -       -
-----------------------------------------------------------------------------------------------------------------
     Total                                    $  70     46      39      $   30       23      13        6      (1)
=================================================================================================================

(a) Beginning in 2004, the Company accounted for the VEBA as a plan asset of Company-sponsored medical plans in accordance with SFAS 106 and has recognized a lower amount of amortization of previously unrecognized losses due to the effects of the 2003 medical subsidy legislation. The above projection includes the contribution of $225 million to the VEBA in January 2006 but assumes that there will be no further contributions made to the VEBA. To the extent contributions are made, projected investment income will be increased to reflect the long-term rate of return on such contributions.

(b) Includes U.S. pension costs (credits) for BAX Global in the projection period. The above projection does not assume that any pension contributions will be made. If voluntary or required contributions are made, projected expenses from that year forward would be reduced by the expected long-term return on those contributions.

Following are comments covering the more significant legacy liabilities in the above tables. For additional information, please see note 4 to the consolidated financial statements. Each of these liabilities and assets is affected by estimates and judgments. More information is available at "Application of Critical Accounting Policies" later in Management's Discussion and Analysis.

Company-Sponsored Retiree Medical Benefits Obligations and VEBA

The Company provides postretirement health care benefits to eligible former coal miners and their dependents. With the assistance of actuaries, the Company annually reevaluates the estimated future cash flows, expenses and current values of the obligations. Projected payments are expected to increase each year for the next five years as a result of medical inflation and as eligible participants attain retirement age. This increase will be partially offset by reductions in the number of participants through mortality.

The Legacy Value, which equals the funded status at December 31, 2005, increased to $448 million from $445 million at December 31, 2004 primarily due to a decrease in the discount rate by 25 basis points to 5.50% and an increase in the assumed medical inflation rate partially offset by the effects of converting to an updated mortality table.

A VEBA has been established by the Company under Internal Revenue Code Section 501(c)(9). In general, a contribution made to the VEBA becomes deductible for federal income tax purposes in the year in which it is made. Investment earnings within the VEBA and distributions from the VEBA to pay designated benefits or to reimburse the Company for designated benefit payments are not subject to federal income tax from the Company's perspective. The Company can determine the timing and size of any payment from the VEBA to cover expenses of eligible participants.

The following table summarizes the activity in the VEBA for the last three years:

               Balance at                               Benefit     Balance at
(In millions)  January 1,   Contributions   Earnings   Payments    December 31,
--------------------------------------------------------------------------------

2003            $   18             82            5         -            105
2004               105             50           17         -            172
2005               172              -           13         -            185
================================================================================


In January 2006, the Company contributed $225 million to the VEBA upon completion of the sale of BAX Global. The VEBA's assets are allocated among active investment managers of equities and fixed income securities. Approximately 70% of the trust assets are invested in equities, and 30% are invested in fixed income securities. The VEBA's assets are being invested in a similar fashion to the Company's primary U.S. pension plan and the Company has estimated the same expected long-term rate of return of 8.75% per year.

Health Benefit Act Obligations

In October 1992, The Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund, The United Mine Workers of America Combined Benefit Fund (the "Combined Fund"), to which "signatory operators" and "related persons," including The Brink's Company and some of its subsidiaries and former subsidiaries (collectively, the "Brink's Companies"), are jointly and severally liable to pay annual premiums for those beneficiaries directly assigned to a signatory operator and its related persons, on the basis set forth in the Health Benefit Act.

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

Since the passing of the Health Benefit Act, the vast majority of the costs for unassigned beneficiaries have been paid with transfers of cash from the AML Fund or other government sources. From the inception of the Combined Fund through December 31, 2005, the Company has paid only $1.1 million to the Combined Benefit Fund for premiums related to the unassigned pool, including $0.5 million in 2005.

In 2005, the authority for continued transfers from the AML Fund was extended for another year, but this authority may expire in 2006. Since the continued transfers of funds are not sufficiently assured, the Company's estimate of its obligation assumes that no transfers beyond the current plan year will be available to offset future Company payments. There may be a legislative or regulatory extension to the transfer authority. If the transfer authority is extended, the Company may decrease its estimate of the probable liability for future premiums payments by a material amount.

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

The Company uses Legacy Value, a non-GAAP value, to assess the fair value of obligations under the Health Benefit Act. The Company believes that Legacy Value information is useful to investors and creditors as an estimate of the fair value of a series of payments to be made over an extended period of time for these obligations.


                            Legacy            Add-Back             GAAP
                            Value           Present-Value          basis
                         (discounted)          Effect          (undiscounted)
------------------------------------------------------------------------------
(In millions)            2005    2004      2005    2004        2005       2004
------------------------------------------------------------------------------

Assigned and other   $    65      67       45        53         110       120
Unassigned                37      37       28        29          65        66
------------------------------------------------------------------------------
   Total             $   102     104       73        82         175       186
==============================================================================

The Legacy Value (representing the present value of the obligation) of the Company's Health Benefit Act obligations at December 31, 2005, was slightly lower than the $104 million of a year earlier. The Company made $8 million of payments in 2005. In addition, a slightly lower number of beneficiaries were assigned to the Brink's Companies in 2005 than was projected last year. Both of these factors also explain the decrease in the GAAP basis measurement, which is undiscounted. In addition, the Legacy Value increased from the prior year due to the reduction in the discount rate used by 25 basis points to 5.50%, and the accretion of interest for 2005.

Payments related to the Health Benefit Act are projected to rise in 2007 to reflect the current assumption that the previous sources of funding for the unassigned pool will not continue beyond 2006. If future funding of all of the unassigned benefits becomes available through the AML Fund or other sources, projections for 2007 and later years may be reduced by up to $4 million per year.

Any  changes  to  expected   future   obligations   determined   during   annual
reevaluations   are  recorded  as  expenses  or  benefits  within   discontinued
operations.

Black Lung Obligation

The Company makes payments to former miners who have been determined to have pneumoconiosis (black lung disease). Such payments primarily cover disability payments and condition-related medical expenses. These payments stretch out over many years and have been discounted to a net present value. Actuarial gains and losses are deferred and amortized into continuing expense over the average remaining life expectancy of all participants (approximately 10 years).

The Legacy Value, which equals the accumulated projected benefit obligation, of the black lung obligations decreased to $51.7 million in 2005 from $55.2 million in 2004 largely due to $6.1 million of cash benefit payments made in 2005. This decrease was partially offset by the effect of reducing the discount rate by 25 basis points to 5.50% as of December 31, 2005.

Future cash payments are expected to gradually decline as the number of participants declines through mortality. Future expense levels are also expected to decline as the remaining value of the obligation declines.

Withdrawal Liabilities

The Company withdrew from the UMWA 1950 and 1974 pension plans in June 2005 as the last employees working under UMWA labor agreements left the Company. As a result of the withdrawal from these coal-related plans, the Company expects to be obligated to pay the plans $30.5 million, which represents the Company's portion of the unfunded status of the plans as of June 30, 2004, as determined by the plan agreements and by law.


Primary U.S. Pension Plan
--------------------------------------------------------------------------------

The Company maintains a noncontributory defined benefit pension plan covering substantially all non-union employees in the U.S. who meet vesting and other requirements. In October 2005, the Company announced that benefit levels for the primary U.S. defined benefit pension plan would be frozen effective December 31, 2005. As a result, participants in the plan will cease to earn additional benefits after 2005, although participants who have not met requirements for vesting will continue to accrue vesting service in accordance with terms of the plans. Using actuarial assumptions as of December 31, 2005, this plan had an accumulated benefit obligation ("ABO") of approximately $746 million. The ABO is an estimate of the benefits earned through December 31, 2005. Since the plan is frozen and no additional benefits will accrue, the Projected Benefit Obligation ("PBO") is now the same as the ABO.

The ABO represents the net present value of expected future cash flows discounted to December 31, 2005 at 5.50%. The Company selects a discount rate for its pension liability after reviewing published long-term yield information for a small number of high-quality fixed-income securities (Moody's AA bond yields). The Company, with the aid of its advisors, also calculates an average yield for a broader range of long-term high-quality securities with maturities in line with expected benefit payments. As market interest rates fluctuate, the net present value of the Company's obligation will change. The impact of a one percentage point (100 basis points) change in the discount rate used at December 31, 2005 would have been as follows:

                                          Discount Rates
--------------------------------------------------------------------
                                 Increased               Decreased
(In millions)                     by 1.0%                 by 1.0%
--------------------------------------------------------------------
Increase (decrease) in:
   ABO at December 31, 2005   $    (101)              $    128
   2006 expense                     (10)                    12
--------------------------------------------------------------------


At December 31, 2005, the fair value of the plan's assets approximated $620 million. The Company uses a long-term rate of return assumption to determine annual income from plan assets. This expected income reduces plan expense. The Company's expected long-term rate of return in 2006 is 8.75%. If the Company were to use a different long-term rate of return assumption it would affect annual pension expense.

The historical and projected benefit payments and expense for the U.S. plan are set out in the table below. The projected benefit payments and expense reflect assumptions used in the valuation at year-end 2005. These assumptions are reviewed annually, and it is likely that they will change in future years.


(In millions)                                    Actual             Projected
-------------------------------------------------------------------------------
Years Ending December 31,                   2003  2004  2005    2006  2007 2008
-------------------------------------------------------------------------------
Payment of benefits (paid from plan trust) $ 23    25    26    $  28   29   31
Expense (income)                             18    27    42        5    1   (7)
-------------------------------------------------------------------------------


As can be noted from reviewing the above tables, changes in discount rates significantly affect the amount of expense recorded. The level of expense increased over the last several years largely due to a reduction in the discount rate assumption used as a result of decreasing market interest rates. Also contributing to the increase in expense has been the poor performance of investment markets from 2000 to 2002, although this has been moderated by the performance from 2003 to 2005. The above expense amounts were charged to the business segments in approximately the following proportions: Brink's - 45%, BHS
- 15%; Corporate, BAX Global and former operations - 40%.

The amount of cash the Company may have to contribute in the future for the Company's primary U.S. pension plan is determined using a different set of assumptions than is used for financial accounting purposes.

Based on December 31, 2005 data, assumptions and funding regulations, the Company expects to make up to a $1 million contribution to the plan for the 2006 plan year. Under existing regulations and using the same assumptions for 2006 activity, a contribution of approximately $54 million could be required for the 2007 plan year but the actual payment could be delayed until as late as September 2008. Up to $31 million could be required for the 2008 plan year.

The above estimated contributions are likely to change. Congress and the Executive Branch of the federal government are expected to evaluate changes to pension funding requirements. As part of this evaluation they may adopt changes to the definition of the discount rate to be used for funding purposes and to the amount of time required to fund the full liability. Any changes to the discount rate used for funding through an extension of the current relief are expected to reduce required contributions. In addition, actual investment returns and interest rates are likely to differ from those assumed at December 31, 2005. Voluntary contributions have the effect of reducing and potentially delaying later required contributions. The Company has made voluntary contributions aggregating $31 million over the last three years.

The pension plan's benefits will be paid out over an extended period of time. Accordingly, the Company takes a long-term approach to funding levels and contribution policies. Historically, long-term returns on assets invested have significantly exceeded the discount rate for pension liabilities so it is expected that a portion of the future liability will be funded by investment returns. As a result, the Company's funding target over the medium-term is to cover only a portion of the ABO, essentially the obligations already earned as of a given measurement date. Under this approach, the plan was 83% funded at December 31, 2005.


Discontinued Operations
--------------------------------------------------------------------------------


                                                        Years Ended December 31,
(In millions)                                             2005     2004   2003
-------------------------------------------------------------------------------

Gain (loss) on sale of

   BAX Global (costs associated with the sale)       $     (2.8)    -      -
   Timber                                                   -      20.7    4.8
   Gold                                                     -      (0.9)   -
   Natural Gas                                              -       -     56.2
   Coal                                                     -       5.0    -

Results from operations

   BAX Global                                              86.8    49.5   (0.4)
   Timber                                                   -      (0.5)  (0.2)
   Gold                                                     -      (1.2)  (4.1)
   Natural Gas                                              -       -     11.2

Adjustments to contingent liabilities of former operation

   Litigation settlement gain                              15.1     -      -
   Health Benefit Act liabilities                           2.3     3.2  (31.3)
   Withdrawal liabilities                                   6.1    15.4  (17.0)
   Reclamation liabilities                                 (6.2)   (0.1)  (3.2)
   Workers' compensation liabilities                        0.4    (4.9)   0.2
   Recovery of environmental costs                          -       -      5.3
   Other                                                    0.1    (3.3)  (2.7)
--------------------------------------------------------------------------------
Income from discontinued operation before income taxes    101.8    82.9   18.8
Income tax (expense) benefit                                3.7   (32.9) (27.3)
--------------------------------------------------------------------------------
Income (loss) from discontinued operations           $    105.5    50.0   (8.5)
================================================================================

The operating results of BAX Global and former natural resource operations have been reclassified to discontinued operations for all periods presented.

BAX Global

In November 2005, the Company's Board of Directors approved the sale of BAX Global, a wholly owned freight transportation subsidiary, and on January 31, 2006, the Company sold BAX Global for $1.1 billion in cash. See note 5 to the consolidated financial statements. Accordingly, BAX Global's results of operations have been reported herein as discontinued operations for all periods presented. BAX Global's assets and liabilities have been classified as held for sale on the Company's consolidated balance sheet for 2005.



                                                     Years Ended December 31,        % change
--------------------------------------------------------------------------------------------------
(In millions)                                      2005     2004     2003           2005     2004
--------------------------------------------------------------------------------------------------
Revenues                                     $  2,899.4  2,440.6  1,999.2             19       22

Operating profit                             $     91.4     52.6      2.6             74      200+
Interest and other nonoperating expense, net       (4.6)    (3.1)    (3.0)            48        3
--------------------------------------------------------------------------------------------------
Pretax income (loss)                         $     86.8     49.5     (0.4)            75       NM
==================================================================================================


BAX Global's revenues increased 19% in 2005 compared to 2004 due to improved volumes in all regions and in particular Asia-Pacific. BAX Global's operating profit in 2005 was $38.8 million higher compared to 2004 primarily due to an increase in air export volumes and improved margins in Asia-Pacific. In addition, depreciation and amortization of BAX Global's long-lived assets ceased during November 2005 as a result of the assets being classified as held for sale, which reduced 2005 expense by $4.9 million. The increase in 2005 operating profit was partially offset by a $2.9 million charge covering ancillary costs which management concluded could not be billed back to customers.

BAX Global 2004 revenues were higher than 2003 as a result of the strengthening of economies in the Americas region, improving economic conditions and new business in several Asia-Pacific countries and the favorable effect of currency changes in Europe. Operating profit in 2004 was $50 million above 2003 as a result of higher volumes from the Intra America network and Asia-Pacific primarily associated with the high technology industry. In addition, the 2004 operating profit benefited from charters under contract for the U.S. government and other charter activity for both government and commercial customers. Operating profit in 2004 includes a $5.0 million impairment charge to cover the abandonment of capitalized transportation logistics software.

Former Natural Resource Operations

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

Adjustments to Contingent Liabilities of Former Operations

Federal Black Lung Excise Tax. In 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of the Company, ruling that the Federal Black Lung Excise Tax ("FBLET") is unconstitutional as applied to export coal sales. Through December 31, 2004, the Company had received refunds including interest of $27.2 million, including $2.8 million received in 2003. In December 2005, the Company reached a final settlement agreement related to all claims for FBLET refunds and recorded a pretax gain of $15.1 million. The Company has received payments covering this refund during the first quarter of 2006.

Health Benefit Act Liabilities. The Company has obligations under the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act"), as described in note 4 to the consolidated financial statements. The estimated liability is reduced each year as payments are made. In addition, the Company reduced the estimated liability by $2.3 million in 2005 and $3.2 million in 2004 and increased the estimated liability by $31.3 million in 2003 to reflect changes in the estimates of the undiscounted liability. This estimated liability will be adjusted in future periods as assumptions change.

The $2.3 million reduction in the liability in 2005 was primarily related to a one-year extension of funding by the AML of unassigned benefits and a lower-than-projected per-beneficiary health care premium rate, partially offset by a higher number of unassigned beneficiaries attributed to the Company.

The $3.2 million reduction in the liability in 2004 was primarily related to a slight decrease in the number of beneficiaries assigned to the Company at October 1, 2004 compared to the amount estimated at the end of 2003. As a result, the estimate of assigned beneficiaries in future periods was also lower.

The $31.3 million charge in 2003 was primarily related to the assumed increase in the number of unassigned beneficiaries allocated to the Company. The increased allocation was due to two factors. First, the Company increased its allocation percentage because of a change in the way the Company interprets the statute governing the allocation, based on findings of court cases in 2003. Second, other coal operations became insolvent during the period and their assigned beneficiaries were transferred to the unassigned pool. These actions reduced the denominator (the total assigned pool) in the computation of the allocation percentage, increasing the Company's allocation assumption, and increased the unassigned pool.

Withdrawal Liabilities. The Company withdrew from the UMWA 1950 and 1974 pension plans in June 2005 as the last employees working under UMWA labor agreements left the Company. As a result of the withdrawal from these coal-related plans, the Company expects to be obligated to pay the plans $30.5 million, which represents the Company's portion of the unfunded status of the plans as of June 30, 2004, as determined by the plan agreements and by law.

The Company's estimate of the obligation in 2004 and 2003 was based on the funded status of the multi-employer plans for the most recent measurement date. The change in the Company's liability in the last three years was due to changes in the UMWA plans' unfunded liabilities.

Other. The Company recorded $6.2 million in 2005, to reflect an increase in the estimated cost of reclamation at its former coal mines. The estimate of the cost of reclamation may change in the future.

In 2004, the Company recognized $4.9 million of expense to reflect an increase in the expected settlement of coal-related workers' compensation claims. In 2004 the Company settled legal and other contingencies related to its former coal operations and recognized additional expense of $3.3 million.

In 2003, the Company and a third party reached an agreement that establishes the allocation of costs related to an environmental remediation project, and as a result, the Company recognized a $5.3 million pretax gain. The Company estimates its portion of the remaining clean-up and operational and maintenance costs related to the environmental matter to be $2.7 million.


Other operating income, net
--------------------------------------------------------------------------------

Other operating income, net, is a component of the operating segments' previously discussed operating profits.


                                                 Years Ended December 31,             % change
--------------------------------------------------------------------------------------------------
(In millions)                                  2005       2004        2003           2005    2004
--------------------------------------------------------------------------------------------------
Gain on sale of equity interest           $     -          -          10.4             -     (100)
Gains on sale of operating assets and
   interests, net                               9.6        5.7         7.7            68      (26)
Share in earnings of equity affiliates          3.4        1.0         0.3           200+     200+
Royalty income                                  2.0        1.6         1.7            25       (6)
Foreign currency transaction losses, net       (3.1)      (0.2)        -             200+      NM
Impairment loss                                (1.3)      (0.3)        -             200+      NM
Penalties on unpaid value-added taxes           -         (0.4)        -            (100)      NM
Other                                           4.4        3.7         1.9            19       95
--------------------------------------------------------------------------------------------------
Total                                     $    15.0       11.1        22.0            35      (50)
==================================================================================================


Other operating income in 2005 includes the recognition of a $5.8 million gain on a 2003 West Virginia coal asset sale. The gain was recognized in 2005 due to the formal transfer of liabilities to the buyer in 2005. In addition, a $3.1 million gain on the sale of residual assets and mineral rights related to former mining operations in Kentucky was recognized in 2005.

Other operating income in 2004 included $5.7 million of gains on sale of operating assets, net, which were primarily the result of disposing of residual assets of the Company's former coal operations.

In October 2003, the Company sold its 23.3% equity interest in MPI Mines Ltd., an Australian exploration and development company with interests in gold and nickel, for $18.8 million in cash and recognized a $10.4 million pretax gain in continuing operations.

Other operating income in 2003 included a $5.5 million gain on the sale of operating assets of Brink's and gains of $2.2 million from the sale of residual assets of the former coal operations.

Nonoperating Income and Expense
--------------------------------------------------------------------------------


Interest Expense

                           Years Ended December 31,              % change
------------------------------------------------------------------------------
(In millions)            2005       2004        2003           2005      2004
------------------------------------------------------------------------------

Interest expense    $    18.6       20.8        23.6           (11)       (12)
==============================================================================


Interest expense in 2005 was lower than 2004 as a result of repaying a portion of the Senior notes and because of lower interest accruals for contingent income tax matters. In addition, interest expense in 2004 included $0.7 million interest expense related to value-added tax matters as discussed in note 22 to the consolidated financial statements. Interest expense was lower in 2004 compared to 2003 primarily due to lower average borrowings and interest rates.

Interest and Other Income, Net


                                                       Years Ended December 31,        % change
--------------------------------------------------------------------------------------------------
(In millions)                                        2005    2004     2003           2005    2004
--------------------------------------------------------------------------------------------------
Interest income                                 $     4.7     3.8      5.4            24      (30)
Dividend income from real estate investment           4.1       -        -            NM        -
Gains (losses) on sales of marketable
   securities, net                                    0.2     4.3     (0.2)          (95)      NM
Gain on monetization of coal royalty agreement          -       -      2.6             -     (100)
Other, net                                            0.3    (0.2)     1.2            NM       NM
--------------------------------------------------------------------------------------------------
Total                                            $    9.3     7.9      9.0            18      (12)
==================================================================================================


Interest income declined in 2004 from 2003 primarily as a result of the Company's decision to restrict the VEBA in early 2004. After the restriction, investment income from the VEBA that was recorded in interest and other income in 2003 was treated as an offset to postretirement medical benefit expense, which is a component of operating income.

Dividend income in 2005 was higher than 2004 primarily due to $4.1 million of dividends collected in 2005 from a real estate investment. Dividend income related to this investment is projected to be up to $9 million in 2006.

Upon the restriction of the VEBA to pay benefits under the postretirement medical plans of the Company, unrealized gains of $4.4 million were recorded as income in 2004.

Minority Interest

                             Years Ended December 31,               % change
--------------------------------------------------------------------------------
(In millions)              2005       2004        2003           2005      2004
--------------------------------------------------------------------------------

Minority interest     $    14.3       12.4         8.4            15         48
================================================================================


The increase in minority interest in the last two years is primarily due to increases in the earnings of the Company's Venezuelan and Colombian subsidiaries of Brink's.

Income Taxes
--------------------------------------------------------------------------------


                            Income tax expense (benefit)    Effective tax rate
--------------------------------------------------------------------------------
Years Ended December 31,    2005       2004    2003       2005     2004    2003
--------------------------------------------------------------------------------
                                  (in millions)               (in percentages)

Continuing operations    $  49.5      40.6     36.4       53.9%    36.2%   49.0%
Discontinued operations     (3.7)     32.9     27.3       (3.6)%   39.7%  145.2%
================================================================================


Overview

The Company's effective tax rate has varied in the past three years from the statutory U.S. federal rate due to various factors, including:

        o  changes  in  circumstances  resulting in   the  need  for   valuation
           allowances,
        o the amount of pretax losses in jurisdictions with existing valuation allowances,
        o  other changes in the geographical mix of earnings,
        o  timing of benefit recognition for uncertain tax positions,
        o  state income taxes,
        o  repatriation of earnings in 2005, and
        o the initial recognition of a net deferred tax benefit recorded as a result of its decision to sell the stock of BAX Global.

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

The Company currently believes its effective income tax rate in 2006 will be approximately 39% to 41%, excluding the potential effects of changes in judgments as to the realizability of deferred tax assets and the status of contingent tax matters. The Company expects to use a substantial amount of its U.S. tax credit carryforwards in 2006 to offset tax amounts owed related to the sale of BAX Global.

Continuing Operations

2005
The effective income tax rate on continuing operations in 2005 was higher than the 35% U.S. statutory tax rate primarily as a result of new valuation allowances in various countries in South America and Europe, the effects of losses in tax jurisdictions for which the Company does not record a tax benefit for such losses and $3 million of tax expense related to the repatriation of non-U.S. earnings. This was partially offset by the favorable resolution of contingent state income tax matters. The Company repatriated cash of $49 million from Brink's entities in 2005 under the repatriation provision of the American Jobs Creation Act of 2004. The Company expects to pay additional income tax of $3 million related to the 2005 repatriation, which amount was recognized as tax expense in 2005.

2004
The effective income tax rate on continuing operations in 2004 was higher than the U.S. statutory tax rate primarily as a result of state income taxes and the recording of income tax expense of $2.1 million for net valuation allowance adjustments.

2003
The effective income tax rate on continuing operations in 2003 was higher than the U.S. statutory tax rate primarily due to recording income tax expense of $15.5 million for net valuation allowance adjustments for a portion of Brink's foreign deferred tax assets.

Adjustments to income tax expense
The Company has recorded adjustments in each of the last three years based on an ongoing analysis of its U.S. and non-U.S. current and deferred income tax asset and liability accounts. The Company has included in income from continuing operations the effect of these adjustments because they did not aggregate to a material amount in any individual year. The income tax benefit related to these adjustments was $0.9 million in 2005, $0.3 million in 2004 and $5.8 million in 2003.

Discontinued Operations

Discontinued operations includes the tax provision or benefit associated with the Company's BAX Global and former natural resource businesses, including the resolution of associated contingent tax matters.

The effective tax rate in 2005 was lower than the 35% U.S. statutory tax rate primarily as a result of an income tax benefit of $27.4 million recorded upon the resolution of income tax matters with the Internal Revenue Service related to the former natural resource business. In addition, the Company recognized a $7.0 million deferred tax benefit in 2005 for the excess of the tax basis over the carrying value of the Company's investment in BAX Global as a result of the Company's decision to sell BAX Global's stock.

The effective tax rate in 2004 was higher than the U.S. statutory tax rate due to state income tax expense. The effective tax rate in 2003 was higher than the U.S. statutory rate due to state deferred tax valuation allowances related to BAX Global and additional accruals made in 2003 for tax contingencies related to the natural resource business.

Other

As of December 31, 2005, the Company has not recorded U.S. federal deferred income taxes on approximately $145 million of undistributed earnings of foreign subsidiaries and equity affiliates. It is expected that these earnings will be permanently reinvested in operations outside the U.S. It is not practical to compute the estimated deferred tax liability on these earnings.

Foreign Operations
--------------------------------------------------------------------------------


The Company operates in approximately 50 countries outside the U.S., each with a local currency other than the U.S. dollar. Because the financial results of the Company are reported in U.S. dollars, they are affected by changes in the value of various foreign currencies in relation to the U.S. dollar. Changes in exchange rates may also affect transactions which are denominated in currencies other than the functional currency. The diversity of foreign operations helps to mitigate a portion of the impact that foreign currency fluctuations in any one country may have on the translated results.

The Company, from time to time, uses foreign currency forward contracts to hedge transactional risks associated with foreign currencies, as discussed under "Market Risk Exposures" below.

Brink's Venezuelan subsidiaries ("Brink's Venezuela") were considered to be operating in a highly inflationary economy in 2002. For the years ended December 31, 2005, 2004 and 2003, Venezuela's economy was not considered highly inflationary. It is possible that Venezuela's economy may be considered highly inflationary again at some time in the future.

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

Brink's Venezuela is also subject to local laws and regulatory interpretations that determine the exchange rate at which repatriating dividends may be converted. It is possible that Brink's Venezuela may be subject to less favorable exchange rates on dividend remittances at some time in the future. The Company's reported U.S. dollar revenues, earning and equity could be adversely affected if the Company were to change to a less favorable currency exchange rate to translate Brink's Venezuela financial results and financial position.

The Company is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of these risks on the Company cannot be predicted.

LIQUIDITY AND CAPITAL RESOURCES
================================================================================


Overview
--------------------------------------------------------------------------------

Over the last three years, the Company has used the cash generated from operations and the divestiture of the natural resources businesses to acquire security operations in Europe and to strengthen its balance sheet by reducing debt and making contributions to the VEBA and its primary U.S. pension plan. Cash flows before financing activities in the last three years were also used in part to make significant cash payments associated with retained liabilities of the former coal operations. Net cash proceeds from the sale of natural resource businesses totaled $179 million over the last three years.

During the past three years, the Company acquired security operations for an aggregate purchase price of $75 million. Debt repayments, net, aggregated $64 million and the Company has contributed $132 million to the VEBA and $31 million to the primary U.S. pension plan over the last three years.

In January 2006, the Company received $1.1 billion in cash from the sale of BAX Global. The Company immediately used the proceeds to contribute $225 million to the VEBA and pay down $46 million of short-term debt. In addition, the Company expects to use proceeds to pay down up to a further $140 million of debt and repurchase between $400 million and $600 million of Company common stock.

The Company may elect to pay up to $30.5 million to satisfy a former coal multi-employer pension withdrawal liability in 2006.

In addition, in conjunction with the Company's decision to freeze U.S. defined benefit pension plan benefit levels and enhance the benefits associated with the U.S. 401(k) plan, the Company announced that the funding of the Company's U.S. defined contribution matching expense would be in cash rather than Company stock. Using the rates of salary and employee participation in effect during 2005, the Company expects $13 million to $15 million higher cash outflows in 2006 as a result of this change.

Summary of Cash Flow Information
--------------------------------------------------------------------------------



                                                                      Years Ended December 31,         $ change
--------------------------------------------------------------------------------------------------------------------
(In millions)                                                         2005      2004      2003       2005     2004
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

   Continuing operations:
      Before changes in operating assets and liabilities           $  266.3     199.5     184.4    $  66.8     15.1
      Changes in assets and liabilities, including working capital     (6.5)     32.4      39.8      (38.9)    (7.4)
--------------------------------------------------------------------------------------------------------------------
         Subtotal                                                     259.8     231.9     224.2       27.9      7.7
   Discontinued operations:
      BAX Global                                                       54.2      52.8      60.3        1.4     (7.5)
      Natural gas, timber and gold                                        -       0.2      19.2       (0.2)   (19.0)
--------------------------------------------------------------------------------------------------------------------
     Operating activities                                             314.0     284.9     303.7       29.1    (18.8)
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities

   Continuing operations:
      Capital expenditures                                           (271.7)   (194.9)   (179.1)     (76.8)   (15.8)
      Net proceeds from:
       Disposal of former natural resource interests                    5.0      28.6     119.4      (23.6)   (90.8)
       Notes receivable and settlement of royalty agreement               -         -      26.0          -    (26.0)
--------------------------------------------------------------------------------------------------------------------
         Subtotal of natural resource cash proceeds                     5.0      28.6     145.4      (23.6)  (116.8)
      Contributions to VEBA (a)                                           -         -     (82.0)         -     82.0
      Acquisitions                                                    (53.2)    (14.8)     (7.2)     (38.4)    (7.6)
      Other                                                            (2.5)      7.7      16.6      (10.2)    (8.9)
--------------------------------------------------------------------------------------------------------------------
         Subtotal                                                    (322.4)   (173.4)   (106.3)    (149.0)   (67.1)
   Discontinued operations:
      BAX Global                                                      (72.8)    (48.3)    (47.1)     (24.5)    (1.2)
      Natural gas, timber and gold                                        -      (0.8)     (8.8)       0.8      8.0
--------------------------------------------------------------------------------------------------------------------
     Investing activities                                            (395.2)   (222.5)   (162.2)    (172.7)   (60.3)
--------------------------------------------------------------------------------------------------------------------

Cash flows before financing activities                             $  (81.2)     62.4     141.5    $(143.6)   (79.1)
====================================================================================================================

(a) In 2004, the VEBA was restricted to pay coal-related retiree medical benefits. As a result, the Company began to account for the VEBA as an offset to the postretirement obligation (see note 4 to the consolidated financial statements). Accordingly, $50 million of net cash contributions in 2004 have been classified within operating activities. In 2003, $82 million of contributions were classified within investing activities.



Operating Activities
--------------------------------------------------------------------------------


2005

Operating cash flow from continuing operations increased by $27.9 million in 2005 compared to 2004 primarily due to lower contributions to U.S. pension plans and VEBA in 2005. This was partially offset by lower operating profit and more cash used for working capital needs as a result of increased receivables.

2004

Operating cash flow from continuing operations increased by $7.7 million in 2004 from the prior period primarily as a result of improved cash flow from operating performance of the Company's business segments. Partially offsetting this increase was a $50 million contribution to the VEBA in 2004. Contributions to the VEBA were classified as investing activities in 2003.

Operating cash flow from discontinued operations decreased by $26.5 million in 2004 from the prior period primarily as a result of the Company's natural resource business generating less cash in 2004, since these businesses were sold in 2003 and early 2004.

Investing Activities
--------------------------------------------------------------------------------


Continuing Operations

Cash used for investing activities by continuing operations increased by $149.0 million in 2005 compared to 2004 primarily due to higher cash outflows of $76.8 million for capital expenditures and $38.4 million for acquisitions. Cash from investing activities in 2004 included $23.6 million of higher net proceeds from the disposition of assets compared to 2005.

Capital Expenditures


                               Years Ended December 31,           $ change
--------------------------------------------------------------------------------
(In millions)                2005     2004      2003          2005        2004
--------------------------------------------------------------------------------

Capital Expenditures
Brink's                $    109.0     76.2      80.9         $ 32.8        (4.7)
BHS                         162.2    117.6      98.0           44.6        19.6
Corporate and other           0.5      1.1       0.2           (0.6)        0.9
--------------------------------------------------------------------------------
Capital expenditures   $    271.7    194.9     179.1         $ 76.8        15.8
================================================================================


Capital expenditures for 2005 were $76.8 million higher than 2004. The increase includes $14.0 million spent to purchase the BHS headquarters and monitoring facility and two Brink's branch facilities in the U.S. that were previously leased. In addition, 2005 capital expenditures includes $7.4 million for the development of BHS' new Knoxville monitoring facility and $7.0 million for the construction of a Brink's branch facility. Also contributing to the increase in capital expenditures is the growth in subscriber installations at BHS, increased information technology spending and higher expenditures for vehicles at Brink's.

Higher capital expenditures at BHS in 2004 as compared to 2003 were primarily due to an increase in subscriber installations.

Capital expenditures in 2006 are currently expected to range from $270 million to $280 million. Expected capital expenditures for 2006 reflect an increase in customer installations at BHS and information technology spending at Brink's.

Proceeds from Disposition of Assets and Investments
Cash flows from investing activities included cash proceeds of $5.0 million in 2005 and $28.6 million in 2004 from the sale of natural resource businesses. Cash flows from investing activities in 2003 included cash proceeds of $119.4 million from the sale of natural resource businesses and equity interests and the realization of $26.0 million of cash related to the monetization of notes receivable from the 2002 sale of the Company's former Virginia coal operations.

VEBA
The Company made contributions of $82 million to its VEBA in 2003, which, as noted above, were classified as an investing activity. The Company classified $50 million of contributions in 2004 as an operating activity. No contributions were made to the VEBA in 2005 but the Company contributed $225 million in January 2006 using proceeds from the sale of BAX Global.

Acquisitions
As previously described, Brink's has made a number of acquisitions in the last three years including several operations in Europe for $53.2 million in 2005 and $22.0 million in the prior two years.

Discontinued Operations
Cash used for investing activities increased by $23.7 million in 2005 from 2004 primarily as a result of higher capital expenditures at BAX Global.


Business Segment Cash Flows
--------------------------------------------------------------------------------

The Company's cash flows before financing activities for each of the operating segments are presented below.


                                                        Years Ended December 31,           $ change
---------------------------------------------------------------------------------------------------------
(In millions)                                              2005   2004    2003            2005    2004
---------------------------------------------------------------------------------------------------------
Cash flows before financing activities

Continuing operations:
   Business segments:
     Brink's                                          $   (11.5)  108.5    66.5        $ (120.0)    42.0
     BHS                                                   14.6    47.6    28.8           (33.0)    18.8
---------------------------------------------------------------------------------------------------------
     Subtotal of business segments                          3.1   156.1    95.3          (153.0)    60.8

   Corporate and former operations:
     Proceeds from sale of natural resource interests       5.0    28.6   145.4           (23.6)  (116.8)
     Contributions to the VEBA, net                           -   (50.0)  (82.0)           50.0     32.0
     Contributions to primary U.S. pension plan               -   (11.0)  (20.0)           11.0      9.0
     Other                                                (70.7)  (65.2)  (20.8)           (5.5)   (44.4)
---------------------------------------------------------------------------------------------------------
     Subtotal of continuing operations                    (62.6)   58.5   117.9          (121.1)   (59.4)

Discontinued operations:
   BAX Global                                             (18.6)    4.5    13.2           (23.1)    (8.7)
   Natural gas, timber and gold                               -    (0.6)   10.4             0.6    (11.0)
---------------------------------------------------------------------------------------------------------
Cash flows before financing activities                $   (81.2)   62.4   141.5        $ (143.6)   (79.1)
=========================================================================================================


Overview

Cash flows before financing activities from the Company's business segments have averaged $85 million over the last three years. Sales of natural resource interests also provided $179 million in cash over that period. Using this cash flow, the Company made $163 million in voluntary contributions to its VEBA and primary U.S. pension plan over the last three years. Cash flows before financing activities in the last three years were also used in part to make significant annual cash payments associated with retained liabilities of the former coal operations.

Brink's

Cash flows before financing activities at Brink's decreased by $120.0 million in 2005 primarily due to a $38.4 million increase in cash used for acquisitions ($53.2 million for the acquisition of operations in Europe in 2005 compared with $14.8 million for acquisitions in 2004) and a $32.8 million increase in capital expenditures. Lower operating profit in 2005 also reduced cash from operations. In addition, cash used for working capital needs was higher in 2005 primarily as a result of increased receivables on a 12% increase in revenue.

Cash before financing activities increased in 2004 over 2003 primarily due to higher operating profits partially offset by an increase in cash used for acquisitions.

BHS

The decrease in BHS' cash flows before financing activities is primarily due to $10.2 million spent for the purchase of BHS' headquarter facilities, $7.4 million for the development of the Knoxville facility and a $25.0 million increase in capital expenditures reflecting the growth in installations of security systems. This was partially offset by higher cash flows from operations as a result of higher operating profit.

The year-over-year increase in cash flows before financing activities at BHS in 2004 is primarily due to higher operating results partially offset by an increase in capital expenditures reflecting growth in installations of security systems.

Corporate and Former Operations

The Company received $179.0 million in net proceeds during the last three years from the sale of substantially all of its natural resource interests. In the last three years, the Company contributed $132.0 million to its VEBA and $31.0 million to its primary U.S. pension plan. The $44.4 million increase in 2004 other cash outflows reflects higher corporate expenses compared to 2003 and the collection of the remaining receivables from the coal business in 2003. The Company may elect to pay up to approximately $30.5 million in 2006 to satisfy its liability related to withdrawing from the 1950 and 1974 multiemployer pension plans at the former coal business.

Discontinued Operations

Cash flows before financing activities from discontinued operations in 2005 decreased primarily due to a decrease in the sale of accounts receivable as a result of the termination of the securitization program and an increase in capital expenditures partially offset by improved operating results at BAX Global.

Cash flow before financing activities from discontinued operations was lower in 2004 as a result of the sale of $52.0 million less accounts receivable at BAX Global at year end 2004 versus the prior year, partially offset by improved operating results at BAX Global. In addition, the natural resource businesses were sold in 2003 and 2004.

Financing Activities
--------------------------------------------------------------------------------


Summary of Financing Activities


                                                       Years Ended December 31,
(In millions)                                         2005      2004       2003
--------------------------------------------------------------------------------
Net borrowings (repayments) of debt:
   Short-term debt                                $   14.0      (7.9)     (14.3)
   Revolving Facility                                107.1     (12.5)     (98.1)
   Senior Notes                                      (18.3)      -          -
   Other                                             (16.2)    (16.4)      (1.8)
--------------------------------------------------------------------------------
     Net borrowings (repayments) of debt              86.6     (36.8)    (114.2)
Dividends                                             (5.5)     (5.4)      (5.3)
Dividends to minority interests in subsidiaries       (6.7)     (4.8)      (2.9)
Proceeds from exercise of stock options and other     26.9      22.4        1.1
Discontinued operations, net                          (7.7)     (2.3)      (4.6)
--------------------------------------------------------------------------------
     Cash flows from financing activities         $   93.6     (26.9)    (125.9)
================================================================================


The Company's day-to-day operating liquidity needs are typically financed by short-term debt, the accounts receivable securitization facility (through December 15, 2005 when the facility expired), and the Company's Revolving Facility and Letter of Credit Facility, both of which are described below in "Capitalization."

With proceeds from the sale of BAX Global, the Company paid $46 million of debt in January 2006. The Company expects to make a self-tender offer for a portion of its outstanding common stock, which is expected to result in significant cash outflows of between $400 million and $600 million during 2006.

The Company paid quarterly dividends on its common stock at an annual rate of $0.10 per share in each of the last three years. Dividends paid on common stock totaled $5.5 million in 2005, $5.4 million in 2004 and $5.3 million in 2003.

Future dividends are dependent on the earnings, financial condition, cash flow and business requirements of the Company, as determined by the Board. On January 26, 2006, the Board declared a quarterly cash dividend of $0.025 per share of common stock, payable on March 1, 2006 to shareholders of record on February 8, 2006.

Capitalization
--------------------------------------------------------------------------------

The Company uses a combination of debt, operating leases and equity to capitalize its operations. As of December 31, 2005, debt as a percentage of capitalization (total debt and shareholders' equity) was 27% compared to 26% at December 31, 2004. The increase resulted from higher debt of $68.7 million partially offset by the impact of higher equity of $149.0 million. Equity increased in 2005 primarily as a result of net income of $142.4 million and the issuance of shares related to employee benefit plans, partially offset by other comprehensive losses.

Summary of Debt, Equity and Other Liquidity Information



                                       Amount available
                                    under credit facilities     Outstanding Balance
----------------------------------------------------------------------------------------------------
                                         December 31,              December 31,
(In millions)                                2005               2005       2004         $ change (a)
----------------------------------------------------------------------------------------------------
Debt:
   Short-term debt:
     Multi-currency revolving facility
       and other committed facilities      $   51             $   25.5       27.5         $    (2.0)
   Long-term debt:
     Revolving Facility                       276                123.6       18.4             105.2
     Letter of Credit Facility                  6                    -          -                 -
     Senior Notes                                                 76.7       95.0             (18.3)
     Dominion Terminal
       Associates ("DTA") bonds                                   43.2       43.2                 -
     Other                                                        43.9       60.1             (16.2)
----------------------------------------------------------------------------------------------------
     Debt                                  $  333             $  312.9      244.2         $    68.7
====================================================================================================

Shareholders' equity                                          $  837.5      688.5         $   149.0
====================================================================================================

Other Liquidity Information:
   Cash and cash equivalents                                  $   96.2      169.0         $   (72.8)
   Amount sold under accounts receivable
    securitization facility                                          -       25.0             (25.0)
   Net Debt (b)                                                  216.7       75.2             141.5
   Net Financings (b)                                            216.7      100.2             116.5
====================================================================================================

(a) In addition to cash borrowings and repayments, the change in the debt balance also includes changes in currency exchange rates and borrowings under new capital leases.

(b) Net Debt and Net Financings are non-GAAP measures. Net Debt is equal to short-term debt plus the current and noncurrent portion of long-term debt, ("Debt" in the tables), less cash and cash equivalents. Net Financings are equal to Net Debt plus the amount sold under the accounts receivable securitization facility. See reconciliation below.

Reconciliation of Net Debt and Net Financings to GAAP Measures

                                                      December 31,
--------------------------------------------------------------------------------
(In millions)                             2005    2004    2003     2002   2001
--------------------------------------------------------------------------------

Short-term debt                        $  25.5    27.5    35.8     41.8    27.8
Long-term debt                           287.4   216.7   238.7    317.5   270.1
DTA bonds                                  -       -       -        -      43.2
--------------------------------------------------------------------------------
   Debt                                  312.9   244.2   274.5    359.3   341.1
Less cash and cash equivalents           (96.2) (169.0) (128.7)  (102.3)  (86.7)
--------------------------------------------------------------------------------
Net Debt                                 216.7    75.2   145.8    257.0   254.4
Amounts sold under accounts receivable
   securitization facility                 -      25.0    77.0     72.0    69.0
--------------------------------------------------------------------------------
Net Financings                         $ 216.7   100.2   222.8    329.0   323.4
================================================================================


The supplemental Net Debt and Net Financing information is non-GAAP financial information that management believes is an important measure to evaluate the Company's financial leverage. This supplemental non-GAAP information does not affect any reported amounts. This supplemental non-GAAP information should be viewed in conjunction with the Company's consolidated balance sheets.

Debt

The Company has an unsecured $400 million revolving bank credit facility ("Revolving Facility") with a syndicate of banks upon which it may borrow (or otherwise satisfy credit needs) on a revolving multi-currency basis over a five-year term ending in October 2009. At December 31, 2005, $276.4 million was available for use under the Revolving Facility. The Company has the option to borrow based on LIBOR plus a margin, prime rate or a competitive bid among the individual banks.

The Company has an unsecured $150 million credit facility with a bank to provide letters of credit and other borrowing capacity over a five-year term ending in December 2009 (the "Letter of Credit Facility"). The costs of these letters of credit are expected to be approximately the same as borrowings under its $400 million facility discussed above. As of December 31, 2005, $5.9 million was available for use under this revolving credit facility. The Revolving Facility and the multi-currency revolving credit facilities described below are also used for the issuance of letters of credit and bank guarantees.

The Company has three unsecured multi-currency revolving bank credit facilities totaling $121.4 million at December 31, 2005, of which $50.8 million was unused. When rates are favorable, the Company also borrows from other banks under short-term uncommitted agreements. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts borrowed under these agreements are included in short-term borrowings.

At December 31, 2005, the Company had $76.7 million of Senior Notes outstanding that are scheduled to be repaid in 2006 through 2008, including $18.3 million which was paid as scheduled in January 2006. Interest on each series of the Senior Notes is payable semiannually, and the Company has the option to prepay all or a portion of the Senior Notes prior to maturity subject to a make-whole provision. The Senior Notes are unsecured. On February 28, 2006, the Company gave notice to the holders of the Senior Notes that the Company would elect to prepay the remaining $58.4 million outstanding in the first quarter of 2006. A make-whole payment of approximately $1.7 million is expected to be paid in connection with this prepayment.

The Company's Brink's, BHS and BAX Global subsidiaries have guaranteed the Revolving Facility, the Letter of Credit Facility and the Senior Notes. As of January 31, 2006, BAX Global is no longer a guarantor. The Revolving Facility, the Letter of Credit Facility, the agreement under which the Senior Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants, among other things, limit the Company's total indebtedness, limit the use of proceeds on sales of assets (including the sale of BAX Global), provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. The credit agreements do not provide for the acceleration of payments should the Company's credit rating be reduced. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated and the commitment could be withdrawn. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other loan agreements. The Company was in compliance with all financial covenants at December 31, 2005.

In 2003, at the Company's request, the Peninsula Ports Authority of Virginia issued a new series of bonds to replace the previous bonds related to Dominion Terminal Associates, a deep water coal terminal in which the Company no longer has an interest. The Company continues to pay interest on and guarantee payment of the $43.2 million principal of the new bonds and ultimately will have to pay for the retirement of the new bonds in accordance with the terms of the guarantee. The new bonds bear a fixed interest rate of 6.0% and mature in 2033. The new bonds may mature prior to 2033 upon the occurrence of specified events such as the determination that the bonds are taxable or the failure of the Company to abide by the terms of its guarantee.

The Company believes it has adequate sources of liquidity to meet its near-term requirements.

Equity

At December 31, 2005, the Company had 100 million shares of common stock authorized and 58.7 million shares issued and outstanding. Of the outstanding shares at December 31, 2005, 1.2 million shares were held by The Brink's Company Employee Benefit Trust and have been accounted for in a manner similar to treasury stock for earnings per share purposes. The Company has the authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

The Company has the authority to repurchase up to 1.0 million shares of common stock with an aggregate purchase price limitation of $19.1 million. The Company made no repurchases under this program during 2005 or 2004.



Off Balance Sheet Arrangements
--------------------------------------------------------------------------------


The Company has various off-balance sheet arrangements that are described in the notes to the consolidated financial statements. See note 13 for the BAX Global accounts receivable securitization program, which expired December 15, 2005, and note 14 for operating leases that have residual value guarantees or other terms that cause the agreement to be considered a variable interest. The Company uses these off-balance sheet arrangements to lower its cost of financings and to provide access to a broader pool of lenders. The Company believes its off-balance sheet arrangements are an important component of its capital structure.

Contractual Obligations
--------------------------------------------------------------------------------

The following table includes the contractual obligations of the Company as of December 31, 2005.



                                                                Estimated Payments Due by Period
--------------------------------------------------------------------------------------------------------------
                                                                                               Later
(In millions)                                       2006     2007     2008     2009    2010    Years     Total
--------------------------------------------------------------------------------------------------------------
Contractual obligations

   Long-term debt obligations:
     Senior notes (a)                          $    76.7      -        -       -        -        -        76.7
     Other                                           2.9     11.2      1.8   124.4      0.8     45.5     186.6
   Capital lease obligations                         7.6      5.3      3.9     3.5      2.2      1.6      24.1
   Operating lease obligations                      66.7     54.1     41.0    28.7     20.1     47.2     257.8
   Purchase obligations:
     Service contracts                              11.9      1.1      0.9     0.7      0.5      0.2      15.3
     Other                                           7.5      0.1      0.1     -        -        -         7.7
   Other long-term liabilities reflected on the
     Company's balance sheet under GAAP -
     non-coal related workers compensation
       and other claims                             28.1     15.0      8.2     4.9      3.4      8.2      67.8
--------------------------------------------------------------------------------------------------------------
   Subtotal                                        201.4     86.8     55.9   162.2     27.0    102.7     636.0
     Legacy liabilities (b)                         92.0     64.0     65.0    66.0     66.0  1,337.0   1,690.0
--------------------------------------------------------------------------------------------------------------
   Total                                       $   293.4    150.8    120.9   228.2     93.0  1,439.7   2,326.0
==============================================================================================================
Contractual obligations of BAX Global (c)      $   123.9     57.5     42.9    29.8     21.2     96.1     371.4
==============================================================================================================

(a) The Company expects to prepay the Senior Notes in 2006 with the proceeds of the sale of BAX Global.

(b) The projected payments for liabilities related to former coal operations (legacy liabilities) are discussed in "Results of Operations - Retained Liabilities and Assets of Former Operations." A portion of the projected payments may ultimately be paid by the VEBA. The Company may elect at any time to use either these assets or its cash from operations to pay benefits for its retiree medical plans. Estimated payments above exclude administration and other payments.

(c) Contractual obligations related to BAX Global of $371.4 million have been segregated in the above table. These obligations were assumed by a third party in early 2006 as a result of the sale of BAX Global described in note 5 to the consolidated financial statements.


Other Potential Use of Credit
--------------------------------------------------------------------------------


Surety Bonds

The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers' compensation, to reclaim lands used for mining by the Company's former coal operations and to satisfy other obligations. As of December 31, 2005, the Company had outstanding surety bonds with third parties totaling approximately $71.8 million that it has arranged in order to satisfy various security requirements. Most of these bonds provide financial security for previously recorded liabilities. The Company expects $9.4 million of the outstanding surety bonds to be replaced with surety bonds provided by the purchaser of BAX Global. Surety bonds are typically renewable on a yearly basis; however, there can be no assurance the bonds will be renewed or that premiums in the future will not increase.

If the remaining surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its Letter of Credit Facility and its Revolving Facility to provide letters of credit or other collateral to secure its obligations.

The Company has issued letters of credit under its Letter of Credit Facility, described in "Debt" above, to satisfy a portion of its security requirements. At December 31, 2005, $135.8 million of the $144.1 million issued letters of credit were used to satisfy security requirements.

Contingent Matters
--------------------------------------------------------------------------------

Income Tax

The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions and the Company has accrued approximately $13 million for related contingencies at December 31, 2005. While it is difficult to predict the final outcome of the various issues that may arise during an examination, the Company believes that it has adequately provided for all contingent income tax liabilities and interest.

Former Operations

The Company has recorded estimated liabilities for contingent liabilities, including those for premiums to the Combined Fund, coal-related workers' compensation claims and reclamation obligations. These are discussed in more detail at "Results of Operations - Retained Liabilities and Assets of Former Operations - Legacy Liabilities and Assets."

BAX Global is defending a claim related to the apparent diversion by a third party of goods being transported for a customer. Although BAX Global is defending this claim vigorously and believes that its defenses have merit, it is possible that this claim ultimately may be decided in favor of the claimant. If so, the Company expects that the ultimate amount of reasonably possible unaccrued losses could range from $0 to $9 million. The Company has contractually indemnified the purchaser of BAX Global for this contingency.

The Company has retained all pre-closing tax assets and liabilities related to BAX Global, except deferred income taxes. The Company has $23.3 million accrued for these net tax liabilities at December 31, 2005.

Insurance claims

The Company expects to file insurance claims of $4.0 million to $6.5 million related to property damage and business interruption insurance coverage for losses sustained from Hurricane Katrina. As of December 31, 2005, the Company had recorded a receivable of $2.2 million for claims to be filed, which equals the amount of hurricane-related property losses recognized to date. Because the Company's property damage insurance coverage provides for replacement value, the Company expects to record proceeds in excess of realized losses when the claims are ultimately settled. Claims for lost revenues under business interruption coverage will be recognized as operating income when the claims are settled.

Value-added taxes ("VAT") and customs duties

During 2004, the Company determined that one of its non-U.S. Brink's business units had not paid customs duties and VAT with respect to the importation of certain goods and services. The Company was advised that civil and criminal penalties could be asserted for the non-payment of these customs duties and VAT. Although no penalties have been asserted to date, they could be asserted at any time. The business unit has provided the appropriate government authorities with an accounting of unpaid customs duties and VAT and has made payments covering its calculated unpaid VAT. As a result of its investigation, the Company accrued charges of $1.1 million to operating profit and recorded estimated interest expense of $0.7 million related to this matter during 2004. The Company believes that the range of reasonably possible losses is between $0.4 million and $3.0 million for potential penalties on unpaid VAT and between $0 and $35 million for unpaid customs duties and associated penalties. The Company believes that the assertion of the penalties on unpaid customs duties would be excessive and would vigorously defend against any such assertion. The Company does not expect to be assessed interest charges in connection with any penalties that may be asserted. The Company continues to diligently pursue the timely resolution of this matter and, accordingly, the Company's estimate of the potential losses could change materially in future periods. The assertion of potential penalties may be material to the Company's financial position and results of operations.

BHS contingency for a component

BHS has been notified by one of its equipment suppliers that it is reviewing data associated with the reliability of a component. The supplier is examining currently available data and developing additional data in order to complete the review. The conclusions from the review could range from the confirmation of the reliability of the component to a requirement to replace the component. The Company does not currently believe that actions, if any, stemming from this review will have a material impact on the Company's financial position. The Company expects to be reimbursed for costs, if any, that may be incurred in responding to the review. However, depending upon the timing and amounts of expenditures and reimbursements, there could be an impact on results of operations for individual quarters in 2006.


MARKET RISK EXPOSURES
================================================================================

The Company's continuing operations have activities in approximately 50 countries. These operations expose the Company to a variety of market risks, including the effects of changes in interest rates, commodities prices and foreign currency exchange rates. These financial and commodity exposures are monitored and managed by the Company as an integral part of its overall risk management program.

The Company periodically uses various derivative and non-derivative financial instruments, as discussed below, to hedge its interest rate, commodities prices and foreign currency exposures when appropriate. The risk that counterparties to these instruments may be unable to perform is minimized by limiting the counterparties used to major financial institutions with investment grade credit ratings. The Company does not expect to incur a loss from the failure of any counterparty to perform under the agreements. The Company does not use derivative financial instruments for purposes other than hedging underlying financial or commercial exposures.

The sensitivity analyses discussed below for the market risk exposures were based on the facts and circumstances in effect at December 31, 2005. Actual results will be determined by a number of factors that are not under management's control and could vary materially from those disclosed.


Interest Rate Risk
--------------------------------------------------------------------------------

The Company uses both fixed and floating rate debt and leases to finance its operations. Floating rate obligations, including the Company's Revolving Facility, expose the Company to fluctuations in cash flows due to changes in the general level of interest rates. Fixed rate obligations, including the Company's Senior Notes and Dominion Terminal Associates debt, are subject to fluctuations in fair values as a result of changes in interest rates.

Based on the contractual interest rates on the floating rate debt at December 31, 2005, a hypothetical 10% increase in rates would increase cash outflows by approximately $0.7 million over a twelve-month period (in other words, the Company's weighted average interest rate on its floating rate instruments was 4.25% per annum at December 31, 2005. If that average rate were to increase by 43 basis points to 4.68%, the cash outflows associated with these instruments would increase by $0.7 million annually). The effect on the fair value of the Company's Senior Notes and Dominion Terminal Associates debt for a hypothetical 10% decrease in the yield curve from year-end 2005 levels would result in a $4.3 million increase in the fair values of this debt.

Commodities Price Risk
--------------------------------------------------------------------------------

The Company consumes various commodities in the normal course of its business and, from time to time, uses derivative financial instruments to minimize the variability in forecasted cash flows due to price movements in these commodities. The derivative contracts are entered into in accordance with guidelines set forth in the Company's risk management policies.

During 2004 and 2003, BAX Global utilized swap contracts to fix a portion of forecasted jet fuel purchases at specific price levels. In addition, depending on market conditions, the Company has been able to adjust its pricing through the use of surcharges on shipments to partially offset large increases in the cost of jet fuel. At December 31, 2005, the Company had no outstanding jet fuel hedge derivatives.

During 2003, the Company utilized option strategies and forward sales contracts to hedge the selling price on a portion of its forecasted natural gas and gold sales. The Company exited the natural gas business in 2003 and the gold business in early 2004. Following the sale of these businesses, the Company had no outstanding natural gas or gold derivatives.


Foreign Currency Risk
--------------------------------------------------------------------------------

The Company's continuing operations, primarily through its Brink's operations, has exposure to the effects of foreign currency exchange rate fluctuations on the results of all of its foreign operations, which are operated primarily in local currencies but are reported in U.S. dollars.

The Company is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of domestic and foreign operations. To mitigate these exposures, the Company may, from time to time, enter into foreign currency forward contracts. The Company does not use derivative financial instruments to hedge investments in foreign subsidiaries since such investments are long-term in nature.

The effects of a hypothetical simultaneous 10% appreciation in the U.S. dollar from year-end 2005 levels against all other currencies of countries in which the Company has continuing operations are as follows:

                                                       Hypothetical Effects
(In millions)                                          Increase/ (decrease)
---------------------------------------------------------------------------
Translation of 2005 earnings into U.S. dollars      $          (1.1)
Transactional exposures                                         0.1
Translation of net assets of foreign subsidiaries             (25.7)
===========================================================================

APPLICATION OF CRITICAL ACCOUNTING POLICIES
================================================================================

The application of accounting principles requires the use of assumptions, estimates and judgments which are the responsibility of management. Management makes estimates and judgments based on, among other things, knowledge of operations, markets, historical trends and likely future changes, similarly situated businesses and, when appropriate, the opinions of advisors with relevant knowledge and experience. Many assumptions, estimates and judgments are straightforward; others are not. Reported results could have been materially different had the Company used a different set of assumptions, estimates and judgments.


Deferred Tax Asset Valuation Allowance
--------------------------------------------------------------------------------

It is common for companies to record expenses and accruals before the related payments are actually made. In the U.S., and most other countries and tax jurisdictions, many deductions for tax return purposes cannot be taken until the expenses are paid. Similarly, some tax credits and tax loss carryforwards cannot be used until future periods when sufficient taxable income is generated. In these circumstances, under GAAP, companies accrue for the tax benefit expected to be received in future years if, in the judgment of management, it is "more likely than not" that the company will receive the tax benefits. These benefits (deferred tax assets) are often offset, in whole or in part, by the effects of deferred tax liabilities which relate primarily to deductions available for tax return purposes under existing tax laws and regulations before such costs are reported as expenses under GAAP.

As of December 31, 2005, the Company had approximately $349 million of net deferred tax assets on its consolidated balance sheet. A significant amount of the Company's deferred tax assets relates to expected future tax deductions arising from retiree medical and other coal-related expenses the Company has already recorded in its financial statements. For more details associated with this net balance, see note 17 to the accompanying consolidated financial statements.

Since there is no absolute assurance that these assets will be ultimately realized, management annually reviews the Company's deferred tax positions to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing when assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can use to increase the likelihood that the tax assets will be realized. If after conducting the periodic review, management determines that the realization of the tax asset does not meet the "more-likely-than-not" criteria, an offsetting valuation allowance is recorded thereby reducing net earnings and the deferred tax asset in that period. For these reasons and since changes in estimates can materially affect net earnings, management believes the accounting estimate related to deferred tax asset valuation allowances is a "critical accounting estimate."

Approximately 84% of the deferred tax assets before valuation allowance at December 31, 2005 relates to the U.S. federal tax jurisdiction. Due to its expectation that the historical profitability of the Company's U.S. portion of the Brink's and BHS operations will continue and the lengthy period over which coal-related liabilities will become available for deduction on tax returns, management has concluded that it is more likely than not that these deferred tax assets will be realized.

For U.S. state jurisdictions and non-U.S. jurisdictions, the Company has evaluated its ability to fully utilize the net deferred tax assets on an individual jurisdiction basis. Due to a recent history of losses in some non-U.S. jurisdictions and doubts about whether future operating performance will be sufficiently profitable to realize deferred tax assets, the Company has approximately $42 million of valuation allowances at December 31, 2005.

Among other things, should tax statutes, the timing of deductibility of expenses or expectations for future performance change, the Company could decide to adjust its valuation allowances, which would increase or decrease tax expense, possibly materially.


Goodwill and Property and Equipment Valuations
--------------------------------------------------------------------------------

Accounting Policies

At December 31, 2005, the Company had property and equipment of $867.4 million and goodwill of $103.8 million, net of accumulated depreciation and amortization. The Company reviews these assets for possible impairment using the guidance in SFAS 142, "Goodwill and Other Intangible Assets," for goodwill and SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets," for property and equipment and other long-lived assets. The review for impairment requires the use of significant judgments about the future performance of the Company's operating subsidiaries and, as such, the Company believes they represent critical accounting estimates.

Application of Accounting Policies

Goodwill
Goodwill is reviewed for impairment at least annually. The Company estimates the fair value of Brink's, the only reporting unit that has goodwill, primarily using estimates of future cash flows. The fair value of the reporting unit is compared to its carrying value to determine if an impairment is indicated. At December 31, 2005, net goodwill was $103.8 million at Brink's. To date, no impairment has been identified. BAX Global's goodwill of $165.2 million at December 31, 2005 has been included in assets held for sale.

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

Brink's has not had any material impairments of property and equipment in the last three years.

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

Employee and Retiree Benefit Obligations
--------------------------------------------------------------------------------

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

The primary benefits which require the Company to make cash payments over an extended period of years are:

        o  Pension obligation
        o  Retiree medical obligation
        o  Health Benefit Act premiums to the Combined Fund
        o  Black Lung obligation

Accounting Policy

The Company accounts for its pension plans under SFAS 87, "Employers' Accounting for Pensions." The Company accounts for its retiree medical obligations and Black Lung obligations under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As a result of annual remeasurements, the Company records changes in liabilities and associated expenses over time as required under these accounting standards.

Health Benefit Act obligations are recorded under EITF 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992," which requires the Company to accrue estimated undiscounted future premiums to be paid to the Combined Fund.

As is normal for these benefits, cash payments will be made for periods ranging from the current year to over seventy years from now for these benefits. The amount of the cash payments and related expenses will be affected over time by inflation, salary increases, investment returns and market interest rates, changes in the numbers of plan participants and changes in the benefit obligations and/or laws and regulations covering the benefit obligations. Because of the inherent volatility of these items and because the obligations are significant, the Company believes these represent critical accounting estimates.

The critical accounting estimates that determine the carrying values of liabilities and the resulting annual expense are discussed below. The plans that are affected by the assumptions discussed are identified parenthetically in the relevant title.

Application of Accounting Policy

Discount Rate (Pension, Retiree Medical and Black Lung)

A discount rate is used to determine the present value of future payments. The rate should reflect returns expected from high-quality bonds and will fluctuate over time with market interest rates. In general, the Company's liability changes in an inverse relationship to interest rates, i.e. the lower the discount rate, the higher the associated plan obligation.

The Company selects a discount rate for its plan obligations after reviewing published long-term yield information for a small number of high-quality fixed-income securities (e.g. Moody's AA bond yields). The Company's advisors also calculate yields for the broader range of long-term high-quality securities with maturities in line with expected payments. After considering these factors, the Company selected a discount rate of 5.50% as of December 2005 and 5.75% as of December 31, 2004. The average Moody's AA bond yields for the ten year period ended December 31, 2005 was approximately 6.9%.

Sensitivity Analysis
The discount rate selected at year end materially affects the valuations of plan obligations at year end and calculations of net periodic expenses for the following year.

The tables below compare hypothetical plan obligation valuations as of December 31, 2005 and estimated expenses for 2006 if the Company had used discount rates that were 100 basis points lower or higher.

Plan Obligations at December 31, 2005


                                                             Hypothetical   Actual     Hypothetical
(In millions)                                                    4.50%       5.50%        6.50%
---------------------------------------------------------------------------------------------------
Primary U.S. pension plan ABO and PBO                     $     873.7        745.6         644.4
Coal-related retiree medical accumulated postretirement
   benefit obligation ("APBO")                                  707.3        633.0         571.6
Black Lung APBO                                                  55.6         51.7          47.7
===================================================================================================


Projected 2006 Expense


                                                             Hypothetical   Actual     Hypothetical
(In millions)                                                    4.50%       5.50%        6.50%
---------------------------------------------------------------------------------------------------
Primary U.S. pension plan                                 $      16.8          5.2          (4.4)
Coal-related retiree medical                                     18.8         17.0          15.3
Black Lung                                                        4.0          3.9           3.7
===================================================================================================


Return on Assets (Pension and Retiree Medical)

The Company's primary U.S. defined benefit pension plan had assets at December 31, 2005 valued at approximately $620 million. This pension plan's assets are invested primarily using actively managed accounts with asset allocation targets of 47.5% domestic equities and 22.5% international equities, which include a broad array of market capitalization sizes and investment styles, and 30% fixed income securities. The Company's policy does not permit certain investments, including investments in The Brink's Company common stock, unless part of a commingled fund. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The Company-sponsored retiree medical plan had assets in a VEBA at December 31, 2005 valued at approximately $185 million. The assets in the VEBA are invested and managed on a similar basis to the pension plan. Accordingly, the same long-term rate of return assumption is used for the VEBA.

Pension accounting principles require companies to use estimates of expected asset returns over long periods of time. The Company selects the expected long-term rate of return assumption using advice from its investment advisor and its actuary considering the plan's asset allocation targets and expected overall investment manager performance and a review of its most recent ten-year historical average compounded rate of return. After following the above process, the Company selected 8.75% as its expected long-term rate of return as of December 31, 2005 and 2004.

It is unlikely that in any given year the actual rate of return will be the same as the assumed long-term rate of return. In general, if actual returns exceed the expected long-term rate of return, future levels of expense will go down and vice-versa. Over the last ten years, the annual returns of the Company's primary pension plan have fluctuated from a high of a 27.5% gain (2003) to a low of a 9.3% loss (2002) and averaged over 9.6%, net of fees, per annum over the period. During that time period, there were seven years in which returns exceeded the assumed long-term rate of return and three years, the three years ended December 31, 2002, with returns below the assumed long-term rate of return.

If the Company were to use a different long-term rate of return assumption, it would affect annual pension expense but would have no immediate effect on funding requirements. For every hypothetical change of 100 basis points in the assumed long-term rate of return on plan assets, the Company's U.S. annual pension plan expense in 2005 would have increased or decreased by approximately $6 million before tax. Similarly, the 2005 benefit of investment income in the VEBA would have increased or decreased by approximately $2 million.

The reduction (or "credit") to pension expense associated with the assumed investment return fluctuates based on the level of plan assets (over time, the higher the level of assets, the higher the credit and vice versa) and the assumed rate of return (the higher the rate, the higher the credit and vice versa).

For the pension plan, the Company calculates expected investment returns by applying the expected long-term rate of return to the market-related value of plan assets. The market-related value of the plan assets is different from the actual or fair-market value of the assets. The actual or fair-market value is the value of the assets at a point in time that are available to make payments to pensioners and to cover any transaction costs. The market-related value recognizes changes in fair-value on a straight-line basis over five years. This recognition method spreads the effects of year-over-year volatility in the financial markets over several years.

The Company has elected to calculate expected investment returns on assets in the VEBA by applying the expected long-term rate of return to the fair market value of the assets at year end. This method is likely to cause the credit from the VEBA's expected return to fluctuate more than the similar credit in the pension plan.

Salary Inflation (Pension)

Historically, pension expense and liabilities varied with the expected rate of salary increases - the higher or lower the annual increase, the higher or lower the liability and expense. Since the Company has frozen benefits under the U.S. defined benefit pension plan, this assumption will no longer affect future pension expense and liability for that plan.

Medical Inflation (Retiree Medical, Health Benefit Act)

Changes  in  medical   inflation  will  affect  liability  and  expense  amounts
differently for the Company's plans. There is a direct link between medical inflation and expected spending for postretirement medical benefits under the Company-sponsored plan for 2005 and for later years. Future cash payments associated with the Health Benefit Act will reflect only a portion of the effect of medical inflation as a result of statutory limitations on premium growth.

For the retiree medical plan, the Company assumed an inflation rate of 10% for 2006, and projects this rate to decline to 5% by 2011 for the Company-sponsored plans. The average annual increase for medical inflation in the plan for the last three years has been above 9%. Health Benefit Act liabilities were assumed to have a 4.5% inflation rate for premium payments. The average annual premium increase over the last three years has been below 4.5% since premium increases are related only to increases in prices of medical benefits and do not include cost changes stemming from the use of more expensive treatments, changes in technology or the amount of care required. Because of the volatility of medical inflation it is likely that there will be future adjustments to these estimates, although the direction and extent of these adjustments cannot be predicted at the present time.

If the Company had assumed that the health care cost trend rates would be 100 basis points higher in each future year, the APBO for the coal-related retiree medical benefit plan would have been approximately $76 million higher at December 31, 2005 and the expense for 2005 would have been $3.8 million higher. If the Company had assumed that the future health care cost trend rate would be 100 basis points lower, the APBO would have been approximately $64 million lower at December 31, 2005 and the related 2005 expenses would have been $3.2 million lower.

Numbers of Participants (All Plans)

The valuations of all of these benefit plans are affected by the life expectancy of the participants. Accordingly, the Company relies on actuarial information to predict the number and life expectancy of participants. The Company uses the following mortality table for its major plans.

Plan                                          Mortality table
-----------------------------------------------------------------------
Retiree medical                    RP-2000 Combined Healthy Blue Collar
Black Lung                                  1983 Group Annuity
Health Benefit Act                            U.S. Life 79-81
U.S. pension                       RP-2000 Combined Healthy Blue Collar
=======================================================================


The 2005 number of participants by major plan are as follows:

Plan                                          Number of participants
-----------------------------------------------------------------------
   Coal-related                                     5,413
   All other                                        5,400
-----------------------------------------------------------------------
Total retiree medical                              10,813
Black Lung                                            805
Health Benefit Act - assigned beneficiaries (a)     2,140
U.S. pension                                       23,809
=======================================================================
(a)  In  addition  to  assigned  beneficiaries,   there  are  15,349  unassigned
     beneficiaries, of which approximately 10% are allocated to subsidiaries of the Company.


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

RECENT ACCOUNTING PRONOUNCEMENTS
================================================================================

Adopted Standards

In March 2005, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), an interpretation of SFAS 143, "Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143 includes a legal obligation associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. The Company has conditional asset retirement obligations primarily associated with leased facilities. The Company adopted FIN 47 on December 31, 2005 and recognized the following:

(In millions)
--------------------------------------------------------------------------------
Adjustment at December 31, 2005

Increase in assets (a):
   Leasehold improvements                                             $    3.8
   Noncurrent deferred income tax asset                                    0.9
-------------------------------------------------------------------------------
                                                                           4.7

Increase in liabilities - asset retirement obligations (b)               (10.1)
-------------------------------------------------------------------------------

Cumulative effect of change in accounting principle, net of tax (c)   $   (5.4)
===============================================================================
(a)  Includes $1.1 million of assets held for sale.

(b)  Includes $2.1 million of liabilities held for sale.

(c) Includes $1.0 million of cumulative effect of change in accounting principle, net of tax, related to BAX Global.


In July 2005 the FASB issued FASB Staff Position ("FSP") APB 18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion 18 upon a Loss of Significant Influence." FSP APB 18-1 requires an investor's proportionate share of an investee's equity adjustments for other comprehensive income to be offset against the carrying value of the investment at the time significant influence is lost. FSP APB 18-1 requires comparative financial statements be retrospectively adjusted to reflect the provisions of the FSP APB 18-1. The Company adopted FSP APB 18-1 on October 1, 2005. The carrying value (before the effect of FSP APB 18-1) of Brink's cost method investment that was previously accounted for under the equity method was $8.9 million at December 31, 2005 and 2004. Cumulative currency losses of $14.5 million at December 31, 2005 and 2004 were reclassified from accumulated other comprehensive loss and increased the carrying value of the Company's related investment to $23.4 million. This reclassification had no effect on net income.

Effective January 1, 2004, the Company adopted FASB Interpretation 46 (revised December 2003), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through a means other than voting rights. The implementation of this new standard did not have a material effect on the Company's results of operations or financial position.

Effective December 31, 2003, the Company adopted SFAS 132R, "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS 132R does not change the way liabilities are valued and expenses are calculated for those plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored plans, disclosures relating to plan asset investment policy and practices and disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans.

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The American Jobs Creation Act introduced a limited-time 85% dividends-received deduction on the repatriation of foreign earnings to U.S. taxpayers, provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. FSP FAS 109-2 was effective immediately and the required disclosures have been included in note 17 to the Company's consolidated financial statements.

Standards not yet adopted

In December 2004, the FASB issued SFAS 123R, "Share-Based Payment." SFAS 123R is a revision of SFAS 123 and supersedes APB 25. SFAS 123R eliminates the use of the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards. Compensation expense related to stock options that are subject to continued vesting upon retirement will be recognized over the period of employment up to the retirement-eligible date. The Company is required to adopt SFAS 123R effective January 1, 2006. SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, except that entities also are allowed to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123. The Company will apply the modified prospective method upon adoption of SFAS 123R.

Based on current estimates, the Company believes that it will record in continuing operations pretax expense of between $8 million and $10 million during 2006 for stock option grants issued under these plans. The actual 2006 expense will be different from the estimate because the number of options to be granted in 2006 and other variables assumed in estimating the fair value of the 2006 grants are not currently known. The Company believes that a significant portion of the estimated 2006 expense will be recorded in the third quarter.

Proposed Standards

In 2005, the FASB announced a project to consider changing the accounting model for pension plans that are currently accounted for under SFAS 87 and other postretirement benefit plans currently accounted for under SFAS 106. Phase I of the proposed rule modification is designed to address only balance sheet presentation of asset and liabilities, and Phase II of the proposed rule modification is designed to address how changes in the assets and liabilities are reflected in earnings. The principal effect of Phase I, as presently conceived, would be to require companies to record assets and liabilities on the balance sheet including the effect of actuarial and other gains and losses that are presently unrecognized under existing accounting guidance. Phase I is targeted to be in place by the end of 2006. Because the Company has significant pretax losses not recognized in equity ($331 million at December 31, 2005), the effect of the proposed new rule, as presently conceived, could materially reduce the reported equity of the Company upon adoption.

FORWARD-LOOKING INFORMATION
================================================================================

This document contains both historical and forward-looking information. Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," "may," "should" and similar expressions may identify forward-looking information. Forward-looking information in this document includes, but is not limited to, statements regarding use of proceeds from the sale of BAX Global, costs associated with indemnities and tax liabilities from the BAX Global sale, the expectation of significant ongoing expenses and cash outflows related to former coal operations, the creation of further valuation allowances and the reversal of valuation allowances, the realization of deferred tax assets, the anticipated effective tax rate for 2006, the expected reduction in U.S. retirement benefit plan expenses in 2006, Brink's ability to generate operating profit margins above 7% annually, variances in Brink's performance from period to period, possible insurance recoveries, expected annual cost savings from Brink's restructuring in Europe, the outcome of the issue relating to the non-payment of customs duties and value-added tax by a non-U.S. subsidiary of Brink's, Incorporated, the effect of the U.S. economy on BHS' performance, changes in the disconnect rate and related expenses at BHS, selective increases in BHS' monitoring prices, expectations regarding 2006 growth rates in subscribers, revenues and operating profit at BHS and expected lower operating profit margins at BHS for the first half of 2006. the impact of BHS' second monitoring center on expenses and future growth and productivity, the impact of freezing the U.S. defined benefit pension plan, the impact that the refusal of police departments to respond to calls from alarm companies without visual verification could have on BHS' results of operations, the duration and size of Legacy liabilities, anticipated changes in the estimated payments and expenses related to Legacy liabilities, expected coal-related tax benefits, the expectation that the Company will realize the benefit of net deferred tax assets, the estimated payout period for annual Combined Fund premiums, changes in payment requirements for unassigned beneficiaries under the Health Benefit Act and increases of the Company's obligations under the Health Benefit Act for this and other reasons, the decline over time of cash payments for black lung obligations, the satisfaction of the liability for the coal-related multi-employer plans, expected tax payments arising from the 2005 repatriation, the utilization of U.S. tax carryforwards, cash out flows arising from the changes to the 401(k) plan, the timing and amount of stock option expense related to the new accounting requirements, possible share repurchases, the possibility that Venezuela may be considered highly inflationary again, the possibility that Brink's Venezuela may be subject to less favorable exchange rates on dividend remittances, capital expenditures in 2006, expected utilization of additional debt, estimated contractual obligations for the next five years, the adequacy of sources of liquidity to meet the Company's near term requirements, the use of earnings from foreign subsidiaries and equity affiliates, the impact of exchange rates, the ability of the Company to provide letters of credit or other collateral to replace any surety bonds that are not renewed in the future, the use of the Letter of Credit Facility to replace surety bonds and other letters of credit, future contributions to and use of the VEBA, and expected investment returns on funds contributed to the VEBA, if any, the outcome of pending litigation, estimates for coal-related contingent liabilities, the possible need to replace a component used by BHS and the impact that replacing the component would have on BHS' financial condition and results of operations, the likelihood of losses due to non-performance by parties to hedging instruments, projected payments and expense for the primary U.S. pension plan and its expected long-term rate of return, possible pension plan contributions, the effectiveness of the Company's hedges, estimates of future reconnection experience at BHS and the impact of any change in estimates on BHS' impairment charges, estimated discount rates and expected returns on assets related to legacy liabilities, the Company's salary increase assumption, changes in the assumed level of inflation for a number of the Company's benefit plans, and the impact of recent proposals regarding changes to the accounting model for pension plans, involve forward-looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those that are anticipated.

These risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, strategic initiatives and acquisition opportunities, the Company's tax position and the tax impact of various possible uses of the proceeds from the BAX Global sale, decisions by the Company's Board of Directors, the satisfaction or waiver of limitations on the use of proceeds contained in various of the Company's financing arrangements, the demand for capital, the timing of the pass-through of costs by third parties and governmental authorities relating to the disposal of the coal assets, retirement decisions by mine workers, performance of the investments made by the multi-employer plans, estimates made by the multi-employer plans, the number of participants in the multi-employer plans and the cost to administer the plans, comparisons of hours worked by covered coal employees over the last five years versus industry averages, black lung claims incidence, the number of dependents of mine workers for whom benefits are provided, actual medical and legal expenses related to benefits, increases in the Company's shares of the unassigned obligations under the Health Benefit Act, the funding and benefit levels of multi-employer plans and pension plans, changes in inflation rates (including medical inflation) and interest rates, acquisitions and dispositions made by the Company in the future, the ability of the operations to identify losses as relating to Hurricane Katrina and positions taken by insurers, the financial condition of the insurers, the willingness of BHS' customers to absorb price increases and the actions of BHS' competitors, BHS' ability to maintain subscriber growth and return to a lower disconnect rate, costs associated with BHS' new facility, the ability of BHS to hire and retain high quality employees at reasonable costs in Knoxville, the return to profitability of operations in jurisdictions where the Company has recorded valuation adjustments, the ability of Brink's competitors to provide safe and reliable service at a lesser cost, Brink's ability to cost effectively match customer demand with appropriate resources, Brink's loss experience, changes in insurance costs, Brink's ability to integrate recent acquisitions, the performance of Brink's European operations and the effect of recent restructuring efforts, the input of governmental authorities regarding the non-payment of customs duties and value-added tax, the ability of the home security industry to dissuade law enforcement and municipalities from refusing to respond to alarms, the willingness of BHS' customers to pay for private response personnel or other alternatives to police responses to alarms, the amount of work performed by third parties in connection with the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the demand for capital by the Company and the availability of such capital, the cash, debt and tax position and growth needs of the Company, the funding of and accounting for the VEBA, the determination of taxes owed from the BAX Global sale and offsets to these taxes in addition to the Company's tax credit carryforwards, the stability of the Venezuelan economy and changes in Venezuelan policy regarding exchange rates for dividend remittances, discovery of new facts relating to civil suits, the addition of claims or changes in relief sought by adverse parties, changes in the scope or method of remediation or monitoring, the decision to require the replacement of the component used by BHS, the timing of any such replacement and the costs associated therewith, payments received by BHS from the third party that sold the component to BHS, the financial condition of that third party, the ability of BHS to complete new installations and respond to other service calls during the time allotted to replace the component, the nature of the Company's hedging relationships, the financial performance of the Company, overall economic and business conditions, foreign currency exchange rates, changes in assumptions underlying the Company's critical accounting policies, as more fully described in the section "Application of Critical Accounting Policies" but including, the likelihood that net deferred tax assets will be realized, discount rates, expectations of future performance, the timing of deductibility of expenses, estimated reconnection experience at BHS, anticipated return on assets, projections regarding the number of participants in and beneficiaries of the Company's employee and retiree benefit plans, inflation, and the promulgation and adoption of new accounting standards and interpretations, including FIN 47, FSP APB 18-1, FASB Interpretation 46, and SFAS 123R, mandatory or voluntary pension plan contributions, the impact of continuing initiatives to control costs and increase profitability, pricing and other competitive industry factors, fuel prices, new government regulations, legislative initiatives, judicial decisions, variations in costs or expenses and the ability of counterparties to perform.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
================================================================================

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment,
management   used  the  criteria  set  forth  by  the  Committee  of  Sponsoring
Organizations of the Treadway Commission (COSO) in "Internal Control - Integrated Framework". Based on our assessment, we believe that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, has been audited by KPMG LLP, the independent registered public accounting firm which also audited the Company's consolidated financial statements. KPMG's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 75 hereof.

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
================================================================================

The Board of Directors and Shareholders
The Brink's Company

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls over Financial Reporting, that The Brink's Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Brink's Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that The Brink's Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in "Internal Control - Integrated Framework" issued by COSO. Also, in our opinion, The Brink's Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control - Integrated Framework" issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Brink's Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 7, 2006, expressed an unqualified opinion on those consolidated financial statements.


KPMG LLP
Richmond, Virginia
March 7, 2006

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
================================================================================

The Board of Directors and Shareholders
The Brink's Company

We have audited the accompanying consolidated balance sheets of The Brink's Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Brink's Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for conditional asset retirement obligations in 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2006, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


KPMG LLP
Richmond, Virginia
March 7, 2006

                               THE BRINK'S COMPANY
                                and subsidiaries

                           Consolidated Balance Sheets
================================================================================




                                                                                December 31,
(In millions, except per share amounts)                                  2005                 2004
----------------------------------------------------------------------------------------------------

                                 ASSETS

Current assets:
   Cash and cash equivalents                                      $      96.2                 169.0
   Accounts receivable, (net of estimated uncollectible
     amounts:  2005 - $11.3;  2004 - $26.7)                             419.1                 749.5
   Prepaid expenses and other current assets                             36.0                  58.1
   Deferred income taxes                                                174.0                 116.0
   Assets held for sale                                                 976.5                   -
----------------------------------------------------------------------------------------------------
       Total current assets                                           1,701.8               1,092.6

Property and equipment, net                                             867.4                 914.0
Goodwill                                                                103.8                 259.6
Deferred income taxes                                                   196.9                 234.7
Other                                                                   167.0                 191.8
----------------------------------------------------------------------------------------------------

       Total assets                                               $   3,036.9               2,692.7
====================================================================================================


                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term borrowings                                          $      25.5                  27.5
   Current maturities of long-term debt                                  35.5                  35.1
   Accounts payable                                                     118.8                 357.0
   Accrued liabilities                                                  454.6                 612.5
   Liabilities held for sale                                            491.4                   -
----------------------------------------------------------------------------------------------------
       Total current liabilities                                      1,125.8               1,032.1

Long-term debt                                                          251.9                 181.6
Accrued pension costs                                                   170.0                 117.0
Postretirement benefits other than pensions                             304.8                 331.2
Deferred revenue                                                        150.7                 139.5
Deferred income taxes                                                    18.8                  26.0
Other                                                                   177.4                 176.8
----------------------------------------------------------------------------------------------------
       Total liabilities                                              2,199.4               2,004.2


Commitments and contingent liabilities (notes 4, 5, 12, 14, 17 and 22)

Shareholders' equity:
   Common stock, par value $1 per share:
     Shares authorized: 100.0
     Shares issued and outstanding: 2005 - 58.7; 2004 - 56.7             58.7                  56.7
   Capital in excess of par value                                       530.6                 457.4
   Retained earnings                                                    488.0                 352.9
   Employee benefits trust, at market value:
     Shares not allocated to employees: 2005 - 1.2; 2004 - 1.1          (55.2)                (44.9)
   Accumulated other comprehensive income (loss):
     Minimum pension liabilities                                       (151.6)               (129.9)
     Foreign currency translation                                       (33.7)                 (3.7)
     Unrealized gains on marketable securities                            0.7                   -
----------------------------------------------------------------------------------------------------
       Accumulated other comprehensive loss                            (184.6)               (133.6)
----------------------------------------------------------------------------------------------------

       Total shareholders' equity                                       837.5                 688.5
----------------------------------------------------------------------------------------------------

       Total liabilities and shareholders' equity                 $   3,036.9               2,692.7
====================================================================================================


See accompanying notes to consolidated financial statements.

                               THE BRINK'S COMPANY
                                and subsidiaries

                      Consolidated Statements of Operations
================================================================================



                                                                              Years Ended December 31,
(In millions, except per share amounts)                                   2005           2004         2003
-------------------------------------------------------------------------------------------------------------

Revenues                                                             $  2,549.0        2,277.5      1,999.4

Expenses:

Operating expenses                                                      2,041.8        1,790.7      1,591.7
Selling, general and administrative expenses                              406.8          360.5        332.4
-------------------------------------------------------------------------------------------------------------
   Total expenses                                                       2,448.6        2,151.2      1,924.1
Other operating income, net                                                15.0           11.1         22.0
-------------------------------------------------------------------------------------------------------------

Operating profit                                                          115.4          137.4         97.3

Interest expense                                                          (18.6)         (20.8)       (23.6)
Interest and other income, net                                              9.3            7.9          9.0
Minority interest                                                         (14.3)         (12.4)        (8.4)
-------------------------------------------------------------------------------------------------------------
   Income from continuing operations before income taxes                   91.8          112.1         74.3
Provision for income taxes                                                 49.5           40.6         36.4
-------------------------------------------------------------------------------------------------------------

Income from continuing operations                                          42.3           71.5         37.9

Income (loss) from discontinued operations, net of income taxes           105.5           50.0         (8.5)
-------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle         147.8          121.5         29.4
Cumulative effect of change in accounting principle, net of income taxes   (5.4)           -            -
-------------------------------------------------------------------------------------------------------------

Net income                                                           $    142.4          121.5         29.4
=============================================================================================================

Earnings per common share

Basic:
    Continuing operations                                            $     0.75          1.31           0.71
    Discontinued operations                                                1.88          0.92          (0.16)
    Cumulative effect of change in accounting principle                   (0.10)         -               -
-------------------------------------------------------------------------------------------------------------
      Net income                                                     $     2.53          2.23           0.55
=============================================================================================================

Diluted:
    Continuing operations                                            $     0.74          1.29           0.71
    Discontinued operations                                                1.85          0.91          (0.16)
    Cumulative effect of change in accounting principle                   (0.09)           -              -
-------------------------------------------------------------------------------------------------------------
      Net income                                                     $     2.50          2.20           0.55
=============================================================================================================

Weighted-average common shares outstanding
    Basic                                                                  56.3           54.6         53.1
    Diluted                                                                57.0           55.3         53.2
=============================================================================================================

See accompanying notes to consolidated financial statements.

As discussed in note 1, the Company adopted FIN 47 during 2005 on a cumulative basis as of December 31, 2005 resulting in a change in the Company's method of accounting for conditional asset retirement obligations. Pro forma amounts, assuming the new method of accounting for conditional retirement obligations was applied retroactively, are presented in note 1.

                               THE BRINK'S COMPANY
                               and subsidiaries

                 Consolidated Statements of Comprehensive Income
================================================================================



                                                                                         Years Ended December 31,
(In millions)                                                                       2005           2004         2003
----------------------------------------------------------------------------------------------------------------------
Net income                                                                       $  142.4          121.5         29.4

Other comprehensive income (loss):
    Minimum pension liability adjustments:
      Adjustments to minimum pension liability                                      (33.3)          (9.2)        27.1
      Tax benefit (expense) related to minimum pension liability adjustment          11.6            1.4        (12.0)
----------------------------------------------------------------------------------------------------------------------
      Minimum pension liability adjustments, net of tax                             (21.7)          (7.8)        15.1
----------------------------------------------------------------------------------------------------------------------

    Foreign currency:
      Translation adjustments arising during the year                               (32.3)          25.7         47.0
      Reclassification of translation losses upon changing to cost
        method accounting for investment                                                -           14.5            -
      Tax benefit related to translation adjustments                                  2.3            0.9            -
      Reclassification adjustment for losses included in net income                     -            0.8          0.9
----------------------------------------------------------------------------------------------------------------------
      Foreign currency translation adjustments, net of tax                          (30.0)          41.9         47.9
----------------------------------------------------------------------------------------------------------------------

    Cash flow hedges:
      Unrealized net gains on cash flow hedges arising during the year                  -            2.6          2.4
      Tax expense related to unrealized net gains on cash flow hedges                   -           (0.9)        (0.7)
      Reclassification adjustment for net losses (gains) realized in net income         -           (2.8)         5.2
      Tax expense (benefit) related to net losses (gains) realized in net income        -            1.0         (1.6)
----------------------------------------------------------------------------------------------------------------------
      Unrealized net gains (losses) on cash flow hedges, net of tax                     -           (0.1)         5.3
----------------------------------------------------------------------------------------------------------------------

    Marketable securities:
      Unrealized net gains on marketable securities arising during the year           1.2            0.1          4.4
      Tax expense related to unrealized net gains on marketable securities           (0.4)             -         (1.5)
      Reclassification adjustment for net losses (gains) realized in net income      (0.2)          (4.3)         0.2
      Tax expense (benefit) related to net losses (gains) realized in net income      0.1            1.5         (0.1)
----------------------------------------------------------------------------------------------------------------------
      Unrealized net gains (losses) on marketable securities, net of tax              0.7           (2.7)         3.0
----------------------------------------------------------------------------------------------------------------------

Other comprehensive income (loss)                                                   (51.0)          31.3         71.3
----------------------------------------------------------------------------------------------------------------------

Comprehensive income                                                             $   91.4          152.8        100.7
======================================================================================================================

See accompanying notes to consolidated financial statements

                               THE BRINK'S COMPANY
                                and subsidiaries

                 Consolidated Statements of Shareholders' Equity
================================================================================

Years Ended December 31, 2005, 2004 and 2003



                                                        Capital                           Accumulated
                                                       in Excess              Employee       Other
                                            Common      of Par     Retained   Benefits   Comprehensive
(In millions)                                Stock       Value     Earnings     Trust        Loss       Total
--------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002              54.3       383.0       213.1      (33.0)       (236.2)     381.2

Net income                                    -           -          29.4        -             -         29.4
Other comprehensive income                    -           -           -          -            71.3       71.3
Common stock dividends ($0.10 per share)      -           -          (5.3)       -             -         (5.3)
Employee benefits trust:
   Remeasurement                              -          (0.1)        -          0.1           -          -
   Distributions for benefit programs         -          (0.1)        -         18.9           -         18.8
Tax benefit of stock options exercised        -           0.2         -          -             -          0.2
--------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2003              54.3       383.0       237.2      (14.0)       (164.9)     495.6

Net income                                    -           -         121.5        -             -        121.5
Other comprehensive income                    -           -           -          -            31.3       31.3
Common stock dividends ($0.10 per share)      -           -          (5.4)       -             -         (5.4)
Retire shares of common stock                (0.1)       (0.2)       (0.4)       -             -         (0.7)
Employee benefits trust:
   Shares issued to trust                     2.5        58.9         -        (61.4)          -          -
   Remeasurement                              -          28.7         -        (28.7)          -          -
   Distributions for benefit programs         -         (17.7)        -         59.2           -         41.5
Tax benefit of stock options exercised        -           4.7         -          -             -          4.7
--------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2004              56.7       457.4       352.9      (44.9)       (133.6)     688.5

Net income                                    -           -         142.4        -             -        142.4
Other comprehensive loss                      -           -           -          -           (51.0)     (51.0)
Common stock dividends ($0.10 per share)      -           -          (5.5)       -             -         (5.5)
Retire shares of common stock                (0.1)       (2.1)       (1.8)       -             -         (4.0)
Employee benefits trust:
   Shares issued to trust                     2.1        65.0         -        (67.1)          -          -
   Remeasurement                              -          22.5         -        (22.5)          -          -
   Distributions for benefit programs         -         (27.3)        -         79.3           -         52.0
Tax benefit of stock options exercised        -          15.1         -          -             -         15.1
--------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2005        $     58.7       530.6       488.0      (55.2)       (184.6)     837.5
==============================================================================================================

See accompanying notes to consolidated financial statements

                               THE BRINK'S COMPANY
                                and subsidiaries

                      Consolidated Statements of Cash Flows
================================================================================


                                                                                       Years Ended December 31,
(In millions)                                                                       2005         2004           2003
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:

Net income                                                                       $  142.4          121.5         29.4
Adjustments to reconcile net income to net cash provided by operating activities:
   (Income) loss from discontinued operations                                      (105.5)         (50.0)         8.5
   Cumulative effect of change in accounting principle                                5.4            -            -
   Depreciation and amortization                                                    149.3          133.2        121.0
   Impairment charges from subscriber disconnects                                    45.2           38.4         34.3
   Amortization of deferred revenue                                                 (29.5)         (26.1)       (25.0)
   Impairment of other long-lived assets                                              1.3            0.3          -
   Deferred income taxes                                                             11.8            8.6          2.9
   Provision for uncollectible accounts receivable                                    3.6            4.2          3.5
   Other operating, net                                                              15.8           16.9          3.4
   Postretirement benefit funding (more) less than expense:
     Pension                                                                         38.0           14.3         (1.9)
     Other than pension                                                             (11.5)         (61.8)         8.3
   Change in operating assets and liabilities, net of effects of acquisitions:
     Accounts receivable                                                            (42.2)         (16.0)        17.7
     Accounts payable and accrued liabilities                                        16.8           26.0          2.2
     Deferred subscriber acquisition cost                                           (22.9)         (19.5)       (18.4)
     Deferred revenue from new subscribers                                           40.7           34.6         28.2
     Other, net                                                                       1.1            7.3         10.1
   Discontinued operations, net                                                      54.2           53.0         79.5
----------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                      314.0          284.9        303.7
----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

Capital expenditures                                                               (271.7)        (194.9)      (179.1)
Cash proceeds from:
   Disposal of former natural resource interests                                      5.0           28.6        119.4
   Disposal of other property and equipment                                           3.8            8.8         17.4
   Monetization of notes receivable and royalty agreement related to sale of
     former coal operations                                                             -              -         26.0
Acquisitions                                                                        (53.2)         (14.8)        (7.2)
Contributions to Voluntary Employees' Beneficiary Association trust                     -              -        (82.0)
Other, net                                                                           (6.3)          (1.1)        (0.8)
Discontinued operations, net                                                        (72.8)         (49.1)       (55.9)
----------------------------------------------------------------------------------------------------------------------
     Net cash used by investing activities                                         (395.2)        (222.5)      (162.2)
----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

Long-term debt:
   Additions                                                                        211.9           89.5         80.1
   Repayments                                                                      (139.3)        (118.4)      (180.0)
Short-term borrowings (repayments), net                                              14.0           (7.9)       (14.3)
Proceeds from exercise of stock options                                              28.3           24.2          1.7
Dividends                                                                            (5.5)          (5.4)        (5.3)
Dividends to minority interest holders in subsidiaries                               (6.7)          (4.8)        (2.9)
Other, net                                                                           (1.4)          (1.8)        (0.6)
Discontinued operations, net                                                         (7.7)          (2.3)        (4.6)
----------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by financing activities                                93.6          (26.9)      (125.9)
----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                              (6.6)           4.8         10.8
----------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                             5.8           40.3         26.4
Cash and cash equivalents included in assets held for sale                          (78.6)             -            -
Cash and cash equivalents at beginning of year                                      169.0          128.7        102.3
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $   96.2          169.0        128.7
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                               THE BRINK'S COMPANY
                                and subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

Note 1 - Summary of Significant Accounting Policies
================================================================================


Basis of Presentation

The Brink's Company (along with its subsidiaries, the "Company") conducts business in the security industry, through two wholly owned subsidiaries:

        o  Brink's, Incorporated ("Brink's")
        o  Brink's Home Security, Inc. ("BHS")

In November 2005, the Company's Board of Directors approved the sale of BAX Global Inc. ("BAX Global"), a wholly owned freight and transportation subsidiary of the Company. Accordingly, BAX Global's results of operations have been reported as discontinued operations for all periods presented. BAX Global's assets and liabilities in 2005 have been classified as held for sale. In January 2006, the Company sold BAX Global for $1.1 billion in cash, subject to final sales price adjustments. In prior years, the Company sold its natural resource businesses and interests, and the results of these operations have also been reported as discontinued operations. The Company has significant liabilities associated with its former coal operations and expects to have significant ongoing expenses and cash outflows related to these obligations. See note 5.

Principles of Consolidation
The consolidated financial statements include the accounts of The Brink's Company and the subsidiaries it controls. Control is determined based on ownership rights or, when applicable, based on whether the Company is considered the primary beneficiary of a variable interest entity. The Company's interest in 20%- to 50%-owned companies that are not controlled are accounted for using the equity method ("equity affiliates"), unless the Company does not sufficiently influence the management of the investee. Other investments are accounted for as cost-method investments or as available-for-sale marketable securities. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition
Brink's. Revenue is recognized when services are performed. Services related to armored car transportation, ATM servicing, cash logistics and coin sorting and wrapping are performed in accordance with the terms of customer contracts, which have contract prices that are fixed and determinable. Brink's assesses the customer's ability to meet the contractual terms, including payment terms, before entering into contracts. Customer contracts are automatically extended after the initial contract period until either party terminates the agreement.

BHS. Monitoring revenues are recognized monthly as services are provided pursuant to the terms of subscriber contracts, which have contract prices that are fixed and determinable. BHS assesses the subscriber's ability to meet the contract terms, including payment terms, before entering into the contract. Nonrefundable installation revenues and a portion of the related direct costs of acquiring new subscribers (primarily sales commissions) are deferred and recognized over an estimated 15 year subscriber relationship period. When an installation is identified for disconnection, any unamortized deferred revenues and deferred costs related to that installation are recognized at that time.

BAX Global. Revenues related to transportation services are recognized, together with related variable transportation costs, on the date shipments depart from facilities en route to destination locations. BAX Global and its customer agree to the terms of the shipment, including pricing, prior to shipment. Pricing terms are fixed and determinable, and BAX Global only agrees to shipments when it believes that the collectibility of related billings is reasonably assured. Export freight service revenues are shared among the origin and destination countries.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

Trade Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses on the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience using industry and customer specific data. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Through December 15 2005, the Company had an accounts receivable securitization program (described in note
13). Transfers of receivables under this program were accounted for as a sale.

Property and Equipment
Purchased  property  and  equipment  are  recorded  at  cost.   Depreciation  is
calculated principally on the straight-line method based on the estimated useful lives of individual assets or classes of assets.

Leased property and equipment meeting capital lease criteria are capitalized at the present value of the related lease payments. Amortization is calculated on the straight-line method based on the lease term.

Leasehold improvements are recorded at cost. Amortization is calculated principally on the straight-line method over the lesser of the estimated useful life of the leasehold improvement or lease term. Renewal periods are included in the lease term when the renewal is determined to be reasonably assured.

Estimated Useful Lives (a)                                              Years
--------------------------------------------------------------------------------
Buildings                                                            10 to 25
Building leasehold improvements                                       3 to 10
Security systems                                                           15
Vehicles                                                              3 to 12
Capitalized software                                                   3 to 6
Other machinery and equipment                                         3 to 20
Machinery and equipment leasehold improvements                        3 to 10
================================================================================
(a)  Excludes BAX Global.

Expenditures for routine maintenance and repairs on property and equipment, including aircraft, are charged to expense. Major renewals, betterments and modifications are capitalized and amortized over the lesser of the remaining life of the asset or, if applicable, lease term. Scheduled air time and periodic engine overhaul cost are capitalized when incurred and amortized over flying time to the next scheduled maintenance date.

BHS retains ownership of most security systems installed at subscriber locations. Costs for those systems are capitalized and depreciated over the estimated lives of the assets. Costs capitalized as part of security systems include equipment and materials used in the installation process, direct labor required to install the equipment at subscriber sites, and other costs associated with the installation process. These other costs include the cost of vehicles used for installation purposes and the portion of telecommunication, facilities and administrative costs incurred primarily at BHS' branches that are associated with the installation process. In 2005, direct labor and other costs represented approximately 68% of the amounts capitalized, while equipment and materials represented approximately 32% of amounts capitalized. In addition to regular straight-line depreciation expense each period, the Company charges to expense the carrying value of security systems estimated to be permanently disconnected based on each period's actual disconnects and historical reconnection experience.

Part of the costs related to the development or purchase of internal-use software is capitalized and amortized over the estimated useful life of the software. Costs that are capitalized include external direct costs of materials and services to develop or obtain the software, and internal costs, including compensation and employee benefits for employees directly associated with a software development project.

Goodwill and Other Intangible Assets
Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Intangibles assets arising from business acquisitions include covenants not to compete, customer lists and other identifiable intangibles. Intangible assets that are subject to amortization have average remaining useful lives ranging from 1 to 8 years and are amortized primarily on a straight-line basis.

Impairment of Long-Lived Assets
Goodwill is tested for impairment at least annually by comparing the carrying value of the reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected future cash flows. The Company completed goodwill impairment tests during each of the last three years with no impairment charges required.

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

Long-lived assets held for sale are carried at the lower of carrying value or fair value less cost to sell. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.

Investments Held by VEBA Trust
Prior to January 1, 2004, the Company accounted for investments held by its Voluntary Employees' Beneficiary Association trust ("VEBA") as available-for-sale marketable securities and unrealized gains and losses were recognized in other comprehensive income (loss) and realized gains and losses were recognized in earnings. Realized gains and losses were computed based on the average cost method.

Effective January 1, 2004, the Company restricted the use of the assets held by its VEBA to pay only obligations of its coal-related retiree medical plan and, accordingly, began accounting for the VEBA as a plan asset. Since January 1, 2004, the VEBA is reflected as a direct offset to the liability within postretirement benefits other than pensions on the Company's balance sheet. With the restriction in the use of the VEBA, an unrealized net gain of $4.4 million was recognized in 2004 within interest and other income, net.

Share-Based Compensation
The Company accounts for share-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company grants stock options with an exercise price equal to the market price of the stock on the date of grant and, as a result, the Company has not recognized any compensation expense related to its stock option plans.

Had compensation costs for the Company's stock option plans been determined based on the fair value of awards at the grant dates consistent with the optional recognition provision of SFAS 123, "Accounting for Stock Based Compensation," net income and net income per share would have been the pro forma amounts indicated below:



                                                                  Years Ended December 31,
(In millions, except per share amounts)                         2005        2004       2003
--------------------------------------------------------------------------------------------
Net income
   As reported                                             $   142.4       121.5       29.4
   Less share-based compensation expense determined under
     the fair value method, net of related tax effects          (4.1)       (3.6)      (4.7)
--------------------------------------------------------------------------------------------
   Pro forma                                               $   138.3       117.9       24.7
============================================================================================

Net income per share
   Basic, as reported                                      $    2.53        2.23       0.55
   Basic, pro forma                                             2.46        2.16       0.47
   Diluted, as reported                                    $    2.50        2.20       0.55
   Diluted, pro forma                                           2.43        2.13       0.46
============================================================================================


In these tables, the fair value of each stock option grant is estimated at the time of grant using the Black-Scholes option-pricing model. If a different option-pricing model had been used, results may have been different. The fair value of options that vest entirely at the end of a fixed period, generally three years, is estimated using a single option approach and amortized on a straight line basis over the total vesting period. The fair value of options that vest ratably over three years is estimated using a multiple-option approach and amortized on a straight-line basis over each separate vesting period. Forfeitures are recognized when they occur.

The assumptions used and the resulting weighted-average grant-date estimates of fair value for options granted are as follows:

                                                        Years Ended December 31,
                                                 2005       2004            2003
--------------------------------------------------------------------------------

Options granted
   In millions                                    0.7        0.9            0.6
   Weighted-average exercise price per share  $ 35.95      31.88          15.24

Weighted-average assumptions

   Expected dividend yield                        0.4%       0.5%           0.5%
   Expected volatility                             34%        32%            37%
   Risk-free interest rate                        3.8%       3.3%           2.3%
   Expected term (in years)                       4.1        3.8            4.0

Fair value estimates

   In millions                                $   7.8        8.3            3.0
   Weighted-average per share                 $ 11.21       8.84           4.69
================================================================================


Postretirement Benefits Other Than Pensions
The Company has postretirement benefit obligations other than pensions provided under Company-sponsored plans. In addition, the Company is obligated to pay premiums to the United Mine Workers Association Combined Benefit Fund (the "Combined Fund") pursuant to rules established by the Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") as further discussed in note 4.

Postretirement benefits for Company-sponsored plans are accounted for in accordance with SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires employers to accrue the cost of retirement benefits during the period of employees' service with the Company. Actuarial gains and losses are deferred. The portion of the deferred gains or losses that exceeds 10% of the greater of the accumulated postretirement benefit obligation or plan assets at the beginning of the year is amortized into earnings over the average remaining life expectancy for inactive participants.

Postretirement benefit obligations to the Combined Fund are recorded as a liability when they are probable and estimable in accordance with Emerging Issues Task Force ("EITF") 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992."

Income Taxes
Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been reported in different years for financial statement purposes than tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse. Management periodically reviews recorded deferred tax assets to determine if it is more-likely-than-not they will be realized. If management determines it is not more-likely-than-not a deferred tax asset will be realized, an offsetting valuation allowance is recorded, reducing earnings and the deferred tax asset in that period.

Foreign Currency Translation
The Company's consolidated financial statements are reported in U.S. dollars. A substantial amount of the Company's business is transacted in other currencies due to the large number of countries in which the Company operates. In addition, the Company's foreign subsidiaries maintain their records primarily in the currency of the country within which they operate. Accordingly, income, expense and balance sheet values must be translated into U.S. dollars. The value of assets and liabilities of foreign subsidiaries are translated into U.S. dollars using rates of exchange at the balance sheet date and resulting cumulative translation adjustments are recorded in other comprehensive income (loss). Revenues and expenses are translated at rates of exchange in effect during the year. Transaction gains and losses and translation adjustments relating to subsidiaries in countries with highly inflationary economies are included in net income. No subsidiaries operated in highly inflationary economies for the three years ended December 31, 2005.

Derivative Instruments and Hedging Activities
All derivative instruments are recorded in the consolidated balance sheets at fair value. If the derivative has been designated as a cash flow hedge, changes in the fair value are recognized in other comprehensive income (loss) until the hedged transaction is recognized in earnings.

Concentration of Credit Risks
Financial instruments which potentially subject the Company to concentrations of credit risks are principally cash and cash equivalents and accounts receivables. Cash and cash equivalents are held by major financial institutions. The Company routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Company's concentration of risk with respect to accounts receivable.

Use of Estimates
In accordance with U.S. generally accepted accounting principles ("GAAP"), management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Actual results could differ materially from those estimates. The most significant estimates used by management are related to goodwill and other long-lived assets, pension and other postretirement benefit obligations, and deferred tax assets.

Reclassifications
Certain prior-year amounts have been reclassified to conform to the current year's financial statement presentation and to reflect the retrospective adoption of certain accounting standards, discussed below.

New Accounting Standards

Adopted Standards
In March 2005, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), an interpretation of SFAS 143, "Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143 includes a legal obligation associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. The Company has conditional asset retirement obligations primarily associated with leased facilities. The Company adopted FIN 47 on December 31, 2005 and recognized the following:

(In millions)
-------------------------------------------------------------------------------
Adjustment at December 31, 2005

Increase in assets (a):
   Leasehold improvements                                             $    3.8
   Noncurrent deferred income tax asset                                    0.9
-------------------------------------------------------------------------------
                                                                           4.7

Increase in liabilities - asset retirement obligations (b)               (10.1)
-------------------------------------------------------------------------------

Cumulative effect of change in accounting principle, net of tax (c)   $   (5.4)
===============================================================================
(a)  Includes $1.1 million of assets held for sale.

(b)  Includes $2.1 million of liabilities held for sale.

(c) Includes $1.0 million of cumulative effect of change in accounting principle, net of tax, related to BAX Global.


If the Company had adopted FIN 47 on January 1, 2003 income from continuing operations and net income, and the respective per share amounts, would have been the following on a pro forma basis in the three years ended 2005.


                                                                                Years Ended December 31,
(In millions)                                                            2005             2004              2003
-----------------------------------------------------------------------------------------------------------------
Net income, as reported                                             $   142.4            121.5              29.4
Add back cumulative effect                                                5.4                -                 -
Less total depreciation and interest accretion expense, net of tax       (1.6)            (1.0)             (1.0)
-----------------------------------------------------------------------------------------------------------------

Pro forma net income                                                $   146.2            120.5              28.4
=================================================================================================================

Net income per common share:

Basic:
    As reported                                                     $    2.53             2.23              0.55
    Pro forma                                                            2.60             2.21              0.54

Diluted:
    As reported                                                     $    2.50             2.20              0.55
    Pro forma                                                            2.57             2.18              0.53
-----------------------------------------------------------------------------------------------------------------


The pro forma amounts were measured using the same information, assumptions and interest rates used to measure the liability for conditional asset retirement obligations recognized upon adoption of FIN 47.

In July 2005 the FASB issued FASB Staff Position ("FSP") APB 18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion 18 upon a Loss of Significant Influence." FSP APB 18-1 requires an investor's proportionate share of an investee's equity adjustments for other comprehensive income to be offset against the carrying value of the investment at the time significant influence is lost. FSP APB 18-1 requires comparative financial statements be retrospectively adjusted to reflect the provisions of the FSP APB 18-1. The Company adopted FSP APB 18-1 on October 1, 2005. The carrying value (before the effect of FSP APB 18-1) of Brink's cost method investment that was previously accounted for under the equity method was $8.9 million at December 31, 2005 and 2004. Cumulative currency losses of $14.5 million at December 31, 2005 and 2004 were reclassified from accumulated other comprehensive loss and increased the carrying value of the Company's related investment to $23.4 million. This reclassification had no effect on net income.

Effective January 1, 2004, the Company adopted FASB Interpretation 46 (revised December 2003), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through a means other than voting rights. The implementation of this new standard did not have a material effect on the Company's results of operations or financial position.

Effective December 31, 2003, the Company adopted SFAS 132R, "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS 132R does not change the way liabilities are valued and expenses are calculated for those plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored plans, disclosures relating to plan asset investment policy and practices and disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans.

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The American Jobs Creation Act introduced a limited-time 85% dividends-received deduction on the repatriation of foreign earnings to U.S. taxpayers, provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. FSP FAS 109-2 was effective immediately and the required disclosures have been included in note 17 to the Company's consolidated financial statements.

Standards not yet adopted
In December 2004, the FASB issued SFAS 123R, "Share-Based Payment." SFAS 123R is a revision of SFAS 123 and supersedes APB 25. SFAS 123R eliminates the use of the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards. Compensation expense related to stock options that are subject to continued vesting upon retirement will be recognized over the period of employment up to the retirement-eligible date. The Company is required to adopt SFAS 123R effective January 1, 2006. SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, except that entities also are allowed to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123. The Company will apply the modified prospective method upon adoption of SFAS 123R.

Based on current estimates, the Company believes that it will record in continuing operations pretax expense of between $8 million and $10 million during 2006 for stock option grants issued under these plans. The actual 2006 expense will be different from the estimate because the number of options to be granted in 2006 and other variables assumed in estimating the fair value of the 2006 grants are not currently known. The Company believes that a significant portion of the estimated 2006 expense will be recorded in the third quarter.

Note 2 - Segment Information
================================================================================

The Company conducts business in two operating segments: Brink's and BHS. These reportable segments are identified by the Company based on how resources are allocated and operating decisions are made. Management evaluates performance and allocates resources based on operating profit or loss, excluding corporate allocations. In November 2005, the Company's board of directors approved the sale of BAX Global, a wholly owned freight transportation subsidiary of the Company. Accordingly, BAX Global's results of operations have been reported as discontinued operations for all periods presented and are not included in 2005 revenues and operating profit segment information. Discontinued operations are discussed in note 5. BAX Global's assets and liabilities have been classified as held for sale on the Company's consolidated balance sheet for 2005. In January 2006, the Company sold BAX Global.

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


                                                      Revenues                       Operating Profit
-------------------------------------------------------------------------------------------------------------
                                              Years Ended December 31,            Years Ended December 31,
(In millions)                                2005       2004     2003           2005       2004        2003
-------------------------------------------------------------------------------------------------------------
Business Segments

Brink's                                 $  2,156.9    1,931.9   1,689.0       $  111.9      144.7      112.5
BHS                                          392.1      345.6     310.4           87.4       80.8       71.2
-------------------------------------------------------------------------------------------------------------
  Business Segments                       2,549.0     2,277.5   1,999.4          199.3      225.5      183.7
Corporate                                      -          -         -            (44.7)     (42.2)     (27.3)
Gain on sale of equity interest                -          -         -              -          -         10.4
Former coal operations                         -          -         -            (39.2)     (45.9)     (69.5)
-------------------------------------------------------------------------------------------------------------
                                        $  2,549.0    2,277.5   1,999.4       $  115.4      137.4       97.3
=============================================================================================================




                                                Capital Expenditures          Depreciation and Amortization
-----------------------------------------------------------------------------------------------------------
                                              Years Ended December 31,         Years Ended December 31,
(In millions)                                 2005       2004    2003           2005       2004       2003
-----------------------------------------------------------------------------------------------------------
Business Segments

Brink's                                 $    109.0       76.2    80.9       $   87.3       79.1       69.4
BHS                                          162.2      117.6    98.0           49.1       42.9       40.1
Corporate                                      0.5        1.1     0.2            0.7        0.7        2.5
-----------------------------------------------------------------------------------------------------------
   Property and equipment                    271.7      194.9   179.1          137.1      122.7      112.0
Amortization of BHS deferred subscriber
   acquisition costs                           -          -       -              9.0        8.6        7.8
Amortization of Brink's intangible assets      -          -       -              3.2        1.9        1.2
-----------------------------------------------------------------------------------------------------------
                                        $    271.7      194.9   179.1       $  149.3      133.2      121.0
===========================================================================================================


                                                                                       Assets
-----------------------------------------------------------------------------------------------------------
                                                                                   December 31,
(In millions)                                                             2005         2004           2003
-----------------------------------------------------------------------------------------------------------
Business Segments

Brink's                                                                $1,096.7      1,055.7         945.2
BHS                                                                       585.1        440.6         410.9
-----------------------------------------------------------------------------------------------------------
  Business Segments                                                     1,681.8      1,496.3       1,356.1
BAX Global                                                                976.5        839.7         763.1
Former natural resource operations and interests:
   Net deferred tax assets                                                255.1        230.1         228.0
   Other residual coal assets                                              34.2         25.3          50.4
Corporate:
   VEBA (see note 1)                                                        -            -           105.2
   Other and eliminations                                                  89.3        101.3          45.8
-----------------------------------------------------------------------------------------------------------
                                                                       $3,036.9      2,692.7       2,548.6
===========================================================================================================




                                                                             Years Ended December 31,
(In millions)                                                             2005         2004           2003
-----------------------------------------------------------------------------------------------------------
Other BHS Information

Impairment charges from subscriber disconnects                         $   45.2         38.4          34.3
Amortization of deferred revenue                                          (29.5)       (26.1)        (25.0)
Deferred subscriber acquisition costs (current year payments)             (22.9)       (19.5)        (18.4)
Deferred revenue from new subscribers (current year receipts)              40.7         34.6          28.2
===========================================================================================================



                         Long-Lived Assets (a) Revenues
-----------------------------------------------------------------------------------------------------------
                                           December 31,                       Years Ended December 31,
(In millions)                      2005       2004(b)   2003 (b)           2005         2004          2003
-----------------------------------------------------------------------------------------------------------
Geographic

International:
   France                     $   145.9       168.1      156.4         $  508.1        466.6         374.2
   Other                          269.4       315.9      278.8            975.6        822.8         681.8
-----------------------------------------------------------------------------------------------------------
   Subtotal                       415.3       484.0      435.2          1,483.7      1,289.4       1,056.0
-----------------------------------------------------------------------------------------------------------


United States:
   Business segments              641.4       776.6      767.9          1,065.3        988.1         943.4
   Corporate and former operations  3.2         3.8        7.1              -            -             -
-----------------------------------------------------------------------------------------------------------
     Subtotal                     644.6       780.4      775.0          1,065.3        988.1         943.4
-----------------------------------------------------------------------------------------------------------
                              $ 1,059.9     1,264.4    1,210.2         $2,549.0      2,277.5       1,999.4
===========================================================================================================

(a) Long-lived assets include property, plant and equipment, net, goodwill, other intangible assets, net and deferred charges.

(b) Includes $321.1 million in 2004 and $347.3 million in 2003 of long-lived assets related to BAX Global.

Revenues are recorded in the country where service is initiated or performed. The Company has no single customer that represents more than 10% of its total revenue.



                                                                                   December 31,
(In millions)                                                            2005          2004           2003
------------------------------------------------------------------------------------------------------------
Net assets outside the U.S. (a)

Europe, Middle East and Africa                                       $   190.5         252.5          241.8
Latin America                                                            123.9          92.0           73.7
Asia Pacific                                                             166.1         155.2          116.9
Other                                                                     38.4          53.6           40.0
------------------------------------------------------------------------------------------------------------
                                                                     $   518.9         553.3          472.4
============================================================================================================

(a) Includes $222.2 million in 2005, and $213.1 million in 2004 and $210.7 million in 2003 related to BAX Global.



                                                                                   December 31,
(In millions)                                                            2005          2004           2003
------------------------------------------------------------------------------------------------------------
Investments in unconsolidated equity affiliates

Brink's                                                              $    10.2          11.9           23.1
Other                                                                      5.5           5.2            6.9
------------------------------------------------------------------------------------------------------------
                                                                     $    15.7          17.1           30.0
============================================================================================================

Share of earnings (losses) of unconsolidated equity affiliates

Brink's                                                              $     3.0           1.0            1.6
Other                                                                      0.4           -             (1.3)
------------------------------------------------------------------------------------------------------------
                                                                     $     3.4           1.0            0.3
============================================================================================================


The Company's accounting method for a 20%-owned investment of Brink's changed in the third quarter of 2004 from the equity method of accounting to the cost method of accounting reflecting management's conclusion that the Company no longer sufficiently influenced the management of the investee. The Company's equity method investment at December 31, 2003 was $10.1 million.

Undistributed earnings of equity affiliates included in consolidated retained earnings approximated $8.7 million at December 31, 2005 and $8.6 million at December 31, 2004.

Note 3 - Earnings Per Share
================================================================================

                                                        Years Ended December 31,
(In millions)                                             2005    2004    2003
--------------------------------------------------------------------------------
Numerator - income from continuing operations          $  42.3    71.5    37.9

Denominator - weighted-average common shares outstanding
Basic                                                     56.3    54.6    53.1
Effect of dilutive stock options                           0.7     0.7     0.1
--------------------------------------------------------------------------------
Diluted                                                   57.0    55.3    53.2
================================================================================
Antidilutive stock options excluded from denominator       -       0.6     3.1
================================================================================


Shares of the Company's common stock held by The Brink's Company Employee Benefits Trust (the "Trust") that have not been allocated to employees under the Company's various benefit plans are excluded from earnings per share calculations since they are treated as treasury shares for the calculation of earnings per share. During 2005, the board of directors approved and issued 2.1 million shares of common stock to the Trust. The Trust held 1.2 million unallocated shares at December 31, 2005, 1.1 million unallocated shares at December 31, 2004 and 0.6 million unallocated shares at December 31, 2003.


Note 4 - Employee and Retiree Benefits
================================================================================

The employee benefit plans and other liabilities described below cover eligible employees and retirees. The measurement date for all plans is December 31.

Pension Plans

The Company has noncontributory defined benefit pension plans covering substantially all U.S. non-union employees who meet vesting and other minimum requirements. The Company also has other contributory and noncontributory defined benefit plans for eligible non-U.S. employees. Benefits under most of the plans are based on salary (including commissions, bonuses, overtime and premium pay) and years of service. The Company's policy is to fund at least the minimum actuarially determined amounts required by applicable regulations.

In October 2005, the Company announced that benefit levels for its U.S. defined benefit pension plans would be frozen, effective December 31, 2005. As a result, participants in the U.S. defined benefit pension plans will cease to earn additional benefits after 2005, although participants who have not met requirements for vesting will continue to accrue vesting service in accordance with the terms of the plans.

The Company has retained the obligations and assets related to the participation of BAX Global's employees in the Company's U.S. pension plans. Pension obligations and assets of BAX Global's non-U.S. subsidiaries have been assumed by the purchaser and these accrued and prepaid amounts have been reclassified as assets and liabilities held for sale. Pension expenses for BAX Global employees for the years presented have been included in discontinued operations. After January 31, 2006, the date of sale, pension expense related to participation by BAX Global employees in U.S. pension plans will be included in continuing operations.

In June 2003, the Company amended the benefit formula for its U.S. pension plan which resulted in a $4.1 million reduction in service cost in 2003 from what it would have otherwise been. This change had no effect on benefits earned for service prior to June 2003.

The weighted-average assumptions used in determining the net pension cost and benefit obligations for the Company's pension plans were as follows:



                                                      U.S. Plans                       Non-U.S. Plans
-----------------------------------------------------------------------------------------------------------
                                              2005       2004       2003           2005      2004     2003
-----------------------------------------------------------------------------------------------------------
Discount rate:
   Pension cost                               5.75%      6.25%    6.75%            5.32%     5.55%    5.86%
   Benefit obligation at year end             5.50%      5.75%    6.25%            4.75%     5.32%    5.55%

Expected long-term rate of return on assets -
   Pension cost                               8.75%      8.75%    8.75%            6.04%     6.37%    6.74%

Average rate of increase in salaries (a):
   Pension cost                               5.03%      5.03%    5.04%            3.21%     3.09%    3.40%
   Benefit obligation at year end             N/A (b)    5.03%    5.03%            3.06%     3.21%    3.09%
===========================================================================================================

(a) Salary scale assumptions are determined through historical experience and vary by age and industry.

(b) Not applicable at December 31, 2005 because the U.S. plan benefits were frozen and pension benefit payments will be based on salaries earned through December 31, 2005.


The RP-2000 Combined Healthy Blue Collar mortality table was used to estimate the expected lives of participants in the U.S. pension plans at December 31, 2005. The 1983 Group Annuity Mortality table was used to estimate the expected lives of participants in the U.S. pension plans at December 31, 2004 and 2003. Expected lives of participants in non-U.S. pension plans were estimated using mortality tables in the country of operation.

The net pension cost for the Company's pension plans is as follows:


(In millions)                       U.S. Plans                Non-U.S. Plans                   Total
-------------------------------------------------------------------------------------------------------------
Years Ended December 31,      2005    2004    2003         2005    2004   2003         2005    2004     2003
-------------------------------------------------------------------------------------------------------------
Service cost               $  28.2    23.5    23.0      $  10.1     8.7    7.6       $ 38.3    32.2     30.6
Interest cost on PBO          43.8    40.8    38.6         10.6     9.4    7.8         54.4    50.2     46.4
Return on assets - expected  (49.9)  (49.5)  (49.1)       (10.0)   (8.8)  (7.4)       (59.9)  (58.3)   (56.5)
Amortization of losses        22.9    14.4     7.4          3.3     3.1    3.1         26.2    17.5     10.5
Curtailment loss               0.2     -       -            -       -      -            0.2     -        -
-------------------------------------------------------------------------------------------------------------
Net pension cost           $  45.2    29.2    19.9      $  14.0    12.4   11.1       $ 59.2    41.6     31.0
=============================================================================================================
Included in:
   Continuing operations   $  33.3    21.4    14.5      $   9.8     8.1    6.8       $ 43.1    29.5     21.3
   Discontinued operations    11.9     7.8     5.4          4.2     4.3    4.3         16.1    12.1      9.7
-------------------------------------------------------------------------------------------------------------
Net pension cost           $  45.2    29.2    19.9      $  14.0    12.4   11.1       $ 59.2    41.6     31.0
=============================================================================================================

Reconciliations of the projected benefit obligation ("PBO"), plan assets, funded status and net pension assets at December 31, 2005 and 2004 for all of the Company's pension plans are as follows:



(In millions)                                          U.S. Plans           Non-U.S. Plans            Total
--------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                             2005        2004        2005       2004       2005       2004
--------------------------------------------------------------------------------------------------------------------
PBO at beginning of year                        $   762.4       672.9       210.7      172.4       973.1      845.3
Service cost                                         28.2        23.5        10.1        8.7        38.3       32.2
Interest cost                                        43.8        40.8        10.6        9.4        54.4       50.2
Plan participant contributions                        -           -           3.1        2.7         3.1        2.7
Acquisitions                                                                  4.1                    4.1
Benefits paid                                       (26.8)      (25.3)       (5.7)      (5.9)      (32.5)     (31.2)
Actuarial loss                                       66.7        50.5        17.3        7.8        84.0       58.3
Curtailment gain                                   (110.0)        -          (0.6)       -        (110.6)       -
Foreign currency exchange                             -           -         (17.2)      15.6       (17.2)      15.6
--------------------------------------------------------------------------------------------------------------------
PBO at end of year                              $   764.3       762.4       232.4      210.7       996.7      973.1
====================================================================================================================

Fair value of plan assets at beginning of year  $   595.1       541.9       158.1      135.5       753.2      677.4
Return on assets - actual                            51.2        67.1        16.9        7.4        68.1       74.5
Acquisitions                                          -           -           2.6        -           2.6        -
Plan participant contributions                        -           -           3.1        2.7         3.1        2.7
Employer contributions                                0.5        11.4         8.2        6.7         8.7       18.1
Benefits paid                                       (26.8)      (25.3)       (5.7)      (5.9)      (32.5)     (31.2)
Foreign currency exchange                             -           -         (12.0)      11.7       (12.0)      11.7
--------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year        $   620.0       595.1       171.2      158.1       791.2      753.2
====================================================================================================================

Funded status                                   $  (144.3)     (167.3)      (61.2)     (52.6)     (205.5)    (219.9)
Unrecognized experience loss                        185.8       253.3        64.3       57.3       250.1      310.6
Unrecognized prior service cost                       -           0.2         0.8        1.0         0.8        1.2
--------------------------------------------------------------------------------------------------------------------
Net prepaid pension assets                      $    41.5        86.2         3.9        5.7        45.4       91.9
====================================================================================================================

Included in:
Prepaid pension assets                          $     -           -           -         14.1         -         14.1
Accrued pension cost:
   Current, included in accrued liabilities          (0.6)       (0.4)       (5.2)      (7.6)       (5.8)      (8.0)
   Noncurrent                                      (143.7)      (80.8)      (26.3)     (36.2)     (170.0)    (117.0)
Liabilities held for sale                             -           -         (14.9)       -         (14.9)       -
Accumulated other comprehensive loss                185.8       167.4        50.3       35.4       236.1      202.8
--------------------------------------------------------------------------------------------------------------------
Net prepaid pension assets                      $    41.5        86.2         3.9        5.7        45.4       91.9
====================================================================================================================


The unrecognized experience loss decreased in 2005 as a result of a curtailment gain, primarily as a result of freezing the U.S. plan, partially offset by lower discount rate assumptions and longer projected lives. The Company's unrecognized experience loss increased in 2004 primarily due to lower discount rate assumptions (which increased the accumulated benefit obligation ("ABO") and PBO) partially offset by higher-than-expected returns on plan assets. Actuarial losses are largely deferred with a portion of these losses being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.

Information comparing plan assets to plan obligations as of December 31, 2005 and 2004 are aggregated below. The ABO differs from the PBO in that the ABO is the obligation earned through the date noted. The PBO includes assumptions about future compensation levels for non-U.S. plans.

                               ABO Greater        Plan Assets
(In millions)               Than Plan Assets   Greater Than ABO        Total
-------------------------------------------------------------------------------
December 31,                 2005   2004       2005    2004    2005 (a)   2004
-------------------------------------------------------------------------------
PBO                       $  994.5   919.7      2.2    53.4      996.7    973.1
ABO                          978.1   824.5      1.1    47.5      979.2    872.0
Fair value of plan assets    789.2   703.5      2.0    49.7      791.2    753.2
===============================================================================
(a) Includes BAX Global's non-U.S. pension plans with PBO of $60.8 million, ABO of $56.5 million and fair value of plan assets of $41.8 million at December 31, 2005.


The Company's weighted-average asset allocations at December 31, 2005 and 2004 by asset category is as follows:

(In millions, except percentages)          U.S. Plans             Non-U.S. Plans
--------------------------------------------------------------------------------
December 31,                              2005     2004           2005      2004
--------------------------------------------------------------------------------
Equity securities                          72%      72%            57%       54%
Debt securities                            28%      27%            41%       43%
Other                                       -        1%             2%        3%
--------------------------------------------------------------------------------
Total                                     100%     100%           100%      100%
================================================================================
Plan assets at fair value           $   620.0    595.1          171.2     158.1
Actual return on assets during year $    51.2     67.1           16.9       7.4
================================================================================


Assets of U.S. pension plans are invested primarily using actively managed accounts with asset allocation targets of 70% equities, which include a broad array of market capitalization sizes and investment styles, and 30% fixed income securities. The Company's policy does not permit certain investments, including investments in The Brink's Company common stock, unless part of a commingled fund. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The Company selects the expected long-term rate of return assumption for its U.S. pension plan using advice from its investment advisor and its actuary considering the plan's asset allocation targets and expected overall investment manager performance and a review of its most recent ten-year historical average compounded rate of return.

Based on December 31, 2005 data, assumptions and funding regulations, the Company does not currently plan to make a contribution to the primary U.S. plan in 2006. There are limits to the amount of benefits which can be paid to participants from a U.S. qualified pension plan. The Company maintains a nonqualified U.S. plan to pay benefits for those eligible current and former employees in the U.S. whose benefits exceed the regulatory limits.

Assets of non-U.S. plans are invested primarily using actively managed accounts with weighted-average asset allocation targets of 54% equities, 44% fixed income securities and 2% other, primarily cash. The Company selects the expected long-term rates of return for its non-U.S. pension plans using advice from its investment advisors and its actuary considering plan asset allocation targets and expected overall investment manager performance.

The Company expects to contribute approximately $0.6 million to its U.S. pension plans and $5.2 million to its non-U.S. pension plans in 2006.

The Company's projected benefit payments at December 31, 2005 for each of the next five years and the aggregate five years thereafter are as follows:

(In millions)        U.S. Plans     Non-U.S. Plans (a)        Total
-------------------------------------------------------------------
2006               $    28.8               3.8                32.6
2007                    30.2               4.3                34.5
2008                    31.5               5.1                36.6
2009                    32.9               5.4                38.3
2010                    34.3               6.3                40.6
2011 through 2015      198.0              36.8               234.8
-------------------------------------------------------------------
Total              $   355.7              61.7               417.4
===================================================================
(a) Excludes payments for BAX Global's non-U.S. plans.


Termination Benefits

During 2005, one of the Company's Brink's European subsidiaries resized its operations and accrued $6.1 million in termination benefits. This event was accounted for under SFAS 88, "Employer's Accounting for Settlement and Curtailment of Defined Benefit Pension Plans and for Termination Benefits."

Multi-employer Pension Plans

The Company contributes to multi-employer pension plans in a few of its non-U.S. subsidiaries. Multi-employer pension expense (excluding changes to the withdrawal liability discussed below) have been classified in continuing and discontinued operations as follows:

                                               Years Ended December 31,
(In millions)                                  2005      2004      2003
-----------------------------------------------------------------------
Multi-employer Expense

Continuing operations                      $    2.9       3.4       2.5
Discontinued operations                         0.3       0.3       0.3
-----------------------------------------------------------------------
                                           $    3.2       3.7       2.8
=======================================================================


The Company withdrew from the UMWA 1950 and 1974 pension plans in June 2005 as the last employees working under UMWA labor agreements left the Company. In addition, during 2005 the UMWA reduced the estimate of the unfunded status of the plans and, accordingly, the Company reduced its estimated $36.6 million withdrawal liability by $6.1 million to $30.5 million. As a result of the withdrawal from these coal-related plans, the Company is obligated to pay the plans $30.5 million, which represents the Company's portion of the unfunded status of the plans as of June 30, 2004, as determined by the plan agreements and by law.

Savings Plans

The Company sponsors various defined contribution plans to assist eligible employees provide for retirement. Employee contributions to the primary U.S. 401(k) plan in the first half of 2003 were matched at rates of between 50% to 100% on up to 5% of compensation (subject to limitations). In June 2003, the Company modified the match provision of the primary U.S. 401(k) plan and employee contributions were matched at 75% over the last half of 2003 and all of 2004 and 2005. In October 2005, the Company announced that beginning January 1, 2006, the matching contribution will increase from 75% to 125%. The Company's contribution expense is as follows:


(In millions)                    U.S. 401(k)                Other Plans                     Total
----------------------------------------------------------------------------------------------------------
Years Ended December 31,    2005    2004   2003        2005    2004    2003         2005     2004     2003
----------------------------------------------------------------------------------------------------------
Continuing operations    $   6.5     7.3    8.2      $   2.6    2.1     1.9       $  9.1      9.4     10.1
Discontinued operations      3.6     3.6    3.3          4.3    3.7     3.1          7.9      7.3      6.4
----------------------------------------------------------------------------------------------------------

                         $  10.1    10.9   11.5      $   6.9    5.8     5.0       $ 17.0     16.7     16.5
==========================================================================================================


Postretirement Benefits Other Than Pensions

Summary
The Company has various postretirement benefits other than pensions. The related liability amounts recorded on the balance sheets for the last two years are detailed below.

                                                        December 31,
(In millions)                                       2005            2004
-------------------------------------------------------------------------
Company-sponsored plans                      $     156.8            157.1
Health Benefit Act                                 174.9            185.5
Black Lung                                          39.5             41.5
-------------------------------------------------------------------------
                                             $     371.2            384.1
=========================================================================
Included in:
   Current, included in accrued liabilities  $      56.4             52.9
   Liabilities held for sale                        10.0              -
   Noncurrent                                      304.8            331.2
-------------------------------------------------------------------------
                                             $     371.2            384.1
=========================================================================

Company-Sponsored Plans
The Company provides postretirement health care benefits (the "Company-sponsored plans") for eligible active and retired employees in the U.S. and Canada of the Company's current and former businesses, including eligible participants of the former coal operations (the "coal-related" plans). The U.S. postretirement obligations related to BAX Global were assumed by the purchaser in January 2006. At December 31, 2005, $10.0 million was classified as a component of liabilities held for sale for these plans. BAX Global's postretirement expenses have been included in discontinued operations. The components of net periodic postretirement costs related to Company-sponsored plans were as follows:



(In millions)                    Coal-related plans              Other plans                    Total
------------------------------------------------------------------------------------------------------------
Years Ended December 31,         2005   2004    2003        2005    2004   2003         2005    2004    2003
------------------------------------------------------------------------------------------------------------
Service cost                 $    -      -       -      $    1.0     1.0    0.9      $   1.0     1.0     0.9
Interest cost on accumulated
   postretirement benefit
   obligations ("APBO")          33.9   32.2    34.7         1.5     1.6    1.5         35.4    33.8    36.2
Return on assets - expected     (15.1)  (9.2)    -           -       -      -          (15.1)   (9.2)    -
Amortization of losses           15.7   13.5    14.3         0.3     0.3    0.1         16.0    13.8    14.4
------------------------------------------------------------------------------------------------------------
Net periodic postretirement
   costs                     $   34.5   36.5    49.0    $    2.8     2.9    2.5      $  37.3    39.4    51.5
============================================================================================================
Included in:
   Continuing operations     $   34.5   36.5    49.0    $    1.3     1.5    1.3      $  35.8    38.0    50.3
   Discontinued operations        -      -       -           1.5     1.4    1.2          1.5     1.4     1.2
------------------------------------------------------------------------------------------------------------
Net periodic postretirement
   costs                     $   34.5   36.5    49.0    $    2.8     2.9    2.5      $  37.3    39.4    51.5
============================================================================================================

Reconciliations   of  the  APBO  and  funded   status  to  the   accrued   other
postretirement benefit cost (the amount recorded on the balance sheet) for Company-sponsored plans at December 31, 2005 and 2004 are as follows:



(In millions)                                         Coal-related plans        Other plans               Total
--------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                 2005      2004         2005     2004         2005    2004
--------------------------------------------------------------------------------------------------------------------
APBO at beginning of year                             $  617.7    526.2     $   30.2     26.8    $   647.9    553.0
Service cost                                                -        -           1.0      1.0          1.0      1.0
Interest cost                                             33.9     32.2          1.5      1.6         35.4     33.8
Plan amendments                                             -        -          (2.1)      -          (2.1)     -
Benefits paid                                            (35.6)   (35.0)        (2.0)    (2.3)       (37.6)   (37.3)
Actuarial (gain) loss, net                                17.0     96.3         (2.8)     3.1         14.2     99.4
Foreign currency exchange                                   -        -           0.2       -           0.2       -
Other                                                       -      (2.0)          -        -            -      (2.0)
--------------------------------------------------------------------------------------------------------------------
APBO at end of year                                   $  633.0    617.7     $   26.0     30.2    $   659.0    647.9
====================================================================================================================

Fair value of plan assets at beginning of year        $  172.4       -      $     -        -     $   172.4       -
Employer contributions:
   Restriction of VEBA at January 1, 2004 (see note 1)      -     105.2           -        -            -     105.2
   Payments to beneficiaries                              35.6     35.0          2.0      2.3         37.6     37.3
   Payments to VEBA                                         -      50.0           -        -            -      50.0
Return on assets - actual                                 12.9     17.2           -        -          12.9     17.2
Benefits paid                                            (35.6)   (35.0)        (2.0)    (2.3)       (37.6)   (37.3)
--------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $  185.3    172.4     $     -        -     $   185.3    172.4
====================================================================================================================

Funded status                                         $ (447.7)  (445.3)    $  (26.0)   (30.2)   $  (473.7)  (475.5)
Unrecognized experience loss                             318.1    314.6          0.3      3.1        318.4    317.7
Unrecognized prior service cost (credit)                    -        -          (1.5)     0.7         (1.5)     0.7
--------------------------------------------------------------------------------------------------------------------
Accrued other postretirement benefit cost
   at end of year                                     $ (129.6)  (130.7)    $  (27.2)   (26.4)   $  (156.8)  (157.1)
====================================================================================================================


The APBO for each of the plans was determined using the unit credit method and an assumed discount rate as follows:

Company-sponsored plans                   2005     2004    2003
----------------------------------------------------------------
Weighted-average discount rate:
  Postretirement cost                    5.75%    6.25%    6.75%
  Benefit obligation at year end         5.50%    5.75%    6.25%
Expected long-term rate of return
  on assets - postretirement cost        8.75%    8.75%      N/A
================================================================


For Company-sponsored coal-related plans, the assumed health care cost trend rate used to compute the 2005 APBO was 10% for 2006, declining ratably to 5% in 2011 and thereafter (in 2004: 10% for 2005 declining ratably to 5% in 2010 and thereafter). Other plans in the U.S. provide for fixed-dollar value coverage for eligible participants and, accordingly, are not adjusted for inflation.

The RP-2000 Combined Healthy Blue Collar mortality table is primarily used to estimate expected lives of participants at December 31, 2005. The 1983 Group Annuity Mortality table was used to estimate expected lives of participants at December 31, 2004 and 2003.

The table below shows the estimated effects of a one percentage point change in the assumed health care cost trend rates for each future year.

                                               Effect of Change in Assumed
                                                 Health Care Trend Rates
                                          ------------------------------------
(In millions)                                 Increase 1%          Decrease 1%
------------------------------------------------------------------------------
Higher (lower):
   Service and interest cost in 2005     $        3.9                 (3.3)
   APBO at December 31, 2005                     76.8                (64.6)
==============================================================================


On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare prescription drug benefits. Because of the broadness of coverage provided under the Company's plan, the Company believes that the plan benefits are at least actuarially equivalent to the Medicare benefits. The Company reflected the estimated effect of the new legislation in 2003 as a $45.7 million reduction to the actuarial loss, as permitted by FSP 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The estimated value of the projected federal subsidy assumes no changes in participation rates and assumes that the subsidy is received in the year after claims are paid. The estimated reduction in per capita claim costs for participants over 65 years old was 12%.

The Act had no effect on 2003 expense. The Company's net periodic postretirement costs were approximately $5.8 million lower in 2004 and $6.1 million lower in 2005 due to the Act as a result of lower amortization of losses. The estimated net present value of the subsidy, reflected as a reduction to the APBO, was approximately $62 million at December 31, 2005 and $59 million at December 31, 2004.

The coal-related plans had an actuarial loss in 2005 primarily related to the reduction in the discount rate and longer projected lives, partially offset by actuarial gains pursuant to enrollment verification death audit performed by the Company. The Company's other plans had net actuarial gains in 2005 primarily due to expected reduced per capita claims as a result of an amendment of the Canadian Plan. The plans had net actuarial losses in 2004 due to a combination of the increase in expected medical inflation and the reduction in the discount rate.

In 2004, the Company restricted the use of the VEBA to be used to only pay benefits related to the Company's coal-related postretirement medical plan. Accordingly, under SFAS 106, estimated returns on the VEBA assets were included in the determination of net periodic postretirement costs for 2005 and 2004.

The Company's asset allocations at December 31, 2005 and 2004 by asset category are as follows:

                                               December 31,         December 31,
(In millions, except percentages)                2005                  2004
--------------------------------------------------------------------------------
Equity securities                                    71%                 73%
Debt securities                                      28%                 26%
Other                                                 1%                  1%
--------------------------------------------------------------------------------
Total                                               100%                100%
================================================================================
Plan assets at fair value                      $  185.3           $   172.4
Actual return on assets during year            $   12.9           $    17.2
================================================================================

Plan assets of the Company-sponsored postretirement medical plan held by the VEBA are invested primarily using actively managed accounts with asset allocation targets of 70% equities, which include a broad array of market capitalization sizes and investment styles, and 30% fixed income securities. The Company's policy does not permit certain investments, including investments in The Brink's Company common stock, unless part of a commingled fund. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The Company selects the expected long-term rate of return assumption after reviewing advice from its investment advisor and its actuary considering the plan's asset allocation targets and expected overall investment manager performance and after reviewing the most recent ten-year historical average compounded rate of return for the primary U.S. pension plan which is invested similarly.

In January 2006, the Company contributed $225 million to the VEBA with a portion of the proceeds from the sale of BAX Global. The Company determines whether it will make other discretionary contributions on an annual basis, although it does not currently expect to make further contributions in the next several years if investment returns are adequate to pay future obligations.

The Company's projected benefit payments at December 31, 2005 for each of the next five years and the aggregate five years thereafter are as follows:


                                Before Medicare Subsidy
                   -----------------------------------------------   Medicare   Net Projected
(In millions)      Coal-related Plans  Other Plans (a)    Subtotal  Subsidy (b)    payments
---------------------------------------------------------------------------------------------
2006                 $    41.6             1.1             42.7         (2.0)        40.7
2007                      44.9             1.1             46.0         (3.1)        42.9
2008                      47.3             1.0             48.3         (3.4)        44.9
2009                      49.8             1.0             50.8         (3.5)        47.3
2010                      51.3             1.0             52.3         (3.7)        48.6
2011 through 2015        254.0             5.0            259.0        (20.6)       238.4
---------------------------------------------------------------------------------------------
Total                $   488.9            10.2            499.1        (36.3)       462.8
=============================================================================================

(a) The projected benefit payments do not include BAX Global's projected benefit payments.

(b) Only the coal-related plans are expected to meet the requirements to receive the Medicare subsidy.


Health Benefit Act Liabilities

Background
In October 1992, The Coal Industry Retiree Health Benefit Act of 1992 (the "Health Benefit Act") was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents.

Assigned Beneficiaries. The Health Benefit Act established a trust fund, The United Mine Workers of America Combined Benefit Fund (the "Combined Fund"), to which "signatory operators" and "related persons," including The Brink's Company and some of its subsidiaries and former subsidiaries (collectively, the "Brink's Companies"), are jointly and severally liable to pay annual premiums for those beneficiaries directly assigned to a signatory operator and its related persons, on the basis set forth in the Health Benefit Act.

On an annual basis, the Brink's Companies receive notices from the Social Security Administration (the "SSA") with regard to the current number of assigned beneficiaries for which the Brink's Companies are deemed responsible under the Health Benefit Act.

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

The estimated liability at December 31, 2005 assumes that almost all of the costs for unassigned beneficiaries for the plan year ending September 30, 2006 will continue to be paid with transfers of cash from the AML Fund and other government sources. Transfers to the Combined Fund from the AML Fund beyond this date are not sufficiently assured and the Company's current estimate of its obligations assumes that no future transfers will be made by the AML Fund. The Company's estimate of its probable contingent liability for premiums for unassigned beneficiaries could materially decrease in future periods depending on the availability of future funding from the AML Fund or other sources.
Moreover, the Company's estimate of its contingent liability for unassigned beneficiaries could increase materially in the future if other responsible coal operators become insolvent. This liability could also change materially if the percentage of unassigned beneficiaries that are allocated to the Company changes due to relative mortality rates of the Company's assigned beneficiaries compared to the total assigned beneficiaries.

Information provided by the Combined Fund and assumptions made by the Company are as follows:


At the beginning of the plan year                                       2005       2004
-----------------------------------------------------------------------------------------
Number of assigned beneficiaries for the Brink's Companies              2,140      2,343
Total unassigned pool of beneficiaries                                 15,349     16,502
Percent of total unassigned pool allocated to the Brink's Companies      10.0%       9.7%
Health benefit premium per beneficiary                              $   3,228      3,099
=========================================================================================


According to the Health Benefit Act, the rate of inflation for per-beneficiary health care premiums cannot exceed the medical care component of the Consumer Price Index. At December 31, 2005 and 2004, annual inflation rates for per-beneficiary health care premiums were assumed to be 4.5% for all future years. The U.S. Life 79-81 mortality table has been used to estimate a gradual decline in the number of beneficiaries. The Company's estimate assumes that there will be no additions to the Combined Fund unassigned beneficiary group as a result of future coal operator insolvencies.

Undiscounted Obligation for Health Benefit Act Liabilities

                                              December 31,
(In millions)                             2005            2004
------------------------------------------------------------------
Combined Fund:
   Assigned beneficiaries           $    103.7            112.4
   Unassigned beneficiaries               64.7             66.1
Other                                      6.5              7.0
------------------------------------------------------------------
                                    $    174.9            185.5
==================================================================


Reconciliation of Health Benefit Act Liabilities

                                                Years Ended December 31,
(In millions)                             2005            2004        2003
----------------------------------------------------------------------------
Beginning of the year               $    185.5            197.5       174.1
Actuarial (gain) loss, net (a)            (2.3)            (3.2)       31.3
Payments                                  (8.3)            (8.8)       (7.9)
----------------------------------------------------------------------------

End of the year                     $    174.9            185.5       197.5
============================================================================
(a) Included in income (loss) from discontinued operations.


The $2.3 million actuarial gain in 2005 was primarily related to a one-year extension of funding by the AML of unassigned benefits and a lower-than-projected per-beneficiary health care premium rate, partially offset by a higher number of unassigned beneficiaries attributed to the Company.

The $3.2 million actuarial gain in 2004 is primarily related to a slight decrease in the number of beneficiaries assigned to the Company at October 1, 2004 compared to the amount estimated at the end of 2003. As a result, the estimate of assigned beneficiaries in future periods was also lower.

The $31.3 million charge in 2003 is primarily related to the assumed increase in the number of unassigned beneficiaries allocated to the Company. The increased allocation was due to two factors. First, the Company increased its allocation percentage because of a change in the way the Company interprets the statute governing the allocation, based on findings of court cases in 2003. Second, other coal operations became insolvent during the period and their assigned beneficiaries were transferred to the unassigned pool. These actions reduced the denominator (the total assigned pool) in the computation of the allocation percentage, increasing the Company's allocation assumption, and increased the unassigned pool.

The Company currently estimates that its annual cash funding under the Health Benefit Act will be slightly higher in 2006, increase in 2007 to $11.7 million as a result of the assumption that premiums for unassigned beneficiaries will not be funded through transfers from the AML Fund. In subsequent years, payments are expected to decline as the number of beneficiaries decreases. The Company's projected benefit payments at December 31, 2005 for each of the next five years and the aggregate five years thereafter are as follows:

                                                Projected
                  (In millions)                 Payments
                  ---------------------------------------
                  2006                      $       8.5
                  2007                             11.7
                  2008                             11.1
                  2009                             10.5
                  2010                              9.8
                  2011 through 2015                40.3
                  ---------------------------------------
                    Total                   $      91.9
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


                                               Years Ended December 31,
(In millions)                               2005        2004          2003
--------------------------------------------------------------------------
Interest cost on APBO                 $      2.9          3.6          4.5
Amortization of losses                       1.2          1.2          1.5
--------------------------------------------------------------------------

Net periodic postretirement costs     $      4.1          4.8          6.0
==========================================================================


Reconciliations   of  the  APBO  and  funded   status  to  the   accrued   other
postretirement benefit costs for black lung obligations at December 31, 2005 and 2004 are as follows:

                                                        Years Ended December 31,
(In millions)                                                    2005      2004
--------------------------------------------------------------------------------
APBO at beginning of year                                 $     55.2       63.0
Interest costs                                                   2.9        3.6
Benefits paid                                                   (6.1)      (7.0)
Actuarial gain, net                                             (0.3)      (4.4)
--------------------------------------------------------------------------------
APBO at end of year                                       $     51.7       55.2
================================================================================

Funded status                                             $    (51.7)     (55.2)
Unrecognized experience loss                                    12.2       13.7
--------------------------------------------------------------------------------

Accrued other postretirement benefit cost at end of year  $    (39.5)     (41.5)
================================================================================

The 1983 Group Annuity Mortality table is used to estimate expected lives of participants. The following are the other key actuarial assumptions for the black lung obligations:

Black Lung Benefits                                    2005          2004
-------------------------------------------------------------------------
Discount rate:
   Postretirement cost                                5.75%         6.25%
   Benefit obligation at year end                     5.50%         5.75%
Medical cost inflation                                8.00%         8.00%
=========================================================================


The Company's projected benefit payments for black lung benefits at December 31, 2005 for each of the next five years and the aggregate five years thereafter are as follows:


                                                Projected
                  (In millions)                 Payments
                  ---------------------------------------
                  2006                      $       5.0
                  2007                              4.8
                  2008                              4.7
                  2009                              4.5
                  2010                              4.4
                  2011 through 2015                19.5
                  ---------------------------------------
                    Total                   $      42.9
                  =======================================

Note 5 - Discontinued Operations
================================================================================

                                                        Years Ended December 31,
(In millions)                                             2005   2004     2003
-------------------------------------------------------------------------------

Gain (loss) on sale of

   BAX Global (costs associated with the sale)       $    (2.8)    -       -
   Timber                                                  -      20.7     4.8
   Gold                                                    -      (0.9)    -
   Natural Gas                                             -       -      56.2
   Coal                                                    -       5.0     -

Results from operations

   BAX Global                                             86.8    49.5    (0.4)
   Timber                                                  -      (0.5)   (0.2)
   Gold                                                    -      (1.2)   (4.1)
   Natural Gas                                             -       -      11.2

Adjustments to contingent liabilities of former operations

   Litigation settlement gain                             15.1     -       -
   Health Benefit Act liabilities (see note 4)             2.3     3.2   (31.3)
   Withdrawal liabilities (see note 4)                     6.1    15.4   (17.0)
   Reclamation liabilities                                (6.2)   (0.1)   (3.2)
   Workers' compensation liabilities                       0.4    (4.9)    0.2
   Recovery of environmental costs                         -       -       5.3
   Other                                                   0.1    (3.3)   (2.7)
-------------------------------------------------------------------------------
Income from discontinued operation before income taxes   101.8    82.9    18.8
Income tax (expense) benefit                               3.7   (32.9)  (27.3)
-------------------------------------------------------------------------------
Income (loss) from discontinued operations           $   105.5    50.0    (8.5)
===============================================================================


BAX Global

The Company sold BAX Global, a wholly owned freight transportation subsidiary, on January 31, 2006 for $1.1 billion in cash. The final purchase price and the gain on the sale will change for closing adjustments the Company believes are customary for a transaction of this nature. Net after-tax proceeds are expected to approximate $1.0 billion. The Company has either retained or indemnified the purchaser for some pre-sale liabilities including those for income taxes and for existing litigation as discussed in note 22. The resolution of these matters is expected to take several years.

The Company initially retained ownership of BAX Global's airline subsidiary, Air Transport International, LLC ("ATI"), pending the receipt of required regulatory approval. Regulatory approval was obtained and ATI was sold on February 28, 2006 for nominal consideration. The Company has concluded that under FIN 46R, "Consolidation of Variable Interest Entities," ATI should not be included in the consolidated results of the Company after January 31, 2006.

The Company immediately contributed $225 million of the proceeds to the VEBA designated to pay retiree medical obligations of former coal operations, paid down $46 million of short-term debt. On February 28, 2006, the Company gave notice to pay down $58.4 million of long-term debt.

BAX Global's results of operations, including ATI, have been reported as discontinued operations for all periods presented.

The  following   tables  show  selected   financial   information   included  in
discontinued operations for the three years ended December 31, 2005.

                                         Years Ended December 31,
(In millions)                        2005          2004           2003
-------------------------------------------------------------------------

BAX Global

   Revenues                     $  2,899.4       2,440.6         1,999.2
   Pretax income (loss)               86.8          49.5            (0.4)
=========================================================================


In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." BAX Global ceased depreciating and amortizing long-lived assets after November 2005, the date BAX Global was classified as held for sale. Had BAX Global not ceased depreciation and amortization, its pretax income in 2005 would have been $4.9 million lower.

Interest expense included in discontinued operations was $2.0 million in 2005, $2.1 million in 2004 and $1.8 million in 2003. Interest expense recorded in discontinued operations includes only interest on third-party borrowings made directly by BAX Global. The Company has not allocated other consolidated interest expense to discontinued operations.

Assets and liabilities for BAX Global and ATI for 2005 have been classified as held for sale. The assets and liabilities that are held for sale comprise the following:


                                                                  December 31,
------------------------------------------------------------------------------
(In millions)                                                         2005
                                    ASSETS
Cash and cash equivalents                                       $     78.6
Accounts receivable, net                                             497.9
Prepaid expenses and other current assets                             26.5
Property and equipment, net                                          145.9
Goodwill                                                             165.2
Deferred income taxes and other                                       62.4
------------------------------------------------------------------------------
   Assets held for sale                                         $    976.5
==============================================================================

                                 LIABILITIES
Short-term borrowings and current maturities of long-term debt  $      7.1
Accounts payable and accrued liabilities                             436.4
Long-term debt                                                         1.9
Accrued pension costs and postretirement benefits                     23.2
Deferred income taxes and other                                       22.8
------------------------------------------------------------------------------
   Liabilities held for sale                                    $    491.4
==============================================================================

Operating Leases
As of December 31, 2005, BAX Global's future minimum lease payments under noncancellable operating leases with initial or remaining lease terms in excess of one year are as follows:

(In millions)              Facilities          Other          Total
-------------------------------------------------------------------
2006               $           61.4              6.2           67.6
2007                           50.7              4.3           55.0
2008                           39.0              2.2           41.2
2009                           27.8              1.0           28.8
2010                           20.0              0.5           20.5
Later years                    94.0              0.4           94.4
-------------------------------------------------------------------
                   $          292.9             14.6          307.5
===================================================================


At December 31, 2005 BAX Global had 13 DC-8 aircraft under one-year lease agreements. The lease agreements expire in 2006 with operating lease payments aggregating $10.9 million. These payments are not included in the table above. Net rent expense for BAX Global was $96.2 million in 2005, $84.7 million in 2004 and $75.9 million in 2003, which amounts are included in income from discontinued operations.

Former Natural Resource Operations

In February 2005, the Company received additional cash proceeds from the previous sale of its coal business in Virginia; the related pre-tax gain of $5 million was recorded in 2004.

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

The  following   tables  show  selected   financial   information   included  in
discontinued operations for the three years ended December 31, 2005.

                             Years Ended December 31,
(In millions)               2005      2004       2003
--------------------------------------------------------

Timber

   Revenues            $      -         1.2        21.1
   Pretax loss                -        (0.5)       (0.2)
========================================================

Gold

   Revenues            $      -         4.4        23.5
   Pretax loss                -        (1.2)       (4.1)
========================================================

Natural Gas

   Revenues            $      -         -           7.3
   Pretax income              -         -          11.2
========================================================


Adjustments to Contingent Liabilities of Former Operations

Ongoing expenses related to former operations, including expenses related to Company-sponsored postretirement benefit obligations, Black Lung obligations, pension obligations and expenditures for legal fees and other administrative activities, are classified within continuing operations. Adjustments to contingent assets and liabilities related to former operations, including those related to reclamation matters, worker's compensation claims, multi-employer pension plan withdrawal liabilities, the Health Benefit Act liabilities and remaining legal contingencies are reported within discontinued operations.

Federal Black Lung Excise Tax
In 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of the Company, ruling that the Federal Black Lung Excise Tax ("FBLET") is unconstitutional as applied to export coal sales. Through December 31, 2004, the Company had received refunds including interest of $27.2 million, including $2.8 million received in 2003. In December 2005, the Company reached a final settlement agreement related to all claims for FBLET refunds and recorded a pretax gain of $15.1 million. The Company has received payments covering this refund during the first quarter of 2006.

Other
The Company recorded $6.2 million in 2005, to reflect an increase in the estimated cost of reclamation at its former coal mines. The estimate of the cost of reclamation may change in the future.

In 2004, the Company recognized $4.9 million of expense to reflect an increase in the expected settlement of coal-related workers' compensation claims. In 2004, the Company settled legal and other contingencies related to its former coal operations and recognized additional expense of $3.3 million.

In 2003, the Company and a third party reached an agreement that establishes the allocation of costs related to an environmental remediation project, and as a result, the Company recognized a $5.3 million pretax gain. The Company estimates its portion of the remaining clean-up and operational and maintenance costs related to the environmental matter to be $2.7 million.

Income taxes

Discontinued operations includes the tax provision or benefit associated with the Company's BAX Global and former natural resource businesses, including the resolution of associated contingent tax matters.

The effective tax rate in 2005 was lower than the 35% U.S. statutory tax rate primarily as a result of an income tax benefit of $27.4 million recorded upon the resolution of income tax matters with the Internal Revenue Service related to the former natural resource business. In addition, the Company recognized a $7.0 million net deferred tax benefit as a result of its decision to sell the stock of BAX Global.

The effective tax rate in 2004 was higher than the U.S. statutory tax rate due to state income tax expense. The effective tax rate in 2003 was higher than the U.S. statutory rate due to state deferred tax valuation allowances related to BAX Global and additional accruals made in 2003 for tax contingencies related to the natural resource business.


Note 6 - Property and Equipment
================================================================================

The following table presents the Company's property and equipment that is classified as held and used:

                                                         December 31,
(In millions)                                       2005              2004
---------------------------------------------------------------------------
Land                                           $    27.1              23.2
Buildings                                          125.2             159.6
Leasehold improvements                             146.0             171.2
Security systems                                   734.1             647.3
Vehicles                                           209.3             210.5
Capitalized software                                80.4             155.8
Aircraft and related assets                          -                64.0
Other machinery and equipment                      340.1             480.2
---------------------------------------------------------------------------
                                                 1,662.2           1,911.8
Accumulated depreciation and amortization         (794.8)           (997.8)
---------------------------------------------------------------------------
Property and equipment, net (a)                $   867.4             914.0
===========================================================================
(a)  Includes $134.0 million in 2004 related to BAX Global.


Amortization of capitalized software costs included in continuing operations was $13.3 million in 2005, $10.6 million in 2004 and $8.9 million in 2003.

Note 7 - Acquisitions
================================================================================

The Company acquired security operations in seven countries over the last two years. These operations have all been included in the Company's Brink's operating segment.


                                        Acquisition completed
(In millions)                           in the quarter ended    Purchase price
------------------------------------------------------------------------------
Greece                                    March 31, 2004        $      11.9
Other                                   September 30, 2004              2.9
------------------------------------------------------------------------------
                                                                $      14.8
==============================================================================

Luxembourg, Scotland and Ireland          March 31, 2005        $      41.9
Hungary, Poland and the Czech Republic     June 30, 2005               10.7
Other                                    December 31, 2005              0.6
------------------------------------------------------------------------------
                                                                $      53.2
==============================================================================


These acquisitions have been accounted for as business combinations. Under the purchase method of accounting, assets acquired and liabilities assumed from these operations are recorded at fair value on the date of acquisition. The consolidated statements of operations include the results of operations for an acquired entity from the date of acquisition. The results of the acquired operations were not material to the Company's consolidated statements of operation for the periods presented.

Purchase prices for 2005 acquisitions have been preliminarily allocated based on estimates of fair value of assets acquired and liabilities assumed. The final valuation of net assets is expected to be completed as soon as possible, but not later than one year from the acquisition date in accordance with U.S. GAAP.


Note 8 -Goodwill and Other Intangible Assets
================================================================================

Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:


(In millions)                                  Brink's    BAX Global     Total
-------------------------------------------------------------------------------
December 31, 2003                           $   77.7         166.4       244.1
Acquisitions                                     7.7           -           7.7
Foreign currency exchange                        6.7           1.1         7.8
-------------------------------------------------------------------------------
December 31, 2004                               92.1         167.5       259.6
Acquisitions                                    22.8           -          22.8
Adjustments (a)                                 (1.1)          -          (1.1)
Foreign currency exchange                      (10.0)         (2.3)      (12.3)
Reclassification to assets held for sale         -          (165.2)     (165.2)
-------------------------------------------------------------------------------
December 31, 2005                              103.8           -         103.8
===============================================================================
(a)  Purchase  accounting   adjustment  occurring  in  the  year  following  the
     acquisition and adjustments to valuation allowances for deferred tax assets.

Other Intangible Assets

                                                             December 31,
(In millions)                                           2005             2004
--------------------------------------------------------------------------------
Finite-lived intangible assets                       $  21.6               9.6
Accumulated amortization                                (5.0)             (2.5)
--------------------------------------------------------------------------------
Intangible assets, net (a)                           $  16.6               7.1
================================================================================
(a)  Includes $0.9 million in 2004 related to BAX Global.


The Company's intangible assets are included in other assets on the balance sheet and consist primarily of covenants not to compete and customer lists.


Note 9 - Other Assets
================================================================================



                                                                                       December 31,
(In millions)                                                                      2005             2004
---------------------------------------------------------------------------------------------------------
Deferred subscriber acquisition costs                                           $  72.1              65.1
Investment in unconsolidated entities:
   Cost method (a)                                                                 23.4              23.4
   Equity method                                                                   15.7              17.1
Deferred charges for aircraft heavy maintenance                                     -                18.7
Long-term receivables                                                              15.9              16.7
Prepaid pension assets (see note 4)                                                 -                14.1
Intangible assets, net (see note 8)                                                16.6               7.1
Other                                                                              23.3              29.6
---------------------------------------------------------------------------------------------------------
Other assets (b)                                                                $ 167.0             191.8
=========================================================================================================

(a) As discussed in note 1, the Company retrospectively adjusted its cost method investment in 2004 to reflect the adoption of FSP APB 18-1, increasing the investment by $14.5 million for cumulative currency translation losses.

(b) Includes $32.2 million in 2004 related to BAX Global.


Note 10 - Accrued Liabilities
================================================================================



                                                                                        December 31,
(In millions)                                                                      2005             2004
---------------------------------------------------------------------------------------------------------
Payroll and other employee liabilities                                          $ 103.2             135.9
Taxes                                                                              92.4             111.5
Postretirement benefits other than pensions (see note 4)                           56.4              52.9
Aircraft lease turnback obligations (a)                                               -              52.2
Withdrawal obligation for coal related multi-employer pension plan (see note 4)    30.5              36.6
Workers' compensation and other claims                                             31.9              37.6
Other                                                                             140.2             185.8
---------------------------------------------------------------------------------------------------------
Accrued liabilities (b)                                                         $ 454.6             612.5
=========================================================================================================

(a) Aircraft lease turnback obligations represent amounts estimated to be paid related to heavy maintenance upon the expiration of aircraft lease agreements.

(b)  Includes $167.7 million in 2004 related to BAX Global.

Note 11 - Other Liabilities
================================================================================


                                                                                               December 31,
(In millions)                                                                                2005        2004
--------------------------------------------------------------------------------------------------------------
Workers' compensation and other claims                                                     $  61.9        65.1
Minority interest                                                                             41.5        40.0
Other                                                                                         74.0        71.7
--------------------------------------------------------------------------------------------------------------
Other liabilities (a)                                                                      $ 177.4       176.8
==============================================================================================================

(a) Includes $15.3 million in 2004 related to BAX Global.


Note 12 - Long-Term Debt
================================================================================


--------------------------------------------------------------------------------------------------------------
                                                                                               December 31,
(In millions, denominated in U.S. dollars unless noted)                                      2005        2004
--------------------------------------------------------------------------------------------------------------
Bank credit facilities:
   Revolving Facility (year-end weighted average rate of 3.75% in 2005 and 2.90% in 2004)  $ 123.6        18.4
   Euro-denominated credit facilities of French subsidiaries (year-end weighted average
     rate of 3.23% in 2005 and 3.11% in 2004)                                                  3.9         7.5
   Other non-U.S. dollar denominated facilities (year-end weighted average rate of 9.53%
     in 2005 and 9.92% in 2004)                                                               15.9        20.6
--------------------------------------------------------------------------------------------------------------
                                                                                             143.4        46.5
--------------------------------------------------------------------------------------------------------------

Senior Notes:
   Series A, 7.84%, due 2006-2007                                                             36.7        55.0
   Series B, 8.02%, due 2008                                                                  20.0        20.0
   Series C, 7.17%, due 2006-2008                                                             20.0        20.0
--------------------------------------------------------------------------------------------------------------
                                                                                              76.7        95.0
--------------------------------------------------------------------------------------------------------------

Other:
   Capital leases (average rates: 5.55% in 2005 and 5.35% in 2004)                            24.1        32.0
   Dominion Terminal Associates 6.0% bonds, due 2033                                          43.2        43.2
--------------------------------------------------------------------------------------------------------------

       Total long-term debt (a)                                                              287.4       216.7

Current maturities of long-term debt:
   Bank credit facilities                                                                      2.9         6.0
   Senior Notes                                                                               25.0        18.3
   Capital leases                                                                              7.6        10.8
--------------------------------------------------------------------------------------------------------------
       Total current maturities of long-term debt                                             35.5        35.1
--------------------------------------------------------------------------------------------------------------

Total long-term debt excluding current maturities                                          $ 251.9       181.6
==============================================================================================================

(a)  Includes $2.7 million in 2004 related to BAX Global.

The Company has an unsecured $400 million revolving bank credit facility ("Revolving Facility") with a syndicate of banks against which it may borrow (or otherwise satisfy credit needs) on a revolving multi-currency basis over a five-year term ending in October 2009. At December 31, 2005, $276.4 million was available for use under the Revolving Facility. The Company has the option to borrow based on LIBOR plus a margin, prime rate or a competitive bid among the individual banks. The margin on LIBOR borrowings, which can range from 0.3% to 1.0% depending on the Company's credit rating, was 0.6% at December 31, 2005. When borrowings and letters of credit under the Revolving Facility are in excess of $200 million, the applicable interest rate is increased by 0.125%. The Company also pays an annual facility fee on the Revolving Facility based on the Company's credit rating. The facility fee, which can range from 0.1% to 0.25%, was 0.15% as of December 31, 2005.

The Company has an unsecured $150 million credit facility with a bank to provide letters of credit and other borrowing capacity over a five-year term ending in December 2009 (the "Letter of Credit Facility"). The costs of these letters of credit are expected to be approximately the same as borrowings under its $400 million facility discussed above. As of December 31, 2005, $5.9 million was available for use under this revolving credit facility. The Revolving Facility and the multi-currency revolving credit facilities described below are also used for the issuance of letters of credit and bank guarantees.

The Company has three unsecured multi-currency revolving bank credit facilities totaling $121.4 million in available credit at December 31, 2005, of which $50.8 million was unused. When rates are favorable, the Company also borrows from other banks under short-term uncommitted agreements. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts borrowed under these agreements are included in short-term borrowings.

At December 31, 2005, the Company had $76.7 million of Senior Notes outstanding that are scheduled to be repaid in 2006 through 2008, including $18.3 million which was paid as scheduled in January 2006. Interest on each series of the Senior Notes is payable semiannually, and the Company has the option to prepay all or a portion of the Senior Notes prior to maturity subject to a make-whole provision. The Senior Notes are unsecured. On February 28, 2006, the Company gave notice to the holders of the Senior Notes that the Company would elect to prepay the remaining $58.4 million outstanding in the first quarter of 2006. A make-whole payment of approximately $1.7 million is expected to be paid in connection with this prepayment.

Minimum repayments of long-term debt, excluding the repayments of Senior Notes discussed above, are as follows:

                               Capital        Other long-
     (In millions)             Leases          term debt      Total
     --------------------------------------------------------------
     2006                   $    7.6              2.9          10.5
     2007                        5.3             11.2          16.5
     2008                        3.9              1.8           5.7
     2009                        3.5            124.4         127.9
     2010                        2.2              0.8           3.0
     Later years                 1.6             45.5          47.1
     --------------------------------------------------------------
     Total (a)              $   24.1            186.6         210.7
     ==============================================================
     (a)  Excludes repayments of BAX Global's $2.9 million long-term debt.

Capital Leases

Property under capital leases are included in property and equipment as follows:

                                             Asset Balance at December 31,
--------------------------------------------------------------------------
(In millions)                                 2005                 2004
--------------------------------------------------------------------------
Asset class:
   Buildings                             $     28.3                 31.7
   Vehicles                                    54.5                 61.2
   Machinery and equipment                     15.2                 17.1
--------------------------------------------------------------------------
                                               98.0                110.0
   Less: accumulated amortization              56.4                 59.3
--------------------------------------------------------------------------
   Total (a)                             $     41.6                 50.7
==========================================================================
(a)  Includes $2.2 million in 2004 related to BAX Global.


The Company's Brink's, BHS, and BAX Global subsidiaries have guaranteed the Revolving Facility, the Letter of Credit Facility and the Senior Notes. As of January 31, 2006, BAX Global is no longer a guarantor as a result of the sale of BAX Global. The Revolving Facility, the Letter of Credit Facility, the agreement under which the Senior Notes were issued and the multi-currency revolving bank credit facilities each contain various financial and other covenants. The financial covenants, among other things, limit the Company's total indebtedness, limit the use of proceeds on sales of assets (including the sale of BAX Global), provide for minimum coverage of interest costs, and require the Company to maintain a minimum level of net worth. The credit agreements do not provide for the acceleration of payments should the Company's credit rating be reduced. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated and the commitment could be withdrawn. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other loan agreements. The Company was in compliance with all financial covenants at December 31, 2005.

In 2003, at the Company's request, the Peninsula Ports Authority of Virginia issued a new series of bonds to replace the previous bonds related to Dominion Terminal Associates, a deep water coal terminal in which the Company no longer has an interest. The Company continues to pay interest on and guarantee payment of the $43.2 million principle of the new bonds and ultimately will have to pay for the retirement of the new bonds in accordance with the terms of the guarantee. The new bonds bear a fixed interest rate of 6.0% and mature in 2033. The new bonds may mature prior to 2033 upon the occurrence of specified events such as the determination that the bonds are taxable or the failure of the Company to abide by the terms of its guarantee.

At December 31, 2005, the Company had undrawn unsecured letters of credit and guarantees totaling $221.1 million, including $144.1 million issued under the Letter of Credit Facility, and $44.1 million issued under the multi-currency revolving bank credit facility. These letters of credit primarily support the Company's obligations under various self-insurance programs, credit facilities and aircraft leases.

Note 13 - Accounts Receivable and Asset Securitization
================================================================================

                                                   December 31,
(In millions)                              2005                      2004
---------------------------------------------------------------------------
Trade                                 $   372.0                      716.1
Other                                      58.4                       60.1
---------------------------------------------------------------------------
                                          430.4                      776.2
Estimated uncollectible amounts           (11.3)                     (26.7)
---------------------------------------------------------------------------
Accounts receivable, net (a)          $   419.1                      749.5
===========================================================================

(a) Includes $377.6 million for trade and other receivables, net of $10.6 million in estimated uncollectible amounts in 2004, related to BAX Global in 2004.


In December 2000, the Company entered into a five-year agreement to sell a revolving interest in BAX Global's U.S. domestic accounts receivable through a commercial paper conduit program. The primary purpose of the agreement was to obtain access to a lower-cost source of funds. The securitization program terminated in December 2005 under the terms of the agreement.

Qualifying accounts receivable of BAX Global's U.S. operations were sold on a monthly basis, without recourse, to BAX Funding Corporation ("BAX Funding"), a wholly owned consolidated special-purpose subsidiary of BAX Global. BAX Funding then sold an undivided interest in the entire pool of accounts receivable to a bank-sponsored conduit entity. The conduit issued commercial paper to finance the purchase of its interest in the receivables. Under the program, BAX Funding could sell up to a $90 million interest in the receivables pool to the conduit. During the term of the agreement, the conduit's interest in daily collections of accounts receivable was reinvested in newly originated receivables.

                                                       December 31,
(In millions)                                             2004
-------------------------------------------------------------------
Accounts receivable purchased by BAX Funding:
   Total pool                                    $        118.9
   Revolving interest sold to conduit                     (25.0)
-------------------------------------------------------------------
Amount included in accounts receivable           $         93.9
===================================================================


Due to the short-term nature of the Company's retained interest in accounts receivable, its fair value approximated carrying value, net of an appropriate allowance. The Company did not record a servicing asset or liability because the average servicing period for accounts receivable approximated one month.

The discounts and other fees of the accounts receivable securitization are included as a component of the Company's income (loss) from discontinued operations. Expense recorded was as follows:

                                                       Years Ended December 31,
(In millions)                                            2005    2004     2003
------------------------------------------------------------------------------
Discounts and other fees of BAX Global's accounts
   receivable securitization program                  $  2.7      1.7      1.7
==============================================================================

Note 14 -Operating Leases
================================================================================

The Company leases facilities, vehicles, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options. The Company expects that in the normal course of business, the majority of operating leases will be renewed or replaced by other leases.

As of December 31, 2005, future minimum lease payments under noncancellable operating leases with initial or remaining lease terms in excess of one year are included below. The table excludes operating leases related to BAX Global. See note 5 for information about leases related to BAX Global.


(In millions)       Facilities      Vehicles      Other       Total
-------------------------------------------------------------------
2006              $     34.1          29.0         3.6         66.7
2007                    27.8          23.4         2.9         54.1
2008                    20.7          17.9         2.4         41.0
2009                    15.9          11.1         1.7         28.7
2010                    11.6           7.5         1.0         20.1
Later years             35.8          10.7         0.7         47.2
-------------------------------------------------------------------
                  $    145.9          99.6        12.3        257.8
===================================================================


The table above includes lease payments for the initial accounting lease term and all renewal periods for most vehicles under operating leases used in Brink's and BHS' U.S. operations. If the Company were to not renew these leases, it would be subject to a residual value guarantee. The Company's maximum residual value guarantee was $58.3 million at December 31, 2005. If the Company continues to renew the leases and pays all of the lease payments for the vehicles that have been included in the above table (which aggregate lease payments decline over four to eight years), this residual value guarantee will reduce to zero at the end of the final renewal period. In addition, the Company has $4.9 million of maximum guaranteed residuals on another operating lease.

Net rent expense included in continuing operations amounted to $84.3 million in 2005, $74.4 million in 2004 and $76.1 million in 2003.

Note 15 - Share-Based Compensation Plans
================================================================================

The Company has stock incentive plans to encourage employees and nonemployee directors to remain with the Company and to more closely align their interests with those of the Company's shareholders.

Stock Option Plans

In May 2005, the shareholders of the Company approved the 2005 Equity Incentive Plan (the "2005 Plan") as the successor plan to the 1988 Stock Option Plan (the "1988 Plan"). As a result, the 1988 Plan terminated in May 2005 except as to options still outstanding. The 2005 Plan is similar to the 1988 Plan but also allows for grants of restricted stock and restricted stock units as well as performance units and other share-based awards. No restricted stock, restricted stock units, performance units or share-based awards other than stock options were granted in 2005 under the 2005 Plan. The Company also has a Non-Employee Directors' Stock Option Plan (the "Directors' Plan").

Options are granted at a price not less than the average quoted market price on the date of grant. All grants in the last three years under the 2005 Plan and the 1998 Plan have a maximum term of six years and all of these grants either vest over three years from the date of grant or vest 100% at the end of the third year. The Directors' Plan options are granted with a maximum term of ten years and vest in full at the end of six months. There are 4.6 million shares underlying options that are authorized, but not yet granted. Although it has not expressed any intent to do so, the Company has the right to amend, suspend, or terminate its stock incentive plans at any time by action of the Company's Board of Directors.

The table below summarizes the activity in all plans for options of the Company's common stock for 2005, 2004 and 2003.

                                                          Per Share
                                                       Weighted Average
(Shares in thousands)                   Shares          Exercise Price
-----------------------------------------------------------------------

Outstanding at December 31, 2002        4,059          $     23.29
Granted                                   629                15.24
Exercised                                (121)               14.10
Forfeited or expired                     (611)               30.79
-----------------------------------------------------------------------

Outstanding at December 31, 2003        3,956                21.14
Granted                                   937                31.88
Exercised                              (1,262)               19.63
Forfeited or expired                     (362)               35.18
-----------------------------------------------------------------------

Outstanding at December 31, 2004        3,269                23.24
Granted                                   699                35.95
Exercised                              (1,498)               21.06
Forfeited or expired                     (131)               26.62
-----------------------------------------------------------------------

Outstanding at December 31, 2005        2,339          $     28.25
=======================================================================

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2005.



(Shares in thousands)      Stock Options Outstanding                    Stock Options Exercisable
---------------------------------------------------------------------------------------------------
                               Weighted Average          Per Share                     Per Share
   Range of                  Remaining Contractual   Weighted Average              Weighted Average
Exercise Prices        Shares    Life (Years)         Exercise Price      Shares    Exercise Price
---------------------------------------------------------------------------------------------------
$  13.66 to 14.99        52           4.2             $    14.15            52        $   14.15
   15.00 to 15.49       429           3.5                  15.27           153            15.27
   15.50 to 21.49       309           2.5                  21.37           309            21.37
   21.50 to 31.99        99           3.4                  23.64            99            23.64
   32.00 to 33.99       741           4.6                  32.71           157            32.81
   34.00 to 35.99       648           5.5                  35.79             -             -
   36.00 to 159.12       61           5.9                  39.79            20            41.67
---------------------------------------------------------------------------------------------------
     Total            2,339           4.3             $    28.25           790        $   22.77
===================================================================================================


There were 1.5 million shares of exercisable options with a weighted-average exercise price of $20.68 per share at December 31, 2004 and 2.3 million shares of exercisable options with a weighted-average exercise price of $22.62 per share at December 31, 2003.

In conjunction with the sale of BAX Global in the first quarter of 2006, 0.3 million options held by BAX Global employees were modified such that the options became immediately vested. This modification will result in additional compensation expense of $7.4 million and will be recorded within discontinued operations in the first quarter of 2006. The weighted-average exercise price of these options is $25.67 and the options must be exercised within 90 days.

Employee Stock Purchase Plan

Under the 1994 Employee Stock Purchase Plan (the "ESPP"), as amended in 2004, the Company was authorized to issue common stock to eligible employees. The ESPP was terminated in June 2005. The ESPP was a noncompensatory plan that allowed eligible employees to buy the Company's common stock at below market value, subject to plan limitations on the amount an employee could purchase annually. Under the ESPP, the Company sold approximately 0.1 million shares of common stock to employees in both 2005 and 2004, and approximately 0.2 million shares in 2003.

Note 16 - Capital Stock
================================================================================

Repurchase Program

The Company has the remaining authority to purchase up to 1.0 million shares of common stock under a share repurchase program authorized by the board of directors, with an aggregate purchase price limitation of $19.1 million.

Employee Benefits Trust

The Brink's Company Employee Benefits Trust (the "Trust") holds shares of the Company's common stock to fund obligations under compensation and employee benefit programs that provide for the issuance of stock. The Company issued 2.1 million shares in 2005 and 2.5 million shares in 2004 of common stock to the Trust. Shares held by the Trust that have not been allocated to employees are accounted for at fair value as a reduction of shareholders' equity similar to treasury stock. Shares of common stock will be voted by the trustee in the same proportion as those voted by the Company's employees participating in the Company's 401(k) plan.

Preferred Stock

At December 31, 2005, the Company has authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

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

Note 17 - Income Taxes
================================================================================


                                                                        Years Ended December 31,
(In millions)                                                      2005           2004           2003
-------------------------------------------------------------------------------------------------------

Income from continuing operations before income taxes

U.S.                                                          $    45.1           56.5            34.7
Foreign                                                            46.7           55.6            39.6
-------------------------------------------------------------------------------------------------------
Total                                                         $    91.8          112.1            74.3
=======================================================================================================

Income tax expense (benefit)

Current

U.S. federal                                                  $    (0.3)           0.1            17.7
State                                                               1.9            5.4             1.0
Foreign                                                            36.1           26.5            14.8
-------------------------------------------------------------------------------------------------------
                                                                   37.7           32.0            33.5
-------------------------------------------------------------------------------------------------------

Deferred

U.S. federal                                                       10.0           13.2           (12.6)
State                                                              (2.1)           -               3.7
Foreign                                                             3.9           (4.6)           11.8
-------------------------------------------------------------------------------------------------------
                                                                   11.8            8.6             2.9
-------------------------------------------------------------------------------------------------------
                                                              $    49.5           40.6            36.4
=======================================================================================================


The U.S. federal current income tax provision on continuing operations in 2003 was offset by U.S. federal current tax benefits included in the loss from discontinued operations.


                                                                        Years Ended December 31,
(In millions)                                                      2005           2004           2003
-------------------------------------------------------------------------------------------------------
Comprehensive provision (benefit) for income taxes allocable to

Continuing operations                                         $    49.5           40.6           36.4
Discontinued operations                                            (3.7)          32.9           27.3
Change in accounting principle                                     (0.9)           -              -
Other comprehensive income (loss)                                 (13.6)          (3.9)          15.9
Shareholders' equity                                              (15.1)          (4.7)          (0.2)
-------------------------------------------------------------------------------------------------------
                                                              $    16.2           64.9           79.4
=======================================================================================================

The components of the net deferred tax asset are as follows:



                                                                              December 31,
-------------------------------------------------------------------------------------------------
(In millions)                                                            2005              2004
-------------------------------------------------------------------------------------------------
Deferred tax assets

Postretirement benefits other than pensions                        $    115.6              125.2
Pension liabilities                                                      78.1               56.0
Multi-employer pension plan withdrawal liabilities                       10.9               12.8
Workers' compensation and other claims                                   42.4               46.8
Deferred revenue                                                         69.1               60.4
Deferred tax on investment in BAX Global                                  9.2                -
Other assets and liabilities                                             70.0              137.3
Net operating loss carryforwards                                         44.1               78.4
Alternative minimum and other tax credits                                79.4               56.1
-------------------------------------------------------------------------------------------------
Subtotal                                                                518.8              573.0
Valuation allowances                                                    (42.1)             (55.8)
-------------------------------------------------------------------------------------------------
Total deferred tax assets                                               476.7              517.2
-------------------------------------------------------------------------------------------------

Deferred tax liabilities

Property and equipment, net                                              84.3              130.1
Prepaid pension assets                                                    6.2                9.5
Other prepaid assets                                                     25.3               20.4
Other assets and miscellaneous                                           12.3               33.4
-------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                          128.1              193.4
-------------------------------------------------------------------------------------------------
Net deferred tax asset                                             $    348.6              323.8
=================================================================================================

Included in:
   Current assets                                                  $    174.0              116.0
   Noncurrent assets                                                    196.9              234.7
   Current liabilities, included in accrued liabilities                  (3.5)              (0.9)
   Noncurrent liabilities                                               (18.8)             (26.0)
-------------------------------------------------------------------------------------------------
Net deferred tax asset (a)                                         $    348.6              323.8
=================================================================================================

(a) Includes a net deferred tax asset of $26.6 million in 2004 related to BAX Global.


The valuation allowances relate to deferred tax assets in various state and non-U.S. jurisdictions. Based on the Company's historical and expected future taxable earnings, and a consideration of available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, net of valuation allowances, at December 31, 2005.

The following table reconciles the difference between the actual tax provision from continuing operations and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% in each year to the income from continuing operations before income taxes.


                                                        Years Ended December 31,
(In millions)                                             2005     2004    2003
--------------------------------------------------------------------------------

Income tax expense computed at 35% statutory rate        $ 32.1    39.2    26.0
Increases (reductions) in taxes due to:
   Adjustments to valuation allowances                     18.6     2.1    15.5
   State income taxes, net                                  1.9     2.7     3.1
   Medicare subsidy of postretirement costs                (2.1)   (2.0)    -
   Repatriation of foreign earnings under the AJCA          2.9     -       -
   Foreign income taxes                                     4.7    (0.3)   (0.5)
   Foreign tax credit carryover                            (3.9)    -       -
   Taxes on undistributed earnings of foreign affiliates    0.7    (1.7)    1.2
   Changes in accrual for tax contingencies                (3.8)    1.2    (2.0)
   Adjustments to current and deferred tax accounts        (0.9)   (0.3)   (5.8)
   Other                                                   (0.7)   (0.3)   (1.1)
--------------------------------------------------------------------------------
Actual income tax expense on continuing operations       $ 49.5    40.6    36.4
================================================================================


Adjustments  to the  beginning-of-year  valuation  allowance of $10.0 million in
2005, $1.4 million in 2004 and $15.1 million in 2003 related primarily to several international operations with a recent history of losses. The valuation allowance also increased by $8.6 million in 2005, $0.7 million in 2004 and $0.4 million in 2003 to offset the net increase in deferred tax assets in jurisdictions where the Company had previously concluded that valuation allowances were necessary. The valuation allowances were required due to the Company's assessment that these assets did not meet the more-likely-than-not recognition criteria of SFAS 109.

Adjustments were made to the Company's current and deferred tax assets and liabilities in each of the prior three years based on a detailed analysis conducted by the Company. The Company also recognized tax benefits related to uncertain tax positions upon favorable settlements of issues relating primarily to the Company's state tax returns in 2005 and U.S. federal tax returns in 2003.

As of December 31, 2005, the Company has not recorded U.S. federal deferred income taxes on approximately $145 million of undistributed earnings of its foreign subsidiaries and equity affiliates related to continuing operations. It is expected that these earnings will be permanently reinvested in operations outside the U.S. It is not practical to compute the estimated deferred tax liability on these earnings.

The Company repatriated cash of $71.2 million in 2005, including $22.4 million related to BAX Gobal's non-U.S. subsidiaries, under the repatriation provision of the American Jobs Creation Act of 2004. The Company recognized $3.6 million of additional income tax expense in 2005, including $0.7 million included as a component of discontinued operations, related to the repatriation.

The Company's U.S. entities file a consolidated U.S. federal income tax return.

As of December 31, 2005, the Company had approximately $72 million of alternative minimum tax credits and $7.4 million of foreign tax credits available to offset future U.S. federal income taxes. Under current tax law, the carryforward period for the alternative minimum tax credits is unlimited, and the 10-year carryforward period for the foreign tax credits will expire in 2013 with respect to $2.9 million, in 2014 with respect to $2.5 million, and in 2015 with respect to $2.0 million.


The gross amount of the net operating loss carryforwards as of December 31, 2005 was $146.3 million related to continuing operations. The tax benefit of net operating loss carryforwards, before valuation allowances, as of December 31, 2005 was $44.1 million, and expire as follows:

(In millions)                Federal        State     Foreign      Total
------------------------------------------------------------------------
Year of expiration:
   2006-2010            $       -            0.3        6.2         6.5
   2011-2015                    -            -          1.6         1.6
   2016 and thereafter          -            1.2        -           1.2
   Unlimited                    -            -         34.8        34.8
------------------------------------------------------------------------
                        $       -            1.5       42.6        44.1
========================================================================


The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions and the Company has accrued approximately $13 million for related contingencies at December 31, 2005. While it is difficult to predict the final outcome of the various issues that may arise during an examination, the Company believes that it has adequately provided for all contingent income tax liabilities, penalties and interest.


Note 18 - Supplemental Cash Flow Information
================================================================================


                                                        Years Ended December 31,
(In millions)                                            2005      2004     2003
--------------------------------------------------------------------------------
Cash paid for:
   Interest                                            $  23.9     19.3     23.9
   Income taxes, net                                      70.4     34.4     25.3
================================================================================
Other noncash financing activities - settlement of
   employee benefits with Company common shares        $  20.2     16.3     16.8
================================================================================


As part of the Company's changes to its U.S. pension plans, beginning on January 1, 2006, the Company will make matching contributions related to its 401(k) plans in cash rather than in the Company's common stock.

The Company's sales of natural resource assets in 2004 and 2003 included noncash proceeds, primarily the assumption of liabilities by the purchaser. Noncash proceeds were $14.8 million in 2004 and $2.6 million in 2003.

Note 19- Other Operating Income, Net
================================================================================

                                                        Years Ended December 31,
(In millions)                                              2005    2004     2003
--------------------------------------------------------------------------------

Gain on sale of equity interest                          $   -      -       10.4
Gains on sale of operating assets and mineral rights, net    9.6    5.7      7.7
Share in earnings of equity affiliates                       3.4    1.0      0.3
Royalty income                                               2.0    1.6      1.7
Foreign currency transaction losses, net                    (3.1)  (0.2)     -
Impairment losses                                           (1.3)  (0.3)     -
Penalties on unpaid value-added taxes                        -     (0.4)     -
Other                                                        4.4    3.7      1.9
--------------------------------------------------------------------------------
Total                                                    $  15.0   11.1     22.0
================================================================================


In October 2003, the Company sold its 23.3% equity interest in MPI Mines Ltd., an Australian exploration and development company with interests in gold and nickel, for $18.8 million in cash and recognized a $10.4 million pretax gain in continuing operations.

In November 2003, the Company sold substantially all of its remaining coal-related assets for $14 million in cash plus the assumption of reclamation and other liabilities for total proceeds of $28.8 million. The Company recognized gains of $5.8 million in 2005 and $0.3 million in 2004 as liabilities related to reclamation were formally transferred to the buyer.

In addition, a $3.1 million gain on the sale of residual assets and mineral rights related to former mining operations in Kentucky was recognized in 2005.


Note 20 - Interest and Other Nonoperating Income (Expense), Net
================================================================================


                                                      Years Ended December 31,
-------------------------------------------------------------------------------
(In millions)                                         2005      2004      2003
-------------------------------------------------------------------------------

Interest income                                   $    4.7        3.8      5.4
Dividend income from real estate investment            4.1         -        -
Gains (losses) on sales of marketable securities       0.2        4.3     (0.2)
Gain on monetization of coal royalty agreement          -          -       2.6
Other, net                                             0.3       (0.2)     1.2
-------------------------------------------------------------------------------
Total                                             $    9.3        7.9      9.0
===============================================================================

Note 21 - Risk Management
================================================================================

The Company has risk management policies designed to minimize the impact on earnings and cash flows from fluctuations in interest rates, commodity prices and foreign exchange rates. The Company utilizes derivative and non-derivative financial instruments in order to manage these risks. The Company does not use derivative financial instruments for purposes other than hedging underlying commercial or financial exposures of the Company. The risk that counterparties to these derivative financial instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions with investment grade credit ratings. The Company does not expect to incur a loss from the failure of any counterparty to perform under the agreements. In addition, depending on market conditions, the Company has been able to adjust its pricing through the use of surcharges to partially offset large increases in the cost of commodities such as jet fuel.

Derivative Financial Instruments

The Company had net fair value liabilities of $0.1 million at December 31, 2005 and net fair value assets of $0.2 million at December 31, 2004 associated with BAX Global's foreign currency forward contacts. The outstanding derivative financial instruments were assumed by the purchaser of BAX Global in January 2006.

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

                                          December 31,
                              2005                          2004
---------------------------------------------------------------------------
                       Fair         Carrying          Fair         Carrying
(In millions)          Value         Values           Value         Values
---------------------------------------------------------------------------
Senior Notes    $       79.5           76.7           102.6           95.0
DTA bonds               48.8           43.2            46.6           43.2
===========================================================================

Note 22 - Other Commitments and Contingencies
================================================================================


Purchase Obligations

At December 31, 2005, the Company had noncancelable commitments for $23.0 million for equipment purchases, and information technology and other services.

Value-added taxes ("VAT") and customs duties

During 2004, the Company determined that one of its non-U.S. Brink's business units had not paid customs duties and VAT with respect to the importation of certain goods and services. The Company was advised that civil and criminal penalties could be asserted for the non-payment of these customs duties and VAT. Although no penalties have been asserted to date, they could be asserted at any time. The business unit has provided the appropriate government authorities with an accounting of unpaid customs duties and VAT and has made payments covering its calculated unpaid VAT. As a result of its investigation, the Company accrued charges of $1.1 million to operating profit and recorded estimated interest expense of $0.7 million related to this matter during 2004. The Company believes that the range of reasonably possible losses is between $0.4 million and $3.0 million for potential penalties on unpaid VAT and between $0 and $35 million for unpaid customs duties and associated penalties. The Company believes that the assertion of the penalties on unpaid customs duties would be excessive and would vigorously defend against any such assertion. The Company does not expect to be assessed interest charges in connection with any penalties that may be asserted. The Company continues to diligently pursue the timely resolution of this matter and, accordingly, the Company's estimate of the potential losses could change materially in future periods. The assertion of potential penalties may be material to the Company's financial position and results of operations.

BAX Global's Litigation

BAX Global is defending a claim related to the apparent diversion by a third party of goods being transported for a customer. Although BAX Global is defending this claim vigorously and believes that its defenses have merit, it is possible that this claim ultimately may be decided in favor of the claimant. If so, the Company expects that the ultimate amount of reasonably possible unaccrued losses could range from $0 to $9 million. The Company has contractually indemnified the purchaser of BAX Global for this contingency.

BAX Global's Taxes

The Company has retained all pre-closing tax assets and liabilities related to BAX Global, except deferred income taxes. The Company has $23.3 million accrued for these net tax liabilities at December 31, 2005.

Former Coal Operations

At December 31, 2005, the Company had obligations of $8.6 million (at net present value) under mineral lease agreements that give it the right to access and mine coal properties in exchange for required minimum annual payments. These agreements require that the Company pay royalties to lessors based on production of coal or minimum amounts if coal is not produced.

BHS contingency for a component

BHS has been notified by one of its equipment suppliers that it is reviewing data associated with the reliability of a component. The supplier is examining currently available data and developing additional data in order to complete the review. The conclusions from the review could range from the confirmation of the reliability of the component to a requirement to replace the component. The Company does not currently believe that actions, if any, stemming from this review will have a material impact on the Company's financial position. The Company expects to be reimbursed for costs, if any, that may be incurred in responding to the review. However, depending upon the timing and amounts of expenditures and reimbursements, there could be an impact on results of operations for individual quarters in 2006.

Gain Contingency - Insurance claims

The Company expects to file insurance claims of $4.0 million to $6.5 million related to property damage and business interruption insurance coverage for losses sustained from Hurricane Katrina. As of December 31, 2005 the Company has recorded a receivable of $2.2 million for claims to be filed, which equals the amount of hurricane-related property losses recognized to date. Because the Company's property damage insurance coverage provides for replacement value, the Company expects to record proceeds in excess of realized losses when the claims are ultimately settled. Claims for lost revenues under business interruption coverage will be recognized as operating income when the claims are settled.

Surety Bonds

The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers' compensation, to reclaim lands used for mining by the Company's former coal operations and to satisfy other obligations. As of December 31, 2005, the Company had outstanding surety bonds with third parties totaling approximately $71.8 million that it has arranged in order to satisfy various security requirements. Most of these bonds provide financial security for previously recorded liabilities. The Company expects $9.4 million of the outstanding surety bonds to be replaced with surety bonds provided by the purchaser of BAX Global. Surety bonds are typically renewable on a yearly basis; however, there can be no assurance the bonds will be renewed or that premiums in the future will not increase.

If the remaining surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its Letter of Credit Facility and its Revolving Facility to provide letters of credit or other collateral to secure its obligations.

The Company has issued letters of credit under its Letter of Credit Facility, described in "Debt" above, to satisfy a portion of its security requirements. At December 31, 2005, $135.8 million of the $144.1 million issued letters of credit was used to satisfy security requirements.

Note 23 - Selected Quarterly Financial Data (unaudited)
================================================================================


                                                  2005 Quarters                       2004 Quarters
(In millions, except per share amounts)    1st     2nd      3rd    4th (a)      1st   2nd       3rd    4th (b)
-------------------------------------------------------------------------------------------------------------
Revenues                              $  601.1   633.5    651.3   663.1    $  540.0  551.2    580.3    606.0
Operating profit                          29.0    18.3     44.0    24.1        31.4   25.7     45.0     35.3
Income (loss) from:
   Continuing operations              $   10.5     2.2     23.4     6.2    $   14.9   11.8     28.3     16.5
   Discontinued operations                 3.1    13.1     42.4    46.9        10.9    6.8      9.8     22.5
   Cumulative effect of change in
     accounting principle                  -        -       -      (5.4)        -       -        -         -
-------------------------------------------------------------------------------------------------------------
Net income                            $   13.6    15.3     65.8    47.7    $   25.8   18.6     38.1     39.0
=============================================================================================================

Net income (loss) per common share:
Basic:
   Continuing operations              $   0.19    0.04     0.41    0.11   $    0.28   0.21     0.52     0.30
   Discontinued operations                0.05    0.23     0.76    0.82        0.20   0.13     0.17     0.41
   Cumulative effect of change in
     accounting principle                   -        -       -    (0.09)        -      -         -       -
-------------------------------------------------------------------------------------------------------------
Basic                                 $   0.24    0.27     1.17    0.84   $    0.48   0.34     0.69     0.71
=============================================================================================================

Diluted:
   Continuing operations              $   0.19    0.04     0.41    0.11   $    0.27   0.21     0.51     0.29
   Discontinued operations                0.05    0.23     0.74    0.81        0.20   0.13     0.17     0.41
   Cumulative effect of change in
     accounting principle                   -       -        -    (0.09)         -      -        -        -
-------------------------------------------------------------------------------------------------------------
Diluted                               $   0.24    0.27     1.15    0.83   $    0.47   0.34     0.68     0.70
=============================================================================================================

Dividends declared per common share   $  0.025   0.025    0.025   0.025   $   0.025  0.025    0.025    0.025
Stock prices:
   High                               $  39.70   37.36    41.50   49.17   $   28.38  34.47    34.29    39.91
   Low                                   33.43   29.73    35.50   37.85       22.71  27.57    25.80    30.00
=============================================================================================================

(a) The Company's results of operations in the fourth quarter of 2005 includes an after-tax charge of $5.4 million to reflect the cumulative effect of a change in accounting principle related to the adoption of FIN 47. During the fourth quarter of 2005, the Company reached a final settlement agreement related to all claims for Federal Black Lung Excise Tax and recorded a pretax gain of $15.1 million in discontinued operations. The Company received this refund in 2006. The Company results in the fourth quarter of 2005 included a $3.0 million gain as liabilities related to reclamation were formally transferred to the buyer. During the fourth quarter of 2005 the Company repatriated cash of $71.2 million, including $22.4 million related to BAX Global's non-U.S. subsidiaries, under the provision of the American Jobs Creation Act of 2004. The Company recorded additional income tax expense of $3.6 million in the fourth quarter of 2005, including $0.7 million included as a component of discontinued operations, related to the repatriation. During the fourth quarter of 2005, the Company recognized a $7.0 million deferred tax benefit in discontinued operations as a result of changing its intention regarding its investment in BAX Global.

(b) Income (loss) from discontinued operations in the fourth quarter of 2004 includes a $5.0 million pretax gain as a result of additional proceeds from the sale of a former coal operation, and $7.3 million of pretax income as a result of a decrease in the estimate of the Company's obligation related to the withdrawal from coal-related multiemployer pension plans.

(c) In November 2005, the Company's Board of Directors approved the sale of BAX Global. Accordingly, the quarterly results presented in this table have been reclassified to reflect BAX Global as discontinued operations.

At December 31, 2005, approximately $350 million of stockholders' equity was not available for dividends to shareholders due to limitations imposed by the Company's Revolving Facility and other lending arrangements (see note 12). Earnings per share amounts for each quarter are required to be computed independently. As a result, their sum may not equal the annual earnings per share. The Company's quarterly financial data has been reclassified to reflect the Company's BAX Global, natural gas, timber and gold as part of discontinued operations. The Company's common stock trades on the New York Stock Exchange as "BCO." As of March 1, 2006, there were approximately 2,657 shareholders of record of common stock.

                               THE BRINK'S COMPANY
                                and subsidiaries

                             SELECTED FINANCIAL DATA
================================================================================

Five Years in Review


(In millions, except per share amounts)                       2005        2004        2003       2002       2001
------------------------------------------------------------------------------------------------------------------
Revenues and Income

Revenues                                                  $ 2,549.0     2,277.5     1,999.4    1,862.3    1,793.9
Income from continuing operations                              42.3        71.5        37.9       57.6       58.5
Income (loss) from discontinued operations (a)                105.5        50.0        (8.5)     (31.5)     (41.9)
Cumulative effect of change in accounting principle (b)        (5.4)         -          -          -         -
------------------------------------------------------------------------------------------------------------------
Net income (loss)                                         $   142.4       121.5        29.4       26.1       16.6
==================================================================================================================

Financial Position

Property and equipment, net                               $   867.4       914.0       873.2      871.2      915.5
Total assets                                                3,036.9     2,692.7     2,548.6    2,459.9    2,423.2
Long-term debt, less current maturities                       251.9       181.6       221.5      304.2      257.4
Shareholders' equity                                          837.5       688.5       495.6      381.2      476.1
==================================================================================================================

Per Common Share

Basic, net income (loss):
   Continuing operations                                  $    0.75        1.31        0.71       1.08       1.13
   Discontinued operations (a)                                 1.88        0.92       (0.16)     (0.60)     (0.82)
   Cumulative effect of change in accounting principle (b)    (0.10)        -           -          -          -
------------------------------------------------------------------------------------------------------------------
Total basic                                               $    2.53        2.23        0.55       0.48       0.31
------------------------------------------------------------------------------------------------------------------
Diluted, net income (loss):
   Continuing operations                                  $    0.74        1.29        0.71       1.08       1.12
   Discontinued operations (a)                                 1.85        0.91       (0.16)     (0.60)     (0.81)
   Cumulative effect of change in accounting principle (b)    (0.09)         -           -          -         -
------------------------------------------------------------------------------------------------------------------
Total diluted                                             $    2.50        2.20        0.55       0.48       0.31
------------------------------------------------------------------------------------------------------------------
Cash dividends                                            $    0.10        0.10        0.10       0.10       0.10
==================================================================================================================

Weighted Average Common Shares Outstanding

Basic                                                          56.3        54.6        53.1       52.1       51.2
Diluted                                                        57.0        55.3        53.2       52.4       51.4
==================================================================================================================

(a) Income (loss) from discontinued operations reflects the operations and gains and losses on disposal of the Company's former coal, natural gas, timber, gold and BAX Global operations. Some of the expenses recorded within discontinued operations through 2002 are continuing after the disposition of the coal business and are recorded within continuing operations in 2003, 2004 and 2005. The expenses that continue primarily consist of postretirement and other employee benefits associated with Company-sponsored plans and black lung obligations, and administrative and legal expenses to oversee residual assets and retained benefit obligations. See notes 4 and 5. In accordance with APB 30, the Company included these expenses within discontinued operations for periods prior to 2003. Beginning in 2003, expenses related to Company-sponsored pension and postretirement benefit obligations, black lung obligations and related administrative costs are recorded as a component of continuing operations. The amount of expenses related to postretirement and other employee benefits associated with the Company-sponsored plans and black lung obligations that were charged to discontinued operations were $2 million and $53 million, for the years ended 2002 and 2001, respectively. Adjustments to contingent liabilities are continuing to be recorded within discontinued operations.

(b) The Company's 2005 results of operations includes a noncash after-tax charge of $5.4 million or $0.09 per diluted share to reflect the cumulative effect of a change in accounting principle pursuant to the adoption of FIN 47.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT
================================================================================

The Board of Directors, as elected by the shareholders, is divided into three classes, with the term of office of one of the three classes of directors expiring each year, and with each class being elected for a three-year term. Presently, there are twelve members of the Board of Directors, eleven of whom are outside directors with broad experience in business, finance and public affairs.

Roger G. Ackerman /1/, /3/, /4/
Retired Chairman and Chief Executive Officer - Corning Incorporated (specialty glass, ceramics and communications)

Betty C. Alewine /1/, /4/, /6/
Retired President and Chief Executive Officer - COMSAT Corporation (provider of global satellite services and digital networking services and technology)

James R. Barker /1/, /2/, /3/
Chairman - The Interlake Steamship Co. (vessel owners and operators of self unloaders); Chairmen - New England Fast Ferry Company, LLC (ferry owners and operators); Vice Chairman - Mormac Marine Group, Inc. (vessel operating Company); and Vice Chairman - Moran Towing Corporation (tug and barge owners and operators)

Marc C. Breslawsky /1/, /5/, /6/
Retired Chairman and Chief Executive Officer - Imagistics International Inc. (direct sales, service and marketing of enterprise office imaging and document solutions)

John S. Brinzo /1/, /2/, /5/
Chairman and Chief Executive Officer - Cleveland - Cliffs Inc (supplier of iron ore products to the steel industry in North America, China and Europe)

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

Murray D. Martin /1/, /5/, /6/
President and Chief Operating Officer - Pitney Bowes Inc. (provider of integrated mail and document management solutions)

Lawrence J. Mosner /1/, /2/, /5/
Retired Chairman and Chief Executive Officer - Deluxe Corporation (helps financial institutions and small businesses better manage, promote, and grow their businesses)

Carl S. Sloane /1/, /2/, /6/
Private Consultant and Ernest L. Arbuckle Professor of Business Administration, Emeritus, Harvard University, Graduate School of Business Administration

Ronald L. Turner /1/ /4/, /5/
Chairman, President and Chief Executive Officer - Ceridian Corporation (information services company engaged in providing outsourcing services to human resources, transportation and retail markets in the United States, Canada and Europe)


/1/ Executive Committee
/2/ Audit and Ethics Committee
/3/ Compensation and Benefits Committee
/4/ Corporate Governance and Nominating Committee
/5/ Finance Committee
/6/ Pension Committee


THE BRINK'S COMPANY
EXECUTIVE OFFICERS

Michael T. Dan
Chairman of the Board, President and Chief Executive Officer

James B. Hartough
Vice President - Corporate Finance and Treasurer

Frank T. Lennon
Vice President and Chief Administrative Officer

Austin F. Reed
Vice President, General Counsel and Secretary

Robert T. Ritter
Vice President and Chief Financial Officer