Form 10-K, Exhibit 13
period 2006-12-31
BRINKS CO
filed 2007-02-27
CIK 78890

Exhibit 13

Management’s Discussion and Analysis and Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operations	10
Results of Operations
Overview of Results	13
Consolidated Review	16
Brink’s, Incorporated	17
Brink’s Home Security, Inc.	24
Corporate Expense-The Brink’s Company	31
Former Operations	31
Retained Liabilities and Assets of Former Operations	32
Primary U.S. Pension Plan	37
Discontinued Operations	39
Other Operating Income, Net	41
Nonoperating Income and Expense	41
Income Taxes	42
Minority Interest	44
Foreign Operations	44
Liquidity and Capital Resources
Overview	45
Summary of Cash Flow Information	45
Operating Activities	46
Investing Activities	46
Business Segment Cash Flows	47
Financing Activities	49
Capitalization	50
Off Balance Sheet Arrangements	52
Contractual Obligations	53
Other Potential Use of Credit	53
Contingent Matters	54
MARKET RISK	55
CRITICAL ACCOUNTING POLICIES
Deferred Tax Asset Valuation Allowance	57
Goodwill and Property and Equipment Valuations	58
Employee and Retiree Benefit Obligations	59
RECENT ACCOUNTING PRONOUNCEMENTS	63
FORWARD-LOOKING INFORMATION	66
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	68
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	69
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	71
Consolidated Statements of Operations	72
Consolidated Statements of Comprehensive Income	73
Consolidated Statement of Shareholders’ Equity	74
Consolidated Statements of Cash Flows	75
Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies	76
Note 2 – Segment Information	84
Note 3 – Earnings Per Share	86
Note 4 – Employee and Retiree Benefits	87
Note 5 – Income Taxes	101
Note 6 – Property and Equipment	105
Note 7 – Acquisitions	105
Note 8 – Goodwill and Other Intangible Assets	106
Note 9 – Other Assets	107
Note 10 – Accrued Liabilities	107
Note 11 – Other Liabilities	107
Note 12 – Long-Term Debt	108
Note 13 – Accounts Receivable	111
Note 14 – Operating Leases	111
Note 15 – Share-Based Compensation Plans	112
Note 16 – Capital Stock	117
Note 17 – Discontinued Operations	119
Note 18 – Supplemental Cash Flow Information	121
Note 19 – Other Operating Income, Net	122
Note 20 – Interest and Other Nonoperating Income(Expense), Net	122
Note 21 – Risk Management	123
Note 22 – Other Commitments and Contingencies	124
Note 23 – Selected Quarterly Financial Data (Unaudited)	126
SELECTED FINANCIAL DATA	127
PERFORMANCE GRAPH	128

9	The Brink’s Company 2006 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONS

The Brink’s Company

Executive Overview

The Brink’s Company (along with its subsidiaries, the “Company”) conducts business in the security industry in two segments:

• Brink’s, Incorporated (“Brink’s”)	Brink’s offers transportation and logistics management services for cash and valuables throughout the world. These services include armored car transportation, automated teller machine (“ATM”) replenishment and servicing, currency, deposit processing and cash management services including “Cash Logistics” services, deploying and servicing safes and safe control devices, including its patented CompuSafe® service, coin sorting and wrapping, integrated check and cash processing services (“Virtual Vault Services”), arranging the secure transportation of valuables (“Global Services”), transporting, storing and destroying sensitive information (“Secure Data Solutions”) and guarding services, including airport security.

• Brink’s Home Security, Inc. (“BHS”)	BHS offers monitored security services in North America primarily for owner-occupied, single-family residences. To a lesser extent, BHS offers security services for commercial and multi-family properties. BHS typically installs and owns the on-site security systems and charges fees to monitor and service the systems. Management’s approach to each of its security businesses is similar, with a focus on quality service, the brand, risk management and a patient and disciplined approach to markets.

Management believes each business is a premium provider of services in the markets that it serves. The Company’s marketing and sales efforts are enhanced by its brands so the Company seeks to protect their value. Since the Company’s services focus on handling, transporting, protecting, and managing valuables, its employees strive to understand and manage risk. Overlaying management’s approach is an understanding that the Company must be disciplined and patient enough to charge fair prices that reflect the value provided, the risk assumed and the need for an adequate return for the Company’s investors.

10	The Brink’s Company 2006 Annual Report

The business environments in which the Company’s security businesses operate around the world are constantly changing. Management must continually adapt to changes in the competitive landscapes, economies in different parts of the world and even each customer’s level of business. To be successful, management must be able to balance requirements of local laws and regulations, risk, and the effects of changing demand on the utilization of its resources. As a result, the Company operates largely on a decentralized basis so local management can adjust operations to its unique circumstances.

For the same reasons that the Company operates on a decentralized basis, short-term forecasts of performance are difficult to make with precision. As a result, the Company does not provide detailed earnings forecasts.

The Company measures financial performance on a long-term basis. The key financial factors on which it focuses are:

•	Creation of value through solid returns on capital

•	Growth in revenues and earnings

•	Generation of cash flow

These and similar measures are critical components of the Company’s incentive compensation programs and performance evaluations.

On January 31, 2006, the Company sold BAX Global Inc. (“BAX Global”), a wholly owned freight transportation subsidiary, for approximately $1 billion in cash and recorded a pretax gain of approximately $587 million. BAX Global’s results of operations have been reported within discontinued operation for all periods reported. The Company has either retained or indemnified the purchaser for certain liabilities and contingencies. These indemnities are not expected to generate significant ongoing expenses or cash flows.

11	The Brink’s Company 2006 Annual Report

The Company used the proceeds as follows:

•

On January 31, 2006, the Company contributed $225 million to a Voluntary Employees’ Beneficiary Association trust (“VEBA”) designated to pay retiree medical obligations to former coal operations employees.

•	On March 31, 2006, the Company paid $60 million to settle outstanding Senior Notes, including a make-whole payment of $1.6 million. The Company has also significantly reduced other debt.

•	On April 11, 2006, the Company repurchased approximately 10.4 million shares of the Company’s common stock for approximately $530.9 million.

•	Through October 5, 2006, the Company repurchased approximately 1.8 million additional shares of the Company’s common stock for $100 million.

•	In July 2006, the Company paid $20.4 million to settle obligations related to the withdrawal from two multi-employer pension plans of the former coal operations.

•

During 2006, the Company paid $67 million of its estimated 2006 U.S. income tax liability. The Company has not had to make payments for U.S. income taxes in the past several years primarily due to deductions generated by retiree benefit payments related to former coal operations. The Company expects to recognize a large gain on its 2006 U.S. federal income tax return as a result of the sale of BAX Global. The gain recognized in 2006 and the contribution to the VEBA allowed the Company to utilize a significant amount of its deferred tax assets including minimum tax credits and the deferred tax assets associated with the coal related liabilities. Accordingly, the Company expects to be in a tax paying position for U.S. income taxes in future years.

The Company previously sold its natural resource businesses and has retained significant liabilities associated with former coal operations. Since these liabilities generate ongoing expenses and require significant cash outflows, the Company considers liability management and funding to be an important activity.

Information about the Company’s liabilities and assets related to its former businesses is contained in a number of sections of this report, including:

•	Retained Liabilities and Assets of Former Operations

•	Application of Critical Accounting Policies

Disclosures in the first section show five-year projections for estimated ongoing payments and expense associated with the retained obligations of the former operations. The second section discusses critical estimates used and provides a sensitivity analysis for these estimates.

12	The Brink’s Company 2006 Annual Report

RESULTS OF OPERATIONS

Overview of Results

	Years Ended December 31,			% change
(In millions)	2006	2005	2004	2006	2005
Income from:
Continuing operations	$103.3	42.3	71.5	144	(41)
Discontinued operations	483.9	105.5	50.0	200+	111
Cumulative effect of change in accounting principle	—	(5.4)	—	NM	NM

Net income	$587.2	142.4	121.5	200+	17

The income items in the above table are reported after tax.

Continuing Operations

2006

Income from continuing operations was higher in 2006 compared to 2005 primarily due to a $85.2 million improvement in operating profit driven by increases at Brink’s and BHS and lower expenses related to former operations. This improvement was partially offset by an $11.1 million increase ($7.3 million at Corporate, $2.6 million at Brink’s and $1.2 million at BHS) in compensation charges for stock options as a result of adopting Statement of Financial Accounting Standards (“SFAS”) 123(R), Share Based Payment, on January 1, 2006. Similar charges were not recorded in 2005. Brink’s operating profit increased primarily due to growth in Latin America and France, lower restructuring costs in international operations, and lower U.S. pension costs. BHS operating profit improved due primarily to subscriber growth. Interest expense decreased in 2006 as a result of reduced debt levels. The effective tax rate for 2006 was approximately 6 percentage points lower than 2005 since 2005 included a higher level of charges for valuation allowances, as further described below.

The Company’s income from continuing operations in 2007 could be adversely affected by a tightening insurance market in the cash handling industry. In addition, the Company does not expect to receive dividends from a real estate investment due to a weakening housing market. The Company recognized pretax income of $5.1 million in 2006 related to this investment. Anticipated lower investment levels in 2007 will also lower interest income. Higher interest expense could be incurred in 2007 depending on debt levels or an increase in interest rates.

2005

Income from continuing operations was lower in 2005 compared to 2004 as a result of a lower operating profit and a higher-than-normal 2005 effective tax rate. Operating profit declined in 2005 versus 2004 as lower operating profit at Brink’s was partially offset by higher operating profit at BHS. Brink’s operating profit decreased due primarily to higher operating costs including restructuring charges in several European countries, U.S. pension costs and increased safety and security costs. BHS operating profit increased due to growth in revenues resulting primarily from increases in the number of subscribers. The effective tax rate was higher than normal in 2005 as a result of the recording of valuation allowances against tax deferred assets in certain countries and a higher level of losses in countries for which the Company does not record tax benefit from such losses.

13	The Brink’s Company 2006 Annual Report

Business Segments

Brink’s 2006 operating profit was higher than 2005 and 2005 operating profit was lower than 2004. BHS reported improved operating profit in both 2006 and 2005 over the prior-year periods.

Brink’s. Revenues in 2006 increased from 2005 primarily due to growth in existing operations with growth particularly strong in Latin America and Europe, Middle East, and Africa (“EMEA”). Exchange rate fluctuations had little impact on revenues in 2006 or 2005. Operating profit was higher in 2006 compared to 2005, largely due to strong performance in Latin America, lower pension and other benefits expenses in the U.S., and lower costs and improved margins in EMEA.

BHS. BHS reported 12% growth in revenues in 2006 and 13% in 2005. BHS experienced strong growth in operating profit in 2006 (15%) and 2005 (8%) resulting primarily from subscriber growth and improved efficiency from the providing of recurring services to a larger subscriber base. The average number of subscribers increased 10% in 2006 over 2005 and 11% in 2005 over 2004. Growth in operating profit in 2006 over 2005 was stronger than in 2005 over 2004 primarily as a result of a decrease in the rate of growth of investment in new subscribers as a result of slower subscriber growth.

Former Operations

Expenses related to former operations in 2006 were $12.7 million lower than 2005 due to earnings on the $225 million VEBA contribution made in the first quarter of 2006. The contribution was funded by proceeds from the sale of BAX Global.

Expenses related to former operations in 2005 were $6.7 million lower than 2004 primarily as a result of gains from the sale of substantially all of the Company’s remaining mining interests in Kentucky and the recognition of a gain on previously sold West Virginia coal assets due to the transfer of liabilities to the buyer.

Income Taxes

The Company’s effective tax rate on income from continuing operations was 40.5% in 2006, 46.7% in 2005 and 32.6% in 2004. The effective tax rate varied from statutory rates in these periods primarily due to changes in valuation allowances for deferred tax assets and state income taxes. The effective tax rate in 2005 was unusually high due to $10 million in new valuation allowances, a higher amount of pretax losses incurred in countries for which the Company does not recognize a tax benefit from losses, and the recording of $3 million in additional tax on the repatriation of $49 million in dividends under the American Jobs Creation Act.

The Company currently estimates its 2007 effective tax rate will approximate 39% to 41%. The actual 2007 tax rate could be materially different from the Company’s estimate.

14	The Brink’s Company 2006 Annual Report

Discontinued Operations

BAX Global’s results of operations have been reported as a component of income from discontinued operations for all years presented. On January 31, 2006, the Company sold BAX Global for approximately $1 billion resulting in a pretax gain of approximately $587 million. The Company has indemnified the purchaser for various liabilities and contingencies associated with BAX Global’s operations prior to the date of sale. These indemnities are not expected to generate significant ongoing expenses or cash flows, although the Company has accrued $9.4 million for retained tax liabilities that are expected to be paid over the next two or three years.

The Company has accrued for significant contingencies related to benefits for former coal employees. Revisions to estimated amounts related to these contingent liabilities, including those related to obligations under the Coal Industry Retiree Health Benefit Act of 1992 (“the Health Benefit Act”), are recorded in discontinued operations and have been significant in each of the last three years.

In 2006, the Company recognized:

•

a $148.3 million pretax benefit primarily as a result of a new federal law amending the Health Benefit Act that reduced the Company’s obligation for healthcare and death benefits for former coal miners and

•	a $9.9 million pretax benefit on the settlement of liabilities related to two coal industry multi-employer pension plans.

In 2005, the Company recognized $15.1 million of pretax income related to a final settlement of claims for refund of Federal Black Lung Excise tax amounts.

Income from discontinued operations in 2004 also includes operating results of the Company’s former natural resource businesses through the date of sale and gains and losses from the sale including:

•	Coal business – recognized additional pretax gains of $5.0 million in late 2004 under sales agreements from prior years.

•	Gold business – sold in early 2004 for a pretax loss of $0.9 million.

•	Timber business – completed the sale in early 2004 and recognized a $20.7 million pretax gain.

Cumulative Effect of a Change in Accounting Principle

In December 2005, the Company adopted the Financial Accounting Standard Board (“FASB”) Interpretation 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). As a result, the Company recorded the cumulative effect of a change in accounting principle of $5.4 million, net of tax, for conditional asset retirement obligations primarily associated with leased facilities. See note 1 to the consolidated financial statements.

15	The Brink’s Company 2006 Annual Report

Consolidated Review

	Revenues					Operating Profit
	Years Ended December 31,			% change		Years Ended December 31,			% change
(In millions)	2006	2005	2004	2006	2005	2006	2005	2004	2006	2005
Business Segments
Brink’s	$2,398.6	2,156.9	1,931.9	11	12	$175.2	111.9	144.7	57	(23)
BHS	439.0	392.1	345.6	12	13	100.3	87.4	80.8	15	8

Business segments	2,837.6	2,549.0	2,277.5	11	12	275.5	199.3	225.5	38	(12)
Corporate	—	—	—	—	—	(48.4)	(44.7)	(42.2)	8	6
Former operations	—	—	—	—	—	(26.5)	(39.2)	(45.9)	(32)	(15)

	$2,837.6	2,549.0	2,277.5	11	12	$200.6	115.4	137.4	74	(16)

Revenues in 2006 were 11% higher than 2005 primarily due to the effects of growth in existing operations at Brink’s and continuing growth in the subscriber base of BHS. The Company’s operating profit increased by 74% in 2006 versus 2005 due to improved performance and lower restructuring charges at Brink’s and continued subscriber growth at BHS. These increases were partially offset by higher corporate expenses due to $7.3 million of share-based compensation costs recorded as a result of the adoption of SFAS 123(R) on January 1, 2006.

Effective December 31, 2005, the Company froze the U.S. defined benefit pension plans. Effective January 1, 2006, the Company enhanced benefits for its U.S. defined contribution 401(k) plan. As a result of these changes, net expenses were lower in 2006 as follows:

•	Brink’s-approximately $11.4 million

•	BHS-approximately $2.5 million

•	Corporate-approximately $1.9 million.

Revenues in 2005 were 12% higher than 2004 as a result of acquisitions and growth in existing operations at Brink’s and a larger subscriber base at BHS. The Company’s operating profit in 2005 was 16% lower than in 2004 as a result of 23% lower operating profit at Brink’s due primarily to lower operating profit from Europe compared to the strong prior year, partially offset by 8% higher operating profit at BHS on continued subscriber growth.

16	The Brink’s Company 2006 Annual Report

Brink’s, Incorporated

Executive Overview

Brink’s provides services related to cash and other valuables to the financial community, retailers and other businesses. These services include securely transporting and handling valuable assets, managing and processing currency and deposits and preparing and transmitting financial information.

The Company believes that Brink’s has significant competitive advantages including:

•	brand name recognition,

•	reputation for high-quality service,

•	proprietary cash processing and information systems,

•	high-quality insurance coverage and general financial strength,

•	risk management capabilities, and

•	the ability to serve a customer in multiple markets through a global network.

Because of Brink’s emphasis on managing the risks inherent in handling cash and valuables and the high level of service provided, Brink’s believes it spends more than its competitors on training and retaining people and on the facilities and processes needed to provide quality services to customers.

As a result of management’s emphasis on high-quality services and risk management, Brink’s focuses its marketing and selling efforts on customers who appreciate the value and breadth of the services delivered and the information capabilities, risk management and financial strength underlying the Brink’s approach to business.

In order to earn an adequate return on capital employed in the business, Brink’s focuses on the effective and efficient use of its resources and the adequacy of pricing. First, Brink’s attempts to maximize the amount of business which flows through its branches, vehicles and systems in order to obtain the lowest costs possible without compromising safety, security or service. Second, due to its higher costs of people and processes, Brink’s generally charges higher prices than competitors that may not provide the same level of service and risk management. The Company believes that Brink’s operations are capable of generating operating profit margins near or above 7% on an annual basis. This level is necessary to earn what management believes is an appropriate return on its cost of capital.

The industries to which Brink’s provides services have been consolidating. As a result, the strength of customers in these industries has been increasing. Customers are seeking suppliers, such as Brink’s, with broad geographic solutions, sophisticated outsourcing capabilities and financial strength.

17	The Brink’s Company 2006 Annual Report

Operationally, Brink’s performance may vary from period to period. Since revenues are generated from charges per service performed as well as on an ad valorem basis, revenues can be affected by both the level of activity in economies and the volume of business for specific customers. As contracts generally run for one or more years, there are costs which must be incurred to prepare to service a new customer or to transition away from one. Brink’s also periodically incurs costs to reduce operations when volumes decline, including costs to reduce the number of employees and close or consolidate branch and administrative facilities. In addition, safety and security costs can vary from period to period depending on Company and industry performance and cost of insurance coverage.

Cash Logistics is a fully integrated solution that proactively manages the supply chain of cash from point-of-sale through deposit at a bank. The process includes cashier balancing and reporting, deposit processing and consolidation, and electronic information exchange. Retail customers use Brink’s Cash Logistics services to count and reconcile coins and currency in a Brink’s secure environment, to prepare bank deposit information and to replenish retail locations’ coins and currency in proper denominations.

Because Cash Logistics involves a higher level of service and more complex activities, customers are willing to pay prices which result in higher margins. The ability to offer Cash Logistics to customers also differentiates Brink’s from many of its competitors. As a result, management is committed to growing operations in Cash Logistics.

Revenues from Cash Logistics, including coins and notes processing, were $373.0 million for 2006, $333.9 million for 2005 and $295.2 million for 2004 and are included in the revenues shown in the table above. The increase in these revenues was due to Organic Revenue Growth and acquisitions.

Brink’s operating profit and related revenues are generally higher in the second half of the year, particularly in the fourth quarter, because of the generally higher economic activity associated with the holiday season. As a result, margins are typically lower in the first half than in the second half of the year.

18	The Brink’s Company 2006 Annual Report

Summary of Brink’s Results

	Years Ended December 31,			% change
(In millions)	2006	2005	2004	2006	2005
Revenues
North America (a)	$830.0	778.2	733.7	7	6
International	1,568.6	1,378.7	1,198.2	14	15

	$2,398.6	2,156.9	1,931.9	11	12

Operating Profit
North America (a)	$69.9	49.4	55.2	41	(11)
International	105.3	62.5	89.5	68	(30)

	$175.2	111.9	144.7	57	(23)

Cash Flow Information
Depreciation and amortization	$96.0	90.5	81.0	6	12

Capital expenditures	115.1	109.0	76.2	6	43

(a)	U.S. and Canada.

2006

Overview

Revenues at Brink’s were 11% higher in 2006 compared to 2005 primarily as a result of a combination of the effects of newly acquired businesses and core business growth. Operating profit in 2006 was higher than 2005 largely as a result of:

•	strong performance in Latin America, particularly in Venezuela, Brazil and Colombia,

•	improved margins in the U.S. on lower pension and other benefits expenses, and

•	lower costs in EMEA including restructuring and severance expenses and improved margins in some operations, particularly France.

19	The Brink’s Company 2006 Annual Report

Supplemental Revenue Analysis

The following table and the similar table for 2005 (included in the 2005 Overview) provide supplemental information related to Organic Revenue Growth which is not required by U.S. generally accepted accounting principles (“GAAP”). The Company defines Organic Revenue Growth as the change in revenue from the prior year due to factors such as changes in prices for products and services (including the effect of fuel surcharges), changes in business volumes and changes in product mix. Estimates of changes due to fluctuations in foreign currency exchange rates and the effects of new acquisitions are excluded from Organic Revenue Growth.

The supplemental Organic Revenue Growth information presented is non-GAAP financial information that management uses to evaluate results of existing operations without the effects of acquisitions, dispositions and currency exchange rates. The Company believes that this information may help investors evaluate the performance of the Company’s operations. The limitation of this measure is that the effects of acquisitions, dispositions and changes in values of foreign currencies cannot be completely separated from changes in prices (including prices increased due to inflation) and volume of the base business. This supplemental non-GAAP information does not affect net income or any other reported amounts. This supplemental non-GAAP information should be viewed in conjunction with the Company’s consolidated statements of operations.

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

(In millions)	Year Ended December 31,	% change from 2005
2005 Revenues	$2,156.9	N/A
Effects on revenue of acquisitions and dispositions, net	41.2	2
Effects on revenue of changes in currency exchange rates	27.9	1
Organic Revenue Growth	172.6	8

2006 Revenues	$2,398.6	11

North America

Revenues increased in 2006 compared to 2005 primarily as the result of increased volumes in armored transportation, Global Services and Cash Logistics. Operating profit in 2006 was higher than 2005, partially as a result of higher revenues, but primarily as a result of lower expenses related to pensions and other employee benefits. The Company anticipates that safety and security costs may increase in future periods.

Pension expense was $17.3 million lower during 2006 as a result of the Company’s decision to freeze U.S. defined benefit pension plan benefits at December 31, 2005. This decrease was partially offset by a $5.9 million increase in the expense associated with the U.S. defined contribution plans in 2006 as these benefits were enhanced.

20	The Brink’s Company 2006 Annual Report

International

Revenues increased in 2006 over 2005 in all regions except for Asia-Pacific. Increased revenue in EMEA was primarily the result of acquisitions and Organic Revenue Growth. Revenue increases in Latin America were primarily due to Organic Revenue Growth, including the effects of inflation. The revenue decrease in Asia-Pacific was primarily due to the loss of a major customer in Australia during the second quarter of 2006. It is expected that the loss of this customer will adversely affect year-over-year revenue comparisons by about $10 million during the first half of 2007. International operating profit in 2006 was higher due to the effects of strong volumes in EMEA and Latin America and lower restructuring costs. The Company anticipates that future results may be affected by higher safety and security costs.

EMEA. Revenues increased to $1,047.4 million in 2006 from $952.0 million in 2005, an increase of $95.4 million or 10% (9% on a constant currency basis) largely as a result of Organic Revenue Growth and acquisitions. In addition, 2006 revenues were affected by competitive pressures. Brink’s acquired operations in:

•	Mauritius in the second quarter of 2006,

•	Poland, Hungary, and the Czech Republic (sold January 2007) in the second quarter of 2005, and

•	Luxembourg, Scotland and Ireland in the first quarter of 2005.

These acquisitions increased revenues by approximately $36 million in 2006 over 2005 but did not have a significant impact on operating profit.

Operating profit increased approximately $22 million in 2006 compared to 2005 due to:

•	lower restructuring and severance expenses which had been primarily recorded in Belgium and the Netherlands in 2005. The actions leading to such charges in 2005 improved operating profit in 2006, and

•	improved operations in France.

The Company is highly focused on improving pricing and performance in EMEA and expects to continue to see operating margin improvements in 2007. If operating margins do not improve in the near term, the Company may decide to take actions to improve long-term performance. Restructuring charges may result from these decisions and could lower margins in 2007.

Latin America. Revenues increased to $454.2 million in 2006 from $355.1 million in 2005, an increase of 28% (26% on a constant currency basis). This increase was due primarily to price increases in economies with relatively higher levels of inflation and higher volumes, particularly in Venezuela, Brazil, Colombia, Argentina and Chile. The increase in volumes was a reflection of the overall improvement in Latin American economies.

Operating profit in 2006 was 67% higher than 2005 due to the above-mentioned volume increases, and cost reduction and productivity improvements across the region. The increase in operating profit in the region was also bolstered by pricing improvement in Brazil.

Asia-Pacific. Revenues decreased to $67.0 million in 2006 from $71.6 million in 2005, a decrease of 6% (6% on a constant currency basis). This decrease was primarily due to the loss of a major customer in Australia, partially offset by stronger performance of the Global Service operations in Hong Kong and Japan. Excluding the restructuring charges, operating profit in 2006 was about the same as 2005.

In 2006, the Company’s Australian operation lost its largest customer. The Company took actions to restructure the operation in the second and third quarters, and recorded charges of $5 million in 2006. The charges principally related to paying or accruing employee severance payments and lease obligations for closed branches. The Company expects that revenue in the first half of 2007 will be reduced by approximately $10 million as a result of the loss of this customer.

`	21	The Brink’s Company 2006 Annual Report

2005

Overview

Revenues at Brink’s were 12% higher in 2005 compared to 2004 as a result of a combination of the effects of newly acquired businesses, core business growth and changes in currency exchange rates. Operating profit in 2005 was lower than 2004 despite additional profits on higher revenues, largely as a result of:

•	higher costs in EMEA including restructuring and severance expenses to scale down operations in several markets with lower volume,

•	higher pension expenses in the U.S., and

•	higher safety and security expenses.

Supplemental Revenue Analysis

(In millions)	Year Ended December 31,	% change from 2005
2004 Revenues	$1,931.9	N/A
Effects on revenue of acquisitions and dispositions, net	104.0	5
Effects on revenue of changes in currency exchange rates	18.2	1
Organic Revenue Growth	102.8	5

2005 Revenues	$2,156.9	12

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

In addition, U.S. revenues and operating profit were affected by the effects of Hurricane Katrina. The Company anticipates that lost revenue in 2005 and 2006 will be recovered under business interruption insurance coverage. The Company expects to collect $1.0 million to $1.5 million of insurance proceeds when its claim is ultimately settled in 2007. The Company will record a gain when the business interruption insurance claim is settled.

22	The Brink’s Company 2006 Annual Report

International

Revenues increased in 2005 over 2004 in all regions. Increased revenue in EMEA was primarily the result of acquisitions. Revenue increases in Latin America and Asia-Pacific were primarily due to Organic Revenue Growth. Operating profit in 2005 was lower than 2004 in EMEA, while operating profits in Latin America and Asia-Pacific were higher as compared to 2004. International operating profit in 2004 was reduced by charges of approximately $3.1 million due to adjustments to non-income tax accruals.

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

Operating profit decreased by approximately $32 million in 2005 compared to 2004 due to:

•	Lower volumes in Belgium and the Netherlands as a result of the loss of locally significant customers,

•	$8.6 million higher restructuring and severance expenses primarily in Belgium, the United Kingdom and the Netherlands,

•	lower volumes in Greece in the year after the Athens Olympics,

•	higher safety and security costs in the region, and

•	higher fuel costs.

Latin America. Revenues increased to $355.1 million in 2005 from $303.5 million in 2004, an increase of 17% (13% on a constant currency basis). This increase was due primarily to higher volumes, particularly in Venezuela, Colombia, Argentina and Chile. The increase in revenues was a reflection of the overall improvement in Latin American economies.

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

Other. As discussed in “Liquidity and Capital Resources – Contingent Matters – Value-added taxes (“VAT”) and customs duties” below and in note 22 to the consolidated financial statements, international operating profit was reduced by expense of approximately $1.1 million in 2004 related to unpaid VAT and customs duties, including an estimate of related penalties. At any time, the Company could be assessed penalties materially in excess of those accrued.

23	The Brink’s Company 2006 Annual Report

Brink’s Home Security

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

The Company believes customer retention is driven by disciplined customer selection practices and high customer service levels. In order to obtain customers who are less likely to disconnect, the Company seeks to attract customers with solid credit scores and the willingness to pay reasonable up-front fees. Once there is agreement to install an alarm system, the Company provides a high-quality installation followed up with continuing high-quality customer service and alarm monitoring. BHS believes its disconnect rate benefits from consistently following this strategy.

The Company believes that the performance of the U.S. economy may affect the performance of BHS. However, the Company believes this effect is not as significant as it is for industries with close ties to national economic performance. There is some seasonality in performance as disconnect expenses can impact operating earnings. Since more household moves take place during the second and third quarters of each year, the disconnect rate and related expenses are typically higher in those quarters than in the first and fourth quarters.

24	The Brink’s Company 2006 Annual Report

Summary of Brink’s Home Security’s Results

	Years Ended December 31,			% change
(In millions)	2006	2005	2004	2006	2005
Revenues	$439.0	392.1	345.6	12	13

Operating Profit
Recurring services (a)	184.3	167.5	147.8	10	13
Investment in new subscribers (b)	(84.0)	(80.1)	(67.0)	5	20

	$100.3	87.4	80.8	15	8

Monthly recurring revenues (c)	$33.1	29.1	26.1	14	11

Cash Flow Information
Depreciation and amortization (d)	$67.6	58.1	51.5	16	13
Impairment charges from subscriber disconnects	47.1	45.2	38.4	4	18
Amortization of deferred revenue (e)	(31.2)	(29.5)	(26.1)	6	13
Deferral of subscriber acquisition costs (current year payments)	(24.4)	(22.9)	(19.5)	7	17
Deferral of revenue from new subscribers (current year receipts)	44.9	40.7	34.6	10	18
Capital expenditures:
Security systems	150.1	138.3	113.2	9	22
Other (f)	13.8	23.9	4.4	(42)	200+

Capital expenditures	163.9	162.2	117.6	1	38

(a)	Reflects operating profit generated from the existing subscriber base including the amortization of deferred revenues.

(b)	Primarily marketing and selling expenses, net of the deferral of direct selling expenses (primarily a portion of sales commissions), incurred in the acquisitions of new subscribers.

(c)	This measure is reconciled below under the caption “Reconciliation of Non-GAAP Measures.”

(d)	Includes amortization of deferred subscriber acquisition costs.

(e)	Includes amortization of deferred revenue related to active subscriber accounts as well as acceleration of amortization of deferred revenue related to subscriber disconnects.

(f)	Other capital expenditures in 2006 include $6.1 million for the construction costs of and equipment purchased for the Knoxville, Tennessee, facility ($7.4 million in 2005), which became operational on February 28, 2006. Capital expenditures in 2005 include $10.2 million for the purchase of BHS’s headquarters in Irving, Texas, which was formerly leased.

25	The Brink’s Company 2006 Annual Report

Overview

Operating profit comprises recurring services minus the cost of the investment in new subscribers. Recurring services reflect the monthly monitoring and service earnings generated from the existing subscriber base, including the amortization of deferred revenues. Impairment charges from subscriber disconnects and depreciation and amortization expenses, including the amortization of deferred subscriber acquisition costs, are also charged to recurring services. Operating profits from recurring services are affected by the size of the subscriber base, the amount of operational costs including depreciation, the level of subscriber disconnect activity and changes in the average monthly monitoring fee per subscriber.

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

Capital expenditures are primarily for the equipment, labor and related overhead costs associated with system installations for new subscribers.

26	The Brink’s Company 2006 Annual Report

Subscriber Activity

	Years Ended December 31,			% change
(Subscriber data in thousands)	2006	2005	2004	2006	2005
Number of subscribers:
Beginning of period	1,018.8	921.4	833.5
Installations (a)	175.0	167.3	146.0	5	15
Disconnects (a)	(68.9)	(69.9)	(58.1)	(1)	20
End of period (b)	1,124.9	1,018.8	921.4	10	11

Average number of subscribers	1,072.5	972.8	875.5	10	11

Disconnect rate (c)	6.4%	7.2%	6.6%

(a)	Customers who move from one location and then initiate a new monitoring agreement at a new location are not included in either installations or disconnects. Dealer accounts cancelled and charged back to the dealer during the specified contract term are also excluded from installations and disconnects. Inactive sites that are returned to service reduce disconnects. 2005 disconnects include 4,700 disconnects as a result of Hurricane Katrina.

(b)	The total number of subscribers at December 31, 2006, includes approximately 50,000 commercial customers. The Company sees expansion of BHS’ commercial customer base as a significant growth opportunity.

(c)	The disconnect rate is a ratio, the numerator of which is the number of customer cancellations during the period and the denominator of which is the average number of customers during the period. The gross number of customer cancellations is reduced for customers who move from one location and then initiate a new monitoring agreement at a new location, accounts charged back to the dealers because the customers cancelled service during the specified contractual term, and inactive sites that are returned to active service during the period.

Installations increased 5% in 2006 and 15% in 2005 as compared to the prior-year periods due primarily to growth in traditional installation volume as well as from installations through the growing dealer network and home builder activity. Installation growth slowed in 2006 due to several factors, including sluggish real estate activity in many markets, changes in the Company’s marketing program early in the year, and a reported decrease in overall industry spending on direct advertising. The Company has adjusted its marketing program and expects to see improvement in the rate of installation growth.

The annualized disconnect rate for 2006 decreased to 6.4% compared to 7.2% in 2005. In 2005 the annualized disconnect rate was 6.7% excluding the effects of Hurricane Katrina. BHS has maintained a low disconnect rate in recent years by improving subscriber selection and retention processes. Household moves are a major driver of disconnects. The disconnect rate may not materially improve in the future since some disconnects cannot be prevented because of factors beyond the Company’s control, including customers moving and canceling service.

BHS has observed a slowing in the rate of household moves in many regions of the country throughout most of 2006, a trend which may continue for much of 2007. Household moves, a primary cause of disconnects, are also a significant contributor to installation volume. Therefore, for the first quarter of 2007 the growth rate of new installations may be lower than in the comparable quarter in the prior year, although the growth rates for the second, third and fourth quarters of 2007 should improve from the rates reported for the respective comparable quarters of 2006.

27	The Brink’s Company 2006 Annual Report

2006

The 12% increase in BHS’ revenues in 2006 over 2005 was primarily due to the larger subscriber base and slightly higher average monitoring rates. These factors also contributed to a 14% increase in monthly recurring revenues for December 2006 as compared to December 2005. The Company intends to selectively raise monitoring prices in the future.

Operating profit increased $12.9 million in 2006 compared to 2005 due to higher profit from recurring services, which was only slightly offset by the increased cost of investment in new subscribers. Higher profit from recurring services in 2006 was primarily due to incremental revenues and cost efficiencies generated from the larger subscriber base, partially offset by initial costs of starting up and integrating the operations of the new Knoxville facility with those of the existing Irving, Texas, facility. Higher investment in new subscribers was primarily due to increased installation volume. The growth of investment in new subscribers in 2006 compared to 2005 was less than in the prior year comparison as a result of slower installation growth.

As a result of the sharp slowdown in the new housing market in the second half of the year, pre-wire activity for major homebuilders was down more than 10% for the full year. However, monitored activations for completed homes increased 7%.

The construction of a second monitoring center in Knoxville, Tennessee, was completed and the facility began operations in the first quarter of 2006. The Knoxville monitoring center provides additional service capacity for the existing subscriber base, increases capacity to sustain continued growth, and provides enhanced security and disaster recovery capabilities. As expected, operating the new facility resulted in additional general and administrative expense during 2006.

As previously discussed, BHS’s costs in 2006 related to retirement plans were $2.5 million lower primarily as a result of the Company’s decision to freeze U.S. defined benefit pension plan benefits at December 31, 2005.

Fuel costs stabilized and copper prices declined during the second half of 2006 from the elevated levels of early 2006, although the costs of both were generally higher throughout 2006 than during much of 2005. These higher costs have not significantly affected operating profit to date primarily because a large portion of these costs are capitalized as part of the costs of installing new monitoring sites. If higher fuel and copper costs are sustained, and BHS is not able to increase prices, margins in the future could be affected.

During the fourth quarter of 2006, the Company filed a business interruption and property damage insurance claim on approximately 2,700 sites adversely affected by Hurricane Katrina. Proceeds in the amount of $2.4 million were received during the first quarter of 2007. Approximately $1 million of the proceeds will be applied against the receivable for recoveries of property losses, and the balance will be recorded as an operating gain in the first quarter of 2007. BHS anticipates filing an additional insurance claim related to property damage and business interruption covering another approximately 2,000 sites. BHS believes this second claim will range in value from approximately $1.6 million to $2.4 million, and anticipates that this claim could be settled later in 2007. Approximately $1 million from this second claim is expected to offset the remaining property damage receivables, and the balance will be recorded as an additional operating gain when the proceeds are received.

In 2007, BHS expects double-digit growth rates in subscribers, revenues and operating profit. BHS continues to increase its presence in commercial alarm installation and monitoring business, and is attempting to increase the volume of its installation business in new homes through relationships with major home builders. As a result, the cost of investment in new subscribers may grow faster than new subscriber installations in the future.

28	The Brink’s Company 2006 Annual Report

2005

The 13% increase in BHS’ revenue in 2005 over 2004 was primarily due to the larger subscriber base and slightly higher average monitoring rates. These factors also contributed to an 11% increase in monthly recurring revenues for 2005 as compared to 2004.

Operating profit increased $6.6 million in 2005 compared to 2004 as higher profit from recurring services was partially offset by increased investment in new subscribers. Higher profit from recurring services in 2005 was primarily due to incremental revenues and cost efficiencies generated from the larger subscriber base. Higher investment in new subscribers was primarily due to increased volume and higher costs of installation activity. As a result of a sharp increase in home technology installations for major homebuilders, costs were higher in 2005 compared to 2004. Additionally, reductions in the estimate for allowance for doubtful accounts resulted in an increase to operating profit of $3.3 million in 2005. However, this increase was partially offset by increased costs associated with subscriber disconnects, as discussed below.

As of December 31, 2005, approximately 3,700 disconnects were caused by Hurricane Katrina and the Company accrued an additional 1,000 subscriber disconnects. Accordingly, 4,700 subscriber disconnects (0.5% of subscriber base) were included in 2005 disconnects and are a component of the disconnect rate in 2005.

29	The Brink’s Company 2006 Annual Report

Reconciliation of Non-GAAP Measures - Monthly Recurring Revenues

The purpose of this table is to reconcile monthly recurring revenues, a non-GAAP measure, to its closest GAAP counterpart, revenues.

	Years Ended December 31,
(In millions)	2006	2005	2004
Monthly recurring revenues (“MRR”) (a)	$33.1	29.1	26.1
Amounts excluded from MRR:
Amortization of deferred revenue	2.5	3.3	2.1
Other revenues (b)	2.1	2.5	1.8

Revenues on a GAAP basis:
December	37.7	34.9	30.0
January – November	401.3	357.2	315.6

January – December	$439.0	392.1	345.6

(a)	MRR is calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for contracted monitoring and maintenance services.

(b)	Revenues that are not pursuant to monthly contractual billings.

The Company uses MRR to evaluate BHS’ performance, and believes the presentation of MRR is useful to investors because the measure is widely used in the industry to assess the amount of recurring revenues from subscriber fees that a home security business produces. This supplemental non-GAAP information should be viewed in conjunction with the Company’s consolidated statements of operations.

30	The Brink’s Company 2006 Annual Report

Corporate Expense – The Brink’s Company

	Years Ended December 31,			% change
(In millions)	2006	2005	2004	2006	2005
Corporate expense	$48.4	44.7	42.2	8	6

Corporate expense was higher in 2006 compared to 2005 due primarily to recording $7.3 million in 2006 of share-based compensation costs as a result of adopting a new accounting standard, partially offset by lower professional and consulting fees associated with Section 404 of the Sarbanes-Oxley Act of 2002 as the Company outsourced less work during 2006. See notes 1 and 15 to the consolidated financial statements for further information regarding the adoption of SFAS 123(R), Share-Based Payment.

Corporate expense was higher in 2005 compared to 2004 due to higher professional fees and higher employee pension and medical benefit costs.

Former Operations

For the components of expense from former operations, see “Expenses in Continuing Operations” within “Retained Liabilities and Assets of Former Operations.”

31	The Brink’s Company 2006 Annual Report

Retained Liabilities and Assets of Former Operations

Executive Overview

The Company retains obligations which arose primarily as the result of its long history of operating in the coal industry. Since these obligations require significant annual cash outflows and the recording of significant annual expenses, management believes it is important to closely monitor and manage these obligations and address the related financial effects.

Some of these obligations (reclamation, advance minimum royalties and workers’ compensation) have shorter terms and lesser values. The Company expects the cash payments for these obligations to be concentrated over the next few years and then end or decline significantly.

Other obligations (retiree medical benefit plan and Black Lung) have longer terms and higher estimated costs. Payments associated with these liabilities are projected to be made over the next 60 years or more. These liabilities are largely medical benefits-related, so medical inflation is an important consideration. These obligations cover a pool of individuals that is essentially capped since the Company no longer operates within the coal industry. Since most of the covered individuals are, for the most part, above or near normal retirement age, these obligations should see a steady decrease in the number of participants and beneficiaries over time.

The net present value of these obligations is a valuable tool for assessing their fair value as of a point in time. However, such values will fluctuate over time solely due to changes in market interest rates. As a result, the Company believes the critical factor in evaluating each obligation is the cash flow needed to satisfy it.

The Company employs a team of employees, along with third parties, to monitor and control these liabilities with a primary goal of reducing future cash outflows. The primary activities of this group are to verify participant eligibility, design and implement plans that provide the required benefits at the lowest cost, and verify costs charged to the plans.

The Company has established a VEBA to help manage the financial impact of the retiree medical benefit plan obligation. The VEBA is used as a tax-efficient way to fund this obligation. A funded VEBA should help insulate the Company’s assets and cash flow from this obligation. At December 31, 2006, the VEBA held investments with a fair value of $459 million. The Company elected to begin using the assets of the VEBA to fund benefit payments beginning January 1, 2007.

The Company refers to its various long-term liabilities and assets related to its former operations as its “legacy” liabilities and assets.

The legacy liabilities and assets in the following table are based on a variety of estimates, including actuarial assumptions, as described in the Application of Critical Accounting Policies and in the notes to the consolidated financial statements. These estimated liabilities and assets will change in the future to reflect payments made, investment returns, annual actuarial revaluations, periodic revaluations of reclamation liabilities and other changes in estimates. Actual amounts could differ materially from the estimated amounts.

32	The Brink’s Company 2006 Annual Report

Summary of Legacy Liabilities and Assets

(In millions)	December 31, 2006
Legacy liabilities:
Company-sponsored retiree medical (a):
Before Medicare subsidy and VEBA	$631.6
Medicare subsidy value	(60.7)
VEBA asset value	(459.3)

Company-sponsored retiree medical	111.6
Black lung (b)	46.7
Worker’s compensation	22.8
Health Benefit Act (c)	19.2
Advance minimum royalties	8.5
Reclamation	4.1

Legacy liabilities	$212.9
Legacy assets:
Other (d)	$10.6
Deferred tax assets (e)	95.8

(a)	Company-sponsored retiree medical liabilities are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, as amended by SFAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 requires the Company to recognize the funded status of the Company-sponsored retiree medical plan as a liability in the balance sheet and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. The unfunded balance recorded through accumulated other comprehensive income, that will be recognized through the statement of operations in future periods, was $229.8 million before income tax benefits as of December 31, 2006.

(b)	Black lung liabilities are accounted for in accordance with SFAS 106 as amended by SFAS 158. The unfunded balance recorded though accumulated other comprehensive income, that will be recognized through the statement of operations in future periods, was $9.8 million before income tax benefits as of December 31, 2006.

(c)	Health Benefit Act liabilities are accounted for in accordance with EITF 92-13, Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992 and, accordingly, the Company has accrued the undiscounted estimate of its projected obligation. Changes in 2006 to the Health Benefit Act under which benefits are paid materially reduced the Company’s estimate of its liability. The Company uses various assumptions to estimate its liability to The United Mine Workers of America (“UMWA”) Combined Fund (the “Combined Fund”) for future annual premiums, including the number of beneficiaries in future periods and medical inflation.

(d)	“Other Assets” in the table is primarily a receivable from the state of Virginia related to tax benefits earned on coal produced in prior years. The Company expects to receive approximately $8 million in 2007 and $1 million in each of 2008 and 2009.

(e)	The Company has not yet taken deductions in its tax returns for most of the retained liabilities associated with the former coal business, and has recorded a deferred tax asset for this future benefit for these temporary differences between book and tax bases.

Under the Health Benefit Act, the Company and various current and former subsidiaries are jointly and severally liable for approximately $300 million of postretirement medical and Health Benefit Act obligations in the above table. The Company is reviewing the alternative means to lessen the impact of joint and several liabilities as allowed by the Tax Relief and Health Care Act of 2006 (the “2006 Act”). The purchasers of the Company’s BAX Global and natural resources assets have been indemnified by the Company for the related contingent liability.

33	The Brink’s Company 2006 Annual Report

Projected Payments and Expenses of Retained Retiree Liabilities and Administrative Costs

The following tables include the actual cash payments and GAAP expense (continuing operations only) related to legacy liabilities for 2004, 2005, and 2006, and as projected for the next five years.

Cash Payments

(In millions) Years Ending December 31,	Actual Payments			Projected Payments
	2004	2005	2006	2007	2008	2009	2010	2011
Postretirement benefits other than pensions:
Company-sponsored medical plans (a):
Before Medicare subsidy	$35	36	38	$42	44	47	48	49
Estimated effect of Medicare subsidy	—	—	(2)	(3)	(3)	(4)	(4)	(4)
Benefit payments made from VEBA	—	—	—	(42)	(44)	(47)	(48)	(49)

Subtotal	35	36	36	(3)	(3)	(4)	(4)	(4)
Health Benefit Act	9	8	7	6	4	2	1	1
Black lung	7	6	6	5	5	4	4	4
Withdrawal liability	—	—	20	—	—	—	—	—
Workers’ compensation	5	5	4	3	2	2	2	1
Advance minimum royalties	1	1	1	1	1	1	1	1
Reclamation and inactive mine costs	3	5	1	1	1	1	1	1
Administration and other	8	5	5	5	4	4	4	3
Cash proceeds and receipts	(6)	(2)	(1)	—	—	—	—	—

Total	$62	64	79	$18	14	10	9	7

VEBA contributions (a)	$50	—	225	$—	—	—	—	—

(a)	The Company has contributed cash to a VEBA to be used to make future payments for the Company’s retiree medical plans. The Company reevaluates its contribution policy annually and is not obligated to fund the VEBA. The Company may elect at any time to use either these assets or its cash from operations to pay benefits for its retiree medical plans. The Company expects to pay benefits using funds held by the VEBA in 2007 and later years.

Expenses in Continuing Operations

(In millions) Years Ending December 31,	Actual Expense			Projected Expense
	2004	2005	2006	2007	2008	2009	2010	2011
Postretirement benefits other than pensions:
Company-sponsored medical plans
Before Medicare subsidy and VEBA	$52	54	53	$51	50	50	49	49
Estimated effect of Medicare subsidy	(6)	(6)	(6)	(6)	(7)	(7)	(7)	(8)
Estimated investment income in VEBA	(9)	(13)	(34)	(39)	(38)	(38)	(38)	(37)

Subtotal	37	35	13	6	5	5	4	4
Black lung	5	4	4	4	3	3	3	3
Pension (a)	2	5	4	—	(5)	(8)	(10)	(12)
Administrative and other	9	7	7	6	5	4	4	4
Other income, net	(7)	(12)	(1)	—	—	—	—	—

Total	$46	39	27	$16	8	4	1	(1)

(a)	Includes U.S. pension costs (credits) for BAX Global in 2006 and in the projection period. The above projection does not assume any future pension contributions will be made. If voluntary or required contributions are made, projected expenses from that year forward would be reduced by the expected long-term return on those contributions.

34	The Brink’s Company 2006 Annual Report

The above projected payments and expenses are estimated based on the same assumptions used in determining the estimated legacy liabilities at December 31, 2006. The actual amount of cash payments and GAAP expense in future periods may be materially different than amounts presented. The amounts paid or expensed in the future depend on many factors, including inflation in health care and other costs, the ultimate impact of the 2003 Medicare reform bill, discount rates, the level of contributions to and the investment performance of the VEBA, whether the Company’s assets or VEBA assets are used to pay benefits, the number of participants in various benefit programs, and the level of administrative costs needed to manage the retained liabilities.

Following are comments covering the more significant legacy liabilities in the above tables. For additional information, please see note 4 to the consolidated financial statements. Each of these liabilities and assets is affected by estimates and judgments. More information is available at “Application of Critical Accounting Policies” later in Management’s Discussion and Analysis.

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

The unfunded status decreased to $112 million at December 31, 2006, from $448 million at December 31, 2005 due to a $225 million contribution to the VEBA, earnings in the VEBA of $49 million, an increase in the discount rate by 25 basis points to 5.75% and a reduction in the estimated future payments to be required for eligible participants who have not yet retired.

A VEBA has been established by the Company under Internal Revenue Code Section 501(c)(9). In general, a contribution made to the VEBA becomes deductible for federal income tax purposes in the year in which it is made. Investment earnings within the VEBA and distributions from the VEBA to pay designated benefits or to reimburse the Company for designated benefit payments have no federal income tax effect on the Company. The Company can determine the timing and size of any payment from the VEBA to cover expenses of eligible participants.

The following table summarizes the activity in the VEBA for the last three years:

(In millions)	Balance at January 1,	Contributions	Earnings	Benefit Payments	Balance at December 31,
2004	$105	50	17	—	172
2005	172	—	13	—	185
2006	185	225	49	—	459

The VEBA’s assets are allocated among active investment managers of equities and fixed income securities. Approximately 72% of the VEBA assets are invested in equities and 28% are invested in fixed income securities. The VEBA’s assets are being invested in a similar fashion to the Company’s primary U.S. pension plan and the Company has estimated the same expected long-term rate of return of 8.75% per year.

35	The Brink’s Company 2006 Annual Report

Health Benefit Act Obligations

In October 1992, the Health Benefit Act was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents. The Health Benefit Act established a trust fund, The United Mine Workers of America Combined Benefit Fund (the “Combined Fund”), to which “signatory operators” and “related persons,” including The Brink’s Company and some of its subsidiaries and former subsidiaries (collectively, the “Brink’s Companies”) were jointly and severally liable to pay annual premiums for those beneficiaries directly assigned to a signatory operator and its related persons, on the basis set forth in the Health Benefit Act.

In addition, the Health Benefit Act provided that assigned companies, including the Brink’s companies, were required to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries if these benefits were not funded from other designated sources. To date, almost all of the funding for unassigned beneficiaries has been provided from transfers from the Abandoned Mine Land Reclamation Fund (the “AML Fund”) or other government sources.

In December 2006, the Tax Relief and Health Care Act of 2006 (the “2006 Act”) was enacted. By providing alternative funding, the 2006 Act substantially reduces, but does not eliminate, the Health Benefit Act obligations of the Company related to health care and death benefits of former miners who were not eligible for such benefits under contractual arrangements with the Company. The Company has estimated the projected cash flows and the undiscounted liability pursuant to the 2006 Act. Such estimates have been prepared using actuarial information as of December 31, 2006. The Company’s liability for Health Benefit Act obligations is equal to the undiscounted estimated amount of future annual premiums the Company expects to pay the Combined Fund. Any changes to expected future obligations determined during annual reevaluations are recorded as expenses or benefits within discontinued operations.

The Company recognized a pretax benefit within discontinued operations in 2006 of $148.3 million primarily to reflect the impact of the 2006 Act. There was no impact on income from continuing operations.

The 2006 Act also provides elective mechanisms to reduce the impact of joint and several liabilities on the Company and its assets. The Company is exploring the feasibility and costs associated with these mechanisms.

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

The unfunded status of the black lung obligation decreased to $46.7 million in 2006 from $51.7 million in 2005 largely due to cash benefit payments of $6.4 million made in 2006 and by the effect of increasing the discount rate by 25 basis points to 5.75% as of December 31, 2006.

Future cash payments are expected to gradually decline as the number of participants declines through mortality. Future expense levels are also expected to decline as the remaining value of the obligation declines.

36	The Brink’s Company 2006 Annual Report

Primary U.S. Pension Plan

The Company maintains a noncontributory defined benefit pension plan covering substantially all U.S. non-union employees who meet vesting and other requirements. The Company froze benefit levels for the primary U.S. defined benefit pension plan effective December 31, 2005. As a result, participants in the plan ceased earning additional benefits at December 31, 2005. Participants who have not met requirements for vesting are continuing to accrue vesting service in accordance with terms of the plans. Using actuarial assumptions as of December 31, 2006, this plan had an accumulated benefit obligation (“ABO”) of approximately $744 million. The ABO is an estimate of the benefits earned through December 31, 2006. Since the plan is frozen and no additional benefits will accrue, the Projected Benefit Obligation (“PBO”) is now the same as the ABO.

The ABO represents the net present value of expected future cash flows discounted to December 31, 2006 at 5.75%. The Company selects a discount rate for its pension liability after reviewing published long-term yield information for a small number of high-quality fixed-income securities (Moody’s AA bond yields). The Company, with the aid of its advisors, also calculates an average yield for a broader range of long-term high-quality securities with maturities in line with expected benefit payments. As market interest rates fluctuate, the net present value of the Company’s obligation will change. The impact of a one percentage point (100 basis points) change in the discount rate used at December 31, 2006, would have been as follows:

	Discount Rates
(In millions)	Increased by 1.0%	Decreased by 1.0%
Increase (decrease) in:
ABO at December 31, 2006	$(106)	$108
2007 expense	(11)	9

At December 31, 2006, the fair value of the plan’s assets was approximately $677 million. The Company uses a long-term rate of return assumption to determine expected annual income from plan assets. This expected annual income reduces future plan expense. The Company’s expected long-term rate of return in 2007 is 8.75%. If the Company were to use a different long-term rate of return assumption, annual pension expense would be different.

The historical and projected benefit payments and expense for the U.S. plan are set out in the table below. The projected benefit payments and expense reflect assumptions used in the valuation at December 31, 2006. These assumptions are reviewed annually, and it is likely that they will change in future years.

(In millions) Years Ending December 31,	Actual			Projected
	2004	2005	2006	2007	2008	2009
Payment of benefits (paid from plan trust)	$25	26	28	$31	33	34
Expense (income)	27	42	7	(1)	(10)	(15)

As can be noted from reviewing the above tables, freezing the plan significantly reduced pension expense in 2006. The level of expense increased in 2005 largely due to a reduction in the discount rate assumption used as a result of decreasing market interest rates. The above expense amounts were charged to the business segments in approximately the following proportions: Brink’s – 37%, BHS – 5%, Corporate – 2%, BAX Global and former operations – 56%.

37	The Brink’s Company 2006 Annual Report

The amount of cash the Company may have to contribute in the future for the Company’s primary U.S. pension plan is determined using a different set of assumptions than is used for financial accounting purposes.

The Company does not project any contributions to the primary U.S. pension plan in the next five years, but this estimate could change. Actual investment returns and interest rates are likely to differ from those assumed at December 31, 2006. Voluntary contributions have the effect of reducing and potentially delaying later required contributions. The Company has made voluntary contributions aggregating $11 million over the last three years.

The pension plan’s benefits will be paid out over an extended period of time. Accordingly, the Company takes a long-term approach to funding levels and contribution policies. Historically, long-term returns on assets invested have significantly exceeded the discount rate for pension liabilities so it is expected that a portion of the future liability will be funded by investment returns. On a GAAP basis, the plan was 91% funded at December 31, 2006.

The Pension Protection Act of 2006 (“PPA”) was signed by the President on August 17, 2006. While the Act will have some effect on specific plan provisions in our retirement program, its primary effect will be to change the minimum funding requirements for plan years beginning in 2008. Until regulations are issued by the U.S. Treasury Department, the financial effect is uncertain.

38	The Brink’s Company 2006 Annual Report

Discontinued Operations

	Years Ended December 31,
(In millions)	2006	2005	2004
Gain (loss) on sale of
BAX Global	$586.7	(2.8)	—
Timber	—	—	20.7
Gold	—	—	(0.9)
Coal	—	—	5.0
Results from operations
BAX Global (a)	7.0	86.8	49.5
Timber	—	—	(0.5)
Gold	—	—	(1.2)
Adjustments to contingent liabilities and assets of former operations
Health Benefit Act liabilities	148.3	2.3	3.2
Withdrawal liabilities	9.9	6.1	15.4
Litigation settlement gain	—	15.1	—
Reclamation liabilities	0.6	(6.2)	(0.1)
Workers’ compensation liabilities	(0.4)	0.4	(4.9)
Other	(0.8)	0.1	(3.3)

Income from discontinued operation before income taxes	751.3	101.8	82.9
Income tax (expense) benefit	(267.4)	3.7	(32.9)

Income from discontinued operations	$483.9	105.5	50.0

(a)	Revenues of BAX Global were $230.0 million in 2006, $2,899.4 million in 2005 and $2,440.6 million in 2004. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, BAX Global ceased depreciating and amortizing long-lived assets after November 2005, the date that BAX Global was classified as held for sale. Had BAX Global not ceased depreciation and amortization, its pretax income would have been $3.3 million lower in 2006 and $4.9 million lower in 2005.

The operating results of BAX Global and former natural resource operations have been classified as discontinued operations for all periods presented.

BAX Global

On January 31, 2006, the Company sold BAX Global, a wholly owned freight transportation subsidiary, for approximately $1 billion in cash, resulting in a pretax gain of approximately $587 million ($375 million after tax). See note 17 to the consolidated financial statements. Accordingly, BAX Global’s results of operations have been reported herein as discontinued operations for all periods presented. BAX Global’s assets and liabilities were classified as held for sale on the Company’s 2005 consolidated balance sheet.

BAX Global’s revenues increased 19% in 2005 compared to 2004 due to improved volumes in all regions and, in particular, Asia-Pacific. BAX Global’s operating profit in 2005 was $38.8 million higher compared to 2004 primarily due to an increase in air export volumes and improved margins in Asia-Pacific. The increase in 2005 operating profit was partially offset by a $2.9 million charge covering ancillary costs which management concluded could not be billed back to customers.

Former Natural Resource Operations

The Company sold the remaining portion of its timber business in 2004 for $33.7 million. After deducting the book value of related assets and the payment of $6.2 million to purchase equipment formerly leased, the Company recognized a $20.7 million pretax gain.

39	The Brink’s Company 2006 Annual Report

In February 2005, the Company received additional cash proceeds from the previous sale of its coal business in Virginia; the related pretax gain of $5 million was recorded in 2004.

In 2004, the Company sold its gold operations for approximately $1.1 million in cash plus the assumption of liabilities and recognized a $0.9 million loss.

Adjustments to Contingent Assets and Liabilities of Former Operations

Health Benefit Act Liabilities. The Company has obligations under the Health Benefit Act, as described in note 4 to the consolidated financial statements. The estimated liability is reduced each year as payments are made. In addition, the Company reduced the estimated liability:

•	by $148.3 million in 2006, primarily due to the 2006 Act. The new law significantly reduced the Company’s future estimated payments to the Combined Fund.

•

by $2.3 million in 2005 due primarily to a one-year extension of funding by the AML Fund of unassigned benefits and a lower-than-projected per-beneficiary health care premium rate, partially offset by a higher number of unassigned beneficiaries attributed to the Company.

•

by $3.2 million in 2004 due primarily to a slight decrease in the number of beneficiaries assigned to the Company at October 1, 2004, compared to the amount estimated at the end of 2003. As a result, the estimate of assigned beneficiaries in future periods was also lowered.

This estimated liability will be adjusted in future periods as assumptions change.

Withdrawal Liabilities. The Company withdrew from the UMWA 1950 and 1974 pension plans in June 2005 as the last employees working under UMWA labor agreements left the Company. As a result of the withdrawal from these coal-related plans, the Company settled its liabilities and made final payments to the plans amounting to $20.4 million in July 2006. A pretax benefit of $9.9 million related to this settlement was recorded in 2006.

Prior to the 2006 settlement payment, the Company estimated the obligation based on the funded status of the multi-employer plans at the most recent measurement date. The changes in the Company’s liability in 2005 and 2004 were due to changes in the UMWA plans’ unfunded liabilities.

Federal Black Lung Excise Tax. In 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of the Company, ruling that the Federal Black Lung Excise Tax (“FBLET”) is unconstitutional as applied to export coal sales. Through December 31, 2004, the Company had received refunds including interest of $27.2 million. In December 2005, the Company reached a final settlement agreement related to all claims for FBLET refunds and recorded a pretax gain of $15.1 million. The Company received payments covering this refund during the first quarter of 2006.

Other. The Company recorded $6.2 million in 2005, to reflect an increase in the estimated cost of reclamation at its former coal mines. The estimate of the cost of reclamation may change in the future.

In 2004, the Company recognized expense of $4.9 million to reflect an increase in the expected settlement of coal-related workers’ compensation claims. In 2004, the Company settled legal and other contingencies related to its former coal operations and recognized additional expense of $3.3 million.

40	The Brink’s Company 2006 Annual Report

Other Operating Income, Net

Other operating income, net, is a component of the operating segments’ previously discussed operating profits.

	Years Ended December 31,			% change
(In millions)	2006	2005	2004	2006	2005
Share in earnings of equity affiliates	$3.3	3.4	1.0	(3)	200+
Royalty income	1.8	2.0	1.6	(10)	25
Gains on sale of operating assets and mineral rights, net	0.4	9.6	5.7	(96)	68
Foreign currency transaction losses, net	(1.0)	(3.1)	(0.2)	(68)	200+
Impairment losses	(1.5)	(1.3)	(0.3)	15	200+
Penalties on unpaid value-added taxes	—	—	(0.4)	—	(100)
Other	2.9	4.4	3.7	(34)	19

Total	$5.9	15.0	11.1	(61)	35

Gains on sale of operating assets and mineral rights, net in 2005 included $5.8 million related to a 2003 West Virginia coal asset sale, due to the formal transfer of liabilities in 2005 to the buyer. In addition, a $3.1 million gain on the sale of residual assets and mineral rights related to former mining operations in Kentucky was recognized in 2005.

Gains on sale of operating assets and mineral rights, net in 2004 included $5.7 million related to the disposal of residual assets of the Company’s former coal operations.

Nonoperating Income and Expense

Interest Expense

	Years Ended December 31,			% change
(In millions)	2006	2005	2004	2006	2005
Interest expense	$13.2	18.6	20.8	(29)	(11)

Interest expense in 2006 decreased from 2005 levels due to the repayment of the Senior Notes and other borrowings with a portion of the proceeds from the sale of BAX Global, resulting in lower average debt levels.

Interest expense in 2005 was lower than 2004 as a result of repaying a portion of the Senior Notes and because of lower interest accruals for contingent income tax matters. In addition, interest expense in 2004 included $0.7 million related to value-added tax matters as discussed in note 22 to the consolidated financial statements.

The Company expects interest expense will increase in 2007, depending on borrowing levels and interest rates.

41	The Brink’s Company 2006 Annual Report

Interest and Other Income, Net

	Years Ended December 31,			% change
(In millions)	2006	2005	2004	2006	2005
Interest income	$13.9	4.7	3.8	196	24
Dividend income from real estate investment	5.1	4.1	—	24	NM
Gains on sales of marketable securities, net	1.0	0.2	4.3	200+	(95)
Senior Notes prepayment make-whole amount	(1.6)	—	—	NM	—
Other, net	(1.5)	0.3	(0.2)	NM	NM

Total	$16.9	9.3	7.9	82	18

Interest income increased in 2006 from 2005 due to the higher average levels of marketable securities acquired with a portion of the proceeds from the sale of BAX Global. The Company divested these securities prior to December 31, 2006.

Dividend income in 2006 was higher than 2005 due to higher payouts from a real estate investment. The Company does not expect to receive any dividends on its real estate investment in 2007.

The Company made a $1.6 million make-whole payment associated with the prepayment of the Senior Notes in 2006.

Upon the restriction of the VEBA to pay benefits under the postretirement medical plans of the Company, unrealized gains of $4.4 million were recorded in 2004 within Gains on sales of marketable securities, net.

Income Taxes

	Provision (benefit) for income taxes			Effective tax rate
Years Ended December 31,	2006	2005	2004	2006	2005	2004
	(In millions)			(In percentages)
Continuing operations	$82.7	49.5	40.6	40.5%	46.7%	32.6%
Discontinued operations	267.4	(3.7)	32.9	35.6%	(3.6)%	39.7%

Overview

The Company’s effective tax rate has varied in the past three years from the statutory U.S. federal rate due to various factors, including:

•	changes in valuation allowances,

•	changes in the geographical mix of earnings,

•	timing of benefit recognition for uncertain tax positions,

•	state income taxes,

•	repatriation of earnings in 2005, and

•	the initial recognition of a net deferred tax benefit in 2005 recorded as a result of the decision to sell the stock of BAX Global.

42	The Brink’s Company 2006 Annual Report

The Company establishes or reverses valuation allowances for deferred tax assets depending on all available information including historical and expected future operating performance of its subsidiaries. Changes in judgment about the future realization of deferred tax assets can result in significant adjustments to the valuation allowances. Based on the Company’s historical and future expected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets, net of valuation allowances.

The Company currently believes its effective income tax rate in 2007 will be approximately 39% to 41%. The actual 2007 tax rate could be materially different from the Company’s estimate.

Continuing Operations

2006

The effective income tax rate on continuing operations in 2006 was higher than the 35% U.S. statutory tax rate primarily due to $6.7 million of state income tax expense and an $8.4 million net increase in the valuation allowance for non-U.S. deferred tax assets, primarily related to European operations.

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

2004

The effective income tax rate on continuing operations in 2004 was lower than the U.S. statutory tax rate primarily as a result of lower foreign income taxes, partially offset by state income taxes and the recording of income tax expense of $2.1 million for net valuation allowance adjustments.

Discontinued Operations

Discontinued operations include the tax provision or benefit associated with the Company’s BAX Global and other former businesses, and the resolution of associated contingent tax matters.

2006

The effective tax rate in 2006 approximated the 35% U.S. statutory tax rate.

2005

The effective tax rate in 2005 was lower than the 35% U.S. statutory tax rate primarily as a result of an income tax benefit of $27.4 million recorded upon the resolution of income tax matters with the Internal Revenue Service related to the former natural resource business. In addition, the Company recognized a $7.0 million net deferred tax benefit for the excess of the tax basis over the carrying value of the Company’s investment in BAX Global as a result of the Company’s decision to sell BAX Global’s stock.

2004

The effective tax rate in 2004 was higher than the U.S. statutory tax rate due to state income tax expense.

Other

As of December 31, 2006, the Company has not recorded U.S. federal deferred income taxes on approximately $195 million of undistributed earnings of foreign subsidiaries and equity affiliates. It is expected that these earnings will be permanently reinvested in operations outside the U.S. It is not practical to compute the estimated deferred tax liability on these earnings.

43	The Brink’s Company 2006 Annual Report

Minority Interest

	Years Ended December 31,			% change
(In millions)	2006	2005	2004	2006	2005
Minority interest	$18.3	14.3	12.4	28	15

The increase in minority interest in the last two years is primarily due to increases in the earnings of Brink’s Venezuelan and Colombian subsidiaries.

Foreign Operations

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

The Company, from time to time, uses foreign currency forward contracts to hedge transactional risks associated with foreign currencies, as discussed under “Market Risk Exposures” below.

Brink’s Venezuelan subsidiaries (“Brink’s Venezuela”) were considered to be operating in a highly inflationary economy in 2002. Since then, Venezuela’s economy has not been considered to be highly inflationary. It is possible that Venezuela’s economy may be considered highly inflationary again at some time in the future.

The Company is exposed to certain risks when it operates in highly inflationary economies, including the risk that

•	the rate of price increases for services will not keep pace with cost inflation;

•	adverse economic conditions in the highly inflationary country may discourage business growth which could affect demand for the Company’s services; and

•	the devaluation of the currency may exceed the rate of inflation and reported U.S dollar revenues and profits may decline.

Brink’s Venezuela is also subject to local laws and regulatory interpretations that determine the exchange rate at which repatriating dividends may be converted. It is possible that Brink’s Venezuela may be subject to less favorable exchange rates on dividend remittances in the future. The Company’s reported U.S. dollar revenues, earnings and equity would be adversely affected if revenues and operating profits of Brink’s Venezuela were to be reported using a less favorable currency exchange rate.

The Company is also subject to other risks customarily associated with doing business in foreign countries, including labor and economic conditions, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. The future effects, if any, of these risks on the Company cannot be predicted.

44	The Brink’s Company 2006 Annual Report

LIQUIDITY AND CAPITAL RESOURCES

Overview

Over the last three years, the Company has used the cash generated from operations and the divestiture of BAX Global and other noncore businesses to both repurchase shares and strengthen its balance sheet by reducing debt and making contributions to the VEBA. Cash flows in the last three years also included significant cash payments associated with retained liabilities of the former coal operations.

The sale of BAX Global in January 2006 provided the Company with cash of approximately $1 billion. The Company used the proceeds to contribute to the VEBA, pay down debt and repurchase shares of its common stock.

Summary of Cash Flow Information

	Years Ended December 31,			$ change
(In millions)	2006	2005	2004	2006	2005
Cash flows from operating activities
Continuing operations:
Before contributions to VEBA	$257.2	259.8	281.9	$(2.6)	(22.1)
Contributions to VEBA	(225.0)	—	(50.0)	(225.0)	50.0

Subtotal	32.2	259.8	231.9	(227.6)	27.9
Discontinued operations:
BAX Global	5.8	54.2	52.8	(48.4)	1.4
Federal Black Lung Excise Tax refunds	15.1	—	—	15.1	—
Settlement of pension withdrawal liabilities	(20.4)	—	—	(20.4)	—
Other	(0.4)	—	0.2	(0.4)	(0.2)

Operating activities	32.3	314.0	284.9	(281.7)	29.1

Cash flows from investing activities
Continuing operations:
Capital expenditures	(279.3)	(271.7)	(194.9)	(7.6)	(76.8)
Net proceeds from disposal of:
BAX Global (a)	1,010.5	—	—	1,010.5	—
Natural resource interests	—	5.0	28.6	(5.0)	(23.6)
Acquisitions	(14.4)	(53.2)	(14.8)	38.8	(38.4)
Purchases of marketable securities, net	(9.6)	(6.0)	(4.2)	(3.6)	(1.8)
Other	5.7	3.5	11.9	2.2	(8.4)

Subtotal	712.9	(322.4)	(173.4)	1,035.3	(149.0)
Discontinued operations:
BAX Global	(5.2)	(72.8)	(48.3)	67.6	(24.5)
Natural resources	—	—	(0.8)	—	0.8

Investing activities	707.7	(395.2)	(222.5)	1,102.9	(172.7)

Cash flows before financing activities	$740.0	(81.2)	62.4	$821.2	(143.6)

(a)	Net of $90.3 million of cash held by BAX Global at the date of sale.

45	The Brink’s Company 2006 Annual Report

Operating Activities

2006

Operating cash flows from continuing operations decreased by $227.6 million in 2006 compared to 2005 primarily due to a $225 million contribution to the VEBA made in 2006. In addition, higher cash flows from operating activities from Brink’s were partially offset by higher U.S. federal tax payments related to the sale of BAX Global. Operating cash flows from discontinued operations in 2006 includes $15.1 million of FBLET refunds, as well as payments of $20.4 million in July 2006 to settle the Company’s withdrawal liabilities related to multi-employer pension plans.

The Company contributed $225 million to the VEBA in 2006 using proceeds from the sale of BAX Global. The Company contributed $50 million in 2004. No contributions were made to the VEBA in 2005.

2005

Operating cash flow from continuing operations increased by $27.9 million in 2005 compared to 2004 primarily due to the absence of a contribution to the VEBA in 2005. This $50 million improvement in cash outflow for 2005 was partially offset by lower operating profit and an increase in receivables.

Investing Activities

Continuing Operations

Investing cash flows increased by $1.1 billion in 2006 compared to 2005 primarily due to the sale of BAX Global in 2006. In addition, investing cash flows in 2006 benefited from lower cash outflows of $38.8 million for acquisitions. Cash from investing activities in 2005 included $76.8 million of higher capital expenditures compared to 2004.

Capital Expenditures

	Years Ended December 31,			$ change
(In millions)	2006	2005	2004	2006	2005
Capital Expenditures
Brink’s	$115.1	109.0	76.2	$6.1	32.8
BHS	163.9	162.2	117.6	1.7	44.6
Corporate	0.3	0.5	1.1	(0.2)	(0.6)

Capital expenditures	$279.3	271.7	194.9	$7.6	76.8

Capital expenditures in 2006 were $7.6 million higher than in 2005, primarily as a result of $12.7 million higher spending on security systems at BHS. Higher spending on new subscribers more than offset a reduction in spending on facilities at BHS.

Capital expenditures in 2007 are currently expected to range from $315 million to $335 million. Expected capital expenditures for 2007 reflect an increase in customer installations at BHS and higher spending on branches and vehicles at Brink’s.

46	The Brink’s Company 2006 Annual Report

Proceeds from Dispositions

Cash flows from investing activities included cash proceeds of approximately $1 billion in 2006 from the sale of BAX Global. Sales of natural resource businesses provided cash of $5.0 million in 2005 and $28.6 million in 2004.

Acquisitions

As previously described, Brink’s made a number of acquisitions in the last three years including several operations in Europe. Cash paid for acquisitions totaled $14.4 million in 2006, $53.2 million in 2005 and $14.8 million in 2004.

Discontinued Operations

Cash used by investing activities was lower in 2006 compared to 2005 because capital expenditures at BAX Global were included in the Company’s consolidated cash flow for only one month in 2006. Cash used for investing activities increased by $23.7 million in 2005 from 2004 primarily as a result of higher capital expenditures at BAX Global.

Business Segment Cash Flows

The Company’s cash flows before financing activities for each of the operating segments are presented below.

	Years Ended December 31,			$ change
(In millions)	2006	2005	2004	2006	2005
Cash flows before financing activities
Continuing operations:
Business segments:
Brink’s	$70.8	(11.5)	108.5	$82.3	(120.0)
BHS	11.7	14.6	47.6	(2.9)	(33.0)

Subtotal of business segments	82.5	3.1	156.1	79.4	(153.0)
Corporate and former operations:
Net proceeds from disposal of:
BAX Global (a)	1,010.5	—	—	1,010.5	—
Natural resource interests	—	5.0	28.6	(5.0)	(23.6)
Contributions to the VEBA, net	(225.0)	—	(50.0)	(225.0)	50.0
Purchases of marketable securities, net	(9.6)	(6.0)	(4.2)	(3.6)	(1.8)
Contributions to primary U.S. pension plan	—	—	(11.0)	—	11.0
Other	(113.3)	(64.7)	(61.0)	(48.6)	(3.7)

Subtotal of continuing operations	745.1	(62.6)	58.5	807.7	(121.1)
Discontinued operations:
BAX Global	0.2	(18.6)	4.5	18.8	(23.1)
Federal Black Lung Excise Tax refunds	15.1	—	—	15.1	—
Settlement of pension withdrawal liabilities	(20.4)	—	—	(20.4)	—
Other	—	—	(0.6)	—	0.6

Cash flows before financing activities	$740.0	(81.2)	62.4	$821.2	(143.6)

(a)	Net of $90.3 million of cash held by BAX Global at the date of sale.

47	The Brink’s Company 2006 Annual Report

Overview

Cash flows before financing activities from the Company’s business segments totaled $241.7 million over the last three years. The sale of BAX Global in 2006 for approximately $1 billion also contributed significantly to the cash available before financing activities. Using this cash, the Company made $275 million in voluntary contributions to its VEBA over the last three years. Cash flows before financing activities in the last three years also included significant annual cash payments associated with retained liabilities of the former coal operations.

Brink’s

Cash flows before financing activities at Brink’s increased by $82.3 million in 2006 due to a higher operating profit in 2006 and a $38.8 million decrease in cash used for acquisitions.

Cash flows before financing activities decreased in 2005 over 2004 primarily due to an increase in cash used for acquisitions, capital expenditures and working capital needs, as well as lower operating profits.

BHS

The decrease in BHS’ cash flows before financing activities in 2006 is primarily due to a higher income tax rate, partially offset by higher earnings.

The year-over-year decrease in cash flows before financing activities at BHS in 2005 is primarily due to $10.2 million spent for the purchase of BHS’ headquarter facilities, $7.4 million for the development of the Knoxville facility and a $24 million increase in capital expenditures for new installations partially offset by an increase in operating profit.

Corporate and Former Operations

The Company received approximately $1 billion in net proceeds for the sale of BAX Global during 2006. The Company immediately contributed $225 million to the VEBA. The Company paid $67 million in 2006 of estimated U.S. income tax liability, principally as a result of the large gain on the sale of BAX Global. The Company did not pay federal income taxes in the U.S. in 2005 or 2004.

The Company paid $38 million in 2006 ($36 million in 2005 and $35 million in 2004) for coal-related medical plan benefits for retirees. The Company elected to begin using the assets of the VEBA to fund benefit payments beginning January 1, 2007. This election will improve cash flows in future periods.

The Company received $33.6 million in total net proceeds during 2005 and 2004 from the sale of substantially all of its remaining natural resource interests.

Discontinued Operations

Cash flows before financing activities from discontinued operations in 2006 included only one month of operations for BAX Global compared to a full year in 2005. Additionally in 2006, the Company received $15.1 million in FBLET refunds and paid $20.4 million to settle two multi-employer pension plan withdrawal liabilities.

Cash flows before financing activities from discontinued operations in 2005 decreased primarily due to a decrease in the sale of accounts receivable as a result of the termination of the securitization program and an increase in capital expenditures, partially offset by improved operating results at BAX Global.

48	The Brink’s Company 2006 Annual Report

Financing Activities

Summary of Financing Activities

	Years Ended December 31,
(In millions)	2006	2005	2004
Net borrowings (repayments) of debt:
Short-term debt	$3.8	14.0	(7.9)
Revolving Facility	(76.2)	107.1	(12.5)
Senior Notes	(76.7)	(18.3)	—
Other	(10.3)	(16.2)	(16.4)

Net borrowings (repayments) of debt	(159.4)	86.6	(36.8)
Purchase of outstanding shares of the Company	(630.9)	—	—
Dividends to:
Shareholders of the Company	(10.1)	(5.5)	(5.4)
Minority interests in subsidiaries	(9.0)	(6.7)	(4.8)
Proceeds from exercise of stock options and other	21.0	26.9	22.4
Discontinued operations, net	5.4	(7.7)	(2.3)

Cash flows from financing activities	$(783.0)	93.6	(26.9)

During 2006, the Company used $630.9 million to purchase 12.2 million shares of its common stock, an average cost of $51.80 per share. These shares include 10.4 million shares purchased at $51.20 per share in a $530 million Dutch auction self-tender offer on April 11, 2006.

The Company made scheduled payments of $18.3 million in January 2006 related to its Senior Notes. On March 31, 2006, the Company prepaid the outstanding $58.4 million balance of its Senior Notes and made a make-whole payment of $1.6 million. The Senior Notes were terminated upon prepayment. In addition, the Company significantly reduced other debt during 2006.

The Company’s operating liquidity needs are typically financed by short-term debt and the Revolving Facility, described below.

On May 5, 2006, the board of directors authorized an increase in the Company’s regular dividend to an annual rate of $0.25 per share, up from an annual rate of $0.10 per share. The Company paid dividends of $0.0625 per share in the second, third and fourth quarters of 2006 and a $0.025 per share dividend on its common stock in the first quarter of 2006. In each quarter of 2005 and 2004, the Company paid $0.025 per share quarterly dividends on its common stock. On January 25, 2007, the board declared a regular quarterly dividend of $0.0625 per share payable on March 1, 2007. Future dividends are dependent on the earnings, financial condition, cash flow and business requirements of the Company, as determined by the board of directors.

49	The Brink’s Company 2006 Annual Report

Capitalization

The Company uses a combination of debt, leases and equity to capitalize its operations. As of December 31, 2006, debt as a percentage of capitalization (defined as total debt and shareholders’ equity) was 18% compared to 27% at December 31, 2005. The decrease resulted from lower debt of $142.7 million partially offset by the impact of a reduction in equity of $83.7 million. Equity decreased in 2006 primarily as a result of the Company’s share repurchase programs and the implementation of a new accounting standard for pension and other postretirement benefit obligations, partially offset by over $100 million in income from continuing operations, the gain on the sale of BAX Global, and by the reduction of Health Benefit Act obligations.

Summary of Debt, Equity and Other Liquidity Information

	Amount available under credit facilities December 31, 2006	Outstanding Balance December 31,		$ change (a)
(In millions)		2006	2005
Debt:
Short-term debt:
Multi-currency revolving facility and other committed facilities	$48	$33.4	25.5	$7.9
Long-term debt:
Revolving Facility	348	52.1	123.6	(71.5)
Letter of Credit Facility	9	—	—	—
Senior Notes		—	76.7	(76.7)
Dominion Terminal Associates bonds		43.2	43.2	—
Other		41.5	43.9	(2.4)

Debt	$405	$170.2	312.9	$(142.7)

Shareholders’ equity		$753.8	837.5	$(83.7)

Other Liquidity Information:
Cash and cash equivalents		$137.2	96.2	$41.0
Net Debt (b)		33.0	216.7	(183.7)

(a)	In addition to cash borrowings and repayments, the change in the debt balance also includes changes in currency exchange rates.

(b)	See reconciliation of Non-GAAP measure below.

Reconciliation of Net Debt and Net Financings to GAAP Measures

	December 31,
(In millions)	2006	2005	2004	2003	2002
Short-term debt	$33.4	25.5	27.5	35.8	41.8
Long-term debt	136.8	287.4	216.7	238.7	317.5

Debt	170.2	312.9	244.2	274.5	359.3
Less cash and cash equivalents	(137.2)	(96.2)	(169.0)	(128.7)	(102.3)

Net Debt (a)	33.0	216.7	75.2	145.8	257.0
Amounts sold under accounts receivable securitization facility	—	—	25.0	77.0	72.0

Net Financings (a)	$33.0	216.7	100.2	222.8	329.0

(a)	Net Debt and Net Financings are non-GAAP measures. Net Debt is equal to short-term debt plus the current and noncurrent portion of long-term debt (“Debt” in the tables), less cash and cash equivalents. Net Financings are equal to Net Debt plus the amount sold under the accounts receivable securitization facility.

50	The Brink’s Company 2006 Annual Report

The supplemental Net Debt and Net Financing information is non-GAAP financial information that management believes is an important measure to evaluate the Company’s financial leverage. This supplemental non-GAAP information does not affect any reported amounts. This supplemental non-GAAP information should be viewed in conjunction with the Company’s consolidated balance sheets.

Debt

The Company entered into a new unsecured $400 million revolving bank credit facility with a syndicate of banks in the third quarter of 2006. The new facility replaces a $400 million revolving credit facility that was scheduled to mature in 2009. The new facility’s interest rate is based on LIBOR plus a margin, prime rate, or competitive bid. The facility allows the Company to borrow (or otherwise satisfy credit needs) on a revolving basis over a five-year term ending August 2011. As of December 31, 2006, $347.9 million was available under the revolving credit facility. The new and prior facility are referred to as the “Revolving Facility” herein.

The Company has an unsecured $150 million credit facility with a bank to provide letters of credit and other borrowing capacity over a five-year term ending in December 2009 (the “Letter of Credit Facility”). As of December 31, 2006, $8.7 million was available for use under this revolving credit facility. The Revolving Facility and the multi-currency revolving credit facilities described below are also used for the issuance of letters of credit and bank guarantees.

The Company has three unsecured multi-currency revolving bank credit facilities totaling $96.2 million at December 31, 2006, of which $48.2 million was unused. When rates are favorable, the Company also borrows from other banks under short-term uncommitted agreements. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts borrowed under these agreements are included in short-term borrowings.

The Company made scheduled payments of $18.3 million in January 2006 related to its Senior Notes. On March 31, 2006, the Company prepaid the outstanding $58.4 million balance of its Senior Notes and made a make-whole payment of $1.6 million. The Senior Notes were terminated upon prepayment. In addition, the Company significantly reduced other debt during 2006.

The Company’s Brink’s and BHS subsidiaries have guaranteed the Revolving Facility and the Letter of Credit Facility. The Revolving Facility, the Letter of Credit Facility and the multi-currency revolving bank credit facilities contain various financial and other covenants. The financial covenants, among other things, limit the Company’s total indebtedness, limit asset sales, limit the use of proceeds from sales of assets and provide for minimum coverage of interest costs. The credit agreements do not provide for the acceleration of payments should the Company’s credit rating be reduced. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated and the commitments could be withdrawn. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other loan agreements. The Company was in compliance with all financial covenants at December 31, 2006.

The Company has guaranteed bonds of $43.2 million issued by the Peninsula Ports Authority of Virginia. The guarantee originated as part of the Company’s former interest in Dominion Terminal Associates, a deep water coal terminal. The Company continues to pay interest on and guarantee payment of the $43.2 million principal amount and ultimately will have to pay for the retirement of the bonds in accordance with the terms of the guarantee. The bonds bear a fixed interest rate of 6.0% and mature in 2033. The bonds may mature prior to 2033 upon the occurrence of specified events such as the determination that the bonds are taxable or the failure of the Company to abide by the terms of its guarantee.

The Company believes it has adequate sources of liquidity to meet its near-term requirements.

51	The Brink’s Company 2006 Annual Report

Equity

At December 31, 2006, the Company had 100 million shares of common stock authorized and 48.5 million shares issued and outstanding. Of the outstanding shares, 2.3 million shares were held by The Brink’s Company Employee Benefits Trust (the “Employee Benefits Trust”) at December 31, 2006, and have been accounted for similarly to treasury stock for earnings per share calculation purposes.

As further discussed below, during 2006 the Company purchased and retired approximately 12.2 million shares of its common stock for $630.9 million. The shares purchased and retired approximated 21% of the number of shares outstanding on December 31, 2005.

Dutch auction

On March 8, 2006, the Company’s board of directors authorized a “Dutch Auction” self-tender offer to purchase up to 10 million shares of the Company’s common stock. Under certain circumstances up to an additional 2% of the outstanding common stock was authorized to be purchased in the tender offer. The tender offer began on March 9, 2006, and expired on April 6, 2006, and was subject to the terms and conditions described in the offering materials mailed to the Company’s shareholders and filed with the Securities and Exchange Commission. On April 11, 2006, the Company purchased 10,355,263 shares in the tender offer at $51.20 per share for a total of approximately $530.2 million in cash. The Company incurred $0.7 million in costs associated with the purchase.

Other Repurchases

Following the self-tender offer, the board authorized additional Company common stock purchases of up to $100 million from time to time as market conditions warranted and as covenants under existing agreements permitted. The additional stock purchase program did not require any specific number of shares be purchased. Under the program, the Company used $100 million to purchase 1,823,118 shares of common stock between May 22 and October 5, 2006, at an average price of $54.85 per share. The Company has no remaining authority under the program.

Preferred Stock

At December 31, 2006, the Company has the authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

Off Balance Sheet Arrangements

The Company has operating leases that are described in the notes to the consolidated financial statements. See note 14 for operating leases that have residual value guarantees or other terms that cause the agreement to be considered a variable interest. The Company uses operating leases to lower its cost of financings. The Company believes operating leases are an important component of its capital structure.

52	The Brink’s Company 2006 Annual Report

Contractual Obligations

The following table reflects the contractual obligations of the Company as of December 31, 2006.

	Estimated Payments Due by Period
(In millions)	2007	2008	2009	2010	2011	Later Years	Total
Contractual obligations
Long-term debt obligations	$2.4	12.9	1.0	0.9	53.0	44.7	114.9
Capital lease obligations	8.1	5.3	4.1	2.3	1.0	1.1	21.9
Operating lease obligations	77.2	63.3	46.6	32.2	22.1	60.0	301.4
Purchase obligations:
Service contracts	11.3	8.2	8.4	8.5	8.7	—	45.1
Other	7.9	—	—	—	—	—	7.9
Other long-term liabilities reflected on the Company’s balance sheet under GAAP - non-coal related workers compensation and other claims	22.2	15.6	8.2	4.1	4.7	10.5	65.3

Subtotal	129.1	105.3	68.3	48.0	89.5	116.3	556.5
Legacy liabilities (a)	18.0	14.0	10.0	9.0	7.0	201.8	259.8

Total	$147.1	119.3	78.3	57.0	96.5	318.1	816.3

(a)	The projected payments for liabilities related to former operations (legacy liabilities) are discussed in “Results of Operations – Retained Liabilities and Assets of Former Operations”. The Company elected to begin using the assets of the VEBA to fund benefit payments beginning January 1, 2007. The Company estimates the following cash payments using VEBA assets for the next 5 years: $42 million in 2007, $44 million in 2008, $47 million in 2009, $48 million in 2010 and $49 million in 2011. The Company may elect at any time to use either these assets or its cash from operations to pay benefits for its retiree medical plans. Estimated payments above exclude administration and other payments.

Other Potential Use of Credit

Surety Bonds and Letters of Credit

The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers’ compensation, reclaim lands used for mining by the Company’s former coal operations and satisfy other obligations. As of December 31, 2006, the Company had outstanding surety bonds with third parties totaling approximately $45.2 million that it has arranged in order to satisfy various security requirements. Most of these bonds provide financial security for obligations which have already been recorded as liabilities. Surety bonds are typically renewable on a yearly basis; however, there can be no assurance the bonds will be renewed or that premiums in the future will not increase.

If the remaining surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its Letter of Credit Facility and its Revolving Facility to provide letters of credit or other collateral to secure its obligations.

The Company has issued letters of credit of $141.3 million under its $150 million Letter of Credit Facility, described in “Debt” above. At December 31, 2006, all of these issued letters of credit were used to secure the Company’s obligations.

53	The Brink’s Company 2006 Annual Report

Contingent Matters

Income Tax

The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions and the Company has accrued approximately $27 million for related contingencies at December 31, 2006. While it is difficult to predict the final outcome of the various issues that may arise during an examination, the Company believes that it has adequately provided for potential contingent income tax liabilities and interest. The Company expects the adoption of FIN 48, Accounting for Uncertainty in Income Taxes-an interpretation of SFAS 109, to increase retained earnings at January 1, 2007, by up to $10 million.

Former Operations

The Company has recorded estimated liabilities for contingent obligations, including those for premiums to the Combined Fund, coal-related workers’ compensation claims and reclamation obligations. These are discussed in more detail at “Results of Operations – Retained Liabilities and Assets of Former Operations – Legacy Liabilities and Assets.”

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

The Company has retained all pre-closing tax assets and liabilities related to BAX Global, except deferred income taxes. The Company has $9.4 million accrued for these net tax liabilities at December 31, 2006.

Insurance claims

The Company filed insurance claims of $2.4 million in 2006 (which were collected in early 2007) and anticipates filing additional insurance claims of $2.6 million to $3.9 million in 2007 related to property damage and business interruption insurance coverage for losses sustained by Brink’s and BHS from Hurricane Katrina. As of December 31, 2006, the Company has recorded a receivable of $1.8 million covering property damage, of which approximately $1 million related to the $2.4 million claim collected in the first quarter of 2007. Because the Company’s property damage insurance coverage provides for replacement value, the Company expects to record proceeds in excess of realized losses when the claims are ultimately settled. In addition, payments for lost revenues under business interruption coverage will be recognized as operating income when the claims are settled. As a result, the Company expects to recognize gains of between $3 million and $5 million in 2007 for amounts collected in excess of previously recorded receivables.

Value-added taxes (“VAT”) and customs duties

During 2004, the Company determined that one of its non-U.S. Brink’s business units had not paid customs duties and VAT with respect to the importation of certain goods and services. The Company was advised that civil and criminal penalties could be asserted for the non-payment of these customs duties and VAT. Although no penalties have been asserted to date, they could be asserted at any time. The business unit has provided the appropriate government authorities with an accounting of unpaid customs duties and VAT and has made payments covering its calculated unpaid VAT. The Company believes that the range of reasonably possible losses is between $0.4 million and $3.0 million for potential penalties on unpaid VAT and has accrued $0.4 million. The Company believes that the range of possible losses for unpaid customs duties and associated penalties, none of which has been accrued, is between $0 and $35 million. The Company believes that the assertion of the penalties on unpaid customs duties would be excessive and would vigorously defend against any such assertion. The Company does not expect to be assessed interest charges in connection with any penalties that may be asserted. The Company continues to diligently pursue the timely resolution of this matter and, accordingly, the Company’s estimate of the potential losses could change materially in future periods. The assertion of potential penalties may be material to the Company’s financial position and results of operations.

54	The Brink’s Company 2006 Annual Report

MARKET RISK EXPOSURES

The Company’s operations have activities in approximately 50 countries. These operations expose the Company to a variety of market risks, including the effects of changes in interest rates, commodity prices and foreign currency exchange rates. These financial and commodity exposures are monitored and managed by the Company as an integral part of its overall risk management program.

The Company periodically uses various derivative and non-derivative financial instruments, as discussed below, to hedge its interest rate, commodity prices and foreign currency exposures when appropriate. The risk that counterparties to these instruments may be unable to perform is minimized by limiting the counterparties used to major financial institutions with investment grade credit ratings. The Company does not expect to incur a loss from the failure of any counterparty to perform under the agreements. The Company does not use derivative financial instruments for purposes other than hedging underlying financial or commercial exposures.

The sensitivity analyses discussed below for the market risk exposures were based on the facts and circumstances in effect at December 31, 2006. Actual results will be determined by a number of factors that are not under management’s control and could vary materially from those disclosed.

Interest Rate Risk

The Company uses both fixed and floating rate debt and leases to finance its operations. Floating rate obligations, including the Company’s Revolving Facility, expose the Company to fluctuations in cash flows due to changes in the general level of interest rates. Fixed rate obligations, including the Company’s Dominion Terminal Associates debt, are subject to fluctuations in fair values as a result of changes in interest rates.

Based on the contractual interest rates on the floating rate debt at December 31, 2006, a hypothetical 10% increase in rates would increase cash outflows by approximately $0.6 million over a twelve-month period (in other words, the Company’s weighted average interest rate on its floating rate instruments was 5.66% per annum at December 31, 2006. If that average rate were to increase by 57 basis points to 6.23%, the cash outflows associated with these instruments would increase by $0.6 million annually). The effect on the fair value of the Company’s Dominion Terminal Associates debt for a hypothetical 10% decrease in the yield curve from year-end 2006 levels would result in a $3.6 million increase in the fair value of this debt.

55	The Brink’s Company 2006 Annual Report

Commodity Price Risk

The Company consumes various commodities in the normal course of its business and, from time to time, may use derivative financial instruments to minimize the variability in forecasted cash flows due to price movements in these commodities. The derivative contracts are entered into in accordance with guidelines set forth in the Company’s risk management policies. At December 31, 2006, the Company had no outstanding commodity based derivative contracts.

Foreign Currency Risk

The Company, primarily through its Brink’s operations, has exposure to the effects of foreign currency exchange rate fluctuations on the results of all of its foreign operations. The Company’s foreign operations generally use local currencies to conduct business but their results are reported in U.S. dollars.

The Company is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of domestic and foreign operations. To mitigate these exposures, the Company, from time to time, enters into foreign currency forward contracts. At December 31, 2006, no significant foreign currency forward contracts were outstanding. The Company does not use derivative financial instruments to hedge investments in foreign subsidiaries since such investments are long-term in nature.

The effects of a hypothetical simultaneous 10% appreciation in the U.S. dollar from year-end 2006 levels against all other currencies of countries in which the Company has continuing operations are as follows:

(In millions)	Hypothetical Effects Increase/ (decrease)
Translation of 2006 earnings into U.S. dollars	$(3.4)
Transactional exposures	(4.0)
Translation of net assets of foreign subsidiaries	(38.8)

The hypothetical foreign currency effects above detail the consolidated impact of a simultaneous change in the value of a large number of foreign currencies relative to the U. S. dollar. The foreign currency exposure impact related to a change in an individual currency could be significantly different.

56	The Brink’s Company 2006 Annual Report

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The application of accounting principles requires the use of assumptions, estimates and judgments which are the responsibility of management. Management makes estimates and judgments based on, among other things, knowledge of operations, markets, historical trends and likely future changes, similarly situated businesses and, when appropriate, the opinions of advisors with relevant knowledge and experience. Many assumptions, estimates and judgments are straightforward; others are not. Reported results could have been materially different had management used a different set of assumptions, estimates and judgments.

Deferred Tax Asset Valuation Allowance

It is common for companies to record expenses and accruals before the related payments are actually made. In the U.S., and most other countries and tax jurisdictions, many deductions for tax return purposes cannot be taken until the expenses are paid. Similarly, some tax credits and tax loss carry forwards cannot be used until future periods when sufficient taxable income is generated. In these circumstances, under GAAP, companies accrue for the tax benefit expected to be received in future years if, in the judgment of management, it is “more likely than not” that the company will receive the tax benefits. These benefits (deferred tax assets) are often offset, in whole or in part, by the effects of deferred tax liabilities which relate primarily to deductions available for tax return purposes under existing tax laws and regulations before such costs are reported as expenses under GAAP.

As of December 31, 2006, the Company had approximately $192 million of net deferred tax assets on its consolidated balance sheet. A significant amount of the Company’s deferred tax assets relates to expected future tax deductions arising from retiree medical and other coal-related expenses the Company has already recorded in its financial statements. For more details associated with this net balance, see note 5 to the accompanying consolidated financial statements.

Since there is no absolute assurance that these assets will be ultimately realized, management reviews the Company’s deferred tax positions to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing when assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can use to increase the likelihood that the tax assets will be realized. If after conducting the periodic review, management determines that the realization of the tax asset does not meet the “more-likely-than-not” criteria, an offsetting valuation allowance is recorded thereby reducing net earnings and the deferred tax asset in that period. For these reasons and since changes in estimates can materially affect net earnings, management believes the accounting estimate related to deferred tax asset valuation allowances is a “critical accounting estimate.”

Due to its expectation that the historical profitability of the Company’s U.S. portion of the Brink’s and BHS operations will continue and the lengthy period over which coal-related liabilities will become available for deduction on tax returns, management has concluded that it is more likely than not that these U.S. federal net deferred tax assets will be realized.

For U.S. state jurisdictions and non-U.S. jurisdictions, the Company has evaluated its ability to fully utilize the net deferred tax assets on an individual jurisdiction basis. Due to a recent history of losses in some non-U.S. jurisdictions and doubts about whether future operating performance will be sufficiently profitable to realize deferred tax assets, the Company has approximately $54 million of valuation allowances at December 31, 2006.

Among other things, should tax statutes, the timing of deductibility of expenses or expectations for future performance change, the Company could decide to adjust its valuation allowances, which would increase or decrease tax expense, possibly materially.

57	The Brink’s Company 2006 Annual Report

Goodwill and Property and Equipment Valuations

Accounting Policies

At December 31, 2006, the Company had property and equipment of $981.9 million and goodwill of $124.0 million, net of accumulated depreciation and amortization. The Company reviews these assets for possible impairment using the guidance in SFAS 142, Goodwill and Other Intangible Assets, for goodwill and SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, for property and equipment and other long-lived assets. The review for impairment requires the use of significant judgments about the future performance of the Company’s operating subsidiaries and, as such, the Company believes they represent critical accounting estimates.

Application of Accounting Policies

Goodwill

Goodwill is reviewed for impairment at least annually. The Company estimates the fair value of Brink’s, the only reporting unit that has goodwill, primarily using estimates of future cash flows. The fair value of the reporting unit is compared to its carrying value to determine if an impairment is indicated. To date, no impairment has been identified. Due to a history of profitability and cash flow, the carrying value of goodwill of Brink’s is believed to be appropriate.

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

Brink’s has not had any material impairments of property and equipment in the last three years.

Each quarter, when BHS customers disconnect their monitoring service, BHS records an impairment charge estimate based on the carrying value of the related security systems determined to be permanently disconnected which takes into account future expected reconnections. Future reconnection experience is estimated using historical data. Should the estimate of future reconnection experience change, BHS’s impairment charges would be affected.

58	The Brink’s Company 2006 Annual Report

Employee and Retiree Benefit Obligations

The Company provides its employees and retirees benefits through Company-sponsored plans, including defined benefit pension plans and retiree medical benefit plans and statutory requirements (e.g., black lung and workers’ compensation obligations).

The primary benefits which require the Company to make cash payments over an extended period of years are:

•	Pension obligation

•	Retiree medical obligation

•	Black Lung obligation

•	Workers’ compensation obligation

Accounting Policy

The Company accounts for its pension plans under SFAS 87, Employers’ Accounting for Pensions, as amended. The Company accounts for its retiree medical obligations and Black Lung obligations under SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, as amended. SFAS 87 and SFAS 106 have been amended by SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). As a result of annual remeasurements, the Company records changes in liabilities and associated expenses over time as required under these accounting standards.

As is normal for these benefits, cash payments will be made for periods ranging from the current year to over seventy years from now for some of these benefits. The amount of the cash payments and related expenses will be affected over time by inflation, salary increases, investment returns and market interest rates, changes in the numbers of plan participants and changes in the benefit obligations and/or laws and regulations covering the benefit obligations. Because of the inherent volatility of these items and because the obligations are significant, the Company believes these represent critical accounting estimates.

The critical accounting estimates that determine the carrying values of liabilities and the resulting annual expense are discussed below. The plans that are affected by the assumptions discussed are identified parenthetically in the relevant title.

Application of Accounting Policy

Discount Rate (Pension, Retiree Medical and Black Lung)

A discount rate is used to determine the present value of future payments. The rate should reflect returns expected from high-quality bonds and will fluctuate over time with market interest rates. In general, the Company’s liability changes in an inverse relationship to interest rates, i.e. the lower the discount rate, the higher the associated plan obligation.

The Company selects a discount rate for its plan obligations after reviewing published long-term yield information for a small number of high-quality fixed-income securities (e.g. Moody’s AA bond yields). The Company’s advisors also calculate yields for the broader range of long-term high-quality securities with maturities in line with expected payments. After considering these factors, the Company selected a discount rate of 5.75% as of December 2006 and 5.50% as of December 31, 2005. The average Moody’s AA bond yields for the ten year period ended December 31, 2006 was approximately 6.7%.

59	The Brink’s Company 2006 Annual Report

Sensitivity Analysis

The discount rate selected at year end materially affects the valuations of plan obligations at year end and calculations of net periodic expenses for the following year.

The tables below compare hypothetical plan obligation valuations as of December 31, 2006, and estimated expenses for 2007 if the Company had used discount rates that were 100 basis points lower or higher.

Plan Obligations at December 31, 2006

(In millions)	Hypothetical 4.75%	Actual 5.75%	Hypothetical 6.75%
Primary U.S. pension plan benefit obligation	$852.6	744.3	638.6
Coal-related retiree medical accumulated postretirement benefit obligation (“APBO”)	634.4	570.9	518.0
Black Lung APBO	50.2	46.7	43.0

Projected 2007 Expense (Benefit)

(In millions)	Hypothetical 4.75%	Actual 5.75%	Hypothetical 6.75%
Primary U.S. pension plan	$8.0	(0.9)	(11.5)
Coal-related retiree medical	7.1	5.5	4.0
Black Lung	3.6	3.5	3.4

Return on Assets (Pension and Retiree Medical)

The Company’s primary U.S. defined benefit pension plan had assets at December 31, 2006, valued at approximately $677 million. This pension plan’s assets are invested primarily using actively managed accounts with asset allocation targets of 47.5% domestic equities and 22.5% international equities, both of which include a broad array of market capitalization sizes and investment styles, and 30% fixed income securities. The Company’s policy does not permit certain investments, including investments in The Brink’s Company common stock, unless part of a commingled fund. The plan rebalances its assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The Company-sponsored retiree medical plan had assets in a VEBA at December 31, 2006, valued at approximately $459 million. The assets in the VEBA are invested and managed on a similar basis to the pension plan. Accordingly, the same long-term rate of return assumption is used for the VEBA.

Pension accounting principles require companies to use estimates of expected asset returns over long periods of time. The Company selects the expected long-term rate of return assumption using advice from its investment advisor and its actuary considering the plan’s asset allocation targets and expected overall investment manager performance and a review of its most recent ten-year historical average compounded rate of return. After following the above process, the Company selected 8.75% as its expected long-term rate of return as of December 31, 2006 and 2005.

It is unlikely that in any given year the actual rate of return will be the same as the assumed long-term rate of return. In general, if actual returns exceed the expected long-term rate of return, future levels of expense will go down and vice-versa. Over the last ten years, the annual returns of the Company’s primary pension plan have fluctuated from a high of a 27.5% gain (2003) to a low of a 9.3% loss (2002) and averaged, on a compounded basis, over 9.7%, net of fees, per annum over the period. During that time period, there were seven years in which returns exceeded the assumed long-term rate of return and three years, the three years ended December 31, 2002, with returns below the assumed long-term rate of return.

60	The Brink’s Company 2006 Annual Report

If the Company were to use a different long-term rate of return assumption, it would affect annual pension expense but would have no immediate effect on funding requirements. For every hypothetical change of 100 basis points in the assumed long-term rate of return on plan assets, the Company’s U.S. annual pension plan expense in 2006 would have increased or decreased by approximately $6 million before tax. Similarly, the 2006 benefit of investment income in the VEBA would have increased or decreased by approximately $4 million.

The reduction (or “credit”) to pension expense associated with the assumed investment return fluctuates based on the level of plan assets (over time, the higher the level of assets, the higher the credit and vice versa) and the assumed rate of return (the higher the rate, the higher the credit and vice versa).

For the pension plan, the Company calculates expected investment returns by applying the expected long-term rate of return to the market-related value of plan assets. The market-related value of the plan assets is different from the actual or fair-market value of the assets. The actual or fair-market value is the value of the assets at a point in time that is available to make payments to pensioners and to cover any transaction costs. The market-related value recognizes changes in fair-value on a straight-line basis over five years. This recognition method spreads the effects of year-over-year volatility in the financial markets over several years.

The Company has elected to calculate expected investment returns on assets in the VEBA by applying the expected long-term rate of return to the fair market value of the assets at year end. This method is likely to cause the credit from the VEBA’s expected return to fluctuate more than the similar credit in the pension plan.

Salary Inflation (Pension)

Historically, pension expense and liabilities varied with the expected rate of salary increases – the higher or lower the annual increase, the higher or lower the liability and expense. Since the Company has frozen benefits under the U.S. defined benefit pension plan, this assumption will no longer affect future pension expense and liability for that plan.

Medical Inflation (Retiree Medical)

Changes in medical inflation will affect liability and expense amounts differently for the Company’s plans. There is a direct link between medical inflation and expected spending for postretirement medical benefits under the Company-sponsored plan for 2006 and for later years.

For the Company-sponsored retiree medical plan, the Company assumed an inflation rate of 9% for 2007, and projects this rate to decline to 5% by 2012. The average annual increase for medical inflation in the plan for the last five years has been about 9%. Because of the volatility of medical inflation it is likely that there will be future adjustments to these estimates, although the direction and extent of these adjustments cannot be predicted at the present time.

If the Company had assumed that the health care cost trend rates would be 100 basis points higher in each future year, the APBO for the coal-related retiree medical benefit plan would have been approximately $65 million higher at December 31, 2006 and the expense for 2006 would have been $3.4 million higher. If the Company had assumed that the future health care cost trend rate would be 100 basis points lower, the APBO would have been approximately $56 million lower at December 31, 2006, and the related 2006 expenses would have been $2.9 million lower.

Workers’ Compensation

Besides the effects of changes in medical costs, worker’s compensation costs are affected by the severity and types of injuries, changes in state and federal regulations and their application and the quality of programs which assist an employee’s return to work. The Company’s liability for future payments for workers’ compensation claims is evaluated annually with the assistance of its actuary.

61	The Brink’s Company 2006 Annual Report

Numbers of Participants (All Plans)

The valuations of all of these benefit plans are affected by the life expectancy of the participants. Accordingly, the Company relies on actuarial information to predict the number and life expectancy of participants. The Company uses the following mortality table for its major plans.

Plan	Mortality table
Retiree medical	RP-2000 Combined Healthy Blue Collar
Black Lung	1983 Group Annuity Mortality
U.S. pension	RP-2000 Combined Healthy Blue Collar

The 2006 number of participants by major plan is as follows:

Plan	Number of participants
Coal-related	5,193
All other	2,001
Total retiree medical	7,194
Black Lung	766
U.S. pension	24,662

Since the Company is no longer operating in the coal industry, it anticipates that the number of participants in the coal-related postretirement medical plan will decline over time due to mortality. Since the U.S. pension plan has been frozen, the number of its participants should also decline over time.

Changes in Laws (All Plans)

The Company’s valuations of its liabilities are determined under existing laws and regulations. Changes in laws and regulations which affect the ultimate level of liabilities and expense are reflected once the changes are final and their impact can be reasonably estimated. Recent changes in laws that provide government subsidies for amounts paid for pharmaceuticals for medicare-eligible medical plan participants have reduced the Company’s liability.

In December 2006, the Tax Relief and Health Care Act of 2006 (the “2006 Act”) was signed into law. By providing alternative funding, the 2006 Act substantially reduces, but does not eliminate, the Health Benefit Act obligations of the Company related to health care and death benefits of former miners who were not eligible for such benefits under contractual arrangements with the Company. The Company has estimated the projected cash flows and the undiscounted liability pursuant to the 2006 Act. Such estimates have been prepared using actuarial information as of December 31, 2006. The Company’s liability for Health Benefit Act obligations is equal to the undiscounted estimated amount of future annual premiums the Company expects to pay the Combined Fund. Any changes to expected future obligations determined during annual reevaluations are recorded as expenses or benefits within discontinued operations.

62	The Brink’s Company 2006 Annual Report

RECENT ACCOUNTING PRONOUNCEMENTS

Adopted Standards

The Company adopted Statement of Financial Accounting Standard (“SFAS”) 123(R), Share-Based Payment, effective January 1, 2006. Prior to adopting SFAS 123(R), the Company accounted for share-based compensation using the intrinsic-value method under Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, (“APB 25”) as permitted by SFAS 123, Accounting for Stock-Based Compensation. Under the intrinsic-value method no share-based compensation cost was recognized as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS 123(R) eliminates the use of the intrinsic-value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards. In addition, SFAS 123(R) requires additional accounting and disclosures for the income tax and cash flow effects of share-based payment arrangements.

The Company adopted SFAS 123(R) using the “modified prospective” transition method. Under the modified prospective transition method, the Company began recognizing share-based compensation costs on January 1, 2006, but did not restate prior periods. The amount of compensation cost recognized was computed based on the requirements of SFAS 123(R) for share-based awards granted, modified or settled in 2006, and based on the requirements of SFAS 123 for the unvested portion of awards granted prior to 2006. Under SFAS 123(R), cash flows from the tax benefit of tax deductions for stock options in excess of compensation cost are classified in the consolidated statements of cash flows as a financing activity. Under SFAS 123, these cash flows were included in operating activities and the prior-year amounts have not been reclassified. In addition, under SFAS 123(R), the Company no longer separately reports The Brink’s Company Employee Benefits Trust (the “Employee Benefits Trust”) in its consolidated statement of shareholders’ equity and consolidated balance sheet; it is now offset with capital in excess of par value. See note 15 for more information and for the required pro forma disclosures under SFAS 123 for periods prior to 2006.

The Company adopted SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective December 31, 2006. Prior to the adoption of SFAS 158, the Company accounted for its pension plans under SFAS 87, Employers’ Accounting for Pensions, as previously amended, and for its Company-sponsored retiree medical plans and black lung obligations under SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, as previously amended. SFAS 158 requires companies to recognize the funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its balance sheet and to recognize changes in funded status through comprehensive income in the year in which the changes occur. The adoption of SFAS 158 reduced the amount of consolidated equity reported by the Company as of December 31, 2006, by $162.9 million. In addition, SFAS 158 requires current liability classification only when the actuarial present value of benefits payable in the next twelve months exceeds the fair value of plan assets. See note 4 for more information.

The Company adopted Securities and Exchange Commission Staff Accounting Bulletin 108 (“SAB 108”), effective December 31, 2006, which is codified as SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires companies to quantify misstatements using both a balance sheet and an income statement approach (“dual method” approach) and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors. Prior to the adoption of SAB 108, the Company evaluated errors using only the income statement approach.

63	The Brink’s Company 2006 Annual Report

The Company had previously identified that it had been incorrectly applying its accounting policy for recording impairment charges upon subscriber disconnects at BHS. Prior to the adoption of SAB 108, the Company determined this incorrect application was not material to the financial statements using the income statement approach. The correction of this application was considered material using the dual method approach due to the impact on the trend of segment operating profit of BHS. Upon adoption of SAB 108, to correctly apply its accounting policy to subscriber disconnects, the Company recorded a $3.8 million ($2.4 million after tax) increase to retained earnings.

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), an interpretation of SFAS 143, Asset Retirement Obligations. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS 143 includes a legal obligation associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. The Company has conditional asset retirement obligations primarily associated with leased facilities. The Company adopted FIN 47 on December 31, 2005, and recognized the following:

(In millions)
Adjustment at December 31, 2005
Increase in assets (a):
Leasehold improvements	$3.8
Noncurrent deferred income tax asset	0.9

4.7
Increase in liabilities - asset retirement obligations (b)	(10.1)

Cumulative effect of change in accounting principle, net of tax (c)	$(5.4)

(a)	Includes $1.1 million of assets held for sale.

(b)	Includes $2.1 million of liabilities held for sale.

(c)	Includes $1.0 million of cumulative effect of change in accounting principle, net of tax, related to BAX Global.

In July 2005, the FASB issued FASB Staff Position (“FSP”) APB 18-1, Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion 18 upon a Loss of Significant Influence. FSP APB 18-1 requires an investor’s proportionate share of an investee’s equity adjustments for other comprehensive income to be offset against the carrying value of the investment at the time significant influence is lost. FSP APB 18-1 requires comparative financial statements be retrospectively adjusted to reflect the provisions of the FSP APB 18-1. The Company adopted FSP APB 18-1 on October 1, 2005. The carrying value (before the effect of FSP APB 18-1) of Brink’s cost method investment that was previously accounted for under the equity method was $8.9 million at December 31, 2005 and 2004. Cumulative currency losses of $14.5 million at December 31, 2005 and 2004 were reclassified from accumulated other comprehensive loss and increased the carrying value of the Company’s related investment to $23.4 million. This reclassification had no effect on net income.

In December 2004, the FASB issued FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The American Jobs Creation Act introduced a limited-time 85% dividends-received deduction on the repatriation of foreign earnings to U.S. taxpayers, provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. FSP FAS 109-2 was effective immediately and the required disclosures have been included in note 5 to the Company’s consolidated financial statements.

64	The Brink’s Company 2006 Annual Report

Standards Not Yet Adopted

In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The Company is required to adopt this interpretation in the first quarter of 2007. The Company expects the adoption of this interpretation to increase retained earnings at January 1, 2007, by up to $10 million.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Company is required to adopt SFAS 157 in the first quarter of 2008. The Company does not expect that the implementation of SFAS 157 will have a material effect on the Company’s results of operations or financial position.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities – Including an amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. The Company is required to adopt SFAS 159 in the first quarter of 2008. The Company does not expect that the implementation SFAS 159 will have a material effect on the Company’s results of operations or financial position.

65	The Brink’s Company 2006 Annual Report

FORWARD-LOOKING INFORMATION

This document contains both historical and forward-looking information. Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” “may,” “should” and similar expressions may identify forward-looking information. Forward-looking information in this document includes, but is not limited to, statements regarding costs associated with indemnities and tax liabilities from the BAX Global sale, income tax gains from the sale of BAX Global, a tightening insurance market, the receipt of dividends from a real estate investment, future interest income and interest expense, the realization of deferred tax assets, the anticipated effective tax rate for 2007 and the Company’s future tax position, Brink’s competitive advantages and ability to generate operating profit margins near or above 7% annually, variances in Brink’s performance from period to period, operational growth in Brink’s Cash Logistics business, future increases in safety and security costs, future effects of the loss of a Brink’s customer in Australia, expected improved Brink’s performance in EMEA, possible actions to improve long-term performance with accompanying restructuring expenses, expected insurance recoveries from claims filed in connection with Hurricane Katrina, the outcome of the issue relating to the non-payment of customs duties and value-added tax by a non-U.S. subsidiary of Brink’s, Incorporated, BHS customer retention efforts, the effect of the U.S. economy on BHS’ performance, expectations regarding future growth rates in installations, subscribers, revenues and operating profit at BHS, changes in the disconnect rate and related expenses at BHS, future increases in BHS monitoring rates, expansion of BHS’ commercial customer base, future fuel and copper costs, BHS presence in commercial alarm installation, monitoring and installations in new homes through relationships with major builders, expenses and cash outflows related to former coal operations, anticipated changes in the Company’s estimated liability related to the Health Benefit Act, the estimated payout period for annual Health Benefit Act Obligations, future cash payments for black lung obligations, projected payments and expense for the primary U.S. pension plan and its expected long-term rate of return, possible pension plan contributions, future interest expense increases, the use of earnings from foreign subsidiaries and equity affiliates, the possibility that Venezuela may be considered highly inflationary again, the possibility that Brink’s Venezuela may be subject to less favorable exchange rates on dividend remittances, capital expenditures in 2007, the adequacy of sources of liquidity to meet the Company’s near term requirements, estimated contractual obligations for the next five years, the Company’s provision for contingent income tax liabilities and interest, the outcome of pending litigation, the effectiveness of the Company’s hedges, the likelihood of losses due to non-performance by parties to hedging instruments, assumptions regarding future interest rates and compensation expenses, the carrying value of Brink’s goodwill, the impact of exchange rates, estimates of future reconnection experience at BHS and the impact of any change in estimates on BHS’ impairment charges, estimated discount rates and expected returns on assets related to legacy liabilities, the Company’s salary increase assumption, changes in the assumed level of inflation for a number of the Company’s benefit plans, future contributions to and use of the VEBA and expected investment returns on funds held by the VEBA, the impact of recent and future accounting rule changes, payment obligations and future amortizations under the Company-sponsored coal-related plans, and the Company’s borrowing capacity under the Letter of Credit Facility and the Revolving Facility, involve forward-looking information which is subject to known and unknown risks, uncertainties, and contingencies which could cause actual results, performance or achievements, to differ materially from those that are anticipated.

These risks, uncertainties and contingencies, many of which are beyond the control of the Company, include, but are not limited to, strategic initiatives and acquisition opportunities, the Company’s tax position and the tax impact of various possible uses of the proceeds from the BAX Global sale, decisions by the Company’s Board of Directors, the satisfaction or waiver of limitations on the use of proceeds contained in various of the Company’s financing arrangements, the demand for capital, the timing of the pass-through of costs by third parties and governmental authorities relating to the disposal of the coal assets, retirement decisions by mine workers, performance of the investments made by the multi-employer plans, estimates made by the multi-employer plans, the number of participants in the multi-employer plans and the cost to administer the plans, comparisons of hours worked by covered coal employees over the last five years versus industry averages, black lung claims incidence, the number of dependents of mine workers for whom benefits are provided, actual medical and legal expenses related to benefits, changes to the number of Health Benefit Act plan participants and their dependents, the funding and benefit levels of Health Benefit Act plans, changes in mortality rates of Health Benefit Act plan participants and their dependants, the funding and benefit levels of multi-employer plans and pension plans, changes in inflation rates (including medical inflation) and interest rates, acquisitions and dispositions made by the Company in the

66	The Brink’s Company 2006 Annual Report

future, the ability of the operations to identify losses as relating to Hurricane Katrina and positions taken by insurers, the financial condition of the insurers, the willingness of BHS’ customers to absorb price increases and the actions of BHS’ competitors, BHS’ ability to maintain subscriber growth, the return to profitability of operations in jurisdictions where the Company has recorded valuation adjustments, the ability of Brink’s competitors to provide safe and reliable service at a lesser cost, Brink’s ability to cost effectively match customer demand with appropriate resources, Brink’s loss experience, changes in insurance costs, Brink’s ability to integrate recent acquisitions, the performance of Brink’s EMEA operations and the effect of recent and possible future restructurings efforts, the input of governmental authorities regarding the non-payment of customs duties and value-added tax, the ability of the home security industry to dissuade law enforcement and municipalities from refusing to respond to alarms, the willingness of BHS’ customers to pay for private response personnel or other alternatives to police responses to alarms, the demand for capital by the Company and the availability of such capital, the cash, debt and tax position and growth needs of the Company, the funding level of and accounting for the VEBA and the VEBA’s investment performance, whether the Company’s assets or the VEBA’s assets are used to pay benefits, the determination of taxes owed from the BAX Global sale, the stability of the Venezuelan economy and changes in Venezuelan policy regarding exchange rates for dividend remittances, discovery of new facts relating to civil suits, the addition of claims or changes in relief sought by adverse parties, changes in the scope or method of remediation or monitoring, the nature of the Company’s hedging relationships, the financial performance of the Company, overall economic and business conditions, foreign currency exchange rates, changes in assumptions underlying the Company’s critical accounting policies, as more fully described in the section “Application of Critical Accounting Policies” but including, the likelihood that net deferred tax assets will be realized, discount rates, expectations of future performance, the timing of deductibility of expenses, estimated reconnection experience at BHS, anticipated return on assets, projections regarding the number of participants in and beneficiaries of the Company’s employee and retiree benefit plans, inflation, and the promulgation and adoption of new accounting standards and interpretations, including FASB Interpretation 48, SFAS 157 and SFAS 159, mandatory or voluntary pension plan contributions, the impact of continuing initiatives to control costs and increase profitability, pricing and other competitive industry factors, fuel and copper prices, new government regulations, legislative initiatives, judicial decisions, variations in costs or expenses and the ability of counterparties to perform.

67	The Brink’s Company 2006 Annual Report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”. Based on our assessment, we believe that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP; the independent registered public accounting firm which also audited the Company’s consolidated financial statements. KPMG’s attestation report on management’s assessment of the Company’s internal control over financial reporting appears on page 69 hereof.

68	The Brink’s Company 2006 Annual Report

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

The Brink’s Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Controls over Financial Reporting, that The Brink’s Company (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that The Brink’s Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in “Internal Control – Integrated Framework” issued by COSO. Also, in our opinion, The Brink’s Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control – Integrated Framework” issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Brink’s Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 27, 2007, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Richmond, Virginia

February 27, 2007

69	The Brink’s Company 2006 Annual Report

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

The Brink’s Company

We have audited the accompanying consolidated balance sheets of The Brink’s Company and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Brink’s Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As disclosed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, on January 1, 2006, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on December 31, 2006, and Securities and Exchange Commission Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, on December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Richmond, Virginia

February 27, 2007

70	The Brink’s Company 2006 Annual Report

THE BRINK’S COMPANY

and subsidiaries

Consolidated Balance Sheets

	December 31,
(In millions, except per share amounts)	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$137.2	96.2
Accounts receivable, (net of estimated uncollectible amounts: 2006 – $11.6; 2005 - $ 11.3)	469.4	419.1
Prepaid expenses and other	72.4	36.0
Deferred income taxes	71.8	174.0
Assets held for sale	—	976.5

Total current assets	750.8	1,701.8
Property and equipment, net	981.9	867.4
Goodwill	124.0	103.8
Deferred income taxes (note 1)	142.2	196.9
Other	189.1	167.0

Total assets	$2,188.0	3,036.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$33.4	25.5
Current maturities of long-term debt	10.5	35.5
Accounts payable	142.8	118.8
Income taxes payable	33.9	14.8
Accrued liabilities (note 1)	386.1	439.8
Liabilities held for sale	—	491.4

Total current liabilities	606.7	1,125.8
Long-term debt	126.3	251.9
Accrued pension costs (note 1)	135.5	170.0
Postretirement benefits other than pensions (note 1)	180.1	304.8
Deferred revenue	164.5	150.7
Deferred income taxes	20.8	18.8
Other	200.3	177.4

Total liabilities	1,434.2	2,199.4
Commitments and contingent liabilities (notes 4, 5, 12, 14, 17 and 22)
Shareholders’ equity:
Common stock, par value $1 per share:
Shares authorized: 100.0
Shares issued and outstanding: 2006 – 48.5; 2005 – 58.7	48.5	58.7
Capital in excess of par value	414.7	530.6
Retained earnings	552.0	488.0
Employee Benefits Trust, at market value:
(1.2 shares not allocated to participants in 2005) (note 1)	—	(55.2)
Accumulated other comprehensive income (loss):
Benefit plan experience loss	(236.3)	—
Benefit plan prior service cost	(8.8)	—
Minimum pension liabilities	—	(151.6)
Foreign currency translation	(17.7)	(33.7)
Unrealized gains on marketable securities	1.4	0.7

Accumulated other comprehensive loss (note 1)	(261.4)	(184.6)

Total shareholders’ equity	753.8	837.5

Total liabilities and shareholders’ equity	$2,188.0	3,036.9

See accompanying notes to consolidated financial statements.

71	The Brink’s Company 2006 Annual Report

THE BRINK’S COMPANY

and subsidiaries

Consolidated Statements of Operations

	Years Ended December 31,
(In millions, except per share amounts)	2006	2005	2004
Revenues	$2,837.6	2,549.0	2,277.5
Expenses:
Operating expenses	2,176.1	2,041.8	1,790.7
Selling, general and administrative expenses	466.8	406.8	360.5

Total expenses	2,642.9	2,448.6	2,151.2
Other operating income, net	5.9	15.0	11.1

Operating profit	200.6	115.4	137.4
Interest expense	(13.2)	(18.6)	(20.8)
Interest and other income, net	16.9	9.3	7.9

Income from continuing operations before income taxes and minority interest	204.3	106.1	124.5
Provision for income taxes	82.7	49.5	40.6

Income from continuing operations before minority interest	121.6	56.6	83.9
Minority interest	(18.3)	(14.3)	(12.4)

Income from continuing operations	103.3	42.3	71.5
Income from discontinued operations, net of income taxes	483.9	105.5	50.0

Income before cumulative effect of change in accounting principle	587.2	147.8	121.5
Cumulative effect of change in accounting principle, net of income taxes (a)	—	(5.4)	—

Net income	$587.2	142.4	121.5

Earnings per common share
Basic:
Continuing operations	$2.07	0.75	1.31
Discontinued operations	9.69	1.88	0.92
Cumulative effect of change in accounting principle	—	(0.10)	—
Net income	11.75	2.53	2.23

Diluted:
Continuing operations	$2.05	0.74	1.29
Discontinued operations	9.59	1.85	0.91
Cumulative effective of change in accounting principle	—	(0.09)	—
Net income	11.64	2.50	2.20

Weighted-average common shares outstanding
Basic	50.0	56.3	54.6
Diluted	50.5	57.0	55.3

(a)	As discussed in note 1, the Company adopted FIN 47 during 2005 on a cumulative basis as of December 31, 2005, resulting in a change in the Company’s method of accounting for conditional asset retirement obligations. Pro forma amounts, assuming the new method of accounting for conditional retirement obligations was applied retroactively, are presented in note 1.

See accompanying notes to consolidated financial statements.

72	The Brink’s Company 2006 Annual Report

THE BRINK’S COMPANY

and subsidiaries

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
(In millions)	2006	2005	2004
Net income	$587.2	142.4	121.5
Other comprehensive income (loss):
Minimum pension liability adjustments:
Adjustments to minimum pension liability	90.0	(33.3)	(9.2)
Tax benefit (expense) related to minimum pension liability adjustment	(31.7)	11.6	1.4
Reclassification for sale of BAX Global Inc.	11.1	—	—

Minimum pension liability adjustments, net of tax	69.4	(21.7)	(7.8)

Foreign currency:
Translation adjustments arising during the year	29.0	(32.3)	25.7
Tax benefit (expense) related to translation adjustments	(0.1)	2.3	0.9
Reclassification adjustment for sales of foreign subsidiaries	(12.9)	—	0.8
Reclassification of translation losses upon changing to cost method accounting for investment (see note 1)	—	—	14.5

Foreign currency translation adjustments, net of tax	16.0	(30.0)	41.9

Cash flow hedges:
Unrealized net gains on cash flow hedges arising during the year	—	—	2.6
Tax expense related to unrealized net gains on cash flow hedges	—	—	(0.9)
Reclassification adjustment for net gains realized in net income	—	—	(2.8)
Tax expense related to net gains realized in net income	—	—	1.0

Unrealized net losses on cash flow hedges, net of tax	—	—	(0.1)

Marketable securities:
Unrealized net gains on marketable securities arising during the year	2.0	1.2	0.1
Tax expense related to unrealized net gains on marketable securities	(0.7)	(0.4)	—
Reclassification adjustment for net gains realized in net income	(1.0)	(0.2)	(4.3)
Tax expense related to net gains realized in net income	0.4	0.1	1.5

Unrealized net gains (losses) on marketable securities, net of tax	0.7	0.7	(2.7)

Other comprehensive income (loss)	86.1	(51.0)	31.3

Comprehensive income	$673.3	91.4	152.8

See accompanying notes to consolidated financial statements.

73	The Brink’s Company 2006 Annual Report

THE BRINK’S COMPANY

and subsidiaries

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2006, 2005 and 2004

(In millions)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Employee Benefits Trust	Accumulated Other Comprehensive Loss	Total
Balance as of December 31, 2003	$54.3	383.0	237.2	(14.0)	(164.9)	495.6
Net income	—	—	121.5	—	—	121.5
Other comprehensive income	—	—	—	—	31.3	31.3
Common stock dividends ($0.10 per share)	—	—	(5.4)	—	—	(5.4)
Retire shares of common stock	(0.1)	(0.2)	(0.4)	—	—	(0.7)
Employee Benefits Trust:
Shares issued to trust	2.5	58.9	—	(61.4)	—	—
Remeasurement	—	28.7	—	(28.7)	—	—
Distributions for benefit programs	—	(17.7)	—	59.2	—	41.5
Tax benefit of stock options exercised	—	4.7	—	—	—	4.7

Balance as of December 31, 2004	56.7	457.4	352.9	(44.9)	(133.6)	688.5
Net income	—	—	142.4	—	—	142.4
Other comprehensive loss	—	—	—	—	(51.0)	(51.0)
Common stock dividends ($0.10 per share)	—	—	(5.5)	—	—	(5.5)
Retire shares of common stock	(0.1)	(2.1)	(1.8)	—	—	(4.0)
Employee Benefits Trust:
Shares issued to trust	2.1	65.0	—	(67.1)	—	—
Remeasurement	—	22.5	—	(22.5)	—	—
Distributions for benefit programs	—	(27.3)	—	79.3	—	52.0
Tax benefit of stock options exercised	—	15.1	—	—	—	15.1

Balance as of December 31, 2005	58.7	530.6	488.0	(55.2)	(184.6)	837.5
Net income	—	—	587.2	—	—	587.2
Other comprehensive income	—	—	—	—	86.1	86.1
Shares repurchased (see note 16):
“Dutch Auction” self-tender offer	(10.4)	(89.0)	(431.5)	—	—	(530.9)
Other	(1.8)	(15.9)	(82.3)	—	—	(100.0)
Common stock dividends ($0.2125 per share)	—	—	(10.1)	—	—	(10.1)
Retire shares of common stock	—	(0.7)	(1.5)	—	—	(2.2)
Employee Benefits Trust (see notes 1 and 16):
Shares issued to trust	2.0	(2.0)	—	—	—	—
Distributions for benefit programs	—	23.1	(0.2)	—	—	22.9
Share-based compensation cost	—	17.7	—	—	—	17.7
Excess tax benefit of stock options exercised	—	6.1	—	—	—	6.1
Adoption of new accounting standards:
Statement of Financial Accounting Standard (“SFAS”) 123(R) (see notes 1 and 16)	—	(55.2)	—	55.2	—	—
SFAS 158, net of income taxes of $110.2 (see notes 1 and 4)	—	—	—	—	(162.9)	(162.9)
Securities and Exchange Commission Staff Accounting Bulletin 108, net of income taxes of $1.4 (see note 1)	—	—	2.4	—	—	2.4

Balance as of December 31, 2006	$48.5	414.7	552.0	—	(261.4)	753.8

See accompanying notes to consolidated financial statements.

74	The Brink’s Company 2006 Annual Report

THE BRINK’S COMPANY

and subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
(In millions)	2006	2005	2004
Cash flows from operating activities:
Net income	$587.2	142.4	121.5
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	(483.9)	(105.5)	(50.0)
Cumulative effect of change in accounting principle	—	5.4	—
Depreciation and amortization	164.3	149.3	133.2
Impairment charges from subscriber disconnects	47.1	45.2	38.4
Amortization of deferred revenue	(31.2)	(29.5)	(26.1)
Deferred income taxes	151.3	11.8	8.6
Provision for uncollectible accounts receivable	7.9	3.6	4.2
Share-based compensation	11.1	—	—
Other operating, net	26.4	17.1	17.2
Postretirement benefit funding (more) less than expense:
Pension	10.5	38.0	14.3
Other than pension	(257.4)	(11.5)	(61.8)
Change in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(49.6)	(42.2)	(16.0)
Accounts payable and accrued liabilities	(170.8)	16.8	26.0
Deferral of subscriber acquisition cost	(24.4)	(22.9)	(19.5)
Deferral of revenue from new subscribers	44.9	40.7	34.6
Other, net	(1.2)	1.1	7.3
Discontinued operations, net	0.1	54.2	53.0

Net cash provided by operating activities	32.3	314.0	284.9

Cash flows from investing activities:
Capital expenditures	(279.3)	(271.7)	(194.9)
Acquisitions	(14.4)	(53.2)	(14.8)
Marketable securities:
Purchases	(1,663.7)	(7.2)	(5.3)
Sales	1,654.1	1.2	1.1
Cash proceeds from disposal of:
BAX Global, net of $90.3 million of cash disposed	1,010.5	—	—
Natural resource interests	—	5.0	28.6
Other property and equipment	5.2	3.8	8.8
Other, net	0.5	(0.3)	3.1
Discontinued operations, net	(5.2)	(72.8)	(49.1)

Net cash provided (used) by investing activities	707.7	(395.2)	(222.5)

Cash flows from financing activities:
Long-term debt:
Additions	132.3	211.9	89.5
Repayments	(295.5)	(139.3)	(118.4)
Short-term borrowings (repayments), net	3.8	14.0	(7.9)
Repurchase shares of common stock of The Brink’s Company	(630.9)	—	—
Excess tax benefits from exercise of stock options	5.1	—	—
Proceeds from exercise of stock options	18.6	28.3	24.2
Dividends to:
Shareholders of The Brink’s Company	(10.1)	(5.5)	(5.4)
Minority interest holders in subsidiaries	(9.0)	(6.7)	(4.8)
Other, net	(2.7)	(1.4)	(1.8)
Discontinued operations, net	5.4	(7.7)	(2.3)

Net cash provided (used) by financing activities	(783.0)	93.6	(26.9)

Effect of exchange rate changes on cash	5.4	(6.6)	4.8

Cash and cash equivalents:
Increase (decrease)	(37.6)	5.8	40.3
Balance at beginning of year	96.2	169.0	128.7
Amount held by BAX Global at December 31, 2005	78.6	(78.6)	—

Balance at end of year	$137.2	96.2	169.0

See accompanying notes to consolidated financial statements.

75	The Brink’s Company 2006 Annual Report

THE BRINK’S COMPANY

and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Brink’s Company (along with its subsidiaries, the “Company”) conducts business in the security industry, through two wholly owned subsidiaries:

•	Brink’s, Incorporated (“Brink’s”)

•	Brink’s Home Security, Inc. (“BHS”)

On January 31, 2006, the Company sold BAX Global Inc. (“BAX Global”), a wholly owned freight transportation subsidiary, for approximately $1 billion in cash and has recorded a pretax gain of approximately $587 million. BAX Global’s results of operations have been reported within discontinued operations for all periods presented. BAX Global’s assets and liabilities in 2005 have been classified as held for sale. In prior years, the Company sold its natural resource businesses and interests, and the results of these operations have also been reported as discontinued operations. The Company has significant liabilities associated with its former coal operations and expects to have significant ongoing expenses and cash outflows related to these obligations. See notes 4 and 17.

Principles of Consolidation

The consolidated financial statements include the accounts of The Brink’s Company and the subsidiaries it controls. Control is determined based on ownership rights or, when applicable, based on whether the Company is considered to be the primary beneficiary of a variable interest entity. The Company’s interest in 20%- to 50%-owned companies that are not controlled are accounted for using the equity method (“equity affiliates”), unless the Company does not sufficiently influence the management of the investee. Other investments are accounted for as cost-method investments or as available-for-sale marketable securities. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Brink’s. Revenue is recognized when services are performed. Services related to armored car transportation, ATM servicing, cash logistics and coin sorting and wrapping are performed in accordance with the terms of customer contracts, which have prices that are fixed and determinable. Brink’s assesses the customer’s ability to meet the contractual terms, including payment terms, before entering into contracts. Customer contracts generally are automatically extended after the initial contract period until either party terminates the agreement.

BHS. Monitoring revenues are recognized monthly as services are provided pursuant to the terms of subscriber contracts, which have contract prices that are fixed and determinable. BHS assesses the subscriber’s ability to meet the contract terms, including payment terms, before entering into the contract. Nonrefundable installation revenues and a portion of the related direct costs of acquiring new subscribers (primarily sales commissions) are deferred and recognized over an estimated 15 year subscriber relationship period. When an installation is identified for disconnection, any unamortized deferred revenues and deferred costs related to that installation are recognized at that time.

76	The Brink’s Company 2006 Annual Report

BAX Global (discontinued operation). Revenues related to transportation services are recognized, together with related variable transportation costs, on the date shipments depart from facilities en route to destination locations. BAX Global and its customer agree to the terms of the shipment, including pricing, prior to shipment. Pricing terms are fixed and determinable, and BAX Global only agrees to shipments when it believes that the collectibility of related billings is reasonably assured. Export freight service revenues are shared among the origin and destination countries.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and investments with original maturities of three months or less.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience using industry and customer specific data. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of individual assets or classes of assets.

Leased property and equipment meeting capital lease criteria is capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Amortization is calculated on the straight-line method based on the lease term.

Leasehold improvements are recorded at cost. Amortization is calculated principally on the straight-line method over the lesser of the estimated useful life of the leasehold improvement or lease term. Renewal periods are included in the lease term when the renewal is determined to be reasonably assured.

Estimated Useful Lives	Years
Buildings	10 to 25

Building leasehold improvements	3 to 10

Security systems	15

Vehicles	3 to 12

Capitalized software	3 to 6

Other machinery and equipment	3 to 20

Machinery and equipment leasehold improvements	3 to 10

Expenditures for routine maintenance and repairs on property and equipment are charged to expense. Major renewals, betterments and modifications are capitalized and amortized over the lesser of the remaining life of the asset or, if applicable, the lease term. Major maintenance of aircraft used by BAX Global (discontinued operation) was capitalized when incurred and amortized over flying time to the next scheduled maintenance date.

77	The Brink’s Company 2006 Annual Report

BHS retains ownership of most security systems installed at subscriber locations. Costs for those systems are capitalized and depreciated over the estimated lives of the assets. Costs capitalized as part of security systems include equipment and materials used in the installation process, direct labor required to install the equipment at subscriber sites, and other costs associated with the installation process. These other costs include the cost of vehicles used for installation purposes and the portion of telecommunication, facilities and administrative costs incurred primarily at BHS’ branches that are associated with the installation process. In 2006, direct labor and other costs represented approximately 69% of the amounts capitalized, while equipment and materials represented approximately 31% of amounts capitalized. In addition to regular straight-line depreciation expense each period, the Company charges to expense the carrying value of security systems estimated to be permanently disconnected based on each period’s actual disconnects and historical reconnection experience.

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

Goodwill and Other Intangible Assets

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Intangible assets arising from business acquisitions include covenants not to compete, customer lists and other identifiable intangibles. Intangible assets that are subject to amortization have, at December 31, 2006, average remaining useful lives ranging from 1 to 9 years and are amortized primarily on a straight-line basis.

Impairment of Long-Lived Assets

Goodwill is tested for impairment at least annually by comparing the carrying value of each reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected future cash flows. The Company completed goodwill impairment tests during each of the last three years with no impairment charges required.

Long-lived assets other than goodwill are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable.

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

Investments Held by VEBA Trust

Prior to January 1, 2004, the Company accounted for investments held by its Voluntary Employees’ Beneficiary Association trust (“VEBA”) as available-for-sale marketable securities. Effective January 1, 2004, the Company restricted the use of the assets held by its VEBA to pay only obligations of its coal-related retiree medical plan and, accordingly, began accounting for the VEBA as a plan asset. Since January 1, 2004, the VEBA is reflected as a direct offset to the liability within postretirement benefits other than pensions on the Company’s balance sheet. With the restriction in the use of the VEBA, an unrealized net gain of $4.4 million was recognized in 2004 within interest and other income, net.

78	The Brink’s Company 2006 Annual Report

Health Benefit Act Liabilities

The Company is obligated to pay premiums to the United Mine Workers Association Combined Benefit Fund (the “Combined Fund”) pursuant to rules established by the Coal Industry Retiree Health Benefit Act of 1992, as amended, (the “Health Benefit Act”) as further discussed in note 4. Postretirement benefit obligations to the Combined Fund are recorded as a liability when they are probable and estimable in accordance with Emerging Issues Task Force (“EITF”) 92-13, Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992.

Income Taxes

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been reported in different years for financial statement purposes than tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse. Management periodically reviews recorded deferred tax assets to determine if it is more-likely-than-not that they will be realized. If management determines it is not more-likely-than-not that a deferred tax asset will be realized, an offsetting valuation allowance is recorded, reducing earnings and the deferred tax asset in that period. See “New Accounting Standards-Standards not yet adopted” below for more information.

Foreign Currency Translation

The Company’s consolidated financial statements are reported in U.S. dollars. A substantial amount of the Company’s business is transacted in other currencies due to the large number of countries in which the Company operates. In addition, the Company’s foreign subsidiaries maintain their records primarily in the currency of the country within which they operate. Accordingly, income, expense and balance sheet values must be translated into U.S. dollars. The value of assets and liabilities of foreign subsidiaries are translated into U.S. dollars using rates of exchange at the balance sheet date and resulting cumulative translation adjustments are recorded in other comprehensive income (loss). Revenues and expenses are translated at rates of exchange in effect during the year. Transaction gains and losses and translation adjustments relating to subsidiaries in countries with highly inflationary economies are included in net income. No subsidiaries operated in highly inflationary economies for the three years ended December 31, 2006.

Derivative Instruments and Hedging Activities

All derivative instruments are recorded in the consolidated balance sheets at fair value. If the derivative has been designated as a cash flow hedge, changes in the fair value are recognized in other comprehensive income (loss) until the hedged transaction is recognized in earnings.

Concentration of Credit Risks

Financial instruments which potentially subject the Company to concentrations of credit risks are principally cash and cash equivalents and accounts receivables. Cash and cash equivalents are held by major financial institutions. The Company routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Company’s concentration of risk with respect to accounts receivable.

Use of Estimates

In accordance with U.S. generally accepted accounting principles (“GAAP”), management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Actual results could differ materially from those estimates. The most significant estimates used by management are related to goodwill and other long-lived assets, pension and other postretirement benefit obligations, and deferred tax assets.

79	The Brink’s Company 2006 Annual Report

Minority Interest

The Company has revised the presentation of minority interest for all years presented from a deduction in arriving at income before income taxes to a reduction in earnings after taxes.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current year’s financial statement presentation.

New Accounting Standards

Adopted Standards

The Company adopted Statement of Financial Accounting Standard (“SFAS”) 123(R), Share-Based Payment, effective January 1, 2006. Prior to adopting SFAS 123(R), the Company accounted for share-based compensation using the intrinsic-value method under Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, (“APB 25”) as permitted by SFAS 123, Accounting for Stock-Based Compensation. Under the intrinsic-value method no share-based compensation cost was recognized as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS 123(R) eliminates the use of the intrinsic-value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards. In addition, SFAS 123(R) requires additional accounting and disclosures for the income tax and cash flow effects of share-based payment arrangements.

The Company adopted SFAS 123(R) using the “modified prospective” transition method. Under the modified prospective transition method, the Company began recognizing share-based compensation costs on January 1, 2006, but did not restate prior periods. The amount of compensation cost recognized was computed based on the requirements of SFAS 123(R) for share-based awards granted, modified or settled in 2006, and based on the requirements of SFAS 123 for the unvested portion of awards granted prior to 2006. Under SFAS 123(R), cash flows from the tax benefit of tax deductions for stock options in excess of compensation cost are classified in the consolidated statements of cash flows as a financing activity. Under SFAS 123, these cash flows were included in operating activities and the prior-year amounts have not been reclassified. In addition, under SFAS 123(R), the Company no longer separately reports The Brink’s Company Employee Benefits Trust (the “Employee Benefits Trust”) in its consolidated statement of shareholders’ equity and consolidated balance sheet; it is now offset with capital in excess of par value. See note 15 for more information and for the required pro forma disclosures under SFAS 123 for periods prior to 2006.

The Company adopted SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective December 31, 2006. Prior to the adoption of SFAS 158, the Company accounted for its pension plans under SFAS 87, Employers’ Accounting for Pensions, as previously amended, and for its Company-sponsored retiree medical plans and black lung obligations under SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, as previously amended. SFAS 158 requires companies to recognize the funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its balance sheet and to recognize changes in funded status through comprehensive income in the year in which the changes occur. The adoption of SFAS 158 reduced the amount of consolidated equity reported by the Company as of December 31, 2006, by $162.9 million. In addition, SFAS 158 requires current liability classification only when the actuarial present value of benefits payable in the next twelve months exceeds the fair value of plan assets. See note 4 for more information.

80	The Brink’s Company 2006 Annual Report

The changes in the balance sheet at December 31, 2006, arising from the adoption of SFAS 158 are included below:

	December 31, 2006
(In millions)	Before adoption of SFAS 158	Changes due to SFAS 158	After adoption of SFAS 158
Noncurrent deferred income tax asset	$32.0	110.2	142.2
Accrued liabilities	432.9	(46.8)	386.1
Accrued pension costs	94.5	41.0	135.5
Postretirement benefits other than pensions	(98.8)	278.9	180.1
Accumulated other comprehensive loss	(98.5)	(162.9)	(261.4)

The Company adopted Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 108 (“SAB 108”), effective December 31, 2006, which is codified as SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires companies to quantify misstatements using both a balance sheet and an income statement approach (“dual method” approach) and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors. Prior to the adoption of SAB 108, the Company evaluated errors using only the income statement approach.

The Company had previously identified that it had been incorrectly applying its accounting policy for recording impairment charges upon subscriber disconnects at BHS. Prior to the adoption of SAB 108, the Company determined this incorrect application was not material to the financial statements using the income statement approach. The correction of this application was considered material using the dual method approach due to the impact on the trend of segment operating profit of BHS. Upon adoption of SAB 108, to correctly apply its accounting policy to subscriber disconnects, the Company recorded a $3.8 million ($2.4 million after tax) increase to retained earnings.

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), an interpretation of SFAS 143, Asset Retirement Obligations. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS 143 includes a legal obligation associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. The Company has conditional asset retirement obligations primarily associated with leased facilities. The Company adopted FIN 47 on December 31, 2005, and recognized the following:

(In millions)
Adjustment at December 31, 2005
Increase in assets (a):
Leasehold improvements	$3.8
Noncurrent deferred income tax asset	0.9

4.7
Increase in liabilities - asset retirement obligations (b)	(10.1)

Cumulative effect of change in accounting principle, net of tax (c)	$(5.4)

(a)	Includes $1.1 million of assets held for sale.

(b)	Includes $2.1 million of liabilities held for sale.

(c)	Includes $1.0 million of cumulative effect of change in accounting principle, net of tax, related to BAX Global.

81	The Brink’s Company 2006 Annual Report

If the Company had adopted FIN 47 on January 1, 2003, the adoption date of SFAS 143, net income and earnings per share would have been the following on a pro forma basis in the two years ended December 31, 2005:

	Years Ended December 31,
(In millions, except per share amounts)	2005	2004
Net income, as reported	$142.4	121.5
Add back cumulative effect	5.4	—
Less total depreciation and interest accretion expense, net of tax	(1.6)	(1.0)

Pro forma net income	$146.2	120.5

Net income per common share:
Basic:
As reported	$2.53	2.23
Pro forma	2.60	2.21
Diluted:
As reported	$2.50	2.20
Pro forma	2.57	2.18

The pro forma amounts were measured using the same information, assumptions and interest rates used to measure the liability for conditional asset retirement obligations recognized upon adoption of FIN 47.

In July 2005, the FASB issued FASB Staff Position (“FSP”) APB 18-1, Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion 18 upon a Loss of Significant Influence. FSP APB 18-1 requires an investor’s proportionate share of an investee’s equity adjustments for other comprehensive income to be offset against the carrying value of the investment at the time significant influence is lost. FSP APB 18-1 requires comparative financial statements be retrospectively adjusted to reflect the provisions of the FSP APB 18-1. The Company adopted FSP APB 18-1 on October 1, 2005. The carrying value (before the effect of FSP APB 18-1) of Brink’s cost method investment that was previously accounted for under the equity method was $8.9 million at December 31, 2005 and 2004. Cumulative currency losses of $14.5 million at December 31, 2005 and 2004 were reclassified from accumulated other comprehensive loss and increased the carrying value of the Company’s related investment to $23.4 million. This reclassification had no effect on net income.

In December 2004, the FASB issued FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The American Jobs Creation Act (“AJCA”) introduced a limited-time 85% dividends-received deduction on the repatriation of foreign earnings to U.S. taxpayers, provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. FSP FAS 109-2 was effective immediately and the required disclosures have been included in note 5 to the Company’s consolidated financial statements.

82	The Brink’s Company 2006 Annual Report

Standards Not Yet Adopted

In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The Company is required to adopt this interpretation in the first quarter of 2007.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Company is required to adopt SFAS 157 in the first quarter of 2008. The Company does not expect that the implementation of SFAS 157 will have a material effect on the Company’s results of operations or financial position.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities – Including an amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. The Company is required to adopt SFAS 159 in the first quarter of 2008. The Company does not expect that the implementation of SFAS 159 will have a material effect on the Company’s results of operations or financial position.

83	The Brink’s Company 2006 Annual Report

NOTE 2 - SEGMENT INFORMATION

The Company conducts business in two operating segments: Brink’s and BHS. These reportable segments are identified by the Company based on how resources are allocated and operating decisions are made. Management evaluates performance and allocates resources based on operating profit or loss, excluding corporate allocations. In January 2006, the Company sold BAX Global, a wholly owned freight transportation subsidiary of the Company. Accordingly, BAX Global’s results of operations have been reported as discontinued operations for all periods presented and are not included in revenues and operating profit segment information. Discontinued operations are discussed in note 17. BAX Global’s assets and liabilities were classified as held for sale on the Company’s consolidated balance sheet for 2005.

Brink’s offers services globally including armored car transportation, automated teller machine (“ATM”) replenishment and servicing, currency, deposit processing and cash management services including “Cash Logistics” services, deploying and servicing safes and safe control devices, including its patented CompuSafe® service, coin sorting and wrapping, integrated check and cash processing services (“Virtual Vault Services”), arranging the secure transportation of valuables (“Global Services”), transporting, storing and destroying sensitive information (“Secure Data Solutions”) and guarding services, including airport security. Brink’s operates in approximately 50 countries.

BHS offers monitored security services in North America primarily for owner-occupied, single-family residences. To a lesser extent, BHS offers security services for commercial and multi-family properties. BHS typically installs and owns the on-site security systems, and charges fees to monitor and service the systems.

	Revenues			Operating Profit
	Years Ended December 31,			Years Ended December 31,
(In millions)	2006	2005	2004	2006	2005	2004
Business Segments
Brink’s	$2,398.6	2,156.9	1,931.9	$175.2	111.9	144.7
BHS	439.0	392.1	345.6	100.3	87.4	80.8

Business Segments	2,837.6	2,549.0	2,277.5	275.5	199.3	225.5
Corporate	—	—	—	(48.4)	(44.7)	(42.2)
Former operations	—	—	—	(26.5)	(39.2)	(45.9)

	$2,837.6	2,549.0	2,277.5	$200.6	115.4	137.4

	Capital Expenditures			Depreciation and Amortization
	Years Ended December 31,			Years Ended December 31,
(In millions)	2006	2005	2004	2006	2005	2004
Business Segments
Brink’s	$115.1	109.0	76.2	$92.3	87.3	79.1
BHS	163.9	162.2	117.6	57.1	49.1	42.9
Corporate	0.3	0.5	1.1	0.7	0.7	0.7

Property and equipment	279.3	271.7	194.9	150.1	137.1	122.7
Amortization of BHS deferred subscriber acquisition costs	—	—	—	10.5	9.0	8.6
Amortization of Brink’s intangible assets	—	—	—	3.7	3.2	1.9

	$279.3	271.7	194.9	$164.3	149.3	133.2

84	The Brink’s Company 2006 Annual Report

	Assets
	December 31,
(In millions)	2006	2005	2004
Business Segments
Brink’s	$1,334.9	1,096.7	1,055.7
BHS	646.3	585.1	440.6

Business Segments	1,981.2	1,681.8	1,496.3
Corporate	95.1	89.3	101.3
Former natural resource operations and interests:
Net deferred tax assets	95.1	255.1	230.1
Other residual coal assets	16.6	34.2	25.3
BAX Global	—	976.5	839.7

	$2,188.0	3,036.9	2,692.7

	Years Ended December 31,
(In millions)	2006	2005	2004
Other BHS Information
Impairment charges from subscriber disconnects	$47.1	45.2	38.4
Amortization of deferred revenue	(31.2)	(29.5)	(26.1)
Deferral of subscriber acquisition costs (current year payments)	(24.4)	(22.9)	(19.5)
Deferral of revenue from new subscribers (current year receipts)	44.9	40.7	34.6

	Long-Lived Assets (a)			Revenues
	December 31,			Years Ended December 31,
(In millions)	2006	2005	2004(b)	2006	2005	2004
Geographic
International:
France	$160.8	145.9	168.1	$546.5	508.1	466.6
Venezuela	50.2	34.6	32.0	171.7	129.0	112.3
Other	280.9	234.8	283.9	973.0	846.6	710.5

Subtotal	491.9	415.3	484.0	1,691.2	1,483.7	1,289.4

United States:
Business segments	713.9	641.4	776.6	1,146.4	1,065.3	988.1
Corporate	2.8	3.2	3.8	—	—	—

Subtotal	716.7	644.6	780.4	1,146.4	1,065.3	988.1

	$1,208.6	1,059.9	1,264.4	$2,837.6	2,549.0	2,277.5

(a)	Long-lived assets include property and equipment, net; goodwill; other intangible assets, net; and deferred charges.

(b)	Includes $321.1 million of long-lived assets related to BAX Global.

Revenues are recorded in the country where service is initiated or performed. The Company has no single customer that represents more than 10% of total revenue.

85	The Brink’s Company 2006 Annual Report

	December 31,
(In millions)	2006	2005 (a)	2004 (a)
Net assets outside the U.S.
Europe, Middle East and Africa	$246.3	190.5	252.5
Latin America	133.5	123.9	92.0
Asia Pacific	32.7	166.1	155.2
Other	34.6	38.4	53.6

	$447.1	518.9	553.3

(a)	Includes $222.2 million in 2005 and $213.1 million in 2004 related to BAX Global.

	December 31,
(In millions)	2006	2005	2004
Investments in unconsolidated equity affiliates
Brink’s	$10.4	10.2	11.9
Other	4.8	5.5	5.2

	$15.2	15.7	17.1

Share of earnings of unconsolidated equity affiliates
Brink’s	$3.0	3.0	1.0
Other	0.3	0.4	—

	$3.3	3.4	1.0

Undistributed earnings of equity affiliates included in consolidated retained earnings approximated $7.1 million at December 31, 2006, $8.7 million at December 31, 2005, and $8.6 million at December 31, 2004.

NOTE 3 - EARNINGS PER SHARE

Shares used to calculate earnings per share are as follows:

	Years Ended December 31,
(In millions)	2006	2005	2004
Weighted-average common shares outstanding
Basic	50.0	56.3	54.6
Effect of dilutive stock options	0.5	0.7	0.7

Diluted	50.5	57.0	55.3

Antidilutive stock options excluded from denominator	0.3	—	0.6

Shares of the Company’s common stock held by The Brink’s Company Employee Benefits Trust (the “Employee Benefits Trust”) that have not been allocated to participants under the Company’s various benefit plans are excluded from earnings per share calculations since they are treated as treasury shares for the calculation of earnings per share. During 2006, the Company issued 2.0 million shares of common stock to the Employee Benefits Trust. The Employee Benefits Trust held 2.3 million unallocated shares at December 31, 2006, 1.2 million unallocated shares at December 31, 2005, and 1.1 million unallocated shares at December 31, 2004.

86	The Brink’s Company 2006 Annual Report

NOTE 4 – EMPLOYEE AND RETIREE BENEFITS

The employee benefit plans and other liabilities described below cover eligible employees and retirees. The measurement date for all plans is December 31.

Pension Plans

The Company has noncontributory defined benefit pension plans covering substantially all U.S. non-union employees who meet vesting and other minimum requirements. The Company also has other contributory and noncontributory defined benefit plans for eligible non-U.S. employees. Benefits under most of the plans are based on salary (including commissions, bonuses, overtime and premium pay) and years of service. The Company’s policy is to fund at least the minimum actuarially determined amounts required by applicable regulations.

Effective December 31, 2005, the Company froze benefit levels for its U.S. defined benefit pension plans. As a result, participants in the U.S. defined benefit pension plans ceased to earn additional benefits after 2005, although participants who had not met requirements for vesting continue to accrue vesting service in accordance with the terms of the plans.

The Company has retained the obligations and assets related to the participation of BAX Global’s employees in the Company’s U.S. pension plans. Pension obligations and assets of BAX Global’s non-U.S. subsidiaries have been assumed by the purchaser and these accrued and prepaid amounts were reported as assets and liabilities held for sale at December 31, 2005. Pension expenses for BAX Global employees for the periods through January 31, 2006, the date of sale, have been included in discontinued operations. After January 31, 2006, pension expense related to participation by BAX Global employees in U.S. pension plans is reported in continuing operations.

87	The Brink’s Company 2006 Annual Report

The weighted-average assumptions used in determining the net pension cost and benefit obligations for the Company’s pension plans were as follows:

	U.S. Plans			Non-U.S. Plans
	2006	2005	2004	2006	2005	2004
Discount rate:
Pension cost	5.50%	5.75%	6.25%	4.75%	5.32%	5.55%
Benefit obligation at year end	5.75%	5.50%	5.75%	4.82%	4.75%	5.32%
Expected long-term rate of return on assets - Pension cost	8.75%	8.75%	8.75%	5.82%	6.04%	6.37%
Average rate of increase in salaries (a):
Pension cost	N/A (b)	5.03%	5.03%	3.06%	3.21%	3.09%
Benefit obligation at year end	N/A (b)	N/A (b)	5.03%	2.99%	3.06%	3.21%

(a)	Salary scale assumptions are determined through historical experience and vary by age and industry.

(b)	Not applicable at December 31, 2006 or 2005 because the U.S. plan benefits were frozen and pension benefit payments will be based on salaries earned through December 31, 2005.

The RP-2000 Combined Healthy Blue Collar mortality table was used to estimate the expected lives of participants in the U.S. pension plans at December 31, 2006 and 2005. The 1983 Group Annuity Mortality table was used to estimate the expected lives of participants in the U.S. pension plans at December 31, 2004. Expected lives of participants in non-U.S. pension plans were estimated using mortality tables in the country of operation.

The net pension cost for the Company’s pension plans is as follows:

(In millions) Years Ended December 31,	U.S. Plans			Non-U.S. Plans			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	$—	28.2	23.5	$8.0	10.1	8.7	$8.0	38.3	32.2
Interest cost on PBO	42.0	43.8	40.8	8.7	10.6	9.4	50.7	54.4	50.2
Return on assets - expected	(50.6)	(49.9)	(49.5)	(8.4)	(10.0)	(8.8)	(59.0)	(59.9)	(58.3)
Amortization of losses	17.1	22.9	14.4	3.3	3.3	3.1	20.4	26.2	17.5
Curtailment loss	—	0.2	—	—	—	—	—	0.2	—

Net pension cost	$8.5	45.2	29.2	$11.6	14.0	12.4	$20.1	59.2	41.6

Included in:
Continuing operations	$8.3	33.3	21.4	$11.2	9.8	8.1	$19.5	43.1	29.5
Discontinued operations	0.2	11.9	7.8	0.4	4.2	4.3	0.6	16.1	12.1

Net pension cost	$8.5	45.2	29.2	$11.6	14.0	12.4	$20.1	59.2	41.6

88	The Brink’s Company 2006 Annual Report

Reconciliations of the projected benefit obligation (“PBO”), plan assets, funded status and net pension assets at December 31, 2006 and 2005 for all of the Company’s pension plans are as follows:

(In millions)	U.S. Plans			Non-U.S. Plans		Total
Years Ended December 31,	2006	2005		2006	2005	2006	2005
PBO at beginning of year	$764.3	762.4		232.4	210.7	996.7	973.1
Service cost	—	28.2		8.0	10.1	8.0	38.3
Interest cost	42.0	43.8		8.7	10.6	50.7	54.4
Plan participant contributions	—	—		2.4	3.1	2.4	3.1
Plan amendments	—	—		13.7	—	13.7	—
Acquisitions	—	—		—	4.1	—	4.1
Benefits paid	(29.0)	(26.8)		(5.8)	(5.7)	(34.8)	(32.5)
Actuarial (gain) loss	(11.5)	66.7		(5.5)	17.3	(17.0)	84.0
Curtailment gain	—	(110.0)		—	(0.6)	—	(110.6)
Foreign currency exchange	—	—		15.4	(17.2)	15.4	(17.2)
Sale of BAX Global	—	—		(63.2)	—	(63.2)	—

PBO at end of year	$765.8	764.3		206.1	232.4	971.9	996.7

Fair value of plan assets at beginning of year	$620.0	595.1		171.2	158.1	791.2	753.2
Return on assets – actual	85.8	51.2		14.9	16.9	100.7	68.1
Acquisitions	—	—		—	2.6	—	2.6
Plan participant contributions	—	—		2.4	3.1	2.4	3.1
Employer contributions	0.5	0.5		8.4	8.2	8.9	8.7
Benefits paid	(29.0)	(26.8)		(5.8)	(5.7)	(34.8)	(32.5)
Foreign currency exchange	—	—		10.5	(12.0)	10.5	(12.0)
Sale of BAX Global	—	—		(43.7)	—	(43.7)	—

Fair value of plan assets at end of year	$677.3	620.0		157.9	171.2	835.2	791.2

Funded status	$(88.5)	(144.3)		(48.2)	(61.2)	(136.7)	(205.5)
Unrecognized experience loss	(a )	185.8		(a )	64.3	(a )	250.1
Unrecognized prior service cost	(a )	—		(a )	0.8	(a )	0.8

Net pension (liability) asset	$(88.5)	41.5		(48.2)	3.9	(136.7)	45.4

Included in:
Accrued pension cost:
Current, included in accrued liabilities	$(0.9)	(0.6)		(0.3)	(5.2)	(1.2)	(5.8)
Noncurrent	(87.6)	(143.7)		(47.9)	(26.3)	(135.5)	(170.0)
Liabilities held for sale	—	—		—	(14.9)	—	(14.9)
Accumulated other comprehensive loss	(a )	185.8		(a )	50.3	(a )	236.1

Net pension (liability) asset	$(88.5)	41.5		(48.2)	3.9	(136.7)	45.4

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Benefit plan experience loss	$(122.1)	(a	)	(31.6)	(a )	(153.7)	(a )
Benefit plan prior service cost	—	(a	)	(13.6)	(a )	(13.6)	(a )
Foreign currency exchange	—	(a	)	(1.4)	(a )	(1.4)	(a )

	(122.1)	(a	)	(46.6)	(a )	(168.7)	(a )
Accumulated amounts recognized in the consolidated statements of operations	33.6	(a	)	(1.6)	(a )	32.0	(a )

Net amount recognized in the consolidated balance sheets	$(88.5)	(a	)	(48.2)	(a )	(136.7)	(a )

(a)	Not applicable due to adoption of SFAS 158.

89	The Brink’s Company 2006 Annual Report

The Company estimates that $12.9 million of experience loss and $1.4 million of prior service cost will be amortized from accumulated other comprehensive income into net pension cost during 2007.

The actuarial gain in 2006 is primarily due to an increase in the discount rate and changes to employee census data. The actuarial loss in 2005 was primarily due to lower discount rates and longer projected lives. The decrease in both the service cost and curtailment gain in 2006 for the U.S. Plans is due to freezing the plans effective December 31, 2005.

Actuarial losses are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans. Due to the adoption of SFAS 158, effective December 31, 2006, the deferred actuarial losses are recorded as an increase to accumulated other comprehensive loss.

Information comparing plan assets to plan obligations as of December 31, 2006 and 2005 are aggregated below. The ABO differs from the PBO in that the ABO is the obligation earned through the date noted. The PBO includes assumptions about future compensation levels for non-U.S. plans.

(In millions)	ABO Greater Than Plan Assets		Plan Assets Greater Than ABO		Total
December 31,	2006	2005	2006	2005	2006	2005 (a)
PBO	$902.0	994.5	69.9	2.2	971.9	996.7
ABO	893.9	978.1	60.2	1.1	954.1	979.2
Fair value of plan assets	774.5	789.2	60.7	2.0	835.2	791.2

(a)	At December 31, 2005, includes BAX Global’s non-U.S. pension plans with PBO of $60.8 million, ABO of $56.5 million and fair value of plan assets of $41.8 million.

The Company’s weighted-average asset allocations at December 31, 2006 and 2005 by asset category are as follows:

(In millions, except percentages)	U.S. Plans		Non-U.S. Plans
December 31,	2006	2005	2006	2005
Equity securities	71%	72%	50%	57%
Debt securities	29%	28%	50%	41%
Other	—	—	—	2%

Total	100%	100%	100%	100%

Plan assets at fair value	$677.3	620.0	157.9	171.2
Actual return on assets during year	$85.8	51.2	14.9	16.9

Assets of U.S. pension plans are invested primarily using actively managed accounts with asset allocation targets of 70% equities, which include a broad array of market capitalization sizes and investment styles, and 30% fixed income securities. The Company’s policy does not permit certain investments, including investments in The Brink’s Company common stock, unless part of a commingled fund. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The Company selects the expected long-term rate of return assumption for its U.S. pension plan using advice from its investment advisor and its actuary considering the plan’s asset allocation targets and expected overall investment manager performance and a review of its most recent ten-year historical average compounded rate of return.

90	The Brink’s Company 2006 Annual Report

Based on December 31, 2006, data, assumptions and funding regulations, the Company does not currently plan to make a contribution to the primary U.S. plan in 2007. There are limits to the amount of benefits which can be paid to participants from a U.S. qualified pension plan. The Company maintains a nonqualified U.S. plan to pay benefits for those eligible current and former employees in the U.S. whose benefits exceed the regulatory limits.

Assets of non-U.S. plans are invested primarily using actively managed accounts with weighted-average asset allocation targets of 47% equities, and 53% fixed income securities. The Company selects the expected long-term rates of return for its non-U.S. pension plans using advice from its investment advisors and its actuary considering plan asset allocation targets and expected overall investment manager performance.

The Company expects to contribute approximately $0.9 million to its supplemental U.S. pension plan and $8.5 million to its non-U.S. pension plans in 2007.

The Company’s projected benefit payments at December 31, 2006, for each of the next five years and the aggregate five years thereafter are as follows:

(In millions)	U.S. Plans	Non-U.S. Plans	Total
2007	$32.1	4.2	36.3
2008	33.9	5.0	38.9
2009	35.4	5.7	41.1
2010	37.2	6.5	43.7
2011	39.2	6.5	45.7
2012 through 2016	230.2	42.9	273.1

Total	$408.0	70.8	478.8

Termination Benefits

The Company periodically restructures operations and is required to pay termination benefits pursuant to union contracts and statutory or legal requirements. These termination benefits are recorded pursuant to the provisions of SFAS 88, Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and Termination Benefits.

During 2006, the Company’s Brink’s Australian subsidiary lost its largest customer. The Company took actions to restructure the subsidiary in the second and third quarters, and recorded charges of $2.6 million for termination benefits.

During 2005, one of the Company’s Brink’s European subsidiaries resized its operations and accrued $6.1 million in termination benefits. During 2006, the Company reduced this estimate by $0.4 million.

91	The Brink’s Company 2006 Annual Report

Multi-employer Pension Plans

The Company contributes to multi-employer pension plans in a few of its non-U.S. subsidiaries. Multi-employer pension expense (excluding changes to the withdrawal liability discussed below) have been classified in continuing and discontinued operations as follows:

	Years Ended December 31,
(In millions)	2006	2005	2004
Multi-employer Expense
Continuing operations	$1.8	2.9	3.4
Discontinued operations	—	0.3	0.3

	$1.8	3.2	3.7

The Company withdrew from the UMWA 1950 and 1974 pension plans in June 2005 as the last employees working under UMWA labor agreements left the Company. The Company settled its multi-employer pension withdrawal liabilities and made final payments to the plans of $20.4 million in July 2006, resulting in a $9.9 million pretax gain recognized in discontinued operations. During 2005, the UMWA reduced the estimate of the unfunded status of the plans and, accordingly, the Company reduced its estimated $36.6 million withdrawal liability by $6.1 million to $30.5 million.

Savings Plans

The Company sponsors various defined contribution plans to assist eligible employees provide for retirement. Employee’s eligible contributions to the primary U.S. 401(k) plan were matched at 75% during 2005 and 2004. Beginning January 1, 2006, the matching contribution increased from 75% to 125% of eligible employee contributions. The Company’s matching contribution expense is as follows:

(In millions)	U.S. 401(k)			Other Plans			Total
Years Ended December 31,	2006	2005	2004	2006	2005	2004	2006	2005	2004
Continuing operations	$16.5	6.5	7.3	$2.2	2.6	2.1	$18.7	9.1	9.4
Discontinued operations	0.5	3.6	3.6	0.4	4.3	3.7	0.9	7.9	7.3

	$17.0	10.1	10.9	$2.6	6.9	5.8	$19.6	17.0	16.7

92	The Brink’s Company 2006 Annual Report

Postretirement Benefits Other Than Pensions

Summary

The Company has various postretirement benefits other than pensions. The related liability amounts recorded on the balance sheets for the last two years are detailed below.

	December 31,
(In millions)	2006	2005
Company-sponsored plans	$126.5	156.8
Health Benefit Act	19.2	174.9
Black Lung	46.7	39.5

	$192.4	371.2

Included in:
Current, included in accrued liabilities	$12.3	56.4
Liabilities held for sale	—	10.0
Noncurrent	180.1	304.8

	$192.4	371.2

Company-Sponsored Plans

The Company provides postretirement health care benefits (the “Company-sponsored plans”) for eligible active and retired employees in the U.S. and Canada of the Company’s current and former businesses, including eligible participants of the former coal operations (the “coal-related” plans). The U.S. postretirement health care obligations related to BAX Global were assumed by the purchaser in January 2006. At December 31, 2005, $10.0 million was classified as a component of liabilities held for sale for these plans. BAX Global’s postretirement expenses have been included in discontinued operations. The components of net periodic postretirement costs related to Company-sponsored plans were as follows:

(In millions)	Coal-related plans			Other plans			Total
Years Ended December 31,	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	$—	—	—	$0.3	1.0	1.0	$0.3	1.0	1.0
Interest cost on accumulated postretirement benefit obligations (“APBO”)	31.8	33.9	32.2	0.9	1.5	1.6	32.7	35.4	33.8
Return on assets – expected	(34.2)	(15.1)	(9.2)	—	—	—	(34.2)	(15.1)	(9.2)
Amortization of (gains) losses	15.1	15.7	13.5	(0.1)	0.3	0.3	15.0	16.0	13.8

Net periodic postretirement costs	$12.7	34.5	36.5	$1.1	2.8	2.9	$13.8	37.3	39.4

Included in:
Continuing operations	$12.7	34.5	36.5	$1.0	1.3	1.5	$13.7	35.8	38.0
Discontinued operations	—	—	—	0.1	1.5	1.4	0.1	1.5	1.4

Net periodic postretirement costs	$12.7	34.5	36.5	$1.1	2.8	2.9	$13.8	37.3	39.4

93	The Brink’s Company 2006 Annual Report

Reconciliations of the APBO and funded status to the accrued other postretirement benefit cost (the amount recorded on the balance sheet) for Company-sponsored plans at December 31, 2006 and 2005 are as follows:

(In millions)	Coal-related plans			Other plans		Total
Years Ended December 31,	2006	2005		2006	2005	2006	2005
APBO at beginning of year	$633.0	617.7		$26.0	30.2	$659.0	647.9
Service cost	—	—		0.3	1.0	0.3	1.0
Interest cost	31.8	33.9		0.9	1.5	32.7	35.4
Plan amendments	—	—		—	(2.1)	—	(2.1)
Benefits paid	(37.8)	(35.6)		(0.6)	(2.0)	(38.4)	(37.6)
Medicare subsidy received	2.3	—		—	—	2.3	—
Actuarial (gain) loss, net	(58.4)	17.0		(3.0)	(2.8)	(61.4)	14.2
Foreign currency exchange	—	—		—	0.2	—	0.2
Sale of BAX Global	—	—		(8.7)	—	(8.7)	—

APBO at end of year	$570.9	633.0		$14.9	26.0	$585.8	659.0

Fair value of plan assets at beginning of year	$185.3	172.4		$—	—	$185.3	172.4
Employer contributions:
Payments to beneficiaries	35.5	35.6		0.6	2.0	36.1	37.6
Payments to VEBA	225.0	—		—	—	225.0	—
Return on assets – actual	49.0	12.9		—	—	49.0	12.9
Benefits paid	(37.8)	(35.6)		(0.6)	(2.0)	(38.4)	(37.6)
Medicare subsidy received	2.3	—		—	—	2.3	—

Fair value of plan assets at end of year	$459.3	185.3		$—	—	$459.3	185.3

Funded status	$(111.6)	(447.7)		$(14.9)	(26.0)	$(126.5)	(473.7)
Unrecognized experience loss	(a )	318.1		(a )	0.3	(a )	318.4
Unrecognized prior service credit	(a )	—		(a )	(1.5)	(a )	(1.5)

Accrued other postretirement benefit cost at end of year	$(111.6)	(129.6)		$(14.9)	(27.2)	$(126.5)	(156.8)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Benefit plan experience (loss) gain	$(229.8)	(a	)	$0.9	(a )	$(228.9)	(a )
Benefit plan prior service credit	—	(a	)	1.9	(a )	1.9	(a )

	(229.8)	(a	)	2.8	(a )	(227.0)	(a )
Accumulated amounts recognized in the consolidated statements of operations	118.2	(a	)	(17.7)	(a )	100.5	(a )

Net amount recognized in the consolidated balance sheets	$(111.6)	(a	)	$(14.9)	(a )	$(126.5)	(a )

(a)	Not applicable due to adoption of SFAS 158

The Company estimates that $11.6 million of experience loss and $0.2 million of prior service credit will be amortized from accumulated other comprehensive income into net periodic postretirement cost during 2007.

94	The Brink’s Company 2006 Annual Report

The APBO for each of the plans was determined using the unit credit method and an assumed discount rate as follows:

Company-sponsored plans	2006	2005	2004
Weighted-average discount rate:
Postretirement cost	5.50%	5.75%	6.25%
Benefit obligation at year end	5.75%	5.50%	5.75%
Expected long-term rate of return on assets – postretirement cost	8.75%	8.75%	8.75%

For Company-sponsored coal-related plans, the assumed health care cost trend rate used to compute the 2006 APBO was 9% for 2007, declining ratably to 5% in 2012 and thereafter (in 2005: 10% for 2006 declining ratably to 5% in 2011 and thereafter). Other plans in the U.S. provide for fixed-dollar value coverage for eligible participants and, accordingly, are not adjusted for inflation.

The RP-2000 Combined Healthy Blue Collar mortality table is primarily used to estimate expected lives of participants at December 31, 2006 and 2005. The 1983 Group Annuity Mortality table was used to estimate expected lives of participants at December 31, 2004.

The table below shows the estimated effects of a one percentage point change in the assumed health care cost trend rates for each future year.

	Effect of Change in Assumed Health Care Trend Rates
(In millions)	Increase 1%	Decrease 1%
Higher (lower):
Service and interest cost in 2006	$3.5	(2.9)
APBO at December 31, 2006	66.2	(56.1)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare prescription drug benefits. Because of the broadness of coverage provided under the Company’s plan, the Company believes that the plan benefits are at least actuarially equivalent to the Medicare benefits. The estimated effect of the legislation has been recorded as a reduction to the APBO, as permitted by FSP 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The estimated value of the projected federal subsidy assumes no changes in participation rates and assumes that the subsidy is received in the year after claims are paid. The estimated reduction in per capita claim costs for participants over 65 years old was 12%.

The Company’s net periodic postretirement costs were approximately $6.2 million lower in 2006, $6.1 million lower in 2005 and $5.8 million lower in 2004 due to the Act as a result of lower amortization of losses. The estimated net present value of the subsidy, reflected as a reduction to the APBO, was approximately $61 million at December 31, 2006 and $62 million at December 31, 2005.

Actuarial gains and losses are not recognized immediately in earnings for Company-sponsored plans. The portion of the deferred gains or losses that exceeds 10% of the greater of the accumulated postretirement benefit obligation or plan assets at the beginning of the year is amortized into earnings over the average remaining life expectancy for inactive participants.

95	The Brink’s Company 2006 Annual Report

The coal-related plans had an actuarial gain in 2006 primarily related to changes in assumptions for the participation rate for retirees and the change in discount rate from 5.50% to 5.75%.

The coal-related plans had an actuarial loss in 2005 primarily related to the reduction in the discount rate and longer projected lives, partially offset by actuarial gains pursuant to enrollment verification death audit performed by the Company. The Company’s other plans had net actuarial gains in 2005 primarily due to expected reduced per capita claims as a result of an amendment of a Canadian plan.

The Company’s asset allocations at December 31, 2006 and 2005 by asset category are as follows:

(In millions, except percentages)	December 31, 2006	December 31, 2005
Equity securities	72%	71%
Debt securities	28%	28%
Other	—%	1%

Total	100%	100%

Plan assets at fair value	$459.3	$185.3
Actual return on assets during year	$49.0	$12.9

Plan assets of the Company-sponsored postretirement medical plan held by the VEBA are invested primarily using actively managed accounts with asset allocation targets of 70% equities, which include a broad array of market capitalization sizes and investment styles, and 30% fixed income securities. The Company’s policy does not permit certain investments, including investments in The Brink’s Company common stock, unless part of a commingled fund. Fixed-income investments must have an investment grade rating at the time of purchase. The plan rebalances its assets on a quarterly basis if actual allocations of assets are outside predetermined ranges. Among other factors, the performance of asset groups and investment managers will affect the long-term rate of return.

The Company selects the expected long-term rate of return assumption after reviewing advice from its investment advisor and its actuary considering the plan’s asset allocation targets and expected overall investment manager performance and after reviewing the most recent ten-year historical average compounded rate of return for the primary U.S. pension plan which is invested similarly.

In January 2006, the Company contributed $225 million to the VEBA with a portion of the proceeds from the sale of BAX Global. The Company determines whether it will make other discretionary contributions on an annual basis, although it does not currently expect to make further contributions in the next several years.

The Company’s projected benefit payments at December 31, 2006, for each of the next five years and the aggregate five years thereafter are as follows:

	Before Medicare Subsidy			Medicare Subsidy (a)	Net Projected payments
(In millions)	Coal-related Plans	Other Plans	Subtotal
2007	$42.2	1.0	43.2	(3.0)	40.2
2008	44.4	1.0	45.4	(3.2)	42.2
2009	46.7	1.0	47.7	(3.5)	44.2
2010	48.0	0.9	48.9	(3.6)	45.3
2011	48.9	0.9	49.8	(3.7)	46.1
2012 through 2016	237.8	4.5	242.3	(20.6)	221.7

Total	$468.0	9.3	477.3	(37.6)	439.7

(a)	Only the coal-related plans are expected to meet the requirements to receive the Medicare subsidy.

96	The Brink’s Company 2006 Annual Report

Health Benefit Act Liabilities

Background

In October 1992, The Coal Industry Retiree Health Benefit Act of 1992 (the “Health Benefit Act”) was enacted as part of the Energy Policy Act of 1992. The Health Benefit Act established rules for the payment of future health care benefits for thousands of retired union mine workers and their dependents.

Assigned Beneficiaries. The Health Benefit Act established a trust fund, The United Mine Workers of America Combined Benefit Fund (the “Combined Fund”), to which “signatory operators” and “related persons,” including The Brink’s Company and some of its subsidiaries and former subsidiaries (collectively, the “Brink’s Companies”) were jointly and severally liable to pay annual premiums for those beneficiaries directly assigned to a signatory operator and its related persons, on the basis set forth in the Health Benefit Act.

On an annual basis, the Brink’s companies receive notices from the Social Security Administration (the “SSA”) with regard to the current number of assigned beneficiaries for which the Brink’s companies are deemed responsible under the Health Benefit Act.

Unassigned Beneficiaries. In addition, the Health Benefit Act provided that assigned companies, including the Brink’s companies, were required to fund, pro rata according to the total number of assigned beneficiaries, a portion of the health benefits for unassigned beneficiaries if these benefits are not funded from other designated sources. To date, almost all of the funding for unassigned beneficiaries has been provided from transfers from the Abandoned Mine Land Reclamation Fund (the “AML Fund”) or other government sources.

2006 Act. In December 2006, the Tax Relief and Health Care Act of 2006 (the “2006 Act”) was enacted. By providing alternative funding, the 2006 Act substantially reduced the Health Benefit Act obligations of the Company for assigned beneficiaries. The 2006 Act eliminated the Company’s obligation for unassigned beneficiaries. The Company recorded a $148.3 million gain within discontinued operations during 2006 primarily due to the effects of the 2006 Act. The 2006 Act also provides elective mechanisms to reduce the impact of joint and several liability on the Company and its assets.

Information and Assumptions Used to Estimate Obligation

Information provided by the Combined Fund and assumptions made by the Company are as follows:

At the beginning of the plan year	2006	2005
Number of assigned beneficiaries for the Brink’s companies	1,962	2,140
Total unassigned pool of beneficiaries	N/A	15,349
Percent of total unassigned pool allocated to the Brink’s companies	N/A	10.0%
Health benefit premium per beneficiary	$3,361	3,228

According to the Health Benefit Act, the rate of inflation for per-beneficiary health care premiums cannot exceed the medical care component of the Consumer Price Index. At December 31, 2006 and 2005, annual inflation rates for per-beneficiary health care premiums were assumed to be 4.5% for all future years. The U.S. Life mortality table has been used to estimate a gradual decline in the number of beneficiaries.

97	The Brink’s Company 2006 Annual Report

Undiscounted Obligation for Health Benefit Act Liabilities

	December 31,
(In millions)	2006	2005
Combined Fund:
Assigned beneficiaries	$12.4	103.7
Unassigned beneficiaries	—	64.7
Other	6.8	6.5

	$19.2	174.9

Reconciliation of Health Benefit Act Liabilities

	Years Ended December 31,
(In millions)	2006	2005	2004
Beginning of the year	$174.9	185.5	197.5
Actuarial and other gains, net (a)	(148.3)	(2.3)	(3.2)
Payments	(7.4)	(8.3)	(8.8)

End of the year	$19.2	174.9	185.5

(a)	Included in income from discontinued operations.

The $148.3 million gain during 2006 was primarily related to the 2006 Act.

The $2.3 million actuarial gain in 2005 was primarily related to a one-year extension of funding by the AML of unassigned benefits and a lower-than-projected per-beneficiary health care premium rate, partially offset by a higher number of unassigned beneficiaries attributed to the Company.

The $3.2 million actuarial gain in 2004 is primarily related to a slight decrease in the number of beneficiaries assigned to the Company at October 1, 2004, compared to the amount estimated at the end of 2003. As a result, the estimate of assigned beneficiaries in future periods was also lower.

The Company currently estimates that its annual cash funding under the Health Benefit Act will be significantly lower in 2007 and in subsequent years due to the signing of the 2006 Act. The Company’s projected benefit payments at December 31, 2006, for each of the next five years and the aggregate five years thereafter are as follows:

(In millions)	Projected Payments
2007	$6.5
2008	3.7
2009	2.4
2010	1.0
2011	0.3
2012 though 2016	1.2

Total	$15.1

98	The Brink’s Company 2006 Annual Report

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

	Years Ended December 31,
(In millions)	2006	2005	2004
Interest cost on APBO	$2.6	2.9	3.6
Amortization of losses	1.1	1.2	1.2

Net periodic postretirement costs	$3.7	4.1	4.8

Reconciliations of the APBO and funded status to the accrued other postretirement benefit costs for black lung obligations at December 31, 2006 and 2005 are as follows:

	Years Ended December 31,
(In millions)	2006	2005
APBO at beginning of year	$51.7	55.2
Interest costs	2.6	2.9
Benefits paid	(6.4)	(6.1)
Actuarial gain, net	(1.2)	(0.3)

APBO at end of year	$46.7	51.7

Funded status	$(46.7)	(51.7)
Unrecognized experience loss	(a )	12.2

Accrued other postretirement benefit cost at end of year	$(46.7)	(39.5)

Amounts recognized in accumulated other comprehensive income (loss) consist of – benefit plan experience loss	$(9.8)	(a )
Accumulated amounts recognized in the consolidated statements of operations	(36.9)	(a )

Net amount recognized in the consolidated balance sheets	$(46.7)	(a )

(a)	Not applicable due to adoption of SFAS 158.

The Company estimates that $1.0 million of the benefit plan experience loss will be amortized from accumulated other comprehensive income into net periodic postretirement cost during 2007.

99	The Brink’s Company 2006 Annual Report

The 1983 Group Annuity Mortality table is used to estimate expected lives of participants. The following are the other key actuarial assumptions for the black lung obligations:

Black Lung Benefits	2006	2005
Discount rate:
Postretirement cost	5.50%	5.75%
Benefit obligation at year end	5.75%	5.50%
Medical cost inflation	8.00%	8.00%

The Company’s projected benefit payments for black lung benefits at December 31, 2006, for each of the next five years and the aggregate five years thereafter are as follows:

(In millions)	Projected Payments
2007	$4.8
2008	4.6
2009	4.4
2010	4.3
2011	4.1
2012 through 2016	18.2

Total	$40.4

100	The Brink’s Company 2006 Annual Report

NOTE 5 - INCOME TAXES

	Years Ended December 31,
(In millions)	2006	2005	2004
Income from continuing operations before income taxes and minority interest
U.S.	$113.6	45.1	56.5
Foreign	90.7	61.0	68.0

Total	$204.3	106.1	124.5

Income tax expense (benefit)
Current
U.S. federal	$(125.3)	(0.3)	0.1
State	15.0	1.9	5.4
Foreign	41.7	36.1	26.5

	(68.6)	37.7	32.0

Deferred
U.S. federal	156.1	10.0	13.2
State	(3.7)	(2.1)	—
Foreign	(1.1)	3.9	(4.6)

	151.3	11.8	8.6

	$82.7	49.5	40.6

The U.S. federal current income tax benefit on continuing operations in 2006 was offset by U.S. federal current tax expense included in income from discontinued operations.

	Years Ended December 31,
(In millions)	2006	2005	2004
Comprehensive provision (benefit) for income taxes allocable to
Continuing operations	$82.7	49.5	40.6
Discontinued operations	267.4	(3.7)	32.9
Change in accounting principle	(108.8)	(0.9)	—
Other comprehensive income (loss)	32.1	(13.6)	(3.9)
Shareholders’ equity	(6.1)	(15.1)	(4.7)

	$267.3	16.2	64.9

101	The Brink’s Company 2006 Annual Report

The components of the net deferred tax asset are as follows:

	December 31,
(In millions)	2006	2005
Deferred tax assets
Deferred revenue	$75.1	69.1
Postretirement benefits other than pensions	74.3	115.6
Pension liabilities	51.1	78.1
Workers’ compensation and other claims	41.9	42.4
Multi-employer pension plan withdrawal liabilities	—	10.9
Investment in BAX Global	—	9.2
Other assets and liabilities	88.9	70.0
Net operating loss carryforwards	50.3	44.1
Alternative minimum and other tax credits	3.0	79.4

Subtotal	384.6	518.8
Valuation allowances	(54.3)	(42.1)

Total deferred tax assets	330.3	476.7

Deferred tax liabilities
Property and equipment, net	92.8	84.3
Prepaid assets	26.1	25.3
Other assets and miscellaneous	19.1	18.5

Total deferred tax liabilities	138.0	128.1

Net deferred tax asset	$192.3	348.6

Included in:
Current assets	$71.8	174.0
Noncurrent assets	142.2	196.9
Current liabilities, included in accrued liabilities	(0.9)	(3.5)
Noncurrent liabilities	(20.8)	(18.8)

Net deferred tax asset	$192.3	348.6

The valuation allowances relate to deferred tax assets in various state and non-U.S. jurisdictions. Based on the Company’s historical and expected future taxable earnings, and a consideration of available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, net of valuation allowances, at December 31, 2006.

The following table reconciles the difference between the actual tax provision from continuing operations and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% in each year to the income from continuing operations before income taxes.

102	The Brink’s Company 2006 Annual Report

	Years Ended December 31,
(In millions)	2006	2005	2004
Income tax expense computed at 35% statutory rate	$71.5	37.1	43.6
Increases (reductions) in taxes due to:
Adjustments to valuation allowances	8.4	18.6	2.1
State income taxes, net	6.7	(0.9)	3.9
Medicare subsidy of postretirement costs	(2.1)	(2.1)	(2.0)
Repatriation of foreign earnings under the AJCA	—	2.9	—
Foreign income taxes	(2.6)	(0.3)	(4.7)
Foreign tax credit carryover	—	(3.9)	—
Taxes on undistributed earnings of foreign affiliates	0.5	0.7	(1.7)
Other	0.3	(2.6)	(0.6)

Actual income tax expense on continuing operations	$82.7	49.5	40.6

Adjustments to the beginning-of-year valuation allowance of $1.7 million in 2006, $10.0 million in 2005 and $1.4 million in 2004 related primarily to several international operations with a recent history of losses. The valuation allowance also increased by $6.7 million in 2006, $8.6 million in 2005 and $0.7 million in 2004 to offset the net increase in deferred tax assets in jurisdictions where the Company had previously concluded that valuation allowances were necessary. The valuation allowances were required due to the Company’s assessment that these assets did not meet the more-likely-than-not recognition criteria of SFAS 109.

The Company recognized tax benefits related to uncertain tax positions upon favorable settlements of issues relating primarily to the Company’s state tax returns in 2005.

As of December 31, 2006, the Company has not recorded U.S. federal deferred income taxes on approximately $195 million of undistributed earnings of foreign subsidiaries and equity affiliates. It is expected that these earnings will be permanently reinvested in operations outside the U.S. It is not practical to compute the estimated deferred tax liability on these earnings.

The Company repatriated cash of $71.2 million in 2005, including $22.4 million related to BAX Gobal’s non-U.S. subsidiaries, under the repatriation provision of the American Jobs Creation Act of 2004. The Company recognized $3.6 million of additional income tax expense in 2005, including $0.7 million included as a component of discontinued operations, related to the repatriation.

The Company’s U.S. entities file a consolidated U.S. federal income tax return.

103	The Brink’s Company 2006 Annual Report

The gross amount of the net operating loss carryforwards as of December 31, 2006, was $162.7 million. The tax benefit of net operating loss carryforwards, before valuation allowances, as of December 31, 2006 was $50.3 million, and expire as follows:

(In millions)	Federal	State	Foreign	Total
Year of expiration:
2007-2011	$—	—	5.8	5.8
2012-2016	—	—	0.7	0.7
2017 and thereafter	—	1.0	—	1.0
Unlimited	—	—	42.8	42.8

	$—	1.0	49.3	50.3

The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions and the Company has accrued approximately $27 million for related contingencies at December 31, 2006. While it is difficult to predict the final outcome of the various issues that may arise during an examination, the Company believes that it has adequately provided for potential contingent income tax liabilities and interest.

104	The Brink’s Company 2006 Annual Report

NOTE 6 - PROPERTY AND EQUIPMENT

The following table presents the Company’s property and equipment that is classified as held and used:

	December 31,
(In millions)	2006	2005
Land	$30.3	27.1
Buildings	161.1	125.2
Leasehold improvements	159.6	146.0
Security systems	742.2	652.5
Vehicles	230.8	209.3
Capitalized software	98.5	80.4
Other machinery and equipment	368.0	340.1

	1,790.5	1,580.6
Accumulated depreciation and amortization	(808.6)	(713.2)

Property and equipment, net	$981.9	867.4

Amortization of capitalized software costs included in continuing operations was $13.8 million in 2006, $13.3 million in 2005 and $10.6 million in 2004.

NOTE 7 - ACQUISITIONS

The Company has acquired security operations in numerous countries over the last three years. These operations have all been included in the Company’s Brink’s operating segment.

(In millions)	Acquisition completed in the quarter ended	Purchase price
Greece	March 31, 2004	$11.9
Other		2.9

2004		$14.8

Luxembourg, Scotland and Ireland	March 31, 2005	$41.9
Hungary, Poland and the Czech Republic (a)	June 30, 2005	10.7
Other		0.6

2005		$53.2

Mauritius	June 30, 2006	$10.7
Other		3.7

2006		$14.4

(a)	Czech Republic was sold in January 2007.

These acquisitions have been accounted for as business combinations. Under the purchase method of accounting, assets acquired and liabilities assumed from these operations are recorded at fair value on the date of acquisition. The consolidated statements of operations include the results of operations for an acquired entity from the date of acquisition. The results of the acquired operations were not material to the Company’s consolidated statements of operation for the periods presented.

Purchase prices for 2006 acquisitions have been preliminarily allocated based on estimates of fair value of assets acquired and liabilities assumed. The final valuation of net assets is expected to be completed as soon as possible, but not later than one year from the acquisition date.

105	The Brink’s Company 2006 Annual Report

NOTE 8 -GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 are as follows:

(In millions)	Brink’s	BAX Global	Total
December 31, 2004	$92.1	167.5	259.6
Acquisitions	22.8	—	22.8
Adjustments (a)	(1.1)	—	(1.1)
Foreign currency exchange	(10.0)	(2.3)	(12.3)
Reclassification to assets held for sale	—	(165.2)	(165.2)

December 31, 2005	103.8	—	103.8
Acquisitions	9.5	—	9.5
Adjustments (a)	(0.4)	—	(0.4)
Foreign currency exchange	11.1	—	11.1

December 31, 2006	$124.0	—	124.0

(a)	Purchase accounting adjustment occurring in the year following the acquisition and adjustments to valuation allowances for deferred tax assets.

Other Intangible Assets

	December 31,
(In millions)	2006	2005
Finite-lived intangible assets	$33.2	21.6
Accumulated amortization	(9.3)	(5.0)

Intangible assets, net	$23.9	16.6

The Company’s intangible assets are included in other assets on the balance sheet (see note 9) and consist primarily of customer lists and covenants not to compete.

106	The Brink’s Company 2006 Annual Report

NOTE 9 - OTHER ASSETS

	December 31,
(In millions)	2006	2005
Deferred subscriber acquisition costs	$78.8	72.1
Intangible assets, net (see note 8)	23.9	16.6
Investment in unconsolidated entities:
Cost method	23.4	23.4
Equity method	15.2	15.7
Marketable securities	24.8	12.8
Long-term receivables	13.5	15.9
Other	9.5	10.5

Other assets	$189.1	167.0

NOTE 10 - ACCRUED LIABILITIES

Payroll and other employee liabilities	$129.7	103.2
Taxes, except income taxes	78.1	77.6
Deferred revenue	34.5	30.0
Workers’ compensation and other claims	25.8	31.9
Postretirement benefits other than pensions (see notes 1 and 4)	12.2	56.4
Withdrawal obligation for coal related multi-employer pension plan (see note 4)	—	30.5
Other	105.8	110.2

Accrued liabilities	$386.1	439.8

NOTE 11 - OTHER LIABILITIES

	December 31,
(In millions)	2006	2005
Workers’ compensation and other claims	$62.4	61.9
Minority interest	51.8	41.5
Other	86.1	74.0

Other liabilities	$200.3	177.4

107	The Brink’s Company 2006 Annual Report

NOTE 12 - LONG-TERM DEBT

	December 31,
(In millions)	2006	2005
Bank credit facilities:
Revolving Facility, primarily denominated in U.S. dollars (year-end weighted average interest rate of 5.05% in 2006 and 3.75% in 2005)	$52.1	123.6
Other non-U.S. dollar denominated facilities (year-end weighted average interest rate of 7.97% in 2006 and 8.29% in 2005)	19.6	19.8

	71.7	143.4

Senior Notes:
Series A, 7.84%, due 2006-2007 (a)	—	36.7
Series B, 8.02%, due 2008 (a)	—	20.0
Series C, 7.17%, due 2006-2008 (a)	—	20.0

	—	76.7

Other:
Capital leases (average rates: 5.96% in 2006 and 5.55% in 2005)	21.9	24.1
Dominion Terminal Associates 6.00% bonds, due 2033	43.2	43.2

Total long-term debt	136.8	287.4
Current maturities of long-term debt:
Bank credit facilities	2.4	2.9
Senior Notes (a)	—	25.0
Capital leases	8.1	7.6

Total current maturities of long-term debt	10.5	35.5

Total long-term debt excluding current maturities	$126.3	251.9

(a)	Prepaid in 2006.

The Company entered into a new unsecured $400 million revolving bank credit facility with a syndicate of banks in the third quarter of 2006. The new facility replaces a $400 million revolving credit facility that was scheduled to mature in 2009. The new facility’s interest rate is based on LIBOR plus a margin, prime rate, or competitive bid. The facility allows the Company to borrow (or otherwise satisfy credit needs) on a revolving basis over a five-year term ending in August 2011. As of December 31, 2006, $347.9 million was available under the revolving credit facility. The new and prior facility are referred to as the “Revolving Facility” herein. The margin on LIBOR borrowings, which can range from 0.140% to 0.575% depending on the Company’s credit rating, was 0.27% at December 31, 2006. When borrowings and letters of credit under the Revolving Facility are in excess of $200 million, the applicable interest rate is increased by 0.1% or 0.125%. The Company also pays an annual facility fee on the Revolving Facility based on the Company’s credit rating. The facility fee, which can range from 0.060% to 0.175%, was 0.08% as of December 31, 2006.

The Company has an unsecured $150 million credit facility with a bank to provide letters of credit and other borrowing capacity over a five-year term ending in December 2009 (the “Letter of Credit Facility”). As of December 31, 2006, $8.7 million was available for use under this revolving credit facility. The Revolving Facility and the multi-currency revolving credit facilities described below are also used for the issuance of letters of credit and bank guarantees.

108	The Brink’s Company 2006 Annual Report

The Company has three unsecured multi-currency revolving bank credit facilities totaling $96.2 million in available credit at December 31, 2006, of which $48.2 million was unused. When rates are favorable, the Company also borrows from other banks under short-term uncommitted agreements. Various foreign subsidiaries maintain other secured and unsecured lines of credit and overdraft facilities with a number of banks. Amounts borrowed under these agreements are included in short-term borrowings.

The Company made scheduled payments of $18.3 million in January 2006 related to its Senior Notes. On March 31, 2006, the Company prepaid in full the outstanding $58.4 million balance of its Senior Notes and made a make-whole payment of $1.6 million. The Senior Notes were cancelled upon prepayment. In addition, the Company significantly reduced other debt during 2006.

Minimum repayments of long-term debt are as follows:

(In millions)	Capital Leases	Other long- term debt	Total
2007	$8.1	2.4	10.5
2008	5.3	12.9	18.2
2009	4.1	1.0	5.1
2010	2.3	0.9	3.2
2011	1.0	53.0	54.0
Later years	1.1	44.7	45.8

Total	$21.9	114.9	136.8

109	The Brink’s Company 2006 Annual Report

Capital Leases

Property under capital leases are included in property and equipment as follows:

	December 31,
(In millions)	2006	2005
Asset class:
Buildings	$16.2	28.3
Vehicles	47.8	54.5
Machinery and equipment	5.2	15.2

	69.2	98.0
Less: accumulated amortization	41.2	56.4

Total	$28.0	41.6

The Company’s Brink’s and BHS subsidiaries have guaranteed the Revolving Facility and the Letter of Credit Facility. The Revolving Facility, the Letter of Credit Facility and the multi-currency revolving bank credit facilities contain various financial and other covenants. The financial covenants, among other things, limit the Company’s total indebtedness, limit asset sales, limit the use of proceeds on asset sales, and provide for minimum coverage of interest costs. The credit agreements do not provide for the acceleration of payments should the Company’s credit rating be reduced. If the Company were not to comply with the terms of its various loan agreements, the repayment terms could be accelerated and the commitment could be withdrawn. An acceleration of the repayment terms under one agreement could trigger the acceleration of the repayment terms under the other loan agreements. The Company was in compliance with all financial covenants at December 31, 2006.

The Company has guaranteed $43.2 million of bonds issued by the Peninsula Ports Authority of Virginia. The guarantee originated as part of the Company’s former interest in Dominion Terminal Associates, a deep water coal terminal. The Company continues to pay interest on and guarantee payment of the $43.2 million principal amount and ultimately will have to pay for the retirement of the bonds in accordance with the terms of the guarantee. The bonds bear a fixed interest rate of 6.0% and mature in 2033. The bonds may mature prior to 2033 upon the occurrence of specified events such as the determination that the bonds are taxable or the failure of the Company to abide by the terms of its guarantee.

At December 31, 2006, the Company had undrawn unsecured letters of credit and guarantees totaling $169.9 million, including $141.3 million issued under the Letter of Credit Facility, and $20.6 million issued under the multi-currency revolving bank credit facilities. These letters of credit primarily support the Company’s obligations under various self-insurance programs and credit facilities.

110	The Brink’s Company 2006 Annual Report

NOTE 13 -ACCOUNTS RECEIVABLE

	December 31,
(In millions)	2006	2005
Trade	$432.6	372.0
Other	48.4	58.4

	481.0	430.4
Estimated uncollectible amounts	(11.6)	(11.3)

Accounts receivable, net	$469.4	419.1

NOTE 14 -OPERATING LEASES

The Company leases facilities, vehicles, computers and other equipment under long-term operating and capital leases with varying terms. Most of the operating leases contain renewal and/or purchase options. The Company expects that in the normal course of business, the majority of operating leases will be renewed or replaced by other leases.

As of December 31, 2006, future minimum lease payments under noncancellable operating leases with initial or remaining lease terms in excess of one year are included below.

(In millions)	Facilities	Vehicles	Other	Total
2007	$41.2	31.7	4.3	77.2
2008	33.8	26.1	3.4	63.3
2009	25.7	18.5	2.4	46.6
2010	18.8	12.2	1.2	32.2
2011	12.9	8.6	0.6	22.1
Later years	48.0	11.4	0.6	60.0

	$180.4	108.5	12.5	301.4

The table above includes lease payments for the initial accounting lease term and all renewal periods for most vehicles under operating leases used in Brink’s and BHS’ U.S. operations. If the Company were to not renew these leases, it would be subject to a residual value guarantee. The Company’s maximum residual value guarantee was $62.5 million at December 31, 2006. If the Company continues to renew the leases and pays all of the lease payments for the vehicles that have been included in the above table (which aggregate lease payments decline over four to eight years), this residual value guarantee will reduce to zero at the end of the final renewal period. In addition, the Company has $4.9 million of maximum guaranteed residuals on another operating lease.

Net rent expense included in continuing operations amounted to $89.2 million in 2006, $84.3 million in 2005 and $74.4 million in 2004.

111	The Brink’s Company 2006 Annual Report

NOTE 15 - SHARE-BASED COMPENSATION PLANS

The Company has stock incentive plans to encourage employees and nonemployee directors to remain with the Company and to more closely align their interests with those of the Company’s shareholders.

Stock Option Plans

In May 2005, the shareholders of the Company approved the 2005 Equity Incentive Plan (the “2005 Plan”) as the successor plan to the 1988 Stock Option Plan (the “1988 Plan”). As a result, options will no longer be granted under the 1988 Plan. The 2005 Plan permits grants of options and also allows for grants of restricted stock and restricted stock units as well as performance units and other share-based awards. No share-based awards other than stock options have been granted under the 2005 Plan. The Company also has a Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”).

Options are granted at a price not less than the average quoted market price on the date of grant. All grants to employees in the last three years under the 2005 Plan and the 1988 Plan have a maximum term of six years and generally either vest over three years from the date of grant or vest 100% at the end of the third year. Options granted under the 2005 Plan and the 1988 Plan generally provide for continued vesting if the participant were to elect retirement under one of the Company’s pension plans. Directors’ Plan options are granted with a maximum term of ten years and vest in full at the end of six months. There are 4.1 million shares underlying options that are authorized, but not yet granted. The Company uses shares from the Employee Benefits Trust for stock option exercises. Although it has not expressed any intent to do so, the Company has the right to amend, suspend, or terminate the 1988 Plan or 2005 Plan at any time by action of the Company’s board of directors. If a change in control were to occur (as defined in the plan documents), certain options may become immediately vested.

As discussed in note 1, the Company adopted SFAS 123(R) on January 1, 2006. The effect of adopting SFAS 123(R) on the consolidated statements of operations for the year ended December 31, 2006, is as follows:

(In millions, except per share amounts)	Year Ended December 31, 2006
Selling, general and administrative expense	$11.1

Income from continuing operations before income taxes and minority interest	(11.1)
Provision for income taxes	(3.9)

Income from continuing operations	(7.2)
Income from discontinued operations, net of taxes of $1.9 (a)	(4.7)

Net income	$(11.9)

Net income per common share:
Basic	$(0.24)
Diluted	(0.24)

(a)	In conjunction with the sale of BAX Global in the first quarter of 2006, 328,247 options held by BAX Global employees were modified to become immediately vested. This modification resulted in additional pretax compensation expense of $6.6 million ($4.7 million after tax) and is included in the calculation of the gain on sale of BAX Global. The weighted-average exercise price of these options was $25.67. All of the accelerated options have been exercised.

112	The Brink’s Company 2006 Annual Report

The following table illustrates the pro forma effect on net income and earnings per share if the fair value based method under SFAS 123 had been applied in 2005 and 2004:

	Years Ended December 31,
(In millions, except per share amounts)	2005	2004
Net income:
As reported	$142.4	121.5
Less: share-based compensation expense determined under fair-value method, net of related tax effects	(4.1)	(3.6)

Pro forma	$138.3	117.9

Net income per share:
Basic, as reported	$2.53	2.23
Basic, pro forma	2.46	2.16
Diluted, as reported	$2.50	2.20
Diluted, pro forma	2.43	2.13

The fair value of each stock option grant is estimated at the time of grant using the Black-Scholes option-pricing model. If a different option-pricing model had been used, results may have been different.

The fair value of options that vest entirely at the end of a fixed period, generally three years, is estimated using a single option approach and generally amortized on a straight-line basis over the vesting period. The fair value of options that vest ratably over three years is estimated using a multiple-option approach and generally amortized on a straight-line basis over each separate vesting period. Upon adoption of SFAS 123(R), compensation cost related to new stock option grants that continue to vest upon retirement is recognized over the period from the grant date to the retirement-eligible date. If the Company had applied this provision prior to the adoption of SFAS 123(R), compensation cost would have been $1.8 million lower in 2006. An 8% forfeiture rate has been used to estimate the number of options for which vesting is not expected to occur.

113	The Brink’s Company 2006 Annual Report

The fair value of options granted during the three years ended December 31, 2006, was calculated using the following estimated weighted average assumptions.

	Years Ended December 31,
Options Granted	2006	2005	2004
Number of shares underlying options, in thousands	610	699	937
Weighted-average exercise price per share	$55.11	35.95	31.88
Assumptions used to estimate fair value:
Expected dividend yield:
Weighted-average	0.5%	0.4%	0.5%
Range	0.4% -0.5%	0.4%-0.5%	0.5%
Expected volatility:
Weighted-average	32%	34%	32%
Range	30%-36%	33%-34%	31%-32%
Risk-free interest rate:
Weighted-average	5.0%	3.8%	3.3%
Range	4.6%-5.2%	3.8%-4.4%	1.8%-3.7%
Expected term in years:
Weighted-average	4.3	4.1	3.8
Range	2.7-7.0	3.0-7.0	2.4-4.5
Weighted-average fair value estimates at grant date:
In millions	$11.0	7.8	8.3
Fair value per share	$18.04	11.21	8.84

The expected dividend yield was calculated by annualizing the cash dividend declared by the Company for the most recent period equal to the expected term and dividing that result by the closing stock price on the date of declaration. Dividends are not paid on options.

The expected volatility was estimated after reviewing the historical volatility of the Company’s stock using daily close prices.

The risk-free interest rate was based on yields on U.S. Treasury debt at the time of the grant or modification.

The expected term of the options was based on the Company’s historical option exercise data, option expiration and post-vesting cancellation behavior.

The intrinsic value of a stock option is the difference between the market price of the shares underlying the option and exercise price of the option. The total intrinsic value of options exercised was $20.5 million in 2006, $33.1 million in 2005, and $16.5 million in 2004.

As of December 31, 2006, $5.5 million of total unrecognized compensation cost related to previously granted stock options is expected to be recognized over a weighted-average period of 1.4 years.

114	The Brink’s Company 2006 Annual Report

In 2006, the Company recognized compensation expense related to all options held by employees of BAX Global that were modified to accelerate vesting provisions. The fair value of options accelerated during 2006 was calculated using the following estimated weighted-average assumptions.

Options Modified	Year Ended December 31, 2006
Number of shares underlying options, in thousands	328
Weighted-average exercise price per share	$25.67
Assumptions used to estimate fair value:
Expected dividend yield:
Weighted average	0.3%
Range	0.2%–0.3%
Expected volatility:
Weighted-average	29.1%
Range	25.7–32.1%
Risk-free interest rate:
Weighted-average	4.1%
Range	3.7–4.7%
Expected term in years:
Weighted-average	0.5
Range	0.3–0.7
Weighted-average fair value estimates at modification date:
In millions	$6.6
Fair value per share	$20.11

115	The Brink’s Company 2006 Annual Report

The table below summarizes the activity in all plans for options of the Company’s common stock for 2006, 2005 and 2004.

	Shares (in thousands)	Weighted- Average Exercise Price Per Share	Weighed-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2003	3,956	$21.14
Granted	937	31.88
Exercised	(1,262)	19.63
Forfeited or expired	(362)	35.18

Outstanding at December 31, 2004	3,269	23.24
Granted	699	35.95
Exercised	(1,498)	21.06
Forfeited or expired	(131)	26.62

Outstanding at December 31, 2005	2,339	28.25
Granted	610	55.11
Exercised	(750)	24.82
Forfeited or expired	(69)	39.90

Outstanding at December 31, 2006	2,130	$36.77	4.2	$57.8

Of the above, as of December 31, 2006:
Exercisable	935	$26.31	3.2	$35.2
Expected to vest in future periods (a)	1,152	$44.86	5.0	$22.0

(a)	The number of options expected to vest takes into account an estimate of expected forfeitures.

There were 0.8 million shares of exercisable options with a weighted-average exercise price of $22.77 per share at December 31, 2005, and 1.5 million shares of exercisable options with a weighted-average exercise price of $20.68 per share at December 31, 2004.

Employee Stock Purchase Plan

The 1994 Employee Stock Purchase Plan (the “ESPP”), was a noncompensatory plan that allowed eligible employees to buy the Company’s common stock at below market value, subject to plan limitations on the amount an employee could purchase annually. The ESPP was terminated in June 2005. Under the ESPP, the Company sold approximately 0.1 million shares of common stock to employees in both 2005 and 2004.

116	The Brink’s Company 2006 Annual Report

NOTE 16 - CAPITAL STOCK

At December 31, 2006, the Company had 100 million shares of common stock authorized and 48.5 million shares issued and outstanding.

Repurchase Program

As further discussed below, during 2006 the Company purchased and retired approximately 12.2 million shares of its common stock for $630.9 million. The shares purchased and retired approximated 21% of the number of shares outstanding on December 31, 2005.

Dutch Auction

On March 8, 2006, the Company’s board of directors authorized a “Dutch auction” self-tender offer to purchase up to 10 million shares of the Company’s common stock. Under certain circumstances up to an additional 2% of the outstanding common stock was authorized to be purchased in the tender offer. The tender offer began on March 9, 2006, and expired on April 6, 2006, and was subject to the terms and conditions described in the offering materials mailed to the Company’s shareholders and filed with the Securities and Exchange Commission. On April 11, 2006, the Company purchased 10,355,263 shares in the tender offer at $51.20 per share for a total of approximately $530.2 million in cash. The Company incurred $0.7 million in costs associated with the purchase.

Other repurchases

Following the self-tender offer, the board authorized additional Company common stock purchases of up to $100 million from time to time as market conditions warranted and as covenants under existing agreements permitted. The additional stock purchase program did not require any specific number of shares be purchased. Under the program, the Company used $100 million to purchase 1,823,118 shares of common stock between May 22 and October 5, 2006, at an average price of $54.85 per share. The Company has no remaining authority under the program.

Employee Benefits Trust

The Employee Benefits Trust holds shares of the Company’s common stock to fund obligations under compensation and employee benefit programs that provide for the issuance of stock. The Company issued 2.0 million shares in 2006, 2.1 million shares in 2005 and 2.5 million shares in 2004 of common stock to the Employee Benefits Trust. Prior to 2006, shares held by the Employee Benefits Trust that have not been allocated to employees are accounted for at fair value as a reduction of shareholders’ equity similar to treasury stock. Under SFAS 123(R), the Company no longer separately reports the Employee Benefits Trust in its consolidated statement of shareholders’ equity and consolidated balance sheet; it is now offset with capital in excess of par value. Shares of common stock will be voted by the trustee in the same proportion as those voted by the Company’s employees participating in the Company’s 401(k) plan.

Preferred Stock

At December 31, 2006, the Company has the authority to issue up to 2.0 million shares of preferred stock, par value $10 per share.

117	The Brink’s Company 2006 Annual Report

Series A Preferred Stock Rights Agreement

Under the Amended and Restated Rights Agreement dated as of September 2003, holders of common stock have rights to purchase a new Series A Participating Cumulative Preferred Stock (the “Series A Preferred Stock”) of the Company at the rate of one right for each share of common stock. Each right, if and when it becomes exercisable, will entitle the holder to purchase one-thousandth of a share of Series A Preferred Stock at a purchase price of $60.00, subject to adjustment.

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

118	The Brink’s Company 2006 Annual Report

NOTE 17 – DISCONTINUED OPERATIONS

	Years Ended December 31,
(In millions)	2006	2005	2004
Gain (loss) on sale of
BAX Global	$586.7	(2.8)	—
Timber	—	—	20.7
Gold	—	—	(0.9)
Coal	—	—	5.0
Results from operations
BAX Global (a)	7.0	86.8	49.5
Timber	—	—	(0.5)
Gold	—	—	(1.2)
Adjustments to contingent liabilities of former operations
Health Benefit Act liabilities (see note 4)	148.3	2.3	3.2
Withdrawal liabilities (see note 4)	9.9	6.1	15.4
Litigation settlement gain	—	15.1	—
Reclamation liabilities	0.6	(6.2)	(0.1)
Workers’ compensation liabilities	(0.4)	0.4	(4.9)
Other	(0.8)	0.1	(3.3)

Income from discontinued operations before income taxes	751.3	101.8	82.9
Income tax (expense) benefit	(267.4)	3.7	(32.9)

Income from discontinued operations	$483.9	105.5	50.0

(a)	Revenues of BAX Global were $230.0 million in 2006, $2,899.4 million in 2005 and $2,440.6 million in 2004. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, BAX Global ceased depreciating and amortizing long-lived assets after November 2005, the date BAX Global was classified as held for sale. Had BAX Global not ceased depreciation and amortization, its pretax income would have been $3.3 million lower in 2006 and $4.9 million lower in 2005.

BAX Global

On January 31, 2006, the Company sold BAX Global, a wholly owned freight transportation subsidiary, for approximately $1 billion in cash, resulting in a pretax gain of approximately $587 million ($375 million after tax). The Company has either retained or indemnified the purchaser for some pre-sale liabilities including those for income taxes and for existing litigation as discussed in note 22. The resolution of these matters is expected to take several years.

BAX Global’s results of operations have been reported as discontinued operations for all periods presented.

Interest expense included in discontinued operations was $0.2 million in 2006, $2.0 million in 2005 and $2.1 million in 2004. Interest expense recorded in discontinued operations includes only interest on third-party borrowings made directly by BAX Global. The Company has not allocated other consolidated interest expense to discontinued operations. Discounts and other fees of BAX Global’s accounts receivable securitization program were $2.7 million in 2005 and $1.7 million in 2004.

119	The Brink’s Company 2006 Annual Report

Assets and liabilities for BAX Global at December 31, 2005, were classified as held for sale. The assets and liabilities that are held for sale were as follows:

(In millions)	December 31, 2005
ASSETS
Cash and cash equivalents	$78.6
Accounts receivable, net	497.9
Prepaid expenses and other current assets	26.5
Property and equipment, net	145.9
Goodwill	165.2
Deferred income taxes and other	62.4

Assets held for sale	$976.5

LIABILITIES
Short-term borrowings and current maturities of long-term debt	$7.1
Accounts payable and accrued liabilities	436.4
Long-term debt	1.9
Accrued pension costs and postretirement benefits	23.2
Deferred income taxes and other	22.8

Liabilities held for sale	$491.4

Former Natural Resource Operations

The Company sold the remaining portion of its timber business in 2004 for $33.7 million. After deducting the book value of related assets and the payment of $6.2 million to purchase equipment formerly leased, the Company recognized a $20.7 million pretax gain.

In February 2005, the Company received additional cash proceeds from the previous sale of its coal business in Virginia; the related pretax gain of $5 million was recorded in 2004.

In 2004, the Company sold its gold operations for approximately $1.1 million in cash plus the assumption of liabilities and recognized a $0.9 million loss.

Adjustments to Contingent Assets and Liabilities of Former Operations

Ongoing expenses related to former operations, including expenses related to Company-sponsored postretirement benefit obligations, black lung obligations, pension obligations and expenditures for legal fees and other administrative activities, are classified within continuing operations. Adjustments to contingent assets and liabilities related to former operations, including those related to reclamation matters, worker’s compensation claims, multi-employer pension plan withdrawal liabilities, the Health Benefit Act liabilities and remaining legal contingencies are reported within discontinued operations.

120	The Brink’s Company 2006 Annual Report

Federal Black Lung Excise Tax

In 1999, the U.S. District Court of the Eastern District of Virginia entered a final judgment in favor of the Company, ruling that the Federal Black Lung Excise Tax (“FBLET”) is unconstitutional as applied to export coal sales. In December 2005, the Company reached a final settlement agreement related to all remaining claims for FBLET refunds and recorded a pretax gain of $15.1 million.

Other

The Company recorded $6.2 million in 2005, to reflect an increase in the estimated cost of reclamation at its former coal mines. The estimate of the cost of reclamation may change in the future.

In 2004, the Company recognized expense of $4.9 million to reflect an increase in the expected settlement of coal-related workers’ compensation claims. In 2004, the Company settled legal and other contingencies related to its former coal operations and recognized additional expense of $3.3 million.

Income taxes

Discontinued operations includes the tax provision or benefit associated with the Company’s BAX Global and other former businesses, and the resolution of associated contingent tax matters.

The effective tax rate on discontinued operations in 2006 approximated the 35% U.S. statutory tax rate.

The effective tax rate in 2005 was lower than the U.S. statutory tax rate primarily as a result of an income tax benefit of $27.4 million recorded upon the resolution of income tax matters with the Internal Revenue Service related to the former natural resource business. In addition, the Company recognized a $7.0 million net deferred tax benefit for the excess of the tax basis over the carrying value of the Company’s investment in BAX Global as a result of its decision to sell BAX Global’s stock.

The effective tax rate in 2004 was higher than the U.S. statutory tax rate due to state income tax expense.

NOTE 18 - SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended December 31,
(In millions)	2006	2005	2004
Cash paid for:
Interest	$12.3	23.9	19.3
Income taxes, net (a)	118.7	70.4	34.4

Other noncash financing activities – settlement of employee benefits with Company common shares	$4.2	20.2	16.3

(a)	Without the gain on sale of BAX Global and the related use of proceeds, cash paid for income taxes in 2006 would have been approximately $75.0 million.

Beginning on January 1, 2006, the Company made matching contributions related to its 401(k) plan in cash rather than in the Company’s common stock.

The Company’s sales of natural resource assets in 2004 included $14.8 million of noncash proceeds, primarily the assumption of liabilities by the purchaser.

121	The Brink’s Company 2006 Annual Report

NOTE 19 - OTHER OPERATING INCOME, NET

	Years Ended December 31,
(In millions)	2006	2005	2004
Share in earnings of equity affiliates	$3.3	3.4	1.0
Royalty income	1.8	2.0	1.6
Gains on sale of operating assets and mineral rights, net	0.4	9.6	5.7
Foreign currency transaction losses, net	(1.0)	(3.1)	(0.2)
Impairment losses	(1.5)	(1.3)	(0.3)
Penalties on unpaid value-added taxes	—	—	(0.4)
Other	2.9	4.4	3.7

Total	$5.9	15.0	11.1

Gains on sale of operating assets and mineral rights, net in 2005 included $5.8 million related to a 2003 West Virginia coal asset sale due to the formal transfer of liabilities in 2005 to the buyer. In addition, a $3.1 million gain on the sale of residual assets and mineral rights related to former mining operations in Kentucky was recognized in 2005.

Gains on sale of operating assets and mineral rights, net in 2004 included $5.7 million related to the disposal of residual assets of the Company’s former coal operations.

NOTE 20 – INTEREST AND OTHER NONOPERATING INCOME (EXPENSE), NET

	Years Ended December 31,
(In millions)	2006	2005	2004
Interest income	$13.9	4.7	3.8
Dividend income from real estate investment	5.1	4.1	—
Gains on sales of marketable securities	1.0	0.2	4.3
Senior Notes prepayment make-whole amount	(1.6)	—	—
Other, net	(1.5)	0.3	(0.2)

Total	$16.9	9.3	7.9

122	The Brink’s Company 2006 Annual Report

NOTE 21 - RISK MANAGEMENT

The Company has risk management policies designed to minimize the impact on earnings and cash flows from fluctuations in interest rates, commodity prices and foreign exchange rates. The Company utilizes derivative and non-derivative financial instruments in order to manage these risks. The Company does not use derivative financial instruments for purposes other than hedging underlying commercial or financial exposures of the Company. The risk that counterparties to these derivative financial instruments may be unable to perform is minimized by limiting the counterparties to major financial institutions with investment grade credit ratings. The Company does not expect to incur a loss from the failure of any counterparty to perform under the agreements. In addition, depending on market conditions, the Company has been able to adjust its pricing through the use of surcharges to partially offset large increases in the cost of commodities.

Derivative Financial Instruments

At December 31, 2006, the fair value liability of the Company’s outstanding foreign currency forward contracts was not significant. At December 31, 2005, the Company had net fair value liabilities of $0.1 million associated with BAX Global’s foreign currency forward contacts. The outstanding derivative financial instruments associated with BAX Global were assumed by the purchaser of BAX Global in January 2006.

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

The fair value of the Company’s floating-rate short-term and long-term debt approximates the carrying amount. The fair value of the Company’s significant fixed rate long-term debt is described below. Fair value is estimated by discounting the future cash flows using rates for similar debt instruments at the valuation date.

	December 31,
	2006		2005
(In millions)	Fair Value	Carrying Values	Fair Value	Carrying Values
DTA bonds	$52.5	43.2	48.8	43.2
Senior Notes (a)	—	—	79.5	76.7

(a)	Prepaid in 2006.

123	The Brink’s Company 2006 Annual Report

NOTE 22 - OTHER COMMITMENTS AND CONTINGENCIES

Surety Bonds and Letters of Credit

The Company is required by various state and federal laws to provide security with regard to its obligations to pay workers’ compensation, reclaim lands used for mining by the Company’s former coal operations and satisfy other obligations. As of December 31, 2006, the Company had outstanding surety bonds with third parties totaling approximately $45.2 million that it has arranged in order to satisfy various security requirements. Most of these bonds provide financial security for obligations which have already been recorded as liabilities. Surety bonds are typically renewable on a yearly basis; however, there can be no assurance the bonds will be renewed or that premiums in the future will not increase.

If the remaining surety bonds are not renewed, the Company believes that it has adequate available borrowing capacity under its Letter of Credit Facility and its Revolving Facility to provide letters of credit or other collateral to secure its obligations.

The Company has issued letters of credit of $141.3 million under its $150 million Letter of Credit Facility, described in “Debt” above. At December 31, 2006, all of these issued letters of credit were used to secure the Company’s obligations.

Former Coal Operations

At December 31, 2006, the Company had obligations of $8.5 million (at net present value) under mineral lease agreements that give it the right to access and mine coal properties in exchange for required minimum annual payments. These agreements require that the Company pay royalties to lessors based on production of coal or minimum amounts if coal is not produced.

BAX Global’s Litigation

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

BAX Global’s Taxes

The Company has retained all pre-closing tax assets and liabilities related to BAX Global, except deferred income taxes. The Company has $9.4 million accrued for these net tax liabilities at December 31, 2006.

124	The Brink’s Company 2006 Annual Report

Value-added taxes (“VAT”) and customs duties

During 2004, the Company determined that one of its non-U.S. Brink’s business units had not paid customs duties and VAT with respect to the importation of certain goods and services. The Company was advised that civil and criminal penalties could be asserted for the non-payment of these customs duties and VAT. Although no penalties have been asserted to date, they could be asserted at any time. The business unit has provided the appropriate government authorities with an accounting of unpaid customs duties and VAT and has made payments covering its calculated unpaid VAT. As a result of its investigation, the Company accrued charges of $1.1 million to operating profit and recorded estimated interest expense of $0.7 million related to this matter during 2004. The Company believes that the range of reasonably possible losses is between $0.4 million and $3.0 million for potential penalties on unpaid VAT and has accrued $0.4 million. The Company believes that the range of possible losses for unpaid customs duties and associated penalties, none of which has been accrued, is between $0 and $35 million. The Company believes that the assertion of the penalties on unpaid customs duties would be excessive and would vigorously defend against any such assertion. The Company does not expect to be assessed interest charges in connection with any penalties that may be asserted. The Company continues to diligently pursue the timely resolution of this matter and, accordingly, the Company’s estimate of the potential losses could change materially in future periods. The assertion of potential penalties may be material to the Company’s financial position and results of operations.

Gain Contingency - Insurance claims

The Company filed insurance claims of $2.4 million in 2006 (which were collected in early 2007) and anticipates filing additional insurance claims of $2.6 million to $3.9 million in 2007 related to property damage and business interruption insurance coverage for losses sustained by Brink’s and BHS from Hurricane Katrina. As of December 31, 2006, the Company has recorded a receivable of $1.8 million covering property damage, of which approximately $1 million related to the $2.4 million claim collected in the first quarter of 2007. Because the Company’s property damage insurance coverage provides for replacement value, the Company expects to record proceeds in excess of realized losses when the claims are ultimately settled. In addition, payment for lost revenues under business interruption coverage will be recognized as operating income when the claims are settled. As a result, the Company expects to recognize gains of between $3 million and $5 million in 2007 for amounts collected in excess of previously recorded receivables.

Purchase Obligations

At December 31, 2006, the Company had noncancelable commitments for $53.0 million in equipment purchases, and information technology and other services.

125	The Brink’s Company 2006 Annual Report

NOTE 23 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2006 Quarters				2005 Quarters
(In millions, except per share amounts)	1st	2nd	3rd	4th (a)	1st	2nd	3rd	4th (b)
Revenues	$663.6	697.5	720.6	755.9	$601.1	633.5	651.3	663.1
Operating profit	44.1	41.9	52.1	62.5	29.0	18.3	44.0	24.1
Income (loss) from:
Continuing operations	$24.2	21.2	24.8	33.1	$10.5	2.2	23.4	6.2
Discontinued operations	379.2	9.5	1.7	93.5	3.1	13.1	42.4	46.9
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	(5.4)

Net income	$403.4	30.7	26.5	126.6	$13.6	15.3	65.8	47.7

Net income (loss) per common share:
Basic:
Continuing operations	$0.42	0.43	0.53	0.72	$0.19	0.04	0.41	0.11
Discontinued operations	6.57	0.19	0.04	2.02	0.05	0.23	0.76	0.82
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	(0.09)
Net income	$6.99	0.62	0.57	2.74	$0.24	0.27	1.17	0.84

Diluted:
Continuing operations	$0.42	0.42	0.53	0.71	$0.19	0.04	0.41	0.11
Discontinued operations	6.50	0.19	0.04	2.00	0.05	0.23	0.74	0.81
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	(0.09)
Net income	$6.92	0.62	0.56	2.71	$0.24	0.27	1.15	0.83

Dividends declared per common share	$0.0250	0.0625	0.0625	0.0625	$0.0250	0.0250	0.0250	0.0250
Stock prices:
High	$54.03	57.90	58.35	66.12	$39.70	37.36	41.50	49.17
Low	46.90	49.98	52.40	52.10	33.43	29.73	35.50	37.85

(a)	The Company’s results of operations in the fourth quarter of 2006 included a $149.4 million pretax benefit in discontinued operations related to a reduction in the Company’s obligation under the Health Benefit Act. The Company recorded a reduction to expenses of approximately $2.9 million in the fourth quarter in its Brink’s segment to reflect a revision to the estimate for the allowance for doubtful accounts.

(b)	The Company’s results of operations in the fourth quarter of 2005 includes an after-tax charge of $5.4 million to reflect the cumulative effect of a change in accounting principle related to the adoption of FIN 47. During the fourth quarter of 2005, the Company reached a final settlement agreement related to all claims for Federal Black Lung Excise Tax and recorded a pretax gain of $15.1 million in discontinued operations. The Company received this refund in 2006. The Company’s results in the fourth quarter of 2005 included a $3.0 million gain as liabilities related to reclamation were formally transferred to the buyer. During the fourth quarter of 2005 the Company repatriated cash of $71.2 million, including $22.4 million related to BAX Global’s non-U.S. subsidiaries, under the provision of the American Jobs Creation Act of 2004. The Company recorded additional income tax expense of $3.6 million in the fourth quarter of 2005, including $0.7 million included as a component of discontinued operations, related to the repatriation. During the fourth quarter of 2005, the Company recognized a $7.0 million deferred tax benefit in discontinued operations as a result of changing its intention regarding its investment in BAX Global.

At December 31, 2006, approximately $65 million of stockholders’ equity was not available for dividends to shareholders due to limitations imposed by the Company’s Revolving Facility and other lending arrangements (see note 12). Earnings per share amounts for each quarter are required to be computed independently. As a result, their sum may not equal the annual earnings per share. The Company’s common stock trades on the New York Stock Exchange as “BCO.” As of February 22, 2007, there were approximately 2,270 shareholders of record of common stock.

126	The Brink’s Company 2006 Annual Report

THE BRINK’S COMPANY

and subsidiaries

SELECTED FINANCIAL DATA

Five Years in Review

(In millions, except per share amounts)	2006	2005	2004	2003	2002
Revenues and Income
Revenues	$2,837.6	2,549.0	2,277.5	1,999.4	1,862.3
Income from continuing operations	103.3	42.3	71.5	37.9	57.6
Income (loss) from discontinued operations (a)	483.9	105.5	50.0	(8.5)	(31.5)
Cumulative effect of change in accounting principle (b)	—	(5.4)	—	—	—

Net income	$587.2	142.4	121.5	29.4	26.1

Financial Position
Property and equipment, net	$981.9	867.4	914.0	873.2	871.2
Total assets	2,188.0	3,036.9	2,692.7	2,548.6	2,459.9
Long-term debt, less current maturities	126.3	251.9	181.6	221.5	304.2
Shareholders’ equity	753.8	837.5	688.5	495.6	381.2

Per Common Share
Basic, net income (loss):
Continuing operations	$2.07	0.75	1.31	0.71	1.08
Discontinued operations (a)	9.69	1.88	0.92	(0.16)	(0.60)
Cumulative effect of change in accounting principle (b)	—	(0.10)	—	—	—
Net income	$11.75	2.53	2.23	0.55	0.48

Diluted, net income (loss):
Continuing operations	$2.05	0.74	1.29	0.71	1.08
Discontinued operations (a)	9.59	1.85	0.91	(0.16)	(0.60)
Cumulative effect of change in accounting principle (b)	—	(0.09)	—	—	—
Net income	$11.64	2.50	2.20	0.55	0.48

Cash dividends	$0.2125	0.10	0.10	0.10	0.10

Weighted Average Common Shares Outstanding
Basic	50.0	56.3	54.6	53.1	52.1
Diluted	50.5	57.0	55.3	53.2	52.4

(a)	Income (loss) from discontinued operations reflects the operations and gains and losses on disposal of the Company’s former coal, natural gas, timber, gold and BAX Global operations. Some of the expenses recorded within discontinued operations through 2002 are continuing after the disposition of the coal business and are recorded within continuing operations in 2003 through 2006. Ongoing expenses related to former operations primarily consist of postretirement and other employee benefits associated with Company-sponsored plans and black lung obligations, and administrative and legal expenses to oversee residual assets and retained benefit obligations. See notes 4 and 17. In accordance with APB 30, the Company included these expenses within discontinued operations for periods prior to 2003. Beginning in 2003, expenses related to Company-sponsored pension and postretirement benefit obligations, black lung obligations and related administrative costs are recorded as a component of continuing operations. The amount of expenses related to postretirement and other employee benefits associated with the Company-sponsored plans and black lung obligations that were charged to discontinued operations was $2 million for the year ended 2002. Adjustments to contingent liabilities are continuing to be recorded within discontinued operations.

(b)	The Company’s 2005 results of operations includes a noncash after-tax charge of $5.4 million or $0.09 per diluted share to reflect the cumulative effect of a change in accounting principle pursuant to the adoption of FIN 47.

127	The Brink’s Company 2006 Annual Report

THE BRINK’S COMPANY

PERFORMANCE GRAPH

The following graph shows a five-year comparison of cumulative total returns for Brink’s Common Stock outstanding since December 31, 2001, through December 31, 2006, the S&P MidCap 400 Index and the S&P MidCap Diversified Commercial & Professional Services Index (formerly known as the S&P MidCap Diversified Commercial Services Index).

*	$100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2007, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

SOURCE: RESEARCH DATA GROUP, INC.

Comparison of Five-Year Cumulative Total Return Among

Brink’s Common Stock, the S&P MidCap 400 Index and

the S&P MidCap Diversified Commercial & Professional Services Index (1)

	Years Ended December 31,
	2001	2002	2003	2004	2005	2006
The Brink’s Company	$100	83.99	103.42	181.38	220.49	295.32
S&P MidCap 400 Index	$100	85.49	115.94	135.05	152.00	167.69
S&P MidCap Diversified Commercial & Professional Services Index	$100	86.28	112.06	150.78	163.50	182.60

Copyright © 2007, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

(1)	For the line designated as “The Brink’s Company” the graph depicts the cumulative return on $100 invested in The Brink’s Company’s Common Stock. For the S&P MidCap 400 Index and the S&P MidCap Diversified Commercial & Professional Services Index, cumulative returns are measured on an annual basis for the periods from December 31, 2001 through December 31, 2006, with the value of each index set to $100 on December 31, 2001. Total return assumes reinvestment of dividends. The Company chose the S&P MidCap 400 Index and the S&P MidCap Diversified Commercial & Professional Services Index because the Company is included in these indices, which broadly measure the performance of mid-size companies in the United States market.

128	The Brink’s Company 2006 Annual Report